Form 20-F
period 2001-12-31
GIVEN IMAGING LTD
filed 2002-04-09
CIK 1126140

Use these links to rapidly review the document
TABLE OF CONTENTS

As filed with the Securities Exchange Commission on April 9, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

GIVEN IMAGING LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

2 Ha'Carmel Street
Yoqneam 20692, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value NIS 0.05 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001:

25,104,913 Ordinary Shares, par value NIS 0.05 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /X/    No / /

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /    Item 18 /X/

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

        The selected consolidated statements of operations data for the years ended December 31, 1999, 2000 and 2001, and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated statements of operations data for the period January 4, 1998 (inception), to December 31, 1999, and the selected consolidated balance sheet data as of December 31, 1998, have been derived from our audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with generally accepted accounting principles in the United States. You should read the selected consolidated financial information set forth below in conjunction with our consolidated financial statements and the related notes as well as "Item 5: Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.

		Year ended December 31
	Period from January 4, 1998 to December 31, 1998
		1999	2000	2001
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$—	$—	$—	$4,733
Cost of revenues	—	—	—	2,476

Gross profit	—	—	—	2,257
Operating expenses:
Research and development, gross	(846)	(2,207)	(4,137)	(6,156)
Royalty-bearing participation	76	752	312	44

Research and development, net	(770)	(1,455)	(3,825)	(6,112)
Selling and marketing	—	(64)	(2,923)	(12,902)
General and administrative	(231)	(419)	(1,224)	(2,664)

Total operating expenses	(1,001)	(1,938)	(7,972)	(21,678)

Operating income (loss)	(1,001)	(1,938)	(7,972)	(19,421)

Financing income, net	10	73	433	764

Net income (loss)	$(991)	$(1,865)	$(7,539)	$(18,657)

Basic and diluted income (loss) per ordinary share (1)	$(0.22)	$(0.23)	$(1.14)	$(1.60)

Ordinary shares used in computing basic and diluted income (loss) per ordinary share (1)	4,716,457	8,029,973	8,804,188	12,879,369
	As of December 31
	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$532	$1,508	$21,360	$61,230
Working capital	363	1,133	20,584	62,891
Total assets	770	2,167	25,530	75,923
Long-term liabilities, net of current portion	34	219	317	522
Total liabilities	295	716	2,455	6,590
Deficit accumulated during development stage	(991)	(2,856)	(12,059)	(30,716)
Total shareholders' equity	475	1,451	23,075	69,333

(1)
See Notes 1K and 10 of the notes to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

        This Form 20-F contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

  •
  statements as to the anticipated timing of sales of the Given System in new markets;

  •
  expectations as to the adequacy of our cash balances and cash flow from operations to support our operations for specified periods of time and as to the nature and level of cash expenditures;

  •
  expectations as to the timing of raising additional financing;

  •
  statements as to expected increases in sales, operating results and certain expenses, including research and development and sales and marketing expenses;

  •
  expectations as to the market opportunities for the Given System and other products, as well as our ability to take advantage of those opportunities;

  •
  expectations as to the receipt and timing of regulatory clearances and approvals;

  •
  expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

  •
  statements as to anticipated reimbursement from healthcare payors for the Given System;

  •
  expectations of future growth in the number of our research and development and sales and marketing personnel, and in the number of our sales and marketing offices;

  •
  estimates of the impact of changes in currency exchange rates on our operating results;

  •
  estimates of how we intend to use the remaining net proceeds of our initial public offering;

  •
  expectations as to the adequacy of our manufacturing facilities, the timing of delivery of production lines for the M2A capsule and as to the level of proposed capital expenditures; and

  •
  statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

        In addition, statements that use the terms "believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this Form 20-F reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

RISK FACTORS

We are a development stage company, have a history of losses and may never achieve or maintain profitability.

        We were formed in 1998 and have a limited operating history. We recorded our initial sales of the Given System in the third quarter of 2001. As of December 31, 2001, we had recognized only $4.7 million of revenues from sales of the Given System. We have generated losses each year since our inception. As of December 31, 2001, we had accumulated losses of $30.7 million. Our losses could continue for the next several years as we expand our research and development activities, increase our manufacturing and sales and marketing capabilities, conduct further clinical trials and seek additional regulatory approvals for the Given System. We may not generate sufficient revenues from product sales in the future to achieve or maintain profitable operations.

We are dependent on the Given System for all of our revenue.

        The Given System, consisting of the M2A capsule and the related data recorder and computer workstation, is our only product. We expect sales from the Given System to account for all of our revenue for the foreseeable future. As a result, factors adversely affecting our ability to sell, or the pricing of or demand for, this product could have a material adverse effect on our financial condition and results of operations.

If the Given System does not achieve broad market acceptance among physicians, we will not be able to generate the revenue necessary to support our business.

        We depend on broad market acceptance of the Given System among physicians. Physicians will not recommend the use of the Given System unless we can demonstrate that it produces results comparable or superior to existing diagnostic techniques, such as traditional endoscopy and radiological imaging. If long-term patient studies do not support our existing clinical results, or if they indicate that the use of the Given System has negative side effects on patients, physicians may not adopt or continue to use the Given System. In addition, in order to achieve broad market acceptance among physicians, we must demonstrate that the Given System is effective in diagnosing a broad range of disorders of the gastrointestinal tract. Even if we demonstrate the effectiveness of the Given System, physicians may still not use the system for a number of other reasons. For example, physicians may continue to recommend traditional endoscopy or radiological imaging simply because those methods are already so widely accepted and are based on established technologies. Patients may also be reluctant to have their physicians use new diagnostic methods. In order to achieve market acceptance of the system among physicians, we must also convince third-party payors that the system produces favorable results in a cost-effective manner so that they agree to provide sufficient coverage and reimbursement to physicians for use of the system. If, due to any of these factors, the Given System does not receive broad market acceptance among physicians, we will not generate significant revenues. In this event, our business, financial condition and results of operations would be seriously harmed.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and reimbursement from third-party healthcare payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing the Given System, we may be unable to generate sufficient sales to support our business.

        Demand for the Given System is likely to depend substantially on the extent to which reimbursement for the cost of the Given System and the procedures in which it is used will be available from government third-party payors such as the Medicare and Medicaid programs in the United States, other government health administration authorities, private health insurers and other organizations. In the United States, a current procedural technology, or CPT, code is necessary to facilitate claims submission. We are currently assisting our physician customers in their attempts to secure reimbursement through the use of existing CPT codes, including codes for endoscopy or miscellaneous procedures. We are also conducting clinical trials which we hope will demonstrate the economic benefits of the Given System compared to other diagnostic techniques. We intend to use this data to support physician claims for reimbursement from third-party payors under existing CPT codes or to support an application for a new CPT code. Even if a CPT code is available, third-party payors may deny coverage if they determine that a procedure was not reasonable or necessary, was experimental or was used for an unapproved indication. Some healthcare providers are moving toward a managed care system in which they contract to provide comprehensive healthcare for a fixed cost per person, irrespective of the amount of care actually provided. These providers, in an effort to control healthcare costs, are increasingly challenging the prices charged for medical products and services and, in some instances, have pressured medical suppliers to lower their prices. We are unable to predict what changes will be made in the reimbursement methods used by third-party payors. Furthermore, we could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement for procedures in which the Given System is used. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing our product, we may be unable to generate sufficient sales to support our business.

        Our success in international markets also depends on the eligibility of the Given System for reimbursement through government-sponsored healthcare payment systems and third-party payors. Reimbursement practices vary significantly from country to country and within some countries, by region. Many international markets have government-managed healthcare systems that control reimbursement for new products and procedures. Other foreign markets have both private insurance systems and government-managed systems that control reimbursement for new products and procedures. Market acceptance of our product may depend on the availability and level of reimbursement in any country within a particular time. In addition, healthcare cost containment efforts similar to those we face in the United States are emerging in other countries in which we intend to sell our product, and we expect these efforts to continue. We have not yet obtained any international reimbursement approvals. We must obtain these approvals on a country-by-country basis or region-by-region basis. We cannot assure you that we will obtain these approvals in a timely manner or at all.

We are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, which could restrict the sale and marketing of the Given System and could cause us to incur significant costs.

        In August 2001, we received clearance from the FDA to market the Given System in the United States for use as an additional tool (also referred to as "adjunctive use") in the detection of abnormalities of the small intestine. The FDA's clearance of the Given System for adjunctive use requires the Given System's labeling to inform users that it is to be used with such other diagnostic methods as users believe are appropriate for each particular case. FDA regulations prohibit us from promoting or advertising the Given System, or any other devices that the FDA may clear in the future, for uses not within the scope of our clearances or making unsupported safety and effectiveness claims. These determinations can be subjective, and the FDA may disagree with our promotional claims. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar FDA actions which could limit product sales, delay or halt product shipment, delay new product clearance or approval, and adversely affect our profitability. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

        The FDA also requires us to adhere to the Quality System Regulation which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of the Given System. The FDA enforces the Quality System Regulation through inspections. We have never been through a Quality System Regulation inspection, and we cannot assure you that we would pass. If we fail a Quality System Regulation inspection, our operations could be disrupted and our manufacturing delayed. Failure to take adequate corrective action in response to a Quality System Regulation inspection could force a shutdown of our manufacturing operations and a recall of the Given System, which would have a material adverse effect on our product sales, financial condition and results of operations.

        We will be required to obtain additional FDA clearance before commercially distributing the Given System for other intended uses or for any other new products that we wish to market. This process can take the form of a 510(k) premarket notification, grant of a "de novo" classification or approval of a premarket application. We may also be required to obtain new 510(k) clearance or premarket application approval for significant postmarket modifications to the Given System. Each of these processes can be lengthy and expensive. The FDA's 510(k) premarket notification process usually takes from four to 12 months, but may take longer. The premarket application approval process is much more costly, lengthy and uncertain. It generally takes from one to three years, or even longer. The de novo classification process is intended for novel but low risk medical devices and involves a level of scrutiny similar to the 510(k) premarket notification process. An applicant may only seek de novo classification in the event that its 510(k) premarket notification is denied by the FDA. We cannot assure you that FDA clearance for other intended uses of the Given System, postmarket modifications or new products will be granted. Delays in obtaining further clearances will adversely affect our revenues and profitability.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, we will not be able to market and sell the Given System in that country or region.

        To be able to market and sell the Given System in a specific country or region, we or our distributors must obtain regulatory approvals and comply with the regulations of that country or region. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. In 2001, we received regulatory clearance to market and sell the Given System in the United States, the European Union, Australia, Canada, New Zealand and Israel. We have been advised by our distributors that they are required to receive regulatory clearance to market and sell the Given System in China and South Korea. We have been advised by our distributors that we are not required to obtain regulatory clearance to market or sell the Given System in Brazil, India, Mexico, Peru or Venezuela, but that some of these countries do require that the Given System be registered with a governmental authority. We have been advised by our distributors that they registered the Given System in Mexico and Venezuela during the first quarter of 2002 and that they are applying to register the Given System in Brazil and Peru. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country or region in which we plan to market our product. If we modify the Given System, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell it. We cannot be certain that we will continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be harmed.

Our failure to obtain necessary U.S. Federal Communications Commission, or FCC, authorizations could impair our ability to commercially distribute and market the Given System in the United States.

        Because the Given System includes a wireless radio frequency transmitter and receiver, it is subject to equipment authorization requirements in the United States. The FCC requires advance clearance of all radio frequency devices before they can be sold or marketed in the United States. These clearances ensure that the proposed products comply with FCC radio frequency emission and power level standards and will not cause interference. In March 2001, the FCC granted our equipment certification application for the Given System based on the current system design and specifications. Any modifications to the Given System may require new or further FCC approval before we are permitted to market and sell a modified system, and it could take several months to obtain any necessary FCC approval.

If newly-adopted European technical standards regarding radio frequencies are not implemented by European governments in a timely manner or at all, our failure to obtain a waiver or separate authorization could prevent use of the Given System in countries which have not yet implemented these standards.

        The frequency range in which the Given System operates is subject in Europe to technical standards for radio frequency use developed by the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations. On February 1, 2002, the Short Range Device Maintenance Group modified the technical standards for the specific radio frequency that the Given System uses to redefine the period of time during which any device can operate continuously in that frequency, known as the "duty cycle." This change permits the Given System to transmit for more than 10% of the time that it is in operation, which is necessary for the Given System to function. The Short Range Device Maintenance Group standards and European Conference of Postal and Telecommunications Administrations rules generally are not legally binding, and must be implemented into national laws by European governments to become binding. There is no certainty that these new technical standards will be implemented into national laws by all European governments in a timely manner or at all.

        As of February 1, 2002, records of the European Conference of Postal and Telecommunications Administrations indicate that only one European government, Italy, has indicated that it will not implement the new technical standards for the duty cycle. Prior to the implementation of the new technical standards change described above or if the technical standards are not implemented in a timely manner, we will seek to obtain waivers or separate authorizations to operate our system in each individual European country, either in advance or if our compliance with spectrum requirements is questioned. If those countries do not implement the technical standards, or we are unable to receive such a waiver or a separate authorization or to redesign our transmitter to operate on a radio frequency that is not subject to a limit on the duty cycle, an enforcement action could be brought to prevent the sale or use of the Given System in these countries.

Some of our activities may subject us to risks under federal and state laws prohibiting "kickbacks" and false or fraudulent claims.

        A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of health care products or services. While the federal law applies only to referrals, products or services for which payment may be made by a federal health care program, state laws often apply regardless of whether federal funds may be involved. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, by limiting the kinds of financial arrangements, including sales programs, with hospitals, physicians, and other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed. Since we may provide some coding and billing advice to purchasers of our products, and since we cannot assure that the government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance that can be substantial. Even an unsuccessful challenge could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition.

If we fail to support our growth in operations, particularly by enhancing our sales and marketing team, our business could suffer.

        Since commencing our sales and marketing efforts, we have significantly expanded our operations. For example, at the end of 2000 we employed 69 people compared to 169 employees at the end of 2001. The Given System requires a complex sales and marketing effort targeted at physicians and hospitals. The increase in employees from 2000 to 2001 included an additional 63 personnel in sales and marketing. We will need to expand further our sales and marketing team over the next two years to achieve our sales targets. We will face significant challenges and risks in building and managing our sales and marketing team, including managing geographically dispersed sales efforts and adequately training our sales people in the use and benefits of the Given System. To succeed in the implementation of our business strategy, our management team must rapidly execute our sales and marketing strategy, while continuing our research and development activities and managing anticipated growth by implementing effective planning. Our systems, procedures and controls may not be adequate to support our expected growth in operations.

We have limited experience in manufacturing the Given System and may encounter manufacturing problems or delays that could result in lost revenue.

        We have manufactured a limited number of units for prototypes, clinical trials and initial sales of the Given System. We do not have experience in manufacturing our product in the commercial quantities that we expect to require to meet demand for the Given System, nor can we be certain of our manufacturing costs. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if we can establish and maintain this capacity, the cost of doing so may increase the cost of our product and reduce our ability to compete. We may encounter difficulties in scaling up production of the Given System, including:

  •
  problems integrating semi-automated or fully-automated production lines;

  •
  problems involving production yields;

  •
  adequacy of quality control policies and procedures;

  •
  component supply shortages; and

  •
  compliance with U.S. and foreign regulations.

        Manufacturing the Given System is a complex process involving a number of separate processes and components. If demand for the Given System exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders. If we are unable to establish and maintain larger-scale manufacturing capabilities, our ability to generate revenues will be limited and our reputation in the marketplace may be harmed.

We currently do not have an extensive body of clinical data supporting the efficacy of the Given System. If future clinical data does not support our existing results, we may not achieve our revenue targets and may not become profitable.

        As of December 31, 2001, we had tested the Given System on a sample size of over 580 patients, as well as over 70 healthy volunteers. If future clinical data does not support our current findings that the diagnostic yield of the Given System, or the ability to confirm or expand the suspected diagnosis of disorders in the small intestine, is superior to that of generally accepted diagnostic methods such as traditional endoscopy, we may not achieve our revenue targets and may not become profitable. In addition, if future clinical experience indicates that the Given System causes unexpected complications or other unforeseen negative effects, physicians and patients may be unwilling to use it, and we could lose our regulatory approvals and be subject to significant liability.

Our reliance on single source suppliers could harm our ability to meet demand for the Given System in a timely manner or within budget.

        We depend on single source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, which recently purchased substantially all of the assets of Photobit Corporation, is currently the sole supplier of the imaging sensor and the packaging for the sensor, and Asicom Technologies Ltd. is currently the sole supplier of the transmitter that is integrated into the M2A capsule. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that we require, we may not be able to find alternative sources for these key components. As a result, we may be unable to meet demand for our product, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components of the Given System, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture our product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our product ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component.

Conditions in Israel affect our operations and may limit our ability to produce and sell our product which could decrease our revenues.

        We are incorporated under Israeli law and our principal offices, our manufacturing facilities and our research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. In March 2002, following a significant increase in violence in Israel, the West Bank and the Gaza Strip, armed hostilities broke out between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. Any further escalation in these hostilies or any future armed conflict, political instability or violence in the region, would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. Furthermore, several countries still restrict trade with Israeli companies which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service.

        Generally, all male adult citizens and permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Many of our officers and employees are currently obligated to perform annual reserve duty. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. For example, as a result of an increase in hostilities in March 2000, a number of our Israeli employees were called to active duty. Our operations could be disrupted by the absence for a significant period of one or more of our officers or employees due to military service. Any disruption to our operations could materially adversely affect the development of our business and our financial condition.

Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

        Protection of our patent portfolio is key to our future success. We rely on patent protection, as well as a combination of copyright, trade secret, design and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our patents may be challenged, invalidated or circumvented by third parties. Our patent applications may not issue as patents in a form that will be advantageous to us or at all. Our patents and applications cover particular aspects of our product and technology. There may be more effective technologies, designs or methods. If the most effective method is not covered by our patents or applications, it could have an adverse effect on our sales. If we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. The laws of foreign countries also may not protect our intellectual property rights to the same extent as the laws of the United States. Even if we adequately protect our intellectual property rights, litigation may be necessary to enforce these rights, which could result in substantial costs to us and a substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use the intellectual property that we have developed to enhance their products and compete more directly with us, which could result in a decrease in our market share. If we are not successful in challenging the competitor's claims, our ability to market the Given System in that jurisdiction would be harmed.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our product.

        There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. While we have attempted to ensure that the Given System does not infringe other parties' patents and proprietary rights, our competitors may assert that our product and the methods it employs may be covered by patents held by them. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents which our product may infringe. If our product infringes a valid patent, we could be prevented from selling it unless we can obtain a license or redesign the product to avoid infringement. A license may not be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business. In addition, any public announcements related to litigation or administrative proceedings could cause our share price to decline.

We face competition from large, well-established medical device manufacturers with significant resources.

        We consider the primary competition for the Given System to be existing technologies for detecting gastrointestinal disorders and diseases. Existing technologies include traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Asahi Optical Co., Ltd., the owner of the Pentax brand, and Fujinon, Inc. The principal manufacturers of equipment for radiological imaging are Siemens AG, Toshiba Corporation, General Electric Medical Systems, Shimadzu Corporation, Philips Medical Systems Ltd. and Trex Medical Corporation for x-ray machinery. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If we are unable to convince physicians to adopt the Given System over the current technologies marketed by our competitors, our financial results will suffer. In addition, we are aware of research and development efforts by some of these companies and other individuals and companies to develop imaging capsules or other less invasive imaging techniques that may be competitive with the Given System.

Our international operations will expose us to the risk of fluctuations in currency exchange rates.

        We expect that sales to our customers will be denominated primarily in U.S. dollars, as well as other currencies, including the Euro, depending on the location of the customer or the distributor used to fulfill our customers' orders. As a result, we expect that our receivables will be denominated in a mix of these currencies, while our payables will be denominated in a different mix of currencies. For example, 37% of our expenses for the year ended December 31, 2000, and 23% of our expenses for the year ended December 31, 2001, were denominated in new Israeli shekels, or shekels. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a portion of our expenses will continue to be denominated in shekels. As we expand our sales and marketing efforts in different regions, we also expect to incur increasing amounts of our expenses in U.S. dollars and the Euro, as well as other local currencies. If the value of a currency in which our receivables are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on our profit margin for sales of the Given System. We currently do not hedge our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

The use of the Given System, including ingestion of the M2A capsule, could result in product liability claims that could be expensive, damage our reputation and harm our business.

        Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability claims if the use of our product were to cause or contribute to injury or death, whether by aggravating existing patient symptoms or otherwise. There is also the possibility that defects in the design or manufacture of the Given System might necessitate a product recall. Although we maintain product liability insurance for the Given System, the coverage limits of these policies may not be adequate to cover future claims. Particularly as sales of the Given System increase, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to us and a substantial diversion of management attention. A product liability claim or any product recalls could also harm our reputation and result in a decline in revenues.

If we lose our key personnel or are unable to attract and retain additional personnel, our ability to compete will be harmed.

        We are highly dependent on the principal members of our management and scientific staff. In order to implement our business strategy, we will need to hire additional qualified personnel with expertise in research and development, clinical testing, government regulation, manufacturing, sales and marketing and finance. Our product development plans depend in part on our ability to attract and retain engineers with experience in electronics, software and optics. We may not be able to attract and retain personnel on acceptable terms given the intense competition for personnel among technology and healthcare companies and universities. The loss of any of these persons or our inability to attract and retain qualified personnel could harm our business and our ability to compete.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms. This could limit our ability to grow and carry out our business plan.

        Based on our current business plan, we anticipate that our existing cash balances and cash flow from our operations will be sufficient to permit us to conduct our operations and to carry out our contemplated business plans through the second half of 2003. After that time, we may require additional capital. Alternatively, we may need to raise additional funds sooner if our estimates of revenues, expenses, or capital or liquidity requirements change or are inaccurate. We may also need to raise additional funds sooner than expected, or may seek to take advantage of any capital raising opportunities, to finance our expansion plans, develop or acquire new products or technologies, enhance our existing product or respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders.

Our share price has been volatile.

        Our ordinary shares commenced trading on October 4, 2001. Since that time, the closing price of our shares has ranged from $7.48 to $18.05 per share. The price of our shares could fluctuate significantly for, among other things, the following reasons:

  •
  future announcements concerning us or our competitors;

  •
  quarterly variations in operating results;

  •
  changes in third-party reimbursement practices; and

  •
  regulatory developments.

        If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low.

        Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management's attention from our business.

The two largest beneficial owners of our shares, certain members of the Recanati family in Israel through Discount Investment Corporation and the principals of certain funds affiliated with OrbiMed Advisors, Inc., which we refer to as the OrbiMed investors, have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

        The largest beneficial owner of our shares, certain members of the Recanati family in Israel through Discount Investment Corporation beneficially own 48.5% of our outstanding ordinary shares, and the principals of the OrbiMed investors beneficially own 17.7% of our outstanding ordinary shares. As a result, these shareholders, acting together, can exercise a controlling influence over our operations and business strategy and have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

  •
  the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

  •
  approving or rejecting a merger, consolidation or other business combination;

  •
  raising future capital; and

  •
  amending our articles of association which govern the rights attached to our ordinary shares.

        This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

Future sales of our ordinary shares in the public market could adversely affect our share price.

        As of the date of this annual report, we have approximately 25.1 million ordinary shares outstanding. This includes the 5.0 million ordinary shares that we sold in our initial public offering in October 2001. On April 2, 2002, approximately 16.7 million of the remaining shares became available for resale of which approximately 15.2 million shares are subject to volume limitations under Rule 144. Future sales of these shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        From 1998 to 2001, we received grants totalling $1.2 million from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the Given System outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future.

We receive tax benefits that may be reduced or eliminated in the future.

        Our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments. From time to time, the government of Israel has discussed reducing or eliminating the tax benefits available to approved enterprise programs such as ours. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase. In addition, our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

        We are incorporated in Israel. The majority of our executive officers and directors are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

The new Israeli Companies Law may cause uncertainties regarding corporate governance.

        The new Israeli Companies Law, which became effective on February 1, 2000, has resulted in significant changes to Israeli corporate law. Under this new law, uncertainties may arise regarding corporate governance in some areas. For example, the law obligates a controlling shareholder, a shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under our articles of association, can appoint or prevent the appointment of an office holder, to act with fairness towards us. The Companies Law does not specify the substance of this duty and there is no binding case law that addresses this subject directly. These uncertainties and others could exist until this new law has been adequately interpreted, and these uncertainties could inhibit takeover attempts or other transactions and inhibit other corporate decisions.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent competitors from benefiting from the expertise of some of our former employees.

        We currently have non-competition agreements with substantially all of our employees. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company's confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated by RDC Rafael Development Corporation under the laws of the State of Israel in January 1998. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-257802-2. Our address is 2 Ha'Carmel Street, Yoqneam 20692, Israel. Our telephone number is (011) 972-4-909-7777. Our agent in the United States is our subsidiary Given Imaging, Inc. Given Imaging, Inc.'s address is Oakbrook Technology Center, 5555 Oakbrook Parkway, No. 355, Norcross, GA 30093.

        See Items 5 and 18 for a description of capital expenditures by the Company for the past three fiscal years. We have not made any divestitures during the same time period.

B. BUSINESS OVERVIEW

        We have developed the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. Our system uses a miniaturized video camera contained in a disposable capsule, which we refer to as the M2A capsule, that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner. We believe that the Given System overcomes many limitations of current diagnostic procedures and will be attractive to physicians and patients, including potential patients who may otherwise not be willing to undergo current diagnostic procedures due to fear of the discomfort associated with those procedures. We have received FDA clearance of the Given System for use as an adjunctive tool in detecting abnormalities of the small intestine. Our long-term objective, subject to regulatory clearances, is to establish the Given System as the first tool administered to patients to assist in the detection of abnormalities of the gastrointestinal tract.

        The Given System consists of three principal components:

  •
  a single-use, disposable M2A color-imaging capsule that is ingested by the patient;

  •
  a portable data recorder and array of sensors that are worn by the patient; and

  •
  a computer workstation with our proprietary RAPID software for downloading, processing and analyzing the transmitted data.

        The Given System is typically administered on an outpatient basis. After the patient swallows the M2A capsule, it moves naturally through the digestive system without causing discomfort. During a typical seven-hour test, the M2A capsule transmits approximately 50,000 images to the portable data recorder while the patient continues normal daily activities. After the patient returns the data recorder at his or her convenience to the physician, our proprietary RAPID software processes the images into a high quality video stream that a physician can review in about one hour.

        We believe that our clinical trials program, including the preliminary results from 55 sponsored clinical trials and one independent clinical trial that are currently being conducted, demonstrate that the Given System has a significantly higher diagnostic yield when compared to existing diagnostic techniques, such as push enteroscopy and radiological imaging, in detecting abnormalities in the small intestine. These clinical trials have also demonstrated that the M2A capsule can been easily ingested and safely passed through the gastrointestinal tract without causing complications or discomfort to patients. We hope to use the results from our these and future clinical trials to demonstrate the diagnostic and cost-effectiveness of the Given System for a variety of disorders, such as bleeding and iron deficiency anemia, Crohn's disease, malasbsorption (such as celiac disease), cronic dearhia, unexplained abdominal pain, irritable bowel syndrone, NSAID (non-steroidal anti-inflamatory drugs, such as aspirin) induced mucosal injuries and the performance of the M2A capsule in children.

        We believe that in the future our technology may provide a platform for diagnostic solutions for other areas of the gastrointestinal tract including the esophagus, the stomach and the colon. We believe these additional markets present meaningful opportunities for internal, noninvasive diagnostic procedures. We intend to continue our development efforts and conduct clinical studies and, if the results are positive, pursue regulatory clearance in the United States for use of our technology as a diagnostic tool for these other areas. If clinical data is developed to support the efficacy of the Given System as a diagnostic tool for other areas of the gastrointestinal tract, physicians in some international markets may choose to use the Given System for these other areas without additional regulatory approvals.

Disorders of the Gastrointestinal Tract

        The gastrointestinal tract is a series of organs in the body responsible for digesting food. These organs principally include the mouth, esophagus, stomach, small intestine and colon. The following is an illustration of the gastrointestinal tract:

Oral cavity
Esophagus
Stomach
Duodenum
Large Intestine
Small Intestine
Jejunum
Ileum
Anal canal

        The upper gastrointestinal tract consists of the mouth, esophagus, stomach and duodenum, which is the first portion of the small intestine. The esophagus is an approximately ten inch long tube that connects the throat and the stomach. The stomach is a sac-like organ that produces enzymes to break down food. The small intestine is an approximately 21 foot long hollow organ that is primarily responsible for digesting food.

The three parts of the small intestine are the duodenum, the jejunum and the ileum. The small intestine is located in the abdominal cavity between the stomach and the colon. The lower gastrointestinal tract consists of the lower two-thirds of the small intestine (the jejunum and the ileum) and the colon. The colon is the final portion of the gastrointestinal tract and is primarily responsible for absorbing water before waste is excreted.

        The gastrointestinal tract is susceptible to various disorders, including:

  •
  lesions, or patches of altered tissue, which may be cancerous;

  •
  inflammatory bowel disease, including Crohn's disease and ulcerative colitis, both of which inflame the lining of the digestive tract;

  •
  gastritis, which is inflammation of the lining of the stomach;

  •
  irritable bowel syndrome, which is characterized by abdominal pain or cramping and changes in bowel function;

  •
  peptic ulcer disease, which occurs when the lining of the esophagus, stomach or duodenum is worn away by stomach acid; and

  •
  polyps, or growths, which may be cancerous.

        Common symptoms of these disorders include abdominal pain, bleeding, diarrhea, anemia, weight loss and nausea.

Current Detection Methods for Gastrointestinal Disorders

        The most common methods for detection of gastrointestinal disorders, including disorders of the small intestine, are endoscopy and radiological imaging. Patients who undergo endoscopic and radiological imaging procedures may present a variety of symptoms, including abdominal pain, intestinal bleeding, constipation, diarrhea and weight loss. In each of these cases, it is possible that the symptoms result from disease or dysfunction within the small intestine. However, because a convenient method for visualizing the interior of the entire small intestine is not currently available, we believe that many gastroenterologists first examine the colon and stomach before performing an examination of the small intestine. According to Center for Medicare and Medicaid Services statistics, in 1999 approximately 276,000 radiological and approximately 23,000 endoscopic procedures covered by Medicare were performed to examine the small intestine. According to research conducted by SMG Marketing Group, radiological and endoscopic procedures to examine the small intestine covered by Medicare represented approximately 17% and 28%, respectively, of the total procedures performed to examine the small intestine in the United States in 2001. Based upon this data, SMG Marketing Group estimates that more than one million procedures to examine the small intestine were performed in 2001 in the United States utilizing current diagnostic methods. We believe that the introduction of the Given System, a diagnostic tool that enables physicians to visualize the small intestine without causing discomfort to the patient, will result in an increased number of diagnostic procedures relating to the small intestine.

Traditional Endoscopy

        A traditional endoscope is a device consisting of a flexible tube and an optical system. In gastrointestinal endoscopy, the physician introduces an endoscope through the mouth or anus to view the interior of the body.

        There are several types of endoscopic procedures used to identify disorders in the gastrointestinal tract. The basic endoscopic procedures available include:

  •
  Gastroscopy. In gastroscopy, the physician inserts a gastroscope, which is an approximately 3.5 foot long endoscope, through the patient's mouth, down the esophagus and into the stomach for visual examination.

  •
  Colonoscopy. In colonoscopy, the physician inserts a colonoscope, which is an approximately 5.5 foot long endoscope, into the patient's colon through the anus. Colonoscopy is the primary method for detecting disorders of the colon. Because of the increasing awareness of colon cancer, colonoscopy as a screening tool for early detection of colon cancer is becoming more common and in healthy individuals is generally recommended beginning at age 50.

  •
  Enteroscopy. Enteroscopy involves the visualization of the small intestine using an endoscope. There are two principal methods of enteroscopy:

  •
  Push enteroscopy. Push enteroscopy involves the insertion of an approximately six foot long push enteroscope into the mouth. Due to the length and curvature of the small intestine, push enteroscopy enables the physician to view only the first one-third of the small intestine. The procedure also takes longer to perform and is more complicated than gastroscopy.

  •
  Sonde enteroscopy. Sonde enteroscopy involves the insertion of an approximately nine foot long enteroscope through the nose. A gastroscope is simultaneously inserted into the mouth to assist in placement of the enteroscope through the pylorus, the valve connecting the stomach to the small intestine. The gastroscope is then withdrawn and the balloon at the end of the sonde enteroscope is expanded. The patient is required to stay in the hospital for seven to twelve hours while the sonde enteroscope is drawn through the small intestine by the natural contractions of the gastrointestinal tract. When the tip of the enteroscope reaches the end of the small intestine, the air is released from the balloon and, as the sonde enteroscope is withdrawn through the nose, the gastroenterologist views images of the small intestine. Although the reach of sonde enteroscopy is greater than that of push enteroscopy, this procedure is rarely used due to the extreme discomfort resulting from the procedure and the duration of the procedure for the patient and the physician.

        Based on current procedural technology, or CPT, codes, which are used by third-party payors for reimbursement, approximately 1.6 million gastroscopy procedures and 3.2 million colonoscopy procedures covered by Medicare were performed in the United States in 1999. In addition, according to Center for Medicare and Medicaid Services statistics, approximately 23,000 endoscopic procedures relating to the small intestine covered by Medicare were performed in the United States in 1999. We believe that the number of enteroscopic procedures performed annually for detection of small instestine disorders does not reflect the market opportunity for the Given System, which we believe could be substantially higher. Endoscopy typically is performed by a gastroenterologist and the professional fee reimbursement amount under Medicare in the United States ranges from $175 to $335 based on CPT codes. This reimbursement amount does not include technical or facility fees. In addition, it is common for third-party payors to provide reimbursement for higher amounts than Medicare.

        A traditional endoscope can perform both diagnostic and treatment functions. In a traditional endoscopic procedure, the physician is able to control the movement of the endoscope through the gastrointestinal tract, to stop the endoscope and examine more closely a particular area in the gastrointestinal tract and to take a tissue sample or seal a bleeding site using the endoscope. However, traditional endoscopy has some risks and limitations, including the following:

  •
  Requires sedation. Due to the need to insert a tube through the mouth or anus, a traditional endoscopic examination typically requires sedation of the patient due to patient discomfort.

  •
  Involves potential complications. Potential complications of traditional endoscopic procedures include difficulty in breathing while the tube is inserted in the mouth, perforation or tearing of the intestinal wall, post-procedural infection and vomiting, abdominal swelling, sore throat, diarrhea and cross-contamination resulting from inadequate disinfection of endoscopes.

  •
  Causes patient anxiety, discomfort and pain. Many patients are unwilling to undergo traditional endoscopic procedures due to the pain and discomfort associated with having a tube inserted through the mouth or anus.

  •
  Requires substantial time commitment. Patients undergoing a traditional endoscopic procedure are required to remain in the physician's office or hospital during the procedure. In addition, the effects of the sedation cause the patient to be inactive for several hours following the procedure.

        In addition, traditional enteroscopy is a particularly invasive procedure that involves a higher level of patient discomfort and, in the case of push enteroscopy, provides a physician with only limited visualization of the small intestine.

Radiological Imaging

        Radiological imaging is a commonly used method for initial detection of gastrointestinal disorders. During a radiological imaging examination, the patient swallows a contrast medium (such as barium), which is a dense liquid that coats the internal organs and makes them appear on x-ray film. The procedure produces a series of black and white x-ray images of the lumen, or cavity, of the small intestine.

        A more detailed examination, the double contrast small intestine enema, requires insertion of a tube through the mouth or nose, which is then pushed through the stomach and duodenum. High density barium and then methyl cellulose, a gel-like material used to expand the intestine, are injected through the tube into the patient's small intestine prior to a series of x-ray exposures.

        Based on CPT codes, more than three million radiological imaging procedures covered by Medicare for the detection of gastrointestinal disorders were performed in the United States in 1999, including approximately 571,000 relating to the throat and esophagus, 656,000 relating to the upper gastrointestinal tract, 521,000 relating to the colon and 276,000 relating to the small intestine. The procedure is performed by a radiologist and the professional fee reimbursement amount under Medicare in the United States ranges from $145 to $450 based on CPT codes. This reimbursement amount does not include technical or facility fees. In addition, it is common for third-party payors to provide reimbursement for higher amounts than Medicare.

        Radiological imaging also has risks and limitations as a diagnostic tool, including the following:

  •
  Provides limited view of soft tissue. Radiological imaging does not provide a detailed view of soft tissue, including the mucosa, or internal layer of the gastrointestinal tract. In addition, radiological imaging does not provide clear visualization of ulcerations or flat malignant lesions. A lesion must have a certain mass and a distinguishable shape in order to be detected by radiology.

  •
  Has difficulty detecting small pathologies. Radiological imaging has difficulty detecting smaller-sized disorders or pathologies (typically less than five millimeters in diameter). Larger pathologies of up to ten millimeters in diameter can also remain undetected.

  •
  Causes patient discomfort. Radiological imaging is uncomfortable for patients, requiring them to drink barium, which has an unpleasant chalky taste. A double contrast procedure is even more uncomfortable due to the insertion of a tube into the body through the mouth or nose. These preparatory measures can induce vomiting, particularly in a double contrast procedure if the injected contrast liquids return to the stomach. In elderly patients, the passage of barium can be difficult and can result in blockage requiring the use of disimpaction techniques.

  •
  Exposes patient to radiation. Radiological imaging poses increased risks of exposure to ionizing radiation for the patient. A double contrast procedure requires three to five times the amount of radiation to the patient. Tracking the progress of a disorder through repeated radiological imaging increases this risk.

The Given Imaging Solution

        The Given System uses a miniaturized video camera contained in a disposable capsule that is ingested by the patient and delivers high quality color images of the inside of the gastrointestinal tract in a painless and noninvasive manner. We believe that the Given System represents a breakthrough in gastrointestinal diagnostics and provides a solution to many of the shortcomings of existing procedures by offering the following benefits:

  •
  Allows high quality visualization of the entire small intestine. The Given System provides approximately 50,000 high quality color images of the digestive tract (at a rate of two images per second), including images of the entire small intestine. By comparison, a push enteroscope accesses only approximately the first third of the small intestine.

  •
  Patient-friendly, non-invasive procedure. The Given System provides a patient-friendly alternative tool for the diagnosis of patients that present symptoms of disorders of the small intestine. Our M2A capsule requires no sedation or patient preparation (other than a typical overnight fast), is easily ingested by the patient and does not use x-rays to produce images. We believe that this patient-friendly solution will increase the number of people who undergo diagnosis for gastrointestinal disorders since existing methods have been intimidating or uncomfortable for many potential candidates.

  •
  Improved diagnostic yield. Based on our clinical results to date, we believe that the Given System delivers an improved diagnostic yield in comparison to enteroscopy. In the clinical trials supporting our application for FDA clearance, the Given System detected physical abnormalities in 12 of 20 patients, or 60%, while push enteroscopy detected physical abnormalities in 7 of 20 patients, or 35%. In total, 14 lesions were detected in 13 of 20 patients participating in the clinical trials using either the Given System, push enteroscopy or surgical techniques. The Given System detected 12 of 14 lesions, or 86%, while push enteroscopy detected 7 of 14 lesions, or 50%. The preliminary results of ongoing sponsored clinical trials involving 109 patients support the conclusion from our 20-patient trial for FDA clearance of a higher diagnostic yield for the M2A capsule compared to push enteroscopy. Furthermore, because the M2A capsule permits viewing of the interior of the entire small intestine, we believe that a negative finding from the Given System, unlike conventional diagnostic techniques, can have significant diagnostic value as physicians may have more confidence in ruling out the existence of certain suspected abnormalities in the small intestine based on this finding.

  •
  Administered on an outpatient basis. We have designed the M2A capsule to be administered in an outpatient setting, thus allowing the patient to go about his or her daily routine as the capsule transmits images and other data to the portable data recorder. In addition, we believe the Given System offers a significant opportunity for gastroenterologists and endoscopy departments to expand their business by increasing the number of procedures performed at their office or facility.

  •
  Detects small pathologies. Unlike radiological imaging procedures, the M2A capsule allows detailed (up to 0.1 millimeter resolution) visualization of the small intestine. This increases the possibility of detecting and diagnosing pathologies in the small intestine that might otherwise go undetected.

  •
  Natural passage requires no insufflation. Many traditional endoscopic procedures require insufflation, or the forcing of air into the gastrointestinal tract. This process can cause considerable patient discomfort. The Given System does not require insufflation because the M2A capsule is ingested and moves through the digestive tract with the natural contractions of the intestine. Additionally, the absence of insufflation allows the M2A capsule to capture images of the gastrointestinal tract in its normal physiological state.

  •
  Provides convenient digital reporting, storage and remote consulting capabilities. The physician can review the video stream produced by the Given System in about one hour, either in one session or several separate sessions, without any need to have the patient remain in the office or clinic during the review. The RAPID software allows the physician to save and replay a short video stream in digital format that starts 50 frames prior to the user command and continues 50 frames thereafter. This feature enables a physician to review a particular video sequence at his or her convenience, save specific frames, or attach the thumbnail video file to an e-mail to send to the patient file or a colleague, such as the referring physician.

  •
  Provides a cost-effective diagnostic tool. We believe that the Given System procedure, including the cost of the M2A capsule, will be cost-effective for health care providers in part due to our belief that use of the system will result in a need for fewer diagnostic tests based on a higher expected diagnostic yield. In the 20-patient clinical trial supporting our FDA application and additional clinical trials conducted by two members of our medical advisory board in Israel involving 35 patients, the Given System either confirmed or expanded the suspected diagnosis in 34 of 55 patients, or 62%. Each of the 55 patients participating in the clinical trials ingested one M2A capsule. Prior to the trials, they had collectively undergone a total of 344 diagnostic procedures, or an average of 6.3 tests per patient, including 105 colonoscopy procedures, 83 gastroscopy procedures, 63 radiological procedures, 54 enteroscopy procedures and 39 other gastrointestinal examinations. This clinical data is consistent with a 1990 study published in Gastrointestinal Endoscopy which stated that 39 patients undergoing push enteroscopy for unidentified obscure bleeding had a total of 277 diagnostic tests performed or an average of 7.3 tests per patient. At the conclusion of the study, 49% of the patients continued to have an unknown bleeding source. The Given System may result in additional cost savings due to the reduction in physician resources and facility costs permitted by the outpatient nature of the Given System procedure.

The Given System

        The Given System consists of three components:

  •
  a single-use, disposable M2A color-imaging capsule that is ingested by the patient;

  •
  a portable data recorder and array of sensors that are worn by the patient; and

  •
  a computer workstation with our proprietary RAPID software for downloading, processing and analyzing transmitted data.

        The central component of the Given System is the M2A imaging capsule. The M2A capsule is a miniaturized disposable video camera encased in a biocompatible acid-resistant plastic shell designed for easy and safe ingestion. The capsule has the dimensions of a large vitamin (approximately 11 millimeters in diameter by 26 millimeters in length) and it incorporates a specially developed imaging device based on complementary metal oxide semiconductor, or CMOS, technology. Other components include a lens, white-light emitting diodes for illumination, an application-specific integrated circuit device for image transmission, low-power silver oxide batteries, a coiled antenna and other discrete electronic components.

        Until its use, the M2A capsule is stored in a hermetically sealed package. Before the patient ingests the capsule, the package is opened and the removal of the capsule from the package activates a magnetic switch that commences the video transmission. The M2A capsule transmits images at a rate of two images per second for approximately seven hours, resulting in approximately 50,000 images, at which time the battery power is depleted and recording ceases.

        The following is a diagram of the capsule:

        To start the procedure, the patient ingests the M2A capsule with a small amount of water. The capsule passes naturally through the intestine by the normal contractions of the intestinal muscles. The M2A capsule transmits images and other data to an array of antennae that are secured to the abdomen with adhesive pads, and connected to a proprietary wireless data recorder. The recorder is worn on a belt around the waist of the patient for approximately seven hours, allowing the patient to continue with regular activities. The M2A capsule is excreted naturally from the body, usually within a day or two, without pain or discomfort. There is no need to retrieve the capsule after passage.

        After the recording ceases, the patient returns the recorder to the physician's office at his or her convenience, where it is connected to the Given computer workstation for downloading of the images and data captured during the test. Our proprietary RAPID software then processes the images and other data received from the capsule. The RAPID software includes a number of proprietary algorithms relating to the speed of processing imaging data, as well as to the visual presentation of this data. After processing the images, which takes approximately two hours, the Given workstation generates a video stream of the images for viewing by the physician. Based on our initial clinical trials, we have found that physicians have required approximately one hour to view and analyze the video presentation of the data. This is performed at the physician's convenience, either in one session or several separate sessions without any need to have the patient remain in the office or clinic during the review.

        As the physician reviews the information presented on the screen of the workstation, the physician can save certain sections of the video stream into "thumbnails," which are short video streams that start 50 frames prior to the user command and end 50 frames later. The physician can therefore review the video sequence carefully, save specific frames, or attach the short video file to an e-mail in order to consult with a colleague, or store for future reference. This file can also be a basis for a presentation or consultation with other medical professionals.

Clinical Trials

        To evaluate the use of the Given System on humans, to date we have had more than 650 patients and healthy volunteers ingest the M2A capsule in clinical trials.

        Between December 1998 and March 2001, we had 73 healthy volunteers ingest the M2A capsule. In each of those cases, the volunteers easily swallowed the capsule, the capsule moved smoothly through the gastrointestinal tract and the volunteers excreted the capsule naturally without any adverse events.

        To further evaluate the safety and efficacy of the Given System, we have completed two feasibility trials conducted by two members of our medical advisory board in Israel. Between September 2000 and early March 2001, 35 patients ingested the M2A capsule for these studies. The Given System provided information that either confirmed or expanded the suspected diagnosis in 22 of the 35 patients, or 63%. The patients ingested and passed the capsule smoothly with no adverse events in all of these cases.

        To support our FDA application, two other members of our medical advisory committee conducted an additional clinical trial in the United States between October 2000 and January 2001. Twenty patients were examined in the trial using both the Given System and push enteroscopy. The trial was designed to evaluate the ingestion, passage and excretion of the M2A capsule, assess the diagnostic ability of the Given System in comparison to push enteroscopy, obtain subjective assessments from patients comparing the Given System and the push enteroscopy procedures, and analyze retrieved capsules for dismantling or deterioration during passage through the digestive tract.

        The results of the clinical trial supporting FDA clearance indicated the following:

  •
  Easy ingestion and safe passage. The M2A capsules were easily ingested, passed safely through the digestive tract and were naturally excreted without causing complications or reported discomfort.

  •
  Improved diagnostic yield. The Given System detected new findings in the small intestine not previously detected by other methods, such as traditional endoscopy and barium x-rays. In the clinical trial, the Given System detected physical abnormalities in 12 of 20 patients, or 60%, while push enteroscopy detected physical abnormalities in 7 of 20 patients, or 35%. In total, 14 lesions were detected in 13 of 20 patients participating in the clinical trials using either the Given System, push enteroscopy or surgical techniques. The Given System detected 12 of the 14 lesions, or 86%, while push enteroscopy detected 7 of 14 lesions, or 50%.

  •
  Clear preference for the Given System. The subjective assessments of the patients showed a definite preference for the Given System procedure over push enteroscopy.

  •
  No deterioration during passage. Although the M2A capsule is designed to be disposable, our clinical trial protocol required retrieval of the capsules after use in order to determine whether they suffered any deterioration. All of the retrieved capsules were intact and showed no signs of dismantling or deterioration.

        The clinical study report concluded that the Given System is able to acquire satisfactory images and to identify pathologies in the small intestine that are not accessible by push enteroscopy or other methods. The clinical study report also stated that the Given System procedure is simple, low risk and less traumatic than other procedures, that the procedure is more convenient for both the patient and the physician and that it may be used in a variety of settings.

        As of the date of this report, there are 55 sponsored clinical trials and one independent clinical trial being conducted to evaluate the effectiveness of the Given System in detecting different gastrointestinal disorders, the use of the Given System with children and the cost-effectiveness of the Given System compared to other diagnostic techniques. We have received the following unpublished preliminary results from some of these clinical trials:

  •
  The preliminary results of ongoing trials involving 109 patients in which the Given System was compared to push enteroscopy support the conclusion from our 20-patient trial for FDA clearance of a higher diagnostic yield for the M2A capsule compared to push enteroscopy.

  •
  The preliminary results of an ongoing clinical trial involving 20 patients in which the M2A capsule was compared to radiology and computerized tomography in patients with suspected Crohn's disease found that the M2A capsule detected all lesions diagnosed by other methods, detected additional lesions not detected by other methods in 47% of the cases and ruled out suspected lesions detected by the other methods in 16% of the cases.

  •
  The preliminary results of an ongoing pediatric clinical trial involving 11 children between the ages of 11 and 17 suspected of having disorders of the small intestine not identified by other conventional diagnostic techniques show a positive diagnostic outcome in 10 of the 11 cases. In addition, in all cases the M2A capsule was ingested and passed smoothly without any adverse events.

        We intend to use the data from this and other trials to demonstrate to third-party payors the economic benefits of the Given System compared to conventional diagnostic methods.

        The M2A capsule is not recommended for use by patients who have known or suspected gastrointestinal obstructions, narrowing, and certain other abnormalities. In the course of our clinical trials, we received reports of a few cases (approximately 1% of all persons who have ingested the capsule) in which the individuals had obstructions or narrowing and, as a result, the capsule did not pass naturally. In these cases, either the condition was known to the physician and the capsule was administered to collect information prior to a scheduled surgery or the condition had not previously been detected and eventually would have required surgery for treatment. In all cases, the capsule was removed without incident. In patients with unsuspected or unknown obstructions, narrowing or certain other abnormalities of the gastrointestinal tract, the M2A capsule can potentially become blocked from natural excretion, requiring hospitalization and surgery to remove it.

Marketing and Distribution

Direct Sales

        We market the Given System through a direct sales force in the United States, Australia, France, Germany and Israel. Our marketing and sales strategy for direct sales is to use a combination of regional managers, technical sales representatives and clinical educators. As of December 31, 2001, we had 85 employees in sales and marketing.

        Our marketing strategy is to achieve market penetration by marketing to gastroenterologists and hospitals. In the United States, there are approximately 10,000 American Medical Association-registered gastroenterologists and approximately 5,800 hospitals. We believe the Given System offers a significant opportunity for gastroenterologists and endoscopy departments to expand their business by increasing the number of procedures performed at their office or facility, since the procedure is designed to be performed on an outpatient basis.

        Our initial sales and marketing strategy is to focus on educating physicians at trade shows and scientific meetings and preparing workshops, courses, videos and seminars. During 2002, we also plan to continue to implement web-centered marketing through our web site that will provide physicians with virtual courses, clinical papers, material on clinical studies, and gastrointestinal community billboards. Our technical sales representatives will seek to educate physicians and other healthcare professionals about the advantages of the Given System over current diagnostic methods and the potential benefits of early adoption of our technology, including the potential for increased patient referrals and follow-up treatments.

Local Distributors

        We currently market the Given System through local distributors in approximately 35 countries. Sales to our local distributors accounted for 33% of our revenues for the year ended December 31, 2001. Under the terms of our distribution agreements, we have granted to one distributor in each particular country or region the right to market the Given System for an initial period of approximately three years. During this period, our distributors are required to meet minimum sales targets set out in each distribution agreement. We may, in our sole discretion, upon 60 days prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets. Following the expiration of the initial period, the distribution agreement with each distributor is automatically renewed, unless we or the distributor give six months prior written notice. We and each distributor have agreed to negotiate in good faith minimum sales targets during any renewal period. We have the right not to renew a distribution agreement if we are unable to reach an agreement with the distributor as to minimum sales targets during any renewal period. Each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell the Given System in that distributor's sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for the Given System in that distributor's sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan and for conducting sponsored marketing clinical trials in its sales territory.

Regional Breakdown

        North America.    We market our products in the United States through our wholly-owned subsidiary, Given Imaging, Inc., located near Atlanta, Georgia. As of December 31, 2001, we had a direct sales force in the United States of approximately 24 personnel, including a vice president of sales, four regional managers, 18 sales representatives and an educational director. We have entered into a distribution agreement with respect to Canada.

        In January 2002, Given Imaging, Inc. entered into a group purchasing agreement with Premier Purchasing Partners, L.P., or Premier. Premier is a group purchasing organization collectively owned by more than 200 independent hospitals and health systems in the United States which together operate or are affiliated with more than 1,600 hospitals and other healthcare providers. Under the agreement with Premier, we have agreed that for a period of two years from the date of the agreement, all hospitals and healthcare providers in Premier's network may purchase the Given System at a fixed price and on identical terms. Given Imaging, Inc. and Premier have agreed to develop an annual plan for marketing the Given System to hospitals and healthcare providers in Premier's network and Premier has agreed to support marketing efforts for the Given System within its network. In addition, Given Imaging, Inc. has agreed to train members of Premier's network to use the Given System. Premier is entitled to an administrative fee based on a percentage of the revenues in excess of target amounts derived from sales of the Given System to members of Premier's network during the term of the agreement.

        Europe.    The headquarters of our European operations is located in Hamburg, Germany. We currently have sales managers in Germany, France, Portugal and Spain and have appointed distributors in Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

        Rest of the World.    We currently have a country manager in Australia and have appointed a distributor in New Zealand. We have entered into distribution agreements in Latin America with respect to Brazil, Chile, Mexico, Peru and Venezuela, and in Asia, with respect to China, India, South Korea and Taiwan, and in Russia. We have been advised by our distributors in China and South Korea that they must obtain regulatory clearances before being permitted to sell the Given System commercially. We plan to introduce the Given System in Japan through a joint venture with one or more local partners. If, however, we do not enter into a joint venture in Japan and seek a distribution arrangement instead, Asahi Optical Co., Ltd., the owner of the Pentax brand, will have a right of first refusal with respect to the distribution of the Given System in Japan. This right will be exercisable only if we choose to distribute the Given System through a major Japanese endoscope manufacturer.

Manufacturing

        We currently assemble and test each M2A capsule in our Yoqneam, Israel facilities. We are required to conduct our manufacturing and a majority of our subcontracting in specific locations in Israel in order to maintain our special tax benefits under our approved enterprise status, and we plan to continue these practices as we increase our manufacturing capacity. For more information, see "Taxation and Government Programs-Israeli Tax Considerations and Government Programs-Taxation of Companies-Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959." To date, we have produced the Given System only in quantities necessary for prototypes, clinical trials and initial sales. We will need to expand our manufacturing operations to increase our capacity to support commercial sales of our product.

        The FDA requires us to adhere to the Quality System Regulation which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. In May 2001, we received certification that our operations are in compliance with the

Medical Devices Directive of the European Union, the International Standard Organization's standard, ISO 9001, and EN 46001, a European quality standard that provides particular requirements for suppliers of medical devices that are more specific than the general requirements specified in ISO 9001. Receipt of these certifications permits us to affix the CE mark to the Given System.

        We purchase both custom and off-the-shelf components from a number of suppliers. Except as described below, the components and services we purchase are available from more than one supplier.

M2A Capsule

        The manufacture of the M2A capsule is a complex process involving a number of separate processes and components. Our manufacturing process consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. After assembly, each M2A capsule is inspected and packaged. To date, we have used manual assembly with certain semi-automated elements to assemble each M2A capsule, which we believe will be adequate to meet expected demand through the first half of 2002. In order to increase our manufacturing capacity for the M2A capsule, in March 2002, we completed installation of a semi-automated production line in our Yoqneam, Israel facilities. We intend to install a fully-automated production line in our Yoqneam, Israel facilities in 2003.

        To facilitate our transition to automated production, in August 2001 we entered into a purchase and sale agreement with Pemstar, Inc., a U.S. electronics manufacturing service and equipment company, pursuant to which we have issued a purchase order for a semi-automated production line which we expect will be installed in our facilities in Yoqneam, Israel, in the second quarter of 2002. We have also issued an additional purchase order for a semi-automated production line which Pemstar will store at its facilities in the United States as a back-up production line for operation on 60 days notice. We expect that this back-up production line will be completed in the second quarter of 2002. The total purchase price is $1.6 million for the first semi-automated production line and $913,000 for each additional semi-automated production line, including each back-up production line. We are required to pay 30% of the purchase price upon the issuance of a purchase order, 30% upon provisional acceptance and 40% upon final acceptance. We may place additional orders for semi-automated production lines, which Pemstar will be required to deliver to us within 12 weeks of each purchase order. Under the agreement, each semi-automated production line is required to have the capacity to manufacture at least 10,000 M2A capsules per month. We may also order a fully-automated production line at any time prior to January 2005, which must be delivered to us within 40 weeks of our purchase order. Any additional fully-automated production lines we order must be delivered within 36 weeks. Each fully- automated production line is required to have the capacity to manufacture at least 75,000 M2A capsules per month. Pemstar is responsible for the design, manufacture, installation and testing of each production line, and for training our personnel to operate the production lines.

        We have also entered into a one year non-exclusive technical services agreement with Pemstar, pursuant to which Pemstar will provide us technical services relating to the manufacture of the M2A capsule. These services will include supervising the operation and maintenance of the production lines for the M2A capsule and purchasing the components necessary to produce the M2A capsule, either through us or directly from the suppliers. We may require Pemstar to provide these services either at our facilities in Yoqneam, Israel, or at Pemstar's facilities in the United States in the event that we elect to operate a standby production line. We must obtain the approval of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade if we manufacture the M2A capsule outside of Israel. Pemstar is required to deliver to us each month the number of M2A capsules that we specify in a purchase order to be provided to it three months in advance. In consideration for providing these services to us, we will pay monthly to Pemstar a fixed amount for each functional M2A capsule that is delivered to us. This amount will decrease as the volume of M2A capsules produced increases. We have an option to extend the term of the technical services agreement for an additional year on the same terms and for an additional two years on negotiated terms. Should we decide not to extend the term of the technical services agreement, we believe that we possess the necessary expertise to operate and maintain the production lines for the M2A capsule.

        There are single-source suppliers for two key components of the M2A capsule:

  •
  Micron Technology, Inc., by and through its Micron Imaging Group and other wholly-owned subsidiaries, supplies the imaging sensor that is integrated into the M2A capsule. The sensor was previously developed for us by Photobit Corporation based on our technical requirements. In November 2001, Micron Technology acquired substantially all of the assets of Photobit Corporation and as part of the acquisition, Micron Technology assumed our contract with Photobit Corporation for supply of the sensor. Under the contract, Micron Technology may not offer this specific sensor as a standard catalog part. In the event that Micron Technology ceases operations or enters into liquidation, we are entitled to receive all information necessary to manufacture the sensor upon the payment of reasonable royalties to be agreed upon with Micron Technology. We understand that Micron Technology currently subcontracts the manufacturing of the sensor to an Israeli company.

  •
  Asicom Technologies, an Israeli company, supplies the transmitter that is integrated into the M2A capsule. We entered into an agreement with Asicom in December 1998 pursuant to which Asicom developed for a fee a transmitter based on specifications that we provided to it. Under the agreement, we order the transmitter from Asicom on a purchase order basis. Asicom also has granted to us the exclusive right to use the transmitter and Asicom has agreed not to market the transmitter to any third party for so long as we continue to order the transmitter from them.

        We believe that we would be able to arrange substitute sources of supply for these two components within a one-year period of lead time. In addition, we have placed orders to establish what we believe to be a six-month inventory of these components to mitigate the risk of supply shortfalls. We anticipate that this inventory will be in place during the second quarter of 2002.

Portable Data Recorder and Sensor Array

        We designed our portable data recorder and sensor array. They are manufactured externally and assembled and tested at our facilities.

Computer Workstation

        Our computer workstation is an off-the-shelf computer workstation pre-loaded with our proprietary RAPID software and integrated software that together allow us to service the workstation from remote locations through standard telephone connections.

Intellectual Property

        An important part of our product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents and contractual arrangements. We intend to prosecute and defend our proprietary technology aggressively. We hold one issued patent in the United States and Israel on an in vivo video camera system and one issued patent in France and Israel on an optical system for in vivo imaging. As of December 31, 2001, we had 49 inventions relating to various elements and functions of our product, which are covered by a number of U.S., international and foreign patent applications. Within the United States, we had 13 U.S. patent applications and 28 U.S. provisional patent applications. Outside of the United States, we had 2 international patent applications through the Patent Cooperation Treaty and 6 patent applications in other countries, in respect of which corresponding U.S. or international patent applications may still be filed. Our issued patents in the United States, Israel and France expire in January 2014, July 2014 and July 2015, respectively.

        We seek to protect our company and product names through trademark use and registration in the United States and other countries. The GIVEN logo, GIVEN, M2A, the M2A logo, PILLCAM, M2A THE NATURAL WAY, ORDERWIN, ORDER WHEN I NEED and RAPID are our trademarks or registered trademarks.

        We acquired the rights to our issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael Armament Development Authority, or Rafael, which is a division of the Israeli Ministry of Defense. See Item 7: "Major Shareholders and Related Party Transactions."

Competition

        We consider the primary competition for our product to be existing technologies for detecting gastrointestinal disorders and diseases. Our success depends in large part on convincing physicians to adopt the Given System over current technologies.

        Three companies control the major portion of the worldwide gastrointestinal endoscopy market. These companies, Olympus, Asahi Optical Corporation, the owner of the Pentax brand, and Fujinon, have marketed and sold flexible endoscopic equipment for many years and may be developing capsule technology that competes with ours. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to gastroenterologists. We are aware of research and development efforts by some of these companies and other individuals and companies to develop imaging capsules or other less invasive imaging techniques that may be competitive with the Given System.

        In addition, there are several companies focused on radiological diagnostics that provide x-ray machines and other imaging products used for barium series radiological examinations. These companies include but are not limited to Siemens, Toshiba Corporation, General Electric Medical Systems, Shimadzu Corporation, Philips Medical Systems and Trex Medical Corporation.

U.S. Government Regulation

FDA Clearance and Regulation

        The Given System is a medical device subject to extensive regulation by the FDA under the U.S. Food, Drug, and Cosmetic Act. Each medical device that we wish to commercially distribute in the U.S. will likely require either 510(k) clearance or premarket application approval from the FDA prior to commercial distribution.

        510(k) Clearance Process.    To obtain 510(k) clearance, an applicant must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a "predicate device"—either a previously 510(k) cleared device or a preamendment device for which the FDA has not called for premarket applications. The FDA's 510(k) clearance process usually takes from four to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a premarket application approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the determination, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket application approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket application approval is obtained.

        De Novo Classification.    The de novo classification procedure is intended for novel but low risk devices. If the FDA denies 510(k) clearance of a device because it is novel and an adequate predicate device does not exist, the "de novo classification" procedure can be invoked based upon reasonable assurance that the device is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA grants the request, the device is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted.

        Premarket Application Approval Process.    If the FDA denies 510(k) clearance for a product, and denies de novo classification, the product must follow the premarket application approval process, which requires proof of the safety and effectiveness of the device to the FDA's satisfaction. A premarket application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the premarket application review, the FDA will inspect the manufacturer's facilities for compliance with the Quality System Regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. During the review period, an FDA advisory committee, typically a panel of clinicians, likely will be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. Although the FDA is not bound by the advisory panel decision, the panel's recommendation is important to the FDA's overall decision making process. After approval of a premarket application, a new premarket application or premarket application supplement is required in the event of a modification to the device, its labeling or its manufacturing process. The premarket application approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years or longer.

        Given System.    In August 2001, we received clearance from the FDA under the de novo classification procedure to market the Given System in the United States for adjunctive use in the detection of abnormalities of the small intestine. The FDA's clearance of the Given System for adjunctive use requires the Given System's labeling to inform users that it is to be used with such other diagnostic methods as users believe are appropriate for each particular case. Our application for clearance under the de novo classification procedure included clinical data from a nonsignificant risk study. We cannot assure you that future studies of the Given System in the United States will be eligible for the same abbreviated regulatory treatment.

        Postmarket Regulation.    After the FDA permits a device, such as the Given System, to enter commercial distribution, numerous regulatory requirements apply. These include the Quality System Regulation; the FDA's general prohibition against promoting products for unapproved or "off-label" uses, and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. Accordingly, we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. Compliance with these requirements can be costly and time-consuming. If the FDA finds that we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions including fines, injunctions and civil penalties, refusal of our requests for 510(k) clearance or premarket application approval of new products, and withdrawal of 510(k) clearance or premarket application approvals already granted. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us or any of our distributors.

FCC Clearance and Regulation

        Because the Given System includes a wireless radio frequency transmitter and receiver, it is subject to equipment authorization requirements in the United States. The U.S. Federal Communications Commission, or FCC, requires advance clearance of all radio frequency devices before they can be sold or marketed in the United States. These clearances ensure that the proposed products comply with FCC radio frequency emission and power level standards and will not cause interference. We received an equipment certificate from the FCC in March 2001 based on the current system design and specifications for the Given System. Any modifications to the Given System may require new or further FCC approval before we are permitted to market and sell a modified system, and it could take several months to obtain any necessary FCC approval.

Anti-Kickback Laws

        In the United States, there are federal and state antikickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws are potentially applicable to manufacturers of medical devices, such as us, and hospitals, physicians and other potential purchasers of medical devices. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payors for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed.

Regulation in Europe and Other Non-U.S. Jurisdictions

        In order for us to market the Given System in countries other than the United States, we must obtain regulatory approvals and comply with extensive safety and quality regulations in these countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval or clearance in any foreign country in which we plan to market our product may harm our ability to generate revenue and harm our business.

        Commercialization of medical devices in Europe is regulated by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device

Directive, as certified by a recognized European Competent Authority, permits the manufacturer to affix the CE mark on its products. We received authorization to affix the CE mark to the Given System in May 2001.

        If we modify the Given System, we may need to apply for permission to affix the CE mark to it. Additionally, we will need to apply for a CE mark for any new products that we may develop in the future. In addition, we may be subject to annual regulatory audits in order to maintain the CE mark permissions that we obtain. We cannot be certain that we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions that we receive. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

        We received regulatory approval to sell the Given System in Australia and New Zealand in May 2001 and in Canada and Israel in July 2001. We have been advised by our distributors that they are required to receive regulatory clearance to market and sell the Given System in China and South Korea. We anticipate that these clearances will be issued during the second half of 2002.

        We have been advised by our distributors that we are not required to obtain additional regulatory clearance to market or sell the Given System in Brazil, India, Mexico, Peru, Taiwan or Venezuela, but that some of these countries do require that we register the Given System with a governmental authority. We have been informed by our distributors that they registered the Given System in Mexico and Venezuela during the first quarter of 2002 and they are applying to register the Given System in Brazil and Peru.

        We are also subject to technical standards for the use of spectrum in Europe. On February 1, 2002, the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations modified the technical standards for the specific radio frequency that the Given System uses to redefine the period of time during which any device can operate continuously in that frequency, known as the "duty cycle." This change permits the Given System to transmit for more than 10% of the time that it is in operation which is necessary for the Given System to function. The Short Range Device Maintenance Group standards and European Conference of Postal and Telecommunications Administrations rules generally are not legally binding, and must be implemented into national laws by European governments to become binding. Not all countries in Europe may implement these technical standards in a timely manner. As of February 1, 2002, records of the European Conference of Postal and Telecommunications Administrations indicate that only one European government, Italy, has indicated that it will not implement the new technical standards for the duty cycle. Prior to the implementation of the new technical standards change described above or if the technical standards are not implemented in a timely manner, we will seek to obtain waivers or separate authorizations to operate our system in each individual European country, either in advance or if our compliance with spectrum requirements is questioned. If those countries do not implement the technical standards, or we are unable to receive such a waiver or a separate authorization or to redesign our transmitter to operate on a radio frequency that is not subject to a limit on the duty cycle, an enforcement action could be brought to prevent the sale or use of the Given System in these countries.

Third-Party Reimbursement

Reimbursement in the United States

        In the United States, healthcare providers that purchase medical devices generally rely on third-party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations, to reimburse all or a portion of the cost of the devices as well as any related healthcare services. Generally, third-party payors, including Medicare and Medicaid, do not cover and reimburse products that have not received FDA clearance. FDA clearance does not necessarily result in coverage and reimbursement by third-party payors.

        A CPT code is necessary to facilitate claims submission. If an existing code is not appropriate, an application for a new code can be made to the American Medical Association. This process can be lengthy, however, typically taking two or more years before the new code is effective. In the meantime, claims may be submitted using a miscellaneous CPT code. We are currently assisting our physician customers in their attempts to secure reimbursement for the Given System through the use of existing coding options, including certain reimbursement codes for endoscopy and miscellaneous procedures. We are also conducting clinical trials which we hope will demonstrate the economic benefits of the Given System compared to other diagnostic techniques. We intend to use this data to support physician claims for reimbursement from third-party payors under existing CPT codes or for an application for a new CPT code.

        A payor's decision to cover a device or medical procedure is independent of the coding process, although the existence of an appropriate CPT code may assist in obtaining coverage. Products and services may be covered even if claims for them are submitted under a miscellaneous code. Likewise, some products and services may not be covered even though there is an appropriate CPT code for them. Generally, payors may deny coverage if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental or was used for an unapproved indication. Furthermore, even if a device or medical procedure is covered, reimbursement rates must be adequate for providers to use it routinely. Reimbursement rates vary depending on the third-party payor and individual insurance plan involved, the procedure performed and other factors. During the past several years, the major third-party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs.

        Medicare reimbursement for inpatient hospital services is based on a fixed amount per admission based on the patient's specific diagnosis. As a result, any illness to be treated or procedure to be performed will be reimbursed only at a prescribed rate set by the government that is known in advance to the healthcare provider. If the treatment cost is less, the provider is still reimbursed for the entire fixed amount; if it costs more, the provider cannot bill the patient for the difference. Thus, separate payment typically would not be made for the Given System when it is used by hospital inpatients, including those patients who have undergone inpatient surgery. Many private third-party payors and some state Medicaid programs have adopted similar prospective payment systems. In addition, Medicare has implemented prospective payment systems for some services performed in hospital outpatient departments and skilled nursing facilities as well.

Reimbursement Outside the United States

        In countries outside the United States, reimbursement is obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In some foreign countries, private insurance systems may also offer payments for some therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. To effectively conduct our business, we will need to seek international reimbursement approvals for our products. Reimbursement systems in international markets vary significantly by country and, within some countries, by region. Reimbursement approvals must be obtained on a country-by-country or region-by-region basis. We have not yet obtained any international reimbursement approvals. We cannot provide any assurance that we will obtain any such approvals in a timely manner, if at all.

C.    ORGANIZATIONAL STRUCTURE

        Given Imaging Ltd. is organized under the laws of the State of Israel and, as of March 31, 2001, held directly or indirectly 100% of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Country of Incorporation
Given Imaging Pty. Ltd.	Australia
Given Imaging, Inc.	United States
Given Imaging s.a.s.	France
Given Imaging GmbH	Germany
Given Imaging B.V.	Netherlands

D.    PROPERTY, PLANTS AND EQUIPMENT

        Our principal administrative, manufacturing and research and development activities occupy a 3,250 square meter (34,983 square foot) facility in Yoqneam, Israel. We lease this facility pursuant to a five-year lease that expires in April 2005. We have an option to extend the lease, first for an additional period of 24 months, and then for an additional period of 34 months at the end of the first period. In addition, we have entered into a 63-month lease for an additional 1,753 square meters (18,869 square feet) in Yoqneam for the purpose of increasing our manufacturing capacity and installing a semi-automated production line for the M2A capsule. We also intend to use this area to install our planned semi-automated and and any automated production line that we purchase in the future. For information regarding our agreement with Pemstar, Inc., in connection with the automated and semi-automated production lines, please see "Item: Information on the Company" under Business OverviewManufacturing."

        We believe that our existing facilities, together with the additional areas that we plan to lease, will be adequate to meet our needs in Israel for the next 12 months.

        Our subsidiaries are party to the following leases:

  •
  Given Imaging, Inc. leases 600 square meters (6,460 square feet) of office space in Norcross, Georgia pursuant to a five-year lease that expires in May 2006;

  •
  Given Imaging GmbH leases 267 square meters (2,874 square feet) of office space in Hamburg, Germany, pursuant to a lease that may not be terminated prior to February 2004 or by our landlord prior to February 2006;

  •
  Given Imaging Pty. Ltd. leases 244 square meters (2,626 square feet) of office space in North Ryde, Australia, pursuant to a five-year lease that expires in February 2006 with an option to extend the term of the lease for an additional five years; and

  •
  Given Imaging s.a.s. leases 168 square meters (1,808 square feet) of office space in Paris, France, pursuant to a nine-year lease that expires in September 2010 and that may be terminated by us at the end of each three year period upon six months notice.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

        We are a development stage company engaged in the development and commercialization of a wireless ingestible imaging system as an adjunctive tool in the detection of abnormalities of the small intestine. Our product, the Given Diagnostic Imaging System, or "Given System," uses a miniaturized video camera contained in a disposable capsule that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

        We were incorporated in Israel in January 1998. Our initial public offering occurred in October 2001. Since our inception, we have devoted substantially all of our efforts to developing the Given System, raising capital, recruiting personnel and marketing the Given System. To date, we have made limited sales of our product, and we have incurred significant net operating losses. In August 2001, we received clearance from the FDA to market the Given System in the United States for adjunctive use in the detection of abnormalities of the small intestine. In May 2001, we received authorization to affix the CE mark to the Given System which is necessary for marketing the Given System in member countries of the European Union. We recorded our initial sales of the Given System in the third quarter of 2001. As of December 31, 2001, we had recognized $4.7 million of revenues from sales of the Given System, consisting of $3.4 million of workstation and data recorder sales and $1.4 million of M2A capsule sales. As of December 31, 2001, we had an accumulated deficit of $30.7 million. We expect to incur substantial additional losses until we achieve substantial product revenues.

        We use the U.S. dollar as our functional currency, and our consolidated financial statements included elsewhere in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time of the transaction. Transactions of our non-U.S. subsidiaries in currencies other than the U.S. dollar are converted into U.S. dollars at the end of each reporting period. While the majority of our expenses to date have been incurred in U.S. dollars, a significant portion of our expenses, principally, salaries and related personnel expenses, have been incurred in new Israeli shekels, or shekels. In the future, we expect that a significant proportion of our revenues will be generated in U.S. dollars, Euros and other non-Israeli currencies.

Revenues

        We derive all of our revenues from sales of the Given System, consisting of a computer workstation, a portable data recorder and disposable M2A capsules.

        We plan to focus on developing an installed base of the Given System to provide a platform for a recurring revenue stream from sales of our disposable M2A capsule. As of December 31, 2001, we had an installed base of 225 systems, of which 166 systems were sold commercially and 59 systems were provided to physicians to support our sponsored clinical trials. During 2001, we sold 75 systems in Europe and 72 systems in the United States. To facilitate the initial purchase of the Given System by physicians, we may implement flexible customer programs, such as loans, favorable credit arrangements, leasing referrals and deferred payment plans.

  Customers and customer concentration

        We market and sell the Given System through a direct sales force in the United States and in certain other countries. We rely on third-party distributors in certain international markets. We sell the Given System primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. For the year ended December 31, 2001, we derived 67% of our revenues from direct sales and 33% from sales to local distributors. Our direct sales revenues are derived from a large number of individual customers. For the year ended December 31, 2001, no single direct sales customer accounted for more than 2% of our revenues for that period and no single distributor accounted for more than 9% of our revenues for that period.

  Geographical breakdown

        For the year ended December 31, 2001, we derived 48% of our revenues from sales in the United States, 42% from sales in Europe and 10% from sales in the rest of the world.

  Revenue recognition

        We recognize substantially all of the revenues from sales of the Given System upon shipment. Our agreements with our customers and distributors do not contain product return rights. For sale contracts which include a post contract customer support component, revenues in respect of the post contract customer support component are deferred and recognized ratably over the term of the support period, which is generally one year. In addition, our products are generally covered by a one-year warranty following sale. We accrue estimated warranty costs at the time of shipment based on contractual rights and historical experience.

Cost of revenues and gross margin

        Cost of revenues consists primarily of materials, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff who assemble our products, royalties payable to the Office of the Chief Scientist and warranty costs.

        The principal factors affecting our gross margin are the percentage of our sales made by direct sales, the production method used for manufacturing the M2A capsule and the volume of M2A capsules that we produce. We expect our gross margins to increase if we sell a higher percentage of products directly rather than through distributors, if we increase manufacturing efficiencies by moving to semi-automated and fully-automated production and if we produce a greater volume of M2A capsules.

Operating expenses

        Research and development.    Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of the Given System and enhancements to it, salaries and related personnel costs, clinical trials and obtaining regulatory approvals, patent costs, sponsored research costs and other expenses related to our product development and research program. We expense the majority of our research and development costs as they are incurred. "Research and development expenses, net" are net of grants received from the Israeli Government through the Office of the Chief Scientist of the Ministry of Industry and Trade. We believe that continued investment in research and development is crucial to attaining our strategic product objectives. We plan to continue increasing our research and development expenditures, as we enhance the Given System, pursue the development of new products and consider acquiring complementary products, technologies and companies.

        Selling and marketing.    Our selling and marketing expenses consist primarily of salaries, travel and related costs for our internal sales staff and costs related to marketing activities such as trade shows, and promotional and public relations activities, as well as costs associated with sponsored marketing clinical trials, development of our web site and education. As we continue to expand our international sales and marketing team and to engage distributors for the Given System, we expect that our selling and marketing expenses will continue to increase substantially in future periods.

        General and administrative.    Our general and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal, accounting and consulting expenses. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand. We also anticipate an increase in administrative costs associated with being a public company.

        Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of options to employees with exercise prices per share determined to be below the fair market value per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized to operating expenses over the vesting periods of the individual options. We incurred stock-based compensation expense in the amount of $728,000 in 2001, $515,000 in 2000 and $267,000 in 1999.

        Financing income, net.    Financing income, net consists primarily of interest earned on our cash balances and other financial investments and foreign exchange gains, net of financing expenses. Financing expenses consist primarily of interest payable on car leases and bank fees.

        Taxes.    Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in "—Corporate Tax." These benefits should result in income recognized by us from our investment program being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

Critical Accounting Policies

        Our significant accounting policies are more fully described in Note 1B to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in the second quarter of 2001. Our critical accounting policies include:

  •
  Revenue recognition. We recognize revenues from sales of the Given System to customers and distributors upon shipment, provided that there is persuasive evidence of an agreement, collection is determined to be probable and no significant obligations remain. We do not defer revenues in respect of future returns because our agreements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We determine the fair value of this PCS component based on the fair value of that component relative to the fair value of the sale contract as a whole. The fair value of the PCS component is based on the price at which we anticipate selling customer support contracts separately following the expiration of the PCS component included in the initial sale of the Given System. Our current determination of the fair value of the PCS component may change if the price at which we ultimately sell separate customer support contracts differs from our current expectations.

  •
  Warranty costs. Our warranty reserve is established based on our best estimate of the amounts necessary to settle future claims on products sold as of the balance sheet date. The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future. As of December 31, 2001, we had not experienced any significant warranty claims.

  •
  Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the moving average method for raw materials and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. We write down fully the cost of components in our inventory which we discover do not perform during the production process. As we expand and enhance our manufacturing operations, our estimates regarding the amount of non-performing components in our inventory may change.

  •
  Foreign currency translation. In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in the financial statements of our subsidiaries into U.S. dollars. Under the relevant accounting guidance the treatment of any gains or losses resulting from this translation is dependent upon our management's determination of the functional currency of each subsidiary. The functional currency is determined based on management's judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary's operations must also be considered. If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements would be included as a separate part of our net equity under the caption "cumulative translation adjustment." However, if the functional currency of a subsidiary is deemed to be the U.S. dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for each of our subsidiaries. Therefore all gains and losses from translations are recorded in our statement of operations. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any foreign currency gains or losses would not affect our net income for the year presented.

  •
  Accounting for income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $1.8 million as of December 31, 2001, which is equal to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management's current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

Results of Operations

Year Ended December 31, 2001 compared to Year Ended December 31, 2000.

        Revenues.    Revenues increased to $4.7 million in 2001 from no revenue in 2000. This increase was due to the commencement of sales of the Given System and consisted of $3.4 million of workstation and data recorder sales and $1.4 million of M2A capsule sales. We sold more than 3,600 M2A capsules during this period, of which approximately 2,000 M2A capsules represented reorders.

        Cost of revenues and gross margin.    Cost of revenues increased to $2.5 million in 2001 from no cost of revenues in 2000. This increase occurred due to the commencement of sales of the Given System of 2001 and primarily resulted from $1.6 million related to the cost of materials and components, $481,000 related to manufacturing expenses including depreciation, $273,000 related to salaries and related expenses and $144,000 of royalties payable to the Office of the Chief Scientist. Gross margin in 2001 was 48%.

        Research and development.    Research and development expenses increased 49% to $6.2 million in 2001 from $4.1 million in 2000. This increase was primarily due to an increase of $724,000 related to materials and subcontractors, an increase of $500,000 related to the research and development staff hired toward the end of 2000 and an increase of $353,000 related to the engagement of additional consultants and the commencement of clinical trials for the Given System.

        Research and development expenses, net of grants received from the Office of the Chief Scientist increased 60% to $6.1 million in 2001 from $3.8 million in 2000. Grants totaled $44,000 in 2001 and $312,000 in 2000. The decrease of $268,000 in grants was due to our completion in 2000 of our program to develop the Given System for which we received grants from the Office of the Chief Scientist.

        Selling and marketing.    Selling and marketing expenses increased 341% to $12.9 million in 2001 from $2.9 million in 2000. This increase was primarily due to an increase of $4.5 million related to the hiring of additional marketing staff principally in the United States and Europe, an increase of $1.3 million due to participation in trade shows and associated travel, an increase of $1.1 million due to sponsored clinical trials, an increase of $732,000 due to the engagement of consultants and conduct of market research and an increase of $702,000 related to advertising and public relations. These increases resulted from the anticipated launch of the Given System.

        General and administrative.    General and administrative expenses increased 118% to $2.7 million in 2001 from $1.2 million in 2000. This increase was primarily due to an increase of $774,000 related to the hiring of additional administrative staff at our global headquarters in Israel, an increase of $222,000 related to fees paid for legal, accounting and consulting services, and an increase of $153,000 related to additional office expenses.

        Financing income, net.    Financing income, net increased to $764,000 in 2001 from $433,000 in 2000. This increase was primarily due to interest earned on a larger cash balance as a result of our October 2001 initial public offering.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999.

        Research and development.    Research and development expenses increased 87% to $4.1 million in 2000 from $2.2 million in 1999. This increase was primarily due to an increase of $880,000 related to the hiring of additional research and development staff and an increase of $480,000 related to the engagement of additional consultants and the commencement of clinical trials for the Given System. These increases included an increase of $274,000 related to stock-based compensation in connection with the grant of options to our research and development staff and consultants.

        Research and development expenses, net of grants received from the Office of the Chief Scientist increased 163% to $3.8 million in 2000 from $1.5 million in 1999. Grants totaled $312,000 in 2000 and $752,000 in 1999. The decrease of $440,000 in grants was due to our completion in 2000 of our program to develop the Given System for which we received grants from the Office of the Chief Scientist.

        Selling and marketing.    Selling and marketing expenses increased to $2.9 million in 2000 from $64,000 in 1999. This increase was primarily due to an increase of $1.2 million related to the hiring of additional marketing staff principally at our global headquarters in Israel and the United States, an increase of $671,000 due to participation in trade shows and associated travel, an increase of $301,000 due to engagement of consultants and conduct of market research and an increase of $236,000 related to advertising and public relations. These increases resulted from the anticipated launch of the Given System.

        General and administrative.    General and administrative expenses increased 192% to $1.2 million in 2000 from $419,000 in 1999. This increase was due primarily to an increase of $431,000 related to the hiring of additional administrative staff at our global headquarters in Israel and an increase of $148,000 related to additional office expenses incurred principally as a result of relocating to a larger facility in Israel.

        Financing income, net.    Financing income, net increased to $433,000 in 2000 from $73,000 in 1999. This increase was primarily due to interest earned on a larger cash balance as a result of our September 2000 private placement.

Quarterly Results of Operations

        The tables below set forth unaudited consolidated statement of operations data in dollars for each of the eight consecutive quarters ended December 31, 2001. In management's opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this Form 20-F and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information. You should read this information together with our consolidated financial statements and the related notes appearing elsewhere in this Form 20-F. The operating results for any quarter are not necessarily indicative of our results for a full year or any future period and we cannot assure you that any trend reflected in such results will continue in the future.

	Three months ended
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
	(unaudited)
	(in thousands)
Revenue	$—	$—	$—	$—	$—	$—	$1,256	$3,477
Cost of revenues	—	—	—	—	—	—	(759)	(1,717)

Gross profit (loss)	—	—	—	—	—	—	497	1,760
Operating expenses:
Research and development, net	(631)	(743)	(970)	(1,481)	(1,084)	(1,484)	(1,464)	(2,080)
Selling and marketing	(171)	(681)	(694)	(1,377)	(1,476)	(2,817)	(3,272)	(5,337)
General and administrative	(187)	(233)	(405)	(399)	(385)	(521)	(693)	(1,065)
Total operating expenses	(989)	(1,657)	(2,069)	(3,257)	(2,945)	(4,822)	(5,429)	(8,482)

Operating income (loss)	(989)	(1,657)	(2,069)	(3,257)	(2,945)	(4,822)	(4,932)	(6,722)

Financing income, net	20	52	51	310	272	101	133	258

Net income (loss)	$(969)	$(1,605)	$(2,018)	$(2,947)	$(2,673)	$(4,721)	$(4,799)	$(6,464)

Impact of Currency Fluctuations

        We expect that sales to our customers will be denominated primarily in U.S. dollars, as well as other currencies including Euros, depending on the location of the customer or the distributor used to fulfill our customers' orders. A significant portion of our expenses, principally salaries and the related personnel expenses, are currently, and for the foreseeable future will continue to be, denominated in shekels. As we expand our sales and marketing efforts in different regions, we expect to incur increasing amounts of our expenses in U.S. dollars and Euros, as well as other currencies. If the value of a currency in which our receivables are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margin for sales of the Given System. We currently do not hedge our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

B.    LIQUIDITY AND CAPITAL RESOURCES

        Since our inception, we have financed our operations primarily with the proceeds of sales of our equity securities. From our inception through December 31, 2001, we raised a total of $96.8 million through public and private sales of our equity securities, including $64.2 million in October 2001 from our initial public offering and a concurrent private placement and option exercises. In January 2002, we filed a registration statement with the Securities and Exchange Commission for a registered public offering of our ordinary shares and a secondary offering by certain of our shareholders. The purpose of the offering was to increase our financial flexibility and the liquidity of our ordinary shares. In March 2002, we withdrew the registration statement due to adverse market conditions. As of December 31, 2001, we had $61.2 million in cash and cash equivalents and our net working capital, which we calculate by subtracting our current liabilities from our current assets, was $62.9 million.

        We believe that our existing cash balances and cash generated from our operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through the second half of 2003. We have no current plans for additional financing during this period; however, if cash generated from operations is insufficient to satisfy our liquidity requirement, if our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate, or if an opportunity arises to raise additional funding, we may seek to sell additional equity or arrange debt financing, which could include establishing a line of credit. If we are unable to obtain additional financing when we need it or if we cannot obtain it on commercially reasonable terms, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

        Net cash used in operating activities was $19.2 million in 2001, $6.3 million in 2000 and $1.4 million in 1999. The increase from 2000 to 2001 resulted primarily from an increase of $11.1 million in our net loss, an increase of $2.5 million in accounts receivable and the purchase of $2.6 million of inventory partially offset by an increase in accounts payable of $3.8 million. The increase from 1999 to 2000 resulted primarily from an increase of $5.7 million in our net loss and the purchase of $619,000 of inventory partly offset by an increase in accounts payable of $1.6 million.

        Net cash used in investing activities was $5.0 million in 2001, $2.4 million in 2000 and $217,000 in 1999. Investing activities consist primarily of capital expenditures and the capitalization of costs associated with our patents and trademarks, and the development of software and our web site. Our principal capital expenditures in 2001 were $1.1 million for computers and software, $878,000 for machinery and equipment and $776,000 for a semi-automated production line, and our principal capital expenditures in 2000 were $835,000 for computers and software, $563,000 for machinery and equipment, and $70,000 for motor vehicles.

        Net cash provided by financing activities was $64.1 million in 2001, $28.6 million in 2000 and $2.6 million in 1999. The increase from 2000 to 2001 was primarily attributable to receipt of proceeds from our October 2001 initial public offering. The increase from 1999 to 2000 was primarily attributable to a private placement of our equity securities.

        Our net cash expenditures for operating and investing activities in 2001 were approximately $24.2 million. We expect to significantly increase expenditures as we expand our business activities. During the remainder of 2002, we anticipate that our increased expenditures will result primarily from:

  •
  purchasing an inventory of components to produce the Given System in large quantities;

  •
  increasing our marketing and distribution efforts (including establishing new sales and logistics offices);

  •
  increasing our sales force and other personnel (as described under "Business Employees"); and

  •
  expanding our production capacity (as described under "Business Manufacturing").

        During 2002, we also intend to maintain at least the level of research and development expenditures incurred in 2001 to enable us to focus on improving the Given System.

        In the last three years, we have experienced substantial increases in our operating expenses and our capital expenditures as a result of the growth in our operations and personnel. We anticipate a continued increase in our operating expenses and capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel, which may include the purchase of a fully-automated production line. We also may increase our capital expenditures as we establish additional operations through international expansion.

        The following table of our material contractual obligations as of December 31, 2001, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	2002	2003	2004	2005	Later Years
	(unaudited)
	(in thousands)
Capital Leases	$176	$62	$63	$41	$10	$—
Operating Leases	4,753	1,174	1,216	1,158	776	429
Production Line	1,718	1,718	—	—	—	—
Others	70	—	—	—	—	—

Total	$6,717	$2,954	$1,279	$1,199	$786	$429

Market Risk

        We invest our excess cash in U.S, government securities and in bank accounts located inside and outside of Israel, principally in Europe. These instruments have maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments.

Corporate Tax

        Israeli companies are generally subject to income tax at the corporate rate of 36%. As of December 31, 2001, the end of our last tax year, our net operating loss carry-forwards for Israeli tax purposes amounted to $17.0 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.

        In addition, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise program will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. To date, we have not generated taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received our approved enterprise status in 1999. As we continue to expand our production facilities, we may apply for approved enterprise status for additional investment programs and a new benefit period would apply for those programs following approval. We cannot assure you that we will receive approvals in the future for approved enterprise status or that tax benefits for approved enterprises will continue at current levels.

        The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income. However, we expect that a substantial portion of the income we derive in the future will be from this approved enterprise program. These benefits should result in income recognized by us being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. These benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

        Our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. These requirements limit our freedom to pursue production arrangements that may otherwise be more favorable to us if we want to maintain these tax benefits. Therefore, we may be required to weigh the possible loss of these benefits against other benefits from pursuing arrangements which are not, or which may not be considered by the relevant Israeli authorities to be, in compliance with these requirements. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively.

        As of December 31, 2001, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $3.2 million. A subsidiary's net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

        Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. We have applied and received approval for grants in the total amount of $1.2 million from the Office of the Chief Scientist. Following the completion in 2000 of our program to develop the Given System, we have not applied for further grants from the Office of the Chief Scientist.

        Under Israeli law, royalties on the revenues derived from sales of the Given System or any part of the Given System are payable to the Israeli government, generally at the rate of 3.0% during the first three years, 4.0% over the following three years and 5.0% in or after the seventh year. The maximum aggregate royalties paid generally cannot exceed 100% of the dollar-linked value of the grants received which totalled $1.2 million, together with interest on the dollar-linked value of these grants at an annual rate of the

London Interbank Offered Rate applicable to 12-month dollar deposits. Based on the aggregate grants received to date, we expect that we will pay royalties to the Israeli government on sales of the Given System and related services following commencement of commercial sales of the Given System.

        The government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on this technology in Israel and to obtain the Office of the Chief Scientist's consent to transfer the technology to a third party. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants.

C.    RESEARCH AND DEVELOPMENT

        Our research and development expenditures, excluding grants received from the Office of the Chief Scientist, were $6.1 million for the year ended December 31, 2001, $3.8 million for the year ended December 31, 2000, and $1.5 million for the year ended December 31, 1999. Our research and development activities are conducted internally by our research and development staff primarily at our headquarters in Israel. As of December 31, 2001, our research and development staff consisted of 33 employees, as well as consultants and subcontractors. Our research and development efforts are focused on improving the Given System and developing additional products that may permit new techniques for the detection of gastrointestinal disorders.

D.    TREND INFORMATION

        We commenced sales of the Given System in the second quarter of 2001 and recognized our first revenues in the third quarter of 2001. Our management does not believe that it can discern any meaningful trends based on our limited operating history to date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

        Our executive officers and directors and their ages and positions are as follows:

Name	Age	Position
Executive Officers:
Dr. Gavriel Meron	49	President and Chief Executive Officer
Kevin Rubey	44	Chief Operations Officer
Zvi Ben David	41	Vice President and Chief Financial Officer
Pablo Halpern	51	Vice President-Global Sales and Marketing
Yoram Ashery	35	Vice President-Business Development
Shoshana Friedman	48	Vice President-Regulatory and Medical Affairs
Daphna Levy	48	Vice President-Research and Development
Jerome Avron	61	Vice President-Operations
Haim Ackerman	48	Vice President-Special Projects
Dr. Arkady Glukhovsky	43	Vice President-Chief Scientist
Dr. Gavriel Iddan	60	Chief Technology Officer
Mark Gilreath	35	President, Given Imaging, Inc.
Directors:
Ami Erel	53	Chairman of the Board of Directors
Doron Birger(1)	50	Director
James M. Cornelius(2)(3)	58	Director
Michael Grobstein(2)(3)	59	Director
Jonathan Silverstein(1)	34	Director
Reuven Baron	58	Director
Gideon Cohen	55	Director
Dr. Dalia Megiddo(3)	50	Director

(1)
Member of our compensation committee.

(2)
Outside director under the Israeli Companies law.

(3)
Independent director under the Marketplace Rules of the Nasdaq National Market and member of our audit committee.

        Dr. Gavriel Meron founded Given Imaging in 1998 and has served as our President and Chief Executive Officer since that time. Prior to founding us, from 1995 to 1997, Dr. Meron served as Chief Executive Officer of APPLItec Ltd., an Israeli designer and manufacturer of video cameras and systems primarily for the medical endoscopy market. From 1993 to 1995, Dr. Meron was General Manager and Chief Operating Officer of Optibase Ltd., an Israeli manufacturer of hardware and software products that compress and playback digital video and sound for multimedia applications. From 1988 to 1993, Dr. Meron was Chief Financial Officer of InterPharm Laboratories Ltd., an Israeli company listed on the Nasdaq National Market and a subsidiary of the Ares-Serono Group, a Swiss ethical pharmaceutical company. From 1983 to 1987, Dr. Meron held various management positions at the Tadiran Group, an Israeli telecommunications and semiconductor manufacturer. From 1973 to 1983, Dr. Meron served as an officer in the Israeli army overseeing the budgets of a range of military industries. Dr. Meron holds a Ph.D. in international business from Columbus University, Louisiana, an M.B.A. from Tel Aviv University and a B.A. in economics and statistics from the Hebrew University, Jerusalem.

        Kevin Rubey has served as our Chief Operations Officer since June 2001. Prior to joining us, from 1998 to May 2001, Mr. Rubey worked at Eastman Kodak Company, a consumer and professional photographic and information imaging company where he led manufacturing and operations for the Health Imaging Business Unit. From 1996 to 1998, Mr. Rubey was Manufacturing Director of the Medical Imaging Business Unit of Imation Corporation, a U.S. information technology company specializing in data storage and color image management. Prior to that, from 1977 to 1996, Mr. Rubey worked at the 3M Corporation in a variety of positions in the health, consumer and information technology businesses. Mr. Rubey holds a B.Sc. in mechanical engineering and an M.B.A. from the University of Minnesota.

        Zvi Ben David has served as our Vice President and Chief Financial Officer since July 2000 and served as a director since our establishment in 1998 to June 2000. From 1995 to June 2000, Mr. Ben David was Vice President and Chief Financial Officer of RDC Rafael Development Corporation, one of our principal shareholders. From 1994 to 1995, Mr. Ben David was manager of the finance division of Electrochemical Industries (Frutarom) Ltd., an Israeli company traded on the Tel-Aviv Stock Exchange and American Stock Exchange that produces petrochemical products. Prior to that, from 1989 to 1993, Mr. Ben David was manager of the economy and control department of Electrochemical Industries (Frutarom) Ltd. From 1984 to 1988, Mr. Ben David worked at Avigosh & Kerbs, an accounting firm in Haifa, Israel. Mr. Ben David is a certified public accountant in Israel and holds a B.A. in economics and accounting from the University of Haifa.

        Pablo Halpern has served as our Vice President-Global Sales and Marketing since 1999. Prior to joining us, from 1994 to 1999, he served as General Manager of Ultramind International Ltd. (now Ultrasys plc), a British company that manufactures personal computer-based products for the medical professional market. From 1991 to 1994, Mr. Halpern was an international marketing consultant with the Israeli Export Institute. From 1989 to 1991, Mr. Halpern served as General Manager of Barspec Ltd., an Israeli company that manufactured products for the analytical instrumentation market. Mr. Halpern holds a B.Sc. in electro-mechanical engineering and an M.Sc. in electrical engineering from the faculty of engineering, Buenos Aires National University.

        Yoram Ashery has served as our Vice President-Business Development since April 2001. Prior to joining us, from 1995 to April 2001, Mr. Ashery was a corporate attorney, practicing in the high-tech and medical fields as an associate and, from January 2000, as a partner, with the law firm of Zellermayer, Pelossof & Co., who are also our legal counsel. Prior to that, Mr. Ashery served at the Office of the Attorney General of the Government of Israel, from 1993 to 1994, during which period he also completed his internship under the direct supervision of the Israeli Attorney General. From 1992 to 1996, Mr. Ashery also served as a junior lecturer in Tax Law at the Buchman Faculty of Law of the Tel-Aviv University. Mr. Ashery holds an LL.B. from the Buchman Faculty of Law of the Tel-Aviv University and a B.A. in Economics from the School of Social Sciences of the Tel-Aviv University.

        Shoshana Friedman has served as our Vice President-Regulatory and Medical Affairs since January 2002. Ms. Friedman served as a consultant to us and as a member of our medical advisory board from 1998 to January 2002. Prior to joining us, from 1996 to 2002, Ms. Friedman served as the Managing Director of PuSH-med Ltd., a regulatory consulting firm that she founded, which provided consulting services to medical device and biotechnology companies. From 1993 to 1996, Ms. Friedman was Regulatory, Clinical and Quality Assurance Director at InStent Ltd., an Israeli medical device company that was acquired by Medtronic, Inc. in 1996. Ms. Friedman holds a Quality Assurance Lead Assessor certificate from Bywater, Inc. and a Regulatory Affairs Certificate from the Regulatory Affairs Professional Society. Ms. Friedman holds a B.Sc. in mathematics and physics from Haifa University and an M.B.A. from the Hebrew University, Jerusalem.

        Daphna Levy has served as our Vice President-Research and Development since January 2002 and prior to that as manager of our algorithm group since November 2000. Prior to joining us, from 1999 to

November 2000, Ms. Levy was a project leader at Interspark Ltd., a medical home appliances company and a subsidiary of Philips DAP. From 1996 to 1999, Ms. Levy served as manager of an image processing group at Rafael-Armament Development Authority. Ms. Levy holds an M.Sc. in electrical engineering from Santa Clara University, California and a B.Sc. in electrical engineering from the Israel Institute of Technology.

        Jerome Avron has served as our Vice President-Operations since 1999. Prior to joining us, from 1996 to 1999, Mr. Avron served as Vice President-Operations at IIS Ltd., an Israeli company producing data communication peripherals. From 1994 to 1996, Mr. Avron was Vice President-Operations at APPLItec Ltd., an Israeli designer and manufacturer of video cameras and systems primarily for the medical endoscopy market. Prior to that, from 1986 to 1994, Mr. Avron served as Chief Operating Officer of the Adacom Group, a data communication equipment manufacturer. Mr. Avron holds a B.Sc.Me. from the Israel Institute of Technology.

        Haim Ackerman has served as our Vice President-Special Projects since January 2002. Prior to joining us, from 2001 to January 2002, Mr. Ackerman served as Director of an Israeli consortium that he founded for the development of technology for streaming rich media messaging. Prior to that, from 1999 to 2001, he served as Chief Operating Officer of Mediagate Ltd., an Israeli universal messaging technology company. From 1993 to 1999, Mr. Ackerman served as General Manager at Ackerman & Associates, an Israeli business consulting company that he founded. From 1991 to 1993, Mr. Ackerman served as Chief Operating Officer of Caravan Enterprises, Inc., a U.S. textile company, and previously held a variety of system engineering and system analyst positions at International Business Machines Corporation and NCR Corporation. Mr. Ackerman holds a B.Sc. in Industrial Engineering and Management from the Israel Institute of Technology.

        Dr. Arkady Glukhovsky has served as our Vice President-Chief Scientist since November 2001 and prior to that as our Vice President-Research and Development since 1998. Prior to joining us, from 1995 to 1998, Dr. Glukhovsky served as Vice President-Research and Development of S.A.E. Afikim Ltd., an Israeli company that develops and manufactures dairy management systems. From 1986 to 1994, Dr. Glukhovsky headed academic and industrial research projects in a number of academic and industrial institutions, including the Israel Institute of Technology. During his military service from 1980 to 1985, Dr. Glukhovsky served as an officer in the Israeli Navy. Dr. Glukhovsky holds an M.Sc. and a B.Sc. in electrical engineering and a D.Sc. in biomedical engineering from the Israel Institute of Technology.

        Dr. Gavriel Iddan has served as our Vice President-Chief Technology Officer since January 2002. Dr. Iddan has served as a consultant to us since June 2000 and prior to that as a member of our Advisory Board since January 1998. Prior to joining us, from 1996 to December 2001, Dr. Iddan was Vice President-Chief Scientist at 3DV Systems Ltd., an Israeli company that develops 3-D imaging solutions. Dr. Iddan was the original inventor of a swallowable imaging capsule and wrote the initial patent issued to Rafael Armament Development Authority in connection with this invention, which Rafael assigned to us. Dr. Iddan holds a D.Sc., an M.Sc. and a B.Sc. in engineering from the Israel Institute of Technology.

        Mark Gilreath has served as President of Given Imaging, Inc. since April 2001. Prior to that, he served as our Vice President-Global Business Development since September 2000 and as a consultant to us from October 1999 to September 2000. In 1999, Mr. Gilreath founded VortexMed, Inc., a developer of internet sites for healthcare professionals, where he served as Chief Executive Officer until September 2000. From 1992 to 1999, Mr. Gilreath served as Product Manager, Director of Marketing, Area Sales Manager and Director of Business Development for Pentax Precision Instrument Corporation, the medical division of Asahi Optical Company. Prior to joining Pentax, from 1989 to 1992, Mr. Gilreath served as an officer in the U.S. Navy. He holds an M.B.A. from the Fuqua School of Business at Duke University and a B.Sc. in business finance from Winthrop University.

        Ami Erel has served as Chairman of the board of directors since June 2000. Mr. Erel was appointed as a director by our shareholder RDC Rafael Development Corporation. Mr. Erel has served as the Chairman of the board of directors of Elron Electronic Industries since 1999 and served as Chief Executive Officer of Elron Electronic Industries from 1999 to December 2001. Mr. Erel has served as President of Discount Investment Corporation since June 1, 2001. Since November 1999, he has served as Chairman of the boards of directors of Elbit Ltd., RDC Rafael Development Corporation and NetVision Ltd., and as a director of Elbit Systems Ltd. and other companies in the Elron group. Mr. Erel is also a director of Property and Building Corporation Ltd., Super-Sol Ltd. and Tevel-Israel International Communications Ltd., as well as the Chairman or member of the board of other companies in the DIC group. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq-The Israel Telecommunications Corp. Ltd. From 1997 to 1998, he was Chairman of the board of directors of PelePhone Communications Ltd. From 1993 to 1997, he served as Chief Executive Officer and director of ForSoft Ltd. and as a director of its subsidiaries. From 1990 to 1997, he served as Chief Executive Officer and director of F.C.T. Formula Computer Technologies Ltd. and as director of its subsidiaries. In January 2000, Mr. Erel was elected as Chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Israel Institute of Technology.

        Doron Birger has served as a director since June 2000. Mr. Birger was appointed as a director by our shareholder, RDC Rafael Development Corporation. Mr. Birger has served as President of Elron Electronic Industries since September 2001, Chief Financial Officer since 1995 and Corporate Secretary from 1995 to September 2001. Mr. Birger is a director of RDC Rafael Development Corporation and Elbit Ltd. From 1991 to 1994, Mr. Birger was Vice President-Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

        James M. Cornelius has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Cornelius currently serves as the non-executive Chairman of the board of directors of Guidant Corporation, a U.S. cardiac and vascular medical device company. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly's Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly's Medical Device and Diagnostics Division. Mr. Cornelius currently also serves as a director of The Chubb Corporation, Hughes Electronics, American United Mutual Insurance Holding Company and The National Bank of Indianapolis. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.

        Michael Grobstein has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Grobstein has served as a director of Guidant Corporation since 1999, and a member of its audit committee since May 2000. He is currently chairman of Guidant's audit committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm's worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

        Jonathan Silverstein has served as a director since September 2000. Mr. Silverstein was appointed as a director by our shareholders, the OrbiMed investors. Mr. Silverstein joined OrbiMed Advisors in 1999 as a director. From 1996 to 1999, Mr. Silverstein was the Director of Life Sciences in the Investment Banking Department at the Sumitomo Bank Limited. From 1994 to 1996, Mr. Silverstein was an associate at Hambro Resource Development. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and an M.B.A. from the University of San Diego.

        Reuven Baron has served as a director since July 2000. Mr. Baron was appointed as a director by our shareholder, RDC Rafael Development Corporation. Mr. Baron has served as President and Chief Executive Officer of RDC Rafael Development Corporation since June 2000. Prior to that, from 1993 to 2000, he was President of Galram Technology Industries, the business division of Rafael Armament Development Authority, or Rafael, a division of the Israeli Ministry of Defense and Chairman of Opgal Industries Ltd., an Israeli manufacturer of thermal imaging products. From 1990 to 1993, Mr. Baron was Director of Business Development for the Electronics Systems Division of Rafael. Mr. Baron holds a B.Sc. and an M.Sc. in electrical engineering from the Israel Institute of Technology.

        Gideon Cohen has served as a director since July 2000. Mr. Cohen was appointed as a director by our shareholder, RDC Rafael Development Corporation. Mr. Cohen has served as Sales and Contract Manager in the missile division of Rafael since 1991. From 1987 to 1991, Mr. Cohen was head of the electronics technologies division at Rafael. From 1976 to 1979, Mr. Cohen served as Vice President-Finance of Elscint Ltd., a diversified Israeli company. Mr. Cohen holds a B.A. in economics from the Hebrew University, Jerusalem, and a B.Sc. and M.Sc. in industrial engineering and management from the Israel Institute of Technology.

        Dr. Dalia Megiddo has served as a director since October 2001. Dr. Megiddo is Managing Partner of InnoMed Medical Device Innovations, a Israeli venture capital fund in the field of medical devices and the life sciences. Since 1994, Dr. Megiddo has also served a Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and since 1996 as Editor of the Israeli medical audio magazine, The Journal Club. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and North Western University.

B. COMPENSATION

        The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including stock-based compensation, for the year ended December 31, 2001 was $1.7 million. This amount includes approximately $199,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

        None of our directors have received compensation for their service on the board of directors or any board of directors committee. However, all directors are entitled to be reimbursed for their expenses for each board of directors meeting attended. In addition, we have granted options to purchase 25,000 ordinary shares under our 2000 stock option plan to each of our directors, Michael Grobstein, James Cornelius and Dr. Dalia Megiddo.

        As of December 31, 2001, we had granted to our directors and executive officers options to purchase an aggregate of 1,827,943 ordinary shares under our stock option plans. The weighted average exercise price of these options was $3.134 per share.

C. BOARD PRACTICE

Board of Directors and Officers

        Our articles of association provide that we may have up to 12 directors, each of whom is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of eight directors. Certain of these directors were appointed pursuant to rights of appointment under our articles of association in effect prior to our initial public offering. These rights of appointment terminated upon the closing of our initial public offering in October 2001. Each director listed above will hold office until the next annual general meeting of our shareholders which is scheduled to occur on May 9, 2002. None of our directors are our employees or are party to a service contract with us.

        A simple majority of our shareholders at a general meeting may remove any of our directors from office, elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on the board of directors, other than vacancies created by an outside director, may be filled by a vote of a majority of the directors then in office. Our board of directors may also appoint additional directors up to the maximum number permitted under our articles of association. A director so chosen or appointed will hold office until the next general meeting of our shareholders.

        Each of our executive officers serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers. All of our executive officers have signed employment agreements.

Outside and Independent Directors

        Under Israel's Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange including the Nasdaq National Market are required to appoint two outside directors. Outside directors are required to meet standards of independence set forth in the Israeli companies law. Outside directors are elected by a majority vote at a shareholders' meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director, or (2) the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company. The initial term of an outside director is three years and he or she may be reelected to one additional term of three years by a majority vote at a shareholders' meeting, subject to the conditions described above for election of outside directors. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, a company's board of directors is required under the Companies Law to call a shareholders' meeting immediately to appoint a new outside director.

        Each committee of a company's board of directors is required to include at least one outside director and our audit committee is required to include both outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

        In addition, our board of directors must have at least three independent directors within the meaning of the Nasdaq National Market listing requirements.

Audit Committee

        Under the Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors. The audit committee may not include the chairman of the board of directors, the general manager, the chief executive officer, a director employed by the company or who provides services to the company on a regular basis, or a controlling shareholder or a relative of a controlling shareholder. Under the Nasdaq National Market listing requirements, we are required to form an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq National Market listing requirements include evaluating the independence of a company's outside auditors.

        Under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest an appropriate course of action. Under the Nasdaq National Market listing requirements, our audit committee has adopted an audit committee charter setting forth its responsibilities. The audit committee charter governing the actions of our audit committee states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountant, and is not obligated to conduct any independent investigation or verification.

Internal Auditor

        Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company's independent accountant or its representative. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. We have appointed Dr. Naftaly Fried of Kost Forer Gabai, a member firm of Ernst & Young International, as our internal auditor.

Compensation Committee

        Our board of directors established our compensation committee in April 2001. The committee consists of our directors, Doron Birger and Jonathan Silverstein. The compensation committee is authorized to make decisions regarding compensation and terms and conditions of employment, as well as to recommend that the board of directors issue options under our stock option plans.

D. EMPLOYEES

        As of December 31, 2001, we and our subsidiaries had 169 employees of whom 103 were based in Israel, 42 in the United States, 18 in Europe and 6 in Australia. The breakdown of our employees by department is as follows:

	Year ended December 31,
Department
	1999	2000	2001
Research and development	13	33	33
Sales and marketing	1	22	84
Manufacturing	—	10	36
Management and administration	2	9	16

        Under law, we and our employees are subject to protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, minimal termination notice, sick pay, severance pay and social security as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Labor and Welfare make certain industry-wide collective bargaining agreements and collective bargaining agreements in the electricity, steel and electronics industries applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have written employment agreements with all of our Israeli employees and with our senior non-Israeli employees. Competition for qualified personnel in our industry is intense and we dedicate significant resources to employee retention. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E. SHARE OWNERSHIP

Share Ownership by Directors and Executive Officers

        For information regarding ownership of our ordinary shares by our directors and executive officers, and regarding options to purchase our ordinary shares granted to Dr. Gavriel Meron, our President and Chief Executive Officer, see Item 7: "Major Shareholders and Related Party Transactions."

Stock Option Plans

2000 Stock Option Plan

        We adopted our 2000 stock option plan in May 2000. The plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We have reserved 3,456,183 of our ordinary shares for issuance under the plan. Of this number, as of the date of this Form 20-F, we had granted 1,855,635 options of which 193,500 had vested and were exercisable and none had been exercised.

        The plan is administered by our compensation committee which makes recommendations to our board of directors regarding grantees of options and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the plan. Upon the recommendation of our compensation committee, options granted under the plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years. Any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares. Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. The exercise price for incentive stock options must not be not less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

        Generally, options issued under the plan are not exercisable before the second anniversary of the date of grant at which time 50% of the options become exercisable and 25% on each of the third and fourth anniversaries of the date of grant. Unexercised options expire ten years after the date of grant. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will expire.

        In the event of an acquisition or merger, we will endeavor to ensure that the rights of the holders of outstanding options are maintained. If we are unable to do so or if our board of directors resolves otherwise, all outstanding, but unvested, stock options will be accelerated and exercisable, ten days prior to the acquisition or merger.

1998 Stock Option Plan

        We adopted our 1998 stock option plan in 1998. The plan provides for the grant of options to our directors, employees, or consultants, including members of our medical advisory committee. Our 1998 stock option plan has been superseded by our 2000 stock option plan and we have ceased issuing options under our 1998 stock option plan. As of the date of this annual report, we had granted 833,028 options of which 571,521 had vested and were exercisable and none had been exercised.

        Generally, options issued under the plan are not exercisable before the second anniversary of the date of grant at which time 50% of the options become exercisable and 25% on each of the third and fourth anniversaries of the date of grant. Unexercised options expire ten years after the date of grant. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will expire.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this Form 20-F for: (1) each person who we believe beneficially owns 5% or more of the outstanding ordinary shares, (2) each of our directors individually, (3) each of our executive officers individually, and (4) all of our directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of the date of this annual report. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

        The shareholders listed below do not have any different voting rights from our other shareholders. Unless otherwise noted below, each shareholder's address is c/o Given Imaging Ltd., P.O. Box 258, Yoqneam 20692, Israel.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal shareholders:
Oudi Recanati, Leon Y. Recanati, Judith Y. Recanati and Elaine Recanati(1)	12,173,538	48.5%
RDC Rafael Development Corporation	6,683,877	26.6
Discount Investment Corporation	3,659,775	14.6
Elron Electronic Industries	1,829,886	7.3
Samuel D. Isaly, Sven Borho, Michael Sheffery and Carl L. Gordon(2)	4,442,519	17.7
Caduceus Private Investments	2,752,833	11.0
Eaton Vance Worldwide Health Sciences Portfolio	542,496	2.2
Finsbury Worldwide Pharmaceutical Trust	542,496	2.2
OrbiMed Associates	102,537	*
OrbiMed Advisors	2,157	*
PW Juniper Crossover Fund	500,000	2.0
Thermo Electron Corporation(3)	1,425,000	5.7
Directors and executive officers:
Dr. Gavriel Meron(4)	349,047	1.4
Zvi Ben David(5)	89,226	*
Kevin Rubey	—	—
Pablo Halpern(6)	79,026	*
Yoram Ashery(7)	38,049	*
Shoshana Friedman(8)	41,882	*
Daphna Levy	—	—
Jerome Avron(9)	22,500	*
Haim Ackerman	—	—
Dr. Arkady Glukhovsky(10)	118,026	*
Dr. Gavriel Iddan(11)	19,026	*
Mark Gilreath(12)	9,513	*
Ami Erel(13)	12,173,538	48.5
Doron Birger(14)	8,525,178	34.0
James M. Cornelius(15)	38,500	*
Michael Grobstein(16)	16,600	*
Jonathan Silverstein(17)	4,442,519	17.7
Reuven Baron(18)	6,683,877	26.6
Gideon Cohen	—	—
Dr. Dalia Megiddo	—	—
All directors and executive officers as a group	17,405,208	67.7%

*
Less than 1%

(1)
Consists of 6,683,877 ordinary shares owned by RDC Rafael Development Corporation, 1,829,886 ordinary shares owned by Elron Electronic Industries and 3,659,775 ordinary shares owned by Discount Investment Corporation. RDC Rafael Development Corporation and Elron Electronic Industries are controlled, directly or indirectly, by Discount Investment Corporation. Discount Investment Corporation is controlled by IDB Development Corporation which in turn is controlled by IDB Holding Corporation. Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati together own approximately 51.7% of the equity and voting power of IDB Holding Corporation. Elaine Recanati is the aunt of Oudi Recanati Leon Y. Recanati and Judith Yovel Recanati. Leon Y. Recanati and Judith Yovel Recanati are brother and sister and Oudi Recanati is their cousin. Leon Y. Recanati is Chairperson of Discount Investment Corporation, Chairperson and Chief Executive Officer of IDB Holding Corporation and Chairperson of IDB Development Corporation. These persons and companies may be deemed to share the power to vote and dispose of the ordinary shares owned by Discount Investment Corporation and the companies that it controls, directly or indirectly. Each of the above persons and companies disclaims beneficial ownership of the ordinary shares except to the extent of their pecuniary interest therein. The address of Oudi Recanati, Leon Y. Recanati, Judith Y. Recanati and Elaine Recanati is c/o IDB Holding Corporation, 3 Daniel Frish Street, Tel Aviv 64731, Israel. The address of RDC Rafael Development Corporation is P.O. Box 14, Haifa 31000. The address of Discount Investment Corporation is The Triangle Building, 43rd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Elron Electronic Industries is The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Based on information provided to us by Elron Electronic Industries, we understand that Elron has signed an agreement with Discount Investment Corporation as a result of which Elron would acquire a holding company that owns 48% of RDC Rafael Development Corporation and that is entitled to appoint the majority of RDC's board of directors. Thus, upon closing of the transactions contemplated by that agreement, Elron may be deemed to control RDC and, therefore, to beneficially own all of our ordinary shares that are now owned of record or beneficially by RDC. We understand that the transaction is subject to certain approvals and has not yet been consummated.

(2)
Consists of 2,750,676 ordinary shares and options to purchase 2,157 ordinary shares owned by Caduceus Private Investments L.P. of which OrbiMed Capital LLC is the sole general partner; 541,725 ordinary shares and options to purchase 771 ordinary shares owned by Eaton Vance Worldwide Health Sciences Fund for which OrbiMed Advisors, Inc. acts as investment manager; 541,725 ordinary shares and options to purchase 771 ordinary shares owned by Finsbury Worldwide Pharmaceutical Trust for which OrbiMed Advisors LLC acts as investment advisor; 500,000 ordinary shares owned by PW Juniper Crossover Fund LLC or which OrbiMed Advisors, Inc. is a member of the investment advisor and responsible for the fund's portfolio decisions; 102,393 ordinary shares and options to purchase 144 ordinary shares owned by OrbiMed Associates LLC of which OrbiMed Advisors LLC is the managing member; options to purchase 2,157 ordinary shares owned by OrbiMed Advisors LLC. Samuel D. Isaly, Sven Borho, Michael Sheffery, Ph.D and Carl L. Gordon, Ph.D share ownership and control of OrbiMed Capital LLC, OrbiMed Advisors LLC and OrbiMed Advisors, Inc. These individuals disclaim beneficial ownership of the shares owned by the OrbiMed investors except to the extent of their pecuniary interest therein. The address of Samuel D. Isaly, Sven Borho, Michael Sheffery, Carl L. Gordon and Caduceus Private Investments L.P. is c/o OrbiMed Advisors LLC, 767 Third Avenue, 6th Floor, New York, NY 10017.

(3)
Consists of 1,425,000 ordinary shares. The address of Thermo Electron Corporation is 81 Wyman Street, Waltham, MA 02454.

(4)
Consists of 19,026 ordinary shares and options to purchase 330,021 ordinary shares.

(5)
Consists of 19,026 ordinary shares and options to purchase 70,200 ordinary shares from RDC Rafael Development Corporation.

(6)
Consists of 19,026 ordinary shares and options to purchase 60,000 ordinary shares.

(7)
Consists of 38,049 ordinary shares owned by Yoram Ashery Ltd., a company owned and controlled by Mr. Ashery.

(8)
Consists of 19,026 ordinary shares owned by Shoshana Friedman, 19,800 ordinary shares owned by PuSH J. Sh. Holding Ltd., a company owned a controlled by Ms. Friedman, and options to purchase 3,056 ordinary shares owned by PuSH. J. Sh. Holding Ltd.

(9)
Consists of options to purchase 22,500 ordinary shares.

(10)
Consists of 19,026 ordinary shares and options to purchase 99,000 ordinary shares.

(11)
Consists of 19,026 ordinary shares.

(12)
Consists of 9,513 ordinary shares.

(13)
Consists of options to purchase 21,750 ordinary shares from Elron Electronic Industries, 6,683,877 ordinary shares owned by RDC Rafael Development Corporation, 3,659,775 ordinary shares owned by Discount Investment Corporation and 1,829,886 ordinary shares owned by Elron Electronic Industries. Mr. Erel is Chairman of RDC Rafael Development Corporation, Chairman of the Board of Directors of Elron Electronic Industries and President of Discount Investment Corporation, and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares that Elron Electronic Industries, RDC Rafael Development Corporation and Discount Investment Corporation own. Mr. Erel disclaims such beneficial ownership except to the extent of his pecuniary interest therein. The address of Ami Erel is c/o Elron Electronic Industries, The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

(14)
Consists of 11,415 ordinary shares owned by Mr. Birger, 6,683,877 ordinary shares owned by RDC Rafael Development Corporation and 1,829,886 ordinary shares owned by Elron Electronic Industries. Mr. Birger is a director of RDC Rafael Development Corporation and President of Elron Electronic Industries and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares that Elron Electronic Industries and RDC Rafael Development Corporation own. Mr. Birger disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(15)
Consists of 38,500 ordinary shares.

(16)
Consists of 16,600 ordinary shares.

(17)
Consists of 4,402,519 ordinary shares beneficially owned by the OrbiMed investors. Mr. Silverstein is a director of OrbiMed Advisors LLC and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares which the OrbiMed investors owns or over which they exercise voting and investment power. Mr. Silverstein disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(18)
Consists of 6,683,877 ordinary shares and options beneficially owned by RDC Rafael Development Corporation. Mr. Baron is the President and Chief Executive Officer of RDC Rafael Development Corporation and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares beneficially owned by RDC Rafael Development Corporation. Mr. Baron disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

        None of our principal shareholders has sold any of our shares during the last three years. However, the percentage of our shares that our principal shareholders own has changed due to private sales by us of our shares to them and to other investors during financing rounds prior to our initial public offering, due to the exercise of options to purchase our ordinary shares held by them and other shareholders upon the closing of our initial public offering, and due to the sale of ordinary shares representing 19.9% of our issued and outstanding share capital on a post-offering basis in our initial public offering.

B. RELATED PARTY TRANSACTIONS

Private Placement to PW Juniper Crossover Fund

        In October 2001, concurrent with the closing our initial public offering, we sold 500,000 of our ordinary shares to PW Juniper Crossover Fund LLC for an aggregate purchase price of $6.0 million, or $12.00 per share. OrbiMed Advisors, Inc. is a member of the investment advisor and responsible for the investment decisions of PW Juniper Crossover Fund.

Agreement with Thermo Electron Corporation

        In April 1998, we and our shareholder, RDC Rafael Development Corporation, which is controlled by Discount Investment Corporation, entered into an agreement with Thermo Electron Corporation. Pursuant to this agreement, for so long as Thermo Electron Corporation held at least 5% of our equity interests, RDC Rafael Development Corporation agreed to vote its shares so that one member of our board of directors would be appointed by Thermo Electron Corporation and we agreed to cause the board of directors of our wholly-owned subsidiary, Given Imaging, Inc., to consist of five members, two of whom would be appointed by Thermo Electron Corporation. We agreed that for so long as Thermo Electron Corporation was entitled to appoint one member of our board of directors, we would require the approval of that person or of two-thirds of the members of the board of directors of Given Imaging, Inc. prior to permitting Given Imaging, Inc. to cease direct sales efforts in the United States, prior to engaging a third party distributor for our product in the United States and prior to permitting Given Imaging, Inc. to engage a third party distributor for a material portion of the market for our products in the United States. In June 2001, Thermo Electron Corporation entered into an agreement with us and RDC Rafael Development Corporation terminating its right to appoint any directors to our board of directors or the board of directors of Given Imaging, Inc.

Rights of Appointment

        Our current board of directors consists of eight directors, five of whom were appointed pursuant to rights of appointment granted under our articles of association in effect prior to our initial public offering. These rights of appointment terminated upon the closing of our initial public offering in October 2001. Each of these directors will hold office until the next annual general meeting of our shareholders.

Registration Rights

Demand Registration Rights

        Pursuant to an investor rights agreement, at the request of one or more of our former Series A preferred shareholders that hold at least 20% of our then outstanding ordinary shares held by our former Series A preferred shareholders, we must use our best efforts to register any or all of these shareholders' ordinary shares. We must also give notice of the registration to our other former Series A preferred shareholders and to some of our ordinary shareholders, including Discount Investment Corporation and its affiliates, and Elron Electronic Industries, and include in the registration any ordinary shares that they request to include. We are also permitted to include our shares in the registration. The minimum aggregate offering price of the shares to be registered is $5.0 million. We may only be requested to carry out two of these demand registrations.

        In addition to the registrations described above that may be requested by our former Series A preferred shareholders, at any time commencing after the earlier of:

  •
  April 10, 2003, or

  •
  the earlier of the completion of a distribution pursuant to a registration requested by our former Series A preferred shareholders and 120 days after the effective date of such a registration,

at the request of some of our ordinary shareholders, including Discount Investment Corporation and its affiliates, Elron Electronic Industries and PW Juniper Crossover Fund, holding at least 20% of our ordinary shares then outstanding, we must use our best efforts to register any or all of these shareholders' ordinary shares. We must also give notice of the registration to all other shareholders to whom we have granted registration rights and include in the registration any ordinary shares that they request to include. We are also permitted to include our shares in the registration. The minimum aggregate offering price of the shares to be registered is $5.0 million. We may only be requested to carry out three of these demand registrations.

        In connection with each of the above registrations, the managing underwriter may limit the number of shares offered for marketing reasons. In such case, the managing underwriter must exclude first any shares to be registered by us and second, any shares to be registered by our directors and officers. Thereafter, the shares to be registered by our former Series A preferred shareholders or ordinary shareholders would be reduced pro rata among the shareholders requesting inclusion of their shares according to the number of shares held by each shareholder.

Piggyback Registration Rights

        Our former Series A preferred shareholders also have the right to request that we include their ordinary shares which were issued upon conversion of our Series A preferred shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified limitations. Some of our ordinary shareholders, including Discount Investment Corporation and its affiliates, Elron Electronic Industries and PW Juniper Crossover Fund, have similar rights with respect to the ordinary shares they currently hold. The managing underwriter may limit the number of shares offered for marketing reasons. In this case, the managing underwriter must exclude first any shares to be registered by us, unless we initiated the registration, second the shares that our shareholders have requested to include in the registration, and third the shares of the party initiating the registration.

Form F-3 Registration Rights

        Once we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least October 2002, at the request of some of our shareholders including Discount Investment Corporation and its affiliates, Elron Electronic Industries and PW Juniper Crossover Fund, or any of our former Series A preferred shareholders, we must register such shareholder's ordinary shares on Form F-3. We must also give notice of the registration to our other shareholders to whom we have granted registration rights, and include in the registration any ordinary shares they request to include. These demand rights may only be exercised if nine months have passed since the last registration that we filed in which the shareholder requesting registration was entitled to include its shares. The minimum aggregate offering price of the shares to be registered is $5.0 million. The managing underwriter may limit the number of shares offered for marketing reasons. In such case, the rights of each shareholder to include its ordinary shares in the registration are allocated in the same manner as in a demand registration described above.

Termination

        All registration rights will expire on October 10, 2006. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 of the Securities Act.

Expenses

        Generally, we will pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

Agreements with Directors and Officers

Employment Agreements

        We maintain written employment agreements with all of our office holders. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

        In March 1998, we entered into an employment agreement with Dr. Gavriel Meron, our President and Chief Executive Officer. This agreement terminates on August 1, 2003, unless earlier terminated by either Dr. Meron or us upon 90 days notice. We may also terminate this agreement immediately for cause. Pursuant to this agreement, we granted to Dr. Meron options to purchase 440,028 of our ordinary shares at an exercise price of $0.004 per share. These options expire in June 2008 and currently options to purchase 330,021 of our ordinary shares are vested. In addition, pursuant to this agreement, we also granted to Dr. Meron options to purchase 365,715 of our ordinary shares at an exercise price of $3.505 per share comprising at the date of the grant 2% of our issued share capital, upon the approval of our Series A round of financing in September 2000. These options expire in October 2010 and none of them are currently vested. We also agreed that upon issuance of FDA clearance for the Given System, we would provide Dr. Meron with a loan, in the amount of $200,000. On August 2, 2001, we provided Dr. Meron with this loan at an interest rate equal to the Israeli consumer price index plus 4.0%. The loan is repayable immediately if Dr. Meron terminates his employment with us prior to August 1, 2003, or otherwise when Dr. Meron exercises any of his options at which time we may require collateral securing repayment of the loan and accrued interest.

Exculpation, Insurance and Indemnification

        Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision.

        An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

  •
  a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by court; and

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

        An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

  •
  a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  •
  a breach of duty of care to the company or to a third party; and

  •
  a financial liability imposed on the office holder in favor of a third party.

        An Israeli company may not indemnify or insure an office holder against any of the following:

  •
  a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  •
  a breach of duty of care committed intentionally or recklessly;

  •
  an act or omission committed with intent to derive illegal personal benefit; or

  •
  a fine levied against the office holder.

        Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

        Our articles of association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers' liability insurance policy, which covers the period from April 1998 to September 2004 and has an aggregate claims limit of $10 million. In addition, the policy provides an additional $20 million of coverage for a 12-month period which began upon the closing of our initial public offering on October 10, 2001. To date, no claims for directors and officers' liability insurance have been filed under this policy.

        We have entered into agreements with each of our office holders undertaking to exculpate, indemnify and insure them to the fullest extent permitted by law. This indemnification is limited to events and amounts determined as foreseeable by the board of directors, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

C. INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

Financial Statements

        See Item 18 for audited consolidated financial statements.

Export Sales

        Our manufacturing facilities for the data recorder and the M2A capsule forming part of the Given System are located in Israel. The majority of our products are exported out of Israel. For information regarding our revenues by geographic market, see Item 5: "Operating and Financial Review and Prospects."

Legal Proceedings

        We are not currently a party to any material legal proceedings.

Dividend Policy

        We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

Significant Changes

        Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial position since December 31, 2001.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

        The following table lists the high and low closing sale prices for the Company's Ordinary shares for the periods indicated as reported by the Nasdaq National Market:

2001	High	Low
Fourth quarter (beginning October 4, 2001)	$18.05	$7.48
2002	High	Low
First quarter	$18.05	$7.48
MOST RECENT SIX MONTHS	High	Low
April 2002	$10.50	$9.00
March 2002	13.10	10.50
February 2002	12.98	10.38
January 2002	17.35	13.00
December 2001	18.05	14.30
November 2001	15.10	9.02
October 2001	12.47	7.48

        On April 9, 2002, the last reported sale price of our ordinary shares on the Nasdaq National Market was $9.30 per share. According to the our transfer agent, as of April 9, 2002, there were approximately 100 holders of record of our ordinary shares.

B. PLAN OF DISTRIBUTION

        Not applicable.

C. MARKETS

        Our ordinary shares have traded publicly on the Nasdaq National Market under the symbol "GIVN" since October 4, 2001. Our ordinary shares trade publicly only on the Nasdaq National Market.

D. SELLING SHAREHOLDERS

        Not applicable.

E. DILLUTION

        Not applicable.

F. EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

        Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects

        Our objects under our memorandum of association are to engage in any type of manufacturing, trade, production, labor, agriculture, and professional and business services in all branches and areas of economic activity, to advance trade, importing and exporting, and any other object determined by our board of directors from time to time. Our objects under our articles of association are to engage in any lawful business.

Transfer of Shares and Notices

        Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded. Our articles of association provide that each shareholder of record is entitled to receive at least 21 days' prior notice of any shareholders' meeting.

Election of Directors

        Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are appointed by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect or remove any or all of our directors, subject to the special approval requirements for outside directors described under "Management-Outside Directors." Under the Companies Law, the procedures for the appointment and removal and the term of office of directors, other than outside directors, may be contained in the articles of association of a company. Our articles of association currently do not contain provisions for staggered terms for directors. However, our articles of association may be amended in the future by a majority of our shareholders at a general shareholder meeting to provide for a staggered board or other method of electing our directors, other than with respect to our outside directors.

Dividend and Liquidation Rights

        Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying out existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

        We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors presides over our general meetings. Shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

        The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 3313% of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of one or more shareholders present in person or by proxy, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under "—Shareholder Meetings."

Voting

        Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company's registered capital, mergers and approval of related party transactions. A shareholder must also avoid oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company's articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

Resolutions

        An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

        Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the winding up of the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Access to Corporate Records

        Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document's disclosure may otherwise harm our interests.

Acquisitions under Israeli Law

        Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company's issued and outstanding share capital or of a class of shares which are listed is required by the Companies Law to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company's issued and outstanding share capital.

        The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. We believe that Discount Investment Corporation, which is controlled by certain members of the Recanati family in Israel, currently holds more than 25% of our outstanding ordinary shares as determined in accordance with the Companies Law. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 50% or greater shareholder of the company.

        Merger.    The Companies Law permits merger transactions if approved by each party's board of directors and the majority of each party's shares voted on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the Company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

Anti-Takeover Measures

        The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shareholders at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law decribed in "Voting."

Transfer Agent and Registrar

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

C.    MATERIAL CONTRACTS

        Summaries of the following material contracts are included in this Form 20-F in the places indicated:

Material Contract	Location
Agreement with Premier Purchasing Partners, L.P.	Item 4.B: "Information on the Company—Part B: Business Overview—Marketing and Distribution."
Standard Distribution Agreement	Item 4.B: "Information on the Company—Part B: Business Overview—Marketing and Distribution."
Agreements with Pemstar, Inc.	Item 4.B: "Information on the Company—Part B: Business Overview—Manufacturing."
Agreement with RDC Rafael Development Corporation Ltd.	Item 7: "Major Shareholder and Related Party Transactions."
Investor Rights Agreement	Item 7: "Major Shareholder and Related Party Transactions."

D.    EXCHANGE CONTROLS

        In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

        Non-residents of Israel may freely hold and trade our securities. Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our ordinary shares.

E.    TAXATION

Israeli Tax Considerations and Government Programs

        The following is a description of the material Israeli income tax consequences of the ownership of our ordinary shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure shareholders that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

        The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Taxation of Companies

        General Corporate Tax Structure.    Israeli companies are subject to corporate tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed further below, may be considerably less.

        Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.    The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

        Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period, unless the company has elected to receive an alternative package of benefits as described below. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, the ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. A company's undistributed income derived from an approved enterprise in top priority locations (commonly known as "Zone A") will be exempt from corporate tax for a period of two years and will be eligible for a reduced tax rate as above mentioned for the remainder of the benefit period.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose rights and share capital, including shareholders' loans, is owned by non-Israeli residents, provided that the foreign ownership of the share capital alone also exceeds 25%. A company which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten-year period. Income derived from the approved enterprise program will be subject to a reduced tax rate for ten years or, if the company owns an approved enterprise in a Zone A, exempt from tax for a period of two years and will be subject to a reduced tax for an additional eight years. The reduced tax rate is 25% unless the level of foreign investment is 49% or more and less than 74%, in which case the tax rate is 20%; if the foreign investment is 74% or more and less than 90%, the tax rate is 15%; and if the foreign investment is 90% or more, the tax rate is 10%. The recipient of dividends distributed from such income is taxed at the rate applicable to dividends from an approved enterprise which is 15%, or less under certain prevention of double-taxation treaties, if the dividend is distributed during the tax benefit period or within 12 years after the period and there is no time limit with respect to dividend distributed from an exempt income of foreign investors' company. The company must withhold this tax at source.

        A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

        A company that has an approved enterprise in Zone A or that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on of the amount distributed. The rate of the tax will be the rate which would have been applicable had the company not been tax exempt. This rate is 10% to 25%, depending on the percentage of the company's shares held by foreign shareholders, as described above. The recipient of dividend distributed from such income is taxed at the rate applicable to dividends from approved enterprises which is 15%, or less under certain anti double-taxation treaties, if the dividend is distributed during the tax benefit period or within 12 years after the period and there is no time limit with respect to dividend distributed from an exempt income of foreign investors' company. The company must withhold this tax at source.

        Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

        The Investment Center bases its decision whether or not to approve an application on the criteria in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest. There can be no assurance that any future approved enterprises that we may be awarded will be entitled to the same package of benefits as we currently have.

        The Investment Center of the Ministry of Industry and Trade granted our manufacturing facility approved enterprise status under the Investment Law in 1999. We have elected the alternative package of benefits under these approved enterprise programs. Since our manufacturing facility is located in a "Zone A", the portion of our income derived from this approved enterprise program will be exempt from tax for a period of ten years, commencing when we begin to realize net income from these programs, but such period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income. We expect to derive a substantial portion of our income from our approved enterprise program. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval.

        Grants Under the Law for the Encouragement of Industrial Research and Development, 1984.    Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3 to 5% on sales of products and services derived from our technology developed using these grants until 100% of the dollar-linked grant is repaid, together with interest equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for repayment.

        The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside Israel by any entity other than us, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant
less than 50%	120%
between 50% and 90%	150%
more than 90%	300%

        If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants. In addition, in recent years the government of Israel has accelerated the rate of royalty rates for repayment of Chief Scientist grants, and may further accelerate them in the future.

        The technology developed with Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law, and may not be transferred to non-residents of Israel. The approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology to residents of Israel may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot provide any assurance that any consent, if requested, will be granted.

        The funds available for grants from the Chief Scientist depend on several criteria and prevailing government policy and budget, and may be reduced or eliminated in the future. Even if these grants are maintained, there is no assurance that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist. We cannot provide any assurance that applications to the Chief Scientist will be approved and, until approved, the amounts of any grants are not determinable.

        Recently a committee for review of government support in research and development proposed certain amendments to the Research Law, including amendments aimed to relax restrictions on transfer of technology or manufacturing abroad and recognizing amortization of technology for determining royalty payments. A formal bill regarding these proposals has been submitted to the Israeli legislature; however, there is no assurance if and when it will be enacted.

        Tax Benefits and Grants for Research and Development.    Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures that were paid in cash, including capital expenditures, relating to scientific research and development projects, if:

  •
  the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

  •
  the research and development is for the promotion of the company; and

  •
  the research and development is carried out by or on behalf of the company seeking the deduction.

        Expenditures not so approved are deductible over a three-year period. However, the amounts of any government grant made available to us are subtracted from the amount of the deductible expenses according to Israeli law.

        Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969.    According to the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, an industrial company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, industrial companies are entitled to certain preferred corporate tax benefits, including the following:

  •
  deduction of purchases of know-how and patents over an eight-year period for tax purposes;

  •
  right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

  •
  accelerated depreciation rates on equipment and buildings.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

        If we qualify as an industrial company within the definition of the Industry Encouragement Law, we are entitled to the benefits described above. Based on our financial results for the year ended December 31, 2001, we qualified as an industrial company. We cannot provide any assurance that we will qualify or continue to maintain this qualification or our status as an industrial company or that the benefits described above will be available to us in the future.

        Special Provisions Relating to Taxation Under Inflationary Conditions.    The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can generally be described as follows:

  •
  Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

  •
  Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

  •
  Depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

  •
  Gains on traded securities, including securities which are normally exempt from tax, are taxable in specified circumstances.

        In accordance with a recent amendment to the Inflationary Adjustments Law, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Taxation of Our Shareholders

        Capital Gains on Sales of Our Ordinary Shares.    Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus will be computed on the basis of the devaluation of the shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of up to 50% for individuals and 36% for corporations. For Israeli public companies whose shares are (1) quoted on The Nasdaq National Market or other non-Israeli exchanges in specified countries, recognized by the Israeli Ministry Finance and (2) do not qualify as an industrial company or industrial holding company, the real gains from sale of shares by Israeli resident individuals are taxed at 35%.

        If we qualify as an industrial company under the Industrial Encouragement Law, sales of our ordinary shares offered to the public are exempt from Israeli capital gains for so long as they are quoted on The Nasdaq National Market or other non-Israeli exchange recognized by the Israeli Ministry of Finance. Based on our financial results for the year ended December 31, 2001, we qualified as an industrial company. We cannot provide any assurance that we will qualify or maintain this qualification or our status as an industrial company.

        Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

        If a recently proposed tax reform in Israel would be adopted, the above exemption on capital gains on sales of listed securities will be terminated, but at the same time the general rate of capital gain tax for individuals will be reduced to 25%. The reform has not been enacted yet, and there can be no assurance as to if and when it will be enacted.

        Taxation of Non-Israeli Holders of Shares.    Israeli law provides that non-Israeli residents are subject to capital gains tax on the gains from the sale of a capital asset (including securities) in Israel or an asset located outside Israel that is a right, direct or indirect, to an asset in Israel unless an exemption is provided under any prevention of double-taxation treaty with Israel. If we qualify as an industrial company under the Industrial Encouragement Law, sales of our ordinary shares offered to the public are exempt from Israeli capital gains tax for so long as they are quoted on the Nasdaq National Market or other non-Israeli exchange recognized by the Israeli Ministry of Finance.

        Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

  •
  who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

  •
  who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

        However, this exemption will not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

        Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel. We are required to withhold income tax at the rate of 25% (or 15% for dividends distributed from income generated by an approved enterprise) unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder's country of residence.

        Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company which are traded on certain stock markets, including The Nasdaq National Market, subject to the provisions of any applicable double taxation treaty.

United States Federal Income Taxation

        The following is a description of the material United States federal income tax consequences of the ownership of our ordinary shares. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares. This description assumes that holders of our ordinary shares will hold the ordinary shares as capital assets. This summary does not address tax considerations applicable to holders who may be subject to special tax rules, including:

  •
  dealers or traders in securities or currencies;

  •
  tax-exempt entities;

  •
  banks, financial institutions or insurance companies;

  •
  real estate investment trusts, regulated investment companies or grantor trusts;

  •
  persons who received ordinary shares as compensation for the performance of services;

  •
  holders who own, or are deemed to own, at least 10% or more, by voting power or value, of our shares;

  •
  investors whose functional currency is not the United States dollar; or

  •
  holders who hold our ordinary shares as part of a position in a straddle or as part of a hedging or conversion transaction for United States federal income tax purposes.

        Further, this description does not address any United States federal estate and gift or alternative minimum tax consequences, nor any state, local, or foreign tax consequences relating to the ownership and disposition of our ordinary shares.

        This description is based on the Internal Revenue Code of 1986, as amended, United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report. The United States tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        Unless specifically noted below, the following description applies only to owners of our ordinary shares that are United States holders for United States federal income tax purposes.

        For purposes of this description, a United States holder is a beneficial owner of ordinary shares that, for United States federal income tax purposes, is:

  •
  citizen or resident of the United States;

  •
  a corporation or partnership created or organized in or under the laws of the United States or any state, including the District of Columbia;

  •
  an estate if its income is subject to United States federal income taxation regardless of its source; or

  •
  a trust if such trust validly has elected to be treated as a United States person for United States federal income tax purposes or if a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

        A non-United States holder is a beneficial owner of ordinary shares that is not a United States holder.

        Shareholders should consult their own tax advisors with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of our ordinary shares.

Distributions

        Subject to the discussion below under "Passive Foreign Investment Company Considerations", the entire amount of any distribution made to you with respect to ordinary shares, other than any distributions of our ordinary shares made to all our shareholders, will constitute dividends to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. The dividends will be included in your gross income as ordinary income and will not be eligible for the dividends received deduction generally allowed to corporate United States holders. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

        If distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share. Subject to the discussion below under "Passive Foreign Investment Company Considerations", any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain, subject to the rules described under "Sale or Exchange of our Ordinary Shares."

        If we pay a dividend or distribution in NIS, you will be required to take the dividend or distribution into account at its dollar amount based on the spot rate of exchange in effect on the distribution date. You will have a tax basis for United States federal income tax purposes in the NIS received equal to that dollar value, and any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

        You may generally elect to claim the Israeli income tax withheld from dividends and distributions you receive with respect to ordinary shares as a foreign tax credit against your United States federal income tax liability, subject to a number of limitations. Among the limitations, the foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income tax payable with respect to each such class. Dividends we pay generally will be included in the "passive income" class for these purposes, or, in the case of certain financial services entity holders, "financial services income." In lieu of claiming a foreign tax credit, you may claim a deduction for the withholding taxes if you itemize your deductions. Dividends received by you with respect to ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.

        Subject to the discussion below under "Backup Withholding and Information Reporting," if you are a non-United States holder of our ordinary shares, you will not be subject to United States federal income or withholding tax on dividends you receive on ordinary shares, unless the dividends are effectively connected with the conduct by such non-United States holder of a trade or business in the United States.

Sale or Exchange of Our Ordinary Shares

        Subject to the discussion below under "Passive Foreign Investment Company Considerations", you will recognize capital gain or loss for United States federal income tax purposes when you sell or exchange our ordinary shares. The amount of gain or loss will be equal to the difference between your adjusted tax basis in the ordinary shares and the amount realized on their disposition. If you are a noncorporate United States holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for our ordinary shares exceeds one year, and will be further reduced for our ordinary shares acquired after December 31, 2000, if your holding period exceeds five years. Any gain or loss recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. Capital losses may only be used to offset capital gains, except that non-corporate U.S. holders are entitled to deduct capital losses in excess of capital gains not to exceed $3,000 per taxable year.

        Subject to the discussion below under "Backup Withholding and Information Reporting," if you are a non-United States holder of our ordinary shares, we expect that you will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of such ordinary shares unless (1) such gain is effectively connected with the conduct by you of a trade or business in the United States, (2) in the case of gain realized by an individual non-United States holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (3) you are subject to the rules applicable to certain United States expatriates.

Passive Foreign Investment Company Considerations

        A non-United States corporation will be classified as a "passive foreign investment company" (a "PFIC") for United States federal income tax purposes in any taxable year in which, after applying applicable look-through rules with respect to a 25% or more owned subsidiary, either (1) at least 75% of its gross income is "passive income," or (2) at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

        Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2001. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

        If we were a PFIC, you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ordinary shares. You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding and Information Reporting

        United States backup withholding taxes and information reporting requirements apply to certain payments to noncorporate holders of stock. Information reporting requirements will, and a backup withholding tax may, apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States to a holder of our ordinary shares, other than an exempt recipient, including a corporation, a payee that is a non-United States person that provides an appropriate certification and certain other persons. Backup withholding is not an additional tax and may be claimed as a credit against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information. The backup withholding tax rate is 30% for years 2002 and 2003, 29% for years 2004 and 2005, and 28% for years 2006 through 2010.

        In the case of such payments by a payor within the United States to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of such income tax regulations and payments to a foreign simple trust, foreign grantor trust or foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

        The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. Shareholders should consult their own tax advisors concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

F.    DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENTS BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C.

20549 and at the Securities and Exchange Commission's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.    SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We do not use derivative financial instruments for trading purposes and, as of year end, we had no derivative financial instruments of any kind outstanding. Accordingly, we have concluded that there is no material market risk exposure of the type contemplated by Item 11, and that no quantitative tabular disclosures are required. We are exposed to certain other types of market risks. See Item 5.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        There are no material modifications to the rights of security holders that are required to be disclosed.

        The effective date of the registration statement (No. 333-68142) for our initial public offering of our ordinary shares, NIS 0.05 par value, was October 3, 2001. The offering commenced on October 4, 2001, and terminated after the sale of all the securities registered. The co-lead managing underwriters for the offering were Lehman Brothers Inc. and Credit Suisse First Boston Corporation. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters' over-allotment option. We sold 5,000,000 ordinary shares at an aggregate offering price of $60 million representing a price per share of $12.00. Under the terms of the offering, we incurred aggregate underwriting discounts of $4.2 million. We also incurred expenses of $2.6 million in connection with the offering. None of the amounts was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owing ten percent or more of any class of our equity securities, or to any of our affiliates.

        The net proceeds that we received as a result of the offering were $53.2 million. As of December 31, 2001, the net proceeds have been used as follows:

Use of Proceeds	Description	Amount
Construction of plant, buildings and facilities	—	$—
Purchase and installation of machinery and equipment	Computers, office equipment, initial installment for semi-automated production line	2,018
Purchase of real estate	—	—
Repayment of indebtedness	Capital lease obligation for motor vehicles	13
Working capital	Operating expenses	6,098
Temporary investments	—	—
Any other use involving $100,000 of the proceeds	—	—

Total:		$8,123

        None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        See pages F-1 to F-29 incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit	Description
1.1	Articles of Association, incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.1	Investor Rights Agreement, dated as of September 15, 2000, by and among the Registrant and the parties thereto, incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.2	Amendment No. 1 to Investor Rights Agreement, dated as of July 16, 2001, by and among the Registrant and the parties thereto, incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.3	Purchase Order and Addendum Thereto, dated as of September 6, 1998, by and between Photobit Corporation and the Registrant, incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.†
4.4	Technology Purchase and License Agreement, dated as of January 29, 1998, by and between Rafael Armament Development Authority of the Israeli Ministry of Defense and the Registrant, incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.5	Agreement for the Development, Planning and Production of an ASIC Transmitter, dated as of December 13, 1998, by and between ASICOM Technologies Ltd. and the Registrant, incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.†
4.6	Form of Indemnification Agreement between directors and officers of the Registrant and the Registrant, incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.7	Lease Agreement, dated as of December 15, 1999, by and between B. A. T. M. Lands Ltd. and the Registrant, incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.8	Purchase and Sale Contract, dated as of August 25, 2001, by and between Pemstar, Inc. and the Registrant, incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.9	Form of Standard Distribution Agreement of the Registration, incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.
4.10	Lease Agreement, dated as of November 26, 2001, by and between Ska'ar Yokeam L.P. and the Registrant, incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.
8.0	List of subsidiaries of the Registrant, incorporated by reference to Exhibit 21.1 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
10.1	Consent of KPMG Somekh Chaikin, independent accountants.

†
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Commission on April 12, 2001, pursuant to the Registrant's application requesting confidential treatment under Rule 406 of the Securities Act.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIVEN IMAGING LTD.
By:	/s/ ZVI BEN DAVID Name: Zvi Ben David Title: Vice President and Chief Financial Officer

Date: April 9, 2002

GIVEN IMAGING LTD. (A DEVELOPMENT STAGE COMPANY)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Shareholders of Given Imaging Ltd.

        We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and its subsidiaries (the "Company") (a development stage company) as of December 31, 2001, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, 2000 and 1999, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

January 28, 2002

GIVEN IMAGING LTD.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

		December 31,
	Note	1999	2000	2001
Assets
Current assets
Cash and cash equivalents	(1D; 2)	$1,508	$21,360	$61,230
Accounts receivable:
Trade		—	—	2,470
Others	(3)	95	319	853
Inventories	(1E; 4)	—	619	3,257
Prepaid expenses	(1F)	27	165	1,149
Advances to suppliers		—	259	—

Total current assets		1,630	22,722	68,959
Deposits		11	47	104
Assets held for severance benefits	(1G; 9)	42	115	353
Fixed assets, at cost, less accumulated depreciation	(1H; 5)	484	2,248	5,104
Other assets, at cost, less accumulated amortization	(1I; 6)	—	398	1,403

Total Assets		$2,167	$25,530	$75,923

Liabilities and shareholders' equity
Current liabilities
Current installments of obligation under capital lease	(7)	$44	$57	$62
Accounts payable:
Trade		295	1,442	2,765
Other	(8)	144	638	3,032
Related parties	(14)	14	1	16
Deferred revenue	(1N)	—	—	193

Total current liabilities		497	2,138	6,068
Long-term liabilities
Capital lease, net	(7)	171	163	105
Employee severance benefits	(9)	48	154	417

Total long-term liabilities		219	317	522

Total liabilities		716	2,455	6,590

Commitments and contingencies	(7)
Shareholders' equity	(11)
Share capital:
Series A preferred shares NIS 0.01 par value each (27,000,000 share authorized; 0, 9,115,925 and 0 shares issued and fully paid at December 31, 1999, 2000 and 2001, respectively)		—	107	—
Ordinary A shares NIS 0.01 par value each (8,000,000 authorized; 0, 0 and 0 shares issued and fully paid at December 31, 1999, 2000 and 2001, respectively)		—	—	—
Ordinary Shares, NIS 0.05 par value each (60,000,000 shares authorized; 8,804,188, 8,804,188 and 25,104,913 shares issued and fully paid at December 31, 1999, 2000 and 2001, respectively)		103	103	296
Additional paid-in capital		4,497	35,384	100,103
Unearned compensation		(293)	(460)	(350)
Deficit accumulated during the development stage		(2,856)	(12,059)	(30,716)

Total shareholders' equity		1,451	23,075	69,333

Total liabilities and shareholders' equity		$2,167	$25,530	$75,923

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

					Amounts Accumulated During the Development Stage
		Year ended December 31,
	Note	1999	2000	2001
Revenues	(1N; 12)	$—	$—	$4,733	$4,733
Cost of revenues		—	—	2,476	2,476

Gross profit		—	—	2,257	2,257

Operating expenses
Research and development costs	(1R)	$(2,207)	$(4,137)	$(6,156)	(13,346)
Royalty bearing participation	(1O)	752	312	44	1,184

Research and development, net		(1,455)	(3,825)	(6,112)	(12,162)
Selling and marketing expenses		(64)	(2,923)	(12,902)	(15,889)
General and administrative expenses		(419)	(1,224)	(2,664)	(4,538)

Total operating expenses		(1,938)	(7,972)	(21,678)	(32,589)
Operating income (loss)		(1,938)	(7,972)	(19,421)	(30,332)

Financing income, net		73	433	764	1,280

Income (loss) before taxes on income		(1,865)	(7,539)	(18,657)	(29,052)
Taxes on income	(1P;13)	—	—	—	—

Net income (loss)		$(1,865)	$(7,539)	$(18,657)	$(29,052)

Basic and diluted income (loss) per ordinary share	(1K; 10)	$(0.23)	$(1.14)	$(1.60)

Ordinary Shares outstanding used in basic and diluted income (loss) per Ordinary Share calculation	(1K; 10)	8,029,973	8,804,188	12,879,369

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except per share data)

	Series A Preferred Shares						Deficit accumulated during the development stage
			Ordinary Shares(1)
					Additional paid-in capital(2)	Unearned compensation
	Shares	Amount	Shares	Amount				Total
Balance as at January 1, 1999	—	$—	6,749,998	$84	$1,854	$(472)	$(991)	$475
Changes during the year 1999:
Ordinary Shares ($1.27) issued in March	—	—	394,194	3	491	—	—	494
Ordinary Shares ($1.27) issued on June 1	—	—	1,620,576	16	2,014	—	—	2,030
Ordinary Shares ($1.27) issued on June 30	—	—	39,420	—	50	—	—	50
Employees' stock options	—	—	—	—	88	(88)	—	—
Amortization of unearned compensation	—	—	—	—	—	267	—	267
Net loss	—	—	—	—	—	—	(1,865)	(1,865)

Balance as of December 31, 1999	—	—	8,804,188	103	4,497	(293)	(2,856)	1,451
Changes during the year 2000:
Receipts on account of preferred shares in February	—	—	—	—	4,944	—	—	4,944
Preferred shares ($3.5) issued in September	9,030,333	107	—	—	23,297	—	—	23,404
Non cash issuance of preferred shares ($3.5) in September	85,592	—	—	—	300	—	—	300
Dividend related to preferred shares in September(3)	—	—	—	—	1,664	—	(1,664)	—
Employees' stock options	—	—	—	—	434	(434)	—	—
Non-employees' stock options	—	—	—	—	248	—	—	248
Amortization of unearned compensation	—	—	—	—	—	267	—	267
Net loss	—	—	—	—	—	—	(7,539)	(7,539)

Balance as of December 31, 2000	9,115,925	107	8,804,188	103	35,384	(460)	(12,059)	23,075
Changes during the year 2001:
Conversion of preferred shares into Ordinary Shares	(9,115,925)	(107)	9,115,925	107	—	—	—	—
Ordinary shares ($1.6) issued in August	—	—	19,800	—	33	—	—	33
Ordinary shares ($3) issued to investors in October	—	—	1,665,000	20	4,494	—	—	4,514
Ordinary shares ($12) issued to investors in October	—	—	500,000	6	5,422	—	—	5,428
Ordinary shares($12) issued upon IPO in October	—	—	5,000,000	60	54,152	—	—	54,212
Employees' stock options	—	—	—	—	251	(251)	—	—
Non-employees' stock options	—	—	—	—	367	—	—	367
Amortization of unearned compensation	—	—	—	—	—	361	—	361
Net loss	—	—	—	—	—	—	(18,657)	(18,657)

Balance as of December 31, 2001	—	$—	25,104,913	$296	$100,103	$(350)	$(30,716)	$69,333

Amounts accumulated during the development stage
Ordinary shares issued	—	—	25,104,913	296	96,488	—	—	96,784
Dividend related to preferred shares	—	—	—	—	1,664	—	(1,664)	—
Employees' stock options	—	—	—	—	1,336	(1,336)	—	—
Non-employees' stock options	—	—	—	—	615	—	—	615
Amortization of unearned compensation	—	—	—	—	—	986	—	986
Net loss	—	—	—	—	—	—	(29,052)	(29,052)

Balance as of December 31, 2001	—	$—	25,104,913	$296	$100,103	$(350)	$(30,716)	$69,333

(1)
After giving effect to issuance of bonus shares and a three-for-five share consolidation (Note 11A(14))
(2)
Net of issuing costs
(3)
See Note 11C.

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except per share data)

				Amounts Accumulated During the Development Stage
	Year ended December 31,
	1999	2000	2001
Cash flows from operating activities:
Net income (loss)	$(1,865)	$(7,539)	$(18,657)	$(29,052)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	63	289	1,074	1,439
Financing expenses (income) on capital lease obligation	—	6	(4)	3
Employees' stock options	267	267	361	986
Non employees' stock options	—	248	367	615
Severance benefits, net	6	33	25	63
Loss from sales of fixed assets	—	1	20	21
Increase in accounts receivable—trade	—	—	(2,470)	(2,470)
Increase in other accounts receivable	(4)	(224)	(534)	(853)
Increase in prepaid expenses	(26)	(138)	(984)	(1,149)
Decrease (increase) in advances to suppliers	—	(259)	259	—
Increase in inventory	—	(619)	(2,638)	(3,257)
Increase in accounts payable	206	1,631	3,775	5,847
Increase in deferred revenue	—	—	193	193
Increase (decrease) in payable to related parties	(17)	(13)	15	16

Net cash used in operating activities	$(1,370)	$(6,317)	$(19,198)	(27,598)

Cash flows from investing activities:
Purchase of fixed assets and other assets	$(217)	$(2,402)	$(4,955)	(7,676)
Proceeds from sales of fixed assets	—	3	7	10
Refund of deposit	—	11	—	11
Deposit	—	(47)	(57)	(115)

Net cash used in investing activities	$(217)	$(2,435)	$(5,005)	(7,770)

Cash flows from financing activities:
Proceeds from loans received from parent company	—	—	—	119
Principal payments on loans to parent company	—	—	—	(62)
Principal payments on capital lease obligation	(22)	(54)	(56)	(136)
Proceeds from the issuance of Ordinary Shares	2,574	—	64,187	68,079
Proceeds from the issuance of Series A Preferred Shares	—	28,648	—	28,648

Net cash provided by financing activities	$2,552	$28,594	$64,131	96,648

Effect of exchange rate changes on cash	$11	$10	$(58)	(50)

Increase in cash and cash equivalents	$976	$19,852	$39,870	61,230
Cash and cash equivalents at beginning of year	532	1,508	21,360	—

Cash and cash equivalents at end of year	$1,508	$21,360	$61,230	$61,230

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands, except per share data)

(a) Non-cash transactions

	Year ended December 31,
				Amounts Accumulated during the development stage
	1999	2000	2001
Capital lease obligations	$195	$53	$28	$321
Deemed dividend	$—	$1,664	$—	$1,664

(b) Supplementary cash flow information

	Year ended December 31,
				Amounts Accumulated during the development stage
	1999	2000	2001
Interest paid	$8	$17	$12	$37
Income taxes paid	$15	$19	$75	$110

        The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data)

Note 1—Organization and Summary of Significant Accounting Policies

A.    Description of business

        Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. Due primarily to the significant research and development expenditures required to develop its product, the Company has generated losses each year since its inception.

        The Company has developed the Given System, a proprietary wireless imaging system that represents a new approach to visual examination of the gastrointestinal tract. The system uses a miniaturized video camera contained in a disposable capsule that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

        The Given System consists of three principal components:

  •
  a single-use, disposable M2A color-imaging capsule that is ingested by the patient;

  •
  a portable data recorder and array of sensors that are worn by the patient; and

  •
  a computer workstation with a proprietary RAPID software for downloading, processing and analyzing recorded data.

        The Company has designed the Given System to be administered on an outpatient basis. After the patient swallows the M2A capsule, the capsule moves naturally through the digestive system without causing discomfort. During a typical seven-hour test the M2A capsule transmits 50,000 images to the portable data recorder while the patient continues normal daily activities. After the patient returns the data recorder to the physician at his or her convenience, the Company's proprietary RAPID software processes the images into a high quality video stream that a physician can review in about one hour.

        On August 1, 2001, the U.S. Food and Drug Administration (the "FDA") cleared the marketing in the United States of the Company's swallowable video capsule.

        The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement of its products. There can be no assurance that the Company will be able to maintain the high technological quality of its product or to continue to develop or market its new products effectively. The Company devotes most of its efforts to activities such as acquiring equipment, recruiting and training personnel, developing markets, starting up production and starting up sales, therefore it is considered a development stage company.

        On October 10, 2001, the Company completed an initial public offering of its ordinary shares and listing on the Nasdaq National Market.

B.    Basis of presentation

  1.
  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts of its subsidiaries are consolidated from the date of their inception. All significant intercompany balances and transactions have been eliminated in consolidation.

    As of December 31, 2001, the Company had incorporated wholly-owned subsidiaries in the United States, Germany, Australia, France and the Netherlands for the purpose of marketing its Given System.

  2.
  On December 31, 1999, the Company resolved to issue bonus shares at a rate of nine shares per ordinary share issued. The bonus shares were issued on March 28, 2000, to shareholders of record on December 31, 1999. Accordingly, all ordinary share data has been adjusted to include the effect of the bonus shares.

  3.
  The accompanying consolidated financial statements include the effect of a three-for-five share consolidation of the Company's ordinary shares, which took place in October 2001.

C.    Functional and reporting currency

        The accounting records of the Company are maintained in New Israeli Shekels ("NIS") and U.S. dollars. The Company's functional and reporting currency is the U.S dollar.

        Transactions denominated in foreign currencies other than the U.S. dollar are translated into the reporting currency using current exchange rates. Gains and losses from the translation of foreign currency balances are recorded in the statement of operations.

        The Company currently has no plans to pay dividends and has not determined the currency in which any dividends would be paid.

D.    Cash and cash equivalents

        All highly-liquid investments with original maturities of three months or less from the date of deposit are considered to be cash equivalents.

E.    Inventories

        Inventories are stated at lower of cost or market. Cost is determined using the "moving average" method for raw materials and on the basis of actual manufacturing costs for work in progress and sub-contractors.

        Inventories also include workstations that are currently being used by the Company for clinical trials. The workstations are intended to be sold in the future. The workstations are amortized over a twelve-month period.

F.    Prepaid expenses

        Prepaid expenses are amortized using the straight-line method over the period during which such costs are recovered.

G.    Assets held for severance benefits

        Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender life insurance policies that are recorded at their current redemption value.

H.    Fixed assets

        Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Office furniture, leasehold improvements, laboratory equipment and other equipment	6-15
Computers, software and related equipment	20-33
Motor vehicles	15

        Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments. Such assets and leasehold improvements are amortized by the straight-line method over the shorter of the lease term or estimated useful life of the asset.

I.    Other assets

  1.
  The Company develops proprietary software for its computer workstations that permits downloading and viewing recorded data from the portable data recorder. The costs of developing this software are capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("Statement 86"). As such, capitalization of software development costs begins upon the establishment of technological feasibility as defined in Statement 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized on a straight-line basis over the expected life of the related product which is generally three years.

  2.
  Legal expenses related to patent and trademark registration have been capitalized and depreciated over the remaining life of the asset, which is generally eight years.

  3.
  Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company's web site that are capitalized and depreciated over their estimated useful lives which is generally three years.

J.    Stock compensation plans

Employees and Directors

        The Company has adopted the Financial Accounting Standards Board's Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123") which permits entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards.

Alternatively, Statement 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees and related interpretations" ("APB Opinion No. 25") and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.

        The Company applies the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors. As such, the Company computes and records compensation expense for grants whose terms are fixed with respect to the number of shares and option price only if the market price on the date of grant exceeds the exercise price of the stock option. The compensation cost for both fixed and variable plans is recorded over the period the employee performs the service to which the stock compensation relates.

Non-Employees

        The Company applies the fair value-based method of accounting set forth in Statement 123 to account for stock based compensation to non-employees. Using the fair value method, the total compensation expense is recorded based on the fair value of the options expected to vest on the date the options are granted to the non-employees.

K.    Income (loss) per ordinary share

        Basic and diluted income (loss) per ordinary share is presented in conformity with Statement of Financial Accounting Standard No. 128, "Earnings Per Share," for all years presented. Basic income (loss) per ordinary share is calculated by dividing the net income (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. The computation of diluted income (loss) per ordinary share assumes the issuance of ordinary shares for all potential dilutive ordinary shares outstanding during the reporting year. The dilutive effect of stock options is considered in earnings per share calculations if dilutive, using the treasury stock method.

L.    Use of estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in accordance with accounting principles generally accepted in the United States. Actual results could differ from these estimates.

M.    Impairment of long-lived assets and certain intangibles

        The Company accounts for long-lived assets and certain intangible assets in accordance with the provisions of Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to Be Disposed Of."

        The Statement requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

        The full adoption of SFAS 121 has no impact on the Company's results of operations.

N.    Revenue recognition

        The Company derives all of its revenues from sales of its gastrointestinal diagnostic system known as the Given System. The Given System consists principally of the disposable M2A color-imaging capsule, a portable data recorder with an array of sensors and a computer workstation equipped with the Company's proprietary RAPID software.

        The Company recognizes substantially all of the revenue from the sale of the Given System upon shipment. The Company's agreements with its customers and distributors do not contain product return rights. For sale contracts which include a Post Contract Customer Support ("PCS") component, revenues from PCS are deferred and recognized ratably over the term of the support period, generally one year.

        The Company accrues estimated warranty costs at the time of shipment based on contractual rights and historical experience.

O.    Government-Sponsored Research and Development

        The Company records grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS") in research and development expenses.

P.    Income taxes

        The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes."

        Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on statutory tax rates as these will be applicable to the periods in which such deferred taxes will be realized. Deferred tax assets do not include future tax benefits the realization of which is in doubt. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

Q.    Advertising costs

        Advertising and marketing costs are expensed as incurred in accordance with AICPA Statement of Position No. 93-7.

R.    Research and development costs

        Research and development costs are expensed as incurred.

S.    Recent accounting pronouncements

        The Company examined the recently issued accounting standards SFAS No. 141, No. 142, No. 143 and No. 144 and concluded that the full adoption of those standards will have no impact on the Company's results of operations.

Note 2—Cash and Cash Equivalents

	December 31
	1999	2000	2001
Denominated in U.S. dollars	$986	$21,127	$59,180
Denominated in New Israeli Shekels	522	233	1,066
Denominated in Euro	—	—	887
Denominated in Australian dollars	—	—	97

	$1,508	$21,360	$61,230

        Cash equivalents in Israeli currency include bank deposits bearing annual nominal interest rates of 3.4%. Cash equivalents in U.S. dollars include bank deposits bearing annual interest rates of 1.82%. The original maturities of these cash equivalents did not exceed three months.

Note 3—Accounts Receivable—Others

	December 31
	1999	2000	2001
Government institutions	$94	$259	$611
Related party	—	—	195
Others	1	60	47

	$95	$319	$853

Note 4—Inventories

	December 31
	1999	2000	2001
Raw materials and components	$—	$476	$1,056
Work in progress	—	15	1,231
Finished goods	—	—	851
Workstations for demonstration, net	—	128	119

	$—	$619	$3,257

Note 5—Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31
	1999	2000	2001
Computers and software	$194	$1,029	$2,120
Instruments and laboratory equipment	54	238	323
Leasehold improvements	—	160	498
Motor vehicles	240	310	312
Machinery and equipment	—	563	1,441
Communication equipment	11	87	209
Office furniture and equipment	60	194	617
Production line	—	—	776

Fixed assets	559	2,581	6,296
Accumulated depreciation	(75)	(333)	(1,192)

Fixed assets less accumulated depreciation	$484	$2,248	$5,104

        Depreciation expenses for the years ended December 31, 1999, 2000 and 2001, are $63, $258 and $859, respectively.

Note 6—Other Assets, at Cost, Less Accumulated Amortization

	December 31
	1999	2000	2001
Software development costs	$—	$128	$535
Patents and trademarks	—	192	667
Web site application and infrastructure	—	105	431

Other assets, gross	—	425	1,633
Accumulated amortization	—	(27)	(230)

Other assets, net	$—	$398	$1,403

        Amortization expenses for the years ended December 31, 1999, 2000 and 2001, are $0, $27 and $203, respectively.

Note 7—Commitments and Contingencies

A.    Office of the Chief Scientist Grants

        The Company's research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS"). In return for the OCS's participation, the Company is committed to pay royalties to the Israeli Government at a rate of 3% to 5% of the sales of its product, up to 100% of the amount of the grants received (for grants received under programs approved subsequent to January 1, 1999 - 100% plus interest at LIBOR). The grants are deducted from research and development expenses. Grants received in advance of the corresponding expenditures incurred are recorded as a liability. The Company is entitled to the grants only upon incurring research and development expenditures. The Company is not obligated to repay any amount received from OCS if the research effort is unsuccessful or if no products are sold. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval. Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. The Company's total obligation for royalties, based on royalty-bearing government participation, net of $144 royalties payable, totaled approximately $1,039 as of December 31, 2001. Royalties payable to the OCS are recorded as part of the cost of revenues.

B.    Sponsored Research Agreements

        In the course of its activities, the Company enters into sponsored research agreements with universities and other research institutions. In consideration for future services to be received from the institutions, the Company has undertaken to pay to these institutions an aggregate amount of up to $70. None of the above-mentioned agreements relate to products developed for marketing at this time.

C.    Leases

Capital leases for motor vehicles

        The capital leases are to be repaid in five years, are linked to the U.S. dollar and bear interest of Libor plus 1.35%. The vehicles are pledged as collateral.

Operating leases

        In March 2000, the Company's U.S. subsidiary leased office space and office equipment under noncancelable operating lease agreements which expire at various dates through 2006. It deposited $5 to guarantee its performance under the terms of the agreement.

        In April 2000, the Company entered into a lease agreement for offices and manufacturing space in Yoqneam, Israel. In August 2001, the Company leased additional space under the same terms and conditions of the original lease agreement. The lease is for a five-year period and the Company has options to extend the lease term. The first option is for 24 months and the second option is for an additional 34 months. The monthly rental and maintenance payment is $37. The Company furnished an unconditional bank guarantee in the amount of $104 to guarantee its performance under the terms of the lease agreement.

        During 2000, the Company signed motor vehicle operating lease agreements. The term for each lease agreement is forty-four months. The monthly payments are to be linked to the U.S. dollar. The Company deposited $58 to guarantee its performance under the terms of the operating lease agreement.

        In November 2001, the Company entered into a lease agreement for manufacturing space in Yoqneam, Israel. The lease is for 63 months and the Company has an option to extend the lease term for an additional 60 months. The monthly rental payment is $20. The maintenance payments will be according to actual costs with additional 15% management fees. The Company furnished an unconditional bank guarantee in the amount of $212 to guarantee its performance under the terms of the lease agreement.

        Future minimum capital lease payments and future minimum payments under operating leases are:

	December 31, 2001
	Capital leases	Operating leases
2002	$62	$1,174
2003	63	1,216
2004	41	1,158
2005	10	776
2006 and thereafter	—	429

	$176	$4,753

        Office and manufacturing rental expense under the lease agreements for the years ended December 31, 1999, 2000 and 2001 was $57, $223 and $516, respectively.

D.    Manufacturing Service Agreements

        To facilitate the transition of the Company to automated production, in August 2001, it entered into a purchase and sale agreement with Pemstar, Inc., a U.S. electronics manufacturing service and equipment company, pursuant to which the Company issued a purchase order for a semi-automated production line which the Company expects to be delivered to its facilities in Yoqneam, Israel, in February 2002. The Company has also issued an additional purchase order for a semi-automated production line which Pemstar will store at its facilities in the United States as a back-up production line for operation on 60 days notice. The Company expects this back-up production line to be completed in March 2002. Pemstar is responsible for the design, manufacture, installation and testing of each production line, and for training Company personnel to operate the production lines. As of December 31, 2001, the Company's remaining contingent commitment under this contract was $1,718.

        The Company has also entered into a one year non-exclusive technical services agreement with Pemstar, pursuant to which Pemstar will provide it technical services relating to the manufacture of the M2A capsule and purchasing the components necessary for producing the M2A capsule, either through the Company or directly from the suppliers. In consideration for providing these services to the Company, the Company will pay monthly to Pemstar a fixed amount for each functional M2A capsule that is delivered to the Company. This amount will decrease as the volume of M2A capsules produced increases. The Company has an option to extend the term of the technical services agreement for an additional year on the same terms and for an additional two years on negotiated terms.

Note 8—Accounts Payable—Other

	December 31
	1999	2000	2001
Institutions	34	115	198
Liabilities to employees	73	388	1,618
Advances from customers	—	—	399
Warranty	—	—	15
Accrued expenses	37	135	802

	$144	$638	$3,032

Note 9—Liability in Respect of Employee Severance Benefits

        Under Israeli law and labor agreements the Company is required to pay severance benefits to its dismissed employees and employees leaving its employment under certain circumstances. The Company's liability for severance benefits is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The provision for employee severance benefits included in the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included in the balance sheet represents the Company's contributions to severance pay funds and to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

        The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute a percentage of their salary in any one year, subject to a regulatory limit. The Company makes matching contributions of 3% of an employee's salary. Employees are immediately vested in the Company's contributions.

        Expenses recorded in respect of severance pay for the years ended December 31, 1999, 2000 and 2001 were $48, $169 and $339, respectively.

Note 10—Income (Loss) Per Ordinary Share

        The following table summarizes information related to the computation of basic and diluted income (loss) per ordinary share for the years indicated.

	Year ended December 31,
	1999	2000	2001
Net income (loss)	$(1,865)	$(7,539)	$(18,657)
Dividend related to Series A Preferred Shares (see Note 11C)	—	(1,664)	—
Interest accrued on Preferred Shares	—	(841)	(1,888)

Net income (loss) attributable to Ordinary Shares	$(1,865)	$(10,044)	$(20,545)

Weighted average number of Ordinary Shares outstanding used in basic income (loss) per Ordinary Share calculation	8,029,973	8,804,188	12,879,369
Add assumed exercise of outstanding dilutive potential Ordinary Shares	—	—	—

Weighted average number of Ordinary Shares outstanding used in Diluted income (loss) per Ordinary Share calculation	8,029,973	8,804,188	12,879,369

Basic income (loss) per Ordinary Share	$(0.23)	$(1.14)	$(1.60)

Diluted income (loss) per Ordinary Share	$(0.23)	$(1.14)	$(1.60)

        The Company had 2,649,663 options outstanding as of December 31, 2001, that could potentially dilute basic earnings per ordinary share in future periods but which were not included in diluted income (loss) per Ordinary Share because their effect on the periods presented was antidilutive.

Note 11—Share Capital

A.    Shareholders' equity

(1)
Rights attached to shares

  All of the issued and outstanding ordinary shares of the Company are duly authorized, validly issued, fully paid and non-assessable. The ordinary shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by the Company's memorandum of association, its articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

(2)
At inception, the Company issued 1,200 ordinary shares. In March 1998, the Company issued 5,398,800 ordinary shares to Rafael Development Corporation ("RDC") in consideration for their par value.

  In April 1998, the Company entered into a Share Purchase and Option Agreement with ThermoTrex Corporation ("ThermoTrex" and the "ThermoTrex Agreement," respectively), pursuant to which the Company issued to ThermoTrex 300,000 ordinary shares and two options in consideration for $300.

  In May 1998, the Company entered into a Share Purchase and Option Agreement with Discount Investment Corporation ("DIC"), PEC Israel Economic Corporation ("PEC") and Elron Electronic Industries ("Elron" and, together with DIC and PEC, the "DEP Group"), on substantially the same terms as the ThermoTrex Agreement, pursuant to which the Company issued to the DEP Group, in equal parts among them, 300,000 ordinary shares and two options in consideration for $300.

  In addition, the Company repaid part of the RDC loan in an amount of $62 and the balance was converted into additional paid in capital.

(3)
On December 13, 1998, the Company signed an agreement with a consultant to issue 19,800 ordinary shares on July 20, 2001 for a total purchase price of $33. The purchase price is payable by the consultant in advance, in 33 equal monthly installments of $1 each, by crediting each month the monthly fee payable to the consultant in the amount of $1 against the purchase price. In August 2001, the Company issued the shares.

  The Company's Board of Directors resolved to grant in the name of the consultant a 10 year non-assignable warrant to purchase 3,056 ordinary shares of the Company, par value NIS 0.05 per share, fully vested as of the date of grant at an exercise price of $10.80 per share.

(4)
On March 16, 1999, the Company signed an agreement with Trimaran Investment Trust ("Trimaran") for the issuance of 394,194 ordinary shares, par value NIS 0.01 per share, constituting 5% of the share capital of the Company on a fully diluted basis, in consideration for $500.

(5)
On May 30, 1999, the Company signed a further agreement pursuant to which the DEP Group purchased from the Company an additional 1,576,782 ordinary shares, in equal parts among them, constituting, on the issuance date, 16.58% of the share capital of the Company on a fully diluted basis, for consideration of an aggregate amount of $2,000.

  On June 1, 1999, the Company issued to the DEP Group 43,794 ordinary shares in consideration for $56 upon the exercise of preemptive rights with respect to the issuance to Trimaran in March 1999.

(6)
On June 15, 1999, the Company signed an agreement with an investor, for the issuance of 39,420 ordinary shares, constituting, on the issuance date, 0.411% of the share capital of the Company on a fully diluted basis, in consideration for $50.

(7)
On February 1, 2000, the Company signed a Share Purchase Agreement (the "SPA") with its shareholders and new investors, for the investment of $3.85 million, and another share purchase agreement with certain directors, officers, employees and consultants for the investment of $1.1 million (collectively the "Bridge Purchasers"). Pursuant to the SPA, the Company agreed to issue and sell to the Bridge Purchasers the same shares as the Company issued at its next round of equity financing at a discount to the price of such round of no more than 25%. The Company recorded the above receipts on account of share capital in a total amount of $4.94 million, net of capital raising costs. As described in paragraph 11, the Company issued 1,883,376 Series A preferred shares in consideration for these investments.

(8)
On March 28, 2000, the Company (i) increased its registered share capital by 14,100,000 ordinary shares and 2,700,000 ordinary A shares, and (ii) issued bonus shares at the rate of 9 shares for each one share outstanding. The Company recorded the issued shares, described in (ii), against conversion of the premium on existing shares into paid-in capital.

(9)
On August 9, 2000, the Company signed an Option Amendment Agreement ("OAA") with the DEP Group. ThermoTrex and Trimaran (hereinafter "the Option Holders"), amending the terms of the options granted to the Option Holders under investment agreements dated April and May 1998 and March 16, 1999.

  Pursuant to the OAA, the option granted to the DEP Group is exercisable for a total of 750,000 ordinary shares, the option granted to ThermoTrex is exercisable for 750,000 ordinary shares, and the option granted to Trimaran is exercisable for 165,000 ordinary shares.

  The option exercise price defined in the OAA is $3.00 per share and will adjust downwards in the event that during the term of the options the Company will issue any securities at a price per share lower than $3.00. On October 10, 2001, the above options were exercised, as described in paragraph 14(iv).

(10)
On September 14, 2000, the shareholders of the Company resolved pursuant to a special resolution, and by way of amending the Memorandum and Articles of Association of the Company, to increase the registered share capital of the Company by NIS 400,000 by creating 6,000,000 new ordinary shares, 1,800,000 ordinary A shares, and 16,200,000 new Series A preferred shares. All shares were of par value NIS 0.05 per share and bear the rights, privileges and restrictions as set forth in the Company's Amended and Restated Articles of Association.

(11)
On September 15, 2000, the Company entered into a Preferred Share Purchase Agreement (the "SPA") with a group of lead purchasers and other investors who became parties to the agreement thereafter, and into an Investors Rights Agreement with the SPA investors and the Bridge

  Purchasers (referred to in paragraph 4 above) which became parties to the agreement thereafter, for the issuance of 7,146,954 Series A preferred shares, at a purchase price of $3.505 per share for a total amount of $25 million. An additional 1,883,376 Series A preferred shares were issued pursuant to the SPA (referred to in paragraph 7 above) at a purchase price of $2.62 per share.

(12)
On September 26, 2000, the Company issued 85,592 Series A preferred shares to LBI Group Inc., a subsidiary of Lehman Brothers Inc., who acted as placement agent in connection with the Company's Series A Preferred round, which formed part of the fees that were payable to Lehman Brothers Inc. for such services.

(13)
On July 29, 2001, the Company's Board of Directors resolved, pursuant to the terms of investment by Orbimed Investors LLP and funds managed thereby (Orbimed Group) to grant Orbimed Group 10 year non-assignable Warrants to purchase 6,000 ordinary shares of the Company, par value NIS 0.05 per shares, each Warrant for the number of ordinary shares specified opposite to each such entity's name, fully vested as of the date of grant and exercisable at an exercise price of $3.505 per share.

(14)
On October 10, 2001, the Company: (i) increased its registered share capital by NIS 2,250,000, divided into 45,000,000 ordinary shares, par value NIS 0.05 per share, such that following the increase the registered share capital of the Company was NIS 3,000,000, divided into 60,000,000 ordinary shares, par value NIS 0.05 per share, (ii) converted all of its preferred shares into ordinary shares on a one-to-one basis, (iii) effected a three-for-five share consolidation of its ordinary shares, (iv) issued an aggregate of 1,665,000 ordinary shares to ThermoTrex, the DEP Group and Trimaran, pursuant to the exercise of options described above in paragraph (9) for an aggregate cash exercise price of $5.0 million representing a price per share of $3.00, and (v) issued 5,000,000 ordinary shares in an initial public offering and listing on the Nasdaq National Market and 500,000 ordinary shares in a private placement to PW Juniper Crossover Fund LLC, in both cases at a price of $12.00 per share. The total proceeds that the Company received from the transactions described in (v), net of underwriting discounts and offering expenses, were $64.2 million.

B.    Employees' and non-employees' stock options

(1)
Stock option plans

        In 1998, the Company adopted a stock option plan for employees and consultants involving up to 10% of the Company's share capital. Each option entitles the holder to purchase one ordinary A share (as of the IPO date—one ordinary share) of par value NIS 0.05. The options vest over a period of four years and are exercisable for a period of ten years from the date of grant. The options are held in trust on behalf of the employees, in accordance with Section 102 of the Income Tax Ordinance in Israel and related regulations.

        In 2000, the Company adopted the 2000 Stock Option Plan ("2000 Plan"). Under the 2000 Plan, the Board of Directors (or a compensation committee appointed and maintained by the board) (the "Board") has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants.

        Unless otherwise prescribed by the Board, an option is not exercisable before the second anniversary of the date of grant. As of the second anniversary of the date of grant and at any time thereafter, the option vests with respect to 50% of the option shares, and with respect to 25% of the option shares after each of the third and fourth anniversaries of the date of grant, respectively. The Board has the exclusive authority to accelerate the periods for exercising an option. However, no option is exercisable after the expiration of ten years from the date of grant.

        Options granted to Israeli optionees are designated as Section 102 options or Section 3(i) options within the meaning of the Israeli Income Tax Ordinance and related regulations.

        Options granted to non-Israeli optionees may or may not contain such terms as will qualify such options as Incentive Stock Options ("ISOs") within the meaning of Section 422(b) of the United States Internal Revenue Code of 1986, as amended (the "Code"). Options that do not contain terms that will qualify them as ISOs are referred to herein as Non-Qualified Stock Options. Each option agreement is required to state whether such option will or will not be treated as an ISO. No ISO is granted unless such option, when granted, qualifies as an "incentive stock option" under Section 422 of the Code.

        Compensation expense related to options issued has been calculated based on the difference between the market price of the underlying shares and the option's exercise price. The market price of the underlying shares was estimated on the basis of the price that was paid by various third parties, as well as increases in value attributable to the achievement of milestones in the Company's business plan. The share price paid by third parties has been adjusted upwards between the dates of the various private offerings. Following the IPO date (October 4, 2001), the market price of the shares was set according to the underlying listed price on the Nasdaq National Market.

        The Company applies APB Opinion No. 25 and recorded compensation expense of $267, $267 and $361 in the years ended December 31, 1999, 2000 and 2001 respectively, according to the intrinsic value of the above options (See paragraph 2 hereunder).

        The Company applies Statement 123 in respect of options granted to consultants and recorded compensation expense of $0, $248 and $367 in the years ended December 31, 1999, 2000 and 2001, respectively, related to the above options according to the Black-Scholes model.

        The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors. If the Company had determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income available to ordinary shares would have been as indicated below.

	Year ended December 31,
	1999	2000	2001
Net income (loss) attributable to ordinary shareholders:
As reported	$(1,865)	$(7,539)	$(18,657)

Pro forma	$(1,875)	$(7,899)	$(19,127)

Basic and diluted income (loss) per ordinary share:
As reported	$(0.23)	$(1.14)	$(1.60)

Pro forma	$(0.23)	$(1.18)	$(1.63)

        The fair value of each option granted is estimated on the date of grant, using the Black-Scholes model using the following assumptions:

(i)
Dividend yield of zero percent.

(ii)
Risk-free interest rate of 6.00%, 6.00% and 2.00% for December 31, 1999, 2000 and 2001, respectively, which represents the risk free interest rates to dollar-linked financial instruments as published by the Israeli Stock Exchange.

(iii)
Estimated expected lives of seven years as of the date of grant.

(iv)
Expected volatility of 65%, 65% and 55%, for December 31, 1999, 2000 and 2001, respectively which represents a weighted average standard deviation rate for the stock prices of similar companies currently listed on the Nasdaq National Market.

        The following table summarizes information relating to stock options for ordinary shares outstanding as of the years indicated:

	Options outstanding		Options exercisable
Exercise price	Number of options outstanding at December 31, 2001	Weighted average remaining contractual life (in years)	Number exercisable at December 31, 2001
NIS $0.05	705,036	6.9	466,521
$1.00	33,000	7.1	17,250
$1.25	12,000	8.8	12,000
$1.268	279,000	7.9	150,000
$2.628	318,375	8.5	—
$3.505	643,932	8.8	45,000
$4.667	210,120	9.3	—
$11.70	91,200	9.6	21,000
$12.00	346,000	9.8	—
$14.30	2,000	10	—
$16.40	9,000	10	—

	2,649,663

        The option allotments are as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value
Balance at January 1, 1999	590,028
Granted	214,800	$1.13	$1.26

Balance at December 31, 1999	804,828
Granted(i)	1,207,515	$2.63	$3.14
Forfeited(ii)	(43,800)	$1.14	$1.20

Balance at December 31, 2000	1,968,543
Granted(i)	721,140	$9.16	$9.57
Forfeited(ii)	(40,020)	$2.77	$3.46

Balance at December 31, 2001	2,649,663

  (i)
  Includes 87,000 options granted to consultants at a weighted average exercise price of $1.67 per share in 2000 and 21,000 options at a weighted average exercise price of $7 per share in 2001. The options granted are fully vested and non-forfeitable.

  (ii)
  The Company did not record compensation expenses related to the forfeited options since their intrinsic value was zero.

(2)
In March 1998, the Company entered into an employment agreement with its President and Chief Executive Officer (CEO). This agreement terminates on August 1, 2003 unless earlier terminated by either the CEO or the Company upon 90 days notice. The Company may also terminate this agreement immediately for cause. Pursuant to this agreement, the Company granted to the CEO options to purchase 440,028 of its ordinary shares at an exercise price of NIS 0.05 per share. In addition, pursuant to this agreement, the Company also granted the CEO options to purchase 365,715 ordinary shares, comprising at the date of the grant 2% of its issued share capital, upon the approval of the Company's Series A round of financing in September 2000. The Company also agreed that upon issuance of U.S. Food and Drug Administration (FDA) clearance for the Given System, it will provide him with a loan, in the amount of $200,000, bearing interest at a minimal rate. This loan was granted in August, 2001, bearing interest rate equal to the change in the Israeli consumer price index plus 4%. The loan will be repayable immediately if the CEO terminates his employment with the Company prior to August 1, 2003 or otherwise when he exercises any of his options at which time the Company may require collateral securing repayment of the loan and accrued interest.

  In respect to options granted to the CEO, the Company recorded compensation expense of $201, $133 and $79 in the years ended December 31, 1999, 2000 and 2001, respectively.

(3)
On July 29, 2001, the Board of Directors approved an increase in the number of ordinary shares of the Company, par value NIS 0.05 per share, that are reserved for the exercise of options granted under the 2000 Plan, by 1,089,460 ordinary A shares (following which the total number of ordinary A shares reserved for issuance pursuant to the plan is 3,456,183) and to authorize the compensation committee to grant additional options under the plan for the purchase of such ordinary A shares. On October 10, 2001, all of the ordinary A shares converted into ordinary shares.

(4)
On August 20, 2001, the Company's Board of Directors resolved to grant four of its directors options to purchase 25,000 shares each upon the initial public offering (IPO) of the Company's shares, at an exercise price equal to $12.00 per share.

  Upon each anniversary of service at the Board following the IPO, each such director will be granted an additional option to purchase 8,000 shares. Each such option shall be exercisable at the shares' market price on the date of the grant.

(5)
The following summarizes the departmental allocation of the stock-based compensation charge:

	Year ended December 31,			Amounts Accumulated During the Development Stage
	1999	2000	2001
Research and development costs	$167	$441	$463	$1,132
Selling and marketing expenses	—	7	165	172
General and administrative expenses	100	67	100	307

	$267	$515	$728	$1,611

C.    Dividend related to preferred shares

        The Company recorded a preferred share dividend of $1.66 million representing the value of the beneficial conversion feature embedded in the 1,883,376 Series A preferred shares issued in September 2000. The beneficial conversion feature was calculated based on the difference between the conversion price of $2.62 per share and the estimated fair value of the preferred shares as at the date of issuance of $3.50 per share, but limited to the amount of the proceeds from the issuance of the preferred shares.

Note 12—Revenues

A.    Revenues by activities

	Year ended December 31,			Amounts Accumulated During the Development Stage
	1999	2000	2001
Workstations and recorders	$—	$—	$3,371	$3,371
M2A capsule	—	—	1,362	1,362

	$—	$—	$4,733	$4,733

B.    Revenues by geographic areas

	Year ended December 31,			Amounts Accumulated During the Development Stage
	1999	2000	2001
United States.	$—	$—	$2,252	$2,252
Europe	—	—	1,972	1,972
Rest of the world	—	—	509	509

	$—	$—	$4,733	$4,733

Note 13—Taxes on Income

A.    Company

        (1).    Israeli income tax is computed on the basis of the Company's results in nominal NIS determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

        Pursuant to the Israeli tax law, the Company was awarded "Approved Enterprise" status under the government alternative benefits track. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an approved enterprise, and reduced tax rates on dividends originating from this income. The income derived from an approved enterprise will be exempt from tax for a ten year period, commencing on the date that taxable income is first generated by the approved enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). As of December 31, 2001, the benefit term had not commenced.

        Dividend distributions originating from the income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated in the Law.

        In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the approved enterprise, and on which the Company received a tax exemption, income from which the dividend is distributed will be subject to corporate taxes at rates varying from 10%—25% depending on the percentage of foreign investment holding in the Company as defined by the Law.

        If the Company derives income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (36%).

        (2).    The Company has net operating loss carryforwards of $17,000 as of December 31, 2001. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.

        (3).    The Company is exempt from tax for a ten-year period. Therefore the Company has not recorded deferred tax assets and liabilities.

        (4).    In 2001, the Company is an "Industrial Enterprise" as defined in the Law for the Encouragement of Investments (Taxes)—1969.

B.    Subsidiaries

        Because of operating losses, the Company's wholly-owned subsidiaries, ("the subsidiaries"), incurred no income tax expense for the period from inception through December 31, 2001. At December 31, 2001, the subsidiaries had local, federal and state net operating loss carryforwards of approximately $3,217.

C.    Deferred Taxes

        The tax effects of significant items comprising the Company's deferred taxes (based on the various local, state and federal statutory income tax rates) as of December 31, 2001:

Net operating tax assets regarding carry-forward losses	$1,831
Less valuation allowance	(1,831)

Net deferred tax assets	$—

Note 14—Related Parties Transactions and Balances

        The Company carried out transactions with related parties as detailed below. All transactions with related parties are carried out under normal business conditions.

A.    Transactions

	Year ended December 31,
	1999	2000	2001
Expenses:
Rafael Development Corporation Ltd. ("RDC")	$27	$52	$1
Vsoft Ltd.—communication services	8	13	—
H.D.S. Systems Ltd.—general services	4	2	6
3DV Systems Ltd.	—	—	16
Income:
Interest income on loan to senior employee	—	—	5

B.    Balance of amounts due to related parties

	Year ended December 31,
	1999	2000	2001
Accounts payable—
Current accounts:
RDC	$12	$1	$—
Vsoft Ltd.	2	—	—
3DV Systems Ltd.	—	—	16
Accounts receivable—
Loan to Chief Executive Officer	—	—	195

C.    Agreement with Rafael

        On January 29, 1998, the Company entered into a technology purchase and license agreement (the "Technology Purchase Agreement") with Rafael Armament Development Authority ("Rafael") which is a division of the Israeli Ministry of Defense. Rafael is a related party because it beneficially owns 47.8% of the outstanding shares of RDC Rafael Development Corporation. Pursuant to the Technology Purchase Agreement, the Company purchased from Rafael for $30 all of Rafael's rights to the technology associated with and the patent issued in connection with the prototype M2A capsule and system. Rafael and the Company each granted each other certain rights in connection with the know-how and technology associated with the M2A capsule and system, in the case of Rafael, solely for use in the military and security fields and, in the case of the Company, solely for commercial exploitation of the M2A capsule. In consideration for payment of royalties in an amount to be agreed upon, the Company and Rafael have agreed to grant to the other the exclusive right to use any improvements to the M2A capsule and system technology developed by the other party in these fields. In 1998, the Company wrote-off the cost attributable to the technology acquired from Rafael. The write-off was charged to research and development expenses in the statement of operations.

Note 15—Fair Value of Financial Instruments

        The Company's financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits and accounts payable. The carrying amounts of these financial instruments approximates fair value.

Note 16—Subsequent Events

        On January 28, 2002, the Company's Board of Directors resolved to file a registration statement with the U.S. Securities and Exchange Commission for a proposed public offering of its ordinary shares.

ANNUAL REPORT ON FORM 20-F

INDEX OF EXIBITS

Exhibit	Description
1.1	Articles of Association, incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.1	Investor Rights Agreement, dated as of September 15, 2000, by and among the Registrant and the parties thereto, incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.2	Amendment No. 1 to Investor Rights Agreement, dated as of July 16, 2001, by and among the Registrant and the parties thereto, incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.3	Purchase Order and Addendum Thereto, dated as of September 6, 1998, by and between Photobit Corporation and the Registrant, incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.†
4.4	Technology Purchase and License Agreement, dated as of January 29, 1998, by and between Rafael Armament Development Authority of the Israeli Ministry of Defense and the Registrant, incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.5	Agreement for the Development, Planning and Production of an ASIC Transmitter, dated as of December 13, 1998, by and between ASICOM Technologies Ltd. and the Registrant, incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.†
4.6	Form of Indemnification Agreement between directors and officers of the Registrant and the Registrant, incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.7	Lease Agreement, dated as of December 15, 1999, by and between B. A. T. M. Lands Ltd. and the Registrant, incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.8	Purchase and Sale Contract, dated as of August 25, 2001, by and between Pemstar, Inc. and the Registrant, incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
4.9	Form of Standard Distribution Agreement of the Registration, incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.
4.10	Lease Agreement, dated as of November 26, 2001, by and between Ska'ar Yokeam L.P. and the Registrant, incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.
8.0	List of subsidiaries of the Registrant, incorporated by reference to Exhibit 21.1 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.
10.1	Consent of KPMG Somekh Chaikin, independent accountants.

†
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Commission on April 12, 2001 pursuant to the Registrant's application requesting confidential treatment under Rule 406 of the Securities Act.