Form 20-F
period 2002-12-31
GIVEN IMAGING LTD
filed 2003-04-10
CIK 1126140

As filed with the Securities Exchange Commission on April 10, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[   ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GIVEN IMAGING LTD.

(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

13 Ha’ Yetzira Street
Yoqneam 20692, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value NIS 0.05 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

25,379,513 Ordinary Shares, par value NIS 0.05 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]       No [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]       Item 18 [X]

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

The selected consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001 and 2002, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated statements of operations data for the period January 4, 1998 (inception), to December 31, 1998, and the year ended December 31, 1999, and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000, have been derived from our audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with generally accepted accounting principles in the United States. You should read the selected consolidated financial information set forth below in conjunction with our consolidated financial statements and the related notes as well as “Item 5: Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

	Period from January 4, 1998 to December 31, 1998	Year ended December 31,

		1999	2000	2001	2002

	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$—	$—	$—	$4,733	$28,904
Cost of revenues	—	—	—	2,476	11,907

Gross profit	—	—	—	2,257	16,997
Operating expenses:
Research and development, gross	(846)	(2,207)	(4,137)	(6,156)	(8,609)
Royalty-bearing participation	76	752	312	44	—

Research and development, net	(770)	(1,455)	(3,825)	6,112)	(8,609)
Sales and marketing	—	(64)	(2,923)	(12,902)	(22,681)
General and administrative	(231)	(419)	(1,224)	(2,664)	(4,749)

Total operating expenses	(1,001)	(1,938)	(7,972)	(21,678)	(36,039)

Operating loss	(1,001)	(1,938)	(7,972)	(19,421)	(19,042)

Financing income, net	10	73	433	764	1,469
Other expenses, net	—	—	—	—	(711)

Loss before minority share	(991)	(1,865)	(7,539)	(18,657)	(18,284)
Minority share in profits of subsidiary	—	—	—	—	26

Net loss	$(991)	$(1,865)	(7,539)	$(18,657)	$(18,310)

Basic and diluted loss per ordinary share (1)	$(0.22)	$(0.23)	$(1.14)	$(1.60)	$(0.73)

Ordinary shares used in computing basic and diluted loss per ordinary share (1)	4,716,457	8,029,973	8,804,188	12,879,369	25,182,563

	As of December 31,

	1998	1999	2000	2001	2002

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$532	$1,508	$21,360	$61,230	$35,792
Working capital	363	1,133	20,584	62,891	43,972
Total assets	770	2,167	25,530	75,923	68,728
Long-term liabilities, net of current portion	34	219	317	522	882
Total liabilities	295	716	2,455	6,590	12,969
Accumulated deficit	(991)	(2,856)	(12,059)	(30,716)	(49,026)
Total shareholders’ equity	475	1,451	23,075	69,333	53,577

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

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•         expectations as to the timing of profitability, and the adequacy of our cash balances and cash flow from operations to support our operations for specified periods of time;

•         expectations as to the timing of raising additional financing;

•         statements as to expected increases in sales, operating results and certain expenses, including research and development and sales and marketing expenses;

•         statements as to anticipated reimbursement from U.S. and non-U.S. healthcare payors for the Given System;

•         expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

•         expectations as to the market opportunities for the Given System and other products, as well as our ability to take advantage of those opportunities;

•         expectations as to the timing and content of future clinial studies and publications;

•         statements as to the expected outcome of legal proceedings in which we are involved;

•         expectations as to the receipt and timing of regulatory clearances and approvals, and the anticipated timing of sales of the Given System in new markets;

•         estimates of the impact of changes in currency exchange rates on our operating results;

•         expectations as to the adequacy of the our inventory of critical components and finished products

•         expectations as to the adequacy of our manufacturing facilities and the timing of any expansion; and

•         statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this Form 20-F reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

RISK FACTORS

We have a history of losses and may never achieve or maintain profitability.

We were formed in 1998 and recorded our initial sales of the Given System in the third quarter of 2001. We have generated losses each year since our inception and as of December 31, 2002, we had accumulated losses of $49.0 million. Our losses could continue unless we increase sales of the Given System. In addition, we anticipate that our operating expenses will increase as we expand our sales, marketing and manufacturing capabilities, increase our research and development activities, conduct further clinical trials and seek regulatory clearances to market and sell the Given System for use in other parts of the gastrointestinal tract and for new products. We may not generate sufficient revenues from product sales in the future to achieve or maintain profitable operations.

We are currently dependent on the Given System for all of our revenue.

The Given System, consisting of the M2A capsule and the related data recorder and computer workstation, is currently our only commercial product. We expect that sales from the Given System will account for all or substantially all of our revenues for the foreseeable future. As a result, if we are unable to manufacture, market or sell the Given System, our financial condition and results of operations would be materially adversely affected.

If we are unable to achieve broad penetration of the Given System among gastroenterologists, we will not be able to generate the revenues necessary to become profitable.

We commenced marketing the Given System in the United States and Europe in the second half of 2001 and we currently market the Given System in approximately 40 countries around the world. As of December 31, 2002, we had sold a total of approximately 1,000 systems worldwide. We believe that our initial sales of the Given System were to physicians focused on technological developments in the gastroenterology field who are open to the adoption of products incorporating new technologies. In order for our revenues from the Given System to continue to grow, we must sell the Given System to other physicians who may be slower to adopt products incorporating new technologies. Our success in making sales of the Given System to these physicians depends on a number of factors. We must demonstrate that the Given System is effective in diagnosing a broad range of disorders of the gastrointestinal tract. In order to achieve penetration of the system among physicians, we must also convince third-party payors that the system produces favorable results in a cost-effective manner so that they agree to provide sufficient coverage and reimbursement to physicians for use of the system. If, due to any of these factors, we are unable to achieve broad penetration of the Given System among gastroenterologists, including slower adopters, we will not be able to generate the revenues necessary to become profitable.

If we are unable to obtain reimbursement coverage from third-party healthcare payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing the Given System, demand for the Given System may be adversely affected.

In the United States, a current procedural terminology, or CPT, code is generally necessary to facilitate claims for reimbursement. The American Medical Association has not established a permanent CPT code specific to capsule endoscopy, which would include the purchase and use of the Given System. In March 2003, the U.S. Department of Health and Human Services’ Centers for Medicare and Medicaid Services implemented a temporary code for billing Medicare for capsule endoscopy. However, absent a national coverage determination, the establishment of the temporary code does not require either Medicare carriers or private payors to cover capsule endoscopy. As of March 31, 2003, Medicare carriers in 24 local jurisdictions covering approximately 23 million people and private payors in 27 states covering approximately 47 million people had adopted policies providing for reimbursement of capsule endoscopy. The current Medicare national average payment for use of the Given System in a physician’s office is $768 (which includes physician professional fees and the cost of the facility and supplies related to the procedure) and in a hospital outpatient setting is $109 for professional fees and $625 for the cost of the facility and supplies related to the procedure. To date, no official amounts for reimbursement by private payors have been published. However, we believe that the level of reimbursement paid by private payors is typically higher than Medicare. All of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing our product or does not adequately compensate physicians and health care providers compared to alterative procedures, we may be unable to generate sufficient sales to support our business.

Our success in international markets also depends on the eligibility of the Given System for reimbursement through government-sponsored healthcare payment systems and third-party payors. Reimbursement practices vary significantly from country to country and within some countries, by region. Demand for the Given System may depend on the availability and level of reimbursement in a particular country or region. We must obtain reimbursement approvals on a country-by-country or region-by-region basis. We cannot assure our shareholders that we will obtain further approvals in a timely manner or at all. To date, the only international reimbursement approvals that we have received are in Austria, Cyprus and Portugal, and relate to procedures performed in public hospitals.

Even if we obtain reimbursement coverage for the Given System, changes in healthcare system policies may make it difficult for physicians, hospitals and other healthcare providers to obtain full reimbursement for the purchase of, and procedures using, the Given System, which could adversely affect demand for the Given System.

Many U.S. and non-U.S. healthcare providers are moving toward a managed care system in which they contract to provide comprehensive healthcare for a fixed cost per person, irrespective of the amount of care actually provided. These providers, in an effort to control healthcare costs, are increasingly challenging the prices charged for medical products and services and, in some instances, have pressured medical suppliers to lower their prices. Therefore, even if a permanent CPT code is assigned to capsule endoscopy in the United States or if reimbursement approvals are obtained elsewhere, the amount of reimbursement provided may not be sufficient to encourage physicians to recommend the Given System. In addition, third-party payors may deny coverage if they determine that a procedure was not reasonable or necessary, was experimental or was used for an unapproved indication. We are unable to predict what changes will be made in the reimbursement policies of third-party payors. We could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement amounts or methods for procedures in which the Given System is used.

Our future growth depends in part on our ability to market the Given System for a variety of disorders of the small intestine.

The Given System has been cleared by the U.S. Food and Drug Administration, or FDA, for use as an additional tool in the detection of abnormalities of the small intestine. Nearly all of the reimbursement approvals that we have received in the United States only cover use of the Given System for patients with symptoms of undetected bleeding and do not automatically cover its use for other symptoms. Our ability to expand the use of the Given System to other disorders of the small intestine depends substantially on our ability to demonstrate to governmental and private third-party payors the diagnostic and cost-effectiveness of the Given System for other disorders of the small intestine. If third-party payors do not accept our data as supporting coverage and reimbursement for the detection of other abnormalities of the small intestine, our ability to sell the Given System for the detection of these abnormalities would be harmed and our growth would be adversely affected.

Our future growth also depends in part on our ability to expand the use of the Given System to, or introduce other products for use in, other parts of the gastrointestinal tract.

Our long-term objective is to develop technology to permit the Given System to be used in the detection of abnormalities in other parts of the gastrointestinal tract, including the esophagus, the stomach and the colon. We also plan to develop new products for use in other parts of the gastrointestinal tract. We cannot provide any assurance that we will be able to achieve these objectives. In addition, we will be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in parts of the gastrointestinal tract other than the small intestine or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive and we cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the Given System in other parts of the gastrointestinal tract, we may be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of the Given System. If future clinical trials indicate that the Given System causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell the Given System for use in the detection of abnormalities in other parts of the gastrointestinal tract. Finally, there can be no assurance of widespread market acceptance of the Given System as superior to existing technologies for detection of abnormalities in parts of the gastrointestinal tract.

We are subject to extensive regulation by the FDA which could restrict the sale and marketing of the Given System and could cause us to incur significant costs.

In August 2001, we received clearance from the FDA to market the Given System in the United States for use as an additional tool (also referred to as “adjunctive use”) in the detection of abnormalities of the small intestine. The FDA’s clearance of the Given System for adjunctive use requires the Given System’s labeling to inform users that it is to be used with such other diagnostic methods as users believe are appropriate for each particular case. FDA regulations prohibit us from promoting or advertising the Given System, or any other devices that the FDA may clear in the future, for uses not within the scope of our clearances or making unsupported safety and effectiveness claims. These determinations can be subjective, and the FDA may disagree with our promotional claims. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar FDA actions which could limit product sales, delay or halt product shipment, delay new product clearance or approval, and adversely affect our profitability. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

The FDA also requires us to adhere to the Quality System Regulation which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of the Given System. The FDA enforces the Quality System Regulation through inspections. Our quality system has passed two audits pursuant to the Medical Devices Directive of the European Union, the International Standard Organization’s standard ISO 9001 and EN 46001, a European quality standard setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. While these quality standards contain requirements which are generally similar to the Quality System Regulation required by the FDA, we have never been through a Quality System Regulation inspection by the FDA and cannot assure you that we would pass. If we fail a Quality System Regulation inspection, our operations could be disrupted and our manufacturing delayed. Failure to take adequate corrective action in response to a Quality System Regulation inspection could force a shutdown of our manufacturing operations and a recall of the Given System, which would have a material adverse effect on our product sales, financial condition and results of operations.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, we will not be able to market and sell the Given System in that country or region.

To be able to market and sell the Given System in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling the Given System or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country or region in which we plan to market our product. If we modify the Given System, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell it. We cannot be certain that we will continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be harmed.

Our failure to comply with radio frequency regulations in a specific country or region could impair our ability to commercially distribute and market the Given System in that country or region.

Because the Given System includes a wireless radio frequency transmitter and receiver, it is subject to equipment authorization requirements in a number of countries and regions. In the United States, the Federal Communications Commission, or FCC, requires advance clearance of all radio frequency devices before they can be sold or marketed in the United States. The FCC granted our equipment certification application for the Given System in March 2001 based on the current system design and specifications. Any modifications to the Given System may require new or further FCC approval before we are permitted to market and sell a modified system, and it could take several months to obtain any necessary FCC approval.

In Europe, the frequency range in which the Given System operates is subject to technical standards for radio frequency use developed by the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations. In February 2002, the Short Range Device Maintenance Group modified the technical standards for the specific radio frequency that the Given System uses to redefine the period of time during which any device can operate continuously in that frequency, known as the “duty cycle.” This change permits the Given System to transmit for more than 10% of the time that it is in operation, which is necessary for the Given System to function. The Short Range Device Maintenance Group standards and European Conference of Postal and Telecommunications Administrations rules generally are not legally binding, and must be implemented into national laws by European governments to become binding. As of November 1, 2002, records of the European Conference of Postal and Telecommunications Administrations indicate that only one European government, Italy, has indicated that it will not implement the new technical standards for the duty cycle. Prior to the implementation of the new technical standards change described above or if the technical standards are not implemented in a timely manner, we will seek to obtain waivers or separate authorizations to operate our system in each individual European country, either in advance or if our compliance with spectrum requirements is questioned. If those countries do not implement the technical standards, or we are unable to receive such a waiver or a separate authorization or to redesign our transmitter to operate on a radio frequency that is not subject to a limit on the duty cycle, an enforcement action could be brought to prevent the sale or use of the Given System in these countries.

We have limited experience in manufacturing significant quantities of the Given System and may encounter manufacturing problems or delays that could result in lost revenue.

During 2002, we manufactured approximately 47,000 M2A capsules initially using manual assembly techniques and subsequently using a semi-automatic production line installed at our manufacturing facilities in Yoqneam, Israel. The semi-automatic production line has the capacity to manufacture approximately 10,000 M2A capsules per month. During 2002, we sold approximately 26,200 M2A capsules. We do not have experience in manufacturing the M2A capsule in the commercial quantities that we expect to require to meet demand for the Given System. In order to meet such demand, we installed in the first quarter of 2003 an additional semi-automated production line at our facilities in Yoqneam, Israel. We have also installed a back-up semi-automatic production line at the facilities of Pemstar, Inc. in Ireland and we may order from Pemstar one or more fully-automated production lines for installation either at our facilities or Pemstar’s facilities. We may be unable to establish or maintain reliable, high-volume manufacturing capacity and may encounter difficulties in scaling up production of the Given System, whether by installing one or more fully-automated production lines, or otherwise. If demand for the Given System exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders and our ability to generate revenues will be limited and our reputation in the marketplace may be harmed.

Some of our activities may subject us to risks under federal and state laws prohibiting “kickbacks” and false or fraudulent claims.

A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of health care products or services. While the federal law applies only to referrals, products or services for which payment may be made by a federal health care program, state laws often apply regardless of whether federal funds may be involved. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, by limiting the kinds of financial arrangements, including sales programs, with hospitals, physicians, and other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed. Since we provide some coding and billing advice to purchasers of our products, and since we cannot be sure that the government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance that can be substantial. Even an unsuccessful challenge could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition.

We have experienced rapid growth and our failure to manage this growth could harm our business.

The Given System requires a complex sales and marketing effort targeted at physicians and hospitals. In order to implement this effort, the number of our employees has grown from 169 at the end of 2001 to 252 at the end of 2002. This included an increase of 31 in our sales and marketing employees. We face significant challenges and risks in building and managing our sales and marketing team, including managing geographically dispersed sales efforts and adequately training our sales people in the use and benefits of the Given System. To succeed in the implementation of our business strategy, our management team must rapidly execute our sales and marketing strategy, while continuing our research and development activities and managing anticipated growth by implementing effective planning. Our systems, procedures and controls may not be adequate to support our expected growth in operations.

We rely on local distributors to market and distribute our products.

With the exception of the United States, Germany, France and certain other countries, we rely on distributors for the marketing and distribution of the Given System. In 2002, we derived 30% of our revenues from sales to local distributors in over 35 counrties. Under our agreements with local distributors, each distributor is granted the right to market the Given System for an initial period of approximately three years in a particular country or region, subject to the attainment of minimum sales targets. The distributor is required to prepare and submit to us for our approval a sales plan for the Given System and to obtain the requisite regulatory and reimbursement approvals for the Given System. Our success in making sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. For example, in 2002, we changed two of our distributors due to failure to meet minimum sales targets. If a distributor is terminated by us or goes out of business, our ability to sell the Given System in that distributor’s country or region could be adversely affected. It may take us a period of time to locate an alternative distributor and to train its personnel to market the Given System.

Our reliance on single source suppliers could harm our ability to meet demand for the Given System in a timely manner or within budget.

We depend on single source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, is currently the sole supplier of the imaging sensor and the packaging for the sensor, and Asicom Technologies Ltd. is currently the sole supplier of the transmitter that is integrated into the M2A capsule. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that we require, we may not be able to find alternative sources for these key components. As a result, we may be unable to meet demand for our product, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components of the Given System, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture our product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our product ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component.

Conditions in Israel affect our operations and may limit our ability to produce and sell our product which could decrease our revenues.

We are incorporated under Israeli law and our principal offices, our manufacturing facilities and our research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. In March 2002, following a significant increase in violence in Israel, the West Bank and the Gaza Strip, armed hostilities broke out between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. Any further escalation in these hostilies or any future armed conflict, political instability or violence in the region, would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. As of the date of this annual report, there is uncertainty regarding the impact of armed conflict in Iraq which could adversely affect the situation in Israel and our operations. Finally, several countries still restrict trade with

Israeli companies which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service.

Generally, all male adult citizens and permanent residents of Israel are, unless exempt, obligated to perform up to 43 (and sometimes as much as 50) days of military reserve duty annually. Many of our officers and employees are currently obligated to perform annual reserve duty. Additionally, all Israeli residents who perform reserve duty are subject to being called to active duty at any time under emergency circumstances. For example, as a result of an increase in hostilities in March 2002, a number of our Israeli employees were called to active duty. Our operations could be disrupted by the absence for a significant period of one or more of our officers or employees due to military service. Any disruption to our operations could materially adversely affect the development of our business and our financial condition.

Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

Protection of our patent portfolio is key to our future success. We rely on patent protection, as well as a combination of copyright, trade secret, design and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our patents may be challenged, invalidated or circumvented by third parties. Our patent applications may not issue as patents in a form that will be advantageous to us or at all. Our patents and applications cover particular aspects of our product and technology. There may be more effective technologies, designs or methods. If the most effective method is not covered by our patents or applications, it could have an adverse effect on our sales. If we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. The laws of foreign countries also may not protect our intellectual property rights to the same extent as the laws of the United States. Even if we adequately protect our intellectual property rights, litigation may be necessary to enforce these rights, which could result in substantial costs to us and a substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use the intellectual property that we have developed to enhance their products and compete more directly with us, which could result in a decrease in our market share. If we are not successful in challenging the competitor’s claims, our ability to market the Given System in that jurisdiction would be harmed.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our product.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. While we have attempted to ensure that the Given System does not infringe other parties’ patents and proprietary rights, our competitors or other parties may assert that our product and the methods it employs may be covered by patents held by them. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents which our product may infringe. If our product infringes a valid patent, we could be prevented from selling it unless we can obtain a license or redesign the product to avoid infringement. For example, in November 2002 we received correspondence from a U.S. corporation offering to grant us a license under reasonable terms for a U.S. patent which it claims covers technology utilized in the M2A capsule. A license may not be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business.

We face competition from large, well-established medical device manufacturers with significant resources.

We consider the current competition for the Given System to be existing technologies for detecting gastrointestinal disorders and diseases. Existing technologies include traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Pentax, and Fujinon. The principal manufacturers of equipment for radiological imaging are Siemens AG, Toshiba Corporation, General Electric Medical Systems, Shimadzu Corporation, Philips Medical Systems Ltd. and Trex Medical Corporation for x-ray machinery. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If we are unable to convince physicians to adopt the Given System over the current technologies marketed by our competitors, our financial results will suffer. In addition, we are aware of research and development efforts by some of these companies and other individuals and companies to develop imaging capsules or other less invasive imaging techniques that may be competitive with the Given System. Recently, a Japanese company, RF System Lab, commenced marketing an imaging capsule referred to as Norika. To our knowledge, the company has not presented any clinical data, nor publicly shown a working prototype or displayed any live images of the gastrointestinal tract. In addition, a government-funded consortium in South Korea recently announced that it has developed and animal-tested a wireless imaging capsule.

Our international operations will expose us to the risk of fluctuations in currency exchange rates.

In 2002, we derived 68.7% of our revenues in U.S. dollars and 28.9% in the Euro, with the remainder denominated in other currencies. The currency denomination of our revenues depends on the location of the customer or the distributor used to fulfill our customers’ orders. Conversely, in 2002, in addition to our U.S. dollar and Euro-denominated liabilities, 24.5% of our expenses were denominated in new Israeli shekels, or shekels. Our shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in shekels. If the value of a currency in which our receivables are denominated weakens against the value of a currency in which our liabilities are denominated, there will be a negative impact on our profit margin for sales of the Given System. We currently do not hedge our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. In addition, as of December 31, 2002, 12.6% of our cash and cash equivalents were denominated in Yen and we are therefore subject to the risk of exchange rate fluctuations between the Yen, the Dollar and the Euro.

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

Based on our projected revenues and expenses for 2003, we expect to achieve positive cash flow in the second half of 2003, though we will likely still have a net loss for the year due to our anticipated net losses in the first half of 2003. We believe that our cash reserves and cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures in 2003. However, if cash generated from operations is insufficient to satisfy our liquidity requirements, or if our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate, we may need to raise additional funds sooner. We may also need to raise additional funds, or may seek to take advantage of any capital raising opportunities, to finance expansion plans, develop or acquire new products or technologies, enhance our existing product or respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders.

Our quarterly financial performance is likely to vary in the future which may lead to additional volatility in our share price.

Our ordinary shares commenced trading on October 4, 2001. Since that time, the closing price of our shares has ranged from $6.91 to $18.05 per share. The price of our shares could fluctuate significantly for, among other things, the following reasons: future announcements concerning us or our competitors, changes in third-party reimbursement practices, and regulatory developments. In addition, based on our experience to date, we believe that many of our customers delay purchasing systems until the end of the fiscal quarter because they believe this will enable them to negotiate a more favorable price. Therefore, revenues from system sales may be concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. Furthermore, we believe that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to systems due to summer vacations and patients are more likely to postpone non-essential diagnostic procedures until later in the year. Both of these factors may result in fluctuations in our quarterly operating results. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be exaggerated if the low trading volume of our ordinary shares that we have experienced to date continues. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

The two largest beneficial owners of our shares, certain members of the Recanati family in Israel through Discount Investment Corporation and the principals of certain funds affiliated with OrbiMed Advisors, Inc., which we refer to as the OrbiMed investors, have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

The largest beneficial owners of our shares, certain members of the Recanati family in Israel through Discount Investment Corporation, beneficially own 43.2% of our outstanding ordinary shares, and the principals of the OrbiMed investors beneficially own 16.0% of our outstanding ordinary shares. As a result, these shareholders, acting together, can exercise a controlling influence over our operations and business strategy and have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

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

Future sales of our ordinary shares in the public market and low trading volume could adversely affect our share price.

As of the date of this annual report, we have approximately 25.4 million ordinary shares outstanding. Approximately 60% of these shares are available for resale subject, however, to volume limitations under Rule 144. Future sales of these shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. Share price declines may be exaggerated if the low trading volume of our ordinary shares that we have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

From 1998 to 2001, we received grants totalling $1.2 million from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel. We have applied to the Office of Chief Scientist for a grant to support our research and development activities in 2003; however, there is no assurance that our application will be approved. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the Given System outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future.

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

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

We currently have non-competition agreements with substantially all of our employees who are involved in research and development, nearly all of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

ITEM 4. INFORMATION ON THE COMPANY

A.        HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated by RDC Rafael Development Corporation under the laws of the State of Israel in January 1998. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-257802-2. Our address is 13 Ha’ Yetzira Street, Yoqneam 20692, Israel. Our telephone number is (011) 972-4-909-7777. Our agent in the United States is our subsidiary Given Imaging, Inc. Given Imaging, Inc.’s address is Oakbrook Technology Center, 5555 Oakbrook Parkway, No. 355, Norcross, GA 30093.

See Items 5 and 18 for a description of capital expenditures by the Company for the past three fiscal years. We have not made any divestitures during the same time period.

B.        BUSINESS OVERVIEW

We manufacture and sell the Given System, a proprietary wireless imaging system developed by us that represents a fundamentally new approach to visual examination of the gastrointestinal tract. Our system uses a miniaturized video camera contained in a disposable capsule, which we refer to as the M2A capsule, that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner. We believe that the Given System overcomes many limitations of current diagnostic procedures and is attractive to physicians and patients, including potential patients who may otherwise not be willing to undergo current diagnostic procedures due to fear of the discomfort associated with those procedures. In 2001, we received FDA clearance of the Given System for use as an adjunctive tool in detecting abnormalities of the small intestine. As of December 2002, we had sold more than 1,000 systems and approximately 30,000 M2A capsules in approximately 40 countries worldwide.

During 2002, the results of our clinical studies were presented at major U.S. and European gastroenterology conferences or published in peer-reviewed medical journals. Our clinical studies demonstrated that the Given System has a significantly higher diagnostic yield when compared to existing diagnostic techniques, such as push enteroscopy and radiological imaging, in detecting abnormalities in the small intestine. These clinical studies also demonstrated that the M2A capsule is easily ingested and safely passed through the gastrointestinal tract without causing complications or discomfort to patients. Our earlier clinical studies, including the clinical trial used for obtaining FDA clearance of the Given System, focused on patients suffering from suspected bleeding in the small intestine. However, our subsequent clinical studies have focused on demonstrating the diagnostic effectiveness of the Given System for a broader range of disorders, including Crohn’s disease, malasbsorption (such as celiac disease) and the performance of the M2A capsule in children. We believe that our clinical studies led to the decision in 2002 by a number of third party payors to initiate reimbursement coverage of the Given System. We intend to expand our clinical studies program to cover other potential indications for the Given System, such as chronic diarrhea, unexplained abdominal pain, irritable bowel syndrome (IBS) and mucosal injuries induced by long-term use ofNSAID (non-steroidal anti-inflamatory drugs, such as aspirin). We intend to use the results from these and future clinical studies to support our marketing activities, educate physicians and other healthcare providers, obtain additional third-party payor reimbursement coverage for use of the Given System and expand coverage under existing reimbursement policies.

We are continuing to work on enhancements to the Given System. For example, in May 2002, we obtained regulatory clearance from the FDA to market and sell an improved version of the M2A capsule, the M2A Plus, with localization capabilities, and contemporaneously increased the price of the M2A Plus capsule in Europe and the RAPID workstation both in the United States and Europe. In October 2002, we launched in Europe a suspected bleeding feature as part of our RAPID software, which automatically marks images that correlate with the existence of suspected bleeding. This feature was cleared by the FDA in February 2003 and we intend to launch it commercially in the United States in the second quarter of 2003. We intend to continue developing enhancements to the Given System by adding new features to assist users.

Our long-term objective, subject to regulatory clearances, is to establish the Given System as the first tool administered to patients to assist in the detection of abnormalities in the small intestine, and to develop and market new capsules for use in other areas of the gastrointestinal tract, including the esophagus, the stomach and the colon. We believe these additional markets present meaningful opportunities for internal, noninvasive diagnostic procedures. We intend to continue our development efforts and conduct clinical studies and, if the results are positive, pursue regulatory clearance in the United States for use of our technology as a diagnostic tool for these other areas.

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

•         inflammatory bowel disease, including Crohn’s disease and ulcerative colitis, both of which inflame the lining of the digestive tract;

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

Current Detection Methods for Gastrointestinal Disorders

The most common methods for detection of gastrointestinal disorders, including disorders of the small intestine, are endoscopy and radiological imaging. Patients who undergo endoscopic and radiological imaging procedures may present a variety of symptoms, including abdominal pain, intestinal bleeding, constipation, diarrhea and weight loss. In each of these cases, it is possible that the symptoms result from disease or dysfunction within the small intestine. However, because a convenient method for visualizing the interior of the entire small intestine has traditionally not been available, we believe that many gastroenterologists first examine the colon or stomach before performing an examination of the small intestine.

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

There are several types of endoscopic procedures used to identify disorders in the gastrointestinal tract. The basic endoscopic procedures available include:

•         Gastroscopy. In gastroscopy, the physician inserts a gastroscope, which is an approximately 3.5 foot long endoscope, through the patient’s mouth, down the esophagus and into the stomach for visual examination.

•         Colonoscopy. In colonoscopy, the physician inserts a colonoscope, which is an approximately 5.5 foot long endoscope, into the patient’s colon through the anus. Colonoscopy is the primary method for detecting disorders of the colon. Because of the increasing awareness of colon cancer, colonoscopy as a screening tool for early detection of colon cancer is becoming more common and in healthy individuals is generally recommended beginning at age 50.

•         Enteroscopy. Enteroscopy involves the visualization of the small intestine using an endoscope. There are two principal methods of enteroscopy:

•          Push enteroscopy. Push enteroscopy involves the insertion of an approximately six foot long push enteroscope into the mouth. Due to the length and curvature of the small intestine, push enteroscopy enables the physician to view only the first one-third of the small intestine. The procedure also takes longer to perform and is substantially more complicated than gastroscopy.

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

•         Requires substantial time commitment. Patients undergoing a traditional endoscopic procedure are required to remain in the physician’s office or hospital during the procedure. In addition, the effects of the sedation cause the patient to be inactive for several hours following the procedure.

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

A more detailed examination, the double contrast small intestine enema, requires insertion of a tube through the mouth or nose, which is then pushed through the stomach and duodenum. High density barium and then methyl cellulose, a gel-like material used to expand the intestine, are injected through the tube into the patient’s small intestine prior to a series of x-ray exposures.

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

The Given Imaging Solution

The Given System uses a miniaturized video camera contained in a disposable capsule that is ingested by the patient and delivers high quality color images of the inside of the gastrointestinal tract in a painless and noninvasive manner. We believe that the Given System represents a breakthrough in gastrointestinal diagnostics and provides a solution to many of the shortcomings of existing procedures by offering the following benefits:

•         Allows high quality visualization of the entire small intestine. The Given System provides approximately 50,000 high quality color images of the digestive tract (at a rate of two images per second), including, depending on the speed at which the Given System passes through the digestive tract, images of the entire small intestine. By comparison, a push enteroscope accesses only approximately the first third of the small intestine.

•         Patient-friendly, non-invasive procedure. The Given System provides a patient-friendly alternative tool for the diagnosis of patients that present symptoms of disorders of the small intestine. Our M2A capsule requires no sedation or patient preparation (other than a typical overnight fast), is easily ingested by the patient and does not use x-rays to produce images. We believe that this patient- friendly solution will increase the number of people who undergo diagnosis for gastrointestinal disorders since existing methods have been intimidating or uncomfortable for many potential candidates.

•         Improved diagnostic yield. Based on our clinical results to date, we believe that the Given System delivers an improved diagnostic yield in comparison to enteroscopy and radiology. Furthermore, because the M2A capsule permits in most cases viewing of the interior of the entire small intestine, we believe that a negative finding from the Given System, unlike conventional diagnostic techniques, can have significant diagnostic value as physicians may have more confidence in ruling out the existence of certain suspected abnormalities in the small intestine based on this finding.

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

•         Natural passage requires no insufflation or sedation. Many traditional endoscopic procedures require sedation and insufflation, or the forcing of air into the gastrointestinal tract. This process can cause considerable patient discomfort. The Given System does not require insufflation or sedation because the M2A capsule is ingested and moves through the digestive tract with the natural contractions of the intestine. Additionally, the absence of insufflation allows the M2A capsule to capture images of the gastrointestinal tract in its normal physiological state. This new approach has been called “physiological endoscopy”. The absence of insufflation allows the physician to clearly view the mucosal villi. Additionally, the absence of insufflation and sedation removes the effect of air pressure and slowed blood flow that may detract from viewing subtle bleeding sites in the mucosa.

•         Provides convenient digital reporting, storage and remote consulting capabilities. The physician can review the video stream produced by the Given System, either in one session or several separate sessions, without any need to have the patient remain in the office or clinic during the review. The RAPID software allows the physician to save and replay a short video stream in digital format that starts 50 frames prior to the user command and continues 50 frames thereafter. This feature enables a physician to review a particular video sequence at his or her convenience, save specific frames, or attach the thumbnail video file to an e-mail to send to the patient file or a colleague, such as the referring physician.

•         Provides a cost-effective diagnostic tool. We believe that the Given System procedure, including the cost of the M2A capsule, is cost-effective for health care providers in part due to our belief that use of the system results in a need for fewer diagnostic tests based on a higher expected diagnostic yield. For example, an economic outcomes study performed at the Thomas Jefferson University in Philadelphia based on a patient population from our clinical trials for FDA clearance concluded that the cost of diagnosing gastrointestinal bleeding using traditional methods, such as endoscopy, was approximately 20 times higher than with the Given System. The Given System may result in additional cost savings due to the reduction in physician resources and facility costs permitted by the outpatient nature of the Given System procedure.

The Given System

The Given System consists of three components:

M2A capsule.

The M2A capsule is a miniaturized disposable video camera encased in a plastic shell approximately 11 millimeters in diameter by 26 millimeters in length which incorporates a specially developed imaging device based on complementary metal oxide semiconductor, or CMOS, technology. Other components include a lens, white-light emitting diodes for illumination, an application-specific integrated circuit device for image transmission, low-power silver oxide batteries, a coiled antenna and other discrete electronic components.

Until its use, the M2A capsule is stored in a hermetically sealed package. Before the patient ingests the capsule, the package is opened and the removal of the capsule from the package activates a magnetic switch that commences the video transmission. The M2A capsule transmits images at a rate of two images per second for approximately eight hours, resulting in approximately 50,000 images, at which time the battery power is depleted and recording ceases. After the patient ingests the M2A capsule with a small amount of water, the capsule passes naturally through the intestine by the normal contractions of the intestinal muscles. The M2A capsule is excreted naturally from the body, usually within a day or two, without pain or discomfort. There is no need to retrieve the capsule after passage.

In May 2002, we obtained regulatory clearance from the FDA to market and sell an improved version of the M2A capsule, the M2A Plus, with localization capabilities. The M2A Plus, when used with the RAPID software, creates a graphic representation of the patient’s gastrointestinal tract, allowing physicians to pinpoint more accurately the location of any identified findings. We believe that this feature can assist physicians in directing treatment more accurately to the affected area.

Data recorder and sensor array.

After ingestion by the patient, the M2A capsule transmits images and other data to an array of antennae that are secured to the abdomen with adhesive pads, and connected to a proprietary wireless data recorder. The recorder is worn on a belt around the waist of the patient for approximately eight hours, allowing the patient to continue with regular activities.

Computer workstation with proprietary RAPID software.

After the recording ceases, the patient returns the recorder to the physician’s office at his or her convenience, where it is connected to the Given computer workstation for downloading of the images and data captured during the test. Our proprietary RAPID software then processes the images and other data received from the capsule. The RAPID software includes a number of proprietary algorithms relating to the speed of processing imaging data, as well as to the visual presentation of this data. After processing the images, which takes approximately two hours, the Given workstation generates a video stream of the images for viewing by the physician. While reviewing the video images, the physician can save certain sections of the video stream into “thumbnails,” which are short video streams that start 50 frames prior to the user command and end 50 frames later. The physician can therefore review the video sequence carefully, save specific frames, or attach the short video file to an e-mail in order to consult with a colleague, or store for future reference. We have found that the time required to view and analyze the data presented by the capsule ranges from 40 minutes to two hours.

In October 2002, we launched in Europe a suspected bleeding indicator feature as part of the RAPID software, which automatically marks images that correlate with the existence of suspected bleeding. This feature was cleared by the FDA in February 2003 and we intend to launch it commercially in the United States in the second quarter of 2003. In October 2002, we also launched “Multiview,” an enhancement to our RAPID software that provides users with two viewing windows, permitting them to view two sets of images simultaneously, thereby accelerating review speed and reducing overall review time.

Clinical Studies

To demonstrate the cost benefits and diagnostic effectiveness of the Given System, the M2A capsule has been tested in clinical studies by more than 1,000 patients and healthy volunteers. Our clinical studies program is conducted in a number of countries, primarily Australia, Belgium, Canada, France, Germany, Israel, Italy, the Netherlands, Portugal, Spain, Sweden, the United Kingdom and the United States. Our clinical studies program initially focused on obtaining FDA and other clearances to market and sell the Given System in the United States and elsewhere, and the majority of the studies were performed on patients suffering from suspected bleeding in the small intestine. Following receipt of FDA and other clearances, our clinical trials program has focused more on evaluating the performance of the M2A capsule in detecting other disorders of the small intestine including Crohn’s disease, malasbsorption (such as celiac disease) and the performance of the M2A capsule in children. We intend to expand our clinical trials program to cover other potential indications for the Given System, such as cronic diarrhea, unexplained abdominal pain, irritable bowel syndrome (IBS) and mucosal injuries induced by long-term use of NSAID (non-steroidal anti-inflamatory drugs, such as aspirin).

The results of these clinical studies to date have demonstrated that the Given System has a significantly higher diagnostic yield in the detection of disorders of the small intestine than comparative methods, such as push-enteroscopy, gastroscopy, colonoscopy, and radiological examinations, such as barium follow-through, computerized tomography and angiography. Many of the investigators conducting these studies have presented their results at major gastroenterology meetings or submitted them for publication in peer-reviewed medical journals. Accordingly, the number of presentations and publications of studies performed with the Given System is constantly growing. To date, 27 articles have been published in peer reviewed journals and 130 scientific presentations have been made at major U.S. and European gastroenterology meetings. In addition, at the first conference on capsule endoscopy which we held in Rome in March 2002, 53 papers were submitted for presentation, and at the second conference in Berlin in March 2003, approximately 100 papers were submitted for presentation. We believe that these presentations and publications assist our marketing and educational efforts and support our efforts to obtain new reimbursement coverage policies and expand existing policies.

As of January 31, 2003, an interim analysis of the results of clinical studies involving 630 patients in completed studies for which full records were submitted to us indicates as follows:

•         Most of the patients underwent previous diagnostic techniques without detection of any findings. The average number of previous procedures per patient was 7.3.

•         Of 423 patients suffering from intestinal bleeding, in 49% of the cases the M2A capsule detected new findings not detected by the comparative method of diagnosis, in 23% of the cases both the M2A capsule and the comparative method detected findings, in 10% both the M2A capsule and the comparative method did not detect any findings, and in 18% of the cases, the comparative method detected findings not detected by the M2A capsule.

•         Of 207 patients suffering from small bowel disorders, in 50% of the cases the M2A capsule detected new findings not detected by the comparative method of diagnosis, in 23% of the cases both the M2A capsule and the comparative method detected findings, in 8% both the M2A capsule and the comparative method did not detect any findings, and in 19% of the cases, the comparative method detected findings not detected by the M2A capsule.

The M2A capsule is not recommended for use by patients who have known or suspected gastrointestinal obstructions, narrowing, and certain other abnormalities, such as swallowing disorders. In patients with unsuspected or unknown obstructions, narrowing or certain other abnormalities of the gastrointestinal tract, the M2A capsule can potentially become blocked from natural excretion, requiring hospitalization and surgery to remove it. In the course of our clinical studies, we received reports of seven cases from a total population of 937, or 0.75%, in which the individuals had obstructions or narrowing and, as a result, the capsule did not pass naturally. In these cases, either the condition was known to the physician and the capsule was administered to collect information prior to a scheduled surgery or the condition had not previously been detected and eventually would have required surgery for treatment. In all cases, the capsule was removed without incident and the symptoms associated with the condition causing the blockage were resolved based in part on data provided by the capsule.

Marketing and Distribution

We market and sell the Given System through a combination of direct sales through our marketing subsidiaries, and through independent distributors. The following table indicates the jurisdictions in which we were marketing and selling the Given System as of December 31, 2002, and the method used:

Country or Region	Method
Asia
Brunei, China, India, Singapore, South Korea, Taiwan	Distributors
Australia and New Zealand
Australia	Direct sales (Given Imaging Pty. Ltd.) and distributors
New Zealand	Distributors
Europe
France	Direct sales (Given Imaging S.A.S.)
Germany	Direct sales (Given Imaging GmbH)

    Austria, Belgium, Cyprus, Czech Republic, Denmark, Finland, Greece, Hungary, Iceland, Ireland, Italy, Netherlands, Poland, Portugal, Russia, Slovenia, Spain, Sweden, Switzerland, Turkey, United Kingdom

Distributors
Middle East
Israel	Direct sales (Given Imaging Ltd.)
North America
United States	Direct sales (Given Imaging, Inc.)
Canada, Puerto Rico	Distributors
Latin America
Brazil, Chile, Mexico, Panama, Peru, Uruguay, Venezuela	Distributors

We have established wholly-owned marketing subsidiaries in France, Germany and the United States, and a 51%-owned joint venture in Japan We believe that these countries will be our most significant markets for the Given System. We have also established a wholly-owned subsidiary in Australia. We market the Given System in these countries (except Japan, where we are awaiting regulatory clearance) directly through our subsidiaries which collectively employ 90 sales and marketing personnel. In the United States, which accounted for 54% of our revenues in 2002, we market our products through our subsidiary, Given Imaging, Inc., located near Atlanta, Georgia. As of December 31, 2002, we had a direct sales force in the United States of approximately 37 personnel, including a director of sales, four regional managers, 31 sales representatives and an educational director. In addition, we currently employ sales managers in Portugal and Spain.

In January 2002, Given Imaging, Inc. entered into a two-year group purchasing agreement with Premier Purchasing Partners, L.P., or Premier, pursuant to which all hospitals and healthcare providers in Premier’s network may purchase the Given System at a fixed price and on identical terms. Premier is a group purchasing organization collectively owned by more than 200 independent hospitals and health systems in the United States which together operate or are affiliated with more than 1,600 hospitals and other healthcare providers.

In May 2002, we entered into an agreement with Marubeni Corporation and Suzuken Co., Ltd. to establish Given Imaging KK, a Japanese subsidiary to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is Japan’s largest pharmaceutical distributor. Marubeni and Suzuken together invested an aggregate of $4.3 million in Given Imaging K.K. in consideration for an aggregate 49% interest and we retained a 51% controlling interest. We anticipate that Given Imaging K.K. will not receive approval from the Japanese Ministry of Health and Labor to market the Given System in Japan prior to 2004. Suzuken has been appointed by Given Imaging K.K. as its exclusive sub-distributor in Japan.

Sales to our local distributors accounted for approximately 30% of our revenues in 2002. Under the terms of our distribution agreements, we generally grant to one distributor in each particular country or region the right to market the Given System for an initial period of approximately three years. During this period, the distributor is required to meet minimum sales targets set out in each distribution agreement. We may, in our sole discretion, upon 60 days prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets. For example, in 2002, we changed two of our distributors due to failure to meet minimum sales targets. Following the expiration of the initial period, the distribution agreement with each distributor is automatically renewed, unless we or the distributor give six months prior written notice. We and each distributor have agreed to negotiate in good faith minimum sales targets during any renewal period. We have the right not to renew a distribution agreement if we are unable to reach an agreement with the distributor as to minimum sales targets during any renewal period. Each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell the Given System in that distributor’s sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for the Given System in that distributor’s sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan and for conducting sponsored marketing clinical trials in its sales territory.

Our marketing strategy is to achieve market penetration by marketing to gastroenterologists and hospitals. We focus on educating physicians at trade shows and scientific meetings and preparing workshops, courses, videos and seminars. For example, in 2002, we held a symposium on capsule endoscopy attended by over 1,000 physicians during the Digestive Disease Week at San Francisco, California, one of the premier international meetings of gastroenterologists. In addition, in 2002 the American Society of Gastrointestinal Endoscopy held training seminars on capsule endoscopy, which helped to expand the knowledge of participating physicians and which we believe provided an independent endorsement of the diagnostic value of the Given System. In March 2002, we held the first conference on capsule endoscopy in Rome which was attended by approximately 90 physicians. In March 2003, we held the 2003 conference on capsule endoscopy in Berlin which was attended by approximately 160 physicians. We believe that these conferences will serve as a basis for establishing a community of physicians who utilize the Given System. We also published the first edition of Atlas of Capsule Endoscopy, with chapters on various small intestine diseases, each written by recognized experts on the particular disease. To date, we have distributed over 7,000 hard copies of the Atlas.

Another component of our marketing strategy is to implement web-centered marketing through our web site that will provide physicians with virtual courses, clinical papers and material on clinical studies. In 2002 we launched the “OrderWIN” (Order When I Need), an on-line ordering module in our website through which physicians can order M2A capsules and accessories. We also significantly expanded our on-line image atlas, which now contains hundreds of images of different pathologies, which physicians may use as a reference. As of March 2003, our web-based community of “Given Members” consisted of more than 7,000 members to whom we provide updates about our products and activities, and gastroenterology in general. We intend to continue developing and expanding our web-based marketing tools in 2003.

In addition, our technical sales representatives seek to educate physicians and other healthcare professionals about the advantages of the Given System over current diagnostic methods and the potential benefits of early adoption of our technology, including the potential for increased patient referrals and follow-up treatments.

Manufacturing

In order to maintain our special tax benefits under our approved enterprise status, we are required to conduct our manufacturing and a majority of our subcontracting in specific locations in Israel. We currently plan to continue these practices as we increase our manufacturing capacity. For more information, see “Taxation and Government Programs—Israeli Tax Considerations and Government Programs—Taxation of Companies—Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.” To date, we have taken the following measures for disaster-preparedness:

•         We have installed a back-up semi-automatic production line at the facilities of Pemstar, Inc. in Ireland, with a capacity to manufacture approximately 10,000 M2A capsules per month. We believe that the line can be operational upon 60 day’s notice.

•         We hold three month’s inventory of finished products at our offices in Atlanta, Hamburg and Paris.

•         We hold six month’s inventory of critical components outside of Israel.

•         We maintain back-up copies of all production files, original certifications and all proprietary software masters outside of Israel.

The FDA requires us to adhere to the Quality System Regulation which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. We have never been through a Quality System Regulation inspection by the FDA. However, our quality system has passed two audits pursuant to the Medical Devices Directive of the European Union, the International Standard Organization’s standard ISO 9001 and EN 46001, a European quality standard setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. These quality standards contain requirements which are generally similar to the Quality System Regulation required by the FDA.

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

During 2002, we purchased from Pemstar, Inc., a U.S. electronics manufacturing service and equipment company, a semi-automated production line which we have installed at our facilities in Yoqneam, Israel. During the first quarter of 2003, we installed an additional semi-automated production line in Yoqneam, Israel. We have also ordered from Pemstar and installed at Pemstar’s facilities in Ireland a third semi-automated production line for backup purposes. Pemstar has agreed to sell additional semi-automated production lines to us for $913,000 each which Pemstar will be required to deliver to us within 12 weeks of our purchase order. Each semi-automated production line is required to have the capacity to manufacture at least 10,000 M2A capsules per month. We may also order one or more fully-automated production lines at any time prior to January 2005, which must be delivered to us within 36 weeks of our purchase order. Under our agreement with Pemstar, each fully-automated production line is required to have the capacity to manufacture at least 75,000 M2A capsules per month. Pemstar is responsible for the design, manufacture, installation and testing of each production line, and for training our personnel to operate the production lines. We believe we have adequate capacity to manufacture capsules needed to satisfy estimated demand through 2003 and if needed, we believe we can install additional production lines in six months or less.

In June 2002, we also entered into a one year non-exclusive technical services agreement with Pemstar, pursuant to which Pemstar is providing us with technical services relating to the manufacture of the M2A capsule. These services include supervising the operation and maintenance of the production lines for the M2A capsule and purchasing the components necessary to produce the M2A capsule, either through us or directly from the suppliers. Pemstar is required to deliver to us each month the number of M2A capsules that we specify in a purchase order to be provided to it three months in advance. In consideration for providing these services to us, we pay monthly to Pemstar a fixed amount for each functional M2A capsule that is delivered to us. This amount decreases as the volume of M2A capsules produced increases. We have an option to extend the term of the technical services agreement for an additional year on the same terms and for an additional two years on negotiated terms. Should we decide not to extend the term of the technical services agreement, we believe that we possess the necessary expertise to operate and maintain the production lines for the M2A capsule.

There are single-source suppliers for two key components of the M2A capsule:

•         Micron Technology, Inc., by and through its Micron Imaging Group and other wholly-owned subsidiaries, supplies the imaging sensor that is integrated into the M2A capsule. Under our contract with Micron , Micron may not offer the imaging sensor as a standard catalog part. In the event that Micron ceases operations or enters into liquidation, we are entitled to receive all information necessary to manufacture the sensor upon the payment of reasonable royalties to be agreed upon with Micron Technology. We understand that Micron Technology currently subcontracts the manufacturing of the sensor to an Israeli company. In November 2002, we entered into a development and manufacturing agreement with Micron with respect to enhancements to our existing imaging sensor. The agreement is for an initial term of five years with an option to extend that term by mutual agreement. Pursuant to this agreement, Micron has agreed to develop enhancements to the sensor based on specifications that we provide. We have agreed to purchase the enhanced sensor only from Micron and Micron has agreed to sell the sensor exclusively to us. The agreement permits Micron to disregard the exclusive sales requirement if we fail to purchase agreed-upon minimum quantities of Micron’s sensors. Pursuant to the agreement, we have also agreed with Micron to cooperate in our mutual efforts to market the product. We do not currently purchase any components under the development and manufacturing agreement.

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

We believe that we would be able to arrange substitute sources of supply for these two components in less than a one-year period of lead time. We believe that if we need to find a substitute source of supply, our inventory of components and finished products is sufficient to continue sales of the Given System for all or most of the lead-time period.

Portable Data Recorder and Sensor Array

We designed our portable data recorder and sensor array. They are manufactured externally and assembled and tested at our facilities. We are establishing a back-up facility at Pemstar’s facilities in Ireland for testing the data recorder and sensor array.

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

We acquired the rights to our basic issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael Armament Development Authority, or Rafael, which is a division of the Israeli Ministry of Defense. See Item 7: “Major Shareholders and Related Party Transactions.” These patents expire in January 2014 and January 2015, respectively. We hold four additional issued patents in Australia, France, Israel and the United States covering different elements of our technology. These patents expire between July 2014 and December 2018. As of January 31, 2003, we had 73 inventions relating to various elements and functions of our product and enhancements to it, which are the subject of various patent applications filed worldwide.

We seek to protect our product names and logos through trademark use and registration in the United States and other countries. The GIVEN logo, GIVEN, M2A, the M2A logo, ORDERWIN, ORDER WHEN I NEED, RAPID, M2A CAPSULE and design, M2A IMAGING CAPSULE and design, FINGERS HOLDING A CAPSULE logo, FINGERS HOLDING M2A CAPSULE logo, GIVEN M2A CAPSULE, are our trademarks or registered trademarks.

Competition

We consider the current competition for our product to be existing technologies for detecting gastrointestinal disorders and diseases, such as traditional endoscopy and radiology. Our success depends in large part on convincing physicians to adopt the Given System over current technologies.

Three companies control the major portion of the worldwide gastrointestinal endoscopy market. These companies, Olympus, Pentax and Fujinon, have marketed and sold flexible endoscopic equipment for many years and may be developing capsule technology that competes with ours. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to gastroenterologists. We are aware of research and development efforts by some of these companies and other individuals and companies to develop imaging capsules or other minimally invasive imaging techniques.

In addition, there are several companies focused on radiological diagnostics that provide x-ray machines and other imaging products used for barium series radiological examinations. These companies include but are not limited to Siemens, Toshiba Corporation, General Electric Medical Systems, Shimadzu Corporation, Philips Medical Systems and Trex Medical Corporation.

During 2002, a Japanese company, RF Systems Lab, commenced promoting an imaging capsule referred to as Norika. To our knowledge, RF System Laboratories has not presented any clinical data, nor publicly shown a working prototype or displayed any live images of the gastrointestinal tract. However, they do have a website on which they claim to be working to develop and market an imaging capsule. In addition, a government-funded consortium in South Korea recently announced that it has developed and animal-tested a wireless imaging capsule.

U.S. Government Regulation

FDA Clearance and Regulation of the Given System

In August 2001, we received clearance from the FDA to market the Given System in the United States for adjunctive use in the detection of abnormalities of the small intestine. The FDA’s clearance of the Given System for adjunctive use requires the Given System’s labeling to inform users that it is to be used with such other diagnostic methods as users believe are appropriate for each particular case.

After the FDA permits a device, such as the Given System, to enter commercial distribution, numerous regulatory requirements apply. These include the Quality System Regulation; the FDA’s general prohibition against promoting products for unapproved or “off-label” uses, and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. Accordingly, we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. Compliance with these requirements can be costly and time-consuming. If the FDA finds that we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions including fines, injunctions and civil penalties, refusal of our requests for 510(k) clearance or premarket application approval of new products, and withdrawal of 510(k) clearance or premarket application approvals already granted.

FDA Clearance and Regulation of the Future Products

Any new medical device that we wish to commercially distribute in the United States will likely require either 510(k) clearance or premarket application approval from the FDA prior to commercial distribution.

510(k) Clearance Process. To obtain 510(k) clearance, an applicant must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” – either a previously 510(k) cleared device or a preamendment device for which the FDA has not called for premarket applications. The FDA’s 510(k) clearance process usually takes from four to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a premarket application approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the determination, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket application approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket application approval is obtained.

De Novo Classification. If the FDA denies 510(k) clearance of a device because it is novel and an adequate predicate device does not exist, the “de novo classification” procedure can be invoked based upon reasonable assurance that the device is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA grants the request, the device is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted. We received FDA clearance for the Given System pursuant to the de novo classification procedure which is intended for novel but low risk devices. Our application for clearance under the de novo classification procedure included clinical data from a nonsignificant risk study. We cannot assure you that future studies of the Given System in the United States will be eligible for the same abbreviated regulatory treatment.

Premarket Application Approval Process. If the FDA denies 510(k) clearance for a product, and denies de novo classification, the product must follow the premarket application approval process, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. A premarket application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. After approval of a premarket application, a new premarket application or premarket application supplement is required in the event of a modification to the device, its labeling or its manufacturing process. The premarket application approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years or longer.

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

Anti-Kickback and False Claims Laws

In the United States, there are federal and state antikickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices such as us, by limiting the kinds of financial arrangements (including sales programs) we may have with hospitals, physicians and other potential purchasers of the medical devices. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payors for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Since we are providing coding and billing advice to purchasers of our products, and since we cannot be sure that the government will regard any billing errors as inadvertent, we could be subject to an enforcement proceeding in a case where our advice was deemed to have caused the submission of improper claims.

Regulation in Europe

Commercialization of medical devices in Europe is regulated by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device Directive, as certified by a recognized European Competent Authority, permits the manufacturer to affix the CE mark on its products. We received authorization to affix the CE mark to the Given System in May 2001 and successfully passed the 2002 annual surveillance audit for compliance with ISO 9001/EN 460001 and the CE mark, during which audit certain modifications to the Given System were reviewed and approved.

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

In Europe, the frequency range in which the Given System operates is subject to technical standards for radio frequency use developed by the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations. In February 2002, the Short Range Device Maintenance Group modified the technical standards for the specific radio frequency that the Given System uses to redefine the period of time during which any device can operate continuously in that frequency, known as the “duty cycle.” This change permits the Given System to transmit for more than 10% of the time that it is in operation, which is necessary for the Given System to function. The Short Range Device Maintenance Group standards and European Conference of Postal and Telecommunications Administrations rules generally are not legally binding, and must be implemented into national laws by European governments to become binding. As of November 1, 2002, records of the European Conference of Postal and Telecommunications Administrations indicate that only one European government, Italy, has indicated that it will not implement the new technical standards for the duty cycle. Prior to the implementation of the new technical standards change described above or if the technical standards are not implemented in a timely manner, we will seek to obtain waivers or separate authorizations to operate our system in each individual European country, either in advance or if our compliance with spectrum requirements is questioned. If those countries do not implement the technical standards, or we are unable to receive such a waiver or a separate authorization or to redesign our transmitter to operate on a radio frequency that is not subject to a limit on the duty cycle, an enforcement action could be brought to prevent the sale or use of the Given System in these countries.

Regulation in Other Countries

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

We received regulatory approval to sell the Given System in all of the countries listed under “-Marketing and Distribution” in which we are currently selling the Given System , or we have been informed that approval is not required. In addition, we are seeking regulatory approval in Japan, Malaysia, Singapore, Taiwan and Thailand.

Third-Party Reimbursement

Reimbursement in the United States

In the United States, healthcare providers that purchase medical devices generally rely on third-party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations, to reimburse all or a portion of the cost of the devices as well as any related healthcare services utilizing the devices. FDA clearance does not necessarily result in coverage and reimbursement by third-party payors.

Generally, a current procedural terminology, or CPT, code is necessary to facilitate claims for reimbursement. If an existing code is not appropriate, an application for a new code can be made to the American Medical Association. This process can be lengthy, however, typically taking two or more years before the new code is effective. In the meantime, claims may be submitted using a miscellaneous CPT code.

During 2002 numerous healthcare payors in the United States began reimbursing capsule endoscopy procedures through reimbursement codes for endoscopy or miscellaneous procedures. As of March 2003, 24 local Medicare carriers and private payors in 27 states had issued reimbursement policies, covering a total of approximately 70 million people. In addition, more than 60 private payors have covered the use of capsule endoscopy on a case-by-case basis through a process of prior authorization. We have established a toll-free reimbursement help-line whereby reimbursement specialists assist our customers in obtaining prior authorizations, and in submitting claims and appeals in the event of a denial. In March 2003, the Department of Health and Human Services’ Centers for Medicare and Medicaid Services, or CMS, implemented a temporary code for a Medicare reimbursement rate for capsule endoscopy. We believe that the decision by CMS to establish such a temporary code should improve the potential for physicians to receive reimbursement for use of the Given System under Medicare. However, absent a national coverage determination, the establishment of the temporary code does not require either Medicare carriers or private payors to cover capsule endoscopy. If a permanent CPT code is established for capsule endoscopy, the temporary code will be replaced.

Medicare reimbursement for inpatient hospital services is based on a fixed amount per admission based on the patient’s specific diagnosis. As a result, any illness to be treated or procedure to be performed in an inpatient setting will be reimbursed only at a prescribed rate set by the government that is known in advance to the healthcare provider. If the treatment cost is less, the provider is still reimbursed for the entire fixed amount; if it costs more, the provider cannot bill the patient for the difference. Thus, separate Medicare payment typically would not be made for the Given System when it is used by hospital inpatients, including those patients who have undergone inpatient surgery. Many private third-party payors and some state Medicaid programs have adopted similar prospective payment systems. In addition, Medicare has implemented prospective payment systems for some services performed in hospital outpatient departments and skilled nursing facilities as well. In January 2003, CMS established an Ambulatory Payment Classification, or APC, for capsule endoscopy in an outpatient hospital setting, at a rate of $625. An APC represents a unit of payment for Medicare hospital outpatient services and covers the cost of the facility and supplies related to the procedure. The APC reimbursement rate is the payment to the hospital for the service provided. It does not include the physician professional fee which is covered by a separate code and payment. In addition, for procedures performed in a hospital outpatient setting, the current Medicare national average payment for the physician professional services related to capsule endoscopy is $109. For use of the Given System in a physician’s office, the Medicare national average payment is $768 (which includes payment for professional services and the cost of the facility and supplies related to the procedure). To date, no official amounts for reimbursement by private payors have been published. However, we believe that the level of reimbursement paid by private payors is typically higher than Medicare.

A payor’s decision to cover a device or medical procedure is independent of the coding process, although the existence of an appropriate CPT code may assist in obtaining coverage. Products and services may be covered even if claims for them are submitted under a miscellaneous code. Likewise, some products and services may not be covered even though there is an appropriate CPT code for them. Generally, payors may deny coverage if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental or was used for an unapproved indication. Furthermore, even if a device or medical procedure is covered, reimbursement rates must be adequate for providers to use it routinely. Reimbursement rates vary depending on the third-party payor and individual insurance plan involved, the procedure performed and other factors. During the past several years, the major third-party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs.

To date, nearly all of the reimbursement approvals that we have received in the United States only cover use of the Given System for patients with symptoms of undetected bleeding and do not automatically cover its use for other symptoms. One reimbursement approval by a Medicare carrier also covers suspected Crohn’s disease and small bowl tumors. All of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System.

Reimbursement Outside the United States

In countries outside the United States, reimbursement is obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In some foreign countries, private insurance systems may also offer payments for some therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. To effectively conduct our business, we will need to seek international reimbursement approvals for our products. Reimbursement systems in international markets vary significantly by country and, within some countries, by region. Reimbursement approvals must be obtained on a country-by-country or region-by-region basis. To date, we have received international reimbursement approvals in Austria, Cyprus and Portugal, relating to procedures performed in public hospitals, covering approximately 18.4 million people. We cannot provide any assurance that we will obtain any additional approvals in a timely manner, if at all.

C.        ORGANIZATIONAL STRUCTURE

Given Imaging Ltd. is organized under the laws of the State of Israel and, as of December 31, 2002, held directly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Country of Incorporation	Percentage Ownership

Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	United States	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging KK	Japan	51

D.        PROPERTY, PLANTS AND EQUIPMENT

Our principal administrative and research and development activities occupy a 3,250 square meter (34,983 square foot) facility in Yoqneam, Israel. We lease this facility pursuant to a lease that expires in April 2005. We have an option to extend the lease, first for an additional period of 24 months, and then for an additional period of 34 months at the end of the first period. In addition, we have entered into a lease for an additional 2,353 square meters (25,328 square feet) in Yoqneam which houses our production lines for the M2A capsule. We lease this facility pursuant to a lease that expires in February 2007. We have an option to extend the lease for an additional period of five years. For information regarding our agreement with Pemstar, Inc., in connection with the automated and semi-automated production lines, please see “Item: Information on the Company” under Business Overview—Manufacturing.”

We believe that our existing facilities will be adequate to meet our needs in Israel for the next 12 months.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.        OPERATING RESULTS

We manufacture and sell a wireless ingestible imaging system, the Given Diagnostic Imaging System, or “Given System,” which uses a miniaturized video camera contained in a disposable capsule that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner. In 2001, we received FDA clearance of the Given System for use as an adjunctive tool in detecting abnormalities of the small intestine.

We were incorporated in Israel in January 1998. Our initial public offering and listing on the Nasdaq National Market occurred in October 2001. Since our inception, we have devoted substantially all of our efforts to developing the Given System, raising capital, recruiting personnel and marketing the Given System. We recorded our initial sales of the Given System in the third quarter of 2001. As of December 31, 2002, we had an accumulated deficit of $49.0 million.

We use the U.S. dollar as our functional currency, and our consolidated financial statements included elsewhere in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time of the transaction. While the majority of our expenses to date have been incurred in U.S. dollars, a significant portion of our expenses, principally salaries and related personnel expenses, have been incurred in new Israeli shekels, or shekels. The majority of our revenues to date have been denominated in U.S. dollars and the Euro, with an immaterial amount denominated in shekels.

Revenues

We derive virtually all of our revenues from sales of the Given System, consisting of a computer workstation, a portable data recorder and disposable M2A capsules.

Customers and customer concentration

We market and sell the Given System through a direct sales force in the United States and in certain other countries. We rely on third-party distributors in certain international markets. We sell the Given System primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2002, we derived 70% of our revenues from direct sales and 30% from sales to local distributors, compared to 67% from direct sales and 33% from local distributors in 2001. Our direct sales revenues are derived from a large number of individual customers. In 2002, no single direct sales customer accounted for more than 1.0% of our revenues and no single distributor accounted for more than 5.0% of our revenues.

Geographical breakdown

In 2002, we derived 54% of our revenues from sales in the United States, 29% from sales in Europe and 17% from sales in the rest of the world. In 2001, we derived 48% of our revenues from sales in the United States, 42% from sales in Europe and 10% from sales in the rest of the world. During 2002, we sold 372 systems in the United States, 262 systems in Europe and 163 in the rest of the world.

Revenue recognition

We recognize revenues from sales of the Given System upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

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

We believe that many of our customers may delay purchasing systems until the end of the fiscal quarter because they believe this will enable them to negotiate a more favorable price. Therefore, revenues from system sales may be concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. To date, revenues from sales of the M2A capsule have been spread more evenly throughout the quarter. In addition, we believe that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to systems due to summer vacations and patients are more likely to postpone non-essential diagnostic procedures until later in the year.

Cost of revenues and gross margin

Cost of revenues consists primarily of materials, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff who assemble our products, royalties payable to the Office of the Chief Scientist and warranty costs.

The principal factors affecting our gross margin are the percentage of our sales made by direct sales, the cost of material and components, the production efficiencies in manufacturing the M2A capsule and the number of M2A capsules that we manufacture and sell.

Operating expenses

Research and development. Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of, and enhancements to, the Given System, salaries and related personnel costs, clinical studies and obtaining regulatory approvals, patent costs, sponsored research costs and other expenses related to our product development and research program. We expense the majority of our research and development costs as they are incurred. “Research and development expenses, net” are net of grants received from the Israeli Government through the Office of the Chief Scientist of the Ministry of Industry and Trade. We believe that continued investment in research and development is crucial to attaining our strategic product objectives. We plan to continue investing in research and development, as we enhance the Given System, pursue the development of new products and consider acquiring complementary products, technologies and companies.

Sales and marketing. Our sales and marketing expenses consist primarily of salaries, travel and related costs for our internal sales staff and costs related to marketing activities such as trade shows, and promotional and public relations activities, as well as costs associated with development of our web site and education. We expect that our selling and marketing expenses will continue to increase in future periods as we further expand our sales and marketing team and engage additional distributors for the Given System.

General and administrative. Our general and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal, accounting and consulting expenses. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand.

Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of options to employees and consultants with exercise prices per share determined to be below the fair market value per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized to operating expenses over the vesting periods of the individual options. We incurred stock-based compensation expense in the amount of $227,000 in 2002, $728,000 in 2001, and $515,000 in 2000.

Financing income, net. Financing income, net consists primarily of interest earned on our cash balances and other financial investments and foreign exchange gains, net of financing expenses. Financing expenses consist primarily of interest payable on car leases and bank fees.

Taxes. Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in “- Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

Other expenses. Our other expenses consist primarily of expenses not related directly to our ongoing business activities, including principally the proposed equity offering in the first quarter of 2002 which we did not complete, net of other income recorded during the year.

Minority share in profit of subsidiary. Minority share in profit of subsidiary consists of the profits or losses attributed to the 49% interest of minority shareholders in our 51% controlled Japanese subsidiary, Given Imaging KK.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in the second quarter of 2001. Our critical accounting policies include:

•         Revenue recognition. We recognize revenues from sales of the Given System upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We determine the fair value of this PCS component based on the fair value of that component relative to the fair value of the sale contract as a whole. Currently, the fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the PCS component included in the initial sale of the Given System. Prior to the date on which we commenced selling separate customer support contracts, we based the fair value of the PCS element on our estimate of the price at which we would sell such contracts in the future. As of December 31, 2002, our estimate of fair value based on such anticipated sales was the same as the actual value at which we commenced sales of such contracts. Our current determination of the fair value of the PCS component may change if in the future the price at which we sell separate customer support contracts differs from our current practice.

•         Warranty costs. Our warranty reserve is established based on our best estimate of the amounts necessary to settle future claims on products sold as of the balance sheet date. The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future. In 2002, our warranty costs did not exceed our reserve of $95,000. In the event of any future problems with our products, we will need to increase the amount of our reserves.

•         Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. We write down fully the cost of components in our inventory which we discover do not perform during the production process. As we expand and enhance our manufacturing operations, our estimates regarding the amount of non-performing components in our inventory may change. Spare parts and raw materials that are no longer used in producing our product are written down to their fair market value. In addition, we add to the cost of finished products held in inventory the overhead from our manufacturing process. If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

•         Foreign currency translation. In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in the financial statements of the Company and of our subsidiaries into U.S. dollars. Under the relevant accounting guidance the treatment of any gains or losses resulting from this translation is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary’s operations must also be considered. If any subsidiary’s functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary’s financial statements would be included as a separate part of our net equity under the caption “cumulative translation adjustment.” However, if the functional currency of a subsidiary is deemed to be the U.S. dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for each of our subsidiaries. Therefore all gains and losses from translations are recorded in our statement of operations. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any foreign currency gains or losses would not affect our net income for the year presented.

•         Accounting for income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $4.8 million as of December 31, 2002, which is equal to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

Results of Operations

Our consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002, are set forth below:

	Year ended December 31,

	2000	2001	2002

	(in thousands)
Statements of Operations Data:
Revenues	$—	$4,733	$28,904
Cost of revenues	—	2,476	11,907

Gross profit	—	2,257	16,997
Operating expenses:
Research and development, gross	(4,137)	(6,156)	(8,609)
Royalty-bearing participation	312	44	—

Research and development, net	(3,825)	(6,112)	(8,609)
Sales and marketing	(2,923)	(12,902)	(22,681)
General and administrative	(1,224)	(2,664)	(4,749)

Total operating expenses	(7,972)	(21,678)	(36,039)

Operating loss	(7,972)	(19,421)	(19,042)

Financing income, net	433	764	1,469
Other expenses, net	—	—	(711)

Loss before minority share	(7,539)	(18,657)	(18,284)
Minority share in profits of subsidiary	—	—	26

Net loss	$(7,539)	$(18,657)	$(18,310)

Our historical operating results as a percentage of net revenues for the years ended December 31, 2002 and 2001, are set forth below. We did not derive revenues for the year ended December 31, 2000:

	Year ended December 31,

	2001	2002

Statements of Operations Data:
Revenues	100.0%	100.0%
Cost of revenues	52.3	41.2

Gross profit	47.7	58.8
Operating expenses:
Research and development, gross	130.0	29.8
Royalty-bearing participation	0.9	—

Research and development, net	129.1	29.8
Sales and marketing	272.6	78.5
General and administrative	56.3	16.4

Total operating expenses	458.0	124.7

Operating loss	(410.3)	(65.9)

Financing income, net	16.1	5.1

Other expenses, net	—	2.5

Loss before minority share	(394.2)	(63.3)

Minority share in profits of subsidiary	—	0.1

Net loss	(394.2)	(63.3)

Year Ended December 31, 2002 compared to Year Ended December 31, 2001.

Revenues. Revenues increased approximately 510% to $28.9 million in 2002 from $4.7 million in 2001. This increase was primarily due to an increase of $13.9 million, or approximately 420%, in workstation and data recorder sales and an increase of $9.5 million, or approximately 700%, in capsule sales, from 2001. Approximately 90% of the increase of $24.2 million in revenues from sales was attributable to the increase in product sales and approximately 10% of the increase was attributable to higher average selling prices resulting from a higher percentage of direct sales compared to sales through distributors, an increase in selling prices during the year and currency gains due to the strengthening of the Euro against the U.S. dollar.

We plan to continue our focus on developing an installed base of the Given System to provide a platform for a recurring revenue stream from sales of our disposable M2A capsule, as well as promote higher usage rates of the M2A capsule among our existing installed base. Our total number of systems delivered increased 77.8% to more than 1,000 systems in 2002, of which more than 960 systems were sold commercially and 53 systems were provided to physicians to support our sponsored clinical trials, from 225 systems in 2001. We sold approximately 26,300 M2A capsules in 2002 compared to approximately 3,600 M2A capsules in 2001. In 2002, 69.7% of sales of M2A capsules represented reorders compared to 55.6% in 2001. We expect that our revenues in 2003 will increase by approximately 100% over our revenues in 2002.

Cost of revenues and gross margin. Cost of revenues increased 380.9% to $11.9 million in 2002 from $2.5 million in 2001 compared to an increase of 510% in revenues during the same period. This increase occurred due to the increase in sales of the Given System in 2002 and primarily resulted from $6.8 million related to the cost of materials and components, $2.4 million related to manufacturing expenses including depreciation, $1.8 million related to salaries and related expenses and $900,000 of royalties payable to the Office of the Chief Scientist. The smaller increase in cost of revenues compared to revenues resulted from a decrease in the cost of components for the Given System and an increase in manufacturing efficiencies by moving to a semi-automated production line, and the manufacture of a greater volume of M2A capsules.

Gross margin was 58.8% in 2002 compared to 47.7% in 2001. Subject to further changes in the Euro-U.S. dollar exchange rate, we expect gross margin to continue to improve during 2003, as we realize economies of scale in the purchase of components due to the manufacture of larger quantities of the M2A capsule and complete during the second quarter of 2003 current payments of royalties to the Office of the Chief Scientist for funding of past research and development activities.

Research and development. Research and development expenses increased 39.8% to $8.6 million in 2002 from $6.1 million in 2001. This increase was primarily due to an increase of $800,000 related to materials and subcontractors, an increase of $900,000 related to the hiring of additional research and development staff, and $200,000 for fees to consultants and clinical trials. We believe that continued investment in research and development is crucial to attaining our strategic product objectives. We currently plan to maintain a similar level of research and development expenditures in 2003 as we expand the disorders and areas of the gastrointestinal tract for which the Given System may be used and pursue the development of new products.

Research and development expenses, net of grants received from the Office of the Chief Scientist, increased 40.8% to $8.6 million in 2002 from $6.2 million in 2001. No grants were received in 2002. Grants totaled $44,000 in 2001. The decrease of $44,000 in grants was due to our completion of our program to develop the Given System for which we received grants from the Office of the Chief Scientist. We have applied for further grants from the Office of the Chief Scientist to support our development plan in 2003.

Sales and marketing. Sales and marketing expenses increased 75.8% to $22.7 million in 2002 from $12.9 million in 2001. This increase was primarily due to an increase of $5.3 million related to the hiring of additional marketing staff, principally in the United States and Europe, an increase of $1.7 million due to participation in trade shows and associated travel, an increase of $700,000 due to education and workshops for our customers, and $600,000 related to office expenses of our marketing and sales facilities. We currently plan to increase our sales and marketing expenses significantly in 2003 as we increase the size of our direct sales force and expand our sales and marketing activities.

General and administrative. General and administrative expenses increased 78.3% to $4.7 million in 2002 from $2.7 million in 2001. This increase was primarily due to an increase of $670,000 related to the hiring of additional administrative staff at our global headquarters in Israel, an increase of $550,000 related to fees paid for legal, accounting, consulting services and insurance, and $500,000 related to additional office expenses. We expect our general and administrative expenses to increase in 2003 due to the continued expansion of our operations.

Financing income, net. Financing income, net, increased to $1.47 million in 2002 from $764,000 in 2001. This increase was primarily due to $746,000 of income earned from currency conversion gains related to the Euro and the Yen.

Other expenses, net. Other expenses, net, increased to $711,000 in 2002 from zero in 2001. This increase was primarily due to expenses incurred in connection with a proposed equity offering in 2002, which we did not complete, net of other income we recorded during the year.

Minority share in profits of subsidiary. Minority share in profits of subsidiary increased to $26,000 from zero in 2001. This increase resulted from the issuance in May 2002 of 49% of the equity of our Japanese subsidiary, Given Imaging K.K., to third parties. Given Imaging K.K. did not derive any revenues in 2002 and the profits were attributable to currency translation gains.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000.

Revenues. Revenues increased to $4.7 million in 2001 from no revenue in 2000. This increase was due to the commencement of sales of the Given System and consisted of $3.3 million of workstation and data recorder sales and $1.4 million of M2A capsule sales. We sold more than 3,600 M2A capsules during this period, of which approximately 2,000 M2A capsules represented reorders.

Cost of revenues and gross margin. Cost of revenues increased to $2.5 million in 2001 from no cost of revenues in 2000. This increase occurred due to the commencement of sales of the Given System of 2001 and primarily resulted from $1.6 million related to the cost of materials and components, $481,000 related to manufacturing expenses including depreciation, $273,000 related to salaries and related expenses and $144,000 of royalties payable to the Office of the Chief Scientist. Gross margin in 2001 was 47.7%.

Research and development. Research and development expenses increased 48.8% to $6.2 million in 2001 from $4.1 million in 2000. This increase was primarily due to an increase of $724,000 related to materials and subcontractors, an increase of $500,000 related to the research and development staff hired toward the end of 2000 and an increase of $353,000 related to the engagement of additional consultants and the commencement of clinical trials for the Given System.

Research and development expenses, net of grants received from the Office of the Chief Scientist increased 59.8% to $6.1 million in 2001 from $3.8 million in 2000. Grants totaled $44,000 in 2001 and $312,000 in 2000. The decrease of $268,000 in grants was due to our completion in 2000 of our program to develop the Given System for which we received grants from the Office of the Chief Scientist.

Sales and marketing. Sales and marketing expenses increased 341.4% to $12.9 million in 2001 from $2.9 million in 2000. This increase was primarily due to an increase of $4.5 million related to the hiring of additional marketing staff principally in the United States and Europe, an increase of $1.3 million due to participation in trade shows and associated travel, an increase of $1.1 million due to sponsored clinical trials, an increase of $732,000 due to the engagement of consultants and conduct of market research and an increase of $702,000 related to advertising and public relations. These increases resulted from the anticipated launch of the Given System.

General and administrative. General and administrative expenses increased 117.6% to $2.7 million in 2001 from $1.2 million in 2000. This increase was primarily due to an increase of $774,000 related to the hiring of additional administrative staff at our global headquarters in Israel, an increase of $222,000 related to fees paid for legal, accounting and consulting services, and an increase of $153,000 related to additional office expenses.

Financing income, net. Financing income, net increased 76.4% to $764,000 in 2001 from $433,000 in 2000. This increase was primarily due to interest earned on a larger cash balance as a result of our October 2001 initial public offering.

Quarterly Results of Operations

The tables below set forth unaudited consolidated statement of operations data in dollars for each of the eight consecutive quarters ended December 31, 2002. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this Form 20-F and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information. You should read this information together with our consolidated financial statements and the related notes appearing elsewhere in this Form 20-F. The operating results for any quarter are not necessarily indicative of our results for a full year or any future period and we cannot assure you that any trend reflected in such results will continue in the future.

	Three months ended

	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002

	(unaudited)
	(in thousands)
Revenue	$—	$—	$1,256	$3,477	$5,216	$7,179	$7,459	$9,050
Cost of revenues	—	—	(759)	(1,717)	(2,503)	(3,271)	(3,081)	(3,052)

Gross profit	—	—	497	1,760	2,713	3,908	4,378	5,998
Operating expenses:
Research and development, net	(1,084)	(1,484)	(1,464)	(2,080)	(1,993)	(2,316)	(2,261)	(2,039)
Sales and marketing	(1,476)	(2,817)	(3,272)	(5,337)	(4,831)	(5,993)	(5,287)	(6,570)
General and administrative	(385)	(521)	(693)	(1,065)	(1,084)	(1,230)	(970)	(1,465)
Total operating expenses	(2,945)	(4,822)	(5,429)	(8,482)	(7,908)	(9,539)	(8,518)	(10,074)

Operating loss	(2,945)	(4,822)	(4,932)	(6,722)	(5,195)	(5,631)	(4,140)	(4,076)

Financing income, net	272	101	133	258	281	725	105	358
Other income (expenses)	—	—	—	—	(836)	109	20	(4)
Minority share in (profits) losses of Subsidiary	—	—	—	—	—	(118)	65	27

Net loss	$(2,673)	$(4,721)	$(4,799)	$(6,464)	$(5,750)	$(4,915)	$(3,950)	$(3,695)

Impact of Currency Fluctuations

Our sales to our customers in 2002 were denominated 68.7% in U.S. dollars, 28.9% in Euros and 2.4% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. In 2002, 24.5% of our liabilities, principally salaries and the related personnel expenses were denominated in shekels, and we expect this level of shekel expenses to continue for the foreseeable future. If the value of a currency in which our receivables are denominated weakens against the value of a currency in which our liabilities are denominated, there will be a negative impact on the profit margin for sales of the Given System. In addition, as of December 31, 2002, 12.6% of our cash and cash equivalents were denominated in Yen and we are therefore subject to the risk of exchange rate fluctuations between the Yen, the Dollar and the Euro. We currently do not hedge our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

B.        LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily with the proceeds of sales of our equity securities. From our inception through December 31, 2002, we raised a total of $96.8 million through public and private sales of our equity securities. In January 2002, we filed a registration statement with the Securities and Exchange Commission for a registered public offering of our ordinary shares and a secondary offering by certain of our shareholders. The purpose of the offering was to increase our financial flexibility and the liquidity of our ordinary shares. In March 2002, we withdrew the registration statement due to adverse market conditions. As of December 31, 2002, we had $35.8 million in cash and cash equivalents and our net working capital, which we calculate by subtracting our current liabilities from our current assets, was $44.0 million.

Based on our projected revenues and expenses for 2003, we expect to achieve positive cash flow in the second half of 2003, though we will likely still have a net loss for the year due to our anticipated net losses in the first half of 2003. We believe that our cash reserves and cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures in 2003. We have no current plans for additional financing during 2003; however, if cash generated from operations is insufficient to satisfy our liquidity requirements, if our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate, or if an opportunity arises to raise additional funding, we may seek to sell additional equity or arrange debt financing, which could include establishing a line of credit. We have also applied to the Office of Chief Scientist for a grant to support our research and development activities in 2003. If our expectations as to revenues and expenses are not met or if we are unable to obtain additional financing when we need it or if we cannot obtain it on commercially reasonable terms, we may be required to reduce the scope of our planned product development and marketing efforts, which could potentially harm our business, financial condition and operating results.

Net cash used in operating activities was $22.2 million in 2002, $19.2 million in 2001 and $6.3 million in 2000. The increase from 2001 to 2002 resulted primarily from an increase of $4.8 million in inventories and an increase of $1.9 million in accounts receivable, partially offset by an increase in accounts payable of $1.8 million. The increase from 2000 to 2001 resulted primarily from an increase of $11.1 million in our net loss, an increase of $2.5 million in accounts receivable and the purchase of $2.6 million of inventory partially offset by an increase in accounts payable of $2.1 million. We expect that net cash used in operating activities will decrease as we move towards breakeven in cash flows during 2003.

Net cash used in investing activities was $7.6 million in 2002, $5.0 million in 2001 and $2.4 million in 2000. Investing activities consist primarily of capital expenditures and the capitalization of costs associated with our patents and trademarks, and the development of our web site. Our principal capital expenditures in 2002 were $4.8 for machinery and equipment for our semi-automated production line and the back-up line. Our principal capital expenditures in 2001 were $1.1 million for computers and software, $878,000 for machinery and equipment and $776,000 for a semi-automated production line. We expect that cash used in investing activities will increase in 2003 due to our planned investment in additional production lines for the M2A capsule.

Net cash provided by financing activities was $4.4 million in 2002, $64.1 million in 2001 and $28.6 million in 2000. The decrease from 2001 to 2002 and the increase from 2000 to 2001 was primarily attributable to the completion of our initial public offering in October 2001.

Our net cash expenditures for operating and investing activities in 2002 were approximately $29.8 million. We expect to significantly decrease expenditures as our sales develop and we achieve profitability.

The following table of our material contractual obligations as of December 31, 2002, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period

Contractual Obligations	Total	2003	2004	2005	2006	Later Years

	(unaudited)
	(in thousands)
Capital Leases	$103.00	$56	$44	$3	$—	$—
Operating Leases	4,896	1,747	1,604	1080	465	—
Total	$4,999.00	$1,803	$1,648	$1,083	$465	$—

Market Risk

We invest our excess cash in bank accounts and deposits located with a number of banks inside and outside of Israel, principally in Europe. These instruments have maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments.

Corporate Tax

Israeli companies are generally subject to income tax at the corporate rate of 36%. As of December 31, 2002, the end of our last tax year, our net operating loss carry-forwards for Israeli tax purposes amounted to $26.5 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.

In addition, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise program will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. To date, we have not generated taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received our approved enterprise status in 1999. As we continue to expand our production facilities, we have applied, and received approval in 2002, for approved enterprise status for an additional investment program and a new benefit period would apply for this program. In addition, in December 2002, we received approval for anticipated investments of approximately $4.9 million during the next two years to expand our production capacity in Yoqneam, Israel. We cannot assure you that we will receive approvals in the future for approved enterprise status or that tax benefits for approved enterprises will continue at current levels.

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

As of December 31, 2002, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $10.5 million. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. We have applied and received approval for grants in the total amount of $1.2 million from the Office of the Chief Scientist. We have also applied to the Office of Chief Scientist to support our 2003 research and development plan; however, there is no assurance that our application will be approved.

Under Israeli law, royalties on the revenues derived from sales of the Given System or any part of the Given System are payable to the Israeli government, generally at the rate of 3.0% during the first three years, 4.0% over the following three years and 5.0% in or after the seventh year. The maximum aggregate royalties paid generally cannot exceed 100% of the dollar-linked value of the grants received which totaled $1.2 million, together with interest on the dollar-linked value of these grants at an annual rate of the London Interbank Offered Rate applicable to 12-month dollar deposits.

The government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on this technology in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the technology to a third party. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants.

C.        RESEARCH AND DEVELOPMENT

Our research and development expenditures, excluding grants received from the Office of the Chief Scientist, were $8.6 million for the year ended December 31, 2002, $6.2 million for the year ended December 31, 2001, and $4.1 million for the year ended December 31, 2000. Our research and development activities are conducted internally by our research and development staff primarily at our headquarters in Israel. As of December 31, 2002, our research and development staff consisted of 33 employees, as well as consultants and subcontractors. Our research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in other parts of the gastrointestinal tract, including the esophagus, the stomach and the colon.

D.        TREND INFORMATION

See discussion in Parts A and B of Item 5 – Operating Results and Financial Review and Prospects.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position

Executive Officers:
Gavriel D. Meron	50	President, Chief Executive Officer and Director
Kevin Rubey	45	Chief Operations Officer
Zvi Ben David	42	Vice President and Chief Financial Officer
Pablo Halpern	52	Vice President-Global Sales and Marketing
Yoram Ashery	36	Vice President-Business Development
Shoshana Friedman	49	Vice President-Regulatory and Medical Affairs
Mark Gilreath	36	Vice President-Corporate Strategy
Daphna Levy	49	Vice President-Research and Development
Jerome Avron	62	Vice President-Operations
Haim Ackerman	49	Vice President-Special Projects
Gavriel Iddan	61	Chief Technology Officer

Directors:
Doron Birger(1)	51	Chairman of the Board of Directors
James M. Cornelius(1)(2)(3)	59	Director
Michael Grobstein(1)(2)(3)	60	Director
Jonathan Silverstein(1)	35	Director
Giora Shalgi	54	Director
Reuven Baron	59	Director
Dr. Dalia Megiddo(3)	51	Director
Chen Barir	44	Director

______________

   (1)    Member of our compensation committee.

   (2)    Outside director under the Israeli Companies Law.

   (3)    Independent director under the Marketplace Rules of the Nasdaq National Market and member of our audit committee.

Gavriel D. Meron founded Given Imaging in 1998 and has served as our President and Chief Executive Officer since that time. Mr. Meron became a director in August 2002. Prior to founding us, from 1995 to 1997, Mr. Meron served as Chief Executive Officer of APPLItec Ltd., an Israeli designer and manufacturer of video cameras and systems primarily for the medical endoscopy market. From 1993 to 1995, Mr. Meron was General Manager and Chief Operating Officer of Optibase Ltd., an Israeli manufacturer of hardware and software products that compress and playback digital video and sound for multimedia applications. From 1988 to 1993, Mr. Meron was Chief Financial Officer of InterPharm Laboratories Ltd., an Israeli company listed on the Nasdaq National Market and a subsidiary of the Ares-Serono Group, a Swiss ethical pharmaceutical company. From 1983 to 1987, Mr. Meron held various management positions at the Tadiran Group, an Israeli telecommunications and semiconductor manufacturer. From 1973 to 1983, Mr. Meron served as an officer in the Israeli army overseeing the budgets of a range of military industries. Mr. Meron holds an M.B.A. from Tel Aviv University and a B.A. in economics and statistics from the Hebrew University, Jerusalem.

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

Pablo Halpern has served as our Vice President – Global Sales and Marketing since 1999. Prior to joining us, from 1994 to 1999, he served as General Manager of Ultramind International Ltd. (now Ultrasys plc), a British company that manufactures personal computer-based products for the medical professional market. From 1991 to 1994, Mr. Halpern was an international marketing consultant with the Israeli Export Institute. From 1989 to 1991, Mr. Halpern served as General Manager of Barspec Ltd., an Israeli company that manufactured products for the analytical instrumentation market. Mr. Halpern holds a B.Sc. in electro-mechanical engineering and an M.Sc. in electrical engineering from the faculty of engineering, Buenos Aires National University.

Yoram Ashery has served as our Vice President – Business Development since April 2001. Prior to joining us, from 1995 to April 2001, Mr. Ashery was a corporate attorney, practicing in the high-tech and medical fields as an associate and, from January 2000, as a partner, with the law firm of Zellermayer, Pelossof & Co., who are also our legal counsel. Prior to that, Mr. Ashery served at the Office of the Attorney General of the Government of Israel, from 1993 to 1994, during which period he also completed his internship under the direct supervision of the Israeli Attorney General. From 1992 to 1996, Mr. Ashery also served as a junior lecturer in Tax Law at the Buchman Faculty of Law of the Tel-Aviv University. Mr. Ashery holds an LL.B. from the Buchman Faculty of Law of the Tel-Aviv University and a B.A. in Economics from the School of Social Sciences of the Tel-Aviv University.

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

Mark Gilreath has served as Vice President – Corporate Strategy since January 2003. He previously served as President of Given Imaging, Inc. since April 2001. Prior to that, he served as our Vice President – Global Business Development since September 2000 and as a consultant to us from October 1999 to September 2000. In 1999, Mr. Gilreath founded VortexMed, Inc., a developer of internet sites for healthcare professionals, where he served as Chief Executive Officer until September 2000. From 1992 to 1999, Mr. Gilreath held various management positions with PENTAX Precision Instrument Corporation including Product Manager, Director of Marketing, Area Sales Manager and Director of Business Development. Prior to joining PENTAX, from 1989 to 1992, Mr. Gilreath served as an officer in the U.S. Navy. He holds a B.Sc. in business finance from Winthrop University and a M.B.A. from the Fuqua School of Business at Duke University.

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

Dr. Gavriel Iddan has served as our Chief Technology Officer since January 2002. Dr. Iddan has served as a consultant to us since June 2000 and prior to that as a member of our Advisory Board since January 1998. Prior to joining us, from 1996 to December 2001, Dr. Iddan was Vice President-Chief Scientist at 3DV Systems Ltd., an Israeli company that develops 3-D imaging solutions. Dr. Iddan was the original inventor of a swallowable imaging capsule and wrote the initial patent issued to Rafael Armament Development Authority in connection with this invention, which Rafael assigned to us. Dr. Iddan holds a D.Sc., an M.Sc. and a B.Sc. in engineering from the Israel Institute of Technology.

Doron Birger has served as Chairman of the board of directors since August 2002 and as a director since June 2000. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries since August 2002, President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of RDC Rafael Development Corporation and Elbit Systems Ltd. From 1991 to 1994, Mr. Birger was Vice President-Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

James M. Cornelius has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Cornelius currently serves as the non-executive Chairman of the board of directors of Guidant Corporation, a U.S. cardiac and vascular medical device company. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius currently also serves as a director of The Chubb Corporation, Hughes Electronics, American United Mutual Insurance Holding Company and The National Bank of Indianapolis. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.

Michael Grobstein has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Grobstein has served as a director of Guidant Corporation since 1999, and is currently chairman of Guidant’s audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm’s worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

Jonathan Silverstein has served as a director since September 2000. Mr. Silverstein joined OrbiMed Advisors in 1999 as a director. From 1996 to 1999, Mr. Silverstein was the Director of Life Sciences in the Investment Banking Department at the Sumitomo Bank Limited. From 1994 to 1996, Mr. Silverstein was an associate at Hambro Resource Development. Mr. Silverstein serves as a director of Orthovita, Inc. and LifeCell Corporation. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and an M.B.A. from the University of San Diego.

Giora Shalgi commenced serving as a director in April 2003. Mr. Shalgi has served as President and Chief Executive Officer of Rafael Israel Armament Development Authority Ltd., an Israeli defense contractor, since 1999. From 1998 to 1999, Mr. Shalgi was Corporate Vice President for Research and Development at Rafael, and from 1987 to

1998 he was head of Rafael’s Electro-Optical Department. From 1960 until 1990, Mr. Shalgi held various positions at Rafael, including Head of the Electro-Optical and Mechanical Design Department of the Air-to-Air Missile Directorate. Rafael holds 49% of the outstanding shares of our shareholder, RDC Rafael Development Corporation. Mr. Shalgi received the Stefan Bergman Prize from the American Mathematical Society in 1980 and the Israel Defense Prize in 1970 and 1978. Mr. Shalgi holds a BSc. in Mechanical Engineering and an MSc. in Mechanics, both from the Israel Institute of Technology, and an Engineer’s Degree in Aeronautics and Astronautics from Stanford University, California.

Reuven Baron has served as a director since July 2000. Mr. Baron has served as President and Chief Executive Officer of RDC Rafael Development Corporation since June 2000. Prior to that, from 1993 to 2000, he was President of Galram Technology Industries, the business division of Rafael Armament Development Authority, or Rafael, a division of the Israeli Ministry of Defense and Chairman of Opgal Industries Ltd., an Israeli manufacturer of thermal imaging products, and from 1994 to 2000, he was Chairman of Opgal Industries Ltd., an Israeli manufacturer of thermal imaging products. From 1990 to 1993, Mr. Baron was Director of Business Development for the Electronics Systems Division of Rafael. Mr. Baron holds a B.Sc. and an M.Sc. in electrical engineering from the Israel Institute of Technology.

Dr. Dalia Megiddo has served as a director since October 2001. Dr. Megiddo is Managing Partner of InnoMed Medical Device Innovations, a Israeli venture capital fund in the field of medical devices and the life sciences, and was recently appointed a director of Elron Electronic Industries, one of our shareholders. Since 1994, Dr. Megiddo has also served a Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and since 1996 as Editor of the Israeli medical audio magazine, The Journal Club. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and North Western University.

Chen Barir has served as director since August 2002. Mr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries, a private investment company specializing in seed and early stage venture investments and management focusing primarily on medical devices, investments in emerging markets and real estate. Mr. Barir is Chairman of Galil Medical Ltd. and Sunlight Medical Ltd., and a Director of Optonol Ltd. and Elron Electronic Industries Ltd. Mr. Barir holds an M.B.A. from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Doctorate in Law and Economics from Harvard Law School, Cambridge, Massachusetts.

B.        COMPENSATION

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including stock-based compensation, for the year ended December 31, 2002 was $2.7 million. This amount includes approximately $300,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

Other than Gavriel Meron, our President and Chief Executive Officer, none of our directors have received compensation for their service on the board of directors or any board of directors committee. However, all directors are entitled to be reimbursed for their expenses for each board of directors meeting attended. In addition, during 2002 we granted 22,000 options to each of Michael Grobstein, James Cornelius, Jonathan Silverstein and Dr. Dalia Megiddo, and 25,000 options to Chen Barir.

As of December 31, 2002, we had granted to our directors and executive officers options to purchase an aggregate of 2,242,293 ordinary shares under our stock option plans.

C.        BOARD PRACTICE

Board of Directors and Officers

Our articles of association provide that we may have up to 12 directors, each of whom is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of nine directors. Certain of these directors were appointed pursuant to rights of appointment under our articles of association in effect prior to our initial public offering. These rights of appointment terminated upon the closing of our initial public offering in October 2001. Each director listed above will hold office until the next annual general meeting of our shareholders which is scheduled to occur on May 9, 2002. Other than Gavriel Meron, our President and Chief Executive Officer, none of our directors are our employees or are party to a service contract with us.

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

Outside and Independent Directors

Under Israel’s Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange including the Nasdaq National Market are required to appoint two outside directors. Outside directors are required to meet standards of independence set forth in the Israeli companies law.Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director, or (2) the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company. The initial term of an outside director is three years and he or she may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new outside director.

Each committee of a company’s board of directors is required to include at least one outside director and our audit committee is required to include both outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

In addition, our board of directors must have at least three independent directors within the meaning of the Nasdaq National Market listing requirements.

Audit Committee

Under the Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors. The audit committee may not include the chairman of the board of directors, the general manager, the chief executive officer, a director employed by the company or who provides services to the company on a regular basis, or a controlling shareholder or a relative of a controlling shareholder. Under the Nasdaq National Market listing requirements, we are required to form an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq National Market listing requirements include evaluating the independence of a company’s outside auditors.

Under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest an appropriate course of action. Under the Nasdaq National Market listing requirements, our audit committee has adopted an audit committee charter setting forth its responsibilities. The audit committee charter governing the actions of our audit committee states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountant, and is not obligated to conduct any independent investigation or verification.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. We have appointed Dr. Naftaly Fried of Kost Forer Gabai, a member firm of Ernst & Young International, as our internal auditor.

Compensation Committee

Our compensation committee consists of our directors Doron Birger, James Cornelius, Michael Grobstein and Jonathan Silverstein. The compensation committee is authorized to make decisions regarding compensation and terms and conditions of employment, as well as to recommend that the board of directors issue options under our stock option plans. The compensation committee is also responsible for recommending to the board of directors nominees for board membership.

D.        EMPLOYEES

As of December 31, 2002, we and our subsidiaries had 252 employees of whom 162 were based in Israel, 58 in the United States, 29 in Europe and 3 in Australia. The breakdown of our employees by department is as follows:

	Year ended December 31,

Department	2000	2001	2002

Research and development	33	33	45
Sales and marketing	22	84	115
Manufacturing	10	36	71
Management and administration	9	16	21

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

E.        SHARE OWNERSHIP

Share Ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, and regarding options to purchase our ordinary shares granted to Gavriel Meron, our President and Chief Executive Officer, see Item 7: “Major Shareholders and Related Party Transactions.”

Stock Option Plans

2003 Stock Option Plan

We will submit our new 2003 stock option plan for approval by our shareholders at our annual meeting to be held on May 8, 2003. The plan provides for a grant of options to our directors, employees and consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We intend to reserve a total of 1,500,000 ordinary shares for issuance under the plan. In addition, we intend to reserve for issuance under the plan any ordinary shares underlying unvested options granted under our 1998 and 2000 Stock Option Plans which expire without exercise.

The plan is substantially similar to our 2000 Stock Option Plan. Generally, where a grant of options under the plan is our first grant of options to that person, the options are not exercisable before the second anniversary of the date of grant, at which time 50% of the options become exercisable with 25% to become exercisable on each of the third and fourth anniversaries of the date of the grant. However, under the 2003 Stock Option Plan, in cases where we have previously granted options to a grantee under the plan, 25% of the options will be exercisable at the time of the grant and 25% will be exercisable on the first, second and third anniversaries of the date of the grant. Our compensation committee has the authority to accelerate the time periods for exercising options. Unexercised options expire ten years after the date of grant. To the extent the options have been vested, they may be exercised in whole or in part from time to time until their expiry. Upon the termination of the employment of an employee other than for cause the employee may exercise all vested options. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will expire.

2000 Stock Option Plan

We adopted our 2000 stock option plan in May 2000. The plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We have reserved 3,456,183 of our ordinary shares for issuance under the plan. Of this number, as of December 31, 2002, we had granted 2,413,035 options of which 701,306 had vested and were exercisable and none had been exercised.

The plan is administered by our compensation committee which makes recommendations to our board of directors regarding grantees of options and the terms of the grant, including exercise prices, vesting schedules, acceleration of vesting and other matters necessary in the administration of the plan. Upon the recommendation of our compensation committee, options granted under the plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years. Any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares. Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. The exercise price for incentive stock options must not be not less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

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

1998 Stock Option Plan

We adopted our 1998 stock option plan in 1998. The plan provides for the grant of options to our directors, employees, or consultants, including members of our medical advisory committee. Our 1998 stock option plan has been superseded by our 2000 stock option plan and we have ceased issuing options under our 1998 stock option plan. As of

December 31, 2002, we had granted 833,028 options of which 594,778 had vested and were exercisable and none had been exercised.

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

The shareholders listed below do not have any different voting rights from our other shareholders. Unless otherwise noted below, each shareholder’s address is c/o Given Imaging Ltd., P.O. Box 258, Yoqneam 20692, Israel.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Principal shareholders:
Oudi Recanati, Leon Y. Recanati, Judith Y. Recanati and Elaine Recanati (1)	10,958,571	43.2%
RDC Rafael Development Corporation	5,764,910	22.7
Discount Investment Corporation	3,462,441	13.6
Elron Electronic Industries	1,731,220	6.8
Samuel D. Isaly, Sven Borho, Michael Sheffery and Carl L. Gordon (2)	4,052,649	16.0
Caduceus Private Investments	2,477,893	9.8
PW Juniper Crossover Fund	500,000	2.0
Eaton Vance Worldwide Health Sciences Portfolio	485,771	1.9
Finsbury Worldwide Pharmaceutical Trust	485,771	1.9
OrbiMed Associates	92,317	*
OrbiMed Capital	2,820	*
OrbiMed Advisors	2,157	*
Directors and executive officers:
Gavriel D. Meron (3)	634,302	2.4
Zvi Ben David (4)	149,226	*
Kevin Rubey (5)	30,630	*
Pablo Halpern (6)	114,026	*
Yoram Ashery (7)	68,049	*
Shoshana Friedman (8)	41,882	*
Mark Gilreath (9)	39,513	*
Daphna Levy (10)	3,600	*
Jerome Avron (11)	30,000	*
Haim Ackerman	—	—
Dr. Gavriel Iddan (12)	150,031	*
Doron Birger (13)	7,496,130	29.5
James M. Cornelius (14)	123,325	*
Michael Grobstein (15)	29,100	*
Jonathan Silverstein (16)	4,065,149	16.0
Giora Shalgi (17)	5,768,717	22.7
Reuven Baron (18)	5,765,910	22.7
Dr. Dalia Megiddo (19)	12,500	*
Chen Barir	—	—
All directors and executive officers as a group	16,424,711	62.1%

______________

      *    Less than 1%

(1)       Consists of 5,764,910 ordinary shares owned by RDC Rafael Development Corporation Ltd., 3,462,441 ordinary shares owned by Discount Investment Corporation Ltd. and 1,731,220 ordinary shares owned by Elron Electronics Industries Ltd. RDC Rafael Development Corporation Ltd. is controlled by Elron Electronics Industries Ltd. Discount Investment Corporation Ltd. controls approximately 38.5% of the outstanding shares of Elron Electronic Industries Ltd. Discount Investment Corporation Ltd. is controlled by IDB Development Corporation Ltd. which is in turn controlled by IDB Holding Corporation Ltd. Companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati hold in the aggregate approximately 51.7% of the voting power and equity of IDB Holding Corporation Ltd. Elaine Recanati is the aunt of Oudi Recanati, Leon Y. Recanati and Judith Yovel Recanati. Leon Y. Recanati and Judith Yovel Recanati are brother and sister. These persons and companies may be deemed to share the power to vote and dispose of the ordinary shares owned by Discount Investment Corporation Ltd. and the companies that it controls, directly or indirectly. Each of the above persons and companies disclaims beneficial ownership of the ordinary shares except to the extent of their pecuniary interest therein. The address of Oudi Recanati is Quai De L’ile 3, Geneva, CH 1204, Switzerland. The address of Leon Y. Recanati is c/o IDB Holding Corporation, The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Judith Y. Recanati is 64 Eliezer Kaplan Street, Herzelia 46743, Israel. The address of Elaine Recanati is 23 Shalva Street, Herzelia 46662, Israel. The address of RDC Rafael Development Corporation is P.O. Box 14, Haifa 31000. The address of Discount Investment Corporation is The Triangular Tower, 43rd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Elron Electronic Industries is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. In May 2002, companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati entered into an agreement to sell approximately 51.7% of the equity and voting power of IDB Holding Corporation to a group consisting of Gandan Investments IDB Ltd. (an entity controlled by the family of Itzhak Dankner and Nohi Dankner), Manor Investments IDB Ltd. (an entity controlled by the family of Ruth and Itzhak Manor) and Avraham Livnat Investments (2002) Ltd. (an entity controlled by the family of Avraham Livnat). The consummation of this sale is subject to receipt of legal approvals and fulfillment of other conditions. If the sale is consummated, the purchasing group has agreed to cooperate among themselves as shareholders of IDB Holding Corporation.

(2)       Consists of 2,475,736 ordinary shares and options to purchase 2,157 ordinary shares owned by Caduceus Private Investments L.P. of which OrbiMed Capital LLC is the sole general partner; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Eaton Vance Worldwide Health Sciences Portfolio for which OrbiMed Advisors LLC acts as investment advisor; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Finsbury Worldwide Pharmaceutical Trust for which OrbiMed Capital LLC acts as investment advisor; 500,000 ordinary shares owned by PW Juniper Crossover Fund LLC for which OrbiMed Advisors LLC acts as investment manager; 92,173 ordinary shares and options to purchase 144 ordinary shares owned by OrbiMed Associates LLC for which OrbiMed Advisors LLC acts as managing member; 2,820 ordinary shares owned by OrbiMed Capital LLC; options to purchase 2,157 ordinary shares owned by OrbiMed Advisors LLC; 1480 ordinary shares owned by Samuel D. Isaly; 1,480 ordinary shares owned by Sven Borho; 1,480 ordinary shares owned by Michael Sheffery; 1,480 ordinary shares owned by Carl L. Gordon. Samuel D. Isaly, Sven Borho, Michael Sheffery, Ph.D and Carl L. Gordon, Ph.D share ownership and control of OrbiMed Associates LLC, OrbiMed Capital LLC, OrbiMed Advisors LLC. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(3)       Consists of 11,416 ordinary shares and options to purchase 622,886 ordinary shares.

(4)       Consists of 19,026 ordinary shares, options to purchase 60,000 ordinary shares from Given Imaging and options to purchase 70,200 ordinary shares from RDC Rafael Development Corporation.

(5)       Consists of 630 ordinary shares and options to purchase 30,000 ordinary shares.

(6)       Consists of 19,026 ordinary shares and options to purchase 101,000 ordinary shares.

(7)       Consists of 38,049 ordinary shares owned by Yoram Ashery Ltd., a company owned and controlled by Mr. Ashery, and options to purchase 30,000 ordinary shares.

(8)       Consists of 19,026 ordinary shares owned by Ms. Friedman, 19,800 ordinary shares owned by PuSH J. Sh. Holding Ltd., a company owned a controlled by Ms. Friedman, and options to purchase 3,056 ordinary shares owned by PuSH. J. Sh. Holding Ltd.

(9)       Consists of 9,513 ordinary shares and options to purchase 30,000 ordinary shares.

(10)     Consists of options to purchase 3,600 ordinary shares.

(11)     Consists of options to purchase 30,000 ordinary shares.

(12)     Consists of 29,026 ordinary shares and options to purchase 121,005 ordinary shares.

(13)     Consists of 5,764,910 ordinary shares owned by RDC Rafael Development Corporation and 1,731,220 ordinary shares owned by Elron Electronic Industries. Mr. Birger is a director of RDC Rafael Development Corporation and President of Elron Electronic Industries and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares that Elron Electronic Industries and RDC Rafael Development Corporation own. Mr. Birger disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(14)     Consists of 100,000 ordinary shares and options to purchase 12,500 ordinary shares. Also consists of 10,825 ordinary shares owned by Twilight Venture Partners as to which Mr. Cornelius disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(15)     Consists of 16,600 ordinary shares and options to purchase 12,500 ordinary shares.

(16)     Consists of options to purchase 12,500 ordinary shares and 4,065,149 ordinary shares beneficially owned by the OrbiMed investors. Mr. Silverstein is a principal of OrbiMed Advisors LLC and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares which the OrbiMed investors owns or over which they exercise voting and investment power. Mr. Silverstein disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(17)     Consists of 3,807 ordinary shares owned by Mr. Shalgi and 5,764,910 ordinary shares beneficially owned by RDC Rafael Development Corporation. Mr. Shalgi is the President and Chief Executive Officer of Rafael Armament Development Authority Ltd., which holds 49% of the outstanding shares of RDC Rafael Development Corporation. By virtue of his position, Mr. Shalgi may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares beneficially owned by RDC Rafael Development Corporation. Mr. Shalgi disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(18)     Consists of 1,000 ordinary shares owned by Mr. Baron and 5,764,910 ordinary shares beneficially owned by RDC Rafael Development Corporation. Mr. Baron is the President and Chief Executive Officer of RDC Rafael Development Corporation and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares beneficially owned by RDC Rafael Development Corporation. Mr. Baron disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(19)     Consists of options to purchase 12,500 ordinary shares.

Since the filing of our last annual report on Form 20-F, certain of our principal shareholders have sold our shares. In particular, the aggregate holdings of RDC Rafael Development Corporation, Discount Investment Corporation and Elron Electronic Industries has decreased from 48.5% to 43.2%. In addition, the percentage of our shares that our principal shareholders own has changed due to private sales by us of our shares to them and to other investors during financing rounds prior to our initial public offering, due to the exercise of options to purchase our ordinary shares held by them and other shareholders upon the closing of our initial public offering, and due to the sale of ordinary shares representing 19.9% of our issued and outstanding share capital on a post-offering basis in our initial public offering.

B.        RELATED PARTY TRANSACTIONS

Agreement with Rafael

In January 1998, we entered into a technology purchase and license agreement with Rafael Armament Development Authority, or Rafael, which is a division of the Israeli Ministry of Defense. Rafael beneficially owns 47.8% of the outstanding shares of our shareholder, RDC Rafael Development Corporation. Pursuant to this agreement, we purchased from Rafael, for $30,000 in cash, all of Rafael’s rights to the technology associated with an in vivo video camera and an autonomous video endoscope, including a swallowable capsule with a camera and an optical system, a transmitter and a reception system, which was then being developed by Rafael, which we refer to as the M2A capsule and system. Rafael transferred to us the patents that it had been issued in connection with the M2A capsule and system technology. Rafael also granted us an exclusive, perpetual, worldwide, royalty-free license to use other technology and know-how of Rafael which was used at Rafael for the development of the M2A capsule and system, provided that we use this technology and know-how solely for commercial exploitation of the M2A capsule and system. We are permitted to transfer or sublicense this other technology to third parties in connection with the commercial exploitation of the M2A capsule and system provided that we receive Rafael’s consent which is not to be unreasonably withheld. We have not received any technology from Rafael pursuant to this license. In connection with our commercial exploitation of the M2A capsule and system, Rafael agreed to provide us with technical support in the form of equipment and use of its laboratories, subject to their availability, and access to its existing documentation. We agreed to pay to Rafael its costs plus 10% for any of Rafael’s manpower that we use. Rafael also agreed to provide us with research and development and prototype manufacturing services in connection with the M2A capsule and system at customary commercial rates. Rafael has the right to provide such services to us if it is competitive in terms of quality, quantity, timing and price. In connection with this technical support, we paid an aggregate amount to Rafael of $12,000 in 1998 only.

In connection with our acquisition of this technology, we granted to Rafael an exclusive, perpetual, worldwide, royalty-free license to use all technology that we acquired from Rafael solely in the military and security fields. Rafael has the exclusive right to file patent applications for inventions developed by Rafael in connection with the M2A capsule and system for use in these fields. We are required to assist Rafael in connection with these patent applications. Rafael has granted to us an exclusive, perpetual, worldwide, royalty-free license to use outside of the military and security fields any technology covered by these patents. We and Rafael have also agreed to notify each other if either of us develops any improvements to the M2A capsule and system technology provided that doing so does not breach any confidentiality undertaking to a third party, or in the case of Rafael, security requirements. We have each agreed to grant to the other exclusive rights to use any improvement in our case in the commercial field and in Rafael’s case in the military and security fields, in consideration for payment of royalties in an amount to be agreed upon.

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

Registration Rights

Demand Registration Rights

Pursuant to an investor rights agreement, at the request of one or more of our former Series A preferred shareholders that hold at least 20% of our then outstanding ordinary shares held by our former Series A preferred shareholders, we must use our best efforts to register any or all of these shareholders’ ordinary shares. We must also give notice of the registration to our other former Series A preferred shareholders and to some of our ordinary shareholders, including Discount Investment Corporation and its affiliates, and Elron Electronic Industries, and include in the registration any ordinary shares that they request to include. We are also permitted to include our shares in the registration. The minimum aggregate offering price of the shares to be registered is $5.0 million. We may only be requested to carry out two of these demand registrations.

In addition to the registrations described above that may be requested by our former Series A preferred shareholders, at any time commencing after the earlier of:

•         April 10, 2003, or

•         the earlier of the completion of a distribution pursuant to a registration requested by our former Series A preferred shareholders and 120 days after the effective date of such a registration, at the request of some of our ordinary shareholders, including Discount Investment Corporation and its affiliates, Elron Electronic Industries and PW Juniper Crossover Fund, holding at least 20% of our ordinary shares then outstanding, we must use our best efforts to register any or all of these shareholders’ ordinary shares. We must also give notice of the registration to all other shareholders to whom we have granted registration rights and include in the registration any ordinary shares that they request to include. We are also permitted to include our shares in the registration. The minimum aggregate offering price of the shares to be registered is $5.0 million. We may only be requested to carry out three of these demand registrations.

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

Form F-3 Registration Rights

At the request of some of our shareholders including Discount Investment Corporation and its affiliates, Elron Electronic Industries and PW Juniper Crossover Fund, or any of our former Series A preferred shareholders, we must register such shareholder’s ordinary shares on Form F-3. We must also give notice of the registration to our other shareholders to whom we have granted registration rights, and include in the registration any ordinary shares they request to include. These demand rights may only be exercised if nine months have passed since the last registration that we filed in which the shareholder requesting registration was entitled to include its shares. The minimum aggregate offering price of the shares to be registered is $5.0 million. The managing underwriter may limit the number of shares offered for marketing reasons. In such case, the rights of each shareholder to include its ordinary shares in the registration are allocated in the same manner as in a demand registration described above.

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

Agreements with Directors and Officers

Employment Agreements

We maintain written employment agreements with all of our officers. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

In March 1998, we entered into an employment agreement with Gavriel Meron, our President and Chief Executive Officer. This agreement terminates on August 1, 2003, unless earlier terminated by either Mr. Meron or us upon 90 days notice. We may also terminate this agreement immediately for cause. Pursuant to this agreement, we granted to Mr. Meron options to purchase 440,028 of our ordinary shares at an exercise price of $0.004 per share. These options expire in June 2008 and currently options to purchase 622,886 of our ordinary shares are vested. In addition, pursuant to this agreement, we also granted to Mr. Meron options to purchase 365,715 of our ordinary shares at an exercise price of $3.505 per share comprising at the date of the grant 2% of our issued share capital, upon the approval of our Series A round of financing in September 2000. These options expire in October 2010 and none of them are currently vested. We also agreed that upon issuance of FDA clearance for the Given System, we would provide Mr. Meron with a loan, in the amount of $200,000. On August 2, 2001, we provided Mr. Meron with this loan at an interest rate equal to the Israeli consumer price index plus 4.0%. The loan is repayable immediately if Mr. Meron terminates his employment with us prior to August 1, 2003, or otherwise when Mr. Meron exercises any of his options at which time we may require collateral securing repayment of the loan and accrued interest.

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

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•         a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court; and

•         reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

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

Our articles of association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy, which covers the period from April 1998 to September 2004 and has an aggregate claims limit of $10 million. In addition, the policy provides an additional $20 million of coverage for a 12-month period which began upon the closing of our initial public offering on October 10, 2001. To date, no claims for directors and officers’ liability insurance have been filed under this policy.

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

Export Sales

Our manufacturing facilities for the data recorder and the M2A capsule forming part of the Given System are located in Israel. The majority of our products are exported out of Israel. For information regarding our revenues by geographic market, see Item 5: “Operating and Financial Review and Prospects.”

Legal Proceedings

On November 25, 2002, we filed a lawsuit in the District Court in Haifa, Israel against a former employee and two companies which the former employee founded. Our claim was filed to protect our intellectual property rights following the defendants’ improper use of patent applications covering technology developed at Given Imaging. The defendants filed a counterclaim on January 13, 2003, alleging that we abused legal proceedings, filed a frivolous lawsuit, acted in bad faith, and damaged the defendants’ reputation and business. On January 25, 2003, our directors received correspondence from investors in the defendant companies demanding that we withdraw the lawsuit and compensate the investors. We believe that the defendants’ counterclaim and the investors’ correspondence is without merit and we intend to vigorously defend against such claim. We also believe that our complaint has merit and that we will prevail. We do not believe that our claim or the counter-claim are material to our business or results of operation.

On November 14, 2002, we received correspondence from a U.S. corporation offering to grant us a license under reasonable terms for a U.S. patent for the technology utilized in the M2A capsule. We believe that we are not utilizing any invention claimed under any valid independent claims in the patent and have responded accordingly.

We are not party to any other legal proceedings.

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

Significant Changes

Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial position since December 31, 2002.

ITEM 9. THE OFFER AND LISTING

A.        OFFER AND LISTING DETAILS

The following table lists the high and low closing sale prices for the Company’s Ordinary shares for the periods indicated as reported by the Nasdaq National Market:

Annual Highs and Lows	High	Low

2002	$18.05	$6.91

Quarterly Highs and Lows	High	Low

1st quarter 2002	$18.05	$10.38
2nd quarter 2002	$16.31	$9.00
3rd quarter 2002	$12.41	$8.99
4th quarter 2002	$10.59	$6.91

1st quarter 2003	$18.05	$7.48

MOST RECENT SIX MONTHS	High	Low

April 2003	$8.95	$7.83
March 2003	9.48	8.27
February 2003	9.39	8.21
January 2003	10.00	9.05
December 2002	10.03	9.24
November 2002	10.59	8.70

On April 9, 2003, the last reported sale price of our ordinary shares on the Nasdaq National Market was $8.04 per share. According to the our transfer agent, as of April 9, 2003, there were approximately 150 holders of record of our ordinary shares.

B.        PLAN OF DISTRIBUTION

Not applicable.

C.        MARKETS

Our ordinary shares have traded publicly on the Nasdaq National Market under the symbol “GIVN” since October 4, 2001. Our ordinary shares trade publicly only on the Nasdaq National Market.

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

Transfer of Shares and Notices

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded. Our articles of association provide that each shareholder of record is entitled to receive at least 21 days’ prior notice of any shareholders’ meeting.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are appointed by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect or remove any or all of our directors, subject to the special approval requirements for outside directors described under “Management-Outside Directors.” Under the Companies Law, the procedures for the appointment and removal and the term of office of directors, other than outside directors, may be contained in the articles of association of a company. Our articles of association currently do not contain provisions for staggered terms for directors. However, our articles of association may be amended in the future by a majority of our shareholders at a general shareholder meeting to provide for a staggered board or other method of electing our directors, other than with respect to our outside directors.

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

Quorum

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33 1/3% of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of one or more shareholders present in person or by proxy, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings.”

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder must also avoid oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

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

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise harm our interests.

Acquisitions under Israeli Law

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed is required by the Companies Law to make a tender offer to all of the company’s shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company or of such class of shares, as applicable, the acquirer may not acquire additional shares of the company or of such class of shares, as applicable, from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of the shares comprising such class, as applicable.

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

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the Company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

Anti-Takeover Measures

The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shareholders at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law decribed in “Voting.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

C.        MATERIAL CONTRACTS

Summaries of the following material contracts are included in this Form 20-F in the places indicated:

Material Contract	Location

Standard Distribution Agreement	Item 4.B: “Information on the Company – Part B: Business Overview – Marketing and Distribution.”
Agreements with Micron Technology, Inc.	Item 4.B: “Information on the Company – Part B: Business Overview – Manufacturing.”
Agreements with Pemstar, Inc.	Item 4.B: “Information on the Company – Part B: Business Overview – Manufacturing.”
Agreement with RDC Rafael Development Corporation Ltd.	Item 7: “Major Shareholder and Related Party Transactions.”
Investor Rights Agreement	Item 7: “Major Shareholder and Related Party Transactions.”

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

Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period, unless the company has elected to receive an alternative package of benefits as described below. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, the ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. A company’s undistributed income derived from an approved enterprise in top priority locations (commonly known as “Zone A”) will be exempt from corporate tax for a period of two years and will be eligible for a reduced tax rate as above mentioned for the remainder of the benefit period.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company more than 25% of whose rights and share capital, including shareholders’ loans, is owned by non-Israeli residents, provided that the foreign ownership of the share capital alone also exceeds 25%. A company which qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year period. Income derived from the approved enterprise program will be subject to a reduced tax rate for ten years or, if the company owns an approved enterprise in a Zone A, exempt from tax for a period of two years and will be subject to a reduced tax for an additional eight years. The reduced tax rate is 25% unless the level of foreign investment is 49% or more and less than 74%, in which case the tax rate is 20%; if the foreign investment is 74% or more and less than 90%, the tax rate is 15%; and if the foreign investment is 90% or more, the tax rate is 10%. The recipient of dividends distributed from such income is taxed at the rate applicable to dividends from an approved enterprise which is 15%, or less under certain prevention of double-taxation treaties, if the dividend is distributed during the tax benefit period or within 12 years after the period and there is no time limit with respect to dividend distributed from an exempt income of foreign investors’ company. The company must withhold this tax at source.

A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

A company that has an approved enterprise in Zone A or that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on of the amount distributed. The rate of the tax will be the rate which would have been applicable had the company not been tax exempt. This rate is 10% to 25%, depending on the percentage of the company’s shares held by foreign shareholders, as described above. The recipient of dividend distributed from such income is taxed at the rate applicable to dividends from approved enterprises which is 15%, or less under certain anti double-taxation treaties, if the dividend is distributed during the tax benefit period or within 12 years after the period and there is no time limit with respect to dividend distributed from an exempt income of foreign investors’ company. The company must withhold this tax at source.

Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

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

The Investment Center of the Ministry of Industry and Trade granted our manufacturing facility approved enterprise status under the Investment Law in 1999. We have elected the alternative package of benefits under these approved enterprise programs. Since our manufacturing facility is located in a “Zone A”, the portion of our income derived from this approved enterprise program will be exempt from tax for a period of ten years, commencing when we begin to realize net income from these programs, but such period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income. We expect to derive a substantial portion of our income from our approved enterprise program. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval.

Grants Under the Law for the Encouragement of Industrial Research and Development, 1984. Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3 to 5% on sales of products and services derived from our technology developed using these grants until 100% of the dollar-linked grant is repaid, together with interest equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for repayment.

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

If we qualify as an industrial company within the definition of the Industry Encouragement Law, we are entitled to the benefits described above. We believe that in 2002 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

Special Provisions Relating to Taxation Under Inflationary Conditions. The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can generally be described as follows:

•         Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

•         Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•         Depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•         Gains on traded securities, including securities which are normally exempt from tax, are taxable in specified circumstances.

Taxation of Our Shareholders

Capital Gains on Sales of Our Ordinary Shares. Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

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

However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli tax treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

For residents of other countries, the purchaser of the shares may be required to withhold capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under new legislation, which became effective on January 1, 2003, the rate of taxation on gains from sales of our ordinary shares is not clear because additional anticipated legislation has not been enacted. It is expected that gains from sales of our ordinary shares will be tax exempt for nonresidents of Israel if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. Under current legislation, the exemption for nonresidents of Israel applies only to stock exchanges in Israel. However, it is expected that the exemption will also apply to stock exchanges outside of Israeli, subject to recognition by the Israeli Ministry of Finance and to further legislation. If the gains from sales of our ordinary shares are not tax exempt for nonresidents of Israel or if the shares were sold by Israeli residents, they are expected to be (A) tax exempt for the period held until and including December 31, 2002, for so long as (1) the shares are listed on a stock exchange, such as the Nasdaq National Market, which is recognized by the Israeli Ministry of Finance, and (2) we qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969, and (B) subject to 15% tax for the period commencing January 1, 2003, if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. We believe that in 2002 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company. If we are delisted or if anticipated additional legislation described above is not enacted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 25% unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder’s country of residence.

Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel. We are required to withhold income tax at the rate of 25% (or 15% for dividends distributed from income generated by an approved enterprise) unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder’s country of residence.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the entire amount of any distribution made to you with respect to ordinary shares, other than any distributions of our ordinary shares made to all our shareholders, will constitute dividends to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. The dividends will be included in your gross income as ordinary income and will not be eligible for the dividends received deduction generally allowed to corporate United States holders. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

If distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain, subject to the rules described under “Sale or Exchange of our Ordinary Shares.”

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

You may generally elect to claim the Israeli income tax withheld from dividends and distributions you receive with respect to ordinary shares as a foreign tax credit against your United States federal income tax liability, subject to a number of limitations. Among the limitations, the foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income tax payable with respect to each such class. Dividends we pay generally will be included in the “passive income” class for these purposes, or, in the case of certain financial services entity holders, “financial services income.” In lieu of claiming a foreign tax credit, you may claim a deduction for the withholding taxes if you itemize your deductions. Dividends received by you with respect to ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.

Subject to the discussion below under “Backup Withholding and Information Reporting,” if you are a non-United States holder of our ordinary shares, you will not be subject to United States federal income or withholding tax on dividends you receive on ordinary shares, unless the dividends are effectively connected with the conduct by such non-United States holder of a trade or business in the United States.

Sale or Exchange of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, you will recognize capital gain or loss for United States federal income tax purposes when you sell or exchange our ordinary shares. The amount of gain or loss will be equal to the difference between your adjusted tax basis in the ordinary shares and the amount realized on their disposition. If you are a noncorporate United States holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for our ordinary shares exceeds one year, and will be further reduced for our ordinary shares acquired after December 31, 2000, if your holding period exceeds five years. Any gain or loss recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. Capital losses may only be used to offset capital gains, except that non-corporate U.S. holders are entitled to deduct capital losses in excess of capital gains not to exceed $3,000 per taxable year.

Subject to the discussion below under “Backup Withholding and Information Reporting,” if you are a non-United States holder of our ordinary shares, we expect that you will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of such ordinary shares unless (1) such gain is effectively connected with the conduct by you of a trade or business in the United States, (2) in the case of gain realized by an individual non-United States holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (3) you are subject to the rules applicable to certain United States expatriates.

Passive Foreign Investment Company Considerations

A non-United States corporation will be classified as a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes in any taxable year in which, after applying applicable look-through rules with respect to a 25% or more owned subsidiary, either (1) at least 75% of its gross income is “passive income,” or (2) at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2002. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

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

F.        DIVIDENDS AND PAYING AGENTS

Not applicable.

G.        STATEMENTS BY EXPERTS

Not applicable.

H.        DOCUMENTS ON DISPLAY

We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at Room 1024,450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

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

The effective date of the registration statement (No. 333-68142) for our initial public offering of our ordinary shares, NIS 0.05 par value, was October 3, 2001. The offering commenced on October 4, 2001, and terminated after the sale of all the securities registered. The co-lead managing underwriters for the offering were Lehman Brothers Inc. and Credit Suisse First Boston Corporation. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option. We sold 5,000,000 ordinary shares at an aggregate offering price of $60 million representing a price per share of $12.00. Under the terms of the offering, we incurred aggregate underwriting discounts of $4.2 million. We also incurred expenses of $2.6 million in connection with the offering. None of the amounts was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owing ten percent or more of any class of our equity securities, or to any of our affiliates.

The net proceeds that we received as a result of the offering were $53.2 million. As of December 31, 2002, the net proceeds have been used as follows:

Use of Proceeds	Description	Amount (in thousands)

Construction of plant, buildings and facilities	—	$—
Purchase and installation of machinery and equipment	Computers, office equipment, installment for semi-automated production lines	9,490
Purchase of real estate	—	—
Repayment of indebtedness	Capital lease obligation for motor vehicles	69
Working capital	Operating expenses	28,325
Temporary investments	—	—
Any other use involving $100,000 of the proceeds	—	—

Total:		$37,884

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures.

Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-33 incorporated herein by reference.

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

4.3	Purchase Order and Addendum Thereto, dated as of September 6, 1998, by and between Photobit Corporation and the Registrant.†

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

4.10

Lease Agreement, dated as of November 26, 2001, by and between Ska’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.

4.11	Summary of Material Terms of Addendum, dated December 2002, to Lease Agreement, dated as of November 26, 2001, by and between Ska’ar Yoqneam and the Registrant.

8.0	List of subsidiaries of the Registrant.

10.1	Consent of KPMG Somekh Chaikin, independent accountants.

10.2	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

10.3	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

______________

†          Portions of this exhibit were omitted and have been filed separately with the Secretary of the Commission on April 10, 2003, pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

*          This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIVEN IMAGING LTD.
By:	/s/ GAVRIEL MERON

Name: Gavriel Meron Title: President, Chief Executive Officer and Director

By:	/s/ ZVI BEN DAVID

Name: Zvi Ben David Title: Vice President and Chief Financial Officer

Date: April 10, 2003

CERTIFICATIONS

I, Gavriel Meron, certify that:

1.         I have reviewed this annual report on Form 20-F of Given Imaging Ltd.;

2.         Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.         Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.         The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.        designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.        evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.        presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.         The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.        all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.        any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.         The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 10, 2003
/s/ GAVRIEL MERON

Gavriel Meron President, Chief Executive Officer and Director

CERTIFICATIONS

I, Zvi-Ben-David, certify that:

1.         I have reviewed this annual report on Form 20-F of Given Imaging Ltd.;

2.         Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.        Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.         The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d.        designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e.        evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

f.         presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.        The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

c.        all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

d.        any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.        The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 10, 2003
/s/ ZVI BEN DAVID

Zvi Ben David Vice President and Chief Financial Officer

Given Imaging Ltd.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Shareholders of Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the consolidated results of its operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Somekh Chaikin
Somekh Chaikin Certified Public Accountants (Israel) A member of KPMG International February 12, 2003

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

		December 31

	Note	2001	2002

Assets

Current assets
Cash and cash equivalents	1D; 2	$61,230	$35,792
Accounts receivable:
Trade		2,470	6,865
Other	3	853	1,485
Inventories	1E; 4	3,257	10,659
Prepaid expenses	1F	1,149	1,258

Total current assets		68,959	56,059

Deposits		104	192

Assets held for severance benefits	1G; 9	353	674

Fixed assets, at cost, less accumulated depreciation	1H; 5	5,104	9,967

Other assets, at cost, less accumulated amortization	1I; 6	1,403	1,836

Total Assets		$75,923	$68,728

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

		December 31

	Note	2001	2002

Liabilities and shareholders’ equity

Current liabilities

Current installments of obligation under capital lease	7B	$62	$56
Accounts payable:
Trade		2,765	4,990
Other	8	3,032	6,279
Related parties	14	16	35
Deferred revenue	1N	193	727

Total current liabilities		6,068	12,087

Long-term liabilities
Obligation under capital lease, net	7B	105	47
Liability for employee severance benefits	9	417	835

Total long-term liabilities		522	882

Total liabilities		6,590	12,969

Commitments and contingencies	7

Minority interest		—	2,182

Shareholders’ equity
Share capital:	11
Ordinary Shares, NIS 0.05 par value each (60,000,000 shares authorized; 25,104,913 and 25,373,513 shares issued and fully paid at December 31, 2001 and 2002, respectively)		296	298
Additional paid-in capital		100,103	100,262
Capital reserve		—	2,166
Unearned compensation		(350)	(123)
Accumulated deficit		(30,716)	(49,026)

Total shareholders’ equity		69,333	53,577

Total liabilities and shareholders’ equity		$75,923	$68,728

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements Of Operations
(In thousands except per share data)

		Year ended December 31,

	Note	2000	2001	2002

Revenues	1N; 12	$—	$4,733	$28,904
Cost of revenues		—	2,476	11,907

Gross profit		—	2,257	16,997

Operating expenses
Research and development, gross	1Q	(4,137)	(6,156)	(8,609)
Royalty bearing participation	1O	312	44	—

Research and development, net		(3,825)	(6,112)	(8,609)

Sales and marketing expenses		(2,923)	(12,902)	(22,681)
General and administrative expenses		(1,224)	(2,664)	(4,749)

Total operating expenses		(7,972)	(21,678)	(36,039)

Operating loss		(7,972)	(19,421)	(19,042)

Financing income, net		433	764	1,469
Other expenses, net		—	—	(711)

Loss before taxes on income		(7,539)	(18,657)	(18,284)
Taxes on income	1P; 13	—	—	—

Loss before minority share		(7,539)	(18,657)	(18,284)

Minority share in profits of subsidiary		—	—	(26)

Net loss		$(7,539)	$(18,657)	$(18,310)

Basic and diluted loss per ordinary share	1K; 10	$ (1.14)	$ (1.60)	$(0.73)

Weighted average number of Ordinary Shares outstanding used in basic and diluted loss per Ordinary Share calculation	1K; 10	8,804,188	12,879,369	25,182,563

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements Of Changes In Shareholders’ Equity
(In thousands except per share data)

	Series A Preferred Shares		Ordinary shares		Additional Paid-In Capital	Capital Reserve	Unearned Compensation	Accumulated Deficit	Total

	Shares	Amount	Shares	Amount

Balance as of January 1, 2000	—	$—	8,804,188	$103	$4,497	$—	$(293)	$(2,856)	$1,451

Changes during the year 2000:

Receipts on account of preferred shares	—	—	—	—	4,944	—	—	—	4,944
Preferred shares issued	9,030,333	107	—	—	23,297	—	—	—	23,404
Non-cash issuance of preferred shares	85,592	—	—	—	300	—	—	—	300
Dividend related to preferred shares	—	—	—	—	1,664	—	—	(1,664)	—
Allocation of employees’ stock options	—	—	—	—	434	—	(434)	—	—
Allocation of non-employees’ stock options	—	—	—	—	248	—	—	—	248
Amortization of unearned Compensation	—	—	—	—	—	—	267	—	267
Net loss	—	—	—	—	—	—	—	(7,539)	(7,539)

Balance as of December 31, 2000	9,115,925	107	8,804,188	103	35,384	—	(460)	(12,059)	23,075

Changes during the year 2001:
Conversion of preferred shares into Ordinary Shares	(9,115,925)	(107)	9,115,925	107	—	—	—	—	—
Ordinary shares issued	—	—	7,184,800	86	64,101		—	—	64,187
Allocation of employees’ stock options	—	—	—	—	251	—	(251)	—	—
Allocation of non-employees’ stock options	—	—	—	—	367	—	—	—	367
Amortization of unearned compensation	—	—	—	—	—	—	361	—	361
Net loss	—	—	—	—	—	—	—	(18,657)	(18,657)

Balance as of December 31, 2001	—	—	25,104,913	296	100,103	—	(350)	(30,716)	69,333

Changes during the year 2002:
Exercise of stock options	—	—	268,600	2	159	—	—	—	161
Amortization of unearned compensation	—	—	—	—	—	—	227	—	227
Capital reserve from issuance of shares in a newly formed subsidiary	—	—	—	—	—	2,166	—	—	2,166
Net loss	—	—	—	—	—	—	—	(18,310)	(18,310)

Balance as of December 31, 2002	—	$—	25,373,513	$298	$100,262	$2,166	$(123)	$(49,026)	$53,577

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements Of Cash Flows
(In thousands)

	Year ended December 31,

	2000	2001	2002

Cash flows from operating activities:
Net loss	$(7,539)	$(18,657)	$(18,310)

Adjustments required to reconcile net loss to net cash used in operating activities:

Minority share in losses of subsidiary	—	—	26
Depreciation and amortization	289	1,074	2,176
Employees’ stock options	267	361	227
Non employees’ stock options	248	367	—
Other	40	41	97
Increase in accounts receivable - trade	—	(2,470)	(4,395)
Increase in other accounts receivable	(224)	(534)	(633)
Increase in prepaid expenses	(138)	(984)	(109)
Decrease (increase) in advances to suppliers	(259)	259	—
Increase in inventories	(619)	(2,638)	(7,402)
Increase in accounts payable	1,631	3,775	5,537
Increase in deferred revenue	—	193	534
Increase (decrease) in payable to related parties	(13)	15	19

Net cash used in operating activities	$(6,317)	$(19,198)	$(22,233)

Cash flows from investing activities:
Purchase of fixed assets and other assets	$(2,402)	$(4,955)	$(7,472)
Proceeds from sales of fixed assets	3	7	—
Refund of deposits	11	—	—
Deposits	(47)	(57)	(88)

Net cash used in investing activities	$(2,435)	$(5,005)	$(7,560)

Cash flows from financing activities:
Principal payments on capital lease obligation	$(54)	$(56)	$(64)
Proceeds from the issuance of Ordinary Shares	—	64,187	161
Proceeds from issuance of shares by consolidated subsidiary	—	—	4,322
Proceeds from the issuance of Series A Preferred Shares	28,648	—	—

Net cash provided by financing activities	$28,594	$64,131	$4,419

Effect of exchange rate changes on cash	$10	$(58)	$(64)

Increase (decrease) in cash and cash equivalents	$19,852	$39,870	$(25,438)
Cash and cash equivalents at beginning of year	1,508	21,360	61,230

Cash and cash equivalents at end of year	$21,360	$61,230	$35,792

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements Of Cash Flows (Continued)
(In thousands)

(a)       Non-cash transactions

	Year ended December 31,

	2000	2001	2002

Capital lease obligations	$53	$28	$—
Deemed dividend	$1,664	$—	$—

(b)       Supplementary cash flow information

	Year ended December 31,

	2000	2001	2002

Interest paid	$17	$12	$7
Income taxes paid	$19	$75	$79

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

A.       General

1.        Given Imaging Ltd. (the “Company”) was incorporated in Israel in January 1998. The Company has generated revenues from sales of its products commencing the third quarter of 2001. Due in large part to the significant expenditures required to develop and market its product, the Company has generated losses each year since its inception.

The Company has developed the Given System, a proprietary wireless imaging system that represents a new approach to visual examination of the gastrointestinal tract. The system uses a miniaturized video camera contained in a capsule that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

The Given System consists of three principal components:

•          a single-use, disposable M2A color-imaging capsule that is ingested by the patient;

•          a portable data recorder and array of sensors that are worn by the patient; and

•          a computer workstation with a proprietary RAPID software for downloading, processing and analyzing recorded data.

The Company has designed the Given System to be administered on an outpatient basis. After the patient swallows the M2A capsule, the capsule moves naturally through the digestive system without causing discomfort. During a typical seven-hour test the M2A capsule transmits 50,000 images to the portable data recorder while the patient continues normal daily activities. After the patient returns the data recorder to the physician at his or her convenience, the Company’s proprietary RAPID software processes the images into a high quality video stream that a physician can review in about one hour.

On August 1, 2001, the U.S. Food and Drug Administration (the “FDA”) cleared the marketing in the United States of the Company’s swallowable video capsule.

The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company’s future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement for its products.

2.        On October 10, 2001, the Company completed an Initial Public of its ordinary shares and listing on the NASDAQ National Market.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

A.       General (continued)

3.        On March 6, 2002, the Company requested the withdrawal of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 2002 for a proposed secondary offering of its Ordinary shares. No securities were sold pursuant to the Registration Statement. The Company determined not to proceed with the registration and sale of the securities covered by the Registration Statement due to market conditions.

4.        Commencing with the second quarter of 2002, the Company is no longer considered a development stage company and has therefore ceased applying SFAS 7.

B.        Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in the USA, Germany, France, the Netherlands and Australia and its 51% owned subsidiary in Japan (see Note 7D). The accounts of its subsidiaries are consolidated from the date of their inception. All significant intercompany balances and transactions have been eliminated in consolidation.

All the subsidiaries were established for the purpose of marketing and selling the Given System.

C.       Functional and reporting currency

The accounting records of the Company are maintained in New Israeli Shekels (“NIS”) and U.S. dollars. The Company’s functional and reporting currency is the U.S. dollar.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the reporting currency using current exchange rates. Gains and losses from the translation of foreign currency balances are recorded in the statement of operations.

The Company currently has no plans to pay dividends and has not determined the currency in which any dividends would be paid.

D.       Cash and cash equivalents

All highly-liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

E.        Inventories

Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials and finished goods, and on the basis of actual manufacturing costs for work in progress and sub-contractors.

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

H.       Fixed assets

Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Office furniture, leasehold improvements,
laboratory equipment and other equipment	6 - 15
Computers, software and related equipment	20 - 33
Machinery and equipment	15
Motor vehicles	15

Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments. Such assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

I.         Other assets

1.        The Company develops proprietary software for its computer workstations that permits downloading and viewing recorded data from the portable data recorder. The costs of developing this software are capitalized in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“Statement 86”). As such, capitalization of software development costs begins upon the establishment of technological feasibility as defined in Statement 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized on a straight-line basis over the expected life of the related product which is generally three years.

2.        Legal expenses related to patent and trademark registration have been capitalized and depreciated over the remaining life of the asset, which is generally eight years.

3.        Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s web site that are capitalized and depreciated over their estimated useful lives which are generally three years.

J.        Stock compensation plans

Employees

The Company has adopted Financial Accounting Standards Board’s Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”) which permits entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB Opinion No. 25”) and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123” (“Statement 148”).

The Company applies the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors. As such, the Company computes and records compensation expense for grants whose terms are fixed with respect to the number of shares and option price only if the market price on the date of grant exceeds the exercise price of the stock option. The compensation cost for the fixed plans is recorded over the period the employee performs the service to which the stock compensation relates.

Non-Employees

The Company applies the fair value-based method of accounting set forth in Statement 123 to account for stock based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options expected to vest on the date the options are granted to the non-employees.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

K.       Loss per Ordinary Share

Basic and diluted loss per Ordinary Share is presented in conformity with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”, for all years presented. Basic loss per Ordinary Share is calculated by dividing the net loss attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. The computation of diluted loss per Ordinary Share assumes the issuance of Ordinary Shares for all potential dilutive Ordinary Shares outstanding during the reporting year. The dilutive effect of stock options is considered in per share calculations if dilutive, using the treasury stock method.

L.        Use of estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

M.      Impairment of long-lived assets and certain intangibles

The Company accounts for long-lived assets and certain intangible assets in accordance with the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“Statement 144”), which supercedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of ”.

This Statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Assets to be disposed of are reported at the lower of the carrying amount of fair value less cost to sell.

The adoption of Statement 144 had no impact on the Company’s financial position or results of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

N.       Revenue recognition

The Company derives principally all of its revenues from sales of its gastrointestinal diagnostic system (Given System). The Given System consists principally of the disposable M2A color-imaging capsule, a portable data recorder with an array of sensors and a computer workstation equipped with the Company’s proprietary RAPID software.

Revenues from sales of products are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”) upon delivery provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

For sale contracts which include a Post Contract Customer Support (“PCS”) component, revenues from PCS are deferred and recognized ratably over the term of the support period, which is generally one year.

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company’s policy is not to grant return rights.

O.       Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a deduction of research and development expenses.

Royalties payable to OCS are classified as cost of revenue.

P.        Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“Statement 109”).

Under Statement 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Q.       Research and development costs

Research and development costs are expensed as incurred.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

R.       Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security on sales to distributors.

S.        Recent accounting pronouncements

The Company examined the recently issued accounting standards SFAS No. 143, SFAS No. 145, SFAS No. 146, SFAS No. 147, FIN 45 and FIN 46 and believes that the adoption of these standards will not have a significant impact on the Company’s financial position or results of operations.

In November 2002, the Emerging Issues Task-Force issued its consensus on EITF 00-21, “Revenue arrangements with Multiple Deliverables” (“EITF 00-21”) which sets forth an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. The Company is examining the impact of EITF 00-21 and believes that the adoption of this standard will not have a significant impact on the Company’s financial position or results of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

S.         Recent accounting pronouncements (continued)

In December 2002, the FASB issued Statement 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” (“Statement 148”). The statement requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB 25. The disclosures required by Statement 148 are set forth in Note 11B.

The following table illustrates the effect on net loss and loss per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

	Year ended December 31

	2000	2001	2002

Net loss as reported	$(7,539)	$(18,657)	$(18,310)

Add: Application of compensation expenses according to Statement 123	(360)	(470)	(4,097)

Pro forma net loss	$(7,899)	$(19,127)	$(22,407)

Basic and diluted loss per Ordinary Share:
As reported	$(1.14)	$(1.60)	$(0.73)

Pro forma	$(1.18)	$(1.63)	$(0.89)

Note 2 - Cash and Cash Equivalents

	December 31

	2001	2002

Denominated in U.S. dollars	$59,180	$29,807
Denominated in New Israeli Shekels	1,066	575
Denominated in Euro	887	772
Denominated in Australian dollars	97	147
Denominated in Japanese Yen	—	4,491

	$61,230	$35,792

Cash equivalents in Israeli currency include bank deposits bearing annual interest rates of 7.95% unlinked to the Israeli CPI. Cash equivalents in U.S. dollars include bank deposits bearing annual interest rates of 1.25-1.58%. The original maturities of these cash equivalents did not exceed three months.

Note 3 - Accounts Receivable - Other

	December 31

	2001	2002

Government institutions	$611	$1,192
Related party (See Note 14C)	195	206
Other	47	87

	$853	$1,485

Note 4 - Inventories

	December 31

	2001	2002

Raw materials and components	$1,056	$3,838
Work in progress	1,231	2,342
Finished goods	851	4,479
Workstations for demonstration, net	119	—

	$3,257	$10,659

Note 5 - Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31

	2001	2002

Computers and software	$2,120	$3,352
Instruments and laboratory equipment	323	450
Leasehold improvements	498	1,069
Motor vehicles	312	267
Machinery and equipment	2,217	6,767
Communication equipment	209	296
Office furniture and equipment	617	756

Fixed assets	6,296	12,957
Accumulated depreciation	(1,192)	(2,990)

Fixed assets less accumulated depreciation	$5,104	$9,967

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 are $258, $859 and $ 1,757, respectively.

Note 6 - Other Assets, at Cost, Less Accumulated Amortization

	December 31

	2001	2002

Software development costs	$535	$647
Patents and trademarks	667	1,242
Web site application and infrastructure	431	596

Other assets	1,633	2,485
Accumulated amortization	(230)	(649)

Other assets, net	$1,403	$1,836

Amortization expense for the years ended December 31, 2000, 2001 and 2002 are $27, $203 and $419, respectively.

Note 7 - Commitments and Contingencies

A.       Office of the Chief Scientist Grants

The Company’s research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). In return for the OCS’s participation, the Company is committed to pay royalties to the Israeli Government at a rate of 3% to 5% of the sales of its product, up to 100% of the amount of the grants received (for grants received under programs approved subsequent to January 1, 1999 - 100% plus interest at LIBOR). The grants are deducted from research and development expenses. Grants received in advance of the corresponding expenditures incurred are recorded as a liability. The Company is entitled to the grants only upon incurring research and development expenditures. The Company is not obligated to repay any amount received from OCS if the research effort is unsuccessful or if no products are sold. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval. Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. The Company received from the OCS office a total amount of $1,197 of which it is already paid or provided for $1,009. The total outstanding obligation for royalties, based on royalty-bearing government participation totaled approximately $188 as of December 31, 2002. Royalties payable to the OCS are classified in cost of revenues.

B.        Leases

Capital leases for motor vehicles

The capital leases are to be repaid in five years and bear interest of Libor + 1.35%. The vehicles are pledged as collateral.

Operating leases

In April 2000, the Company entered into a lease agreement for offices and manufacturing space in Yoqneam, Israel. In August 2001, the Company leased additional space under the same terms and conditions of the original lease agreement. The lease is for a five-year period and the Company has options to extend the lease term, the first option is for 24 months and the second option is for an additional 34 months. The monthly rental and maintenance payment is $37. The Company furnished the lessor with an unconditional bank guarantee in the amount of $104 to guarantee its performance under the terms of the lease agreement.

In November 2001, the Company entered into another lease agreement for manufacturing space in Yoqneam, Israel. The lease is for 63 months and the Company has an option to extend the lease term for an additional 60 months. The monthly rental payment is $20. The maintenance payments will be according to actual costs with additional 15% management fees. In December 2002, the Company expanded existing lease space under the terms of the original agreement. The Company furnished an unconditional bank guarantee in the amount of $260 to guarantee its performance under the terms of the lease agreement.

Note 7 - Commitments and Contingencies (continued)

B.        Leases (continued)

Operating leases (continued)

In March 2000, the Company’s U.S. subsidiary leased office space and office equipment under noncancelable operating lease agreements which expire at various dates through 2006. It deposited $5 to guarantee its performance under the terms of the agreement. In May 2002, the U.S. Subsidiary expanded existing lease space under the terms of the original agreement.

In March 2001, the Company’s German subsidiary leased office space with fixtures under an operating lease agreement which expires February 28, 2006. The operating lease agreement includes two clauses for early termination of the agreement. The operating lease agreement can be terminated after 3 years (February 29, 2004) with a penalty payment of $20 or after 4 years (February 28, 2005) with a penalty payment of $12. The subsidiary furnished the lessor with an unconditional bank guarantee in the amount of $25 to guarantee its performance under the terms of the lease agreement.

In October 2001, the Company’s French subsidiary leased office space for nine years with a cancellation feature at the end of every three-year period. It deposited $27 to guarantee its performance under the terms of this agreement.

During 2000, the Company signed motor vehicle operating lease agreements. The term for each lease agreement is forty-four months. The Company deposited $101 to guarantee its performance under the terms of the operating lease agreement.

During 2001 and 2002, the Company’s German subsidiary signed several motor vehicles lease agreements. The term of each lease agreement is thirty-six-months with the exception of one agreement which has a forty-eight months term. The subsidiary deposited $42 to guarantee its performance under the terms of the lease agreements with the exception for two agreements. One is secured by a bank guarantee in the amount of $12 and the second is secured by a bank guarantee in the amount of $24.

In December 2001 and 2002, the Company’s French subsidiary leased vehicles under various operating leases which expire at various dates through 2005.

Future minimum capital lease payments and future minimum lease payments under operating leases are:

	December 31, 2002

	Capital leases	Operating leases

2003	$ 56	$ 1,747
2004	44	1,604
2005	3	1,080
2006	—	465

	$ 103	$ 4,896

Office and manufacturing rental expense under the lease agreements for the years ended December 31, 2000, 2001 and 2002 are $223, $516 and $950, respectively.

Note 7 - Commitments and Contingencies (continued)

C.       Agreements with Pemstar Inc.

To facilitate the transition of the Company to automated production, in August 2001 it entered into a purchase and sale agreement with Pemstar Inc., a U.S. electronics manufacturing service and equipment company, pursuant to which the Company issued a purchase order for a semi-automated production line. The line was delivered and started production during 2002. The Company also issued an additional purchase order for a semi-automated production line which Pemstar will store at its facilities outside of Israel as a back-up production line for operation on 60 days notice. The back-up production line has been delivered.

During 2002, the Company has also entered a one year non-exclusive technical services agreement with Pemstar, pursuant to which Pemstar will provide the Company with technical services relating to the manufacture of the M2A capsule and purchasing the components necessary for producing the M2A capsule, either through the Company or directly from the suppliers.

In consideration of providing these services to the Company, the Company pays Pemstar a monthly fixed amount for each functional M2A capsule that is delivered to the Company. This amount will decrease as the volume of M2A capsules produced increase.

The Company has an option to extend the term of the technical services agreement for an additional year on the same terms and for an additional two years on negotiated terms.

D.       Japanese Subsidiary

In May 2002, the Company signed an agreement with Marubeni Corporation and Suzuken Co. Ltd. (“the Partners”) for the purpose of investment in a wholly-owned subsidiary in Japan, Given Imaging KK. According to the agreement, the Partners invested $4.3 million in consideration for 49% of Given Imaging KK equity. Since Given Imaging KK was a newly formed subsidiary, the changes in the Company’s proportionate share of Given KK’s equity resulting from the Partners’ investment have been accounted for as an equity transaction and a capital reserve of $2.2 million as a result of this investment.

E.        Legal claims

1.        On November 25, 2002, the Company filed a lawsuit against a former employee and against two companies, one which he founded and the other a wholly-owned subsidiary of the first company for which he is now working (together, the “Defendants”) relating to certain patent applications filed by the former employee. The Company seeks a declaratory judgment that the above patent applications are the sole property of the Company. On January 13, 2003, the Defendants filed a counterclaim against the Company and its CEO. The Defendants seek declaratory judgment claiming that the Company abused legal proceedings, filed a frivolous lawsuit, acted in bad-faith, damaged the Defendant’s reputation and that the lawsuit is an unfair interference of the Defendants’ business.

Note 7 - Commitments and Contingencies (continued)

E.        Legal claims (continued)

On January 25, 2003, members of the Company’s Board of Directors received correspondence from third parties that invested in the Defendants (the “Investors”). The Investors claim that the members of the Company’s Board of Directors are liable for the Company’s conduct with respect to the former employee’s patent application and the filing of the lawsuit against the Defendants. The Investors demand that the Company withdraw its lawsuit, and compensate them in the amount of $100.

The Company believes that its complaint against the Defendants has merit and that it should prevail.

Accordingly, since both the counterclaim and the correspondence to the directors are based on the allegation that the complaint was without grounds, the Company believes that both the counterclaim and the correspondence received by the Company’s Board of Directors are both without merit and intends to vigorously defend against them.

2.        On November 14, 2002, the Company received correspondence from a U.S. Corporation proposing to grant the Company a license under reasonable terms for a U.S. patent for the technology utilized by the Company in its disposable imaging capsule.

The Company believes that it is not utilizing any technology disclosed under any of the independent claims in said patents.

Note 8 - Accounts Payable - Other

	December 31

	2001	2002

Government institutions	$198	$559
Liabilities to employees	1,618	2,933
Advances from customers	399	214
Warranty	15	95
Chief Scientist Royalties	141	490
Accrued expenses	661	1,988

	$3,032	$6,279

Note 9 - Liability in Respect of Employee Severance Benefits

Under Israeli law and labor agreements the Company is required to pay severance benefits to its dismissed employees and employees leaving its employment under certain circumstances. The Company’s liability for severance benefits is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The provision for employee severance benefits included in the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included in the balance sheet represents the Company’s contributions to severance pay funds and to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute a percentage of their salary in any one year, subject to a regulatory limit. The Company makes matching contributions of up to 3% of an employee’s salary. Employees are immediately vested in the Company’s contributions.

Expenses recorded in respect of severance pay for the years ended December 31, 2000, 2001 and 2002 are $169, $339, and $418, respectively.

Note 10 - Loss Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated.

	Year ended December 31,

	2000	2001	2002

Net loss	$(7,539)	$(18,657)	$(18,310)

Dividend related to Series A Preferred Shares (see Note 11C)	(1,664)	—	—
Interest accrued on Preferred Shares	(841)	(1,888)	—

Net loss attributable to Ordinary Shares	$(10,044)	$(20,545)	$(18,310)

Weighted average number of Ordinary Shares outstanding used in basic loss per Ordinary Share calculation	8,804,188	12,879,369	25,182,563

Add assumed exercise of outstanding dilutive potential Ordinary Shares	—	—	—

Weighted average number of Ordinary Shares outstanding used in diluted loss per Ordinary Share calculation	8,804,188	12,879,369	25,182,563

Basic loss per Ordinary Share	$(1.14)	$(1.60)	$(0.73)

Diluted loss per Ordinary Share	$(1.14)	$(1.60)	$(0.73)

The Company had 2,977,463 options outstanding as of December 31, 2002 that could potentially dilute basic loss per ordinary share in future periods but which were not included in diluted loss per Ordinary Share because their effect on the periods presented was antidilutive.

Note 11 - Share Capital

A.       Ordinary shares

(1)      Rights attached to shares

All of the issued and outstanding Ordinary Shares of the Company are duly authorized, validly issued, fully paid and non-assessable. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum of association, its articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.

(2)      On October 10, 2001, the Company:

(i)        Increased its registered share capital by NIS 2,250,000, divided into 45,000,000 ordinary shares, par value NIS 0.05 per share, such that following the increase the registered share capital of the Company was NIS 3,000,000 divided into 60,000,000 ordinary shares, par value NIS 0.05 per share.

(ii)       converted all of its preferred shares into ordinary shares on a one-to-one basis.

(iii)     effected a three-for-five share consolidation of its ordinary shares.

(iv)      issued an aggregate of 1,665,000 ordinary shares to some of the shareholders pursuant to the exercise of the options granted to these shareholders for an aggregate cash exercise price of $5.0 million representing a price per share of $3.00, and

(v)       issued 5,000,000 ordinary shares in an initial public offering and listing on the Nasdaq National Market and 500,000 ordinary shares in a private placement to PW Junpier Crossover Fund LLC, in both cases at a price of $12.00 per share.

The total proceeds that the Company received from the transactions described in (v), net of underwriting discounts and offering expenses, were approximately $64.2 million.

Note 11 - Share Capital (cont’d)

B.        Employees’ and non employees’ stock options

In 1998, the Company adopted a stock option plan for employees and consultants involving up to 10% of the Company’s share capital. Each option entitles the holder to purchase one Ordinary A Share (as of the IPO date - one Ordinary Share) of par value NIS 0.05. The options vest over a period of four years and are exercisable for a period of ten years from the date of grant. The options are held in trust on behalf of the Israeli employees, in accordance with Section 102 of the Income Tax Ordinance in Israel and related regulations.

In 2000, the Company adopted the 2000 Stock Option Plan (“2000 Plan”). Under the 2000 Plan, the Board of Directors (or a compensation committee appointed and maintained by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. As at December 31, 2002 the number of Ordinary Shares of the Company, par value NIS 0.05 per share, that are reserved for the exercise of options granted under the 2000 Plan is 3,456,183.

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

Options granted to Israeli optionees are designated as Section 102 options or Section 3(i) options within the meaning of the Israeli Income Tax Ordinance and related regulations. (See Note 13A(4)(b) regarding the Israel Tax Reform).

Options granted to non-Israeli optionees may or may not contain such terms as will qualify such options as Incentive Stock Options (“ISOs”) within the meaning of Section 422(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”). Options that do not contain terms that will qualify them as ISOs are referred to herein as Non-Qualified Stock Options. Each option agreement is required to state whether such option will or will not be treated as an ISO. No ISO is granted unless such option, when granted, qualifies as an “incentive stock option” under Section 422 of the Code.

Compensation expense related to options issued has been calculated based on the difference between the market price of the underlying shares and the option’s exercise price. Prior to the IPO date (October 4, 2001), the market price of the underlying shares was estimated on the basis of the price that was paid by various third parties, as well as increases in value attributable to the achievement of milestones in the Company’s business plan. The share price paid by third parties has been adjusted upwards between the dates of the various private offerings. Following the IPO date (October 4, 2001), the market price represents the underlying listed price on the NASDAQ National Market.

Note 11 - Share Capital (cont’d)

B.        Employees’ and non employees’ stock options

The Company applies APB Opinion No. 25 and recorded compensation expense of $267, $361 and $227 in the years ended December 31, 2000, 2001 and 2002, respectively, according to the intrinsic value of the above options. (See paragraph b hereunder).

The Company applies Statement 123 in respect of options granted to consultants and recorded compensation expense of $248, $367 and $0 in the years ended December 31, 2000, 2001 and 2002, respectively, related to the above options according to the Black-Scholes model.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors.

The following table illustrates the effect on net loss and loss per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

	Year ended December 31,

	2000	2001	2002

Net loss as reported	$(7,539)	$(18,657)	$(18,310)

Add: Application of compensation expenses according to Statement 123	(360)	(470)	(4,097)

Pro forma net loss	$(7,899)	$(19,127)	$(22,407)

Basic and diluted loss per Ordinary Share:
As reported	$(1.14)	$(1.60)	$(0.73)

Pro forma	$(1.18)	$(1.63)	$(0.89)

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.         Dividend yield of zero percent.

2.         Risk-free interest rate of 6.00%, 2.00% and 2.00% for December 31, 2000, 2001 and 2002, respectively, which represents the risk free interest rates to dollar-linked financial instruments as published by the Israeli Stock Exchange.

3.         Estimated expected lives of seven years as of the date of grant.

4.         Expected average volatility of 65%, 55% and 100%, for December 31, 2000, 2001 and 2002, respectively which represents a weighted average standard deviation rate for the stock prices of similar companies currently traded in the NASDAQ National Market.

Note 11 - Share Capital (continued)

B.        Employees’ and non employees’ stock options (continued)

The following table summarizes information relating to stock options for Ordinary Shares outstanding as of the years indicated:

	Options outstanding		Options exercisable

Exercise price	Number outstanding at December 31, 2002	Weighted average remaining contractual life (in years)	Number exercisable at December 31, 2002

NIS 0.05	531,036	5.8	483,282
$1.00	33,000	6.1	25,500
$1.250	12,000	7.8	12,000
$1.268	201,500	6.9	137,000
$2.628	315,375	7.5	189,188
$3.505	616,332	7.8	309,366
$4.667	190,920	8.3	—
$8.700	32,000	9.8	—
$9.260	21,000	10.0	—
$11.70	88,800	8.7	21,000
$12.00	444,000	9.0	59,000
$12.15	372,500	9.6	—
$12.45	20,500	9.2	—
$12.95	10,000	9.1	—
$13.00	39,500	9.1	—
$13.85	45,000	9.3	—
$14.30	2,000	9.0	—
$16.40	2,000	9.0	—

	2,977,463		1,236,336

Note 11 - Share Capital (continued)

B.        Employees’ and non employees’ stock options (continued)

The option allotments are as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value

Balance at January 1, 2000	804,828
Granted (*)	1,207,515	2.63	3.14
Forfeited	(43,800)	1.14	1.20

Balance at December 31, 2000	1,968,543
Granted (*)	721,140	9.16	9.57
Forfeited	(40,020)	2.77	3.46

Balance at December 31, 2001	2,649,663
Granted	679,000	12.06	11.60
Forfeited	(82,600)	9.02	9.42
Exercised	(268,600)	0.60	1.91

Balance at December 31, 2002	2,977,463

   (*)    Including 87,000 options granted to consultants at a weighted average exercise price of $1.67 per share in 2000 and 21,000 at a weighted average exercise price of $7 per share in 2001. The options granted are fully vested and non-forfeitable.

The following summarizes the departmental allocation of the stock-based compensation charge:

	Year ended December 31,

	2000	2001	2002

Research and development costs	$441	$463	$73
Selling and marketing expenses	7	165	77
General and administrative expenses	67	100	77

	$515	$728	$227

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

Note 12 - Revenues

A.       Revenues by activities

	Year ended December 31,

	2000	2001	2002

Workstations and recorders	$—	$3,325	$17,230
M2A capsule	—	1,362	10,889
Maintenance	—	46	785

	$—	$4,733	$28,904

B.        Revenues by geographic areas

	Year ended December 31,

	2000	2001	2002

United States	$—	$2,252	$15,648
Europe	—	1,972	8,334
Rest of the world	—	509	4,922

	$—	$4,733	$28,904

Note 13 - Taxes on Income

A.       Company

(1)      Israeli income tax is computed on the basis of the Company’s results in nominal NIS determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Israeli tax law, the Company was awarded “Approved Enterprise” status under the government alternative benefits track. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an approved enterprise, and reduced tax rates on dividends originating from this income. The income derived from an approved enterprise will be exempt from tax for a ten year period, commencing on the date that taxable income is first generated by the approved enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). As of December 31, 2002, the benefit term had not commenced.

On December 30, 2002, the Company received an approval from the Investment Center for the expansion of its production capacity during the next two years under the alternative benefits track. The investments are expected to amount to $4.9 million and will be invested in its facilities in Yoqneam. The plan is subject to certain terms set forth in the approval letter.

Note 13 - Taxes on Income (continued)

A.       Company (continued)

Dividend distributions originating from the income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the approved enterprise, and on which the Company received a tax exemption, income from which the dividend is distributed will be subject to corporate taxes at rates varying from 10% - 25% depending on the percentage of foreign investment holding in the Company as defined by the Law.

If the Company derives income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (36%).

(2)      The Company has net operating loss carryforwards in Israel of approximately $ 26.5 million as of December 31, 2002. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.

(3)      The Company is exempt from tax for a ten-year period. Therefore, the Company has not recorded deferred tax assets and liabilities.

(4)      Israel Tax Reform

During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis from a territorial basis to a worldwide basis.

The main provisions of the tax reform that may affect the Company are as follows:

(a)       Transfer pricing of international transactions with related parties

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company considers that its transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issuance of the Regulations.

Note 13 - Taxes on Income (continued)

A.       Company (continued)

(4)      Israel Tax Reform (continued)

(b)       Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company is considering the alternatives.

(c)       The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

B.        Subsidiaries

Because of operating losses, the Company’s subsidiaries, incurred no income tax expense for the period from inception through December 31, 2002. At December 31, 2002, the subsidiaries had local, federal and state net operating loss carryforwards of approximately $ 10,526.

C.       Deferred Taxes

The tax effects of significant items comprising the Company’s deferred taxes as of December 31, 2002:

Net operating tax assets regarding carry-forward losses of subsidiaries	$4,143
Start up costs and other timing differences	692
Less valuation allowance	(4,835)

Net deferred tax assets	$—

Note 14 - Related Parties Transactions and Balances

A.       The Company carried out transactions with companies considered to be “related parties”. All of these transactions are carried out under normal business conditions.

B.        Agreement with Rafael

On January 29, 1998, the Company entered into a technology purchase and license agreement (the “Technology Purchase Agreement”) with Rafael Armament Development authority (“Rafael”) which is a division of the Israeli Ministry of Defense.

Rafael is a related party because it beneficially owns 47.8% of the outstanding shares of RDC Rafael Development Corporation, which held approximately 23% of the Company’s shares.

Pursuant to the Technology Purchase Agreement, the Company purchased from Rafael for $30 all of Rafael’s rights to the technology associated with and the patent issued in connection with the prototype M2A capsule and system. Rafael and the Company each granted each other certain rights in connection with the know-how and technology associated with the M2A capsule and system, in the case of Rafael, solely for use in the military and security fields and, in the case of the Company, solely for commercial exploitation of the M2A capsule. In consideration for payment of royalties in an amount to be agreed upon, the Company and Rafael have agreed to grant to the other the exclusive right to use any improvements to the M2A capsule and system technology developed by the other party in these fields.

C.       Loan to the CEO

In March 1998, the Company entered into an employment agreement with its President and Chief Executive Office (CEO). This agreement terminates on August 1, 2003 unless earlier terminated by either the CEO or the Company upon 90 days notice. The Company may also terminate this agreement immediately for cause. Pursuant to this agreement, the Company granted to the CEO in August 2001 a loan of $200 bearing interest rate equal to the change in the Israeli consumer price index plus 4%. The loan will be repayable immediately if the CEO terminates his employment with the Company prior to August 1, 2003 or otherwise when he exercises any of his options at which time the Company may require collateral securing repayment of the loan and accrued interest.

Note 15 - Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits and accounts payable. The carrying amounts of these financial instruments approximates fair value.

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

4.3	Purchase Order and Addendum Thereto, dated as of September 6, 1998, by and between Photobit Corporation and the Registrant.†

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

4.10

Lease Agreement, dated as of November 26, 2001, by and between Ska’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.

4.11	Summary of Material Terms of Addendum, dated December 2002, to Lease Agreement, dated as of November 26, 2001, by and between Ska’ar Yoqneam and the Registrant.

8.0	List of subsidiaries of the Registrant.

10.1	Consent of KPMG Somekh Chaikin, independent accountants.

10.2	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

10.3	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

______________

†          Portions of this exhibit were omitted and have been filed separately with the Secretary of the Commission on April 10, 2003, pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

*          This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.