Form 20-F
period 2003-12-31
GIVEN IMAGING LTD
filed 2004-03-17
CIK 1126140

As filed with the Securities Exchange Commission on March 17, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

GIVEN IMAGING LTD.

(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

13 Ha’Yetzira Street
Yoqneam 20692, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value NIS 0.05 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2003:

25,649,188 Ordinary Shares, par value NIS 0.05 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

The selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated statements of operations data for the years ended December 31, 1999 and 2000, and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001, have been derived from our audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with generally accepted accounting principles in the United States. You should read the selected consolidated financial information set forth below in conjunction with our consolidated financial statements and the related notes as well as Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$—	$—	$4,733	$28,904	$40,539
Cost of revenues	—	—	2,476	11,907	13,551
Gross profit	—	—	2,257	16,997	26,988
Operating expenses:
Research and development, gross	(2,207)	(4,137)	(6,156)	(8,609)	(7,037)
Royalty-bearing participation	752	312	44	—	1,303
Research and development, net	(1,455)	(3,825)	(6,112)	(8,609)	(5,734)
Sales and marketing	(64)	(2,923)	(12,902)	(22,681)	(26,804)
General and administrative	(419)	(1,224)	(2,664)	(4,749)	(5,312)

Total operating expenses	(1,938)	(7,972)	(21,678)	(36,039)	(37,850)
Operating loss	(1,938)	(7,972)	(19,421)	(19,042)	(10,862)
Financing income, net	73	433	764	1,469	995
Other expenses, net	—	—	—	(711)	—
Loss before minority share	(1,865)	(7,539)	(18,657)	(18,284)	(9,867)
Minority share in losses (profits) of subsidiary	—	—	—	(26)	258
Net loss	$(1,865)	$(7,539)	$(18,657)	$(18,310)	$(9,609)
Basic and diluted loss per ordinary share (1)	$(0.23)	$(1.14)	$(1.60)	$(0.73)	$(0.38)
Ordinary shares used in computing basic and diluted loss per ordinary share (1)	8,029,973	8,804,188	12,879,369	25,182,563	25,493,073

	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,508	$21,360	$61,230	$35,792	$25,367
Working capital	1,133	20,584	62,891	43,972	34,970
Total assets	2,167	25,530	75,923	68,728	55,569
Long-term liabilities, net of current portion	219	317	522	882	1,192
Total liabilities	716	2,455	6,590	12,969	8,847
Accumulated deficit	(2,856)	(12,059)	(30,716)	(49,026)	(58,635)
Total shareholders’ equity	1,451	23,075	69,333	53,577	44,798

(1)	See Notes 1L and 10 of the notes to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•

expectations as to the timing of profitability, and the adequacy of our cash balances and cash flow from operations to support our operations or future growth, in general or for specified periods of time;

•	expectations as to raising additional financing;

•	statements as to the potential or expected expansion in acceptance of our current and future products by the medical community, particularly gastroenterologists;

•	statements as to expected increases in sales, operating results and certain expenses, including research and development and sales and marketing expenses;

•	statements as to anticipated reimbursement from U.S. and non-U.S. healthcare payors for our products;

•	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

•

expectations as to the market opportunities for the Given System and other products, including capsule endoscopes, for visualizing other sections of the gastrointestinal tract, such as the esophagus, stomach and the colon, as well as our ability to take advantage of those opportunities;

•	expectations as to the timing and content of future clinical studies and publications;

•	statements as to the expected outcome of legal and patent proceedings in which we are involved;

•	expectations as to the receipt and timing of regulatory clearances and approvals, and the anticipated timing of sales of the Given System in new markets or for new indications;

•	estimates of the impact of changes in currency exchange rates on our operating results;

•	expectations as to the adequacy of our inventory of critical components and finished products;

•	expectations as to the adequacy of our manufacturing facilities and the timing of any expansion; and

•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

In addition, statements that use the terms “believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this Form 20-F reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

RISK FACTORS

If we are unable to achieve broader penetration of the Given System among gastroenterologists, we will not be able to maintain our current growth rate.

Our principal product is the Given System, consisting of the M2A capsule and the related data recorder and computer workstation. In 2003, we sold 631 Given Systems and approximately 51,400 M2A capsules compared to 799 Given Systems and approximately 26,300 M2A capsules in 2002. As of December 31, 2003, we had sold a total of approximately 1,640 systems worldwide. We believe that the majority of our sales of the Given System to date were to physicians who are open to the adoption of new technologies. In order for our revenues to continue to grow we must increase our installed base of Given Systems among other physicians who may be slower to adopt new technologies. Our success in making sales of the Given System to these physicians depends on a number of factors. First, we must demonstrate that the Given System is clinically-effective and cost-effective in diagnosing a range of disorders of the gastrointestinal tract, and we must inform and educate both physicians and the third-party payors responsible for providing reimbursement coverage about the clinical and economic benefits of using the Given System. Second, we must broaden the indications for which the use of the Given System is reimbursed, expand the number of lives with access to such reimbursement and educate healthcare providers as to the clinical and economical benefits of using the Given System for such broader indications so that they are encouraged to adopt the Given System as an integral part of their practice. Although certain third-party payors already provide reimbursement for broader indications, such as suspected Crohn’s disease, most third-party payors cover the Given System’s use only for diagnosing suspected small intestinal bleeding. If we are unable to increase reimbursement for expanded indications and convince more physicians to adopt the Given System as an integral part of their practice, then the future penetration of the Given System among gastroenterologists may not be sufficient to maintain our current growth rate.

If we are unable to increase M2A capsule usage rates among gastroenterologists, we will not be able to maintain our current growth rate.

A substantial portion of our revenue growth has resulted from increased sales of the M2A capsule. Sales of the M2A capsule contributed $1.4 million, or 28.7%, of our revenues in 2001, $10.9 million, or 37.7%, in 2002, and $22.9 million, or 56.4% in 2003. While growth in the installed base of Given Systems is one factor that contributes to growth in sales of the M2A capsule, another factor is the number of capsules that are used during a given time period on each Given System, referred to as the usage rate. The usage rate per system during the last three years has varied slightly but has generally been approximately 1 M2A capsule per system per week in the United States and between 0.6 to 0.7 M2A capsules per system per week globally (including the United States). We are seeking to increase the usage rate by a number of methods, including attaining reimbursement coverage for broader indications, educating physicians regarding the clinical benefits of the M2A capsule and reducing the viewing time required for each examination. Increasing the usage rate of our customers is key to attracting new customers to purchase and use the Given System. If we are unable to increase the usage rate of the Given System, we may not be able to generate the revenues necessary to maintain our growth.

We may incur future losses and be unable to achieve long-term profitability.

We were formed in 1998 and recorded our initial sales of the Given System in the third quarter of 2001. We have generated losses each year since our inception and as of December 31, 2003, we had accumulated losses of $58.6 million. We achieved positive cashflow in the fourth quarter of 2003; however, we have significant operating expenses, particularly those associated with operating our direct sales and marketing operations in the United States, Germany and France. We must continue to increase our revenues from sales of the Given System and of the M2A capsules in the future in order to achieve and maintain our profitability. If we fail to do so, we may incur future losses and may be unable to achieve long-term profitability.

We currently depend on the Given System and the M2A capsule for substantially all of our revenues.

Sales of the Given System and service contract revenue associated with the Given System currently account for substantially all of our revenues. In November 2003, we launched our Patency System in Europe, which allows physicians to confirm free passage in a patient’s gastrointestinal tract by detecting obstructions or strictures. We plan to conduct clinical trials for the Patency System in the United States in 2004, and if results are positive, pursue FDA clearance. We also recently completed clinical feasibility testing of a newly-designed esophageal capsule in patients suffering from acid reflux symptoms, and we are currently conducting clinical trials to support a submission for FDA clearance for this capsule, which is required prior to commencing marketing in the United States. However, we expect that sales of the Given System will account for substantially all of our revenues for the foreseeable future. As a result, if we are unable to manufacture, market or sell the Given System, our financial condition and results of operations would be materially adversely affected.

If we are unable to expand reimbursement coverage from third-party healthcare payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing or using the Given System when compared to alternative procedures, demand for the Given System may not continue to grow.

Demand for the Given System depends in part on the eligibility of the Given System for reimbursement through government-sponsored healthcare payment systems and private third-party payors. In general, the process of obtaining reimbursement coverage approvals has been slower outside of the United States. Reimbursement practices vary significantly from country to country and within some countries, by region, and we must obtain reimbursement approvals on a country-by-country or region-by-region basis. We cannot assure our shareholders that we will obtain further approvals in a timely manner or at all. To date, the public healthcare systems in Austria, Denmark, Sweden, Switzerland and Portugal have approved budgets for capsule endoscopy procedures performed in public hospitals, providing coverage for the entire populations of approximately 39.5 million people of those countries. In Australia, reimbursement has been approved for procedures performed in public hospitals, providing coverage for approximately 19 million Australian citizens. In Japan, which we believe is an important potential market for the Given System, we completed the first phase of the approval process which is the conduct of a clinical study with the Given system on a total of 65 patients in two hospitals. If we are unable to obtain reimbursement approvals in additional countries, particularly Japan, we may be unable to generate sufficient sales to continue to grow.

In the United States, a Current Procedural Terminology, or CPT, code is generally necessary to facilitate claims for reimbursement. In October 2003, the American Medical Association assigned a permanent CPT code specific to capsule endoscopy. However, the assignment of the CPT code does not require either Medicare carriers or private payors to cover capsule endoscopy. As of January 2004, Medicare carriers in 41 local jurisdictions covering approximately 37 million people and private payors, including three national and 31 local payors, covering approximately 114 million people, had adopted policies providing for reimbursement of capsule endoscopy. As of January 1, 2004, Medicare payment for use of the Given System in a physician’s office was $938 on a national average (which includes physician professional fees and the cost of the facility and supplies related to the procedure) and in a hospital outpatient setting was, on a national average, $184 for professional fees and $650 for the cost of the facility and supplies related to the procedure. These fees represent a 22%, 69% and 4% increase, respectively, over Medicare’s 2003 national average payments. To date, no official amounts for reimbursement by private payors have been published; however, the level of reimbursement paid by private payors in the United States is typically higher than Medicare. Nearly all of the reimbursement policies currently in effect in the United States require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing or using our product or does not adequately compensate physicians and health care providers compared to the other procedures they offer, we may be unable to generate sufficient sales to continue to grow.

Our future growth depends in part on our ability to market the Given System for a variety of disorders of the small intestine.

The Given System has been cleared by the U.S. Food and Drug Administration, or FDA, for the detection of disorders of the small intestine. However, in order to achieve sustained long-term growth we must successfully market the Given System for detection of a variety of disorders of the small intestine with high prevalence. Use of the Given System is highly dependent on the availability of third party reimbursement. All reimbursement policies issued for the Given System in the United States in 2002 by third party payors covered its use only for detection of suspected bleeding in the small intestine, which represents a small part of the total population with suspected disorders of the small intestine. In 2003, three Medicare carriers and five private payors, with a total insured population of more than 31 million, began covering capsule endoscopy also for suspected Crohn’s disease. In addition, in November 2003, Blue Cross and Blue Shield Association’s Medical Advisory Panel determined that capsule endoscopy meets the Association’s Technology Evaluation Center’s criteria for the initial diagnosis of patients with suspected Crohn’s disease, and a number of Blue Cross Blue Shield local carriers have issued policies adopting this determination. Our ability to further expand the use of the Given System depends substantially on our ability to demonstrate to additional governmental and private third-party payors the diagnostic and cost-effectiveness of the Given System for other disorders of the small intestine. If third-party payors do not accept our data as supporting coverage and reimbursement for the detection of other disorders of the small intestine, our ability to sell the Given System for the detection of these disorders would be harmed and our growth would be adversely affected.

Our future growth also depends in part on our ability to expand the use of the Given System to, or introduce other products for use in, other parts of the gastrointestinal tract.

The current M2A capsule is used to detect disorders in the small intestine. Our objective is to expand the use of the Given System by developing and introducing new capsules for visualizing other parts of the gastrointestinal tract, including the esophagus, the stomach and the colon. We recently completed clinical feasibility testing of a newly-designed esophageal capsule in patients suffering from acid reflux symptoms, and we are currently conducting clinical trials to support a submission for FDA clearance for this capsule, which is required prior to commencing marketing in the United States. There can be no assurance of widespread market acceptance of the Given System as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that we will succeed in marketing and selling capsules for use in other parts of the gastrointestinal tract. In addition, we will be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive and we cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the Given System in other parts of the gastrointestinal tract, we will be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of the Given System. If future clinical trials indicate that the Given System is not as clinically or cost-effective as current methods, or that it causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell the Given System for use in other parts of the gastrointestinal tract or obtain reimbursement coverage, and our growth would be adversely affected.

Changes in healthcare system policies may make it difficult for physicians, hospitals and other healthcare providers to obtain full reimbursement for the purchase of, and procedures using, the Given System, which could adversely affect demand for the Given System.

Some healthcare payors are moving toward a managed care system in which they contract to provide comprehensive healthcare for a fixed cost per person, irrespective of the amount of care actually provided. Therefore, the amount of reimbursement provided may not be sufficient to encourage physicians to purchase or utilize the Given System. We are unable to predict what changes will be made in the reimbursement policies of third-party payors. We could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement amounts or methods for procedures in which the Given System is used.

Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

Protection of our patent portfolio is key to our future success. We rely on patent protection, as well as a combination of copyright, trade secret, design and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents may be challenged, invalidated or circumvented by third parties. Our patent applications also may not issue as patents in a form that will be advantageous to us or at all. Our patents and applications cover particular aspects of our products and technology. There may be more effective technologies, designs or methods. If the most effective method is not covered by our patents or applications, it could have an adverse effect on our sales. If we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. The laws of foreign countries also may not protect our intellectual property rights to the same extent as the laws of the United States. Even if we adequately protect our intellectual property rights, litigation may be necessary to enforce these rights, which could result in substantial costs to us and a substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors or other parties could use the intellectual property that we have developed to enhance their products or make products similar to ours and compete more directly with us, which could result in a decrease in our market share. If we are not successful in challenging the competitor’s claims, our ability to market the Given System in that jurisdiction would be harmed.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. While we have attempted to ensure that the Given System does not infringe other parties’ patents and proprietary rights, our competitors or other parties may assert that our product and the methods it employs may be covered by patents held by them. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents which our product may infringe. If our products infringe a valid patent, we could be prevented from selling them unless we can obtain a license or redesign the product to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business.

We face competition from large, well-established manufacturers of existing technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general which compete for the limited capital expenditure budgets of customers.

We consider the current competition for the Given System to be existing technologies for detecting gastrointestinal disorders and diseases. Existing technologies include traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Pentax, and Fujinon. The principal manufacturers of equipment for radiological imaging are General Electric Medical Systems, Siemens AG, Philips Medical Systems Ltd., Toshiba Corporation, Shimadzu Corporation and Trex Medical Corporation for x-ray machinery. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If we are unable to convince physicians to adopt the Given System over the current technologies marketed by our competitors, our financial results will suffer. We are aware of research and development efforts by some of these companies and other individuals and companies to develop imaging capsules or other less invasive imaging techniques that may be competitive with the Given System. In addition, a government-funded consortium in South Korea has announced that it has developed and animal-tested a wireless imaging capsule. In addition to competition from products performing similar clinical functions to the Given System, there is also competition among gastrointestinal products for the limited capital expenditure budgets of customers. For example, another capital equipment item for gastroenterology that is priced similarly to our system may compete with our system for the same hospital capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment. If we are unable to market the Given System more effectively than other products which could be purchased using the same budget as the Given System, we may be unable to maintain our current growth rate.

We will be required to increase manufacturing quantities of the Given System and could encounter manufacturing problems or delays that could result in lost revenue.

As of December 2003, we had manufactured approximately 100,000 M2A capsules, initially using manual assembly techniques and currently using two semi-automatic production lines installed at our manufacturing facilities in Yoqneam, Israel. Our semi-automatic production lines have a combined capacity to manufacture approximately 350,000 M2A capsules per year. However, if demand for the M2A capsule continues to grow we will have to manufacture M2A capsules in quantities that we have not manufactured to date. We have installed a back-up semi-automatic production line at the facilities of Pemstar, Inc. in Ireland and we may order from Pemstar one or more fully-automated production lines for installation either at our facilities or Pemstar’s facilities, subject to approval from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. We may be unable to establish or maintain reliable, high-volume manufacturing capacity and may encounter difficulties in scaling up production of the Given System, whether by installing one or more fully-automated production lines, or otherwise. If demand for the Given System exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders and our ability to generate revenues will be limited and our reputation in the marketplace may be harmed.

We are subject to extensive regulation by the FDA which could restrict the sale and marketing of the Given System and could cause us to incur significant costs.

The U.S. Food and Drug Administration, or FDA, regulations prohibit us from promoting or advertising the Given System, or any other devices that the FDA may clear in the future, for uses not within the scope of our clearances or making unsupported safety and effectiveness claims. Currently, the Given System has been cleared by the FDA for the detection of abnormalities of the small intestine. These determinations can be subjective, and the FDA may disagree with our promotional claims. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar FDA actions which could limit product sales, delay or halt product shipment, delay new product clearance or approval, and materially adversely affect our financial condition and results of operations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could materially adversely affect our business, financial condition and results of operations.

The FDA also requires us to adhere to the Quality System Regulation, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of the Given System. The FDA enforces the Quality System Regulation through inspections. Our quality system has passed three audits pursuant to the Medical Devices Directive of the European Union, the International Standard Organization’s standard ISO 9001:2000 and ISO 13485:1996, a quality standard setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. While these quality standards contain requirements which are generally similar to the Quality System Regulation required by the FDA, we have never been through a Quality System Regulation inspection by the FDA and cannot assure you that we would pass. If we fail a Quality System Regulation inspection, our operations could be disrupted and our manufacturing delayed. Failure to take adequate corrective action in response to a Quality System Regulation inspection could force a shutdown of our manufacturing operations and a recall of the Given System, which would have a material adverse effect on our product sales, financial condition and results of operations.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, we will not be able to market and sell the Given System in that country or region.

In addition to the United States, Germany, France, Australia and Israel, where we market and sell the Given System directly with our own direct sales and marketing organizations, we sell the Given System in more than 50 other countries. To be able to market and sell the Given System in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling the Given System or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country or region in which we plan to market our product. If we modify the Given System, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell it. We cannot be certain that we will continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be materially adversely affected.

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

In Europe, the frequency range in which the Given System operates is subject to technical standards for radio frequency use developed by the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations. In February 2002, the Short Range Device Maintenance Group modified the technical standards for the specific radio frequency that the Given System uses to redefine the period of time during which any device can operate continuously in that frequency, known as the “duty cycle.” This change permits the Given System to transmit for more than 10% of the time that it is in operation, which is necessary for the Given System to function. The Short Range Device Maintenance Group standards and European Conference of Postal and Telecommunications Administrations rules generally are not legally binding, and must be implemented into national laws by European governments to become binding. As of January 14, 2004, records of the European Conference of Postal and Telecommunications Administrations indicate that only two European governments, Italy and Poland, have indicated that they will not implement the new technical standards for the duty cycle. Prior to the implementation of the new technical standards change described above or if the technical standards are not implemented in a timely manner, we will seek to obtain waivers or separate authorizations to operate our system in each individual European country, either in advance or if our compliance with spectrum requirements is questioned. If those countries do not implement the technical standards, or we are unable to receive such a waiver or a separate authorization or to redesign our transmitter to operate on a radio frequency that is not subject to a limit on the duty cycle, an enforcement action could be brought to prevent the sale or use of the Given System in these countries. Any such action could have a material adverse effect on our financial condition and results of operations.

Some of our activities may subject us to risks under federal and state laws prohibiting “kickbacks” and false or fraudulent claims.

A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of health care products or services. While the federal law applies only to referrals, products or services for which payment may be made by a federal health care program, state laws often apply regardless of whether federal funds may be involved. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians, and other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed. Since we provide some coding and billing advice to purchasers of our products, and since we cannot be sure that the government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance that can be substantial. Even an unsuccessful challenge could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition.

We have experienced rapid growth and our failure to manage this growth could harm our business.

Our revenues have grown rapidly and we face significant challenges and risks in building and managing our sales and marketing team, including managing geographically dispersed sales efforts and hiring and adequately training our sales people in the use and benefits of the Given System. To succeed in the implementation of our business strategy and maintain our growth, our management team must diligently plan and rapidly execute our sales and marketing strategy, while continuing our research and development, regulatory, clinical and manufacturing activities, as well as manage our continued growth by implementing effective planning. If we are unable to effectively plan, manage and execute these efforts, our business may be harmed.

We rely on local distributors to market and distribute the Given System in most of the territories in which we sell it.

With the exception of Australia, France, Germany, Israel and the United States, we rely on distributors for the marketing and distribution of the Given System. Under our agreements with local distributors, each distributor is granted the right to market the Given System for an initial period of approximately three years in a particular country or region, subject to the attainment of minimum sales targets. In 2003, we extended the term of some of our initial distributors by an additional two years, subject to updated minimum sales commitments. The distributor is required to prepare and submit to us for our approval a sales plan for the Given System and to obtain the requisite regulatory and reimbursement approvals for the Given System. Our success in making sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. In 2003, we derived $7.3 million, or 18%, of our revenues from sales to local distributors, compared to $8.7 million, or 30%, from sales to local distributors in 2002. To date, we have changed a number of our distributors due to a failure to meet minimum sales targets. If a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor and to train its personnel to market the Given System and our ability to sell the Given System in that distributor’s country or region could be adversely affected.

Our reliance on single source suppliers could harm our ability to meet demand for the Given System in a timely manner or within budget.

We depend on single source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, is currently the sole supplier of the imaging sensor and the packaging for the sensor, and Asicom Technologies Ltd. is currently the sole supplier of the transmitter that is integrated into the M2A capsule. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that we require, we may not be able to find alternative sources for these key components. As a result, we may be unable to meet demand for our product, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components of the Given System, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture our product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our product ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for the Given System in a timely manner or within budget.

Conditions in Israel affect our operations and may limit our ability to produce and sell our product which could decrease our revenues.

Our corporate offices, our manufacturing facilities and our research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Over the last two years there has been a significant increase in violence in Israel, the West Bank and the Gaza Strip, including armed hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region, could have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us.

If we lose our key personnel or are unable to attract and retain additional personnel, our business and ability to compete will be harmed.

We are dependent on the principal members of our management and scientific staff. In order to implement our business strategy, we will need to keep our key personnel with expertise in research and development, clinical testing, government regulation, manufacturing, sales, marketing and finance. Our product development plans depend in part on our ability to retain engineers with expertise in a variety of technical fields. The loss of a number of these persons or our inability to attract and retain qualified personnel would harm our business and our ability to compete.

Our operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service.

Generally, all male adult citizens and permanent residents of Israel are, unless exempt, obligated to take part in up to 43 (and sometimes as many as 50) days of military reserve duty annually. Many of our male employees are currently obligated to perform annual reserve duty. Additionally, all Israeli residents who perform reserve duty are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our officers or employees due to military service. Any disruption to our operations could adversely affect the development of our business and our financial condition.

Our international operations will expose us to the risk of fluctuations in currency exchange rates.

In 2003, we derived 70% of our revenues in U.S. dollars and 28% in the Euro, with the remainder denominated in other currencies. The currency denomination of our revenues depends on the location of the customer or the distributor used to fulfill our customers’ orders. Conversely, in 2003, in addition to our U.S. dollar and Euro-denominated liabilities, 23% of our expenses were denominated in new Israeli shekels, or shekels. Our shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in shekels. If the value of a currency in which our receivables are denominated weakens against the value of a currency in which our liabilities are denominated, there will be a negative impact on our profit margin for sales of the Given System. Our 2003 revenues and expenses were not hedged against our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. In addition, as of December 31, 2003, 15% of our cash and cash equivalents were denominated in Yen and we are therefore subject to the risk of exchange rate fluctuations between the Yen, the Dollar and the Euro.

The use of the Given System, including ingestion of the M2A capsule, could result in product liability claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability claims if the use of our product were to cause or contribute to injury or death, whether by aggravating existing patient symptoms or otherwise. There is also the possibility that defects in the design or manufacture of the Given System might necessitate a product recall. Although we maintain product liability insurance for the Given System, the coverage limits of these policies may not be adequate to cover future claims. Particularly as sales of the Given System increase, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations. A product liability claim, regardless of its merit or eventual outcome, or any product recalls could result in substantial costs to us and a substantial diversion of management attention.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms. This could limit our ability to grow and carry out our business plan.

We believe that our cash reserves and cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures moving forward. However, if, in the future, cash generated from operations is insufficient to satisfy our liquidity requirements, or if our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate, we may need to raise additional funds. We may also need to raise additional funds, or may seek to take advantage of any capital raising opportunities, to finance expansion plans, develop or acquire new products or technologies, enhance our existing product or respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow and carry out our business plan, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders.

Our quarterly financial performance is likely to vary in the future, and may not meet our guidance or the expectations of analysts or investors, which may lead to additional volatility in our share price.

Our ordinary shares commenced trading on October 4, 2001. Since that time, the closing price of our shares has ranged from $6.65 to $32.74 per share. The price of our shares could fluctuate significantly for, among other things, the following reasons: future announcements concerning us or our competitors, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding our current or future products. In addition, it is our practice to provide guidance to the market as to our expected revenues based on information available to us at the time of the guidance. If our quarterly operating results do not meet our guidance or the expectations of securities analysts or investors, the price of our shares would likely decline. In addition, based on our experience to date, we believe that many of our customers delay purchasing systems until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from system sales may be concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. Furthermore, we believe that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to systems due to summer vacations and patients are more likely to postpone less urgent diagnostic procedures until later in the year. Both of these factors may result in fluctuations in our quarterly operating results. Share price fluctuations may be exaggerated by low trading volume of our ordinary shares. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

The two largest beneficial owners of our shares, IDB Holding Corporation Ltd., which is controlled by four individuals, and certain funds affiliated with OrbiMed Advisors, Inc., which we refer to as the OrbiMed investors and which are controlled by Samuel D. Isaly, have significant influence over matters requiring shareholder approval, which could, among other things, delay or prevent a change of control.

The largest beneficial owners of our shares, four individuals in Israel through IDB Holding Corporation Ltd., beneficially own 36.6% of our ordinary shares, and the principal of the OrbiMed investors beneficially owns 15.8% of our ordinary shares. As a result, these shareholders, acting together, can exercise a controlling influence over our operations and business strategy and have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

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

As of the date of this annual report, we have approximately 25.7 million ordinary shares outstanding. Over 50% of these shares are “restricted securities” available for resale subject, however, to volume limitations under Rule 144. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. In addition, we have experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may be adversely affected. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

From 1998 to 2003, we received grants totaling $2.5 million from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the

Given System outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. We currently hold an approval from the Office of the Chief Scientist to manufacture limited quantities of the M2A capsule in Pemstar’s facilities in Ireland. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future.

We receive tax benefits that may be reduced or eliminated in the future.

Our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments. From time to time, the government of Israel has discussed reducing or eliminating the tax benefits available to approved enterprise programs such as ours. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase. In addition, our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively. See Item 10 “Additional Information—Taxation.”

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

We currently have non-competition agreements with substantially all of our employees who are involved in research and development, nearly all of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time. Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

See Items 5 and 18 for a description of capital expenditures by us for the past three fiscal years. We have not made any divestitures during the same time period.

B.	BUSINESS OVERVIEW

Our goal is to become a global leader in providing innovative, world-class and patient-friendly products for the gastrointestinal community. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule, which we refer to as the M2A capsule, that is easily ingested by the patient and delivers high quality color images in a painless and noninvasive manner. We believe that capsule endoscopy overcomes many limitations of other diagnostic procedures for the gastrointestinal tract and is attractive to physicians and patients, including potential patients who may otherwise not be willing to undergo current diagnostic procedures due to fear of the discomfort associated with those procedures. The Given System was cleared by the FDA in 2001 for marketing as an adjunctive tool for the detection of abnormalities of the small intestine. In 2003, the FDA removed the adjunctive labeling, with the result that the Given System can now be marketed in the United States as a standalone or “first line” tool for the detection of abnormalities of the small intestine. The Given System has been authorized for sale in the member countries of the European Union, as well as in Australia, and jurisdictions in Asia and Latin America. As of December 31, 2003, since inception, we had sold approximately 1,640 systems and more than 80,000 M2A capsules in more than 50 countries worldwide. Approximately 50% of the systems and 61% of the M2A capsules that we have sold to date were sold in the United States.

Since the commercial launch of the Given System in 2001, the results of clinical studies have been presented at major U.S. and European gastroenterology conferences or published in peer-reviewed medical journals. We believe that these clinical studies demonstrate that the Given System has a significantly higher diagnostic yield when compared to other diagnostic techniques, such as push enteroscopy and radiological imaging, in detecting abnormalities in the small intestine. We also believe these clinical studies demonstrate that the M2A capsule is easily ingested and safely passed through the gastrointestinal tract without causing complications or discomfort to patients. Our earlier clinical studies, including the clinical trial used for obtaining FDA clearance of the Given System, focused on patients suffering from suspected bleeding in the small intestine. However, subsequent clinical studies have demonstrated the effectiveness of the Given System in detecting a broader range of disorders, including Crohn’s disease, malabsorption (such as celiac disease), mucosal injuries induced by long-term use of NSAIDs (non-steroidal anti-inflammatory drugs, such as aspirin) and the performance of the M2A capsule in children. These clinical studies have led to decisions by third party payors to initiate reimbursement coverage of the Given System. We intend to continue to expand our clinical studies program and use the results from these and future clinical studies to support our marketing activities, educate physicians and other healthcare providers, obtain additional third-party payor reimbursement coverage for use of the Given System and expand coverage under existing reimbursement policies.

We are continuing to work on enhancements to the Given System. For example, in October 2002 we launched in Europe, and in March 2003 we launched in the United States, a suspected bleeding indicator as part of our RAPID software, which automatically marks images that contain the color red and which may therefore correlate with the existence of suspected bleeding. We also added our RAPID Booster system, which speeds up the time required for downloading information from portable data recorders into the workstation and allows physicians to download information from multiple data records at a time. We intend to continue developing and bringing to market enhancements to the Given System that further improve system performance and assist users in the diagnostic process.

Our long-term objective, subject to further development and receipt of regulatory clearances and/or approvals, is to establish the Given System as the first tool administered to patients with suspected disorders of the small intestine or other parts of the gastrointestinal tract, such as the esophagus, the stomach and the colon. We believe that each such segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures. In furtherance of this objective, in 2003 we completed clinical feasibility testing of a newly-designed esophageal capsule in patients suffering from acid reflux symptoms. In this testing, a prototype of the new esophageal capsule demonstrated comparable results with traditional endoscopy in diagnosing common acid related esophageal disorders, such as esophagitis and Barrett’s esophagus. We intend to commence marketing the esophageal capsule in Europe in 2004 and we are currently conducting clinical trials for FDA clearance for this capsule, which is required prior to commencing marketing in the United States. We also intend to continue our research and development activities to expand the applications for our capsule endoscopy platform to the stomach and the colon, and, if the results are positive, pursue regulatory clearance and/or approvals in the United States and elsewhere.

Beyond our efforts to commercialize our capsule endoscopy platform, in November 2003 we launched our Patency System in Europe. The Patency System is a simple and prep-less procedure designed to enable physicians to detect the presence of obstructions or strictures in the gastrointestinal tract. The system consists of the M2A patency capsule, a dissolvable capsule which is the same size as the M2A capsule and contains a radio frequency identification tag and which is ingested by the patient. If the M2A patency capsule is obstructed, its presence in the body can be verified with the external, hand-held patency scanner, and the capsule’s exact location can be determined using fluoroscopy. If obstructed, the M2A patency capsule is designed to dissolve after two to three days and pass naturally through the body. We plan to conduct clinical trials for the Patency System in the United States in 2004 and, if results are positive, pursue FDA clearance.

We intend to continue to develop, and potentially to acquire, products or technologies that are complementary to our core expertise in capsule endoscopy or that are otherwise consistent with our goal.

Disorders of the Gastrointestinal Tract

The gastrointestinal tract is a series of organs in the body responsible for digesting food. These organs principally include the mouth, esophagus, stomach, small intestine and colon. The following is an illustration of the gastrointestinal tract:

Duodenum

Ileum

Anal canal

Jejunum

Stomach

Esophagus

Oral cavity

Large Intestine

Small
Intestine

The upper gastrointestinal tract consists of the mouth, esophagus, stomach and duodenum, which is the first portion of the small intestine. The esophagus is an approximately ten inch long tube that connects the throat and the stomach. The stomach is a sac-like organ that produces enzymes to break down food. The small intestine is an approximately 21 foot long hollow organ that is primarily responsible for digesting food. The three parts of the small intestine are the duodenum, the jejunum and the ileum. The small intestine is located in the abdominal cavity between the stomach and the large intestine, or colon. The lower gastrointestinal tract consists of the lower two-thirds of the small intestine (the jejunum and the ileum) and the colon. The colon is the final portion of the gastrointestinal tract and is primarily responsible for absorbing water before waste is excreted.

The gastrointestinal tract is susceptible to various disorders, including:

•	lesions, or patches of altered tissue, which may be cancerous;

•	inflammatory bowel disease, including Crohn’s disease and ulcerative colitis, both of which inflame the lining of the digestive tract;

•	celiac disease, which causes pain and malabsorption triggered by an allergic reaction to gluten in the diet;

•

Gastro-esophageal reflux disease, which is the flow-back of acidic stomach content into the esophagus, causing gastritis, which is inflammation of the esophageal lining, or Barrett’s esophagus, a pre-cancerous condition;

•	gastritis, which is inflammation of the lining of the stomach;

•	irritable bowel syndrome, which is characterized by abdominal pain or cramping and changes in bowel function without any organic manifestation;

•	peptic ulcer disease, which occurs when the lining of the esophagus, stomach or duodenum is worn away by stomach acid; and

•	growths, such as tumor or polyps, which may be cancerous.

Common symptoms of these disorders include heartburn, abdominal pain, bleeding, diarrhea, anemia, weight loss and nausea.

Current Detection Methods for Gastrointestinal Disorders

The most common methods for detection of gastrointestinal disorders, including disorders of the small intestine, are endoscopy and radiological imaging. Patients who undergo endoscopic and radiological imaging procedures may present a variety of symptoms, including abdominal pain, intestinal bleeding, constipation, diarrhea and weight loss. In each of these cases, it is possible that the symptoms result from disease or dysfunction within the small intestine. However, because a convenient method for visualizing the interior of the entire small intestine has only been available since we launched the Given System in 2001, we believe that most gastroenterologists first examine the colon or stomach before performing an examination of the small intestine.

Traditional Endoscopy

A traditional endoscope is a device consisting of a flexible tube and an optical system.

There are several types of endoscopic procedures used to identify disorders in the gastrointestinal tract. The basic endoscopic procedures available include:

•

Gastroscopy. In gastroscopy, the physician inserts a gastroscope, which is an approximately 3.5 foot long endoscope, through the patient’s mouth. In esophagogastroduodenoscopy, or EGD, the gastroscope passes down the esophagus and into the stomach for visual examination. In esophagoscopy, only the esophagus is viewed.

•

Colonoscopy. In colonoscopy, the physician inserts a colonoscope, which is an approximately 5.5 foot long endoscope, into the patient’s colon through the anus. Colonoscopy is the primary method for detecting disorders of the colon. Because of the increasing awareness of colon cancer, colonoscopy as a screening tool for early detection of colon cancer is becoming more common.

•	Enteroscopy. Enteroscopy involves the visualization of the small intestine using an endoscope. There are two principal methods of enteroscopy:

•

Push enteroscopy. Push enteroscopy involves the insertion of an approximately six foot long push enteroscope into the mouth. Due to the length and curvature of the small intestine, push enteroscopy enables the physician to view only the first one-third of the small intestine. The procedure is lengthy and difficult to perform for both the physician and the patient and is substantially more complicated than gastroscopy.

•

Sonde enteroscopy. Sonde enteroscopy involves the insertion of an approximately nine foot long enteroscope through the nose. A gastroscope is simultaneously inserted into the mouth to assist in placement of the enteroscope through the pylorus, the valve connecting the stomach to the small intestine. The gastroscope is then withdrawn and the balloon at the end of the sonde enteroscope is expanded. The patient is required to stay in bed in the hospital for seven to twelve hours while the sonde enteroscope is drawn through the small intestine by the natural contractions of the gastrointestinal tract. When the tip of the enteroscope reaches the end of the small intestine, the air is released from the balloon and, as the sonde enteroscope is withdrawn through the nose of the patient, the gastroenterologist views images of the small intestine in real time. As a result of the introduction of capsule endoscopy and due to the extreme discomfort resulting from the procedure, sonde enteroscopy is no longer performed in the United States.

A traditional endoscope can perform both diagnostic and limited treatment functions. In a traditional endoscopic procedure, the physician is able to control the movement of the endoscope through the gastrointestinal tract, to stop the endoscope and examine more closely a particular area in the gastrointestinal tract and to take a tissue sample or seal a bleeding site using the endoscope. However, traditional endoscopy has some risks and limitations, including the following:

•	Requires sedation. Due to the need to insert a tube through the mouth or anus, a traditional endoscopic examination typically requires sedation of the patient due to patient discomfort.

•

Involves potential complications. Potential complications of traditional endoscopic procedures include difficulty in breathing while the tube is inserted in the mouth, perforation or tearing of the intestinal wall, post-procedural infection and vomiting, abdominal swelling, sore throat, diarrhea and cross-contamination resulting from inadequate disinfection of endoscopes. Certain clinical studies have reported that perforation rates range between 0.01% and 1.9% for esophagoscopy, between 0.1% and 0.7% for esophagogastroduodenoscopy, or EGD, and between 0.01% and 0.3% for colonoscopy. These studies report that mortality rates range between zero and 0.98% for esophagoscopy, between zero and 0.07% for esophagogastroduodenoscopy, and between 0.01 and 0.02% for colonoscopy. To date, there have been no reports of perforation or mortality attributed to the M2A capsule procedure.

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

A more detailed examination, the double contrast small intestine enema, or enteroclysis, requires insertion of a tube through the mouth or nose, which is then pushed through the stomach and duodenum. High density barium and then methyl cellulose, a gel-like material used to expand the intestine, are injected through the tube into the patient’s small intestine prior to a series of x-ray exposures.

Radiological imaging also has risks and limitations as a diagnostic tool, including the following:

•

Cannot provide direct imaging of the mucosa. Radiological imaging does not provide a detailed view of soft tissue, including the mucosa, or internal layer of the gastrointestinal tract. In addition, radiological imaging does not provide clear visualization of ulcerations or flat malignant lesions. A lesion must have a certain mass and a distinguishable shape in order to be detected by radiology.

•

Has difficulty detecting small pathologies. Radiological imaging has difficulty detecting smaller-sized disorders or pathologies (typically less than five millimeters in diameter). Larger pathologies of up to ten millimeters in diameter can also remain undetected.

•

Has difficulty detecting strictures. Radiological imaging has difficulty detecting strictures – which are a three dimensional phenomena, and with a two-dimensional image this is not easily detected and frequently misdiagnosed.

•

Causes patient discomfort. Radiological imaging is uncomfortable for patients, requiring them to drink barium, which has an unpleasant chalky taste. A double contrast procedure is even more uncomfortable due to the insertion of a tube into the body through the mouth or nose. These preparatory measures can induce vomiting, particularly in a double contrast procedure if the injected contrast liquids return to the stomach. In elderly patients, the passage of barium can be difficult and can result in blockage requiring the use of disimpaction techniques. There is some morbidity associated with barium induced blockage in elderly patients.

•

Exposes patient to radiation. Radiological imaging poses increased risks of exposure to ionizing radiation for the patient. A double contrast procedure requires three to five times the amount of radiation to the patient. Tracking the progress of a disorder through repeated radiological imaging increases this risk.

The Given Imaging Solution

The Given System currently consists of a miniaturized video camera contained in a disposable capsule, marketed by us as the “M2A capsule,” that is naturally ingested by the patient and delivers high quality color video images of the inside of the small intestine in a painless manner. Capsule endoscopy represents a fundamentally new approach to visual examination of the gastrointestinal tract and provides a solution to many of the shortcomings of existing procedures by offering the following benefits:

•

Allows high quality visualization of the entire small intestine. The M2A capsule is the only ingestible test that provides a high quality color video stream of the entire small intestine. By comparison, a push enteroscope accesses only approximately the first third of the small intestine.

•

Patient-friendly procedure. The M2A capsule provides a patient-friendly alternative tool for the diagnosis of patients that present symptoms of suspected disorders of the small intestine. Our M2A capsule requires no sedation or patient preparation (other than a typical overnight fast), is easily ingested by the patient and does not use x-rays to produce images. We believe that this patient-friendly solution will increase the number of people who undergo diagnosis for gastrointestinal disorders, particularly of the small intestine, since existing methods have been intimidating or uncomfortable for many potential candidates.

•

Improved diagnostic yield. The results of clinical trials demonstrate that the Given System has a significantly higher diagnostic yield in detecting disorders of the small intestine when compared to all other modalities, including push enteroscopy and radiological imaging. Furthermore, as demonstrated through clinical studies and on-going experience with the Given System, a negative finding from the Given System, unlike conventional diagnostic techniques, has significant diagnostic value as it may allow physicians to rule out the existence of certain suspected abnormalities in the small intestine based on this finding.

•

Administered on an outpatient basis. The M2A capsule is generally administered in an outpatient setting, thus allowing the patient to go about his or her daily routine as the capsule transmits images and other data to the portable data recorder. In addition, we believe the Given System offers a significant opportunity for gastroenterologists and endoscopy departments to expand their business by increasing the number of procedures performed at their office or facility.

•

Detects small pathologies. Unlike radiological imaging procedures, the M2A capsule provides direct visualization of the intestinal mucosa which allows detailed (up to 0.1 millimeter resolution) visualization of small pathologies. This increases the possibility of detecting and diagnosing pathologies in the small intestine that might otherwise go undetected.

•

Natural passage requires no insufflation or sedation. Many traditional endoscopic procedures require insufflation, or the forcing of air into the gastrointestinal tract, and sedation. This process can cause considerable patient discomfort. The Given System does not require insufflation or sedation because the M2A capsule is ingested and moves through the digestive tract with the natural contractions of the intestine. Additionally, the absence of insufflation allows the M2A capsule to capture images of the gastrointestinal tract in its normal physiological state. This new approach has been called “physiological endoscopy”. The absence of insufflation allows the physician to clearly view the mucosal villi. Additionally, the absence of insufflation and sedation removes the effect of air pressure and slowed blood flow that may detract from viewing subtle bleeding sites in the mucosa.

•

Provides convenient digital reporting, storage and remote consulting capabilities. The physician can review the video stream produced by the Given System, either in one session or several separate sessions, without any need to have the patient remain in the office or clinic during the review. The RAPID software allows the physician to save and replay a short video stream in digital format that starts 50 frames prior to the user command and continues 50 frames thereafter. This feature enables a physician to review a particular video sequence at his or her convenience, save specific frames, or attach the thumbnail video file to an e-mail to send to the patient file, to the referring physician or a colleague for consultation.

•

Provides a cost-effective diagnostic tool. We believe that the Given System procedure, including the cost of the M2A capsule, is cost-effective for health care providers. An economic outcomes study performed at the Thomas Jefferson University in Philadelphia based on a patient population and results from our clinical trials concluded that the overall cost of diagnosing small intestinal bleeding using traditional methods, such as endoscopy, was approximately 20 times higher than with the Given System. The Given System may result in additional cost savings due to the reduction in physician resources and facility costs permitted by the outpatient nature of the Given System procedure.

The Given System

The Given System consists of three components:

M2A capsule.

The M2A capsule is a miniaturized disposable video camera encased in a plastic shell approximately 11 millimeters in diameter by 26 millimeters in length which incorporates a specially developed imaging device based on complementary metal oxide semiconductor, or CMOS, technology. Other components include a lens, white-light emitting diodes for illumination, an application-specific integrated circuit device for image transmission, low-power silver oxide batteries, a coiled antenna and other discrete electronic components. The current M2A capsule is specifically designed for visualization of the small intestine.

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

In May 2002, we introduced the M2A Plus capsule to add localization capabilities to the Given System. The M2A Plus replaced our original M2A capsule. The RAPID software, when used with the M2A Plus, creates a graphic representation of the patient’s gastrointestinal tract, helping physicians to identify more accurately the location of the capsule within the body when an image is captured and assisting them in directing treatment to the affected area.

We have also completed clinical feasibility testing of a newly-designed esophageal capsule in seventeen patients suffering from gastro-esophageal reflux disease symptoms. In this testing, a prototype of the new esophageal capsule demonstrated comparable results with traditional endoscopy in diagnosing common acid related esophageal disorders, such as esophagitis and Barrett’s esophagus. We intend to commence marketing the esophageal capsule in Europe in 2004 and we are currently conducting clinical trials for FDA clearance for this capsule, which is required prior to commencing marketing in the United States.

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

After the recording ceases, the patient returns the recorder to the physician’s office at his or her convenience, where it is connected to the Given computer workstation for downloading of the images and data captured during the test. Our proprietary RAPID software then processes the images and other data received from the capsule. Our RAPID Booster system, introduced in 2003, speeds up the time required for downloading information from portable data recorders and allows physicians to download information from multiple data recorders at a time. The RAPID software also includes a number of proprietary algorithms relating to the speed of processing imaging data, as well as to the visual presentation of this data. After processing the images the Given workstation generates a video stream of the images for viewing by the physician. While reviewing the video images, the physician can save certain sections of the video stream into “thumbnails,” which are short video streams that start 50 frames prior to the user command and end 50 frames later. The physician can therefore review the video sequence carefully, save specific frames for the patient file, or attach the short video file to an e-mail in order to send to the referring physician or consult with a colleague. The “multiview”, a feature of our RAPID software provides users with two viewing windows, permitting them to view two sets of images simultaneously, thereby accelerating review speed and reducing overall review time. In addition, the RAPID software contains a suspected blood indicator which automatically marks images that correlate with the existence of suspected bleeding. In addition, we provide our users with the RAPID Reader, which is a light version of the RAPID Workstation software that can be installed on a standard laptop computer, allowing the physician to review RAPID videos at any time and place as convenient.

Clinical Studies

To demonstrate the cost benefits and diagnostic effectiveness of the Given System, the M2A capsule has been tested in clinical studies by us (in studies that are sponsored by Given Imaging) and by independent third parties (in studies that are initiated and sponsored by researchers and institutions). Our clinical studies program is conducted in a number of countries, primarily Australia, Belgium, Canada, France, Germany, Israel, Italy, the Netherlands, Portugal, Spain, Sweden, the United Kingdom, Japan and the United States. Our clinical studies program initially focused on patients suffering from suspected bleeding in the small intestine. However, our subsequent clinical trials have focused more on evaluating the performance of the M2A capsule in detecting other disorders of the small intestine such as Crohn’s disease, malabsorption (such as celiac disease), mucosal injuries induced by long-term use of NSAIDs (non-steroidal anti-inflammatory drugs, such as aspirin) and the performance of the M2A capsule in children. We intend to expand our clinical trials program to cover other potential indications for the Given System, such as chronic diarrhea, unexplained abdominal pain and chronic constipation.

The results of these clinical studies to date have demonstrated that the Given System has a significantly higher diagnostic yield in the detection of disorders of the small intestine than comparative methods, such as push-enteroscopy, gastroscopy and radiological examinations, such as barium follow-through, enteroclysis, computerized tomography (CT) and angiography. Many of the investigators conducting these studies have presented their results at major gastroenterology meetings or submitted them for publication in peer-reviewed medical journals. Accordingly, the number of presentations and publications of studies evaluating the Given System is constantly growing. As of December 31, 2003, 122 articles, editorials and case reports had been published in peer reviewed journals and 240 scientific presentations had been made at national and international gastroenterology meetings, including 155 papers during 2003. An additional 60 papers were presented at the first International Conference on Capsule Endoscopy which we held in Rome in March 2002, 90 papers were presented at the second conference in Berlin in March 2003, and 90 papers were presented at the third conference in Miami in March 2004. These papers provide the results of clinical studies as well as accumulated experience from on-going use of the Given System for a range of indications. We believe that these presentations and publications assist our marketing and educational efforts and support our efforts to obtain new reimbursement coverage policies and expand existing policies.

In 2003, the FDA agreed to remove the adjunctive labeling which originally accompanied its clearance of the Given System in 2001, with the result that the Given System can now be marketed in the United States as a standalone or “first line” tool for the detection of abnormalities of the small intestine. The FDA’s decision was based on materials we submitted showing an analysis of the results of 32 clinical studies involving 691 patients with various suspected disorders of the small intestine. A summary of the findings of these clinical studies is as follows:

•

All of the patients underwent numerous previous diagnostic techniques. The average number of previous procedures per patient was 7.9. These procedures included colonoscopy, gastroscopy, push-enteroscopy, small bowel barium series, computerized tomography (CT), abdominal X-ray, angiography, nuclear medicine and twelve patients underwent inter-operative enteroscopy.

•

In 48.9% of the cases, the M2A capsule detected new findings not detected by the comparative method of diagnosis, in 22.6% of the cases both the M2A capsule and the comparative method detected findings, in 9.7% of the cases both the M2A capsule and the comparative method did not detect any findings, and in 18.7% of the cases, the comparative method detected findings not detected by the M2A capsule. In total, the M2A capsule made a diagnosis in 71.5% of the patients compared to 41.3% in the comparative methods.

The M2A capsule is not recommended for use by patients who have known or suspected gastrointestinal obstructions, narrowing, and certain other abnormalities, such as swallowing disorders. In patients with unsuspected or unknown obstructions, narrowing or certain other abnormalities of the gastrointestinal tract, the M2A capsule can potentially become blocked from natural excretion, requiring hospitalization and in some cases surgery may be required to remove it. In the course of our clinical studies to date, we received reports of seven cases from a total population of 937, or 0.75%, in which the individuals had obstructions or narrowing and, as a result, the capsule did not pass naturally. In all these cases, either the condition was known to the physician and the capsule was administered to collect information prior to a scheduled surgery or the condition had not previously been detected and eventually would have required surgery for treatment. In all cases, the capsule was removed without incident and the symptoms associated with the condition causing the blockage were resolved with the help of the data provided by the capsule. From the introduction of the M2A capsule in the United States in August 2001 to September 2003, we estimate that the total number of M2A capsule ingestions in the United States was approximately 37,530. We received reports of 35 cases, or 0.09%, of these ingestions where the capsule did not pass naturally. In 22 of these cases, the subject was diagnosed with Crohn’s disease. In 13 of the 35 cases, the M2A capsule was removed during surgery to treat the disease and in two cases the capsule was removed using laparoscopy, totaling surgical intervention in 15 patients, or 43%, of retained capsules or 0.04% of total ingestions. In five patients the capsule was retrieved by conventional endoscopy. Of the remaining 15 patients, seven either excreted the capsule naturally without any treatment or did so following the administration of steroids or laxatives, six remained asymptomatic and are still subject to follow-up and two were contraindicated for intervention due to terminal disease. In total, 57% of the patients with retained capsules did not require surgical intervention or remained asymptomatic for more than 12 months and the capsule provided a definitive diagnosis for all patients for whom the capsule did not pass naturally. To date, there have been no reports of perforation or mortality attributed to the M2A capsule procedure.

The Patency System

In November 2003, we launched our Patency System in Europe, a simple and prep-less procedure designed to enable physicians to detect the presence of obstructions or strictures in the gastrointestinal tract. The Patency System consists of the M2A Patency capsule, a dissolvable capsule the same size as the M2A capsule (i.e., approximately 11 millimeters in diameter by 26 millimeters in length) with a radio frequency identification (RFID) tag packed in a lactose and barium powder. The M2A Patency capsule is ingested by the patient and allows physicians to confirm free passage in a patient’s gastrointestinal tract by detecting obstructions or strictures. The reusable component of the Patency System is a hand-held Patency Scanner, which detects the signal from the RFID tag. If the scanner indicates that the tag is located in the patient’s body, an obstruction preventing the passage of the M2A Patency capsule may exist. If the M2A Patency capsule remains in the body, it starts dissolving after 40 hours into small fragments that are naturally excreted. Since the capsule contains barium, in those instances where the M2A Patency capsule is not excreted after ingestion, the physician may detect its exact location within the body using fluoroscopy.

We plan to conduct clinical trials for the Patency System in the United States in 2004 and, if results are positive, pursue FDA clearance. We have obtained authorization to affix the CE mark to the Patency System, which allows us to market the Patency System in the member countries of the European Union, and we have also obtained regulatory clearance to market the Patency System in Australia.

Marketing and Distribution

We market and sell our products through a combination of direct sales through our marketing subsidiaries, and through independent distributors. The following table indicates the jurisdictions in which we were marketing and selling the Given System as of December 31, 2003, and the method used:

Country or Region	Method
Asia
China, India, Singapore, South Korea, Thailand	Distributors
Australia and New Zealand
Australia	Direct sales (Given Imaging Pty. Ltd.) and distributors
New Zealand	Distributors
Europe
France	Direct sales (Given Imaging s.a.s.)
Germany	Direct sales (Given Imaging GmbH)

Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Luxemburg, Macedonia, Malta, Montenegro, Netherlands, Norway, Poland, Portugal, Romania, Russia, Serbia, Spain, Sweden, Switzerland, Turkey, United Kingdom

Distributors
Middle East
Israel	Direct sales (Given Imaging Ltd.)
North America
United States	Direct sales (Given Imaging, Inc.)
Canada, Puerto Rico	Distributors
Latin America
Argentina, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Mexico, Panama, Peru, Uruguay, Venezuela	Distributors

In addition, pending regulatory approval or other appropriate clearances, we plan to market and sell our products in Japan, Brunei, Malaysia, Indonesia, Taiwan, Slovakia, Slovenia and Ukraine.

During 2003, we conducted a reorganization of our sales and marketing operations into three geographical regions: United States, Europe, and Japan and rest of the world. We have appointed a Corporate Vice-President to be responsible for sales and marketing activities in each region who reports directly to our Chief Executive Officer. We implemented this change in order to enable us to focus more effectively on each region and to make senior individuals within the company more directly responsible for activities within each region.

We market the Given System using either direct or indirect sales, depending on the size of the market and local market conditions. Currently, we market the Given System directly in Australia, France, Germany and the United States through approximately 100 sales and marketing personnel employed by our subsidiaries in each of those jurisdictions. In the United States, which accounted for 65% of our revenues in 2003, we market our products through our wholly-owned subsidiary, Given Imaging, Inc., located in Norcross, Georgia. As of December 31, 2003, we had a direct sales force in the United States of approximately 40 personnel, including a director of sales, five regional managers, 30 sales representatives, four capsule endoscopy clinical specialists and an educational director. In addition, we currently employ sales managers in Portugal and Spain, who work in conjunction with our local distributor in each of those countries.

In May 2002, we entered into an agreement with Marubeni Corporation and Suzuken Co., Ltd. for the purpose of investing in Given Imaging KK, a Japanese subsidiary established to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is Japan’s largest pharmaceutical distributor. Marubeni and Suzuken together invested an aggregate of $4.3 million in Given Imaging K.K. in consideration for an aggregate 49% interest and we retained a 51% controlling interest. Given Imaging K.K. has conducted clinical trials and will be submitting the results to the Japanese Ministry of Health, Labor and Welfare for the purpose of obtaining clearance to market the Given System in Japan. Suzuken has been appointed by Given Imaging K.K. as its exclusive distributor in Japan.

Sales to our local distributors worldwide accounted for approximately 18% of our revenues in 2003. Under the terms of our distribution agreements, we generally grant to one distributor in each particular country or region the right to market the Given System for an initial period of approximately three years. During this period, the distributor is required to meet minimum sales targets set out in each distribution agreement. We may, in our sole discretion, upon 60 days prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets. To date, we have changed a number of our distributors due to failure to meet minimum sales targets. Following the expiration of the initial period, the distribution agreement with each distributor is automatically renewed, unless we or the distributor give six months prior written notice. We and each distributor have agreed to negotiate in good faith minimum sales targets during any renewal period. During 2003, we extended the term of those distributors whose initial term had expired for an additional two years, subject to an adjustment to the minimum sales target. We have the right not to renew a distribution agreement if we are unable to reach an agreement with the distributor as to minimum sales targets during any renewal period. Each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell the Given System in that distributor’s sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for the Given System in that distributor’s sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan and for conducting sponsored marketing clinical trials in its sales territory.

Our marketing strategy is to achieve market penetration by marketing to gastroenterologists and hospitals. We focus on educating physicians at trade shows and scientific meetings and offering workshops, courses, videos and seminars. In 2003, the American Society of Gastrointestinal Endoscopy and the American College of Gastroenterology held training seminars on capsule endoscopy, which helped to expand the knowledge of participating physicians and which we believe provided an independent endorsement of the clinical value of the Given System.

In addition, we initiated and sponsor the International Conference on Capsule Endoscopy, or ICCE, an annual, global scientific meeting dedicated to presentations and discussions of the most recent advances in the field of capsule endoscopy. The interest and activity surrounding this conference has grown rapidly since its launch. At the first ICCE, which took place in March 2002 in Rome, 60 papers were presented to approximately 90 physicians from 12 countries, which represented early adopters of the Given System. At the second ICCE, which took place in March 2003 in Berlin, 90 papers were presented before approximately 165 physicians from 23 countries. At the third ICCE which took place in March 2004 in Miami, more than 90 papers were presented before more than 300 physicians from 30 countries. These conferences serve as a basis for establishing a community of physicians who utilize the Given System and accelerates the dissemination of new clinical data.

Another component of our marketing strategy is to implement web-centered marketing through our web site that will provide physicians with a virtual image atlas, an updated listing of courses, clinical papers and material on clinical studies. In 2002, we launched the “OrderWIN” (Order When I Need), an on-line ordering module in our website through which our customers in the United States can order M2A capsules and accessories. In the fourth quarter of 2003, online orders received via OrderWIN totaled $522,000. We also significantly expanded our on-line image atlas, which now contains hundreds of images of different pathologies, which physicians may use as a reference. As of January 2003, our web-based community of “Given Members” consisted of more than 8,500 members to whom we provide updates about our products and activities, and gastroenterology in general.

Manufacturing

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

We manufacture the M2A capsule at our facilities in Yoqneam, Israel using two semi-automated production lines, one of which we purchased from Pemstar, Inc., a U.S. electronics manufacturing service and equipment company, and which became operational in 2002. We installed a second semi-automated line at the start of 2003 which became operational in the second half of the year. The two semi-automatic production lines in our Yoqneam, Israel facility have a combined capacity to manufacture approximately 350,000 M2A capsules per year. During 2003, we manufactured approximately 55,000 M2A capsules, substantially all of which were produced on these semi-automated production lines. We have also installed at Pemstar’s facilities in Ireland a third semi-automated production line for backup purposes, which has a capacity to manufacture an additional 180,000 M2A capsules per year.

Pemstar has agreed to sell additional semi-automated production lines to us for $913,000 each which Pemstar will be required to deliver to us within 12 weeks of our purchase order. Each semi-automated production line is required to have the capacity to manufacture at least 15,000 M2A capsules per month in 3 shifts. We may also order one or more fully-automated production lines at any time prior to January 2005, which must be delivered to us within 36 weeks of our purchase order. Under our agreement with Pemstar, each fully-automated production line is required to have the capacity to manufacture at least 75,000 M2A capsules per month in 2 shifts. Pemstar is responsible for the design, manufacture, installation and testing of each production line, and for training our personnel to operate the production lines. We believe we have adequate capacity to manufacture capsules needed to satisfy estimated demand through 2004 and if needed, we believe we can install additional production lines in six months or less.

In June 2002, we also entered into a one year non-exclusive technical services agreement with Pemstar, pursuant to which Pemstar is providing us with technical services relating to the manufacture of the M2A capsule on the semi-automated production line we purchased from Pemstar. These services include supervising the operation and maintenance of the production lines for the M2A capsule and purchasing the components necessary to produce the M2A capsule, either through us or directly from the suppliers. Pemstar is required to deliver to us each month the number of M2A capsules that we specify in a purchase order to be provided to it three months in advance. In consideration for providing these services to us, we pay monthly to Pemstar a fixed amount for each functional M2A capsule that is delivered to us. This amount decreases as the volume of M2A capsules produced increases. Although the initial term of the agreement has expired, we have continued to receive technical services from Pemstar and we are currently negotiating the terms of an extension to the agreement. Should we decide not to extend the term of the technical services agreement, we believe that we possess the necessary expertise to operate and maintain the production line for which the services are provided. We perform all supervisory, operational and maintenance functions for the second semi-automated line in our manufacturing facility in Yoqneam, Israel, without Pemstar’s assistance.

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

We believe that we would be able to arrange substitute sources of supply for these two components in approximately a one-year period of lead time. We believe that if we need to find a substitute source of supply, our inventory of components and finished products is sufficient to continue sales of the Given System for all or most of the lead-time period.

Portable Data Recorder, Sensor Array and RAPID Booster system

We designed our portable data recorder, sensor array and RAPID booster system. They are manufactured externally and assembled and tested at our facilities. We are establishing a back-up facility at Pemstar’s facilities in Ireland for testing the data recorder and sensor array.

Computer Workstation

Our computer workstation is an off-the-shelf computer workstation pre-loaded with our proprietary RAPID software and integrated software that together allow us to service the workstation from remote locations through standard telephone connections.

Manufacturing facilities and disaster-preparedness

In order to maintain our special tax benefits under our approved enterprise status, we are required to conduct our manufacturing and a majority of our subcontracting in specific locations in Israel. We currently plan to continue these practices as we increase our manufacturing capacity. For more information, see “Taxation and Government Programs-Israeli Tax Considerations and Government Programs–Taxation of Companies–Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

We have also taken the following measures for disaster-preparedness:

•

We have installed a back-up semi-automatic production line at the facilities of Pemstar, Inc. in Ireland, with a capacity to manufacture approximately 15,000 M2A capsules per month. We believe that the line can be operational upon 60 days notice.

•	Our policy is to hold approximately six weeks inventory of finished products at our offices in Israel, Sydney, Hamburg, Paris and Norcross, Georgia.

•	We maintain back-up copies of all production files, original certifications and all proprietary software masters outside of Israel.

The FDA requires us to adhere to the Quality System Regulation which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. Our quality system has passed three audits pursuant to the Medical Devices Directive of the European Union, the International Standard Organization’s standard ISO 9001 and EN 46001, a European quality standard setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. These quality standards contain requirements that are generally similar to the Quality System Regulation required by the FDA. However, we have never been through a Quality System Regulation inspection by the FDA and cannot assure you we would pass such an inspection.

Intellectual Property

An important part of our product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents and contractual arrangements. We intend to prosecute and defend our proprietary technology aggressively.

We acquired the rights to our basic issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael Armament Development Authority. See Item 7 “Major Shareholders and Related Party Transactions.” These patents expire in January 2014 and January 2015, respectively. We hold eight additional issued patents in Australia, France, Israel and the United States covering different elements of our technology. These patents expire between July 2014 and August 2022. As of December 31, 2003, we had 103 inventions relating to various elements and functions of our product and its enhancements.

We seek to protect our product names and logos through trademark use and registration in the United States and other countries. The GIVEN logo, GIVEN, M2A, the M2A logo, ORDERWIN, ORDER WHEN I NEED, RAPID, M2A CAPSULE and design, M2A IMAGING CAPSULE and design, FINGERS HOLDING A CAPSULE logo, FINGERS HOLDING M2A CAPSULE logo, GIVEN M2A CAPSULE, are our trademarks or registered trademarks.

In March 2004, the U.S. Patent and Trademark Office notified us that it would conduct a reexamination of some of the claims in one of our U.S. patents in the U.S. Patent and Trademark Office pursuant to a request submitted by Olympus Corporation. For more information, see Item 8 “Financial Information—Legal Proceedings” in Part I of this report.

Competition

We currently consider the competition for our product to be existing technologies for detecting gastrointestinal disorders and diseases, such as traditional endoscopy and radiology. Our success depends in large part on convincing physicians to adopt the Given System over current technologies.

Three companies control the major portion of the worldwide gastrointestinal endoscopy market. These companies, Olympus, Pentax and Fujinon, have marketed and sold flexible endoscopic equipment for many years and may be developing capsule technology that competes with ours. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to gastroenterologists. We are aware of research and development efforts by some of these companies and other individuals and companies to develop imaging capsules or other minimally invasive imaging techniques. In addition, a government-funded consortium in South Korea announced in early 2003 that it has developed and animal-tested a wireless imaging capsule, although they have not announced further progress since then.

In addition, there are several companies focused on radiological diagnostics that provide x-ray machines and other imaging products used for barium series radiological examinations. These companies include but are not limited to Siemens Medical Solutions, Toshiba Corporation, General Electric Medical Systems, Shimadzu Corporation, Philips Medical Systems and Trex Medical Corporation.

In addition to competition from products performing similar clinical functions to the Given System, there is also competition among gastrointestinal products for the limited capital expenditure budgets of customers. For example, another capital equipment item for gastroenterology that is priced similarly to our system may compete with our system for the same hospital capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment.

U.S. Government Regulation

FDA Clearance and Regulation of the Given System

In August 2001, we received clearance from the FDA to market the Given System in the United States for adjunctive use in the detection of abnormalities of the small intestine. In 2003, based on review of a meta-analysis of data from 32 studies in a total of 691 patients, the FDA approved the removal of the adjunctive labeling, with the result that the

Given System can now be marketed in the United States as a standalone tool for the detection of abnormalities of the small intestine. We received two further clearances from the FDA during 2003, first for a suspected blood indicator, a new feature of the Given System which automatically marks images that contain the color red and which therefore the correlate with the existence of suspected bleeding, and the second for use of the M2A capsule in children aged 10 through 18.

After the FDA clears a device, such as the Given System, for commercial distribution, numerous regulatory requirements apply. These include the Quality System Regulation; the FDA’s general prohibition against promoting products for unapproved or “off-label” uses, and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. Accordingly, we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. Compliance with these requirements can be costly and time-consuming. If the FDA finds that we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions including fines, injunctions and civil penalties, refusal of our requests for 510(k) clearance or premarket application approval of new products, and withdrawal of 510(k) clearance or premarket application approvals already granted.

FDA Clearance and Regulation of the Future Products

Any new medical device that we wish to commercially distribute in the United States will likely require either 510(k) clearance or premarket application approval from the FDA prior to commercial distribution. 510(k) clearance or amendment to premarket application is also required when a change is made to a legally marketed device or to expand the product label.

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

De Novo Classification. If the FDA denies 510(k) clearance of a device because it is novel and an adequate predicate device does not exist, the “de novo classification” procedure can be invoked based upon reasonable assurance that the device is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA grants the request, the device is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted. We received our original FDA clearance for the Given System pursuant to the de novo classification procedure which is intended for novel but low risk devices. Our application for clearance under the de novo classification procedure included clinical data from a nonsignificant risk study. We cannot assure you that future studies of the Given System in the United States will be eligible for the same abbreviated regulatory treatment.

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

Regulation in Europe

Commercialization of medical devices in member countries of the Europe Union is regulated by directives adopted by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device Directive, as certified by a recognized European Competent Authority, permits the manufacturer to affix the CE mark on its products. We received authorization to affix the CE mark to the Given System in May 2001 and successfully passed the 2002 and 2003 annual surveillance audit for compliance with ISO 9001/EN 46001 / ISO 13485 and the CE mark, during which certain audit modifications to the Given System were reviewed and approved.

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

In Europe, the frequency range in which the Given System operates is subject to technical standards for radio frequency use developed by the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations. In February 2002, the Short Range Device Maintenance Group modified the technical standards for the specific radio frequency that the Given System uses to redefine the period of time during which any device can operate continuously in that frequency, known as the “duty cycle.” This change permits the Given System to transmit for more than 10% of the time that it is in operation, which is necessary for the Given System to function. The Short Range Device Maintenance Group standards and European Conference of Postal and Telecommunications Administrations rules generally are not legally binding, and must be implemented into national laws by European governments to become binding. As of January 14, 2004, records of the European Conference of Postal and Telecommunications Administrations indicate that only two European governments, Italy and Poland, have indicated that they will not implement the new technical standards for the duty cycle. Prior to the implementation of the new technical standards change described above or if the technical standards are not implemented in a timely manner, we will seek to obtain waivers or separate authorizations to operate our system in each individual European country, either in advance or if our compliance with spectrum requirements is questioned. If those countries do not implement the technical standards, or we are unable to receive such a waiver or a separate authorization or to redesign our transmitter to operate on a radio frequency that is not subject to a limit on the duty cycle, an enforcement action could be brought to prevent the sale or use of the Given System in these countries.

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

In all of the countries in which we are currently selling the Given System we have either received regulatory approval or been informed that approval is not required. In addition, we are seeking regulatory approval in Japan, Brunei, Malaysia, Indonesia, Taiwan, Slovakia, Slovenia and Ukraine. In Japan, we completed the first phase of the process which is the conduct of a clinical study with the Given System on a total of 65 patients in two hospitals. In Hungary, approval for each system is currently required, but beginning on May 1, 2004, the CE mark will be sufficient. Similarly, in Latvia we do not have approval yet, but beginning May 1, 2004, the CE mark will be sufficient.

Third-Party Reimbursement

Reimbursement in the United States

In the United States, healthcare providers that purchase medical devices generally rely on third-party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations, to reimburse all or a portion of the cost of the devices, as well as any related healthcare services utilizing the devices. FDA clearance does not necessarily result in coverage and reimbursement by third-party payors.

Coding. Generally, a current procedural terminology, or CPT, code is necessary to facilitate claims for reimbursement. If a procedure is not covered by an appropriate existing code, an application for a new code can be made to the American Medical Association. This process can be lengthy, however, typically taking two or more years before the new code is effective. In the meantime, claims may be submitted using a miscellaneous CPT code or using a G-code, if one is established by the Department of Health and Human Services’ Centers for Medicare and Medicaid Services, or CMS. In December 2002, CMS established a G-code specifically for capsule endoscopy. In October 2003, the American Medical Association assigned a permanent CPT code for capsule endoscopy, effective January 1, 2004. With the assignment of the permanent CPT code, the temporary G-code was abolished. The assignment of a permanent CPT code for capsule endoscopy will improve the potential for physicians to receive reimbursement for use of the Given System. However, the assignment of the CPT code does not require either Medicare carriers or private payors to cover capsule endoscopy.

For capsule endoscopy procedures performed in a physicians office, the CPT code covers a global fee for both the technical component and the professional component. In the outpatient hospital setting, the CPT code covers only the professional fees, and an Ambulatory Payment Classification, or APC, code covers the technical component, which includes the cost of the facility and supplies related to the procedure. In January 2003, CMS established an APC for capsule endoscopy in a hospital outpatient setting and in November 2003, CMS classified the new CPT code for capsule endoscopy to an APC for payment in an outpatient hospital setting, effective January 1, 2004.

Reimbursement Coverage. A payor’s decision to cover a device or medical procedure is independent of the coding process, although the existence of an appropriate CPT code and APC may assist in obtaining coverage. Generally, payors may deny coverage if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental or was used for an unapproved indication. During the past several years, the major third-party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs.

Third-party payors in the U.S. began issuing coverage policies for capsule endoscopy in early 2002. As of December 31, 2002, the total population with reimbursement covered in the United States was approximately 62 million individuals. As of December 31, 2003, the total population with reimbursement coverage for capsule endoscopy was approximately 151 million individuals, representing an increase of 144%, and consisting of approximately 37 million individuals covered by Medicare carriers in 41 local jurisdictions and approximately 114 million individuals covered by private payors, including three national and 31 local payors. In addition, to date more than 60 private payors have covered the use of capsule endoscopy on a case-by-case basis through a process of prior authorization. We have established a toll-free reimbursement help-line whereby reimbursement specialists assist our customers in obtaining prior authorizations, and in submitting claims and appeals in the event of a denial.

Almost all of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System. While all policies issued in 2002 covered capsule endoscopy only for diagnosing suspected small intestinal bleeding, during 2003 three Medicare carriers and five private payors, with a total insured population of more than 31 million individuals, began covering capsule endoscopy also for suspected Crohn’s disease, a significantly more prevalent disorder than small intestinal bleeding, and some also for suspected small bowel tumors and other small bowel pathologies. In November 2003, Blue Cross and Blue Shield Association’s Medical Advisory Panel determined that the use of capsule endoscopy meets the Associations’ Technology Evaluation Center’s criteria for the initial diagnosis of patients with suspected Crohn’s disease, and as of January 2004, a number of Blue Cross Blue Shield local carriers had issued policies adopting this determination.

Reimbursement Rates. Even if a device or medical procedure is covered, reimbursement rates must be adequate for providers to use it routinely. Reimbursement rates vary depending on the third-party payor and individual insurance plan involved, the procedure performed and other factors. Medicare reimbursement for inpatient hospital services is based on a fixed amount per admission based on the patient’s specific diagnosis. As a result, any illness to be treated or procedure to be performed in an inpatient setting will be reimbursed only at a prescribed rate set by the government that is known in advance to the hospital. If the treatment cost is less, the hospital is still reimbursed for the entire fixed amount; if it costs more, the hospital cannot bill the patient for the difference. Thus, a separate Medicare payment typically would not be made for the Given System when it is used by hospital inpatients, including those patients who have undergone inpatient surgery. Many private third-party payors and some state Medicaid programs have adopted similar prospective payment systems. In addition, Medicare has implemented prospective payment systems for some services performed in hospital outpatient departments and skilled nursing facilities as well. The Medicare payment system for outpatient services allows for more separate reimbursement for individual services than the inpatient system.

Under the G-code issued by CMS in December 2002, which was effective until it was replaced by the CPT code in January 1, 2004, Medicare carriers paid a global fee of about $768 on a national average for capsule endoscopy performed in private physician offices and approximately $109 on a national average for the professional fee for procedures performed in hospital outpatient facilities. Under the applicable APC, Medicare paid an additional $625 on a national average for the technical component for procedures performed in a hospital outpatient setting, which covers the cost of the facility and the capsule. At the time the new CPT code was made effective, CMS abolished the G-code and increased the payment rates for the global fee and physician fee for capsule endoscopy, effective January 1, 2004. The global fee paid by Medicare for procedures in a physician’s office was increased 22% to $938 on a national average and the professional fee for hospital outpatient procedures was increased 69% to $184 on a national average. The payment rate to the hospital for the technical component also increased effective January 1, 2004, to $650 on a national average, reflecting a 4% increase.

Coverage Outside the United States

In countries outside the United States, coverage is obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In some foreign countries, private insurance systems may also offer payments for some therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. Coverage systems in international markets vary significantly by country and, within some countries, by region. Coverage approvals must be obtained on a country-by-country or region-by-region basis. In general, the process of obtaining coverage approvals has been slower outside of the United States. To date, the public healthcare systems in Austria, Denmark, Portugal, Sweden and Switzerland have approved budgets for capsule endoscopy procedures performed in public hospitals, providing coverage for the entire populations of approximately 39.5 million people of those countries. In Australia, reimbursement has been approved for those procedures performed in public hospitals, providing coverage for the approximately 19 million citizens of Australia. While coverage in Switzerland and Australia is limited to the indication of suspected small intestinal bleeding, the public healthcare systems in Denmark, Portugal and Sweden cover capsule endoscopy for broader indications, including Crohn’s disease. We cannot provide any assurance that we will obtain any additional approvals in a timely manner or at all.

Patency System

As of the date of this annual report, we have not received any reimbursement approvals for the Patency System.

C.	ORGANIZATIONAL STRUCTURE

Given Imaging Ltd. is organized under the laws of the State of Israel and, as of December 31, 2003, held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Country of Incorporation	Percentage Ownership
Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	United States	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging KK	Japan	51

D.	PROPERTY, PLANTS AND EQUIPMENT

Our principal administrative and research and development activities occupy a 3,250 square meter (34,983 square foot) facility in Yoqneam, Israel. We lease this facility pursuant to a lease that expires in April 2005. We have an option to extend the lease, first for an additional period of 24 months, and then for an additional period of 34 months at the end of the first period. In addition, we have entered into a lease for an additional 2,353 square meters (25,328 square feet) in Yoqneam which houses our production lines for the M2A capsule. We lease this facility pursuant to a lease that expires in February 2007. We have an option to extend the lease for an additional period of five years. For information regarding our agreement with Pemstar, Inc., in connection with the automated and semi-automated production lines, please see Item 4 “Information on the Company— Business Overview—Manufacturing.”

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

•

Given Imaging s.a.s. leases 168 square meters (1,808 square feet) of office space in Paris, France, pursuant to a nine-year lease that expires in September 2010 and that may be terminated by us at the end of each three year period upon six months notice; and

•

Given Imaging K.K. leases 103 squares meters (1,114 square feet) of office space in Tokyo, pursuant to a four-year lease that expires on December 31, 2007, subject to our right to terminate the lease on December 31, 2005 upon six months prior notice.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Overview

Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule, which we refer to as the M2A capsule, that is easily ingested by the patient and delivers high quality color images in a painless and noninvasive manner. In 2001, we received FDA clearance to market the Given System for use as an adjunctive tool in detecting abnormalities of the small intestine and, in 2003, the FDA removed the adjunctive labeling, with the result that the Given System can now be marketed in the United States as a standalone tool for the detection of abnormalities of the small intestine. In November 2003, we launched our Patency System in Europe which allows physicians to detect the location of obstructions or strictures in a patient’s gastrointestinal tract. We plan to conduct clinical trials for the Patency System in the United States in 2004 and pursue FDA clearance. The Patency System has received the CE-Mark which allows it to be marketed throughout the European Union. In 2003, we completed clinical feasibility testing of a newly-designed esophageal capsule in patients suffering from acid reflux symptoms. We are currently conducting clinical trials necessary to support a submission for FDA clearance for this capsule prior to commencing marketing in the United States. However, to date we have not derived any revenues from the sale of this new capsule.

We were incorporated in Israel in January 1998. Our initial public offering and listing on the Nasdaq National Market occurred in October 2001. Since our inception, we have devoted substantially all of our efforts to developing the Given System, raising capital, recruiting personnel and marketing the Given System. We recorded our initial sales of the Given System in the third quarter of 2001. As of December 31, 2003, we had an accumulated deficit of $58.6 million.

Revenues

We derive virtually all of our revenues from sales of the Given System, consisting of a Rapid workstation, a portable data recorder and disposable M2A capsules. Since 2002, we have derived a small portion of our revenues from service contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. As more of the systems that we sold initially approach the end of their warranty period, we expect the amount and proportion of our revenues derived from service contracts to increase, although we expect the proportion to remain small. In the fourth quarter of 2003, we started to derive limited revenues from our Patency System.

Revenue trends and drivers

Since we commenced sales of the Given System, we have focused on growing our revenues both through sales of more systems and through capsule sales. We analyze our revenues using a number of different indicators described below:

Revenue breakdown. We consider the proportion of our revenues derived from sales of the Rapid workstations and portable data recorders, which are one-time payments, compared to the proportion of revenues derived from sales of the M2A capsule, which have the potential to be recurring sales, to be an important tool for analyzing our results of operations. In 2001, we derived 28.7% of our revenues from capsule sales compared to 56.4% of our revenues in 2003. As we have increased the installed base of Rapid workstations, the proportion of our revenues derived from sales of M2A capsules has increased. An additional factor that drives the proportion of our revenues derived from sales of M2A capsules is the usage rate per workstation. The usage rate per system during the last three years has varied slightly but has generally been approximately 1 M2A capsule per system per week in the United States and between 0.6 to 0.7 M2A capsules per system per week globally (including the United States). We are seeking to increase the usage rate by a number of methods, including broadening the coverage indications, educating physicians regarding the clinical benefits of the M2A capsule and reducing the viewing time required for each examination. The increase in the usage rate is also key to attracting new customers to purchase and use the Given System and to maintaining our growth in revenues.

The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	$			% of annual revenues
	2001	2002	2003	2001	2002	2003
	(in thousands)
Workstation and data recorder	3,325	17,230	15,879	70.3	59.6	39.2
M2A capsule	1,362	10,889	22,865	28.7	37.7	56.4
Patency system and capsule	—	—	15	—	—	*
Service contracts	46	785	1,780	1.0	2.7	4.4
Total	4,733	28,904	40,539	100.0%	100.0%	100.0%

______________

*	Less than 1%.

M2A capsule reorders. We consider the proportion of our revenues from M2A capsule sales that are derived from reorders to be an important tool for analyzing our business. In 2001, 54.4% of M2A capsule unit sales resulted from reorders compared to 87.7% in 2003. We believe that reorders represent a potentially stable source of revenue provided that capsule usage per installed system remains the same or increases.

The following table sets forth information for the periods indicated regarding the total numbers of M2A capsules sold and the percentage of revenues derived from such sales which represent reorders:

	2001	2002	2003
Total number of capsules sold	3,640	26,340	51,400
Number of capsule sales representing reorders	1,980	18,350	45,100
% of revenues from capsule sales that represent reorders	54.4%	69.7%	87.7%

Seasonality

We believe that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to the Given System due to summer vacations, and patients are more likely to postpone less urgent diagnostic procedures until later in the year.

Geographical breakdown

We derived 65% of our revenues in 2003 from the United States compared to 48% in 2001. In 2003, we sold 384 systems in the United States, 199 systems in Europe and 48 in the rest of the world. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	2001	2002	2003
United States	48%	54%	65%
Europe	42%	29%	29%
Rest of World	10%	17%	6%

We believe that availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase the Given System. Once a payor has decided to provide reimbursement for use of the Given System, the level of reimbursement provided also becomes a key factor in a physician’s decision. We estimate that as of January 2004, reimbursement for the Given System was available worldwide to approximately 198 million people of which approximately 151 million are located in the United States. In general, the process of obtaining coverage approvals has been slower outside of the United States. Prior to the beginning of 2003, all of the policies in the United States covered capsule endoscopy for suspected small intestinal bleeding. During 2003, a number of policies, covering approximately 31 million people, have initiated expanded coverage to also cover suspected Crohn’s disease, and some also for suspected small bowel tumors and other small bowel pathologies. In Europe, reimbursement for Crohn’s disease and other small bowel disorders in addition to small intestinal bleeding is available for approximately 21 million people in Denmark, Sweden and Portugal. We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect the proportion of our revenues that are derived from sales in the United States.

Customers and customer concentration

We market and sell the Given System through a direct sales force in the United States and in certain other countries. We rely on third-party distributors in certain international markets. We sell the Given System primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2003, we derived $7.3 million, or 18%, of our revenues from sales to local distributors, compared to $8.7 million, or 30%, from sales to local distributors in 2002. Our direct sales revenues are derived from a large number of individual customers and have a higher gross margin. In 2003, no single direct sales customer accounted for more than 3.0% of our revenues and no single distributor accounted for more than 3.0% of our revenues. It is our policy to require collateral or security in connection with sales to distributors. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivables. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

Cost of revenues and gross margin

Cost of revenues consists primarily of materials, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff who assemble our products, royalties payable to the Office of the Chief Scientist and warranty costs.

The principal factors affecting our gross margin are the proportion of our revenues derived from sales of workstations and portable data recorders, compared to sales of the M2A capsule, as well as the percentage of our sales made by direct sales. Currently, our gross margins from sales of workstations and portable data recorders are higher than our gross margins from sales of the M2A capsule, although we expect that our gross margins from sales of the M2A capsule will increase due to cost reductions from production efficiencies and reduced costs per capsule as we manufacture larger volumes of the M2A capsule.

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

Sales and marketing. Our sales and marketing expenses consist primarily of salaries, travel and related costs for our internal sales staff and costs related to marketing activities such as medical meetings, medical training and education, trade shows, and promotional and public relations activities, as well as costs associated with development of our website. We expect that our selling and marketing expenses will increase in the future as we further expand our sales and marketing team, expand our educational activities and expand our promotional efforts.

General and administrative. Our general and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, insurance premiums, and legal, accounting and consulting expenses. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand.

Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of options to employees at below market value (calculated as the difference between the exercise price and the trading price of our ordinary shares) and to consultants at below fair market value (calculated using the Black-Scholes model) per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized to operating expenses over the vesting periods of the individual options. We incurred stock-based compensation expense in the amount of $105,000 in 2003, $227,000 in 2002, and $728,000 in 2001.

Financing income, net. Financing income, net consists primarily of interest earned on our cash balances and other financial investments and foreign exchange gains or losses, net of financing expenses. Financing expenses consist primarily of interest payable on car leases and bank fees.

Taxes. Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in “—Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

Minority share in loss (profit) of subsidiary. Minority share in loss (profit) of subsidiary consists of the profits or losses attributed to the 49% interest of minority shareholders in our 51% controlled Japanese subsidiary, Given Imaging KK.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in the second quarter of 2001. Our critical accounting policies include:

•

Revenue recognition. We recognize revenues from sales of the Given System upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize based on the term of the support period, which is generally one-year period following the sale. We determine the fair value of the PCS component based on the fair value of that component relative to the fair value of the sale contract as a whole. Currently, the fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the PCS component included in the initial sale of the Given System.

•

Warranty costs. Our products are usually covered by a one-year warranty following sale. We accrue estimated warranty costs at the time of shipment. Our warranty reserve is based on our best estimate of the amounts necessary to settle future claims on products sold as of the balance sheet date based on contractual warranty rights and our historical experience of the frequency of failures of our products which are not covered by warranties that our suppliers give to us. The amount of our estimated warranty liability is currently approximately 3% of the sales of such products and may change if the costs incurred due to product failures increase in the future. In 2003, our warranty costs did not exceed our reserve of $68,000. In the event of any future problems with our products, we will need to increase the amount of our reserves.

•

Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and finished goods and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. We write down fully the cost of components in our inventory which we discover do not perform during the production process. As we expand and enhance our manufacturing operations, the write down of amounts of non-performing components in our inventory may change. Spare parts and raw materials that are no longer used in producing our product are written down to their fair market value. In addition, we add to the cost of finished products held in inventory the overhead from our manufacturing process. If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

•

Foreign currency translation. In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in our financial statements and the financial statements of our subsidiaries into U.S. dollars. Under the relevant accounting guidance the treatment of any gains or losses resulting from this translation is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary’s operations must also be considered. If any subsidiary’s functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary’s financial statements into U.S. dollars would be included as a separate part of our net equity under the caption “cumulative translation adjustment.” However, if the functional currency of a subsidiary is deemed to be the U.S. dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for each of our subsidiaries. Therefore, all gains and losses from translations are recorded in our statement of operations and are included in determining our net income. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any foreign currency gains or losses would not affect our net income for the year presented.

•

Accounting for income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $9.3 million as of December 31, 2003, which is equal to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

Results of Operations

Our consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 are set forth below:

	Year ended December 31,
	2001	2002	2003
	(in thousands)
Statements of Operations Data:
Revenues	$4,733	$28,904	$40,539
Cost of revenues	2,476	11,907	13,551
Gross profit	2,257	16,997	26,988
Operating expenses:
Research and development, gross	(6,156)	(8,609)	(7,037)
Royalty-bearing participation	44	—	1,303
Research and development, net	(6,112)	(8,609)	(5,734)
Sales and marketing	(12,902)	(22,681)	(26,804)
General and administrative	(2,664)	(4,749)	(5,312)

Total operating expenses	(21,678)	(36,039)	(37,850)
Operating loss	(19,421)	(19,042)	(10,862)
Financing income, net	764	1,469	995
Other expenses, net	—	(711)	—
Loss before minority share	(18,657)	(18,284)	(9,867)
Minority share in (profits) losses of subsidiary	—	(26)	258
Net loss	$(18,657)	$(18,310)	$(9,609)

Our historical operating results as a percentage of net revenues for the years ended December 31, 2001, 2002 and 2003 are set forth below:

	Year ended December 31,
	2001	2002	2003
Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%
Cost of revenues	52.3	41.2	33.4
Gross profit	47.7	58.8	66.6
Operating expenses:
Research and development, gross	130.0	29.8	17.4
Royalty-bearing participation	0.9	—	3.2
Research and development, net	129.1	29.8	14.2
Sales and marketing	272.6	78.5	66.1
General and administrative	56.3	16.4	13.1
Total operating expenses	458.0	124.7	93.4
Operating loss	(410.3)	(65.9)	(26.8)
Financing income, net	16.1	5.1	2.5
Other expenses, net	—	2.5	—
Loss before minority share	(394.2)	(63.3)	(24.3)
Minority share in (profits) losses of subsidiary	—	(0.0)	0.6
Net loss	(394.2)	(63.3)	(23.7)

Year Ended December 31, 2003 compared to Year Ended December 31, 2002.

Revenues. Revenues increased by $11.6 million, or 40.3%, to $40.5 million in 2003 from $28.9 million in 2002. This increase was primarily due to an increase of $12.0 million, or 110%, in capsule sales and an increase of $1.0 million, or 126.7%, in service contract revenues, offset by a decrease of $1.4 million, or 7.8%, in workstation and data recorder sales. We estimate that approximately 70% of the increase of $11.6 million in revenues was attributable to the increase in product sales, approximately 17% of the increase was attributable to currency gains due to the strengthening of the Euro and the Australian dollar against the U.S. dollar, and approximately 13% of the increase was attributable to higher average selling prices resulting from a higher percentage of direct sales compared to sales through distributors and an increase in selling prices during the year. We believe that the decrease in workstation and data recorder sales resulted primarily from our decision to permit our distributors, principally in the Far East, not to comply with minimum purchase requirements in order to reduce their inventory levels.

Cost of revenues and gross margin. Cost of revenues increased by $1.6 million, or 13.8%, to $13.6 million in 2003 from $11.9 million in 2002, compared to an increase of 40.3% in revenues during the same period. This increase occurred due to the increase in sales of the M2A capsule in 2003 and primarily resulted from an increase of $2.1 million related to the cost of materials and components, an increase of $130,000 related to manufacturing expenses, including depreciation, offset by a decrease of $490,000 in royalties payable to the Office of the Chief Scientist. The smaller increase in cost of revenues compared to revenues resulted primarily from a decrease in the cost of components for the Given System as we increased manufacturing volumes from the smaller quantities we had manufactured in 2002 and an increase in manufacturing efficiencies achieved by moving to a semi-automated production line. Gross margin was 66.6% in 2003 compared to 58.8% in 2002.

During 2003, we implemented a plan to reduce our operating costs in order to achieve our profitability targets. This plan included a reduction in force of approximately 40 employees, or 15% percent of our workforce at the time, principally from our manufacturing facilities, as well as from other departments. It also included deferring non-essential expenditures. The implementation of this plan contributed to the smaller increase in our cost of revenues and operating expenses compared to the increase in our revenues.

Research and development. Research and development expenses decreased by $1.6 million, or 18.3%, to $7.0 million in 2003 from $8.6 million in 2002. This decrease was primarily due to a write down of obsolete components in connection with production modifications and redesign in 2002, which did not recur in 2003.

Research and development expenses, net of grants received from the Office of the Chief Scientist, decreased by $2.9 million, or 33.4%, to $5.7 million in 2003 from $8.6 million in 2002. Grants totaling $1.3 million were received in 2003 compared to no grants in 2002. In 2003, we received grants for new products under development. In 2002, we did not receive any grants due to completion of our program to develop the Given System for which we had previously received grants from the Office of the Chief Scientist.

Sales and marketing. Sales and marketing expenses increased by $4.1 million, or 18.2%, to $26.8 million in 2003 from $22.7 million in 2002. This increase was primarily due to an increase of $3.5 million due to the hiring of additional sales and marketing personnel, principally in the United States and Europe, and an increase of $810,000 due to sales and marketing activities in Japan of our Japanese subsidiary, Given Imaging K.K.

General and administrative. General and administrative expenses increased by $563,000, or 11.9%, to $5.3 million in 2003 from $4.7 million in 2002. This increase was primarily due to an increase of $180,000 related to insurance expenses, $240,000 related to additional general and administrative expenses, and $120,000 related to depreciation expenses.

Financing income, net. Financing income, net, decreased by $474,000, or 32.3%, to $1.0 million in 2003 from $1.5 million in 2002. Financing income in 2003 was derived primarily from currency translation gains of $840,000, interest income of $280,000 offset by bank expenses of $120,000. Financing income in 2002 was derived primarily from interest income of $760,000 and currency translation gains of $750,000. The decrease was primarily due to reduction of $490,000 in interest income.

Minority share in losses (profits) of subsidiary. Minority share in losses of subsidiary was $258,000 in 2003 compared to minority share in profits of subsidiary of $26,000 in 2002. Given Imaging K.K. did not derive any revenues in 2003.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001.

Revenues. Revenues increased by $24.2 million, or approximately 510%, to $28.9 million in 2002 from $4.7 million in 2001. This increase was primarily due to an increase of $13.9 million, or approximately 420%, in workstation and data recorder sales and an increase of $9.5 million, or approximately 700%, in capsule sales, from 2001. Approximately 90% of the increase of $24.2 million in revenues from sales was attributable to the increase in product sales and approximately 10% of the increase was attributable to higher average selling prices resulting from a higher percentage of direct sales compared to sales through distributors, an increase in selling prices during the year and currency gains due to the strengthening of the Euro against the U.S. dollar.

Cost of revenues and gross margin. Cost of revenues increased by $9.4 million, or 380.9%, to $11.9 million in 2002 from $2.5 million in 2001 compared to an increase of 510% in revenues during the same period. This increase occurred due to the increase in sales of the Given System in 2002 and primarily resulted from $6.8 million related to the cost of materials and components, $2.4 million related to manufacturing expenses including depreciation, $1.8 million related to salaries and related expenses and $900,000 of royalties payable to the Office of the Chief Scientist. The smaller increase in cost of revenues compared to revenues resulted from a decrease in the cost of components for the Given System and an increase in manufacturing efficiencies by moving to a semi-automated production line, and the manufacture of a greater volume of M2A capsules. Gross margin was 58.8% in 2002 compared to 47.7% in 2001.

Research and development. Research and development expenses increased by $2.5 million, or 39.8%, to $8.6 million in 2002 from $6.1 million in 2001. This increase was primarily due to an increase of $800,000 related to materials and subcontractors, an increase of $900,000 related to the hiring of additional research and development staff, and $200,000 for fees to consultants and clinical trials.

Research and development expenses, net of grants received from the Office of the Chief Scientist, increased by $2.5 million, or 40.8%, to $8.6 million in 2002 from $6.2 million in 2001. No grants were received in 2002. Grants totaled $44,000 in 2001. The decrease of $44,000 in grants was due to completion of our program to develop the Given System for which we received grants from the Office of the Chief Scientist.

Sales and marketing. Sales and marketing expenses increased by $9.8 million, or 75.8%, to $22.7 million in 2002 from $12.9 million in 2001. This increase was primarily due to an increase of $5.3 million related to the hiring of additional marketing staff, principally in the United States and Europe, an increase of $1.7 million due to participation in trade shows and associated travel, an increase of $700,000 due to education and workshops for our customers, and $600,000 related to office expenses of our marketing and sales facilities.

General and administrative. General and administrative expenses increased by $2.1 million, or 78.3%, to $4.7 million in 2002 from $2.7 million in 2001. This increase was primarily due to an increase of $670,000 related to the hiring of additional administrative staff at our global headquarters in Israel, an increase of $550,000 related to fees paid for legal, accounting, consulting services and insurance, and $500,000 related to additional office expenses.

Financing income, net. Financing income, net, increased by $705,000, or 92.3%, to $1.5 million in 2002 from $764,000 in 2001. This increase was primarily due to $746,000 of income earned from currency conversion gains related to the Euro and the Yen.

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

Quarterly Results of Operations

We believe that many of our customers delay purchasing systems until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from system sales are frequently concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. To date, revenues from sales of the M2A capsule have been spread more evenly throughout the quarter.

The tables below set forth unaudited consolidated statement of operations data in dollars for each of the eight consecutive quarters ended December 31, 2003. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this Form 20-F and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information.

	Three months ended
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
				(unaudited) (in thousands)
Revenue	$5,216	$7,179	$7,459	$9,050	$8,629	$9,694	$9,682	$12,534
Cost of revenues	(2,503)	(3,271)	(3,081)	(3,052)	(2,827)	(3,363)	(3,581)	(3,780)
Gross profit	2,713	3,908	4,378	5,998	5,802	6,331	6,101	8,754
Operating expenses:
Research and development, net	(1,993)	(2,316)	(2,261)	(2,039)	(1,834)	(1,213)	(1,212)	(1,475)
Sales and marketing	(4,831)	(5,993)	(5,287)	(6,570)	(6,521)	(6,998)	(6,219)	(7,066)
General and administrative	(1,084)	(1,230)	(970)	(1,465)	(1,366)	(1,425)	(1,233)	(1,288)
Total operating expenses	(7,908)	(9,539)	(8,518)	(10,074)	(9,721)	(9,636)	(8,664)	(9,829)
Operating loss	(5,195)	(5,631)	(4,140)	(4,076)	(3,919)	(3,305)	(2,563)	(1,075)
Financing income (expenses), net	281	725	105	358	228	(174)	573	368
Other income (expenses)	(836)	109	20	(4)	—	—	—	—
Minority share in (profits) losses of subsidiary	—	(118)	65	27	68	129	(67)	128
Net loss	$(5,750)	$(4,915)	$(3,950)	$(3,695)	$(3,623)	$(3,350)	$(2,057)	$(579)

Impact of Currency Fluctuations

Currency Risk. Our sales to our customers in 2003 were denominated 70% in U.S. dollars, 28% in Euros and 2% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. In 2003, 23% of our expenses, principally salaries and related personnel expenses were denominated in shekels, and we expect this level of shekel expenses to continue for the foreseeable future. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margin for sales of the Given System. In addition, as of December 31, 2003, 15% of our cash and cash equivalents were denominated in Yen and we are therefore subject to the risk of exchange rate fluctuations between the Yen, the Dollar and the Euro. We have covered an expected surplus of Euros during 2004 against the devaluation of the Euro compared to the U.S. dollar by purchasing options to sell Euros and buy U.S. dollars at a pre-determined price. In addition, if we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

Translation Effect. The U.S. dollar is our functional currency, and our consolidated financial statements included elsewhere in this annual report are prepared in U.S. dollars.

B.          LIQUIDITY AND CAPITAL RESOURCES

Since our inception and until we commenced sales in 2001, we financed our operations primarily with the proceeds of sales of our equity securities. From our inception through December 31, 2003, we raised a total of $97.7 million through public and private sales of our equity securities. Since we commenced sales in 2001, we have collected more than $70.0 million in receivables. As of December 31, 2003, we had $25.4 million in cash and cash equivalents, and our working capital, which we calculate by subtracting our current liabilities from our current assets, was $35.0 million. We achieved positive cashflow from operations in the fourth quarter of 2003.

We believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures in 2004, including in connection with the launch of our esophageal capsule and the Patency System. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing a line of credit. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue opportunities that may arise in the future if an opportunity that we consider attractive arises to raise additional funding. We have also applied to the Office of Chief Scientist for a grant to support our research and development activities in 2004. If our expectations as to revenues and expenses are not met and if we are unable to obtain additional financing when we need it or if we cannot obtain it on commercially reasonable terms, we may be required to reduce the scope of our planned product development and marketing efforts, which could potentially harm our business, financial condition and operating results.

The following table sets forth the components of our cash flows for the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(in thousands)
Net cash used in operating activities	$(19,198)	$(22,233)	$(8,548)
Net cash used in investing activities	(5,005)	(7,560)	(2,647)
Net cash provided by financing activities	64,131	4,419	653
Effect of exchange rate changes on cash	(58)	(64)	117
Increase (decease) in cash and cash equivalents	$39,870	$(25,438)	$(10,425)

Net cash used in operating activities was $8.5 million in 2003, $22.2 million in 2002 and $19.2 million in 2001. The decrease from 2002 to 2003 resulted primarily from a $8.7 million decrease in our net loss, a decrease of $1.8 million in inventories (compared to an increase of $7.4 million in 2002) and a decrease of $940,000 in our accounts receivable (compared to an increase of $5.0 million in 2002). This was offset by a decrease of $4.7 million in accounts payable (compared to an increase of $5.5 million in 2002). The decrease in accounts payable resulted principally from our decision in 2003 to decrease our inventories. During 2002, as we increased sales of the Given System, we increased the amount of our inventories to $10.7 million as of December 31, 2002 and we further increased our inventories during the first quarter of 2003 in anticipation of the war in Iraq. In the second half of 2003, we reduced our inventories and as of December 31, 2003, our inventories were $8.5 million. The increase in net cash used in operating activities from 2001 to 2002 resulted primarily from a increase of $7.4 million in inventories (compared to an increase of $2.6 million in 2001) and an increase of $5.0 million in accounts receivable (compared to an increase of $3.0 million in 2001), partially offset by an increase of $5.5 million in accounts payable (compared to an increase of $3.8 million in 2001). The increase in accounts payable resulted principally from our decision in 2002 to increase our inventories as we increased sales of the Given System. We expect that net cash used in operating activities will decrease during 2004.

Net cash used in investing activities was $2.6 million in 2003, $7.6 million in 2002 and $5.0 million in 2001. Investing activities consist primarily of capital expenditures and the capitalization of costs associated with our patents and trademarks, and the development of our web site. Our principal capital expenditures in 2003 were $1.5 million for machinery and equipment and $472,000 for patents. Our principal capital expenditures in 2002 were $4.8 million for machinery and equipment for our semi-automated production line and the back-up line. We expect that net cash used in investing activities will remain at approximately the same level in 2004 due to our planned investment in patents and in production lines for the esophageal capsule and our Patency System.

Net cash provided by financing activities was $653,000 in 2003, $4.4 million in 2002 and $64.1 million in 2001. The decrease from 2001 to 2002 was primarily attributable to the completion of our initial public offering in October 2001. In 2003, net cash provided by financing activities resulted primarily from the payment of the exercise price for employee stock options.

Our net cash expenditures for operating and investing activities in 2003 were approximately $11.2 million. We expect to decrease net cash expenditures as our sales develop and we achieve profitability.

The following table of our material contractual obligations as of December 31, 2003, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual obligations	Total	2004	2005	2006	2007	Later Years
			(unaudited) (in thousands)
Capital leases(1)	$31	$27	$4	$—	$—	$—
Operating leases(2)	4,100	1,731	1,449	655	142	123
Total	$4,131	$1,758	$1,453	$655	$142	$123

______________

(1)	Consists of capital leases for motor vehicles.
(2)	Consists of operating leases for office, manufacturing space and motor vehicles.

Market Risk

We invest our excess cash in bank accounts and deposits located with a number of banks inside and outside of Israel, principally in Europe. These instruments have maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments.

Corporate Tax

Israeli companies are generally subject to income tax at the corporate rate of 36%. As of December 31, 2003, our net operating loss carry-forwards for Israeli tax purposes amounted to $29.5 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.

In addition, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise program will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. To date, we have not generated taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received our approved enterprise status in 1999. As we continue to expand our production facilities, we have applied, and received, in 2002, an approval for the expansion of our production facilities during the subsequent two years under the alternative benefits track. The investments are expected to amount to $4.9 million and will be invested in Yoqneam, Israel. The plan is subject to certain terms set forth in the approval letter. We cannot assure you that we will receive approvals in the future for approved enterprise status or that tax benefits for approved enterprises will continue at current levels.

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

As of December 31, 2003, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $23.9 million. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. We have applied and received approval for grants totaling $2.5 million from the Office of the Chief Scientist, including $1.3 million, which was provided by the Office of Chief Scientist to support our 2003 research and development.

Under Israeli law, royalties on the revenues derived from sales of the Given System or any part of the Given System are payable to the Israeli government, generally at the rate of 3.0% during the first three years, 4.0% over the following three years and 5.0% in or after the seventh year and the maximum aggregate royalties paid generally cannot exceed 100%.

The government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on this technology in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the technology or product rights to a third party. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants. Following our request, the Office of the Chief Scientist has approved the manufacture of limited quantities of the M2A capsule in Pemstar’s facilities in Ireland without increasing royalty rates.

C.          RESEARCH AND DEVELOPMENT

Our research and development expenditures, excluding grants received from the Office of the Chief Scientist, were $7.0 million for the year ended December 31, 2003, $8.6 million for the year ended December 31, 2002, and $6.2 million for the year ended December 31, 2001. Our research and development activities are conducted internally by our research and development and regulatory affairs staff primarily at our headquarters in Israel. As of December 31, 2003, our research and development staff consisted of 34 employees, as well as consultants and subcontractors. Our research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in other parts of the gastrointestinal tract, including the esophagus, the stomach and the colon.

D.         TREND INFORMATION

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT

Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position

Executive Officers:
Gavriel D. Meron	51	President, Chief Executive Officer and Director
Kevin Rubey	46	Chief Operations Officer
Zvi Ben David	43	Corporate Vice President and Chief Financial Officer
Yoram Ashery	37	Corporate Vice President—Business Development
Shoshana Friedman	50	Corporate Vice President—Regulatory and Medical Affairs
Mark Gilreath	37	Corporate Vice President—Marketing Strategy
Nancy L. S. Sousa	47	Corporate Vice President and President of Given Imaging, Inc.
Manfred Gehrtz	53	Corporate Vice President, General Manager for Europe
Pablo Halpern(1)	53	Corporate Vice President, General Manager for Japan and Rest of World
Sharon Koninksy	32	Director of Corporate Human Resources

Directors:
Doron Birger(2)	52	Chairman of the Board of Directors
James M. Cornelius(2)(3)(4)	60	Director
Michael Grobstein(2)(3)(4)	61	Director
Jonathan Silverstein(2)	37	Director
Reuven Baron	60	Director
Dr. Dalia Megiddo(3)	52	Director
Chen Barir	45	Director
Eyal Lifschitz	36	Director

______________

(1)	Mr. Halpern has resigned his position effective April 30, 2004.
(2)	Member of our compensation and nominating committee.
(3)	Member of our audit committee and independent director under Nasdaq National Market listing requirements.
(4)	Outside director under the Israeli Companies Law.

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

Zvi Ben David has served as our Corporate Vice President and Chief Financial Officer since July 2000 and served as a director since our establishment in 1998 to June 2000. From 1995 to June 2000, Mr. Ben David was Vice President and Chief Financial Officer of RDC Rafael Development Corporation, one of our principal shareholders. From 1994 to 1995, Mr. Ben David was manager of the finance division of Electrochemical Industries (Frutarom) Ltd., an Israeli company traded on the Tel-Aviv Stock Exchange and American Stock Exchange that produces petrochemical products. Prior to that, from 1989 to 1993, Mr. Ben David was manager of the economy and control department of Electrochemical Industries (Frutarom) Ltd. From 1984 to 1988, Mr. Ben David worked at Avigosh & Kerbs, an accounting firm in Haifa, Israel. Mr. Ben David is a certified public accountant in Israel and holds a B.A. in economics and accounting from the University of Haifa.

Yoram Ashery has served as our Corporate Vice President – Business Development since April 2001. Prior to joining us, from 1995 to April 2001, Mr. Ashery was a corporate attorney, practicing in the fields of technology and medical devices and privatizations as an associate and, from January 2000, as a partner, with the law firm of Zellermayer, Pelossof & Co., who are also our legal counsel. Prior to that, Mr. Ashery served at the Office of the Attorney General of the Government of Israel, from 1993 to 1994, during which period he also completed his internship under the direct supervision of the Israeli Attorney General. From 1992 to 1996, Mr. Ashery also served as a junior lecturer in Tax Law at the Buchman Faculty of Law of the Tel-Aviv University. Mr. Ashery holds an LL.B. from the Buchman Faculty of Law of the Tel-Aviv University and a B.A. in Economics from the School of Social Sciences of the Tel-Aviv University.

Shoshana Friedman has served as our Corporate Vice President-Regulatory and Medical Affairs since January 2002. Ms. Friedman served as a consultant to us and as a member of our advisory board to our Chief Executive Officer from 1998 to January 2002. Prior to joining us, from 1996 to 2002, Ms. Friedman served as the Managing Director of PuSH-med Ltd., a regulatory consulting firm that she founded, which provided consulting services to medical device and biotechnology companies. From 1993 to 1996, Ms. Friedman was Regulatory, Clinical and Quality Assurance Director at InStent Ltd., an Israeli medical device company that was acquired by Medtronic, Inc. in 1996. Ms. Friedman holds a Quality Assurance Lead Assessor certificate from Bywater, Inc. and a Regulatory Affairs Certificate from the Regulatory Affairs Professional Society. Ms. Friedman holds a B.Sc. in mathematics and physics from Haifa University and an M.B.A. from the Hebrew University, Jerusalem.

Mark Gilreath has served as Corporate Vice President – Marketing Strategy since January 2003. He previously served as President of Given Imaging, Inc. since April 2001. Prior to that, he served as our Vice President – Global Business Development since September 2000 and as a consultant to us from October 1999 to September 2000. In 1999, Mr. Gilreath founded VortexMed, Inc., a developer of internet sites for healthcare professionals, where he served as Chief Executive Officer until September 2000. From 1992 to 1999, Mr. Gilreath held various management positions with PENTAX Precision Instrument Corporation including Product Manager, Director of Marketing, Area Sales Manager and Director of Business Development. Prior to joining PENTAX, from 1989 to 1992, Mr. Gilreath served as an officer in the U.S. Navy. He holds a B.Sc. in business finance from Winthrop University and a M.B.A. from the Fuqua School of Business at Duke University.

Nancy L. S. Sousa has served as Corporate Vice President since May 2003 and President, Given Imaging, Inc. since January 2003. Prior to joining us, she held several positions at Eastman Kodak Company from 1980 through 2002, including Director, System Concepts Center, and prior to that, as Vice President, New Business Development, Health Imaging. In addition, to those positions, she previously served as Vice President, OEM Products, Consumer Imaging, Director, Strategic Business Planning, Consumer Imaging, and Product Manager, Projectors and Cameras. Ms. Sousa holds an M.Sc. in mathematics from University of Notre Dame and an M.A. in mathematics from The State University of New York.

Manfred Gehrtz has served as our Corporate Vice President, General Manager for Europe since January 2004. From 1995 to January 2004, Dr. Gehrtz was Managing Director, the head of the Endoscope Division and Vice President of Medical Systems Europe at Olympus Optical Co. (Europa) GmbH, a developer of products in the fields of photography, endoscopy, microscopy, communication and diagnostics. From 1990 to 1995, Dr. Gehrtz was Managing Director and CEO of Aesculap Meditec GmbH, a German company that develops and manufactures medical laser systems. Prior to that, from 1986 to 1990, Dr. Gehrtz was a Specialist, Lab Manager and Production Facility Manager at IBM Deutschland GmbH. Dr. Manfred holds a Ph. D. in Physical Chemistry and a M.Sc. in Physics from the University of Munich, Germany. From 1983 to 1985 Dr. Gehrtz was a Post-Doctoral Fellow at the IBM Research Laboratory in San Jose, California.

Sharon Koninsky has served as Director of Corporate Human Resources since 2002 and, prior to that, as Human Resources Manager. She has served as Executive Assistant to the President and Chief Executive Officer since 1998. Prior to joining us, from 1997 until 1998, Ms. Koninsky worked in the marketing department of Geotek Technologies Ltd., an

Israeli telecommunications company. In 1996 Ms. Koninsky was responsible for placing personnel in administrative positions while employed at a manpower organization in Haifa. Ms. Koninsky holds a B.A. in social work and an M.A. in public administration, both from Haifa University.

Pablo Halpern has served as our Corporate Vice President, General Manager for Japan and Rest of Word since 2003 and, prior to that, as our Corporate Vice President – Global Sales and Marketing since 1999. Prior to joining us, from 1994 to 1999, he served as General Manager of Ultramind International Ltd. (now Ultrasys plc), a British company that manufactures personal computer-based products for the medical professional market. From 1991 to 1994, Mr. Halpern was an international marketing consultant with the Israeli Export Institute. From 1989 to 1991, Mr. Halpern served as General Manager of Barspec Ltd., an Israeli company that manufactured products for the analytical instrumentation market. Mr. Halpern holds a B.Sc. in electro-mechanical engineering and an M.Sc. in electrical engineering from the faculty of engineering, Buenos Aires National University.

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

James M. Cornelius has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Cornelius currently serves as the non-executive Chairman of the board of directors of Guidant Corporation, a U.S. cardiac and vascular medical device company. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius currently also serves as a director of The Chubb Corporation, Hughes Electronics and The National Bank of Indianapolis. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.

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

Jonathan Silverstein has served as a director since September 2000. Mr. Silverstein joined OrbiMed Advisors LLC in 1999 and is currently a managing director. From 1996 to 1999, Mr. Silverstein was the Director of Life Sciences in the Investment Banking Department at the Sumitomo Bank Limited. From 1994 to 1996, Mr. Silverstein was an associate at Hambro Resource Development. Mr. Silverstein serves as a director of DOV Pharmaceuticals, Auxilium Pharmaceuticals and Predix Pharmaceuticals, and is a former director for Orthovita, Inc. and LifeCell Corporation. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and an M.B.A. from the University of San Diego.

Reuven Baron has served as a director since July 2000. Mr. Baron has served as President and Chief Executive Officer of RDC Rafael Development Corporation since June 2000. Prior to that, from 1993 to 2000, he was President of Galram Technology Industries, the business division of Rafael Armament Development Authority, and from 1994 to 2000, he was Chairman of Opgal Industries Ltd., an Israeli manufacturer of thermal imaging products. From 1990 to 1993, Mr. Baron was Director of Business Development for the Electronics Systems Division of Rafael. Mr. Baron holds a B.Sc. and an M.Sc. in electrical engineering from the Israel Institute of Technology.

Dr. Dalia Megiddo has served as a director since October 2001. Dr. Megiddo is Managing Partner of InnoMed Medical Device Innovations, a Israeli venture capital fund in the field of medical devices and the life sciences, and was recently appointed a director of Elron Electronic Industries, one of our shareholders. Since 1994, Dr. Megiddo has also served a Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and since 1996 as Editor of the Israeli medical audio magazine, The Journal Club. Dr. Megiddo also currently serves as a director of Elron Electronic Industries. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and North Western University.

Chen Barir has served as director since August 2002. Mr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries, a private investment company specializing in seed and early stage venture investments and management focusing primarily on medical devices, investments in emerging markets and real estate. Mr. Barir is Chairman of Galil Medical Ltd. and Sunlight Medical Ltd., and a director of Optonol, Inc. and Elron Electronic Industries Ltd. Mr. Barir holds an M.B.A. from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Doctorate in Law and Economics from Harvard Law School, Cambridge, Massachusetts.

Eyal Lifschitz has served as a director since December 2003. Since 2001, Mr. Lifschitz has served as Chief Executive Officer and General Manager of Peregrine Ventures, a venture capital fund focused on the technology industry in Israel. Prior to that, Mr. Lifschitz was co-founder of a number of medical technology and biotech companies, including Becontree Systems, Inc., where he served as Director of Business Development from 1999 to 2001, Vision Care Ophthalmic Technologies, Inc., where he served as Director of Business Development from 1997 to 2001, ECR Ltd., where he served as General Manager from 1994 to 2001, and Pharmacies, Inc., where he served as Director of Business Development from 1990 to 1994. Mr. Lifschitz holds an LL.B. from Shearei Mishpat, Israel.

B.          COMPENSATION

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including stock-based compensation, for the year ended December 31, 2003 was $1.8 million (excluding director fees detailed below). This amount includes approximately $230,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

During the first half of 2003, we paid each director (excluding Gavriel Meron) a quarterly fee of $3,750 for their service on our board of directors, and a $1,500 fee for attending and participating in each meeting of the board of directors or any committee of the Board of Directors. We paid an additional quarterly fee of $1,250 to the chairman of the audit committee. During the second half of 2003, as part of our plan to reduce operating costs, director compensation was reduced to 50% of these amounts. The total amount of these payments in 2003 was $170,000. The directors fees in respect of service by our director, Doron Birger, are paid to Elron Electronics Industries, where he serves as President and Chief Executive Officer, and in respect of service by our director, Reuben Baron, are paid to RDC Rafael Development Corporation, where he serves as President and Chief Executive Officer. In addition, all of our directors were reimbursed for their expenses for each board of directors meeting attended. In addition, in 2003, we granted options to purchase 25,000 ordinary shares to each of our directors, Michael Grobstein, James Cornelius and Eyal Lifschitz, options to purchase 11,000 ordinary shares to each of our directors, Jonathan Silverstein and Dalia Megiddo and options to purchase 8,000 ordinary shares to Chen Barir. The exercise price of these options was equal to the fair market value of our ordinary shares on the date of grant.

In 2003, the base salary of Gavriel Meron, our President and Chief Executive Officer, who is also a director, was $220,000. This base salary was subject to a 17.4% reduction as part of measures that we took in July 2003 to reduce our operating costs which will remain in effect until March 31, 2004. In 2003, our shareholders approved (1) a lump sum bonus of $100,000 in respect of Mr. Meron’s performance during 2002, and (2) a grant of options to purchase 50,000 ordinary shares at an exercise price equal to the fair market value of our ordinary shares on the date of grant, vesting in four equal annual installments commencing on the date of the grant. Mr. Meron also has the use of an automobile and 22 days of paid vacation per year, as well as other benefits commonly paid by companies in Israel. Please see Item 7 “Major Shareholders and Related Party Transactions—Agreements with Directors and Officers—Employment Agreements” for information regarding Mr. Meron’s employment agreement and compensation subject to shareholder approval.

C.          BOARD PRACTICE

Board of Directors and Officers

Our articles of association provide that we may have up to 12 directors, each of whom is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of nine directors. Each director listed above will hold office until the next annual general meeting of our shareholders which is currently scheduled to occur on April 27, 2004, except for our outside directors who were elected in December 2001 for an initial three-year term which will expire in December 2004 pursuant to the Companies Law and may be extended to one additional three-year term. Other than Gavriel Meron, our President and Chief Executive Officer, none of our directors are our employees or are party to a service contract with us.

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

Outside and Independent Directors

Under Israel’s Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange including the Nasdaq National Market are required to appoint two outside directors. Outside directors are required to meet standards of independence set forth in the Israeli companies law. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director, or (2) the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company. The initial term of an outside director is three years and he or she may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new outside director. Our two outside directors are James Cornelius and Michael Grobstein.

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

In addition to the requirements of the Companies Law, we must comply with the Nasdaq National Market listing requirements, under which our board of directors must have at least three independent directors as defined in those rules. Commencing on July 31, 2005, a majority of the members of our board of directors (including all members of our audit committee) will be required to be independent under the rules of the Nasdaq National Market.

Audit Committee

Under the Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors. The audit committee may not include the chairman of the board of directors, the general manager, the chief executive officer, a director employed by the company or who provides services to the company on a regular basis, or a controlling shareholder or a relative of a controlling shareholder. Under the rules of the Nasdaq National Market listing requirements, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. We believe that our directors, Michael Grobstein, James Cornelius and Dalia Megiddo, meet these independence requirements. Commencing on July 31, 2005, the members of our audit committee will be required to meet more stringent independence requirements under Nasdaq National Market rules, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by the Nasdaq National Market.

Under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest an appropriate course of action. Under the Nasdaq National Market listing requirements, our audit committee has adopted an audit committee charter setting forth its responsibilities. In December 2003, we amended our audit committee charter to reflect new rules of the Nasdaq National Market, which will become effective with respect to us on July 31, 2005. The audit committee charter governing the actions of our audit committee states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountant, and is not obligated to conduct any independent investigation or verification. The charter also states that the audit committee is required to nominate the company’s independent accountants, which the shareholders subsequently are required to approve.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. We have appointed Dr. Naftaly Fried of Kost Forer & Gabai, a member firm of Ernst & Young International, as our internal auditor.

Compensation and Nominating Committee

Our compensation and nominating committee consists of our directors James Cornelius, Doron Birger, Michael Grobstein and Jonathan Silverstein. In December 2003, in accordance with new Nasdaq National Market rules which will become effective with respect to us on July 31, 2005, our compensation and nominating committee adopted a charter, which sets forth its responsibilities. Pursuant to the charter, the compensation and nominating committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, as well as to recommend that the board of directors issue options under our stock option plans. The compensation and nominating committee is also responsible for recommending to the board of directors nominees for board membership. The charter requires that the composition of the committee must satisfy the Nasdaq National Market’s independent director requirements.

D.         EMPLOYEES

As of December 31, 2003, we and our subsidiaries had 232 employees of whom 133 were based in Israel, 63 in the United States, 34 in Europe and two in Australia. This reflects a 9% decrease in the number of employees since December 31, 2002, and reflected a 15% reduction in our workforce at the time, principally from our manufacturing facilities. This reduction in our workforce was the result of efficiency measures initiated to reduce our operating costs in order to achieve our profitability targets. The breakdown of our employees by department is as follows:

	Year ended December 31,
Department	2001	2002	2003

Research and development	33	45	34
Sales and marketing	84	115	131
Manufacturing	36	71	49
Management and administration	16	21	18

Under law, we and our employees are subject to protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, minimal termination notice, sick pay, severance pay and social security as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Labor and Welfare make certain industry-wide collective bargaining agreements and collective bargaining agreements in the electricity, steel and electronics industries applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union . We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have written employment agreements with all of our Israeli employees and with our senior non-Israeli employees. Competition for qualified personnel in our industry is intense and we dedicate significant resources to employee retention. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.          SHARE OWNERSHIP

Share Ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, and regarding options to purchase our ordinary shares granted to Gavriel Meron, our President and Chief Executive Officer, see Item 7 “Major Shareholders and Related Party Transactions.”

Stock Option Plans

2003 Stock Option Plan

Our 2003 stock option plan provides for a grant of options to our directors, employees and consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We initially reserved a total of 1,500,000 ordinary shares for issuance under the plan. In addition, we have reserved for issuance under the plan any ordinary shares underlying unvested options granted under our 1998 and 2000 Stock Option Plans that expire without exercise. As of December 31, 2003, we had outstanding options to purchase 1,913,680 shares under the 2003 stock option plan. On February 10, 2004, our board of directors approved an increase of 1,000,000 ordinary shares available under the 2003 stock option plan, subject to shareholder approval.

The plan is substantially similar to our 2000 Stock Option Plan. Generally, where a grant of options under the plan is our first grant of options to that person, the options are not exercisable before the second anniversary of the date of grant, at which time 50% of the options become exercisable with 25% to become exercisable on each of the third and fourth anniversaries of the date of the grant. However, under the 2003 Stock Option Plan, in cases where we have granted options to a grantee under previous plans, 25% of the options will be exercisable at the time of the grant and 25% will be exercisable on the first, second and third anniversaries of the date of the grant. Our compensation and nominating committee has the authority to accelerate the time periods for exercising options. Unexercised options expire ten years after the date of grant. To the extent the options have been vested, they may be exercised in whole or in part from time to time until their expiry. Upon the termination of the employment of an employee other than for cause the employee may exercise all vested options. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will expire.

In the event of an acquisition or merger, we will endeavor to ensure that the rights of the holders of outstanding options are maintained. If we are unable to do so or if our board of directors resolves otherwise, all outstanding, but unvested, stock options will be accelerated and exercisable, ten days prior to the acquisition or merger. In addition, if the employment of a holder of outstanding options is terminated in anticipation of or during the 12 month period following an acquisition or merger, all outstanding but unvested stock options will be accelerated and exercisable, subject to certain adjustments and exceptions.

Options granted under the plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years following the end of the calendar year in which the options are granted. Under Section 102 (1) any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, (2) gains are subject to capital gains tax of 25%.

2000 Stock Option Plan

Our 2000 stock option plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. As of December 31, 2003, we had granted options to purchase 1,703,713 shares under the 2002 stock option plan. Ordinary shares underlying options which expire without exercise under the 2000 stock option plan become available for issuance under the 2003 stock option plan.

The plan is administered by our compensation and nominating committee which makes recommendations to our board of directors regarding grantees of options and the terms of the grant, including exercise prices, vesting schedules, acceleration of vesting and other matters necessary in the administration of the plan. Upon the recommendation of our compensation and nominating committee, options granted under the plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years. Any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares. Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. The exercise price for incentive stock options must not be not less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

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

1998 Stock Option Plan

Our 1998 stock option provides for the grant of options to our directors, employees, or consultants, including members of our medical advisory committee. Our 1998 stock option plan has been superseded by our 2000 stock option plan and we have ceased issuing options under our 1998 stock option plan. As of December 31, 2003, we had granted options to purchase 808,273 shares under the 1998 stock option plan. Ordinary shares underlying options which expire without exercise under the 1998 stock option plan become available for issuance under the 2003 stock option plan.

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

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal shareholders:
IDB Holding Corporation Ltd. (1)	9,425,972	36.6%
OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Advisors Inc., Samuel D. Isaly (2)	4,052,649	15.8
Directors and executive officers:
Gavriel D. Meron (3)	688,231	2.6
Zvi Ben David (4)	202,976	*
Kevin Rubey (5)	75,915	*
Yoram Ashery (6)	109,299	*
Shoshana Friedman (7)	64,382	*
Mark Gilreath (8)	78,263	*
Nancy L. S. Sousa (9)	10,000	*
Manfred Gehrtz	—	—
Pablo Halpern (10)	144,026	*
Sharon Koninsky (11)	31,719	*
Doron Birger (12)	5,963,531	23.2
James M. Cornelius (13)	204,125	*
Michael Grobstein (14)	71,500	*
Jonathan Silverstein (15)	4,098,149	15.9
Reuven Baron (16)	3,233,310	12.6
Dr. Dalia Megiddo (17)	10,300	*
Chen Barir (18)	12,500	*
Eyal Lifshitz	—	—
All directors and executive officers as a group (19)	15,228,357	56.1%

______________

*	Less than 1%
(1)

Based on a Schedule 13D filed on May 19, 2003 and amended on September 4, 2003 and on information provided to us supplementally, consists of 3,462,441 ordinary shares owned by Discount Investment Corporation Ltd. (“DIC”), 3,232,310 ordinary shares owned by RDC Rafael Development Corporation Ltd. (“RDC”) and 2,731,221 ordinary shares owned by Elron Electronics Industries Ltd. (“Elron”). As of the date of this Form 20-F, Elron owned all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, hold 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the ordinary shares owned by RDC. As of the date of this Form 20-F, DIC owned approximately 38.5% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. The address of Discount Investment Corporation is The Triangular Tower, 43rd Floor, 3 Azrieli Center,

Tel Aviv 67023, Israel. The address of RDC Rafael Development Corporation is P.O. Box 14, Haifa 31000. The address of Elron Electronic Industries is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of the date of this Form 20-F, IDB Holding Corporation (“IDBH”) owned approximately 58% of the outstanding shares of IDB Development Corporation (“IDBD”) which, in turn, owned approximately 69% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Dankner-Bergman holds approximately 4.75% of the equity of and voting power in IDBH. The address of Nochi Dankner is The Triangle Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Dankner-Bergman is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon, Israel. The address of Mr. Avraham Livnat is Taavura Junction, Ramle, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein. On September 29, 2003, Elron and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to our Board of Directors proposed by Elron. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, unless terminated by agreement of both parties thereto.

(2)

Based on a Schedule 13D filed on May 15, 2002 and on information provided to us supplementally, consists of 2,475,736 ordinary shares and options to purchase 2,157 ordinary shares owned by Caduceus Private Investments L.P. (“Caduceus”); 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Eaton Vance Worldwide Health Sciences Portfolio (“Eaton Vance”); 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Finsbury Worldwide Pharmaceutical Trust (“Finsbury”); 500,000 ordinary shares owned by PW Juniper Crossover Fund LLC (“Juniper”); 92,173 ordinary shares and options to purchase 144 ordinary shares owned by OrbiMed Associates LLC (“OrbiMed Associates”); 2,820 ordinary shares owned by OrbiMed Capital LLC (“OrbiMed Capital”); options to purchase 2,157 ordinary shares owned by OrbiMed Advisors LLC; 1480 ordinary shares owned by Samuel D. Isaly; 1,480 ordinary shares owned by Sven Borho; 1,480 ordinary shares owned by Michael Sheffery; 1,480 ordinary shares owned by Carl L. Gordon. OrbiMed Capital is the general partner of Caduceus, OrbiMed Advisors LLC acts as managing member of OrbiMed Associates, OrbiMed Advisors Inc. acts as investment manager of Juniper, OrbiMed Advisors LLC acts as investment advisor to Finsbury and OrbiMed Advisors LLC acts as investment adviser to Eaton Vance. As a result, OrbiMed Advisors LLC, OrbiMed Capital and OrbiMed Advisors, Inc. have discretionary investment management authority with respect to the assets of Caduceus, OrbiMed Associates and Juniper. Samual D. Isaly owns all of the outstanding stock of, and controls the management and operation of OrbiMed Advisors Inc. Samual D. Isaly also owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital. Samuel D. Isaly, Sven Borho, Michael Sheffery and Carl L. Gordon, share ownership and control of OrbiMed Associates, OrbiMed Capital and OrbiMed Advisors LLC. The address of OrbiMed Advisors LLC, OrbiMed Capital, OrbiMed Advisors, Inc., Samuel D. Isaly, Sven Borho, Michael Sheffery and Carl L. Gordon is 767 Third Avenue, 30th Floor, New York, NY 10017. These individuals each disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of his pecuniary interest therein.

(3)	Consists of 11,416 ordinary shares and options to purchase 676,815 ordinary shares.
(4)	Consists of 19,026 ordinary shares, options to purchase 113,750 ordinary shares from Given Imaging and options to purchase 70,200 ordinary shares from RDC Rafael Development Corporation.
(5)	Consists of 415 ordinary shares owned by a family member of Mr. Rubey and options to purchase 75,500 ordinary shares.

(6)	Consists of 38,049 ordinary shares owned by Yoram Ashery Ltd., a company owned and controlled by Mr. Ashery, and options to purchase 71,250 ordinary shares.
(7)

Consists of 19,026 ordinary shares owned by Ms. Friedman, 19,800 ordinary shares owned by PuSH J. Sh. Holding Ltd., a company owned and controlled by Ms. Friedman, options to purchase 22,500 ordinary shares owned by Ms. Friedman and options to purchase 3,056 ordinary shares owned by PuSH. J. Sh. Holding Ltd.

(8)	Consists of 9,513 ordinary shares and options to purchase 68,750 ordinary shares.
(9)	Consists of options to purchase 10,000 ordinary shares.
(10)	Consists of 19,026 ordinary shares and options to purchase 125,000 ordinary shares.
(11)	Consists of 15,219 ordinary shares and options to purchase 16,500 ordinary shares.
(12)

Consists of 3,232,310 ordinary shares owned by RDC Rafael Development Corporation and 2,731,221 ordinary shares owned by Elron Electronic Industries. Mr. Birger is a director of RDC Rafael Development Corporation and President and Chief Executive Officer of Elron Electronic Industries and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares that Elron Electronic Industries and RDC Rafael Development Corporation own. Mr. Birger disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(13)

Consists of 120,000 ordinary shares owned by Mr. Cornelius, 20,125 ordinary shares held by Twilight Venture Partners, 11,500 ordinary shares held by the Cornelius Family Foundation, and options to purchase 52,500 ordinary shares.

(14)	Consists of 19,000 ordinary shares and options to purchase 52,500 ordinary shares.
(15)

Consists of options to purchase 45,500 ordinary shares and 4,056,649 ordinary shares beneficially owned by the OrbiMed investors. Mr. Silverstein is a principal of OrbiMed Advisors LLC and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares which the OrbiMed investors owns or over which they exercise voting and investment power. Mr. Silverstein disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(16)

Consists of 1,000 ordinary shares owned by Mr. Baron and 3,232,310 ordinary shares beneficially owned by RDC Rafael Development Corporation. Mr. Baron is the President and Chief Executive Officer of RDC Rafael Development Corporation and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares beneficially owned by RDC Rafael Development Corporation. Mr. Baron disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(17)	Consists of options to purchase 10,300 ordinary shares.
(18)	Consists of options to purchase 12,500 ordinary shares.
(19)

Includes 3,462,441 ordinary shares owned by DIC, 3,232,310 ordinary shares owned by RDC, 2,731,221 ordinary shares owned by Elron and 4,052,649 ordinary shares beneficially owned by the OrbiMed entities, as well as ordinary shares and options to purchase ordinary shares held by directors and officers in their personal capacities or by their nominees. The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

Since the filing of our last annual report on Form 20-F, certain of our principal shareholders have sold our shares. The aggregate ordinary shares beneficially owned by IDB Holding Corporation has decreased by approximately 1.5 million shares and its beneficial ownership of our ordinary shares as a percentage of shares outstanding has decreased from 43.2% to 36.6%. The aggregate ordinary shares beneficially owned by the OrbiMed investors has decreased by approximately 1.6 million shares and its beneficial ownership of our ordinary shares as a percentage of shares outstanding has decreased from 22.7% to 15.8%.

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

In addition to the registrations described above that may be requested by our former Series A preferred shareholders, at the request of some of our ordinary shareholders, including Discount Investment Corporation and its affiliates, Elron Electronic Industries and PW Juniper Crossover Fund, holding at least 20% of our ordinary shares then outstanding, we must use our best efforts to register any or all of these shareholders’ ordinary shares. We must also give notice of the registration to all other shareholders to whom we have granted registration rights and include in the registration any ordinary shares that they request to include. We are also permitted to include our shares in the registration. The minimum aggregate offering price of the shares to be registered is $5.0 million. We may only be requested to carry out three of these demand registrations.

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

Directors Fees

We pay directors fees in respect of service by our directors (other than our President and Chief Executive Officer, Gaviel Meron). See Item 6 "Directors, Senior Management and Employees, Part B. Compensation."

Agreements with Directors and Officers

Employment Agreements

We maintain written employment agreements with all of our officers. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

In August 2003, we extended our employment agreement with Gavriel Meron, our President and Chief Executive Officer, until August 1, 2006, unless earlier terminated by either Mr. Meron or us upon one year notice. We may also terminate this agreement immediately for cause. Upon extension of Mr. Meron’s employment agreement, we granted Mr. Meron options to purchase 100,000 ordinary shares at an exercise price equal to the closing price of our ordinary shares on the Nasdaq National Market on the date of the grant, vesting in four annual installments commencing on the date of the grant.

Mr. Meron’s employment agreement provides, among other things, that upon the termination of Mr. Meron’s employment (except when such termination is due to the breach by Mr. Meron of his duty of loyalty, willful misrepresentation of a material fact, conviction of any crime or offense involving the us or moral turpitude, or for similar causes), Mr. Meron will be entitled to prior notice of (1) one year; or (2) two years, if we terminate his employment immediately preceding or following (A) the merger or acquisition of us by another entity, if, following such transaction, the holders of the outstanding voting power of us prior to the transaction cease to hold a majority of the outstanding voting power of the surviving entity; or (B) a sale of all or substantially all of our assets (each an “M&A Event”). Should we terminate Mr. Meron’s employment with immediate effect, or with a shorter notice, we are required to continue to pay to Mr. Meron his salary and the associated benefits during the remainder of the applicable notice period. Upon the occurrence of any M&A Event, and provided the M&A Event takes place during Mr. Meron’s employment, all options previously granted to Mr. Meron will be accelerated and become immediately vested.

In December 2003, we (1) agreed to increase Mr. Meron's base salary of $220,000 to $250,000, which increase will be effective only upon the completion of our first profitable quarter during 2004 (at which time it will be implemented retroactively as if the increase became effective on April 1, 2004), (2) agreed to a bonus of between zero and $500,000 subject to us meeting certain performance targets defined by the Board of Directors, and (3) granted options to purchase 120,000 ordinary shares at an exercise price equal to the closing price of our ordinary shares on the Nasdaq National Market on the date of the grant, vesting in five annual installments commencing on the date of the grant.

In August 2001, we provided Mr. Meron with a loan of $200,000 upon issuance of FDA clearance for the Given System at an interest rate equal to the Israeli consumer price index plus 4.0%. In accordance with its terms, Mr. Meron repaid this loan and accrued interest during 2003 following the exercise of stock options.

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

An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

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

Our articles of association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy, which covers the period from April 1998 to October 2, 2004. The policy has two layers, the first one was issued for a three-year period following our initial public offering on October 4, 2001 until October 2, 2004. The policy also provides additional coverage for a 12-month period which began following our initial public offering and has been renewed every year for an additional 12 month period, which is ending on October 2, 2004. To date, no claims for directors and officers’ liability insurance have been filed under this policy.

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

Legal Proceedings

On November 25, 2002, we filed a lawsuit in the District Court in Haifa, Israel against a former employee and two companies which the former employee founded. Our claim was filed to protect our intellectual property rights following the defendants’ improper use of patent applications covering technology developed at Given Imaging. The defendants filed a counterclaim on January 13, 2003, alleging that we abused legal proceedings, filed a frivolous lawsuit, acted in bad faith, and damaged the defendants’ reputation and business. On January 25, 2003, our directors received correspondence from investors in the defendant companies demanding that we withdraw the lawsuit and compensate the investors. We believe that the defendants’ counterclaim and the investors’ correspondence is without merit and we intend to vigorously defend against such claim. We also believe that our complaint has merit and that we will prevail. All hearings in the lawsuit have been held and the case is now pending the court’s decision, which is expected any time. We do not believe that our claim or the counter-claim are material to our business or results of operation.

On November 14, 2002, we received correspondence from a U.S. corporation offering to grant us a license under reasonable terms for a U.S. patent for a technology allegedly utilized in the M2A capsule. We believe that we are not utilizing any invention claimed under any valid independent claims in the patent and have responded accordingly. We are currently communicating with the U.S. corporation to resolve this matter.

In March 2004, the U.S. Patent and Trademark Office notified us that it would conduct a reexamination of some of the claims in one of our U.S. patents in the U.S. Patent and Trademark Office pursuant to a request submitted by Olympus Corporation. We expect that the reexamination process will be protracted and do not expect a final decision during 2004. We are not accused of infringing a third party’s patent and our ability to sell our products is not contested.

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

The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Nasdaq National Market:

Annual Highs and Lows	High	Low

2003	$18.80	$6.65
2002	$18.05	$6.91

Quarterly Highs and Lows	High	Low

1st quarter 2003	$10.00	$ 8.21
2nd quarter 2003	$ 9.20	$ 6.65
3rd quarter 2003	$13.23	$ 8.41
4th quarter 2003	$18.80	$10.58

1st quarter 2002	$18.05	$10.38
2nd quarter 2002	$16.31	$ 9.00
3rd quarter 2002	$12.41	$ 8.99
4th quarter 2002	$10.59	$ 6.91

MOST RECENT SIX MONTHS	High	Low

February 2004	$33.06	$23.10
January 2004	$25.90	$17.21
December 2003	$19.25	$15.25
November 2003	$18.20	$13.43
October 2003	$14.09	$10.55
September 2003	$12.96	$10.63

On March 16, 2004, the last reported sale price of our ordinary shares on the Nasdaq National Market was $29.99 per share. According to the our transfer agent, as of March 16, 2004, there were approximately 150 holders of record of our ordinary shares.

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

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

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

The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. We believe that IDB Holding Corporation Ltd., which is controlled by four individuals in Israel, currently holds more than 25% of our outstanding ordinary shares as determined in accordance with the Companies Law. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 50% or greater shareholder of the company.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

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

C.	MATERIAL CONTRACTS

Summaries of the following material contracts are included in this Form 20-F in the places indicated:

Material Contract	Location
Standard Distribution Agreement	Item 4.B: “Information on the Company – Part B: Business Overview – Marketing and Distribution.”
Agreements with Micron Technology, Inc.	Item 4.B: “Information on the Company – Part B: Business Overview – Manufacturing.”
Agreements with Pemstar, Inc.	Item 4.B: “Information on the Company – Part B: Business Overview – Manufacturing.”
Agreement with RDC Rafael Development Corporation Ltd	Item 7: “Major Shareholder and Related Party Transactions.”
Investor Rights Agreement	Item 7: “Major Shareholder and Related Party Transactions.”

D.	EXCHANGE CONTROLS

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

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

less than 50%	120%
between 50% and less than 90%	150%
90% and more	300%

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

Under the Industry Encouragement Law, industrial companies are entitled to certain preferred corporate tax benefits, including the following:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;
•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and
•	claiming of stock exchange issuance expenses over three years.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

If we qualify as an industrial company within the definition of the Industry Encouragement Law, we are entitled to the benefits described above. We believe that in 2003 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

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

For residents of other countries, the purchaser of shares may be required to withhold 25% capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the seller’s country of residence.

Under new legislation, which became effective on January 1, 2003, the capital gain from the sale of shares by non Israeli residents would be tax exempt as long as our shares are listed on the Nasdaq National Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign Exchange. If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002 their sale would be tax exempt so long as (1) the shares are listed on a stock exchange, such as the Nasdaq National Market, which is recognized by the Israeli Ministry of Finance, and (2) we qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969, and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 15% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. We believe that in 2003 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company. If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 25% unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder’s country of residence.

Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel. We are required to withhold income tax at the rate of 25% with respect to passive income (or 15% for dividends distributed from income generated by an approved enterprise) unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder’s country of residence.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the entire amount of any distribution made to you with respect to ordinary shares, other than any distributions of our ordinary shares made to all our shareholders, will constitute dividends to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. Non-corporate U.S. Holders will be taxed on the dividend distributions made in taxable years beginning before December 31, 2008 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). However, the dividends will be included in your gross income as ordinary income and will not be eligible for the dividends received deduction generally allowed to corporate United States holders. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

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

Sale or Exchange of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, you will recognize capital gain or loss for United States federal income tax purposes when you sell or exchange our ordinary shares. The amount of gain or loss will be equal to the difference between your adjusted tax basis in the ordinary shares and the amount realized on their disposition. If you are a noncorporate United States holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for our ordinary shares exceeds one year. Any gain or loss recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. Capital losses may only be used to offset capital gains, except that non-corporate U.S. holders are entitled to deduct capital losses in excess of capital gains not to exceed $3,000 per taxable year.

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

Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2003. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

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

Backup Withholding and Information Reporting

United States backup withholding taxes and information reporting requirements apply to certain payments to noncorporate holders of stock. Information reporting requirements will, and a backup withholding tax may, apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States to a holder of our ordinary shares, other than an exempt recipient, including a corporation, a payee that is a non-United States person that provides an appropriate certification and certain other persons. Backup withholding is not an additional tax and may be claimed as a credit against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information. The backup withholding tax rate is 28% for years 2003 through 2010.

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

Our initial public offering of our ordinary shares commenced on October 4, 2001, and terminated after the sale of all the securities registered. The co-lead managing underwriters for the offering were Lehman Brothers Inc. and Credit Suisse First Boston Corporation. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option. We sold 5,000,000 ordinary shares at an aggregate offering price of $60 million representing a price per share of $12.00. Under the terms of the offering, we incurred aggregate underwriting discounts of $4.2 million. We also incurred expenses of $2.6 million in connection with the offering. None of the amounts was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owing ten percent or more of any class of our equity securities, or to any of our affiliates.

The net proceeds that we received as a result of the offering were $53.2 million. As of December 31, 2003, the net proceeds have been used as follows.

Use of Proceeds	Description	Amount (in thousands)
Construction of plant, buildings and facilities	—	$—
Purchase and installation of machinery and equipment	Computers, office equipment, installment for semi-automated production lines	11,980
Purchase of real estate	—	—
Repayment of indebtedness	Capital lease obligation for motor vehicles	149
Working capital	Operating expenses	36,873
Temporary investments	—	—
Any other use involving $100,000 of the proceeds	—	—
Total:		$49,002

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

As of the end of the period covered by this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors has determined that Michael Grobstein is the financial expert serving on its audit committee.

ITEM 16B. CODE OF ETHICS.

We have adopted a code of ethics applicable to our chief executive officer, chief financial officer, controller and persons performing similar functions. A copy of the code of ethics is attached to this report as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, KPMG, in each of our previous two fiscal years:

	2002	2003
	(in thousands)
	(unaudited)
Audit fees	$178	$175
Audit-related fees	121	21
Tax fees	36	36
All other fees	41	27
Total	$376	$259

Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

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

4.3	Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant.

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

4.11

Summary of Material Terms of Addendum, dated December 2002, to Lease Agreement, dated as of November 26, 2001, by and between Ska’ar Yoqneam and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F (File No. 000-33133) filed with the Commission on April 10, 2003.

8.1	List of subsidiaries of the Registrant.

9.1	Consent of KPMG Somekh Chaikin, independent accountants.

11.1	Code of Ethics adopted on December 9, 2003.

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

______________

Portions of this exhibit were omitted and have been filed separately with the Secretary of the Commission on March 17, 2004, pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

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
Name: Zvi Ben David Title: Vice President and Chief Financial Officer

Date: March 17, 2004

Given Imaging Ltd.

Consolidated Audited Financial Statements
As of December 31, 2003

Given Imaging Ltd. and its Consolidated Subsidiaries

Report of Independent Auditors to the Board of Directors and
Shareholders of Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of its operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Somekh Chaikin

Somekh Chaikin Certified Public Accountants (Israel)
A member of KPMG International

February 10, 2004

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

		December 31
	Note	2002	2003
Assets

Current assets
Cash and cash equivalents	1D; 2	$35,792	$25,367
Accounts receivable:
Trade		6,865	6,945
Other	3	1,485	467
Inventories	1F; 4	10,659	8,485
Prepaid expenses	1G	1,258	1,361

Total current assets		56,059	42,625

Deposits		192	361

Assets held for severance benefits	1H; 9	674	1,008

Fixed assets, at cost, less accumulated depreciation	1I; 5	9,967	9,595

Other assets, at cost, less accumulated amortization	1J; 6	1,836	1,980

Total Assets		$68,728	$55,569

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

		December 31

	Note	2002	2003

Liabilities and shareholders’ equity

Current liabilities

Current installments of obligation under capital lease	7B	$56	$27
Accounts payable:
Trade		4,990	2,216
Other	8	6,279	4,462
Related parties		35	—
Deferred revenue	1O	727	950

Total current liabilities		12,087	7,655

Long-term liabilities
Obligation under capital lease, net	7B	47	4
Liability for employee severance benefits	9	835	1,188

Total long-term liabilities		882	1,192

Total liabilities		12,969	8,847

Commitments and contingencies	7

Minority interest		2,182	1,924

Shareholders’ equity
Share capital:	11
Ordinary Shares, NIS 0.05 par value each (60,000,000 shares authorized; 25,373,513 and 25,649,188 shares issued and fully paid at December 31, 2002 and 2003, respectively)		298	301
Additional paid-in capital		100,262	100,996
Capital reserve		2,166	2,166
Unearned compensation		(123)	(30)
Accumulated deficit		(49,026)	(58,635)

Total shareholders’ equity		53,577	44,798

Total liabilities and shareholders’ equity		$68,728	$55,569

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements Of Operations
(In thousands except per share data)

		Year ended December 31,

	Note	2001	2002	2003

Revenues	1O; 12	$4,733	$28,904	$40,539
Cost of revenues		2,476	11,907	13,551

Gross profit		2,257	16,997	26,988

Operating expenses
Research and development, gross	1R	(6,156)	(8,609)	(7,037)
Royalty bearing participation	1P	44	—	1,303

Research and development, net		(6,112)	(8,609)	(5,734)

Sales and marketing		(12,902)	(22,681)	(26,804)
General and administrative		(2,664)	(4,749)	(5,312)

Total operating expenses		(21,678)	(36,039)	(37,850)

Operating loss		(19,421)	(19,042)	(10,862)

Financing income, net		764	1,469	995
Other expenses, net		—	(711)	—

Loss before taxes on income		(18,657)	(18,284)	(9,867)

Taxes on income	1Q; 13	—	—	—

Loss before minority share		(18,657)	(18,284)	(9,867)

Minority share in losses (profits) of subsidiary		—	(26)	258

Net loss		$(18,657)	$(18,310)	$(9,609)

Loss per share

Basic and diluted loss per ordinary share	1L; 10	$(1.60)	$(0.73)	$(0.38)

Weighted average number of Ordinary
Shares outstanding used in basic and
diluted loss per Ordinary
Share calculation	1L 10	12,879,369	25,182,563	25,493,073

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements Of Changes In Shareholders’ Equity
(In thousands except per share data)

	Series A Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Capital Reserve	Unearned Compensation	Accumulated Deficit	Total

	Shares	Amount	Shares	Amount

Balance as at January 1, 2001	9,115,925	$107	8,804,188	$103	$35,384	$—	$(460)	$(12,059)	$23,075

Changes during the year 2001:
Conversion of preferred shares into Ordinary Shares	(9,115,925)	(107)	9,115,925	107	—	—	—	—	—
Ordinary shares issued	—	—	7,184,800	86	64,101		—	—	64,187
Allocation of employees’ stock options	—	—	—	—	251	—	(251)	—	—
Allocation of non-employees’ stock options	—	—	—	—	367	—	—	—	367
Amortization of unearned compensation	—	—	—	—	—	—	361	—	361
Net loss	—	—	—	—	—	—	—	(18,657)	(18,657)

Balance as of December 31, 2001	—	$—	25,104,913	$296	$100,103	$—	$(350)	$(30,716)	$69,333

Changes during the year 2002:
Exercise of stock options	—	—	268,600	2	159	—	—	—	161
Amortization of unearned compensation	—	—	—	—	—	—	227	—	227
Capital reserve from issuance of shares in a newly formed subsidiary	—	—	—	—	—	2,166	—	—	2,166
Net loss	—	—	—	—	—	—	—	(18,310)	(18,310)

Balance as of December 31, 2002	—	$—	25,373,513	$298	$100,262	$2,166	$(123)	$(49,026)	$53,577

Changes during the year 2003:
Exercise of stock options	—	—	275,675	3	722	—	—	—	725
Forfeiture of stock options	—	—	—	—	(78)	—	78	—	—
Acceleration of vesting	—	—	—	—	31	—	—	—	31
Allocation of non-employees’ stock options	—	—	—	—	59	—	—	—	59
Amortization of unearned compensation	—	—	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	—	—	(9,609)	(9,609)

Balance as of December 31, 2003	—	$—	25,649,188	$301	$100,996	$2,166	$(30)	$(58,635)	$44,798

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements Of Cash Flows
(In thousands)

	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net loss	$(18,657)	$(18,310)	$(9,609)

Adjustments required to reconcile net loss to net cash used in operating activities:

Minority share in profits (losses) of subsidiary	—	26	(258)
Depreciation and amortization	1,074	2,176	3,030
Employees’ stock option compensation	361	227	46
Non-employees’ stock option compensation	367	—	59
Other	41	97	9
Increase in accounts receivable - trade	(2,470)	(4,395)	(80)
Decrease (increase) in other accounts receivable	(534)	(633)	1,018
Increase in prepaid expenses	(984)	(109)	(103)
Decrease in advances to suppliers	259	—	—
Decrease (increase) in inventories	(2,638)	(7,402)	1,860
Increase (decrease) in accounts payable	3,775	5,537	(4,708)
Increase in deferred revenue	193	534	223
Increase (decrease) in payable to related parties	15	19	(35)

Net cash used in operating activities	$(19,198)	$(22,233)	$(8,548)

Cash flows from investing activities:
Purchase of fixed assets and other assets	$(4,955)	$(7,472)	$(2,550)
Proceeds from sales of fixed assets	7	—	60
Deposits, net	(57)	(88)	(157)

Net cash used in investing activities	$(5,005)	$(7,560)	$(2,647)

Cash flows from financing activities:
Principal payments on capital lease obligation	$(56)	$(64)	$(72)
Proceeds from the issuance of Ordinary Shares	64,187	161	725
Proceeds from issuance of shares by consolidated company	—	4,322	—

Net cash provided by financing activities	$64,131	$4,419	$653

Effect of exchange rate changes on cash	$(58)	$(64)	$117

Increase (decrease) in cash and cash equivalents	$39,870	$(25,438)	$(10,425)
Cash and cash equivalents at beginning of year	21,360	61,230	35,792

Cash and cash equivalents at end of year	$61,230	$35,792	$25,367

Supplementary cash flow information

	Year ended December 31,

	2001	2002	2003

Interest paid	$12	$7	$3
Income taxes paid	$75	$79	$68

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes to The Consolidated Financial Statements
(In thousands except per share data)

Note 1 - Organization and Summary of Significant Accounting Policies

A.         General

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

B.         Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in the USA, Germany, France, the Netherlands and Australia and its 51% owned subsidiary in Japan. The accounts of its subsidiaries are consolidated from the date of their inception. All significant intercompany balances and transactions have been eliminated in consolidation.

All the subsidiaries were established for the purpose of marketing and selling the Given System.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes to The Consolidated Financial Statements
(In thousands except per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

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

E.          Provision for doubtful debts

The provision for doubtful debts is calculated on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risk, in reliance on available information with respect to the debtor’s financial position and an evaluation of the collateral received.

F.          Inventories

Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials and finished goods, and on the basis of actual manufacturing costs for work in progress and sub-contractors.

G.         Prepaid expenses

Prepaid expenses are amortized using the straight-line method over the period during which such costs are recovered.

H.         Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender life insurance policies that are recorded at their current redemption value.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes to The Consolidated Financial Statements
(In thousands except per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

I.            Fixed assets

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

J.	Other assets
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

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes to The Consolidated Financial Statements
(In thousands except per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

K.         Stock compensation plans

Employees

The Company has adopted Financial Accounting Standards Board’s Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”) which permits entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB Opinion No. 25”) and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of Statement No. 123” (“Statement 148”).

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

Non-Employees

The Company applies the fair value-based method of accounting set forth in Statement 123 to account for stock based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested.

The following table shows the effect on net loss and loss per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

	Year ended December 31,

	2001	2002	2003

Net loss as reported	$(18,657)	$(18,310)	$(9,609)
Deduct: Compensation expenses according to APB 25 included in the reported net loss	728	227	105
Add: Application of compensation expenses according to Statement 123	(1,198)	(4,324)	(7,012)

Pro forma net loss	$(19,127)	$(22,407)	$(16,516)

Basic and diluted loss per Ordinary Share:
As reported	$(1.60)	$(0.73)	$(0.38)

Pro forma	$(1.63)	$(0.89)	$(0.65)

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes to The Consolidated Financial Statements
(In thousands except per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

L.          Loss per Ordinary Share

Basic and diluted loss per Ordinary Share is presented in conformity with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”, for all years presented. Basic loss per Ordinary Share is calculated by dividing the net loss attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. All the outstanding options have an anti-dilutive influence since the Company incurred losses since inception.

M.        Use of estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

N.         Impairment of long-lived assets and certain intangibles

The Company accounts for long-lived assets and certain intangible assets in accordance with the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“Statement 144”).

This Statement requires that long-lived assets and certain identifiable intangibles assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The adoption of Statement 144 had no impact on the Company’s financial position or results of operations.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes to The Consolidated Financial Statements
(In thousands except per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

O.         Revenue recognition

The Company derives principally all of its revenues from sales of its gastrointestinal diagnostic system (Given System). The Given System consists principally of the disposable M2A color-imaging capsule, a portable data recorder with an array of sensors and a computer workstation equipped with the Company’s proprietary RAPID software.

Revenues from sales of products are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”), that was amended in Staff Accounting Bulletin No. 104, upon delivery provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

For sale contracts which include a Post Contract Customer Support (“PCS”) component, revenues from PCS are deferred and recognized ratably over the term of the support period, which is generally one year, according to EITF 00-21 “Revenue Arrangements with Multiple Deliverables”.

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company’s policy is not to grant return rights.

P.          Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a deduction of research and development expenses.

Royalties payable to OCS are classified as cost of revenue.

Q.         Income taxes

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

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes to The Consolidated Financial Statements
(In thousands except per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

S.          Concentration of credit risk

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

T.          Recent accounting pronouncements

The Company examined the recently issued accounting standards SFAS No. 149, SFAS No. 150, and FIN 46 and believes that the adoption of these standards will not have a significant impact on the Company’s financial position or results of operations.

Note 2 - Cash and Cash Equivalents

	December 31

	2002	2003

Denominated in U.S. dollars	$29,807	$17,364
Denominated in New Israeli Shekels	575	2,413
Denominated in Euro	772	1,321
Denominated in Australian dollars	147	485
Denominated in Japanese Yen	4,491	3,784

	$35,792	$25,367

Cash equivalents in Israeli currency include bank deposits bearing annual interest rates of 5% unlinked to the Israeli CPI. Cash equivalents in U.S. dollars include bank deposits bearing annual interest rates of 1%. Cash equivalents in Euros include bank deposits bearing annual interest rates of 1.5%. The original maturities of these cash equivalents did not exceed three months.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 3 - Accounts Receivable - Other

	December 31
	2002	2003
Government institutions	$1,192	$443
Related party	206	—
Other	87	24
	$1,485	$467

Note 4 - Inventories

	December 31
	2002	2003
Raw materials and components	$3,838	$4,248
Work in progress	2,342	1,011
Finished goods	4,479	3,226
	$10,659	$8,485

Note 5 - Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31
	2002	2003
Computers and software	$3,352	$3,648
Instruments and laboratory equipment	450	543
Leasehold improvements	1,069	1,120
Motor vehicles	267	144
Machinery and equipment	6,767	8,351
Communication equipment	296	328
Office furniture and equipment	756	813
Fixed assets	12,957	14,947

Accumulated depreciation	(2,990)	(5,352)
Fixed assets less accumulated depreciation	$9,967	$9,595

Depreciation expense for the years ended December 31, 2001, 2002 and 2003 are $859, $1,757 and $2,475, respectively.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 6 - Other Assets, at Cost, Less Accumulated Amortization

	December 31
	2002	2003
Software development costs	$647	$647
Patents and trademarks	1,242	1,714
Web site application and infrastructure	596	823
Other assets	2,485	3,184
Accumulated amortization	(649)	(1,204)
Other assets, net	$1,836	$1,980

Amortization expense for the years ended December 31, 2001, 2002 and 2003 are $203, $419 and $555, respectively.

Note 7 - Commitments and Contingencies

A.         Office of the Chief Scientist Grants

The Company’s research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). In return for the OCS’s participation, the Company is committed to pay royalties to the Israeli Government at a rate of 3% of the sales of its product, up to 100% of the amount of the grants received. The grants are deducted from research and development expenses. Grants received in advance of the corresponding expenditures incurred are recorded as a liability. The Company is entitled to the grants only upon incurring research and development expenditures. The Company is not obligated to repay any amount received from OCS if the research effort is unsuccessful or if no products are sold. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval. Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. The Company received from the OCS office a total cumulative amount of $2,500 of which it already repaid $1,197. The total outstanding obligation for royalties, based on royalty-bearing government participation totaled approximately $1,303 as of December 31, 2003. Royalties payable to the OCS are classified in cost of revenues.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 7 - Commitments and Contingencies (cont’d)

B.         Leases

Capital leases for motor vehicles

The capital leases are to be repaid in five years and bear interest of LIBOR+ 1.35%. The vehicles are pledged as collateral.

Operating leases

The Company and its subsidiaries lease office space and manufacturing space for periods of up to ten years (including options to extend the lease terms). The Company and its subsidiaries furnished the lessors with bank guarantees - a total amount of $531.

The Company and its subsidiaries signed several motor vehicles lease agreements. The companies deposited a total amount of $177 to guarantee their performance under the terms of the lease agreements.

Future minimum capital lease payments and future minimum operating lease payments:

	December 31, 2003
	Capital leases	Operating leases
2004	$27	$1,731
2005	4	1,449
2006	—	655
2007	—	142
2008 and thereafter	—	123
	$31	$4,100

Office and manufacturing rental expense under the lease agreements for the years ended December 31, 2001, 2002 and 2003 are $516, $950 and $1,140, respectively.

C.         Agreements with Pemstar Inc.

During 2002, the Company entered into a one year non-exclusive technical services agreement with Pemstar Inc., a U.S. electronics manufacturing service and equipment company (Pemstar), pursuant to which Pemstar will provide the Company with technical services relating to the manufacture of the M2A capsule and purchasing the components necessary for producing the M2A capsule, either through the Company or directly from the suppliers.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 7 - Commitments and Contingencies (cont’d)

C.         Agreements with Pemstar Inc. (cont’d)

Pemstar built for the Company two semi-automated production lines. One is fully operated in the Company’s facilities in Yoqneam and one serves as a back-up production line being stored outside of Israel and ready for operation on sixty days notice.

In consideration of providing these services to the Company, the Company pays Pemstar a monthly fixed amount for each functional M2A capsule that is delivered to the Company. This amount will decrease as the volume of M2A capsules produced increase.

D.	Legal claims
1.

On November 25, 2002, the Company filed a lawsuit and motion for preliminary injunction against a former employee, a company which he founded and a wholly-owned subsidiary thereof for which he is now working (together, the “Defendants”) relating to certain patent applications filed by the former employee seeking a declaratory judgment that the above patent applications are the sole property of the Company. The Defendants filed a defense and counterclaim against the Company and its CEO for abuse of legal proceedings and acting in bad-faith, damaging the Defendant’s reputation and unfairly interfering with the Defendants’ business.

On January 25, 2003, directors of the Company received correspondence from certain investors in the Defendants claiming that the directors are liable for the Company’s conduct with respect to the lawsuit against the Defendants, and demanding that the Company withdraw its lawsuit.

The Company believes that its complaint against the Defendants has merit and that it should prevail, and accordingly, both the counterclaim and the correspondence received by the members of the Company’s Board of Directors are both without merit and the Company intends to vigorously defend against them.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 7 - Commitments and Contingencies (cont’d)

D.	Legal claims (cont’d)
2.	On November 14, 2002, the Company received correspondence from a U.S. Corporation proposing to grant the Company a license under reasonable terms for a U.S. patent for the technology utilized by the Company in its disposable imaging capsule.

The Company believes that such a license is not warranted, however, several further letters have been exchanged between the parties and the Company is in communication with the U.S. Corporation to amicably resolve this matter.
3.
On December 30, 2003, a Japanese corporation filed a request for ex parte reexamination (hereinafter - “Reexamination Request”) of some claims in one of the Company’s U.S. patents (hereinafter - the “Patent”) in the United States Patent and Trademark Office (hereinafter the - “USPTO”). The USPTO will decide by late March or early April 2004, whether or not to conduct the reexamination pursuant to the request. The Company is not accused of infringing a third party’s patent and its ability to sell its products is not contested.

Note 8 - Accounts Payable - Other

	December 31
	2002	2003
Government institutions	$559	$439
Liabilities to employees	2,933	2,078
Advances from customers	214	40
Warranty	95	68
Chief Scientist Royalties	490	—
Commissions	346	884
Accrued expenses	1,642	953
	$6,279	$4,462

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

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

Expenses recorded in respect of severance pay for the years ended December 31, 2001, 2002 and 2003 are $339 $418, and $489, respectively.

Note 10 - Loss Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated.

	Year ended December 31,
	2001	2002	2003
Net loss	$(18,657)	$(18,310)	$(9,609)
Interest accrued on Preferred Shares	(1,888)	—	—
Net loss attributable to Ordinary Shares	$(20,545)	$(18,310)	$(9,609)
Weighted average number of Ordinary Shares outstanding used in basic loss per Ordinary Share calculation	12,879,369	25,182,563	25,493,073
Add assumed exercise of outstanding dilutive potential Ordinary Shares	—	—	—
Weighted average number of Ordinary Shares outstanding used in diluted loss per Ordinary Share calculation	12,879,369	25,182,563	25,493,073
Basic loss per Ordinary Share	$(1.60)	$(0.73)	$(0.38)
Diluted loss per Ordinary Share	$(1.60)	$(0.73)	$(0.38)

The Company had 3,881,396 options outstanding as of December 31, 2003 that could potentially dilute basic loss per ordinary share in future periods but which were not included in diluted loss per Ordinary Share because their effect on the periods presented was antidilutive.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 11 - Share Capital

A.         Ordinary shares

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

B.         Employees’ and non employees’ stock options

In 1998, the Company adopted a stock option plan for employees and consultants involving up to 10% of the Company’s share capital. Each option entitles the holder to purchase one Ordinary A Share (as of the IPO date - one Ordinary Share) of par value of NIS 0.05. The options vest over a period of four years and are exercisable for a period of ten years from the date of grant. The options are held in trust on behalf of the Israeli employees, in accordance with Section 102 of the Income Tax Ordinance in Israel and related regulations.

In 2000, the Company adopted the 2000 Stock Option Plan (“2000 Plan”), and in 2003, the Company adopted another Option Plan (“2003 Plan”). Under the 2000 Plan and the 2003 Plan, the Board of Directors (or a compensation committee appointed and upheld by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants.

The purchase price of each share pursuant to the options granted under the 2003 Plan shall be the fair market value on the date the Board approves the grant of the option or as otherwise determined by the Board.

As of December 31, 2003, 4,303,788 Ordinary Shares of the Company, of a par value of NIS 0.05 each, are reserved for the exercise of options granted under the Plans.

According to the 2003 Plan, 25% of the options of an optionee, who received options under this option plan and who had already received options for the purchase of shares from the Company in the past, will vest and be exercisable as of the date of grant. Upon each of the first, second and third anniversaries of the date of grant and at any time thereafter, an additional 25% of the options shall vest.

Unless otherwise prescribed by the Board, an option is not exercisable before the second anniversary of the date of grant. As of the second anniversary of the date of grant and at any time thereafter, the option vests with respect to 50% of the option shares, and after the third and fourth anniversaries of the date of grant with respect to 25% of the option shares, respectively. The Board has the exclusive authority to accelerate the periods for exercising an option. However, no option is exercisable after the passing of ten years from the date of grant.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 11 - Share Capital (cont’d)

B.         Employees’ and non employees’ stock options (cont’d)

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

The Company applies APB Opinion No. 25 and recorded compensation expense of $361, $227 and $46 in the years ended December 31, 2001, 2002 and 2003, respectively, according to the intrinsic value of the above options.

The Company applies Statement 123 in respect of options granted to consultants and recorded compensation expense of $367, $0 and $59 in the years ended December 31, 2001, 2002 and 2003, respectively, related to the above options according to the Black-Scholes model.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 11 - Share Capital (cont’d)

B.         Employees’ and non employees’ stock options (cont’d)

The following table illustrates the effect on net loss and loss per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

	Year ended December 31,
	2001	2002	2003
Net loss as reported	$(18,657)	$(18,310)	$(9,609)
Deduct: Compensation expenses according to APB 25 included in the reported net loss	728	227	105
Add: Application of compensation expenses according to Statement 123	(1,198)	(4,324)	(7,012)
Pro forma net loss	$(19,127)	$(22,407)	$(16,516)
Basic and diluted loss per Ordinary Share:
As reported	$(1.60)	$(0.73)	$(0.38)
Pro forma	$(1.63)	$(0.89)	$(0.65)

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent.
2.

Risk-free interest rate of 2.00%, 2.00% and 1.50% for December 31, 2001, 2002 and 2003, respectively, which represents the risk free interest rates to dollar-linked financial instruments as published by the Israeli Stock Exchange.

3.	Estimated expected lives of seven years as of the date of grant.
4.

Expected average volatility of 55%, 100% and 81%, for December 31, 2001, 2002 and 2003, respectively which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the Nasdaq National Market.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 11 - Share Capital (cont’d)

B.         Employees’ and non employees’ stock options (cont’d)

The following table summarizes information relating to stock options for Ordinary Shares outstanding as of the years indicated:

		Options outstanding	Options exercisable
Exercise price	Number outstanding at December 31, 2003	Weighted average remaining contractual life (in years)	Number exercisable at December 31, 2003
NIS 0.05	403,036	4.8	403,036
$1.00	33,000	5.1	33,000
$1.250	12,000	6.8	12,000
$1.268	139,350	5.9	133,350
$2.628	282,375	6.5	241,782
$3.505	563,732	6.8	434,999
$4.667	189,270	7.3	95,010
$8.030	40,000	9.2	—
$8.180	53,000	9.4	500
$8.700	32,000	8.7	—
$8.860	321,625	9.1	76,250
$9.260	21,000	9.0	21,000
$11.00	32,000	9.7	—
$11.70	84,900	7.6	54,600
$12.00	475,000	8.2	187,500
$12.15	336,800	8.5	37,800
$12.35	4,500	9.7	3,750
$12.45	15,000	8.2	—
$12.60	2,500	9.8	2,500
$12.68	100,000	9.5	25,000
$12.95	10,000	8.1	—
$13.00	26,808	8.1	5,308
$13.09	8,000	9.6	—
$13.85	41,500	8.3	—
$14.30	2,000	7.9	1,000
$16.40	2,000	7.9	1,000
$17.76	650,000	9.9	68,750

	3,881,396		1,838,135

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 11 - Share Capital (cont’d)

B.         Employees’ and non employees’ stock options (cont’d)

The option allotments are as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value

Balance at January 1, 2001	1,968,543
Granted	721,140	9.16	9.57
Forfeited	(40,020)	2.77	3.46
Balance at December 31, 2001	2,649,663
Granted	679,000	12.06	11.60
Forfeited	(82,600)	9.02	9.42
Exercised	(268,600)	0.60	1.91
Balance at December 31, 2002	2,977,463
Granted	1,331,500	13.78	13.61
Forfeited	(151,892)	9.08	8.92
Exercised	(275,675)	2.63	3.34
Balance at December 31, 2003	3,881,396

The following summarizes the departmental allocation of the stock-based compensation charge:

	Year ended December 31,
	2001	2002	2003

Research and development costs	$463	$73	$(18)
Selling and marketing expenses	165	77	94
General and administrative expenses	100	77	29

	$728	$227	$105

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 12 - Revenues

A.         Revenues by activities

	Year ended December 31,
	2001	2002	2003

Workstations and recorders	$3,325	$17,230	$15,879
M2A capsule	1,362	10,889	22,865
Patency capsules and scanners	—	—	15
Service	46	785	1,780

	$4,733	$28,904	$40,539

B.         Revenues by geographic areas

	Year ended December 31,
	2001	2002	2003

United States	$2,252	$15,648	$26,162
Europe	1,972	8,334	11,838
Rest of the world	509	4,922	2,539

	$4,733	$28,904	$40,539

Note 13 - Taxes on Income

A.	Company
(1)

Israeli income tax is computed on the basis of the Company’s results in nominal NIS determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Israeli tax law, the Company was awarded “Approved Enterprise” status under the government alternative benefits track. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an approved enterprise, and reduced tax rates on dividends originating from this income. The income derived from an approved enterprise will be exempt from tax for a ten year period, commencing on the date that taxable income is first generated by the approved enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). As of December 31, 2003, the benefit term had not commenced.

On December 30, 2002, the Company received an approval from the Investment Center for the expansion of its production capacity during the next two years under the alternative benefits track. The investments are expected to amount to $4.9 million and will be invested in its facilities in Yoqneam. The plan is subject to certain terms set forth in the approval letter.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 13 - Taxes on Income (cont’d)

A.	Company (cont’d)

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
(2)

The Company has net operating loss carryforwards in Israel of approximately $29.5 million as of December 31, 2003. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.

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

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

Note 13 - Taxes on Income (cont’d)

A.	Company (cont’d)
(4)	Israel Tax Reform (continued)
(b)	Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company decided to waive the tax expense and the employees will pay a reduced tax rate of 25%.

(c)	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.
B.	Subsidiaries

Because of operating losses, the Company’s subsidiaries, incurred no income tax expense for the period from inception through December 31, 2003. At December 31, 2003, the subsidiaries had local, federal and state net operating loss carryforwards of approximately $23,886.

C.	Deferred Taxes

The tax effects of significant items comprising the Company’s deferred taxes as of December 31, 2003:

Net operating tax assets regarding carryforward losses of subsidiaries	$8,730
Start up costs and other timing differences	526
Less valuation allowance	(9,256)

Net deferred tax assets	$—

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except per share data)

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

Rafael is a related party because it beneficially owns 47.8% of the outstanding shares of RDC Rafael Development Corporation, and they both held approximately 16.5% of the Company’s shares.

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

None of the parties has exercised these certain rights to date.

Note 15 - Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits and accounts payable. The carrying amounts of these financial instruments approximate fair value.

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

4.3	Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant.

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

4.11

Summary of Material Terms of Addendum, dated December 2002, to Lease Agreement, dated as of November 26, 2001, by and between Ska’ar Yoqneam and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F (File No. 000-33133) filed with the Commission on April 10, 2003.

8.1	List of subsidiaries of the Registrant.

9.1	Consent of KPMG Somekh Chaikin, independent accountants.

11.1	Code of Ethics adopted on December 9, 2003.

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

______________

Portions of this exhibit were omitted and have been filed separately with the Secretary of the Commission on March 17, 2004, pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

†

Portions of this exhibit were omitted and have been filed separately with the Secretary of the Commission on April 10, 2003, pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.