Form 20-F
period 2005-12-31
GIVEN IMAGING LTD
filed 2006-04-07
CIK 1126140

As filed with the Securities Exchange Commission on April 6, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

GIVEN IMAGING LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Hermon Building, New Industrial Park
Yoqneam 20692, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value NIS 0.05 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:

27,950,281 Ordinary Shares, par value NIS 0.05 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐          Accelerated filer ☒          Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The GIVEN logo, GIVEN, PillCam, PILLCAM, the PillCam logo, AGILE, ORDERWIN, ORDER WHEN I NEED, RAPID, PILLCAM IMAGING CAPSULE and design, FINGERS HOLDING A CAPSULE logo and, FINGERS HOLDING PILLCAM CAPSULE logo, are our trademarks or registered trademarks. All other registered trademarks appearing herein are owned by their holders.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable.

ITEM 3. KEY INFORMATION

          The selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The selected consolidated statements of operations data for the years ended December 31, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements not included in this Form 20-F, which have also been prepared in accordance with generally accepted accounting principles in the United States of America. You should read the selected consolidated financial information set forth below in conjunction with our consolidated financial statements and the related notes as well as Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

	Year ended December 31,

	2001	2002	2003	2004	2005

	(in thousands, except share and per share data)
Statements of Operations Data:
Revenues	$4,733	$28,904	$40,539	$65,020	$86,776
Cost of revenues	2,476	11,907	13,551	17,734	22,070

Gross profit	2,257	16,997	26,988	47,286	64,706
Operating expenses:
Research and development, gross	(6,156)	(8,609)	(7,037)	(7,363)	(8,833)
Royalty-bearing participation	44	—	1,303	1,140	1,244

Research and development, net	(6,112)	(8,609)	(5,734)	(6,223)	(7,589)
Sales and marketing	(12,902)	(22,681)	(26,804)	(33,652)	(43,281)
General and administrative	(2,664)	(4,749)	(5,312)	(6,916)	(9,657)

Total operating expenses	(21,678)	(36,039)	(37,850)	(46,791)	(60,527)

Operating profit (loss)	(19,421)	(19,042)	(10,862)	495	4,179

Financing income, net	764	1,469	995	956	762
Other expenses, net	—	(711)	—	—	—

Profit (loss) before taxes on income	(18,657)	(18,284)	(9,867)	1,451	4,941
Taxes on income	—	—	—	690	286
Profit (loss) before minority share	(18,657)	(18,284)	(9,867)	2,141	5,227
Minority share in losses (profits) of subsidiary	—	(26)	258	747	1,116

Net profit (loss)	$(18,657)	$(18,310)	$(9,609)	$2,888	$6,343

Basic profit (loss) per ordinary share (1)	$(1.60)	$(0.73)	$(0.38)	$0.11	$0.23

Diluted profit (loss) per ordinary share (1)	$(1.60)	$(0.73)	$(0.38)	$0.10	$0.21

Weighted average number of ordinary shares used in computing basic profit (loss) per ordinary share (1)	12,879,369	25,182,563	25,493,073	26,633,964	27,781,223

Weighted average number of ordinary shares used in computing diluted profit (loss) per ordinary share (1)	12,879,369	25,182,563	25,493,073	29,353,448	29,695,164

	As of December 31,

	2001	2002	2003	2004	2005

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$61,230	$35,792	$25,367	$80,861	$65,356
Working capital	62,891	43,972	34,970	92,987	86,217
Marketable Securities	—	—	—	—	21,664
Total assets	75,923	68,728	55,569	124,224	149,110
Long-term liabilities, net of current portion	522	882	1,192	10,984	24,246
Total liabilities	6,590	12,969	8,847	28,430	47,005
Accumulated deficit	(30,716)	(49,026)	(58,635)	(55,747)	(49,404)
Total shareholders’ equity	69,333	53,577	44,798	94,617	102,044

(1)	See Notes 1L and 11 of the notes to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

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

•	expectations as to the timing and content of future clinical studies and publications;

•	statements as to the expected outcome of legal and patent proceedings in which we are involved;

•	statements as to the expectation for the content of future publications regarding our products;

•	expectations as to the receipt and timing of regulatory clearances and approvals, and the anticipated timing of sales of the Given System in new markets or for new indications;

•	estimates of the impact of changes in currency exchange rates on our operating results;

•	expectations as to the adequacy of our inventory of critical components and finished products;

•	expectations as to the adequacy of our manufacturing facilities; and

•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

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

          Our principal product is the Given System, consisting of a line of PillCam capsules and the related data recorder and computer workstation. As of December 31, 2005, we had sold over 2,860 systems worldwide. Growth in our installed base of Given Systems has contributed to our revenue growth. If we are unable to continue to achieve broad penetration among gastroenterologists, we may be unable to maintain our current growth rate. Our success in making or increasing sales of the Given System depends on a number of factors. First, we must demonstrate that the Given System is clinically-effective and cost-effective in diagnosing a range of disorders of the gastrointestinal tract, and we must inform and educate both physicians and the third-party payors responsible for providing reimbursement coverage about the clinical and economic benefits of using the Given System. Second, we must broaden the indications for which the use of the Given System is reimbursed, expand the number of lives with such reimbursement coverage and educate healthcare providers as to the clinical and economic benefits of using the Given System for such broader indications so that they are encouraged to adopt the Given System. Third, we must continue to improve operational efficiencies of the Given System and demonstrate and convince gastroenterologists that the Given System fits within their normal practice routines. If we are unable to achieve the foregoing, future penetration of the Given System among gastroenterologists may not be sufficient to maintain our current growth rate.

If we are unable to expand reimbursement coverage from third-party healthcare payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing or using the Given System when compared to alternative procedures, demand for the Given System may not grow at the rate we expect.

          Demand for the Given System depends significantly on the eligibility of the procedures performed using the Given System for reimbursement through government-sponsored healthcare payment systems and private third-party payors. In general, the process of obtaining reimbursement coverage approvals has been slower outside of the United States. Reimbursement practices vary significantly from country to country and within some countries, by region, and we must obtain reimbursement approvals on a country-by-country and region-by-region basis. Historically, we have experienced higher sales in territories in which we have received reimbursement for capsule endoscopy using the Given System and in territories in which health authorities and regulators approved the marketing or use of capsule endoscopy. We may not be able to obtain further approvals in a timely manner or at all. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for procedures using the Given System, or if reimbursement is, or is perceived by our customers to be, insufficient to cover the costs of purchasing or using our product or does not adequately compensate physicians and health care providers compared to the other procedures they offer, we may be unable to generate sufficient sales to continue to grow.

Our future growth depends in part on our ability to market the Given System and the PillCam SB capsule as a first line diagnostic tool for a variety of disorders of the small intestine.

          The Given System and the PillCam SB capsule have been cleared for marketing by the FDA for the detection of disorders of the small intestine. To date, sales of the Given System and of PillCam SB capsules have accounted for the significant majority of our revenues. Our ability to market and sell our line of PillCam capsules is highly dependent on the availability of third party reimbursement for the procedures performed with the Given System. Most reimbursement policies today cover the small bowel capsule endoscopy procedure only after a previous procedure, such as endoscopy or radiology has been performed. Our ability to expand the use of the PillCam SB capsule depends substantially on our ability to convince third party payors to provide reimbursement coverage for the PillCam SB capsule as a primary diagnostic tool and not only after a previous procedure, such as endoscopy or radiology, has been performed. If we are unable to do obtain such reimbursement coverage, sales of the PillCam SB capsule may not grow as we expect.

Changes in healthcare system policies may make it difficult for physicians, hospitals and other healthcare providers to obtain adequate reimbursement for procedures using the Given System, which could adversely affect demand for the Given System.

          Many healthcare payors have adopted a managed care system in which they contract to provide comprehensive healthcare for a fixed cost per person, irrespective of the amount of care actually provided. Therefore, the amount of reimbursement provided may not be sufficient to encourage physicians to purchase or utilize the Given System. We are unable to predict what changes will be made in the reimbursement policies of third-party payors. Sales of the Given System could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement amounts or methods for procedures in which the Given System is used.

We currently depend on sales of the PillCam SB for a substantial majority of our revenues. If we are unable to manufacture, market or sell the PillCam SB capsules or to increase PillCam SB capsule usage rates among gastroenterologists, we may not be able to maintain our current annual growth rate.

          A substantial portion of our annual revenue growth to date has resulted from increased sales of the PillCam SB capsule. We expect that a substantial majority of our revenues for the foreseeable future will come from sales of the PillCam SB capsule and other PillCam capsules. Sales of the PillCam SB capsule contributed $22.9 million, or 56.4%, in 2003, $41.6 million, or 64%, in 2004 and $62.5 million, or 72% in 2005. We believe that the usage rate of our PillCam capsules is an important factor in growing our revenues. The usage rate outside the United States has historically been lower than in the United States. We are seeking to increase the usage rate by a number of methods, including increased selling and marketing activities, more frequent contact with our customers, attaining reimbursement coverage for broader indications and as a first line tool, generating supporting clinical evidence and educating physicians regarding the clinical benefits of the PillCam capsule, increasing operating efficiencies of our system to the benefit of physicians and collaborating with strategic industry participants. Increasing the usage rate of our customers is also important to attracting new customers to purchase and use the Given System. If we are unable to increase the usage rate of the Given System, we may not be able to achieve the revenues necessary to maintain our growth.

Our future growth also depends in part on the success of Ethicon Endo-Surgery in marketing our new PillCam ESO video capsule, particularly in the United States.

          In May 2004, we entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a division of Ethicon Endo-Surgery established to market products to the gastroenterology market, has exclusive rights to market our PillCam ESO capsule in the United States. In September 2004, we launched the PillCam ESO capsule in Europe and in November 2004 we received FDA clearance. Under the agreement, InScope is responsible for marketing the PillCam ESO capsule and, consequently, our future growth depends in part on the success of InScope in doing so. The results of our cooperation with InScope since signing the agreement have not met our expectations and we and InScope have taken a number of actions in an effort to improve sales of the PillCam ESO capsule, including the transfer to us of InScope’s initial responsibility to obtain a dedicated CPT code for the esophageal capsule endoscopy procedure. Sales of the PillCam ESO capsule in 2005 were lower than we expected and may continue to be lower than we expect if InScope is not successful in marketing the PillCam ESO capsule. This may negatively impact our revenue growth.

We face direct competition from manufacturers of capsule endoscopy systems and may lose market share if we are unable to compete effectively in the marketplace or utilize our patent portfolio.

          In October 2005, Olympus Corporation launched a competing capsule endoscopy system and began sales in Europe and Australia. Based on publicly available information, Olympus is also conducting clinical trials in the United States and intends to seek FDA clearance to market its capsule endoscopy system in the United States. In addition, in December 2003, Olympus submitted a request to the United States Patent and Trademark Office, or USPTO, to re-examine some of the claims of one of our patents. We submitted our response in August 2005 and are awaiting the decision of the USPTO. Finally, other companies in Korea and China began selling capsule endoscopy systems in these territories in 2005. If we are unable to compete effectively in the marketplace or utilize our patent portfolio against the Olympus capsule endoscopy system and other competing systems, we may lose market share or experience delays in completing sales as a result of longer decision making process among potential customers.

We face competition from large, well-established manufacturers of existing technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general which compete for the limited capital expenditure budgets of customers.

          To date, competition for the Given System has come primarily from existing technologies for detecting gastrointestinal disorders and diseases. Existing technologies include traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Asahi Optical Co., which manufactures and markets cameras and other imaging equipment under the Pentax brand, and Fujinon. The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, a division of Siemens AG, Philips Medical Systems Ltd., Toshiba Corporation and Shimadzu Corporation for x-ray equipment. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If we are unable to convince physicians to adopt the Given System over the current technologies marketed by our competitors, our results of operations will suffer.

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

Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our technology.

          Protection of our technology is key to our future success. We rely on patent protection, as well as a combination of copyright, trade secret, design and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Currently, many of our patent applications are still pending and we will be able to use them to protect our technology against potential competitors only after they are issued. The process of issuing a patent may sometimes be lengthy and may not always result in issued patents in a form that will be advantageous to us or at all. In addition, once issued, patents may be challenged, invalidated or circumvented by third parties. Our patents and applications cover particular aspects of our products and technology and may be challenged, invalidated or circumvented by third parties. There may be other effective technologies, designs or methods. If other effective methods are not covered by our patents or applications and our competitors are able to commercialize products using these methods, it could have an adverse effect on our sales. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by former employees. Laws protecting intellectual property provide protection in the jurisdiction they are enacted. The laws and judiciary systems of foreign countries also may not protect or enable enforcement of our intellectual property rights to the same extent as the laws of the United States. Even if we adequately protect our intellectual property rights, litigation may be necessary to enforce these rights. This litigation could be lengthy, negatively affect our earnings, require a substantial diversion of management attention and allow our competitors to gain significant market position in the meantime. If we do not adequately protect our intellectual property, our competitors or other parties could use the intellectual property that we have developed to enhance their products or make products similar to ours and compete more efficiently with us, which could result in a decrease in our market share.

Due to the rapid development and introduction of improvements and upgrades to the Given System, it may be difficult for many of our customers to utilize our latest technologies.

          We began marketing and selling the Given System in August 2001. Since then, we have introduced new products or significant improvements to existing components of the Given System every year. Newer products or system components may not be able to support and work with older product versions. For example, our PillCam ESO capsule only works with RAPID 3.0 or newer versions of the RAPID software. In order for as many of our customers as possible to utilize our most advanced capsule endoscopy technology, we need to manage new product introductions and installations efficiently, addressing concerns of customers regarding product upgrade costs, time constraints and training and education in light of possible short product cycles. If we are unable to cause our customers to use the most advanced technology available or effectively address compatibility issues between older and newer products, we may harm our competitive position and our sales may be negatively affected.

We may be unable to introduce other products for use in other parts of the gastrointestinal tract.

          Our objective is to expand the use of the Given System as a platform to be used with a variety of products and indications. We intend to add to our current PillCam capsules by developing and introducing new capsules for visualizing other parts of the gastrointestinal tract, including the stomach and the colon. There can be no assurance of widespread market acceptance of the Given System as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that we will succeed in marketing and selling capsules for use in other parts of the gastrointestinal tract. In addition, we will be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive and we cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the Given System in other parts of the gastrointestinal tract, we will be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of the Given System. If future clinical trials indicate that the Given System is not as clinically-effective or cost-effective in these parts of the gastrointestinal tract as current methods, or that it causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell the Given System for use in other parts of the gastrointestinal tract or obtain reimbursement coverage, and our growth would be adversely affected.

Any disruption in the United States, our primary market for our products, may result in a material reduction in our revenues and negatively affect our results of operations.

          Since we began selling the Given System in 2001, most of our revenues have been generated from sales in the United States. Sales in the United States accounted for $26.2 million, or 65%, of our revenues in 2003, $46.7 million, or 72%, of our revenues in 2004 and $63.9 million, or 74%, of our revenues in 2005. Any disruption to our market in the United States resulting from changes in management of our U.S. subsidiary, adverse changes in reimbursement policies, regulatory requirements, macro-economic changes and other events, many of which are outside our control, may result in a material reduction in our revenues and negatively affect our results of operations.

We may be unable to maintain or increase our profitability.

          We were formed in 1998 and recorded our initial sales of the Given System in the third quarter of 2001. We achieved positive cash flow in the fourth quarter of 2003 and initially became profitable in the second quarter of 2004; however, we have significant operating expenses and must continue increasing our gross profit from sales of the Given System and of the PillCam capsules at a higher rate than the increase in our expenses in order to maintain and grow our profits. If we fail to do so, we may be unable to maintain or increase our profitability.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

          There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. While we have attempted to ensure that the Given System does not infringe other parties’ valid patents and proprietary rights, searches typically performed to identify potentially infringed patents of third parties are not always conclusive and, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that our product and the methods it employs may be covered by patents held by them. If our products infringe a valid patent, we could be prevented from selling them unless we can obtain a license or redesign the product to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from operating our business.

We may be required to increase manufacturing quantities of the Given System and could encounter manufacturing problems or delays that could result in lost revenue.

          We are currently using two semi-automatic production lines to manufacture PillCam SB capsules and one semi-automated production line to manufacture PillCam ESO capsules. These production lines are installed at our manufacturing facilities in Yoqneam, Israel. Each semi-automatic production line has the capacity to manufacture approximately 270,000 PillCam capsules per year. We have installed one back-up semi-automatic production line at the facilities of Pemstar, Inc. in Ireland for the PillCam SB capsule and have purchased and plan to install a second back-up line for the PillCam ESO capsule. We may be unable to establish or maintain reliable, high-volume manufacturing capacity and may encounter difficulties in scaling up production of the Given System, whether by installing one or more fully-automated production lines, or otherwise. If demand for the Given System exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders and our ability to generate additional revenues will be limited and our reputation in the marketplace may be harmed.

We are subject to extensive regulation by the FDA which could restrict the sale and marketing of the Given System and could cause us to incur significant costs.

          We received the initial clearance from the U.S. Food and Drug Administration, or FDA, to market the Given System in the U.S. in August 2001. FDA regulations may require us to submit for clearance improvements and modifications of the Given System, including new PillCam capsules, before we are allowed to market them in the United States. FDA regulations also prohibit us from promoting or advertising the Given System, or any other devices that the FDA may clear in the future, for uses not within the scope of our clearances or making unsupported safety and effectiveness claims. Currently, the Given System has been cleared by the FDA for the detection of abnormalities of the small intestine and the esophagus. These determinations can be subjective, and the FDA may disagree with our promotional claims. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar FDA actions which could limit product sales or delay or halt product shipment. Additionally, if we are unable to receive FDA clearance for new or improved products, the marketing and sale of these products will be delayed or cancelled, which in turn may materially adversely affect our financial condition and results of operations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could also materially adversely affect our financial condition and results of operations.

          We are required to adhere to the FDA’s Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. The FDA also requires us to adhere to the Quality System Regulation, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of the Given System. The FDA enforces the Quality System Regulation through inspections. Our quality system has passed several audits, including a re-certification audit, pursuant to the Medical Devices Directive of the European Union, the International Standard Organization’s standard ISO 9001:2000, ISO 13485:1996 and ISO 13485:2003, which are quality standards setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. While these quality standards contain requirements which are generally similar to the Quality System Regulation required by the FDA, we have never been through a Quality System Regulation inspection by the FDA and cannot assure you that we would pass. If we fail a Quality System Regulation inspection, our operations could be disrupted and our manufacturing delayed. Failure to take adequate corrective action in response to a Quality System Regulation inspection could force a shutdown of our manufacturing operations and a recall of the Given System, which would have a material adverse effect on our product sales, financial condition and results of operations.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, we will not be able to market and sell the Given System in that country or region.

          In addition to the United States, Germany, France, Australia and Israel, where we market and sell the Given System directly with our own direct sales and marketing organizations, we sell the Given System in over 50 other countries. To be able to market and sell the Given System in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling the Given System or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country or region in which we plan to market our products. If we modify the Given System, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell it. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be materially adversely affected.

Our failure to comply with radio frequency regulations in a specific country or region could impair our ability to commercially distribute and market the Given System in that country or region.

          The Given System includes a wireless radio frequency transmitter and receiver, and is therefore subject to equipment authorization requirements in a number of countries and regions. In the United States, Europe and Japan, authorities require advance clearance of all radio frequency devices before they can be sold or marketed in these jurisdictions. We currently have clearance in the United States and Europe based on the current system design and specifications and expect to be in compliance with the Japanese regulations by the middle of 2006. Modifications to the Given System may require new or further regulatory approvals before we are permitted to market and sell a modified system, and it could take several months to obtain any necessary approvals. If we are unable to maintain our current approvals or obtain any additional required approvals from the authorities responsible for the radio frequency regulations in these and other jurisdictions where we sell the Given System, an enforcement action could be brought to prevent the sale or use of the Given System in these countries. Any such action could negatively affect our results of operations.

Some of our activities may subject us to risks under federal and state laws prohibiting “kickbacks” and false or fraudulent claims.

          Certain federal and state laws, including but not limited to the federal anti-kickback statute, prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of healthcare items or services reimbursable by a federal or state health care program such as Medicare or Medicaid. While the federal anti-kickback statute applies only to products or services for which payment may be made in whole or in part by a federal or state health care program, state laws often also apply to private third party payors such as commercial insurance plans. Other federal and state laws, including the Federal False Claims Act, prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment to Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed.

          These laws may apply to the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, and may limit the kinds of financial arrangements we may have with hospitals, physicians, and other potential purchasers of medical devices. The anti-kickback statute, similar federal and state laws, and false claims laws prescribe substantial civil and criminal penalties for noncompliance. While we believe that we are in compliance with these laws, even an unsuccessful government action under one of these legal authorities could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition.

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

          With the exception of Australia, France, Germany, Israel and the United States, we rely on distributors for the marketing and distribution of the Given System. Under most of our agreements with local distributors, a distributor is granted the right to market the Given System for an initial period of approximately three years in a particular country or region, subject to the attainment of minimum sales targets. The distributor is required to prepare and submit to us for our approval a sales plan for the Given System and to obtain the requisite regulatory and reimbursement approvals for the Given System. Our success in generating sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. In 2005, we derived $12.9 million, or 15%, of our revenues from sales to local distributors, compared to $9.8 million, or 15%, from sales to local distributors in 2004. To date, we have changed a number of our distributors due to a failure to meet minimum sales targets. If a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor and to train its personnel to market the Given System and our ability to sell the Given System in that distributor’s country or region could be adversely affected.

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

          Our corporate offices, our manufacturing facilities (other than our backup production lines in Ireland), and our research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any escalation in these hostilities or any future armed conflict, political instability or violence in the region, could have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us.

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

          Generally, all male adult citizens and permanent residents of Israel are, unless exempt, obligated to take part in military reserve duty annually. Many of our male employees are currently obligated to perform annual reserve duty, as are two of our executive officers. Additionally, all Israeli residents who perform reserve duty are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our officers or employees due to military service. Any such disruption to our operations could adversely affect the development of our business and our financial condition.

Our international operations will expose us to the risk of fluctuations in currency exchange rates.

          In 2005, we derived 77% of our revenues in U.S. dollars and 19% in Euro, with the remainder denominated in other currencies. The currency denomination of our revenues depends on the location of the customer or the distributor used to fulfill our customers’ orders. Conversely, in 2005, in addition to our U.S. dollar and Euro-denominated liabilities, 26% of our expenses were denominated in New Israeli Shekels, or Shekels. Our Shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in shekels. If the value of a currency in which our receivables are denominated devalues against the value of a currency in which our liabilities are denominated, there will be a negative impact on our operating margin, as well as on our net income. Our revenues and expenses may not always be fully hedged against our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. In addition, as of December 31, 2005, 11% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations between the Yen, the Shekel, the Australian dollar and the Euro.

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

The price of our shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or our failure to meet our guidance or the expectations of analysts or investors, which may lead to additional volatility in our share price.

          Our ordinary shares commenced trading on the Nasdaq National Market in October 2001 and on the Tel Aviv Stock Exchange in March 2004. In 2005, the closing price of our shares has ranged from $20.39 to $36.04 per share on the Nasdaq National Market and NIS 95.79 to NIS155.3 on the Tel Aviv Stock Exchange. The price of our shares could fluctuate significantly for, among other things, the following reasons: future announcements concerning us or our competitors, the existence of litigation concerning our intellectual property assets, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding our current or future products. In addition, it is our practice to provide guidance to the market as to our expected revenues and earnings per share based on information available to us at the time of the guidance. If our quarterly operating results do not meet our guidance or the expectations of securities analysts or investors, the price of our shares would likely decline. In addition, based on our experience to date, we believe that many of our customers delay purchasing systems until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from system sales may be concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. Furthermore, we believe that demand for systems and capsules may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to systems due to summer vacations and patients are more likely to postpone less urgent diagnostic procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume of our ordinary shares and changes in trading practices in our ordinary shares, such as short buying and selling. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

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

          The largest beneficial owners of our shares, four individuals in Israel through IDB Holding Corporation Ltd., beneficially own 36.5% of our ordinary shares, and the principal of the OrbiMed investors beneficially owns 13.0% of our ordinary shares. As a result, these shareholders, if they were to act together, could exercise a controlling influence over our operations and business strategy and have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

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

          As of December 31, 2005, we had 27.9 million ordinary shares outstanding. Approximately 50% of these shares are “restricted securities” available for resale on the Nasdaq National Market subject, however, to volume limitations under Rule 144. In addition, all of our ordinary shares are available for resale on the Tel Aviv Stock Exchange, subject to compliance with Regulation S under the Securities Act of 1933. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have periodically experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may be adversely affected. In addition, the holders of approximately 13 million ordinary shares are entitled to request that we register their ordinary shares under the Securities Act of 1933 and have the right to request that we include their shares in any registration statement that we file, in each case, subject to exclusion for marketing reasons. These registration rights expire on October 10, 2006. Registration of these shares would result in them becoming freely tradable without restriction immediately upon the effectiveness of such registration, except for shares purchased by affiliates, which may be sold subject to the volume limitations of Rule 144. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

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

          If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends paid by us at the lower rates applicable to long-term capital gains. We believe we were not a PFIC for the fiscal year ended December 31, 2005. However, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations, and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we cannot give any assurance that we will not become a PFIC, in particular, since the value of our shares is likely to fluctuate. For a more detailed discussion of the consequences of our being classified as a PFIC, see “Taxation and Government Programs—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.” U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

          From 1998 through 2005, we received grants totaling $4.9 million from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel. The terms of the Chief Scientist grants prohibit us from manufacturing products developed using these grants outside of Israel without special approvals and completely prohibit the transferring of our technologies and related intellectual property rights outside of Israel. Even if we receive approval to manufacture the Given System outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel, as well as a possible increased rate or royalties. This restriction may impair our ability to outsource manufacturing, engage in change in control transactions or otherwise transferring our technology outside Israel. We currently hold an approval from the Office of the Chief Scientist to manufacture limited quantities of the PillCam SB capsule in Pemstar’s facilities in Ireland without an increase in royalty rates and we will be required to obtain an approval before manufacturing the PillCam ESO capsule outside of Israel. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future.

We receive significant tax benefits that may be reduced or eliminated in the future.

          Our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted “approved enterprise” status and we are therefore eligible for significant tax benefits under the Israeli Law for Encouragement of Capital Investments. From time to time, the government of Israel has considered reducing or eliminating the tax benefits available to approved enterprise programs such as ours. These tax benefits may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase. In addition, our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively. See Item 10 “Additional Information—Taxation.”

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

          We were incorporated by RDC Rafael Development Corporation under the laws of the State of Israel in January 1998. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-257802-2. Our address is Hermon Building, New Industrial Park, Yoqneam 20692, Israel. Our telephone number is (011) 972-4-909-7777. Our agent in the United States is our subsidiary Given Imaging, Inc. Given Imaging, Inc.’s address is Oakbrook Technology Center, 5555 Oakbrook Parkway, No. 355, Norcross, GA 30093.

          See Items 5 and 18 for a description of capital expenditures by us for the past three fiscal years. We have not made any divestitures during the same time period.

B.	BUSINESS OVERVIEW

          We develop, manufacture and market innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract. We pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in a ingestible disposable capsule. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that uses our disposable video capsules, which we refer to as the PillCam capsules. The PillCam video capsules are easily ingested by the patient and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting to a portable recorder, enabling the gastroenterologists to view high quality video, images and data on our workstation, utilizing our proprietary RAPID software. We believe that capsule endoscopy provides a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders. In 2001, we commenced marketing the Given System, our capsule endoscopy platform, with the M2A capsule (which we rebranded in 2004 as the PillCam Small Bowel capsule, or PillCam SB), for detection of disorders of the small bowel. As of December 31, 2005, we had an installed base of more than 2,860 Given Systems and had sold more than 307,000 PillCam SB capsules in over 50 countries worldwide. In November 2004, we received FDA marketing clearance for our second PillCam capsule, the PillCam ESO capsule, for visualizing the esophagus. We market the PillCam ESO video capsule in the United States through a strategic marketing and sales alliance we formed in May 2004 with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. We have also developed the AGILE Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract. We launched the AGILE Patency Capsule and system in Europe in November 2003. Following favorable clinical trial results for the AGILE Patency System in the United States, we submitted the AGILE Patency System for FDA clearance in December 2005 under a 510(k) application and we expect to receive FDA clearance to market this system in the United States in the first half of 2006.

          Our long-term objective, subject to further development and receipt of regulatory clearances and/or approvals, is to establish the Given System as a platform for diagnosis of disorders in all parts of the gastrointestinal tract and the PillCam capsules as the first tool administered to patients with such suspected disorders. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures. In furtherance of these objectives, in December 2005, we launched a further advanced version of our RAPID software, RAPID 4.0, which supports and is compatible with the entire line of PillCam capsules currently available and is expected to significantly improve physician productivity. In addition, in 2005 we made significant progress in the development of PillCam Colon for diagnosis of disorders in the colon and began initial clinical trials with this capsule. If clinical trials results are positive, we intend to submit the PillCam Colon capsule for FDA clearance and launch it in Europe during 2006. In 2005, we also saw the first third-party payors changing their reimbursement policies to cover PillCam SB as a first line diagnostic tool that may be administered to a patient without first undergoing other tests, such as upper or lower endoscopy.

          Disorders of the Gastrointestinal Tract

          The gastrointestinal tract is a series of organs in the body responsible for digesting food. These organs principally include the mouth, esophagus, stomach, small intestine and colon. The following is an illustration of the gastrointestinal tract:

Oral cavity

Duodenum

lleum

Anal canal

Jejunum

Stomach

Esophagus

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

•

Gastro-esophageal reflux disease, which is the flow-back of acidic stomach content into the esophagus, causing esophagitis, which is inflammation of the esophageal lining, or Barrett’s esophagus, a pre-cancerous condition;

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

•

Small intestine disorders. According to data from the American Gastroenterology Association, or AGA, approximately 19 million Americans suffer from numerous disorders of the small intestine, including bleeding, Crohn’s disease, celiac disease, chronic diarrhea, irritable bowel syndrome and small bowel cancer. Prior to the development of capsule endoscopy, there was no convenient and effective method for visualizing the interior of the entire small intestine. As a result, we believe that many gastroenterologists first examine the colon or stomach before ordering an examination of the small intestine.

•

Esophageal disorders. GERD is the frequent backward flow, or reflux, of stomach contents into the esophagus due to an improperly functioning valve between the stomach and esophagus. Stomach acid, enzymes and bile irritate the esophagus and cause a wide range of symptoms and complications, most commonly persistent, severe heartburn and chest pain. According to AGA data, an estimated 61 million Americans suffer from heartburn at least once a month and there are approximately 9 million physician office visits each year diagnosing GERD. If left untreated, GERD can lead to ulceration of the esophagus, respiratory problems or esophageal cancer. It is estimated that approximately 10% to 15% of patients with GERD symptoms have Barrett’s esophagus, a pre-cancerous condition with an associated risk for esophageal cancer. In the United States alone, according to the American Cancer Society, there were expected to be approximately 14,250 new cases of esophageal cancer in 2004. Another serious disorder of the esophagus is known as esophageal varices, a life-threatening complication caused by severe bleeding from small veins in the esophagus, usually associated with chronic liver disease. Esophageal varices are present in about 40% of patients with cirrhosis of the liver, which has been reported to affect 400,000 Americans based on data from the National Digestive Disease Information Clearinghouse. The risk of death with the first variceal bleed is approximately 20%–25%. Thus, it is very important to screen patients with cirrhosis of the liver for the presence of varices and to monitor those patients with known varices. We believe that the PillCam ESO capsule may provide an effective method for screening for and detecting esophageal varices.

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

Traditional Endoscopy

          A traditional endoscope is a device consisting of a flexible tube and an optical system. There are several types of endoscopic procedures used to identify disorders in the gastrointestinal tract. The basic endoscopic procedures available include:

•

Upper endoscopy. In upper endoscopy, the physician inserts an endoscope, which is an approximately 3.5 foot long tube, through the patient’s mouth. In esophagogastroduodenoscopy, or EGD, the gastroscope passes down the esophagus and into the stomach and duodenum for visual examination. In esophagoscopy, only the esophagus is viewed.

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

•

Administered on an outpatient basis. The PillCam capsule is generally administered in an outpatient setting with a brief visit to the physician’s clinic or hospital. In the case of the PillCam SB capsule, the patient can go about his or her daily routine as the capsule transmits images and other data to the portable data recorder. In the case of the PillCam ESO capsule, the procedure can be completed in a short visit to the physician’s office. We believe the Given System offers a significant opportunity for gastroenterologists and endoscopy departments to expand their business by increasing the number of procedures performed at their office or facility.

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

•

Provides convenient digital reporting, storage and remote consulting capabilities. The physician can review the video produced by the Given System without seeing the patient or having him or her remain in the office or clinic during the review, thereby providing the physician with greater flexibility. In addition, the RAPID software includes various features that enhance the physician’s efficiency and productivity, such as innovative display methods for faster review, localizing findings, help in identifying anatomical landmarks for easy orientation, managing images and patient information, reporting modules and convenient options for sending still images or short video files to the patient file, to the referring physician or a colleague for consultation. Some of these features are proprietary and covered by patent applications, which we believe add an additional competitive advantage as physicians become more used to using these functions.

•

Provides a cost-effective diagnostic tool. We believe that the PillCam SB capsule endoscopy procedure is more cost-effective from a third party payor perspective than traditional methods for imaging the gastrointestinal tract. With respect to the PillCam SB capsule for the small bowel, two economic outcomes studies reported by the Office of Health Policy and Clinical Outcomes of the Thomas Jefferson University in Philadelphia concluded that diagnosing small intestinal bleeding or Crohn’s disease using the PillCam SB capsule procedure is cost-effective from a third party payor perspective. We believe that the Given System may result in additional cost savings due to the reduction in physician resources and facility costs permitted by the outpatient nature of the PillCam SB capsule procedure, its higher diagnostic yield – in the case of the PillCam SB capsule – and the potential for earlier diagnosis of disorders, allowing earlier therapeutic intervention or other change in patient management.

          The Given System also has some limitations. The PillCam capsule moves naturally through the gastrointestinal tract; consequently, the capsule’s passage is not controlled by the physician who cannot stop or steer the capsule for close-up detailed viewing of suspected disorders. In addition, the Given System, unlike a traditional endoscope, cannot take biopsies or be used for minor surgical procedures, such as cauterizing bleeding sites in the gastrointestinal tract. While endoscopes may be used in patients with obstructions or strictures in the gastrointestinal tract, the PillCam capsule may not pass naturally through the gastrointestinal tract of patients with obstructions or strictures, and accordingly the Given System is not recommended for use in these patients.

Our Products

          The Given System consists of three components:

PillCam capsules.

          The PillCam capsules are miniaturized disposable color video cameras encased in a plastic shell, which incorporate one or more specially developed imaging devices based on complementary metal oxide semiconductor, or CMOS, technology. Other components include optics, white-light emitting diodes for illumination, an application-specific integrated circuit device for control and image transmission, low-power silver oxide batteries, an antenna and other discrete electronic components.

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

          The RAPID software, when used with the PillCam SB capsule, creates a graphic representation of the patient’s gastrointestinal tract, helping physicians assess the location of the PillCam SB capsule within the body when an image is captured and assisting them in directing treatment to the affected area.

          We are currently selling PillCam capsules designed for visualization of two areas of the gastrointestinal tract, the small bowel and the esophagus:

•

PillCam SB – Our initial capsule for the Given System was PillCam SB video capsule for visualization of the small intestine. The PillCam SB capsule transmits images at a rate of two images per second for approximately eight hours, resulting in approximately 50,000 images, at which time the operation is stopped and recording ceases. After ingesting the capsule at the physician’s office, during the procedure, the patient can continue his or her daily routine as the capsule transmits to a portable data recorder and then returns the data recorder to the physician’s office for review and diagnosis. The PillCam SB capsule is used with a variety of indications of the small intestine, including obscure bleeding, suspected Crohn’s disease, iron deficiency anemia and suspected small bowel tumors.

•

PillCam ESO – In November 2004, we received FDA clearance for our PillCam ESO capsule for visualization of the esophageal mucosa, which we market in the United States through our strategic marketing alliance with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. The PillCam ESO capsule contains an imaging device and light source at both ends of the capsule and is designed to capture up to 14 images per second as it passes down the esophagus. The patient ingests the PillCam ESO capsule in a reclining position in the physician’s office. The PillCam ESO capsule can be used only with DataRecorder 2.0 or newer versions and RAPID 3.0 or newer versions.

•

AGILE PatencySystem - The AGILE Patency System consists of the AGILE Patency capsule, a dissolvable capsule the same size as the PillCam with a radio frequency identification (RFID) tag packed in a lactose and barium powder. The AGILE Patency capsule is ingested by the patient and allows physicians to confirm free passage of a PillCam capsule in a patient’s gastrointestinal tract. We have obtained authorization to affix the CE mark to the AGILE Patency System, permitting us to market the AGILE Patency System in the member countries of the European Union, and we have also obtained regulatory clearance to market the AGILE Patency System in Australia. Following favorable clinical trial results for the AGILE Patency System in the United States, we submitted the AGILE Patency System for FDA clearance in December 2005 under a 510(k) application and we expect to receive FDA clearance to market this system in the United States in the first half of 2006.

Data recorder and sensor array.

          After ingestion by the patient, the PillCam capsule transmits information from the body to a proprietary wireless data recorder through an array of antennae, or sensor array, that are secured with adhesive pads to the abdomen, in the case of a procedure performed with a PillCam SB capsule, or to the chest, in the case of a procedure performed with a PillCam ESO capsule. The data recorder is worn on a belt around the waist of the patient for the duration of the examination. Simultaneously with the launch of our new PillCam ESO video capsule in November of 2004 we introduced an advanced version of our data recorder, the DR 2.0, and in January 2006 we commenced selling of an advanced version of the DR 2.0 with larger storage capacity. This advanced version is now provided as standard as part of all new Given Systems we sell. This advanced version supports PillCam SB and PillCam ESO procedures performed with our products and will also be able to support the PillCam Colon capsule, which is currently under development. In addition to having larger storage capacity this advanced version is, similar to the earlier version of DR 2.0, completely solid-state, much less susceptible to shock, enables quicker and more reliable connection to the sensor array, weighs less and is therefore more comfortable for the patient, can be remotely diagnosed and has a robust storage mechanism and faster download capability compared to previous generations of our data recorders.

Computer workstation with proprietary RAPID software.

          After the recording ceases, the data recorder is returned to the physician’s office at the patient’s convenience, where it is connected to the RAPID computer workstation, our capsule endoscopy platform, for transfer of the data captured during the test. Our proprietary RAPID software then processes the data received from the capsule. The RAPID software also includes a number of proprietary algorithms relating to the speed of processing imaging data, as well as to the visual presentation of this data. The Given workstation presents a video stream for viewing by the physician. The physician can review the video carefully, save specific images for the patient file, or attach the thumbnail images and the short video file to an e-mail in order to send to the referring physician or consult with a colleague. The “Multiview” feature of our RAPID software provides users with a simultaneous viewing mode of two or four consecutive images, thereby accelerating review speed. In addition, the RAPID software contains a proprietary algorithm that we developed called SBI, or suspected blood indicator, which automatically marks images that correlate with the existence of suspected bleeding. In addition, we provide our users with the RAPID Reader, which is a narrowed version of the RAPID Workstation software that can be installed on a standard PC, allowing the physician to review RAPID videos at any time and place as convenient.

          In December 2005 we received FDA clearance to market RAPID 4.0, our newest version of RAPID software, which is now provided as standard as part of all Given Systems we sell. The introduction of RAPID 4.0 follows the introduction of RAPID 3.0 that was launched in November 2004, simultaneously with the launch of our PillCam ESO capsule. Similar to RAPID 3.0, RAPID 4.0 works both PillCam SB and PillCam ESO. RAPID 4.0 introduces several new features that we believe significantly improve physicians’ reading efficiency and diagnostic confidence. These features include:

•	“Automatic Mode,” which uses advanced software resulting in more efficient diagnostic review of the video;

•	“Quick View,” which allows fast preview of the video and highlights potentially interesting images in the video stream; and

•

Image atlas, which compares the on-screen case image with known reference images stored in the database. The reference images can be searched by findings, diagnosis, or using Capsule Endoscopy Structured Terminology, or CEST.

Upgrades of the Given System

          We began marketing and sales of the Given System in August 2001. Since then, we have introduced new products or significant improvements for existing components of the Given System every year.

          In the fourth quarter of 2004 and again during 2005, we continued to present improvements to the Given System. First, from November 2004 through the end of the first quarter of 2005, simultaneously with the launch of PillCam ESO, we upgraded many of the Given Systems already installed at our customers at that time to RAPID 3.0. At the same time, we also launched a promotional campaign in the United States together with InScope in which we offered a significant discount on the combined purchase price of a DR 2.0 and ten PillCam ESO capsules. This upgrade and promotional campaign enabled participating customers to perform procedures with the PillCam ESO capsule that is not compatible with earlier versions of RAPID or data recorders. Second, beginning in December 2005, following receipt of FDA clearance to market the newest version of the RAPID software, RAPID 4.0, we began including RAPID 4.0 as standard in all systems we now sell. At the same time, we began including a modified version of our DR 2.0 with larger storage capacity as part of those new systems.

          Newer products or system components may not be able to support and work with older product versions. For example, our PillCam ESO capsule may only work with RAPID 3.0 or newer versions of the RAPID software. In order for as many of our customers as possible to utilize our most advanced capsule endoscopy technology we need to manage new product introductions and installations efficiently, addressing concerns of customers regarding product upgrade costs, time constraints and training and education in light of possible short product cycles.

Warranty and Service

          Our standard warranty for PillCam SB capsules is fourteen months from the date of manufacture and for PillCam ESO capsules is eighteen months from the date of manufacture. Our standard warranty for other components of the Given System normally extends for a period of one year from the date of the first installation at the customer’s location with the exception of the Sensor Array, which carries a limited warranty of 6 months from installation or 10 months from delivery. Generally, no warranty is provided more than 16 months from the date of shipment of the Given System to the customer. During the warranty period, we are obligated to repair or replace, at our election, every defective product.

          When a customer reports a problem with the Given System, first line service is normally provided by our own technical personnel in the territories in which we operate directly, such as the United States, Germany, France and Australia. In territories in which we operate through a distributor, the distributor is responsible for providing first line service. If our personnel in the field or our distributors are not able to resolve the problem, the defective part is shipped to our main facility in Israel for repair or replacement. Often, the defective part is replaced promptly out of a stock of spare parts we maintain in all of our direct territories. In 2004, we introduced a remote access software that allows us to provide maintenance and support services for our products from a remote location, including our distributor’s office, through a telephone line.

          When the warranty expires, our customers are offered the opportunity to sign a service contract with us. Under this contract, the customer pays a fixed amount per year in consideration for receiving our maintenance and support services, as well as any software upgrades of our products, free of charge. As of December 31, 2005, we had over 2,860 systems installed worldwide, of which 1,120 were under warranty and 288 were covered by a service contract.

Clinical Studies

          To demonstrate the clinical and economic benefits of the Given System, the PillCam SB capsule has been tested in clinical studies sponsored by us and by independent third parties. Our clinical studies program is conducted in a number of countries, primarily Australia, Belgium, Canada, France, Germany, Israel, Italy, the Netherlands, Portugal, Spain, Sweden, the United Kingdom, Japan and the United States. Initially, our clinical studies program focused on patients suffering from suspected bleeding in the small intestine. Subsequent clinical trials have focused more on evaluating the performance of the PillCam SB capsule in detecting other disorders of the small intestine such as suspected Crohn’s disease, tumors, malabsorption (such as celiac disease), mucosal injuries induced by long-term use of NSAIDs (non-steroidal anti-inflammatory drugs, such as aspirin) and the performance of the PillCam SB capsule in children over the age of ten.

          The results of these clinical studies to date have demonstrated that the Given System has a significantly higher diagnostic yield in the detection of disorders of the small intestine than comparative methods, such as push-enteroscopy, gastroscopy and radiological examinations, such as barium follow-through, enteroclysis, computerized tomography (CT), magnetic resonance (MR) and angiography. Many of the investigators conducting these studies have presented their results at major gastroenterology meetings or submitted them for publication in peer-reviewed medical journals. Accordingly, the number of presentations and publications of studies evaluating the Given System is constantly growing. As of December 31, 2005, more than 400 articles, editorials and case reports had been published in peer reviewed journals. These papers provide the results of clinical studies as well as accumulated experience from on-going use of the Given System for a range of indications. We believe that these presentations and publications assist our marketing and educational efforts and support our efforts to obtain new reimbursement coverage policies and expand existing policies. We intend to expand our clinical trials program to cover other potential indications for the PillCam SB capsule.

          In 2003, the FDA agreed to remove the adjunctive labeling which originally accompanied its clearance of the Given System in 2001, with the result that the PillCam SB capsule is marketed in the United States as a standalone tool for the detection of abnormalities of the small intestine. The FDA’s decision was based on materials we submitted showing an analysis of the results of 32 clinical studies involving 691 patients with various suspected disorders of the small intestine. Near the end of 2004, Thomas Jefferson University published a peer-reviewed article showing the cost-effectiveness of using the PillCam SB capsule as a first line diagnostic tool in diagnosing Crohn’s disease before any other procedure, such as endoscopy or radiology, is performed.

          In November 2004, our PillCam ESO capsule was cleared for marketing in the United States for visualization of the esophageal mucosa. We have also conducted clinical trials to compare the PillCam ESO capsule to traditional endoscopy in the detection of esophageal disorders. The pivotal trial for obtaining FDA clearance was conducted in seven hospitals in the United States, Germany and Israel, and involved 106 patients with GERD symptoms. The patients were examined first using the PillCam ESO capsule followed by traditional endoscopy on the same day performed with a gastroscope. In this trial, the PillCam ESO capsule showed comparable efficacy to conventional upper-endoscopy. All patients ingested the PillCam ESO capsule without difficulty, no adverse events were reported and patients preferred the PillCam ESO capsule over conventional endoscopy in all categories. The investigators concluded that the PillCam ESO capsule is a convenient, patient-friendly, sensitive method for visualization of esophageal disorders and may provide an effective method to screen patients for Barrett’s esophagus, a pre-cancerous complication of GERD. In 2005, we initiated a multi-center, multi-national study clinical study evaluating the PillCam ESO for the detection of esophageal varices. This study is expected to be completed by the end of 2006. We expect that results of clinical trials with PillCam ESO capsules will demonstrate its clinical and economic benefits in early detection of disorders of the esophagus, including esophageal varices, GERD and Barrett’s esophagus.

          In the second half of 2005, we began performing initial clinical trials with the PillCam Colon capsule, which is still under development. If initial results are favorable, we intend to begin broader studies during 2006 that we will then use to support our submission of the PillCam Colon capsule for FDA clearance.

          The PillCam capsules are not recommended for use by patients who have known or suspected gastrointestinal obstructions, narrowing, and certain other abnormalities, such as swallowing disorders. In patients with unsuspected or unknown obstructions, narrowing or certain other abnormalities of the gastrointestinal tract, the PillCam capsules can potentially become blocked from natural excretion, requiring hospitalization, and in some cases surgery, to remove it. According to the 2005 ICCE consensus report that was published in November 2005 in the peer-review journal Endoscopy, which defines practice guidelines and protocols for the use of both PillCam SB and PillCam ESO capsules by gastroenterologists, the rate of capsule retention depends on the indication. The rate of retention in patients with obscure gastrointestinal bleeding is 1.5% (15 out of 1089 cases); in patients with known Crohn’s disease is 5% (4 out of 80 cases); and in patients with suspected Crohn’s disease is 1.4% (1 out of 71 cases). The consensus report stated that the PillCam capsule has been reported to identify areas of narrowing of the gastrointestinal tract and there is nothing to indicate that the capsule itself is creating any obstructions or narrowing. The consensus report also stated that, while there is no accepted method of completely avoiding capsule retention, it is clear that obtaining a good medical history is the best single method. Patients with abdominal pain, distension and nausea should be suspected of having a potential for capsule retention. Other risk factors include known Crohn’s disease and a history of chronic NSAID use that is not necessarily current. A history of small bowel obstruction, previous small bowel resection or previous abdominal surgery are not in and of themselves indicators of probable retention. Once retention has been diagnosed, only endoscopic and surgical intervention have been shown to be effective for removal of the capsule. Surgical intervention is also recommended by the consensus report because it allows removal and treatment of the pathology that resulted in the capsule retention in the first place. There is no available data on the success of medical therapies for retention, such as initiating a course of steroids, stopping NSAIDs, or using prokinetics to aid in passing the capsule. To date, there have been no reports of major complications or mortality attributed to the PillCam capsule procedure and there have not been any reports of retention of the PillCam ESO capsule. See “Marketing and Distribution” for a further discussion of the 2005 ICCE consensus reports.

The Patency System

          In November 2003, we launched our AGILE Patency System in Europe, a simple and prep-less procedure designed to enable physicians to confirm free passage of a PillCam capsule in the gastrointestinal tract. The AGILE Patency System consists of the AGILE Patency capsule, a dissolvable capsule the same size as the PillCam with a radio frequency identification (RFID) tag packed in a lactose and barium powder. The AGILE Patency capsule is ingested by the patient and allows physicians to confirm free passage of a PillCam capsule in a patient’s gastrointestinal tract. The reusable component of the AGILE Patency System is a hand-held Patency Scanner, which detects the signal from the RFID tag. If the scanner indicates that the tag is no longer in the gastrointestinal tract, patency has been established and the patient can ingest a PillCam capsule without fear of impaction in a stricture. If the scanner indicates that the tag is located in the patient’s body, an obstruction preventing the passage of the PillCam capsule may exist. If the AGILE Patency capsule remains in the body, it starts dissolving after 40 hours into small fragments that are naturally excreted. Since the capsule contains barium, in those instances where the AGILE Patency capsule is not excreted after ingestion, the physician may detect its location within the body using fluoroscopy.

          We have obtained authorization to affix the CE mark to the AGILE Patency System, permitting us to market the AGILE Patency System in the member countries of the European Union, and we have also obtained regulatory clearance to market the AGILE Patency System in Australia. Following favorable clinical trial results for the AGILE Patency System in the United States, we submitted the AGILE Patency System for FDA clearance in December 2005 under a 510(k) application and we expect to receive FDA clearance to market this system in the United States in the first half of 2006. We also expect that the availability of the AGILE Patency System will result in an increased use of the PillCam SB capsule in the diagnosis of suspected or known gastrointestinal obstructions or narrowing, such as suspected or known Crohn’s disease.

Marketing and Distribution

          We market and sell our products through a combination of direct sales through our marketing subsidiaries, and through independent distributors. The following table indicates the jurisdictions in which we were marketing and selling the Given System as of December 31, 2005, and the method used:

Country or Region	Method

Africa
South Africa	Distributor
Asia
Brunei, China, India, Indonesia, Malaysia, Singapore, South Korea, Thailand, Taiwan	Distributors
Australia and New Zealand
Australia	Direct sales (Given Imaging Pty. Ltd.) and distributors
New Zealand	Distributors
Europe
France	Direct sales (Given Imaging s.a.s.)
Germany	Direct sales (Given Imaging GmbH)

Austria, Belgium, Bulgaria, Cyprus, Czech Republic,
Denmark, Estonia, Federal Republic of Yugoslavia,
Serbia and Montenegro, Finland, Greece, Hungary,
Iceland, Ireland, Italy, Latvia, Luxemburg, Macedonia,
Malta, Netherlands, Norway, Poland, Portugal, Romania,
Russia, Slovakia, Slovenia, Spain, Sweden, Switzerland,
Turkey, Ukraine, United Kingdom

Distributors
Middle East
Israel	Direct sales (Given Imaging Ltd.)
North America
United States	Direct sales (Given Imaging, Inc.)
Canada, Puerto Rico	Distributors
Latin America
Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Mexico, Panama, Peru, Uruguay, Venezuela	Distributors

          Our sales and marketing operations are organized in three geographical regions: United States; International (including, Europe, Asia, Canada and Latin America) and Japan. This organization enables us to focus effectively on each region.

          We market the Given System using either direct or indirect sales, depending on the potential size of the market and local market conditions. Currently, we market the Given System directly in Australia, France, Germany, the United States and Israel.. In the United States, which accounted for 72% of our revenues in 2004 and 74% of our revenues in 2005, we market our products through our wholly-owned subsidiary, Given Imaging, Inc., located in Norcross, Georgia. As of December 31, 2005, we had a direct sales force in the United States of more than 50 personnel. We have 16 sales and marketing field personnel in the other jurisdictions in which we directly market the Given System.

          Sales to our local distributors worldwide accounted for approximately 15% of our revenues in 2005. Under the terms of our distribution agreements, we generally grant to one distributor in each particular country or region the right to market the Given System for a defined period. In larger territories, such as China, we may have several regional distributors to cover the entire territory. During the contract period, the distributor is required to meet minimum sales targets set out in each distribution agreement. We may, in our sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets. To date, we have changed a number of our distributors due to failure to meet minimum sales targets. We have the right not to renew a distribution agreement if we are unable to reach an agreement with the distributor as to minimum sales targets during any renewal period. Each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell the Given System in that distributor’s sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for the Given System in that distributor’s sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan, including, participating in local and national trade shows, conducting education and training sessions and conducting sponsored marketing clinical trials in its sales territory.

          In May 2002, we entered into an agreement with Marubeni Corporation and Suzuken Co., Ltd. for the purpose of investing in Given Imaging K.K., a Japanese subsidiary established to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is one of Japan’s largest pharmaceutical distributors. Marubeni and Suzuken together invested an aggregate of $4.3 million in Given Imaging K.K. in consideration for an aggregate 49% interest and we retained a 51% controlling interest. In addition, Suzuken has been appointed by Given Imaging K.K. as its exclusive distributor in Japan. Given Imaging K.K. has conducted clinical trials and has submitted the results to the Japanese Ministry of Health, Labor and Welfare for the purpose of obtaining clearance to market the Given System in Japan. We expect to receive marketing clearance for our products in Japan in 2006. However, we do not expect to generate significant revenues from sales in Japan before our products are also approved for reimbursement by Japanese authorities, which is not likely to occur in 2006. Because the regulatory approval process in Japan is taking longer then we initially anticipated, we intend to provide additional equity financing of up to approximately $9.0 million to finance the operations of our Japanese subsidiary during the next three years. Our portion of the funding will be paid out of our cash reserves.

          Our marketing strategy is to drive the placement of Given Systems in order to expand our “footprint” while increasing the utilization of PillCam capsules by each account. While initially we focused primarily on expanding our market penetration of Given Systems in gastroenterology physician offices and gastroenterology departments within hospitals, today most of our revenues come from sales of our PillCam capsules. Accordingly, our marketing and sales strategy is also focused on increasing capsule utilization by our existing installed base, which we intend to achieve by increasing the number of our sales representatives, maintaining a closer relationship with our customers, educating them about updated data on the clinical and economic benefits of our products and enhancing the operating efficiencies of the Given System.

          The clinical benefits of capsule endoscopy and its place in routine practice management are demonstrated in the ICCE consensus reports. The ICCE is an annual scientific meeting dedicated to presentations and discussions of the most recent advances in the field of capsule endoscopy. This annual conference serves as a basis for establishing a community of physicians who utilize the Given System and accelerates the dissemination of new clinical data. In ICCE 2005 a group of gastroenterology opinion leaders from around the world issued consensus reports, which define practice guidelines and protocols for the use of both PillCam SB and PillCam ESO by gastroenterologists in several disease states. These consensus reports were developed in response to the need to formalize practice guidelines for using capsule endoscopy. The consensus reports focused on five areas: gastrointestinal bleeding, inflammatory bowel disease, celiac disease, use of bowel preparations and prokinetics, and esophageal capsule endoscopy. The consensus reports were published in the October 2005 issue of Endoscopy, the official, peer-reviewed publication of the European Society of Gastrointestinal Endoscopy (ESGE). We view the consensus reports as a significant tool in our marketing activities and we believe it will help us establish capsule endoscopy as a standard practice world wide. As a result of the success of the annual ICCE meeting in the United States, we intend to hold two meetings during 2006. The first ICCE meeting is planned for March 2006 in Boca Raton, Florida, and a second ICCE meeting is scheduled in June 2006 in Paris, France.

          In order to drive strong growth in the future, we need to demonstrate and convince gastroenterologists that the Given System fits within their normal practice routines. In December 2005, we began marketing and selling our most advanced RAPID software, RAPID 4.0. RAPID 4.0 introduces several new features that we believe significantly improve physicians’ reading efficiency and diagnostic confidence, which we expect will drive physicians to incorporate capsule endoscopy into their daily routine. We intend to continue investing in training and education of our customers and help them realize the advantages of our newest technology.

          We also use trade shows and scientific meetings and offer workshops, courses, videos and seminars to educate our customers. In 2005, we participated in the Digestive Disease Week (DDW) and the annual meeting of the American College of Gastroenterology (ACG) in the United States, the United European Gastro Week (UEGW) in Copenhagen, the World Congress of Gastroenterology (WCOG) held in Montreal, Canada and numerous other regional, national and local trade shows. In 2005, more than 9,000 physicians and nurses received training in nearly 300 courses and seminars. We believe that these education programs helped also to expand the knowledge of participating physicians and provide an independent endorsement of the clinical value and importance of the Given System.

          A variety of special interest groups related to capsule endoscopy have been formed in the United States, Europe and Japan to provide a dynamic forum to share knowledge, encourage research, and support the advancement of capsule endoscopy. One of the first groups formed was the Capsule Endoscopy Special Interest Group, which is sponsored by the American Society of Gastrointestinal Endoscopy, or ASGE. In Europe, a group of leading gastroenterologists gathered to form the European Capsule Endoscopy Group (ECEG). A similar group, the Capsule Endoscopy Study Group (CESG), was formed to complete the first clinical trials for capsule endoscopy in Japan and to educate the Japanese physician community on the practical application of capsule endoscopy. We believe that these groups in the United States, Europe and Japan provide an important contribution to the broad adoption of capsule endoscopy within these markets.

          In 2005, we sponsored the creation and launch of a new web portal dedicated to capsule endoscopy, www.CapsuleEndoscopy.org. This portal addresses gastroenterology professionals and provides training and educational materials and information, including a virtual image atlas, clinical papers, course information and discussion forums for a variety of clinical topics. Over 2,000 new members from more than 50 countries have already enrolled at the site.

Strategic Marketing and Sales Alliance with Ethicon Endo-Surgery

          On May 10, 2004, we entered into an exclusive sales representation, co-promotion and cooperation agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a business division of Ethicon Endo-Surgery established to market products to the gastroenterology market, has exclusive rights to market our PillCam ESO capsule in the United States. Under the agreement, we retain responsibility for regulatory approvals, manufacturing, supply chain management, order invoicing and processing, collections and technical support for the PillCam ESO capsule. We retain sole ownership of the intellectual property associated with the Given System, the PillCam capsules and any future innovations that we make. InScope is responsible for sales, marketing and promotion, funding mutually agreed upon clinical trials, as well as efforts to establish reimbursement policies for the PillCam ESO capsule. InScope also collaborates with us to expand the installed base of the Given System, which is our platform for the PillCam ESO capsule, the PillCam SB capsule and other capsules which we are developing. InScope began marketing PillCam ESO capsules in the United States in November 2004 following FDA clearance for the PillCam ESO capsule.

          Under the terms of the agreement, Ethicon Endo-Surgery committed to pay us up to $50 million, pending achievement of specified milestones by both parties. Out of this amount, we received to date a total of $20 million and achieved a milestone entitling us to receive additional $5.0 million on April 1, 2006. Amounts received to date are as follows:

•	$10 million in December 2004 following FDA clearance of the PillCam ESO capsule;

•

$5.0 million in February 2005 as a result of completing the upgrade of 90% of our installed base in the United States to include RAPID 3.0 that our customers needed in order to perform capsule endoscopy procedures with the PillCam ESO capsule;

•

$5.0 million in October 2005 following the sale of the 500th workstation since the FDA cleared PillCam ESO in November 2004. An additional $5.0 million for the achievement of this milestone is scheduled to be paid to us by April 1, 2006.

          To market and promote the PillCam ESO capsule, InScope created a sales force, which initially more than doubled the number of sales representative promoting our PillCam technology in the United States. During 2005, the number of InScope sales representative promoting the PillCam ESO was reduced because of the low volume of sales expected prior to obtaining a dedicated CPT code for the esophageal capsule endoscopy procedure. The InScope sales force markets the PillCam ESO and will also market other InScope products as they are launched. We pay InScope commissions on sales in the United States at a rate of 50% on sales of PillCam ESO capsules and 10% on sales of other parts of the Given System, including workstations and portable data recorders. Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year transition period during which InScope’s rights to market the PillCam ESO capsule will be co-exclusive with ours.

          Sales of the PillCam ESO in 2005 were lower than expected, primarily due to the lack of reimbursement. Together with InScope, we continue our efforts to obtain reimbursement for the esophageal capsule endoscopy procedure.

In particular, we have assumed responsibility for the efforts to obtain a dedicated CPT code for this procedure, while InScope has been focusing its efforts to obtain reimbursement from private third-party payers. In addition, we are working more closely with InScope in managing the clinical trial activity for PillCam ESO. We believe that this effort will result in initial reimbursement announcements by private third-part payers during 2006. To further facilitate sales of PillCam ESO and the Given System and increase coordination of the combined sales force, we have conducted joint training sessions for our and InScope’s sales teams and provided InScope with a number of Given Systems for customer training and demonstrations. Both sales teams are now promoting the entire PillCam platform and are no longer solely focused on a single line of capsules. In addition, we signed an amendment to our agreement with InScope permitting it to also market the PillCam ESO capsule to emergency rooms and hepatology departments or centers.

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

          We manufacture the PillCam capsules at our facilities in Yoqneam, Israel using three semi-automated production lines. Two of these production lines are used to manufacture the PillCam SB capsule and one to manufacture the PillCam ESO capsule. We have constructed a fourth semi-automated production line, which we plan to use for manufacturing the PillCam ESO capsule. We will enable this fourth production line to become operational when demand for our PillCam ESO capsule justifies it. Each semi-automatic production line in our Yoqneam, Israel facility has a capacity to manufacture approximately 270,000 PillCam capsules per year. We have also installed at Pemstar’s facilities in Ireland one semi-automated production line for the PillCam SB capsule and have purchased and plan to install a second production line for the PillCam ESO capsule for back-up purposes. Each of these back-up production lines has a capacity to manufacture an additional 270,000 PillCam capsules per year. We believe we have adequate capacity to manufacture capsules needed to satisfy estimated demand for the foreseeable future.

          We perform all supervisory, operational and maintenance functions for all semi-automated lines we currently operate in our manufacturing facility in Yoqneam, Israel. The technical services agreement we had with Pemstar since 2002 was terminated by mutual agreement as of September 30, 2005. Under this agreement Pemstar provided operational and technical services to our first production line, which we purchased from Pemstar in 2001 and is now operated and maintained solely by us. Pemstar still performs assembly work for us of some capsule components, leases to us the space for our two back-up production lines and provides operational and maintenance services for these back-up lines. We expect that the reduction in the scope of services Pemstar is providing us will reduce the cost of goods sold and will have a positive effect on our gross margin.

          There are single-source suppliers for two key components of the PillCam capsule:

•

Micron Technology, Inc., by and through its Micron Imaging Group and other wholly-owned subsidiaries, developed the imaging sensor that is integrated into the PillCam capsules based on our specifications and is also manufacturing and supplying this imaging sensor exclusively to us. Under our contract with Micron, Micron may not offer the imaging sensor as a standard catalog part. In the event that Micron ceases operations or enters into liquidation, we are entitled to receive all information necessary to manufacture the sensor upon the payment of reasonable royalties to be agreed upon with Micron Technology. In February 2006, we signed an amendment to our development and manufacturing agreement with Micron and agreed with Micron that it will develop and manufacture an enhanced version of the imaging sensor based on specifications that we provide. This amendment also extended the initial term of the agreement until November 2012, with an option to extend that term by mutual agreement. We have agreed to purchase the enhanced sensor only from Micron and Micron has agreed to sell the sensor exclusively to us. The agreement permits Micron to disregard the exclusive sales requirement if we fail to purchase agreed-upon minimum quantities of Micron’s sensors. Pursuant to the agreement, we have also agreed with Micron to cooperate in our mutual efforts to market the product.

•

Zarlink Semiconductors AB, a Canadian company, supplies the transmitter that is integrated into the PillCam capsules. Zarlink began supplying the transmitter to us in the fourth quarter of 2004, replacing our previous supplier, Asicom Technologies. We currently expect that Zarlink Semiconductor will fulfill substantially all of our future needs for transmitters for the PillCam capsules. Under our agreement, we have agreed to purchase a minimum quantity of transmitters during the first 36 months following the development and testing phase, and if we fail to do so we must make certain payments to Zarlink Semiconductor in respect of the shortfall. After this initial 36-month period, Zarlink Semiconductor may terminate the agreement on six months notice if we do not order a minimum quantity of transmitters in each subsequent 12-month period, subject to our right to submit a final purchase order. The agreement also includes non-compete provisions prohibiting Zarlink Semiconductor from selling the transmitters to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the transmitter to any potential competitors in our market. In July 2005, we agreed with Zarlink that it will develop and manufacture an enhanced version of the transmitter based on specifications that we provide. The minimum purchase requirements will not apply to this enhanced transmitter. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

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

Portable Data Recorder and Sensor Array

          We designed our portable data recorder, sensor array and their related accessories. Data recorders are manufactured externally and assembled and tested at our facilities. Sensor arrays are manufactured and assembled externally and are tested at our facilities. We have established a back-up facility at Pemstar’s facilities in Ireland for testing workstations, data recorders and sensor arrays.

Computer Workstation

          Our computer workstation is an off-the-shelf computer workstation pre-loaded with our proprietary RAPID software and integrated software that together allow us to service the workstation from remote locations through standard telephone connections.

Manufacturing facilities and disaster-preparedness

          In order to maintain our special tax benefits under our approved enterprise status, we are required to conduct our manufacturing and a majority of our subcontracting in specific locations in Israel. We currently plan to continue these practices as we increase our manufacturing capacity. For more information, see “Taxation and Government Programs-Israeli Tax Considerations and Government Programs — Taxation of Companies —Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

          We have also taken the following measures for disaster-preparedness:

•

We have installed one back-up semi-automatic production line, and have purchased a second back-up line at the facilities of Pemstar, Inc. in Ireland. Each of these backup lines has a capacity to manufacture approximately 22,500 PillCam capsules per month. We believe that these lines can be operational upon 60 days notice.

•

Our policy is to hold inventory of critical components, such as the imaging sensor and the transmitter, for a period of time ranging from approximately two to 18 months, depending on the risk profile we allocate to each critical component.

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

Intellectual Property

          An important part of our competitive strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents, trademarks, trade secrets and contractual arrangements. We intend to prosecute and defend our proprietary technology.

          We acquired the rights to our first issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael Armament Development Authority. See Item 7 “Major Shareholders and Related Party Transactions.” These patents expire in January 2014 and January 2015, respectively. In addition, we hold 36 additional issued patents in the United States, Australia, France, Israel, South Korea and Taiwan covering different elements of our technology. These patents expire between July 2014 and October 2022. We also hold six utility models in Japan and three utility models in Germany. As of December 31, 2005, we also had 421 patent applications worldwide based on approximately 120 priority applications relating to various elements and functions of our product and its enhancements.

          We seek to protect our product names and logos through trademark use and registration in the United States and other countries. In 2004 we re-branded our line of video capsule from “M2A” to “PillCam.” The GIVEN logo, GIVEN, PillCam, PILLCAM, the PillCam logo, ORDERWIN, ORDER WHEN I NEED, RAPID, PILLCAM IMAGING CAPSULE and design, FINGERS HOLDING A CAPSULE logo and, FINGERS HOLDING PILLCAM CAPSULE logo, are our trademarks or registered trademarks.

          In March 2004, the U.S. Patent and Trademark Office notified us that it would conduct a reexamination of some of the claims in one of our U.S. patents in the U.S. Patent and Trademark Office pursuant to a request submitted by Olympus Corporation. In August 2005, we filed our response to an office action issued by the U.S. Patent and Trademark Office and we are awaiting its decision.

Competition

          In October 2005, Olympus Corporation launched a competing capsule endoscopy system and began sales in Europe and Australia. Based on publicly available information, Olympus is also conducting clinical trials in the United States and intends to seek FDA clearance to market its capsule endoscopy system in the United States. Olympus displayed its newly developed capsule endoscopy system in several trade shows, has won some tenders published by public hospitals in Europe, and delivered a number of its capsule endoscopy systems in Europe and Australia. In addition to Olympus, a few other Korean and Chinese companies began selling capsule endoscopy systems in these territories in 2005 and presented their systems in industry trade shows outside Asia.

          We believe that we have a competitive advantage compared to Olympus and other sellers of capsule endoscopes in the capsule endoscopy market. First, we have a first to market advantage and have been concentrating on the development and sale of capsule endoscopy systems longer than Olympus and other existing or potential competitors. Second, we are selling an advanced platform enabling us to use our line of PillCam capsules for diagnosing disorders in parts of the gastrointestinal tract other than the small bowel, where Olympus and other companies have only announced the launch of a small bowel capsule at this time. Finally, we invented the field of capsule endoscopy and have a patent portfolio that we believe protects critical aspects of our technology and creates technological barriers for our competitors, which may force them to enter the market with inferior products or keep them out of certain territories all together.

          In addition, we face competition from existing technologies for detecting gastrointestinal disorders and diseases, including traditional endoscopy and radiology. Our success depends in large part on convincing physicians to adopt the Given System over current technologies.

          Three companies control the major portion of the worldwide gastrointestinal traditional endoscopy market. These companies, Olympus, Asahi Optical (which manufactures and sells cameras and endoscopes under the Pentax brand) and Fujinon, have marketed and sold flexible endoscopic equipment for many years. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to gastroenterologists. We are aware of research and development efforts by some of these companies and other individuals and companies to develop and bring to market imaging capsules or other minimally invasive imaging techniques.

          In addition, there are several companies focused on radiological diagnostics that provide x-ray machines and other imaging products used for barium series radiological examinations. These companies include but are not limited to GE Healthcare, Siemens Medical Solutions, Philips Medical Systems, Toshiba Corporation and Shimadzu Corporation.

          In addition to competition from products performing similar clinical functions to the Given System, there is also competition among gastrointestinal products for the limited capital expenditure budgets of customers. For example, another capital equipment item for gastroenterology may compete with our system for the same hospital capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the various items of capital equipment.

U.S. Government Regulation

FDA Clearance and Regulation of the Given System

          In August 2001, we received clearance from the FDA to market the Given System in the United States for adjunctive use in the detection of abnormalities of the small intestine. In 2003, based on review of a meta-analysis of data from 32 studies in a total of 691 patients, the FDA approved the removal of the adjunctive labeling, with the result that the Given System can now be marketed in the United States as a standalone tool for the detection of abnormalities of the small intestine. In 2003, we received two further clearances from the FDA. First for a suspected blood indicator, a new feature of the Given System which automatically marks images that contain the color red and which therefore correlate with the existence of suspected bleeding, and, second, for use of the PillCam capsule in children aged 10 through 18. In November 2004, we received FDA marketing clearance for our PillCam ESO video capsule and for the advanced RAPID software and data recorder. In December 2005, we received clearance to market a more enhanced version of our RAPID software, RAPID 4.0.

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

          510(k) Clearance Process. To obtain 510(k) clearance, an applicant must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” – either a previously 510(k) cleared device or a pre-amendment device for which the FDA has not called for premarket applications. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a premarket application approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the determination, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket application approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market application approval is obtained. Our PillCam ESO video capsule and the advanced versions of the RAPID software and data recorder have received FDA marketing clearance under the 510(k) clearance process.

          De Novo Classification. If the FDA denies 510(k) clearance of a device because it is novel and an adequate predicate device does not exist, the “de novo classification” procedure can be invoked based upon reasonable assurance that the device is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA grants the request, the device is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted. We received our original FDA clearance for the Given System pursuant to the de novo classification procedure which is intended for novel but low risk devices. Our application for clearance under the de novo classification procedure included clinical data from a non-significant risk study. We cannot assure you that future studies of the Given System in the United States will be eligible for the same abbreviated regulatory treatment.

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

Anti-Kickback and False Claims Laws

          In the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices such as us, by limiting the kinds of financial arrangements (including sales programs) we may have with hospitals, physicians and other potential purchasers of the medical devices. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payors for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Since we are providing coding and billing advice to purchasers of our products, and since we cannot be sure that the government will regard any billing errors as inadvertent, we could be subject to an enforcement proceeding in a case where our advice was deemed to have caused the submission of improper claims.

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

Regulation in Europe

          Commercialization of medical devices in member countries of the European Union is regulated by directives adopted by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products. We received authorization to affix the CE mark to the Given System in May 2001 and successfully passed the 2005 annual re-certification for compliance with ISO 9001:2000, ISO 13485:1996 and ISO 13485:2003 and the CE mark. In September 2004, our new PillCam ESO video capsule was added to our CE mark certification.

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

          In Europe, the frequency range in which the Given System operates is subject to technical standards for radio frequency use developed by the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations. We currently have clearance to operate our system in Europe based on the current system design and specifications; however, modifications to the Given System may require new or further approvals before we are permitted to market and sell a modified system, and it could take several months to obtain any necessary approvals.

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

          In Japan, we comply with the “extremely low power radio station” category of the Japanese Radio Law, which does not require a license. In addition, we are still in the process of obtaining clearance to market the Given System from the Japanese Ministry of Health, Labor and Welfare after submitting to this ministry the results of a clinical trial conducted in Japan together with results of clinical trials conducted in other countries. The clearance of the Given System in Japan has taken longer than we initially expected. The revision of the Pharmaceuticals Law of Japan in April 2005 and the resulting reorganization of the Ministry of Health, Labor and Welfare related organizations into an independent government body has contributed significantly to the delay. This reorganization has not only affected our application, but all applications under review.

          Nonetheless, we believe we are closer to obtaining regulatory clearance to sell the Given System in Japan and have seen several important activities taking place. We held a general meeting of our Japanese capsule endoscopy study group, or CESG, consisting of a number of leading key industry opinion leaders. The CESG made a number of very important decisions. First, they endorsed the ICCE 2005 consensus that was published in Endoscopy and notified their endorsement to the Japanese Pharmaceutical and Medical Device Agency, or PMDA. Third, the CESG completed and is publishing an economic outcomes study supporting the use of the PillCam SB capsule in patients with suspected small bowel disease. This will be a basic building block for our submission for reimbursement as soon as PMDA clearance is obtained. Fourth, the CESG has completed the publication of a Japanese capsule endoscopy atlas which will be distributed to many industry key opinion leaders in Japan. Regulatory clearance to market the Given System in Japan will be important, but is not likely to result in significant revenues in Japan until reimbursement is available, which we do not expect to occur in 2006.

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

          Coding. Generally, a current procedural terminology, or CPT, code is necessary to facilitate claims for reimbursement. If a procedure is not covered by an appropriate existing code, an application for a new code can be made to the American Medical Association, or AMA. This process can be lengthy, however, typically taking two or more years before the new code is effective. In the meantime, claims may be submitted using a miscellaneous CPT code or using a temporary G-code, if one is established by the Department of Health and Human Services’ Centers for Medicare and Medicaid Services, or CMS. In December 2002, CMS established a temporary G-code specifically for capsule endoscopy. In October 2003, the American Medical Association assigned a permanent CPT code for capsule endoscopy of the small bowel, effective January 1, 2004. With the assignment of the permanent CPT code for capsule endoscopy of the small bowel, the temporary G-code was abolished.

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

          Under our exclusive sales representation, co-promotion and cooperation agreement with Ethicon Endo-Surgery, Ethicon was originally responsible to obtain a CPT code for capsule endoscopy of the esophagus using our PillCam ESO video capsule. In order to facilitate the receipt of reimbursement coverage, we took over that responsibility in October 2005 and Ethicon continues to focus on obtaining coverage from private third-party payers. We do not expect any CPT code to be effective before January 2007. We expect that the assignment of a permanent CPT code for capsule endoscopy of the esophagus will significantly improve the potential for physicians to receive reimbursement for use of the Given System. However, the assignment of this CPT code does not require either Medicare carriers or private payors to cover capsule endoscopy of the esophagus. In July 2005, CMS determined that hospitals can use the CPT code 91110 with a -52 modifier to report the technical component of the esophageal capsule endoscopy procedures with our PillCam ESO capsule for Medicare patients until a dedicated code for the procedure is issued. The CMS 2006 final rule determined that hospital claims for the technical component of the procedure, reported with the -52 modifier, will receive only 50% of the fee normally paid for the technical component under the CPT code for small bowel capsule endoscopy. Since neither the existing CPT code nor the use of a reducing modifier adequately reflect the professional component of the PillCam ESO procedure, in November 2005 the gastroenterology professional societies in the United States submitted a request to the AMA to issue a dedicated code for the esophageal capsule endoscopy.

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

          Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies issued coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and as of December 31, 2005, most Medicare carriers and private payors, with a total insured population in the United States of approximately 209 million individuals, also cover capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies.

          Almost all of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. We intend to continue our efforts to establish the Given System as the first tool administered to patients with suspected disorders of the small bowel and to convince third party payors to provide reimbursement coverage for capsule endoscopy as a primary diagnostic tool by presenting to them economic and health outcomes analyses showing the benefits of using the PillCam SB capsule as a first line tool. To this end, the peer-reviewed journal Disease Management published in its Winter 2004 issue an economic analysis of using PillCam SB capsules as a first-line tool for diagnosing patients with suspected Crohn’s disease. The study, conducted by researchers at Thomas Jefferson University, concluded that using the PillCam SB capsule as a first line procedure for detecting small bowel Crohn’s disease is less costly from a third-party payor perspective than existing diagnostic approaches. This publication supports the company’s efforts to convince payors to revise policies to cover PillCam SB capsules when performed as a first line procedure in patients with suspected Crohn’s disease. As a result of this efforts, in 2005 several third-party payors have issued new or updated policies that do not require endoscopy or other procedure prior to performing small bowel capsule endoscopy. As of December 31, 2005, approximately 11.5 million individuals in the United States now have coverage under these new or updated policies.

          As of December 31, 2005, no third party payor had established published coverage policy for capsule endoscopy of the esophagus using our PillCam ESO capsule. Meanwhile, numerous payers are reimbursing this procedure on a case by case basis. While some third party payors may provide reimbursement coverage for this procedure before a dedicated CPT code for capsule endoscopy of the esophagus is assigned, we do not expect broad coverage for this procedure prior to assignment of such code, which we expect to occur in late 2006, effective January 2007. We have established a toll-free reimbursement help-line whereby reimbursement specialists assist our customers in the process of submitting prior authorizations,claims and appeals in the event of a denial.

          Reimbursement Rates. Even if a device or medical procedure is covered, reimbursement rates must be adequate for most providers to use it routinely. Reimbursement rates vary depending on the third-party payor and individual insurance plan involved, the procedure performed and other factors. Medicare reimbursement for inpatient hospital services is based on a fixed amount per admission based on the patient’s specific diagnosis. As a result, any illness to be treated or procedure to be performed in an inpatient setting will be reimbursed only at a prescribed rate set by the government that is known in advance to the hospital. If the treatment cost is less, the hospital is still reimbursed for the entire fixed amount; if it costs more, the hospital cannot bill the patient for the difference. However, the Given System is not subject to these restrictions for hospital inpatients services because the capsule endoscopy procedure is reimbursed by Medicare under the outpatient regulations, which allows for separate reimbursement. Medicare is covering the capsule endoscopy procedure under the outpatient regulations because the Given System is purchased for placement in an outpatient setting, where patients are not admitted to a hospital as an in-patient status for the capsule endoscopy procedure.

          In 2005, the national average global fee for physicians paid by Medicare under the CPT code for capsule endoscopy of the small bowel for a procedure in a physician’s office was $985, an increase of 5% compared to 2004. The national average physician fee paid by Medicare when the procedure was performed in an outpatient hospital was $185, an increase of less than 1% compared to 2004. These payment rates are modified annually. Effective January 1, 2006, the national average global fee paid by Medicare for a procedure in a physician’s office was increased to $987 and the physician fee for the professional component of a hospital outpatient procedure was increased to $189 The national average payment rate to the hospital for the technical component increased to $538 from $496 in 2005, effective January 1, 2006 due to an increase in the APC rate for gastrointestinal small bowel procedures classified under APC 142.

Coverage Outside the United States

          In countries outside the United States, coverage is obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In some foreign countries, private insurance systems may also offer payments for some therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. Coverage systems in international markets vary significantly by country and, within some countries, by region. Coverage approvals must be obtained on a country-by-country or region-by-region basis. In general, the process of obtaining coverage approvals has been slower outside of the United States. In Europe, the population with reimbursable access to capsule endoscopy grew to 110 million at the end of 2005, compared to 102 million at the end of 2004. This increase was mainly the result of obtaining additional private reimbursement in Germany. The number of lives with reimbursement for expanded indications as of the end of 2005 remained at approximately 87 million, the same number as of the end of 2004. In Australia, reimbursement has been approved for all residents in Australia who hold Australian and/or New Zealand citizenship, providing coverage for the approximately 20 million residents. While coverage in

Switzerland and Australia is generally limited to the indication of suspected small intestinal bleeding, the public healthcare systems in Denmark, Portugal, Sweden and the United Kingdom cover capsule endoscopy for broader indications, including suspected Crohn’s disease. We cannot provide any assurance that we will obtain any additional approvals in a timely manner or at all.

Patency System

          As of the date of this annual report, we have not received any reimbursement approvals for the Patency System.

C.      ORGANIZATIONAL STRUCTURE

          Given Imaging Ltd. is organized under the laws of the State of Israel and, as of December 31, 2005, held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Country of Incorporation	Percentage Ownership

Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	United States	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging KK	Japan	51

D.      PROPERTY, PLANTS AND EQUIPMENT

          In June 2005, we relocated our corporate headquarters in Israel, including our principal administrative and research and development activities, to a new office space in Yoqneam, Israel, nearby our previous office space. Our corporate headquarters in now located in the same building in which we currently lease space for three of our production lines for the PillCam capsules. We have a total of approximately 10,300 square meters (approximately 110,869 square feet) in Yoqneam under a lease that expires in December 31, 2015, including 1,750 square meters (18,837 square feet) in an adjacent building that currently hosts one semi-automated production line that we use for the manufacture of the PillCam ESO video capsule.

          We believe that our existing facilities will be adequate to meet our needs in Israel for the foreseeable future.

          Our subsidiaries are party to the following leases:

•

Given Imaging, Inc. leases 1,536 square meters (16,526 square feet) of office space in Norcross, Georgia pursuant to a five-year lease that expires in May 2006. Starting in June 2006, Given Imaging, Inc. will move to a new, 2,318 square meters (24,919 square feet) office space in Duluth, Georgia under a new three-year lease;

•

Given Imaging GmbH leases approximately 590 square meters (6,348 square feet) of office space in Hamburg, Germany, pursuant to a lease that may not be terminated by us or our landlord prior to May 2008 without the payment of a specified early termination fee;

•	Given Imaging Pty. Ltd. leases 244 square meters (2,626 square feet) of office space in North Ryde, Australia, pursuant to a lease that expires in February 2011;

•

Given Imaging s.a.s. leases 168 square meters (1,808 square feet) of office space in Paris, France, pursuant to a nine-year lease that expires in September 2010 and that may be terminated by us at the end of each three year period upon six months notice; and

•

Given Imaging K.K. leases 103 squares meters (1,114 square feet) of office space in Tokyo, pursuant to a four-year lease that expires on December 31, 2007, subject to our right to terminate the lease at any time upon six months prior notice.

ITEM 4A. UNRESOLVED STAFF COMMENTS

          Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      OPERATING RESULTS

Overview

          We develop, manufacture and market innovative diagnostic products for disorders of the gastrointestinal tract. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule, which we refer to as the PillCam capsule, that is easily ingested by the patient and delivers high quality color video in a painless and noninvasive manner. In 2001, we commenced marketing the Given System with the PillCam SB capsule for detection of disorders of the small bowel. As of December 31, 2005, we had an installed base of over 2,860 Given Systems and had sold over 307,000 PillCam SB capsules in more than 50 countries worldwide. Since initial sales of the PillCam SB capsule began in 2001, we are working to add additional types of PillCam capsules to our PillCam platform for detecting disorders in other parts of the gastrointestinal tract. At the end of November 2004, we received clearance to market our PillCam ESO capsule. We market the PillCam ESO video capsule in the United States through a strategic marketing and sales alliance with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. Sales of PillCam ESO were significantly lower than expected in 2005, primarily due to lack of reimbursement coverage for the esophageal capsule endoscopy procedure. In addition, in December 2005 we submitted our AGILE Patency system for FDA clearance in the United States. Our AGILE Patency system already received the European CE-Mark in 2003 which allows it to be marketed throughout the European Union. Finally, in 2005 we made significant progress in the development of the PillCam Colon capsule and are now conducting initial clinical trials with the expectation of launching this product in Europe towards the end of 2006 and in the U.S. in 2007 following FDA clearance.

          We were incorporated in Israel in January 1998. We raised approximately $53.2 million of net proceeds in our initial public offering and were listed on the Nasdaq National Market in October 2001. We completed a follow-on offering in June 2004 in which we raised additional net proceeds of $44.3 million. Since March 2004, our shares have also been listed on the Tel Aviv Stock Exchange. Since our inception, we have devoted substantially all of our efforts to developing the Given System, raising capital, recruiting personnel and marketing the Given System and PillCam capsules. We recorded our initial sales of the Given System in the third quarter of 2001.

Revenues

          We derive our revenues from sales of the Given System, consisting of a Rapid workstation, a portable data recorder, and disposable PillCam capsules and from recurring sales of our PillCam capsules to our installed base. We also derive a small portion of our revenues from service contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. As more of the systems that we sold initially approach the end of their warranty period, we expect the amount and proportion of our revenues derived from service contracts to increase, although we expect the proportion to remain small. Since the fourth quarter of 2003, we have derived limited revenues from sales of our AGILE Patency System in Europe.

          Revenue breakdown. Since we commenced sales of the Given System, we have focused on growing our revenues both through sales of more systems and through capsule sales. Initially, the majority of our revenues came from sale of the Given System to new customers. However, with over 2,860 systems now installed worldwide, of which over 1,800 are in the United States, an increasing proportion of our revenues is generated from reorders of our PillCam capsules by existing customers. The proportion of our revenues derived from sales of capital equipment components of the Given System, such as the Rapid workstations and portable data recorders, and revenues derived from sales of the PillCam capsules, which generate recurring sales, is an important indicator of our results of operations. In recent years, we have seen a gradual increase in the share of revenues generated from recurring sale of our PillCam capsules. In 2003, we derived 56.4% of our revenues from sales of the PillCam SB capsule compared to 64.0% of our revenues in 2004 and 72.1% of our revenues in 2005. Sales of the PillCam ESO capsule, which began at the end of November 2004, represented an additional 5.0% of our revenues from capsule sales in 2005. As we have increased the installed base of Rapid workstations, the proportion of our revenues derived from sales of PillCam capsules has increased. We expect that a substantial majority of our revenues in the future will continue to come from sales of our PillCam capsules, all of which are compatible with our RAPID workstation platform.

          The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	$			% of annual revenues

	2003	2004	2005	2003	2004	2005

	(in thousands)
Workstations and data recorders	15,879	18,669	16,145	39.2	28.7	18.6
PillCam SB capsule	22,865	41,622	62,528	56.4	64.0	72.1
PillCam ESO capsule**	—	1,829	4,384	—	2.8	5.1
Patency system and capsule	15	188	174	*	*	*
Service	1,780	2,712	3,545	4.4	4.2	4.2

Total	40,539	65,020	86,776	100.0%	100.0%	100.0%

*	Less than 1%.
**	FDA clearance was received at the end of November 2004.

          Workstations and data recorders. In 2005, our revenues from the sale of workstations and data recorders decreased compared to our revenues from the sale of these products in 2004. We believe that a significant reason for this decrease was our focus on increasing utilization of the PillCam SB capsule. Accordingly, in the second quarter of 2005, we reduced the list price of the data recorder 2.0, or DR 2.0, by approximately 50% to promote sales of the DR 2.0 and, in turn, increased our customers’ capacity to perform more than one capsule endoscopy procedure at a time. Sales of the DR 2.0 at the reduced list price negatively impacted our revenues. In addition, with the introduction of new products or newer versions of existing products, as part of our promotional activities, we replaced the older equipment of many customers with newer versions of the workstation and data recorder at a reduced price or at no charge. Finally, the lack of reimbursement in many European countries negatively impacted our ability to grow our installed base in this area and generate revenues from sales of the capital equipment components of the Given System.

          PillCam SB. Substantially all of our revenues from capsule sales were attributed to sales of the PillCam SB capsule, which we began selling worldwide in the fourth quarter of 2001. We expect recurring sales of the PillCam SB capsule to continue to account for substantially all of our revenues from capsule sales in 2006. The primary reasons for this expected growth are:

•	Most small bowel indications for which the PillCam SB capsule is used are covered by federal and private reimbursement policies.

•

In 2005, we saw the first reimbursement policies that cover small bowel capsule endoscopy as a first-line tool, without the requirement to perform other diagnostic procedures prior to using the PillCam SB capsule. If this trend continues, we believe more capsule endoscopy procedures of the small bowel will be performed.

•

In the first half of 2006, we expect to receive FDA clearance to market in the United States our AGILE patency system. This system is designed to enable physicians to confirm the absence of small bowel obstruction in patients with suspected strictures such as known Crohn’s disease patients, allowing the use of capsule endoscopy in this patient population.

•	We expect to receive regulatory clearance to market the PillCam SB capsule in Japan in 2006.

          PillCam ESO. Sales of our PillCam ESO capsule were lower than expected, primarily due to the lack of reimbursement for the esophageal capsule endoscopy procedure. We market the PillCam ESO in the Unites States through an exclusive sales representation, co-promotion and cooperation agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a business division of Ethicon Endo-Surgery established to market products to the gastroenterology market, has exclusive rights to market our PillCam ESO capsule. In the first quarter of 2005, shortly after receiving FDA marketing clearance for the PillCam ESO, we conducted a promotion in the United States in which customers received a significant discount on the combined purchase of 10 PillCam ESO capsules and a DR 2.0. Many of our customers purchased PillCam ESO capsules through that promotion and are equipped to perform esophageal capsule endoscopy.

          The lack of reimbursement and difficulties in coordination between our and InScope’s sales teams resulted in lower than expected sales of PillCam ESO capsules in 2005. To address the situation, we are working more closely with InScope in managing clinical trials for PillCam ESO and have assumed InScope’s contractual responsibility for obtaining a dedicated CPT code for the procedure, while InScope continues to have primary responsibility for obtaining reimbursement coverage from private third-party payers. In addition, we conducted joint training to our and InScope’s sales teams and adjusted the sales strategy so both sales teams now market and promote the entire PillCam platform rather than just one line of capsules. Finally, we agreed that InScope will also have rights to sell the PillCam ESO outside the gastroenterology field for use in hepatology departments or centers and emergency rooms. We believe these steps, as well as the fact that a significant portion of the installed base in the United States is already enabled to perform the PillCam ESO procedure, will result in a meaningful level of sales once a dedicated CPT code is available, which we expect to occur in the beginning of 2007. However, we do not expect significant sales of PillCam ESO capsules before that time.

          Utilization. The portion of our total revenues resulting from recurring capsule sales is an important indicator for measuring our results of operations because it indicates the level of adoption by physicians of the Given System. To generate revenues from recurring capsule sales, we must increase utilization of existing Given Systems in the field. We believe that increased utilization is important to sustain our growth. We seek to increase the utilization of the Given System by a number of methods, including:

•

broadening the reimbursed indications, conducting clinical trials to prove the clinical benefits of capsule endoscopy compared to other diagnostic procedures of the gastrointestinal tract and educating physicians regarding the clinical benefits of the PillCam capsules;

•	increased selling and marketing activities and more frequent contact with our customers to inform and educate them about our technology; and

•	enhancing operating efficiencies of the system to allow physicians to incorporate capsule endoscopy into their daily practice routines.

          The increase in utilization is also key to attracting new customers to purchase and use the Given System and to maintaining our growth in revenues, as more potential customers are likely to purchase the Given System if they believe they will utilize it more frequently.

          Our focus in the second half of 2005 and specifically in the fourth quarter has been to increase the level of utilization in the United States. To achieve this, we have implemented several initiatives aimed at increasing utilization at customers with low usage rates and educating our customers on how to use the ICCE consensus guidelines to maximize their utilization. As a result of these initiatives, the utilization rate in the United States grew to 1.4 capsules per system per week during the fourth quarter of 2005, a notable increase from previous periods. The results of these initiatives made it clear to us that in order to increase utilization and enable more patients to have the benefit of our technology our sales force should spend more time at physicians’ offices. As a result, we decided to increase the number of territory managers in the United States from 40 to 60 and decrease the number of accounts per sales representative.

          PillCam capsule reorders. Another indicator of the adoption of the PillCam platform by physicians is the proportion of our revenues derived from reorders of PillCam capsules. In 2005, 95% of PillCam capsule unit sales resulted from reorders compared to 92.7% in 2004 and 87.7% in 2003. We believe that reorders represent a potentially stable source of revenue provided that capsule usage per installed system remains the same or increases.

          The following table sets forth information for the periods indicated regarding the total numbers of PillCam SB capsules sold and the percentage of revenues derived from such sales which represent reorders:

	2003	2004	2005

Total number of PillCam SB capsules sold*	51,400	90,400	135,500
Number of PillCam SB capsule sales representing reorders	45,100	83,850	128,760
% of revenues from capsule sales that represent reorders	87.7%	92.7%	95%

*      Sales of PillCam ESO began only in November 2004 and reorders in 2005 were negligible primarily due to the lack of reimbursement. Accordingly, reorders of PillCam ESO are not included in the above table.

          In the first quarter of 2005, shortly after receiving FDA marketing clearance for the PillCam ESO, we conducted a promotion in the United States in which customers received a significant discount on the combined purchase of 10 PillCam ESO capsules and a DR 2.0. Many customers purchased PillCam ESO capsules through that promotion, but due to the absence of reimbursement for the esophageal capsule endoscopy procedure, their usage was limited and they did not have to replenish their inventory during 2005 and, consequently, reorders of PillCam ESO capsules in 2005 were insignificant.

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

          Geographical breakdown

          We derived 74% of our revenues in 2005 from the United States compared to 72% in 2004. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	2003	2004	2005

United States	65%	72%	74%
Europe	29%	21%	19%
Rest of World	6%	7%	7%

          We expect that a significant portion of our revenues in the foreseeable future will continue to come from the United States, mainly due to our ability to leverage existing market share to generate additional sales, a favorable reimbursement system and general acceptance of new technologies among physicians generally. In Japan, we experienced further delays in the regulatory process and are expecting to obtain regulatory clearance for the PillCam SB capsule during 2006.

          Reimbursement

          We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect the proportion of our revenues that are derived from sales in the United States. Availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase the Given System and perform capsule endoscopy procedures. Once a payor has decided to provide reimbursement for use of the Given System, the level of reimbursement coverage provided also becomes an important key factor in a physician’s decision. We estimate that as of December 31, 2005, reimbursement for the Given System was available worldwide to approximately 346 million people of which approximately 207 million are located in the United States. In general, the process of obtaining coverage approvals has been slower outside of the United States. Prior to the beginning of 2003, all of the policies in the United States covered capsule endoscopy with PillCam SB capsules for suspected small intestinal bleeding. The number of policies covering other small bowel pathologies and indications has grown steadily since then and as of December 31, 2005 approximately 203 million people in the United States have expanded coverage for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. In Europe, reimbursement for capsule endoscopy was available for approximately 110 million people as of December 31, 2005 compared to approximately 102 million people at the end of 2004, and reimbursement for expanded indications, such as Crohn’s disease and other small bowel disorders was available for approximately 87 million people at the end of 2005, similar to the number at the end of 2004.

          In addition to continuing our efforts to expand reimbursement coverage, in 2005 we made significant efforts in educating our customers regarding coverage conditions and rates. We believe that increased customer awareness and knowledge regarding these issues is important to remove any misunderstandings that may exist among physicians regarding the availability of reimbursement or coverage rates and to allow more patients the benefit of our technology as a result. We also maintain a reimbursement support line that responds to inquiries from customers on reimbursement issues.

          In 2005, we also continued our efforts to establish the Given System as the first tool administered to patients with suspected disorders of the small bowel and to convince third party payors to provide reimbursement coverage for capsule endoscopy as a primary diagnostic tool, without the requirement to perform any previous diagnostic procedure, by presenting to them economic and health outcomes analyses showing the benefits of using the PillCam SB capsule as a first line tool. The peer-reviewed journal Disease Management published in its Winter 2004 issue an economic analysis of using PillCam SB capsules as a first-line tool for diagnosing patients with suspected Crohn’s disease. The study, conducted by researchers at Thomas Jefferson University, concluded that using the PillCam SB capsule as a first line procedure for detecting small bowel Crohn’s disease is less costly from a third-party payor perspective than existing diagnostic approaches. This publication supports the company’s efforts to convince payors to revise policies to cover PillCam SB capsules when performed as a first line procedure in patients with suspected Crohn’s disease. As a result of these efforts, during 2005 three private third-party payers covering approximately 11 million people in the United States issued reimbursement policies covering capsule endoscopy of the small bowel as a first line tool.

          We do not expect to see a significant increase in sales of our PillCam ESO capsule until a dedicated CPT code is obtained for the esophageal capsule endoscopy. We do not expect a formal CPT code for the PillCam ESO capsule to be assigned before late 2006, effective January 2007. Beginning in the fourth quarter of 2005, we assumed from InScope the primary responsibility for the efforts to obtain a dedicated CPT code for esophageal capsule endoscopy, while InScope retained the responsibility for obtaining coverage from third-party payers.

          Competition

          In October 2005, Olympus Corporation launched a competing capsule endoscopy system and began sales in Europe and Australia. Based on publicly available information, Olympus is also conducting clinical trials in the United States and intends to seek FDA clearance to market its capsule endoscopy system in the United States. Olympus displayed its capsule endoscopy system in several trade shows, has won some tenders published by public hospitals in Europe, and delivered a few of its capsule endoscopy systems in Europe and Australia. In addition to Olympus, a few other companies in China and Korea began selling capsule endoscopy systems in these territories in 2005 and presented their systems in industry trade shows outside Asia.

          The effect of competition from Olympus or other possible direct competitors is uncertain. On the one hand, we may lose market share, be forced to reduce the price of our products or experience delays in completing sales as a result of a longer decision making process among potential customers. On the other hand, however, we believe that the entrance of Olympus into the capsule endoscopy market further validates the market opportunity of our PillCam platform and may result in greater market acceptance of our products, which we believe have a number of advantages over competing products. First, we have a first to market advantage and have been concentrating on the development and sale of capsule endoscopy systems longer than Olympus and other potential competitors. Second, we have an advanced platform enabling us to use our line of PillCam capsules for diagnosing disorders in areas of the gastrointestinal tract in addition to the small bowel, while Olympus only has a small bowel capsule at this time and has not announced the development of other capsules. Third, we believe our technological solution, and in particular our software solution, is superior to the products introduced by competitors. Finally, we invented the field of capsule endoscopy and have a patent portfolio that we believe protects critical aspects of our technology and creates technological barriers for our competitors, which may force them to enter the market with inferior products or keep them out of certain territories all together.

Customers and customer concentration

          We market and sell the Given System through a direct sales force in the United States, Germany, France, Australia and Israel. We rely on third-party distributors in international markets outside these countries. We sell the Given System primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2005, we derived $12.9 million, or 15%, of our revenues from sales to local distributors, compared to $9.8 million, or 15% in 2004. Our direct sales revenues are derived from a large number of individual customers and have a higher gross margin. In 2005, no single direct sales customer accounted for more than 0.4% of our revenues and no single distributor accounted for more than 2.7% of our revenues. It is our policy to require collateral or security in connection with sales to distributors. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

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

          Sales and marketing. Our sales and marketing expenses consist primarily of salaries, commissions to our sales force, travel and related costs for our internal sales staff and costs related to marketing activities such as medical meetings, medical training and education, trade shows, and promotional and public relations activities, as well as costs associated with development of our website. We expect that our selling and marketing expenses will increase in the future as we increase sales of PillCam capsules, further expand our sales and marketing team, expand our educational activities and expand our promotional efforts. A significant portion of the increase in marketing expenses in 2005 was attributable to the commissions we paid InScope under our exclusive sales representation, co-promotion and cooperation agreement for the marketing of the PillCam ESO video capsule. Under this agreement, we pay InScope commissions on sales in the United States at a rate of 50% commission on the sale of the PillCam ESO capsule and 10% on sales of other parts of the Given System, including workstations and data recorders. Under the terms of the agreement, as of December 31, 2005, we received from InScope milestone payments totaling $20 million and achieved the milestone entitling us for an additional $5.0 million, which we expect to receive by April 1, 2006. We may receive additional payments of up to $25.0 million, contingent on achieving additional performance milestones applicable to both parties. We record these milestone payments as a reduction of commission expenses and will recognize them ratably over the term of the agreement, which is 15 years. Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year transition period during which InScope’s marketing rights will be co-exclusive with our rights.

          General and administrative. Our general and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, insurance premiums, and legal, accounting and consulting expenses. We expect general and administrative expenses to increase for the foreseeable future as our operations continue to expand.

          Equity-based compensation. Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of options to employees at below market value (calculated as the difference between the exercise price and the trading price of our ordinary shares) and to consultants at below fair market value (calculated using the Black-Scholes model) per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized to operating expenses over the vesting periods of the individual options. We incurred stock-based compensation expense in respect of options granted to employees, consultants and directors in an amount of $3,000 in 2005, $78,000 in 2004 and $105,000 in 2003.

          In December 2004, the Financial Accounting Standard Board, or FASB, issued a new Financial Accounting Standard, FAS 123R, that requires companies, including Given Imaging, to recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees. FAS 123R became effective on January 1, 2006 and it requires us to recognize such expenses as of that date. Based upon our projection of unvested stock options at the implementation date, we expect the adoption of FAS 123R to result in the recognition of $5.7 million additional compensation expense in 2006 and, consequently, it will have a material impact on our projected earnings per share. Effective January 1, 2006, we have adopted FAS 123R using the modified prospective method for the valuation of our equity-based compensation. Future compensation expenses will also be impacted by various factors, including the number of options granted and their fair value at the date of grant.

          Financing income, net. Financing income, net consists primarily of interest earned on our cash balances and other financial investments and foreign exchange gains or losses, net of financing expenses. Financing expenses consist primarily of bank fees, currency fees and credit card commissions.

          Taxes. In 2005, Israeli companies were generally subject to income tax at the corporate tax rate of 34%. This tax rate has been reduced to 31% in 2006 and is expected to be gradually reduced to a rate of 25% by 2010. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in “Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel. We recorded a deferred tax asset of $1.2 million as of December 31, 2005. Based upon our projections for future taxable income in our U.S. subsidiary over the periods in which the deferred tax assets are deductible, we believe that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

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

Critical Accounting Policies

          Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in the second quarter of 2001. Our critical accounting policies include:

•

Revenue recognition. We recognize revenues from sales of the Given System upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize revenue based on the term of the support period, which is generally one-year period following the sale. The fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the PCS component included in the initial sale of the Given System.

•

Warranty costs. Our products are usually covered by a one-year warranty following sale. We accrue estimated warranty costs at the time of shipment. Our warranty reserve is based on our best estimate of the amounts necessary to settle future claims on products sold as of the balance sheet date based on contractual warranty rights and our historical experience of the frequency of failures of our products which are not covered by warranties that our suppliers give to us. The amount of our estimated warranty liability is currently approximately 3.0% of the sales of such products and may change if the costs incurred due to product failures increase in the future. In 2005, our warranty costs did not exceed our reserve of $39,000. In the event of any future problems with our products, we will need to increase the amount of our reserves.

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

•

Accounting for income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a deferred tax asset of $1.2 million as of December 31, 2005. Based upon our projections for future taxable income in our US subsidiary over the periods in which the deferred tax assets are deductible, we believe that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Results of Operations

          Our consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 are set forth below:

	Year ended December 31,

	2003	2004	2005

	(in thousands)
Statements of Operations Data:
Revenues	$40,539	$65,020	$86,776
Cost of revenues	13,551	17,734	22,070

Gross profit	26,988	47,286	64,706
Operating expenses:
Research and development, gross	(7,037)	(7,363)	(8,833)
Royalty-bearing participation	1,303	1,140	1,244

Research and development, net	(5,734)	(6,223)	(7,589)
Sales and marketing	(26,804)	(33,652)	(43,281)
General and administrative	(5,312)	(6,916)	(9,657)

Total operating expenses	(37,850)	(46,791)	(60,527)

Operating profit (loss)	(10,862)	495	4,179

Financing income, net	995	956	762

Other expenses, net	—	—	—

Profit (loss) before taxes on income	(9,867)	1,451	4,941
Taxes on income	—	690	286

Profit (loss) before minority share	(9,867)	2,141	5,227

Minority share in (profits) losses of subsidiary	258	747	1,116

Net profit (loss)	$(9,609)	$2,888	$6,343

          Our historical operating results as a percentage of net revenues for the years ended December 31, 2003, 2004 and 2005 are set forth below:

	Year ended December 31,

	2003	2004	2005

Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%
Cost of revenues	33.4	27.3	25.4

Gross profit	66.6	72.7	74.6
Operating expenses:
Research and development, gross	17.4	11.3	10.2
Royalty-bearing participation	3.2	1.7	1.4

Research and development, net	14.2	9.6	8.8
Sales and marketing	66.1	51.8	49.9
General and administrative	13.1	10.6	11.1

Total operating expenses	93.4	72.0	69.8

Operating profit (loss)	(26.8)	0.7	4.8
Financing income, net	2.5	1.5	0.9

Other expenses, net	—	—	—

Profit (loss) before taxes on income	(24.3)	2.2	5.7
Taxes on income	—	1.1	0.3

Profit (loss) before minority share	(24.3)	3.3	6.0

Minority share in (profits) losses of subsidiary	0.6	1.1	1.3

Net profit (loss)	(23.7)	4.4	7.3

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

          Revenues. Revenues increased by $21.8 million, or 33.5%, to $86.8 million in 2005 from $65.0 million in 2004. This increase was primarily due to an increase of $20.9 million, or 50.2%, in PillCam SB capsule sales, an increase of $2.6 million in PillCam ESO sales and an increase of $0.4 million in service contract revenues. We estimate that all of the increase in sales of the PillCam SB capsule was attributable to increases in capsule sales. In addition, we estimate that 83% of the $2.6 million increase in sales of the PillCam ESO capsule was attributable to increases in product sales and approximately 17% was attributable to the higher average selling price of the PillCam ESO capsules compared to 2004. These increases were partially offset by a decrease of $2.1 million, or 10.7%, in workstation and data recorder sales. We estimate that approximately 19% of the decrease was attributable to lower product sales, and 81% of the decrease was attributable to lower average selling prices resulting mainly from promotion activities during the year and an increase of second systems sold to existing customers, which were sold at a significantly lower price. These increases in sales of PillCam capsules were also partially offset by approximately $0.1 million, or 0.7%, due to reduced selling prices resulting from changes in exchange rates between the U.S. dollar and other currencies.

          Cost of revenues and gross margin. Cost of revenues increased to $22.1 million in 2005 compared to $17.7 million in 2004, but was lower in 2005 as a percentage of total revenues than in 2004. Consequently, gross margin was 74.6% in 2005 compared to 72.7% in 2004. The improvement in gross margin is attributable mainly to our efforts to reduce manufacturing costs by using advanced and lower cost components, by implementing more efficiency measures in our manufacturing process, and by terminating our technical services agreement with Pemstar and the resulting reduction in the scope of manufacturing and technical services Pemstar provides us and our payments for these services. The increase in quantities of capsules manufactured and sold during the year had an additional positive effect on gross margin. The improvement in gross margin was partially offset by an increase of $0.7 million in royalties payable to the Office of the Chief Scientist, or OCS, and an increase of $1.0 million related to manufacturing expenses, including depreciation.

          Research and development. Gross research and development expenses increased by $1.4 million, or 20.0%, to $8.8 million in 2005 from $7.4 million in 2004. This increase was due mainly to a $0.5 million increase related to additional personnel and employee-related expenses, an increase of $0.5 million in investments in R&D projects and to an increase of $0.4 million in expenses related to patent registration, maintenance and depreciation.

          Research and development expenses, net of grants received from OCS, totaled $7.6 million in 2005, compared to $6.2 million in 2004. Grants totaling $1.2 million were received in 2005 compared to grants totaling $1.1 million received in 2004. In both years, the grants were received for new products under development.

          Sales and marketing. Sales and marketing expenses increased by $9.6 million, or 28.6%, to $43.3 million in 2005 from $33.7 million in 2004. This increase, which was in line with our growth in revenues, consisted primarily of an increase of $4.0 million related to the hiring of additional personnel, increase in salaries and other employment-related expenses, mainly in the United States, the initial payment of $2.2 million in commissions to Ethicon Endo-Surgery for sales of our PillCam ESO capsule and ancillary products, an increase of $0.3 million due to participation in trade shows and other marketing events, an increase of $0.6 million due to clinical, regulatory and marketing activities in Japan of our Japanese subsidiary, Given Imaging K.K., an increase of $0.4 in legal and accounting expenses of our U.S. subsidiary, an increase of $0.7 million in payments to outside service providers at our subsidiaries and a $1.8 million provision, before tax effect, for uncollectible sales tax at our U.S. subsidiary.

          General and administrative. General and administrative expenses increased by $2.8 million, or 39.6%, to $9.7 million in 2005 from $6.9 million in 2004. This increase was primarily due to an increase of $0.7 million in legal and other professional expenses related to the investigation of our failure to collect and remit sales tax in the United States and the implementation of remedial measures, as more fully described under Item 15 below, an increase of $0.7 million in salaries and fringe benefits, resulting mainly from turnover in management, and an increase of $0.6 million in investments in information systems. Other general and administrative expenses increased by $0.8 million.

          Financing income, net. Financing income, net, decreased by $0.2 million, or 20.3% to $0.8 million in 2005 from $1.0 million in 2004. Financing income in 2005 was generated from interest income of $2.4 million from short-term deposits and from marketable securities, offset by currency translation losses of $0.8 million, interest on sales tax of $0.5 million and bank expenses of $0.2 million.

          Taxes on income. We had taxes on income of $0.3 million in 2005, compared to taxes on income of $0.7 million in 2004. This taxable income was derived primarily from the release of part of the valuation allowance on deferred tax assets in our U.S. subsidiary due to our belief that it is more likely than not that this benefit will be realized by this subsidiary.

          Minority share in losses of subsidiary. Minority share in losses of a subsidiary, Given Imaging K.K, was $1.1 million in 2005 compared to minority share in losses of subsidiary of $0.7 million in 2004. Given Imaging K.K. did not generate any significant revenues in 2005 because the Given System has not yet been approved for marketing by the relevant regulatory authority in Japan.

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

          General and administrative. General and administrative expenses increased by $1.6 million, or 30.2%, to $6.9 million in 2004 from $5.3 million in 2003. This increase was primarily due to an increase of $0.7 million related to consultants and professional fees, $0.3 million related to salaries and related expenses, $0.4 million related to increased D&O insurance costs and other miscellaneous general and administrative expenses and a $0.2 million provision for the investigation costs related to the misappropriation of funds at our U.S. subsidiary.

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

          Taxes on income. We had taxes on income of $0.7 million in 2004, compared to no taxes on income in 2003. This taxable income was derived primarily from the release of part of the valuation allowance on deferred tax assets in our US subsidiary due to our belief that it is more likely than not that this benefit will be realized by this subsidiary.

          Minority share in losses (profits) of subsidiary. Minority share in losses of subsidiary was $0.7 million in 2004 compared to minority share in losses of subsidiary of $0.3 million in 2003. Given Imaging K.K. did not derive any revenues in 2004.

          Misappropriation of funds in U.S. subsidiary. In connection with the preparation and audit of our 2004 financial statements, we discovered that a former employee of our U.S. subsidiary had misappropriated approximately $0.4 million during the period 2002 through 2004, with the bulk of the misappropriation taking place in 2004. We undertook an investigation, which was completed in February 2005, with the assistance of independent legal counsel and forensic accountants. The investigators did not uncover any evidence that any other employee knowingly participated in the misappropriation. Our financial statements for the year ended December 31, 2004 include a provision of $0.6 million, which we estimated would be adequate to cover substantially all of the misappropriated amount and the costs of investigation. Based on the amount and nature of the misappropriation, we believe that it did not have a material effect on our results of operations for the years ended December 31, 2002 and 2003. In March 2005, we received $0.3 million in partial restitution of the misappropriated funds and another $0.1 million was received in June 2005.

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

          The tables below set forth unaudited consolidated statement of operations data in dollars for each of the eight consecutive quarters ended December 31, 2005. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this Form 20-F and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information.

	Three months ended

	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005

	(unaudited)
	(in thousands)
Revenue	$12,751	$15,462	$14,594	$22,213	$22,009	$20,526	$19,841	$24,400
Cost of revenues	(3,736)	(3,782)	(3,636)	(6,580)	(6,401)	(5,051)	(4,618)	(6,000)

Gross profit	9,015	11,680	10,958	15,633	15,608	15,475	15,223	18,400
Operating expenses:
Research and development, net	(1,621)	(1,302)	(1,831)	(1,469)	(1,903)	(1,617)	(1,687)	(2,382)
Sales and marketing	(7,019)	(7,864)	(7,705)	(11,064)	(10,812)	(11,637)	(9,778)	(11,054)
General and administrative	(1,208)	(1,758)	(1,678)	(2,272)	(2,039)	(2,435)	(2,539)	(2,644)
Total operating expenses	(9,848)	(10,924)	(11,214)	(14,805)	(14,754)	(15,689)	(14,004)	(16,080)

Operating profit (loss)	(833)	756	(256)	828	854	(214)	1,219	2,320

Financing income (expenses), net	61	(124)	165	854	51	(415)	519	607
Taxes on income	—	—	—	690	74	(16)	(53)	281
Minority share in losses of subsidiary	187	289	205	66	269	281	253	313

Net profit (loss)	$(585)	$921	$114	$2,438	$1,248	$(364)	$1,938	$3,521

Impact of Currency Fluctuations

          Currency Risk. Our sales to our customers in 2005 were denominated 76.7% in U.S. dollars, 19% in Euros and 0.2% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. In 2005, 26% of our expenses, principally salaries and related personnel expenses were denominated in shekels, and we expect this level of shekel expenses to continue for the foreseeable future. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margin for sales of the Given System. In addition, as of December 31, 2005, 11.4% of our cash and cash equivalents were denominated in currencies other than U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations between the Yen, the New Israeli Shekel, the Australian dollar and the Euro. In 2005, we covered an expected surplus of Euros against the devaluation of the Euro compared to the U.S. dollar by purchasing options to sell Euros and buy U.S. dollars at a pre-determined price. In addition, we have used different hedging tools in order to minimize the effect of currency fluctuations on our income. If we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

          Translation Effect. The U.S. dollar is our functional currency, and our consolidated financial statements included elsewhere in this annual report are prepared in U.S. dollars.

B.	LIQUIDITY AND CAPITAL RESOURCES

          Since our inception and until we commenced sales in 2001, we financed our operations primarily with the proceeds of sales of our equity securities. From our inception through December 31, 2005, we raised a total of $145.6 million through public and private sales of our equity securities. As of December 31, 2005, we had $65.3 million in cash and cash equivalents, and our working capital, which we calculate by subtracting our current liabilities from our current assets, was $86.2 million. As of December 31, 2005, we had an additional amount of $21.9 million invested in marketable securities.

          We believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures in 2006. We have also applied to the Office of Chief Scientist for a grant to support our research and development activities in 2006.

          The following table sets forth the components of our cash flows for the periods indicated:

	Year ended December 31,

	2003	2004	2005

	(in thousands)
Net cash provided by (used in) operating activities	$(8,548)	$11,868	$13,488
Net cash used in investing activities	(2,647)	(3,230)	(29,883	)(1)
Net cash provided by financing activities	653	46,816	1,069
Effect of exchange rate changes on cash	117	40	(179)

Increase (decease) in cash and cash equivalents	$(10,425)	$55,494	(15,505)

(1) Includes $21.9 million invested in marketable securities.

          Net cash derived from operating activities was $13.5 million in 2005, compared to $11.9 million in 2004 and $8.5 million used in 2003. The increase in net cash in 2005 resulted primarily from net income of $6.3 million, a $3.4 million improvement compared to the $2.9 million net income in 2004, and an increase of $2.4 million in inventories and of $5.8 in accounts payable due to increased sales and operating expenses during the year. The increase in net cash derived from operations in 2005 was partially offset by an increase of $6.1 million in our accounts receivable due to increased sales and a longer collection cycle in the United States due to our efforts to correct our errors in sales tax collection and an increase of $5.0 million in other accounts receivable due to accounting for the milestone achieved in 2005 but payable by Ethicon Endo-Surgery on or before April 1, 2006. The increase of $12.6 million in deferred income during 2005 resulted primarily from the recording of the $10.0 million milestone payment received from Ethicon Endo-Surgery during the year. The increase in cash in 2004 compared to 2003 resulted primarily from net income of $2.9 million in 2004, a $12.5 million improvement compared to the $9.6 million loss in 2003, the receipt in 2004 of the $10 million milestone payment from Ethicon Endo-Surgery following FDA clearance for our new PillCam ESO capsule, and an increase of $7.1 million in our accounts payable, compared to a decrease in our accounts payable of $4.7 million in 2003. The increase in net cash derived from operations was offset by an increase of $5.6 million in inventories, compared to a decrease in inventories of $1.9 million in 2003, and an increase of $5.3 million in our accounts receivable. The increase in inventories was primarily as a result of the build up of inventory to support increased sales of our products and the launch of our PillCam ESO, DR 2.0 and Rapid 3.0 and our increase in inventory of strategic components for our products.

          Net cash used in investing activities was $29.9 million in 2005 compared to $3.2 million in 2004 and $2.6 million in 2003. Investing activities in 2005 consisted primarily of investing in marketable securities of $21.9 million and $7.9 million in capital expenditures and the capitalization of costs associated with our patents and trademarks. Our investments in 2005 consisted primarily of $2.3 million in machinery and equipment, $2.8 million in new real property leases of our facilities, $0.9 million in computers and software, $0.5 million in office furniture and equipment and $0.9 million in patents. Our capital investments in 2004 consisted primarily of $1.4 million in machinery and equipment, $0.3 million in a new real property lease of our facilities and $0.8 million in patents. Our capital investments in 2003 consisted primarily of $1.5 million in machinery and equipment and $0.5 million in patents. We expect to continue investing significant amounts in 2006 in order to support our growth plans. We intend to provide additional equity financing of approximately $9.0 million to finance operations of our Japanese subsidiary Given Imaging K.K during the next three years. Our portion of the funding will be paid out of our cash reserves.

          Net cash provided by financing activities was $1.1 million in 2005, compared to $46.8 million in 2004, and $0.7 million in 2003. In 2005, net cash provided by financing activities resulted primarily from proceeds from the exercise of employee stock options. The increase from 2003 to 2004 was primarily attributable to the completion of our follow-on public equity offering in June 2004 in which we raised net proceeds of $44.3 million. In 2003, net cash provided by financing activities resulted primarily from proceeds from the exercise of employee stock options.

          In 2005, cash provided by operating activities, net of cash used in investing activities and excluding the investment in marketable securities, was approximately $5.6 million.

          The following table of our material contractual obligations as of December 31, 2005, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period

Contractual obligations	Total	2006	2007	2008	2009	Later Years

	(in thousands)
Capital lease(1)	$41	$11	$12	$18	$—	$—
Operating leases(2)	15,268	2,353	2,271	1,907	1,582	7,155

Total	$15,309	$2,364	$2,283	$1,925	$1,582	$7,155

(1)	Consists of capital lease for motor vehicles.
(2)	Consists of operating leases for office, manufacturing space and motor vehicles.

          See Note 8 to our consolidated financial statements included in this annual report for our royalty commitments to the Office of the Chief Scientist and our obligations in connection with our supply agreement with Zarlink Semiconductor.

Market Risk

          We invest our excess cash in bank accounts and deposits located with a number of banks inside and outside of Israel, principally in Europe. These instruments have maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments. We invest some of the excess cash we have in longer-term financial instruments in order to achieve a higher yield. Based on our investment policy, such instruments are highly rated by rating agencies and therefore we believe that there is no material exposure to the principal amount nor to interest rate risks arising from these longer-term investments.

Corporate Tax

          Israeli companies were generally subject to income tax at the corporate rate of 34% in 2005. This tax rate has been reduced to 31% in 2006 and is expected to be gradually reduced to a rate of 25% by 2010 As of December 31, 2005, our net operating loss carry-forwards for Israeli tax purposes amounted to $14 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.

          In addition, our investment program in equipment and leasehold improvements at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise program will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received our approved enterprise status in 1999. As we continue to expand our production facilities, we have applied, and received, in 2002, an approval for the expansion of our production facilities during the subsequent two years under the alternative benefits track. The investments amounted to $3.5 million and were invested in Yoqneam, Israel. The plan is subject to certain terms set forth in the approval letter. In October 2004, we submitted an additional application in an amount of $10.1 million for additional expansion of our production facilities in the foreseeable future. As a result of a recent reform in the Investments Law, the grant of tax benefits in respect of future capital investments, including the proposed investments for which we submitted an application in October 2004, is now under the discretion of the Israeli income tax authorities. According to this reform, instead of filing application for tax benefits with the Investment Center, the administrator of the Investment Law, companies are allowed to claim the tax benefits on their corporate tax returns subject to fulfilling certain conditions, without prior approval and without submitting any reports to the Investment Center. Audits of any claim for tax benefits will take place by the Israeli income tax authority as part of the general tax audits it may perform from time to time. We cannot assure you that we will receive approvals in the future for approved enterprise status or that tax benefits for approved enterprises will continue at current levels or at all.

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

          As of December 31, 2005, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $22 million. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

          Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. We have applied and received approval for grants totaling $4.9 million from the Office of the Chief Scientist, including $1.2 million, which was provided by the Office of Chief Scientist to support our 2005 research and development.

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

          The government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on this technology in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the technology or product rights to a third party. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants. Following our request, the Office of the Chief Scientist has approved the manufacture of limited quantities of the PillCam capsules using the back-up production line that we have installed at Pemstar’s facilities in Ireland without increasing royalty rates.

C.	RESEARCH AND DEVELOPMENT

          Our research and development expenditures, excluding grants received from the Office of the Chief Scientist, were $8.8 million for the year ended December 31, 2005, $7.4 million for the year ended December 31, 2004 and $7.0 million for the year ended December 31, 2003. Our research and development activities are conducted by our research and development and regulatory affairs staff primarily at our headquarters in Israel. As of December 31, 2005, our research and development, clinical and regulatory and engineering staff consisted of 61 employees. Our research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in the stomach and the colon, improvements to our existing products and new technologies for future expansion of our product offering. In 2005, we completed the development of the newest version of our RAPID software, RAPID 4.0, and received FDA clearance to market this product in December 2005. In December 2005 we also completed improvements to our AGILE patency system and submitted it to the FDA for clearance. In addition, during 2005, we made significant progress in the development of the PillCam Colon capsule for diagnosis of disorders in the colon and began initial clinical trials with this capsule. If clinical trials results are positive, we intend to complete the development and submit the PillCam Colon capsule for FDA clearance and launch it in Europe during 2006.

D.	TREND INFORMATION

          See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position

Executive Officers:
Gavriel D. Meron(1)(2)	53	President, Chief Executive Officer and Director
Kevin Rubey	48	Chief Operations Officer
Yuval Yanai	53	Chief Financial Officer
Ehud Har-Chen	60	Senior Vice President — Human Resources
Christopher Rowland	43	Senior Vice President — Business Development and Corporate Strategy
Shoshana Friedman	52	Senior Vice President — Regulatory and Clinical Affairs
Mark Gilreath	40	Senior Vice President — Global Marketing
Manfred Gehrtz	55	President, International
Yoram Ashery (3)	40	Corporate Vice President – Colon Products
Sharon Koninsky (3)	34	Corporate Director, Office of the CEO

Directors:
Doron Birger (2)(4)	54	Chairman of the Board of Directors
James M. Cornelius (2)(4)(5)(6)	62	Director
Michael Grobstein (2)(4)(5)(6)	63	Director
Jonathan Silverstein (4)	38	Director
Chen Barir (5)	47	Director
Eyal Lifschitz (5)	37	Director
Prof. Anat Loewenstein	47	Director

(1) Mr. Meron will cease serving as our President and Chief Executive Officer on April 9, 2006. He will continue serving as a director and will be appointed Executive Vice Chairman of our board of directors effective that date. Nachum Shamir will commence serving as our President and Chief Executive Officer, and as a director on April 9, 2006. See “—Change in Senior Management.”
(2) Member of our executive committee.
(3) Mr. Ashery was an executive officer until December 31, 2005 in the position of Corporate Vice President, Business Development. Ms. Koninsky was an executive officer until December 31, 2005 in the position of Corporate Director, Human Resources.
(4) Member of our compensation and nominating committee.
(5) Member of our audit committee.
(6) Outside director under the Israeli Companies Law.

          Gavriel D. Meron founded us in 1998, and has served as our President and Chief Executive Officer since that time. He has served as a director since August 2002. Prior to founding us, from 1995 to 1997, Mr. Meron served as Chief Executive Officer of APPLItec Ltd., an Israeli designer and manufacturer of video cameras and systems primarily for the medical endoscopy market. From 1993 to 1995, Mr. Meron was General Manager and Chief Operating Officer of Optibase Ltd., an Israeli manufacturer of hardware and software products that compress and playback digital video and sound for multimedia applications. From 1988 to 1993, Mr. Meron was Chief Financial Officer of InterPharm Laboratories Ltd., an Israeli company formerly listed on the Nasdaq National Market and a subsidiary of the Ares-Serono Group, a Swiss ethical pharmaceutical company. From 1983 to 1987, Mr. Meron held various management positions at the Tadiran Group, an Israeli telecommunications and semiconductor manufacturer. From 1973 to 1983, Mr. Meron served as an officer in the Israeli army overseeing the budgets of a range of military industries. Mr. Meron holds an M.B.A. from Tel Aviv University and a B.A. in economics and statistics from the Hebrew University, Jerusalem.

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

          Yuval Yanai has served as our Chief Financial Officer since September 1, 2005. From October 2000 through August 2005, he served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding corporations. Prior to that, from April 1998 to September 2000 he served as Senior Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and from 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the manufacturing of medical imaging devices that was acquired by larger companies in this field. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai has served as a director of MA Industries Ltd., Tadiran Communication Ltd., The Elisra Group and Telrad Networks Ltd. Mr. Yanai holds a B.Sc. in Accounting and Economics from the Tel Aviv University.

          Ehud Har-Chen has served as our Senior Vice President of Human Resources since January 1, 2006. Prior to joining us, Mr. Har-Chen worked for over 11 years at Motorola. His most recent role was Director of Leadership and Talent supply for Motorola Inc. in the EMEA region (Europe, Middle East, Asia) based in the UK having responsibility for the entire Staffing operation in all EMEA countries as well as executive search, university relations and contingent labor. Prior to that he was the Vice President of Human Resources at Motorola Israel. From 1982 until 1994, Mr. Har-Chen worked at Digital Equipment Corporation in various roles amongst which were the human resources lead at Digital Israel followed by a regional human resources leadership role in EMEA based in Geneva. From 1969 to 1981, Mr. Har-Chen worked at Israel Aircraft Industries in numerous Human resources management roles at both staff and field operation. Mr. Har-Chen studied Social Sciences at both Monash university in Melbourne Australia and Bar-Ilan university in Israel.

          Christopher Rowland has served as our Senior Vice President of Business Development and Corporate Strategy since February 1, 2006. Prior to that, Mr. Rowland worked for 17 years at Boston Scientific Corporation, a medical device company, in various sales and marketing management positions, most recently as Vice President of Marketing for the Endovations division, where he was responsible for all marketing, product development and launch activities of products in the gastrointestinal field. Prior to that, from 1985 until 1989 Mr. Rowland worked for Xerox Corporation in various sales positions. Mr. Rowland has a degree in marketing from Southern Illinois University.

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

          Mark Gilreath has served as Senior Vice President – Global Marketing since January 1, 2006, Prior to that, from February 2003 until December 2005 he served as Corporate Vice President – Marketing Strategy, from April 2001 until February 2003 he served as President of Given Imaging, Inc., from September 2000 until April 2001 as our Vice President –

Global Business Development and from October 1999 to September 2000 as a consultant to us. In 1999, Mr. Gilreath founded VortexMed, Inc., a developer of internet sites for healthcare professionals, where he served as Chief Executive Officer until September 2000. From 1992 to 1999, Mr. Gilreath held various management positions with PENTAX Precision Instrument Corporation including Product Manager, Director of Marketing, Area Sales Manager and Director of Business Development. Prior to joining PENTAX, from 1989 to 1992, Mr. Gilreath served as an officer in the U.S. Navy. He holds a B.Sc. in business finance from Winthrop University and a M.B.A. from the Fuqua School of Business at Duke University.

          Manfred Gehrtz has served as President, International since January 1, 2006. Prior to that, from January 2004 until December 31, 2005, Mr. Gehrtz served as our Corporate Vice President, General Manager for Europe. Prior to joining us, from 1995 to December 2003, Mr. Gehrtz was Managing Director, the head of the Endoscope Division and Vice President of Medical Systems Europe at Olympus Optical Co. (Europa) GmbH, a developer of products in the fields of photography, endoscopy, microscopy, communication and diagnostics. From 1990 to 1995, Mr. Gehrtz was Managing Director and CEO of Aesculap Meditec GmbH, a German company that develops and manufactures medical laser systems. Prior to that, from 1986 to 1990, Mr. Gehrtz was a Specialist, Lab Manager and Production Facility Manager at IBM Deutschland GmbH. Mr. Gehrtz holds a Ph. D. in Physical Chemistry and a M.Sc. in Physics from the University of Munich, Germany. From 1983 to 1985 Mr. Gehrtz was a Post-Doctoral Fellow at the IBM Research Laboratory in San Jose, California.

          Yoram Ashery has served as our Corporate Vice President – Colon Products since January 1, 2006. Prior to that, since joining the Company in April 2001 until December 31, 2005, Mr. Ashery served as Corporate Vice President - Business Development. Prior to joining us, from 1995 to April 2001, Mr. Ashery was a corporate attorney, practicing in the fields of technology and medical devices and privatizations as an associate and, from January 2000, as a partner, with the law firm of Zellermayer, Pelossof & Co.. Prior to that, Mr. Ashery served at the Office of the Attorney General of the Government of Israel, from 1993 to 1994, during which period he also completed his internship under the direct supervision of the Israeli Attorney General. From 1992 to 1996, Mr. Ashery also served as a junior lecturer in Tax Law at the Buchman Faculty of Law of the Tel-Aviv University. Mr. Ashery holds an LL.B. from the Buchman Faculty of Law of the Tel-Aviv University and a B.A. in Economics from the School of Social Sciences of the Tel-Aviv University.

          Sharon Koninsky, has served as Corporate Director at the Office of the CEO since January 1, 2006. Prior to that, from January 2002 until December 31, 2005, Ms. Koninsky served as Corporate Director, Human Resources and prior to that as Human Resources Manager. She has served as Executive Assistant to the President and Chief Executive Officer since 1998. Prior to joining us, from 1997 until 1998, Ms. Koninsky worked in the marketing department of Geotek Technologies Ltd., an Israeli telecommunications company. In 1996 Ms. Koninsky was responsible for placing personnel in administrative positions while employed at a manpower organization in Haifa.Ms. Koninsky holds a B.A. in social work and an M.A. in public administration, both from Haifa University.

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

          James M. Cornelius has served as a director since October 2001 and was elected as an outside director in December 2001. Effective November 15, 2005, Mr. Cornelius serves as the chairman of the board of directors and chief executive officer of Guidant Corporation, a U.S. cardiac and vascular medical device company. From 2000 until 2005, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius currently also serves as a director of Bristol-Myers Squibb Company, The

Chubb Corporation, The DIRECTV Group, Inc. and The National Bank of Indianapolis. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.

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

          Jonathan Silverstein has served as a director since September 2000. Mr. Silverstein is a General Partner at OrbiMed Advisors LLC, a global healthcare asset management firm. Mr. Silverstein joined OrbiMed in 1999. From 1996 to 1999, Mr. Silverstein was the Director of Life Sciences in the Investment Banking Department at the Sumitomo Bank Limited. From 1994 to 1996, Mr. Silverstein was an associate at Hambro Resource Development. Mr. Silverstein serves as a director of DOV Pharmaceuticals, Avanir Pharmaceuticals, Emphasys Medical Corporation, Superdimension, Ltd., aDiana Inc. and Predix Pharmaceuticals and is a former director for Auxilium Pharmaceuticals, Orthovita, Inc. and LifeCell Corporation. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and an M.B.A. from the University of San Diego.

          Chen Barir has served as director since August 2002. Mr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries and affiliates, a private investment company specializing in venture investments and management focusing primarily on seed or early stage medical device companies, investments and real estate. Mr. Barir is chairman, vice-chairman or a director of several privately held companies in the fields of medical device and real estate. Mr. Barir holds an LLB from the Hebrew University of Jerusalem, an M.B.A. from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Doctorate in Law and Economics from Harvard Law School, Cambridge, Massachusetts.

          Eyal Lifschitz has served as a director since December 2003. Since 2001, Mr. Lifschitz has served as Chief Executive Officer of Peregrine Ventures, a venture capital fund focused on the medical device industry. Prior to that, Mr. Lifschitz was co-founder of a number of medical technology companies, including PharmaSys (acquired by Elan Corp. NYSE:ELN), where he served as Director of Business Development from 1990 to 1994, VisionCare Ophthalmic Technologies, Inc., where he served as Director of Business Development from 1997 to 2001, BioControl, Ltd., where he served as Director of Business Development from 1999 to 2001 and ECR Ltd.(acquired by AVX Corp. NYSE:AVX), where he served as General Manager from 1994 to 2001. Mr. Lifschitz serves on the board of directors of Neovasc Ltd. and of NeuroSonix Ltd., two companies in the medical device field, and holds an LL.B degree from Shearei Mishpat College in Israel.

          Prof. Anat Loewenstein has served as a director since August 2005. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She is the Director of the Department of Ophthalmology, Tel Aviv Medical Center, since January 2000 and a Professor at the Sackler School of Medicine, Tel Aviv University, since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss. She is a member of the IRB committee of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew university of Jerusalem and Masters Degree in Health Administration from Tel Aviv University.

Change in Senior Management

          In April 2006, we entered into an employment agreement with Nachum Shamir who will commence serving as our President and Chief Executive Officer and a director on April 9, 2006. Our current President and Chief Executive Officer, Gavriel Meron, will cease serving as in such capacities on that date. Mr. Meron will continue serving as a director and will be appointed Executive Vice Chairman of our board of directors effective April 9, 2006.

          Prior to joining us, Mr. Shamir has served as Corporate Vice President of Eastman Kodak Company and as the President of Eastman Kodak’s Transaction and Industrial Solutions Group, which includes several business units, including Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing Inc.) of which Mr. Shamir was President and Chief Executive Officer. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. His prior position was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. (now Creo Asia Pacific (H.K.) Ltd.) from 1993. Mr. Shamir holds a B.Sc from the Hebrew University of Jerusalem and an M.A. in public administration from Harvard University.

B.	COMPENSATION

          The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including stock-based compensation, for the year ended December 31, 2005 was $3.1 million (excluding director fees detailed below). This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

          During 2005, we paid each director, excluding Gavriel Meron, a quarterly fee of $3,750 for their service on our board of directors, and a $1,500 fee for attending and participating in each meeting of the board of directors or any committee of the board of directors. We paid an additional quarterly fee of $1,250 to the chairman of the audit committee. The total amount of these payments in 2005 was $338,750. The directors fees for service by our director, Doron Birger, are paid to Elron Electronics Industries, where he serves as President and Chief Executive Officer. Directors fees for services by our director, Jonathan Silverstein, are paid to OrbiMed Advisors LLC, where he is a General Partner. Director fees for service by our former director, Reuben Baron, who stepped down from our board of directors in August 2005, were paid to RDC Rafael Development Corporation, where he served as President and Chief Executive Officer. In addition, all of our directors were reimbursed for their expenses for each board of directors meeting attended. In addition, in 2005, we granted options to purchase 29,000 ordinary shares to our director and Chairman of the Audit Committee, Michael Grobstein, 25,000 ordinary shares to each of our directors, James Cornelius and Anat Loewenstein, options to purchase 14,000 shares to our Chairman, Doron Birger, and options to purchase 11,000 ordinary shares to each of our directors, Jonathan Silverstein, Chen Barir and Eyal Lifschitz. The exercise price of these options was equal to the fair market value of our ordinary shares on the date of grant.

          In 2005, we paid Mr. Meron, our President and Chief Executive Officer an annual base salary of $271,750. In addition, Mr. Meron received options to purchase 70,000 ordinary shares of the company at an exercise price of $36.10 per share, equal to the closing price of our ordinary shares on the Nasdaq National Market on the date of the grant. 25% of these options were immediately vested and another 25% will vest in each of the subsequent three years. Mr. Meron was also awarded a bonus of $300,000 in respect of 2005.

          Please see Item 7 “Major Shareholders and Related Party Transactions—Agreements with Directors and Officers — Employment Agreements” for information regarding the employment agreements and compensation of Gavriel Meron, our President and Chief Executive Officer, and Nahum Shamir, our President and Chief Executive Officer elect, which are subject to shareholder approval.

C.	BOARD PRACTICE

Board of Directors and Officers

          Our articles of association provide that we may have up to 12 directors, each of whom is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of eight directors. Each director listed above will hold office until the next annual general meeting of our shareholders,except for our outside directors who were elected in December 2001 for an initial three-year term and were reelected for one additional three year term in May 2004, which will expire in December 31, 2007. Other than Gavriel Meron, our President and Chief Executive Officer, none of our directors are our employees or are party to a service contract with us. In April 2006, we entered into an employment agreement with Nachum Shamir, our President and Chief Executive Officer elect. In August 2005, Prof. Anat Loewenstein was elected to our board of directors to replace Dr. Dalia Megiddo, who resigned from the board. Mr. Reuben Baron also left our board of directors in August 2005.

          A simple majority of our shareholders at a general meeting may remove any of our directors from office and elect directors in their stead or fill any vacancy, however created. In addition, vacancies on the board of directors, other than vacancies created by an outside director, may be filled by a vote of a majority of the directors then in office. Our board of directors may also appoint additional directors up to the maximum number permitted under our articles of association. A director so chosen or appointed will hold office until the next general meeting of our shareholders.

          Each of our executive officers serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. Zvi Ben-David, our former Chief Financial Officer, resigned his position effective July 2005 and was replaced by Yuval Yanai. Nancy Sousa, the former President of our U.S. subsidiary resigned her position effective June 2005. A search for her replacement is still ongoing. Mr. Meron, our President and Chief Executive Officer, was also serving as acting President of our U.S. subsidiary during part of 2005. Effective January 1, 2006, Mr. Ehud Har-Chen was appointed to the position of Senior Vice President of Human Resources and effective February 1, 2006, Christopher Rowland was appointed as our Senior Vice President of Business Development and Corporate Strategy.

          There are no family relationships among any of our directors or executive officers. All of our executive officers have signed employment agreements.

Outside and Independent Directors

          Under Israel’s Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange including the Nasdaq National Market are required to appoint at least two outside directors. Outside directors are required to meet standards of independence set forth in the Israeli companies law. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director, or (2) the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company. The initial term of an outside director is three years and he or she may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant and there are no other two serving outside directors, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new outside director. Our two outside directors are James Cornelius and Michael Grobstein.

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

          An amendment to the Companies Law that became effective on January 19, 2006 provides that every outside director appointed to the board of directors of an Israeli company, such as us, must qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Companies Law, and that at least one outside director must qualify as a “financial and accounting expert.” We will be required to comply with these requirements upon the next appointment of our outside directors currently expected in 2007. In addition, this amendment requires Israeli companies to determine no later than April 19, 2006, how many directors, in addition to the outside directors, qualify as “financial and accounting experts” taking into account the nature of the company’s business, the complexity of the activities carried out by the company and the size of its board of directors. In February 2006, our board of directors determined that at least one of our directors will be a “financial and accounting expert,” in addition to the outside directors. Currently, both Doron Birger and Gavriel Meron qualify as a “financial and accounting expert,” as defined in the applicable regulations.

          In addition to the requirements of the Companies Law, we must comply with the Nasdaq National Market listing requirements, under which a majority of the members of our board of directors (including all members of our audit committee) are required to be independent, as that term is defined in the rules of the Nasdaq National Market. Our board of directors has determined that all of our directors, except Mr. Gavriel Meron, qualify as independent directors in accordance with the applicable rules.

Audit Committee

          Under the Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors. The audit committee may not include the chairman of the board of directors, the general manager, the chief executive officer, a director employed by the company or who provides services to the company on a regular basis, or a controlling shareholder or a relative of a controlling shareholder. Under the Nasdaq National Market listing requirements, we are required to have an audit committee consisting of at least three members, each of whom must be “independent”, as defined under the rules of the Nasdaq National Market and the Exchange Act, and each of whom must be able to read and understand fundamental financial statements. In addition, one member of the audit committee must have past employment experience in finance or accounting or other comparable experience which results in the individual’s financial sophistication. Our board of directors has determined that the current members of our audit committee, Michael Grobstein, James Cornelius, Chen Barir and Eyal Lifschitz, each meet these independence and financial literacy requirements. In addition, the board of directors has determined that Mr. Grobstein has the requisite experience and is the financial expert serving on our audit committee.

          Under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest an appropriate course of action. In addition, it is the role of the audit committee to approve transactions with related parties and other corporate actions specified in the Companies Law. Under the Nasdaq National Market listing requirements, our audit committee has adopted an audit committee charter setting forth its responsibilities. The audit committee charter governing the actions of our audit committee states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountant, and is not obligated to conduct any independent investigation or verification. The charter also states that the audit committee is required to nominate the company’s independent accountants, which the shareholders subsequently are required to approve.

Internal Auditor

          Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. In 2005, we appointed the Israeli member firm of Deloitte Touche Tohmatsu to serve as our internal auditor following the resignation of our former internal auditor in order to preserve the independence of his accounting firm that is engaged as the independent auditor of one of our affiliates.

Compensation and Nominating Committee

          Our compensation and nominating committee consists of our directors, James Cornelius, Doron Birger, Michael Grobstein and Jonathan Silverstein. In accordance with the rules of the Nasdaq National Market, our compensation and nominating committee adopted a charter, which sets forth its responsibilities. Pursuant to the charter, the compensation and nominating committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, as well as to recommend that the board of directors issue options under our stock option plans. The compensation and nominating committee is also responsible for recommending to the board of directors nominees for board membership. The composition of the committee satisfies the Nasdaq National Market’s independent director requirements.

Executive Committee

          In April 2006, we formed an executive committee which is governed by a written charter adopted by our board of directors. The charter specifies, among other things, that:

•

the executive committee must be comprised of at least three directors and the majority of the committee’s members must qualify as “independent directors” under applicable law and the Nasdaq National Market independent director requirements (and one member must qualify as an “outside director” under the Israeli Companies Law);

•	the Chairman of our board of directors must serve as a member of the executive committee;

•	the executive committee shall meet as needed to conduct and oversee our affairs and fulfill its responsibilities and not less than once each quarter;

•

the executive committee may exercise the full powers of our board of directors between board meetings where, at the discretion of the chairman of the board, timely action is required or warranted, provided that the committee may not act in lieu of our board in any matter in respect of which the delegation of powers is prohibited under applicable law or that requires the approval of our shareholders; and

•

the committee is otherwise granted, among other things, the mandate to review the details of our business strategy and make recommendations to the board, to oversee and assist our chief executive officer as necessary, to monitor organization and management changes in our company and take any other action delegated or assigned from time to time by our board of directors.

          The executive committee currently consists of our directors, Gavriel Meron (Chairman), Doron Birger, James Cornelius and Michael Grobstein.

D.	EMPLOYEES

          As of December 31, 2005, we and our subsidiaries had 339 employees of whom 183 were based in Israel, 107 in the United States, 37 in Europe, nine in Japan and three in Australia. This reflects a 20% increase in the number of employees since December 31, 2004. This increase is mainly in research and development employees in Israel and sales personnel in our U.S. subsidiary. In December 2005, we implemented an internal reorganization of our sales, marketing and product management teams. We implemented this change in order to enable us to focus more effectively on particular markets, clinical indications and technology for each type of PillCam capsule and each part of the gastrointestinal tract. The reorganization is intended to realign our activities along product lines and to allow us to address more efficiently the development, marketing and sale of multiple products and the accumulation and circulation of clinical information related to multiple gastrointestinal tract organs. As a result of the reorganization and the expected continued growth of our business, we expect our headcount to increase in 2006, primarily in research and development, clinical and regulatory affairs and sales and marketing.

          Under Israeli law, we and our employees are subject to protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, minimal termination notice, sick pay, severance pay and social security as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Labor and Welfare make certain industry-wide collective bargaining agreements and collective bargaining agreements in the electricity, steel and electronics industries applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have written employment agreements with all of our Israeli employees and with our senior non-Israeli employees. Competition for qualified personnel in our industry is intense and we dedicate significant resources to employee retention. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

Share Ownership by Directors and Executive Officers

          For information regarding ownership of our ordinary shares by our directors and executive officers, and regarding options to purchase our ordinary shares granted to Gavriel Meron, our President and Chief Executive Officer, see Item 7 “Major Shareholders and Related Party Transactions.”

Stock Option Plans

2003 Stock Option Plan

          Our 2003 stock option plan provides for a grant of options to our directors, employees and consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We initially reserved a total of 1,500,000 ordinary shares for issuance under the plan. In addition, we have reserved for issuance under the plan any ordinary shares underlying unvested options granted under our 1998 and 2000 Stock Option Plans that expire without exercise. As of December 31, 2005, we had outstanding options to purchase 244,078 shares under the 2003 stock option plan.

          The plan is substantially similar to our 2000 Stock Option Plan. Generally, where a grant of options under the plan is our first grant of options to that person, the options are not exercisable before the second anniversary of the date of grant, at which time 50% of the options become exercisable with 25% to become exercisable on each of the third and fourth anniversaries of the date of the grant. However, in cases of subsequent grants plans, options vest in four equal installments beginning with the first anniversary of the grant. Our compensation and nominating committee has the authority to accelerate the time periods for exercising options. Unexercised options expire ten years after the date of grant. To the extent the options have been vested, they may be exercised in whole or in part from time to time until their expiry. Upon the termination of the employment of an employee other than for cause the employee may exercise all vested options. Our compensation and nominating committee determined that in respect of grants made beginning in 2006, optionees will have 180 days to exercise vested options following termination. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will expire.

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

          Options granted under the plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares. Gains on options granted in 2003 and later are subject to capital gains tax of 25%. Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. The exercise price for incentive stock options must not be not less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

2000 Stock Option Plan

          Our 2000 stock option plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. As of December 31, 2005, we had outstanding options to purchase 998,745 shares under the 2000 stock option plan. Ordinary shares underlying options which expire without exercise under the 2000 stock option plan become available for issuance under the 2003 stock option plan.

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

1998 Stock Option Plan

          Our 1998 stock option provides for the grant of options to our directors, employees, or consultants, including members of our medical advisory committee. Our 1998 stock option plan has been superseded by our 2000 stock option plan and we have ceased issuing options under our 1998 stock option plan. As of December 31, 2005, we had outstanding options to purchase 2,790,337 shares under the 1998 stock option plan. Ordinary shares underlying options which expire without exercise under the 1998 stock option plan become available for issuance under the 2003 stock option plan.

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

          The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 28, 2006 for: (1) each person who we believe beneficially owns 5% or more of the outstanding ordinary shares, (2) each of our directors individually, (3) each of our executive officers individually, and (4) all of our directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of the date of this annual report. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

          The shareholders listed below do not have any different voting rights from our other shareholders. Unless otherwise noted below, each shareholder’s address is c/o Given Imaging Ltd., P.O. Box 258, Yoqneam 20692, Israel.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Principal shareholders:
IDB Holding Corporation Ltd. (1)	10,207,533	36.5%
OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly (2)	3,638,904	13.0
AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA, AXA Financial, Inc.(3)	2,319,302	8.3
Directors and executive officers:
Gavriel D. Meron (4)	926,709	3.2
Yuval Yanai	—	—
Ehud Har-Chen	—	—
Kevin Rubey (5)	208,750	*
Christopher Rowland	—	—
Shoshana Friedman (6)	111,526	*
Mark Gilreath (7)	151,250	*
Manfred Gehrtz (8)	21,000	*
Doron Birger (9)	6,746,592	24.1
James M. Cornelius (10)	223,500	*
Michael Grobstein (11)	143,500	*
Jonathan Silverstein (12)	3,711,926	13.3
Chen Barir (13)	41,000	*
Eyal Lifschitz (14)	25,000	—
Anat Loewenstein	—	—
All directors and executive officers as a group (15)	15,754,194	53.2%

*	Less than 1%

(1)

Based on a Schedule 13D/A filed on November 4, 2004 and on information provided to us supplementally, this number consists of 4,082,982 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 3,462,441 ordinary shares owned by Discount Investment Corporation Ltd., or DIC, and 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC. Based on information contained in that Schedule 13D/A and on information provided to us supplementally, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the ordinary shares owned by RDC. As of February 28, 2006, DIC owned approximately 47.5% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. The address of DIC is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of RDC is Building 7, New Industrial Park, Yoqneam 20692, Israel. The address of Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of February 28, 2006, IDB Holding Corporation, or IDBH, owned approximately 71.8% of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned approximately 73.3% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd. (“Ganden Investments”), a wholly owned Israeli subsidiary of Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds approximately 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor Investments), a majority owned Israeli subsidiary of Manor Holdings B.A. Ltd. (“Manor Holdings”), a private Israeli company controlled by Ruth Manor, which holds approximately 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat Investments”), a wholly owned Israeli subsidiary of Avraham Livnat Ltd. (“Livnat Ltd.”), a private Israeli company controlled by Avraham Livnat, which holds approximately 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

In addition to the above-mentioned holdings of shares of IDBH, as of February 28, 2006, (a) Ganden Holdings held approximately 10.58% of the equity and voting power of IDBH; (b) Ganden Investments held approximately 6.7% of the equity and voting power of IDBH; (c) Shelly Bergman held, through a private Israeli company wholly owned by her, approximately 7.2% of the equity and voting power in IDBH; (d) Manor Holdings held approximately 0.03% of the equity and voting power in IDBH and (e) Livnat Ltd. held approximately 0.04% of the equity and voting power in IDBH. These additional holdings of shares of IDBH are not subject to the Shareholders Agreement referred to above.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi, Afeka, Tel Aviv, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon, Israel. The address of Avraham Livnat is Taavura Junction, Ramle, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein. On September 29, 2003, Elron and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to our board of directors proposed by Elron. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

(2)

Based on a Schedule 13D/A filed on September 29, 2004 and on information provided to us supplementally, consists of 2,250,733 ordinary shares and options to purchase 2,157 ordinary shares owned by Caduceus Private Investments L.P., or Caduceus; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Eaton Vance Worldwide Health Sciences Portfolio, or Eaton Vance; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Finsbury Worldwide Pharmaceutical Trust, or Finsbury; 330,000 ordinary shares owned by UBS Juniper Crossover Fund LLC, or Juniper; 82,171 ordinary shares and options to purchase 144 ordinary shares owned by OrbiMed Associates LLC, or OrbiMed Associates; 2,157 options to purchase ordinary shares owned by OrbiMed Advisors LLC, or OrbiMed Advisors. OrbiMed Capital GPI LLC is the general partner of Caduceus, OrbiMed Capital LLC acts as managing member of OrbiMed Associates, OrbiMed Advisors acts as investment manager of Juniper, OrbiMed Capital LLC acts as investment advisor to Finsbury and OrbiMed Advisors LLC acts as investment adviser to Eaton Vance. As a result, OrbiMed Advisors, OrbiMed Capital and OrbiMed Capital GPI LLC have discretionary investment management authority with respect to the assets of Caduceus, Eaton Vance, Finsbury, OrbiMed Associates and Juniper. Samual D. Isaly owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital. Samuel D. Isaly, Sven Borho, Michael Sheffery Carl L. Gordon and Jonathan Silverstein, share ownership and control of OrbiMed Capital GPI LLC, OrbiMed Capital and OrbiMed Advisors LLC. The address of OrbiMed Advisors LLC, OrbiMed Capital, OrbiMed Capital GPI LLC, Samuel D. Isaly, Sven Borho, Michael Sheffery, Carl L. Gordon and Jonathan Silverstein is 767 Third Avenue, 30th Floor, New York, NY 10017. These individuals each disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of his pecuniary interest therein.

(3)	Based on a Schedule 13G filed on February 14, 2006, consists of 2,188,242 ordinary shares owned by Alliance Capital Management L.P., or Alliance, and 131,060 ordinary shares owned by AXA Equitable Life Insurance Company, or AXA Equitable. Based on information contained in the Schedule 13G, Alliance and AXA Equitable are subsidiaries of AXA Financial, Inc. AXA Financial, Inc. is a parent holding company with respect to the holdings of Alliance, AXA Equitable and Frontier Trust Company, FSB (Advest Trust). Each of Alliance and AXA Equitable operates under independent management and makes independent decisions. AXA owns AXA Financial, Inc. AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle (collectively, the "Mutuelles AXA"), as a group, control AXA. The address of AXA Assurances I.A.R.D Mutuelle and AXA Assurances Vie Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA Courtage Assurance Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, NY 10104. Each of the Mutuelles AXA, as a group, and AXA expressly disclaims beneficial ownership of any securities owned by the foregoing entities.

(4)	Consists of 111,416 ordinary shares and options to purchase 815,293 ordinary shares.

(5)	Consist of options to purchase 208,750 ordinary shares.

(6)	Consists of 19,026 ordinary shares owned by Ms. Friedman and options to purchase 92,500 ordinary shares owned by Ms. Friedman.

(7)	Consists of options to purchase 151,250 ordinary shares.

(8)	Consists of 1,000 ordinary shares and options to purchase 20,000 ordinary shares.

(9)

Consists of 1,500 ordinary shares owned by Mr. Birger personally, 2,662,110 ordinary shares owned by RDC Rafael Development Corporation and 4,082,982 ordinary shares owned by Elron Electronic Industries. Mr. Birger is a director of RDC Rafael Development Corporation and President and Chief Executive Officer of Elron Electronic Industries and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares that Elron Electronic Industries and RDC Rafael Development Corporation own. Mr. Birger disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(10)	Consists of 135,000 ordinary shares and options to purchase 88,500 ordinary shares.

(11)	Consists of 30,000 ordinary shares and options to purchase 113,500 ordinary shares.

(12)

Consists of 522 ordinary shares and options to purchase 78,500 ordinary shares owned by Mr. Silverstein and 3,638,904 ordinary shares beneficially owned by the OrbiMed investors. Mr. Silverstein is a principal of OrbiMed Advisors LLC and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares which the OrbiMed investors owns or over which they exercise voting and investment power. Mr. Silverstein disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(13)	Consists of options to purchase 41,000 ordinary shares

(14)	Consists of options to purchase 25,000 ordinary shares.

(15)

Includes 10,207,533 ordinary shares beneficially owned by IDB Holding Corporation and 3,636,747 ordinary shares beneficially owned by the OrbiMed entities, as well as ordinary shares and options to purchase ordinary shares held by directors and officers in their personal capacities or by their nominees. Our directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

B.	RELATED PARTY TRANSACTIONS

Agreement with Rafael

          In January 1998, we entered into a technology purchase and license agreement with Rafael Armament Development Authority, or Rafael, which is a division of the Israeli Ministry of Defense. Rafael beneficially owns 47.8% of the outstanding shares of our shareholder, RDC Rafael Development Corporation. Pursuant to this agreement, we purchased from Rafael, for $30,000 in cash, all of Rafael’s rights to the technology associated with an in vivo video camera and an autonomous video endoscope, including a swallowable capsule with a camera and an optical system, a transmitter and a reception system, which was then being developed by Rafael, which we refer to as the PillCam capsule and system. Rafael transferred to us the patents that it had been issued in connection with the PillCam capsule and system technology. Rafael also granted us an exclusive, perpetual, worldwide, royalty-free license to use other technology and know-how of Rafael which was used at Rafael for the development of the PillCam capsule and system, provided that we use this technology and know-how solely for commercial exploitation of the PillCam capsule and system. We are permitted to transfer or sublicense this other technology to third parties in connection with the commercial exploitation of the PillCam capsule and system provided that we receive Rafael’s consent which is not to be unreasonably withheld. We have not received any technology from Rafael pursuant to this license. In connection with our commercial exploitation of the PillCam capsule and system, Rafael agreed to provide us with technical support in the form of equipment and use of its laboratories, subject to their availability, and access to its existing documentation. We agreed to pay to Rafael its costs plus 10% for any of Rafael’s manpower that we use. Rafael also agreed to provide us with research and development and prototype manufacturing services in connection with the PillCam capsule and system at customary commercial rates. Rafael has the right to provide such services to us if it is competitive in terms of quality, quantity, timing and price. In connection with this technical support, we paid an aggregate amount to Rafael of $12,000 in 1998 only.

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

Agreement for Travel Services.

          In 2005, we engaged Diesenhaus to provide us with travel-related services. Diesenhaus is a provider of travel services in Israel and is controlled by IDB Holding Corporation Ltd., which is also a controlling shareholders of our company. The terms of our engagement with Diesenhaus are similar to the terms we have with other providers of travel services to us. In 2005, we paid Diesenhaus a total of $61,500, or 5.5% of our travel expenses. This agreement was approved by our audit committee and board of directors in accordance with Israeli law.

Agreement for Mobile Communication Services.

          In December 2005, we entered into an agreement with Cellcom Ltd., an Israeli provider of mobile communication services. Cellcom is controlled by IDB Holding Corporation Ltd., which is also a controlling shareholder of our company. Under the agreement, Cellcom will be the sole provider of mobile communication to us during the term of the agreement. The prices we pay Cellcom are lower than the prices we paid our previous provider of mobile communication services, which was a non-affiliated party. This agreement was approved by our audit committee and Board of Directors in accordance with Israeli law.

Directors Fees

          We pay directors fees in respect of service by our directors (other than our President and Chief Executive Officer, Gavriel Meron). See Item 6 “Directors, Senior Management and Employees — Compensation.”

Agreements with Directors and Officers

Employment Agreements

          We maintain written employment agreements with all of our officers. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

          The terms of our employment agreements with Gavriel Meron, our President and Chief Executive Officer, and Nachum Shamir, our President and Chief Executive Officer elect, are described below. Since Messrs. Shamir and Meron are directors, under Israeli law their employment agreements and terms are subject to approval by our shareholders at our next annual shareholders’ meeting.

          Gavriel Meron.

          In April 2006, we amended and restated Mr. Meron’s employment agreement. The employment agreement contains provisions standard for a firm in our industry regarding non-competition, confidentiality of information and assignment of inventions.

          For the fiscal year 2006, Mr. Meron is entitled to receive (1) an annual base salary of $330,000 for the fiscal year 2006, (2) a cash bonus of up to 200% of Mr. Meron annual salary, subject to meeting certain personal and company performance targets determined from time to time at the discretion of the board of directors, and (3) a grant of options to purchase 60,000 ordinary shares, the exercise price of which will be equal to the closing price of the ordinary shares on the Nasdaq National Market on the date the shareholders approve the grant, vesting in four equal installments beginning on the first anniversary of the grant. Mr. Meron is also entitled to other fringe benefits, such as the use of a company car and contributions for study, disability and severance funds.

          Mr. Meron’s employment may be terminated by us without cause upon three month’s prior written notice, in which case Mr. Meron is entitled to receive his base salary and benefits payable during the three months following such notice of termination and continued vesting of options during such period. In addition, Mr. Meron is entitled to receive a cash payment equal to 12 times his average monthly base salary during the three months prior to the notice of termination and to accelerated vesting with respect to those options that would have vested during the 12 months following the notice of termination. Mr. Meron’s employment may be terminated by us immediately for cause. Mr. Meron may terminate his employment with us upon three month’s prior written notice in which event, Mr. Meron is entitled to receive his base salary and benefits payable during the 3 months following such notice of termination and continued vesting with respect to those options that would have vested during such three months period. In the event that Mr. Meron terminates his employment after April 15, 2007, he is entitled to the same benefits as we would have paid him had we terminated his employment without cause.

          Mr. Meron’s employment may be terminated following a change of control event (as defined in the employment agreement) by us or our successor upon three month’s prior written notice. In the event of such termination, Mr. Meron is entitled to receive a cash payment equal to 24 times his average monthly base salary during the three months prior to the notice of termination and to accelerated vesting with respect to those options and shares of restricted stock that would have vested during the 24 months following the notice of termination.

          Nachum Shamir.

          In April 2006, we signed an employment agreement with Mr. Shamir. The employment agreement contains provisions standard for a firm in our industry regarding non-competition, confidentiality of information and assignment of inventions.

          For the fiscal year 2006, Mr. Shamir is entitled to receive (1) an annual base salary of $330,000, pro rated for the number of complete calendar months during which Mr. Shamir is employed by us in 2006, (2) a cash bonus of up to 200% of Mr. Shamir’s annual salary, pro rated for the number of complete calendar months during which Mr. Shamir is employed by us in 2006, subject to meeting certain personal and company performance targets determined from time to time at the discretion of the board of directors, (3) a grant of options to purchase 300,000 of our ordinary shares, the exercise price of which will be equal to the closing price of the ordinary shares on the Nasdaq National Market on the date the shareholders approve the grant, vesting in four equal installments beginning on the first anniversary of the date of commencement of Mr. Shamir’s employment, and (4) a grant 100,000 restricted shares, vesting in four equal installments beginning on the first anniversary of the date of commencement of Mr. Shamir’s employment. We have also agreed to pay Mr. Shamir a relocation bonus of $50,000. Mr. Shamir is also entitled to other standard benefits, such as a car allowance, insurance benefits and reimbursement of expenses.

          Mr. Shamir’s employment may be terminated by us without cause upon three month’s prior written notice, in which case Mr. Shamir is entitled to receive his base salary and benefits payable during the 12 months following such notice of termination and accelerated vesting with respect to those options and shares of restricted stock that would have vested during such period. Mr. Shamir’s employment may be terminated by us immediately for cause. Mr. Shamir may terminate his employment with us upon three month’s prior written notice or immediately if such termination is for good reason, which consists of an uncured breach of the employment agreement by us or a continuous and material reduction in the scope or conditions of Mr. Shamir’s employment. In the event of such termination, Mr. Shamir is entitled to receive his base salary and benefits payable during the three months following notice of such termination (twelve months in the event Mr. Shamir terminates his employment for good reason) and accelerated vesting with respect to those options and shares of restricted stock that would have vested during the applicable period.

          If we terminate Mr. Shamir’s employment following a change of control event (as defined in the employment agreement) or if Mr. Shamir terminates his employment for good reason following a change of control event, Mr. Shamir is entitled to receive (1) all remuneration, including any earned but unpaid bonus, and benefits payable during the 24-month period following notice of termination, and (2) accelerated vesting with respect to those options and shares of restricted stock that would have vested during the 24-month period following the effective date of such termination.

Exculpation, Insurance and Indemnification

          Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care, subject to specified exceptions, but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision.

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

•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent; and

•

reasonable expenses incurred by the office holder in connection with an investigation or other proceeding by a governmental authority, if such proceeding did not result in an indictment of the office holder, or if such proceeding did not result in an indictment of the office holder and the office holder was requested to pay a fine for a crime that does not require proof of criminal intent.

          An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party; and

•	a financial liability imposed on the office holder in favor of a third party.

          An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

•	a breach of duty of loyalty, except for insurance and indemnification where the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

          Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders as well.

          Our articles of association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. To date, no claims for directors and officers’ liability insurance have been filed under this policy.

          We have entered into agreements with each of our office holders undertaking to exculpate, indemnify and insure them to the fullest extent permitted by law. We may enter into additional agreements to indemnify or insure our directors and officers when circumstances change or when new directors and officers join us. This indemnification is limited to events and amounts determined as foreseeable by the board of directors, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

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

Legal Proceedings

          In March 2004, the U.S. Patent and Trademark Office notified us that it would conduct a reexamination of some of the claims in one of our U.S. patents in the U.S. Patent and Trademark Office pursuant to a request submitted by Olympus Corporation. In August 2005, we filed our response to an office action issued by the U.S. Patent and Trademark Office and we are awaiting its decision. We do not believe that the outcome of this reexamination proceeding will affect our ability to market and sell the Given System.

          On August 9, 2004, a former employee of our U.S. subsidiary filed a complaint in California against the U.S. subsidiary and two other individual defendants for, among other things, wrongful termination, and alleged discrimination and harassment based on age. The former employee claims he is entitled to damages, in an unstated amount, as well as interest and attorneys’ fees. The court assigned the case to mediation, which resulted in us paying the former employee $185,000 in full settlement of his claims, including attorneys’ fees, without admitting any wrongdoing.

          From time to time we may be involved in legal proceedings. Other than described above, currently we are not party to any legal proceedings whose outcome may be material to our financial condition or results of operations.

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

Significant Changes

          Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial position since December 31, 2005.

ITEM 9. THE OFFER AND LISTING

A.      OFFER AND LISTING DETAILS

          Nasdaq National Market

          The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Nasdaq National Market:

Annual Highs and Lows	High	Low

2005	$36.04	$20.39
2004	$44.08	$17.87
2003	$18.80	$6.65
2002	$18.05	$6.91

Quarterly Highs and Lows	High	Low

1st quarter 2006	$28.37	$21.65

1st quarter 2005	$36.04	$29.53
2nd quarter 2005	$29.66	$22.51
3rd quarter 2005	$26.41	$20.92
4th quarter 2005	$27.46	$20.39

1st quarter 2004	$34.25	$17.87
2nd quarter 2004	$38.51	$30.30
3rd quarter 2004	$39.35	$31.35
4th quarter 2004	$44.08	$27.10

Most Recent Six Months	High	Low

March 2006	$23.76	$21.65
February 2006	$26.61	$23.04
January 2006	$28.37	$26.53
December 2005	$27.46	$23.59
November 2005	$25.24	$22.26
October 2005	$23.96	$20.39

          On March 15, 2006, the closing price of our ordinary shares on the Nasdaq National Market was $22.91 per share. According to our transfer agent, as of March 15, 2006, there were approximately 137 holders of record of our ordinary shares.

          Tel Aviv Stock Exchange

          The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Tel Aviv Stock Exchange:

Annual Highs and Lows	High	Low

2005	NIS155.30	NIS95.79
2004	NIS194.60	NIS123.90

Quarterly Highs and Lows	High	Low

1st quarter 2006	NIS132.60	NIS101.60

1st quarter 2005	NIS155.30	NIS129.20
2nd quarter 2005	NIS129.30	NIS102.90
3rd quarter 2005	NIS118.50	NIS95.99
4th quarter 2005	NIS126.00	NIS95.79

1st quarter 2004	NIS155.90	NIS140.40
2nd quarter 2004	NIS181.00	NIS140.30
3rd quarter 2004	NIS175.40	NIS141.10
4th quarter 2004	NIS194.60	NIS123.90

Most Recent Six Months	High	Low

March 2006	NIS110.90	NIS101.60
February 2006	NIS124.30	NIS109.40
January 2006	NIS132.60	NIS122.20
December 2005	NIS126.00	NIS110.20
November 2005	NIS117.70	NIS104.10
October 2005	NIS109.70	NIS95.79

          The average exchange ratio of NIS to U.S. dollar in 2005 was NIS 4.4878 to $1.0.

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

Shareholder Meetings

          We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors or any other directors designated by the board presides over our general meetings. Shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

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

          The Companies Law provides that, except in specified circumstances, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. We believe that IDB Holding Corporation Ltd., which is controlled by four individuals in Israel, currently holds more than 25% of our outstanding ordinary shares as determined in accordance with the Companies Law. Similarly, the Companies Law provides that, except in specified circumstances, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 45% or greater shareholder of the company.

          Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Shareholder approval is not required in certain specified circumstances, such as a merger between a company and its wholly-owned subsidiary. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares abstaining and shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the parties.

Anti-Takeover Measures

          The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shareholders at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “Voting.”

Transfer Agent and Registrar

          The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

C.      MATERIAL CONTRACTS

          Summaries of the following material contracts are included in this Form 20-F in the places indicated:

Material Contract	Location

Agreements with Micron Technology, Inc.	Item 4.B: “Information on the Company – Part B: Business Overview – Manufacturing.”
Agreement with Zarlink Semiconductors AB	Item 4.B: “Information on the Company – Part B: Business Overview – Manufacturing.”
Agreement with Ethicon Endo-Surgery Inc.	Item 4.B: “Information on the Company – Part B: Business Overview – Marketing and Distribution.”
Agreement Rafael Armament Development Authority	Item 7: “Major Shareholder and Related Party Transactions.”
Investor Rights Agreement	Item 7: “Major Shareholder and Related Party Transactions.”

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

Taxation of Companies

          General Corporate Tax Structure. In 2005, Israeli companies were subject to corporate tax at the rate of 34% of taxable income. This tax rate was reduced to 31% in 2006 and is expected to decrease gradually to 25% by 2010. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed further below, may be considerably less.

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

          A company that has an approved enterprise in Zone A or that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporation tax on of the amount distributed. The rate of the tax will be the rate which would have been applicable had the company not been tax exempt. This corporation tax rate is 10% to 25%, depending on the percentage of the company’s shares held by foreign shareholders. The recipient of dividend distributed from such income is taxed at the rate applicable to dividends from approved enterprises which is 15%, or less under certain anti double-taxation treaties, if the dividend is distributed during the tax benefit period or within 12 years after the period and there is no time limit with respect to dividend distributed from an exempt income of foreign investors’ company. The company must withhold this tax at source.

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

          The Investment Law and the criteria for receiving an “approved enterprise” status may be amended from time to time and there is no assurance that we will be able to obtain additional benefits under the Investment Law when we apply for such benefits.

          A reform in the Investment Law was made in March 2005. According to this reform, instead of filing application for tax benefits with the Investment Center, companies are now allowed to claim the tax benefits on their corporate tax returns subject to fulfilling certain conditions, without prior approval and without submitting any reports to the Investment Center. Audit of any claim for tax benefits will take place by the Israeli income tax authority as part of general tax audits it may perform from time to time.

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

Royalties to the Chief Scientist
Manufacturing Volume Outside of Israel	as a Percentage of Grant

less than 50%	120%
between 50% and less than 90%	150%
90% and more	300%

          If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants. In addition, in recent years the government of Israel has accelerated the repayment of Chief Scientist grants, and may further accelerate them in the future. Following our request, the Office of the Chief Scientist has approved the manufacture of limited quantities of the PillCam capsule using the back-up production line that we have established at Pemstar’s facilities in Ireland without increasing royalty rates.

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

          If we qualify as an industrial company within the definition of the Industry Encouragement Law, we are entitled to the benefits described above. We believe that in 2005 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

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

          Under new legislation, which became effective on January 1, 2003, the capital gain from the sale of shares by non Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq National Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange. In addition, capital gains from the sale of our ordinary shares by non-Israeli residents who purchased or will have purchase the shares between July 1, 2005 and December 31, 2008 and whose state of residence has a double tax treaty with Israel will generally be tax exempt irrespective of whether our shares are listed on any stock exchange. If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002 their sale would be tax exempt so long as (1) the shares are listed on a stock exchange, such as the Nasdaq National Market, which is recognized by the Israeli Ministry of Finance, and (2) we qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969, and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 20% tax, or 25% if the seller holds 10% or more of the “means of control” of our company, as such term is defined by the law. We believe that in 2005 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company. If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 20% unless an exemption or other lower tax rate applies in accordance with a tax treaty between Israel and the shareholder’s country of residence.

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

Stamp Duty

          Until December 31, 2005, stamp duty applied in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified, or not, therein. In June 2003, the Israeli statute imposing the stamp duty was amended in a manner believed by many to significantly expand the tax basis. Following this amendment, the Israeli Tax Authority has increased enforcement of this statute. To date, we have not received a demand for payment of stamp duty following this amendment. We currently do not believe that any stamp duty that may be imposed on us as a result of this amendment would materially adversely affect our financial condition. The Israeli legislator has cancelled the stamp duty for any documents or transactions, effective January 1, 2006.

United States Federal Income Taxation

          The following is a description of the material United States federal income tax consequences of the ownership of our ordinary shares. This description does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares. This description assumes that holders of our ordinary shares will hold the ordinary shares as capital assets. This summary does not address tax considerations applicable to holders who may be subject to special tax rules, including:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who received our ordinary shares as compensation for the performance of services;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of our shares;

•	certain former citizens or residents of the United States;

•	investors whose functional currency is not the United States dollar; or

•	holders who hold our ordinary shares as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for United States federal income tax purposes.

          Further, this description does not address any United States federal estate and gift or alternative minimum tax consequences, nor any state, local, or foreign tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

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

          Unless specifically noted below, the following description applies only to owners of our ordinary shares that are U.S. Holders, as defined below, for United States federal income tax purposes.

          For purposes of this description, a “U.S. Holder” is a beneficial owner of ordinary shares that, for United States federal income tax purposes, is:

•	citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•

a trust if such trust validly has elected to be treated as a United States person for United States federal income tax purposes or if a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

          A non-U.S. Holder is a beneficial owner of ordinary shares that is not a U.S. Holder.

          If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its consequences.

          Shareholders should consult their own tax advisors with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of our ordinary shares.

Distributions

          Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the entire amount of any distribution made to you with respect to ordinary shares, other than any distributions of our ordinary shares made to all our shareholders, will constitute dividends to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders may be taxed on the dividend distributions made in taxable years beginning on or before December 31, 2008 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. In addition, the dividends will be included in your gross income as ordinary income and will not be eligible for the dividends received deduction generally allowed to corporate United States holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits as determined under United Stated federal income tax principles, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles.

          If we pay a dividend or distribution in NIS, any such dividend or distribution will be included in your gross income in an amount equal to the U.S. dollar value of NIS on the date of receipt. You will have a tax basis for United States federal income tax purposes in the NIS received equal to that dollar value, and any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

          Dividends received by you with respect to your ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. You may generally elect to claim the Israeli income tax withheld from dividends and distributions you receive with respect to your ordinary shares as a foreign tax credit against your United States federal income tax liability, subject to a number of limitations. Among the limitations, the foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income tax payable with respect to each such class. Dividends we pay generally will be included in the “passive income” class for these purposes, or, in the case of certain financial services entity holders, “financial services income.” U.S. Holders should note, however, that the “financial services income” category will be eliminated for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income.”

          Subject to the discussion below under “Backup Withholding and Information Reporting,” if you are a non-U.S. Holder of our ordinary shares, you generally will not be subject to United States federal income or withholding tax on dividends you receive on your ordinary shares, unless the dividends are effectively connected with your conduct of a trade or business in the United States.

Sale or Exchange of Our Ordinary Shares

          Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you generally will recognize capital gain or loss for United States federal income tax purposes when you sell, exchange or otherwise dispose of our ordinary shares equal to the difference between your adjusted tax basis in the ordinary shares and the amount realized on their disposition. If you are a non-corporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for our ordinary shares exceeds one year (i.e., such gain is long-term capital gain). Any gain or loss recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

          Subject to the discussion below under “Backup Withholding and Information Reporting,” if you are a non-U.S. Holder of our ordinary shares, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of such ordinary shares unless (1) such gain is effectively connected with your conduct of a trade or business in the United States, or (2) in the case of gain realized by an individual non-United States holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

          A non-United States corporation will be classified as a “passive foreign investment company” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying applicable look-through rules, either (1) at least 75% of its gross income is “passive income,” or (2) at least 50% of the value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

          Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2005. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

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

Backup Withholding and Information Reporting

          United States backup withholding taxes and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting requirements will, and a backup withholding tax may, apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. Backup withholding is not an additional tax and may be claimed as a credit against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information. The backup withholding tax rate is 28% for years through 2010.

          In the case of such payments made within the United States, or by a U.S. payor or U.S. middleman, to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable United States Treasury Regulations and payments to a foreign simple trust, foreign grantor trust or foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

          The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership or disposition of our ordinary shares. Shareholders should consult their own tax advisors concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

          We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at 1580 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We develop and manufacture products primarily in Israel and sell the majority of the products in the United States, and to a lesser extent in other countries. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. In addition, the lower value of the U.S. dollar compared to the NIS increases the operating expenses reported in our financial statements. Our interest income is sensitive to changes in the general level of interest rates in the United States and Israel since the majority of our investments are in short-term instruments that are tied to the interest rates in these countries. Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure. Therefore, we believe that no quantitative tabular disclosures are required.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

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

          In connection with the preparation and audit of our 2004 financial statements, we discovered that a former employee of our U.S. subsidiary had misappropriated approximately $0.4 million during the period 2002 through 2004, with the bulk of the misappropriation taking place in 2004. See Part A “Operating Results” under Item 5 “Operating and Financial Review and Prospectus.” We undertook an investigation, which was completed in February 2005, with the assistance of independent legal counsel and forensic accountants. The investigators concluded that insufficient supervision and a lack of segregation of duties regarding cash and cash processing at our U.S. subsidiary may have facilitated the misappropriation. Between March and September 2005, we recovered an aggregate of $0.4 million from this former employee.

          We have taken a number of remedial actions to address the internal control deficiencies that contributed to the misappropriation. First, we have replaced the entire financial management team of our U.S. subsidiary. Second, we have instituted a whistleblower policy, in accordance with legal requirements that became applicable to us in July 2005, to enable employees to report anonymously and confidentially any accounting, financial and other events of which they believe management should be aware. Third, we implemented new signature rights policy requiring dual signatures on all company checks. Finally, we have instituted a policy of conducting background checks on employees engaged in financial, accounting and other specified positions.

          In June 2005, the financial management team of our U.S. subsidiary advised us that our U.S. subsidiary has not collected state sales tax on its sales since sales in the United States began in the fourth quarter of 2001. We believe the failure to collect and remit sales tax was a result of a good faith error that sales are exempt since most of the initial sales by our U.S. subsidiary were to non-profit hospitals, which are exempt from sales tax in most states. Following our discovery of the matter we contacted our customers in order to collect the required sales tax and remit it to the relevant states. In addition, we immediately took remedial measures to ensure that all invoices are issued with the applicable sales tax. We also included in our financial statements for the year ended December 31, 2005 a provision of $1.8 million, before tax effect, for possible uncollectible sales tax due from our customers related to all affected periods (2001 through the second quarter of 2005) plus interest and penalties. We believe this provision is adequate to cover any obligations we may have as a result of this matter.

          Other than as described above, during the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

          The board of directors has determined that Michael Grobstein is the financial expert serving on its audit committee and that Mr. Grobstein is independent as that term is defined under the Nasdaq National Marketing listing requirements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, KPMG, in each of our previous two fiscal years:

	2004	2005

	(in thousands)

Audit and audit-related fees	$249	$710
Tax fees	64	114
All other fees	146	92

Total	$459	$916

(1)	“Audit-related fees” includes fees related to our audit procedures and the audit procedures of all of our subsidiaries.

(2)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions.

(3)	“All other fees” includes fees related to advice on international transfer prices, compliance with Sarbanes-Oxley Act requirements and advice regarding U.S. sales tax.

          Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

          None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

PART III

ITEM 17. FINANCIAL STATEMENTS

          Not applicable.

ITEM 18. FINANCIAL STATEMENTS

          See pages F-2 to F-29.

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

4.9

Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.

4.10

Summary of Material Terms of Addendum, dated December 2002, to Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam and the Registrant, incorporated by reference to Exhibit 4.11 of the

Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Commission on April 10, 2003.

4.11

Development and Supply Agreement, dated April 8, 2002, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.12	Addendum to Development and Supply Agreement, dated July 2005, by and between Zarlink Semiconductor AB and the Registrant.†

4.13

Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.14

Amendment No. 1, dated June 2004, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.15

Amendment No. 2, dated October 4, 2004, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.16

Amendment No. 3, dated October 27, 2005, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant.

4.17

Amendment No. 4, dated November 14, 2005, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant.

4.18

Second Addendum, dated July 5, 2004, to the Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.

8.1	List of subsidiaries of the Registrant, incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.

9.1	Consent of KPMG Somekh Chaikin, independent registered public accountants.

11.1

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

†

Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIVEN IMAGING LTD.

By: /s/ Gavriel D. Meron

Name: Gavriel D. Meron
Title: President and Chief Executive Officer

By: /s/ Yuval Yanai

Name: Yuval Yanai
Title: Chief Financial Officer

Date: April 6, 2006

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

4.9

Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.

4.10

Summary of Material Terms of Addendum, dated December 2002, to Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Commission on April 10, 2003.

4.11

Development and Supply Agreement, dated April 8, 2002, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.12	Addendum to Development and Supply Agreement, dated July 2005, by and between Zarlink Semiconductor AB and the Registrant.†

4.13

Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.14

Amendment No. 1, dated June 2004, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.15

Amendment No. 2, dated October 4, 2004, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.16

Amendment No. 3, dated October 27, 2005, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant.

4.17

Amendment No. 4, dated November 14, 2005, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant.

4.18

Second Addendum, dated July 5, 2004, to the Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.

8.1	List of subsidiaries of the Registrant, incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.

9.1	Consent of KPMG Somekh Chaikin, independent registered public accountants.

11.1

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

†

Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

Given Imaging Ltd. and its Consolidated Subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of its operations and cash flows for each of the years in the three year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel - Aviv, Israel
February 7, 2006

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31

	Note	2004	2005

Assets

Current assets
Cash and cash equivalents	1D; 2	$80,861	$65,356
Accounts receivable:
Trade (net of provision for doubtful debts of $115 and $431 as of December 31, 2004 and 2005, respectively)	1E	12,261	18,325
Other	3	1,271	6,552
Inventories	1F; 4	13,794	16,172
Advances to suppliers		555	332
Deferred taxes	1P; 14C	737	1,219
Prepaid expenses		954	1,020

Total current assets		110,433	108,976

Assets held for employee severance payments	1G; 10	1,339	1,690

Marketable securities	1H; 5	—	21,664

Fixed assets, at cost, less accumulated depreciation	1I; 6	9,862	13,862

Other assets, at cost, less accumulated amortization	1J; 7	2,590	2,918

Total Assets		$124,224	$149,110

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31

	Note	2004	2005

Liabilities and shareholders’ equity

Current liabilities

Current installments of obligation under capital lease	8B	$11	$11
Accounts payable:
Trade		5,147	5,529
Other	9	8,678	13,886
Deferred income	1N; 8C	3,610	3,333

Total current liabilities		17,446	22,759

Long-term liabilities
Deferred income	8C	9,340	22,172
Obligation under capital lease	8B	48	34
Liability in respect of employee severance payments	10	1,596	2,040

Total long-term liabilities		10,984	24,246

Total liabilities		28,430	47,005

Commitments and contingencies	8

Minority interest		1,177	61

Shareholders’ equity
Share capital:	11
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of December 31, 2004 and 2005, 27,621,386 and 27,950,281 shares issued and fully paid as of December 31, 2004 and 2005, respectively)		323	327
Additional paid-in capital		147,878	148,955
Capital reserve		2,166	2,166
Unearned compensation		(3)	—
Accumulated deficit		(55,747)	(49,404)

Total shareholders’ equity		$94,617	102,044

Total liabilities and shareholders’ equity		$124,224	149,110

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,

	Note	2003	2004	2005

Revenues	1N; 12	$40,539	$65,020	$86,776
Cost of revenues		13,551	17,734	22,070

Gross profit		26,988	47,286	64,706

Operating expenses
Research and development, gross	1Q	(7,037)	(7,363)	(8,833)
Royalty bearing participation	1O	1,303	1,140	1,244

Research and development, net		(5,734)	(6,223)	(7,589)

Sales and marketing		(26,804)	(33,652)	(43,281)
General and administrative		(5,312)	(6,916)	(9,657)

Total operating expenses		(37,850)	(46,791)	(60,527)

Operating profit (loss)		(10,862)	495	4,179

Financing income, net	13	995	956	762

Profit (loss) before taxes on income		(9,867)	1,451	4,941

Taxes on income	1P, 14	—	690	286

Profit (loss) before minority share		(9,867)	2,141	5,227

Minority share in losses of subsidiary		258	747	1,116

Net profit (loss)		$(9,609)	$2,888	$6,343

Profit (loss) per share

Basic profit (loss) per Ordinary Share	1L	$(0.38)	$0.11	$0.23

Diluted profit (loss) per Ordinary Share		$(0.38)	$0.10	$0.21

Weighted average number of Ordinary Shares used to compute basic profit (loss) per Ordinary Share	1L	25,493,073	26,633,964	27,781,223

Weighted average number of Ordinary Shares used to compute diluted profit (loss) per Ordinary Share	1L	25,493,073	29,353,448	29,695,164

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands except share data)

			Additional
			Paid-In	Capital	Unearned	Accumulated
	Ordinary shares		Capital	Reserve	Compensation	Deficit	Total

	Shares	Amount

Balance as of December 31, 2002	25,373,513	$298	$100,262	$2,166	$(123)	$(49,026)	$53,577

Changes during the year 2003:
Exercise of stock options	275,675	3	722	—	—	—	725
Forfeiture of stock options	—	—	(78)	—	78	—	—
Acceleration of vesting	—	—	31	—	—	—	31
Non-employees’ stock options	—	—	59	—	—	—	59
Amortization of unearned compensation	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	(9,609)	(9,609)

Balance as of December 31, 2003	25,649,188	$301	$100,996	$2,166	$(30)	$(58,635)	$44,798

Changes during the year 2004:
Ordinary shares issued	1,500,000	17	44,250	—	—	—	44,267
Exercise of stock options	472,198	5	2,581	—	—	—	2,586
Forfeiture of stock options	—	—	(11)	—	3	—	(8)
Non-employees’ stock options	—	—	62	—	—	—	62
Amortization of unearned compensation	—	—	—	—	24	—	24
Net profit	—	—	—	—	—	2,888	2,888

Balance as of December 31, 2004	27,621,386	$323	$147,878	$2,166	$(3)	$(55,747)	$94,617

Changes during the year 2005:
Exercise of stock options	328,895	4	1,077	—	—	—	1,081
Amortization of unearned compensation	—	—	—	—	3	—	3
Net profit	—	—	—	—	—	6,343	6,343

Balance as of December 31, 2005	27,950,281	$327	$148,955	$2,166	$—	$(49,404)	$102,044

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:
Net profit (loss)	$(9,609)	$2,888	$6,343

Adjustments required to reconcile net profit (loss) to net cash provided by (used in) operating activities:

Minority share in losses of subsidiary	(258)	(747)	(1,116)
Depreciation and amortization	3,030	3,147	3,596
Deferred taxes	—	(737)	(482)
Employees’ stock option compensation	46	16	3
Non-employees’ stock option compensation	59	62	—
Other	9	48	98
Increase in accounts receivable – trade	(80)	(5,316)	(6,064)
Decrease (increase) in other accounts receivable	1,018	(804)	(4,993)
Decrease (increase) in prepaid expenses	(80)	360	(66)
Decrease (increase) in advances to suppliers	(23)	(508)	223
Decrease (increase) in inventories	1,860	(5,648)	(2,378)
Increase (decrease) in accounts payable	(4,708)	7,107	5,769
Increase in deferred income	223	12,000	12,555
Decrease in payable to related parties	(35)	—	—

Net cash provided by (used in) operating activities	$(8,548)	$11,868	$13,488

Cash flows from investing activities:
Purchase of fixed assets and other assets	$(2,550)	$(3,245)	$(7,948)
Proceeds from sales of fixed assets	60	57	—
Deposits, net	(157)	(42)	(16)
Acquisition of marketable securities	—	—	(21,919)

Net cash used in investing activities	$(2,647)	$(3,230)	$(29,883)

Cash flows from financing activities:
Principal payments on capital lease obligation	$(72)	$(37)	$(12)
Proceeds from the issuance of Ordinary Shares	725	46,853	1,081

Net cash provided by financing activities	$653	$46,816	$1,069

Effect of exchange rate changes on cash	$117	$40	$(179)

Increase (decrease) in cash and cash equivalents	$(10,425)	$55,494	$(15,505)
Cash and cash equivalents at beginning of year	35,792	25,367	80,861

Cash and cash equivalents at end of year	$25,367	$80,861	$65,356

Supplementary cash flow information

	Year ended December 31,

	2003	2004	2005

Interest paid	$3	$—	$—
Income taxes paid	$68	$107	$163

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

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

After receiving marketing clearance from the U.S. Food and Drug Administration (“FDA”) in August of 2001, the Company commenced the marketing of the Given System with its first video capsule, the PillCam Small Bowel Capsule, or PillCam SB, for detection of disorders of the small bowel. In November 2004, following receipt of FDA marketing clearance, the Company began marketing and sales of its second video capsule, PillCam ESO, for detection of disorders in the esophagus. The Company markets the PillCam ESO capsule through a strategic marketing alliance with Inscope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company (see Note 8C). As of December 31, 2005, the Company had an installed base of more than 2,860 Given Systems and had sold approximately 307,000 PillCam SB capsules in over 50 countries worldwide.

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

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in the USA, Germany, France, the Netherlands and Australia and its 51% owned subsidiary in Japan. The accounts of its subsidiaries are consolidated from the date of their inception. All intercompany balances and transactions have been eliminated in consolidation.

All the subsidiaries were established for the purpose of marketing and selling the Given System.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

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

The provision for doubtful debts is calculated on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful and a general provision based on the Company’s experience. In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risk, in reliance on available information with respect to the debtor’s financial position and an evaluation of the collateral received.

The change in the provision during the year:

	Year ended December 31,

	2004	2005

Opening balance	$115	$115
Additions during the year	—	316

Closing balance	$115	$431

F.	Inventories

Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials and finished goods, and on the basis of actual manufacturing costs for work in progress.

G.	Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

H.	Marketable securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities (“Statement 115”). Marketable securities consist of U.S. Government Bonds which the Company classified, under the guidance of Statement 115, “held-to-maturity”.

Held-to-maturity debt securities are securities in which the Company has the ability and intent to hold the security until maturity.

Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.

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

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

J.	Other assets (cont’d)

3.

Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s web site that are capitalized and amortized over their estimated useful lives, which are generally three years.

K.	Stock compensation plans

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

The Company has elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors and provide the pro forma disclosure provisions of Statement 123, as amended by Statement 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of Statement No. 123”.

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

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

K.	Stock compensation plans (cont’d)

Non-Employees

The Company applies the fair value-based method of accounting set forth in Statement 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” to account for stock based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested.

The following table shows the effect on net profit (loss) and profit (loss) per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

		Year ended December 31,

		2003	2004	2005

Net profit (loss) as reported		$(9,609)	$2,888	$6,343
-	Compensation expenses according to APB 25 included in reported net profit (loss)	46	16	3
-	Compensation expenses according to Statement 123	(7,012)	(13,432)	(10,327)

Pro forma net loss		$(16,575)	$(10,528)	$(3,981)

Basic profit (loss) per Ordinary Share:
As reported		$(0.38)	$0.11	$0.23

Pro forma		$(0.65)	$(0.39)	$(0.14)

Diluted profit (loss) per ordinary share:
As reported		$(0.38)	$0.10	$0.21

Pro forma		$(0.65)	$(0.39)	$(0.14)

Number of options excluded from diluted earning per share calculation because of anti-dilutive effect		3,881,396	165,500	2,448,114

L.	Profit (loss) per Ordinary Share

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

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

L.	Profit (loss) per Ordinary Share (cont’d)

The following table summarizes information related to the computation of basic and diluted profit (loss) per Ordinary Share for the years indicated.

	Year ended December 31,

	2003	2004	2005

Net profit (loss) attributable to Ordinary Shares	$(9,609)	$2,888	$6,343

Weighted average number of Ordinary Shares outstanding used in basic profit (loss) per Ordinary Share calculation	25,493,073	26,633,964	27,781,223

Add assumed exercise of outstanding dilutive potential Ordinary Shares	—	2,719,484	1,913,941

Weighted average number of Ordinary Shares outstanding used in diluted profit (loss) per Ordinary Share calculation	25,493,073	29,353,448	29,695,164

Basic profit (loss) per Ordinary Share	$(0.38)	$0.11	$0.23

Diluted profit (loss) per Ordinary Share	$(0.38)	$0.10	$0.21

M.	Use of estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

N.	Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

For sales contracts which include a Post Contract Customer Support (“PCS”) component, revenues from PCS are deferred and recognized ratably over the term of the support period, which is generally one year.

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

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

P.	Taxes on income

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

The Company examined the recently issued accounting standards Statement No. 151, Statement No. 152, Statement No. 153, Statement No. 154 and EITF 03-1 and believes that the adoption of these standards will not have a significant impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. Statement 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of Statement 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under Statement 123. The second adoption method is a modified retrospective transition method whereby a company would

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

S.	Recent accounting pronouncements (cont’d)

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

Statement 123R does not change the accounting guidance for share-based payment transaction with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

Statement 123R is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, the company is required to adopt Statement 123R on January 1, 2006. The Company currently expects to adopt Statement 123R in the quarter ending March 31, 2006, using the modified prospective method. Based upon its projection of unvested stock options at the implementation date, the adoption of Statement 123R will result in the recognition of $5.7 million additional compensation expense in 2006. Future compensation expenses will also be impacted by various factors, including the number of options granted and their related fair value at the date of grant.

Note 2 - Cash and Cash Equivalents

	Interest rate as of December 31	December 31

	2005	2004	2005

	%

Denominated in U.S. dollars	4.2 - 4.27	$72,650	$57,912
Denominated in New Israeli Shekels	4.23 - 4.28	2,538	2,855
Denominated in Euro	2.12	2,508	3,396
Denominated in Australian dollars		648	732
Denominated in Japanese Yen		2,517	461

		$80,861	$65,356

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 3 - Accounts Receivable - Other

	December 31

	2004	2005

Government institutions	$1,204	$921
InScope (Note 8C)	—	5,000
Current maturities of marketable securities	—	288
Other	67	343

	$1,271	$6,552

Note 4 - Inventories

	December 31

	2004	2005

Raw materials and components	$5,058	$7,399
Work in progress	3,891	3,251
Finished goods	4,845	5,522

	$13,794	$16,172

Note 5 - Marketable Securities

As of December 31, 2005, marketable securities consist of U.S. Government Bonds which the Company classified as “held-to-maturity” (hereinafter – the Bonds).

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of the Bonds by major interest type were as follows:

	December 31, 2005

	Amortized cost	Gross unrealized holding losses	Fair value

3.375% - 4.3%	$17,697	$(198)	$17,499
5.9% - 6%	4,255	(86)	4,169

	$21,952	$(284)	$21,668

          Maturities of the Bonds were as follows at December 31, 2005

	Amortized cost	Fair value

	2005	2005

Current maturities	$288	$284
Due after one year through five years	21,664	21,384

	$21,952	$21,668

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 6 - Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31

	2004	2005

Computers and software	$3,988	$4,942
Instruments and laboratory equipment	587	682
Leasehold improvements	1,554	3,847
Motor vehicles	55	55
Machinery and equipment	10,167	12,702
Communication equipment	375	388
Office furniture and equipment	927	1,273

Fixed assets	17,653	23,889

Accumulated depreciation	(7,791)	(10,027)

Fixed assets less accumulated depreciation	$9,862	$13,862

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 are $2,475, $2,561 and $2,936, respectively.

Note 7 - Other Assets, at Cost, Less Accumulated Amortization

	December 31

	2004	2005

Software development costs	$647	$647
Patents and trademarks	2,485	3,425
Web site application and infrastructure	823	895
Deposits	425	401

Other assets	4,380	5,368

Accumulated amortization	(1,790)	(2,450)

Other assets, net	$2,590	$2,918

Amortization expense for the years ended December 31, 2003, 2004 and 2005 are $555, $586 and $660, respectively.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 - Commitments and Contingencies

A.	Office of the Chief Scientist Grants

The Company’s research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). In return for the OCS’s participation, the Company is committed to pay royalties to the Israeli Government at the rate of 3% for each of the first three years and, from the fourth year onwards, at the rate of 3.5% of the sales of its product, up to 100% of the amount of the grants received. The grants are deducted from research and development expenses. The Company is entitled to the grants only upon incurring research and development expenditures. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval. Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. The Company received from the OCS office a total cumulative amount of $4,884 of which it already repaid $2,102. The total outstanding obligation for royalties, based on royalty-bearing government participation totaled approximately $2,782 as of December 31, 2005. Royalties payable to the OCS are classified in cost of revenues.

B.	Leases

Operating leases

The Company and its subsidiaries currently lease office space and manufacturing space for periods of up to 15 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research & development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1.2 million a year in rent and management fee. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided a bank guaranty in the amount of approximately $700 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $154 to guarantee their performance under the terms of the lease agreements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 - Commitments and Contingencies (cont’d)

B.	Leases (cont’d)

Future minimum capital lease payments and future minimum operating lease payments are:

	December 31, 2005

	Capital lease	Operating leases

2006	$11	$2,353
2007	12	2,271
2008	18	1,907
2009	—	1,582
2010 and thereafter	—	7,155

	$41	$15,268

Office and manufacturing rental expense under the lease agreements for the years ended December 31, 2003, 2004 and 2005 are $1,140, $1,999 and $2,353 respectively.

C.	Agreement with Ethicon Endo-Surgery

On May 10, 2004, the Company entered into an exclusive sales representation, co-promotion and cooperation agreement with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. InScope has exclusive rights to market the Company’s PillCam ESO capsule for visualization of the esophagus in the United States. Under the terms of the agreement, Inscope is committed to pay the Company up to $50 million, pending achievement of specified milestones by both parties. Out of this amount, the Company received, as of December 31, 2005, milestone payments of $20 million and an additional amount of $5 million for the achievement of a milestone is scheduled to be paid by April 1, 2006 (recorded in receivables). The Company pays InScope a commission of 50% on sales of PillCam ESO capsules and a 10% commission on sales of other parts of the Given System, such as workstations and portable data recorders. Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year co-exclusive transition period with the Company. InScope began marketing PillCam ESO in the United States in November 2004 following FDA clearance for the PillCam ESO capsule.

All milestone payments are being deferred and systematically recognized by the Company as a reduction of commission expense over the 15 years term of the agreement.

Milestone payments are included in deferred income in the Consolidated Balance Sheets.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 - Commitments and Contingencies (cont’d)

D.	Agreement with a Canadian supplier

The Company entered into an agreement with a Canadian company (hereinafter – the supplier) that supplies the transmitter that is integrated into the PillCam capsules. The supplier began supplying the transmitter to the Company in the fourth quarter of 2004, replacing its previous supplier. Under the agreement, the Company has agreed to purchase a minimum quantity of transmitters during the first 36 months following the development and testing phase, and if it fails to do so it must make certain payments to the supplier in respect of the shortfall. After this initial 36-month period, the supplier may terminate the agreement on six months notice if the Company does not order a minimum quantity of transmitters in each subsequent 12-month period, subject to the right of the Company to submit a final purchase order. The agreement also includes non-compete provisions prohibiting the supplier from selling the transmitters to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the transmitter to any potential competitors in the Company’s market. The initial term of the agreement expires in April 2007, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

In July 2005, the Company agreed with the supplier that it will develop and manufacture an enhanced version of the transmitter based on specifications that the Company provides, which it expects will replace the existing transmitter in 2007. The minimum purchase requirements will not apply to this enhanced transmitter. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

E.	Patent reexamination

On December 30, 2003, a Japanese corporation filed a request for ex parte reexamination of some claims in one of the Company’s U.S. patents in the United States Patent and Trademark Office (USPTO). The USPTO issued an office action in the reexamination, to which the Company responded on August 17, 2005. In its reply, the Company defended the validity of the claims.

The Company is not accused of infringing a third party’s patent and its ability to sell its products is not contested.

F.	Provision for Sales Tax

The financial statements contain a provision of $1.8 million, before tax effect, for potential uncollectible sales tax, interest and penalties resulting from the failure of the Company’s U.S. subsidiary to appropriately collect and remit sales tax on sales in the U.S. since the fourth quarter of 2001. Under most state laws and the terms of its customer agreements, the Company has a right to collect the tax from its customers. This provision represents the Company’s estimation regarding the amounts it may not be able to collect from its customers and remit to the different jurisdictions, and any interest and penalties the Company may have to pay these jurisdictions for failure to timely remit the sales tax.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 9 - Accounts Payable - Other

	December 31

	2004	2005

Government institutions	$861	$3,693
Liabilities regarding employees	3,795	4,700
Advances from customers	35	39
Warranty	39	71
Royalties to the OCS	246	306
Commissions	1,923	2,161
Accrued expenses	1,779	2,916

	$8,678	$13,886

Note 10 - Liability in Respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company’s liability for severance payment is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The provision for employee severance payment included in the balance sheet represents the total liability for such severance payment, while the assets held for severance benefits included in the balance sheet represents the Company’s contributions to severance pay funds and to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute a percentage of their salary in any one year, subject to a regulatory limit. The Company makes matching contributions of up to 3% of an employee’s salary. Employees are immediately vested in the Company’s contributions.

Expenses recorded in respect of provision for employee severance payments for the years ended December 31, 2003, 2004 and 2005 are $489, $525 and $664, respectively.

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
(In thousands except share and per share data)

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

As of December 31, 2005, 4,502,695 Ordinary Shares of the Company, of a par value of NIS 0.05 each, are reserved for the exercise of options under the Plan.

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

Compensation expense related to options issued has been calculated based on the difference between the market price of the underlying shares and the option’s exercise price. Prior to the IPO date (October 4, 2001), the market price of the underlying shares was estimated on the basis of the price that was paid by various third parties, as well as increases in value attributable to the achievement of milestones in the Company’s business plan. The share price paid by third parties has been adjusted upwards between the dates of the various private offerings. Following the IPO date, the market price represents the underlying listing price on the Nasdaq National Market.

The Company applies APB Opinion No. 25 in respect of options granted to employees and directors, and recorded compensation expense of $46, $16 and $3 in the years ended December 31, 2003, 2004 and 2005, respectively, according to the intrinsic value of the above options.

The Company applies Statement 123 in respect of options granted to consultants and recorded compensation expense of $59, $62 and $0 in the years ended December 31, 2003, 2004 and 2005, respectively, related to the above options according to the Black-Scholes model.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

The following table illustrates the effect on net profit (loss) and profit (loss) per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

	Year ended December 31,

	2003	2004	2005

Net profit (loss) as reported	$(9,609)	$2,888	$6,343
- Compensation expenses according to APB 25 included in the reported net loss	46	16	3
- Compensation expenses according to Statement 123	(7,012)	(13,432)	(10,327)

Pro forma net loss	$(16,575)	$(10,528)	$(3,981)

Basic profit (loss) per Ordinary Share
As reported	$(0.38)	$0.11	$0.23

Pro forma	$(0.65)	$(0.39)	$(0.14)

Diluted profit (loss) per Ordinary Share
As reported	$(0.38)	$0.10	$0.21

Pro forma	$(0.65)	$(0.39)	$(0.14)

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk-free average interest rate as follows:

Year ended December 31,	%

2003	1.5
2004	1.0-2.5
2005	3.0-4.3

3.	Estimated expected lives of seven years as of the date of grant in regard to options granted until the end of 2003. Options granted in 2004 and 2005 have estimated expected lives of five years.

4.

Expected average volatility of 81%, 74% and 62%, for the years ended December 31, 2003, 2004 and 2005, respectively, which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares on the NASDAQ National Market.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

The following table summarizes information relating to stock options for Ordinary Shares outstanding as of the years indicated:

		Options outstanding	Options exercisable

Exercise price	Number outstanding at December 31, 2005	Weighted average remaining contractual life (in years)	Number exercisable at December 31, 2005

NIS 0.05	159,578	2.50	159,578
$1 - $10	1,250,600	5.83	1,166,225
$10.01-$20	1,527,450	6.86	1,159,075
$20.01-$30	453,275	9.29	94,575
$30.01-$40	642,257	8.83	273,807

	4,033,160		2,853,260

The option allotments are as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value

Balance at January 1, 2003	2,977,463
Granted	1,331,500	13.78	9.89
Forfeited	(151,892)	9.08	8.92
Exercised	(275,675)	2.63	3.34

Balance at December 31, 2003	3,881,396
Granted	1,011,340	34.09	23.31
Forfeited	(119,000)	14.84	10.36
Exercised	(472,198)	5.44	4.11

Balance at December 31, 2004	4,301,538
Granted	266,000	25.06	13.93
Forfeited	(205,483)	26.96	16.78
Exercised	(328,895)	3.29	2.78

Balance at December 31, 2005	4,033,160

The following summarizes the departmental allocation of the stock-based compensation charge for both employees and non-employee stock option grants:

	Year ended December 31,

	2003	2004	2005

Research and development costs	$(18)	$63	$—
Selling and marketing expenses	94	1	—
General and administrative expenses	29	14	3

	$105	$78	$3

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 12 - Revenues

A.	Revenues by activities

	Year ended December 31,

	2003	2004	2005

Workstations and recorders	$15,879	$18,669	$16,145
PillCam SB capsule	22,865	41,622	62,528
PillCam ESO capsule	—	1,829	4,384
Patency capsules and scanners	15	188	174
Service	1,780	2,712	3,545

	$40,539	$65,020	$86,776

B.	Revenues by geographic areas

	Year ended December 31,

	2003	2004	2005

United States	$26,162	$46,694	$63,896
Europe	11,838	13,447	16,765
Rest of the world	2,539	4,879	6,115

	$40,539	$65,020	$86,776

Note 13 - Financial Income, net

	Year ended December 31,

	2003	2004	2005

Currency gains (losses)	$840	$444	$(837)
Interest income	272	685	1,963
Income from marketable securities	—	—	422
Other	(117)	(173)	(786)

	$995	$956	$762

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 - Taxes on Income

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

The income derived from an approved enterprise will be exempt from tax for a ten year period, commencing on the date that taxable income is first generated by the approved enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received (2014, for the first program)). As of December 31, 2005, the benefit term had not commenced.

Dividend distributions originating from the income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the approved enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% - 25% depending on the percentage of foreign investment holding in the Company as defined by the Law.

If the Company derives income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (4) below).

On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law - 1959 (hereinafter - “the reform”), which allows companies that meet the criteria of the alternative tax benefits track, to receive these benefits, subject to certain conditions, without prior approval and with no requirement to file reports with the Investment Center. Audits will take place via the Income Tax Authorities as part of the tax audits.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 - Taxes on Income (cont’d)

A.	Company (cont’d)

The reform does not retroactively apply for investment programs having an approved enterprise approval certificate from the Investment Center issued up to December 31, 2004 and should not impact an existing approved enterprise, which received written approval. The reform shall apply for a new Approved Enterprise and for an approved enterprise expansion for which the first year of benefits may be as early as 2004.

(2)

The Company has net operating loss carryforwards in Israel of approximately $14 million as of December 31, 2005. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.

(3)	The Israeli Company is exempt from tax for a ten-year period. Therefore, the Israeli Company has not recorded deferred tax assets and liabilities.

(4)	On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005 (hereinafter - the Amendment).

The Amendment provides for a gradual reduction in corporate tax rates in the following manner: in 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

This change has no effect on the financial statements of the Company.

B.	Subsidiaries

Because of operating losses, the Company’s subsidiaries incurred no income tax expense for the period from inception through December 31, 2005. At December 31, 2005, the subsidiaries had local, federal and state net operating loss carryforwards of approximately $22 million.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 - Taxes on Income (cont’d)

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The tax effects of significant items comprising the Company’s deferred taxes are:

	December 31

	2004	2005

Net operating tax assets regarding carryforward losses of subsidiaries	$8,349	$9,960
Other timing differences	5,484	1,576

Deferred tax asset	13,833	11,536
Valuation allowance	(13,096)	(10,317)

	$737	$1,219

The net change in the total valuation allowance for the year ended December 31, 2005 was $2,779.

D.	Reconciliation of the statutory tax expense (benefit) to actual taxes on income

	Year ended December 31,

	2003	2004	2005

Profit (loss) before taxes on income as reported in the consolidated statements of operations	$(9,867)	$2,141	$5,227

Tax rate	0%	0%	0%

Statutory income tax on the above amount	—	—	—

Tax benefits in subsidiaries	—	(690)	(286)

Taxes on income	$—	$(690)	$(286)

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 15 - Related Parties Transactions and Balances

Agreement with Rafael

On January 29, 1998, the Company entered into a technology purchase and license agreement (the “Technology Purchase Agreement”) with Rafael Armament Development Authority (“Rafael”) which is a division of the Israeli Ministry of Defense.

Rafael is a related party because it beneficially owns approximately 49% of the outstanding shares of RDC Rafael Development Corporation, and they both hold approximately 10% of the Company’s shares.

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

Note 16 - Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate fair value.