Form 20-F
period 2006-12-31
GIVEN IMAGING LTD
filed 2007-05-16
CIK 1126140

As filed with the Securities Exchange Commission on May 16, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006:

28,641,291Ordinary Shares, par value NIS 0.05 per share

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

Yes ☐  No ☒

GIVEN, GIVEN & Design, PILLCAM, PILLCAM & Logo, PILLCAM IMAGING CAPSULE & Design, AGILE, RAPID, RAPID ACCESS, ORDERWIN, ORDER WHEN I NEED, FINGERS HOLDING A CAPSULE & Logo, FINGERS HOLDING PILLCAM CAPSULE & Logo, ICCE, ICCE Logos, and International Conference on Capsule Endoscopy are Trademarks and/or Registered Trademarks of Given Imaging Ltd. its subsidiaries and/or affiliates in the United States and/or other countries. All other company or product names are the trademarks or registered trademarks of their respective holders. All rights not expressly granted are reserved.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

             Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

             Not Applicable.

ITEM 3. KEY INFORMATION

          The selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004, have been derived from our audited consolidated financial statements not included in this Form 20-F, which have been prepared in accordance with generally accepted accounting principles in the United States of America. You should read the selected consolidated financial information set forth below in conjunction with our consolidated financial statements and the related notes as well as Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

	Year ended December 31,

	2002	2003	2004	2005	2006(1)

	(in thousands, except share and per share data)
Statements of Operations Data:
Revenues	$28,904	$40,539	$65,020	$86,776	$95,029
Cost of revenues	11,907	13,551	17,734	22,070	24,154

Gross profit	16,997	26,988	47,286	64,706	70,875
Operating expenses:
Research and development, gross	(8,609)	(7,037)	(7,363)	(8,833)	(12,678)
Royalty-bearing participation	—	1,303	1,140	1,244	1,867

Research and development, net	(8,609)	(5,734)	(6,223)	(7,589)	(10,811)
Sales and marketing	(22,681)	(26,804)	(33,652)	(43,281)	(50,732)
General and administrative	(4,749)	(5,312)	(6,916)	(9,657)	(16,027)

Total operating expenses	(36,039)	(37,850)	(46,791)	(60,527)	(77,570)

Operating profit (loss)	(19,042)	(10,862)	495	4,179	(6,695)

Financing income, net	1,469	995	956	762	3,980
Other expenses, net	(711)	—	—	—	—
Profit (loss) before taxes on income	(18,284)	(9,867)	1,451	4,941	(2,715)
Taxes on income	—	—	690	286	(127)
Profit (loss) before minority share	(18,284)	(9,867)	2,141	5,227	(2,842)
Minority share in losses (profits) of subsidiary	(26)	258	747	1,116	1,334

Net profit (loss)	$(18,310)	$(9,609)	$2,888	$6,343	$(1,508)

Basic profit (loss) per ordinary share (2)	$(0.73)	$(0.38)	$0.11	$0.23	$(0.05)

Diluted profit (loss) per ordinary share (2)	$(0.73)	$(0.38)	$0.10	$0.21	$(0.05)

Weighted average number of ordinary shares used in computing basic profit (loss) per ordinary share (2)	25,182,563	25,493,073	26,633,964	27,781,223	28,053,849

Weighted average number of ordinary shares used in computing diluted profit (loss) per ordinary share (2)	25,182,563	25,493,073	29,353,448	29,695,164	28,053,849

	As of December 31,

	2002	2003	2004	2005	2006

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$35,792	$25,367	$80,861	$65,356	$44,510
Working capital	43,972	34,970	92,987	86,217	79,015
Marketable securities	—	—	—	21,664	34,769
Total assets	68,728	55,569	124,224	149,110	158,177
Long-term liabilities, net of current portion	882	1,192	10,984	24,246	22,838
Total liabilities	12,969	8,847	28,430	47,005	46,892
Accumulated deficit	(49,026)	(58,635)	(55,747)	(49,404)	(50,912)
Total shareholders’ equity	53,577	44,798	94,617	102,044	107,786

(1)

Effective January 1, 2006, we have adopted FAS 123R, which requires us to recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees, over their respective vesting period. Accordingly, our operating expenses in 2006 also include a total of $5.2 million of additional compensation expense allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. For more information on the adoption of FAS 123R, see note 1K to our consolidated financial statements.

(2)	See Notes 1L and 11 of the notes to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

          This Annual Report on Form 20-F contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	the adequacy of our cash balances and cash flow from operations to support our operations or future growth, in general or for specified periods of time;

•	statements as to the potential or expected expansion in acceptance of our current and future products by the medical community, particularly gastroenterologists;

•	statements as to expected increases in sales, operating results and certain expenses, including research and development and sales and marketing expenses;

•	statements as to anticipated reimbursement from U.S. and non-U.S. healthcare payers for our products;

•	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

•

expectations as to the market opportunities for the Given System and other products, including capsule endoscopes, for visualizing other sections of the gastrointestinal tract, such as the esophagus, stomach and the colon, as well as our ability to take advantage of those opportunities;

•	expectations as to the timing, results and content of future clinical studies and publications;

•	statements as to the expected outcome of legal and patent proceedings in which we are involved;

•	statements as to the expectation for the content of future publications regarding our products;

•	expectations as to the receipt and timing of regulatory clearances and approvals, and the anticipated timing of sales of the Given System in new markets or for new indications;

•	estimates of the impact of changes in currency exchange rates on our operating results;

•	expectations as to the adequacy of our inventory of critical components and finished products;

•	expectations as to the adequacy of our manufacturing facilities; and

•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new tax and corporate legislation may have on our operations.

          In addition, forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) changes in regulatory environment, (2) our success in implementing our sales, marketing and manufacturing plans, (3) protection and validity of patents and other intellectual property rights, (4) the impact of currency exchange rates, (5) the effect of competition by other companies, (6) the outcome of future litigation, (7) the reimbursement policies for our product from healthcare payers, (8) quarterly variations in operating results, (9) the possibility of armed conflict or civil or military unrest in Israel, and (10) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors”, “Cautionary Language Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in this Annual Report on Form 20-F for the year ended December 31, 2006. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Except for the Company’s ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

RISK FACTORS

If we are unable to manufacture, market or sell the PillCam SB capsules, we may not be able to maintain our current annual growth rate.

          A substantial portion of our revenues and our annual revenue growth to date has resulted from sales of the PillCam SB capsule. We expect that a substantial majority of our revenues for the foreseeable future will come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $41.6 million, or 64% of our revenues, in 2004, $62.5 million, or 72%, in 2005 and $76.4 million, or 80%, in 2006. If we are unable to manufacture, market or sell the PillCam SB for any reason, including, for example, product recall, natural disaster, war in Israel or as a result of a legal action against us, our revenues may decline significantly.

If we fail to increase PillCam SB capsule reorders by gastroenterologists, we may not be able to achieve the growth rate we expect.

          Since sales of our PillCam SB capsule accounts for a substantial majority of our revenues, the level of reorders of our PillCam SB capsule by our customers is an important factor in growing our revenues. We are seeking to increase the level of reorders by a number of methods, including increased selling and marketing activities, more frequent contact with our customers, attaining reimbursement coverage for broader indications and as a primary diagnostic tool, generating supporting clinical evidence and educating physicians regarding the clinical benefits of the PillCam capsule, increasing operating efficiencies of our system to the benefit of physicians and collaborating with strategic industry participants. Increasing the level of reorders by our customers is also important to attracting new customers to purchase and use the Given System. If we are unable to increase the level of reorders of our PillCam SB capsule, we may not be able to achieve the revenues necessary to maintain our growth.

Our future growth depends in part on our ability to market the Given System and the PillCam SB capsule as a primary diagnostic tool for a variety of disorders of the small intestine.

          The Given System and the PillCam SB capsule have been cleared for marketing by the FDA for the detection of disorders of the small intestine. To date, sales of the Given System and of PillCam SB capsules have accounted for the significant majority of our revenues. Our ability to market and sell our line of PillCam capsules is highly dependent on the availability and adequacy of third party reimbursement for the procedures performed with the Given System. Most reimbursement policies today cover the small bowel capsule endoscopy procedure only after a previous procedure, such as endoscopy or radiology has been performed. Our ability to expand the use of the PillCam SB capsule for indications beyond obscure gastrointestinal bleeding, or OGIB, depends substantially on our ability to convince third party payers to provide reimbursement coverage for the PillCam SB capsule as a primary diagnostic tool for additional indications, such as suspected Crohn’s disease, without the requirement to perform a preceding procedure, such as endoscopy or radiology. If we are unable to obtain such reimbursement coverage, sales of the PillCam SB capsule may not increase as we expect.

If the number of Given Systems we sell declines, we may not be able to achieve broader market penetration or may choose to place systems in the market at a discounted price, and our revenues and gross margins may be negatively affected.

          Our principal product is the Given System, consisting of a line of PillCam capsules and the related data recorder and computer workstation. As of December 31, 2006, we had an installed base of nearly 3,500 systems worldwide. Growth in our installed base of Given Systems has contributed to our revenue growth. Our success in making or increasing sales of the Given System depends on a number of factors. First, we must demonstrate that the Given System is clinically-effective and cost-effective in diagnosing a range of disorders of the gastrointestinal tract, and we must inform and educate both physicians and the third-party payers responsible for providing reimbursement coverage about the clinical and economic benefits of using the Given System. Second, we must broaden the indications for which the use of the Given System is reimbursed, expand the number of people with such reimbursement coverage and educate healthcare providers as to the clinical and economic benefits of using the Given System for such broader indications so that they are encouraged to adopt the Given System. Third, we must continue to improve operational efficiencies of the Given System and demonstrate and convince gastroenterologists that the Given System fits within their normal practice routines. If the number of Given Systems we sell declines, we may not be able to achieve broader market penetration or may choose to place systems in the market at a discounted price, in which case our revenues and gross margins will be negatively affected.

If we are unable to expand reimbursement coverage from third-party healthcare payers for procedures using the Given System, or if reimbursement is insufficient to create an economic benefit for purchasing or using the Given System when compared to alternative procedures, demand for the Given System and PillCam capsules may not grow at the rate we expect.

          Demand for the Given System depends significantly on the eligibility of the procedures performed using the Given System for reimbursement through government-sponsored healthcare payment systems and private third-party payers. Reimbursement practices vary significantly from country to country and within some countries, by region, and we must obtain reimbursement approvals on a country-by-country and region-by-region basis. In general, the process of obtaining reimbursement coverage approvals has been slower outside of the United States. Historically, we have experienced higher sales in territories in which we have received reimbursement for capsule endoscopy using the Given System and in territories in which health authorities and regulators approved the marketing or use of capsule endoscopy. We may not be able to obtain further approvals in a timely manner or at all and existing reimbursement coverage policies may be revised from time to time outside of our control by third-party payers. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payers for procedures using the Given System, or if reimbursement is, or is perceived by our customers to be, insufficient to create an economic incentive for purchasing or using our product or does not adequately compensate physicians and health care providers compared to the other procedures they offer, demand for the Given System and the PillCam capsules may not grow at the rate we expect.

Growth in sales of our PillCam ESO capsule depends in part on the success of Ethicon Endo-Surgery in marketing this capsule in the United States.

          InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company, has exclusive rights to market our PillCam ESO capsule in the United States. Consequently, our future growth depends in part on the success of InScope in doing so. The results of our cooperation with InScope since signing the agreement have not met our expectations and we and

InScope have taken a number of actions in an effort to improve sales of the PillCam ESO capsule, including the transfer to us of InScope’s initial responsibility to obtain a dedicated CPT code for the esophageal capsule endoscopy procedure and shifting the initial focus of the InScope personnel from selling activities to market development activities. Sales of the PillCam ESO capsule in 2006 were insignificant and may continue to be lower than we expect if InScope is not successful in marketing the PillCam ESO capsule. This may negatively impact our revenue growth.

Growth in sales of our PillCam ESO capsule also depends in part on the availability and adequacy of third-party reimbursement for the esophageal capsule endoscopy procedure.

          Our ability to market and sell our PillCam ESO capsule is highly dependent on the availability and adequacy of third party reimbursement for the procedures performed with this capsule. As of January 31, 2007, approximately 6.6 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices, a condition prevalent in cirrhotic patients. Reimbursement coverage for the use of PillCam ESO in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices, is not expected before additional clinical data supporting such use is available. Our ability to expand the use of the PillCam ESO capsule depends substantially on our ability to convince additional third party payers to provide reimbursement coverage for this capsule for the varices indication, the adequacy of such coverage and our ability to generate and present clinical data supporting reimbursement for the varices and GERD indications. If we are unable to obtain such reimbursement coverage, sales of the PillCam ESO capsule may not grow as we expect or at all.

If we are unable to market and sell our PillCam COLON capsule we may miss a significant market opportunity and may not grow as we expect.

          In late 2006, we completed the development of our new PillCam COLON capsule for visualization of the colon and received the CE mark that permits us to market and sell this capsule in Europe. We have also submitted this capsule for FDA clearance in the United States. We intend to market and sell this capsule as a complementary tool for traditional colonoscopy for patients who are unable or unwilling to undergo traditional colonoscopy or have an incomplete colonoscopy. We believe this population represents a significant growth opportunity for us. There can be no assurance of widespread market acceptance of the PillCam COLON as comparable or superior to existing technologies for visualization of the colon. Our ability to market and sell the PillCam COLON successfully, depends on one or more of the following:

•

Our ability to complete the development, receive regulatory clearance and successfully market and sell a further advanced version of our RAPID software, which we refer to as RAPID 5.0. RAPID 5.0 will be required for optimal performance of capsule endoscopy of the Colon. We expect that RAPID 5.0 will be commercially available by the fourth quarter of 2007.

•

Receipt of FDA marketing clearance in the United States. We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.

•

The existence of clinical data sufficient to support the use of the PillCam COLON for visualization of the colon as compared to other colon visualization methods. If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell this capsule.

•

The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent “current procedural terminology”, or CPT, code and for private third-party payers to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure.

•	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule, which is accepted by physicians and patients.

          If we are unable to achieve one or more of the above, we may not be able to market and sell the PillCam COLON capsule or the demand for the PillCam COLON may be lower than expected and sales of PillCam COLON may not contribute to our growth at the rate we expect or at all.

We face direct competition from manufacturers of capsule endoscopy systems and may lose market share if we are unable to compete effectively in the marketplace.

          In October 2005, Olympus Corporation launched a competing capsule endoscopy system and began sales in Europe and Australia. Based on publicly available information, Olympus is also conducting clinical trials in the United States and has submitted an application to the FDA seeking clearance to market its capsule endoscopy system in the United States. In addition, we believe that other companies in Korea and China began selling capsule endoscopy systems in these territories in 2005 and are selling these systems at a lower price than ours. If we are unable to compete effectively in the marketplace against the Olympus capsule endoscopy system and other competing systems, we may lose market share, experience delays in completing sales as a result of longer decision making process among potential customers, or experience erosion of our gross margins as a result of growing price pressure.

We face competition from large, well-established manufacturers of existing technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general which compete for the limited capital expenditure budgets of customers.

          Competition for the Given System also comes from existing technologies for detecting gastrointestinal disorders and diseases. Existing technologies include traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Pentax, and Fujinon. The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, a division of Siemens AG, Philips Medical Systems Ltd., Toshiba Corporation and Shimadzu Corporation for x-ray equipment. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If we are unable to convince physicians to adopt the Given System over the current technologies marketed by our competitors, our results of operations will suffer. For details regarding a cooperation agreement we recently signed with Fujinon, see “Item 4 – Business Overview – Competition.”

          In addition to competition from products performing similar clinical functions to the Given System, there is also competition for the limited capital expenditure budgets of customers. Another capital equipment item for gastroenterology that is priced similarly to our system may compete with our system for the same capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment. If we are unable to market the Given System more effectively than other products which could be purchased using the same budget as the Given System, we may be unable to maintain our current growth rate.

Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our technology.

          Protection of our technology is key to our future success. We rely on patent protection, as well as a combination of copyright, trade secret, design and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Currently, many of our patent applications are still pending and we will be able to use them to protect our technology against potential competitors only after they are issued. The process of issuing a patent may sometimes be lengthy and may not always result in issued patents in a form that will be advantageous to us or at all. Our patents and applications cover particular aspects of our products and technology and may be challenged, invalidated or circumvented by third parties. There may be other effective technologies, designs or methods relating to capsule endoscopy. If other effective methods are not covered by our patents or applications and our competitors are able to commercialize products using these methods, it could have an adverse effect on our sales. In addition, our competitors may issue patents that will prevent us from using technologies, designs or methods we would like to integrate into our products. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by former employees. Laws protecting intellectual property only provide protection in the jurisdiction they are enacted. The laws and judiciary systems of foreign countries may not protect or enable enforcement of our intellectual property rights to the same extent as the laws of the United States. If we do not adequately protect our intellectual property, our competitors or other parties could make products similar to ours and compete more efficiently with us, which could result in a decrease in our market share.

If we are unable to successfully manage the introduction of new or improved products into the market, we may create frustration and confusion among our customers and our operating results may be negatively affected.

          We began marketing and selling the Given System in August 2001. Since then, we have introduced new products or significant improvements to existing components of the Given System every year. Newer products or system components may not be able to support and work with older product versions. For example, our PillCam ESO capsule only works with RAPID 3.0 or newer versions of the RAPID software. In order for as many of our customers as possible to utilize our most advanced capsule endoscopy technology, we need to manage new product introductions and installations efficiently, addressing concerns of customers regarding product upgrade costs, time constraints and training and education in light of possible short product cycles. We also need to phase out old products gradually without creating obsolete inventory. If we are unable to cause our customers to use the most advanced technology available or effectively address compatibility issues between older and newer products, we may create dissatisfaction and frustration among our customers, harm our competitive position and our sales may be negatively affected. In addition, a failure to successfully manage the transition to newer products, may result in obsolete inventory of older products, which we may be required to write off. This will negatively affect our operating results.

If we are unable to introduce other products for use in other parts of the gastrointestinal tract our growth may be negatively affected.

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

Any disruption in the United States, our primary market for our products, may result in a material reduction in our revenues and negatively affect our operating results.

          Since we began selling the Given System in 2001, most of our revenues have been generated from sales in the United States. Sales in the United States accounted for $46.7 million, or 72%, of our revenues in 2004, $63.9 million, or 74%, of our revenues in 2005 and $66.4 million, or 70%, of our revenues in 2006. Any disruption to our operations or market in the United States resulting from changes in management or the sales team of our U.S. subsidiary, adverse changes in reimbursement policies, regulatory requirements, macro-economic changes and other events, many of which are outside our control, may result in a material reduction in our revenues and negatively affect our operating results.

If we are unable to successfully market and sell our products in Japan, one of our significant growth opportunities may be materially adversely affected.

          In April 2007, we received regulatory clearance to market our capital equipment and PillCam SB capsule in Japan. This is our first regulatory clearance in Japan. We may not be able to generate significant revenues in Japan until reimbursement is available for the small bowel capsule endoscopy procedure and there can be no assurance that we will receive this reimbursement under favorable terms or at all. Furthermore, marketing our other products in Japan will require additional, product-specific regulatory clearances. Generally, the process for obtaining marketing clearance for medical device in Japan could range from six months for products with only very minor modifications from previous cleared product versions to a few years in case of a completely new device. There is no assurance that we will receive regulatory clearances in Japan for any of our additional products. Finally, Suzuken Co. Ltd., one of Japan’s largest medical device and pharmaceutical distributor, has exclusive rights to distribute our products in Japan. Consequently, our future growth in the

Japanese market depends in part on the success of Suzuken in doing so. If we are unable to successfully market and sell our products in Japan for any of the foregoing reasons, one of our significant growth opportunities will be materially adversely affected.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

          There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. We are currently a party to patent litigation in the United States against Olympus Corporation and its affiliates. For a detailed description, see “Item 8 – Financial Information – Legal Proceedings.”

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

          FDA regulations may require us to submit for clearance improvements and modifications of the Given System, including new or improved PillCam capsules and new or improved RAPID software versions, before we are allowed to market them in the United States. FDA regulations also prohibit us from promoting or advertising our cleared products for uses not within the scope of our clearances or making unsupported safety and effectiveness claims. Currently, the Given System has been cleared by the FDA for the detection of abnormalities of the small intestine and the esophagus. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar FDA actions which could limit product sales or delay or halt product shipment. Additionally, if we are unable to receive FDA clearance for new or improved products, such as PillCam COLON, the marketing and sale of these products will be delayed or cancelled, which in turn may materially adversely affect our growth potential. Unanticipated changes in existing regulatory requirements or adoption of new requirements could also materially adversely affect our financial condition and results of operations.

          We are required to adhere to the FDA’s Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. The FDA also requires us to adhere to the Quality System Regulation, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of the Given System. The FDA enforces the Quality System Regulation through inspections. Our quality system has passed several audits, including an annual re-certification audit pursuant to the Medical Devices Directive of the European Union for compliance with the International Standard Organization’s standard ISO 9001:2000, ISO 13485:1996 and ISO 13485:2003, which are quality standards setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. While these quality standards contain requirements which are generally similar to the Quality System Regulation required by the FDA, we have never been through a Quality System Regulation inspection by the FDA and cannot assure you that we would pass. If we fail a Quality System Regulation inspection, our operations could be disrupted and our manufacturing delayed. Failure to take adequate corrective action in response to a Quality System Regulation inspection could force a shutdown of our manufacturing operations and a recall of the Given System, which would have a material adverse effect on our product sales, financial condition and results of operations.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, we will not be able to market and sell the Given System in that country or region.

          In addition to the United States, Germany, France, Australia and Israel, where we market and sell the Given System directly with our own direct sales and marketing organizations, we sell the Given System in over 60 other countries. To be able to market and sell the Given System in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling the Given System or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country or region in which we plan to market our products. If we modify the Given System, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell it. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be materially adversely affected.

Our failure to comply with radio frequency regulations in a specific country or region could impair our ability to commercially distribute and market the Given System in that country or region.

          The Given System includes a wireless radio frequency transmitter and receiver, and is therefore subject to equipment authorization requirements in a number of countries and regions. In the United States, Europe and Japan, authorities require advance clearance of all radio frequency devices before they can be sold or marketed in these jurisdictions. Modifications to the approved system design and specifications may require new or further regulatory approvals before we are permitted to market and sell a modified system. If we are unable to maintain our current approvals or obtain any additional required approvals from the authorities responsible for the radio frequency regulations in these and other jurisdictions where we sell the Given System, an enforcement action could be brought to prevent the sale or use of the Given System in these countries. Any such action could negatively affect our results of operations.

Some of our activities may subject us to risks under federal and state laws prohibiting “kickbacks” and false or fraudulent claims.

          Certain federal and state laws, including but not limited to the federal anti-kickback statute, prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of healthcare items or services reimbursable by a federal or state health care program such as Medicare or Medicaid. While the federal anti-kickback statute applies only to products or services for which payment may be made in whole or in part by a federal or state health care program, state laws often also apply to private third party payers such as commercial insurance plans. Other federal and state laws, including the Federal False Claims Act, prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment to Medicare, Medicaid, or other third-party payers that are false or fraudulent, or are for items or services that were not provided as claimed.

          These laws may apply to the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, and may limit the kinds of financial arrangements we may have with hospitals, physicians, and other potential purchasers of medical devices. The anti-kickback statute, similar federal and state laws, and false claims laws prescribe substantial civil and criminal penalties for noncompliance. A government action against us under one of these legal authorities could result in financial and other penalties, delay or prohibition of sales of some or all of our products or services and, even if unsuccessful, could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition.

We rely on local distributors to market and distribute the Given System in most of the territories in which we sell it.

          With the exception of Australia, France, Germany, Israel and the United States, we rely on distributors for the marketing and distribution of the Given System. Under most of our agreements with local distributors, a distributor is granted the right to market the Given System for an initial period of approximately two years in a particular country or region, subject to the attainment of minimum sales targets. The distributor is required to prepare and submit to us for our approval a sales plan for the Given System and to obtain the requisite regulatory and reimbursement approvals for the Given System. Our success in generating sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. In 2006, we derived $15.7 million, or 16.5%, of our revenues from sales to local distributors, compared to $11.9 million, or 13.7%, from sales to local distributors in 2005. To date, we have changed a number of our distributors due to a failure to meet minimum sales targets and other reasons. If a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor and to train its personnel to market the Given System and our ability to sell the Given System in that distributor’s country or region could be adversely affected.

Our reliance on single source suppliers could harm our ability to meet demand for the Given System in a timely manner or within budget.

          We depend on single source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, is currently the sole supplier of the imaging sensor of our PillCam capsules and the packaging for the sensor, and Zarlink Semiconductors is currently the sole supplier of the transmitter of our PillCam capsules. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that we require, we may not be able to find alternative sources for these key components. Although we maintain a strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our products if supply is interrupted, and is subject to risk of loss due to catastrophic events such as fire at a storage facility. As a result, we may be unable to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components of the Given System, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the selection of a new manufacturer could delay our ability to manufacture our product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our product ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for the Given System in a timely manner or within budget.

Conditions in Israel affect our operations and may limit our ability to produce and sell our product which could decrease our revenues.

          Our corporate offices, our manufacturing facilities (other than our PillCam SB backup production line in Ireland), and our research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any escalation in these hostilities or any future armed conflict, political instability or violence in the region, could prevent us from using our corporate offices and primary manufacturing facility in Israel, harm our ability to manufacture and sell our products and adversely affect the share price of publicly traded Israeli companies such as us.

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

          Generally, all male adult citizens and permanent residents of Israel between ages 21 and 45 are obligated, unless exempt, to take part in military reserve duty annually. Many of our male employees are currently obligated to perform annual reserve duty. Additionally, all Israeli residents who perform reserve duty are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our officers or employees due to military service. Any such disruption to our operations could delay our business plans.

Our international operations will expose us to the risk of fluctuations in currency exchange rates.

          In 2006, we derived 73% of our revenues in U.S. dollars and 22% in Euro, with the remainder denominated in Japanese Yen and other currencies. The currency denomination of our revenues depends on the location of the customer or the distributor used to fulfill our customers’ orders. Conversely, in 2006, in addition to our U.S. dollar and Euro-denominated liabilities, 25% of our expenses were denominated in New Israeli Shekels, or Shekels. Our Shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in Shekels. If the value of a currency in which our receivables are denominated devalues against the value of a currency in which our liabilities are denominated, there will be a negative impact on our operating margins, as well as on our net income. Our revenues and expenses may not always be fully hedged against our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. In addition, as of December 31, 2006, 42% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among the Yen, the Shekel, the Australian dollar and the Euro.

The use of the Given System, including ingestion of the PillCam capsules, could result in product liability claims that could be expensive, damage our reputation and harm our business.

          Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability claims if the use of our product were to cause or contribute to injury or death, whether by aggravating existing patient symptoms or otherwise. There is also the possibility that defects in the design or manufacture of the Given System might necessitate a product recall. Although we maintain product liability insurance for the Given System, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention.

The price of our shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or our failure to meet our guidance or the expectations of analysts or investors, which may lead to additional volatility in our share price.

          Our ordinary shares commenced trading on the Nasdaq Global Market in October 2001 and on the Tel Aviv Stock Exchange in March 2004. In 2006, the closing price of our shares has ranged from $14.46 to $28.37 per share on the Nasdaq Global Market and NIS 65.02 to NIS 132.60 on the Tel Aviv Stock Exchange. The price of our shares could fluctuate significantly for, among other things, the following reasons: future announcements concerning us or our competitors, the existence and outcome of litigation concerning our intellectual property assets, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding our current or future products. In addition, it is our practice to provide guidance to the market as to our expected revenues and earnings per share based on information available to us at the time of the guidance. If our operating results do not meet our guidance or the expectations of securities analysts or investors, the price of our shares would likely decline. In addition, based on our experience to date, we believe that many of our customers delay purchasing our products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales are concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, we believe that demand for systems and capsules may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and patients are more likely to postpone less urgent diagnostic procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume of our ordinary shares and changes in trading practices in our ordinary shares, such as short selling. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

The largest beneficial owner of our shares, IDB Holding Corporation Ltd., has significant influence over matters requiring shareholder approval.

          The largest beneficial owners of our shares, four individuals in Israel who together control IDB Holding Corporation Ltd., beneficially owned approximately 39.4% of our ordinary shares as of December 31, 2006. As a result, IDB Holding Corporation Ltd. could exercise a significant influence over our operations and business strategy and have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

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

           As of December 31, 2006, we had 28,641,291 million ordinary shares outstanding. Approximately 50% of these shares are “restricted securities” available for resale on the Nasdaq Global Market subject, however, to volume limitations under Rule 144. In addition, all of our ordinary shares are available for resale on the Tel Aviv Stock Exchange, subject to compliance with Regulation S under the Securities Act of 1933. Most of these restricted securities are held by the largest beneficial owner of our shares, IDB Holding Corporation Ltd. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have periodically experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

Our ordinary shares are traded on more than one market and this may result in price variations.

          Our ordinary shares are traded on the Nasdaq Global Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (dollars on the Nasdaq Global Market, and Shekels on the Tel Aviv Stock Exchange) and at different times (due to different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

          If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends that may be paid by us at the lower rates applicable to long-term capital gains. We believe we were not a PFIC for the fiscal year ended December 31, 2006. However, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations, and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we cannot give any assurance that we will not become a PFIC, in particular, since the value of our shares is likely to fluctuate. For a more detailed discussion of the consequences of our being classified as a PFIC, see “Taxation and Government Programs—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.” U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

          From 1998 through 2006, we received grants totaling $6.8 million from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel, of which $2.5 million has since been paid. The terms of the Chief Scientist grants prohibit us from manufacturing products developed using these grants outside of Israel without special approvals and completely prohibit the transferring of our technologies and related intellectual property rights outside of Israel. Even if we receive approval to manufacture the Given System outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel, as well as a possible increased rate or royalties. This restriction may impair our ability to outsource manufacturing, engage in change in control transactions or otherwise transfer our technology outside Israel. We currently hold an approval from the Office of the Chief Scientist to manufacture limited quantities of the PillCam SB capsule in Pemstar’s facilities in Ireland without an increase in royalty rates and we will be required to obtain an approval before manufacturing the PillCam ESO capsule or the PillCam COLON capsule outside of Israel. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future.

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

          We currently have non-competition agreements with substantially all of our employees who are involved in research and development, nearly all of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. In many jurisdictions, courts are increasingly refusing to enforce restrictions on competition by former employees or have interpreted them narrowly. For example, in Israel, courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

          Given Imaging Ltd. was incorporated by RDC Rafael Development Corporation under the laws of the State of Israel in January 1998. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-257802-2. Our address is Hermon Building, New Industrial Park, Yoqneam 20692, Israel. Our telephone number is +972-4-909-7777. Our agent in the United States is our subsidiary Given Imaging, Inc. Given Imaging, Inc.’s address is 3950 Shackelford Road, Suite 500, Duluth GA 30096.

          See Items 5 and 18 for a description of capital expenditures by us for the past three fiscal years. We have not made any divestitures during the same time period.

B.	BUSINESS OVERVIEW

          We develop, manufacture and market innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract. We pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in a ingestible disposable capsule. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that uses our disposable video capsules, which we refer to as the PillCam capsules. The PillCam video capsules are easily ingested by the patient and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting to a portable recorder, enabling the gastroenterologists to view high quality video, images and data on our workstation, utilizing our proprietary RAPID software. We believe that capsule endoscopy provides a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders. In 2001, we commenced marketing the Given System, our capsule endoscopy platform, with the M2A capsule (which we re-branded in 2004 as the PillCam Small Bowel capsule, or PillCam SB), for detection of disorders of the small bowel. As of December 31, 2006, we had an installed base of nearly 3,500 Given Systems and had sold more than 470,000 PillCam SB capsules in over 60 countries worldwide. A substantial portion of our revenues and our annual revenue growth to date has resulted from sales of the PillCam SB capsule. Since November 2004, we also market and sell the PillCam ESO capsule for visualizing the esophagus. We market the PillCam ESO video capsule in the United States through a strategic marketing and sales alliance we formed in May 2004 with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. We have also developed the AGILE Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam SB capsule. We launched the original Patency Capsule and scanner in Europe in November 2003. Following receipt of FDA clearance, we began marketing and selling the AGILE Patency System in the United States in May 2006.

          Our long-term objective, subject to further development and receipt of regulatory clearances and/or approvals, is to establish the Given System as a platform for diagnosis of disorders in all parts of the gastrointestinal tract and the PillCam capsules as a primary diagnostic administered to patients with such suspected disorders. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures. In furtherance of these objectives, in October 2006, we completed the development of our first generation PillCam COLON capsule and received the CE mark to market this capsule throughout the European Union. In December 2006, we submitted this capsule for FDA clearance, which we expect to receive in 2007. We plan to release the PillCam COLON for sale gradually into cleared markets following the completion of ongoing clinical trials and obtaining regulatory clearance for a new version of our RAPID software, RAPID 5.0, which is required for optimal performance of a capsule endoscopy procedure with this capsule.

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

Our products currently assist in the diagnosis of disorders of the small intestine, the esophagus and the colon.

•

Small intestine disorders. According to data from the American Gastroenterology Association, or AGA, approximately 19 million Americans suffer from numerous disorders of the small intestine, including bleeding, Crohn’s disease, celiac disease, chronic diarrhea, irritable bowel syndrome and small bowel cancer. Prior to the development of capsule endoscopy, there was no convenient and effective method for visualizing the interior of the entire small intestine. In 2006, the American Society of Gastrointestinal Endoscopy, or ASGE, published a guideline document, which recommends capsule endoscopy of the small bowel as a first line test for imaging small bowel mucosa.

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

•

Colon Disorders Colonic disorders, including colorectal cancer, inflammatory bowel disease such as ulcerative colitis and Crohn’s colitis, diverticulosis, and lower gastrointestinal hemorrhage, account for significant morbidity and mortality. According to data from the American Cancer Society, colon cancer is the third most common cancer diagnosed in both men and women in the United States. It is expected that in 2007 alone, more than 100,000 Americans will be diagnosed with a new colon cancer and more than 40,000 with rectal cancer. Moreover, it is estimated that more than 50,000 Americans will die in 2007 from colorectal cancer, accounting for more than 10% of all U.S. cancer deaths. Importantly, approximately 90% of all colorectal cancer cases and deaths are thought to be preventable with screening tests that allow for the detection and removal of precancerous lesions. Despite the ever-growing body of evidence supporting the benefits of colorectal cancer screening, most eligible average-risk Americans do not undergo any form of screening, including conventional screening colonoscopy. Numerous reasons have been postulated to explain this including patient fears, presumed procedural discomfort, and embarrassment. The PillCam COLON capsule was developed for use as a safe, minimally invasive, non-sedation requiring, patient-friendly modality to visualize the colon and rectum. We believe that the PillCam COLON capsule may provide an effective method for achieving this purpose.

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

•

Involves potential complications. Potential complications of traditional endoscopic procedures include difficulty in breathing while the tube is inserted in the mouth, perforation or tearing of the intestinal wall, post-procedural infection and vomiting, abdominal swelling, sore throat, diarrhea and cross-contamination resulting from inadequate disinfection of endoscopes. Certain clinical studies have reported that perforation rates range between 0.01% and 1.9% for esophagoscopy, between 0.1% and 0.7% for esophagogastroduodenoscopy, or EGD, and between 0.01% and 0.3% for colonoscopy. These studies report that mortality rates range between zero and 0.98% for esophagoscopy, between zero and 0.07% for esophagogastroduodenoscopy, and between 0.01 and 0.02% for colonoscopy. By comparison, to date, there have been no reports of perforation or mortality attributed to the capsule endoscopy procedure after more than 470,000 capsule ingestions as of December 31, 2006.

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

The Given Imaging Solution

          The Given System features the PillCam capsule endoscope, a miniaturized video camera contained in a disposable capsule that is naturally ingested by the patient and delivers high quality color video images of the inside of the gastrointestinal tract in a painless manner. Capsule endoscopy with our PillCam capsules represents a fundamentally new approach to visual examination of the gastrointestinal tract and provides a solution to many of the shortcomings of other procedures by offering the following benefits:

•

Patient-friendly procedure with no sedation. Capsule endoscopy provides a patient-friendly tool for the diagnosis of patients that present symptoms of suspected disorders of the small intestine, the esophagus and the Colon. Procedures with the PillCam capsules require no sedation and the capsules are easily ingested by the patient and does not use x-rays to produce images. Procedures with PillCam SB and PillCam ESO do not require significant patient preparation. The PillCam COLON procedure requires preparation and cleansing of the colon prior to ingesting the capsule, similar to colonoscopy. While this preparation is unpleasant to the patient, the PillCam COLON procedure itself, similar to other PillCam procedures, does not require sedation or the insertion of a tube into the body. We believe that this patient-friendly solution may increase the number of patients who undergo diagnosis for gastrointestinal disorders of the small intestine, the esophagus and the colon, since existing methods have been intimidating or uncomfortable for many potential candidates.

•

Improved or comparable diagnostic yield for PillCam SB, PillCam ESO and PillCam COLON. The PillCam SB capsule is the only test that provides direct imaging of the entire small intestine. By comparison, a push enteroscope accesses only approximately the first third of the small intestine. As a result, clinical trials demonstrate that the PillCam SB capsule has a significantly higher diagnostic yield in detecting disorders of the small intestine when compared to all other modalities, including push enteroscopy and radiological imaging. Diagnostic yield means the number or percent of patients that had a diagnosis made using a specific test. In addition, as demonstrated through clinical studies and on-going experience with the Given System, a negative finding from the PillCam SB capsule, unlike conventional small bowel diagnostic techniques, has significant diagnostic value as it may allow physicians to rule out the existence of certain suspected abnormalities based on this finding thereby avoiding the need to engage in additional costly or inconvenient diagnostic procedures.

Data from clinical trials reviewed by the FDA for clearing PillCam ESO demonstrated that the ability of the Given System to assist the physician in detecting disorders of the esophagus is comparable to that of traditional endoscopy.

Results from two initial clinical studies with the PillCam COLON suggest that it is a promising modality for evaluating the colon. These studies show that the current PillCam COLON capsule has a comparable diagnostic yield to traditional colonoscopy and we believe that the PillCam COLON procedure will eventually provide a less invasive alternative to traditional colonoscopy. However, further capsule and procedure development as well as significant additional clinical data to support the use of this capsule as a screening tool are necessary before we can realize this market opportunity to its fullest potential. In the meantime, we plan to begin marketing PillCam COLON in Europe and, following FDA clearance, in the United States, for visualization of the colon and as a complementary tool to traditional colonoscopy in patients who are unable or unwilling to undergo colonoscopy or other colon visualization techniques.

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

•

Provides convenient digital reporting, storage and remote consulting capabilities. The physician can review the video produced by the Given System without seeing the patient or having him or her remain in the office or clinic during the review, thereby providing the physician with greater flexibility. In addition, the RAPID software includes various features that enhance the physician’s efficiency and productivity, such as innovative display methods for faster review, localizing findings, help in identifying anatomical landmarks for easy orientation, managing images and patient information, reporting modules and convenient options for sending still images or short video files to the patient file, to the referring physician or a colleague for consultation. Some of these features are proprietary and covered by patent applications, which we believe add an additional competitive advantage as physicians become more comfortable using these functions.

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

          We are currently selling the following PillCam capsules:

•

          PillCam SB – Our initial capsule for the Given System was PillCam SB video capsule for visualization of the small intestine. The PillCam SB capsule transmits images at a rate of two images per second for approximately eight hours, resulting in approximately 50,000 images, at which time the operation is stopped and recording ceases. After ingesting the capsule at the physician’s office, during the procedure, the patient can continue his or her daily routine as the capsule transmits to a portable data recorder and then return the data recorder to the physician’s office for review and diagnosis. The PillCam SB capsule is used with a variety of indications of the small intestine, including obscure bleeding, suspected Crohn’s disease, iron deficiency anemia and suspected small bowel tumors.

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

•

          PillCam COLON - PillCam COLON is the third video capsule we developed. In October 2006, we received the CE mark permitting us to market this product in the European Union. In December 2006, we submitted this product for clearance by the U.S. Food and Drug Administration, or FDA. We plan to release this product for sale gradually, following completion of two pivotal multi-center trials that are underway in

Europe and the U.S and obtaining regulatory clearance for a new version of our RAPID software, RAPID 5.0. The PillCam COLON capsule measures 11 mm by 31 mm – roughly the size of a large vitamin pill. Since the lumen of the colon is wider than the small bowel and it is highly compartmentalized, we have integrated new features into PillCam COLON. The capsule has tiny cameras at each end which capture four images a second for up to 10 hours. Each camera contains automatic lighting control and captures more than twice the coverage area and depth of field of the PillCam SB capsule that is used to diagnose diseases in the small intestine. Similar to other methods of colon visualization, the PillCam COLON capsule procedure includes a colon cleansing and preparation procedure, as well as additional prokinetic agents to enhance capsule propulsion. The platform for PillCam COLON includes the same components as PillCam SB and PillCam ESO, including a sensor array and data recorder. Upon completion of the procedure, the physician downloads the recorded data to a RAPID workstation to review the images.

•

          AGILE Patency System - The AGILE Patency System consists of the AGILE Patency capsule, a dissolvable capsule the same size as the PillCam with a radio frequency identification (RFID) tag packed in a lactose and barium powder. The AGILE Patency capsule is ingested by the patient and allows physicians to confirm free passage of a PillCam capsule in a patient’s gastrointestinal tract.

Data recorder and sensor array.

          After ingestion by the patient, the PillCam capsule transmits information from the body to a proprietary wireless data recorder through an array of antennae, or sensor array, that are secured with adhesive pads to the abdomen, in the case of a procedure performed with a PillCam SB or a PillCam COLON capsule, or to the chest, in the case of a procedure performed with a PillCam ESO capsule. The data recorder is worn on a belt around the waist of the patient for the duration of the examination. Simultaneously with the launch of our PillCam ESO video capsule in November 2004, we introduced an advanced version of our data recorder, the DR 2.0, and in January 2006 we commenced selling of an advanced version of the DR 2.0 with larger storage capacity, we refer to as DR 2.0C. This advanced version is now part of the standard package for all new Given Systems we sell. This advanced version supports all three types of capsule procedures performed with our products. Customers who wish to use our PillCam COLON must also have the DR2.0C version of our data recorder. In addition to having larger storage capacity, this advanced version is similar to the earlier version of DR 2.0, completely solid-state, much less susceptible to shock, enables quicker and more reliable connection to the sensor array, weighs less and is therefore more comfortable for the patient and has a robust storage mechanism and faster download capability compared to previous generations of our data recorders.

Computer workstation with proprietary RAPID software.

          After the recording ceases, the data recorder is returned to the physician’s office at the patient’s convenience, where it is connected to the RAPID computer workstation, our capsule endoscopy platform, for transfer of the data captured during the test. Our proprietary RAPID software then processes the data received from the capsule. The RAPID software also includes a number of proprietary algorithms relating to the speed of processing imaging data, as well as to the visual presentation of this data. The Given workstation presents a video stream for viewing by the physician. The physician can review the video carefully, save specific images for the patient file, or attach the thumbnail images and the short video file to an e-mail in order to send to the referring physician or consult with a colleague. The “Multiview” feature of our RAPID software provides users with a simultaneous viewing mode of two or four consecutive images, thereby accelerating review speed. In addition, the RAPID software contains a proprietary algorithm that we developed called SBI, or suspected blood indicator, which automatically marks images that correlate with the existence of suspected bleeding. In addition, we provide our users with the RAPID Reader, which is a narrowed version of the RAPID Workstation software that can be installed on a standard personal computer, allowing the physician to review RAPID videos at any time and place as convenient.

          In December 2005 we received FDA clearance to market RAPID 4.0, our newest version of RAPID software, which is now provided as part of the standard package for all Given Systems we sell. Earlier versions of the RAPID software are not compatible with our PillCam SB and PillCam ESO capsules. RAPID 4.0 introduces several new features that we believe significantly improve physicians’ reading efficiency and diagnostic confidence. These features include:

•	“Automatic Mode,” which uses advanced software resulting in more efficient review of the video;

•	“Quick View,” which allows fast preview of the video and highlights potentially interesting images in the video stream; and

•

Image atlas, which compares the on-screen case image with known reference images stored in the database. The reference images can be searched by findings, diagnosis, or using Capsule Endoscopy Structured Terminology, or CEST.

          In May 2006, we received clearance in the United States and Europe to market our RAPID Access RT device. This is a dedicated handheld device with our RAPID software that enables real-time viewing during a capsule endoscopy procedure with our PillCam capsules. The RAPID Access device also allows the physician to activate the data recorder and transfer data from the data recorder to a data storage device, like a disk-on-key. These features enable remote customer sites that do not have access to a permanent workstation to administer our PillCam capsules to patients and then deliver the results to a central location for processing and interpretation.

Upgrades of the Given System

          We began marketing and sales of the Given System in August 2001. Since then, we have introduced new products or significant improvements for existing components of the Given System every year.

          In 2006, we completed the development of the first version of our PillCam COLON and in October 2006 received the CE mark permitting us to market this product in the European Union. In December 2006, we submitted this product for clearance by the FDA. We plan to release this product for sale gradually, following completion of two pivotal multi-center trials that are underway in Europe and the U.S and obtaining regulatory clearance for a new version of our RAPID software, RAPID 5.0. Further, in May 2006 we introduced our new RAPID Access RT, a handheld device that enables real-time viewing during a capsule endoscopy procedure with our PillCam capsules. We also began selling our new AGILE system and capsule in the United States and Europe. In addition, ,beginning in December 2005, following receipt of FDA clearance to market the newest version of the RAPID software, RAPID 4.0, we began including RAPID 4.0 as part of the standard package for all systems we now sell. At the same time, we began including a modified version of our DR 2.0 with larger storage capacity as part of those new systems. During 2006, we upgraded a majority of our customers worldwide to RAPID 4.0 from older versions they were using.

          Newer products or system components may not be able to support and work with older product versions. For example, our PillCam ESO capsule may only work with RAPID 3.0 or newer versions of the RAPID software and our PillCam COLON capsule will require for optimal performance our RAPID 5.0 version, which we expect will be available by the fourth quarter of 2007 following regulatory clearance. In order for as many of our customers as possible to utilize our most advanced capsule endoscopy technology we need to manage new product introductions and installations efficiently, addressing concerns of old product inventory management, and concerns of customers regarding product upgrade costs, time constraints and training and education in light of possible short product cycles.

Warranty and Service

          Our standard warranty for PillCam SB capsules is 14 months from the date of manufacture; for PillCam ESO capsules our standard warranty is 18 months from the date of manufacture. The warranty period for our PillCam COLON capsule will be determined once we start commercial shipments of this capsule. Our standard warranty for other components of the Given System normally extends for a period of one year from the date of the first installation at the customer’s location with the exception of the Sensor Array, which carries a limited warranty of 6 months from installation or 10 months from delivery. Generally, no warranty is provided more than 16 months from the date of shipment of the Given System to the customer. During the warranty period, we are obligated to repair or replace, at our election, every defective product.

          When a customer reports a problem with the Given System, first line service is normally provided by our own technical personnel in the territories in which we operate directly, such as the United States, Germany, France and Australia. In territories in which we operate through a distributor, the distributor is responsible for providing first line service. If our personnel in the field or our distributors are not able to resolve the problem, the defective part is shipped to our main facility in Israel for repair or replacement. Often, the defective part is replaced promptly out of a stock of spare parts we maintain in all of our direct territories. Occasionally, we are able to resolve service calls using a remote access software that allows us to provide maintenance and support services for our products from a remote location, including our distributor’s office, through a telephone line.

          When the warranty expires, our customers are offered the opportunity to sign a post-sale customer support contract with us. Under this contract, the customer pays a fixed amount per year in consideration for receiving our maintenance and support services. As of December 31, 2006, we had an installed base of nearly 3,500 systems worldwide, of which 1,340 were under warranty and 401 were covered by a service contract.

Clinical Studies

          PillCam SB. To demonstrate the clinical and economic benefits of the Given System, the PillCam SB capsule has been tested in clinical studies sponsored by us and by independent third parties. Our clinical studies program is conducted in a number of countries, primarily Australia, Belgium, Canada, France, Germany, Israel, Italy, the Netherlands, Portugal, Spain, Sweden, the United Kingdom, Japan and the United States. Initially, our clinical studies program focused on patients suffering from suspected bleeding in the small intestine. Subsequent clinical trials have focused more on evaluating the performance of the PillCam SB capsule in detecting other disorders of the small intestine, primarily suspected Crohn’s disease, and also tumors, malabsorption (such as celiac disease), mucosal injuries induced by long-term use of NSAIDs (non-steroidal anti-inflammatory drugs, such as aspirin) and the performance of the PillCam SB capsule in children over the age of ten.

          The results of these clinical studies to date have demonstrated that capsule endoscopy with our PillCam SB has a comparable or higher diagnostic yield in the detection of disorders of the small intestine than comparable methods, such as push-enteroscopy and radiological examinations, such as barium follow-through and computerized tomography (CT). Many of the investigators conducting these studies have presented their results at major gastroenterology meetings or submitted them for publication in peer-reviewed medical journals. Accordingly, the number of presentations and publications of studies evaluating the Given System is constantly growing and hundreds of articles, editorials and case reports have been published in peer reviewed journals to date. These papers provide the results of clinical studies as well as accumulated experience from on-going use of the Given System for a range of indications. We believe that these presentations and publications assist our marketing and educational efforts and support our efforts to obtain new reimbursement coverage policies and expand existing policies. In 2007, we plan to initiate clinical studies to examine and validate the use of the PillCam SB capsule in patients with suspected Inflammatory Bowel Disease.

          PillCam ESO. We have also conducted clinical trials to compare the PillCam ESO capsule to traditional endoscopy in the detection of esophageal disorders. The pivotal trial for obtaining FDA clearance was conducted in seven hospitals in the United States, Germany and Israel, and involved 106 patients with GERD symptoms. The patients were examined first using the PillCam ESO capsule followed by traditional endoscopy on the same day performed with a gastroscope. In this trial, the PillCam ESO capsule showed comparable efficacy to conventional upper-endoscopy. All patients ingested the PillCam ESO capsule without difficulty, no adverse events were reported and patients preferred the PillCam ESO capsule over conventional endoscopy in all categories. The investigators concluded that the PillCam ESO capsule is a convenient, patient-friendly, sensitive method for visualization of esophageal disorders and may provide an effective method to screen patients for Barrett’s esophagus, a pre-cancerous complication of GERD. In 2006, we conducted a multi-center, multinational study clinical study evaluating the PillCam ESO for the detection of esophageal varices. We expect that the analysis of the study results will be completed and published in 2007.

          PillCam COLON. In 2006, we completed the first two pilot studies with the first generation of our PillCam COLON capsule. These studies were conducted independently by the Rambam Medical Center, Hillel-Yaffe Medical Center and Bikur Holim Hospital in Israel and Erasme University Hospital in Belgium. The results of these pilot studies were published in the October 2006 issue of Endoscopy, the official journal of The European Society of Gastrointestinal Endoscopy.

          One study evaluated the use of the PillCam COLON capsule in the detection of colonic pathology in 84 patients. These patients were all scheduled for traditional colonoscopies following the PillCam procedure. Polyps of any size were found in 45 patients by either of the screening methods. PillCam COLON identified 76% (n=34) compared to 80% (n=36) by colonoscopy. Out of the 84 patients, approximately 24% (n=20) had significant findings, defined as at least one polyp measuring 6 mm or three or more polyps of any size. Of these, PillCam COLON identified 14 (70%) and colonoscopy 16 (80%). There were no adverse events reported except in one patient who had severe abdominal pain immediately following colonoscopy. The colonic preparation was well tolerated in all cases. The initial 44 subjects enrolled in the study received a single oral “booster” dose of sodium phosphate. The PillCam COLON capsule was excreted within 10 hours in 70% of the patients and reached various parts of colon in the other 30%. An additional dose of oral sodium phosphate was added to the regimen of the final 46 subjects to improve the capsule excretion rate. The PillCam COLON capsule in these patients was excreted within 10 hours in 78% of the patients and reached the rectosigmoid colon in the other 22%. Study investigators concluded that further improvements in the procedure will probably increase capsule examination completion and polyp detection rates.

          A second study compared the use of PillCam COLON with colonoscopy for colorectal tumor diagnosis in 36 patients. PillCam COLON identified polyps of any size in 19 of 25 patients or 76% and significant polyps, defined as at least one polyp measuring 6 mm or three or more polyps of any size, in 10 out of 13 patients or 77%. Seven polyps not captured during colonoscopy were also identified by PillCam COLON. The overall sensitivity of PillCam COLON to detect polyps was 77% and specificity was 70%. PillCam COLON was excreted within 10 hours in 84% of the patients and reached various parts of colon in the other 16%. The investigators concluded that PillCam COLON visualized the entire colon in the majority of cases and provided encouraging sensitivity and negative predictive values for the detection of significant lesions.

          In addition, in late 2006 we initiated two pivotal multi-center, multinational trials with PillCam COLON that are designed to evaluate the use of PillCam COLON in the visualization of the colon. We expect to complete these studies in 2007.

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

The Patency System

          In November 2003, we launched our original Patency System in Europe, a simple and prep-less procedure designed to enable physicians to confirm free passage of a PillCam capsule in the gastrointestinal tract. In May 2006, following clearance from the FDA, we began marketing and selling the AGILE Patency System in the United States. We expect that the availability of the AGILE Patency System will contribute to an increased use of the PillCam SB capsule in the diagnosis of suspected or known gastrointestinal obstructions or narrowing, such as suspected or known Crohn’s disease.

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

Marketing and Distribution

          In 2006, our sales and marketing operations were organized in three geographical regions: Americas (United States, Canada and Latin America); International (including, Europe, Asia and Australia) and Japan. Effective April 1, 2007, our International region includes Europe, Middle East and Africa and we created the Asia-Pacific region that includes Asia (including Japan) and Australia. This organization enables us to focus on the particular needs of each region.

          We market the Given System using either direct or indirect sales, depending on the potential size of the market and local market conditions. Currently, we market the Given System directly in Australia, France, Germany, the United States and Israel. In the United States, which accounted for 74% of our revenues in 2005 and 70% of our revenues in 2006, we market our products primarily through our wholly-owned subsidiary, Given Imaging, Inc., located in Duluth, Georgia. As of December 31, 2006, we had a direct sales force in the United States of approximately 71 field sales representatives. We have approximately 16 field sales representatives in the other jurisdictions in which we directly market the Given System.

          In addition to our direct markets, we market and sell our products in more than 60 other countries through local distributors or representatives. Sales to our local distributors worldwide accounted for 16.5% of our revenues in 2006. Under the terms of our distribution agreements, we generally grant to one distributor in each particular country or region the right to market the Given System for a defined period. In larger territories, such as China, we may have several regional distributors to cover the entire territory. During the contract period, the distributor is required to meet minimum sales targets set out in each distribution agreement. We may, in our sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets. To date, we have changed a number of our distributors due to failure to meet minimum sales targets and other reasons. We have the right not to renew a distribution agreement if we are unable to reach an agreement with the distributor as to minimum sales targets during any renewal period. Each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell the Given System in that distributor’s sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for the Given System in that distributor’s sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan, including, participating in local and national trade shows, conducting education and training sessions and conducting sponsored marketing clinical trials in its sales territory.

          In Japan, we operate through Given Imaging, K.K., our Japanese subsidiary, that was established as a joint venture with Marubeni Corporation and Suzuken Co., Ltd. to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is one of Japan’s largest pharmaceutical distributors. Marubeni and Suzuken together invested initially an aggregate of $4.3 million in Given Imaging K.K. in consideration of an aggregate 49% interest and we retained a 51% controlling interest. In addition, Suzuken has been appointed by Given Imaging K.K. as its exclusive distributor in Japan. We received regulatory clearance to market our RAPID workstation and PillCam SB capsule in Japan in April 2007. However, we do not expect to generate significant revenues from sales in Japan before our products are also approved for reimbursement by Japanese authorities, which could occur as early as the fourth quarter of 2007 but is more likely to occur in 2008. Because the regulatory approval process in Japan has taken longer then we initially anticipated, in 2006 we and our partners completed additional equity financing of approximately $9.6 million to finance the operations of our Japanese subsidiary until it is able to generate sufficient cash from operations. Our portion of the funding of $4.8 million was paid out of our cash reserves.

          Today most of our revenues come from recurring sales of our PillCam capsules. Our marketing strategy in our mature and educated markets in the United States, Europe and Australia focuses on increasing the utilization of PillCam capsules by each account and consequently increasing capsule reorders. We seek to achieve this by providing a complete platform for capsule endoscopy that may be used for diagnostic purposes in more than one area of the gastrointestinal tract, increasing the frequency of visits to our customers and maintaining a closer relationship with them, educating them about updated data on the clinical and economic benefits of our products and enhancing the operating efficiencies of the Given System. In new markets, such as Japan, our initial focus is on driving the placement of Given Systems in order to expand our market penetration in gastroenterology physician offices and gastroenterology departments within hospitals.

          The clinical benefits of capsule endoscopy and its place in routine practice management are demonstrated in the ICCE consensus reports. The ICCE is an annual scientific meeting dedicated to presentations and discussions of the most recent advances in the field of capsule endoscopy. This annual conference serves as a basis for establishing a community of physicians who utilize the Given System and accelerates the dissemination of new clinical data. In ICCE 2005 a group of gastroenterology opinion leaders from around the world issued consensus reports, which define practice guidelines and protocols for the use of both PillCam SB and PillCam ESO by gastroenterologists in several disease states. These consensus reports were developed in response to the need to formalize practice guidelines for using capsule endoscopy. The consensus reports focused on five areas: gastrointestinal bleeding, inflammatory bowel disease, celiac disease, use of bowel preparations and prokinetics, and esophageal capsule endoscopy. The consensus reports were published in the October 2005 issue of Endoscopy, the official, peer-reviewed publication of the European Society of Gastrointestinal Endoscopy (ESGE). We view the consensus reports as a significant tool in our marketing activities and we believe the reports will help us establish capsule endoscopy as a standard practice worldwide. As a result of the success of the annual ICCE meeting in the United States, in June 2006 we held a European ICCE meeting in Paris, France, in addition to the U.S. ICCE meeting that was held in March 2006 in Boca Raton, Florida. We expect the ICCE consensus reports from 2006 to be published in 2007.

          In order to drive strong growth in the future, we need to demonstrate and convince gastroenterologists that the Given System fits within their normal practice routines. In December 2005, we began marketing and selling our most advanced RAPID software, RAPID 4.0. RAPID 4.0 introduces several new features that we believe significantly improve physicians’ reading efficiency and diagnostic confidence, which we expect will drive physicians to incorporate capsule endoscopy into their daily routine. During 2006, we upgraded a majority of our customers worldwide to RAPID 4.0 from older versions they were using. We intend to continue investing in training and education of our customers to help them realize the advantages of our newest technology.

          We also use trade shows and scientific meetings and offer workshops, courses, videos and seminars to educate our customers. In 2006, we participated in the Digestive Disease Week (DDW) and the annual meeting of the American College of Gastroenterology (ACG) in the United States, the United European Gastro Week (UEGW) in Berlin, and numerous other regional, national and local trade shows. In 2006, hundreds of physicians and nurses received training in numerous courses and seminars on capsule endoscopy and our products. We believe that these education programs helped also to expand the knowledge of participating physicians and provide an independent endorsement of the clinical value and importance of the Given System.

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

          Since 2005, we have sponsored the operation of a web portal dedicated to capsule endoscopy, www.CapsuleEndoscopy.org. This portal addresses gastroenterology professionals and provides training and educational materials and information, including a virtual image atlas, clinical papers, course information and discussion forums for a variety of clinical topics. Over 3,000 members from more than 100 countries have already enrolled at the site as of December 31, 2006.

Strategic Marketing and Sales Alliance with Ethicon Endo-Surgery

          On May 10, 2004, we entered into an exclusive sales representation, co-promotion and cooperation agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a business division of Ethicon Endo-Surgery established to market products to the gastroenterology market, has exclusive rights to market our PillCam ESO capsule in the United States. Under the original agreement, we retain responsibility for regulatory approvals, manufacturing, supply chain management, order invoicing and processing, collections and technical support for the PillCam ESO capsule. We retain sole ownership of the intellectual property associated with the Given System, the PillCam capsules and any future innovations that we make. InScope is responsible for sales, marketing and promotion, funding mutually agreed upon clinical trials, as well as efforts to establish reimbursement policies for the PillCam ESO capsule. InScope also collaborates with us to expand the installed base of the Given System, which is our platform for the PillCam ESO capsule, the PillCam SB capsule and other capsules which we are developing. InScope began marketing PillCam ESO capsules in the United States in November 2004 following FDA clearance for the PillCam ESO capsule. Under the terms of the original agreement, we pay InScope commissions on sales in the United States at a rate of 50% on sales of PillCam ESO capsules and 10% on sales of other parts of the Given System, including workstations and portable data recorders. Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year transition period during which InScope’s rights to market the PillCam ESO capsule will be co-exclusive with ours. Finally, under the terms of the original agreement, Ethicon Endo-Surgery committed to pay us up to $50 million, pending achievement of specified milestones by both parties. Out of this amount, we received to date a total of $25 million as of December 31, 2006.

          During 2005 and 2006, sales of our PillCam ESO were insignificant due primarily to the lack of permanent dedicated CPT code for the esophageal capsule endoscopy procedure and third-party reimbursement coverage, as well as limited clinical data to support widespread use of the PillCam ESO capsule. Accordingly, during 2005, the number of InScope sales representative promoting the PillCam ESO was reduced and we have assumed responsibility for the efforts to obtain a permanent CPT Code for the PillCam ESO procedure as well as initial reimbursement coverage from third-party payers. In September 2006, we amended our agreement with InScope to adjust our relationship to existing market conditions and expectations. Under the amended agreement:

•

InScope personnel will be further reduced and initially focus on market development rather than sales, which will be the responsibility of our sales force. The number of InScope personnel is expected to grow gradually based on the level of sales of the PillCam ESO. The deployment of InScope personnel, as well as the addition of sales people to the InScope team will be coordinated between the parties periodically based on developing market conditions.

•

We will be responsible for the design and conduct of clinical trials with PillCam ESO in coordination with InScope. These trials will be funded by InScope. InScope will also fund one full time employee of Given that will be dedicated to clinical study activities for the PillCam ESO.

•

Both parties will continue the efforts to expand reimbursement coverage from third-party payers. InScope will fund one full time employee of Given dedicated to reimbursement activities for the PillCam ESO.

•	The 10% commission we pay InScope for sales of workstations and data recorders will be paid only in respect of sales made to customers who also purchase the PillCam ESO capsule.

•

The payment by InScope to us of the remaining $25 million under the original agreement, plus 7% interest, will be made in six equal annual installments of $5,240,000 each beginning in January 2008. Beginning in 2009, the last installment at any given time may be accelerated and paid sooner if one or more reimbursement or commission thresholds are achieved.

•

We may terminate the agreement with six months advance notice if sales of PillCam ESO do not reach an agreed upon level by 2010. InScope may terminate the agreement at any time upon advance notice of six months and paying us an agreed termination fee.

          In the fourth quarter of 2006, a permanent CPT Code was assigned to our PillCam ESO capsule by the American Medical Association, or AMA, and the Center for Medicare and Medicaid Services, or CMS, and we saw the first third-party reimbursement coverage for procedures with the PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease. As of January 31, 2007, approximately 6.6 million people in the United States had coverage for this indication. Accordingly, InScope is focusing on developing a market for the PillCam ESO capsule to emergency rooms and hepatology departments or centers.

          In late 2006, we conducted a large multi-center study to evaluate the use of PillCam ESO in the evaluation of esophageal varices in patients diagnosed with cirrhosis of the liver. We expect that the analysis of the study results will be completed and published in 2007 and believe that favorable results may contribute to increased sales of the PillCam ESO capsule.

          To further facilitate sales of PillCam ESO and the Given System and increase coordination of the combined team, we have conducted and are continuing to conduct from time to time joint training sessions for our and InScope’s teams and have provided InScope with a number of Given Systems for customer training and demonstrations. Both sales teams are promoting the entire PillCam platform.

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

          We manufacture the PillCam capsules at our facilities in Yoqneam, Israel. Two production lines are used to manufacture the PillCam SB capsule and one to manufacture the PillCam ESO capsule. We also have one production line which we use to manufacture the PillCam COLON and one production line for our AGILE Patency capsule. We have also installed at a facility in Ireland one semi-automated production line for the PillCam SB capsule and have purchased and plan to install a second production line for the PillCam ESO capsule for back-up purposes. We believe we have adequate capacity to manufacture capsules needed to satisfy estimated demand for the foreseeable future.

          We perform all supervisory, operational and maintenance functions for all semi-automated lines we currently operate in our manufacturing facility in Yoqneam, Israel. The technical services agreement we had since 2002 with Pemstar, Inc., a company based in Ireland, was terminated by mutual agreement as of September 30, 2005. Under this agreement Pemstar provided operational and technical services to our first production line, which we purchased from Pemstar in 2001; this line is now operated and maintained solely by us. Pemstar still performs assembly work for us of some capsule components, leases to us the space for our two back-up production lines and provides operational and maintenance services for these back-up lines. The reduction in the scope of services Pemstar provides us assisted us in reducing the cost of goods sold and had a positive effect on our gross margins in 2006.

          There are single-source suppliers for two key components of the PillCam capsule:

•

Micron Technology, Inc., by and through its Micron Imaging Group and other wholly-owned subsidiaries, developed the imaging sensor that is integrated into the PillCam capsules based on our specifications and is also manufacturing and supplying this imaging sensor exclusively to us. Under our contract with Micron, Micron may not offer the imaging sensor as a standard catalog part. In the event that Micron ceases operations or enters into liquidation, we are entitled to receive all information necessary to manufacture the sensor upon the payment of reasonable royalties to be agreed upon with Micron Technology. We signed an amendment, effective as of June 2005, to our development and manufacturing agreement with Micron and agreed with Micron that it will develop and manufacture an enhanced version of the imaging sensor based on specifications that we provide. This amendment also extended the initial term of the agreement until November 2012, with an option to extend that term by mutual agreement. We have agreed to purchase the enhanced sensor only from Micron and Micron has agreed to sell the sensor exclusively to us. The agreement permits Micron to disregard the exclusive sales requirement if we fail to purchase agreed-upon minimum quantities of Micron’s sensors.

•

Zarlink Semiconductors AB, a Canadian company, supplies the transmitter that is integrated into the PillCam capsules. Zarlink began supplying the transmitter to us in the fourth quarter of 2004, replacing our previous supplier, Asicom Technologies. We currently expect that Zarlink Semiconductor will fulfill substantially all of our future needs for transmitters for the PillCam capsules. Under our agreement, we have agreed to purchase a minimum quantity of transmitters during the first 36 months following the development and testing phase, and if we fail to do so we must make certain payments to Zarlink Semiconductor in respect of the shortfall. We have complied with these minimum purchase commitments. The agreement also includes non-compete provisions prohibiting Zarlink Semiconductor from selling the transmitters to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the transmitter to any potential competitors in our market. In July 2005, we agreed with Zarlink that it will develop and manufacture an enhanced version of the transmitter based on specifications that we provide. The minimum purchase requirements will not apply to this enhanced transmitter. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

          We believe that we would be able to arrange substitute sources of supply for these two components within approximately one year of lead time. We believe that if we need to find a substitute source of supply, our inventory of components and finished products, together with our right to submit final purchase orders prior to termination of our agreements with Micron Technology and Zarlink Semiconductors, are sufficient to continue sales of the Given System for all or most of the lead-time period.

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

          We have also taken the following measures for disaster-preparedness:

•

We have installed one back-up semi-automatic production line, and have purchased a clean room for a second back-up line at the facilities of Pemstar in Ireland. Our backup line has the capacity to manufacture approximately 15,000 PillCam SB capsules per month. We believe that these lines can be operational upon 60 days’ notice.

•

Our policy is to hold inventory of critical components, such as the imaging sensor and the transmitter, for a period of time ranging from approximately two to 18 months, depending on the risk profile we allocate to each critical component.

•	Our policy is to hold approximately six weeks inventory of finished products at our offices in Israel, Sydney, Hamburg, Paris and Duluth, Georgia.

•	We maintain back-up copies of all production files, original certifications and all proprietary software masters outside of our facilities in Israel.

          The FDA requires us to adhere to the Quality System Regulation which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. Our quality system has passed three annual re-certification audits pursuant to the Medical Devices Directive of the European Union for compliance with the International Standard Organization’s standard ISO 9001 and EN 46001, a European quality standard setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. These quality standards contain requirements that are generally similar to the Quality System Regulation required by the FDA. However, we have never been through a Quality System Regulation inspection by the FDA and cannot be certain we would pass such an inspection.

Intellectual Property

          An important part of our competitive strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents, trademarks, trade secrets and contractual arrangements. We intend to prosecute and defend our proprietary technology.

          We acquired the rights to our first issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael Armament Development Authority. See Item 7 “Major Shareholders and Related Party Transactions.” These patents expire in January 2014 and January 2015, respectively. In addition, we hold 60 additional issued patents in the United States, Australia, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan and the United Kingdom covering different elements of our technology. These patents expire between 2017 and 2022. We also hold six utility models in Japan and nine utility models in Germany. As of December 31, 2006, we also had 526 pending patent applications worldwide based on approximately 200 priority applications relating to various elements and functions of our product and its enhancements.

          We seek to protect our product names and logos through trademark use and registration in the United States and other countries. GIVEN, GIVEN & Design, PILLCAM, PILLCAM & Logo, PILLCAM IMAGING CAPSULE & Design, AGILE, RAPID, RAPID ACCESS, ORDERWIN, ORDER WHEN I NEED, FINGERS HOLDING A CAPSULE & Logo, FINGERS HOLDING PILLCAM CAPSULE & Logo, ICCE, ICCE Logos, and International Conference on Capsule Endoscopy are our trademarks or registered trademarks.

          In March 2004, the U.S. Patent and Trademark Office, or USPTO, notified us that it would conduct a reexamination of some of the claims in our first U.S. patent known as the ‘531 patent, in the U.S. Patent and Trademark Office pursuant to a request submitted by Olympus Corporation. In April 2006, the USPTO issued a decision confirming the validity of 13 of the original 17 claims of the ‘531 patent. In September 2006, we appealed the rejection of the other four claims and this appeal is currently pending.

          We currently are in early stages of patent litigation against Olympus Corporation and its affiliates in the District Court for the Eastern District of Pennsylvania. For more information, see “Item 8 – Financial Information – Legal Proceedings.”

Competition

          In October 2005, Olympus Corporation launched a competing capsule endoscopy system and began sales in Europe and Australia. Olympus displayed its newly developed capsule endoscopy system in several trade shows, won some tenders published by public hospitals in Europe, and delivered a number of its capsule endoscopy systems to customers in Europe and Australia. In addition, based on publicly available information, Olympus is also conducting clinical trials in the United States and has submitted an application to the FDA seeking clearance to market its capsule endoscopy system in the United States. According to public sources, Olympus is also seeking regulatory clearance to market its capsule endoscopy system in Japan. In addition to Olympus, a Chinese company began selling capsule endoscopy systems in China in 2005 and presented its systems in industry trade shows outside Asia. We believe that this Chinese company sells its products at a lower price than ours. Finally, according to publicly available information, a South Korean company reported that it successfully completed clinical trials of a capsule endoscopy system in 2006 and applied for regulatory clearance to market this system in South Korea.

          We believe that we have a competitive advantage compared to Olympus and other sellers of capsule endoscopes in the capsule endoscopy market. First, we have a first-to-market advantage in the most mature markets in Europe and the United States, a large installed base of customers and have been concentrating on the development and sale of capsule endoscopy systems longer than Olympus and other existing or potential competitors. Second, we are selling an advanced platform enabling us to use our line of PillCam capsules for diagnosing disorders in parts of the gastrointestinal tract other than the small bowel, while Olympus and other companies have only announced the launch of a small bowel capsule at this time. Finally, we pioneered the field of capsule endoscopy and have a patent portfolio that we believe protects critical aspects of our technology and creates technological barriers for our competitors, which may force them to enter the market with inferior products or keep them out of certain territories all together.

          In addition, we face competition from existing technologies for detecting gastrointestinal disorders and diseases, including traditional endoscopy and radiology. Our success depends in large part on convincing physicians to adopt the Given System over current technologies.

          Three companies control the major portion of the worldwide gastrointestinal traditional endoscopy market. These companies, Olympus, Pentax and Fujinon, have marketed and sold flexible endoscopic equipment for many years. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to gastroenterologists. We are aware of research and development efforts by some of these companies and other individuals and companies to develop and bring to market imaging capsules or other minimally invasive imaging techniques.

          To strengthen our competitive position, in March 2007 we signed a cooperation agreement with Fujinon Corporation. The goal of the agreement is to build closer collaboration between the companies in research and development, component sourcing, marketing and product distribution worldwide, except in Japan. Under the terms of the agreement, we and Fujinon will collaborate to develop future products for the gastrointestinal endoscopy and diagnostic field. The agreement also grants Fujinon non-exclusive rights to distribute our capital equipment and small bowel products including our RAPID workstation and data recorders, PillCam SB, and AGILE Patency capsules in certain countries worldwide, which will be determined by the two companies on a case-by-case basis.

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

U.S. Government Regulation

FDA Clearance and Regulation of the Given System

          In August 2001, we received clearance from the FDA to market the Given System in the United States for adjunctive use in the detection of abnormalities of the small intestine. In 2003, based on review of a meta-analysis of data from 32 studies in a total of 691 patients, the FDA approved the removal of the adjunctive labeling, with the result that the Given System can now be marketed in the United States as a standalone tool for the detection of abnormalities of the small intestine. In 2003, we received two further clearances from the FDA: first, for a suspected blood indicator, a new feature of the Given System which automatically marks images that contain the color red and which therefore correlate with the existence of suspected bleeding, and, second, for use of the PillCam capsule in children aged 10 through 18. In November 2004, we received FDA marketing clearance for our PillCam ESO video capsule and for the advanced RAPID software and data recorder. In December 2005, we received clearance to market a more enhanced version of our RAPID software, RAPID 4.0, and in May 2006 we received clearance to market our RAPID Access and the AGILE Patency capsule and scanner.

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

          De Novo Classification. If the FDA denies 510(k) clearance of a device because it is novel and an adequate predicate device does not exist, the “de novo classification” procedure can be invoked based upon reasonable assurance that the device is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA grants the request, the device is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted. We received our original FDA clearance for the Given System pursuant to the de novo classification procedure which is intended for novel but low risk devices. Our application for clearance under the de novo classification procedure included clinical data from a non-significant risk study. We cannot be sure that future studies of the Given System in the United States will be eligible for the same abbreviated regulatory treatment.

          Premarket Application Approval Process. If the FDA denies 510(k) clearance for a product and denies de novo classification, the product must follow the premarket application approval process, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. A premarket application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. After approval of a premarket application, a new premarket application or premarket application supplement is required in the event of a modification to the device, its labeling or its manufacturing process. The premarket application approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years or longer.

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

Anti-Kickback and False Claims Laws

          In the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices such as Given, by limiting the kinds of financial arrangements (including sales programs) we may have with hospitals, physicians and other potential purchasers of the medical devices. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payers for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Since we are providing coding and billing advice to purchasers of our products, and since we cannot be sure that the government will regard any billing errors as inadvertent, we could be subject to an enforcement proceeding in a case where our advice was deemed to have caused the submission of improper claims.

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

Regulation in Europe

          Commercialization of medical devices in member countries of the European Union is regulated by directives adopted by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products. We received our initial authorization to affix the CE mark to the Given System in May 2001 and have since received such authorization for other products. We have authority to affix the CE mark to all our products that are currently commercially available in the European Union. Most recently, we received the CE mark for our new PillCam COLON in October 2006. To date, we successfully passed all annual re-certification for compliance with ISO 9001:2000, ISO 13485:1996 and ISO 13485:2003 and the CE mark, including the 2006 re-certification.

          If we modify the Given System, we may need to apply for permission to affix the CE mark to the modified product. Additionally, we will need to apply for a CE mark for any new products that we may develop in the future. We cannot be certain that we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions that we receive. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

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

          In all of the countries in which we are currently selling the Given System we have either received regulatory approval or clearance or been informed that approval or clearance is not required. Renewals or updates of the regulatory status of our products in all these countries are done annually.

          In Japan, we received regulatory clearance to market our RAPID workstation and PillCam SB capsule in April 2007. Regulatory clearance to market the Given System in Japan is important, but is not likely to result in significant revenues in Japan until reimbursement is available, which could occur as early as the fourth quarter of 2007, but is more likely to occur in 2008. Furthermore, marketing our other products in Japan will require additional, product-specific regulatory clearances. We intend to submit applications for at least a few additional products in 2007. Generally, the process for obtaining marketing clearance for medical device in Japan could range from six months for products with only very minor modifications from previous cleared product versions to a few years in case of a completely new device.

Third-Party Reimbursement

Reimbursement in the United States

          In the United States, healthcare providers that purchase medical devices generally rely on third-party payers, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations, to reimburse all or a portion of the cost of the devices, as well as any related healthcare services utilizing the devices. FDA clearance does not result in coverage and reimbursement by third-party payers.

          Coding. Generally, a current procedural terminology, or CPT, code is necessary to facilitate claims for reimbursement. If a procedure is not covered by an appropriate existing code, an application for a new code can be made to the American Medical Association, or AMA. However, this process can be lengthy, typically taking two or more years before the new code is effective. In the meantime, claims may be submitted using a miscellaneous CPT code or using a temporary G-code, if one is established by the Department of Health and Human Services’ Centers for Medicare and Medicaid Services, or CMS. In December 2002, CMS established a temporary G-code specifically for capsule endoscopy. In October 2003, the American Medical Association assigned a permanent CPT code for capsule endoscopy of the small bowel, effective January 1, 2004. With the assignment of the permanent CPT code for capsule endoscopy of the small bowel, the temporary G-code was abolished. In November 2006, the AMA and CMS assigned a permanent CPT code for capsule endoscopy of the esophagus, effective January 1, 2007.

          For capsule endoscopy of the small bowel performed in a physician’s office, the CPT code includes a global value for both the technical and the professional components of the procedure. In the outpatient hospital setting, claims are submitted using the CPT code and paid by Medicare under the Ambulatory Payment Classification, or APC, which covers the technical component and includes the cost of the facility and supplies related to the procedure. The physician is paid separately for the interpretation. In January 2003, CMS established a New Technology APC for capsule endoscopy of the small bowel in the hospital outpatient setting and, in November 2004, CMS reclassified the APC into a GI diagnostic category for payment in an outpatient hospital setting, effective January 1, 2005.

          For capsule endoscopy of the esophagus performed in a physician’s office, the CPT code includes a global value for both the technical and the professional components of the procedure. In the outpatient hospital setting, claims are submitted using the CPT code and paid by Medicare under the APC, which covers the technical component and includes the cost of the facility and supplies related to the procedure. The physician is paid for the interpretation separately. In November 2005, CMS assigned an upper gastrointestinal (GI) diagnostic category APC for capsule endoscopy of the esophagus in the hospital outpatient setting effective January 2006.

          Reimbursement Coverage. A payor’s decision to cover a device or medical procedure is independent of the coding process, although the existence of an appropriate CPT code and APC may assist in obtaining coverage. Generally, payers may deny coverage if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental or was used for an unapproved indication. During the past several years, the major third-party payers have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs.

          Third-party payers in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and as of December 31, 2006, most Medicare carriers and private payers, with a total insured population in the United States of approximately 209 million individuals, also cover capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies.

          Almost all of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. We intend to continue our efforts to establish the Given System as a primary tool administered to patients with suspected disorders of the small bowel and to convince third party payers to provide reimbursement coverage for capsule endoscopy as a primary diagnostic tool by presenting to them economic and health outcomes analyses showing the benefits of using the PillCam SB capsule as a primary diagnostic tool. To this end, the peer-reviewed journal Disease Management published in its Winter 2004 issue an economic analysis of using PillCam SB capsules as a first-line tool for diagnosing patients with suspected Crohn’s disease. The study, conducted by researchers at Thomas Jefferson University, concluded that using the PillCam SB capsule as a first line procedure for detecting small bowel Crohn’s disease is less costly from a third-party payor perspective than existing diagnostic approaches. This publication supports the company’s efforts to convince payers to revise policies to cover PillCam SB capsules when performed as a first line procedure in patients with suspected Crohn’s disease. As a result of these efforts, in 2006 several third-party payers issued new or updated policies that do not require endoscopy or other procedures prior to performing small bowel capsule endoscopy. As of December 31, 2006, approximately 18 million individuals in the United States now have coverage under these new or updated policies.

          As of January 31, 2007, approximately 6.6 million individuals in seven states had reimbursement coverage for capsule endoscopy of the esophagus using our PillCam ESO capsule. Numerous payers are reimbursing this procedure on a case-by-case basis. We expect that the assignment of a permanent CPT code for capsule endoscopy of the esophagus in November 2006, effective January 2007, will facilitate coverage of esophageal capsule endoscopy by additional third-party payers during 2007. We have established a toll-free reimbursement help-line whereby reimbursement specialists assist our customers in the process of submitting prior authorizations, claims and appeals in the event of a denial.

          Reimbursement Rates. Even if a device or medical procedure is covered, reimbursement rates must be adequate for most providers to use it routinely. Reimbursement rates vary depending on the third-party payor and individual insurance plan involved, the procedure performed and other factors. Medicare reimbursement for inpatient hospital services is based on a fixed amount per admission based on the patient’s specific diagnosis. As a result, any illness to be treated or procedure to be performed in an inpatient setting will be reimbursed only at a prescribed rate set by the government that is known in advance to the hospital. If the treatment cost is less, the hospital is still reimbursed for the entire fixed amount; if it costs more, the hospital cannot bill the patient for the difference. However, the Given System is not subject to these restrictions for hospital inpatients services because the capsule endoscopy procedure is reimbursed by Medicare under the outpatient regulations, which allows for separate reimbursement. Medicare is covering the capsule endoscopy procedure under the outpatient regulations because the Given System is purchased for placement in an outpatient setting, where patients are not admitted to a hospital as an in-patient for the capsule endoscopy procedure.

          In 2006, the national average global fee for physicians paid by Medicare under the CPT code for capsule endoscopy of the small bowel for a procedure in a physician’s office was $987, an increase of less than 1% compared to 2005. The national average physician fee paid by Medicare when the procedure was performed in an outpatient hospital was $189, an increase of 2% compared to 2005. These payment rates are modified annually. Effective January 1, 2007, the national average global fee paid by Medicare for a procedure in a physician’s office was decreased to $955 and the physician fee for the professional component of a hospital outpatient procedure was decreased to $180. Effective January 1, 2007, the national average payment rate to the hospital for the technical component increased to $583 from $538 in 2006, due to an increase in the APC rate for gastrointestinal small bowel procedures classified under APC 142. For capsule endoscopy of the esophagus, effective January 1, 2007, the national average global fee paid by Medicare for a procedure in a physician’s office is $743. The national average physician fee paid by Medicare in an outpatient hospital setting is $53 and the national average payment rate to the hospital for the technical component is $511, under the APC code for upper gastrointestinal procedures.

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

          In Europe, the population with reimbursable access to capsule endoscopy grew to approximately 166 million at the end of 2006, compared to approximately 110 million at the end of 2005. This increase was the result of obtaining additional private reimbursement in Spain, Israel and the Czech Republic. The number of people in Europe with reimbursement for expanded indications at the end of 2006 increased to approximately 101 million, from 87 million at the end of 2005. In addition, the French National Authority for Health (HAS) has completed the first step in advancing universal reimbursement for PillCam SB capsule endoscopy for over 60 million French citizens. In late July, the HAS published a report that highly recommends the use of PillCam SB in patients with obscure gastro-intestinal bleeding and Crohn’s disease following inconclusive first-line tests. The HAS advises the French government on decisions related to the reimbursement of medical products and services. Receiving the code and recommendation for reimbursement from the HAS is regarded as the pivotal step toward achieving universal reimbursement for PillCam SB in France. The next and final step will be for UNCAM

(Union Nationale des Caisses Assurances Maladies) to set a monetary value for the code, which may occur in the second half of 2007.

          In Australia, reimbursement has been approved for all residents who hold Australian and/or New Zealand citizenship, providing coverage for approximately 20 million residents.

          While coverage in Austria, Switzerland, Spain, Germany and Australia is generally limited to the indication of suspected small intestinal bleeding, the public healthcare systems in the Czech Republic, Denmark, Italy, Israel, Portugal, Sweden and the United Kingdom cover capsule endoscopy for broader indications, including suspected Crohn’s disease. We cannot provide any assurance that we will obtain any additional approvals in a timely manner or at all.

Patency System

          As of the date of this annual report, we have not received any reimbursement approvals for the Patency System.

C.	ORGANIZATIONAL STRUCTURE

          Given Imaging Ltd. is organized under the laws of the State of Israel and, as of December 31, 2006, held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Country of Incorporation	Percentage Ownership

Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	United States	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging KK	Japan	51

D.	PROPERTY, PLANTS AND EQUIPMENT

          We have a total of approximately 10,300 square meters (approximately 110,869 square feet) in Yoqneam, Israel, hosting our corporate headquarters and a number of production lines, under a lease that expires in December 31, 2015.

          We believe that our existing facilities will be adequate to meet our needs in Israel for the foreseeable future.

          Our subsidiaries are party to the following leases:

•	Given Imaging, Inc. leases 2,318 square meters (24,919 square feet) of office space in Duluth, Georgia under a new three-year lease;

•

Given Imaging GmbH leases approximately 818 square meters (8,801 square feet) of office space in Hamburg, Germany, pursuant to a lease for an indefinite term that may be terminated by us or the landlord with an advance notice of six months;

•	Given Imaging Pty. Ltd. leases 244 square meters (2,626 square feet) of office space in North Ryde, Australia, pursuant to a lease that expires in February 2011;

•

Given Imaging s.a.s. leases a total of 241.5 square meters (2,598 square feet) of office space in Paris, France, consisting of 168 square meters (1,808 square meters) pursuant to a lease that expires in September 2010 and that may be terminated by us at the end of each three year period upon six months’ notice and additional 73.5 square meters (791 square feet) pursuant to a lease that expires in January 2012 and that may be terminated by us at the end of October 2008.

•

Given Imaging K.K. leases 103 squares meters (1,114 square feet) of office space in Tokyo, pursuant to a lease that expires on December 31, 2007, subject to our right to terminate the lease at any time upon six months’ prior notice.

ITEM 4A. UNRESOLVED STAFF COMMENTS

          Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Overview

          We develop, manufacture and market innovative diagnostic products for disorders of the gastrointestinal tract. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule, which we refer to as the PillCam capsule, that is easily ingested by the patient and delivers high quality color video in a noninvasive manner. In 2001, we commenced marketing the Given System with the PillCam SB capsule for detection of disorders of the small bowel. As of December 31, 2006, we had an installed base of nearly 3,500 Given Systems and had sold over 470,000 PillCam SB capsules in more than 60 countries worldwide. Since November 2004, we also market and sell our PillCam ESO capsule for visualization of the esophagus. We market the PillCam ESO video capsule in the United States through a strategic marketing and sales alliance with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. We have also developed a patency capsule, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam capsules. We launched the first generation of our patency capsule in Europe in November 2003. In May 2006, following receipt of FDA clearance, we began marketing and selling a new patency capsule, which we call the AGILE capsule in the United States. We also sell the AGILE capsule in Europe.

          Our long-term objective, subject to further development and receipt of regulatory clearances and/or approvals, is to establish the Given System as a platform for diagnosis of disorders in all parts of the gastrointestinal tract and the PillCam capsules as a primary diagnostic administered to patients with such suspected disorders. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures. In furtherance of these objectives, in October 2006, we completed the development of our first generation PillCam COLON capsule and received the CE mark to market this capsule throughout the European Union. In December 2006, we submitted this capsule for FDA clearance, which we expect to receive in 2007. We plan to release the PillCam COLON for sale gradually into cleared markets following the completion of ongoing clinical trials and obtaining regulatory clearance for a new version of our RAPID software, RAPID 5.0, which is required for optimal performance of a capsule endoscopy procedure with this capsule.

          We were incorporated in Israel in January 1998. We raised approximately $53.2 million of net proceeds in our initial public offering and were listed on the Nasdaq Global Market in October 2001. We completed a follow-on offering in June 2004 in which we raised additional net proceeds of $44.3 million. Since March 2004, our shares have also been listed on the Tel Aviv Stock Exchange. Since our inception, we have devoted substantially all of our resources to developing the Given System, performing clinical trials and marketing and selling the Given System and PillCam capsules.

Revenues

          We derive our revenues from sales of the Given System, consisting of a RAPID workstation, a portable data recorder, and disposable PillCam capsules, and from recurring sales of our PillCam capsules to our installed base. We also derive a small portion of our revenues from post-sale customer support contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. We also derive limited revenues from sales of our AGILE Patency System.

          Revenue breakdown. In the early years since we commenced sales of the Given System, the majority of our revenues came from sale of the Given System to new customers. However, with nearly 3,500systems now installed worldwide, of which nearly 2,200 are in the United States, a substantial majority of our revenues is generated from reorders of our PillCam capsules, particularly PillCam SB capsules, by existing customers. The proportion of our revenues derived from sales of capital equipment components of the Given System, such as the Rapid workstations and portable data recorders, and revenues derived from sales of the PillCam capsules, which generate recurring sales, is an important indicator of our results of operations. In recent years, we have seen a gradual increase in the share of revenues generated from recurring sale of our PillCam capsules. In 2006, we derived 80.4% of our revenues from sales of the PillCam SB capsule compared to 72.1% of our revenues in 2005 and 64.0% of our revenues in 2004. Sales of the PillCam ESO capsule, which began at the end of November 2004, represented 1.5% of our revenues in 2006, compared to 5.0% of our revenues in 2005. We expect that a substantial majority of our revenues in the future will continue to come from recurring sales of our PillCam capsules

          The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	$			% of annual revenues

	2004	2005	2006	2004	2005	2006

	(in thousands)
Workstations and data recorders	18,669	16,145	12,513	28.7	18.6	13.2
PillCam SB capsule	41,622	62,528	76,360	64.0	72.1	80.3
PillCam ESO capsule	1,829	4,384	1,438	2.8	5.1	1.5
Patency system and capsule	188	174	353	*	*	*
Service	2,712	3,545	4,365	4.2	4.2	4.6

Total	65,020	86,776	95,029	100.0%	100.0%	100.0%

*	Less than 1%.

          Workstations and data recorders. In 2006, our revenues from the sale of workstations and data recorders decreased compared to our revenues from the sale of these products in 2005. This continues the trend that started in 2005 compared to 2004. The decrease in revenues from sale of capital equipment is attributable to both lower quantities of workstations and date recorders sold and lower average selling price. We believe that we sold a smaller number of workstations and data recorders due to our already existing significant installed base, which is not likely to grow at historical rates or at all since a majority of gastroenterologists in the United States already have access to a capsule endoscopy system. Another important reason for this decrease in sales of capital equipment was our continued focus on increasing utilization and reorders of the PillCam SB capsule over capital equipment sale. For example, in 2006, we revised the compensation plan of our U.S. sales force so that a higher portion of their potential income is coming from sales of capsules rather than sales of computer workstations.

          In addition, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment or replace older equipment of many customers with newer versions of our capital equipment at a reduced price. This resulted in a lower average selling price for our capital equipment and contributed to the decline in revenues.

          In 2007, revenues from sales of workstations and data recorders may increase due to the recent clearance we received to market our system and Pillcam SB capsule in Japan. Generally, however, we believe that a growing portion of our revenues in the foreseeable future will come from the sale of capsules compared to capital equipment.

          PillCam SB. Substantially all of our revenues from capsule sales were attributed to sales of the PillCam SB capsule, which we began selling worldwide in the fourth quarter of 2001. We expect recurring sales of the PillCam SB capsule to continue to account for a substantial majority of our revenues from capsule sales in 2007. The primary reasons for this expected growth are:

•	Most small bowel indications for which the PillCam SB capsule is used are covered by federal and private reimbursement policies.

•

In 2006, several reimbursement policies began covering small bowel capsule endoscopy as a primary diagnostic tool, without the requirement to perform other diagnostic procedures prior to using the PillCam SB capsule. We expect this trend to continue in 2007, which we believe will result in more capsule endoscopy procedures of the small bowel being performed.

•

Our sales force is primarily focused on selling capsules and the market for the PillCam SB capsule is currently a more developed market compared to the market for our PillCam ESO capsule or PillCam COLON capsule.

•	Receiving regulatory clearance to market the PillCam SB capsule in Japan in April 2007.

          PillCam ESO. We market the PillCam ESO in the Unites States through an exclusive sales representation, co-promotion and cooperation agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a business division of Ethicon Endo-Surgery established to market products to the gastroenterology market, has exclusive rights to market our PillCam ESO capsule in the United States.

          During 2005 and 2006, sales of our PillCam ESO were insignificant due primarily to the lack of permanent dedicated CPT code for the esophageal capsule endoscopy procedure and third-party reimbursement coverage, as well as limited clinical data to support widespread use of the PillCam ESO capsule. As a result, we amended our agreement with InScope to adjust our relationship to existing market conditions and expectations. For details regarding the amended agreement, see “Item 4 – Information on the Company – Business Overview – Marketing and Distribution.”

          In the fourth quarter of 2006, a permanent CPT Code was assigned to our PillCam ESO capsule by the American Medical Association, or AMA, and the Center for Medicare and Medicaid Services, or CMS, and we saw the first third-party reimbursement coverage for procedures with the PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease. In addition, in late 2006, we completed a large multi-center study to evaluate the use of PillCam ESO in the evaluation of esophageal varices in patients diagnosed with cirrhosis of the liver. As of January 31, 2007, approximately 6.6 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices. Reimbursement coverage for the use of PillCam ESO in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices, is not expected before additional clinical data supporting such use is available.

          With initial reimbursement in place, the existence of favorable clinical data to support to use of PillCam ESO in the evaluation of esophageal varices and the readjustment of our relationship with InScope, we believe the demand for our PillCam ESO capsule will increase gradually beginning in 2007, particularly for the varices indication. However, we expect that in 2007 sales of PillCam ESO will continue to be small compared to sales of our PillCam SB. We expect a more significant increase in sales of PillCam ESO when there is clinical data and reimbursement to support and cover the use of this capsule in GERD patients. We intend to focus on the GERD market only when the next version of our PillCam ESO capsule is available, which we expect to occur in late 2007.

          PillCam COLON. In late 2006, we completed the development of the first version of our PillCam COLON capsule for visualization of the colon and received the CE mark that permits us to market and sell this capsule in Europe. We have also submitted this capsule for FDA clearance in the United States in December 2006. PillCam COLON is the third video capsule we developed. We believe the launch of this capsule reinforces the Given System platform as the leading product for capsule endoscopy. It demonstrates our commitment to this field and has an important competitive advantage.

          Since PillCam COLON is our newest product and has not yet received FDA marketing clearance in the United States, there can be no assurance that we will be able to achieve widespread market acceptance of the PillCam COLON as superior to existing technologies for visualization of the colon. We believe the following are important factors in determining the success of this product in the foreseeable future:

•

Our ability to complete the development, receive regulatory clearance and successfully market and sell a further advanced version of our RAPID software, which we refer to as RAPID 5.0. RAPID 5.0 will be required for optimal performance of capsule endoscopy of the colon. We expect that RAPID 5.0 will be commercially available by the fourth quarter of 2007.

•

Receipt of FDA marketing clearance in the United States. We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.

•

The existence of clinical data sufficient to support the use of the PillCam COLON for visualization of the colon as compared to other colon visualization methods. If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell this capsule.

•

The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent “current procedural terminology”, or CPT, code, and for private third-party payers to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure.

•	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule, which is accepted by physicians and patients.

          We believe that there is a significant market and a long-felt need among physicians and patients for a simple, cost-effective and non-invasive technique for visualization of the colon and colorectal cancer screening. We believe that the biggest market opportunity for the PillCam COLON capsule is as a tool for colorectal cancer screening. According to guidelines of professional associations in the United States, more than 40 million people need to be screened each year in the United States, yet patient compliance is only around 40 percent. We believe that the PillCam COLON procedure will eventually provide a less invasive alternative to traditional colonoscopy. However, further capsule and procedure development as well as significant additional clinical data to support the use of this capsule as a screening tool are necessary before we can realize this market opportunity. Based on the results from the two initial clinical studies with PillCam COLON and currently available technology, we plan to initially market PillCam COLON in Europe and, following FDA clearance, in the United States, for visualization of the colon in patients who are unable or unwilling to undergo traditional colonoscopy or in cases of incomplete colonoscopies.

          We plan to release this product for sale gradually, following completion of additional clinical trials that are underway in Europe and the U.S. We do not expect that the PillCam COLON capsule will contribute significantly to our revenues in 2007 for the following reasons:

•

Our newest software version, RAPID 5.0, that is required for optimal performance of a capsule endoscopy of the colon with our PillCam COLON, is expected to be commercially available in the fourth quarter of 2007;

•	FDA clearance for the PillCam COLON capsule is not expected before mid-2007;

•	Clinical data for the PillCam COLON is limited; and

•	Reimbursement for the PillCam COLON procedure does not exist at this early stage and is not expected in 2007.

           PillCam capsule reorders. The portion of our total revenues resulting from recurring capsule sales is an important indicator for measuring our results of operations because it indicates the level of adoption by physicians of the Given System. We seek to increase the level of recurring sales of our PillCam capsule by a number of methods, including:

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

          To achieve this, in 2006 we increased the number of field sales representatives in the United States from 46 to 71 and decreased the number of accounts per sales representative to allow our sales representatives to spend more time at the physicians’ offices and increase the frequency of contact with our customers. We also adjusted the compensation plan of our sales force to offer a greater reward for capsule sales. In addition, we continued our efforts to revise reimbursement coverage for the PillCam SB procedure and as of December 31, 2006, approximately 18 million individuals in the United States had reimbursement coverage for PillCam SB as a primary diagnostic tool, without a requirement to first undergo other diagnostic tests. Finally, we continued with our market education activities.

          The following table sets forth information for the periods indicated regarding the total numbers of PillCam SB capsules sold and the percentage of revenues derived from such sales which represent reorders:

	2004	2005	2006

Total number of PillCam SB capsules sold*	90,400	135,500	165,000
Number of PillCam SB capsule sales representing reorders	83,850	128,760	155,840
% of revenues from capsule sales that represent reorders	92.7%	95%	94.4%

*

Sales of PillCam ESO began only in November 2004 and reorders in 2005 and 2006 were negligible primarily due to the lack of reimbursement. Accordingly, reorders of PillCam ESO are not included in the above table.

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

          Geographical breakdown

          We derived 70% of our revenues in 2006 from the United States compared to 74% in 2005. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	2004	2005	2006

United States	72%	74%	70%
Europe	21%	19%	22%
Rest of World	7%	7%	8%

          We expect that a significant portion of our revenues in the foreseeable future will continue to come from the United States, mainly due to our ability to leverage existing market share to generate additional sales, a favorable reimbursement system and general acceptance of new technologies among physicians. In Japan, we finally received marketing clearance for the Given System and our PillCam SB in April 2007 and began selling the Given System there. Since Japan is a new market, we expect to initially focus on the placement of systems in order to expand our market penetration. However, we do not expect to generate significant revenues from sales in Japan before these products are also approved for reimbursement by Japanese authorities, which could occur as early as the fourth quarter of 2007, but is more likely to occur in 2008. Behind the United States, Japan is considered one of the largest market in the world for medical devices for use in the gastrointestinal tract. Therefore, we believe that the Japanese market represents a significant growth opportunity for our business in 2008 and beyond.

          Reimbursement

          We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect the proportion of our revenues that are derived from sales in the United States. Availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase the Given System and perform capsule endoscopy procedures. Once a payor has decided to provide reimbursement for use of the Given System, the level of reimbursement coverage provided also becomes a key factor in a physician’s decision. We estimate that as of December 31, 2006, reimbursement for small bowel capsule endoscopy was available worldwide to approximately 400 million people of which approximately 209 million are located in the United States. Most reimbursement policies in the United States provide coverage for a number of small bowel indications, including obscure bleeding, suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. In Europe, reimbursement for capsule endoscopy was available for approximately 166 million people as of December 31, 2006 compared to approximately 110 million people at the end of 2005, and reimbursement for expanded indications, such as Crohn’s disease and other small bowel disorders was available for approximately 101 million people at the end of 2006, compared to approximately 87 million at the end of 2005. We believe the reimbursement process in France could be completed in the second half of 2007, which will result in coverage for approximately 60 million people. This represents a significant growth opportunity for us in Europe in the foreseeable future. Finally, reimbursement is available for approximately 20 million individuals in Australia and New Zealand.

          In addition to continuing our efforts to expand reimbursement coverage, we have made significant efforts in educating our customers regarding coverage conditions and rates. For example, we hired additional personnel for our reimbursement department to maintain more frequent contact with existing and potential payers on the one hand, and with our customers on the other hand. We believe that increased customer awareness and knowledge is important to remove any misunderstandings that may exist among physicians regarding the availability of reimbursement or coverage rates and to allow more patients the benefit of our technology. We also maintain a reimbursement telephone support line to respond directly to inquiries from customers.

          In 2006, we also continued our efforts to establish the PillCam SB capsule as a primary diagnostic tool for patients with suspected disorders of the small bowel and to convince third party payers to provide reimbursement coverage for capsule endoscopy as a primary diagnostic tool. Coverage as a primary diagnostic tool means that physicians will be able to prescribe the PillCam SB capsule in the first instance, without the requirement to perform any previous diagnostic procedure. We believe this could increase physicians’ use of the PillCam SB capsule. To convince the payers, we will need to present to them economic and health outcomes analyses showing the benefits of using the PillCam SB capsule as a primary diagnostic tool. As a result of these efforts, approximately 18 million individuals in the United States had reimbursement coverage for PillCam SB as a primary diagnostic tool, as of December 31, 2006.

          Effective January 1, 2007, the national average global fee paid by Medicare for a procedure in a physician’s office was decreased to $955 and the physician fee for the professional component of a hospital outpatient procedure was decreased to $180. Reimbursement rates may also be modified in the future. Based on recent history, we do not expect that modest changes to reimbursement rates will have a material effect on our business.

          In 2006, we also obtained a permanent CPT code for the esophageal capsule endoscopy procedure with our PillCam ESO that became effective January 1, 2007. We have also obtained the first few reimbursement policies for this procedure with 6.6 million individuals in the United States covered as of January 31, 2007.

          Competition

          In October 2005, Olympus Corporation launched a competing capsule endoscopy system and began sales in Europe and Australia. Olympus displayed its capsule endoscopy system at several trade shows, won some tenders published by public hospitals in Europe, and delivered a number of its capsule endoscopy systems to customers in Europe and Australia. In addition, based on publicly available information, Olympus is also conducting clinical trials in the United States and submitted an application to the FDA seeking clearance to market its capsule endoscopy system in the United States. According to public sources, Olympus is also seeking regulatory clearance to market its capsule endoscopy system in Japan. In addition to Olympus, a Chinese company is selling its capsule endoscopy systems in China at lower prices than us and presented its systems at industry trade shows outside Asia. Finally, according to publicly available information, a South Korean company reported that it successfully completed clinical trials of a capsule endoscopy system in 2006 and applied for regulatory clearance to market this system in South Korea.

          The effect of competition from Olympus or other possible direct competitors is uncertain. On the one hand, we may lose market share, be forced to reduce the price of our products or experience delays in completing sales as a result of a longer decision making process among potential customers. On the other hand, however, we believe that the entry of Olympus into the capsule endoscopy market further validates the market opportunity of our PillCam platform and may result in greater market acceptance of our products, which we believe have a number of advantages over competing products. First, we have a first-to- market advantage, a large installed base of customers and have been concentrating on the development and sale of capsule endoscopy systems longer than Olympus and other potential competitors. Second, we have an advanced platform enabling us to use our line of PillCam capsules for diagnosing disorders in areas of the gastrointestinal tract in addition to the small bowel, while Olympus only has a small bowel capsule at this time and has not announced the development of other capsules. Third, we believe our technological solution, and in particular our software solution, is superior to the products introduced by competitors. Finally, we pioneered the field of capsule endoscopy and have a patent portfolio that we believe protects critical aspects of our technology and creates technological barriers for our competitors, which may force them to enter the market with inferior products or keep them out of certain territories.

Customers and customer concentration

          We market and sell the Given System through a direct sales force in the United States, Germany, France, Australia and Israel. We rely on third-party distributors in international markets outside these countries. We sell the Given System primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2006, we derived $15.7 million, or 16.5%, of our revenues from sales to local distributors, compared to $11.9 million, or 13.7% in 2005. Our direct sales revenues are derived from a large number of individual customers and have higher gross margins. In 2006, no single direct sales customer accounted for more than 0.6% of our revenues and no single distributor accounted for more than 2.5% of our revenues. It is our policy to require collateral or security in connection with sales to distributors. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

Cost of revenues and gross margins

          Cost of revenues consists primarily of materials, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff who assemble our products, royalties payable to the Office of the Chief Scientist, warranty costs and product liability insurance.

          The principal factors affecting our gross margins are related to the volume of PillCam capsules we sell, the sale prices, the product mix, namely the proportion of our revenues derived from sales of workstations and portable data recorders, compared to sales of the PillCam capsules, as well as the percentage of our sales made as direct sales. In general, our gross margins from capsule sales are higher than our average gross margins from sales of capital equipment, such as workstations and data recorders. A primary reason for the lower gross margins is that from time to time, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment or replace older equipment of many customers with newer versions of our capital equipment at a reduced price or at no charge. In addition, our gross margins in territories in which we use our direct sales force are generally higher than our gross margins in territories in which we market and sell our products through third-party distributors.

Operating expenses

          Research and development. Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of, and enhancements to, the Given System, salaries and related personnel costs, clinical studies and obtaining regulatory approvals, patent costs, sponsored research costs and other expenses related to our product development and research program. We expense our research and development costs as they are incurred. “Research and development expenses, net” are net of grants received from the Israeli Government through the Office of the Chief Scientist of the Ministry of Industry and Trade. We plan to continue investing in research and development, as we enhance the Given System, pursue the development of new products and perform more clinical trials to drive continued expansion of reimbursement for the PillCam capsules worldwide.

          Sales and marketing. Our sales and marketing expenses consist primarily of salaries, commissions to our sales force, travel and related costs for our internal sales staff and costs related to marketing activities such as medical meetings, medical training and education, trade shows, and promotional and public relations activities, as well as costs associated with development of our website. We expect that our selling and marketing expenses will increase in the future as we increase sales of PillCam capsules, further expand our sales and marketing team, expand our educational activities and expand our promotional efforts. Our marketing expenses include commissions we pay InScope under our exclusive sales representation, co-promotion and cooperation agreement for the marketing of the PillCam ESO capsule. Under this agreement, we pay InScope commissions on sales in the United States at a rate of 50% on the sale of the PillCam ESO capsule and 10% on sales of capital equipment parts of the Given System, including workstations and data recorders, to customers that use the PillCam ESO capsule. Accordingly, our marketing expenses may increase if sales of our PillCam ESO capsule increase. Under the terms of the agreement, as of December 31, 2006, we received from InScope milestone payments totaling $25 million. We expect to receive an additional $25 million, plus 7% interest annually, in six installments beginning in January 2008. We record these milestone payments as a reduction of commission expenses and will recognize them ratably over the term of the agreement, which is 15 years. Subject to achieving specified minimum sales targets and meeting certain other conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year transition period during which InScope’s marketing rights will be co-exclusive with our rights.

          General and administrative. Our general and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, insurance premiums, and legal, accounting and consulting expenses. We expect general and administrative expenses to increase significantly in 2007, primarily as a result of legal expenses associated with our patent litigation in the United States against Olympus.

          Equity-based compensation. Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. In December 2004, the Financial Accounting Standard Board, or FASB, issued a new Financial Accounting Standard, FAS 123R, that requires companies, including Given Imaging, to recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees. Effective January 1, 2006, we have adopted FAS 123R using the modified prospective method for the valuation of our equity-based compensation. The adoption of FAS 123R resulted in the recognition of $5.2 million of additional compensation expense in 2006 and, consequently, has had a material impact on our earnings per share. Had FAS123R been in effect during 2004 and 2005, our resulting compensation expense from the granting of options would have been $13.4 million and $10.3 million, respectively. In 2007, we expect to continue our practice of granting stock options and other equity awards to our directors, officers, employees and consultants. The resulting compensation expenses in 2007 will be impacted by various factors, including the number of options we grant and their fair value at the date of grant.

          Financing income, net. Financing income, net consists primarily of interest earned on our cash balances, income from marketable securities and foreign exchange gains or losses, net of financing expenses. Financing expenses consist primarily of bank fees and currency fees.

          Taxes. In 2006, Israeli companies were generally subject to income tax at the corporate tax rate of 31%. This tax rate has been reduced to 29% in 2007 and is expected to be gradually reduced to a rate of 25% by 2010. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in “Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

          We recorded a deferred tax asset of $1.4 million as of December 31, 2006. On a regular basis, we estimate our actual current tax exposure and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The deferred tax asset represents our assessment of accumulated losses that could be carried forward to future years to reduce taxable income in those future years. We consider projected future taxable income and tax planning strategies in making this assessment. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. The deferred tax asset may be realized over time, depending upon the generation of future taxable income during the periods in which those accumulated losses become deductible.

          Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Based upon our projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of this deferred tax asset. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

          Minority share in losses (profits) of subsidiary. Minority share in losses (profits) of subsidiary consists of the losses attributed to the 49% interest of minority shareholders in our 51% controlled Japanese subsidiary, Given Imaging KK.

Critical Accounting Policies

          Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in the second quarter of 2001. Our critical accounting policies include:

•

Revenue recognition. We recognize revenues from sales of the Given System upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize revenue based on the term of the support period, which is generally a one-year period following the sale. The fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the standard warranty period for our products.

•

Warranty costs. Our products are usually covered by a one-year warranty following sale. We accrue estimated warranty costs at the time of shipment. Our warranty reserve is based on our best estimate of the amounts necessary to settle future claims on products sold as of the balance sheet date based on contractual warranty rights and our historical experience of the frequency of failures of our products which are not covered by warranties that our suppliers give to us. The amount of our estimated warranty liability is currently approximately 3.0% of the sales of such products and may change if the costs incurred due to product failures increase in the future. In 2006, our warranty costs did not exceed our reserve of $18,000. In the event of any future problems with our products, we will need to increase the amount of our reserves.

•

Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and finished goods and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. We write down fully the cost of components in our inventory which we discover do not perform during the production process. As we expand and enhance our manufacturing operations, the write down of amounts of non-performing components in our inventory may change. Spare parts and raw materials that are no longer used in producing our products are written down to their fair market value. In addition, we add to the cost of finished products held in inventory the overhead from our manufacturing process.

•

Foreign currency translation. In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in our financial statements and the financial statements of our subsidiaries into U.S. dollars. Under the relevant accounting guidance the treatment of any gains or losses resulting from this translation is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary’s operations must also be considered. If any subsidiary’s functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary’s financial statements into U.S. dollars would be included as other comprehensive income. However, if the functional currency of a subsidiary is deemed to be the U.S. dollar, then any gain or loss associated with the translation of these financial statements would be included within statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for each of our subsidiaries. Therefore, all gains and losses from translations are recorded in our statement of operations and are included in determining our net income. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any foreign currency gains or losses would not affect our net income for the year presented.

•

Accounting for income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a deferred tax asset, net of $1.4 million as of December 31, 2006. Based upon our projections for future taxable income in our U.S. subsidiary over the periods in which the deferred tax assets are deductible, we believe that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

•

Accounting for Equity Awards. Effective January 1, 2006, we adopted SFAS No. 123R, which supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). However, SFAS 123R requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. We elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2006. In 2006, we recognized equity-based compensation expense under SFAS 123R in the amount of $5.2 million. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. We elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for our equity-based compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123”. As such, we computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

Results of Operations

          Our consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 are set forth below:

	Year ended December 31,

	2004	2005	2006(*)

	(in thousands)
Statements of Operations Data:
Revenues	$65,020	$86,776	$95,029
Cost of revenues	17,734	22,070	24,154

Gross profit	47,286	64,706	70,875
Operating expenses:
Research and development, gross	(7,363)	(8,833)	(12,678)
Royalty-bearing participation	1,140	1,244	1,867

Research and development, net	(6,223)	(7,589)	(10,811)
Sales and marketing	(33,652)	(43,281)	(50,732)
General and administrative	(6,916)	(9,657)	(16,027)

Total operating expenses	(46,791)	(60,527)	(77,570)

Operating profit (loss)	495	4,179	(6,695)
Financing income, net	956	762	3,980
Other expenses, net	—	—	—

Profit (loss) before taxes on income	1,451	4,941	(2,715)
Taxes on income	690	286	(127)

Profit (loss) before minority share	2,141	5,227	(2,842)
Minority share in losses of subsidiary	747	1,116	1,334

Net profit (loss)	$2,888	$6,343	$(1,508)

          * 2006 results include $0.6 million of compensation expense in research and development, $1.8 million of compensation expense in sales and marketing, and $2.8 million of compensation expense in general and administrative expenses, resulting from the grant of options.

          Our historical operating results as a percentage of net revenues for the years ended December 31, 2004, 2005 and 2006 are set forth below:

	Year ended December 31,

	2004	2005	2006

Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%
Cost of revenues	27.3	25.4	25.4

Gross profit	72.7	74.6	74.6
Operating expenses:
Research and development, gross	11.3	10.2	13.3
Royalty-bearing participation	1.7	1.4	2.0

Research and development, net	9.6	8.8	11.3
Sales and marketing	51.8	49.9	53.4
General and administrative	10.6	11.1	16.9

Total operating expenses	72.0	69.8	81.6

Operating profit (loss)	0.7	4.8	(7.0)
Financing income, net	1.5	0.9	4.2

Profit (loss) before taxes on income	2.2	5.7	(2.8)
Taxes on income	1.1	0.3	(0.1)

Profit (loss) before minority share	3.3	6.0	(2.9)

Minority share in losses of subsidiary	1.1	1.3	1.4

Net profit (loss)	4.4	7.3	(1.5)

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

          Revenues. Revenues increased by $8.2 million, or 9.5%, to $95.0 million in 2005 from $86.8 million in 2005. This increase was primarily due to an increase of $13.8 million, or 22.1%, in sales of our PillCam SB capsule and an increase of $0.8 million in service contract revenues. Approximately 97% of the $13.8 million increase in sales of the PillCam SB capsule was attributable to increases in number of capsules sold, and approximately 3% was attributable to the higher average selling price of capsules compared to 2005. The increase in service contract revenues was attributable mainly to the increased number of maintenance agreements in the United States. These increases were partially offset by a decrease of $3.6 million, or 22.5%, in revenues from sales of capital equipment, namely workstation and data recorder, and by a decrease of $3.0 million in revenues from our PillCam ESO capsules. Approximately 52% of the decrease in revenues from capital equipment sales is attributable to lower quantities and 48% of the decrease is attributable to lower average selling price. We sold a smaller number of capital equipment items primarily because a majority of gastroenterologists in the United States already have access to a capsule endoscopy system. The lower selling price is mainly due to promotional activities during the year and an increase of second systems sold to existing customers, which were sold at a significant discount.

          Cost of revenues and gross margins. Cost of revenues increased to $24.2 million in 2006 compared to $22.1 million in 2005, while gross margins remained at 74.6% in 2006, similar to 2005. The increase in cost of revenues was mainly due to an increase of $1.4 million in consumption of raw materials, an increase of $0.3 million in labor expenses and an increase of $0.6 in other manufacturing costs. The increase was slightly offset by a decrease of $0.2 million in royalties payable to the Office of the Chief Scientist.

          Research and development. Gross research and development expenses increased by $3.9 million, or 43.5%, to $12.7 million in 2006 from $8.8 million in 2005. This increase was due mainly to a $1.4 million increase in labor expenses, $0.6 million of stock-options compensation expenses as a result of the adoption of FAS 123R, an increase of $0.6 million in investments in R&D projects, an increase of $0.7 million in investments in clinical trials and an increase of $0.5 million in other expenses.

          Research and development expenses, net of grants received from the office of the Israeli Chief Scientist, totaled $10.8 million in 2006, compared to $7.6 million in 2005. Grants totaling $1.9 million were received in 2006 compared to $1.2 million received in 2005. In both years, the grants were received for new products under development.

          Sales and marketing. Sales and marketing expenses increased by $7.4 million, or 28.6%, to $50.7 million in 2006 from $43.3 million in 2005. This increase consisted primarily of an increase of $6.1 million in employment-related expenses due to increased number of sales and marketing employees, mainly in the United States, an additional $1.8 million of stock options-related compensation expenses as a result of the adoption of FAS 123R, an increase of $1.0 million in expenses related to our participation in trade shows and other marketing events, an increase of $0.5 million in clinical and regulatory activities in Japan and an increase of $0.8 in travel expenses. These increases were offset by a decrease of $1.5 million in commissions to Ethicon Endo-Surgery for sales of our PillCam ESO capsule and ancillary products, and a decrease of $1.3 million in the provision for uncollectible sales tax at our U.S. subsidiary of 2005.

          General and administrative. General and administrative expenses increased by $6.3 million, or 66.0%, to $16.0 million in 2006 from $9.7 million in 2005. This increase was primarily due to an expense of $2.8 million resulting from additional stock-options compensation expense following the adoption of FAS 123R, an increase of $2.3 million in salaries and fringe benefits, resulting mainly from turnover in management, an increase of $0.7 million in legal and other professional expenses and an increase of $0.5 million in investments in information systems.

          Financing income, net. Financing income, net, increased by $3.2 million to $4.0 million in 2006 from $0.8 million in 2005. The increase was due mainly to a change in our investment policy. Financing income in 2006 was generated from interest income of $1.6 million from short-term deposits, income of $1.8 million from marketable securities and $0.8 million of exchange gains, offset by bank expenses of $0.3 million.

          Taxes on income. We had a tax expense of $0.1 million in 2006 compared to a tax benefit of $0.3 million in 2005.

          Minority share in losses of subsidiary. Minority share in losses of a subsidiary, Given Imaging K.K., was $1.3 million in 2006 compared to $1.1 million in 2005. Given Imaging K.K. did not generate any significant revenues in 2005 and 2006 because at that time the Given System had not yet been approved for marketing by the relevant regulatory authority in Japan.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

          Revenues. Revenues increased by $21.8 million, or 33.5%, to $86.8 million in 2005 from $65.0 million in 2004. This increase was primarily due to an increase of $20.9 million, or 50.2%, in PillCam SB capsule sales, an increase of $2.6 million in PillCam ESO sales and an increase of $0.4 million in service contract revenues. We estimate that all of the increase in revenues from sales of the PillCam SB capsule was attributable to increases in the number of capsules sold. In addition, we estimate that 83% of the $2.6 million increase in sales of the PillCam ESO capsule was attributable to increases in product sales and approximately 17% was attributable to the higher average selling price of the PillCam ESO capsules compared to 2004. These increases were partially offset by a decrease of $2.1 million, or 10.7%, in workstation and data recorder sales. We estimate that approximately 19% of the decrease was attributable to lower product sales, and 81% of the decrease was attributable to lower average selling prices resulting mainly from promotional activities during the year and an increase of second systems sold to existing customers, which were sold at a significantly lower price. These increases in sales of PillCam capsules were also partially offset by a reduction of approximately $0.1 million, or 0.7%, in selling prices resulting from changes in exchange rates between the U.S. dollar and other currencies.

          Cost of revenues and gross margin. Cost of revenues increased to $22.1 million in 2005 compared to $17.7 million in 2004, but was lower in 2005 as a percentage of total revenues than in 2004. Consequently, gross margins were 74.6% in 2005 compared to 72.7% in 2004. The improvement in gross margins is attributable mainly to our efforts to reduce manufacturing costs by using advanced and lower cost components, by implementing more efficiency measures in our manufacturing process, and by terminating our technical services agreement with Pemstar and the resulting reduction in the scope of manufacturing and technical services Pemstar provides us and our payments for these services. The increase in quantities of capsules manufactured and sold during the year had an additional positive effect on gross margins. The improvement in gross margins was partially offset by an increase of $0.7 million in royalties payable to the Office of the Chief Scientist, or OCS, and an increase of $1.0 million related to manufacturing expenses, including depreciation.

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

          Research and development expenses, net of grants received from OCS, totaled $7.6 million in 2005, compared to $6.2 million in 2004. Grants totaling $1.2 million were received in 2005 compared to $1.1 million received in 2004. In both years, the grants were received for new products under development.

          Sales and marketing. Sales and marketing expenses increased by $9.6 million, or 28.6%, to $43.3 million in 2005 from $33.7 million in 2004. This increase, which was consistent with our growth in revenues, consisted primarily of an increase of $4.0 million related to the hiring of additional personnel, increase in salaries and other employment-related expenses, mainly in the United States, the initial payment of $2.2 million in commissions to Ethicon Endo-Surgery for sales of our PillCam ESO capsule and ancillary products, an increase of $0.3 million due to participation in trade shows and other marketing events, an increase of $0.6 million due to clinical and regulatory activities in Japan of our Japanese subsidiary, Given Imaging K.K., an increase of $0.4 in legal and accounting expenses of our U.S. subsidiary, an increase of $0.7 million in payments to outside service providers at our subsidiaries and a $1.8 million provision, before tax effect, for uncollectible sales tax at our U.S. subsidiary.

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

          Taxes on income. We had a tax benefit of $0.3 million in 2005 compared to a tax benefit of $0.7 million in 2004.

          Minority share in losses of subsidiary. Minority share in losses of a subsidiary, Given Imaging K.K, was $1.1 million in 2005 compared to $0.7 million in 2004. Given Imaging K.K. did not generate any significant revenues in 2005 because at that time the Given System had not yet been approved for marketing by the relevant regulatory authority in Japan.

Quarterly Results of Operations

          We believe that some of our customers delay purchasing until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, a significant portion of our revenues is frequently concentrated at the end of each fiscal quarter making it difficult for us to determine the revenues for each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. In addition, we believe that demand for systems and capsules is affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to the Given System due to summer vacations, and patients are more likely to postpone less urgent diagnostic procedures until later in the year. We believe that the seasonal effect in the third quarter may become more pronounced assuming the portion of our revenues derived from reorders continues to grow.

          The tables below set forth unaudited consolidated statement of operations data for each of the eight consecutive quarters ended December 31, 2006. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this Form 20-F and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information.

	Three months ended

	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006

	(in thousands)
Revenue	$22,009	$20,526	$19,841	$24,400	$20,268	$23,239	$24,050	$27,472
Cost of revenues	(6,401)	(5,051)	(4,618)	(6,000)	(5,140)	(5,771)	(6,058)	(7,185)

Gross profit	15,608	15,475	15,223	18,400	15,128	17,468	17,992	20,287
Operating expenses:
Research and development, net	(1,903)	(1,617)	(1,687)	(2,382)	(3,046)	(2,735)	(2,306)	(2,724)
Sales and marketing	(10,812)	(11,637)	(9,778)	(11,054)	(12,693)	(13,191)	(11,239)	(13,609)
General and administrative	(2,039)	(2,435)	(2,539)	(2,644)	(3,726)	(4,118)	(4,410)	(3,773)
Total operating expenses	(14,754)	(15,689)	(14,004)	(16,080)	(19,465)	(20,044)	(17,955)	(20,106)

Operating profit (loss)	854	(214)	1,219	2,320	(4,337)	(2,576)	37	181
Financing income (expenses), net	51	(415)	519	607	959	1,418	581	1,022
Taxes on income	74	(16)	(53)	281	271	(45)	(254)	(99)
Minority share in losses of subsidiary	269	281	253	313	61	539	377	357

Net profit (loss)	$1,248	$(364)	$1,938	$3,521	$(3,046)	$(664)	$741	$1,461

Impact of Currency Fluctuations

          Currency Risk. Our sales to our customers in 2006 were denominated 73% in U.S. dollars, 22% in Euros and 5% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. In 2006, 25% of our expenses, principally salaries and related personnel expenses were denominated in Shekels, and we expect this level of Shekel expenses to continue for the foreseeable future. During 2006 the U.S. dollar weakened against the Shekel by 8.2%. In addition, 58% of our expenses were denominated in U.S. dollars, 12% were denominated in Euros and 5% were denominated in Yen or other currencies. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In addition, as of December 31, 2006, 42% of our cash and cash equivalents were denominated in currencies other than U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations between the U.S. dollar, Yen, the Shekel, the Australian dollar and the Euro. In 2006, we have used different hedging tools in order to minimize the effect of currency fluctuations on our income. If we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

B.	LIQUIDITY AND CAPITAL RESOURCES

          From our inception through December 31, 2006, we raised a total of $151 million through public and private sales of our equity securities. As of December 31, 2006, we had $44.5 million in cash and cash equivalents and an additional amount of $52 million invested in marketable securities. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $79 million.

           We believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures in 2007. We have also applied to the Office of Chief Scientist for a grant to support our research and development activities in 2007.

          The following table sets forth the components of our cash flows for the periods indicated:

	Year ended December 31,

	2004	2005		2006

	(in thousands)
Net cash provided by operating activities	$11,868	$13,488		$2,861
Net cash used in investing activities	(3,230)	(29,883	)(1)	(30,757	)(1)
Net cash provided by financing activities	46,816	1,069		6,795
Effect of exchange rate changes on cash	40	(179)		255

Increase (decease) in cash and cash equivalents	$55,494	$(15,505)		$(20,846)

(1)	Includes $21.9 million net invested in marketable securities in 2005 and $24.9 million net in 2006.

          Net cash provided by operating activities was $2.9 million in 2006, compared to $13.5 million in 2005 and $11.9 million in 2004. The decrease in net cash in 2006 resulted primarily from a reduction of $2.6 million in net income (excluding compensation expenses which do not have an effect on cash flow) to $3.7 million, compared to a net income of $6.3 million in 2005, an increase of $2.0 million in inventories, a net increase in trading securities of $5.1 million and a decrease of $4.8 in accounts receivable due to $5.0 million received in 2006 from Ethicon Endo - Surgery for the milestone achieved in 2005 under our agreement with Ethicon. The increase in net cash in 2005 resulted primarily from net income of $6.3 million, a $3.4 million improvement compared to the $2.9 million net income in 2004, and an increase of $2.4 million in inventories and of $5.8 in accounts payable due to increased sales and operating expenses during the year. The increase in net cash provided by operations in 2005 was partially offset by an increase of $6.1 million in our accounts receivable due to increased sales and a longer collection cycle in the United States due to our efforts to correct our errors in sales tax collection and an increase of $5.0 million in other accounts receivable due to accounting for the milestone achieved in 2005 but payable by Ethicon Endo-Surgery on or before April 1, 2006.

          Net cash used in investing activities was $30.8 million in 2006 compared to $29.9 million in 2005 and $3.2 million in 2004. Investing activities in 2006 consisted primarily of investing $24.9 million in marketable securities and $5.9 million in capital expenditures and the capitalization of costs associated with our patents and trademarks. Our capital expenditures in 2006 consisted primarily of $1.9 million in machinery and equipment, $0.5 million in new real property leases on our facilities, $1.3 million in computers and software, $0.4 million in office furniture and equipment and $1.2 million in patents. Our capital expenditures in 2005 consisted primarily of $2.3 million in machinery and equipment, $2.8 million in new real property leases on our facilities, $0.9 million in computers and software, $0.5 million in office furniture and equipment and $0.9 million in patents. Our capital expenditures in 2004 consisted primarily of $1.4 million in machinery and equipment, $0.3 million in a new real property lease on our facilities and $0.8 million in patents. We expect to continue investing significant amounts in 2007 in order to support our growth plans.

          Net cash provided by financing activities was $6.8 million in 2006, compared to $1.1 million in 2005 and $46.8 million in 2004. In 2006, net cash provided by financing activities resulted primarily from proceeds of $2.0 million received from the exercise of employee stock options and an amount of $4.8 million representing a minority investment in our Japanese subsidiary, Given Imaging K.K. In 2005, net cash provided by financing activities resulted primarily from proceeds from the exercise of employee stock options. The high level of net cash from financing activities in 2004 was primarily attributable to the completion of our follow-on public equity offering in June 2004 in which we raised net proceeds of $44.3 million.

Market Risk

          We invest our some of our excess cash in short-term bank accounts and deposits located with a number of banks inside and outside of Israel. These instruments have maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments. We invest the majority of our excess cash in longer-term financial instruments in order to achieve a higher yield. Based on our investment policy, such instruments are highly rated by rating agencies and therefore we believe that there is no material exposure to the principal amount nor to interest rate risks arising from these longer-term investments.

Corporate Tax

          Israeli companies were generally subject to income tax at the corporate rate of 31% in 2006. This tax rate has been reduced to 29% in 2007 and is expected to be gradually reduced to a rate of 25% by 2010 As of December 31, 2006, our net operating loss carry-forwards for Israeli tax purposes amounted to $13.9 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.

          In addition, our investment program in equipment and leasehold improvements at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise program will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received our approved enterprise status in 1999. According to a recent reform to the Investment Law, we are permitted to claim tax benefits in respect of future investments retroactively on our corporate tax returns instead of filing an application for tax benefits in advance with the Investment Center, the administrator of the Investment Law, and without prior approval and without submitting any reports to the Investment Center. Audits of any claim for tax benefits will take place by the Israeli income tax authority as part of the general tax audits it may perform from time to time. We cannot assure you that we will receive approvals in the future for approved enterprise status or that tax benefits for approved investments will continue at current levels or at all.

          The period of tax benefits for our approved enterprise programs has not yet commenced because we are yet to realize taxable income. We expect that a substantial portion of the income we derive in the future will be from this approved enterprise program. These benefits should result in income recognized by us being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. These benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our products manufactured at our facility in Yoqneam, Israel.

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

          As of December 31, 2006, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $26.6 million. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

          Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. We have received approval for grants totaling $6.8 million from the Office of the Chief Scientist, including $1.9 million which was provided by the Office of Chief Scientist to support our 2006 research and development.

          Under Israeli law, royalties on the revenues derived from sales of the Given System or any part of the Given System are payable to the Israeli government, generally at the rate of 3.0% during the first three years of sales and 3.5% beginning with the fourth year. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us. The amount bears interest equal to the 12-month London Interbank Offered Rate (LIBOR) applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues. As of December 31, 2006, we paid a total of $2.5 million in royalties to the Office of the Chief Scientist, leaving our remaining royalty payment obligation at $4.3 million as of that date.

          The government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the products based on this technology in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the technology or product rights to a third party. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and these restrictions continue to apply even after we have paid the full amount of royalties payable for the grants. If the

Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants. In response to our request, the Office of the Chief Scientist has approved the manufacture of limited quantities of the PillCam capsules using the back-up production line that we have installed at Pemstar’s facilities in Ireland without increasing royalty rates.

C.	RESEARCH AND DEVELOPMENT

          Our research and development expenditures, excluding grants received from the Office of the Chief Scientist, were $12.7 million for the year ended December 31, 2006, $8.8 million for the year ended December 31, 2005 and $7.4 million for the year ended December 31, 2004. Our research and development activities are conducted by our research and development and regulatory affairs staff primarily at our headquarters in Israel. As of December 31, 2006, our research and development, clinical and regulatory and engineering staff consisted of 78 employees. Our research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in the stomach and the colon, improvements to our existing products and new technologies for future expansion of our product offering. In 2006, we completed the development of the newest version of our AGILE Patency capsule and received FDA clearance to market this product in the United States in May 2006. In addition, we completed the development of RAPID Access and received FDA clearance for this product in May 2006. Finally, during 2006, we completed the development of the first generation PillCam COLON capsule for diagnosis of disorders in the colon and received the CE mark to market this product in Europe and submitted it for clearance by the FDA.

          We view our innovation and focus on capsule endoscopy technology as an important competitive advantage and intend to continue our focus on research and development activities. During 2007, we intend to complete the development of and obtain regulatory clearance to several new or improved products. For example, we intend to introduce a new version of our RAPID software, RAPID 5.0, which is required for optimal performance of capsule endoscopy of the colon with our PillCam COLON capsule and new versions of our PillCam SB and PillCam ESO capsules, which we also expect will become commercially available in the second half of 2007.

          In addition to our own research and development activities, we are involved in government-funded research programs. One important program is our leadership of a European consortium that will develop an integrated imaging and bio-sensing system to screen for cancer of the gastrointestinal (GI) tract. This “Nano-based capsule-Endoscopy with Molecular Imaging and Optical biopsy,”or NEMO project, began in December 2006.

          In addition to Given Imaging, this consortium includes other European companies and institutions. The NEMO group will invest a total of €4.7 million over the next three years in this research, of which the European Commission will contribute €2.8 million. Given Imaging’s expected gross and net contribution during this period is €1.3 million and €0.6 million, respectively.

          The objective of the NEMO project is to increase patient compliance with currently recommended screening guidelines by developing an advanced cancer screening system that is patient-friendly, highly-sensitive and specific for early detection of cancer. To achieve this, NEMO will attempt to integrate optical technologies with Nano-technologies, bio-sensing and maneuvering technologies to create a unique PillCam capsule endoscope capable of secretion analysis and the detection of marked and deep tissue disorders. We believe that the combination of the image and molecular analysis to mark the tumor may provide a novel and effective medical device for mass screening of gastrointestinal cancer.

D.	TREND INFORMATION

          See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

N/A

F.	CONTRACTUAL OBLIGATIONS

          The following table of our material contractual obligations as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period

Contractual obligations	Total	2007	2008	2009	2010	Later Years

	(in thousands)
Capital leases(1)	$33	$13	$20	$—
Operating leases(2)	15,212	2,884	2,432	1,880	1,439	6,577
Purchasing Obligations	15,138	3,808	2,329	2,250	2,250	4,500

Total	$30,383	$6,705	$4,781	$4,130	$3,689	$11,077

(1)	Consists of capital leases for motor vehicles.

(2)	Consists of operating leases for office and manufacturing space and motor vehicles.

          See Note 8 to our consolidated financial statements included in this annual report for our royalty commitments to the Office of the Chief Scientist in Israel.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position

Executive Officers:
Nachum (Homi) Shamir	53	President, Chief Executive Officer and Director
Kevin Rubey	49	Chief Operations Officer
Yuval Yanai	54	Chief Financial Officer
Christopher Rowland	45	President, Given Imaging, Inc.
Mark Gilreath	41	Chief Marketing Officer
Manfred Gehrtz	56	President, International
Ori Braun	50	Senior Vice President of Business Development

Non-Employee Directors:
Doron Birger (1)(2)	56	Chairman of the Board of Directors
James M. Cornelius (1)(2)(3)(4)	63	Director
Michael Grobstein (1)(2)(3)(4)	64	Director
Chen Barir	48	Director
Eyal Lifschitz (3)	39	Director
Prof. Anat Loewenstein	47	Director

(1)	Member of our executive committee.

(2)	Member of our compensation and nominating committee.

(3)	Member of our audit committee.

(4)	Outside director under the Israeli Companies Law.

           Nachum (Homi) Shamir has served as our President and Chief Executive Officer and a director since April 9, 2006. Prior to joining us, Mr. Shamir served as Corporate Vice President of Eastman Kodak Company and as the President of Eastman Kodak’s Transaction and Industrial Solutions Group, which includes several business units, including Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing Inc.) of which Mr. Shamir was President and Chief Executive Officer. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. From 1993 until 1994 he was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a B.Sc from the Hebrew University of Jerusalem and an M.P.A. from Harvard University.

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

          Yuval Yanai has served as our Chief Financial Officer since September 1, 2005. From October 2000 through August 2005, he served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding corporations. Prior to that, from April 1998 to September 2000 he served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and from 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the manufacturing of medical imaging devices that was acquired by larger companies in this field. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai has served as a director of Makteshim-Agan Industries Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group and Telrad Networks Ltd. Mr. Yanai holds a B.Sc. in Accounting and Economics from the Tel Aviv University.

          Christopher Rowland has served as President of Given Imaging, Inc., our U.S. subsidiary, since May 2006. He joined us in February 2006 as our Senior Vice President of Business Development and Corporate Strategy. Prior to that, Mr. Rowland worked for 17 years at Boston Scientific Corporation, a medical device company, in various sales, marketing and general management positions across all Boston Scientific divisions and in several countries. Most recently he was Vice President of Marketing for the Endovations division of Boston Scientific, where he had responsibility for all marketing, product development and launch activities of products in the gastrointestinal field. Prior to that, from 1985 until 1989 Mr. Rowland worked for Xerox Corporation in various sales positions. Mr. Rowland has a B. Sc. in Marketing from Southern Illinois University.

          Mark Gilreath has served as Chief Marketing Officer since January 1, 2006. From February 2003 until December 2005, he served as Corporate Vice President – Marketing Strategy, from April 2001 until February 2003 he served as President of Given Imaging, Inc., from September 2000 until April 2001 as our Vice President – Global Business Development and from October 1999 to September 2000 as a consultant to us. In 1999, Mr. Gilreath founded VortexMed, Inc., a developer of internet sites for healthcare professionals, where he served as Chief Executive Officer until September 2000. From 1992 to 1999, Mr. Gilreath held various management positions with PENTAX Precision Instrument Corporation including Product Manager, Director of Marketing, Area Sales Manager and Director of Business Development. Prior to joining PENTAX, from 1989 to 1992, Mr. Gilreath served as an officer in the U.S. Navy. He holds a B.Sc. in business finance from Winthrop University and an M.B.A. from the Fuqua School of Business at Duke University.

          Manfred Gehrtz has served as President, International since January 1, 2006. Prior to that, from January 2004 until December 31, 2005, Mr. Gehrtz served as our Corporate Vice President, General Manager for Europe. Prior to joining us, from 1995 to 2003, Mr. Gehrtz was Managing Director, the head of the Endoscope Division and Vice President of Medical Systems Europe at Olympus Optical Co. (Europa) GmbH, a developer of products in the fields of photography, endoscopy, microscopy, communication and diagnostics. From 1990 to 1995, Mr. Gehrtz was Managing Director and CEO of Aesculap Meditec GmbH, a German company that develops and manufactures medical laser systems. Prior to that, from 1986 to 1990, Mr. Gehrtz was a Specialist, Lab Manager and Production Facility Manager at IBM Deutschland GmbH. Mr.

Gehrtz holds a Ph. D. in Physical Chemistry and an M.Sc. in Physics from the University of Munich, Germany. From 1983 to 1985 Mr. Gehrtz was a Post-Doctoral Fellow at the IBM Research Laboratory in San Jose, California.

          Ori Braun has served as Senior Vice President – Business Development since October 2006. Prior to joining us, Mr. Braun served as President of Valor Inc., a leader in productivity increasing engineering software solutions to the PCB design, fabrication and assembly industry. From 2004 to 2005, he served as President of LifeWatch Inc., a leading cardiac monitoring services company. From 1985 to 2004 he founded and held various CEO and executive positions at Bventure Inc., a company providing services to medical startup companies, at 3DV Systems Inc., a company developing and selling 3D camera technology, at Helios Software Engineering Ltd., a company in the business of simulation technology that was acquired by Cadence Design Systems Inc., and at Lansoft Computing Ltd. During this period, Mr. Braun also co-founded Atria Inc., a company providing solutions for CHF patients. Between 1994 and 1996, Mr. Braun held the position of Vice President Business Development at Rafael Development Corporation, or RDC, a large shareholder of Given Imaging, which is a holding company controlled by Discount Investment Corporation Ltd., or DIC, another significant shareholder of Given Imaging. Mr. Braun holds a B.Sc. in Mechanical Engineering from the Ben Gurion University in Beer Sheva, Israel.

          Doron Birger has served as Chairman of the board of directors since August 2002 and as a director since June 2000. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries since August 2002, President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of RDC Rafael Development Corporation and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors, communication and advanced materials. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

          James M. Cornelius has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Cornelius was elected interim Chief Executive Officer of Bristol-Myers Squibb, or BMS, on September 12, 2006 and also serves as a director of BMS. From November 15, 2005 to April 21, 2006, Mr. Cornelius served as the chairman of the board of directors and chief executive officer of Guidant Corporation, a leading cardiac and vascular medical device company listed on the New York Stock Exchange, until the sale of Guidant to Boston Scientific Corporation. From 2000 until 2006, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius also serves as a director of The DIRECTV Group, Inc. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.

          Michael Grobstein has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Grobstein serves as a director of Bristol-Myers Squibb, as chairman of its audit committee and a member of its compensation and management development committee. Mr. Grobstein served as a director of Guidant Corporation from 1999 to 2006, at which time Guidant was acquired by Boston Scientific Corporation. During that period, he was chairman of Guidant’s audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm’s worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

          Chen Barir has served as director since August 2002. Mr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries and affiliates, a private investment company specializing in venture investments and management focusing primarily on seed or early stage medical device companies, investments and real estate. Mr. Barir is chairman and Chief Executive Officer of Galil Medical Ltd, a significant shareholder of which is Elron Electronic

Industries Ltd., which is also a major shareholder of the Company. Mr. Barir is also a director of several privately-held companies in the fields of medical device and real estate. Mr. Barir holds an LL.B from the Hebrew University of Jerusalem, an M.B.A. from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Doctorate in Law and Economics from Harvard Law School, Cambridge, Massachusetts.

          Eyal Lifschitz has served as a director since December 2003. Since 2001, Mr. Lifschitz has served as Chief Executive Officer of Peregrine Ventures, a venture capital fund focused on the medical device industry. Prior to that, Mr. Lifschitz was co-founder of a number of medical technology companies, including PharmaSys, where he served as Director of Business Development from 1990 to 1994, VisionCare Ophthalmic Technologies, Inc., where he served as Director of Business Development from 1997 to 2001, BioControl, Ltd., where he served as Director of Business Development from 1999 to 2001 and ECR Ltd., where he served as General Manager from 1994 to 2001. Mr. Lifschitz serves on the board of directors of Neovasc Ltd. and of NeuroSonix Ltd., two companies in the medical device field, and holds an LL.B degree from Shearei Mishpat College in Israel.

          Prof. Anat Loewenstein has served as a director since August 2005. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She has been the Director of the Department of Ophthalmology, Tel Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel Aviv University since September 2006, and a Professor at the Sackler School of Medicine since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss. She is a member of the IRB committee of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel Aviv University.

B.	COMPENSATION

          The aggregate compensation paid by us and our subsidiaries to our directors and executive officers for the year ended December 31, 2006 was $8.0 million (excluding director fees detailed below). This amount includes $3.7 million of stock based-compensation as described below. This amount also includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

          In 2006, we granted our directors and executive officer a total of 735,000 options to purchase our ordinary shares and 100,000 restricted shares. The exercise price of these options ranges between $16.22 to $23.55 with a weighted average exercise price of $19.38. Equity awards granted to executive officers typically vest ratably over a four-year period. Equity awards granted to directors typically vest after one year of continued service on the board of directors or a committee thereof. The exercise price of these options was equal to the fair market value of our ordinary shares on the date of grant. These options will expire five years from the date of grant.

          The regular fees for each non-employee director include a quarterly fee of $3,750 for their service on our board of directors, and a $1,500 fee for attending and participating in each meeting of the board of directors or any committee of the board of directors. The total amount of these payments in 2006 was $275,300 The directors fees for service by our director, Doron Birger, are paid to Elron Electronic Industries, where he serves as President and Chief Executive Officer. In addition, all of our directors were reimbursed for their expenses for each board of directors meeting attended.

          Please see Item 7 “Major Shareholders and Related Party Transactions—Agreements with Directors and Officers — Employment Agreements” for information regarding the employment agreements and compensation of Nachum Shamir, our President and Chief Executive Officer.

C.	BOARD PRACTICE

Board of Directors and Officers

          Our articles of association provide that we may have up to 12 directors, each of whom is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of seven directors. Each director listed above will hold office until the next annual general meeting of our shareholders, except for our outside directors who were elected in December 2001 for an initial three-year term and were reelected for one additional three year term in May 2004, which will expire December 31, 2007. Other than Nachum Shamir, our President and Chief Executive Officer, none of our directors are our employees or are party to a service contract with us. Mr. Jonathan Silverstein left our board of directors in May 2006 and Mr. Gavriel Meron left the board and the employ of the company in September 2006.

          A simple majority of our shareholders at a general meeting may remove any of our directors from office and elect directors in their stead or fill any vacancy, however created. In addition, vacancies on the board of directors, other than vacancies created by an outside director, may be filled by a vote of a majority of the directors then in office. Our board of directors may also appoint additional directors up to the maximum number permitted under our articles of association. A director so chosen or appointed will hold office until the next annual meeting of our shareholders.

          Each of our executive officers serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. In April 2006, Mr. Nachum Shamir began serving as our President and Chief Executive Officer and a director, replacing Mr. Gavriel Meron. Mr. Meron continued to serve as an Executive Vice Chairman of our board of directors until September 8, 2006, when he left the company.

          Christopher Rowland, who at the beginning of 2006 served as our Senior Vice President of Business Development and Corporate Strategy, was appointed President of Given Imaging, Inc., our U.S. subsidiary, in May 2006. In October 2006, Mr. Ori Braun joined us as Senior Vice President of Business Development.

          There are no family relationships among any of our directors or executive officers. All of our executive officers have signed employment agreements.

Outside and Independent Directors

          Under Israel’s Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange including the Nasdaq Global Market are required to appoint at least two outside directors. Outside directors are required to meet standards of independence set forth in the Israeli Companies Law. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director, or (2) the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company. The initial term of an outside director is three years. Under a recent amendment to the Israeli Companies Law, an outside director of a company whose shares are dually listed on an Israeli exchange and on a foreign exchange, including the Nasdaq Global Market, may be re-elected to one or more additional three-year terms, subject to the conditions described above for election of outside directors, if the audit committee and the board of directors have determined that these additional terms benefit the company in light of the outside director’s expertise and contribution to the company and the reasons for this determination have been presented to the shareholders prior to their approval of the re-election. Previously, an outside director could serve a maximum of two terms as an outside director. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant and there are no other two serving outside directors, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new outside director. Our two outside directors are James Cornelius and Michael Grobstein. We intend to propose their election to a third term as outside directors at our next annual shareholders’ meeting.

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

          An amendment to the Companies Law that became effective on January 19, 2006 provides that every outside director appointed to the board of directors of an Israeli company must qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Companies Law, and that at least one outside director must qualify as a “financial and accounting expert.” We will be required to comply with these requirements upon the next appointment of our outside directors in 2007. In addition, this amendment requires Israeli companies to determine how many directors, in addition to the outside directors, qualify as “financial and accounting experts” taking into account the nature of the company’s business, the complexity of the activities carried out by the company and the size of its board of directors. In February 2006, our board of directors determined that at least one of our directors will be a “financial and accounting expert,” in addition to the outside directors. Currently, Doron Birger qualifies as a “financial and accounting expert,” as defined in the applicable regulations.

          In addition to the requirements of the Companies Law, we comply with the Nasdaq Global Market listing requirements, under which a majority of the members of our board of directors (including all members of our audit committee) are required to be independent, as that term is defined in the rules of the Nasdaq Global Market. Our board of directors has determined that all of our directors, except Mr. Nachum Shamir, qualify as independent directors in accordance with the applicable rules.

Audit Committee

          Under the Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors. The audit committee may not include the chairman of the board of directors, the general manager, the chief executive officer, a director employed by the company or who provides services to the company on a regular basis, or a controlling shareholder or a relative of a controlling shareholder. Under the Nasdaq Global Market listing requirements, we are required to have an audit committee consisting of at least three members, each of whom must be “independent”, as defined under the rules of the Nasdaq Global Market and the Securities Exchange Act of 1934 (the “Exchange Act”), and each of whom must be able to read and understand fundamental financial statements. In addition, one member of the audit committee must have past employment experience in finance or accounting or other comparable experience which results in the individual’s financial sophistication. We believe that the current members of our audit committee, Michael Grobstein, James Cornelius and Eyal Lifschitz, each meets these independence and financial literacy requirements. In addition, the board of directors has determined that Mr. Grobstein has the requisite experience and is the financial expert serving on our audit committee.

          Under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest an appropriate course of action. In addition, it is the role of the audit committee to approve transactions with related parties and other corporate actions specified in the Companies Law. Under the Nasdaq Global Market listing requirements, our audit committee has adopted an audit committee charter setting forth its responsibilities. The audit committee charter governing the actions of our audit committee states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountants, and is not obligated to conduct any independent investigation or verification. The charter also states that the audit committee is required to nominate the company’s independent accountants, which the shareholders subsequently are required to approve.

Internal Auditor

          Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Companies Law as any person or entity holding 5% or more of the outstanding shares or the voting rights in the company, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. Our internal auditor is the Israeli member firm of Deloitte Touche Tohmatsu.

Compensation and Nominating Committee

          Our compensation and nominating committee consists of our directors, James Cornelius, Doron Birger and Michael Grobstein. In accordance with the rules of the Nasdaq Global Market, our compensation and nominating committee adopted a charter, which sets forth its responsibilities. Pursuant to the charter, the compensation and nominating committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, as well as to recommend that the board of directors issue options under our stock option plans. The compensation and nominating committee is also responsible for recommending to the board of directors nominees for board membership. The composition of the committee satisfies the Nasdaq Global Market’s independent director requirements.

Executive Committee

          In April 2006, we formed an executive committee which is governed by a written charter adopted by our board of directors. The charter specifies, among other things, that:

•

the executive committee must be comprised of at least three directors and the majority of the committee’s members must qualify as “independent directors” under applicable law and the Nasdaq Global Market independent director requirements (and one member must qualify as an “outside director” under the Israeli Companies Law);

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

The executive committee currently consists of our directors, Michael Grobstein (Chairman), Doron Birger and James Cornelius.

D.	EMPLOYEES

          As of December 31, 2006, we and our subsidiaries had 400 employees of whom 194 were based in Israel, 142 in the United States, 46 in Europe, 11 in Japan and 7 in Australia. This reflects a 18% increase in the number of employees since December 31, 2005. This increase was mainly in research and development employees in Israel and sales personnel in our U.S. subsidiary. The primary reason for this increase was an internal reorganization of our sales, marketing and product management teams that we implemented in December 2005. We implemented this change in order to enable us to focus more effectively on particular markets, clinical indications and technology for each type of PillCam capsule and each part of the gastrointestinal tract. The reorganization realigned our activities along product lines and allows us to address more efficiently the development, marketing and sale of multiple products and the accumulation and circulation of clinical information related to multiple gastrointestinal tract organs. We expect our headcount to increase further in 2007, primarily in research and development, manufacturing and sales and marketing.

          Under Israeli law, we and our employees are subject to protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, minimum termination notice, sick pay, severance pay and social security as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Labor and Welfare make certain industry-wide collective bargaining agreements and collective bargaining agreements in the electricity, steel and electronics industries applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have written employment agreements with all of our Israeli employees and with our senior non-Israeli employees. Competition for qualified personnel in our industry is intense and we dedicate significant resources to employee retention. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

Share Ownership by Directors and Executive Officers

          For information regarding ownership of our ordinary shares by our directors and executive officers, and regarding options to purchase our ordinary shares granted to Nachum Shamir, our President and Chief Executive Officer, see Item 7 “Major Shareholders and Related Party Transactions.”

Stock Option Plans

2006 Equity Incentive Plan

          Our 2006 Equity Incentive Plan provides for the grant of options to purchase our ordinary shares or the grant of restricted stock to eligible employees, directors and consultants of us or our subsidiaries. The 2006 equity plan is administered by our Board of Directors and Compensation and Nominating Committee. The plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, in many cases our Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. We have reserved for issuance a total of 2,500,000 authorized but unissued ordinary shares under the 2006 equity plan. As of December 31, 2006, we had outstanding under this plan options to purchase 539,500 shares and 100,000 shares of restricted stock.

          The 2006 equity plan permits us to grant a number of equity instruments, such as options, restricted stock, restricted stock units and stock appreciation rights. Our previous plans only permitted the grant of options. Option awards under this plan must be granted at no less than the fair market value of our ordinary shares on the date of the grant and the term of the awards may not exceed ten years. Our current policy is that options granted under the 2006 equity plan expire five years following the date of the grant.

          Generally, where a grant of an award under the plan is the first grant of equity to a particular person, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

          In case of participating employees and consultants, upon the termination of their employment or service, all unvested awards are cancelled. All vested awards may be exercised within 180 days following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause after more than five years of service on our board of directors, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination of service, except in cases of where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

          Under this plan, in the event of an acquisition or merger in which we are not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards will be accelerated and exercisable, ten days prior to the acquisition or merger. In addition, if the employment of a holder of outstanding awards is terminated in anticipation of or during the 12 month period following an acquisition or merger, all awards that are scheduled to vest within two years of such acquisition or merger, will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

          Awards granted under the 2006 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the 2006 equity plan are subject to a mixed tax rate as follows: First, any profit derived from the excess of the average price of the ordinary shares of the company during the 30 trading days prior to the date of grant over the exercise price of the options and other tax deductible expenses concerning the sale, referred to as the average profit at grant date, is subject to regular income tax based on the individual tax rate of the exercising person. Second, any profit resulting from the excess of the selling price of the shares underlying the options over the average profit at grant date is subject to capital gains tax at a rate of 25%, if all the conditions and requirements under Section 102 are fulfilled. Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. The exercise price for incentive stock options must not be not less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

2003 Stock Option Plan

          Our 2003 stock option plan provides for a grant of options to our directors, employees and consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We initially reserved a total of 1,500,000 ordinary shares for issuance under the plan. In addition, we have reserved for issuance under the plan any ordinary shares underlying unvested options granted under our 1998 and 2000 stock option plans that expire without exercise. As of December 31, 2006, we had outstanding options to purchase 2,754,102 shares under the 2003 stock option plan

          The plan is substantially similar to our 2000 stock option plan. Generally, where a grant of options under the plan is our first grant of options to that person, the options are not exercisable before the second anniversary of the date of grant, at which time 50% of the options become exercisable with 25% becoming exercisable on each of the third and fourth anniversaries of the date of the grant. However, in cases of subsequent grants, options vest in four equal installments beginning with the first anniversary of the grant. Our Compensation and Nominating Committee has the authority to accelerate the time periods for the vesting of options. Unexercised options expire ten years after the date of grant. To the extent the options have been vested, they may be exercised in whole or in part from time to time until their expiration. Upon the termination of the employment of an employee other than for cause, the employee may exercise all vested options. Our Compensation and Nominating Committee determined that in respect of grants made beginning in 2006, optionees will have 180 days to exercise vested options following termination. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will be automatically forfeited and cancelled.

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

          Options granted under the 2003 plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be deposited with a trustee for a minimum period equal to the shorter of 30 months commencing on the date of grant or 24 months commencing on the end of the year in which the grant was made. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares. Gains on options granted in 2003 and later are subject to a mixed tax rate as follows: First, any profit derived from the excess of the average price of the ordinary shares of the company during the 30 trading days prior to the date of grant over the exercise price of the options and other tax deductible expenses concerning the sale, referred to as the average profit at grant date, is subject to regular income tax based on the individual tax rate of the exercising person. Second, any profit resulting from the excess of the selling price of the shares underlying the options over the average profit at grant date is subject to capital gains tax at a rate of 25%, if all the conditions and requirements under Section 102 are fulfilled. Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. The exercise price for incentive stock options must not be not less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

2000 Stock Option Plan

          Our 2000 stock option plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. As of December 31, 2006, we had outstanding options to purchase 746,502 shares under the 2000 stock option plan. Ordinary shares underlying options which expire without exercise under the 2000 stock option plan become available for issuance under the 2003 stock option plan.

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

          Under the 2000 stock option plan, options issued under the plan are not exercisable before the second anniversary of the date of grant at which time 50% of the options become exercisable with 25% becoming exercisable on each of the third and fourth anniversaries of the date of grant. Unexercised options expire ten years after the date of grant. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will automatically be forfeited and cancelled.

          In the event of an acquisition or merger, we will endeavor to ensure that the rights of the holders of outstanding options are maintained. If we are unable to do so or if our board of directors resolves otherwise, all outstanding, but unvested, stock options will be accelerated and exercisable, ten days prior to the acquisition or merger.

1998 Stock Option Plan

          Our 1998 stock option provides for the grant of options to our directors, employees, or consultants, including members of our medical advisory committee. Our 1998 stock option plan has been superseded by our 2000 stock option plan and we have ceased issuing options under our 1998 stock option plan. As of December 31, 2006, we had outstanding options to purchase 74,500 shares under the 1998 stock option plan. Ordinary shares underlying options which expire without exercise under the 1998 stock option plan become available for issuance under the 2003 stock option plan.

          Under the 1998 stock option plan, options issued under the plan are not exercisable before the second anniversary of the date of grant at which time 50% of the options become exercisable with 25% becoming exercisable on each of the third and fourth anniversaries of the date of grant. Unexercised options expire ten years after the date of grant. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will automatically be forfeited and cancelled.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 31, 2007 for: (1) each person who we believe beneficially owns 5% or more of the outstanding ordinary shares, (2) each of our directors individually, (3) each of our executive officers individually, and (4) all of our directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of March 31, 2007. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

          The shareholders listed below do not have any different voting rights from our other shareholders. Unless otherwise noted below, each shareholder’s address is c/o Given Imaging Ltd., P.O. Box 258, Yoqneam 20692, Israel.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Principal shareholders:
IDB Holding Corporation Ltd. (1)	11,286,975	39.4%
AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA, AXA Financial, Inc.(2)	3,760,771	13.1
OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly (3)	1,841,004	6.4
Directors and executive officers:
Nachum Shamir (4)	180,000	*
Yuval Yanai (5)	12,500	*
Kevin Rubey (6)	240,000	*
Christopher Rowland (7)	8,000	*
Mark Gilreath (8)	193,900	*
Manfred Gehrtz (9)	76,000	*
Ori Braun	—	—
Doron Birger (10)	7,307,691	25.4
James M. Cornelius (11)	285,000	*
Michael Grobstein (12)	187,000	*
Chen Barir (13)	53,500	*
Eyal Lifschitz (14)	45,500	*
Anat Loewenstein (15)	12,500	*
All directors and executive officers as a group (16)	12,580,875	43.9%

* Less than 1%

(1)

Based on a Schedule 13D/A filed on August 14, 2006 and on information provided to us supplementally, this number consists of 4,622,703 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 4,002,162 ordinary shares owned by Discount Investment Corporation Ltd., or DIC, and 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC. This does not include 268,580 Ordinary Shares held for members of the public through mutual funds, provident funds, pension funds, exchange traded funds and insurance policies which are managed by companies controlled by Clal Insurance Enterprises Holdings Ltd., a majority owned subsidiary of IDB Holding Corporation, or IDBH, which disclaims beneficial ownership of these shares. Based on information contained in that Schedule 13D/A and on information provided to us supplementally, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the ordinary shares owned by RDC. As of January 30, 2007, DIC owned approximately 49% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. The address of DIC is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of RDC is Building 7, New Industrial Park, Yoqneam 20692, Israel. The address of Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of January 30, 2007, IDBH owned the majority of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned the majority of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDBH and IDBD are public companies traded on the Tel Aviv Stock Exchange.

As of January 31, 2007, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 7.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, 31.02%, 10.34% and 10.34% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by these entities.

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

(2)

Based on a Schedule 13G/A filed on February 14, 2007, consists of 3,584,045 ordinary shares owned by Alliance Bernstein L.P., or Alliance, and 176,726 ordinary shares owned by AXA Equitable Life Insurance Company, or AXA Equitable. Based on information contained in the Schedule 13G/A, Alliance and AXA Equitable are subsidiaries of AXA Financial, Inc. AXA Financial, Inc. is a parent holding company with respect to the holdings of Alliance, AXA Equitable and Frontier Trust Company, FSB (Advest Trust). Each of Alliance and AXA Equitable operates under independent management and makes independent decisions. AXA Financial, Inc. is controlled by AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle (collectively, the “Mutuelles AXA”), as a group. The address of AXA Assurances I.A.R.D Mutuelle and AXA Assurances Vie Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA Courtage Assurance Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, NY 10104. Each of the Mutuelles AXA, as a group, expressly disclaims beneficial ownership of any securities owned by the foregoing entities.

(3)

Based on a Schedule 13G/A filed on February 14, 2007, consists of 1,551,404 ordinary shares owned by OrbiMed Capital LLC and 289,600 ordinary shares held by OrbiMed Advisors LLC. Based on the information contained in the Schedule 13G/A, OrbiMed Capital and OrbiMed Advisors hold 1,299,233 of these ordinary shares on behalf of Caduceus Private Investments L.P., or Caduceus; 202,600 ordinary shares on behalf of Eaton Vance Worldwide Health Sciences Portfolio, or Eaton Vance; 202,500 ordinary shares on behalf of Finsbury Worldwide Pharmaceutical Trust, or Finsbury; 87,000 ordinary shares on behalf of UBS Juniper Crossover Fund LLC, or Juniper; and 47,369 ordinary shares on behalf of OrbiMed Associates LLC, or OrbiMed Associates. In addition, Caduceus owns 2,157 warrants to purchase ordinary shares and OrbiMed Associates owns 145 warrants to purchase ordinary shares. Samual D. Isaly owns a controlling interest in OrbiMed Advisors and OrbiMed Capital. The address of OrbiMed Advisors, OrbiMed Capital and Samuel D. Isaly is 767 Third Avenue, 30th Floor, New York, NY 10017.

(4)	Consists of 5,000 ordinary shares, 100,000 shares of restricted stock and options to purchase 75,000 ordinary shares.

(5)	Consists of 5,000 ordinary shares and options to purchase 7,500 ordinary shares.

(6)	Consists of options to purchase 240,000 ordinary shares.

(7)	Consists of 3,000 ordinary shares and options to purchase 5,000 ordinary shares.

(8)	Consists of 1,400 ordinary shares and options to purchase 192,500 ordinary shares.

(9)	Consists of 1,000 ordinary shares and options to purchase 75,000 ordinary shares.

(10)

Consists of 2,878 ordinary shares and 20,000 options to purchase ordinary shares owned by Mr. Birger personally, 2,662,110 ordinary shares owned by RDC Rafael Development Corporation and 4,622,703 ordinary shares owned by Elron Electronic Industries. Mr. Birger is a director of RDC Rafael Development Corporation and President and Chief Executive Officer of Elron Electronic Industries and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares that Elron Electronic Industries and RDC Rafael Development Corporation own. Mr. Birger disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(11)

Consists of 121,038 ordinary shares held in person, 38,962 ordinary shares held in a trust to the benefit of family members to which Mr. Cornelius disclaims beneficial ownership, and options to purchase 125,000 ordinary shares.

(12)	Consists of 30,000 ordinary shares and options to purchase 157,000 ordinary shares.

(13)	Consists of options to purchase 50,500 ordinary shares.

(14)	Consists of options to purchase 45,500 ordinary shares.

(15)	Consists of options to purchase 12,500 ordinary shares.

(16)

Includes 11,286,975 ordinary shares beneficially owned by IDB Holding Corporation, as well as ordinary shares and options to purchase ordinary shares held by directors and officers in their personal capacities or by their nominees. Our directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

B.	RELATED PARTY TRANSACTIONS

Registration Rights Agreement

          In December 2006, our Audit Committee and Board of Directors approved a proposed Registration Rights Agreement among us, Elron, DIC and RDC. Elron, DIC and RDC own an aggregate of 39.4% of our ordinary shares and are collectively referred to as the “affiliated shareholders.” This Registration Rights Agreement is intended to replace earlier registration rights granted by us to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement completed in September 2000, before our initial public offering. These earlier registration rights expired in October 2006.

          Our Board of Directors believes that this agreement is necessary to protect the market for our ordinary shares. During 2006, the affiliated shareholders demonstrated their commitment to our business by increasing their ownership level by purchasing additional shares in the open market. The proposed Registration Rights Agreement provides the affiliated shareholders means for liquidity that are otherwise not available to them under applicable law given their ownership level. At the same time, it increases the likelihood that a sale by the affiliated shareholders will be coordinated with us and not disrupt the ordinary activity in the market for our shares due to the sale of a large number of shares at one time or during a short period.

          This registration Rights Agreement requires approval by our shareholders and will be submitted for approval in our next annual meeting of shareholders expected in July 2007. Since the affiliated shareholders are considered controlling shareholders under the Companies Law, the approval of this Registration Rights Agreement requires the vote of a majority of the shares present at the meeting, provided that either such majority includes (1) the affirmative vote of at least one-third of the shares of shareholders who do not have a personal interest in the subject matter of the proposed resolution, voting in person or by proxy, not including abstention votes, or (2) the total number of shares voted against the approval by shareholders who do not have a personal interest in the subject matter of the proposed resolutions, does not exceed one percent (1%) of the aggregate voting rights in the company. Elron, DIC and RDC are controlling shareholders of the Company.

          The main terms of the proposed registration rights agreement are as follows:

Demand Registration Rights

          At the request of one or more of the affiliated shareholders holding at least 5% of our then outstanding ordinary shares, we must use our best efforts to register any or all of these shareholders’ ordinary shares on the condition that the minimum aggregate offering price of the shares to be registered is at least $15 million. We must also give notice of the registration to other affiliated shareholders and include in the registration any ordinary shares that they request to include. This registration also may include ordinary shares offered by us for our own account and by our directors and officers. We may only be requested to carry out two of these demand registrations.

          In connection with any such demand registration, the managing underwriter may limit the number of shares offered for marketing reasons. In such case, the managing underwriter must exclude first any shares to be registered by us for the company’s own account and, second, any shares to be registered by our directors and officers. Thereafter, the shares to be registered by the affiliated shareholders would be reduced pro rata among the affiliated shareholders requesting inclusion of their shares according to the number of shares held by each of them.

Incidental Registration Rights

          The affiliated shareholders also have the right to request that we includes their ordinary shares in any registration statements filed byus in the future for the purposes of a public offering, subject to specified limitations. The managing underwriter may limit the number of shares offered for marketing reasons. In this case, the managing underwriter must exclude first any shares to be registered by us, unless we initiated the registration, second the shares that the affiliated shareholders have requested to include in the registration, and third the shares of the party initiating the registration.

Form F-3 Registration Rights

          At the request of an affiliated shareholder, we must make our best efforts to register such shareholder’s ordinary shares on Form F-3. We must also give notice of the registration to other affiliated shareholders to whom we have granted registration rights and include in the registration any ordinary shares they request to include. These demand rights may only be exercised if nine months have passed since the last registration that we filed in which the affiliated shareholder requesting registration was entitled to include its shares. The minimum aggregate offering price of the shares to be registered is $15 million, in case of an underwritten offering, or $5.0 million, in case of a non-underwritten offering. The managing underwriter may limit the number of shares offered for marketing reasons. In such case, the rights of each shareholder to include its ordinary shares in the registration are allocated in the same manner as in a demand registration described above.

Termination

          All registration rights will expire on the fifth anniversary of the agreement. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended.

Expenses

Generally, we will pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

Agreement for Travel Services

          In 2005, we engaged Diesenhaus to provide us with travel-related services for Israeli employees. Diesenhaus is a provider of travel services in Israel and is controlled by IDB Holding Corporation Ltd., which beneficially owns approximately 39.4% of our ordinary shares. The terms of our engagement with Diesenhaus are similar to the terms we have with other providers of travel services to us. In 2006, we paid Diesenhaus a total of $146,000, or 26% of our travel expenses. This agreement was approved by our audit committee and board of directors in accordance with Israeli law.

Agreement for Mobile Communication Services.

          In December 2005, we entered into an agreement with Cellcom Ltd., an Israeli provider of mobile communication services. Cellcom is controlled by IDB Holding Corporation Ltd., which is also a controlling shareholder of our company. Under the agreement, Cellcom will be the sole provider of mobile communication to us during the term of the agreement. This agreement was approved by our audit committee and Board of Directors in accordance with Israeli law. In 2006, we paid Cellcom a total of $155,000.

Directors Fees

          We pay directors fees in respect of service by our directors (other than our President and Chief Executive Officer, Nachum Shamir). See Item 6 “Directors, Senior Management and Employees — Compensation.”

Agreements with Directors and Officers

Employment Agreements

          We maintain written employment agreements with all of our officers. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

          In April 2006, we signed an employment agreement with Mr. Nachum Shamir, our President and Chief Executive Officer. The employment agreement contains provisions standard for a firm in our industry regarding non-competition, confidentiality of information and assignment of inventions. Since Mr. Shamir is also a director, under Israeli law his employment agreement and terms, as well as any changes to the agreement, are subject to approval by our shareholders. Our shareholders approved the employment agreement with Mr. Shamir in May 2006.

          Under his employment agreement, in fiscal year 2006, Mr. Shamir received (1) an annual base salary of $330,000, pro rated for the number of complete calendar months during which Mr. Shamir was employed by us in 2006, (2) a cash bonus of $371,125, which is 150% of Mr. Shamir’s annual salary, pro rated for the number of complete calendar months during which Mr. Shamir was employed by us in 2006, (3) a grant of options to purchase 300,000 of our ordinary shares at an exercise price of $17.78 per share, equal to the closing price of the ordinary shares on the Nasdaq Global Market on the date the shareholders approved the grant, vesting in four equal installments beginning on the first anniversary of the date of commencement of Mr. Shamir’s employment, and (4) a grant of 100,000 restricted shares, vesting in four equal installments beginning on the first anniversary of the date of commencement of Mr. Shamir’s employment. We have also agreed to pay Mr. Shamir a relocation bonus of $50,000. Mr. Shamir is also entitled to other standard benefits, such as a car allowance, medical and life insurance benefits and reimbursement of expenses.

          Mr. Shamir’s employment may be terminated by us without cause upon three months’ prior written notice, in which case Mr. Shamir is entitled to receive his base salary and benefits payable during the 12 months following such notice of termination and accelerated vesting with respect to those options and shares of restricted stock that would have vested during such period. Mr. Shamir’s employment may be terminated by us immediately for cause. Mr. Shamir may terminate his employment with us upon three months’ prior written notice or immediately if such termination is for good reason, which consists of an uncured breach of the employment agreement by us or a continuous and material reduction in the scope or conditions of Mr. Shamir’s employment. In the event of such termination, Mr. Shamir is entitled to receive his base salary and benefits payable during the three months following notice of such termination (twelve months in the event Mr. Shamir terminates his employment for good reason) and accelerated vesting with respect to those options and shares of restricted stock that would have vested during the applicable period.

          If we terminate Mr. Shamir’s employment following a change of control event (as defined in the employment agreement) or if Mr. Shamir terminates his employment for good reason following a change of control event, Mr. Shamir is entitled to receive (1) all remuneration, including any earned but unpaid bonus, and benefits payable during the 24-

month period following notice of termination, and (2) accelerated vesting with respect to those options and shares of restricted stock that would have vested during the 24-month period following the effective date of such termination.

          For fiscal year 2007, our audit committee and board of directors approved for Mr. Shamir (1) an annual base salary of $354,750, effective July 1, 2007, (2) a cash bonus of up to 200% of Mr. Shamir’s annual salary, subject to meeting certain personal and company performance targets determined from time to time at the discretion of the board of directors, and (3) a grant of options to purchase 80,000 of our ordinary shares, the exercise price of which will be equal to the closing price of the ordinary shares on the Nasdaq Global Market on the date the shareholders approve the grant, vesting in four equal installments beginning on the first anniversary of the date of the grant. The compensation of Mr. Shamir in 2007 as described above is subject to approval by our shareholders at our next annual shareholders’ meeting expected in July 2007.

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

          An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court;

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

Export Sales

          Our manufacturing facilities for the data recorder and the PillCam capsules forming part of the Given System are located in Israel. Most of our products are exported out of Israel. For information regarding our revenues by geographic market, see Item 5: “Operating and Financial Review and Prospects.”

Legal Proceedings

Patent Disputes

          On May 19, 2006, Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as “Olympus”, filed a complaint against us in the District Court for the Eastern District of Pennsylvania. In the complaint, Olympus alleged that our capsule endoscopes infringe U.S. Patent No. 5,010,412, or the ‘412 patent, entitled “High Frequency, Low Power Light Source for Video Camera.” Olympus contended that the ‘412 patent covers low power light sources of the kind used by us in our PillCam capsules. According to the complaint, Olympus did not develop this technology. Instead, in July 2005, Olympus acquired the ‘412 patent from The Boeing Company. The ‘412 patent will expire in December 2008. In addition, Olympus sought a declaratory judgment that its capsule endoscope product will not infringe our ‘531 patent and that the ‘531 patent is invalid. The ‘531 patent is our first patent that we acquired from Rafael Armament Development Authority, or Rafael, which is a division of the Israeli Defense Ministry. In its complaint, Olympus requested an injunction that will prevent us from selling in the United States any product that infringes on the ‘412 patent as well as damages in an unspecified amount.

          We filed our answer and counterclaim on October 20, 2006. In our answer and counterclaim we denied infringement of the ‘412 patent, and alleged that the ‘412 patent is invalid. In addition, we alleged that the ‘531 patent is valid and will be infringed by Olympus once it begins marketing and selling its capsule endoscopy product in the United States. We also alleged that Olympus will infringe our U.S. Patent Nos. 6,934,093, entitled “Optical System,” 7,022,067, entitled “System and Method For Controlling In Vivo Camera Capture and Display Rate,” and 7,119,814, entitled “System and Method for Annotation on a Moving Image.” In the complaint, we requested an injunction to prevent Olympus from selling in the United States any product that infringes our patents. If Olympus sells its capsule endoscopy system in the United States, we may also request the assessment of damages.

          Olympus filed its reply and “counterclaims in response” on November 13, 2006, denying that Olympus will infringe our ‘531, ‘093, ‘067 and ‘814 patents, and alleging that our patents are invalid. We filed our reply to Olympus’s counterclaims on December 6, 2006, denying Olympus’s counterclaim.

          On March 30, 2007 Olympus filed an amended complaint asserting that our capsule endoscopes infringe three additional patents owned by Olympus: U.S. Patent #5,794,226 entitled “Image Manipulation System Including Means For Assigning a File Name,” U.S. Patent #6,269,379 entitled “Medical Image Filing System Enabling Registration and Retrieval of a Plurality of Medical Images,” and U.S. Patent #6,939,292 entitled “Capsule Type Endoscope.” We have filed our answer to the amended complaint in April 2007 denying infringement of these patents and alleging their invalidity.

          We believe we have reasonable chance of success in this case. However, at the current time, prior to the completion of discovery and prior to Olympus’s sale of its capsule endoscopy products in the United States., it is premature to predict the outcome of this case. We believe 2007 will be dedicated to the discovery phase in this litigation and we are not expecting a ruling before the end of 2008. The ongoing litigation and any unfavorable outcome in the litigation may have a material adverse effect on our operating results.

          From time to time we may be involved in legal proceedings. Other than described above, currently we are not party to any legal proceedings whose outcome we expect will be material to our financial condition or results of operations.

Dividend Policy

          We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, legal restrictions, financial condition and future prospects and other factors the board of directors may deem relevant.

Significant Changes

          Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial position since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

          Nasdaq Global Market

          The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Nasdaq Global Market:

Annual Highs and Lows	High	Low

2006	$28.37	$14.46
2005	$36.04	$20.39
2004	$44.08	$17.87
2003	$18.80	$6.65
2002	$18.05	$6.91

Quarterly Highs and Lows	High	Low

1st quarter 2007	$22.04	$19.25

1st quarter 2006	$28.37	$21.65

2nd quarter 2006	$24.07	$15.06
3rd quarter 2006	$19.85	$14.46
4th quarter 2006	$22.76	$18.85

1st quarter 2005	$36.04	$29.53
2nd quarter 2005	$29.66	$22.51
3rd quarter 2005	$26.41	$20.92
4th quarter 2005	$27.46	$20.39

Most Recent Six Months	High	Low

April 2007	$21.22	$24.49
March 2007	$22.04	$19.79
February 2007	$21.75	$20.21
January 2007	$21.69	$19.25
December 2006	$21.81	$19.07
November 2006	$22.76	$20.51

          On March 31, 2007, the closing price of our ordinary shares on the Nasdaq Global Market was $21.60 per share. According to our transfer agent, as of March 31, 2007, there were approximately 122 holders of record of our ordinary shares.

          Tel Aviv Stock Exchange

          The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Tel Aviv Stock Exchange:

Annual Highs and Lows	High	Low

2006	NIS132.60	NIS65.02
2005	NIS155.30	NIS95.79
2004	NIS194.60	NIS123.90

Quarterly Highs and Lows	High	Low

1st quarter 2007	NIS92.74	NIS81.47

1st quarter 2006	NIS132.60	NIS101.60
2nd quarter 2006	NIS109.80	NIS 67.36
3rd quarter 2006	NIS86.50	NIS 65.02
4th quarter 2006	NIS98.27	NIS 80.54

1st quarter 2005	NIS155.30	NIS129.20
2nd quarter 2005	NIS129.30	NIS102.90
3rd quarter 2005	NIS118.50	NIS95.99
4th quarter 2005	NIS126.00	NIS95.79

Most Recent Six Months	High	Low

April 2007	NIS96.20	NIS86.14
March 2007	NIS92.63	NIS83.88
February 2007	NIS92.74	NIS86.01
January 2007	NIS91.44	NIS81.47
December 2006	NIS92.95	NIS80.54
November 2006	NIS98.27	NIS90.34

          The average exchange ratio of NIS to U.S. dollar in 2006 was NIS 4.4565 to $1.00.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

          Our ordinary shares have traded publicly on the Nasdaq Global Market under the symbol “GIVN” since October 2001 and on the Tel Aviv Stock Exchange under the symbol “GIVN” since March 2004. Our ordinary shares trade publicly only on the Nasdaq Global Market and the Tel Aviv Stock Exchange.

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

Quorum

          The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of one or more shareholders present in person or by proxy, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings.”

Voting

          Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder must also avoid oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. Any voting agreement is also subject to these duties.

Resolutions

          An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

          Under the Companies Law, unless otherwise provided in the articles of association or applicable law, approval of all resolutions of the shareholders requires a simple majority. A resolution for the voluntary winding up of the company requires approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

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

          The Companies Law provides that, except in specified circumstances, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. We believe that IDB Holding Corporation Ltd., which is controlled by four individuals in Israel, currently holds more than 25% of our outstanding ordinary shares as determined in accordance with the Companies Law. Similarly, the Companies Law provides that, except in specified circumstances, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if at such time there is no 45% or greater shareholder of the company.

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

          Summaries of the following material contracts and amendments to these contracts are included in this Form 20-F in the places indicated:

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

Taxation of Companies

          General Corporate Tax Structure. In 2006, Israeli companies were subject to corporate tax at the rate of 31% of taxable income. This tax rate has been reduced to 29% in 2007 and is expected to decrease gradually to 25% by 2010. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed further below, may be considerably less.

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

          A company that has an approved enterprise in Zone A or that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporation tax on the amount distributed. The rate of the tax will be the rate which would have been applicable had the company not been tax exempt. This corporation tax rate is 10% to 25%, depending on the percentage of the company’s shares held by foreign shareholders. The recipient of dividends distributed from such income is taxed at the rate applicable to dividends from approved enterprises which is 15%, or less under certain anti double-taxation treaties, if the dividend is distributed during the tax benefit period or within 12 years after the period and there is no time limit with respect to dividend distributed from an exempt income of foreign investors’ company. The company must withhold this tax at source.

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

          The Investment Center bases its decision whether or not to approve an application on the criteria in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of a consumer price index linkage adjustment and interest. There can be no assurance that any future approved enterprises that we may be awarded will be entitled to the same package of benefits as we currently have.

          The Investment Center of the Ministry of Industry and Trade granted our manufacturing facility approved enterprise status under the Investment Law in 1999. We have elected the alternative package of benefits under these approved enterprise programs. Since our manufacturing facility is located in a “Zone A”, the portion of our income derived from this approved enterprise program will be exempt from tax for a period of ten years, commencing when we begin to realize net income from these programs, but such period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. The period of tax benefits for our approved enterprise programs has not yet commenced because we have yet to realize taxable income. We expect to derive a substantial portion of our income from our approved enterprise program. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval.

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

          If we qualify as an industrial company within the definition of the Industry Encouragement Law, we are entitled to the benefits described above. We believe that in 2006 we qualified as an Industrial Company under the Industry Encouragement Law. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

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

          Under Israeli law, the capital gain from the sale of shares by non Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange. In addition, capital gains from the sale of our ordinary shares by non-Israeli residents who purchased or will have purchased the shares between July 1, 2005 and December 31, 2008 and whose state of residence has a double tax treaty with Israel will generally be tax exempt irrespective of whether our shares are listed on any stock exchange. If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002, their sale would be tax exempt so long as (1) the shares are listed on a stock exchange, such as the Nasdaq Global Market, which is recognized by the Israeli Ministry of Finance, and (2) we qualified as an industrial company or industrial holding company under the Law for Encouragement of Industry (Taxes) 1969, and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 20% tax, or 25% if the seller holds 10% or more of the “means of control” of our company, as such term is defined by the law. We believe that in 2006 we qualified as an Industrial Company under the Law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company. If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 20% or 25% if the seller holds 10% or more of the “means of control” of our company, as such term is defined by the law, unless an exemption or other lower tax rate applies in accordance with a tax treaty between Israel and the shareholder’s country of residence.

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

          Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company which are traded on certain stock markets, including The Nasdaq Global Market, subject to the provisions of any applicable double taxation treaty.

Stamp Duty

          Until December 31, 2005, stamp duty applied in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified therein, if any. The Israeli legislature has cancelled the stamp duty for any documents or transactions, effective January 1, 2006.

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

Distributions

          Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the entire amount of any distribution made to you with respect to ordinary shares, other than any distributions of our ordinary shares made to all our shareholders, will constitute dividends to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders may be taxed on the dividend distributions made in taxable years beginning on or before December 31, 2010 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. In addition, the dividends will be included in your gross income as ordinary income and will not be eligible for the dividends received deduction generally allowed to corporate United States holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits as determined under United Stated federal income tax principles, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles.

          If we pay a dividend or distribution in Shekels, any such dividend or distribution will be included in your gross income in an amount equal to the U.S. dollar value of Shekels on the date of receipt. You will have a tax basis for United States federal income tax purposes in the Shekels received equal to that dollar value, and any subsequent gain or loss in respect of the Shekels arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

          Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2006. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

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

          We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at 1580 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

          As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We develop and manufacture products primarily in Israel and sell the majority of the products in the United States, and to a lesser extent in other countries. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. In addition, the lower value of the U.S. dollar compared to the Shekels increases the operating expenses reported in our financial statements. Our interest income is sensitive to changes in the general level of interest rates in the United States and Israel since the majority of our investments are in short-term instruments that are tied to the interest rates in these countries. Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure. Therefore, we believe that no quantitative tabular disclosures are required.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control Over Financial Reporting

          Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

          Based on our assessment, management believes that, as of December 31, 2006, the company’s internal control over financial reporting is effective.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

          The board of directors has determined that Michael Grobstein is the financial expert serving on its audit committee and that Mr. Grobstein is independent as that term is defined under the Nasdaq Global Market listing requirements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International, for the audit of our financial statements for the years ended December 31, 2005 and 2006, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2005	2006

	(in thousands)

Audit fees	$309	$316
Audit-related fees	401	24
Tax fees	114	67
All other fees	92	162

Total	$916	$569

(1)	“Audit-related fees” in 2005 and 2006 consists principally on advice regarding U.S. sales tax.

(2)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions.

(3)	“All other fees” includes fees related to advice on international transfer prices and compliance with Sarbanes-Oxley Act requirements.

          Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

          None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

PART III

ITEM 17. FINANCIAL STATEMENTS

          Not applicable.

ITEM 18. FINANCIAL STATEMENTS

          See pages F-2 to F-33.

ITEM 19. EXHIBITS

Exhibit	Description

1.1	Articles of Association, incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.

4.1	[Intentionally omitted]

4.2	[Intentionally omitted]

4.3

Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on March 17, 2004.†

4.4	Addendum, dated as of June 10, 2005, to Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant. †

4.5

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

4.7	[Intentionally omitted]

4.8	[Intentionally omitted]

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

4.12

Development and Supply Agreement, dated April 8, 2002, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.13

Addendum to Development and Supply Agreement, dated July 2005, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.†

4.14

Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.15

Amendment No. 1, dated June 2004, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.16

Amendment No. 2, dated October 4, 2004, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.17

Amendment No. 3, dated October 27, 2005, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.

4.18

Amendment No. 4, dated November 14, 2005, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.

4.19

Amendment No. 5, dated September 6, 2006, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant. †

4.20

Amendment No. 6, dated February 16, 2007, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant.

4.21

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

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of KPMG Somekh Chaikin, independent registered public accountants.

†

Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIVEN IMAGING LTD.

	By:	/s/ Nachum Shamir

Name: Nachum Shamir
Title: President and Chief Executive Officer

	By:	/s/ Yuval Yanai

Name: Yuval Yanai
Title: Chief Financial Officer

Date: May 16, 2007

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit	Description

1.1	Articles of Association, incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-68142) filed with the Commission on August 22, 2001.

4.1	[Intentionally omitted]

4.2	[Intentionally omitted]

4.3

Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on March 17, 2004.†

4.4	Addendum, dated as of June 10, 2005, to Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant. †

4.5

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

4.7	[Intentionally omitted]

4.8	[Intentionally Omitted]

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

4.12

Development and Supply Agreement, dated April 8, 2002, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.13

Addendum to Development and Supply Agreement, dated July 2005, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.†

4.14

Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.12 of the

Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.15

Amendment No. 1, dated June 2004, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.16

Amendment No. 2, dated October 4, 2004, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.17

Amendment No. 3, dated October 27, 2005, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.

4.18

Amendment No. 4, dated November 14, 2005, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.

4.19

Amendment No. 5, dated September 6, 2006, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant. †

4.20

Amendment No. 6, dated February 16, 2007, to the Exclusive Sales, Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004, by and between Ethicon Endo-Surgery, Inc. and the Registrant.

4.21

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

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of KPMG Somekh Chaikin, independent registered public accountants.

†

Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

Given Imaging Ltd.
and its Subsidiaries

Consolidated
Financial Statements

As of and for the
Year Ended December 31, 2006

Given Imaging Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Given Imaging Ltd.:

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1K to the consolidated financial statements, effective January 1, 2006, the Company has adopted Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel - Aviv, Israel
April 12, 2007

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets

(In thousands except per share data)

		December 31
	Note	2005	2006
Assets

Current assets
Cash and cash equivalents	1D; 2	$ 65,356	$ 44,510
Short-term investments	5	288	17,245
Accounts receivable:
Trade, net	1E	18,325	18,887
Other	3	6,264	1,463
Inventories	1F; 4	16,172	18,168
Advances to suppliers		332	82
Deferred taxes	1P; 14C	1,219	1,374
Prepaid expenses		1,020	1,340

Total current assets		108,976	103,069

Deposits		401	469

Assets held for employees’ severance payments	1G; 10	1,690	1,984

Marketable securities	1H; 5	21,664	34,769

Fixed assets, at cost, less accumulated depreciation	1I; 6	13,862	14,811

Other assets, at cost, less accumulated amortization	1J; 7	2,517	3,075

Total Assets		$ 149,110	$ 158,177

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31

	Note	2005	2006

Liabilities and shareholders’ equity

Current liabilities

Current installments of obligation under capital lease	8B	$11	$13
Accounts payable:
Trade		5,529	5,550
Other	9	13,886	14,620
Deferred income	1N; 8C	3,333	3,871

Total current liabilities		22,759	24,054

Long-term liabilities
Deferred income	8C	22,172	20,411
Obligation under capital lease	8B	34	20
Liability in respect of employees’ severance payments	10	2,040	2,407

Total long-term liabilities		24,246	22,838

Total liabilities		47,005	46,892

Commitments and contingencies	8

Minority interest		61	3,499

Shareholders’ equity
Share capital:	11
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of December 31, 2005 and 2006, 27,950,281 and 28,641,291 shares issued and fully paid as of December 31, 2005 and 2006, respectively)		327	335
Additional paid-in capital		148,955	156,197
Capital reserve		2,166	2,166
Accumulated deficit		(49,404)	(50,912)

Total shareholders’ equity		102,044	107,786

Total liabilities and shareholders’ equity		$149,110	$158,177

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,

	Note	2004	2005	2006

Revenues	1N; 12	$65,020	$86,776	$95,029
Cost of revenues		17,734	22,070	24,154

Gross profit		47,286	64,706	70,875

Operating expenses
Research and development, gross	1Q	(7,363)	(8,833)	(12,678)
Royalty bearing government grants	1O; 8A	1,140	1,244	1,867

Research and development, net		(6,223)	(7,589)	(10,811)

Sales and marketing		(33,652)	(43,281)	(50,732)
General and administrative		(6,916)	(9,657)	(16,027)

Total operating expenses		(46,791)	(60,527)	(77,570)

Operating profit (loss)		495	4,179	(6,695)

Financial income, net	13	956	762	3,980

Profit (loss) before taxes on income and minority share		1,451	4,941	(2,715)

Taxes on income	1P, 14	690	286	(127)

Profit (loss) before minority share		2,141	5,227	(2,842)

Minority share in losses of subsidiary		747	1,116	1,334

Net profit (loss)		$2,888	$6,343	$(1,508)

Profit (loss) per share

Basic profit (loss) per Ordinary Share	1L	$0.11	$0.23	$(0.05)

Diluted profit (loss) per Ordinary Share		$0.10	$0.21	$(0.05)

Weighted average number of Ordinary Shares used to compute basic profit (loss) per Ordinary Share	1L	26,633,964	27,781,223	28,053,849

Weighted average number of Ordinary Shares used to compute diluted profit (loss) per Ordinary Share	1L	29,353,448	29,695,164	28,053,849

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands except share data)

	Ordinary shares		Additional Paid-In Capital	Capital Reserve	Unearned Compensation	Accumulated Deficit	Total

	Shares	Amount

Balance as of December 31, 2003	25,649,188	$301	$100,996	$2,166	$(30)	$(58,635)	$44,798

Changes during the year 2004:
Ordinary shares issued	1,500,000	17	44,250	—	—	—	44,267
Exercise of stock options	472,198	5	2,581	—	—	—	2,586
Forfeiture of stock options	—	—	(11)	—	3	—	(8)
Non-employees’ stock options	—	—	62	—	—	—	62
Amortization of unearned compensation	—	—	—	—	24	—	24
Net profit	—	—	—	—	—	2,888	2,888

Balance as of December 31, 2004	27,621,386	$323	$147,878	$2,166	$(3)	$(55,747)	$94,617

Changes during the year 2005:
Exercise of stock options	328,895	4	1,077	—	—	—	1,081
Amortization of unearned compensation	—	—	—	—	3	—	3
Net profit	—	—	—	—	—	6,343	6,343

Balance as of December 31, 2005	27,950,281	$327	$148,955	$2,166	$—	$(49,404)	$102,044

Changes during the year 2006:
Exercise of stock options	591,010	7	2,029	—	—	—	2,036
Restricted shares issued	100,000	1	—	—	—	—	1
Stock based compensation	—	—	5,213	—	—	—	5,213
Net loss	—	—	—	—	—	(1,508)	(1,508)

Balance as of December 31, 2006	28,641,291	$335	$156,197	$2,166	$—	$(50,912)	$107,786

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,

	2004	2005	2006

Cash flows from operating activities:
Net profit (loss)	$2,888	$6,343	$(1508)

Adjustments required to reconcile net profit (loss) to net cash provided by operating activities:

Minority share in losses of subsidiary	(747)	(1,116)	(1,334)
Depreciation and amortization	3,147	3,596	4,237
Deferred taxes	(737)	(482)	(155)
Employees’ stock option compensation	16	3	5,213
Non-employees’ stock option compensation	62	—	—
Other	48	98	18
Net increase in trading securities	—	—	(5,060)
Increase in accounts receivable – trade	(5,316)	(6,064)	(562)
Decrease (increase) in other accounts receivable	(804)	(4,993)	4,801
Decrease (increase) in prepaid expenses	360	(66)	(320)
Decrease (increase) in advances to suppliers	(508)	223	250
Increase in inventories	(5,648)	(2,378)	(1,996)
Increase in accounts payable	7,107	5,769	500
Increase (decrease) in deferred income	12,000	12,555	(1,223)

Net cash provided by operating activities	$11,868	$13,488	$2,861

Cash flows from investing activities:
Purchase of fixed assets and other assets	$(3,245)	$(7,948)	$(5,876)
Proceeds from sales of fixed assets	57	—	—
Deposits, net	(42)	(16)	(41)
Proceeds from sales of marketable securities	—	—	13,120
Investments in marketable securities	—	(21,919)	(37,960)

Net cash used in investing activities	$(3,230)	$(29,883)	$(30,757)

Cash flows from financing activities:
Principal payments on capital lease obligation	$(37)	$(12)	(14)
Proceeds from the issuance of Ordinary Shares	46,853	1,081	2,037
Issuance of shares by consolidated company	—	—	4,772

Net cash provided by financing activities	$46,816	$1,069	$6,795

Effect of exchange rate changes on cash	$40	$(179)	$255

Increase (decrease) in cash and cash equivalents	$55,494	$(15,505)	$(20,846)
Cash and cash equivalents at beginning of year	25,367	80,861	65,356

Cash and cash equivalents at end of year	$80,861	$65,356	$44,510

Supplementary cash flow information

	Year ended December 31,

	2004	2005	2006

Income taxes paid	$107	$163	$300

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies

A.	General

Given Imaging Ltd. (the “Company”) was incorporated in Israel in January 1998.

The Company has developed the Given System, a proprietary wireless imaging system that represents a new approach to visual examination of the gastrointestinal tract. The system uses a miniaturized video camera contained in a capsule, referred to as the PillCam™ capsule, which is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

The Given System consists of three principal components:

•	a single-use, disposable PillCam color-imaging capsule that is ingested by the patient;

•	a portable data recorder and array of sensors that are worn by the patient; and

•	a computer workstation with a proprietary RAPID software for downloading, processing and analyzing recorded data.

After receiving marketing clearance from the United States Food and Drug Administration (“FDA”) in August of 2001, the Company commenced the marketing of the Given System with its first video capsule, the PillCam Small Bowel Capsule, or PillCam SB, for detection of disorders of the small bowel. In November 2004, following receipt of FDA marketing clearance, the Company began marketing and sales of its second video capsule, PillCam ESO, for detection of disorders in the esophagus. The Company markets the PillCam ESO capsule through a strategic marketing alliance with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company (see Note 8C). In late 2006, the Company completed the development of its third video capsule, PillCam Colon, for visual examination of the colon and received the regulatory clearance that permits the Company to market and sell this capsule in Europe. The Company has also submitted this capsule for FDA clearance in the United States.

The medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company’s future success is dependent upon several factors including technological quality, regulatory approvals, sufficient reimbursement for its products and the cost and diagnostic-effectiveness of its products compared to other methods for the examination of the gastrointestinal tract.

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands and Australia and its 51% owned subsidiary in Japan. The accounts of its subsidiaries are consolidated from the date of their inception. All the subsidiaries were established for the purpose of marketing and selling the Given System. All intercompany balances and transactions have been eliminated in consolidation. The Company considers that it operates in only one segment.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

C.	Functional and reporting currency

The Company’s functional and reporting currency is the U.S. dollar.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using current exchange rates. Gains and losses from the translation of foreign currency transactions are recorded in other income or expenses.

D.	Cash and cash equivalents

All highly-liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

E.	Provision for doubtful accounts receivable

The provision for doubtful accounts receivable is calculated on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion on the estimated risk, in reliance on available information with respect to the debtor’s financial position and an evaluation of the collateral received.

The activity in the provision for doubtful accounts for the three years ended December 31, 2006 is as follows:

	Year ended December 31,

	2004	2005	2006

Opening balance	$—	$115	$431
Additions during the year	115	316	356

Closing balance	$115	$431	$787

F.	Inventories

Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials and components and finished goods and on the basis of actual manufacturing costs for work in progress.

G.	Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

H.	Marketable securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities (“Statement 115”). Marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as “held to maturity” and auction rate securities and money market funds, which the Company classified as “trading”, all in accordance with the guidance of statement 115.

Held-to-maturity debt securities are securities that the Company has the ability and intent to hold until maturity and are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.

Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value and changes in the fair value, based on closing market prices of the at balance sheet date, represent unrealized gains and losses which are included in earnings.

A decline in the market value of any “held-to-maturity” security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

I.	Fixed assets

Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and software	33
Instruments and laboratory equipment	15
Leasehold improvements	10
Motor vehicles	15
Machinery and equipment	15
Communication equipment	15
Office furniture and equipment	10-15

Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

The Company accounts for long-lived assets and certain intangible assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“Statement 144”). This Statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

J.	Other assets

a.

The Company developed proprietary software for its computer workstations that permits downloading and viewing recorded data from the portable data recorder. The costs of developing this software were capitalized in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“Statement 86”). As such, capitalization of software development costs begins upon the establishment of technological feasibility as defined in Statement 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized on a straight-line basis over the expected life of the related product, which is generally five years.

b.	Legal expenses related to patent and trademark registration have been capitalized and amortized over the remaining life of the asset, which is generally eight years.

c.

Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s web site that are capitalized and amortized over their estimated useful lives which are generally three years.

K.	Stock compensation plans

Employees and directors

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). This Statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2005.

Stock-based compensation recognized in the Consolidated Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. SFAS No. 123R required forfeitures to be estimated at the time of grant and revised, in necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

K.	Stock compensation plans (cont’d)

The effect of the implementation of SFAS No. 123R was to increase expenses by $5,213, which changed the profit before taxes and net profit to losses by the same amount. The per share effect $(0.19) was to turn the basic and diluted earnings per share into loss per share.

Prior to January 1, 2006, the Company has followed SFAS No. 123, which permitted entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allowed entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB Opinion No. 25”) and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied.

The Company elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123”.

As such, the Company computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

The following table shows the effect on net profit and profit per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

		Year ended December 31,

		2004	2005

Net profit as reported		$2,888	$6,343
-	Compensation expenses according to APB 25 included in the reported net profit	16	3

-	Application of compensation expenses according to Statement 123	(13,432)	(10,327)

Pro forma net loss		$(10,528)	$(3,981)

Basic profit (loss) per Ordinary Share:
As reported		$0.11	$0.23

Pro forma		$(0.39)	$(0.14)

Diluted profit (loss) per ordinary share:
As reported		$0.10	$0.21

Pro forma		$(0.39)	$(0.14)

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

K.	Stock compensation plans (cont’d)

Non-Employees

Effective January 1, 2006, the Company applies the provisions of SFAS No. 123R to account for stock based compensation to non-employees. Prior to January 1, 2006, the Company applied the fair value-based method of accounting set forth in Statement 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” for such compensation expenses. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees and are recognized over the vesting period.

The Company recorded compensation expense of $62 in the year ended December 31, 2004 related to the above options. There were no such expenses in 2005 or 2006.

L.	Profit (loss) per Ordinary Share

Basic and diluted profit (loss) per Ordinary Share is presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic profit (loss) per Ordinary Share is calculated by dividing the net profit (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted profit (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighed average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options had been exercised.

The following table summarizes information related to the computation of basic and diluted profit (loss) per Ordinary Share for the years indicated.

	Year ended December 31,

	2004	2005	2006

Net profit (loss) attributable to Ordinary Shares	$2,888	$6,343	$(1,508)

Weighted average number of Ordinary Shares outstanding Used in basic profit (loss) per Ordinary Share calculation	26,633,964	27,781,223	28,053,849

Add assumed exercise of outstanding dilutive potential Ordinary Shares	2,719,484	1,913,941	—

Weighted average number of Ordinary Shares outstanding Used in diluted profit (loss) per Ordinary Share calculation	29,353,448	29,695,164	28,053,849

Basic profit (loss) per Ordinary Share	$0.11	$0.23	$(0.05)

Diluted profit (loss) per Ordinary Share	$0.10	$0.21	$(0.05)

Number of options excluded from the diluted earning per share calculation because of anti-dilutive effect	165,500	2,448,114	4,114,604

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

M.	Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

N.	Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, are deferred and recognized ratably over the term of the support period, which is generally one year.

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company’s policy is not to grant return rights.

Taxes collected from customers and remitted to Governmental Authorities are presented in the financial statements on a net basis.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of AICPA Statements of Position 97-2, “Software Revenue Recognition”. Based on such evaluation, the Company has concluded that none of its products have such embedded software.

O.	Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a reduction of research and development expenses.

Royalties payable to OCS are recognized pursuant to sale of related products and are classified under cost of revenues.

P.	Taxes on income

The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes” (“Statement 109”).

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

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont’d)

R.	Allowance for product warranty

It is the Company’s policy to grant a warranty for certain products. The balance sheet provision for warranties for all periods through December 31, 2006 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

S.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and marketable securities.

Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security with respect to receivables due from distributors.

T.	Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its consolidated financial position, results of operations and cash flows.

Note 2 - Cash and Cash Equivalents

	Interest rate as of December 31	December 31

	2006	2005	2006

	%

Denominated in U.S. dollars	5.15-5.26	$57,912	$25,794
Denominated in New Israeli Shekels	4.7-5.0	2,855	3,099
Denominated in Euro	2.95	3,396	7,766
Denominated in Australian dollars		732	469
Denominated in Japanese Yen		461	7,382

		$65,356	$44,510

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 3 - Accounts Receivable - Other

	December 31

	2005	2006

Government institutions	$921	$1,389
InScope (Note 8C)	5,000	—
Other	343	74

	$6,264	$1,463

Note 4 - Inventories

	December 31

	2005	2006

Raw materials and components	$7,399	$7,721
Work in progress	3,251	3,533
Finished goods	5,522	6,914

	$16,172	$18,168

Note 5 - Marketable Securities

As of December 31, 2006 and 2005, marketable securities consist U.S. government bonds and corporate bonds, which the Company classified as “held-to-maturity” (““the Bonds”). As of December 31, 2006, marketable securities also included auction rate securities and money market funds, which are classified as “trading”.

The amortized cost, gross unrealized losses and fair value of the “held-to-maturity” Bonds by major interest type were as follows:

	December 31, 2006

	Amortized cost	Gross unrealized holding losses	Fair Value

Up to 5%	$33,574	$(601)	$32,973
5.1% - 6%, 8.125%	13,380	(212)	13,168

	$46,954	$(813)	$46,141

	December 31, 2005

	Amortized cost	Gross unrealized holding losses	Fair Value

3.375% - 4.3%	$17,697	$(198)	$17,499
5.9% - 6%	4,255	(86)	4,169

	$21,952	$(284)	$21,668

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 5 - Marketable Securities (cont’d)

          Maturities of the “held-to-maturity” Bonds were as follows at December 31, 2006 and 2005:

	Amortized cost	Fair value

	2006	2006

Current maturities	$12,185	$12,063
Due after one year through five years	34,769	34,078

	$46,954	$46,141

	Amortized cost	Fair value

	2005	2005

Current maturities	$288	$284
Due after one year through five years	21,664	21,384

	$21,952	$21,668

As of December 31, 2006, marketable securities also included $5,060 in bonds classified as “trading” (2005 - $0). These investments are subject to price volatility associated with any interest-bearing instrument. Net realized gains on trading securities during the year ended December 31, 2006 were $133, and are included in financial income. Net unrealized losses on trading securities held as of December 31, 2006 were $15 and are included in financial income.

Short-term investments are comprised of:

	December 31

	2005	2006

Current maturities of “held-to-maturity” securities	$288	$12,185
Trading securities	—	5,060

	$288	$17,245

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 6 - Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31

	2005	2006

Computers and software	$4,942	$6,234
Instruments and laboratory equipment	682	791
Leasehold improvements	3,847	4,259
Motor vehicles	55	155
Machinery and equipment	12,702	14,952
Communication equipment	388	418
Office furniture and equipment	1,273	1,248

Fixed assets	23,889	28,057

Accumulated depreciation	(10,027)	(13,246)

Fixed assets less accumulated depreciation	$13,862	$14,811

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were $ 2,561, $ 2,936 and $ 3,599, respectively.

Note 7 - Other Assets, at Cost, Less Accumulated Amortization

	December 31

	2005	2006

Software development costs	$647	$647
Patents and trademarks	3,425	4,594
Web site application	895	922

Other assets	4,967	6,163

Accumulated amortization	(2,450)	(3,088)

Other assets, net	$2,517	$3,075

Amortization expenses for the years ended December 31, 2004, 2005 and 2006 were $586, $660 and $ 638, respectively. . Estimated amortization expense for the next five years is: $573 in 2007, $560 in 2008, $516 in 2009, $453 in 2010, and $381 in 2011.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 - Commitments and Contingencies

A.	Office of the Chief Scientist Grants

The Company’s research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). In return for the OCS’s participation, the Company is committed to pay royalties to the Israeli Government at the rate of 3% for each of the first three years and, from the fourth year onwards, at the rate of 3.5% of the sales of its product, up to 100% of the amount of the grants received, plus LIBOR interest. The grants are presented as an off-set to related research and development expenses. The Company is entitled to the grants only upon incurring research and development expenditures. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval.

Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. As of December 31, 2006, the Company has received from the OCS office a total cumulative amount of $ 6,751 of which the Company has already repaid $ 2,534 as royalties. The total outstanding future obligation, for royalties, based on royalty-bearing government participation totaled, before interest, approximately $ 4,217 as of December 31, 2006. Royalties payable to the OCS are recognized pursuant to sale of related products and are classified under cost of revenues.

B.	Leases

Capital lease for motor vehicles

The capital lease is to be repaid in five years and bears interest of 7.47%. The vehicles are pledged as collateral.

Operating leases

The Company and its subsidiaries currently lease office space and manufacturing space for periods of up to 15 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $ 1,300 a year in rent and management fee. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided a bank guaranty in the amount of approximately $ 750 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $ 196 to guarantee their performance under the terms of the lease agreements.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 - Commitments and Contingencies (cont’d)

B.	Leases (cont’d)

The Company is committed to minimum annual payments over the next five years as follows:

	Capital leases	Operating leases

2007	$13	$2,884
2008	20	2,432
2009	—	1,880
2010	—	1,439
2011 and thereafter	—	6,577

	$33	$15,212

Rental expenses under the lease agreements for the years ended December 31, 2004, 2005 and 2006 were $1,999, $ 2,353 and $ 2,914, respectively.

C.	Agreement with InScope

On May 10, 2004, the Company entered into an exclusive sales representation, co-promotion and cooperation agreement with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. InScope has exclusive rights to market the Company’s PillCam ESO capsule for visual examination of the esophagus. Under the terms of the agreement, the Company received, as of December 31, 2006, milestone payments of $25,000. The Company pays InScope a commission of 50% on sales of PillCam ESO capsules and a 10% commission on sales of capital equipment parts of the Given System, such as workstations and portable data recorders. According to a September 2006 amendment to the original agreement, the payment by InScope to the Company of the remaining $25,000 milestone payment originally due February 2007, plus 7% interest, will be made in six equal annual installments of $5,240 each, beginning in January 2008. Beginning in 2009, the remaining installments at any given time may be accelerated and paid sooner if one or more reimbursement or commission thresholds are achieved. In addition, pursuant to this amendment, the 10% commission the Company pays InScope on sales of capital equipment parts of the Given System will be paid only in respect of capital equipment sold to customers that use this equipment to perform procedures with the PillCam ESO capsule. InScope will fund certain reimbursement and clinical study activities concerning the PillCam ESO capsule.

Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years, followed by a four-year co-exclusive transition period with the Company.

All milestone payments received have been deferred and are being systematically recognized, on a straight-line basis, by the Company as a reduction of commission expense over the 15 year term of the agreement.

Milestone payments are included under deferred income in the Consolidated Balance Sheet.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 - Commitments and Contingencies (cont’d)

D.	Agreements with key single - source suppliers and commitments to suppliers

(1)

In 2004, the Company entered into an agreement with a Canadian company (“Canadian Company”) that supplies a component that is integrated into the PillCam capsules. Under the agreement, the Company has agreed to purchase a minimum quantity of components during the first 36 months following the development and testing phase, and if it fails to do so it must make certain payments to the Canadian Company in respect of the shortfall. The agreement also includes non-compete provisions prohibiting the Canadian company from selling the component to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the component to any potential competitors in the Company’s market. The initial term of the agreement was scheduled to expire in April 2007.

In July 2005, the Company agreed with the Canadian Company that it will develop and manufacture an additional version of the component. The minimum purchase requirements will not apply to this version. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

(2)

The Company is a party to a development, manufacturing and supply agreement with another supplier (“Supplier”), under which the Supplier has developed a component, that is integrated into the PillCam capsules and is also manufacturing and supplying this component exclusively to the Company. Under this contract, the Supplier may not offer the component as a standard catalog part. In the event that the Supplier ceases operations or enters into liquidation, the Company is entitled to receive all information necessary to manufacture the component upon the payment of reasonable royalties to be agreed upon with the Supplier. The agreement permits the Supplier to disregard the exclusive sales requirement if the Company fails to purchase agreed-upon minimum quantities.

In February 2006, the Company signed an amendment to this agreement and agreed that the Supplier will develop and manufacture an enhanced version of the component. This amendment also extended the initial term of the agreement until November 2012, with an option to extend that term by mutual agreement. The Company has agreed to purchase the enhanced component only from the Supplier and the Supplier has agreed to sell the component exclusively to the Company.

(3)	The Company’s annual commitments under agreements with suppliers for the next 5 years are as follows:

2007	$3,808
2008	2,329
2009	2,250
2010	2,250
2011 and thereafter	4,500

$15,137

Payments under such agreements with suppliers for the years ended December 31, 2004, 2005 and 2006 were $3,723, $8,568 and $8,875 respectively.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 - Commitments and Contingencies (cont’d)

E.	Patent Litigation

On May 19, 2006, Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as “Olympus”, filed a complaint against the Company in the District Court for the Eastern District of Pennsylvania. In the complaint, Olympus alleged that the Company’s capsule endoscopes infringe one of its patents (“Olympus Patent”). The Olympus Patent will expire in December 2008. In addition, Olympus seeks a declaratory judgment that its endoscope product will not infringe the Company’s’ first U.S. Patent, known as the ‘531 patent, and that the ‘531 patent is invalid. In its complaint, Olympus requested an injunction that will prevent the Company from selling in the United States any product that infringes on the Olympus Patent as well as damages in an unspecified amount.

The Company filed its answer and counterclaim on October 20, 2006. In this answer and counterclaim the Company denied infringement of the Olympus Patent and that the Olympus Patent is invalid. In addition, the Company alleged that the ‘531 patent is valid and will be infringed by Olympus once it begins marketing and selling its capsule endoscopy product in the United States. The Company also alleged that Olympus will infringe three other Company patents.. In the complaint, the Company requested an injunction to prevent Olympus from selling in the United States any product that infringes on the Company’s patents. If Olympus sells its capsule endoscopy system in the United States, the Company may also request the assessment of damages.

On March 30, 2007 Olympus filed an amended complaint asserting that the Company’s capsule endoscopes infringe three additional patents owned by it. The Company is examining the amended complaint and will file its answer with the court within the time period permitted by the applicable procedural rules.

The Company believes it has a reasonable chance of success in this case. However, litigation is in early stages and the outcome is uncertain at this time. The ongoing litigation and any unfavorable outcome may have an adverse effect on the Company’s results of operation.

F.	Provision for Sales Tax

During the year ended December 31, 2005, the Company made a provision of $1,800 for potential uncollectible sales tax, interest and penalties resulting from the failure of the Company’s U.S. subsidiary to appropriately collect and remit sales tax on sales in the U.S. since the fourth quarter of 2001. The provision represented the Company’s estimate of the amounts it might not collect from its customers for remittance to the different jurisdictions, and any interest and penalties the Company may have to pay for failure to timely remit the sales tax. During 2005 and 2006 the Company has all required sales and use tax returns and collected tax amounts from its customers. As of December 31, 2006, accounts payable included $702 representing sales and use taxes, interest and penalties remaining to be resolved.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 - Commitments and Contingencies (cont’d)

G.	Investment in the Japanese Subsidiary

In 2006, the Company and its Japanese partners completed additional equity financing of approximately $9.6 million (in Japanese YEN) to finance the operations of Given Imaging K.K., the Company’s Japanese subsidiary, until it starts generating enough cash to finance its operations. The Company’s portion of the funding of approximately $4.8 million was paid out of its cash reserves. Following completion of this additional equity financing, the Company continues to have a controlling interest of 51% of its Japanese subsidiary

Note 9 - Accounts Payable - Other

	December 31

	2005	2006

Government institutions	$3,693	$2,137
Liabilities regarding employees	4,700	6,863
Advances from customers	39	58
Warranty	71	102
Royalties to the OCS	306	214
Commissions	2,161	2,057
Accrued expenses	2,916	3,189

	$13,886	$14,620

Note 10 - Liability in Respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company’s liability for severance payments is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The liability for employee severance payments included in the balance sheet represents the total amount due for such severance payment, while the assets held for severance benefits included in the balance sheet represents the Company’s contributions to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee’s salary subject to regulatory limits. Employees are vested in the Company’s contributions after 30 days of employment.

Expenses recorded in respect of employee severance payments for the years ended December 31, 2004, 2005 and 2006 are $525, $664 and $862, respectively.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 - Share Capital

A.	Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are authorized, issued, fully paid and non-assessable. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum or articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.

B.	Employees’ and non employees’ stock options

In 2003, the Company adopted a stock option plan for directors, employees and consultants. The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000. Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The Company has reserved for issuance a total of 2,500,000 Ordinary Shares under the plan. As of December 31, 2006, 21,516 options out of this plan had not been granted.

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

In 2006, the Company adopted the 2006 Equity Incentive Plan (“the Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. The Company has reserved for issuance a total of 2,500,000 Ordinary Shares under the Plan. As of December 31, 2006, there were 539,500 shares outstanding under this plan, and 100,000 shares of restricted stock had been issued.

Equity awards under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years. The Company’s current policy is that options granted under the Plan expire five years following the date of the grant.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

Generally, where a grant of an award under the plan is the first grant of equity to an employee or consultant, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

In case of participating employees and consultants, all unvested awards are cancelled upon the termination of their employment or service. All vested awards may be exercised within 180 days following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause after more than five years of service on the Company’s board of directors, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination or discontinuation of service, except in cases where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

Under this plan, in the event of an acquisition or merger in which the Company is not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards will be accelerated and exercisable, ten days prior to the acquisition or merger. In addition, if the employment of a holder of outstanding awards is terminated in anticipation of or during the 12 month period following an acquisition or merger, all awards that are scheduled to vest within two years of such acquisition or merger, will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

Awards granted under the 2006 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the Ordinary Shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the plan are subject to capital gains tax of 25% and the Company is not entitled to a tax deduction. Options granted under the plan to U.S. residents may also qualify as incentive stock options (ISO) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. Options that do not contain terms that will qualify them as ISOs are treated as Non-Qualified Stock Options.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

Prior to the adoption of Statement 123R, effective January 1, 2006, the fair value of each option granted is estimated on the date of grant, using the Black-Scholes model with the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk-free average interest rate as follows:

Year ended December 31,	%

2004	1.0-2.5
2005	3.0-4.3

3.	Estimated expected lives of five years as of the date of grant.

4.

Expected average volatility of 74% and 62%, for the year ended December 31, 2004 and 2005, respectively, which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares on the NASDAQ National Market.

The fair value of each option granted in 2006 was estimated on the date of grant using the Black - Scholes model, with the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk free average interest rate of 4.89% which represents the risk free rate of US$zero - coupon Government Bonds.

3.	Weighted average expected life of 3.69 years, which represents the period for which the options granted are expected to be outstanding.

The expected life of the options granted to employees and directors, is calculated based on the Simplified Method as allowed under Staff Accounting Bulletin No. 107 (SAB 107), giving consideration to the contractual term of the options and their vesting schedules.

4.	Expected average volatility of 53.17% which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ National Market.

The following table summarizes information relating to stock options for Ordinary Shares outstanding and exercisable, as of December 31, 2006:

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

	Options outstanding

Exercise price	Number outstanding at December 31, 2006	Weighted average remaining contractual life (in years)

$1 - $10	855,368	4.86
$10.01-$20	1,862,025	5.65
$20.01-$30	889,920	6.45
$30.01-$40	507,291	7.90

	4,114,604

	Options exercisable

Exercise price	Number exercisable at December 31, 2006	Weighted average remaining contractual life (in years)

$1 - $10	844,368	4.84
$10.01-$20	1,294,525	6.07
$20.01-$30	236,250	7.71
$30.01-$40	410,674	7.88

	2,785,817

The stock option activity under the Plans is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value

Balance at January 1, 2004	3,881,396
Granted	1,011,340	$ 34.09	$ 23.31
Forfeited	(119,000)	14.84	10.36
Exercised	(472,198)	5.44	4.11

Balance at December 31, 2004	4,301,538
Granted	266,000	25.06	13.93
Forfeited	(205,483)	26.96	16.78
Exercised	(328,895)	3.29	2.78

Balance at December 31, 2005	4,033,160
Granted	1,077,070	18.75	10.21
Forfeited	(404,616)	25.87	15.29
Exercised	(591,010)	3.45	2.95

Balance at December 31, 2006	4,114,604

The aggregate intrinsic value of options outstanding as at December 31, 2006, is $ 19,673. The aggregate intrinsic value of options excisable as at December 31, 2006, is $ 18,778. The total intrinsic value of options exercised during the year ended December 31, 2006, is $ 10,610.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares will vest in four installments over a period of four years, beginning on May 30, 2007. The fair value of the restricted shares as of the date of issue is being amortized over the vesting period.

Unrecognized compensation costs related to the restricted shares, as of December 31, 2006, to be recognized over 3.4 years, were $1,516 and compensation expenses of $263 were recognized in 2006.

The following summarizes the allocation of the stock-based compensation charge for both employees and non-employee stock option grants:

	Year ended December 31,

	2004	2005	2006

Research and development costs	$63	$—	$569
Selling and marketing expenses	1	—	1,839
General and administrative expenses	14	3	2,805

	$78	$3	$5,213

As of December 31, 2006, there was approximately $10,200 of unrecognized compensation costs related to non-vested options to be recognized over a weighted average period of 2.67 years. The total grant date fair value of options vested during the year ended December 31, 2006, was $8,368

Note 12 - Revenues

A.	Revenues by activities

	Year ended December 31,

	2004	2005	2006

Workstations and recorders	$18,669	$16,145	$12,513
PillCam SB capsule	41,622	62,528	76,360
PillCam ESO capsule	1,829	4,384	1,438
Patency capsules and scanners	188	174	353
Service	2,712	3,545	4,365

	$65,020	$86,776	$95,029

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 12 – Revenues (cont’d)

B.	Revenues by geographic areas

	Year ended December 31,

	2004	2005	2006

United States	$46,694	$63,896	$66,415
Europe	13,447	16,765	21,053
Rest of the world	4,879	6,115	7,561

	$65,020	$86,776	$95,029

Note 13 - Financial Income, net

	Year ended December 31,

	2004	2005	2006

Currency gains (losses)	$444	$(837)	$778
Interest income	685	1,963	1,639
Income from marketable securities	—	422	1,849
Other	(173)	(786)	(286)

	$956	$762	$3,980

Note 14 - Taxes on Income

A.	Company

(1)

Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

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

The income derived from an approved enterprise will be exempt from tax for a ten year period, commencing on the date that taxable income is first generated by the approved enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). As of December 31, 2006, the benefit term had not commenced.

Dividend distributions originating from income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

Given Imaging Ltd. and its subsidiaries

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

On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959. The primary changes are as follows:

a.

Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

b.	Tax benefits of the Alternate Path include lower tax rates or zero tax depending on the investment zone and the path chosen, lower tax rates on dividends and accelerated depreciation.

c.	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

	1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

	2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

	3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

(2)

The Company has net operating loss carryforwards in Israel of approximately $ 13.9 million as of December 31, 2006. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.

(3)	As explained above, the Israeli Company is exempt from tax for a ten-year period. Therefore, the Israeli Company has not recorded deferred tax assets and liabilities.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 - Taxes on Income (cont’d)

A.	Company (cont’d)

(4)	On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005 (“the Amendment”).

The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

This change has no effect on the financial statements of the Company.

B.	Subsidiaries

At December 31, 2006 the subsidiaries had local, federal and state net operating loss carryforwards of approximately $ 26.6 million. Federal and state losses carryforwards in the US subsidiary, totaling $ 9.1 million will be expired through 2026. Operating loss carryforwards in the Japanese subsidiary, totaling $ 6.4 million will be expired through 2013. The remaining balance could be utilized with no limitation of time.

C.	Profit (loss) before tax and tax expense (benefit) included in the statement of operations

	Year ended December 31

	2004	2005	2006

Profit (loss) before taxes on income and minority share:
Israel	$4,494	$5,011	$3,459
Foreign jurisdiction	(3,043)	(70)	(6,174)

	$1,451	$4,941	$(2,715)

Taxes on income:

Current taxes:
Israel	$—	$—	$200
Foreign jurisdiction	47	196	82

	$47	$196	$282

Deferred taxes:
Israel	$—	$—	$—
Foreign jurisdiction	(737)	(482)	(155)

	$(737)	$(482)	$(155)

Tax expense (benefit)	$(690)	$(286)	$127

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 - Taxes on Income (cont’d)

D.	Deferred Taxes

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31

	2005	2006

Net operating tax assets regarding carryforward losses of subsidiaries	$9,960	$10,137
Other timing difference	1,576	2,343

Deferred tax asset	11,536	12,480
Valuation allowance	(10,317)	(11,106)

Net deferred tax asset	$1,219	$1,374

The net changes in the total valuation allowance for the years ended December 31, 2004, 2005 and 2006 are $ 3,840, ($ 2,779) and $ 789, respectively.

E.	Reconciliation of the statutory tax expense (benefit) to actual taxes on income

	Year ended December 31,

	2004	2005	2006

Profit (loss) before taxes on income and minority share	$1,451	$4,941	$(2,715)
Tax rate	0%	0%	0%

Statutory income tax on the above amount	—	—	—
Increase (decrease) in taxed on income resulting from:
Differences between the definition of capital and assets for tax purposes	—	—	200
Changes in valuation allowance	3,840	(2,779)	789
Foreign tax rate differential in subsidiaries	(4,530)	2,493	(862)

Tax expense (benefit)	$(690)	$(286)	$127

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 15 - Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. Except for marketable securities considering the short term nature of these financial instruments, their carrying amounts approximate fair value. The fair value of the Company’s marketable securities is disclosed in Note 5.