Form 20-F
period 2008-12-31
GIVEN IMAGING LTD
filed 2009-03-31
CIK 1126140

As filed with the Securities Exchange Commission on March 31, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  000-33133

GIVEN IMAGING LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Hermon Building, New Industrial Park
Yoqneam 20692, Israel
(Address of principal executive offices)

Ido Warshavski, Adv.
Tel:  + 972 (4) 909-7777
E-mail:  Ido.Warshavski@givenimaging.com
Fax:  +972 (4) 959 2466
Hermon Building, New Industrial Park
Yoqneam 20692, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.05 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008:

29,257,785 Ordinary Shares, par value NIS 0.05 per share

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒  International Financial Reporting Standards as issued ☐  Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

TABLE OF CONTENTS

TRADEMARK DISCLAIMER

GIVEN, GIVEN & Design, PILLCAM, PILLCAM & Logo, PILLCAM IMAGING CAPSULE & Design, AGILE, RAPID, RAPID ACCESS, ORDERWIN, ORDER WHEN I NEED, FINGERS HOLDING A CAPSULE & Logo, FINGERS HOLDING PILLCAM CAPSULE & Logo, ICCE, ICCE Logos, International Conference on Capsule Endoscopy, BRAVO, BRAVO PH SYSTEM, ENDONETICS and VUESPAN are Trademarks and/or Registered Trademarks of Given Imaging Ltd. its subsidiaries and/or affiliates in the United States and/or other countries. All other company or product names are the trademarks or registered trademarks of their respective holders. All rights not expressly granted are reserved.

CERTAIN DEFINITIONS

As used in this Annual Report, unless the context otherwise requires:  the terms “Given,” the “Company,” “we,” “us,” “our” and “our company” refer to Given Imaging Ltd. and its subsidiaries; the terms “U.S. dollars,” “dollars” or “$” refer to United States dollars; the terms “Shekel” or “NIS” refer to the New Israeli Shekel, the legal tender currency of the State of Israel.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

          This Annual Report on Form 20-F contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	the adequacy of our cash balances and cash flow from operations to support our operations or future growth, in general or for specified periods of time;

•	statements as to the potential or expected acceptance of our current and future products by the medical community, particularly gastroenterologists;

•	statements as to expected increases in sales, operating results and certain expenses, including research and development and sales and marketing expenses;

•	statements as to anticipated reimbursement from U.S. and non-U.S. third-party payors for our products;

•	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

•	expectations as to the market opportunities for our products, including capsule endoscopes and the Bravo pH monitoring system, as well as our ability to take advantage of those opportunities;

•	expectations as to the timing, results and content of future clinical studies and publications;

•	statements as to the expected outcome of legal and patent proceedings in which we are involved;

•	statements as to the expectation for the content of future publications regarding our products;

•	expectations as to the receipt and timing of regulatory clearances and approvals, and the anticipated timing of sales of our products in new markets or for new indications;

•	estimates of the impact of changes in currency exchange rates on our operating results;

•	expectations as to the adequacy of our inventory of critical components and finished products;

•	expectations as to the adequacy of our manufacturing facilities; and

•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new tax and corporate legislation may have on our operations.

          In addition, forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to obtain regulatory clearance for our products in one or more countries and adverse changes in regulatory environment, (2) our ability to have successful clinical trials and to provide evidence of the clinical and economic effectiveness of our products, (3) our success in implementing our sales, marketing, research and development and manufacturing plans, (4) continuous supply of certain product or system components by third party suppliers, (5) protection and validity of patents and other intellectual property rights, (6) the impact of currency exchange rates, (7) the effect of competition by other companies, (8) the outcome of future litigation, (9) the reimbursement policies for our product from third-party payors, (10) quarterly variations in operating results, (11) the possibility of armed conflict or civil or military unrest in Israel, (12) the impact of macro economic and market conditions in our main markets, and (13) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors”, “Cautionary Language Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in this Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Except for the Company’s ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

             Not Applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

             Not Applicable.

ITEM 3.        Key Information

          The selected consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The selected consolidated statements of operations data for the years ended December 31, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006, have been derived from our audited consolidated financial statements not included in this Form 20-F, which have been prepared in accordance with generally accepted accounting principles in the United States of America. You should read the selected consolidated financial information set forth below in conjunction with our audited consolidated financial statements and the related notes as well as Item 5 - “Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

	Year ended December 31,
	2004	2005	2006 (1)	2007(1)	2008(1)
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenues	$65,020	$86,776	$95,029	$112,868	$125,108
Cost of revenues	(17,734)	(22,070)	(24,154)	(29,721)	(33,001)
Early repayment of royalty bearing government grants	—	—	—	(4,843)	—
Gross profit	47,286	64,706	70,875	78,304	92,107
Operating expenses:
Research and development, gross	(7,363)	(8,833)	(12,678)	(12,847)	(15,126)
In-process research and development acquired in a business combination	—	—	—	—	(4,700)
Royalty-bearing government grants	1,140	1,244	1,867	1,242	1,530
Research and development, net	(6,223)	(7,589)	(10,811)	(11,605)	(18,298)
Sales and marketing	(33,652)	(43,281)	(50,732)	(55,446)	(60,902)
General and administrative	(6,916)	(9,657)	(16,027)	(20,981)	(19,320)
Termination of marketing agreement	—	—	—	22,860	5,443
Other	—	—	—	(422)	(867)
Total operating expenses	(46,791)	(60,527)	(77,570)	(65,594)	(93,942)
Operating profit (loss)	495	4,179	(6,695)	12,710	(1,835)
Financial income, net	956	762	3,980	5,520	4,004
Profit (loss) before taxes on income and minority share	1,451	4,941	(2,715)	18,230	2,169
Income tax benefit (expense)	690	286	(127)	(4,548)	(250)
Profit (loss) before minority share	2,141	5,227	(2,842)	13,682	1,919
Minority share in losses of subsidiary	747	1,116	1,334	1,503	2,087
Net profit (loss)	$2,888	$6,343	$(1,508)	$15,185	$4,006
Basic earnings (loss) per ordinary share (2)	$0.11	$0.23	$(0.05)	$0.52	$0.14
Diluted earnings (loss) per ordinary share (2)	$0.10	$0.21	$(0.05)	$0.49	$0.13
Weighted average number of ordinary shares used in computing basic earnings (loss) per ordinary share (2)	26,633,964	27,781,223	28,053,849	28,961,968	29,454,035
Weighted average number of ordinary shares used in computing diluted earnings (loss) per ordinary share (2)	29,353,448	29,695,164	28,053,849	31,030,458	30,798,360

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$80,861	$65,356	$44,510	$37,103	$31,697
Short term investments	—	288	17,245	23,191	28,509
Working capital	92,987	86,217	79,015	74,996	85,154
Marketable securities	—	21,664	34,769	41,629	30,063
Total assets	124,224	149,110	158,177	177,316	177,915
Long-term liabilities	10,984	24,246	22,838	3,938	5,084
Total liabilities	28,430	47,005	46,892	41,725	31,751
Accumulated deficit	(55,747)	(49,404)	(50,912)	(35,727)	(31,721)
Total shareholders’ equity	94,617	102,044	107,786	133,595	144,171

(1)
Effective January 1, 2006, we have adopted SFAS 123(R), which requires us to recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees, over their respective vesting period. Accordingly, our operating expenses in 2006, 2007and 2008 include a total of $5.2 million, $5.7 million and $6.9 million, respectively, of additional compensation expense allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. For more information on the adoption of SFAS 123(R), see Note 1L of the notes to our consolidated financial statements.

(2)	See Note 1N of the notes to our consolidated financial statements for an explanation of the number of shares used in computing earning (loss) per share data.

RISK FACTORS

If we are unable to manufacture, market or sell the PillCam capsules, our revenues may decline significantly or we may not be able to maintain our expected annual growth rate.

          A substantial portion of our revenues and our annual revenue growth to date has resulted from sales of the PillCam SB capsule. We expect that a substantial majority of our revenues for the foreseeable future will continue to come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $76.4 million, or 80%, of our revenues in 2006, $90.6 million, or 80%, in 2007 and $103 million, or 82%, in 2008. In addition, we expect sales of other PillCam capsules, such as PillCam ESO and PillCam COLON, to increasingly contribute to our revenues in the future. If we are unable to manufacture, market or sell the PillCam capsules, and PillCam SB in particular, for any reason, including, for example, product recall, natural disaster, unavailability of components, war in Israel or as a result of a legal action against us, our revenues may decline significantly or we may not be able to maintain our expected annual growth rate. For discussion on our disaster preparedeness, see Item 4 – “Information on the Company - Manufacturing - Manufacturing Facilities and Disaster-Preparedness.”

Our future growth depends in part on our ability to market the PillCam SB capsule for additional indications other than obscure gastrointestinal bleeding.

          The PillCam SB capsule has been cleared for marketing by the FDA for the detection of disorders of the small intestine. In recent years, sales of PillCam SB capsules have accounted for the significant majority of our revenues. To date, the PillCam SB capsule has been used primarily for diagnosis of obscure gastrointestinal bleeding, or OGIB.  Our ability to expand the use of the PillCam SB capsule for the diagnosis of additional small bowel indications, such as Crohn’s disease, depends substantially on our ability to provide clinical evidence and economic analysis supporting such expanded use, our ability to educate and train our customers on these expanded use opportunities and our ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If we are unable to expand the use of the PillCam SB capsule beyond OGIB, sales of the PillCam SB capsule may decline or not increase as we expect.

If we are unable to expand reimbursement coverage from third-party payors for procedures using our products, or if reimbursement is insufficient to create an economic benefit for purchasing or using our products when compared to alternative procedures, demand for our products may not grow at the rate we expect.

          Demand for our products depends significantly on the eligibility of the procedures performed using our products for reimbursement through government-sponsored healthcare payment systems and private third-party payors. Reimbursement practices vary significantly from country to country and within some countries, by region, and we must obtain reimbursement approvals on a country-by-country and/or region-by-region basis. In general, the process of obtaining reimbursement coverage approvals has been longer outside of the United States. Historically, we have experienced higher sales in territories in which we have received reimbursement coverage for our products and in territories in which health authorities and regulators approved the marketing or use of our products. We may not be able to obtain further approvals in a timely manner or at all and existing reimbursement coverage policies may be revised from time to time outside of our control by third-party payors. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for procedures using our products, or if reimbursement is, or is perceived by our customers to be, insufficient to create an economic incentive for purchasing or using our products or does not adequately compensate physicians and health care providers compared to the other procedures they offer, demand for our products may not grow at the rate we expect.

If we fail to increase utilization of our workstations and recurring orders of our PillCam SB capsule, we may not be able to achieve the growth rate we expect.

          Since sales of our PillCam SB capsule accounts for a substantial majority of our revenues, the level of recurring orders of our PillCam SB capsule by our customers is an important factor in growing our revenues. We are seeking to increase the level of recurring orders by a number of methods directed to increasing utilization of the PillCam capsules by physicians, including focused selling and marketing activities, frequent contact with our customers, improving reimbursement coverage, generating supporting clinical evidence to expand indications, educating physicians regarding the clinical benefits of the PillCam capsule, increasing operating efficiencies of our system to the benefit of physicians and collaborating with strategic industry participants. Increasing the level of recurring orders by our customers is also important to attracting new customers to purchase and use the Given System. If we are unable to increase utilization of our workstations and the level of recurring orders of our PillCam SB capsule, we may not be able to achieve the revenues necessary to maintain our growth rate.

If we are unable to market and sell our PillCam COLON capsule, particularly in the United States, we may miss a significant market opportunity and may not grow as we expect.

          We have had limited sales of our PillCam COLON capsule in Europe since 2007.  In February 2008, the United States Food and Drug Administration , or FDA, determined that, based on currently available clinical data, the PillCam COLON capsule is not substantially equivalent to any marketed device in the United States for visualization of the colon and, therefore, cannot be cleared for marketing in the United States, our biggest market, through the relatively quick 510(k) process. There can be no assurance that we will be able to receive FDA clearance for this capsule in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization of the colon. Our ability to market and sell the PillCam COLON successfully depends on one or more of the following:

•	Our ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule.

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

•
The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent “current procedural terminology,” or CPT, code and for private third-party payors to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure.

•	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule that is accepted by physicians and patients.

•	The absence of other safe and effective colon cancer screening products, which, if brought to market by third parties, may make the PillCam COLON capsule obsolete.

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

          Our ability to market and sell our PillCam ESO capsule depends significantly on our ability to expand the use of the PillCam ESO capsule. To date, PillCam ESO has been used primarily in the detection of esophageal varices, a condition prevalent in patients suffering from cirrhosis, a chronic liver disease. However, due to the limited prevalence of esophageal varices in the general population, we believe the market opportunity for the use of the PillCam ESO capsule in the detection of varices is limited. We believe that a significant market opportunity for our PillCam ESO capsule may be in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices. However, in order to successfully market and sell the PillCam ESO capsule in the detection of GERD, we must first develop a commercial plan, establish the cost effectiveness of using PillCam ESO for GERD, generate and present clinical data supporting this use and, subsequently, to obtain adequate reimbursement coverage. Our ability to expand the use of the PillCam ESO capsule depends substantially on our ability to convince additional third-party payors to provide reimbursement coverage for this capsule for the varices indication, the adequacy of such coverage and our ability to develop a commercial plan and generate and present clinical data supporting reimbursement for the GERD indication. If we are unable to do so, sales of the PillCam ESO capsule may not grow as we expect or at all.

If our estimates regarding the Bravo pH monitoring business are materially incorrect, we may not be able to grow our revenues and profitability as we expect.

In December 2008, we acquired the Bravo pH monitoring business from Medtronic, Inc, or Medtronic.  This is our first acquisition since our inception.  At Medtronic, this business was not organized as a separate operating entity and was not otherwise considered a material business for Medtronic.  As a result, audited or reviewed financial statements were not available for the Bravo business and our decision to acquire this business and our business expectations are based on our own due diligence and unaudited financial information and projections we received from Medtronic.  As a result, our estimates of future financial performance may be materially incorrect and this business may not positively impact our financial results or grow as we expect.

If we are unable to transition and integrate the Bravo pH monitoring business successfully, our revenues may not grow as we expect, our gross margins may suffer and we may lose market share to our competitors in the pH monitoring market.

During 2009, in connection with our acquisition of the Bravo pH monitoring business, we plan to transfer to our possession and control the business know-how and third-party supplier relationships, transfer the manufacturing line of the Bravo capsules and delivery system to Israel, complete or advance significantly the development of some new components of the Bravo system and otherwise integrate the Bravo pH monitoring business into our company.  During this transition period, we will depend significantly on Medtronic to ensure uninterrupted supply of the Bravo system and in transferring the necessary manufacturing knowledge to us successfully to allow us to begin our own manufacturing operations by the end of 2009, as planned.  If we are unable to complete our transition, research and development or integration plans successfully or on schedule, our revenues may not grow as a result of this acquisition as we expect, our gross margins and expected profitability may suffer or we may lose market share to our competitors in the pH monitoring market.

If we are unable to develop new software for the Bravo system and qualify it for use with an appropriate computer workstation by early 2010, we may not be able to continue to sell the Bravo system or may be forced to incur significant costs to outsource the development of new software to a third-party or to obtain complete access to the know-how related to the existing software.

We intend to develop, with Medtronic’s assistance, a new software application that allows physicians to read and interpret the result of the Bravo procedure.  The current software is complex and the know-how related to it is no longer under the complete control of Medtronic.  Upon completion, the new software will eliminate the dependency on Medtronic and simplify the user interface and related technical elements.  We currently have a limited number of workstations loaded with the existing software, which we expect will be sufficient to meet demand for the Bravo system until early in 2010.  If we are not successful in our efforts to develop new software during that time, or if demand is much higher than we expect, we may not be able to continue to sell the Bravo system or may be forced to incur significant costs to outsource the development of new software to a third party or to seek to obtain complete access to the know-how related to the existing software to allow us to continue to use such software on new hardware not currently qualified for use with the Bravo system.

We may lose market share and our revenues and gross margins may be negatively affected due to increasing competitive pressure from other capsule endoscopy manufacturers.

          Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe, Japan, Australia and other countries. In addition, other companies in Korea and China began selling capsule endoscopy systems for the small bowel in Europe, Asia and Australia and possibly other countries and may be selling these systems at a lower price than ours. If we are unable to compete effectively in the marketplace against these competing systems, we may lose market share, experience delays in completing sales as a result of longer decision making process among potential customers, or experience erosion of our gross margins as a result of growing price pressure.

We face competition from large, well-established manufacturers of traditional technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general which compete for the limited capital expenditure budgets of customers.

          Competition for our capsule endoscopy products also comes from traditional technologies for detecting gastrointestinal disorders and diseases, such as traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Hoya, and Fuji Film. The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, a division of Siemens AG, Philips Medical Systems Ltd., Toshiba Corporation and Shimadzu Corporation. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If we are unable to convince physicians to adopt our capsule endoscopy products over the current technologies marketed by our competitors, our results of operations may suffer. For details regarding our cooperation agreement with Fuji Film, see Item 4 – “Business Overview – Competition.”

          In addition to competition from products performing similar clinical functions to our capsule endoscopy product, there is also competition for the limited capital expenditure budgets of customers. Another capital equipment item for gastroenterology may compete with our system for the same capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment. If we are unable to market our capsule endoscopy products more effectively than other products which could be purchased using the same budget, we may be unable to maintain our current growth rate.

Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our technology.

          Protection of our technology is key to our future success. We rely on patent protection, as well as a combination of copyright, trade secret, design and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection in terms of duration, geographic scope or otherwise, and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Currently, many of our patent applications are still pending and we will be able to use them to protect our technology against potential competitors only after they are issued. The process of issuing a patent may sometimes be lengthy and may not always result in issued patents in a form that will be advantageous to us or at all. Our patents and applications cover particular aspects of our products and technology and may be challenged, invalidated or circumvented by third parties. There may be other effective technologies, designs or methods relating to capsule endoscopy. If other effective methods are not covered by our patents or applications and our competitors are able to commercialize products using these methods, it could have an adverse effect on our sales. In addition, our competitors may obtain patents that will prevent us from using technologies, designs or methods we would like to integrate into our products. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by former employees. The laws and judicial systems of foreign countries may not protect or enable enforcement of our intellectual property rights to the same extent as the laws of the United States or at all. If we do not adequately protect our intellectual property, our competitors or other parties could make products similar to ours and compete more efficiently with us, which could result in a decrease in our market share.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

          There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. In June 2008, we settled our patent litigation in the United States against Olympus Corporation and its affiliates. For a detailed description, see Item 8 – “Financial Information – Legal Proceedings.”

          Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. While we have attempted to ensure that our products do not infringe other parties’ valid patents and proprietary rights, searches typically performed to identify potentially infringed patents of third parties are not always conclusive and, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that our product and the methods it employs may be covered by patents held by them. If our products infringe a valid patent, we could be prevented from selling them unless we can obtain a license or redesign the product to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from operating our business.

If we are unable to successfully manage the introduction of new or improved capsule endoscopy products into the market, our operating results may be negatively affected.

          We began marketing and selling our capsule endoscopy products in August 2001. Since then, we have introduced new products or significant improvements to existing components of our products frequently. Newer products or system components may not be able to support and work with older product versions. For example, our PillCam COLON capsule only works with RAPID 5.0 or newer versions of the RAPID software. In order for as many of our customers as possible to utilize our most advanced capsule endoscopy technology, we need to manage new product introductions and installations efficiently, addressing concerns of customers regarding product upgrade costs, time constraints and training and education in light of possible short product life cycles. If we are unable to cause our customers to use the most advanced technology available or effectively address compatibility issues between older and newer products, we may harm our competitive position and our sales may be negatively affected. In addition, a failure to successfully manage the transition to newer products may result in obsolete inventory of older products, which we may be required to write off. This will negatively affect our operating results.

If we are unable to introduce new capsules and products for use in the gastrointestinal tract our growth may be negatively affected.

          Our objective is to expand the use of our capsule endoscopy system as a platform to be used with a variety of products and indications. We intend to add to our current PillCam capsules by developing and introducing new capsules and products. There can be no assurance that we will be able to develop new products that will enjoy widespread market acceptance as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that can be used in other parts of the gastrointestinal tract. In addition, we may be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing our existing capsule endoscopy products for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive and we cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of new products, we may be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of these new products. If future clinical trials indicate that new products are not as clinically-effective or cost-effective as current methods, or that they may cause unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell these new products or obtain reimbursement coverage, and our growth would be adversely affected.

Any disruption in the United States, our primary market for our products, may result in a material reduction in our revenues and negatively affect our operating results.

          Most of our revenues since our inception have been generated from sales in the United States. Sales in the United States accounted for $66.4 million, or 70%, of our revenues in 2006, $72.3 million, or 64%, of our revenues in 2007, and $74 million, or 59%, of our revenues in 2008. Any disruption to our operations or market in the United States resulting from changes in management or the sales team of our U.S. subsidiary, adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside our control, may result in a material reduction in our revenues and negatively affect our operating results.

If we are unable to successfully market and sell our products in Japan, one of our significant potential growth opportunities may be materially and adversely affected.

          In 2007 and 2008, we sold our capsule endoscopy products in Japan exclusively through Suzuken Co. Ltd., a large Japanese pharmaceutical wholeseller. Suzuken also owns 16.5% of our Japanese subsidiary. Our sales in Japan in 2008 were lower than we expected.  Consequently, we agreed with Suzuken that it will become a non-exclusive distributor and we appointed Fuji Medical Systems Co., Ltd., or Fuji Medical, an affiliate of Fuji Film Corporation, as a second non-exclusive distributor in this market.  Our future growth in the Japanese market depends significantly on the success of our distributors and our ability to manage two non-exclusive distributors in the same territory.  In addition, marketing our other products in Japan will require additional, product-specific regulatory clearances. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from twelve months, in the case of products with only very minor modifications from previous cleared product versions, to a few years, in the case of a completely new device. There is no assurance that we will receive regulatory clearances in Japan for any of our additional products. Finally, our main competitor in the field of capsule endoscopy is based in Japan and competition may be intense. If we are unable to successfully market and sell our products in Japan for any of the foregoing or other reasons, one of our significant potential growth opportunities will be materially and adversely affected.

We are subject to extensive regulation by the FDA which could restrict the sale and marketing of our products and could cause us to incur significant costs.

          FDA regulations may require us to submit for clearance improvements and modifications of our products, including new or improved PillCam capsules and new or improved RAPID software versions, before we are allowed to market them in the United States. FDA regulations also prohibit us from promoting or advertising our cleared products for uses not within the scope of our clearances or making unsupported safety and effectiveness claims. Currently, our capsule endoscopy system has been cleared by the FDA for the detection of abnormalities of the small intestine and the esophagus. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar FDA actions which could limit product sales or delay or halt product shipment. Additionally, if we are unable to receive FDA clearance for new or improved products, such as PillCam COLON, the marketing and sale of these products will be delayed or cancelled, which in turn may materially and adversely affect our growth potential. Unanticipated changes in existing regulatory requirements or adoption of new requirements could also materially and adversely affect our financial condition and results of operations.

          We are required to adhere to the FDA’s Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. The FDA also requires us to adhere to the Quality System Regulation, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. The FDA enforces the Quality System Regulation through inspections. Our quality system is also subject to the Medical Devices Directive of the European Union requiring compliance with the International Standard Organization’s standards ISO 9001:2000 and ISO 13485:2003, which are quality standards setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. If we fail a Quality System Regulation inspection by the FDA or a similar inspection by any other regulator, our operations could be disrupted and our manufacturing delayed. Failure of the Quality System Regulation inspection or other similar inspection could result in a shutdown of our manufacturing operations and a recall of our products, which would have a material adverse effect on our product sales, financial condition and results of operations.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, we will not be able to market and sell our products in that country or region.

          In addition to the United States, Germany, France, Australia and Israel, where we market and sell our products directly with our own direct sales and marketing organizations, we sell our products in over 60 other countries through local distributors or representatives. To be able to market and sell our products in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals for all of our products in each country or region in which we plan to market our products. If we modify our products, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell them. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be materially and adversely affected.

Our failure to comply with radio frequency regulations in a specific country or region could impair our ability to commercially distribute and market our capsule endoscopy products in that country or region.

          Our capsule endoscopy system includes a wireless radio frequency transmitter and receiver, and is therefore subject to equipment authorization requirements in a number of countries and regions. In the United States, Europe and Japan, authorities require advance clearance of all radio frequency devices before they can be sold or marketed in these jurisdictions. Modifications to the approved system design and specifications may require new or further regulatory approvals before we are permitted to market and sell a modified system. If we are unable to maintain our current approvals or obtain any additional required approvals from the authorities responsible for the radio frequency regulations in these and other jurisdictions where we sell our capsule endoscopy system, an enforcement action could be brought to prevent the sale or use of this system in these countries. Any such action could negatively affect our results of operations.

Some of our activities may subject us to risks under federal and state laws prohibiting “kickbacks” and false or fraudulent claims.

          Certain U.S. federal and state laws, including but not limited to the federal anti-kickback statute, prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of healthcare items or services reimbursable by a federal or state health care program such as Medicare or Medicaid. While the federal anti-kickback statute applies only to products or services for which payment may be made in whole or in part by a federal or state health care program, state laws often also apply to private third-party payors such as commercial insurance plans. Other federal and state laws, including the Federal False Claims Act, prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment to Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed.

          These laws may apply to the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, and may limit the kinds of financial arrangements we may have with hospitals, physicians, and other potential purchasers of medical devices. The anti-kickback statute, similar federal and state laws, and false claims laws prescribe substantial civil and criminal penalties for noncompliance. A government action against us under one of these legal regimes could result in financial and other penalties, delay or prohibit sales of some or all of our products or services and, even if unsuccessful, could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition.

We rely on local distributors to market and distribute our products in most of the territories in which we sell them.

          With the exception of Australia, France, Germany, Israel and the United States, we rely on distributors for the marketing and distribution of our products. Under most of our agreements with local distributors, a distributor is granted the right to market our products for a specified period in a particular country or region, subject to the attainment of minimum sales targets. The distributor is required to prepare and submit to us for our approval a sales plan and to obtain the requisite regulatory and reimbursement approvals for our products. Our success in generating sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. In 2008, we derived $30.8 million, or 24.6%, of our revenues from sales to local distributors, compared to $24.7 million, or 21.8%, in 2007. To date, we have replaced a number of our distributors due to a failure to meet minimum sales targets and for other reasons. If a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor and to train its personnel to market our products and our ability to sell our products in that distributor’s country or region could be adversely affected.

Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.

          We depend on single source suppliers for some of the components necessary for the production of our capsule endoscopy and Bravo pH monitoring products. For example, we have sole suppliers for the imaging sensor and transmitter of our PillCam capsules and the data recorder unit of the Bravo system. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that we require, we may not be able to find alternative sources for these key components. Although we maintain a strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our products if supply is interrupted, and is subject to risk of loss due to catastrophic events such as fire at a storage facility. As a result, we may be unable to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the identification of a new manufacturer could delay our ability to manufacture our products in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our product ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for our products in a timely manner or within budget.

Conditions in Israel affect our operations and may limit our ability to produce and sell our product which could decrease our revenues.

          Our corporate offices, manufacturing facilities (other than our PillCam SB backup production line in Ireland), and research and development facilities are located in Israel. Economic conditions and military conflicts in Israel may directly affect our operations. Armed conflicts between Israel and its neighboring countries and territories occur periodically and a protracted state of hostility, varying in degree and intensity over time, has in the past led to security and economic difficulties for Israel. These hostilities, any escalation thereof or any future armed conflict or violence in the region, could prevent us from using our corporate offices and primary manufacturing facility in Israel, and therefore harm our ability to manufacture and sell our products.

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

          In general, most male and some female citizens and permanent residents of Israel between the ages of 21and 45 are obligated, unless exempt, to take part in annual military reserve duty. Approximately 51% of our employees reside in Israel and many of our male employees are currently obligated to perform annual reserve duty. Additionally, all Israeli residents who perform reserve duty are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our officers or employees due to military service. Any such disruption to our operations could adversely impact our business operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

          In 2008, we derived 63% of our revenues in U.S. dollars, 28% in Euro and 5% in Japanese Yen, with the remainder denominated in other currencies. The currency denomination of our revenues depends on the location of the customer or the distributor used to fulfill our customers’ orders. Conversely, in 2008, in addition to our U.S. dollar and Euro-denominated liabilities, 29% of our expenses were denominated in New Israeli Shekels, or Shekels. Our Shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in Shekels. If the value of a currency in which our receivables are denominated devalues against the value of a currency in which our liabilities are denominated, there will be a negative impact on our operating margins, as well as on our net income. Our revenues and expenses may not always be fully hedged against our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment, or alternatively, we may experience pressure to reduce prices in these markets. In addition, as of December 31, 2008, 42% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among the U.S. dollar, the Yen, the Shekel, the Australian dollar and the Euro.

Recent global economic market conditions may negatively affect our liquidity and financial results.

As of December 31, 2008, we had $31.7 million in cash and cash equivalents, which were held in bank accounts and deposits with maturities of three months or less located with a number of high rated banks inside and outside of Israel. In addition, as of December 31, 2008, we had $30 million invested in marketable securities and $28.5 million in short term investments. Approximately 26% of our total cash balances were invested in securities issued by the United States government or its agencies and in AAA-rated money market funds. The remainder was held in corporate bonds and commercial paper that were highly-rated by rating agencies at the time of investment. Our cash and investments are subject to general credit, counterparty, liquidity, market and interest rate risks, which were exacerbated by the dislocation that has affected the financial markets and the global economy since the middle of 2007 and caused credit and liquidity issues for a number of reputable financial institutions and a general economic slow down. These risks associated with our investment portfolio may have a negative effect on our liquidity and financial results.

Market acceptance of our products in the United States and other countries is dependent upon the medical equipment purchasing and procurement practices of our customers, patient demand for our products and procedures and the reimbursement of patient’s medical expenses by third-party payors, including government healthcare programs. The current uncertainty surrounding world financial markets may result in the purchasers of medical equipment decreasing their medical equipment purchasing and procurement activities. In addition, tightening in world credit markets may result in our customers having increased difficulty securing the financing necessary to purchase our products which may result in decreased sales. The financial condition of our customers may deteriorate and our ability to collect payments due to us may be adversely affected.  Widespread economic uncertainty may also result in cost-conscious patients making fewer trips to their physicians and specialists, which could result in reduced demand for our products and procedures. Furthermore, third-party payors, including governments, around the world facing tightening budgets could move to further reduce their offered reimbursement rates or countries may adopt healthcare reforms to reduce healthcare spending. If the current economic condition results in the occurrence of any of these events, our business and potential growth may be materially and adversely affected.

The use of any of our products, including ingestion of the PillCam capsules, could result in product liability claims that could be expensive, damage our reputation and harm our business.

          Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability claims if the use of any of our product were to cause or contribute to injury or death, whether by aggravating existing patient symptoms or otherwise. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations.

The price of our shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or our failure to meet our guidance or the expectations of analysts or investors, which may lead to additional volatility in our share price.

          Our ordinary shares commenced trading on the Nasdaq Global Market in October 2001 and on the Tel-Aviv Stock Exchange in March 2004. In 2008, the closing price of our shares has ranged from $6.51 to $23.59 per share on the Nasdaq Global Market and NIS 24.32 to NIS 89.95 on the Tel-Aviv Stock Exchange. The price of our shares could fluctuate significantly for, among other things, the following reasons: macroeconomic or general market conditions, future announcements concerning us or our competitors, the existence and outcome of litigation concerning our intellectual property assets, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding our current or future products. In addition, it is our practice to provide guidance to the market as to our expected revenues and earnings per share based on information available to us at the time of the guidance. If our operating results do not meet our guidance or the expectations of securities analysts or investors, the price of our shares would likely decline. In addition, based on our experience to date, we believe that many of our customers delay purchasing our products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales are concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, we believe that demand for our products may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and patients are more likely to postpone less urgent diagnostic procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume and the concentration of ownership of our ordinary shares and changes in trading practices in our ordinary shares, such as short selling. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

The largest beneficial owner of our shares, IDB Holding Corporation Ltd., has significant influence over matters requiring shareholder approval.

          The largest beneficial owners of our shares, IDB Holding Corporation Ltd., beneficially owned approximately 48.5% of our ordinary shares, as of December 31, 2008. As a result, IDB Holding Corporation Ltd. could exercise a significant influence over our operations and business strategy and has sufficient voting power to influence the outcome of many matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors which has the authority to direct our business, appoint and remove our officers and declare dividends;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association which govern the rights attached to our ordinary shares.

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

           As of December 31, 2008, we had 29,257,785 ordinary shares outstanding. Approximately 50% of these shares are “control securities” available for resale on the Nasdaq Global Market subject, however, to volume limitations under Rule 144. In addition, all of our ordinary shares are available for resale on the Tel-Aviv Stock Exchange, subject to compliance with Regulation S under the Securities Act of 1933. Most of these restricted securities are held by the largest beneficial owner of our shares, IDB Holding Corporation Ltd. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have periodically experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

Our ordinary shares are traded on more than one market and this may result in price variations.

          Our ordinary shares are traded on the Nasdaq Global Market and the Tel-Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the Nasdaq Global Market, and Shekels on the Tel-Aviv Stock Exchange) and at different times (due to different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

          If, for any taxable year, our passive income, or our assets which produce passive income, exceeds specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders that may include having gains realized on the sale of our shares treated as ordinary income, rather than as capital gains and potential payment of additional tax which apply to such gains. Furthermore, in certain cases, long-term capital gains rates might also be denied for certain dividends that may be paid by us to our shareholders. We believe we were not a PFIC for the fiscal year ended December 31, 2008. However, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations, and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we cannot give any assurance that we will not become a PFIC, in particular, since the value of our shares is likely to fluctuate. For a more detailed discussion of the consequences of our being classified as a PFIC, see Item 10 – “Additional Information - Taxation – Certain Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations.” U.S. shareholders should consult their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Israeli law regulating government grants we have received from the Office of the Chief Scientist in Israel for research and development expenditures limit our ability to transfer or license our manufacturing and know-how outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional royalties to the Office of the Chief Scientist or be subject to criminal charges.

From 1998 through 2007 we received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel. While to date we have paid all of our royalty obligations resulting from these grants, under Israeli law the Chief Scientist grants are perpetual and prohibit us from manufacturing products developed using such grants, and limit the transfer of related know-how, outside of Israel without special approvals and possibly special payments to the Office of the Chief Scientist. These restrictions may impair our ability to outsource manufacturing, engage in change in control transactions or otherwise transfer our know-how outside Israel. If we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to pay additional royalties to the Office of the Chief Scientist or be subject to criminal charges. See Item 10 – “Additional Information – Taxation.”

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

          We currently have non-competition agreements with substantially all of our employees who are involved in research and development, nearly all of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. In many jurisdictions, courts are increasingly refusing to enforce restrictions on competition by former employees or have interpreted them narrowly. For example, in Israel, where approximately 51% of our employees reside, courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

ITEM 4.        INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

          Given Imaging Ltd. was incorporated by RDC Rafael Development Corporation Ltd. under the laws of the State of Israel in January 1998. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-257802-2. Our address is Hermon Building, New Industrial Park, Yoqneam 20692, Israel. Our telephone number is +972 -4-909-7777. Our agent in the United States is our subsidiary Given Imaging, Inc. Given Imaging, Inc.’s address is 3950 Shackelford Road, Suite 500, Duluth GA 30096.

          See Item 5 – “Operating and Financial Review and Prospects” and Item 18 – “Financial Statements” for a description of capital expenditures by us that are in progress or took place in the past three fiscal years and see “Business Overview” below for our history. We have not made any divestitures during the same time period.

B. BUSINESS OVERVIEW

          We develop, manufacture and market innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract. We pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in an ingestible disposable capsule. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that uses our disposable video capsules, which we refer to as the PillCam capsules. The PillCam capsules can be easily ingested by patients and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting to a portable recorder, enabling the gastroenterologist to view high quality video, images and data on a RAPID workstation, utilizing our proprietary RAPID software. We believe that capsule endoscopy is a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures. In 2001, we commenced marketing the Given System, our capsule endoscopy platform, with the M2A capsule (which we re-branded in 2004 as the PillCam Small Bowel capsule, or PillCam SB), for detection of disorders of the small bowel. As of December 31, 2008, we had an installed base of nearly 4,900 Given Systems and had sold more than 870,000 PillCam SB capsules in over 60 countries worldwide. A substantial portion of our revenues and our annual revenue growth to date is attributable to sales of the PillCam SB capsule. Since November 2004, we also market and sell the PillCam ESO capsule for visualizing the esophagus. In 2007, we began selling the first generation of our PillCam COLON capsule in Europe following receipt of the CE mark. We have also developed the AGILE Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam SB capsule.

In December 2008, we acquired the Bravo pH monitoring business from Medtronic, Inc., or Medtronic.  This is our first acquisition since inception. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the gold standard for diagnosing GERD.  We believe that the Bravo pH monitoring system is a more patient-friendly test for GERD than catheter-based tests and is a synergistic and strategic fit with our innovative PillCam platform.

          Disorders of the Gastrointestinal Tract

          The gastrointestinal tract is a series of organs in the body responsible for digesting food. These organs principally include the mouth, esophagus, stomach, small intestine and colon. The following is an illustration of the gastrointestinal tract:

          The upper gastrointestinal tract consists of the mouth, esophagus, stomach and duodenum, which is the first portion of the small intestine. The esophagus is an approximately 10-inch long tube that connects the throat and the stomach. The stomach is a sac-like organ that produces enzymes to break down food. The small intestine is an approximately 21-foot long hollow organ that is primarily responsible for absorption of food components. The three parts of the small intestine are the duodenum, the jejunum and the ileum. The small intestine is located in the abdominal cavity between the stomach and the large intestine, or colon. The lower gastrointestinal tract consists of the lower two-thirds of the small intestine (the jejunum and the ileum) and the colon. The colon is the final portion of the gastrointestinal tract and is primarily responsible for absorbing water before waste is excreted.

          The gastrointestinal tract is susceptible to various disorders, including:

•	inflammatory bowel disease, including Crohn’s disease and ulcerative colitis, both of which inflame the lining of the digestive tract;

•	obscure bleeding and iron deficiency anemia, or IDA;

•	celiac disease, which causes damage to the intestine due to an allergic reaction to gluten;

•
gastro-esophageal reflux disease, or GERD, which is a chronic disease in which the acidic stomach content flows back into the esophagus due to the weakening of the valve between the esophagus and the stomach.  GERD can cause heartburn, esophagitis, which is inflammation of the esophageal lining, or difficulty swallowing, a condition known as dysphagia; if left untreated, GERD can cause strictures, esophageal ulcers, Barrett’s esophagus, a pre-cancerous condition and, ultimately, esophageal cancer;

•	irritable bowel syndrome, which is a functional disorder characterized by abdominal pain or cramping and changes in bowel function without any organic manifestation;

•	peptic ulcer disease, which occurs when the lining of the stomach or duodenum is worn away by stomach acid; and

•	growths, such as tumor or polyps, which may be cancerous.

Typical symptoms of the foregoing disorders include heartburn, upper or lower abdominal pain, bleeding, diarrhea, constipation, anemia, weight loss and nausea. Some of these symptoms are not specific to any particular disorder, but may be common to more than one underlying disorder, often requiring the gastroenterologist to make a differential diagnosis. We believe that PillCam capsule endoscopy and the Bravo pH monitoring system can have a significant role in assisting gastroenterologists in making an evidence-based diagnosis of disorders of the small intestine, the esophagus and the colon.  We believe that our products may also assist in ongoing management of patients with many of these disorders.

•
Small intestine disorders. According to a study published in 2001 by the American Gastroenterology Association, or AGA, approximately 19 million Americans suffer from numerous disorders of the small intestine, including bleeding, Crohn’s disease, celiac disease, chronic diarrhea, irritable bowel syndrome and small bowel cancer. Prior to the development of capsule endoscopy, there was no convenient and effective method for visualizing the lumen of the entire small intestine. In 2006, the American Society of Gastrointestinal Endoscopy, or ASGE, published guidelines recommending capsule endoscopy of the small bowel as a first line test for imaging small bowel mucosa.

•
Esophageal disorders. GERD is the frequent backward flow, or reflux, of stomach contents into the esophagus due to an improperly functioning valve between the stomach and esophagus. Stomach acid, enzymes and bile irritate the esophagus and cause a wide range of symptoms and complications, most commonly persistent, severe heartburn and chest pain. According to the AGA study mentioned above, there are approximately nine million physician office visits each year diagnosing GERD. If left untreated, GERD can lead to ulceration of the esophagus, respiratory problems or esophageal cancer. It is estimated that approximately 10% to 15% of patients with GERD symptoms have Barrett’s esophagus, a pre-cancerous condition with an associated risk for esophageal cancer. Our Bravo pH monitoring system has a leading position in the market for pH testing, which is considered the standard diagnostic procedure for GERD. Esopahgeal varices is another serious disorder of the esophagus. This disorder is often a life-threatening complication of serious liver disease because it can lead to severe bleeding from dilated esophageal veins. Thus, it is very important to screen patients with cirrhosis of the liver for the presence of varices and to monitor those patients with known varices. We believe that the PillCam ESO capsule may provide an effective method for screening for, and detecting, esophageal varices.

•
Colonic disorders. Colonic disorders, including colorectal cancer, inflammatory bowel disease such as ulcerative colitis and Crohn’s colitis, diverticulosis, and lower gastrointestinal hemorrhage, account for significant mortality. According to data from the American Cancer Society, in the United States colon cancer is the third most common cancer diagnosed in both men and women and the second leading cause of death from cancer. It was recently estimated that each year approximately 150,000 Americans are diagnosed with colon cancer and approximately 50,000 Americans die from colorectal cancer. According to data published by World Gastroenterology News, the official publication of the World Gastroenterolgy Organization, it is estimated that each year approximately 400,000 Europeans are diagnosed with colon cancer and approximately 212,000 die from this disease.  Importantly, most colorectal cancer cases and deaths are thought to be preventable with screening tests that allow for the detection and removal of precancerous lesions. Despite the ever-growing body of evidence supporting the benefits of colorectal cancer screening, many eligible average-risk Americans do not undergo any form of screening, including conventional screening colonoscopy. Numerous reasons have been postulated to explain this including patient fears, presumed procedural discomfort, potential procedural complications, such as bowel perforation, and embarrassment. The PillCam COLON capsule was developed for use as a safe, minimally invasive, non-sedation requiring, patient-friendly modality to visualize the colon and rectum.

Current Detection Methods for Gastrointestinal Disorders

Imaging

Currently, the most commonly used imaging methods for detection of gastrointestinal disorders, including disorders of the small intestine, are endoscopy and radiological imaging.

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

•
Push enteroscopy. Push enteroscopy involves the insertion of an approximately six-foot long push enteroscope into the mouth. Due to the length and curvature of the small intestine, push enteroscopy enables the physician to view only the first one-third of the small intestine. The procedure is time consuming and difficult to perform for the physician and significantly more difficult to bear for the patient compared to traditional endoscopy.

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

          A traditional endoscope can perform both diagnostic and limited treatment functions. In a traditional endoscopic procedure, the physician is able to control the movement of the endoscope through the gastrointestinal tract, to stop the endoscope and examine more closely a particular area in the gastrointestinal tract and to take a tissue sample or seal a bleeding site using the endoscope. However, traditional endoscopy has some risks and limitations, including the following:

•
Requires sedation. Due to the need to insert a tube through the mouth or anus, a traditional endoscopic examination typically requires sedation of the patient due to patient discomfort. Administration of sedative drugs increases the cost of the procedure and introduces risks associated with potential adverse drug reactions.

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

Radiological Imaging

          Radiological imaging is a commonly used method for initial detection of the small intestine and other parts of the gastrointestinal tract. Radiological imaging is used for detection of disorders of the esophagus only in limited situations, generally where gross structural lesions are suspected. During a radiological imaging examination, the patient swallows a contrast medium (such as barium), which is a dense liquid that coats the intestinal lining and provides contrast that allows the intestines to be visualized on x-ray film. The procedure produces a series of black and white x-ray images of the lumen, or cavity, of the small intestine.

          A more detailed examination, the double contrast small intestine procedure, or enteroclysis, requires insertion of a tube through the mouth or nose, which is then pushed through the stomach and duodenum. High density barium and then methyl cellulose, a gel-like material used to expand the intestine, are injected through the tube into the patient’s small intestine prior to a series of x-ray exposures.

          Radiological imaging also has risks and limitations as a diagnostic tool, including the following:

•
No direct imaging of the mucosa. Radiological imaging does not provide a detailed view of soft tissue, including the mucosa, or internal layer of the gastrointestinal tract. In addition, radiological imaging does not provide clear visualization of ulcerations or flat malignant lesions. A lesion must have a certain mass and a distinguishable shape in order to be detected by radiology.

•
Limited detection of small pathologies. Radiological imaging has a limited ability to detect smaller-sized disorders or pathologies (typically less than five millimeters in diameter). Larger pathologies of up to 10 millimeters in diameter may also remain undetected.

•
Limited detection of strictures. Radiological imaging has a limited ability to detect strictures, which are three-dimensional phenomena, since it only produces a two-dimensional image resulting in frequent misdiagnosis.

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

pH Monitoring

In December 2008 we acquired the Bravo pH monitoring business from Medtronic.  With this acquisition, we entered the market of pH testing, which is considered the gold standard for diagnosing GERD according to a Position Statement on the Management of Gastro Esophageal Reflux Disease published by the AGA Institute in 2008.

Traditional pH testing involves inserting a small catheter through the nostril and advancing it into the esophagus where it remains in place for 24 hours.  Although a 24-hour test period has traditionally been used, the 48-hour test period offered by Bravo has been shown to identify additional GERD patients that would have been missed using the 24-hour test.

Traditional catheter pH diagnostic procedures have several additional limitations on their usefulness.  The catheter is uncomfortable and could involve social embarrassment for the patients because there is visible indication that a pH test is taking place.  As a result, patients may choose or be forced to refrain from their normal activity for the duration of the test.  The catheter may cause throat irritation and can make eating and resting difficult.  The procedure can be complicated by nosebleed, and on occasion can be associated with aspiration of esophageal or gastric contents into the trachea or lungs.  In addition, the catheter can lose its correct position as a result of patient movement, swallowing or eating, affecting the accuracy of the pH reading.

The Given Imaging Solution

Capsule Endoscopy

          Our capsule endoscopy system referred to in this annual report as the “Given System,” features the PillCam capsule endoscope, a miniaturized video camera contained in a disposable capsule that is naturally ingested by the patient and delivers high quality color video images of the inside of the gastrointestinal tract in a painless manner. Capsule endoscopy with our PillCam capsules represents a fundamentally new approach to visual examination of the gastrointestinal tract and provides a solution to many of the shortcomings of other procedures by offering the following benefits:

•
Patient-friendly procedure with no sedation. Capsule endoscopy provides a patient-friendly tool for the diagnosis of patients that present symptoms of suspected disorders of the small intestine, the esophagus and the Colon. Procedures with the PillCam capsules require no sedation and the capsules are easily ingested by the patient and do not use x-rays to produce images. Procedures with PillCam SB and PillCam ESO do not require significant patient preparation. The PillCam COLON procedure requires preparation and cleansing of the colon prior to ingesting the capsule, similar to colonoscopy. While this preparation is unpleasant to the patient, the PillCam COLON procedure itself, similar to other PillCam procedures, does not require sedation or the insertion of a tube into the body. We believe that this patient-friendly solution may increase the number of patients who undergo diagnosis for gastrointestinal disorders of the small intestine, the esophagus and the colon, since traditional methods are intimidating or uncomfortable for many potential candidates.

•
Improved or comparable diagnostic yield for PillCam SB. The PillCam SB capsule is the only wireless test that provides direct imaging of the entire small intestine. By comparison, double balloon endoscopy involves inserting a tube into the body, requires sedation and is skill- and time-intensive. Other methods provide access only to approximately the first one-third of the small intestine. As a result, clinical trials demonstrate that the PillCam SB capsule has a significantly higher diagnostic yield in detecting disorders of the small intestine when compared to other traditional modalities, including push enteroscopy and radiological imaging. Diagnostic yield means the number of patients that had a diagnosis made using a specific test expressed as a percentage. In addition, as demonstrated through clinical studies and on-going experience with the Given System, a negative finding from the PillCam SB capsule, unlike conventional small bowel diagnostic techniques, has significant diagnostic value as it may allow physicians to rule out the existence of certain suspected abnormalities based on this finding thereby avoiding the need to engage in additional costly or inconvenient diagnostic procedures.

•
Administered on an outpatient basis. The PillCam capsule is generally administered in an outpatient setting with a brief visit to the physician’s clinic or hospital. In the case of the PillCam SB and PillCam COLON capsules, the patient can go about his or her daily routine as the capsule transmits images and other data to the portable data recorder. In the case of the PillCam ESO capsule, the procedure can be completed in a short visit to the physician’s office. We believe the Given System offers a significant opportunity for gastroenterologists and endoscopy departments to expand their business by increasing the number of procedures performed at their office or facility.

•
Detects small pathologies. Unlike radiological imaging procedures, the PillCam video capsule provides direct visualization of the intestinal mucosa which allows detailed (up to 0.1 millimeter) visualization of small pathologies. This increases the possibility of detecting and diagnosing at an early stage, pathologies that might otherwise go undetected.

•
Natural passage requires no insufflation. Many traditional endoscopic procedures require insufflation, or the forcing of air into the gastrointestinal tract. This process can cause considerable patient discomfort. The Given System does not require insufflation because the PillCam capsule is ingested and moves with the natural contractions of the digestive tract. The absence of insufflation allows the PillCam capsule to capture images of the gastrointestinal tract in its normal physiological state. This approach, called “physiological endoscopy,” allows the physician to clearly view the mucosa under more physiologic conditions.

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

•
Provides a cost-effective diagnostic tool. We believe that the PillCam SB capsule endoscopy procedure is more cost-effective from a third-party payor perspective than traditional methods for imaging the gastrointestinal tract. With respect to the PillCam SB capsule for the small bowel, two economic outcomes studies reported by the Office of Health Policy and Clinical Outcomes of the Thomas Jefferson University in Philadelphia concluded that diagnosing small intestinal bleeding or Crohn’s disease using the PillCam SB capsule procedure is cost-effective from a third-party payor perspective. We believe that the Given System may result in additional cost savings due to the reduction in physician resources and facility costs permitted by the outpatient nature of the PillCam SB capsule procedure, its higher diagnostic yield – in the case of the PillCam SB capsule – and the potential for earlier diagnosis of disorders, allowing earlier therapeutic intervention or other change in patient management.

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

Bravo pH Monitoring

In December 2008, we acquired the Bravo pH monitoring business from Medtronic.  The Bravo pH monitoring system is the only wireless and catheter-free pH test for GERD. It uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the standard diagnostic procedure for GERD.  We believe that the Bravo pH monitoring system is a more patient-friendly test for GERD and is a synergistic and strategic fit with our innovative capsule endoscopy products. The main advantages of the Bravo system over catheter-based technology are as follows:

•
Patient-friendly procedure. The Bravo system allows patients to maintain their regular diet and activities.  The Bravo system also minimizes throat and nasal discomfort associated with conventional catheter-based pH systems and eliminates social embarrassment that accompanies traditional pH testing with no visible indication that a pH test is taking place.

•
Improved or comparable diagnostic yield. By extending pH data collection period to 48 hours, 24 hours beyond the recording capability of conventional catheter systems, the Bravo system provides the physician with additional data needed for an accurate GERD assessment.   According to a 2003 study published in the American Journal of Gastroenterology, the Bravo system increases the likelihood of documenting relationships between atypical symptoms and reflux events with 48-hour monitoring period.

•
Administered on an outpatient basis. The Bravo pH testing is generally administered in an outpatient setting with a brief visit to the physician’s clinic or hospital. The patient can go about his or her daily routine as the capsule transmits images and other data to the portable data recorder.

•
Provides convenient digital reporting, storage and remote consulting capabilities. The physician can review the data produced by the Bravo system without seeing the patient or having him or her remain in the office or clinic during the review, thereby providing the physician with greater flexibility.

There are risks associated with placement and use of the Bravo capsule.  Placement and 48-hour attachment of the capsule occasionally can produce pain or a sense of fullness in the esophagus or chest.  This may require medication to reduce the pain during the course of the 48-hour data collection.  Rarely, insertion and placement of the capsule can lead to complications which can include perforation or tears of the esophagus if the capsule introducer is not released and removed as required by the procedure.  The Bravo capsule may occasionally become loose prior to completion of the 48-hour monitoring, or be displaced by food during eating, thus reducing the accuracy of the collected data.

Our Products

Capsule Endoscopy

          The Given System consists of three components:

PillCam capsules.

          The PillCam capsules are miniaturized disposable color video cameras encased in a plastic shell incorporating one or more specially developed imaging devices based on complementary metal oxide semiconductor, or CMOS, technology. Other components include optics, white-light emitting diodes for illumination, an application-specific integrated circuit device for control and image transmission, high-capacity silver oxide batteries, an antenna and other discrete electronic components.

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

          We are currently selling the following PillCam capsules:

•
          PillCam SB – Our initial capsule for the Given System was the PillCam SB video capsule for visualization of the small intestine, which we started selling in August 2001. The PillCam SB capsule measures 11mm by 26mm (approximately 0.43 by 1.02 inches) and transmits images at a rate of two images per second for approximately eight hours, resulting in approximately 50,000 images, at which time the operation of the capsule stops and recording ceases. After ingesting the capsule at the physician’s office, the patient can continue his or her daily routine as the capsule transmits the images to a portable data recorder, which is later returned to the physician’s office for review and diagnosis. The PillCam SB capsule is used for a variety of conditions of the small intestine, including obscure bleeding, suspected or known Crohn’s disease, iron deficiency anemia and suspected small bowel tumors. In late 2007, we began marketing our newest version of the small bowel capsule, PillCam SB 2. This new capsule has improved optics, illumination and field of view. We believe that the diagnostic capabilities of PillCam SB 2 capsule exceed the diagnostic capabilities of the first generation PillCam SB capsule.

•
          PillCam ESO – In November 2004, we received FDA clearance for our first generation of the PillCam ESO capsule for visualization of the esophageal mucosa. The PillCam ESO capsule is similar in size to the PillCam SB capsule and contains an imaging device and light source at both ends of the capsule. The patient ingests the PillCam ESO capsule in the physician’s office. In early 2008, we began marketing our newest version of our esophageal capsule, PillCam ESO 2. PillCam ESO 2 has improved optics and illumination compared to the first PillCam ESO and a frame rate of up to 18 frames per second. We believe that the PillCam ESO 2 capsule provides physicians with better image quality and a more precise view of the esophageal mucosa and suspected pathologies, which in turn are more likely to result in improved diagnostic capabilities compared to the first generation of the PillCam ESO capsule.

•
          PillCam COLON – PillCam COLON is the third video capsule we developed. We began selling this product in Europe in the second half of 2007, following receipt of the CE mark permitting us to market this product in the European Union. Currently, this product does not have FDA clearance for marketing in the United States. The PillCam COLON capsule measures 11 mm by 31 mm (approximately 0.43 by 1.29 inches), slightly larger than the PillCam SB and PillCam ESO capsules. Since the lumen of the colon is wider than the small bowel and it is highly compartmentalized, we have integrated new features into PillCam COLON. The capsule has tiny cameras at each end which capture four images a second for up to 10 hours. Similar to other methods of colon visualization, the PillCam COLON capsule procedure includes a colon cleansing and preparation procedure, as well as additional prokinetic agents to enhance capsule propulsion. The platform for PillCam COLON includes the same components as PillCam SB and PillCam ESO, including a sensor array and data recorder. Upon completion of the procedure, the physician downloads the recorded data to a computer installed with our proprietary RAPID software to review the images.

•
          AGILE Patency System – The AGILE Patency System consists of the AGILE Patency capsule, a dissolvable capsule the same size as the PillCam SB capsule, with a radio frequency identification, or RFID, tag packed in a lactose and barium powder. The AGILE Patency capsule is ingested by the patient and allows physicians to confirm free passage of a PillCam capsule in a patient’s gastrointestinal tract. The reusable component of the AGILE Patency System is a hand-held Patency Scanner, which detects the signal from the RFID tag. If the scanner indicates that the tag is no longer in the gastrointestinal tract, patency has been established and the patient can ingest a PillCam capsule without fear of it getting caught in a stricture. If the scanner indicates that the tag is located in the patient’s body, an obstruction preventing the passage of the PillCam capsule may exist. If the AGILE Patency capsule remains in the body, it starts dissolving after 30 hours into small fragments that are naturally excreted. Since the capsule contains barium, in those instances where the AGILE Patency capsule is not excreted after ingestion, the physician may detect its location within the body using fluoroscopy.

We expect that the availability of the AGILE Patency System will contribute to an increased use of the PillCam SB capsule in the diagnosis of suspected or known gastrointestinal obstructions or narrowing, such as suspected or known Crohn’s disease.

Data recorder and sensor array.

          After ingestion by the patient, the PillCam capsule transmits information from the body to a proprietary wireless data recorder through an array of antennae, or sensor array, that are secured with adhesive pads to the abdomen, in the case of a procedure performed with a PillCam SB or a PillCam COLON capsule, or to the chest, in the case of a procedure performed with a PillCam ESO capsule. The data recorder is worn on a belt around the waist of the patient or hangs on a shoulder strap for the duration of the examination.

Computer workstation with proprietary RAPID software.

          After the recording ceases, the data recorder is returned to the physician’s office, where it is connected to a computer with the RAPID software installed for transfer and compilation of the data captured during the test. Our proprietary RAPID software then processes the data received from the capsule using a number of proprietary algorithms relating to the visual presentation of this data. The Given workstation creates a video of the procedure for viewing by the physician. The physician can then efficiently review the video carefully, saving and annotating specific images for the patient file. The physician is able to create thumbnail images, a complete report and even a short video clip that can be attached to the patient’s electronic medical record or to an e-mail to be sent to the referring physician or to consult with a colleague. The RAPID software provides users with the ability to view simultaneously two or four consecutive images, thereby accelerating review speed. In addition, the RAPID software contains a proprietary algorithm that we developed called SBI, or suspected blood indicator, which automatically marks images that correlate with the existence of suspected bleeding. Additionally, we provide our users with RAPID Reader, which is a limited version of the RAPID software that can be installed on a standard personal computer, allowing the physician to review RAPID videos at any time or place as convenient. RAPID Reader also allows the physician to activate the data recorder and transfer data from the data recorder to a data storage device, like a disk-on-key. These features enable remote customer sites that do not have access to a permanent workstation to administer our PillCam capsules to patients and then deliver the results to a central location for processing and interpretation.

          Important features of our RAPID software also include:

•	“Automatic Mode,” which uses advanced software algorithms to create a more efficient review of the video;

•	“Quick View,” which allows fast preview of the video while highlighting potentially interesting images in the video stream; and

•
Image atlas, which allows the physician to compare the on-screen case image with known reference images stored in the database. The reference images can be searched by findings, diagnosis, or using Capsule Endoscopy Structured Terminology, or CEST.

         We also market our RAPID Real-Time viewing device. This is a dedicated handheld device that enables real-time viewing during a capsule endoscopy procedure with our PillCam capsules.

Warranty and Service

          We provide standard warranty for each of our products.  Warranty periods typically range between six months to two years. During the warranty period, we are obligated to repair or replace, at our election, every defective product. Our warranty-related costs in 2006, 2007 and 2008 were immaterial.

          When a customer reports a problem with any of our products, first line service is normally provided by our own technical personnel in the territories in which we operate directly. In territories in which we operate through a distributor, the distributor is responsible for providing first line service. If our personnel in the field or our distributors are not able to resolve the problem, the defective part is shipped to our main facility in Israel for repair or replacement. Often, the defective part is replaced promptly out of a stock of spare parts we maintain in all of our direct territories. Occasionally, we are able to resolve service calls using remote access software that allows us to provide maintenance and support services for our products from a remote location, including our distributor’s office, through a telephone line.

          When the warranty expires, our customers are offered the opportunity to sign a post-sale customer support contract with us. Under this contract, the customer pays a fixed amount per year in consideration for receiving our maintenance and support services.

Bravo pH Monitoring

The Bravo system consists of three primary components:

•	a small pH capsule about the size of a gel cap that is attached to the wall of the esophagus and transmits data to the receiver;

•	a proprietary delivery system that is used to place the Bravo capsule in the esophagus;

•	a pager-sized receiver worn by the patient that receives pH data from the Bravo capsule; and

•	proprietary pH analysis software used to perform the diagnosis.

The Bravo capsule, which contains a miniature pH sensor, is attached by a gastroenterologist to the esophagus using a proprietary delivery system. The physician advances the Bravo capsule to the desired location in the esophagus. After proper placement, vacuum is applied, filling the capsule’s suction chamber with esophageal tissue. A safety clip is then removed, and a locking pin is advanced by depressing a plunger on top of the handle of the delivery system, which securely attaches the Bravo capsule to the wall of the esophagus.  After the delivery system is removed, the capsule transmits pH data wirelessly to the receiver.  Within days, the capsule spontaneously sloughs off the wall of the esophagus and passes through the patient’s gastrointestinal tract.  After the study is completed, the patient returns the receiver to the hospital or clinic, and the data is downloaded via an infrared link to a specially-configured computer, where proprietary software known as Polygram™ Net pH Analysis Software provides a comprehensive report for patient diagnosis.

Clinical Studies

Clinical studies are an important part of our product development and market development activities. We use clinical studies during product development to optimize the product parameters and the development process, typically culminating with submission of new products for registration or clearance by regulatory authorities. Many of our clinical studies are conducted for market development purposes with products that have received regulatory clearance. With these trials we strive to demonstrate the clinical and economic benefits of our products to support their use by physician and reimbursement coverage by third-party payors. Many of the investigators conducting clinical studies with our products have presented their results at major gastroenterology meetings or submitted them for publication in peer-reviewed medical journals. Accordingly, the number of presentations and publications of studies evaluating our products is constantly growing and hundreds of articles, editorials and case reports have been published in peer reviewed journals to date. These papers provide the results of clinical studies as well as accumulated experience from on-going use of our products for a range of indications. We believe that these presentations and publications assist our marketing and educational efforts and support our efforts to obtain new reimbursement coverage policies and expand existing policies.

          The PillCam capsules are not recommended for use by patients who have known or suspected gastrointestinal obstructions, narrowing, and certain other abnormalities, such as swallowing disorders. In patients with unsuspected or unknown obstructions, narrowing or certain other abnormalities of the gastrointestinal tract, the PillCam capsules can potentially become blocked from natural excretion, requiring hospitalization, and in some cases surgery, to remove it. According to the 2005 ICCE consensus report that was published in November 2005 in the peer-review journal Endoscopy, which defines practice guidelines and protocols for the use of both PillCam SB and PillCam ESO capsules by gastroenterologists, the rate of capsule retention depends on the indication. The rate of retention in patients with obscure gastrointestinal bleeding, or OGIB, is 1.5% (15 out of 1,089 cases); in patients with known Crohn’s disease it is 5% (4 out of 80 cases); and in patients with suspected Crohn’s disease it is 1.4% (1 out of 71 cases). The consensus report stated that the PillCam capsule has been reported to identify areas of narrowing of the gastrointestinal tract and there is nothing to indicate that the capsule itself is creating any obstructions or narrowing. The consensus report also stated that, while there is no accepted method of completely avoiding capsule retention, it is clear that obtaining a good medical history is the best single method to minimize such risk. Patients with abdominal pain, distension and nausea should be suspected of having a potential for capsule retention. Other risk factors include known Crohn’s disease and a history of chronic NSAID use that is not necessarily current. A history of small bowel obstruction, previous small bowel resection or previous abdominal surgery is not in and of itself an indicator of probable retention. Once retention has been diagnosed, only endoscopic and surgical intervention has been shown to be effective for removal of the capsule. Surgical intervention is also recommended by the consensus report because it allows removal and treatment of the pathology that resulted in the capsule retention in the first place. There is no available data on the success of medical therapies for retention, such as initiating a course of steroids, stopping NSAIDs, or using prokinetics to aid in passing the capsule.

Bravo pH monitoring

Since its introduction, the Bravo system has been the subject of numerous clinical studies and more than 50 peer-reviewed publications that demonstrate the successful use of the Bravo system for esophageal pH monitoring in clinical practice and highlight the benefits of the Bravo system compared to traditional catheter-based pH monitoring.  These studies and publications specifically highlight the effectiveness of the 48-hour testing period with the Bravo system compared to the 24-hour testing period of the catheter-based tests and the improved patient tolerability of the procedure with the Bravo system.

Marketing and Distribution

        Our sales and marketing operations are organized in three geographical regions: Americas (United States, Canada and Latin America); EMEA (Europe, Middle East and Africa); and Asia-Pacific/Japan (Japan, Australia, New Zealand and the rest of Asia), or AP/J. This organization enables us to focus on the particular needs of each region. For a breakdown of our revenues by products and by geography, see Item 5 – “Operating and Financial Review and Prospects – Operating Results – Revenues.”

          We market our products using either direct or indirect sales, depending on the potential size of the market and local market conditions. Currently, we market our products directly in Australia, Canada, France, Germany, the United States and Israel. Our sales in direct markets accounted for approximately 75.4% of our revenues in 2008.  In addition to our direct markets, we market and sell our products in over 60 other countries through local distributors or representatives. Sales to our local distributors worldwide, including Japan, accounted for 24.6% of our revenues in 2008. Under standard terms of our distribution agreements, we generally grant to one distributor in each particular country or region the right to market our products for a defined period. During the contract period, the distributor is required to meet minimum sales targets set out in each distribution agreement. Generally, we may, in our sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets. To date, we have changed a number of our distributors due to failure to meet minimum sales targets and other reasons. We have the right not to renew a distribution agreement if we are unable to reach an agreement with the distributor as to minimum sales targets during any renewal period. In general, each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell our products in that distributor’s sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for our products in that distributor’s sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan, including, participating in local and national trade shows, conducting education and training sessions and conducting marketing clinical trials in its sales territory.

          In Japan, we operate through Given Imaging, K.K., our Japanese subsidiary, which was established as a joint venture with Marubeni Corporation and Suzuken Co., Ltd. to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is a large Japanese pharmaceutical wholeseller. To date, Marubeni invested an aggregate of $6.3 million in Given Imaging K.K. and owns a 27.5% interest in this entity and Suzuken invested a total of $4.0 million and owns a 16.5% interest.  We have invested a total of $8.8 million and provided access to the technology and retain a 56% controlling interest. We received regulatory clearance to market our RAPID workstation and PillCam SB capsule in Japan in April 2007. Additionally, effective October 1, 2007, Japanese authorities announced initial reimbursement coverage for procedures using our PillCam SB capsule for small bowel indications with obscure bleeding. This reimbursement covers the entire adult population in Japan. During 2007 and 2008, Suzuken acted as the exclusive distributor of Given Imaging K.K. in Japan. Sales to Suzuken accounted for 4.5% of our revenues in 2007 and 4.6% of our revenues in 2008.  However, due to lower than expected sales of the Given System in Japan since we obtained the regulatory approval, we appointed Fuji Medical Systems Co., Ltd., an affiliate of Fuji Film Corporation, as a second distributor of the Given System in this territory effective January 2009.  Following these developments, we expect our business in Japan to improve in 2009. For more information regarding our business in Japan, see Item 5 – “Operating Results.”

Capsule Endoscopy

          Most of our revenues come from recurring sales of our PillCam capsules. Our marketing strategy in our mature and educated markets in the United States, Europe and Australia focuses on increasing the utilization of PillCam capsules by each account and consequently increasing capsule reorders. We seek to achieve this by providing a complete platform for capsule endoscopy that may be used for diagnostic purposes in more than one area of the gastrointestinal tract and by performing market development activities, such as, clinical trials and working with third-party payors to obtain appropriate reimbursement in order to expand the use of our PillCam capsules for additional medical indications covered by the regulatory clearance we have for our capsules. We seek to maintain a close relationship with our customers, educating them about the clinical and economic benefits of our products and enhancing the operating efficiencies of the Given System. In new markets, such as Japan, our initial focus is on driving the placement of Given Systems in order to expand our market penetration in gastroenterology physician offices and gastroenterology departments within hospitals.

To date, the PillCam SB capsule has been used primarily for diagnosis of obscure gastrointestinal bleeding, or OGIB.  Our ability to expand the use of the PillCam SB capsule for the diagnosis of additional small bowel indications, such as Crohn’s disease, depends substantially on our ability to provide clinical evidence and economic analysis supporting such expanded use, our ability to enlist support from key opinion leaders specializing in inflammatory bowel diseases, our efforts to educate and train our customers on these expanded use opportunities and our ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB.  We allocate significant marketing and clinical resources in an effort to expand the use of our PillCam SB capsule beyond OGIB.

          During 2008 we launched an important service in the United States called VueSpan Diagnostic Services.  VueSpan offers to gastroenterologists the ability to outsource the analysis and interpretation of the PillCam capsule data to an independent faculty of gastroenterologists with recognized experience in capsule endoscopy. VueSpan is currently offered in 18 states and is expanding throughout the United States.  We established this service to allow gastroenterologists who may not have the time or desire to spend time on reading and interpreting capsule videos to outsource this task to their colleagues.

The clinical benefits of capsule endoscopy and its place in routine practice management are demonstrated in hundreds of articles published in peer-reviewed journals. One particular publication is the ICCE consensus reports. The ICCE is an annual scientific meeting dedicated to presentations and discussions of the most recent advances in the field of capsule endoscopy. This annual conference serves as a basis for establishing a community of physicians who utilize the Given System and accelerates the dissemination of new clinical data. In ICCE 2005, a group of gastroenterology opinion leaders from around the world issued consensus reports, which define practice guidelines and protocols for the use of both PillCam SB and PillCam ESO by gastroenterologists in several disease states. These consensus reports were developed in response to the need to formalize practice guidelines for using capsule endoscopy. The consensus reports focused on five areas: gastrointestinal bleeding, inflammatory bowel disease, celiac disease, use of bowel preparations and prokinetics, and esophageal capsule endoscopy. The consensus reports were published in the October 2005 issue of Endoscopy, the official, peer-reviewed publication of the European Society of Gastrointestinal Endoscopy, or ESGE, and an update was published in 2007. This update includes practice guidelines for using capsule endoscopy in the detection of small bowel tumors and expanded definitions of disease states such as iron deficiency anemia and suspected Crohn’s disease. We view the consensus reports as a significant tool in our marketing activities and we believe the reports will help us establish capsule endoscopy as a standard practice worldwide. In 2008, we held one ICCE conference in Israel and a second in Europe.

          We also use trade shows and scientific meetings and offer workshops, courses, videos and seminars to educate our customers. In 2008, we participated in the Digestive Disease Week, or DDW, and the annual meeting of the American College of Gastroenterology, or ACG, in the United States, the United European Gastro Week, or UEGW, in Vienna, and numerous other regional, national and local trade shows. In addition, we held numerous regional and local courses and seminars and trained hundreds of physicians and nurses on capsule endoscopy and our products. We believe that these education programs helped also to expand the knowledge of participating physicians and provide an independent endorsement of the clinical value and importance of the Given System.

          A variety of special interest groups related to capsule endoscopy have been formed in the United States, Europe, Japan, Australia and in other regions to provide a dynamic forum to share knowledge, encourage research, and support the advancement of capsule endoscopy. One of the first groups formed was the Capsule Endoscopy Special Interest Group, which is sponsored by the American Society of Gastrointestinal Endoscopy, or ASGE. In Europe, a group of leading gastroenterologists gathered to form the European Capsule Endoscopy Group, or ECEG. A similar group, the Japanese Academy of Capsule Endoscopy, or JACE, exists in Japan and plays an important role in educating the Japanese physician community on the practical application of capsule endoscopy. In Australia, there is the Australian Capsule Endoscopy Interest Group which is an interest group for the Gastroenterological Society of Australia. We believe that these special interest groups provide an important contribution to the broad adoption of capsule endoscopy around the world.

          Since 2005, we have sponsored the operation of a web portal dedicated to capsule endoscopy, www.CapsuleEndoscopy.org. This portal addresses gastroenterology professionals and provides training and educational materials and information, including a virtual image atlas, clinical papers, course information and discussion forums for a variety of clinical topics.

          In November 2007, we announced the termination of our exclusive sales representation, co-promotion and cooperation agreement with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, or Ethicon, which was signed in May 2004. InScope, a business division of Ethicon Endo-Surgery had exclusive rights to market our PillCam ESO capsule in the United States during this period and performed sales and market development activities. Ethicon cited a shift in its strategic priorities within gastroenterology and other areas as the reason for ending the relationship. As a result of this termination, we regained full responsibility for the marketing and sale of the PillCam ESO capsule in the United States at the beginning of 2008. For more information on the termination of the agreement with Ethicon and its consequences, see Item 5 – “Operating Results.”

Bravo pH Monitoring

According to a Position Statement on the Management of Gastro Esophageal Reflux Disease published by the AGA Institute in 2008, pH testing is considered the gold standard for diagnosing GERD. According to the Millennium Research Group, over 258,000 pH procedures were conducted in the United States in 2007. Approximately 20% of these procedures were conducted using the Bravo system.  In addition, Datamonitor estimates that around 147 million people, or approximately 20% of the total population in the United States, Japan, France, Germany, Italy, Spain and the United Kingdom, suffer from GERD.

Since its introduction, the Bravo system has been the subject of numerous clinical studies and more than 50 peer-reviewed publications that demonstrate the successful use of the Bravo system for esophageal pH monitoring in clinical practice and highlight its benefits and advantages compared to traditional catheter-based pH monitoring.  These studies and publications specifically highlight the effectiveness of the 48-hour testing period with the Bravo system compared to the 24-hour testing period of the catheter-based tests and the improved patient tolerance of the procedure with the Bravo system.

In addition, the Bravo system has been endorsed by professional societies and organizations in the United States.  In 2005, the ASGE Technology Committee issued an evaluation report addressing the use of the Bravo system for investigation of suspected reflux disease.  The report concluded that wireless pH monitoring offers a safe and comfortable alternative to pH monitoring by conventional trans-nasal catheter systems.  In 2007, the ACG published updated guidelines for esophageal pH monitoring, which expanded the guidelines to include the use of wireless esophageal pH monitoring pointing out the extended testing period available with the wireless technology.

We plan to sell the Bravo pH monitoring system through our existing sales force and distribution channels.  We believe that we can capture existing market opportunity and increase the market share of this product, primarily due to:

•	our sizable field sales force and numerous professional education activities, compared to the limited resources used to market and sell this product prior to our acquiring it;

•
the considerable overlap that exists between our capsule endoscopy customer base and Bravo customer base and the synergy that we believe exists between these two capsule-based, patient friendly technologies;

•	the existence of wide spread reimbursement coverage with higher reimbursement rates than those applicable to catheter-based pH monitoring products;

•	the increased awareness that we believe exists for GERD, partly due to consumer advertisement of GERD medications by pharmaceutical companies; and

•	untapped potential for market development outside the United States where the use of wireless pH monitoring is not well known.

Manufacturing

PillCam Capsules

          The manufacture of the PillCam capsules is a complex process involving a number of separate processes and components. Our manufacturing process consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. After assembly, each PillCam capsule is inspected and packaged.

          We manufacture the PillCam capsules at our facilities in Yoqneam, Israel. Two production lines are used to manufacture the PillCam SB capsule and one to manufacture the PillCam ESO capsule. We also have one production line which we use to manufacture the PillCam COLON and one production line for our AGILE Patency capsule. We have also installed for back-up purposes one semi-automated production line for the PillCam SB capsule at a facility in Ireland. We believe we have adequate capacity to manufacture capsules needed to satisfy estimated demand for the foreseeable future.

          We rely on single-source suppliers for two key components of the PillCam capsule:

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

•
A Canadian company supplies the transmitter that is integrated into the PillCam capsules. This company began supplying the transmitter to us in the fourth quarter of 2004. We currently expect that this Canadian supplier will fulfill substantially all of our future needs for transmitters for the PillCam capsules. The agreement includes non-compete provisions prohibiting this supplier from selling the transmitters to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the transmitter to any potential competitors in our market. In July 2005, we agreed with this supplier that it will develop and manufacture an enhanced version of the transmitter based on specifications that we provide. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

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

We depend on single source suppliers with whom we do not have long term contracts for some other components necessary for the production of the Given System, such as the electrical circuit boards in our PillCam capsules and our computer workstations. For a description of the risks associated with our dependence on single source suppliers, see Item 3 – “Risk Factors – Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

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

Computer Workstation

          Our computer workstation is specially configured  in accordance with our specifications and is pre-loaded with our proprietary RAPID software and integrated software that together allow us to service the workstation from remote locations through standard telephone connections.

Bravo pH Monitoring System

The Bravo system consists primarily of the following components:

•	a small pH capsule that is attached to the wall of the esophagus and transmits data to the receiver;

•	a proprietary delivery system that is used to place the Bravo capsule in the esophagus;

•	a pager-sized receiver worn by the patient that receives pH data from the Bravo capsule; and

•	a proprietary pH analysis software.

The Bravo capsule and the delivery system are currently manufactured for us by Medtronic under the terms of a supply agreement that we signed with Medtronic as part of our acquisition of the Bravo pH monitoring business.  We plan to establish our own manufacturing facility for these components in Israel and transfer manufacturing capabilities and capacity to the Israeli site by the end of 2009.

The Bravo receiver is manufactured and supplied by BB Electronics, or BBE, a company based in Denmark.  BBE is the single supplier of the receiver.  During 2009, Medtronic will continue to source the receiver from BBE and supply it to us while transitioning the existing contract and business relationship to us.

The proprietary pH analysis software, also known as POLYGRAM NET, was developed by Medtronic and is installed on specially configured laptops.  During 2009, Medtronic will continue to supply these laptops to us loaded with the software.  At the same time, we plan to develop new software to replace POLYGRAM NET.

In addition to the core components of the Bravo system described above, there are several peripheral products that are manufactured by third-party suppliers.  During 2009, we expect to begin direct relationships with these or other suppliers.

While transitioning the manufacturing line of the Bravo capsule and delivery system to Israel and the business relationship and agreements with third-party suppliers, we will depend significantly on Medtronic to ensure uninterrupted supply of the Bravo system and in transferring the necessary manufacturing knowledge to us successfully to allow us to begin our own manufacturing operations by the end of 2009, as planned.

Manufacturing Facilities and Disaster-Preparedness

          In order to maintain our special tax benefits under our approved enterprise status, we are required to conduct our manufacturing and a majority of our subcontracting in specific locations in Israel. We currently plan to continue these practices as we increase our manufacturing capacity. For more information, see Item 10 - “Additional Information - Taxation – Certain Material Israeli Tax Considerations and Government Programs — Taxation of Companies in Israel —Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

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

          The FDA requires us to adhere to the Quality System Regulation which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. In addition, we are required to comply with the Medical Devices Directive of the European Union requiring adherence to the International Standard Organization’s standard ISO 9001 and ISO 13485, a European quality standard setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. These quality standards contain requirements that are generally similar to the Quality System Regulation required by the FDA.

Intellectual Property

          An important part of our competitive strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents, trademarks, trade secrets and contractual arrangements. We intend to prosecute and defend our proprietary technology.

          We acquired the rights to our first issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael Armament Development Authority. See Item 7 - “Major Shareholders and Related Party Transactions.” These patents expire in January 2014 and January 2015, respectively. In addition, we own or co-own 147 additional issued patents in the United States, Australia, Canada, China, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan and the United Kingdom covering different elements of our technology. As part of the acquisition of the Bravo pH monitoring business from Medtronic, we acquired a number of patents and patent applications relating to various aspects of this technology.

These patents expire between 2017 and 2025. We also hold six utility models in Japan, one utility model in South Korea and nine utility models in Germany. As of December 31, 2008, we also had more than 550 pending patent applications worldwide based on approximately 185 priority applications relating to various elements and functions of our products and related enhancements.

          We seek to protect our product names and logos through trademark use and registration in the United States and other countries. GIVEN, GIVEN & Design, PILLCAM, PILLCAM & Logo, PILLCAM IMAGING CAPSULE & Design, AGILE, RAPID, RAPID ACCESS, ORDERWIN, ORDER WHEN I NEED, FINGERS HOLDING A CAPSULE & Logo, FINGERS HOLDING PILLCAM CAPSULE & Logo, ICCE, ICCE Logos, International Conference on Capsule Endoscopy, VUESPAN, BRAVO, BRAVO PH SYSTEM and ENDONETICS are our trademarks or registered trademarks.

          In March 2004, the U.S. Patent and Trademark Office, or USPTO, notified us that it would conduct a reexamination of some of the claims in our first U.S. patent known as the ‘531 patent, pursuant to a request submitted by Olympus Corporation. In April 2006, the USPTO issued a decision confirming the validity of 13 of the original 17 claims of the ‘531 patent. In September 2006, we appealed the rejection of the other four claims.  On February 18, 2009, the USPTO conducted a hearing relating to our appeal and we are currently awaiting a decision.

          In June 2008, we settled our patent litigation against Olympus Corporation and its affiliates in the District Court for the Eastern District of Pennsylvania. For more information, see Item 8 – “Financial Information – Legal Proceedings.”

Competition

 Olympus Corporation has been marketing and selling a competing capsule endoscopy system in Europe and Australia since October 2005. In September 2007, Olympus received FDA clearance to market its capsule endoscopy system and small bowel capsule in the United States and in September 2008 it received regulatory clearance to market its capsule endoscopy system in Japan. In June 2008, we settled our patent litigation in the United States against Olympus Corporation and its affiliates. For a detailed description, see Item 8 – “Financial Information – Legal Proceedings.”

In 2007 a South Korean company began selling a competing system in Korea as well as in Europe and Australia and has intensified its marketing and selling efforts in these regions in 2008. Also, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries at lower prices than our system and presented its systems at industry trade shows outside Asia.

          We believe that we have a competitive advantage compared to other sellers of capsule endoscopes. First, we were the first company to sell and market capsule endoscopes in the most mature markets in the United States, Europe and Japan, have a large installed base of customers and a reputable and recognized brand name. Second, we have been concentrating primarily on the development and sale of capsule endoscopy systems and are selling a platform enabling us to use our line of PillCam capsules for diagnosing disorders in parts of the gastrointestinal tract other than the small bowel, while the other companies have only announced the launch of a small bowel capsule at this time. Third, we believe our technological solution, and in particular our software solution, is superior to the products introduced by competitors. Fourth, we provide comprehensive customer support, extensive professional education and training to physicians and nurses, and support clinical research worldwide.  Finally, we have a patent portfolio that we believe protects critical aspects of our technology and may create technological barriers for our competitors, which may force them to enter the market with inferior products or delay their entry into certain territories or impact the cost of their products.

          In addition, we face competition from existing technologies for detecting gastrointestinal disorders and diseases, including traditional endoscopy and radiology. Our success depends in large part on convincing physicians to adopt the Given System over current technologies.

          Three companies control the major portion of the worldwide gastrointestinal traditional endoscopy market. These companies, Olympus, Hoya and Fuji Film Corporation, or Fuji Film, have marketed and sold flexible endoscopic equipment for many years. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to gastroenterologists. We are aware of research and development efforts by some of these companies and other individuals and companies to develop and bring to market imaging capsules or other minimally invasive imaging techniques.

          To strengthen our competitive position, in March 2007 we signed a cooperation agreement with Fuji Film. The goal of the agreement is to build closer collaboration between the companies in research and development, component sourcing, marketing and product distribution worldwide. Under the terms of the agreement, we and Fuji Film collaborate to develop products and components for the gastrointestinal endoscopy and diagnostic field. The agreement also grants Fuji Film non-exclusive rights to distribute our capsule endoscopy capital equipment, including our RAPID workstation and data recorders, and small bowel products, including PillCam SB and AGILE Patency capsules, in certain countries worldwide, which will be determined by the two companies on a case-by-case basis. As of December 31, 2008, Fuji Film through its affiliated companies, distributed our products in China and in January 2009 it began distributing and selling our capsule endoscopy products in Japan, in addition to Suzuken.

          In addition, there are several companies focused on radiological diagnostics that provide x-ray machines and other imaging products used for barium series radiological examinations. These companies include but are not limited to GE Healthcare, Siemens Medical Solutions, Philips Medical Systems, Toshiba Corporation and Shimadzu Corporation.

In the pH monitoring business, the most common esophageal pH monitoring device is the transnasal catheter, which continuously measures pH for 24 hours.  Sierra Scientific, Sandhill and Alpine Biomed are the major pH catheter manufacturers that compete with the Bravo system.  We estimate that at present approximately 20% of pH monitoring procedures are performed with the Bravo system.  We believe the Bravo system has a number of advantages that will help us to compete effectively and improve our competitive position compared to the catheter-based technology.  First, the Bravo system offers a convenient catheter-free alternative that has been shown to be better tolerated and possess a more favorable side-effect profile than the catheter-based procedure.  Second, the Bravo system allows physicians to record up to 48 hours of pH data, providing a more comprehensive disease profile and potential improvement for patient care.  Third, during the last few years Medtronic marketed and supported the Bravo system with limited resources, primarily through telemarketing.  We intend to use our sizable field sales force and broad customer base to market and sell the Bravo system and we expect this will increase our market share. Finally, we believe current trends in reimbursement will make the Bravo system more cost effective to use than the catheter-based technology.

          In addition to competition from products performing similar clinical functions to our products, there is also competition among gastrointestinal products for the limited capital expenditure budgets of customers. For example, another capital equipment item for gastroenterology may compete with our products for the same hospital capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the various items of capital equipment.

U.S. Government Regulation

FDA Clearance and Regulation

          All of the products we market and sell in the United States have received FDA clearance. Our first FDA clearance was received in August 2001 for the first generation of the PillCam SB capsule. In November 2004, we received FDA marketing clearance for our PillCam ESO capsule and in 2006 we received clearance to market our AGILE Patency capsule and scanner. During 2007, we received clearance to market a number of new products, such as the PillCam SB 2 and PillCam ESO 2 capsules and the newest version of our RAPID software, RAPID 5.0. All of our products that have been cleared to date by the FDA, have been cleared through the 510(k) clearance process that is further described below. However, in February 2008, the FDA determined that the PillCam COLON is not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore cannot be cleared for marketing in the United States through the 510(k) clearance process. We are currently developing an improved PillCam COLON capsule that we plan to submit for FDA clearance in the future once development and necessary clinical trials to attest to the safety and effectiveness of this capsule are completed.

The Bravo pH monitoring system received FDA clearance through the 510(k) process in September 2000 and was categorized as a Class I exempt device, the lowest risk category for medical devices.

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

          510(k) Clearance Process. To obtain 510(k) clearance, an applicant must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” - either a previously 510(k) cleared device or a pre-amendment device for which the FDA has not called for premarket applications. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a premarket application approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the determination, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket application approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market application approval is obtained. Our PillCam ESO capsule, the advanced versions of the RAPID software and data recorder, and the Bravo system have each received FDA marketing clearance under the 510(k) clearance process. We cannot be sure that any of our future products will be eligible for the same abbreviated regulatory treatment.

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

          Premarket Application Approval Process. If the FDA denies 510(k) clearance for a product and denies de novo classification, the product must follow the premarket application approval process, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. A premarket application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. After approval of a premarket application, a new premarket application or premarket application supplement is required in the event of a modification to the device, its labeling or its manufacturing process. The premarket application approval pathway is much more costly, lengthy and uncertain. It typically takes from one to three years, but it could take longer.

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

These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their protected health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Because we are selling products and services to persons and entities subject to HIPAA and are exposed to personally-identifiable health information in the course of our operations, we also may be subject to HIPAA, as well as similar state laws. HIPAA imposes civil and criminal penalties for violations of its provisions, which could be substantial. State privacy laws have their own penalty provisions which may be applicable.

Regulation in Europe

          Commercialization of medical devices in member countries of the European Union is regulated by directives adopted by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products. We received our initial authorization to affix the CE mark to the Given System in May 2001 and have since received such authorization for other products. The Bravo system has also received the CE mark.  We have authority to affix the CE mark to all our products that are currently commercially available in the European Union.

          If we modify any of our products, we may need to apply for permission to affix the CE mark to the modified product. Additionally, we will need to apply for a CE mark for any new products that we may develop in the future. We cannot be certain that we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions that we receive. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

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

Regulation in Japan and in Other Countries

In Japan, we received regulatory clearance to market our RAPID workstation, data recorder and PillCam SB capsule in April 2007. In October 2008, we received clearance to sell our DR 2, an advanced version of our data recorder, and RAPID Real Time. Marketing our other products in Japan will require additional, product-specific regulatory clearances. In 2008, we submitted an application for marketing clearance for our PillCam SB 2 capsule.

To date, the Bravo system does not have regulatory clearance in Japan and is not sold there. We do not have immediate plans to submit the Bravo system for clearance in Japan.

We intend to submit applications for a few additional products in 2009. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from twelve months for products with only very minor modifications from previous cleared product versions, to a few years in the case of a completely new device.

In order for us to market our products in countries other than the United States, the European Union and Japan (which were described above), we must obtain regulatory approvals and comply with extensive safety and quality regulations in these countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval or clearance in any foreign country in which we plan to market our product may harm our ability to generate revenue and harm our business.

          In all of the countries in which we are currently selling our products we have either received regulatory approval or clearance or been informed that approval or clearance is not required. Renewals or updates of the regulatory status of our products in all these countries are done annually.

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

          Coding. Generally, a current procedural terminology, or CPT, code is necessary to facilitate claims for reimbursement. If a procedure is not covered by an appropriate existing code, an application for a new code can be made to the American Medical Association, or AMA. However, this process can be lengthy, typically taking two or more years before the new code is effective. In the meantime, claims may be submitted using a miscellaneous CPT code or using a temporary G-code, if one is established by the Department of Health and Human Services’ Centers for Medicare and Medicaid Services, or CMS. In December 2002, CMS established a temporary G-code specifically for capsule endoscopy. In October 2003, the AMA assigned a permanent CPT code for capsule endoscopy of the small bowel, effective January 1, 2004. With the assignment of the permanent CPT code for capsule endoscopy of the small bowel, the temporary G-code was abolished. In November 2006, the AMA and CMS assigned a permanent CPT code for capsule endoscopy of the esophagus, effective January 1, 2007.

          For capsule endoscopy of the small bowel performed in a physician’s office, the CPT code includes a global value for both the technical and the professional components of the procedure. In the outpatient hospital setting, claims are submitted using the CPT code and paid by Medicare under the Ambulatory Payment Classification, or APC, which covers the technical component and includes the cost of the facility and supplies related to the procedure. The physician is paid separately for the interpretation. In January 2003, CMS established a New Technology APC for capsule endoscopy of the small bowel in the hospital outpatient setting and, in November 2004, CMS reclassified the APC into a gastrointestinal diagnostic category for payment in an outpatient hospital setting, effective January 1, 2005.

          For capsule endoscopy of the esophagus performed in a physician’s office, the CPT code includes a global value for both the technical and the professional components of the procedure. In the outpatient hospital setting, claims are submitted using the CPT code and paid by Medicare under the APC, which covers the technical component and includes the cost of the facility and supplies related to the procedure. The physician is paid for the interpretation separately. In November 2006, CMS assigned an upper gastrointestinal diagnostic category APC for capsule endoscopy of the esophagus in the hospital outpatient setting effective January 2007.

For Bravo procedures performed in a physician’s office, the CPT code includes a global value for both the technical and the professional components of the procedure. In the outpatient hospital setting, claims are submitted using the CPT code and paid by Medicare under the APC, which covers the technical component and includes the cost of the facility and supplies related to the procedure.  The physician is paid for the interpretation separately.

          Reimbursement Coverage. A third-party payor’s decision to cover a device or medical procedure is independent of the coding process, although the existence of an appropriate CPT code and APC may assist in obtaining coverage. Generally, third-party payors may deny coverage if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental or was used for an unapproved indication. During the past several years, the major third-party payors have substantially revised their reimbursement methodologies in an attempt to contain or reduce their healthcare reimbursement costs.

          Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2008, most Medicare carriers and private third-party payors, with a total insured population in the United States of approximately 209 million individuals, also cover capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies.

We continuously attempt to improve reimbursement coverage for the PillCam SB capsule. For example, we are working with third-party payors to expand the number of International Statistical Classification of Diseases, known as ICD, diagnosis codes, for small bowel diseases. ICD diagnosis codes are used to classify diseases and a wide variety of medical symptoms, findings and complaints and to report diagnoses to third-party payors to support medical necessity for services provided. We believe that the availability of more ICD diagnosis codes for small bowel-related conditions will enhance the ability of physicians to submit and receive payment for claims relating to small bowel diagnostic procedures using our PillCam SB capsule, which, in turn, may result in an increased usage of this capsule.

          Most of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. We are continuously seeking to convince third-party payors, through economic and health outcomes analyses, that capsule endoscopy of the small bowel should be used earlier in the typical diagnostic process for patients with inflammatory bowel diseases such as Crohn’s disease, and be entitled to reimbursement coverage without requiring other endoscopic procedures to be performed prior to administering the capsule.  As a result of these efforts, several third-party payors issued new or updated policies that do not require other endoscopic procedures prior to performing small bowel capsule endoscopy for patients with suspected Crohn’s. As of December 31, 2008, approximately 39 million individuals in the United States had coverage under these new or updated policies. Other third-party payors providing coverage for approximately 30 million individuals in the United States have updated their policies to require a colonoscopy as the only endoscopic procedure to be performed prior to a small bowel capsule endoscopy procedure for diagnosing suspected Crohn’s. Finally, out of the 209 million individuals that have coverage in the United States for suspected Crohn’s approximately 45 million individuals have coverage for a small bowel capsule endoscopy procedure in cases of known Crohn’s of the large bowel that require small bowel evaluation.

          As of December 31, 2008, approximately 42 million individuals had reimbursement coverage for capsule endoscopy of the esophagus using our PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease. Numerous third-party payors are reimbursing this procedure on a case-by-case basis. We have established a toll-free reimbursement help-line whereby reimbursement specialists assist our customers with general information about the process of submitting prior authorizations, claims and appeals in the event of a denial.

As of December 31, 2008, approximately 250 million individuals in the United States had reimbursement coverage for the Bravo pH monitoring procedure. The most common accepted indications for coverage are for patients with esophageal reflux who are being considered for surgical anti-reflux repairs and patients with normal endsocopic findings and reflux symptoms who are unresponsive to therapy.

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

          In 2008, for procedures performed in a physician’s office, the national average global fee paid by Medicare under the CPT code for capsule endoscopy of the small bowel was $944, a decrease of 1.17% compared to 2007. For procedures performed in an outpatient hospital setting, the national average physician fee paid by Medicare was $178, a decrease of 1.12% compared to 2007, and the national average payment rate to the hospital for the technical component was $607. These payment rates are modified annually. Effective January 1, 2009, the national average global fee paid by Medicare for a procedure in a physician’s office was decreased to $876, the national average physician fee for the professional component of a hospital outpatient procedure was increased to $193 and the national average payment rate to the hospital for the technical component increased to $632 due to an increase in the APC rate for gastrointestinal small bowel procedures classified under APC 142.

For capsule endoscopy of the esophagus, in 2008, the national average global fee paid by Medicare for a procedure in a physician’s office was $756. The national average physician fee paid by Medicare in an outpatient hospital setting was $55 and the national average payment rate to the hospital for the technical component was $541, under the APC 141 for upper gastrointestinal procedures. Effective January 1, 2009, the national average global fee paid by Medicare for a procedure in a physician’s office decreased to $684, the national average physician fee paid by Medicare in an outpatient hospital setting decreased to $54 and the national average payment rate to the hospital for the technical component increased to $571 under the APC 141 for upper gastrointestinal procedures.

For Bravo pH monitoring, in 2008, the national average global fee paid by Medicare for a procedure in a physician’s office was $481. The national average physician fee paid by Medicare in an outpatient hospital setting was $80 and the national average payment rate to the hospital for the technical component was $250 under the APC 361 for Level II alimentary tests.  Effective January 1, 2009, the national average global fee paid by Medicare for a procedure in a physician’s office decreased to $456, the national average physician fee paid by Medicare in an outpatient hospital setting increased to $84 and the national average payment rate to the hospital for the technical component increased to $264 under the APC 361 for Level II alimentary tests.

Coverage Outside the United States

          In countries outside the United States, coverage is obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In some countries, private insurance systems may also offer payments for some therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. Coverage systems in international markets vary significantly by country and, within some countries, by region. Coverage approvals must be obtained on a country-by-country or region-by-region basis. In general, the process of obtaining coverage approvals has been slower outside of the United States.

          In Europe, the population with reimbursable access to small bowel capsule endoscopy at the end of 2008 was approximately 226 million, compared to approximately 166 million at the end of 2007. This increase results from the decision of French authorities to approve reimbursement for PillCam SB capsule endoscopy for over 60 million citizens in France in November 2008. The number of people in Europe with reimbursement for indications in addition to OGIB at the end of 2008 was approximately 161 million. In 2009, we expect to focus our efforts on the ongoing process to obtain reimbursement for PillCam SB capsule endoscopy under the German national insurance program which covers most of Germany’s 82 million citizens.   About 10 percent of German citizens currently have coverage for PillCam SB through private health insurers.

In Japan, authorities announced initial reimbursement coverage for our PillCam SB capsule. Effective October 1, 2007, the entire adult population in Japan is eligible for reimbursement of the PillCam SB capsule procedure for small bowel indications with obscure gastrointestinal bleeding.

          In Australia, reimbursement coverage for use of capsule endoscopy in the detection of gastrointestinal bleeding exists for all residents who hold Australian and/or New Zealand citizenship, providing coverage for approximately 20 million residents. In May 2008, the Department of Health and Ageing in Australia approved permanent government funding and reimbursement for capsule endoscopy of the small bowel. Prior to this approval, capsule endoscopy has been funded and reimbursed on a temporary basis since 2004.

          While coverage in Austria, Switzerland, Spain, Germany, Australia and Japan is generally limited to the indication of suspected small intestinal bleeding, the public healthcare systems in the Czech Republic, Denmark, France, Italy, Israel, Portugal, Sweden and the United Kingdom cover capsule endoscopy for broader indications, including suspected Crohn’s disease. We cannot provide any assurance that we will obtain any additional approvals in a timely manner or at all.

Outside the United States, there is no meaningful reimbursement coverage for the Bravo system.

C. ORGANIZATIONAL STRUCTURE

          Given Imaging Ltd. is organized under the laws of the State of Israel and, as of December 31, 2008, held directly or indirectly the outstanding capital stock of the following subsidiaries and in the following ownership percentages:

Name of Subsidiary	Country of Incorporation	Percentage Ownership
Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	United States	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging K.K.	Japan	56
Given Imaging (Asia-Pacific) PTE Ltd.	Singapore	100
Endonetics, Inc.	United States	100

 D. PROPERTY, PLANTS AND EQUIPMENT

          We lease a total of approximately 10,300 square meters (approximately 110,869 square feet) in Yoqneam, Israel, hosting our corporate headquarters and a number of production lines, under a lease that expires in December 31, 2015.

          We believe that our existing facilities will be adequate to meet our production and other needs in Israel for the foreseeable future.

          Our subsidiaries are party to the following leases:

•	Given Imaging, Inc. leases 2,318 square meters (24,919 square feet) of office space in Duluth, Georgia under a sub-lease that expires in May 2015;

•
Given Imaging GmbH leases approximately 1,060 square meters (11,405 square feet) of office space in Hamburg, Germany, pursuant to a lease for an indefinite term that may be terminated by us or the landlord with an advance notice of six months;

•	Given Imaging Pty. Ltd. leases 244 square meters (2,626 square feet) of office space in North Ryde, Australia, pursuant to a lease that expires in February 2011;

•
Given Imaging s.a.s. leases a total of 241.5 square meters (2,598 square feet) of office space in Paris, France, consisting of 168 square meters (1,808 square feet) pursuant to a lease that expires in September 2010 and that may be terminated by us at the end of each three year period upon six months’ notice and additional 73.5 square meters (791 square feet) pursuant to a lease that expires in January 2012;

•	Given Imaging K.K. leases 443 square meters (4,765 square feet) of office space in Tokyo, Japan pursuant to a lease that expires in August 2010; and

•	Given Imaging (Asia-Pacific) PTE Ltd. leases 102 square meters (1,101 square feet) of office space in Singapore, pursuant to a lease that expires on August 31, 2010.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A. OPERATING RESULTS

Overview

          We develop, manufacture and market innovative diagnostic products for disorders of the gastrointestinal tract. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule, which we refer to as the PillCam capsule, that is easily ingested by the patient and delivers high quality color video in a noninvasive manner. Our main objective, subject to further development and receipt of regulatory clearances and/or approvals, is to establish the Given System as a leading patient-friendly platform for screening and diagnosis of disorders in all parts of the gastrointestinal tract. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures.

In 2001, we commenced marketing the Given System with the PillCam SB capsule for detection of disorders of the small bowel. As of December 31, 2008, we had an installed base of nearly 4,900 Given Systems and had sold over 870,000 PillCam SB capsules in more than 60 countries worldwide. Since November 2004, we also market and sell our PillCam ESO capsule for visualization of the esophagus. In the second half of 2007, we began selling the first generation of our PillCam COLON capsule in Europe following receipt of certification allowing us to use the “CE mark” and to market this capsule throughout the European Union. We also have limited sales of the PillCam COLON capsule in our AP/J region.  To date, we have not been able to obtain FDA clearance to market the PillCam COLON capsule in the United States. We have also developed and are selling in the United States, Europe and several other jurisdictions, a patency capsule, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam capsules.

          We were incorporated in Israel in January 1998. We raised approximately $53.2 million of net proceeds in our initial public offering in October 2001 and have been listed since then on the Nasdaq Global Market. We completed a follow-on offering in June 2004 in which we raised additional net proceeds of $44.3 million. Since March 2004, our shares have also been listed on the Tel-Aviv Stock Exchange. Since our inception, we have devoted substantially all of our resources to developing the Given System, performing clinical trials and marketing and selling the Given System and PillCam capsules.

Acquisition of the Bravo pH monitoring business

In December 2008, we acquired the Bravo pH monitoring business from Medtronic for total cash consideration of $20 million, including approximately $2.9 million as pre-payment for inventory Medtronic will use to supply the Bravo system to us during a transition period.  The Bravo pH monitoring business consists primarily of intangible assets, goodwill, customer relationship and in-process research and development.   A small percentage of the purchase price has been put in escrow and its payment is contingent upon Medtronic completing on schedule the development of a new capsule delivery system already underway.  An additional small percentage of the purchase price has been put in escrow to secure Medtronic’s indemnity obligations under the acquisition agreement.

This is our first acquisition since our inception. The Bravo pH monitoring system is the only wireless, catheter-free pH test for GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver.

We decided to acquire this business for the following primary reasons:

•	we believe that wireless capsule-based pH monitoring is a unique patent-protected technology with distinct advantages over the catheter-based competition;

•
the Bravo pH monitoring business is a minimally invasive, diagnostic and capsule-based procedure that includes both capital equipment and recurring sales of disposables, and therefore has similar characteristics and it relies on a similar business model as our capsule endoscopy business;

•	the Bravo pH monitoring procedure is backed by solid clinical evidence and has broad reimbursement coverage in the United States;

•	we expect that sales of the Bravo system will be an important contributor to our revenues;

•
we believe there is a market opportunity to grow the business primarily due to the prevalence and awareness of GERD in the United States, the use of our sizable field sales force compared to the limited resources invested in the marketing and sales of this product by Medtronic, favorable reimbursement coverage and the untapped potential for this product outside the United States;

•
the Bravo system is used by gastroenterologists and there is a significant overlap between capsule endoscopy and Bravo customers, which provides us with cross-selling opportunities and a competitive advantage over our competitors in both the pH monitoring and capsule endoscopy specialties; and

•	there is an opportunity for significant operational efficiencies through technological advancement of the Bravo product and integration with our capsule endoscopy platform.

Medtronic will continue to supply the Bravo products to us at an agreed transfer price until December 2009. By then, we intend to complete the transition of the Bravo system manufacturing operations to Israel.

During 2009, we have agreed to purchase a minimum number of Bravo capsules and delivery systems from Medtronic.  The transfer price of these items may vary depending on the volume of our orders.  In addition to the Bravo capsule and delivery system that are manufactured by Medtronic, Medtronic will continue to source for us other components of the Bravo system that are manufactured by third-party vendors. During 2009, we intend to transfer existing contracts with these vendors and the business relationships to us.  In particular, the Bravo receiver is manufactured and supplied by a single supplier based in Denmark.  In addition, the proprietary pH analysis software, also known as POLYGRAM NET, was developed by Medtronic and is installed on specially configured laptops.  While Medtronic developed this software, it no longer has full access to the related know-how.  Therefore, during 2009, Medtronic will continue to supply these laptops to us loaded with the software at an agreed price.

We have already completed the transition of many other business functions and know-how to our control, such as order fulfillment, supply chain, customer and technical support, sales and marketing, and quality and regulatory affairs, and we are running the business on our own with minimal assistance from Medtronic.

In addition, during 2009, we intend to advance two important research and development projects related to the Bravo business that, if successful, will result in significant operational efficiencies, which if successful, will increase our profitability from the Bravo products.  First, as part of the acquisition we acquired an ongoing research and development project conducted by Medtronic for a new capsule delivery system.  Under our agreement with Medtronic, Medtronic, in cooperation with us, will continue this project and bring it to completion within one year of the acquisition date.  To incentivize Medtronic to complete this project on time, we held back a small portion of the purchase price that will be paid only if Medtronic fulfills its contractual obligations related to this project. The new delivery system under development is expected to be easier to use, reduce product malfunctions and user errors leading to failed procedures and reduce manufacturing costs.

In parallel, we intend to develop, with Medtronic assistance, a new software application that allows physicians to read and interpret the result of the Bravo procedure.  The current software is complex and the know-how related to it is no longer under complete control of Medtronic.  Upon completion, the new software will eliminate the dependency on Medtronic and will simplify the user interface and the related technical elements.  We currently have a limited number of workstations loaded with the existing software, which we expect will be sufficient to meet demand for the Bravo system until early in 2010. If we are not able to complete the development of new software and qualify it for use on an appropriate computer workstation within such time, we may not be able to continue to sell the Bravo system or may be forced to incur costs to outsource the development of new software to a third party or to seek to obtain complete access to the know-how related to the existing software in order to qualify it for use on a new computer workstation not currently qualified for use with the Bravo system.

While transitioning the manufacturing line of the Bravo capsule and delivery system to Israel and the business relationship and agreements with third-party suppliers, we will depend significantly on Medtronic to ensure uninterrupted supply of the Bravo system and to successfully transfer to us the necessary manufacturing knowledge to allow us to begin our own manufacturing operations by the end of 2009, as planned.  We also depend on Medtronic for successful and timely completion of the research and development projects described above.  To mitigate this risk, we may need to hold inventory levels that are higher than usual.  For further description of the risks related to this acquisition, see under Item 3 – “Risk Factors.”

The impact of this acquisition on our operating results and financial position is as follows:

•
we incurred a charge to our research and development expenses of approximately $4.7 million in the fourth quarter of 2008 related to in-process research and development activities we acquired in this transaction;

•	we have committed to purchase from Medtronic minimum quantities of Bravo capsules and delivery systems during 2009, and a minimum number of computer workstations loaded with proprietary software;

•	we assumed Medtronic’s obligations under open purchase orders from third-party vendors;

•
we have committed to pay a specified amount to encourage the retention of key manufacturing employees of Medtronic for at least 12 months following the acquisition to facilitate uninterrupted supply of the Bravo product to us during a transition period;

•	our cash balance was reduced by $20 million, including approximately $2.9 million pre-payment for inventory Medtronic will use to supply the Bravo system to us during a transition period; and

•	our gross margins will be adversely affected until we start manufacturing the Bravo system in Israel.

At Medtronic, the Bravo business was not organized as a separate operating entity and was not otherwise considered a material business for Medtronic.  As a result, audited or reviewed financial statements were not available for the Bravo business and our decision to acquire this business and our business expectations are based on our own due diligence and unaudited financial information and projections we received from Medtronic.  As a result, our financial estimates may be materially incorrect if this business does not grow as we expect.

As of December 31, 2008, the Bravo business had approximately 1,100 customers who conducted approximately 50,000 procedures in 2008, which represents approximately 20% of the number of pH monitoring procedures performed in the United States during the year.

Revenues

          We derive most of our revenues from sales of the Given System, consisting of a RAPID workstation, a portable data recorder, and disposable PillCam capsules, and from recurring sales of our PillCam capsules to our installed base. In addition, we expect that more than $10 million of our revenues in 2009 will be derived from sales of the Bravo system and its components. We also derive a small portion of our revenues from post-sale customer support contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. We also derive limited revenues from sales of our AGILE Patency System.

          Revenue breakdown. In the first few years following the commencement of sales of the Given System, the majority of our revenues came from the sale of the Given System to new customers. However, with nearly 4,900 systems now installed worldwide, of which nearly 2,900 are in the United States, a substantial majority of our revenues is generated from reorders of our PillCam capsules, particularly PillCam SB capsules, by existing customers. The proportion of our revenues derived from sales of capital equipment components of the Given System, such as the RAPID workstations and portable data recorders, and revenues derived from sales of the PillCam capsules, which generate recurring sales, is an important indicator of our results of operations. In recent years, we have seen a gradual increase in the share of revenues generated from recurring sale of our PillCam capsules. In 2008, we derived approximately 82.3% of our revenues from sales of the PillCam SB capsules, compared to 80.3% of our revenues in 2007 and 80.4% of our revenues in 2006. Sales of the PillCam ESO capsule represented approximately 1.0% of our revenues in 2008, compared to 0.9% of our revenues in 2007 and 1.5% of our revenues in 2006. Sales of PillCam COLON represented approximately 1.2% of our revenues in 2008 compared to 1.0% in 2007. We also derived approximately 0.7% of our revenues from sales of the Bravo system and its components following our acquisition of the Bravo pH monitoring business in December 2008. We expect that a substantial majority of our revenues in the future will continue to come from recurring sales of our PillCam capsules.

          The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	$			% of annual revenues
	2006	2007	2008	2006	2007	2008
	(U.S. dollar in thousands)
Workstations and data recorders	$14,104	$15,267	$14,523	14.8%	13.5%	11.6%
PillCam SB capsule	76,360	90,614	103,005	80.4	80.3	82.3
PillCam COLON capsule	N/A	1,106	1,463	N/A	1.0	1.2
PillCam ESO capsule	1,438	1,012	1,213	1.5	0.9	1.0
Patency system and capsule	353	523	662	0.4	0.5	0.5
Bravo system	N/A	N/A	884	N/A	N/A	0.7
Service	2,774	4,346	3,356	2.9	3.8	2.7
Total	$95,029	$112,868	$125,108	100.0%	100.0%	100%

          Workstations and data recorders. In 2008, our revenues from the sale of workstations and data recorders decreased compared to our revenues from the sale of these products in 2007 due to lower system sales in the Americas and Asia-Pacific regions. Typically, during the entry period in new markets, such as Japan, sales of capital equipment are more significant than sales of disposables such as the PillCam capsules. In the more mature markets, such as Europe and the United States, our revenues from sale of workstations and data recorders are decreasing compared to prior periods. The decrease in revenues from sale of capital equipment in those other markets is attributable to both lower quantities of workstations and data recorders sold and lower average selling price. In October 2008, we obtained reimbursement for small bowel capsule endoscopy in France, which resulted in an increase of sales of capital equipment to new customers in this country who decided to purchase the Given System following the reimbursement announcement.  We believe that, other than in Japan and France, sales of workstations and data recorders are not likely to grow since a majority of gastroenterologists in our main markets already have access to a capsule endoscopy system. Other important reasons for this decrease in sales of capital equipment were the global economic crisis and our continued focus on increasing utilization and reorders of the PillCam SB capsule in existing accounts over capital equipment sales.

          In addition, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment, or replace older equipment of many customers with newer versions of our capital equipment, at a reduced price. This resulted in a lower average selling price for our capital equipment.

          In 2009, revenues from sales of workstations and data recorders may increase further in Japan and France compared to 2008. Generally, however, we believe that a significant majority of our revenues in the foreseeable future will come from the sale of capsules as compared to capital equipment.

          PillCam SB. Substantially all of our revenues from capsule sales were attributable to sales of the PillCam SB capsule, which we began selling worldwide in the fourth quarter of 2001. Worldwide PillCam SB sales were $103 million in 2008, an increase of 14% compared to 2007.  In addition, in 2008 worldwide reorders of PillCam SB increased by 17% to approximately 206,000 capsules, compared to approximately 177,000 capsules in 2007.  Reorders are recurring sales to the same customer in a specified period of time.  We expect recurring sales of the PillCam SB capsule to continue to account for a substantial majority of our revenues from capsule sales in 2009. The primary reasons for this are:

•	Most small bowel indications for which the PillCam SB capsule is used are covered by governmental and commercial reimbursement policies.

•
Our sales force is primarily focused on selling capsules and the market for the PillCam SB capsule is currently a more developed market compared to the market for our PillCam ESO capsule and PillCam COLON capsule.

•	Regulatory clearance to market the PillCam SB capsule in Japan was obtained in April 2007 and we expanded our distribution relationship with Fuji Medical in Japan.

•	Our obtaining reimbursement coverage in France is expected to result in an increased use of the PillCam SB capsule in France.

          PillCam ESO. We have marketed the PillCam ESO in the Unites Stated since November 2004. Since then, sales of our PillCam ESO were insignificant due primarily to the lack of favorable reimbursement coverage, as well as limited clinical data to support widespread use of the PillCam ESO capsule.

          As of December 31, 2008, approximately 42 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices, a common condition in patients diagnosed with cirrhosis of the liver, a chronic liver disease. Reimbursement coverage for the use of PillCam ESO in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices, is not expected before additional clinical data supporting such use is available.

In the first quarter of 2008, we began marketing and selling PillCam ESO 2, our newest version of our esophageal capsule. We believe that this new capsule is a significant improvement over the prior version and will contribute to increased demand for PillCam ESO. The existence of initial reimbursement and favorable clinical data to support the use of PillCam ESO in the evaluation of esophageal varices, are also expected to gradually increase the demand for our PillCam ESO capsule, mostly for the varices indication. However, because esophageal varices is not a common condition in the general population, we expect that sales of PillCam ESO in the foreseeable future will continue to be small compared to sales of PillCam SB. We believe that sales of the PillCam ESO capsule could increase more significantly when and if there is clinical data and reimbursement coverage to support and cover the use of this capsule in GERD patients; however, significant market development, planning and other resources are required to achieve these results and there is no assurance that we will be able to do so.

In November 2007, we announced the termination of our exclusive sales representation, co-promotion and cooperation agreement with Ethicon, which was signed in May 2004. InScope, a business division of Ethicon, had exclusive rights to market our PillCam ESO capsule in the United States during this period and performed sales and market development activities. Ethicon cited a shift in its strategic priorities within gastroenterology and other areas as the reason for ending the relationship. As a result of this termination, we regained full responsibility for the marketing and sale of the PillCam ESO capsule in the United States at the beginning of 2008. In accordance with the terms of termination, Ethicon has paid us $1.2 million to continue to fund existing clinical trial activities in 2008 relating to the PillCam ESO capsule. In addition, Ethicon has paid us $7.6 million in fees associated with the termination of the agreement.

          PillCam COLON. PillCam COLON is the third capsule we developed. We believe the launch of this capsule in Europe in the second half of 2007 reinforces the Given Platform as the leading product for capsule endoscopy and demonstrates our commitment to this field. Sales of PillCam COLON in 2007 and 2008 were limited. Presently, there is only limited clinical evidence to support the use of this capsule. We are currently supporting a number of clinical trials in Europe that we believe will help our market development activities. In the meantime, we market PillCam COLON in Europe as a complementary tool for colonoscopy offering a method for visualization of the colon in patients who are unable or unwilling to undergo traditional colonoscopy or in cases of incomplete colonoscopies.

          PillCam COLON has not yet received FDA marketing clearance in the United States. In February 2008, the FDA determined that the PillCam COLON capsule is not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore cannot be cleared for marketing in the United States, our biggest market, through the 510(k) process, based on currently available clinical data. There can be no assurance that we will be able to obtain FDA clearance for the PillCam COLON capsule, or even if we do, that this capsule will achieve widespread market acceptance as superior to existing technologies for visualization of the colon.

          In 2008, we advanced the development of a new version of the PillCam COLON capsule, which we refer to as PillCam COLON 2.  While the development is still ongoing, we expect to begin clinical trials with this capsule in Israel during the first half of 2009 and begin marketing of this capsule in the European Union late in 2009.  Following the initial clinical trials in Israel, we plan to proceed with additional, larger clinical trials in Europe and the United States, which could serve as a basis for a subsequent application to the FDA to clear this capsule for marketing in the United States.  Additionally, our clinical trial activities relating to the colon include trials designed to optimize the colon cleansing and preparation procedure that is an important factor in a successful examination of the colon.

We believe the following are important factors in determining the success of this product in the foreseeable future:

•	Our ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule.

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

•
The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent “current procedural terminology,” or CPT, code, and for private third-party payors to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure.

•	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule that is accepted by physicians and patients.

•	The absence of other safe and effective colon cancer screening products, which, if brought to market by a third party, may make the PillCam COLON capsule obsolete.

         We believe that there is a significant market and a long-felt need among physicians and patients for a simple, cost-effective and non-invasive technique for colorectal cancer screening, which represents a significant market opportunity for the PillCam COLON capsule. According to guidelines of professional associations in the United States, it is estimated that approximately 88 million people over the age of 50 or that are otherwise at increased risk for colon cancer need to be screened in the United States, yet patient compliance is only around 50 percent. Patient compliance rates in Europe and Japan are believed to be even lower. We believe that the PillCam COLON procedure will eventually provide a less invasive alternative to traditional colonoscopy. However, further capsule and procedure development as well as significant additional clinical data to support the use of this capsule as a screening tool are necessary before we can realize this market opportunity. In the meantime, we market PillCam COLON in Europe for visualization of the colon in patients who are unable or unwilling to undergo traditional colonoscopy or in cases of incomplete colonoscopies.

          While we expect sales of PillCam COLON to increase gradually, we do not expect that the PillCam COLON capsule will contribute significantly to our revenues in 2009 for the following reasons:

•
we expect to complete the development of new technologies required for enhancing the clinical effectiveness of the PillCam COLON capsule only in late 2009 and there is no assurance we will be able to do so on schedule or at all;

•	we do not expect to receive FDA clearance for the PillCam COLON capsule in 2009;

•	clinical data for the PillCam COLON is limited; and

•	reimbursement for the PillCam COLON procedure is not expected in 2009.

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

          The following table sets forth information for the periods indicated regarding the total numbers of PillCam SB capsules sold and the percentage of revenues derived from such sales which represent reorders:

	2006	2007	2008
Total number of PillCam SB capsules sold*	165,000	191,800	212,000
Number of PillCam SB capsule sales representing reorders	155,840	177,000	206,000
% of revenues from capsule sales that represent reorders	94.4%	92.3%	97.0%

*
Sales of PillCam ESO began in November 2004 and reorders in subsequent years were negligible primarily due to the lack of reimbursement and clinical evidence supporting widespread use of this capsule. Sales of PillCam COLON are also limited.  Accordingly, reorders of PillCam ESO and PillCam COLON are not included in the above table.

          Geographical breakdown

          The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	2006	2007	2008
Americas	71%	66%	60%
EMEA	23%	24%	28%
AP/J	6%	10%	12%

          Sales in the Americas region were $75.6 million in 2008, up 2.0% from $73.8 million in 2007.  At the same period, EMEA sales increased 28% to $34.9 million compared to $27.3 million in 2007, and sales in the AP/J region increased 25% to $14.6 million compared to $11.7 million in 2007.

During the same period, PillCam SB sales in the Americas increased by 1.0% to 142,100 capsules, compared to 140,000 capsules sold in 2007.  PillCam SB sales in the EMEA region increased by 21% and PillCam SB sales in the AP/J region more than doubled compared to 2007. The increase in PillCam SB sales in the AP/J region is mainly attributable to sales of this capsule in Japan and Australia.

The percentage of revenues we derive from sales outside the United States has increased between 2006 and 2008 due to the higher growth rate in sales of our capsule endoscopy products in regions outside the United States compared to the growth rate in sales of these products in the United States.  The lower growth rate in the United States is primarily a result of a decline in sales of workstations and other capital equipment and a lower growth rate in sales of our PillCam SB capsule.  We believe the decline in sales of workstations is due in part to the economic slowdown and in part to our already existing large installed base.  We believe that the lower growth rate in capsule sales is due in part to the decline in sales of workstations that typically include a sale of capsules and in part to the maturity of the market for the most common use of the PillCam SB capsule, namely the detection of obscure gastrointestinal bleeding, or OGIB. If we are unable to expand the use of the PillCam SB capsule beyond OGIB, particularly in the United States, sales of the PillCam SB capsule may decline or not increase as we expect.

The higher growth rate outside the United States is a result of our initial penetration of the Japanese market and expanding reimbursement coverage in the AP/J and EMEA regions. In Japan, we received marketing clearance for the Given System and our PillCam SB in April 2007 followed by a reimbursement coverage announcement in October 2007. Behind the United States, Japan is considered one of the largest markets in the world for medical devices for use in the gastrointestinal tract. Therefore, we believe that the Japanese market represents a significant potential growth opportunity for our business in 2009 and beyond. In EMEA, the primary reasons for the growth in PillCam SB sales is our increasing success in taking advantage of the inclusion of this capsule in the national listings of reimbursable products in major countries, such as Spain and the United Kingdom, and the reimbursement coverage for the PillCam SB capsule we obtained in France in November 2008.

We expect that a majority of our revenues in the foreseeable future will continue to come from the United States, mainly due to our ability to leverage existing market share to generate additional sales, a favorable reimbursement system and general acceptance of new technologies among physicians. In addition, a significant majority of the sales of the Bravo system in the foreseeable future will be in the United States.  The market for this product outside the United States is not well developed. At the same time, we expect that in 2009 the growth rate in sales of our capsule endoscopy products outside the United States will continue to be higher than the growth rate in sales of our capsule endoscopy products in the United States because of the reasons described in the preceding paragraph.

Seasonality

We believe that demand for our products may be affected by seasonal factors, mainly during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to our products due to summer vacations, and patients are more likely to postpone less urgent diagnostic procedures until later in the year. We believe that the seasonal effect in the third quarter may become more pronounced if the portion of our revenues derived from reorders continues to grow.

Reimbursement

          We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect the proportion of our revenues that are derived from sales in the United States. Availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase our products and perform medical procedures with them. Once a payor has decided to provide reimbursement for use of our products, the level of reimbursement coverage provided also becomes a key factor in a physician’s decision. We estimate that as of December 31, 2008, reimbursement for small bowel capsule endoscopy was available worldwide to approximately 560 million people. In the United States approximately 209 million people are covered with most reimbursement policies providing coverage for a number of small bowel indications, including obscure bleeding, suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. In Europe, reimbursement coverage for small bowel capsule endoscopy was available for approximately 226 million people as of December 31, 2008, and reimbursement coverage for expanded indications, such as Crohn’s disease and other small bowel disorders was available for approximately 161 million people at the end of 2008. The most important development in this respect was the receipt of reimbursement coverage for our PillCam SB capsule in France in November 2008.  This decision by the French authorities provides coverage for approximately 60 million people. This represents a significant potential growth opportunity for us in Europe.

Another significant potential growth opportunity stems from the decision of Japanese authorities to reimburse capsule endoscopy of the small bowel. Effective October 1, 2007, the entire adult population in Japan (approximately 105 million people) is eligible for reimbursement of the PillCam SB capsule procedure for small bowel indications with OGIB. We believe this reimbursement will contribute to significant potential growth in sales of the Given System with the PillCam SB capsule in Japan. Finally, reimbursement coverage for use of the PillCam SB capsule in the detection of gastrointestinal bleeding is available for approximately 20 million individuals in Australia and New Zealand.

In addition to continuing our efforts to expand reimbursement coverage, we have made significant efforts to educate our customers regarding coverage conditions and rates. For example, we maintain more frequent contact with existing and potential third-party payors on the one hand, and with our customers on the other hand. We believe that increased customer awareness and knowledge is important to remove any misunderstandings that may exist among physicians regarding the availability of reimbursement or coverage rates and to allow more patients to access the benefit of our technology. We also maintain a reimbursement telephone support line to respond directly to inquiries from customers.

 We also continued our efforts to improve reimbursement coverage for the PillCam SB capsule. First, we are working with third-party payors to expand the number of International Statistical Classification of Diseases, known as ICD, diagnosis codes, for small bowel diseases. ICD diagnosis codes are used to classify diseases and a wide variety of medical symptoms, findings and complaints and to report diagnoses to third-party payors to support medical necessity for services provided. We believe that the availability of more ICD diagnosis codes for small bowel-related conditions will enhance the ability of physicians to submit and receive payment for claims relating to small bowel diagnostic procedures using our PillCam SB capsule, which, in turn, may result in an increased usage of this capsule. Second, we continue our efforts to convince third-party payors, through economic and health outcomes analysis, that capsule endoscopy of the small bowel should be used earlier in the typical diagnostic process for patients with inflammatory bowel diseases, such as Crohn’s disease, and be entitled to reimbursement coverage without requiring other endoscopic procedures to be performed prior to administering the capsule. We believe this could increase physicians’ use of the PillCam SB capsule. As of December 31, 2008, approximately 39 million individuals in the United States had reimbursement coverage for PillCam SB as a primary diagnostic tool. Other third-party payors have updated their policies to require a colonoscopy as the only endoscopic procedure to be performed prior to administration of the PillCam SB capsule.  As of December 31, 2008, approximately 30 million individuals in the United States were covered under these policies.

          As of December 31, 2008, 42 million individuals in the United States have coverage for using our PillCam ESO for the diagnosis of esophageal varices.

To date, there is no reimbursement coverage for procedures with our PillCam COLON capsule. This capsule is new to the market and more clinical evidence will be necessary to support reimbursement. Reimbursement coverage for this capsule is not expected in 2009.

As of December 31, 2008, approximately 250 million individuals in the United States had reimbursement coverage for the Bravo pH monitoring procedure. The most common accepted indications for coverage are for patients with esophageal reflux who are being considered for surgical anti-reflux repairs and patients with normal endsocopic findings and reflux symptoms who are unresponsive to therapy.

For discussion of the reimbursement rates applicable to various procedures with our products see in Item 4 – “The Business of the Company – Business Overview – Third-Party Reimbursement - Reimbursement Rates.” Reimbursement rates may also be modified in the future. Based on recent history, we do not expect that modest changes to reimbursement rates will have a material effect on our business.

Competition

          Olympus Corporation has been marketing and selling a competing capsule endoscopy system in Europe and Australia since October 2005. In September 2007, Olympus received FDA clearance to market its capsule endoscopy system and small bowel capsule in the United States and in September 2008 it received regulatory clearance to market its capsule endoscopy system in Japan. In addition, in 2007 a South Korean company began selling a competing system in Korea and other Asian countries, as well as in Europe and Australia, and has intensified its marketing and selling efforts in these regions in 2008. Finally, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries at lower prices than us and presented its systems at industry trade shows outside Asia.

          The effect of competition from Olympus or other possible direct competitors on our capsule endoscopy business is expected to be mixed. On the one hand, we may lose market share, be forced to reduce the price of our products or experience delays in completing sales as a result of a longer decision making process among potential customers. On the other hand, we believe that the entry of Olympus and other companies into the capsule endoscopy market further validates the market opportunity of our PillCam platform and may result in greater market acceptance of our capsule endoscopy products, which we believe have a number of advantages over competing products. First, we were the first company to sell and market capsule endoscopes in the most mature markets in the United States, Europe and Japan and have a large installed base of customers and a recognized brand name in this field. Second, we have been concentrating primarily on the development and sale of capsule endoscopy systems and have a platform enabling us to use our line of PillCam capsules for diagnosing disorders in areas of the gastrointestinal tract in addition to the small bowel, while Olympus and other companies only have a small bowel capsule at this time. Third, we believe our technological solution, and in particular our software solution, is superior to the products introduced by competitors. Finally, we have a patent portfolio that we believe protects critical aspects of our technology and may create technological barriers for our competitors, which may force them to enter the market with inferior products or delay their entry into certain territories or impact the cost of their products.

In the pH monitoring business, the most common esophageal pH monitoring device is the transnasal catheter, which continuously measures pH for 24 hours.  Sierra Scientific, Sandhill and Alpine Biomed are the major pH catheter manufacturers that compete with the Bravo system.  We estimate that at present approximately 20% of pH monitoring procedures in the United States are performed with the Bravo system.

We believe the Bravo system has a number of advantages that will help us to compete effectively and improve our competitive position compared to the catheter-based technology:

•        the Bravo system offers a convenient catheter-free alternative that has been shown to be better tolerated and possess a more favorable side-effect profile than the catheter-based procedure;

•        the Bravo system allows physicians to record up to 48 hours of pH data, providing a more comprehensive disease profile and potential improvement for patient care;

•        we intend to use our sizable field sales force and broad customer base to market and sell the Bravo system in comparison to the limited marketing and sale resources  utilized by Medtronic prior to our acquisition of this business and we expect this will increase our market share compared to that achieved during the last few years Medtronic marketed and supported the Bravo system with limited resources, primarily through telemarketing; and

•        we believe current trends in reimbursement will make the Bravo system more cost effective to use than the catheter-based technology.

Customers and customer concentration

          We market and sell our products through a direct sales force in the United States, Germany, France, Australia and Israel. We rely on third-party distributors in international markets outside these countries. We sell our products primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2008, we derived $30.8 million, or 24.6%, of our revenues from sales to local distributors, compared to $24.7 million, or 21.8% in 2007. Our direct sales revenues are derived from a large number of individual customers and have higher gross margins. In 2008, no single direct sales customer accounted for more than 0.3% of our revenues and no single distributor accounted for more than 3.2% of our revenues, except sales to Suzuken, which had exclusive distribution rights in Japan during 2008 and accounted for 4.6 % of our revenues. It is our policy to require collateral or security in connection with sales to distributors. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

Cost of revenues and gross margins

          Cost of revenues consists primarily of materials and components, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff assembling our products, warranty costs and product liability insurance. In December 2007, we made an early repayment of all our outstanding royalty obligation and accrued interest to the Office of the Chief Scientist in Israel, or OCS. The repayment resulted in a charge of $4.8 million to cost of revenues in 2007.

          The principal factors affecting our gross margins are related to the volume of sales of our disposable products, such as the PillCam capsules and Bravo capsules, the sale prices, the product mix (namely, the proportion of our revenues derived from sales of capital equipment, as compared to sales of capsules), as well as the percentage of our sales made as direct sales. In general, our gross margins from capsule sales are higher than our average gross margins from sales of capital equipment, such as workstations and data recorders. A primary reason for the lower gross margins is that from time to time, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment, or replace older equipment of many customers with newer versions of our capital equipment, at a reduced price or at no charge. In addition, our gross margins in territories in which we use our direct sales force are generally higher than our gross margins in territories in which we market and sell our products through third-party distributors. In the future, our gross margins may also be negatively impacted by the emergence of direct competition in the field of capsule endoscopy.

Our average gross margins over the last three fiscal years were 74%.  Our anticipated gross margins in 2009 are expected to be lower than the average gross margins in previous years due to the negative impact of the Bravo product on our gross margins.  Gross margins are expected to improve and return closer to historical levels once we complete the integration of the Bravo product into our business and the transition of the Bravo manufacturing line to Israel, which we expect to occur in late 2009.

Operating expenses

          Research and development. Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of, and enhancements to, our products, clinical studies and obtaining regulatory approvals, patent costs, sponsored research costs and other expenses related to our product development and research program. We expense our research and development costs as they are incurred. “Research and development expenses, net” are net of grants received from the Israeli Government through the OCS. We plan to continue investing in research and development, as we enhance the Given System and the recently acquired Bravo business, pursue the development of new products and perform more clinical trials to drive continued expansion of reimbursement for our products worldwide.

          Sales and marketing. Our sales and marketing expenses consist primarily of salaries, commissions to our sales force, travel and related costs for our internal sales staff and costs related to marketing activities such as medical meetings, medical training and education, trade shows, and promotional and public relations activities, as well as costs associated with development of our website. We expect that our selling and marketing expenses will increase gradually in the future as we increase sales of our products, further expand our sales and marketing team, expand our educational activities and expand our promotional efforts.

From November 2004 until December 31, 2007, our marketing expenses included commissions we paid Ethicon under our exclusive sales representation, co-promotion and cooperation agreement for the marketing of the PillCam ESO capsule. Under this agreement, we paid Ethicon commissions on sales in the United States at a rate of 50% on the sale of the PillCam ESO capsule and 10% on sales of capital equipment parts of the Given System, including workstations and data recorders, to customers that use the PillCam ESO capsule. Under the terms of the agreement, as of December 31, 2007, we received from Ethicon milestone payments totaling $25 million. We have recorded these milestone payments as a reduction of commission expenses and recognize them ratably over the term of the agreement. Our agreement with Ethicon was terminated in January 2008. Ethicon has paid us $7.6 million in fees associated with the termination of the agreement. In addition, Ethicon has paid us $1.2 million to continue to fund clinical trial activities in 2008 relating to the PillCam ESO capsule. As a result of the early termination of our agreement with Ethicon, we accelerated the effect of the milestone payments we had received from Ethicon prior to the termination and recorded an additional credit to operating expenses of approximately $23 million in the fourth quarter of 2007. We recorded an additional credit to operating expenses of approximately $5.4 million as a result of this early termination during the first quarter of 2008. These credits have resulted in increases to our net income in similar amounts.

          General and administrative. Our general and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, insurance premiums, and legal, accounting and consulting expenses. Our general and administrative expenses in 2007 and 2008 were at a relatively high level compared to prior periods, primarily as a result of legal expenses associated with our patent litigation in the United States with Olympus, which we settled in June 2008. The proceeds of approximately $2.3 million we received from this settlement were recorded as a credit to our general and administration expenses in the second quarter of 2008.

          Equity-based compensation. Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Under Financial Accounting Standard, SFAS 123(R), we recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees using the modified prospective method for the valuation of our equity-based compensation.  The application of FAS 123(R) has a material impact on our earnings per share. In 2008, we recognized $6.9 million in equity-related compensation expense, compared to $5.7 million of equity-related compensation expense in 2007.  We expect to continue our practice of granting stock options and other equity awards to our directors, officers, employees and consultants. The resulting compensation expenses in 2009 will be impacted by various factors, including the number of options we grant and their fair value at the date of grant.

          Financial income, net. Financial income, net consists primarily of interest earned on our cash balances, income from marketable securities and foreign exchange gains or losses, net of financing expenses. Financing expenses consist primarily of bank fees.

          Taxes. In 2008, Israeli companies were generally subject to income tax at the corporate tax rate of 27%. This tax rate is expected to be gradually reduced to a rate of 25% by 2010. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in “Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

          As of December 31, 2008, we have recorded a net deferred tax asset of $1.2 million. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The deferred tax asset represents our assessment of accumulated losses that could be carried forward to future years to reduce taxable income in those future years. We consider projected future taxable income and tax planning strategies in making this assessment. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. The deferred tax asset may be realized over time, depending upon the generation of future taxable income during the periods in which those accumulated losses become deductible.

          Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Based upon our projections for future taxable income of our subsidiaries over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of these deferred tax assets. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.  Significant management judgment is also required in determining our tax liability under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” which we adopted on January 1, 2007.

          Minority share in losses (profits) of subsidiary. Minority share in losses (profits) of subsidiary consists of the losses (profits) attributed to the 44% interest of minority shareholders in our 56% controlled Japanese subsidiary, Given Imaging K.K.

Critical Accounting Policies

          Our significant accounting policies are more fully described in Note 1 of the notes to our consolidated financial statements. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in the second quarter of 2001. Our critical accounting policies include:

•
Revenue recognition. We recognize revenues from sales of our products upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. In any case, revenues are not recognized for an initial sale of a system until all equipment has been delivered so that the customer may use and operate the system as a whole for its intended purpose.  Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize revenue based on the term of the support period, which is generally a one-year period following the sale. The fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the standard warranty period for our products.

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

•
Foreign currency translation. In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in our financial statements and the financial statements of our subsidiaries into U.S. dollars. Under the relevant accounting guidance the treatment of any gains or losses resulting from this translation is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary’s operations must also be considered. If any subsidiary’s functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary’s financial statements into U.S. dollars would be included as other comprehensive income. However, if the functional currency of a subsidiary is deemed to be the U.S. dollar, then any gain or loss associated with the translation of that subsidiary’s financial statements would be included within statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for us and each of our subsidiaries. All translations gains and losses derived from transactions in currencies other than the U.S. dollar are recorded in our statement of operations and are included in determining our net income. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any foreign currency gains or losses would not affect our net income for the year presented.

•
Accounting for income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposures and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a net deferred tax asset of $1.2 million as of December 31, 2008. Based upon our projections for future taxable income in our U.S. subsidiary over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the unreserved benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Effective January 1, 2007, we adopted the provision of FASB Interpretation No. 48, “Accounting for Uncertainties in Income Taxes” which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. We performed our evaluation mainly in respect of tax years that may still be subject to, or are currently under examination by local tax authorities in some tax jurisdictions.

•
Accounting for Equity Awards. Effective January 1, 2006, we adopted SFAS No. 123(R), which supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. In 2008, we recognized equity-based compensation expense under SFAS 123(R) in the amount of $6.9 million. Compensation costs recognized in 2008 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2008. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

Accounting for Business Combinations. In preparing our 2008 consolidated financial statements we had to evaluate the accounting for the Bravo pH monitoring business acquisition. The acquisition was accounted for by the purchase method. The results of operations of the Bravo business were included in the consolidated financial statements of the Company commencing December 2008. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired according to a valuation performed by a third party. Identifiable intangible assets, including purchased in-process research and development, were valued utilizing a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed. The purchase price allocated to patents of the existing core technology, customer relationships, trade names and trademarks is being amortized using the straight line method over a period of 8 years to 20 years, which approximate their expected useful lives. These definite life intangible assets will be evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use were charged to In-process research and development acquired in a Business Combination in operating expense at the acquisition date. Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business acquired in December 2008 over the fair value of net assets as of the date of the acquisition. Goodwill is not amortized but rather tested for impairment at least annually.

Results of Operations

          Our consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 are set forth below:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Statements of Operations Data:
Revenues	$95,029	$112,868	$125,108
Cost of revenues	(24,154)	(29,721)	(33,001)
Early repayment of royalty bearing government grants	—	(4,843)	—
Gross profit	70,875	78,304	92,107
Operating expenses:
Research and development, gross	(12,678)	(12,847)	(15,126
In-process research and development acquired in a business combination	—	—	(4,700)
Royalty-bearing government grants	1,867	1,242	1,530
Research and development, net	(10,811)	(11,605)	(18,296)
Sales and marketing	(50,732)	(55,446)	(60,902)
General and administrative	(16,027)	(20,981)	(19,320)
Termination of marketing agreement	—	22,860	5,443
Other	—	(422)	(867)
Total operating expenses	(77,570)	(65,594)	(93,942)
Operating profit (loss)	(6,695)	12,710	(1,835)
Financial income, net	3,980	5,520	4,004
Profit (loss) before taxes on income and minority interest	(2,715)	18,230	2,169
Income tax benefit (expense)	(127)	(4,548)	(250)
Profit (loss) before minority share	(2,842)	13,682	1,919
Minority share in losses of subsidiary	1,334	1,503	2,087
Net profit (loss)	$(1,508)	$15,185	$4,006

          Our historical operating results as a percentage of net revenues for the years ended December 31, 2006, 2007 and 2008 are set forth below:

	Year ended December 31,
	2006		2007	2008
Statements of Operations Data:
Revenues	100%		100%	100%
Cost of revenues	25.4		26.3	26.4
Early repayment of royalty bearing government grant	—		4.3	—
Gross profit	74.6		69.4	73.6
Operating expenses:
Research and development, gross	(13.3)		(11.4)	(12.1)
In-process research and development acquired in a business combination	—		—	(3.7)
Royalty-bearing government grants	2.0		1.1	1.2
Research and development, net	(11.3)		(10.3)	(14.6)
Sales and marketing	(53.4)		(49.1)	(48.7)
General and administrative	(16.9)		(18.6)	(15.4)
Termination of marketing agreement	—		20.2	4.3
Other	—		(0.4)	(0.7)
Total operating expenses	(81.6)		(58.2)	(75.1)
Operating profit (loss)	(7.0)		11.2	(1.5)
Financial income, net	4.2		4.9	3.2
Profit (loss) before taxes on income and minority share	(2.8)		16.1	1.7
Income tax benefit (expense)	(0.1)		(4.0)	(0.2)
Profit (loss) before minority share	(2.9)		12.1	1.5
Minority share in losses of subsidiary	1.4		1.3	1.7
Net profit (loss)	(1.5	) %	13.4%	3.2%

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Revenues. Revenues increased by $12.2 million, or 10.8%, to $125.1 million in 2008, compared to $112.8 million in 2007.  This increase was primarily due to an increase of $12.4 million, or 13.7%, in sales of our PillCam SB capsule, an increase of $0.4 million, or 0.3%, in sales of our PillCam COLON capsule and an increase of $0.2 million in sales of our PillCam ESO capsule. In addition, sales of the Bravo pH monitoring system contributed approximately $0.8 million to our revenues in 2008.  Approximately $9.5 million of the $12.2 million increase in revenues was attributable to increases in the volume of products and services sold and approximately $3.9 million was attributable to the effect of changes in exchange rates, which were partially offset by a decrease of approximately $1.3 million resulting from a decrease in the sales price of our products.

          Cost of revenues and gross margins. Cost of revenues increased to $33.0 million in 2008, compared to $29.7 million in 2007. Gross margins were 73.6% in 2008, compared to 69.4% in 2007. However, gross margins in 2007 included the impact of a one-time charge of $4.8 million related to the early repayment of royalty bearing participation to the Office of the Chief Scientist in Israel.  Excluding the effect of this one-time charge, gross margins in 2007 were 73.7%.

          Research and development. Gross research and development expenses, excluding a one-time write-off of $4.7 million of in-process research and development related to the Bravo acquisition, were $15.1 million, compared to $12.8 million in 2007. Including this one-time charge, gross research and development expenses were $19.8 million in 2008.  The increase in research and development expenses is due to an increase of $1.4 million in labor expenses, an increase of $1.0 million in research and development projects, an increase of $0.2 in maintenance of patents and an increase in other expenses of $0.7 million. These increases were offset by a $1.0 million lower investment in clinical trials, resulting primarily from the decision of the FDA not to clear our PillCam COLON for marketing in the United States.

          Research and development expenses, net of government grants, totaled $13.6 million in 2008, excluding the one-time charge mentioned above relating to the acquisition of Bravo, compared to $11.6 million in 2007. Government grants totaling $1.5 million were received in 2008, compared to $1.2 million received in 2007. In both years, the grants were received for new products under development.

          Sales and marketing. Sales and marketing expenses increased by $5.5 million, or 9.8%, to $60.9 million in 2008 from $55.4 million in 2007. This increase consisted primarily of an increase of $5.1 million in employment-related expenses due to the increased number of sales and marketing employees, partially offset by a decrease of $1.2 million in commissions to our sales representatives. In addition, this increase is attributable to the impact of currency fluctuations and various other expenses.

          General and administrative. General and administrative expenses decreased by $1.7 million, or 7.9%, to $19.3 million in 2008 from $21 million in 2007. This decrease was primarily due to $2.3 million received from the settlement of the patent litigation with Olympus and an additional reduction of $2.0 million in litigation expenses.  These decreases were offset by an increase in stock-option compensation expenses of $1.5 million and an increase in consulting and professional fees and IT expenses of $0.7 million.

          Financial income, net. Financial income, net, decreased by $1.5 million to $4.0 million in 2008 from $5.5 million in 2007. The decrease was due mainly to lower interest rates, and losses recorded as a result of sales of certain marketable securities.

          Taxes on income. We had a tax expense of $0.3 million in 2008, compared to a tax expense of $4.5 million in 2007. Tax expenses in 2007 included a $3.0 million tax expense resulting from the termination of our agreement with Ethicon.

          Minority share in losses of subsidiary. Minority share in losses of a subsidiary, Given Imaging K.K., was $2.1 million in 2008, compared to $1.5 million in 2007. Given Imaging K.K. started marketing activities in Japan in April 2007, after our PillCam SB capsule was cleared for marketing in Japan.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

          Revenues. Revenues increased by $17.8 million, or 18.8%, to $112.8 million in 2007 from $95.0 million in 2006. This increase was primarily due to an increase of $14.3 million, or 18.7%, in sales of our PillCam SB, an increase of $1.2 million, or 8.3%, in revenues from sales of capital equipment, namely workstation and data recorder, an increase of $1.6 million in revenues from service contracts and individual parts, and revenues of $1.1 million from sales of our PillCam COLON capsule. Approximately 85% of the $17.8 million increase in revenues was attributable to increases in the volume of products and services sold, approximately 5% was attributable to a higher average selling price of some of our products and approximately 10% was attributable to the impact of currency fluctuation. This increase in revenues was partially offset by a decrease of $0.4 million in revenues from our PillCam ESO capsules. The increase in revenues from capital equipment sales is attributable primarily to initial sales of the Given System in Japan following receipt of regulatory clearance in Japan.

          Cost of revenues and gross margins. Cost of revenues, excluding a charge related to the early repayment of royalty bearing participation to the Office of the Chief Scientist in Israel, or OCS, increased to $29.7 million in 2007, compared to $24.2 million in 2006. Gross margins, excluding the effect of the payment to the OCS, were 73.7%, compared to 74.6% in 2006. The decrease in gross margins was mainly due to discounts on workstations sold. Gross margins, including the effect of the charge resulted from the early repayment to OCS, were 69.4%.

          Research and development. Gross research and development expenses were $12.8 million, similar to 2006. Labor expenses increased by $0.8 million compared to 2006. Labor expenses in 2007 included $0.4 million of stock-option compensation expenses, compared to $0.6 million in 2006. Expenses related to quality assurance, maintenance of patents and other general expenses relating to research and development projects increased by $0.6 million. These increases were offset by a decrease of $1.1 million in R&D projects and a decrease of $0.3 million in clinical trials.

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

          Financial income, net. Financial income, net, increased by $1.5 million to $5.5 million in 2007 from $4.0 million in 2006. The increase was due mainly to exchange rate gains.

          Taxes on income. We had a tax expense of $4.5 million in 2007 compared to a tax expense of $0.1 million in 2006. The increase in tax expense is mainly due to income resulting from the termination of our agreement with Ethicon ($3.0 million) and from taxes on increased profitability of our U.S subsidiary.

          Minority share in losses of subsidiary. Minority share in losses of a subsidiary, Given Imaging K.K., was $1.5 million in 2007, compared to $1.3 million in 2006. Given Imaging K.K. started marketing activities in Japan in April 2007, after our PillCam SB capsule was cleared for marketing in Japan.

Impact of Currency Fluctuations

          Our sales to our customers in 2008 were denominated 63% in U.S. dollars, 28% in Euros, 5% in Japanese Yen and 4% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. In 2008, 29% of our expenses, principally salaries and related personnel expenses, were denominated in Shekels, and we expect this level of Shekel expenses to continue for the foreseeable future. During 2008, the U.S. dollar weakened against the Shekel by 1.1%. In addition, 48% of our expenses were denominated in U.S. dollars, 15% were denominated in Euros, 29% were denominated in Shekels and 8.0% were denominated in Yen or other currencies. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In addition, as of December 31, 2008, 42% of our cash and cash equivalents were denominated in currencies other than U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among U.S. dollar, Yen, Shekel, Australian dollar and Euro. In 2008, we have used different hedging tools in order to minimize the effect of currency fluctuations on our income and were generally able to neutralize the impact of exchange rate fluctuations on our financial results. If we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

B.      LIQUIDITY AND CAPITAL RESOURCES

From our inception through December 31, 2008, we raised a total of $152 million through public and private sales of our equity securities. As of December 31, 2008, we had a cash balance of approximately $90.3 million, consisting of $31.7 million in cash and cash equivalents, $30.1 million invested in marketable securities and $28.5 million in short term investments. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $85.2 million.

On March 11, 2009, we paid a cash dividend of $0.54 per share, or a total of approximately $16 million. Following a request by our affiliated shareholders (48.5% ownership) to consider a potential cash dividend, our board of directors reviewed our current and projected liquidity, our anticipated operating performance, and our growth strategies, and concluded that a cash dividend in excess of our expected cash requirements was appropriate.  This was a special dividend and we currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, legal restrictions, financial condition and future prospects and other factors the board of directors may deem relevant.

In 2008, we invested $4.1 million in our Japanese subsidiary, Given Imaging K.K., to finance its operations.  One of the other existing shareholders also invested $1.1 million.  As a result of this investment, we have increased our ownership of this subsidiary from 51% to 56%.  We expect that during 2009 we will have to make another investment of approximately three to five million dollars to finance the operations of our Japanese subsidiary until it starts generating sufficient cash to finance its own operations. Such additional investment will be made out of our cash resources.

We have no borrowings or loans.  We believe that our cash reserves and expected cash from operations will be sufficient to meet our present working capital requirements. We do not rely on cash transfers from our subsidiaries to fund our operations.  Distributions, loans and advances from our subsidiaries may be prohibited or restricted by tax regimes and statutory or contractual restrictions.

          The following table sets forth the components of our cash flows for the periods indicated:

	2006	2007	2008
	(in thousands)
Net cash provided by operating activities	$2,861	$11,375	$9,478
Net cash used in investing activities	(30,757)	(23,958)	(17,334)
Net cash provided by financing activities	6,795	4,936	2,420
Effect of exchange rate changes on cash	255	240	30
Decrease in cash and cash equivalents	$(20,846)	$(7,407)	$(5,406)

Net cash provided by operating activities was $9.5 million in 2008, compared to $11.4 million in 2007 and $2.9 million in 2006. The decrease in net cash from operating activities in 2008 compared to 2007 resulted primarily from a decrease in net income of $11.2 million, an increase of $5.1 million in marketable securities, an increase of $5.2 million in inventories and a decrease of $11.9 million in accounts payable, offset by a decrease of $20.6 million in trade and non-trade accounts receivable and an increase of $7.0 million in deferred income, as well as the acquisition of $4.7 million of in-process research and development as part of the acquisition of the Bravo pH monitoring business from Medtronic. The increase in net cash from operating activities in 2007 compared to 2006 resulted primarily from an increase in net income of $16.7 million, a decrease of $10.1 million in marketable securities, a decrease of $4.4 million in inventories and an increase of $8.0 million in accounts payable, offset by an increase of $17.5 million in trade and non-trade accounts receivable and a decrease of $13.7 million in deferred income.

          Net cash used in investing activities was $17.3 million in 2008, compared to $24.0 million in 2007 and $30.8 million in 2006. Investing activities in 2008 consisted primarily of investment of $6.3 million in fixed assets and an investment of $16.7 million in a business combination, namely the Bravo acquisition, offset by net proceeds from sales of marketable securities of $5.7 million. Our investments in fixed assets in 2008 consisted primarily of investments of $2.0 million in manufacturing machinery and equipment, $2.4 million in computer hardware and software, and $1.1 million in patents. Investing activities in 2007 consisted primarily of investment of $5.8 million in fixed assets and an investment of $17.8 million in marketable securities, net of proceeds from sales of such securities. Our investments in fixed assets in 2007 consisted primarily of investments of $2.7 million in manufacturing machinery and equipment, $1.3 million in computer hardware and software, and $1.1 million in patents. Investment activities in 2006 consisted primarily of investing $24.9 million in marketable securities and $5.9 million in fixed assets and the capitalization of costs associated with our patents and trademarks. Our investments in fixed assets in 2006 consisted primarily of $1.9 million in machinery and equipment, $0.5 million in new real property leases on our facilities, $1.3 million in computers and software, $0.4 million in office furniture and equipment and $1.2 million in patents. We expect to continue investing significant amounts in 2009 in order to support our growth plans.

          Net cash provided by financing activities was $2.4 million in 2008, compared to $4.9 million in 2007 and $6.8 million in 2006. In 2008, net cash provided by financing activities consisted primarily of $2.3 million, representing a minority investment in our Japanese subsidiary, Given Imaging K.K.  In 2007, net cash provided by financing activities consisted primarily of proceeds of $4.3 million received from the exercise of employee stock options. In 2006, net cash provided by financing activities consisted primarily of proceeds of $2.0 million received from the exercise of employee stock options and $4.8 million representing a minority investment in our Japanese subsidiary, Given Imaging K.K.

Market Risk

          As of December 31, 2008, we had $31.7 million in cash and cash equivalents, which were invested in bank accounts and deposits with maturities of three months or less deposited with a number of highly-rated banks inside and outside of Israel. In addition, as of December 31, 2008, we had $30.1 million invested in marketable securities and $28.5 million in short term investments. We invest these additional amounts in longer-term financial instruments in order to seek to achieve a higher yield. Approximately two-thirds of these cash balances were invested in securities issued by the United States government or its agencies and in AAA-rated money market funds. The remainder was held in corporate bonds and commercial paper that were highly-rated by rating agencies at the time of investment. All investments are made in compliance with investment policies and authorization rights approved by the audit committee of our board of directors, are focused on the preservation of capital and are monitored periodically by our audit committee.

Our cash and investments are subject to general credit, counterparty, liquidity, market and interest rate risks, which were exacerbated by the dislocation that has recently affected the financial markets and global economy and caused credit and liquidity issues for a number of reputable financial institutions.

During the first quarter of 2008, in light of the turmoil in the global financial markets, we transferred all of our “held-to-maturity” securities in the amount of $44.3 million into the “available-for-sale” category. This transfer generated an accumulated other comprehensive loss of $0.4 million. In addition, we reduced the relative proportion of corporate bonds in our financial investments, and increased the relative proportion of government bonds. As a result of these actions, we have reduced our risk of principal loss while at the same time reduced our expected interest income (to the extent the interest rates remain at their current low level).

Market acceptance of our products in the United States and other countries is dependent upon the medical equipment purchasing and procurement practices of our customers, patient demand for our products and procedures and the reimbursement of patient’s medical expenses by third-party payors, including government healthcare programs. The current uncertainty surrounding world financial markets may result in the purchasers of medical equipment decreasing their medical equipment purchasing and procurement activities. In addition, tightening in world credit markets may result in our customers having increased difficulty securing the financing necessary to purchase our products which may result in decreased sales. The financial condition of our customers may deteriorate and our ability to collect payments due to us may be adversely affected. Widespread economic uncertainty may also result in cost-conscious patients making fewer trips to their physicians and specialists, which could result in reduced demand for our products and procedures. Furthermore, third-party payors, including governments, around the world facing tightening budgets could move to further reduce their offered reimbursement rates or countries may adopt healthcare reforms to reduce healthcare spending. If the current economic condition results in the occurrence of any of these events, our liquidity and financial results may be materially and adversely affected.

For more information about market risks, see Item 3 – “Risk Factors,” Item 5 – “Operating and Financial Review and Prospects – Impact of Currency Fluctuations” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risks.”

Corporate Tax

          Israeli companies were generally subject to income tax at the corporate rate of 27% in 2008. This tax rate was reduced to 26% in 2009 and is expected to be at a rate of 25% in 2010. As of December 31, 2008, our net operating loss carry-forwards for Israeli tax purposes amounted to $4.4 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.

          In addition, our investment program in equipment and leasehold improvements at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise program will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received approved enterprise status for investments beginning in 1999. According to a recent reform to the Investment Law, we are permitted to claim tax benefits in respect of future investments retroactively on our corporate tax returns instead of filing an application for tax benefits in advance with the Investment Center, the administrator of the Investment Law, and without prior approval and without submitting any reports to the Investment Center. Audits of any claim for tax benefits will take place by the Israeli income tax authority as part of the general tax audits it may perform from time to time. There can be no assurance that we will receive approvals in the future for approved enterprise status or that tax benefits for approved investments will continue at current levels or at all.

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

          As of December 31, 2008, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $29.3 million. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

          Until the end of 2007, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry, Trade and Labor. Over the years, we have received grants totaling $7.5 million from the Office of the Chief Scientist.

Under Israeli law, royalties on the revenues derived from sales of products developed using these OCS grants are payable to the Israeli government, generally at the rate of 3.0% during the first three years of sales and 3.5% beginning with the fourth year. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus interest equal to the 12-month London Interbank Offered Rate, or LIBOR, applicable to dollar deposits, which is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues.

In light of our available cash position, in December 2007, we paid all of our outstanding royalty obligation and accrued interest of approximately $4.8 million to the Office of the Chief Scientist. This payment resulted in a one-time charge of approximately $4.8 million to our statement of operations in the fourth quarter of 2007.  As a result of this payment, we have no further outstanding royalty obligations to the Office of the Chief Scientist in Israel.

While to date we have paid all of our royalty obligations resulting from these grants, the terms of the Chief Scientist grants are perpetual and prohibit us from manufacturing products developed using such grants, and limit the transfer of related know-how, outside of Israel without special approvals and possibly special payments to the OCS. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel. If we fail to comply with any of the conditions imposed by the OCS, we may be required to pay additional royalties to the OCS or be subject to criminal charges.

In particular, any change of control requires a prior written notice to the OCS and any change of control that would make a non-Israeli citizen or resident an “interested party” requires the prior approval of the OCS.

We continue to be involved in non-royalty bearing government-funded research programs inside and outside of Israel. One example is our leadership of a European consortium that will develop an integrated imaging and bio-sensing system to screen for cancer of the gastrointestinal tract. This “Nano-based capsule-Endoscopy with Molecular Imaging and Optical biopsy,” or NEMO project, began in December 2006 and is partially funded by the European Commission. In addition to Given Imaging, this consortium includes other European companies and institutions. The objective of the NEMO project is to increase patient compliance with currently recommended screening guidelines by developing an advanced cancer screening system that is patient-friendly, highly-sensitive and specific for early detection of cancer. To achieve this, NEMO will attempt to integrate optical technologies with Nano-technologies, bio-sensing and maneuvering technologies to create a unique capsule endoscope capable of secretion analysis and the detection of marked and deep tissue disorders. We believe that the combination of the image and molecular analysis to mark the tumor may provide a novel and effective medical device for mass screening of gastrointestinal cancer.

We also lead a consortium of Israeli companies, academic and healthcare institutions that is partially funded by the OCS.  The goal of this Israeli consortium is to develop new technologies based on light that could be used for medical and biological applications particularly relevant to diagnosis and therapy of diseases of the gastrointestinal tract.  This consortium began its work in late 2007 and is expected to last between three to five years.

C.      RESEARCH AND DEVELOPMENT

          Our gross research and development expenditures were $15.1 million for the year ended December 31, 2008, $12.8 million for the year ended December 31, 2007 and $12.7 million for the year ended December 31, 2006. Our research and development activities are conducted by our research and development and regulatory affairs staff primarily at our headquarters in Israel. Our research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in the colon, improvements to our existing products and new technologies for future expansion of our product offering. In particular, during 2008, we advanced the development of a new version of the PillCam COLON capsule, which we refer to as PillCam COLON 2. During 2009, we intend to continue the development of PillCam COLON 2 and allocate research and development resources to the development of new software for the Bravo product. We view our innovation and focus on capsule endoscopy technology as an important competitive advantage and intend to continue our focus on research and development activities.

D.      TREND INFORMATION

          See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E.       OFF-BALANCE SHEET ARRANGEMENTS

  None.

F.       CONTRACTUAL OBLIGATIONS

          The following table of our material contractual obligations as of December 31, 2008, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual obligations	Total	2009	2010	2011	2012	2013	Later Years
	(in thousands)
Capital Leases(1)	$589	$149	$149	$149	$116	$26	$—
Operating Leases(2)	17,296	3,989	3,261	2,628	2,167	2,107	3,144
Purchasing Obligations (3)	30,419	19,169	375	750	1,000	1,000	8,125
Tax Contingency Reserve(4)	3,041	3,041	—	—	—	—	—
Total	$51,345	$26,348	$3,785	$3,527	$3,283	$3,133	$11,269

(1)	Consists of capital leases for motor vehicles.

(2)	Consists of operating leases for office and manufacturing space and motor vehicles.

(3)	Consists of contractual obligations related to the acquisition of Bravo and obligations to third-party vendors and suppliers

(4)	Tax contingency resulting from the termination of our agreement with Ethicon.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

          Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position

Executive Officers:
Nachum (Homi) Shamir	55	President, Chief Executive Officer and Director
Kevin Rubey	51	Chief Operations Officer
Yuval Yanai	56	Chief Financial Officer
Christopher Rowland*	47	President, Americas
Kazem Samandari	58	President, Asia-Pacific/Japan
Manfred Gehrtz	58	President, EMEA
Ori Braun	52	Senior Vice President, Business Development
Keith Chrzanowski	48	Senior Vice President, Global Human Resources
Israel Raz	60	Senior Vice President, Chief Marketing Officer
David Mason	62	Senior Vice President, Chief Medical Officer

Directors:
Nachum (Homi) Shamir	55	President, Chief Executive Officer and Director
Israel Makov (1)	69	Chairman of the Board of Directors
Doron Birger(2)	57	Director
James M. Cornelius (1)(2)(3)(4)	65	Director
Michael Grobstein (1)(2)(3)(4)	66	Director
Dennert O. Ware (3)	67	Director
Arie Mientkavich	66	Director
Prof. Anat Loewenstein	49	Director

*	Mr. Rowland left the Company in March 2009.

(1)	Member of our executive committee.

(2)	Member of our compensation and nominating committee.

(3)	Member of our audit committee.

(4)	Outside director under the Israeli Companies Law.

           Nachum (Homi) Shamir has served as our President and Chief Executive Officer and a director since April 9, 2006. Prior to joining us, Mr. Shamir served as Corporate Vice President of Eastman Kodak Company and as the President of Eastman Kodak’s Transaction and Industrial Solutions Group, which includes several business units, including Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing Inc.) of which Mr. Shamir was President and Chief Executive Officer. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., a Singapore-based company, from its incorporation in 1994. From 1993 until 1994 he was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a B.Sc from the Hebrew University of Jerusalem and an M.P.A. from Harvard University.

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

          Yuval Yanai has served as our Chief Financial Officer since September 1, 2005. From October 2000 through August 2005, he served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Prior to that, from April 1998 to September 2000 he served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and from 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the manufacturing of medical imaging devices that was acquired by larger companies in this field. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Previously, Mr. Yanai served as a director of Makteshim-Agan Industries Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group and Telrad Networks Ltd. Mr. Yanai holds a B.Sc. in Accounting and Economics from the Tel-Aviv University.

         Christopher Rowland served as President of our Americas region from May 2006 until March 2009, when his employment with us ended. He joined us in February 2006 as our Senior Vice President of Business Development and Corporate Strategy. Prior to that, Mr. Rowland worked for 17 years at Boston Scientific Corporation, a medical device company, in various sales, marketing and general management positions across all Boston Scientific divisions and in several countries. Most recently he was Vice President of Marketing for the Endovations division of Boston Scientific, where he had responsibility for all marketing, product development and product launch activities in the gastrointestinal field. Prior to that, from 1985 until 1989, Mr. Rowland worked for Xerox Corporation in various sales positions. Mr. Rowland has a B. Sc. in Marketing from Southern Illinois University.

Kazem Samandari has served as the President of our Asia-Pacific/Japan Region since July 2007. Prior to joining us, from 2004 to 2007, Mr. Samandari was Executive Vice President Global Sales & Marketing at Eastman Kodak, Inkjet Printing Solutions. From 1994 to 2004, Mr. Samandari held several positions at Scitex Digital Printing, including Vice President, Asia Pacific & Japan between 2001 and 2004, and was in charge of the commercial, technical & legal aspects of the activities in the region. From 1986 to 1994, Mr. Samandari served as Managing Director of GMC Digital Systems, a high-tech start-up company founded in 1984, which was a pioneer in the field of high speed, high performance, digital printing equipment. Mr. Samandari holds an M.S. degree in electrical & electronics engineering and a Ph.D. in technical sciences and industrial economy from the Swiss Federal Institute of Technology.

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

          Ori Braun has served as Senior Vice President - Business Development since October 2006. Prior to joining us, Mr. Braun served as President of Valor Inc., a leader in productivity increasing engineering software solutions to the PCB design, fabrication and assembly industry. From 2004 to 2005, he served as President of LifeWatch Inc., a leading cardiac monitoring services company. From 1985 to 2004, he founded and held various executive positions, including as chief executive officer, at 3DV Systems Inc., a company developing and selling 3D camera technology, at Helios Software Engineering Ltd., a company in the business of simulation technology that was acquired by Cadence Design Systems Inc., and at Lansoft Computing Ltd. Between 1994 and 1996, Mr. Braun held the position of Vice President Business Development at RDC Rafael Development Corporation Ltd., or RDC, a large shareholder of Given Imaging, which is a holding company controlled by Discount Investment Corporation Ltd., or DIC, another significant shareholder of Given Imaging. Mr. Braun holds a B.Sc. in Mechanical Engineering from the Ben Gurion University in Beer Sheva, Israel.

Keith A. Chrzanowski has served as our Senior Vice President of Human Resources since January 1, 2008.  Prior to that, from January 2005 until December 2007, he was Director of Human Resources of our Americas region.  Prior to joining us, from July 2002 until January 2005, Mr. Chrzanowski was Senior Director/Vice President of Human Resources for McKesson Provider Technologies, a division of McKesson  specializing in delivering software to include automation and robotics, business process re-engineering, analytics, and other services that connect healthcare providers, physicians, third-party payors and patients across all care settings.  From July 2000 until July 2002, Mr. Chrzanowski was Vice President of Human Resources for Spherion’s Outsourcing Group which provided services to Fortune 500 customers.  From 1991 to 2000, Mr. Chrzanowski worked as a Human Resource Manager and Director of Human Resources for diagnostic and medical supply divisions which initially were a part of Baxter Healthcare and were later acquired by Cardinal Health in 1999.  Prior to joining Baxter, Mr. Chrzanowski worked for Schlumberger Industries in the United States and Canada as a Human Resources Manager from 1987 until 1991.  From 1983 until 1987 Mr. Chrzanowski held a variety of Human Resources positions in support of Beecham’s Consumer Products businesses.  Mr. Chrzanowski has a B.A. in Communications from Western Illinois University and an M.A. in Organizational Theory from Norwich University.

Israel Raz has served as our Senior Vice President and Chief Marketing Officer since April 2008. Prior to joining Given Imaging, Mr. Raz worked at GE Healthcare since 2001, where he served as a Global Product Manager for the Cardiovascular Ultrasound business, and then as the General Manager of Global Marketing for the Molecular Imaging business portfolio. Between 1986 and 2000, Mr. Raz worked at Bio-logic Systems Corp, a small medical device company, in several marketing positions leaving as the Director of Marketing. His industry tenure was preceded by academic teaching and post-doctoral research at Northwestern University. Mr. Raz holds a BA and MA in Audiology from Tel-Aviv University School of Medicine, a Ph.D. in Speech & Hearing Sciences from the University of Kansas, and an Executive MBA from The Kellogg Graduate School of Management, Northwestern University.

David Mason has served as our Senior Vice President and Chief Medical Officer since November 2008.  Prior to joining Given Imaging, Mr. Mason was the founding partner and Chief Medical Officer at Percept BioSciences. Prior to that, from 2003 until 2007, he was Vice President and Global Head of Inflammation at UCB Pharma.  From 2000 until the end of 2003, he was Senior Vice President of Clinical Research and Regulatory Affairs at AVI BioPharma and from 1994 until 2000 he was Vice President and Head of Medical Affairs at Elan Pharmaceuticals.  From 1985 until 1993, he held several senior roles at Somatogen, Lederle Laboratories and Ciba-Geigy.  Prior to becoming a business executive, Dr. Mason was in private practice of Internal Medicine in North Carolina and also was an Assistant Professor of Internal Medicine and Infectious Diseases at the University of Michigan Medical Center, where he did his postgraduate training.  Dr. Mason holds a BA in Chemistry from Willams College and an MD from Duke University School of Medicine. Dr. Mason is Board Certified in Internal Medicine.

Israel Makov has served as the Chairman of our board of directors since July 2007. Prior to joining us, he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007 and is currently serving as Advisor to the Board of Directors of Teva. Previously, he served as Teva’s Chief Operating Officer from January 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 until 1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993 until 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 until 1993 and Chairman of Axiom Ltd. from 1987 until 1991. Mr. Makov was also a director of Bank Hapoalim Ltd. from October 2002 until February 2006, a director of Ramot at Tel-Aviv University from 2001 until January 2006, and one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003. Mr. Makov has also served on the Board of Governors of the Technion – Israel Institute of Technology since 2006 and on the Board of Governors of the Weizmann Institute of Science since 2007.  He also serves as the President of the Friends of Schnieder Children’s Medical Center of Israel and also the Chairman of the Board of the Institute for Policy and Strategy at the Interdisciplinary Center, or IDC in Herzliya since 2008.  Mr. Makov holds a B.Sc. in Agriculture and M.Sc. in Economics from the Hebrew University Jerusalem.

Doron Birger has served as a director since June 2000. From August 2002 until July 2007, Mr. Birger was the Chairman of our board of directors. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries, Ltd., or Elron, since August 2002, President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of RDC and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors and communication. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

          James M. Cornelius has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Cornelius was elected Chief Executive Officer of Bristol-Myers Squibb Company, or BMS on April 30, 2007 and also became Chairman of BMS in February 2008. In addition, he serves as Chairman of the Board of Mead Johnson Nutrition, a subsidiary of BMS listed on the New York Stock Exchange. Prior to that, he served as interim Chief Executive Officer of BMS from September 12, 2006. He has been a member of the BMS Board since January 2005. From November 15, 2005 to April 21, 2006, Mr. Cornelius was Chairman of the Board and Chief Executive Officer of Guidant Corporation (a leading cardiac and vascular medical device company listed on the New York Stock Exchange), until the sale of Guidant to Boston Scientific Corporation. From 2000 until 2006, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, member of the Executive Committee, and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius holds a B.A. in accounting and an M.B.A. from Michigan State University.

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

        Arie Mientkavich has served as a director since July 2007. In addition, he has served as Chairman of the Board of Directors of Elron since January 2007 and in parallel as Chairman of the Boards of RDC and Clal Tourism Ltd. Mr. Mientkavich has also been a director of Medingo Ltd. since November 2007, Chairman of the Board of Directors of Gazit Globe (Development) Ltd. and Deputy Chairman of IDB Holding Corporation Ltd. since 2006 and Deputy Chairman of Gazit Globe Ltd. since 2005. Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987 and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority—the Israeli equivalent of the United States Securities and Exchange Commission. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance. Mr. Mientkavich holds degrees in Political Science and Law from the Hebrew University, Jerusalem and is a member of the Israeli Bar Association.

Dennert (Denny) O. Ware has served as a director since July 2007. Since April 2008, Mr. Ware has also been a director of Pelikan Technologies, Inc., a company developing products for the self monitoring blood glucose business.  Prior to joining our board of directors, he served as a Director, President and Chief Executive Officer of Kinetic Concepts, Inc., or KCI, from April 2000 to December 2006. Before joining KCI, he served as President and Chief Executive Officer of Boehringer Mannheim Corporation, a market leader in medical diagnostic equipment. He joined Boehringer in 1972 as Vice President of Technical Affairs of DePuy, the company’s Orthopedic Division. He later held senior management positions in the Diagnostic Division and became President and Chief Executive Officer of Boehringer Mannheim’s North American operations in 1997 a position he held until the acquisition of Boehringer Mannheim Group by Hoffman La Roche in 1998. After this acquisition, Mr. Ware continued on as President and Chief Executive Officer of Roche Diagnostics Corp until the end of 1999. Mr. Ware holds a BSChE degree from Purdue University and an M.B.A from Indiana University.

        Prof. Anat Loewenstein has served as a director since August 2005. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She has been the Director of the Department of Ophthalmology, Tel-Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel-Aviv University since September 2006, and a Professor at the Sackler School of Medicine since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss and serves as a consultant to Novartis and Allergan, Inc. She is a member of the IRB committee of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel-Aviv University.

B.      COMPENSATION

          The aggregate compensation paid by us and our subsidiaries to our directors and executive officers for the year ended December 31, 2008 was $10 million. This amount includes the fees we paid our directors and $4.8 million of stock based-compensation as described below and also includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

          In 2008, we granted our directors and executive officers a total of 718,000 options to purchase our ordinary shares, resulting in a compensation expense of $4.8 million. The total number of options granted includes a total of 138,000 options granted to our non-employee directors as part of their directors’ fee and 100,000 options granted to Mr. Shamir, our President and Chief Executive Officer. The exercise price of these options ranges between $7.35 and $23.25 with a weighted average exercise price of $15.84. Equity awards granted to executive officers typically vest ratably over a four-year period. Equity awards granted to non-employee directors typically vest after one year of continued service on the board of directors or a committee thereof. The exercise price of these options was equal to the fair market value of our ordinary shares on the date of grant. These options will expire five years from the date of grant.

          The regular fees for each non-employee director include a quarterly fee of $6,250 for their service on our board of directors, and a $1,500 fee for attending and participating in each meeting of the board of directors or any committee of the board of directors. The total amount of these payments in 2008 was $275,000. In addition, all of our directors were reimbursed for their expenses for each board of directors meeting attended. The directors’ fees for service by our directors, Doron Birger and Arie Mientkavich, are paid to Elron, where they serve as President and Chief Executive Officer and Chairman of the board of directors, respectively.

In addition, as part of their board service fee, our non-employee directors receive recurring annual grants of options to purchase our ordinary shares. Any non-employee chairperson of our board of directors and any committee thereof receives an annual grant of 11,000 options, any non-employee director receives an annual grant of 10,000 options for board service and any non-employee director serving on a committee of the board of directors receives an annual grant of 5,000 options for each committee on which such director is serving.  These grants are cumulative.

          Please see Item 7 - “Major Shareholders and Related Party Transactions—Agreements with Directors and Officers — Employment Agreements” for information regarding the employment agreements and compensation of Nachum Shamir, our President and Chief Executive Officer and Mr. Israel Makov, the Chairman of our board of directors.

C.      BOARD PRACTICE

Board of Directors and Officers

          Our articles of association provide that we may have up to 12 directors. Except for “outside directors” whose election is governed by the Israeli Companies Law as further described below, each of our directors is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of eight directors. Each director listed above will hold office until the next annual general meeting of our shareholders, except for our outside directors who were initially elected in December 2001 for a three-year term and are now serving their third three-year term, which will expire December 31, 2010. Other than Nachum Shamir, our President and Chief Executive Officer, and Mr. Israel Makov, our Chairman, none of our directors are our employees or are party to a service contract with us.

          A simple majority of our shareholders at a general meeting may remove any of our directors from office, except the outside directors nominated under the Israeli Companies Law, and elect directors in their stead or fill any vacancy, however created. In addition, vacancies on the board of directors, other than vacancies created by an outside director, may be filled by a vote of a majority of the directors then in office. Our board of directors may also appoint additional directors up to the maximum number permitted under our articles of association. A director so chosen or appointed will hold office until the next annual meeting of our shareholders. There are no family relationships among any of our directors and executive officers.

          Each of our executive officers serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. In 2008, we hired Mr. Israel Raz as Chief Marketing Officer, Mr. David Mason, as Chief Medical Officer and Rafi Nave, as Vice President of Research and Development. Mr. Rowland, who was President of our U.S. subsidiary, left his employment with us in March 2009.

          All of our executive officers have signed employment agreements.

Outside and Independent Directors

          Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange, including the Nasdaq Global Market, are required to appoint at least two outside directors. Outside directors are required to meet standards of independence set forth in the Israeli Companies Law. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director, or (2) the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company. The initial term of an outside director is three years. An outside director of a company whose shares are dually listed on an Israeli exchange and on a foreign exchange, including the Nasdaq Global Market, may be re-elected to one or more additional three-year terms, subject to the conditions described above for election of outside directors, if the audit committee and the board of directors have determined that these additional terms benefit the company in light of the outside director’s expertise and contribution to the company and the reasons for this determination have been presented to the shareholders prior to their approval of the re-election. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant and there are no other two serving outside directors, a company’s board of directors is required under the Israeli Companies Law to immediately call a shareholders’ meeting to appoint a new outside director. Our two outside directors are James Cornelius and Michael Grobstein. At our annual shareholders meeting in July 2007, after our audit committee and board of directors determined that re-election will benefit the company in light of their expertise and contribution to the company and the reasons for such determination were presented to the shareholders at the meeting, they were elected to a third term as outside directors, which will expire in December 2010.

          In addition, the Israeli Companies Law provides that every outside director appointed to the board of directors of an Israeli company must qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Israeli Companies Law, and that at least one outside director must qualify as a “financial and accounting expert.” We comply with these requirements. In addition, the Israeli Companies Law requires Israeli companies to determine how many directors, in addition to the outside directors, qualify as “financial and accounting experts” taking into account the nature of the company’s business, the complexity of the activities carried out by the company and the size of its board of directors. In February 2009, our board of directors determined that at least one of our directors will be a “financial and accounting expert,” in addition to the outside directors. Currently, Doron Birger qualifies as a “financial and accounting expert,” as defined in the applicable regulations.

Each committee of a company’s board of directors is required to include at least one outside director and our audit committee is required to include both of our outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

          In addition to the requirements of the Israeli Companies Law, we comply with the Nasdaq Global Market listing requirements, under which a majority of the members of our board of directors (including all members of our audit committee) are required to be independent, as that term is defined in the rules of the Nasdaq Global Market. Our board of directors has determined that all of our directors, except Messrs. Makov and Shamir, qualify as independent directors in accordance with the applicable rules.

Audit Committee

          Under the Israeli Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors. The audit committee may not include the chairman of the board of directors, a director employed by the company or who provides services to the company on a regular basis, or a controlling shareholder or a relative of a controlling shareholder. Under the Nasdaq Global Market listing requirements, we are required to have an audit committee consisting of at least three members, each of whom must be “independent,” as defined under the rules of the Nasdaq Global Market and the Securities Exchange Act of 1934 (the “Exchange Act”), and each must be able to read and understand fundamental financial statements. In addition, one member of the audit committee must have past employment experience in finance or accounting or other comparable experience which results in the individual’s financial sophistication. We believe that each of the current members of our audit committee, Michael Grobstein, James Cornelius and Dennert Ware, meets these independence and financial literacy requirements. In addition, the board of directors has determined that Mr. Grobstein has the requisite experience and is the financial expert serving on our audit committee.

          Under the Israeli Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, in consultation with the internal auditor or the company’s independent public accountants, and, if irregularities are found, suggest an appropriate course of action. In addition, it is the role of the audit committee to approve transactions with related parties and other corporate actions specified in the Israeli Companies Law. Under the Nasdaq Global Market listing requirements, our audit committee has adopted a charter setting forth its responsibilities. The audit committee’s charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountants, and is not obligated to conduct any independent investigation or verification. The charter also states that the audit committee is required to nominate the company’s independent public accountants, which the shareholders subsequently are required to approve.

Internal Auditor

          Under the Israeli Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an “interested party” or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An “interested party” is defined in the Israeli Companies Law as any person or entity holding 5% or more of the outstanding shares or the voting rights in the company, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. Our internal auditor is an employee of the Israeli member firm of Deloitte Touche Tohmatsu.

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

Executive Committee

          We have an executive committee, consisting of three directors: Michael Grobstein (Chairman), Israel Makov and James Cornelius. According to the committee’s charter:

•
the executive committee must comprise at least three directors and the majority of the committee’s members must qualify as “independent directors” under applicable law and the Nasdaq Global Market independent director requirements (and one member must qualify as an “outside director” under the Israeli Companies Law);

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

D.      EMPLOYEES

          The table below shows the number of employees in our primary markets as of December 31 of each of the years indicated:

	2006	2007	2008
Israel	199	232	247
Americas	143	150	153
EMEA	49	50	53
AP/J	17	26	32
	408	458	485

Headcount grew by approximately 9.5% in 2008, compared to 2007, and by approximately 9.0% in 2007, compared to 2006.  This growth occurred predominantely in Israel to support manufacturing operation and research and development activities and in AP/J to support the growth of the business, primarily in Japan following receipt of regulatory clearance to sell our PillCam SB capsule in Japan and initial reimbursement coverage.

Under Israeli law, we and our employees in Israel are subject to protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, minimum termination notice, sick pay, severance pay and social security as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Labor and Welfare make certain industry-wide collective bargaining agreements and collective bargaining agreements in the electricity, steel and electronics industries applicable to us. These agreements affect matters such as cost of living adjustments to salaries, number of daily and weekly working hours, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in the jurisdictions we operate. We have written employment agreements with all of our Israeli employees and with our senior non-Israeli employees. Competition for qualified personnel in our industry is intense and we dedicate significant resources to employee retention. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.      SHARE OWNERSHIP

Share Ownership by Directors and Executive Officers

          For information regarding ownership of our ordinary shares by our directors and executive officers, and regarding options to purchase our ordinary shares granted to Nachum Shamir, our President and Chief Executive Officer and to Israel Makov, the Chairman of our board of directors, see Item 7 - “Major Shareholders and Related Party Transactions.”

Stock Option Plans

2006 Equity Incentive Plan

          Our 2006 Equity Incentive Plan provides for the grant of options to purchase our ordinary shares or the grant of restricted stock to our (and our subsidiaries’) eligible employees, directors and consultants. The 2006 equity plan is administered by our board of directors and compensation and nominating committee. The plan contains provisions relating to the vesting, price, exercise and other terms of awards; however, in many cases our Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. We have reserved for issuance a total of 4,000,000 authorized but unissued ordinary shares under the 2006 equity plan. As of December 31, 2008, we had outstanding under this plan options to purchase 2,885,587 ordinary shares and 106,000 shares of restricted stock.

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

          Upon the termination of employment or service of participating employees and consultants, all unvested awards are cancelled. All vested awards may be exercised within 180 days following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause and who have been members of our board of directors for more than five years, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination of service, except in cases of where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

          Under this plan, in the event of an acquisition or merger in which we are not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards will be accelerated and exercisable, ten days prior to the completion of the acquisition or merger. In addition, if the employment of a holder of outstanding awards is terminated in anticipation of or during the 12 month period following an acquisition or merger, all awards that are scheduled to vest within two years of such acquisition or merger, will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

          Awards granted under the 2006 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the 2006 equity plan are subject to a mixed tax rate as follows: First, any profit derived from the excess of the average price of the ordinary shares of the company during the 30 trading days prior to the date of grant over the exercise price of the options and other tax deductible expenses concerning the sale, referred to as the average profit at grant date, is subject to regular income tax based on the individual tax rate of the exercising person. Second, any profit resulting from the excess of the selling price of the shares underlying the options over the average profit at grant date is subject to capital gains tax at a rate of 25%, if all the conditions and requirements under Section 102 are fulfilled. Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended. The exercise price for incentive stock options must not be less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

2003 Stock Option Plan

          Our 2003 stock option plan provides for a grant of options to our directors, employees and consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We have reserved a total of 2,500,000 ordinary shares for issuance under the plan. In addition, we have reserved for issuance under the plan any ordinary shares underlying unvested options granted under our 1998 and 2000 stock option plans that expired without exercise. As of December 31, 2008, we had outstanding options to purchase 2,318,915 ordinary shares under the 2003 stock option plan.

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

          In the event of an acquisition or merger, we will endeavor to ensure that the rights of the holders of outstanding options are maintained. If we are unable to do so or if our board of directors resolves otherwise, all outstanding, but unvested, stock options will be accelerated and exercisable, ten days prior to the completion of the acquisition or merger. In addition, if the employment of a holder of outstanding options is terminated in anticipation of or during the 12 month period following an acquisition or merger, all outstanding but unvested stock options will be accelerated and exercisable, subject to certain adjustments and exceptions.

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

2000 Stock Option Plan

          Our 2000 stock option plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. As of December 31, 2008, we had outstanding options to purchase 564,137 ordinary shares under the 2000 stock option plan. Ordinary shares underlying options which expire without exercise under the 2000 stock option plan become available for issuance under the 2003 stock option plan.

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

         In the event of an acquisition or merger, we will endeavor to ensure that the rights of the holders of outstanding options are maintained. If we are unable to do so or if our board of directors resolves otherwise, all outstanding, but unvested, stock options will be accelerated and exercisable, ten days prior to the completion of the acquisition or merger.

1998 Stock Option Plan

          Our 1998 stock option plan provides for the grant of options to our directors, employees, or consultants, including members of our medical advisory committee. Our 1998 stock option plan has been superseded by our 2000 stock option plan and we have ceased issuing options under our 1998 stock option plan. As of December 31, 2008, we had outstanding options to purchase 37,500 ordinary shares under the 1998 stock option plan. Ordinary shares underlying options which expire without exercise under the 1998 stock option plan become available for issuance under the 2003 stock option plan.

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

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 15, 2009 for: (1) each person who we believe beneficially owns 5% or more of the outstanding ordinary shares, (2) each of our directors individually, (3) each of our executive officers individually, and (4) all of our directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of February 15, 2009. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

          The shareholders listed below do not have any different voting rights from our other shareholders. Unless otherwise noted below, each shareholder’s address is c/o Given Imaging Ltd., P.O. Box 258, Yoqneam 20692, Israel.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal shareholders:
IDB Holding Corporation Ltd. (1)	14,184,348	48.5%
A HealthCor Management L.P. (2)	2,487,855	8.5
Morgan Stanely and FrontPoint Partners LLC (3)	1,984,438	6.8
Directors and executive officers:
Nachum Shamir (4)	280,000	*
Yuval Yanai (5)	121,250	*
Kevin Rubey (6)	283,750	*
Christopher Rowland (7)	68,000	*
Kazem Samandari (8)	16,000	*
Manfred Gehrtz (9)	131,000	*
Ori Braun (10)	65,000	*
Keith Chrzanowski (11)	9,005	*
Israel Raz	—	—
David Mason	—	—
Israel Makov	—	—
Doron Birger (12)	14,241,226	48.7
James M. Cornelius (13)	290,038	*
Michael Grobstein (14)	258,000	*
Arie Mientkavich (15)	14,193,098	48.5
Dennert O. Ware (16)	13,750	*
Anat Loewenstein (17)	43,000	*
All directors and executive officers as a group (18)	15,828,769	54.1%

* Less than 1%

(1)
Based on a Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally, this number consists of 6,802,710 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 4,719,528 ordinary shares owned by Discount Investment Corporation Ltd., or DIC and 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC.

Based on such Schedule 13D/A, this number does not include (i) 766,649 ordinary shares held for members of the public through mutual funds, provident funds, pension funds, exchange traded funds and insurance policies which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or CIEH, a subsidiary of IDB Development Corporation, or IDBD, and (ii) 210 ordinary shares which are held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd., and indirect subsidiary of IDBD, as portfolio managers.

Based on such Schedule 13D/A, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the 2,662,110 ordinary shares owned by RDC. In addition, Elron and DIC are parties to a voting agreement pursuant to which, among other things, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC and, therefore, may be deemed to be the beneficial owner of a total of 14,184,348, or 48.5% of our ordinary shares.  This voting agreement was entered into on September 29, 2003 with a term of one year and renews automatically annually thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

The 6,802,710 ordinary shares owned by Elron include 1,462,640 shares purchased by Elron in June 2008 at a price of $16.54 per share through a special tender offer conducted under the provisions of the Israeli Companies Law.  As a result of this purchase, Elron and its affiliates increased their ownership of our ordinary shares from approximately 43.5% to approximately 48.5% as of June 20, 2008.  Prior to that, based on a Schedule 13D/A filed on May 22, 2007, each of Elron and DIC purchased 579,701of our ordinary shares, or 1,159,402 ordinary shares in the aggregate, in a series of transactions on the open market between May 10, 2007 and May 21, 2007.  Additionally, based on Schedule 13D/A filed on June 4, 2007, Elron purchased 137,666 of our ordinary shares and DIC purchased 137,665 of our ordinary shares in a series of transactions on the open market between May 22, 2007 and May 24, 2007.

Based on such Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally, as of January 12, 2009, DIC owned approximately 48.7% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. As of such date, IDB Holding Corporation Ltd., or IDBH, owned 86.8% of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned 74.45% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of DIC, IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of RDC is Building 7, New Industrial Park, Yoqneam 20692, Israel. The address of Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. IDBH, IDBD and DIC are public companies traded on the Tel-Aviv Stock Exchange. Elron is a public company traded on the Tel-Aviv Stock Exchange and on the Nasdaq Global Select Market.

As of January 12, 2009, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.23% of the outstanding shares of IDBH; (iii) Ytzhak Dankner (the father of Shelly Bergman and Nochi Dankner), through a wholly-owned subsidiary, held approximately 3.32% of IDBH's shares; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (v) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor and Isaac Manor, held, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDBH.

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

Nochi Dankner is Chairman and Chief Executive Officer of IDBH, the Chairman of IDBD and DIC. Rona Dankner, the daughter of Nochi Dankner, is a director of Elron. Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman and the wife of Yitzhak Dankner, is a director of IDBH, IDBD and DIC. Isaac Manor and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD and Elron. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 69697, Israel. The address of Ruth Manor and Isaac Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(2)
Based on a Schedule 13G/A filed on February 17, 2009, HealthCor, L.P., Healthcor Offshore Master Fund, L.P.and HealthCor Hybrid Offshore Master Fund, L.P., each a “Fund” and together, the “Funds,” are the beneficial owners of a total of 2,487,855 of our ordinary shares. By virtue of their position as feeder funds, HealthCor Offshore, Ltd. and HealthCor Hybrid Offshore, Ltd. may be deemed beneficial owners of the ordinary shares owned by HealthCor Offshore Master Fund, L.P., and HealthCor Hybrid Offshore Master Fund, L.P., respectively. HealthCor Offshore GP, LLC is the general partner of HealthCor Offshore Master Fund, L.P. Accordingly, HealthCor Offshore GP, LLC may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor Offshore Master Fund, L.P. HealthCor Group, LLC is the general partner of HealthCor Offshore GP, LLC and, therefore, may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor Offshore Master Fund, L.P. HealthCor Hybrid Offshore GP, LLC is the general partner of HealthCor Hybrid Offshore Master Fund, L.P.  Accordingly, HealthCor Hybrid Offshore GP, LLC may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor Hybrid Offshore Master Fund, L.P. HealthCor Group, LLC is the general partner of HealthCor Hybrid Offshore GP, LLC and, therefore, may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor Hybrid Offshore Master Fund, L.P. By virtue of its position as the investment manager of the Funds, HealthCor Management, L.P. may be deemed a beneficial owner of all the ordinary shares owned by the Funds. HealthCor Associates, LLC is the general partner of HealthCor Management, L.P. and thus may also be deemed to beneficially own the ordinary shares that are beneficially owned by the Funds. HealthCor Group LLC is the general partner of HealthCor Capital, L.P., which is in turn the general partner of HealthCor, L.P. Accordingly,          each of HealthCor Capital L.P. and HealthCor Group, LLC may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor, L.P. As the managers of HealthCor Associates, LLC, Arthur Cohen and Joseph Healey exercise both voting and investment power with respect to the ordinary shares indicated herein, and therefore each may be deemed a beneficial owner of such ordinary shares. Each of the persons and entities mentioned above disclaims any beneficial          ownership of any such ordinary shares in excess of their actual pecuniary interest therein.

(3)	Based on Schedule 13G filed on February 17, 2009, Morgan Stanley and its wholly-owned subsidiary FrontPoint LLC, an investment advisor, own 1,984,438 of our ordinary shares.

(4)	Consists of 5,000 ordinary shares, 100,000 shares of restricted stock and options to purchase 175,000 ordinary shares.

(5)	Consists of 5,000 ordinary shares and options to purchase 116,250 ordinary shares.

(6)	Consists of options to purchase 283,750 ordinary shares.

(7)	Consists of 3,000 ordinary shares and options to purchase 65,000 ordinary shares. Mr. Rowland left the company in March 2009.

(8)	Consists of 6,000 restricted shares and options to purchase 10,000 ordinary shares.

(9)	Consists of 1,000 ordinary shares and options to purchase 130,000 ordinary shares.

(10)	Consists of options to purchase 65,000 ordinary shares.

(11)	Consists of 380 ordinary shares and options to purchase 8,625 ordinary shares.

(12)
Consists of 2,878 ordinary shares and options to purchase 54,000 ordinary shares owned by Mr. Birger personally, 6,802,710 ordinary shares owned by Elron, 2,662,110 ordinary shares owned by RDC and 4,719,528 ordinary shares owned by DIC. Mr. Birger is a director of RDC and President and Chief Executive Officer of Elron and by virtue of his position and the voting agreement between Elron and DIC may be deemed to have voting and investment power, and thus beneficial ownership with respect to the shares that DIC, Elron and RDC own. Mr. Birger disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(13)	Consists of 121,038 ordinary shares and options to purchase 169,000 ordinary shares.

(14)	Consists of 30,000 ordinary shares and options to purchase 228,000 ordinary shares.

(15)
Consists of options to purchase 8,750 ordinary shares owned by Mr. Mientkavich personally, 6,802,710 ordinary shares owned by Elron, 2,662,110 ordinary shares owned by RDC and 4,719,528 ordinary shares owned by DIC. Mr. Mientkavich is the Chairman of the board of directors of Elron and by virtue of his position and the voting agreement between Elron and DIC may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares that DIC, Elron and RDC own. Mr. Mientkavich disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(16)	Consists of options to purchase 13,750 ordinary shares.

(17)	Consists of options to purchase 43,000 ordinary shares.

(18)
Includes 14,184,348 ordinary shares beneficially owned by DIC, Elron and RDC, as well as ordinary shares and options to purchase ordinary shares beneficially held by directors and officers in their personal capacities or by their nominees. Our directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

Based on a Schedule 13G/A filed on February 13, 2009, Alliance Bernstein L.P., or Alliance, and AXA Equitable Life Insurance Company, or AXA Equitable, together own 1,181,570, or approximately 4.1% of our ordinary shares.  On March 31, 2008, we reported in our annual report on Form 20-F for the year ended December 31, 2007, that these entities owned approximately 11.4% of our ordinary shares as of February 14, 2008.  Assuming these entities will continue to own less than five percent (5%) of our ordinary shares, they will no longer be required to disclose their ownership on Schedule 13G.

B. RELATED PARTY TRANSACTIONS

Registration Rights Agreement

          In July 2007, our shareholders approved a Registration Rights Agreement among us, Elron, DIC and RDC. Elron, DIC and RDC own an aggregate of 48.5% of our ordinary shares and are collectively referred to as the “affiliated shareholders.” This Registration Rights Agreement has replaced earlier registration rights granted by us to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement of our ordinary shares completed in September 2000, before our initial public offering. These earlier registration rights expired in October 2006.

          Our board of directors believes that this agreement is necessary to protect the market for our ordinary shares. On several occasions and most recently in June 2008, the affiliated shareholders demonstrated their commitment to our business by increasing their ownership level by purchasing additional shares in the open market. The Registration Rights Agreement provides the affiliated shareholders means for liquidity that are otherwise not available to them under applicable law given their ownership level. At the same time, it increases the likelihood that a sale by the affiliated shareholders will be coordinated with us and not disrupt the ordinary activity in the market for our shares due to the sale of a large number of shares at one time or during a short period.

          The main terms of the proposed registration rights agreement are as follows:

Demand Registration Rights

          At the request of one or more of the affiliated shareholders holding at least 5% of our then outstanding ordinary shares, we must use our best efforts to register any or all of the requesting shareholders’ ordinary shares on the condition that the minimum aggregate offering price of the shares to be registered is at least $15 million. We must also give notice of the registration to other affiliated shareholders and include in the registration any ordinary shares that they request to include. This registration also may include ordinary shares offered by us for our own account and by our directors and officers. We may only be requested to carry out two of these demand registrations.

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

Directors’ Fees

          We pay directors fees in respect of service by our directors (other than our President and Chief Executive Officer, Nachum Shamir, and Chairman, Israel Makov). See Item 6 “Directors, Senior Management and Employees — Compensation.”

Agreements with Directors and Officers

          We maintain written employment agreements with all of our officers. All of these agreements contain typical provisions for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

 Employment Agreement with the Chairman of the Board of Directors

In June 2007, we entered into an employment agreement with Mr. Israel Makov, who serves as the Chairman of our board of directors. This agreement was approved by our shareholders in the annual shareholders meeting held in July 2007. In consideration for his service as a director and Chairman of the Board of Directors, Mr. Makov receives a monthly payment of NIS 60,000 (approximately $14,326 as of the date of this annual report), subject to adjustment based on the Israeli Consumer Price Index, in lieu of any statutory or other typical adjustments. Including this adjustment, Mr. Makov’s salary as of December 31, 2008, was NIS 63,836 (approximately $15,242 as of the date of this annual report).   For fiscal year 2009, Mr. Makov has agreed to reduce his annual base salary by 10% to NIS 57,094 (approximately $13,632 as of the date of this annual report).  In addition, Mr. Makov is entitled to pension, disability, study fund, health insurance and other benefits in accordance with standard terms of employment in Israel, including a monthly deduction to severance fund in lieu of statutory severance. The total monthly contributions required to be made by us under all of these items is 23.3% of base salary and the total contribution by Mr. Makov is 7.5% of base salary. Mr. Makov is entitled to vacation and sick leave in accordance with standard practices in Israel. We reimburse Mr. Makov for all business-related expenses and provide him with directors’ and officers’ insurance coverage and indemnification, in accordance with the terms approved by our shareholders.

In addition, we granted Mr. Makov options to purchase 580,742 of our ordinary shares. The exercise price of these options is $29.42, equal to the closing price of the ordinary shares on the Nasdaq Global Market on July 18, 2007, the date of the annual meeting of our shareholders approving this grant. These options will vest in three installments: 50% on the second anniversary of the grant and 25% on each of the third and fourth anniversary of the grant. These options may be exercised by Mr. Makov at any time during a period beginning with the vesting date of each installment and ending four years thereafter. Any options not exercised within the exercise period will be forfeited and cancelled. In the event of a “change of control” of Given Imaging, Mr. Makov will be entitled to full acceleration of his options, which will then terminate if not exercised within 12 months. “Change of control” is defined as a change in share ownership of our company resulting in a person who is not holding, personally or on his own behalf, at least 5% of our ordinary shares on the effective date of the agreement owning a number of shares giving such person effective control over our business.

Mr. Makov’s employment agreement contains typical provisions for a firm in our industry regarding non-competition and confidentiality of information.

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

Mr. Shamir’s employment may be terminated by either side without cause upon three months’ prior written notice. Mr. Shamir’s employment may also be terminated by us immediately for cause or by Mr. Shamir immediately for “good reason,” as defined in the employment agreement, which includes an uncured breach of the employment agreement by us or a continuous and material reduction in the scope or conditions of Mr. Shamir’s employment. In the event of a termination of Mr. Shamir by us without cause or by Mr. Shamir for “good reason,” Mr. Shamir will be entitled to (A) a lump sum payment equal to two times the sum of (1) his annual base salary, plus (2) his target bonus for the year of termination (assuming for this purpose that all relevant performance objectives had been met); (B) acceleration of vesting of any equity award scheduled to vest during a period of twenty-four (24) months following termination; and (C) the value of his accrued and unused vacation days and continuation of benefits, such as health and life insurance policies and car allowance, for a period of twenty-four (24) months following termination.

The employment agreement provides that we will gross-up any excise tax that may be imposed on Mr. Shamir under Section 4999 of the Internal Revenue Code of 1986, as amended, in case payments to him resulting from his termination trigger this tax provision.

In addition, Mr. Shamir’s agreement provides for full acceleration of all unvested options upon a termination by us without cause or by Mr. Shamir for “good reason” in connection with a change of control event. “Change of control” is as defined in the Company’s 2006 Equity Incentive Plan, as amended, that was approved by the shareholders in May 2006.

         In fiscal year 2008, Mr. Shamir received (1) an annual base salary of $416,000, effective July 1, 2008 compared to an annual base salary of $400,000 prior to that date, (2) a cash bonus of $450,000 relating to our results in 2007, and (3) options to purchase 100,000 of our ordinary shares at an exercise price of $16.00, which is equal to the closing price of the ordinary shares on the Nasdaq Global Market on the date the shareholders approved the grant, vesting in four equal installments beginning on the first anniversary of the date of the grant.

 For fiscal year 2009, Mr. Shamir has agreed to reduce his annual base salary by 10% to $374,400 as part of our commitment and efforts to control operating expenses at times of a global economic crisis.  In addition, our compensation committee, audit committee and board of directors approved for Mr. Shamir (1) a cash bonus of $361,000 relating to our results in 2008, which Mr. Shamir has also agreed to reduce by 10% to $326,000, (2) a grant of options to purchase 125,000 of our ordinary shares, at an exercise price equal to the closing price of the ordinary shares on the Nasdaq Global Market on the date the shareholders approve the grant, vesting in four equal installments beginning on the first anniversary of the date of the grant, and (3) a bonus plan for 2009 under which Mr. Shamir may be entitled to a bonus of up to 200% of his annual base salary, similar to percentage cap in prior years, subject to meeting certain personal and company performance targets determined by the board of directors. For purposes of calculating the 2009 bonus, Mr. Shamir’s voluntary reduction of his annual base salary will be disregarded.

The payment of the 2008 bonus and the grant of stock options to Mr. Shamir as described above are subject to approval by our shareholders at our next annual shareholders’ meeting expected in June 2009.

Exculpation, Insurance and Indemnification

          Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care, subject to specified exceptions, but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision.

          An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•
a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court, to extent such liability is related to events, which in the opinion of the Board, are anticipated in light of our actual activities at the time of granting the obligation to indemnify and is limited to sum or measurements determined by the Board as reasonable under the circumstances;

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

          Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders as well.

          Our articles of association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Israeli Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. To date, no claims for directors and officers’ liability insurance have been filed under this policy.

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

ITEM 8.        FINANCIAL INFORMATION

A.      CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

Financial Statements

          See Item 18 – “Financial Statements” for audited consolidated financial statements.

Export Sales

          Our manufacturing facilities for the data recorder and the PillCam capsules forming part of the Given System are located in Israel. Substantially all of our products are exported out of Israel. For information regarding our revenues by geographic market, see Item 5 - “Operating and Financial Review and Prospects.”

Legal Proceedings

Patent Disputes

In June 2008, we settled our patent litigation against Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as “Olympus.” The litigation began in May 2006, was conducted in the United States and was related to the two companies’ respective capsule endoscopy products.

The settlement agreement includes certain worldwide cross-licenses under which each party receives a royalty-free license under all existing patents of the other party for its respective capsule endoscopy products existing as of the settlement date.  The parties also exchanged covenants not to sue on currently available medical device products and agreed to a release of all past causes of action.  The settlement also includes a cross-license under existing and future patents of each party for future capsule endoscopy products, which may include the payment of royalties by either party at a rate to be determined through an agreed upon mechanism.  Finally, as part of the settlement we received a cash payment of $2.33 million and an agreement to cooperate in future mutually beneficial joint market development projects.

          From time to time we may be involved in legal proceedings. Currently we are not party to any legal proceedings whose outcome we expect will be material to our financial condition or results of operations.

Dividend Policy

          On March 11, 2009, we paid a cash dividend of $0.54 per share, or a total of approximately $16 million. Following a request by our affiliated shareholders (48.5% ownership) to consider a potential cash dividend, our board of directors reviewed our current and projected liquidity, our anticipated operating performance, and our growth strategies, and concluded that a cash dividend in excess of our expected cash requirements was appropriate.  This was a special dividend and we currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, legal restrictions, financial condition and future prospects and other factors the board of directors may deem relevant.

Significant Changes

          Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial position since December 31, 2008.

ITEM 9.        THE OFFER AND LISTING

A.      OFFER AND LISTING DETAILS

          Nasdaq Global Market

          The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Nasdaq Global Market:

Annual Highs and Lows	High	Low

2008	$23.59	$6.51
2007	31.49	19.25
2006	28.37	14.46
2005	36.04	20.39
2004	44.08	17.87

Quarterly Highs and Lows	High	Low

4th quarter 2008	$11.19	$6.51
3rd quarter 2008	16.97	10.75
2nd quarter 2008	17.39	14.66
1st quarter 2008	23.59	14.36

4th quarter 2007	30.19	22.43
3rd quarter 2007	31.49	25.02
2nd quarter 2007	31.42	21.22
1st quarter 2007	22.04	19.25

Most Recent Six Months	High	Low

February 2009	$9.86	$7.80
January 2009	11.09	9.16
December 2008	9.80	8.14
November 2008	9.94	6.51
October 2008	11.19	8.04
September 2008	16.97	10.75

          On March 19, 2009, the closing price of our ordinary shares on the Nasdaq Global Market was $7.86 per share. We believe that as of March 19, 2009, there were approximately 7,000 holders of record of our ordinary shares.

          Tel-Aviv Stock Exchange

          The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Tel-Aviv Stock Exchange:

Annual Highs and Lows	High		Low

2008	NIS	89.95	NIS	24.32
2007		135.90		81.47
2006		132.60		65.02
2005		155.30		95.79

Quarterly Highs and Lows	High		Low

4th quarter 2008	NIS	39.14	NIS	24.32
3rd quarter 2008		60.93		40.40
2nd quarter 2008		61.48		48.55
1st quarter 2008		89.95		47.17

4th quarter 2007		123.60		47.17
3rd quarter 2007		135.90		102.70
2nd quarter 2007		125.10		86.14
1st quarter 2007		92.74		81.47

Most Recent Six Months	High		Low

February 2009	NIS	40.17	NIS	32.57
January 2009		43.18		33.30
December 2008		39.00		29.20
November 2008		38.85		24.32
October 2008		39.14		28.99
September 2008		60.93		40.40

On March 19, 2009, the closing price of our ordinary shares on the Tel-Aviv Stock Exchange was NIS 32.08 per share. The average exchange ratio of NIS to U.S. dollar in 2008 was NIS 3.5878 to $1.00.

B.      PLAN OF DISTRIBUTION

Not applicable.

C.      MARKETS

Our ordinary shares have traded publicly on the Nasdaq Global Market under the symbol “GIVN” since October 2001 and on the Tel-Aviv Stock Exchange under the symbol “GIVN” since March 2004. Our ordinary shares trade publicly only on the Nasdaq Global Market and the Tel-Aviv Stock Exchange.

D.      SELLING SHAREHOLDERS

Not applicable.

E.      DILUTION

Not applicable.

F.       EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.      SHARE CAPITAL

Not applicable.

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects

          We are registered with the Israeli registrar of companies in Jerusalem.  Our registration number is 51-257802-2.  Our objects under our memorandum of association are to engage in any type of manufacturing, trade, production, labor, agriculture, and professional and business services in all branches and areas of economic activity, to advance trade, importing and exporting, and any other object determined by our board of directors from time to time. Our objects under our articles of association are to engage in any lawful business. Our ordinary shares is the only class of shares we have issued and outstanding.

Transfer of Shares and Notices

          Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded. Our articles of association provide that each shareholder of record is entitled to receive prior notice of any shareholders’ meeting in accordance with any applicable rule or regulation, including the rules of the stock exchange on which our shares are traded.

Non-residents of Israel may freely hold and trade our securities. Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

Directors

          Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are appointed by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect or remove any or all of our directors, subject to the special approval requirements for outside directors described under “Management-Outside Directors.” Under the Israeli Companies Law, the procedures for the appointment and removal and the term of office of directors, other than outside directors, may be contained in the articles of association of a company. Our articles of association currently do not contain provisions for staggered terms for directors. However, our articles of association may be amended in the future by a majority of our shareholders at a general shareholder meeting to provide for a staggered board or other method of electing our directors, other than with respect to our outside directors.

Under the Isaeli Companies Law and our articles of association, a director must disclose to us any personal interest he or she has, directly or indirectly, in any existing or proposed transaction to which we are a party (a “Related Party Transaction”) and specify the nature of such interest. Generally, a director is not permitted to participate in a discussion and vote on any transaction in which he or she has a personal interest, unless and to the extent permitted under the Israeli Companies Law. If a majority of the directors have an interest in a “Related Party Transaction,” all of the directors may attend the meeting and vote and the transaction will require the approval of the shareholders. Under the Israeli Companies Law, Related Party Transactions with our directors, including compensation to directors, must be approved by the audit committee, the board of directors and the shareholders.

Dividend and Liquidation Rights

          Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits and other surplus funds, as defined in the Israeli Companies Law, or as accrued over a period of eight quarters, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying out existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

          We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. The chairperson of our board of directors or any other person appointed by the board presides over our general meetings. Under the Israeli Companies Law, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

          The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the total voting rights attached to the shares then outstanding. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of one or more shareholders present in person or by proxy, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders holding the minimum number of voting shares necessary to make such requisition as described under “—Shareholder Meetings.”

Voting

          Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder must also avoid oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly.

Alteration of Rights

Under our Articles of Association, the rights attached to our ordinary shares may be modified with the approval by the holders of a majority of our ordinary shares.  Accordingly, modifications to our Articles of Association must be approved by our shareholders.

Resolutions

          An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by voting instrument, and voting on the resolution.

          Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, approval of all resolutions of the shareholders requires a simple majority. A resolution for the voluntary winding up of the company requires approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting instrument and voting on the resolution.

Access to Corporate Records

          Under the Israeli Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise harm our interests.

Acquisitions under Israeli Law

          Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the shareholders who did not agree to the offer hold more than 5% of the issued and outstanding share capital of the company or of such class of shares, as applicable, the acquirer may not acquire additional shares of the company or of such class of shares, as applicable, from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of the shares comprising such class, as applicable.

          The Israeli Companies Law provides that, except in specified circumstances, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition a person becomes the owner of 25% or more of the voting rights. This rule does not apply if there is already another 25% shareholder of the company. To our knowledge, IDBH beneficially owns more than 25% of our outstanding ordinary shares as determined in accordance with the Israeli Companies Law. Similarly, the Israeli Companies Law provides that, except in specified circumstances, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser becomes the owner of more than 45% of the voting rights, if at such time there is no other shareholder that owns more than 45% of the voting rights of the company. To our knowledge, IDBH beneficially owns more than 45% of our outstanding ordinary shares as determined in accordance with the Israeli Companies Law.

          Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting. Shareholder approval is not required in certain specified circumstances, such as a merger between a company and its wholly-owned subsidiary. Under the Israeli Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the voting shares present and voting, excluding shares abstaining and shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. In certain circumstances, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the merging companies. In addition, a merger may not be executed unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the parties.

Anti-Takeover Measures

          The Israeli Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shareholders at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law described in “Voting.”

Transfer Agent and Registrar

          The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

C.      MATERIAL CONTRACTS

          Summaries of certain material contracts and amendments to these contracts are included in this Form 20-F under Item 4 – “Information on the Company – Part B: Business Overview.” in Item 5 – Operating and Financial Review and Prospects – Operating Results – Overview – Acquisition of the Bravo pH Monitoring Business,” and under Item 7 – “Major Shareholders and Related Party Transaction – Related Party Transactions.”

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

E.      TAXATION

Certain Material Israeli Tax Considerations and Government Programs

          The following is a description of the material Israeli income tax consequences of the ownership of our ordinary shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

Taxation of Companies in Israel

          General Corporate Tax Structure. In 2008, Israeli companies were subject to corporate tax at the rate of 27% of taxable income. This tax rate is expected to decrease to 26% in 2009 and to 25% thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed further below, may be considerably less.

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

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company where more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program, if undistributed, may be exempt from tax for a period of between two to 10 years, and will be subject to a reduced tax rate for the remainder of the benefit period. The tax rate for the remainder of the benefit period will be (i) 25% for levels of foreign investment that do not exceed 49%, (ii) 20% for levels of foreign investment of 49% or more and less than 74%, (iii) 15% for levels of foreign investment of 74% or more and less than 90%, and (iv) 10% for levels of foreign investment of 90% or more.

The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation for property and equipment that is included in an approved investment program. Generally, such accelerated depreciation ranges from 200% of ordinary depreciation rates for equipment to 400% for buildings, and is applied during the first five tax years of the operation of these assets, with a ceiling of 20% per year for depreciation on buildings.

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

          The Investment Center of the Ministry of Industry and Trade granted our manufacturing facility approved enterprise status under the Investment Law for investments beginning in 1999. We have elected the alternative package of benefits under these approved enterprise programs. Since our manufacturing facility is located in a “Zone A,” the portion of our income derived from this approved enterprise program will be exempt from tax for a period of ten years, commencing when we begin to realize net income from these programs, but such period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We expect to derive a substantial portion of our income from our approved enterprise program. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval.

          The Investment Law and the criteria for receiving an “approved enterprise” status may be amended from time to time and there is no assurance that we will be able to obtain additional benefits under the Investment Law when we apply for such benefits.

          In March 2005, the Investment Law was reformed and its provisions were significantly changed. Under this reform, “approved enterprise” status is generally limited to companies that derive at least 25% of their income from export activities.  In addition, instead of filing application for tax benefits with the Investment Center, companies are now allowed to claim the tax benefits on their corporate tax returns subject to fulfilling certain conditions, without prior approval and without submitting any reports to the Investment Center. Audit of any claim for tax benefits will take place by the Israeli income tax authority as part of general tax audits it may perform from time to time.

          Grants Under the Law for the Encouragement of Industrial Research and Development, 1984. Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3.0% to 3.5% on sales of products and services within the framework of the Office of the Chief Scientist research plan until 100% of the dollar-linked grant is repaid, together with interest equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for repayment of such grants.

          The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, assuming we receive approval from the Chief Scientist to manufacture our products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

Less than 10%	100%
Between 10% and 50%	120%
between 50% and 90%	150%
90% and more	300%

          If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. In addition, in recent years the government of Israel has accelerated the repayment of Chief Scientist grants, and may further accelerate them in the future. Following our request, the Office of the Chief Scientist has approved the manufacture of limited quantities of the PillCam capsule using the back-up production line that we have established in Ireland without increasing royalty rates.

          The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist.  Transfer of know-how,, including within Israel, is subject to an undertaking of the recipient to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot provide any assurance that any consent, if requested, will be granted.

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

While to date we have paid all of our royalty obligations resulting from grants we received from the Office of the Chief Scientist, the terms of the Chief Scientist grants are perpetual and prohibit us from manufacturing products developed using such grants, and limit the transfer of related know-how, outside of Israel without special approvals and possibly special payments to the Office of the Chief Scientist. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel. If we fail to comply with any of the conditions imposed by the Chief Scientist, we may be required to pay additional royalties to the Office of the Chief Scientist or be subject to criminal charges.

In particular, any change of control requires a prior written notice to the Chief Scientist and any change of control that would make a non-Israeli citizen or resident an “interested party” requires the prior approval of the Office of the Chief Scientist.

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

•
claiming expenses in connection with the issuance and listing of shares on the Tel-Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel, over a period of three years; and

•	Accelerated depreciation rates on equipment and buildings.

          Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

          If we qualify as an industrial company within the definition of the Industry Encouragement Law, we are entitled to the benefits described above. We believe that in 2008 we qualified as an Industrial Company under the Industry Encouragement Law. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

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

The Inflationary Adjustments Law was repealed with respect to the 2008 taxable year and thereafter.

Taxation of Our Shareholders

          Capital Gains on Sales of Our Ordinary Shares. Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the Shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below. Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company which are traded on certain stock markets, including The Nasdaq Global Market, subject to the provisions of any applicable double taxation treaty.

The capital gain recognized by individuals on the sale of our shares that were purchased on or after January 1, 2003 will be taxed at the rate of 20%, except if the shareholder is a person who holds, directly or indirectly, 10% or more of one of our means of control.  In addition, an individual claiming deduction of financing expenses in respect of capital gain recognized from the sale of our shares will be taxed at the rate of 25%. Generally, the capital gain recognized by a corporation will be subject to tax at the rate of 25%.  The capital gain recognized from the sale of our shares that were purchased prior to January 1, 2003 will be subject to different tax rates depending on the date of acquisition of such shares.  The marginal tax rate for individuals (up to 47% in 2008) and the regular corporate tax rate for corporations (27% in 2008) will be applied to the amount obtained by multiplying the entire recognized gain on the sale by a fraction the numerator of which is the number of days from the date of the purchase of such shares until January 1, 2003 and the denominator of which is the number of days from the date of purchase of such shares and the date of sale.  The remainder of the gain realized on the sale will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003, as described above.

          Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income. In 2008, these regular tax rates were 27% for corporations and up to 47% for individuals.

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

If our securities are sold in Israel, the purchaser of such shares, any Israeli stockbroker used in the transaction and any financial institution through which the sold securities are held, are obliged, subject to some exemptions, to withhold tax on the amount of consideration paid with respect to such sale (or on the capital gain realized on the sale, if known) at the rate of 25% for corporations and 20% for individuals.

          Dividends. A distribution of dividends from income attributed to an “approved enterprise” is subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “approved enterprise,” to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a person who holds 10% or more of one of the company's means of control at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

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

Israeli Withholding Tax on dividends. We are required to withhold income tax at the rate of 25% with respect to passive income (or 15% for dividends distributed from income generated by an approved enterprise) unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder’s country of residence.

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

Certain Material U.S. Federal Income Tax Considerations

          U.S. Shareholders. The following is a description of the material U.S. federal income tax consequences of the ownership of our ordinary shares. This description does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares. This description assumes that holders of our ordinary shares will hold the ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, referred to as the Code. This discussion does not address all of the tax considerations that may be relevant to shareholders in light of their particular circumstances or certain types of shareholders subject to special tax treatment, including, without limitation:

•	regulated investment companies;

•	broker-dealers (including in securities or foreign currency) or insurance companies;

•	persons who have elected to apply a mark-to-market method of accounting;

•	tax-exempt organizations or retirement plans;

•	certain former citizens or former long-term residents of the U.S.;

•	persons subject to the alternative minimum tax;

•	banks and other financial institutions;

•	persons who hold their shares as part of a position in a “straddle” or as part of a “hedging,” “conversion,” “constructive sale,” synthetic security, or other integrated investment;

•	holders who received their shares through the exercise of compensatory stock options or otherwise as compensation;

•	partnerships or other pass-through entities or persons who hold their shares through partnerships or other pass-through entities;

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

          For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

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

Distributions

          Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the entire amount of any distribution made to you with respect to our ordinary shares, other than any distributions of our ordinary shares made to all of our shareholders, will constitute a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may be taxed on the dividend distributions made in taxable years beginning on or before December 31, 2010 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. In addition, the dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution made by us with respect to our ordinary shares will constitute a dividend.

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

Sale or Exchange of Our Ordinary Shares

          Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize capital gain or loss for U.S. federal income tax purposes when you sell, exchange or otherwise dispose of our ordinary shares equal to the difference between your adjusted tax basis in the ordinary shares and the amount realized on their disposition. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for our ordinary shares exceeds one year (i.e., such gain is long-term capital gain). Any gain or loss recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

          Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2008. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, there can be no assurance that we will not be considered a PFIC for any taxable year. In general, if we were characterized as a PFIC for any taxable year, any gain recognized by a U.S. Holder who sells our ordinary shares would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of such ordinary shares. The amount allocated to the current taxable year and any taxable year with respect to which were not a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an additional tax equal to the interest on such tax liability for such years.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency fluctuations. Our sales in 2008 were denominated 63% in U.S. dollars, 28% in Euros, 5% in Japanese Yen and 4% in currencies other than U.S. dollars and Euros, depending on the location of the customer or the distributor used to fulfill our customers’ orders. As most of our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets and could cause our non-U.S. customers to cancel or decrease orders or default on payment.

We develop and manufacture products primarily in Israel and sell the majority of the products in the United States, and to a lesser extent in other countries. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In 2008, 48% of our expenses were denominated in U.S. dollars and 29% of our expenses were denominated in Shekels, principally consisting of salaries and related personnel expenses. We expect this level of Shekel expenses to continue for the foreseeable future. During 2008, the U.S. dollar weakened against the Shekel by approximately 1.1%. We estimate that a change of 10% in the exchange rate between the Shekel and the U.S. dollar has an impact of approximately $2.5 million on our operating expenses. In addition, 15% of our expenses were denominated in Euros and 8.0% were denominated in Yen or other currencies. However, since we also generate revenues in these currencies the net effect on our business of exchange rate fluctuations of these currencies against the U.S. dollars is not material.

As of December 31, 2008, 42% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among the U.S. dollar, Yen, Shekel, Australian dollar and Euro. In 2008, we have used a variety of hedging tools to seek to minimize the effect of currency fluctuations on our income.

Interest rate fluctuations. We invest some of our cash in bank accounts and deposits with maturities of three months or less located with a number of highly-rated banks inside and outside of Israel. We invest the majority of our cash in longer-term financial instruments in order to seek to achieve a higher yield. As of December 31, 2008, approximately 51% of our investments were subject to the risk of changes in interest rates. Due to the current low interest rates in the United States and other countries, we estimate that a change of 10% in interest rates would not have a material impact on our finance income.

General market risks. As of December 31, 2008, approximately two thirds of our cash balances were invested in securities issued by the United States government or its agencies and in AAA money market funds. The remainder was held in corporate bonds and commercial paper that were highly-rated by rating agencies at the time of investment. Nonetheless, these investments are subject to general credit, counterparty, liquidity and market risks, which were exacerbated by the dislocation that has affected the financial markets and the global economy since the middle of 2007 and caused credit and liquidity issues for a number of reputable financial institutions.

During the first quarter of 2008, in light of the turmoil in the global financial markets, we transferred all of our “held-to-maturity” securities in the amount of $44.3 million into the “available-for-sale” category. This transfer generated an accumulated other comprehensive loss of $0.4 million. In addition, we reduced the relative proportion of corporate bonds in our financial investments, and increased the relative proportion of government bonds. As a result of these actions, we have reduced our risk of principal loss while at the same time reduced our expected interest income (to the extent the interest rates remain at their current low level).

Market acceptance of our products in the United States and other countries is dependent upon the medical equipment purchasing and procurement practices of our customers, patient demand for our products and procedures and the reimbursement of patient’s medical expenses by third-party payors, including government healthcare programs. The current uncertainty surrounding world financial markets may result in the purchasers of medical equipment decreasing their medical equipment purchasing and procurement activities. In addition, tightening in world credit markets may result in our customers having increased difficulty securing the financing necessary to purchase our products which may result in decreased sales. The financial condition of our customers may deteriorate and our ability to collect payments due to us may be adversely affected. Widespread economic uncertainty may also result in cost-conscious patients making fewer trips to their physicians and specialists, which could result in reduced demand for our products and procedures. Furthermore, third-party payors, including governments, around the world facing tightening budgets could move to further reduce their offered reimbursement rates or countries may adopt healthcare reforms to reduce healthcare spending. If the current economic condition results in the occurrence of any of these events, our liquidity and financial results may be materially and adversely affected.

ITEM12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our periodic filings with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures.

 As of the end of the period covered by this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

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

          Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of December 31, 2008, the company’s internal control over financial reporting is effective.

Auditors’ Attestation Report. Our independent auditor, Somekh Chaikin, a member firm of KPMG has issued a combined report on the company's consolidated financial statements and management’s assessment of the company’s internal control over financial reporting. This report is contained in Item 18 – “Financial Statements,” on page F-2.

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

ITEM 16B.     CODE OF ETHICS.

          We have adopted a code of ethics applicable to our chief executive officer, chief financial officer, controller and persons performing similar functions. The code of ethics was filed with the Securities and Exchange Commission as Exhibit 11.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and is also available on our website, www.givenimaging.com. A hard copy of our code of ethics may be obtained by sending an e-mail request to info@givenimaging.com or by a written request to the corporate secretary at 2 Hacarmel Street, 20692, Yoqneam, Israel.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International, for the audit of our financial statements for the years ended December 31, 2007 and 2008, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2007	2008
	(in thousands)

Audit fees	$465	$519
Audit-related fees (1)	283	15
Tax fees (2)	233	252
All other fees	3	—
Total	$984	$786

(1)	“Audit-related fees” in 2007 are related principally to analysis of the accounting for U.S. income tax.

(2)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions and work regarding transfer prices.

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

          None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

None.

PART III

ITEM 17.        FINANCIAL STATEMENTS

          See pages F-1 to F-39.

ITEM 18.        FINANCIAL STATEMENTS

Not applicable.

ITEM 19.        EXHIBITS

Exhibit	Description

1.1	Amended and Restated Articles of Association as of June 17, 2008

4.1
Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on March 17, 2004.†

4.2
Addendum, dated as of June 10, 2005, to Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008. †

4.3	Amended Form of Indemnification Agreement between directors and officers of the Registrant and the Registrant, as of June 17, 2008.

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

4.7
Development and Supply Agreement, dated April 8, 2002, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.8
Addendum to Development and Supply Agreement, dated July 2005, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.†

4.9
Termination Agreement, dated as of December 18, 2007, by and between Ethicon Endo-Surgery, Inc. and the Registrant incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.

4.10
Registration Rights Agreement, dated as of July 18, 2007, by and among the Registrant and Discount Investment Corporation Ltd., Elron Electronic Industries Ltd. and RDC Rafael Development Corporation Ltd. incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.

4.11
Distribution Agreement, dated May 9, 2002, by and between Given Imaging K.K. and Suzuken Co., Ltd. incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008. †

8.1	List of subsidiaries of the Registrant.

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
Name: Yuval Yanai
Title: Chief Financial Officer

Date: March 31, 2009

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit	Description

1.1	Amended and Restated Articles of Association as of June 17, 2008.

4.1
Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on March 17, 2004.†

4.2
Addendum, dated as of June 10, 2005, to Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008. †

4.3	Amended Form of Indemnification Agreement between directors and officers of the Registrant and the Registrant, as of June 17, 2008.

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

4.7
Development and Supply Agreement, dated April 8, 2002, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.8
Addendum to Development and Supply Agreement, dated July 2005, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.†

4.9
Termination Agreement, dated as of December 18, 2007, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.

4.10
Registration Rights Agreement, dated as of July 18, 2007, by and among the Registrant and Discount Investment Corporation Ltd., Elron Electronic Industries Ltd. and RDC Rafael Development Corporation Ltd., incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.

4.11
Distribution Agreement, dated May 9, 2002, by and between Given Imaging K.K. and Suzuken Co., Ltd., incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008. †

8.1	List of subsidiaries of the Registrant.

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
Year Ended December 31, 2008
and 2007

Given Imaging Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Given Imaging Ltd:

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited Given Imaging Ltd’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Given Imaging Ltd’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 of Part II of this Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Given Imaging Ltd as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Given Imaging Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1L to the consolidated financial statements, effective January 1, 2006, the Company has adopted Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.

As discussed in Note 1R to the consolidated financial statements, effective January 1, 2007, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel - Aviv, Israel
March 24, 2009

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

		December 31
	Note	2008	2007

Assets

Current assets
Cash and cash equivalents	1D; 2	$31,697	$37,103
Short-term investments	1H; 5	28,509	23,191
Accounts receivable:
Trade, net	1E	21,673	23,315
Other	3	4,662	10,385
Inventories	1F; 4	18,931	15,960
Advances to suppliers	16	3,540	190
Deferred tax assets	1R; 14D	1,178	1,350
Prepaid expenses		1,631	1,289

Total current assets		111,821	112,783

Deposits		1,094	892

Assets held for employees’ severance payments	1G; 10	3,686	3,007

Marketable securities	1H; 5	30,063	41,629

Fixed assets, less accumulated depreciation	1I; 6	15,115	15,422

Intangible assets less accumulated amortization	1J; 7; 16	12,067	3,583

Goodwill	1K; 16	4,069	-

Total Assets		$177,915	$177,316

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31
	Note	2008	2007

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	8B	$114	$121
Accounts payable:
Trade		7,418	7,275
Other	9	17,612	21,012
Deferred income	1P	1,523	9,379

Total current liabilities		26,667	37,787

Long-term liabilities
Obligation under capital lease	8B	485	448
Liability in respect of employees’ severance payments	10	4,599	3,490

Total long-term liabilities		5,084	3,938

Total liabilities		31,751	41,725

Commitments and contingencies	8

Minority interest		1,993	1,996

Shareholders’ equity
Share capital:	11
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2007 and 2008,
29,241,785 and 29,257,785 shares issued and fully
paid as of December 31, 2007 and 2008, respectively)		343	343
Additional paid-in capital		173,983	166,813
Capital reserve		2,166	2,166
Accumulated other comprehensive loss		(600)	-
Accumulated deficit		(31,721)	(35,727)
Total shareholders' equity		144,171	133,595

Total liabilities and shareholders' equity		$177,915	$177,316

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,
	Note	2008	2007	2006

Revenues	1P; 12	$125,108	$112,868	$95,029
Cost of revenues		(33,001)	(29,721)	(24,154)
Early repayment of royalty bearing government grants	8A	-	(4,843)	-

Gross profit		92,107	78,304	70,875

Operating expenses
Research and development, gross	1S	(15,126)	(12,847)	(12,678)
In-process research and development acquired
in a business combination	16	(4,700)	-	-
		(19,826)	(12,847)	(12,678)
Government grants	1Q; 8A	1,530	1,242	1,867
Research and development, net		(18,296)	(11,605)	(10,811)

Sales and marketing		(60,902)	(55,446)	(50,732)
General and administrative		(19,320)	(20,981)	(16,027)
Termination of marketing agreement	8C	5,443	22,860	-
Other, net	6, 7	(867)	(422)	-

Total operating expenses		(93,942)	(65,594)	(77,570)

Operating (loss) profit		(1,835)	12,710	(6,695)

Financial income, net	13	4,004	5,520	3,980

Profit (loss) before taxes on income
and minority share		2,169	18,230	(2,715)

Income tax expense	1R, 14	(250)	(4,548)	(127)

Profit (loss) before minority share		1,919	13,682	(2,842)

Minority share in losses of subsidiary		2,087	1,503	1,334

Net profit (loss)		$4,006	$15,185	$(1,508)

Earnings (loss) per share:

Basic Earnings (loss) per Ordinary Share	1N	$0.14	$0.52	$(0.05)

Diluted Earnings (loss) per Ordinary Share		$0.13	$0.49	$(0.05)

Weighted average number of Ordinary
Shares used to compute basic Earnings
(loss) per Ordinary Share	1N	29,254,035	28,961,968	28,053,849
Weighted average number of Ordinary
Shares used to compute diluted Earnings
(loss) per Ordinary Share	1N	30,798,360	31,030,459	28,053,849

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Changes in Shareholders' Equity
(In thousands except share data)

					Accumulated
			Additional		Other
			Paid-In	Capital	Comprehensive	Accumulated
	Ordinary shares		Capital	Reserve	Loss	Deficit	Total
	Shares	Amount

Balance as of December 31,2005	27,950,281	$327	$148,955	$2,166	$-	$(49,404)	$102,044

Changes during the year 2006:
Exercise of stock options	591,010	7	2,029	-	-	-	2,036
Restricted shares issued	100,000	1	-	-	-	-	1
Stock based compensation	-	-	5,213	-	-	-	5,213
Net loss	-	-	-	-	-	(1,508)	(1,508)

Balance as of December 31, 2006	28,641,291	335	156,197	2,166	-	(50,912)	107,786

Changes during the year 2007:
Exercise of stock options	589,262	8	4,272	-	-	-	4,280
Excess tax benefits related to stock based compensation	-	-	693	-	-	-	693
Exercise of warrants	5,232	-	-	-	-	-	-
Restricted shares issued	6,000	-	-	-	-	-	-
Stock based compensation	-	-	5,651	-	-	-	5,651
Net profit	-	-	-	-	-	15,185	15,185

Balance as of December 31, 2007	29,241,785	343	166,813	2,166	-	(35,727)	133,595

Changes during the year 2008:
Exercise of stock options	16,000	*	252	-	-	-	252
Stock based compensation	-	-	6,918	-	-	-	6,918
Unrealized losses
on available for sale securities	-	-	-	-	(600)	-	(600)
Net profit	-	-	-	-	-	4,006	4,006

Balance as of December 31, 2008	29,257,785	$343	$173,983	$2,166	$(600)	(31,721)	144,171

* Represents less than 1.

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net profit (loss)	$4,006	$15,185	$(1,508)

Adjustments required to reconcile net profit (loss) to net cash provided by operating activities:

Minority share in losses of subsidiary	(2,087)	(1,503)	(1,334)
Depreciation and amortization	5,183	4,771	4,237
In-process research and development	4,700	-	-
Goodwill impairment	406	-	-
Deferred tax assets	172	24	(155)
Stock based compensation	6,918	5,651	5,213
Excess tax benefits related to stock based compensation	-	(693)	-
Other	621	380	18
Net decrease (increase) in trading securities	-	5,092	(5,060)
Decrease (increase) in accounts receivable – trade	1,642	(4,428)	(562)
Decrease (increase) in other accounts receivable	5,723	(8,922)	4,801
Decrease (increase) in prepaid expenses	(342)	51	(320)
Decrease (increase) in advances to suppliers	(3,350)	(108)	250
Decrease (increase) in inventories	(2,971)	2,208	(1,996)
Increase (decrease) in accounts payable	(3,287)	8,570	500
Decrease in deferred income	(7,856)	(14,903)	(1,223)
Net cash provided by operating activities	9,478	11,375	2,861

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(6,300)	(5,772)	(5,876)
Purchase of fixed assets, intangible assets, and goodwill in a business combination	(16,660)	-	-
Deposits	(192)	(355)	(41)
Proceeds from sale of marketable securities	67,743	18,753	13,120
Proceeds from sales of fixed assets	61	-	-
Investments in marketable securities	(61,986)	(36,584)	(37,960)
Net cash used in investing activities	(17,334)	(23,958)	(30,757)

Cash flows from financing activities:
Principal payments on capital lease obligation	(120)	(37)	(14)
Proceeds from the issuance of Ordinary Shares	252	4,280	2,037
Excess tax benefits related to stock based compensation	-	693	-
Issuance of shares by a consolidated company	2,288	-	4,772
Net cash provided by financing activities	2,420	4,936	6,795

Effect of exchange rate changes on cash	30	240	255
Decrease in cash and cash equivalents	(5,406)	(7,407)	(20,846)
Cash and cash equivalents at beginning of year	37,103	44,510	65,356
Cash and cash equivalents at end of year	31,697	37,103	44,510
Supplementary cash flow information
	Year ended December 31,
	2008	2007	2006
Income taxes paid	$259	$1,098	$300
Assets acquired under capital lease	$109	$569	-
The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

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

After receiving marketing clearance from the United States Food and Drug Administration (“FDA”) in August of 2001, the Company commenced the marketing of the Given System with the PillCam Small Bowel Capsule, or PillCam SB, for detection of disorders of the small bowel.  In November 2004, following receipt of FDA marketing clearance, the Company began marketing and sales of PillCam ESO, a capsule for detection of disorders in the esophagus.  In late 2006, the Company completed the development of the first generation of PillCam Colon, a capsule for visual examination of the colon and received the regulatory clearance that permits the Company to market and sell this capsule in Europe. In April 2007, the Company received marketing clearance for the PillCam SB capsule from the Ministry of Health, Labor and Welfare in Japan.

The Company has direct or indirect wholly-owned subsidiaries in the United States, the Netherlands, Germany, France, Australia and Singapore.  The Company also has a subsidiary in Japan, Given Imaging K.K. (“Given K.K.”), in which it has a controlling interest (see note 16).

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the standard test for diagnosing GERD. As part of this acquisition, the Company acquired 100% of the shares of Endonetics, Inc., which owns a number of intellectual property assets related to the Bravo business and is not an operating entity (see note 16).

The Company operates in the medical device industry and its business is subject to numerous risks, including, without limitations, (1) the Company’s ability to develop and bring to market new products, (2) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (3) the Company’s success in implementing its sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, and (8) the existence of favorable reimbursement for its product from government and commercial payors.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

B.           Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands, Singapore and Australia and its 56% owned subsidiary in Japan.  As part of the acquisition of the Bravo pH monitoring business from Medtronic, Inc., the Company acquired 100% of the shares of Endonetics, Inc.  The accounts of the subsidiaries are consolidated from the date of their inception, except for the accounts of Endonetics, Inc., which are consolidated from December 8, 2008, the closing date of the Bravo acquisition. All the subsidiaries were established for the purpose of marketing and selling the Company’s products, except Endonetics, Inc. which holds a number of intellectual property assets related to the Bravo business and is not an operating entity. All intercompany balances and transactions have been eliminated in consolidation.  As of December 31, 2008, the Company considers itself operating in only one segment.

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
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

E.           Allowance for doubtful accounts receivable – trade (cont’d)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2008 is as follows:

	Year ended December 31,
	2008	2007	2006

Opening balance	$329	$787	$431
Provision	10	(79)	356
Write-offs	(129)	(379)	-

Closing balance	$210	$329	$787

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

H.           Marketable securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). As of December 31, 2008, marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as “available-for-sale”. As of December 31, 2007 marketable securities were classified as “held-to-maturity”.

During the first quarter of 2008, in light of the turmoil in the U.S financial markets, the Company decided to transfer its “held-to-maturity” securities into the “available-for-sale” category.

Held-to-maturity debt securities are securities that the Company has the ability and intent to hold until maturity and are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.

A decline in the market value of any “held-to-maturity” security below cost, that is deemed other than temporary, will result in a reduction in the carrying amount to fair value and a corresponding impairment.  The impairment is charged to earnings and a new cost basis for the security is established. During 2006 and 2007 no impairment charge was recognized.

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
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

H.           Marketable securities (cont’d)

Available-for-sale securities are recorded at fair value. Changes in fair value based on closing market prices of the securities at balance sheet date are recorded directly to shareholders’ equity as accumulated other comprehensive income (loss). A decline in market value of available for sale security below cost deemed “other than temporary” will be charged to the statement of operations when it occurs.

I.           Fixed assets

Fixed assets are stated at cost.  Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and software	33
Instruments and laboratory equipment	15
Leasehold improvements	10
Motor vehicles	15
Machinery and equipment	15
Communication equipment	15
Office furniture and equipment	10-15

Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception.  Such assets and leasehold improvements are depreciated and amortized, respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

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

J.           Definite-life Intangible assets

Definite-life intangible assets acquired in a business combination in December 2008 consist mainly of acquired technology, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (see note 16).

Legal expenses related to patents and trademarks registration have been capitalized and amortized over the remaining life of the assets, which is generally 8 years.

Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s website that are capitalized and amortized in accordance with EITF 00-2) “Accounting for website development costs” over their estimated useful life which is generally 3 years.

Definite - life intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

K.	Goodwill

Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business acquired in December 2008 over the fair value of net assets (see note 16 A) and the excess of the cash invested over the fair value of the Company’s share in the net assets of its subsidiary in Japan adjusted to an impairment of approximately $ 300 as of December 31, 2008 (see also note 16 B).

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite life intangible assets are not amortized but rather tested for impairment at least annually.

L.	Stock compensation plans

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

Stock-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2006 and 2007 and 2008 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures.  SFAS No. 123R required forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Basic and diluted Earnings (loss) per Ordinary Share are presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented.  Basic Earnings (loss) per Ordinary Share is calculated by dividing the net Earnings (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding.  The Diluted Earnings (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options had been exercised.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

N.           Earnings (loss) per Ordinary Share

The following table summarizes information related to the computation of basic and diluted Earnings (loss) per Ordinary Share for the years indicated.

	Year ended December 31,
	2008	2007	2006

Net profit (loss) attributable to Ordinary Shares	$4,006	$15,185	$(1,508)

Weighted average number of Ordinary Shares outstanding
used in basic Earnings (loss) per Ordinary Share
Calculation	29,254,035	28,961,968	28,053,849

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	1,544,325	2,068,491	-

Weighted average number of Ordinary Shares outstanding
used in diluted Earnings (loss) per Ordinary Share
Calculation	30,798,360	31,030,459	28,053,849

Basic Earnings (loss) per Ordinary Share	$0.14	$0.52	$(0.05)

Diluted Earnings (loss) per Ordinary Share	$0.13	$0.49	$(0.05)

Number of options excluded from the
diluted Earnings per share calculation
because of anti-dilutive effect	5,461,047	1,881,033	4,114,604

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

O.           Use of estimates

The preparation of the consolidated financial statements, in accordance with generally accepted principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts and sales returns; deferred tax assets, fixed assets, inventory, investments, share-based compensation; income tax uncertainties and other contingencies. Actual results could differ from those estimates.

P.           Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, are deferred and recognized ratably over the term of the support period, which is generally one year.

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

Q.	Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a reduction of research and development expenses.

R.           Taxes on income

The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes” (“Statement 109”). Under Statement 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carryforwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized.  The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

R.           Taxes on income (cont’d)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”   (“FIN 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.
The Company’s accounting policy is to accrue interest related to unrecognized tax benefits as a component of interest expense while penalties are included in general and administrative expenses in the consolidated statements of operations.

S.           Research and development costs

Research and development costs are expensed as incurred.

In connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to In-process research and development acquired in a Business Combination in operating expense at the acquisition date.

T.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products.  The balance sheet provision for warranties is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

U.           Concentration of credit risk

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

V.           Comprehensive Income

For the years ended December 31, 2006 and 2007, comprehensive income (loss) equals net profit (loss). For the year ended December 31, 2008, comprehensive income of $3,406 is comprised of a net profit in the amount of $4,006 and unrealized losses on available-for-sale debt securities in the amount of $600.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

W.           Accounting pronouncements adopted in 2008

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement" (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company adopted Statement 157 beginning on January 1, 2008. The FASB announced a one-year deferral of Statement 157's fair-value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB No. 115" (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value.

X.           Recent accounting pronouncements

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Non controlling Interests in Consolidated Financial Statements– an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company believes adopting Statement 141R and Statement 160 will not have a material impact on its results of operations and financial position.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated results of operations and financial position.

On October 10, 2008, the FASB issued FSP FAS 157-3 to clarify the application of FASB Statement No. 157, in an inactive market and to illustrate how an entity would determine fair value in an inactive market. The FSP augments the guidance in a Questions and Answers document that was released jointly by the SEC Chief Accountant’s Office and FASB Staff. The FSP is effective immediately and applies to prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have an impact on the Company’s consolidated results of operations and financial position.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 2 - Cash and Cash Equivalents
	December 31
	2008	2007

Denominated in U.S. dollars	$18,401	$22,877
Denominated in New Israeli Shekels	3,118	2,022
Denominated in Euros	4,422	6,642
Denominated in Australian dollars	277	1,102
Denominated in Singapore dollars	216	168
Denominated in Japanese Yen	5,263	4,292

	$31,697	$37,103

Note 3 - Accounts Receivable - Other
	December 31
	2008	2007

Government institutions	$3,434	$2,118
In Scope (Note 8C)	-	7,620
Other	1,228	647

	$4,662	$10,385

Note 4 - Inventories
	December 31
	2008	2007

Raw materials and components	$9,651	$7,733
Work-in-progress	3,024	2,941
Finished goods	6,256	5,286

	$18,931	$15,960

Note 5 - Marketable Securities

As of December 31, 2007 and 2008, marketable securities consist of U.S. government bonds and corporate bonds.

During the first quarter of 2008, and in light of the turmoil in the US financial markets, the Company decided to transfer its “held-to-maturity” securities into the “available-for-sale” category.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 5 - Marketable Securities (cont’d)

The transfer of the “held-to-maturity” securities into the “available-for-sale” category as described above, generated accumulated other comprehensive loss of $364, presented in the statement of shareholders’ equity as “unrealized losses on available for sale securities”.

As of December 31, 2008 the Company held approximately $23.4 million of U.S government or government agencies marketable securities and approximately $20.9 million of marketable corporate debt securities. During 2008 the Company recorded $600 of unrealized losses from corporate bonds. Proceeds from the sale of available-for-sale securities were $67.7 million in 2008; gross realized losses included in finance income in 2008 were $400.

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale and held-to-maturity debt securities by major security type and class of security at December 31, 2008 and 2007 are as follows:

	Carrying amount	Gross unrealized holding gains	Gross unrealized holding (losses)	Fair value

At December 31, 2008
Available- for- sale:
U.S government or government agencies	$22,967	$407	$-	$23,374
Corporate debt securities	21,950	35	(1,042)	20,943
Total At December 31, 2008	44,917	442	(1,042)	44,317
Total At December 31, 2007	$-	$-	$-	$-

At December 31, 2008:
Held- to- maturity:
U.S government or government agencies	-	-	-	-
Corporate debt securities	-	-	-	-
Total at December 31, 2008	-	-	-	-
Total at December 31, 2007	64,820	-	(802)	64,018

Maturities of debt securities classified as available-for-sale and held-to-maturity were as follows at December 31, 2008:
	Carrying
	Amount	Fair value

Available- for- sale:
Current maturities	$14,889	$14,254
Due after one year through five years	30,028	30,063
	$44,917	$44,317

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 5 - Marketable Securities (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 were as follows:

	Less than 12 months		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value

Available for sale:
U.S government or government agencies–	-	4,629	-	23,374
Corporate debt securities	863	9,624	1,042	20,943
	863	14,253	1,042	44,317

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions  Since the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

Note 6 - Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31
	2008	2007

Computers and software	$9,026	$6,957
Instruments and laboratory equipment	1,367	1,077
Leasehold improvements	4,743	4,600
Motor vehicles	233	186
Machinery and equipment	16,120	16,060
Communication equipment	475	492
Office furniture and equipment	1,857	1,797

Fixed assets, at cost	33,821	31,169

Accumulated depreciation	(18,706)	(15,747)

Fixed assets at cost, less accumulated depreciation	$15,115	$15,422

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were $3,599, $4,055, and $4,378, respectively. During 2008, the Company wrote off manufacturing equipment which was no longer in use. This resulted in a charge of $427 recorded in operating expenses- other on the consolidated statement of operations.

As of December 31 2007 and 2008, the cost of fixed assets under capital lease was $571 and $607 respectively, and the accumulated depreciation was $49 and $117 respectively.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 7 - Intangible Assets, at Cost, Less Accumulated Amortization

	December 31
	2008	2007

Capitalized patents and trademarks	$6,560	$5,545
Web site development	1,214	1,165
Software development	647	647
Patents, trademarks and trade names acquired in a business combination (note 16)	6,400	-
Customer relationships acquired in a business combination (note 16)	1,800	-

Intangible assets at cost	16,621	7,357

Accumulated amortization	(4,554)	(3,774)

Intangible assets, less accumulated amortization	$12,067	$3,583

Amortization expenses for the years ended December 31, 2006, 2007 and 2008 were $638, $716 and $805 respectively. Estimated amortization expenses for the next five years are: $1,617 in 2009, $1,505 in 2010, $1,401 in 2011, $1,322 in 2012 and $1,194 in 2013. During 2008, the Company wrote off patent and trademarks which are no longer expected to be used. This resulted in a charge of $ 89 recorded in Operating expenses - other in the consolidated statement of operations.

Note 8 - Commitments and Contingencies

A.	Office of the Chief Scientist Grants

Through December 2007, the Company’s research and development efforts had been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).  In return for the OCS’s participation, the Company was committed to pay royalties to the Israeli Government at the rate of 3% of the sales of its products for each of the first three years of the launch of the related product and, from the fourth year onwards, at the rate of 3.5% up to 100% of the amount of the grants received, plus LIBOR interest. The Company was entitled to the grants only upon incurring research and development expenditures.  There were no future performance obligations related to the grants received from the OCS.  During December 2007, the Company made an early repayment of all its outstanding royalty obligation and accrued interest of $4,843 to the OCS.  This repayment resulted in a one-time charge of $4,843 presented as an early repayment of royalty bearing government grants in the Company’s consolidated statement of operations.

The Company continues to participate in other non-royalty bearing programs of the OCS.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 8 - Commitments and Contingencies (cont’d)

B.           Operating leases

The Company and its subsidiaries currently lease office space and manufacturing space for periods of up to an additional 12 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel.  This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities.  Under this lease agreement, the Company will pay approximately $1,570 a year in rent and management fees.  These payments are subject to adjustments based on changes in the Israeli Consumer Price Index.  In addition, to secure its obligations under the lease, the Company provided a bank guaranty in the amount of approximately $790 in favor of the lessor.  The lease expires on December 31, 2015.  The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $196 to guarantee their performance under the terms of the lease agreements.

The Company is committed to minimum annual payments over the next five years as follows:

	Capital leases	Operating leases

2009	$149	$3,989
2010	149	3,261
2011	149	2,628
2012	116	2,167
2013 and thereafter	26	5,251
	$589	$17,296

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2006, 2007 and 2008 was $9, $25 and $56 respectively.

Rental expenses under the lease agreements for the years ended December 31, 2006, 2007 and 2008 were $2,914, $3,484 and $4,338 respectively.

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
(In thousands except share data)

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
$8,820

The Agreement and each party’s rights and obligations were terminated in January 2008.

The termination payments of $7,620 were recognized in the Company’s consolidated financial statements for the year ended December 31, 2007.

Pursuant to the early termination and the change in the remaining life of the Agreement, the Company has amortized the remaining deferred income balance at the date of termination of $20,683 over the remaining term of the Agreement of two months. As a result, the Company has recognized income of $22,860 in its consolidated statement of operations for the year ended December 31, 2007, under “Termination of marketing agreement,” comprised of additional accelerated amortization of $15,240 of previously received milestones, and $7,620 in termination payments. The Company recognized the remaining deferred income of $5,443 in its consolidated statement of operations for the year ended December 31, 2008.

InScope paid $1,200 during December 2007, and the remaining $7,620 was paid during January 2008.

As of December 31, 2007, deferred income includes the following unamortized amounts relating to the Agreement:

Original and additional milestone payments	$5,443
Reimbursement for certain clinical trials	1,200
$6,643

The milestone payments of $5,443 and the reimbursement for clinical trials of $1,200 were recognized in the Company’s consolidated financial statements for the year ended December 31, 2008.

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
(In thousands except share data)

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

Purchases under such agreements with these two suppliers for the years ended December 31, 2006, 2007 and 2008 were $8,875, $6,042 and $10,404, respectively.

(3)
The Company’s annual commitments under agreements with single source and other suppliers (including commitments related to the acquisition of the Bravo business as discussed in Note 16) for the next 5 years are as follows:

2009	$19,169
2010	375
2011	750
2012	1,000
2013 and beyond	9,125
$30,419

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 8 - Commitments and Contingencies (cont’d)

E.           Patent Litigation

In June 2008, the Company settled its patent litigation against Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as “Olympus.” The litigation began in May 2006, was conducted in the United States and was related to the two companies’ respective capsule endoscopy products.

The settlement agreement includes certain worldwide cross-licenses under which each party receives a royalty-free license under all existing patents of the other party for its respective capsule endoscopy products existing as of the settlement date.  The parties also exchanged covenants not to sue on currently available medical device products and agreed to a release of all past causes of action.  The settlement also includes a cross-license under existing and future patents of each party for future capsule endoscopy products, which may include the payment of royalties by either party at a rate to be determined through an agreed upon mechanism.  Finally, as part of the settlement, the Company received a cash payment of $2,330 which was recorded as a reduction of litigation expenses as part of the general and administrative expenses in the statement of operations.

F.           Other Claims

Claims are filed against the company from time to time in the regular course business. The Company’s management believes that these claims are not material individually or in the aggregate to the consolidated financial statements as a whole.

G.           Registration Rights Agreement

In July 2007, the Company's shareholders approved a Registration Rights Agreement between the Company and its major shareholders holding together an aggregate of 43.9% of the Company's ordinary shares (“affiliated shareholders.”). This Registration Rights Agreement has replaced earlier registration rights, which expired in October 2006, granted by the Company in connection with a private placement completed in September 2000, before the Company's initial public offering.

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

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 9 - Accounts Payable - Other
	December 31
	2008	2007

Government institutions	$4,596	$4,766
Liabilities relating to employees	8,292	8,348
Advances from customers	139	21
Warranty	98	338
Commissions	826	1,659
Accrued expenses	3,661	5,880

	$17,612	$21,012

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

Expenses recorded in respect of employee severance payments for the years ended December 31, 2006, 2007 and 2008 are, $862, $ 806 and $1,490 respectively.

The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit.

The Company contributes 3% of an employee's salary subject to regulatory limits.  Employees are vested in the Company's contributions after 30 days of employment.

Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2006, 2007 and 2008 are, $603, $604 and $596 respectively.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 11 - Share Capital

A.           Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are authorized, issued and fully paid.  The Ordinary Shares of the Company are not redeemable and have no preemptive rights.  The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum or articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.

B.	Employees’ and non employees’ stock options

In 2003, the Company adopted a stock option plan for directors, employees and consultants.  The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000.  Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants.  Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2008, 409,271 options out of this plan had not been granted.

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
(In thousands except share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

Committee has authority to grant awards under different terms at its discretion.  The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the Plan. As of December 31, 2008 there were 2,991,587 options outstanding under this plan, and 106,000 shares of restricted stock issued and outstanding under this plan.

Equity awards under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years.  The Company’s current policy is that options granted under the Plan expire five years following the date of the grant.

Generally, where a grant of an award under the plan is the first grant of equity to an employee or consultant, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant.  In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant.  To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration as long as the recipient is providing services to the Company.

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
(In thousands except share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

The fair value of options granted during the years ended December 31, 2007 and 2008 was estimated on the date of grant using the Black - Scholes model, with the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk free average interest rate of 4.75% and 2.59% for the years ended December 31, 2007 and 2008, respectively, which represents the risk free rate of US$ zero - coupon U.S Government Bonds.

3.
Weighted average expected life of 3.75 and 3.41 years for the years ended December 31, 2007 and 2008, respectively, which represents the period for which the options granted are expected to be outstanding.

The expected life of the options granted to employees and directors, is calculated based on the Simplified Method as allowed under Staff Accounting Bulletin No. 110, giving consideration to the contractual term of the options and their vesting schedules.

4.
Expected average volatility of 43.17% and 35.06% for the years ended December 31, 2007 and 2008 respectively, which represents a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ National Market.

The following table summarizes information relating to stock options for Ordinary Shares outstanding and exercisable, as of December 31, 2007 and 2008:

	Options outstanding
Exercise price	Number outstanding at	Weighted average remaining
	December 31, 2008	contractual life (in years)

$1 - $10	488,217	2.95
$10.01-$20	2,542,100	3.87
$20.01-$30	2,275,006	3.84
$30.01-$40	500,816	5.90
	5,806,139

	Options outstanding
Exercise price	Number outstanding at	Weighted average remaining
	December 31, 2007	contractual life (in years)

$1 - $10	438,217	3.73
$10.01-$20	1,687,900	4.64
$20.01-$30	2,308,687	4.81
$30.01-$40	499,066	6.90
	4,933,870

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

The stock option activity under the Plans is as follows:
		Weighted average	Weighted average
	Number of shares	exercise price	grant date fair value

Balance at December 31, 2006	4,114,604
Granted	1,453,392	$26.08	$10.22
Forfeited	(44,864)	24.40	12.26
Exercised	(589,262)	7.26	5.12
Balance at December 31, 2007	4,933,870

Balance at December 31, 2007	4,933,870
Granted	990,350	$15.91	$4.98
Forfeited	(102,081)	20.79	8.69
Exercised	(16,000)	15.73	7.91
Balance at December 31, 2008	5,806,139

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2008 and related changes during the year ended December 31, 2008:

		Weighted average grant
Non-vested options	Number of Shares	date fair value

Balance at January 1, 2008	2,202,466	$9.18
Granted	988,850	4.96
Vested	(577,545)	8.71
Forfeited	(93,395)	8.58
Balance at December 31, 2008	2,520,376	8.20

As of December 31, 2008, unrecognized compensation costs related to non-vested options aggregated $12,265 to be recognized over a weighted average period of 1.54 years.

The aggregate intrinsic value of options outstanding as of December 31, 2007 and 2008 is $1,344 and $22,442, respectively. The aggregate intrinsic value of options excisable as of December 31, 2008 and 2007, is $1,297 and $19,293, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2008 and 2007, is $45 and $11,039, respectively.

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares will vest in four installments over a period of four years, beginning on May 30, 2007.  On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares will vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is being amortized over the vesting period. Unrecognized compensation costs related to the restricted shares, as of December 31, 2007 and 2008, to be recognized over 3.4 and 2.4 years were $1,211 and $725 respectively, and compensation expenses of $466 and $486 were recognized for the years ended December, 31 2007 and 2008, respectively.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2008	2007	2006

Research and development costs	$307	$406	$569
Selling and marketing expenses	1,756	1,889	1,839
General and administrative expenses	4,855	3,356	2,805

	$6,918	$5,651	$5,213

Note 12 - Revenues

A.	Revenues by activities

	Year ended December 31,
	2008	2007	2006

Workstations and recorders	$14,523	$15,267	$14,104
PillCam SB capsule	103,005	90,614	76,360
PillCam ESO capsule	1,213	1,012	1,438
PillCam Colon capsule	1,465	1,106	-
Patency capsules and scanners	662	523	353
Bravo pH monitoring products	884	-	-
Services	3,356	4,346	2,774

	$125,108	$112,868	$95,029

B.	Revenues by geographic areas

	Year ended December 31,
	2008	2007	2006

Americas	$75,609	$73,849	$67,648
Europe, Middle East and Asia	34,908	27,299	21,642
Asia Pacific	14,591	11,720	5,739

	$125,108	$112,868	$95,029

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 13 - Financial Income, net
	Year ended December 31,
	2008	2007	2006

Currency gains, net	$1,504	$1,456	$778
Interest income	753	1,069	1,639
Income from marketable securities	2,115	3,109	1,849
Other	(368)	(114)	(286)

	$4,004	$5,520	$3,980

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $43.1 million and $42.5 million and with estimated fair values that totaled $520 thousand and $480 thousand at December 31, 2008 and 2007, respectively, were not designated as hedging instruments for accounting purposes. The change in fair value of these contracts of $1,073 thousand, $496 thousand and $(19) thousand for the years ended December 31, 2008, 2007 and 2006, respectively, have been recognized in financial income, net. The periodic net cash (receipts) settlements totaled $45 thousand, $(600) thousand and $262 for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts have been recorded as reductions or additions to financial income, net, in those years.

Note 14 - Taxes on Income

A.           Company

(1)
Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes. Until 2007, the Company was assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits. Starting January 1, 2008, this law was postponed and most of its provisions are not applicable for the 2008 taxable income.

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

Dividend distributions originating from income of an Approved Enterprise will be subject to a withholding tax at the shareholders level at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

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

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 14 - Taxes on Income (cont'd)

A.           Company (cont'd)

Additional provisions of the 2005 amendment to the Encouragement of Capital Investments Law – 1959 which apply to the Company are as follows:

a.
Companies that meet the criteria of the Alternative Path of tax benefits will receive those benefits without prior approval.  In addition, there will be no requirement to file reports with the Investment Center.  Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternative Path. Audit will take place via the Income Tax Authorities as part of the tax audits.  Request for pre-ruling is possible.

b.	Tax benefits of the Alternative Path include lower tax rates or zero tax depending on the investment zone and the path chosen, lower tax rates on dividends and accelerated depreciation.

c.	In order to receive benefits in the Grant Path or the Alternative Path, the Industrial Enterprise must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

The amendments to the Law do not apply retroactively for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

(2)
As of December 31, 2008, the Company has net operating loss carryforwards in Israel of approximately $4,400 and $10,000 which are available to offset future regular taxable income and taxable capital gains respectively for indefinite period.

(3)	As explained above, the Israeli Company is exempt from tax for a ten-year period. Therefore, the Israeli Company has not recorded deferred tax assets and liabilities.

(4)
In 2005 tax legislation was passed in Israel which provided a gradual reduction in the corporate tax rate as follows: 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will also be subject to tax of 25%.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 14 - Taxes on Income (cont’d)

B.	Foreign subsidiaries

At December 31, 2008, all of the Company’s subsidiaries had local, federal and state accumulated net operating loss carryforwards of approximately $39,800. Federal state and tax loss carryforwards in the U.S subsidiary, totaling approximately $10,500 will expire through 2023. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $16,400 will expire through 2015. Operating loss carryforwards in the German, French and Australian subsidiaries amounted to approximately $8,100, $4,200 and $600, respectively, can be carried forward indefinitely.

C.	Profit (loss) before tax and income tax benefit (expense) included in the consolidated statements of operations

	Year ended December 31
	2008	2007	2006

Profit (loss) before taxes on income and minority share:
Israel	$2,536	$13,438	$3,459
Foreign jurisdiction	(367)	4,792	(6,174)
	2,169	$18,230	$(2,715)

Current taxes:
Israel	$(286)	$(3,669)	$(200)
Foreign jurisdiction	208	(855)	(82)
	$(78)	$(4,524)	$(282)

Deferred taxes:
Israel	$-	$-	$-
Foreign jurisdiction	$(172)	(24)	155
	$(172)	$(24)	$155

Income tax expense	$(250)	$(4,548)	$(127)

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 14 - Taxes on Income (cont’d)

D.	Deferred taxes (cont’d)

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31
	2008	2007

Tax loss carryforwards of subsidiaries	$11,076	$7,636
Other timing differences	1,109	2,397

Total gross deferred tax assets	12,185	10,003
Valuation allowance	(11,007)	(8,683)

Net deferred tax asset	$1,178	$1,350

The Company adjusted the footnote presentation of its 2007 deferred tax asset and its related valuation allowance and reserve for unrecognized tax benefits to conform to the presentation in 2008. This adjustment had no impact on any line items within the balance sheet, statement of operations or statement of cash flows (see also 14 F below).

The net changes in the total valuation allowance for the years ended December 31, 2006, 2007 and 2008 are $789, $1,446 and $2,324 respectively.

E.	Reconciliation of the statutory tax benefit (expense) to actual income tax benefit (expense)

	Year ended December 31,
	2008	2007	2006
Profit (loss) before taxes on income and minority share	$2,169	$18,230	$(2,715)
Tax rate	0%	0%	0%
Computed expected tax	-	-	-
Increase in unrecognized tax benefits	(320)	(2,901)	-
Permanent difference related to share based compensation expenses and Other	2,034	1,256	(200)
Change in valuation allowance	(2,324)	(1,446)	(789)
Foreign tax rate differential	360	(1,457)	862

Income tax expense	$(250)	$(4,548)	$(127)

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

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

The German tax authorities commenced an examination of the Company's subsidiary income tax returns in Germany for the years 2001 through 2004 that is anticipated to be completed by the end of 2009. The Company believes that this tax audit will be finalized with a tax adjustment to previously filed tax returns as reflected in the reserve for unrecognized tax benefits.

The Israeli tax authorities commenced an examination of the Company's income tax returns in Israel for the years 2004 through 2007 that is anticipated to be completed by the end of 2009. The Company expects that as a result of the tax audit, it is more likely than not that its net operating loss carryforwards in Israel will be adjusted. This adjustment may cause the Company to amend its 2004 through 2007 tax filings which may affect the commencement date of benefits provided under the Approved Enterprise as will be agreed with the tax authorities.

As discussed in 14 D above, due to uncertain tax position affecting the total tax loss carryforward in one of the Company’s subsidiaries, the Company adjusted the footnote presentation of its December 31, 2007 reserve for unrecognized tax benefits to conform to the presentation in 2008. This adjustment included in table below had no impact on any line items within the balance sheet, statement of operations or statement of cash flows

A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, is as follows:

	2008	2007

Balance at January 1	$6,771	3,870
Additions based on tax positions related to the current year	180	2,901
Additions for tax positions of prior years	140	-
Reductions for tax positions of prior years	-	-
Settlements	-	-
Balance at December 31	$7,091	6,771

Unrecognized tax benefits in the amount of $7,091, if recognized, would affect the effective tax rate of the Company.

During the year ended December 31, 2007 and 2008 the Company recorded approximately $99 and $415 in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued $99 and $514 in the balance sheets as of December 31, 2007 and 2008, respectively.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 15 - Fair Value of Financial Instruments

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

Note 16 - Acquisition and Investment

A.            Acquisition of Bravo pH monitoring business

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. (“Medtronic”) for $20,000 in cash. For accounting purposes, the transaction was valued at $ 20,501 (including transaction costs of $501).

Medtronic will supply the Bravo system to the Company during a 12-month transition period ending December 8, 2009. The acquired Bravo business consists of intangible assets related to the core technology of the business, manufacturing equipment, customer relationships, in-process research and development, shares in a wholly owned subsidiary of Medtronic holding a number of intellectual property assets and goodwill. A small percentage of the purchase price has been put in escrow and its payment is contingent upon Medtronic completing on schedule the development of a new capsule delivery system already underway.  Additional small percentage of the purchase price has been put in escrow to secure Medtronic’s indemnity obligations under the acquisition agreement.  During the transition period (until December 2009), the Company intends to complete the transition of the Bravo system manufacturing operations to Israel.

During the 12 month transition period, Medtronic will continue to supply the Bravo products to the Company.  The Company has agreed to purchase a minimum number of units of the Bravo capsule, and delivery systems at an agreed upon price, and a number of notebook computers, including proprietary software required to interpret the pH test results, also at an agreed upon price.  The Company also assumed Medtronic’s commitment to suppliers in the amount of approximately $579, mostly related to open purchase orders from third party suppliers for components of the Bravo system.

The Bravo system is the only wireless, catheter-free pH test for GERD. The Bravo system uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. The Company intends to market the Bravo system through its direct sales force and distribution chain through out the world . Currently, the Bravo business is primarily focused on the market in the United States.
The acquisition was accounted for by the purchase method. The results of operations of the Bravo business were included in the consolidated financial statements of the Company commencing December 2008. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired according to a valuation performed by a third party.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 16 - Acquisition and Investment (cont’d)

A.           Acquisition of Bravo pH monitoring business (Cont’d)

The following table summarizes the estimated fair values of the assets acquired:

Property, plant and equipment	$250
Identifiable intangible assets:
Patents of core technology	5,000
Customer relationships	1,800
Trademarks and trade name	1,400
In-process research and development	4,700
Goodwill	3,510
Total assets acquired	16,660

Prepayments for inventory supply and future R&D services	3,841

Purchase price allocated (including transaction costs of $501)	$20,501

An amount of $4,700 of the purchase price was allocated to the estimated fair value of purchased in-process research and development, which, as of the closing date of the acquisition, had not reached technological feasibility and had no alternative future use, and, in accordance with US GAAP, was charged to operating expenses upon acquisition.

Identifiable intangible assets, including purchased in-process research and development, were valued utilizing a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

The purchase price allocated to patents of the existing core technology, customer relationships, trade names and trademarks is being amortized using the straight line method over a period of 8 years to 20 years, which approximate their expected useful lives.

B.	Investment in the Japanese Subsidiary

On January 29, 2008, the Board of Directors of Given Imaging KK (“Given K.K”) approved an additional round of financing of $8 million (in Japanese Yen) with its three existing shareholders. Each shareholder had been asked to invest an amount according to its respective share in Given K.K. The Company and one additional shareholder invested a total $5.2 million, of which the Company’s portion was $4.1 million. The third shareholder declined its option to make an investment. Consequently, the Company’s ownership in Given K.K has increased from its current 51% controlling interest to 56%. As a result, the Company recorded the excess of assets received due to the increase in ownership over the amount invested as goodwill in the amount of approximately $900. Following the annual impairment test as of December 31, 2008, this goodwill was impaired by approximately $300 thousands.

Given Imaging Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 17- Dividend

On February 10, 2009, the Board of Directors decided to declare and distribute a dividend of $0.54 per share. This divident was paid on March 11, 2009. In making the decision to pay the dividend, the Board reviewed the Company's current and projected liquidity, its anticipated operating performance, and its growth strategies. No additional dividends are currently anticipated.

Note 18 - Subsequent Events

On January 20, 2009, the Company announced the expansion of its distribution relationship with Fuji Film. The Company entered a non-exclusive distribution agreement with Fuji Film to market and sell the Company’s products in Japan to customers in the gastroenterology and radiology Market.