Form 20-F
period 2009-12-31
GIVEN IMAGING LTD
filed 2010-03-26
CIK 1126140

As filed with the Securities Exchange Commission on March 26, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009:

29,370,972 Ordinary Shares, par value NIS 0.05 per share

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

GIVEN IMAGING LTD.

i

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

In addition, forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or

ii

achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to obtain regulatory clearance for our products in one or more countries and adverse changes in regulatory environment, (2) our ability to have successful clinical trials and to provide evidence of the clinical and economic effectiveness of our products, (3) our success in implementing our sales, marketing, research and development and manufacturing plans, (4) continuous supply of certain product or system components by third party suppliers, (5) protection and validity of patents and other intellectual property rights, (6) the impact of currency exchange rates, (7) the effect of competition by other companies, (8) the outcome of future litigation, (9) the reimbursement policies for our product from third-party payors, (10) changes and reforms in applicable healthcare laws and regulations, (11) our ability to integrate acquired businesses, (12) quarterly variations in operating results, (13) the possibility of armed conflict or civil or military unrest in Israel, (14) the impact of macro economic and market conditions in our main markets, and (15) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in this Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Except for the Company’s ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

The selected consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007, have been derived from our audited consolidated financial statements not included in this Form 20-F, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial information set forth below in conjunction with our audited consolidated financial statements and the related notes as well as Item 5 — “Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2005	2006(1)	2007(1)	2008(1)	2009(1)
	(In Thousands, Except Share and per Share Data)
Statements of Operations Data:
Revenues	$86,776	$95,029	$112,868	$125,108	$141,763
Cost of revenues	(22,070)	(24,154)	(29,721)	(33,001)	(33,145)
Early repayment of royalty bearing government grants	—	—	(4,843)	—	—
Gross profit	64,706	70,875	78,304	92,107	108,618
Operating expenses:
Research and development, gross	(8,833)	(12,678)	(12,847)	(15,126)	(17,842)
In-process research and development acquired in a business combination	—	—	—	(4,700)	—
Government grants	1,244	1,867	1,242	1,530	1,109
Research and development, net	(7,589)	(10,811)	(11,605)	(18,296)	(16,733)
Sales and marketing	(43,281)	(50,732)	(55,446)	(60,902)	(61,428)
General and administrative	(9,657)	(16,027)	(20,981)	(19,320)	(18,919)
Termination of marketing agreement	—	—	22,860	5,443	—
Other, net	—	—	(422)	(867)	(1,220)
Total operating expenses	(60,527)	(77,570)	(65,594)	(93,942)	(98,300)
Operating profit (loss)	4,179	(6,695)	12,710	(1,835)	10,318
Financial income, net	762	3,980	5,520	4,004	1,584
Profit (loss) before taxes on income	4,941	(2,715)	18,230	2,169	11,902
Income tax benefit (expense)	286	(127)	(4,548)	(250)	1,542
Net profit (loss)	5,227	(2,842)	13,682	1,919	13,444
Net loss attributable to non-controlling interest	1,116	1,334	1,503	2,087	891
Net profit (loss) attributable to shareholders	$6,343	$(1,508)	$15,185	$4,006	$14,335
Basic earnings (loss) per ordinary share(2)	$0.23	$(0.05)	$0.52	$0.14	$0.49
Diluted earnings (loss) per ordinary share(2)	$0.21	$(0.05)	$0.49	$0.13	$0.47
Weighted average number of ordinary shares used in computing basic earnings (loss) per ordinary share(2)	27,781,223	28,053,849	28,961,968	29,254,035	29,281,297
Weighted average number of ordinary shares used in computing diluted earnings (loss) per ordinary share(2)	29,695,164	28,053,849	31,030,459	30,798,360	30,423,162

	As of December 31,
	2005	2006	2007	2008	2009
	(In Thousands)
Balance Sheet Data:
Cash and cash equivalents	$65,356	$44,510	$37,103	$31,697	$46,458
Short term investments	288	17,245	23,191	28,509	31,736
Working capital	86,217	79,015	74,996	85,154	100,586
Marketable securities	21,664	34,769	41,629	30,063	16,956
Total assets	149,110	158,177	177,316	177,915	185,720
Long-term liabilities	24,246	22,838	3,938	5,084	5,886
Total liabilities	47,005	46,892	41,725	31,751	33,114
Accumulated deficit(3)	(49,404)	(50,912)	(35,727)	(31,721)	(33,185)
Total shareholders’ equity	102,044	107,786	133,595	144,171	151,928

(1)	Effective January 1, 2006, we have adopted SFAS 123(R), which requires us to recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees, over their respective vesting period. Accordingly, our operating expenses in 2006, 2007, 2008 and 2009 include a total of $5.2 million, $5.7 million, $6.9 million and $7.3 million, respectively, of additional compensation expense allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed.
(2)	See Note 1M of the notes to our consolidated financial statements for an explanation of the number of shares used in computing earning (loss) per share data.
(3)	In March 2009 we paid a dividend of approximately $15.8 million. See Note 18 of the notes to our consolidated financial statements.

RISK FACTORS

We face a number of risks that may adversely affect our business, financial condition and operating results. The risks described below are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

If we are unable to manufacture, market or sell the PillCam capsules, our revenues may decline significantly or we may not be able to maintain our expected annual growth rate.

A substantial portion of our revenues to date has resulted from sales of the PillCam SB capsule. We expect that a substantial majority of our revenues for the foreseeable future will continue to come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $110 million, or 78%, of our revenues in 2009, $103 million, or 82%, in 2008 and $90.6 million, or 80%, of our revenues in 2007. In addition, we expect sales of PillCam COLON and, to a lesser extent, PillCam ESO, to increasingly contribute to our revenues in the future. If we are unable to manufacture, market or sell the PillCam capsules, and PillCam SB in particular, for any reason, including, for example, product recall, natural disaster, unavailability of components, war in Israel or as a result of a legal action against us, our revenues may decline significantly or we may not be able to maintain our expected annual growth rate. For discussion on our disaster preparedeness, see Item 4 — “Information on the Company — Manufacturing — Manufacturing Facilities and Disaster-Preparedness.”

Our future growth depends in part on our ability to market the PillCam SB capsule for additional indications other than obscure gastrointestinal bleeding.

The PillCam SB capsule has been cleared for marketing by the United States Food and Drug Administration, or FDA, for the visualization and detection of abnormalities of the small intestine. In recent years, sales of PillCam SB capsules have accounted for the significant majority of our revenues. To date, the PillCam SB capsule has been used primarily for detecting of obscure gastrointestinal bleeding, or OGIB. Our ability to expand the use of the PillCam SB capsule for the detection of additional small bowel abnormalities, such as Crohn’s disease, depends substantially on our ability to provide clinical evidence and economic analysis supporting such expanded use, our ability to educate and train our customers on these expanded use opportunities and our ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If we are unable to expand the use of the PillCam SB capsule beyond OGIB, sales of the PillCam SB capsule may decline or not increase as we expect.

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

Since sales of our PillCam SB capsule accounts for a substantial majority of our revenues, the level of recurring orders of our PillCam SB capsule by our customers is an important factor in growing our revenues. We are seeking to increase the level of recurring orders by a number of methods directed to increasing utilization of the PillCam capsules by physicians, including focused selling and marketing activities, frequent contact with our customers, supporting reimbursement and product concerns, improving reimbursement coverage, generating supporting clinical evidence to expand indications, educating physicians regarding the clinical benefits of the PillCam capsule, increasing operating efficiencies of our system to the benefit of physicians and collaborating with strategic industry participants. Increasing the level of recurring orders by our customers is also important to attracting new customers to purchase and use the Given System. If we are unable to increase utilization of our workstations and the level of recurring orders of our PillCam SB capsule, we may not be able to achieve the revenues necessary to maintain our growth rate.

If we are unable to market and sell our PillCam COLON capsule, particularly in the United States, we may miss a significant market opportunity and may not grow as we expect.

We have had limited sales of our first-generation PillCam COLON capsule in Europe since 2007. In February 2008, the FDA determined that, based on then available clinical data, the first-generation PillCam COLON capsule was not substantially equivalent to any marketed device in the United States for visualization of the colon and, therefore, could not be cleared for marketing in the United States, our biggest market, through the relatively quick 510(k) process. There can be no assurance that we will be able to receive FDA clearance for future generations of this capsule in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization or screening of the colon. Our ability to market and sell the PillCam COLON successfully depends on one or more of the following:

•	Our ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule.
•	Receipt of FDA marketing clearance in the United States: We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.
•	The existence of clinical data sufficient to support the use of the PillCam COLON for visualization or screening of the colon as compared to other colon visualization or screening methods: If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell this capsule or physicians may be reluctant to use it.
•	The availability of sufficient clinical and cost-effectiveness data for physicians to use PillCam COLON in their practice, for the American Medical Association, or AMA, to provide a favorable permanent “current procedural terminology,” or CPT, code and for private third-party payors to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure.
•	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule that is accepted by physicians and patients.
•	The absence of other safe and effective colon cancer screening products, which, if brought to market by third parties, could make the PillCam COLON capsule obsolete.

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

Our ability to market and sell our PillCam ESO capsule depends significantly on our ability to expand the use of the PillCam ESO capsule. To date, PillCam ESO has been used by physicians primarily to visualize esophageal varices, a condition prevalent in patients suffering from cirrhosis, a chronic liver disease. However, due to the limited prevalence of esophageal varices in the general population, we believe the market opportunity for the use of the PillCam ESO capsule is limited. We believe another market opportunity for our PillCam ESO capsule may be in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices. However, in order to successfully market and sell the PillCam ESO capsule in the detection of GERD, we must first develop a commercial plan, establish the cost effectiveness of using PillCam ESO for GERD, generate and present clinical data supporting this use and, subsequently, obtain adequate reimbursement coverage. Our ability to expand the use of the PillCam ESO capsule depends substantially on our ability to convince additional third-party payors to provide reimbursement coverage for this capsule for the varices indication, the adequacy of such coverage and our ability to develop a commercial plan and generate and present clinical data supporting reimbursement for the GERD indication. If we are unable to do so, sales of the PillCam ESO capsule may not grow as we expect or at all.

If our estimates regarding the Bravo pH monitoring business are materially incorrect, we may not be able to grow our revenues and profitability as we expect.

In December 2008, we acquired the Bravo pH monitoring business from Medtronic, Inc, or Medtronic. In 2009, the Bravo pH monitoring business contributed significantly to our revenue growth in the United States. We expect that future growth in the United States will continue to depend, in part, on our ability to grow the Bravo pH monitoring business. Since we are new to the field of pH monitoring and have limited operating history with the Bravo product, our growth estimates may be materially incorrect. As a result, the Bravo pH monitoring business may not positively impact our financial results or grow as we expect.

If we are unable to handle the manufacturing and operations of the Bravo pH monitoring business successfully, our revenues may not grow as we expect, our gross margins may suffer and we may lose market share to our competitors in the pH monitoring market.

During 2009, in connection with our acquisition of the Bravo pH monitoring business from Medtronic, we transferred the manufacturing line of the Bravo capsules and delivery system to Israel and integrated the Bravo pH monitoring business into our company. During this transition period, we were dependent significantly on Medtronic to ensure uninterrupted supply of the Bravo system and we have limited independent operating history with this product. If we are unable to conduct manufacturing and operational activities successfully on our own, our revenues may not grow as a result of this acquisition as we expect, our gross margins and expected profitability may suffer or we may lose market share to our competitors in the pH monitoring market.

We may lose market share and our revenues and gross margins may be negatively affected due to increasing competitive pressure from other capsule endoscopy manufacturers.

Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe, Japan, Australia and other countries. In addition, other companies in South Korea and China are selling capsule endoscopy systems for the small bowel in Europe, Asia and Australia and possibly other countries and may be selling these systems at a lower price than ours. If we are unable to compete effectively in the marketplace against these and other competing systems, we may lose market share, experience delays in completing sales as a result of longer decision making process among potential customers, or experience erosion of our gross margins as a result of growing price pressure.

We face competition from large, well-established manufacturers of traditional technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general which compete for the limited capital expenditure budgets of customers.

Competition for our capsule endoscopy products also comes from traditional technologies for detecting gastrointestinal disorders and diseases, such as traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Hoya, and Fuji Film. The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, a division of Siemens AG, Philips Medical Systems Ltd. and Toshiba Corporation. These companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If we are unable to convince physicians to adopt our capsule endoscopy products over the current technologies marketed by our competitors, our results of operations may suffer. For details regarding our cooperation agreement with Fuji Film, see Item 4 — “Business Overview — Competition.”

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

Protection of our technology is key to our future success. We rely on patent protection, as well as a combination of copyright, trade secret, design and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection in terms of duration, geographic scope or otherwise, and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Currently, many of our patent applications are still pending and we will be able to use them to protect our technology against potential competitors only after they are issued. The process of issuing a patent may sometimes be lengthy and may not always result in issued patents in a form that will be advantageous to us or at all. Our patents and applications cover particular aspects of our products and technology and may be challenged, invalidated or circumvented by third parties. There may be other effective technologies, designs or methods relating to capsule endoscopy. If other effective methods are not covered by our patents or applications and our competitors are able to commercialize products using these methods, it could have an adverse effect on our sales. In addition, our competitors or other parties may obtain patents that will prevent us from using technologies, designs or methods we would like to integrate into our products. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by former employees. The laws and judicial systems of foreign countries may not protect or enable enforcement of our intellectual property rights to the same extent as the laws of the United States or at all. If we do not adequately protect our intellectual property, our competitors or other parties could make products similar to ours and compete more efficiently with us, which could result in a decrease in our market share.

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. While we have attempted to ensure that our products do not infringe other parties’ valid patents and proprietary rights, searches typically performed to identify potentially infringed patents of third parties are not always conclusive and, because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that our product and the methods it employs may be covered by patents held by them. If our products infringe a valid patent, we could be prevented from manufacturing or selling them unless we can obtain a license or redesign the product to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from operating our business.

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

Our objective is to expand the use of our capsule endoscopy system as a platform to be used with a variety of products and indications. We intend to add to our current PillCam capsules by developing and introducing new capsules and products. There can be no assurance that we will be able to develop new products that will enjoy widespread market acceptance as superior offerings to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that can be used in other parts of the gastrointestinal tract. In addition, we may be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing our existing capsule endoscopy products for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive and we cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of new products, we may be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of these new products. If future clinical trials indicate that new products are not as clinically-effective or cost-effective as current methods, or that they may cause unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell these new products or obtain reimbursement coverage, and our growth would be adversely affected.

Any disruption in the United States, our primary market for our products, may result in a material reduction in our revenues and negatively affect our operating results.

Most of our revenues since our inception have been generated from sales in the United States. Sales in the United States accounted for $89.7 million, or 63%, of our revenues in 2009, $74 million, or 59%, of our revenues in 2008 and $72.3 million, or 64%, of our revenues in 2007. Any disruption to our operations or market in the United States resulting from changes in management or the sales team of our U.S. subsidiary, adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside our control, may result in a material reduction in our revenues and negatively affect our operating results.

If we are unable to successfully market and sell our products in Japan, one of our significant potential growth opportunities may be materially and adversely affected.

We sell our products in Japan through Suzuken Co. Ltd., a large Japanese pharmaceutical wholesaler, which also owns approximately 7.0% of our Japanese subsidiary, and through Fuji Medical Co. Ltd., or Fuji Medical, an affiliate of Fuji Film Corporation. Our ability to increase penetration into the Japanese market and grow our business depends significantly on the success of our distributors and our ability to manage multiple non-exclusive distributors in the same territory. In addition, marketing our other products in Japan will require additional, product-specific regulatory clearances. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from twelve months, in the case of products with only very minor modifications from previous cleared product versions, to a few years, in the case of a completely new device. There is no assurance that we will receive regulatory clearances in Japan for any of our additional products. Finally, our main competitor in the field of capsule endoscopy is based in Japan and competition may be intense. If we are unable to successfully market and sell our products in Japan for any of the foregoing or other reasons, one of our significant potential growth opportunities will be materially and adversely affected.

We are subject to extensive regulation by the FDA, including quality regulations, which could restrict the sale and marketing of our products and could cause us to incur significant costs.

FDA regulations may require us to submit for clearance improvements and modifications of our products, including new or improved PillCam capsules and new or improved RAPID software versions, before we are allowed to market them in the United States. FDA regulations also prohibit us from promoting or advertising our cleared products for uses not within the scope of our clearances or making unsupported safety and effectiveness claims. Currently, our capsule endoscopy system has been cleared by the FDA for the detection of abnormalities of the small intestine and visualization of the esophagus. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar FDA actions which could limit product sales or delay or halt product shipment. Additionally, if we are unable to receive FDA clearance for new or improved products, such as PillCam COLON, the marketing and sale of these products will be delayed or cancelled, which in turn may materially and adversely affect our growth potential. Changes in existing regulatory requirements or adoption of new requirements may make it more difficult or prevent us from obtaining marketing clearance for our products in the United States and could materially and adversely affect our financial condition and results of operations.

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

In addition to the United States, Germany, France, Australia, Canada and Israel, where we market and sell our products directly with our own direct sales and marketing organizations, we sell our products in more than 65 other countries through local distributors or representatives. To be able to market and sell our products in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals for all of our products in each country or region in which we plan to market our products. If we modify our products, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell them. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be materially and adversely affected.

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

Federal and state privacy laws may increase the costs of operation and expose us to civil and criminal sanctions.

The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, which we refer to collectively as HIPAA, and similar laws outside the United States, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. The HIPAA privacy rules prohibit “covered entities,” such as healthcare providers and health plans, from using or disclosing an individual’s protected health information, unless the use or disclosure is authorized by the individual or is specifically required or permitted under the privacy rules. Under the HIPAA security rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. While we do not believe that we are a covered entity under HIPAA, many of our customers are covered entities subject to HIPAA. Such customers may require us to enter into business associate agreements, which obligate us to safeguard certain health information we obtain in the course of our relationship with them, restrict the manner in which we use and disclose such information and impose liability on us for failure to meet our contractual obligations.

In addition, under The Health Information Technology for Economic and Clinical Health (HITECH) Act of 2009, which was signed into law as part of the U.S. stimulus package in February 2009, certain of HIPAA’s privacy and security requirements are now also directly applicable to “business associates” of covered entities and subject them to direct governmental enforcement for failure to comply with these requirements. We may be deemed as a “business associate” under HIPAA of some of our customers. As a result, we may be subject as “business associates” to civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH created a new requirement obligating “business associates” to report any breach of unsecured, individually identifiable health information and imposes penalties for failing to do so.

In addition to HIPAA, most U.S. states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many U.S. states have adopted or are considering adopting further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. These U.S. state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we are required to comply with them.

These and other possible changes to HIPAA or other U.S. federal or state laws or regulations, or comparable law and regulations in countries where we conduct business, could affect our business and the costs of compliance could be significant. Failure by us to comply with any of the standards regarding patient privacy, identity theft prevention and detection, and data security may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may damage our reputation and adversely affect our ability to retain customers and attract new customers.

Changes in legislation and government regulation of the healthcare industry, as well as third-party payors’ efforts to control the costs of healthcare, could materially adversely affect our business.

Recently, new legislation was adopted in the United States to implement significant reforms to the healthcare system in the United States. This legislation may, among other things, reduce Medicare provider reimbursement rates, introduce and/or pilot various new patient care and payment models and base reimbursement policies and rates on clinical outcomes and the comparative effectiveness and costs of different treatment technologies and modalities. Various healthcare reform proposals have also emerged at the state level. We cannot predict how healthcare reform initiatives and subsequent regulations, if any, will be implemented at the U.S. federal or state level, or the effect any new legislation or regulation will have on us. Significant changes to the healthcare system in the United States may lower reimbursements for our products, reduce medical procedure volumes and increase operational and other costs, and could materially adversely affect our business and results of operations.

We rely on local distributors to market and distribute our products in most of the territories in which we sell them.

With the exception of Australia, France, Germany, Israel, Canada and the United States, we rely on distributors for the marketing and distribution of our products. Under most of our agreements with local distributors, a distributor is granted the right to market our products for a specified period in a particular country or region, subject to the attainment of minimum sales targets. The distributor is required to prepare and submit to us for our approval a sales plan and to obtain the requisite regulatory and reimbursement approvals for our products. Our success in generating sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. In 2009, we derived $30.9 million, or 21.8%, of our revenues from sales to local distributors, compared to $30.8 million, or 24.6%, in 2008. To date, we have replaced a number of our distributors due to a failure to meet minimum sales targets and for other reasons. If a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor and to train its personnel to market our products and our ability to sell our products in that distributor’s country or region could be adversely affected.

Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.

We depend on single source suppliers for some of the components necessary for the production of our products. For example, we have sole suppliers for the imaging sensor and transmitter of our PillCam capsules and the printed circuit boards embedded in the capsule of the Bravo system. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that we require, we may not be able to find alternative sources for these key components. Although we maintain a strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our products if supply is interrupted, and is subject to risk of loss due to catastrophic events such as fire at a storage facility. As a result, we may be unable to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the identification of a new manufacturer could delay our ability to manufacture our products in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our product ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for our products in a timely manner or within budget.

Conditions in Israel affect our operations and may limit our ability to produce and sell our product which could decrease our revenues.

Our corporate offices, manufacturing facilities (other than our PillCam SB backup production line in Ireland), and research and development facilities are located in Israel. Economic conditions and military conflicts in Israel may directly affect our operations. Armed conflicts between Israel and its neighboring countries and territories occur periodically and a protracted state of hostility, varying in degree and intensity over time, has in the past led to security and economic difficulties for Israel. These hostilities, any escalation thereof or any future armed conflict or violence in the region, could prevent us from using our corporate offices and primary manufacturing facility in Israel, and therefore harm our ability to manufacture and sell our products. For details regarding our disaster recovery plans, see Item 4 — “Business Overview — Manufacturing facilities and disaster-preparedness.”

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

In general, most male and some female citizens and permanent residents of Israel between the ages of 21and 45 are obligated, unless exempt, to take part in annual military reserve duty. A majority of our employees reside in Israel and many of our male employees are currently obligated to perform annual reserve duty. Additionally, all Israeli residents who perform reserve duty are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our officers or employees due to military service. Any such disruption to our operations could adversely impact our business operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

In 2009, we derived 64% of our revenues in U.S. dollars, 24% in Euro, 5% in Japanese Yen and 4% in Australian dollars, with the remainder denominated in other currencies. The currency denomination of our revenues depends on the location of the customer or the distributor used to fulfill our customers’ orders. Conversely, in 2009, in addition to our U.S. dollar and Euro-denominated liabilities, 27% of our expenses were denominated in New Israeli Shekels, or Shekels. Our Shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in Shekels. If the value of a currency in which our receivables are denominated devalues against the value of a currency in which our liabilities are denominated, there will be a negative impact on our operating margins, as well as on our net income. Our revenues and expenses may not always be fully hedged against our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment, or alternatively, we may experience pressure to reduce prices in these markets. In addition, as of December 31, 2009, 34% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among the U.S. dollar, the Yen, the Shekel, the Australian dollar and the Euro.

Recent global economic market conditions may negatively affect our liquidity and financial results.

As of December 31, 2009, we had $46.5 million in cash and cash equivalents, which were held in bank accounts and deposits with maturities of three months or less located with a number of high rated banks inside and outside of Israel. In addition, as of December 31, 2009, we had $38.8 million invested in marketable securities and $9.9 million in short term investments. Approximately 11% of our total cash balances were invested in securities issued by the United States government or its agencies and in AAA-rated money market funds. The remainder was held in corporate bonds and commercial paper that were highly-rated by rating agencies at the time of investment. Our cash and investments are subject to general credit, counterparty, liquidity, market and interest rate risks, which were exacerbated by the turmoil that has recently affected the financial markets and the global economy and caused credit and liquidity issues for a number of reputable financial institutions and a general economic slow down. These risks associated with our investment portfolio may have a negative effect on our liquidity and financial results.

Market acceptance of our products in the United States and other countries is dependent upon the medical equipment purchasing and procurement practices of our customers, patient demand for our products and procedures and the reimbursement of patient’s medical expenses by third-party payors, including government healthcare programs. The current uncertainty surrounding world financial markets has resulted in the purchasers of medical equipment decreasing their medical equipment purchasing and procurement activities, which trend could continue in the foreseeable future. In addition, tightening in world credit markets may result in our customers having increased difficulty securing the financing necessary to purchase our products which may result in decreased sales. The financial condition of our customers may deteriorate and our ability to collect payments due to us may be adversely affected. Widespread economic uncertainty may also result in cost-conscious patients making fewer trips to their physicians and specialists, which could result in reduced demand for our products and procedures. Furthermore, third-party payors, including governments, around the world facing tightening budgets could move to further reduce their offered reimbursement rates or countries may adopt healthcare reforms to reduce healthcare spending. If the current economic condition results in the occurrence of any of these events, our business and potential growth may be materially and adversely affected.

The use of any of our products could result in product liability claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability claims if the use of any of our products were to cause or contribute to injury or death, whether by aggravating existing patient symptoms or otherwise. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration, and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations.

The price of our shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or our failure to meet our guidance or the expectations of analysts or investors, which may lead to additional volatility in our share price.

Our ordinary shares commenced trading on the Nasdaq Global Market in October 2001 and on the Tel-Aviv Stock Exchange in March 2004. In 2009, the closing price of our shares has ranged from $7.06 to $18.00 per share on the Nasdaq Global Market and NIS29.50 to NIS68.23 on the Tel-Aviv Stock Exchange. The price of our shares could fluctuate significantly for, among other things, the following reasons: macroeconomic or general market conditions, future announcements concerning us or our competitors, the existence and outcome of litigation concerning our intellectual property assets, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding our current or future products. In addition, it is our practice to provide guidance to the market as to our expected revenues and earnings per share based on information available to us at the time of the guidance. If our operating results do not meet our guidance or the expectations of securities analysts or investors, the price of our shares would likely decline. In addition, based on our experience to date, we believe that many of our customers delay purchasing our products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales are concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, we believe that demand for our products may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and patients are more likely to postpone less urgent medical procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume and the concentration of ownership of our ordinary shares and changes in trading practices in our ordinary shares, such as short selling. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

The largest beneficial owner of our shares, IDB Holding Corporation Ltd., has significant influence over matters requiring shareholder approval.

The largest beneficial owners of our shares, IDB Holding Corporation Ltd., beneficially owned approximately 48.3% of our ordinary shares, as of December 31, 2009. As a result, IDB Holding Corporation Ltd. could exercise a significant influence over our operations and business strategy and has sufficient voting power to influence the outcome of many matters requiring shareholder approval. These matters may include:

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

As of December 31, 2009, we had 29,370,972 ordinary shares outstanding. Approximately 50% of these shares are “control securities” available for resale on the Nasdaq Global Market subject, however, to volume limitations under Rule 144. In addition, all of our ordinary shares are available for resale on the Tel-Aviv Stock Exchange, subject to compliance with Regulation S under the Securities Act of 1933. Most of these restricted securities are held by the largest beneficial owner of our shares, IDB Holding Corporation Ltd. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have periodically experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

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

If, for any taxable year, our passive income, or our assets which produce passive income, exceeds specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders that may include having gains realized on the sale of our shares treated as, or taxed as, ordinary income (rather than as capital gains) and potential payment of interest on the taxes payable on such gains. Furthermore, the reduced rate otherwise applicable to certain qualified dividends would not apply to dividends paid by us to our shareholders and, in the case of certain “excess distributions” made by us, interest may also be payable on the taxes payable on such dividends. We believe we were not a PFIC for the fiscal year ended December 31, 2009. However, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations, and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we cannot give any assurance that we will not become a PFIC, in particular, since the value of our shares is likely to fluctuate. For a more detailed discussion of the consequences of our being classified as a PFIC, see Item 10 — “Additional Information — Taxation — Certain Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.” U.S. shareholders should consult their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

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

From 1998 through 2007 we received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel. While to date we have paid all of our royalty obligations resulting from these grants, under Israeli law the Chief Scientist grants are perpetual and prohibit us from manufacturing products developed using such grants, and limit the transfer of related know-how, outside of Israel without special approvals and possibly special payments to the Office of the Chief Scientist. These restrictions may impair our ability to outsource manufacturing, engage in change in control transactions or otherwise transfer our know-how outside Israel. If we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to pay additional royalties to the Office of the Chief Scientist or be subject to criminal charges. See Item 10 — “Additional Information — Taxation.”

We receive significant tax benefits that may be reduced or eliminated in the future.

Our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted “approved enterprise” status and we are therefore eligible for significant tax benefits under the Israeli Law for Encouragement of Capital Investments. From time to time, the government of Israel has considered reducing or eliminating the tax benefits available to approved enterprise programs such as ours. These tax benefits may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase. In addition, our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively. In addition, if we distribute tax-exempt profits to shareholders, we will be subject to tax at the then applicable tax rate to companies in Israel. See Item 10 “Additional Information — Taxation.”

We may not be able to enforce covenants not to compete and therefore may be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

We currently have non-competition agreements with substantially all of our employees who are involved in research and development, nearly all of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. In many jurisdictions, courts are increasingly refusing to enforce restrictions on competition by former employees or have interpreted them narrowly. For example, in Israel, where a majority of our employees reside, courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Item 4. Information on the Company

A. History and Development of the Company

Given Imaging Ltd. was incorporated under the laws of the State of Israel in January 1998. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-257802-2. Our address is Hermon Building, New Industrial Park, Yoqneam 20692, Israel. Our telephone number is +972-4-909-7777. Our agent in the United States is our subsidiary Given Imaging, Inc., which is located at 3950 Shackelford Road, Suite 500, Duluth GA 30096.

See Item 5 — “Operating and Financial Review and Prospects” and Item 18 — “Financial Statements” for a description of capital expenditures by us that are in progress or took place in the past three fiscal years and see “Business Overview” below for our history. We have not made any divestitures during the same time period.

B. Business Overview

We develop, manufacture and market innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract. We pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in an ingestible disposable capsule. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that uses our disposable video capsules, which we refer to as the PillCam capsules. The PillCam capsules can be easily ingested by patients and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting to a portable recorder, enabling the gastroenterologist to view high quality video, images and data on a computer workstation, utilizing our proprietary RAPID software. We believe that capsule endoscopy is a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional tools for detecting gastrointestinal disorders. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures. In 2001, we commenced marketing the Given System, our capsule endoscopy platform, with the M2A capsule (which we re-branded in 2004 as the PillCam Small Bowel capsule, or PillCam SB), for detection of disorders of the small bowel. As of December 31, 2009, we had sold more than 1.1 million capsules in more than 65 countries worldwide and had an installed base of approximately 5,340 Given Systems and 405 Rapid Access units. RAPID Access is the version of software that can be installed on customers’ hardware and enables PillCam capsule endoscopy study management to be performed in a network environment A substantial portion of our revenues and our annual revenue growth to date is attributable to sales of the PillCam SB capsule. Since November 2004, we also market and sell the PillCam ESO capsule for visualizing the esophagus. In 2007, we began selling the first generation of our PillCam COLON capsule in Europe and intend to have gradual and limited marketing and sales of our second-generation PillCam COLON capsule in European countries in 2010, following receipt of the CE mark for this capsule in late 2009. We have also developed the Agile patency capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam SB capsule.

In December 2008, we acquired the Bravo pH monitoring business from Medtronic, Inc., or Medtronic. This was our first acquisition since inception. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. Ambulatory pH monitoring is considered the gold standard for diagnosing GERD. We believe that the Bravo pH monitoring system is a more patient-friendly test for GERD than catheter-based tests and is a synergistic and strategic fit with our innovative PillCam platform.

On March 21, 2010, we signed a definitive agreement to acquire privately-held Sierra Scientific Instruments, or Sierra, for $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract. We expect that the acquisition will close and become effective on or about April 1, 2010, subject to the satisfaction of customary closing conditions, at which time Sierra will become our wholly-owned subsidiary.

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

•	Small Intestine Disorders. According to a study published in 2001 by the American Gastroenterology Association, or AGA, approximately 19 million Americans suffer from numerous disorders of the small intestine, including bleeding, Crohn’s disease, celiac disease, chronic diarrhea, irritable bowel syndrome and small bowel cancer. Prior to the development of capsule endoscopy, there was no convenient and effective method for visualizing the lumen of the entire small intestine. In 2006, the American Society of Gastrointestinal Endoscopy, or ASGE, published guidelines recommending capsule endoscopy of the small bowel as a first line test for imaging small bowel mucosa.
•	Esophageal Disorders. GERD is the frequent backward flow, or reflux, of stomach contents into the esophagus due to an improperly functioning valve between the stomach and esophagus. Stomach acid, enzymes and bile irritate the esophagus and cause a wide range of symptoms and complications, most commonly persistent, severe heartburn and chest pain. According to the AGA study mentioned above, there are approximately nine million physician office visits each year diagnosing GERD. If left untreated, GERD can lead to ulceration of the esophagus, respiratory problems or esophageal cancer. It is estimated that approximately 10% to 15% of patients with GERD symptoms have Barrett’s esophagus, a pre-cancerous condition with an associated risk for esophageal cancer. Our Bravo pH monitoring system has a leading position in the market for pH testing, which is considered the standard diagnostic procedure for GERD. Esopahgeal varices is another serious disorder of the esophagus. This disorder is often a life-threatening complication of serious liver disease because it can lead to severe bleeding from dilated esophageal veins. Thus, it is very important to screen patients with cirrhosis of the liver for the presence of varices and to monitor those patients with known varices. We believe that the PillCam ESO capsule may provide an effective method for visualization of the esophagus in patients with esophageal varices.
•	Colonic Disorders. Colonic disorders, including colorectal cancer, inflammatory bowel disease such as ulcerative colitis and Crohn’s colitis, diverticulosis, and lower gastrointestinal hemorrhage, account for significant mortality. According to data from the American Cancer Society, in the United States colon cancer is the third most common cancer diagnosed in both men and women and the second leading cause of death from cancer. It was recently estimated that each year approximately 150,000 Americans are diagnosed with colon cancer and approximately 50,000 Americans die from colorectal cancer. According to data published by World Gastroenterology News, the official publication of the World Gastroenterolgy Organization, it is estimated that each year approximately 400,000 Europeans are diagnosed with colon cancer and approximately 212,000 die from this disease. Importantly, most colorectal cancer cases and deaths are thought to be preventable with screening tests that allow for the detection and removal of precancerous lesions. Despite the ever-growing body of evidence supporting the benefits of colorectal cancer screening, many eligible average-risk Americans do not undergo any form of screening, including conventional screening colonoscopy. Numerous reasons have been postulated to explain this including patient fears, presumed procedural discomfort, potential procedural complications, such as bowel perforation, and embarrassment. The PillCam COLON capsule was developed for use as a safe, minimally invasive, non-sedation requiring, patient-friendly modality to visualize the colon and rectum.

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

Traditional Endoscopy

A traditional endoscope is a device consisting of a flexible tube and an optical system. There are several types of endoscopic procedures used to identify disorders in the gastrointestinal tract. The basic endoscopic procedures available include:

•	Upper Endoscopy. In upper endoscopy, the physician inserts an endoscope, which is an approximately 3.5 foot long tube, through the patient’s mouth. In esophagogastroduodenoscopy, or EGD, the gastroscope passes down the esophagus and into the stomach and duodenum for visual examination. In esophagoscopy, only the esophagus is viewed.
•	Colonoscopy. In colonoscopy, the physician inserts a colonoscope, which is an approximately 5.5 foot long endoscope, into the patient’s colon through the anus. Colonoscopy is the primary method for detecting disorders of the colon and is the standard screening tool for early detection of colon cancer.
•	Push Enteroscopy. Push enteroscopy involves the insertion of an approximately six-foot long push enteroscope into the mouth. Due to the length and curvature of the small intestine, push enteroscopy enables the physician to view only the first one-third of the small intestine. The procedure is time consuming and difficult to perform for the physician and significantly more difficult to bear for the patient compared to traditional endoscopy.
•	Double Balloon Endoscopy. This technique involves the use of a balloon at the end of a special enteroscope camera and an overtube, which is a tube that fits over the endoscope, and is also fitted with a balloon. This technique allows for viewing of the entire small bowel and therapeutic intervention once pathology is identified. However, it requires sedation and is skill- and time- intensive.

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

Ambulatory pH Monitoring

In December 2008 we acquired the Bravo pH monitoring business from Medtronic. With this acquisition, we entered the market of ambulatory pH testing, which is considered the gold standard for diagnosing GERD, according to a Position Statement on the Management of Gastro Esophageal Reflux Disease published by the AGA Institute in 2008.

Traditional pH testing involves inserting a small catheter through the nostril and advancing it into the esophagus, where it remains in place for 24 hours. Although a 24-hour test period has traditionally been used, the 48-hour test period offered by Bravo has been shown to identify additional patients with GERD who would have been missed using the 24-hour test.

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

The Given Imaging Solution

Capsule Endoscopy

Our capsule endoscopy system referred to in this annual report as the “Given System,” features the PillCam capsule endoscope, a miniaturized video camera contained in a disposable capsule that is naturally ingested by the patient and delivers high quality color video images of the inside of the gastrointestinal tract in a painless manner. Capsule endoscopy with our PillCam capsules represents a fundamentally new approach to visual examination of the gastrointestinal tract and provides a solution to many of the shortcomings of other procedures by offering the following benefits:

•	Patient-Friendly Procedure with No Sedation. Capsule endoscopy provides a patient-friendly tool for the diagnosis of patients that present symptoms of suspected disorders of the small intestine, the esophagus and the Colon. Procedures with the PillCam capsules require no sedation and the capsules are easily ingested by the patient and do not use x-rays to produce images. Procedures with PillCam SB and PillCam ESO do not require significant patient preparation. The PillCam COLON procedure requires preparation and cleansing of the colon prior to ingesting the capsule, similar to colonoscopy. While this preparation is unpleasant to the patient, the PillCam COLON procedure itself, similar to other PillCam procedures, does not require sedation or the insertion of a tube into the body. We believe that this patient-friendly solution may increase the number of patients who undergo diagnosis for gastrointestinal disorders of the small intestine, the esophagus and the colon, since traditional methods are intimidating or uncomfortable for many potential candidates.
•	Improved or Comparable Diagnostic Yield for PillCam SB. The PillCam SB capsule is the only wireless test that provides direct imaging of the entire small intestine. By comparison, double balloon endoscopy involves inserting a tube into the body, requires sedation and is skill- and time-intensive. Other methods provide access only to approximately the first one-third of the small intestine. As a result, clinical trials demonstrate that the PillCam SB capsule has a significantly higher diagnostic yield in detecting disorders of the small intestine when compared to other traditional modalities, including push enteroscopy and radiological imaging. Diagnostic yield means the number of patients who had a diagnosis made using a specific test expressed as a percentage. In addition, as demonstrated through clinical studies and ongoing experience with the Given System, a negative finding from the PillCam SB capsule, unlike conventional small bowel diagnostic techniques, has significant diagnostic value as it may allow physicians to rule out the existence of certain suspected abnormalities based on this finding, thereby avoiding the need to engage in additional costly or inconvenient diagnostic procedures.
•	Administered on an Outpatient Basis. The PillCam capsule is generally administered in an outpatient setting with a brief visit to the physician’s clinic or hospital. In the case of the PillCam SB and PillCam COLON capsules, the patient can go about his or her daily routine as the capsule transmits images and other data to the portable data recorder. In the case of the PillCam ESO capsule, the procedure can be completed in a short visit to the physician’s office. We believe the Given System offers a significant opportunity for gastroenterologists and endoscopy departments to expand their business by increasing the number of procedures performed at their office or facility.
•	Detects Small Pathologies. Unlike radiological imaging procedures, the PillCam video capsule provides direct visualization of the intestinal mucosa which allows detailed (up to 0.1 millimeter) visualization of small pathologies. This increases the possibility of detecting and diagnosing at an early stage, pathologies that might otherwise go undetected.

•	Natural Passage Requires no Insufflation. Many traditional endoscopic procedures require insufflation, or the forcing of air into the gastrointestinal tract. This process can cause considerable patient discomfort. The Given System does not require insufflation because the PillCam capsule is ingested and moves with the natural contractions of the digestive tract. The absence of insufflation allows the PillCam capsule to capture images of the gastrointestinal tract in its normal physiological state. This approach, called “physiological endoscopy,” allows the physician to clearly view the mucosa under more physiologic conditions.
•	Provides Convenient Digital Reporting, Storage and Remote Consulting Capabilities. The physician can review the video produced by the Given System without seeing the patient or having him or her remain in the office or clinic during the review, thereby providing the physician with greater flexibility. In addition, the RAPID software includes various features that enhance the physician’s efficiency and productivity, such as innovative display methods for faster review, localizing findings, help in identifying anatomical landmarks for easy orientation, managing images and patient information, reporting modules and convenient options for sending still images or short video files to the patient file, to the referring physician or a colleague for consultation. Some of these features are proprietary and covered by patent applications, which we believe add an additional competitive advantage as physicians become more comfortable using these functions.
•	Provides a Cost-Effective Diagnostic too. We believe that the PillCam SB capsule endoscopy procedure is more cost-effective from a third-party payor perspective than traditional methods for imaging the gastrointestinal tract. With respect to the PillCam SB capsule for the small bowel, two economic outcomes studies reported by the Office of Health Policy and Clinical Outcomes of the Thomas Jefferson University in Philadelphia concluded that diagnosing small intestinal bleeding or Crohn’s disease using the PillCam SB capsule procedure is cost-effective from a third-party payor perspective. We believe that the use of the Given System may result in additional cost savings due to the reduction in physician resources and facility costs permitted by the outpatient nature of the PillCam SB capsule procedure, its higher diagnostic yield — in the case of the PillCam SB capsule — and the potential for earlier diagnosis of disorders.

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

The PillCam capsules are not recommended for use by patients who have known or suspected gastrointestinal obstructions, narrowing, and certain other abnormalities, such as swallowing disorders. In patients with unsuspected or unknown obstructions, narrowing or certain other abnormalities of the gastrointestinal tract, the PillCam capsules can potentially become blocked from natural excretion, requiring hospitalization, and in some cases surgery, to remove it. According to the 2005 ICCE consensus report that was published in November 2005 in the peer-review journal Endoscopy, which defined practice guidelines and protocols for the use of both PillCam SB and PillCam ESO capsules by gastroenterologists, the rate of capsule retention depends on the indication. The rate of retention in patients with obscure gastrointestinal bleeding, or OGIB, is 1.5% (15 out of 1,089 cases); in patients with known Crohn’s disease it is 5% (4 out of 80 cases); and in patients with suspected Crohn’s disease it is 1.4% (1 out of 71 cases). The consensus report stated that the PillCam capsule has been reported to identify areas of narrowing of the gastrointestinal tract and there is nothing to indicate that the capsule itself is creating any obstructions or narrowing. The consensus report also stated that, while there is no accepted method of completely avoiding capsule retention, it is clear that obtaining a good medical history is the best single method to minimize such risk. Patients with abdominal pain, distension and nausea should be suspected of having a potential for capsule retention. Other risk factors include known Crohn’s disease and a history of chronic NSAID use that is not necessarily current. A history of small bowel obstruction, previous small bowel resection or previous abdominal surgery is not in and of itself an indicator of probable retention. Once retention has been diagnosed, only endoscopic and surgical intervention has been shown to be effective for removal of the capsule. Surgical intervention is also recommended by the consensus report because it allows removal and treatment of the pathology that resulted in the capsule retention in the first place. There is no available data on the success of medical therapies for retention, such as initiating a course of steroids, stopping NSAIDs, or using prokinetics to aid in passing the capsule.

Bravo pH Monitoring

In December 2008, we acquired the Bravo pH monitoring business from Medtronic. The Bravo pH monitoring system is the only wireless and catheter-free pH test for GERD. It uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. Ambulatory pH monitoring is considered the standard diagnostic procedure for GERD. We believe that the Bravo pH monitoring system is a more patient-friendly test for GERD and is a synergistic and strategic fit with our innovative capsule endoscopy products. The main advantages of the Bravo system over catheter-based technologies are as follows:

•	Patient-Friendly Procedure. The Bravo system allows patients to maintain their regular diet and activities. The Bravo system also minimizes throat and nasal discomfort associated with conventional catheter-based pH systems and eliminates social embarrassment that accompanies traditional pH testing with no visible indication that a pH test is taking place.
•	Improved or Comparable Diagnostic Yield. By extending pH data collection period to 48 hours, 24 hours beyond the recording capability of conventional catheter systems, the Bravo system provides the physician with additional data needed for an accurate GERD assessment. According to a 2003 study published in the American Journal of Gastroenterology, the Bravo system increases the likelihood of documenting relationships between atypical symptoms and reflux events with a 48-hour monitoring period.
•	Administered on an Outpatient Basis. The Bravo pH testing is generally administered in an outpatient setting with a brief visit to the physician’s clinic or hospital. The patient can go about his or her daily routine as the capsule transmits images and other data to the portable data recorder.
•	Provides Convenient Digital Reporting, Storage and Remote Consulting Capabilities. The physician can review the data produced by the Bravo system without seeing the patient or having him or her remain in the office or clinic during the review, thereby providing the physician with greater flexibility.

There are risks associated with placement and use of the Bravo capsule. Placement and 48-hour attachment of the capsule occasionally may produce pain or a sense of fullness in the esophagus or chest. This may require medication to reduce the pain during the course of the 48-hour data collection. Rarely, insertion and placement of the capsule can lead to complications which can include perforation or tears of the esophagus if the capsule introducer is not released and removed as required by the procedure. The Bravo capsule may occasionally become loose prior to completion of the 48-hour monitoring, or be displaced by food during eating, thus reducing the accuracy of the collected data.

Our Products

Capsule Endoscopy

The Given System consists of three components:

PillCam Capsules.

The PillCam capsules are miniaturized disposable color video cameras encased in a plastic shell, incorporating one or more specially developed imaging devices based on complementary metal oxide semiconductor, or CMOS, technology. Other components include optics, white-light emitting diodes for illumination, an application-specific integrated circuit device for control and image transmission, high-capacity silver oxide batteries, an antenna and other discrete electronic components.

Until their use, the PillCam capsules are stored in a sealed package. Before the patient ingests a capsule, the package is opened and the removal of the capsule from the package triggers a switch that activates the capsule. After the patient ingests the PillCam capsule with a small amount of water, the capsule passes naturally through the gastrointestinal tract. The PillCam capsules are excreted naturally from the body, usually within a day or two, without pain or discomfort.

We are currently selling the following PillCam capsules:

•	PillCam SB — Our initial capsule for the Given System was the PillCam SB video capsule for visualization and detection of abnormalities of the small bowel in patients ages two years and older. We started selling PillCam SB in August 2001. The PillCam SB capsule measures 11mm by 26mm (approximately 0.43 by 1.02 inches) and transmits images at a rate of two images per second, generally for eight hours or more, resulting in more than 50,000 images, at which time the operation of the capsule stops and recording ceases. After ingesting the capsule at the physician’s office, the patient can continue his or her daily routine as the capsule transmits the images to a portable data recorder, which is later returned to the physician’s office for review and diagnosis. In late 2007, we began marketing our newest version of the small bowel capsule, PillCam SB 2. This new capsule has improved optics, illumination and field of view.
•	PillCam ESO — In November 2004, we received FDA clearance for our first generation of the PillCam ESO capsule for visualization of the esophageal mucosa. The PillCam ESO capsule is similar in size to the PillCam SB capsule and contains an imaging device and light source at both ends of the capsule. The patient ingests the PillCam ESO capsule in the physician’s office. In early 2008, we began marketing our newest version of our esophageal capsule, PillCam ESO 2. PillCam ESO 2 has improved optics, illumination and field of view compared to the first PillCam ESO and a frame rate of up to 18 frames per second. We believe that the PillCam ESO 2 capsule provides physicians with better image quality and a more precise view of the esophageal mucosa and suspected pathologies.
•	PillCam COLON — PillCam COLON is the third video capsule we have developed. PillCam COLON capsule measures 11 mm by 31 mm (approximately 0.43 by 1.29 inches), slightly larger than the PillCam SB and PillCam ESO capsules. It contains an imaging device and light source at both ends of the capsule. PillCam COLON is complementary to traditional colonoscopy and an appropriate exam for those patients who have received incomplete colonoscopy, are contraindicated for colonoscopy or are unwilling to undergo traditional colonoscopy. The platform for PillCam COLON includes some of the same elements as PillCam SB and PillCam ESO, including a sensor array and data recorder. Similar to other methods of colon visualization, the PillCam COLON capsule procedure includes a colon cleansing and preparation procedure, as well as additional cleansing agents to enhance capsule propulsion. However, the procedure does not require sedation, intubation, insufflation, or radiation.

We began selling the first generation of this product in Europe in the second half of 2007, following receipt of the CE mark permitting us to market this product in the European Union. In November 2009, we received the CE mark for the second-generation of the PillCam COLON capsule, or PillCam COLON 2 which we plan to begin selling gradually in Europe during 2010. Currently, this product does not have FDA clearance for marketing in the United States.

Since the lumen of the colon is wider than the small bowel and is highly compartmentalized, we have integrated several unique features into PillCam COLON 2, significantly enhancing this capsule over the first generation of the PillCam COLON capsule. The new PillCam COLON 2, combined with advancements in RAPID software and the new DataRecorder 3, or DR3, offers intelligent functionality, superior imaging, and convenient workflow. PillCam COLON 2 utilizes bi-directional communication which enables real-time adjustments to frame rate to help maximize colon tissue coverage. New RAPID software provides unique tools to increase reading efficiency and aid in image interpretation. The combined benefits of this state-of-the-art technology offer unique capabilities for minimally invasive visualization of the colon.

•	Agile Patency System — The Agile patency system consists of the Agile patency capsule, a dissolvable capsule the same size as the PillCam SB capsule, with a radio frequency identification, or RFID, tag packed in a lactose and barium powder. The Agile patency capsule is ingested by the patient and allows physicians to confirm free passage of a PillCam capsule in a patient’s gastrointestinal tract. The reusable component of the Agile patency system is a hand-held patency Scanner, which detects the signal from the RFID tag. If the scanner indicates that the tag is no longer in the gastrointestinal tract, patency has been established and the patient can ingest a PillCam capsule without fear of it getting caught in a stricture. If the scanner indicates that the tag is located in the patient’s body, an obstruction preventing the passage of the PillCam capsule may exist. If the Agile patency capsule remains in the body, it starts dissolving after 30 hours into small fragments that are naturally excreted. Since the capsule contains barium, in those instances where the Agile patency capsule is not excreted after ingestion, the physician may detect its location within the body using fluoroscopy.

The availability of the Agile patency system contributes to the use of the PillCam SB capsule in the detection of disorders involving suspected or known gastrointestinal obstructions or narrowing, such as suspected or known Crohn’s disease.

Data Recorder and Sensor Array.

After ingestion by the patient, the PillCam capsule transmits information from the body to a proprietary wireless data recorder. The data recorder is worn on a belt around the waist of the patient or hangs on a shoulder strap for the duration of the examination. In November 2009, we launched the latest generation of our data recorder, DR3. This is our first data recorder that enables communication to the capsules in addition to receiving capsule images. This capability of bi-directional communication is expected to significantly enhance operational efficiencies of the Given System, including improved energy control, optimization of the examination record length and easier adherence to required examination regimen.

The data recorder receives the data from inside the body through an array of antennae, or a sensor array, that is secured with adhesive pads to the patient’s body. In May 2009, we launched SensorBelt, a new antenna in which the sensors are incorporated within a belt, eliminating the need for the medical staff to adhere sensors to a patient’s body. This new antenna is used for capsule endoscopy of the small bowel with our PillCam SB capsule. The sensor belt reduces both the time required to prepare the patient for a capsule endoscopy procedure as well as the time spent on equipment maintenance.

RAPID Software.

After the recording ceases, the data recorder is returned to the physician’s office, where it is placed in a cradle that is connected to a computer with the RAPID software installed. Our proprietary RAPID software processes the capsule data stored in the data recorder using a number of proprietary algorithms relating to the visual presentation of this data. The physician can then efficiently review a video of the procedure while saving and annotating specific images for the patient’s file. The physician is able to create a complete report, including thumbnail images, and even short video clips, that can be attached to the patient’s electronic medical record or to an e-mail to be sent to the referring physician. The RAPID software provides users with the ability to view simultaneously two or four consecutive images, thereby accelerating review speed. The RAPID software contains a number of proprietary algorithms we developed designed to display relevant images and increase productivity and ease of use. The RAPID software is either installed on a stand-alone computer workstation or is installed on a customer’s computer at the customer’s location, which may be connected to the customer’s network. RAPID Access is the version of software that can be installed on customers’ hardware and enables PillCam capsule endoscopy study management to be performed in a network environment. RAPID Access supports a variety of customized workflow models to best suit the customers’ unique needs, including import of patient demographic data and export of procedure reports, in addition to accessing network resources such as storage drives and printers. One additional version of RAPID, RAPID Reader, is a limited version of the RAPID software that can be installed on a standard personal computer, allowing the physician to review RAPID videos at any time or place as convenient. RAPID Reader also allows the physician to activate the data recorder and transfer data from the data recorder to a data storage device, like a portable USB drive. These features can also enable remote customer sites that do not have access to a permanent workstation to administer our PillCam capsules to patients and then deliver the results to a central location for processing and interpretation.

Important features of our RAPID software also include:

•	“Automatic Mode,” which uses advanced software algorithms to create a more efficient review of the video;
•	“Quick View,” which allows fast preview of the video while highlighting potentially interesting images in the video stream; and
•	“RAPID Atlas,” which allows the physician to compare the on-screen case image with known reference images stored in the database. The reference images can be searched by findings, diagnosis, or using Capsule Endoscopy Structured Terminology, or CEST.

We also market our RAPID RT Real-Time viewing device. This is a dedicated handheld device that enables real-time viewing during a capsule endoscopy procedure with our PillCam capsules.

Bravo pH Monitoring

The Bravo pH monitoring system consists of the following primary components:

•	a small pH capsule about the size of a gel cap that is attached to the wall of the esophagus and transmits data to the receiver;
•	a proprietary delivery system that is used to place the Bravo capsule in the esophagus;
•	a pager-sized receiver worn by the patient that receives pH data from the Bravo capsule; and
•	proprietary pH analysis software used to perform the diagnosis.

The Bravo capsule, which contains a miniature pH sensor, is attached by a gastroenterologist to the esophagus using a proprietary delivery system. The physician advances the Bravo capsule to the desired location in the esophagus. After proper placement, vacuum is applied, filling the capsule’s suction chamber with a small piece of esophageal tissue. A locking pin is then advanced by depressing a plunger on top of the handle of the delivery system, securely attaching the Bravo capsule to the wall of the esophagus. After the delivery system is removed, the capsule transmits pH data wirelessly to the receiver. Within days, the capsule spontaneously sloughs off the wall of the esophagus and passes through the patient’s gastrointestinal tract. After the study is completed, the patient returns the receiver to the hospital or clinic, and the data is downloaded via an infrared link to a specially-configured computer, where proprietary software assists in analyzing the results and provides a comprehensive report for patient diagnosis.

Warranty and Service

We provide standard warranties for each of our products. Warranty periods typically range between six months to two years. During the warranty period, we are obligated to repair or replace, at our election, every defective product. Our warranty-related costs in 2007, 2008 and 2009 were immaterial.

When a customer reports a problem with any of our products, first line service is provided by our own technical personnel in the territories in which we operate directly. In territories in which we operate through a distributor, the distributor is responsible for providing first line service. If our personnel in the field or our distributors are not able to resolve the problem, the defective part is shipped to our main facility in Israel for repair or replacement. Often, the defective part is replaced promptly out of a stock of spare parts we maintain in all of our direct territories. We are also able to resolve some service calls using remote access software that allows us to provide maintenance and support services for our products from a remote location, including our distributor’s office, through a telephone line or internet connection.

When the warranty expires, our customers are offered the opportunity to sign a post-sale customer support contract with us. Under this contract, the customer pays a fixed amount per year in consideration for receiving our maintenance and support services

Clinical Studies

Clinical studies are an important part of our product development and market development activities. We use clinical studies during product development to optimize the product parameters and the development process, typically culminating with submission of new products for registration or clearance by regulatory authorities. Many of our clinical studies are conducted for market development purposes with products that have received regulatory clearance. With these trials we strive to demonstrate the clinical and economic benefits of our products to support their use by physicians and to obtain and improve reimbursement coverage by third-party payors. Many of the investigators conducting clinical studies with our products have presented their results at major gastroenterology meetings or submitted them for publication in peer-reviewed medical journals. Accordingly, the number of presentations and publications of studies evaluating our products is constantly growing and hundreds of articles, editorials and case reports have been published in peer-reviewed journals to date. These papers provide the results of clinical studies as well as accumulated experience from ongoing use of our products for a range of indications. We believe that these presentations and publications assist our marketing and educational efforts and support our efforts to obtain new reimbursement coverage policies and expand existing policies.

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

Marketing and Distribution

Our sales and marketing operations are organized in three geographical regions: Americas (United States, Canada and Latin America); EMEA (Europe, Middle East and Africa); and Asia-Pacific/Japan (Japan, Australia, New Zealand and the rest of Asia), or AP/J. This organization enables us to focus on the particular needs of each region. For a breakdown of our revenues by products and by geography, see Item 5 —  “Operating and Financial Review and Prospects — Operating Results — Revenues.”

We market our products using either direct or indirect sales, depending on the potential size of the market and local market conditions. Currently, we market our products directly in Australia, Canada, France, Germany, the United States and Israel. Our sales in direct markets accounted for approximately 78% of our revenues in 2009. In addition to our direct markets, we market and sell our products in more than 65 other countries through local distributors or representatives. Sales to our local distributors worldwide, including Japan, accounted for approximately 21.8% of our revenues in 2009. Under standard terms of our distribution agreements, we generally grant to one distributor in each particular country or region the right to market our products for a defined period. During the contract period, the distributor is required to meet minimum sales targets set out in each distribution agreement. Generally, we may, in our sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets. To date, we have changed a number of our distributors due to failure to meet minimum sales targets and other reasons. We have the right not to renew a distribution agreement if we are unable to reach an agreement with the distributor as to minimum sales targets during any renewal period. In general, each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell our products in that distributor’s sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for our products in that distributor’s sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan, including, participating in local and national trade shows, conducting education and training sessions and conducting marketing clinical trials in its sales territory.

In Japan, we operate through Given Imaging, K.K., our Japanese subsidiary, or GIKK, which was established as a joint venture with Marubeni Corporation and Suzuken Co., Ltd. to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is a large Japanese pharmaceutical wholesaler. To date, Marubeni invested an aggregate of $6.3 million in GIKK and owns approximately 6.4% of GIKK and Suzuken invested a total of $4.0 million and owns approximately 7.0% of GIKK. We have invested a total of $13.7 million and provided access to the technology and retain an 86.5% controlling interest in GIKK. We received regulatory clearance to market our RAPID workstation with the first-generation PillCam SB capsule in Japan in April 2007. Additionally, effective October 1, 2007, Japanese authorities announced initial reimbursement coverage for procedures using our PillCam SB capsule for small bowel indications with obscure bleeding. Regulatory clearance and reimbursement for our second-generation PillCam SB were obtained in April 2009. This reimbursement covers the entire adult population in Japan. During 2007 and 2008, Suzuken acted as the exclusive distributor of Given Imaging K.K. in Japan. Sales to Suzuken accounted for 4.5% of our revenues in 2007 and 4.6% of our revenues in 2008. However, due to lower than expected sales of the Given System in Japan since we obtained the regulatory approval, we appointed Fuji Medical Co. Ltd., an affiliate of Fuji Film Corporation, as a second distributor of the Given System in this territory effective January 2009. Despite this addition of a second distributor, our business in Japan in 2009 continued to be below our expectations. Sales to these two Japanese distributors accounted for 4.7% of our revenues in 2009. For more information regarding our business in Japan, see Item 5 —  “Operating Results.”

Capsule Endoscopy

Most of our revenues come from recurring sales of our PillCam capsules. Our marketing strategy in our mature and educated markets in the United States, Europe and Australia focuses on increasing the utilization of PillCam capsules by each account and consequently increasing capsule reorders. We seek to achieve this by providing a complete platform for capsule endoscopy that may cover more than one area of the gastrointestinal tract and by performing market development activities, such as, clinical trials and working with third-party payors to obtain appropriate reimbursement in order to expand the use of our PillCam capsules for additional medical indications covered by the regulatory clearance we have for our capsules. We seek to maintain a close relationship with our customers, educating them about the clinical and economic benefits of our products and enhancing the operating efficiencies of the Given System. In new markets, our initial focus is on driving the placement of Given Systems in order to expand our market penetration in gastroenterology physician offices and gastroenterology departments within hospitals.

The clinical benefits of capsule endoscopy and its place in routine practice management are demonstrated in hundreds of articles published in peer-reviewed journals. We also use trade shows and scientific meetings and offer workshops, courses, videos and seminars to educate our customers. In 2009, we participated in the Digestive Disease Week, or DDW, and the annual meeting of the American College of Gastroenterology, or ACG, in the United States, the Gastro 2009 World Congress and the United European Gastro Week, or UEGW, and numerous other national, regional and local trade shows. In addition, we held numerous regional and local courses and seminars and trained hundreds of physicians and nurses on capsule endoscopy and our products. We believe that these education programs helped also to expand the knowledge of participating physicians and provide an independent endorsement of the clinical value and importance of the Given System.

A variety of special interest groups related to capsule endoscopy have been formed in the United States, Europe, Japan, Australia and in other regions to provide a dynamic forum to share knowledge, encourage research, and support the advancement of capsule endoscopy. One of the first groups formed was the Capsule Endoscopy Special Interest Group, which is sponsored by the American Society of Gastrointestinal Endoscopy, or ASGE. In Europe, a group of leading gastroenterologists gathered to form the European Capsule Endoscopy Group, or ECEG. A similar group, the Japanese Academy for Capsule Endoscopy, or JACE, exists in Japan and plays an important role in educating the Japanese physician community on the practical application of capsule endoscopy. In Australia, there is the Australian Capsule Endoscopy Interest Group, which is an interest group for the Gastroenterological Society of Australia. We believe that these special interest groups provide an important contribution to the adoption of capsule endoscopy around the world.

Bravo pH Monitoring

We sell the Bravo pH monitoring system through the same sales force and distribution channels that sell our capsule endoscopy products. We believe that we can capture the existing market opportunity and increase the utilization of this product, primarily due to:

•	our sizable field sales force and numerous professional education activities, compared to the limited resources used to market and sell this product prior to our acquiring it;
•	the considerable overlap that exists between our capsule endoscopy customer base and Bravo customer base and the synergy that we believe exists between these two capsule-based, patient-friendly technologies;
•	the existence of wide-spread reimbursement coverage in the United States with higher reimbursement rates than those applicable to catheter-based pH monitoring products;
•	the increased awareness that we believe exists for management of GERD symptoms, partly due to consumer advertisement of GERD medications by pharmaceutical companies; and
•	untapped potential for market development outside the United States, where the use of wireless pH monitoring is not well established.

The Bravo system has been endorsed by professional societies and organizations in the United States. In 2005, the ASGE Technology Committee issued an evaluation report addressing the use of the Bravo system for investigation of suspected reflux disease. The report concluded that wireless pH monitoring offers a safe and comfortable alternative to pH monitoring by conventional trans-nasal catheter systems. In 2007, the ACG published updated guidelines for esophageal pH monitoring, which expanded the guidelines to include the use of wireless esophageal pH monitoring, pointing out the extended testing period available with the wireless technology.

Manufacturing

PillCam Capsules

The manufacture of the PillCam capsules is a complex process involving a number of separate processes and components. Our manufacturing process consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. After assembly, each PillCam capsule is inspected and packaged.

We manufacture the PillCam capsules at our facilities in Yoqneam, Israel. One production line is used to manufacture the PillCam SB capsule and one to manufacture the PillCam ESO capsule. We also have one production line which we use to manufacture the PillCam COLON and one production line for our Agile patency capsule. We have also installed for back-up purposes one semi-automated production line for the PillCam SB capsule at a facility in Ireland. We believe we have adequate capacity to manufacture capsules needed to satisfy estimated demand for the foreseeable future.

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

We believe that we would be able to arrange substitute sources of supply for these two components within approximately one year of lead time. We believe that if we need to find a substitute source of supply, our inventory of components and finished products, together with our right to submit final purchase orders prior to termination of our agreements with these suppliers, should be sufficient to continue sales of the Given System for all or most of the lead-time period.

We depend on single source suppliers with whom we do not have written contracts or long term contracts for some other components necessary for the production of the Given System. For a description of the risks associated with our dependence on single source suppliers, see Item 3 — “Risk Factors — Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

Portable Data Recorder and Sensor Array

We designed our portable data recorder, sensor array and their related accessories. Some components of these accessories are manufactured externally and assembled and tested at our facilities. Sensor arrays are manufactured and assembled externally and are tested at our facilities. We have established a back-up facility outside Israel for testing workstations, data recorders and sensor arrays.

Computer Workstation

Our computer workstation is specially configured in accordance with our specifications and is pre-loaded with our proprietary RAPID software and integrated software that together allow us to service the workstation from remote locations through standard telephone connections.

Bravo pH Monitoring System

The Bravo pH monitoring system consists primarily of the following components:

•	a small pH capsule that is attached to the wall of the esophagus and transmits data to the receiver;
•	a proprietary delivery system that is used to place the Bravo capsule in the esophagus;
•	a pager-sized receiver worn by the patient that receives pH data from the Bravo capsule; and
•	a proprietary pH analysis software.

During 2009, the Bravo capsule and the delivery system were manufactured for us by Medtronic under the terms of a supply agreement that we signed with Medtronic as part of our acquisition of the Bravo pH monitoring business. In parallel, we completed the transfer of the production lines and manufacturing know-how of this product from the United States to Israel. As of January 1, 2010, we manufacture the Bravo product in our own manufacturing facility in Israel in two production lines.

The Bravo system also includes proprietary pH analysis software for viewing and analyzing the examination results. The current software is known as POLYGRAM NET and was developed by Medtronic. During 2009, we completed the development of our own proprietary software known as RAPID pH, which we intend to begin marketing and selling in early 2010.

We depend on single source suppliers for some components necessary for the production of the Bravo system. We do not have written contracts or long-term contracts with some of these suppliers. We believe that we would be able to arrange substitute sources of supply for these components without interrupting the supply of the Bravo product to customers. Our inventory of components and finished products should be sufficient to continue sales of the Bravo product until we develop an alternative source of supply.

For a description of the risks associated with our dependence on single source suppliers, see Item 3 —  “Risk Factors — Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

Manufacturing Facilities and Disaster-Preparedness

In order to maintain our special tax benefits under our approved enterprise status, we are required to conduct our manufacturing and a majority of our subcontracting in specific locations in Israel. We currently plan to continue these practices as we increase our manufacturing capacity. For more information, see Item 10 — “Additional Information — Taxation — Certain Material Israeli Tax Considerations and Government Programs  — Taxation of Companies in Israel — Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

We have also taken the following measures for disaster-preparedness:

•	We have installed one back-up semi-automatic production line at a facility in Ireland. Our backup line has the capacity to manufacture approximately 15,000 PillCam SB capsules per month. We believe that this line can be operational upon 60 days notice.
•	Our practice is to hold inventory of critical components, such as the imaging sensor and the transmitter of our PillCam capsules, for a period of time ranging from two months to three and a half years, depending on the risk profile we allocate to each critical component.
•	Our practice is to hold approximately six weeks of inventory of finished products at our offices in Israel and at our subsidiaries.
•	We maintain back-up copies of all production files, original certifications and all proprietary software masters outside of our facilities in Israel.

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

We acquired the rights to our first issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael Armament Development Authority. These patents expire in January 2014 and January 2015, respectively. In addition, we own or co-own 180 additional issued patents in the United States, Australia, Canada, China, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan and the United Kingdom covering different elements of our technology. As part of the acquisition of the Bravo pH monitoring business from Medtronic, we acquired a number of patents and patent applications relating to various aspects of this technology.

These patents expire between 2017 and 2025. We also hold two utility models in Japan, one utility model in South Korea and nine utility models in Germany. As of December 31, 2009, we also had more than 490 pending patent applications worldwide based on approximately 180 priority applications relating to various elements and functions of our products and related enhancements.

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

In March 2004, the U.S. Patent and Trademark Office, or USPTO, notified us that it would conduct a reexamination of some of the claims in our first U.S. patent known as the ‘531 patent, pursuant to a request submitted by Olympus Corporation. In April 2006, the USPTO issued a decision confirming the validity of 13 of the original 17 claims of the ‘531 patent. In September 2006, we appealed the rejection of the other four claims. Our appeal was denied in 2009.

In June 2008, we settled our patent litigation against Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc. The litigation began in May 2006, was conducted in the United States and was related to the two companies’ respective capsule endoscopy products. The settlement agreement includes certain worldwide cross-licenses under which each party receives a royalty-free license under all existing patents of the other party for its respective capsule endoscopy products existing as of the settlement date. The parties also exchanged covenants not to sue on currently available medical device products and agreed to a release of all past causes of action. The settlement also includes a cross-license under existing and future patents of each party for future capsule endoscopy products, which may include the payment of royalties by either party at a rate to be determined through an agreed upon mechanism.

Competition

Olympus Corporation has been marketing and selling a competing capsule endoscopy system in Europe and Australia since October 2005. In September 2007, Olympus received FDA clearance to market its capsule endoscopy system and small bowel capsule in the United States and in September 2008 it received regulatory clearance to market its capsule endoscopy system in Japan.

In 2007, a South Korean company began selling a competing system in South Korea as well as in Europe and Australia. Also, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries and in some European countries at lower prices than our system and presented its systems at industry trade shows outside Asia.

Generally, competition has intensified in 2008 and 2009 with our competitors working to establish competing sales channels and grow their presence in the market. We believe that we have a competitive advantage compared to other sellers of capsule endoscopes. First, we were the first company to sell and market capsule endoscopes and have the largest installed base of customers and a recognized and trusted brand name. Second, we are focused on a diversified capsule and software portfolio for visualization of the esophagus, small bowel and colon while our competitors offer only a small bowel capsule at this time. Third, we believe our technological solution, and in particular our software solution, is superior to the products introduced by competitors and we continue to invest to ensure we maintain this competitive advantage. Fourth, we provide comprehensive customer support, extensive professional education and training to physicians and nurses, and support clinical research worldwide. Finally, we have a patent portfolio that we believe protects critical aspects of our technology and may create technological barriers for our competitors, which may force them to enter the market with inferior products or delay their entry into certain territories or impact the cost of their products.

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

In March 2007, we signed a cooperation agreement with Fuji Film. The goal of the agreement is to build closer collaboration between the companies in research and development, component sourcing, marketing and product distribution worldwide. Under the terms of the agreement, we and Fuji Film collaborate to develop products and components for the gastrointestinal endoscopy and diagnostic field. As part of this collaboration, Fuji Film has developed and is supplying to us optical components of our capsules. The agreement also grants Fuji Film non-exclusive rights to distribute our capsule endoscopy capital equipment, including our RAPID workstation and data recorders, and small bowel products, including PillCam SB and Agile patency capsules, in certain countries worldwide, which will be determined by the two companies on a case-by-case basis. In January 2009, Fuji began distributing and selling our capsule endoscopy products in Japan, in addition to Suzuken.

In addition, there are several companies focused on radiological diagnostics that provide x-ray machines and other imaging products used for barium series radiological examinations. These companies include but are not limited to GE Healthcare, Siemens Medical Solutions, Philips Medical Systems and Toshiba Corporation.

In the pH monitoring business, the most common esophageal pH monitoring device is the transnasal catheter, which continuously measures pH for 24 hours. Sierra Scientific, Sandhill and Medical Measurement Systems, or MMS, are the major pH catheter manufacturers that compete with the Bravo system; however, none of these companies currently offers wireless pH monitoring technology. We estimate that at present approximately 20% of pH monitoring procedures are performed with the Bravo system. We believe the Bravo system has a number of advantages that will help us to compete effectively and improve our competitive position compared to the catheter-based technologies. First, the Bravo system offers a convenient catheter-free alternative that has been shown to be better tolerated and possess a more favorable side-effect profile than the catheter-based procedure. Second, the Bravo system allows physicians to record up to 48 hours of pH data, providing a more comprehensive disease profile and potential improvement for patient care. Finally, we leverage our sizable field sales force and the customer base of our capsule endoscopy products to market and sell the Bravo system and we expect this will increase our market share.

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

U.S. Government Regulation

FDA Clearance and Regulation

All of the products we market and sell in the United States have received FDA clearance. All of our products that have been cleared to date by the FDA, have been cleared through the 510(k) clearance process that is further described below. Currently, we have FDA clearance to market the Given System with our PillCam SB and PillCam ESO capsules as well as the Bravo pH monitoring system in the United States. Our capsule endoscopy products are categorized as Class II devices. The Bravo pH monitoring system is categorized as a Class I exempt device, the lowest risk category for medical devices.

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

510(k) Clearance Process.  To obtain 510(k) clearance, an applicant must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” — either a previously 510(k) cleared device or a pre-amendment device for which the FDA has not called for premarket applications. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a premarket application approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the determination, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket application approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market application approval is obtained. Our PillCam ESO capsule, the advanced versions of the RAPID software and data recorder, and the Bravo system have each received FDA marketing clearance under the 510(k) clearance process. We cannot be sure that any of our future products will be eligible for the same abbreviated regulatory treatment. Recently, the FDA has announced plans to review the 510(k) clearance process. Changes in existing regulatory requirements or adoption of new requirements may make it more difficult or prevent us from obtaining marketing clearance for our products in the United States.

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

FCC Clearance and Regulation

Because our products use a wireless radio frequency transmitter and receiver, they are subject to equipment authorization requirements in the United States. The U.S. Federal Communications Commission, or FCC, requires advance clearance of all radio frequency devices before they can be sold or marketed in the United States. These clearances ensure that the proposed products comply with FCC radio frequency emission and power level standards and will not cause interference. We have the required clearances from the FCC; however any modifications to our products may require new or further FCC approval before we are permitted to market and sell these products, and it could take several months to obtain any necessary FCC approval.

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

In Europe, the frequency range in which our products operate is subject to technical standards for radio frequency use developed by the Short Range Device Maintenance Group of the European Conference of Postal and Telecommunications Administrations. We currently have clearance to operate our products in Europe based on the current product design and specifications; however, modifications to these products may require new or further approvals before we are permitted to market and sell a modified product, and it could take several months to obtain any necessary approvals.

Regulation in Japan and in Other Countries

In Japan, we have regulatory clearance to market the Given System with our second-generation PillCam SB capsule. Marketing our other products in Japan will require additional, product-specific regulatory clearances. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from twelve months for products with only very minor modifications from previous cleared product versions, to a few years in the case of a completely new device.

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

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2009, most Medicare carriers and private third-party payors, with a total insured population in the United States of approximately 220 million individuals, also cover capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies.

We continuously attempt to improve reimbursement coverage for the PillCam SB capsule. For example, we work with third-party payors to expand the number of International Statistical Classification of Diseases, known as ICD, diagnosis codes, for small bowel diseases. ICD diagnosis codes are used to classify diseases and a wide variety of medical symptoms, findings and complaints and to report diagnoses to third-party payors to support medical necessity for services provided. We believe that the availability of more ICD diagnosis codes for small bowel-related conditions will enhance the ability of physicians to submit and receive payment for claims relating to small bowel diagnostic procedures using our PillCam SB capsule, which, in turn, may result in an increased usage of this capsule.

Most of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. We are continuously seeking to convince third-party payors, through economic and health outcomes analyses, that capsule endoscopy of the small bowel should be used earlier in the typical diagnostic process for patients with inflammatory bowel diseases such as Crohn’s disease, and be entitled to reimbursement coverage without requiring upper endoscopy or radiology procedures to be performed prior to administering the capsule. As a result of these efforts, as of December 31, 2009, several third-party payors issued new or updated policies covering approximately 65 million individuals in the United States that no longer require an upper endoscopy and require only a colonoscopy as an endoscopic procedure to be performed prior to a small bowel capsule endoscopy procedure for detecting suspected Crohn’s. Finally, out of the 220 million individuals who have coverage in the United States for small bowel capsule endoscopy for suspected Crohn’s, approximately 40 million individuals have coverage for a small bowel capsule endoscopy procedure in cases of known Crohn’s of the large bowel that require small bowel evaluation.

As of December 31, 2009, approximately 46 million individuals had reimbursement coverage for capsule endoscopy of the esophagus using our PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease. Numerous third-party payors are reimbursing this procedure on a case-by-case basis. We have established a toll-free reimbursement help-line whereby reimbursement specialists assist our customers with general information about the process of submitting prior authorizations, claims and appeals in the event of a denial.

As of December 31, 2009, approximately 250 million individuals in the United States had reimbursement coverage for the Bravo pH monitoring procedure. The most common accepted indications for coverage are for patients with esophageal reflux who are being considered for surgical anti-reflux repairs and patients with normal endsocopic findings and reflux symptoms who are unresponsive to therapy.

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

In 2009, for procedures performed in a physician’s office, the national average global fee paid by Medicare under the CPT code for capsule endoscopy of the small bowel was $876, a decrease of 7.3% compared to 2008. For procedures performed in an outpatient hospital setting, the national average physician fee paid by Medicare was $193, an increase of 8.4% compared to 2008, and the national average payment rate to the hospital for the technical component was $632. These payment rates are modified annually. Effective January 1, 2010 and through at least March 31, 2010, the national average global fee paid by Medicare for a procedure in a physician’s office was decreased to $863, the national average physician fee for the professional component of a hospital outpatient procedure was increased to $194 and the national average payment rate to the hospital for the technical component increased to $664 due to an increase in the APC rate for gastrointestinal small bowel procedures classified under APC 142.

For capsule endoscopy of the esophagus, in 2009, the national average global fee paid by Medicare for a procedure in a physician’s office was $684. The national average physician fee paid by Medicare in an outpatient hospital setting was $54 and the national average payment rate to the hospital for the technical component was $571, under the APC 141 for upper gastrointestinal procedures. Effective January 1, 2010 and through at least March 31, 2010, the national average global fee paid by Medicare for a procedure in a physician’s office decreased to $678, the national average physician fee paid by Medicare in an outpatient hospital setting remained the same at $54 and the national average payment rate to the hospital for the technical component increased to $590 under the APC 141 for upper gastrointestinal procedures.

For Bravo pH monitoring, in 2009, the national average global fee paid by Medicare for a procedure in a physician’s office was $456 compared to $481 in 2008. The national average physician fee paid by Medicare in an outpatient hospital setting was $84 compared to $80 in 2008, and the national average payment rate to the hospital for the technical component was $264, compared to $250 in 2008, under the APC 361 for Level II alimentary tests. Effective January 1, 2010 and through at least March 31, 2010, the national average global fee paid by Medicare for a procedure in a physician’s office decreased to $451, the national average physician fee paid by Medicare in an outpatient hospital setting remained the same at $84 and the national average payment rate to the hospital for the technical component increased to $275 under the APC 361 for Level II alimentary tests.

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

In Europe, the population with reimbursable access to small bowel capsule endoscopy at the end of 2009 was approximately 226 million, similar to the situation at the end of 2008, immediately following the decision of French authorities to approve reimbursement for PillCam SB capsule endoscopy for more than 60 million citizens in France in November 2008. The number of people in Europe with reimbursement for indications in addition to OGIB at the end of 2009 was approximately 161 million. Currently, there is ongoing process to obtain reimbursement for PillCam SB capsule endoscopy under the German national insurance program which covers most of Germany’s 82 million citizens. About 10% of German citizens currently have coverage for PillCam SB through private health insurers.

In Japan, authorities announced initial reimbursement coverage for our PillCam SB capsule. Effective October 1, 2007, the entire adult population in Japan is eligible for reimbursement of the PillCam SB capsule procedure for small bowel indications with obscure gastrointestinal bleeding.

In Australia, reimbursement coverage for use of capsule endoscopy in the detection of gastrointestinal bleeding exists for all permanent residents, including those holding Australian and/or New Zealand citizenship, providing coverage for approximately 20 million residents. In May 2008, the Department of Health and Ageing in Australia approved permanent government funding and reimbursement for capsule endoscopy of the small bowel. Prior to this approval, capsule endoscopy has been funded and reimbursed on a temporary basis since 2004.

While coverage in Austria, Switzerland, Spain, Germany, Australia and Japan is generally limited to the indication of suspected small intestinal bleeding, the public healthcare systems in the Czech Republic, Denmark, France, some Italian regions, Israel, Portugal, Sweden and the United Kingdom cover capsule endoscopy for broader indications, including suspected Crohn’s disease. We cannot provide any assurance that we will obtain any additional approvals in a timely manner or at all.

Outside the United States, there is no meaningful reimbursement coverage for the Bravo system.

C. Organizational Structure

Given Imaging Ltd. is organized under the laws of the State of Israel and, as of December 31, 2009, held directly or indirectly the outstanding capital stock of the following subsidiaries and in the following ownership percentages:

Name of Subsidiary	Country of Incorporation	Percentage Ownership
Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	United States	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging K.K.	Japan	86
Given Imaging (Asia-Pacific) PTE Ltd.	Singapore	100
Endonetics, Inc.	United States	100

D. Property, Plants and Equipment

We lease a total of approximately 10,300 square meters (approximately 110,869 square feet) in Yoqneam, Israel, hosting our corporate headquarters and a number of production lines, under a lease that expires in December 31, 2015.

We believe that our existing facilities will be adequate to meet our production and other needs in Israel for the foreseeable future.

Our subsidiaries are party to the following leases:

•	Given Imaging, Inc. leases 2,318 square meters (24,919 square feet) of office space in Duluth, Georgia under a sub-lease that expires in May 2015;
•	Given Imaging GmbH leases approximately 1,060 square meters (11,405 square feet) of office space in Hamburg, Germany, pursuant to a lease for an indefinite term that may be terminated by us or the landlord with an advance notice of six months;
•	Given Imaging Pty. Ltd. leases 244 square meters (2,626 square feet) of office space in North Ryde, Australia, pursuant to a lease that expires in February 2011;
•	Given Imaging s.a.s. leases a total of 241.5 square meters (2,598 square feet) of office space in Maisons-Laffitte, France, consisting of 168 square meters (1,808 square feet) pursuant to a lease that expires in September 2010. At that time this subsidiary will move to a new office space in Maisons-Laffitte, France, consisting of 460 square meters (4,951 square feet) pursuant to a lease that expires in December 2015;
•	Given Imaging K.K. leases 443 square meters (4,765 square feet) of office space in Tokyo, Japan pursuant to a lease that expires in August 2010; and
•	Given Imaging (Asia-Pacific) PTE Ltd. leases 102 square meters (1,101 square feet) of office space in Singapore, pursuant to a lease that expires on August 31, 2010.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

We develop, manufacture and market innovative diagnostic products for disorders of the gastrointestinal tract. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule, which we refer to as the PillCam capsule, that is ingested by the patient and delivers high quality color video in a noninvasive manner. Our main objective, subject to further development and receipt of regulatory clearances and/or approvals, is to establish the Given System as a leading patient-friendly platform for visualizing and detecting disorders in all parts of the gastrointestinal tract. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly medical procedures.

In 2001, we commenced marketing the Given System with the PillCam SB capsule for detection of disorders of the small bowel. As of December 31, 2009, we had sold more than 1.1 million capsules in more than 65 countries worldwide and had an installed base of approximately 5,340 Given Systems and 405 Rapid Access units. RAPID Access is the version of software that can be installed on customers’ hardware and enables PillCam capsule endoscopy study management to be performed in a network environment. Since November 2004, we also market and sell our PillCam ESO capsule for visualization of the esophagus. In the second half of 2007, we began selling the first generation of our PillCam COLON capsule in Europe and intend to begin gradual and limited marketing and sales of our second-generation PillCam COLON capsule in European countries in 2010 following receipt of the CE mark for this capsule in late 2009. We also have limited sales of the PillCam COLON capsule in our AP/J region. To date, we have not been able to obtain FDA clearance to market the PillCam COLON capsule in the United States. We have also developed and are selling in the United States, Europe and several other jurisdictions, a patency capsule, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam capsules.

We were incorporated in Israel in January 1998. We raised approximately $53.2 million of net proceeds in our initial public offering in October 2001 and have been listed since then on the Nasdaq Global Market. We completed a follow-on offering in June 2004 in which we raised additional net proceeds of $44.3 million. Since March 2004, our shares have also been listed on the Tel-Aviv Stock Exchange. Until the acquisition of the Bravo pH monitoring business, we have devoted substantially all of our resources to developing the Given System, performing clinical trials and marketing and selling the Given System and PillCam capsules.

Acquisition of the Bravo pH Monitoring Business

In December 2008, we acquired the Bravo pH monitoring business from Medtronic for total cash consideration of $20 million, including approximately $2.9 million as pre-payment for inventory Medtronic used to supply the Bravo system to us during a transition period. This was our first acquisition since our inception. The Bravo pH monitoring system is the only wireless, catheter-free pH test for GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. At the time of this acquisition, the Bravo pH monitoring business consisted primarily of intangible assets, goodwill, customer relationship and in-process research and development.

During 2009, we completed the transition of the Bravo business and know-how to our control, including establishing a production line in Israel and taking over order fulfillment, supply chain, customer and technical support, sales and marketing, and quality and regulatory affairs. We began manufacturing the Bravo product in Israel in January 2010. We also completed and announced the release of new software, RAPID pH, that is used by physicians to review and analyze pH measurement examinations. This new software simplifies the user interface and the related technical elements compared to the software used by Medtronic prior to the acquisition. In addition, Medtronic completed development tasks of a new capsule delivery system that were assigned to it under the acquisition agreement and received from us a payment of $0.5 million that was initially held back from the purchase price and placed in escrow pending completion of these tasks. An additional small percentage of the purchase price is still in escrow to secure Medtronic’s indemnity obligations under the acquisition agreement.

Acquisition of Sierra Scientific Instruments

On March 21, 2010, we signed a definitive agreement to acquire privately-held Sierra Scientific Instruments, or Sierra, for $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract.

We expect that the acquisition will close and become effective on or about April 1, 2010, subject to the satisfaction of customary closing conditions, at which time Sierra will become our wholly-owned subsidiary.

Sierra’s business is primarily in high-resolution esophageal manometry and it also offers a line of reflux monitoring solutions. In 2009, Sierra had unaudited revenues of approximately $18 million of which approximately 60% came from sales in the United States and 40% from sales in the rest of the world, principally Europe. Sierra has 175 employees worldwide who are located primarily in two main facilities, with more than 70 in its Los Angeles headquarters and approximately 100 in a manufacturing facility in Vietnam.

We believe this acquisition strengthens our position as a global leader in the gastro-esophageal diagnostic market. With our wireless Bravo pH monitoring product and the manometry, impedance and catheter-based pH monitoring products we get with the acquisition of Sierra, we advance our goal of providing comprehensive solutions to our customers. From a financial perspective, we believe that acquiring Sierra will increase our revenue base and profitability. This acquisition enables us to diversify our product and geographic revenues through access to additional products, people, and manufacturing assets.

Esophageal manometry is a test to measure the pressure inside the esophagus. During this procedure, a thin, pressure-sensitive tube, or “catheter,” is passed through the patient’s mouth or nose into the stomach. The test measures the pressure of the muscle contractions along several sections of the tube. Esophageal manometry may be combined with impedance monitoring and is often referred to as upper GI motility testing. Physicians use motility testing in patients with GERD, swallowing disorders, chronic constipation, chronic abdominal pain, intestinal pseudo-obstruction, and unexplained nausea and vomiting. The test evaluates how well a patient’s digestive tract muscles are functioning. Sierra pioneered the development of high-resolution solid state manometry in which motility physiology is clearly visualized through the length of the esophagus. This technology is embodied in Sierra’s industry-leading ManoScan family of equipment.

Reflux monitoring involves measurement of pH or a combination of pH and impedance in the esophagus. pH monitoring measures acid reflux from the stomach into the esophagus for patients thought to have GERD. With Sierra’s products, esophageal pH monitoring is performed by passing a thin plastic catheter through one nostril and placing it in the esophagus. The catheter is then attached to a recorder that the patient wears on a shoulder strap or around their waist to capture the pH measurements of the esophagus. The patient is sent home with the catheter and recorder and returns the next day to have the catheter removed. The data from the recorder is downloaded into a computer for analysis.

Impedance monitoring detects reflux events independent of the pH allowing for identification of acid and non-acid reflux episodes as well as providing esophageal transit data. Impedance monitoring is often combined with pH monitoring and used in GERD patients whose symptoms are not resolved with proton pump inhibitor, or PPI, therapy. It can also be combined with manometry to provide a more complete picture of esophageal motility.

Revenues

We derive most of our revenues from recurring sales of our PillCam SB capsules to our existing installed base, from sales of our Bravo system, and, to a lesser extent, from sales of capital equipment, such as RAPID workstations and data recorders and RAPID Access. We also derive a small portion of our revenues from post-sale customer support contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. We also derive limited revenues from sales of our Agile patency system.

Revenue Breakdown.  A substantial majority of our revenues is generated from sales of our PillCam capsules, particularly PillCam SB capsules. The proportion of our revenues derived from sales of capital equipment components of the Given System, such as the RAPID workstations and portable data recorders, and revenues derived from sales of the PillCam capsules, which generate recurring sales, is an important indicator of our results of operations. In 2009, we derived approximately 77.9% of our revenues from sales of our PillCam SB capsules compared to 82.3% of our revenues in 2008 and 80.3% of our revenues in 2007. Sales of each of the PillCam ESO capsule and the PillCam COLON capsule represented approximately 0.5% to 1.2% of our revenues over these years, respectively. In 2009, we derived approximately 10.6% of our revenues from sales of the Bravo system and its components following our acquisition of the Bravo pH monitoring business in December 2008. We expect that sales of the Bravo system will continue to contribute significantly to our revenues, particularly in the United States. We also expect that a substantial majority of our revenues in the future will continue to come from recurring sales of our capsules.

The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	$			% of Annual Revenues
	2007	2008	2009	2007	2008	2009
	(U.S. Dollar in Thousands)
Workstations, RAPID Access and data recorders	$15,267	$14,523	$11,523	13.5%	11.6%	8.1%
PillCam SB capsule	90,614	103,005	110,371	80.3	82.3	77.9
PillCam COLON capsule	1,106	1,463	1,021	1.0	1.2	0.7
PillCam ESO capsule	1,012	1,213	702	0.9	1.0	0.5
Patency system and capsule	523	662	718	0.5	0.5	0.5
Bravo business	N/A	886*	14,985	N/A	0.7*	10.6
Service and accessories	4,346	3,356	2,443	3.8	2.7	1.7
Total	$112,868	$125,108	$141,763	100.0%	100%	100%

*	Represents revenues from December 8, 2008, the date we acquired Bravo, until December 31, 2008.

Capsule Endoscopy Products

Workstations and Data Recorders.  In 2009, our revenues from the sale of workstations and data recorders decreased compared to our revenues from the sale of these products in 2008. Typically, during the entry period in new markets, such as Japan, or following major reimbursement announcements, such as was the case in France in November 2008, sales of capital equipment are more significant in the specific geography. In the more mature markets, such as Europe and the United States, our revenues from the sale of workstations and data recorders are decreasing compared to prior periods. The decrease in revenues from sale of capital equipment in those other markets is attributable to both lower quantities of workstations and data recorders sold and lower average selling price. We believe this decrease in revenues from sale of capital equipment is due in part to our already existing large installed based in the major markets, in part to the global economic crisis that has caused customers to delay capital investment decisions and in part due to competitive pressure. We believe that, other than in Japan and France, sales of workstations and data recorders are not likely to grow since a majority of gastroenterologists in our main markets already have access to a capsule endoscopy system.

In addition, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment, or replace older equipment of many customers with newer versions of our capital equipment, at a reduced price. This resulted in a lower average selling price for our capital equipment.

RAPID Access.  In 2009 we launched a version of our software, which we call RAPID Access, that can be installed on customers’ hardware and enables PillCam capsule endoscopy study management to be performed in a network environment. RAPID Access supports a variety of customized workflow models to best suit the customers’ unique needs, including import of patient demographic data and export of procedure reports, in addition to accessing network resources such as storage drives and printers. We believe that in the future an increasing number of customers will prefer this version of our software over the stand-alone RAPID workstations due to the customers’ reluctance to invest in capital equipment and the operational convenience afforded by working in a network environment.

PillCam SB.  Substantially all of our revenues from capsule sales were attributable to sales of the PillCam SB capsule, which we began selling worldwide in the fourth quarter of 2001. In 2009, worldwide PillCam SB sales were $110 million, an increase of 7.0% compared to sales of $103 million in 2008. In addition, in 2009 worldwide reorders of PillCam SB increased by 6.0% to approximately 218,400 capsules, compared to approximately 206,000 capsules in 2008. Reorders are recurring sales to the same customer in a specified period of time. We expect recurring sales of the PillCam SB capsule to continue to account for a substantial majority of our revenues from capsule sales in 2010. We believe this is primarily because the market for the PillCam SB capsule is currently a more developed market compared to the market for our PillCam ESO capsule and PillCam COLON capsule and due to the lack of other accepted imaging modalities of the small bowel.

PillCam ESO.  We have marketed the PillCam ESO in the Unites Stated since November 2004. Since then, sales of our PillCam ESO were insignificant due primarily to the lack of favorable reimbursement coverage, as well as limited clinical data to support widespread use of the PillCam ESO capsule compared to other available alternatives to visualize the esophagus and detect esophageal disorders.

As of December 31, 2009, approximately 46 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices, a common condition in patients diagnosed with cirrhosis of the liver, a chronic liver disease. Reimbursement coverage for the use of PillCam ESO in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices, is not expected before additional clinical data supporting such use is available. Because esophageal varices is not a common condition in the general population, we expect that sales of PillCam ESO in the foreseeable future will continue to be immaterial to our total revenues. We believe that sales of the PillCam ESO capsule could increase when and if there is clinical data and reimbursement coverage to support and cover the use of this capsule in GERD patients; however, significant market development, planning and other resources are required to achieve these results and there is no assurance that we will be able to do so.

PillCam COLON.  PillCam COLON is the third capsule we developed. During 2009, we achieved substantial progress with the development and commercial plans for our second-generation PillCam COLON capsule. During the year we completed an initial clinical study conducted in five hospitals in Israel designed to evaluate the performance of new technologies embedded in the new colon capsule and the PillCam platform. Despite statistical limitations resulting from the size of the trial and the relatively low prevalence of polyps, the results of this feasibility trial confirmed the functionality of these new technologies and gave us increased confidence about the potential of PillCam COLON 2 as a useful tool for visualizing pathology in the colon. In September 2009, following completion of this initial trial, we obtained the CE mark permitting us to market the second-generation PillCam COLON capsule in the European Union. In November 2009, we introduced this product at a European medical conference and we plan to begin limited sales in Europe during 2010. Presently, there is only limited clinical evidence to support the use of this second-generation colon capsule. We are currently supporting a multi-center clinical study in the United States, Europe and Israel that will be important to develop the market for this product successfully and could serve as a basis for a subsequent application to the FDA to clear this capsule for marketing in the United States.

Sales of our first-generation PillCam COLON capsule from 2007 through 2009 were insignificant. PillCam COLON has not yet received FDA marketing clearance in the United States. In February 2008, the FDA determined that the first-generation PillCam COLON capsule was not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore could not be cleared for marketing in the United States, our biggest market, through the 510(k) process, based on the clinical data available at the time. There can be no assurance that we will have sufficient data to submit our second-generation PillCam COLON for FDA clearance, or that we will be able to obtain FDA clearance for this capsule through the 510(k) process or otherwise, or even if we do, that this capsule will achieve widespread market acceptance as superior to existing technologies for visualization or screening of the colon.

We believe the following are important factors in determining the success of our second-generation PillCam COLON in the foreseeable future:

•	Our ability to establish the improved clinical effectiveness of the second-generation PillCam COLON capsule over the first-generation capsule.
•	Receipt of FDA marketing clearance in the United States: We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.
•	Clinical data sufficient to support the use of the second-generation PillCam COLON for visualization or screening of the colon as compared to other diagnostic modalities: If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell this capsule.
•	The availability of sufficient clinical and cost-effectiveness data for physicians to use this product in their practice, for the American Medical Association, or AMA, to provide a favorable permanent “current procedural terminology,” or CPT, code, and for private third-party payors to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure.
•	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule that is accepted by physicians and patients.
•	The absence of other safe and effective colon cancer screening products, which, if brought to market by a third party, may make the PillCam COLON capsule obsolete.

Because these elements do not exist as of the date of this annual report, we do not expect that the second-generation PillCam COLON capsule will contribute significantly to our revenues in 2010. We believe that there is a significant market for a simple, cost-effective and non-invasive technique for colorectal cancer screening, which represents a significant market opportunity for the PillCam COLON capsule. According to guidelines of professional associations in the United States, it is estimated that approximately 88 million people over the age of 50 or that are otherwise at increased risk for colon cancer need to be screened annually in the United States, yet patient compliance is only around 50%. Patient compliance rates in Europe and Japan are believed to be even lower. We believe that the PillCam COLON procedure will eventually provide a non-invasive alternative to traditional colonoscopy. However, further product and procedure development as well as significant additional clinical data to support the use of this capsule as a screening tool are necessary before we can realize this market opportunity. In the meantime, we market PillCam COLON in Europe for visualization of the colon in patients who are unable or unwilling to undergo traditional colonoscopy or in cases of incomplete colonoscopies.

PillCam Capsule Reorders.  The portion of our total revenues resulting from recurring capsule sales is an important indicator for measuring our results of operations because it indicates the level of adoption by physicians of the Given System. We seek to increase the level of recurring sales of our PillCam capsule by a number of methods, including:

•	broadening the reimbursed indications, conducting clinical trials to prove the clinical benefits of capsule endoscopy compared to other diagnostic procedures of the gastrointestinal tract and educating physicians regarding the clinical benefits of the PillCam capsules;
•	intense selling and marketing activities and more frequent contact with our customers to inform and educate them about our technology; and
•	enhancing operating efficiencies of the system to allow physicians to incorporate capsule endoscopy into their daily practice routines.

The following table sets forth information for the periods indicated regarding the total numbers of PillCam SB capsules sold and the percentage of revenues derived from such sales which represent reorders:

	2007	2008	2009
Total number of PillCam SB capsules sold*	191,800	212,000	223,000
Number of PillCam SB capsule sales representing reorders	177,000	206,000	218,400
% of revenues from capsule sales that represent reorders	92.3%	97.0%	97.9%

*	Sales of PillCam ESO and PillCam COLON are limited. Accordingly, reorders of PillCam ESO and PillCam COLON are not included in the above table.

Ambulatory pH Monitoring Products

Bravo pH Monitoring.  In 2009, we added the Bravo pH monitoring products to our product portfolio following the acquisition of this product line from Medtronic in December 2008. Sales of this product contributed significantly to our revenue growth in 2009, particularly in the United States. In 2009, sales of the Bravo products were approximately $14.9 million, or 10.6% of our total sales. We expect that our future revenue growth will continue to depend, in part, on our ability to grow the Bravo pH monitoring business. Our revenue growth in the United States is particularly dependent on growth of the Bravo pH monitoring business in light of the fact that the growth rate of sales of the PillCam SB capsule, our primary selling product, has declined in 2008 and 2009 compared to prior years. Outside the United States, the Bravo pH monitoring system has not been widely used, primarily due to lack of market development and we believe there is a good potential for revenue growth of this product outside the United States. However, since we are new to the field of pH monitoring and have limited operating history with the Bravo product, our growth estimates may be materially incorrect.

Geographical Breakdown

The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	2007	2008	2009
Americas	66%	60%	63%
EMEA	24%	28%	27%
AP/J	10%	12%	10%

Sales in the Americas region were $89.7 million in 2009, up 19% from $75.6 million in 2008. In the same period, EMEA sales increased 10% to $38.5 million compared to $34.9 million in 2008, and sales in the AP/J region decreased 7.0% to $13.6 million compared to $14.6 million in 2008. The growth in sales in the Americas region is primarily attributable to sales of the Bravo products in the United States, which accounted for approximately 16.7% of sales in the United States in 2009. The decline in sales in the AP/J region is mainly due to lower sales in Asia, excluding Japan.

During the same period, PillCam SB sales in the Americas increased by 4% to 147,600 capsules, compared to 142,100 capsules sold in 2008. PillCam SB sales in the EMEA region increased by 20% and PillCam SB sales in the AP/J region decreased by 14% compared to 2008. The decline in sales in the AP/J region is mainly due to lower sales in Asia, excluding Japan.

We believe that lower sales in Asia are in part due to devaluation of local currencies against the U.S. dollar and other macro economic conditions, in part due to the limited resources we have in this region compared to its size and in part due to competition from local sellers of capsule endoscopy systems, mainly in China and South Korea.

Generally, from 2007 through 2009 we had higher growth rate in sales of our capsule endoscopy products in regions outside the United States compared to the growth rate in sales of these products in the United States. The lower growth rate in the United States is primarily a result of a decline in sales of capsule endoscopy workstations and other capital equipment and a lower growth rate in sales of our PillCam SB capsule. We believe the decline in sales of capsule endoscopy workstations is due in part to the economic slowdown, in part to our already existing large installed base and in part to competitive pressure. We believe that the lower growth rate in capsule sales is due in part to the decline in sales of workstations that typically include a sale of capsules and in part to the maturity of the market for the most common use of the PillCam SB capsule, namely the detection of obscure gastrointestinal bleeding, or OGIB. If we are unable to expand the use of the PillCam SB capsule beyond OGIB, particularly in the United States, sales of the PillCam SB capsule may decline or not increase as we expect.

The higher growth rate outside the United States during the period between 2007 and 2009 is a result of our initial penetration of the Japanese market and expanding reimbursement coverage in EMEA and Japan. In EMEA, the primary reasons for the growth in PillCam SB sales is our increasing success in taking advantage of the inclusion of this capsule in the national listings of reimbursable products in France in November 2008 and in other major countries such as Spain and the United Kingdom. In Japan, we received marketing clearance for the Given System and our first-generation PillCam SB in April 2007 followed by a reimbursement coverage announcement in October 2007. Regulatory clearance and reimbursement for the second generation of our PillCam capsules were received in the second quarter of 2009. Behind the United States, Japan is considered one of the largest markets in the world for medical devices for use in the gastrointestinal tract. Therefore, we believe that the Japanese market represents an attractive potential growth opportunity for our business in 2010 and beyond.

We expect that a majority of our revenues from a single market in the foreseeable future will continue to come from the United States, mainly due to our ability to leverage existing market share to generate additional sales, a favorable reimbursement system and general acceptance of new technologies among physicians. In addition, a significant majority of the sales of the Bravo system in the foreseeable future will be in the United States. The market for this product outside the United States is not well developed. At the same time, we expect that in 2010 the growth rate in sales of our capsule endoscopy products outside the United States will continue to be higher than the growth rate in the United States because of the reasons described in the preceding paragraph.

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

Reimbursement

We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect the proportion of our revenues that are derived from sales in the United States. Availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase our products and perform medical procedures with them. Once a payor has decided to provide reimbursement for use of our products, the level of reimbursement coverage provided also becomes a key factor in a physician’s decision. We estimate that as of December 31, 2009, reimbursement for small bowel capsule endoscopy was available worldwide to approximately 560 million people. In the United States approximately 220 million people are covered with most reimbursement policies providing coverage for a number of small bowel indications, including obscure bleeding, suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. In Europe, reimbursement coverage for small bowel capsule endoscopy was available for approximately 226 million people as of December 31, 2009, and reimbursement coverage for expanded indications, such as Crohn’s disease and other small bowel disorders was available for approximately 161 million people at the end of 2009. The most recent significant development in this respect was the receipt of reimbursement coverage for our PillCam SB capsule in France in November 2008. This decision by the French authorities provides coverage for approximately 60 million people. Currently, there is an ongoing process to obtain reimbursement for PillCam SB capsule endoscopy under the German national insurance program, which covers most of Germany’s 82 million citizens. About 10% of German citizens already have coverage for PillCam SB through private health insurers. This represents a significant potential growth opportunity for us in Europe.

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

In addition to continuing our efforts to expand reimbursement coverage, we have made significant efforts to educate our customers regarding coverage conditions and rates. For example, we maintain frequent contact with existing and potential third-party payors on the one hand, and with our customers on the other hand. We believe that increased customer awareness and knowledge is important to remove any misunderstandings that may exist among physicians regarding the availability of reimbursement or coverage rates and to allow more patients to access the benefit of our technology. We also maintain a reimbursement telephone support line to respond directly to inquiries from customers.

We also continued our efforts to improve reimbursement coverage for the PillCam SB capsule. First, we are working with third-party payors to expand the number of International Statistical Classification of Diseases, known as ICD, diagnosis codes, for small bowel diseases. ICD diagnosis codes are used to classify diseases and a wide variety of medical symptoms, findings and complaints and to report diagnoses to third-party payors to support medical necessity for services provided. We believe that the availability of more ICD diagnosis codes for small bowel-related conditions will enhance the ability of physicians to submit and receive payment for claims relating to small bowel diagnostic procedures using our PillCam SB capsule, which, in turn, may result in an increased usage of this capsule. Second, we continue our efforts to convince third-party payors, through economic and health outcomes analyses, that capsule endoscopy of the small bowel should be used earlier in the typical diagnostic process for patients with inflammatory bowel diseases, such as Crohn’s disease, and be entitled to reimbursement coverage without requiring upper endoscopy and radiology procedures to be performed prior to administering the capsule. We believe this could increase physicians’ use of the PillCam SB capsule. As of December 31, 2009, approximately 65 million individuals in the United States had reimbursement coverage for PillCam SB following colonscopy as the only endoscopic procedure to be performed prior to administration of the PillCam SB capsule.

As of December 31, 2009, 46 million individuals in the United States have coverage for using our PillCam ESO for the diagnosis of esophageal varices.

To date, there is no reimbursement coverage for procedures with our PillCam COLON capsule. This capsule is new to the market and more clinical evidence will be necessary to support reimbursement. Reimbursement coverage for this capsule is not expected in the foreseeable future.

As of December 31, 2009, approximately 250 million individuals in the United States had reimbursement coverage for the Bravo pH monitoring procedure. The most common accepted indications for coverage are for patients with esophageal reflux who are being considered for surgical anti-reflux repairs and patients with normal endsocopic findings and reflux symptoms who are unresponsive to therapy.

For discussion of the reimbursement rates applicable to various procedures with our products see in Item 4 — “The Business of the Company — Business Overview — Third-Party Reimbursement —  Reimbursement Rates.” Reimbursement rates may also be modified in the future. Based on recent history, we do not expect that modest changes to reimbursement rates will have a material effect on our business.

Competition

Olympus Corporation has been marketing and selling a competing capsule endoscopy system in Europe and Australia since October 2005. In September 2007, Olympus received FDA clearance to market its capsule endoscopy system and small bowel capsule in the United States and in September 2008 it received regulatory clearance to market its capsule endoscopy system in Japan. In addition, in 2007 a South Korean company began selling a competing system in South Korea and other Asian countries, as well as in Europe and Australia. Finally, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries and some European countries at lower prices than us and presented its systems at industry trade shows outside Asia.

Generally, competition in the capsule endoscopy field has intensified in 2008 and 2009 with our competitors working to establish competing sales channels and grow their presence in the market. Since the introduction of competition in the capsule endoscopy market our competitors have gained some market share in their home countries of Japan, South Korea and China and, to a lesser extent, in our main markets in Europe and the United States.

Despite the competition, we believe we are the leading company in the capsule endoscopy field and that our capsule endoscopy products have a number of advantages over competing products. First, we were the first company to sell and market capsule endoscopes and have the largest installed base of customers and a recognized and trusted brand name. Second, we have resources dedicated primarily to capsule endoscopy, which we believe are greater than the dedicated resources of most of our competitors. Third, we are focused on a diversified capsule and software portfolio for visualization of the esophagus, small bowel and colon while our competitors offer only a small bowel capsule at this time. Fourth, we provide comprehensive customer support, extensive professional education and training to physicians and nurses, and support clinical research worldwide. Fifth, we believe our technological solution, and in particular our software solution, is superior to the products introduced by competitors and we continue to invest to ensure we maintain this competitive advantage. Finally, we have a patent portfolio that we believe protects critical aspects of our technology and may create technological barriers for our competitors, which may force them to enter the market with inferior products or delay their entry into certain territories or impact the cost of their products.

In the pH monitoring business, the most common esophageal pH monitoring device is the transnasal catheter, which continuously measures pH for 24 hours. Sierra Scientific, Sandhill and Medical Measurement Systems are the major pH catheter manufacturers that compete with the Bravo system. We estimate that at present approximately 20% of pH monitoring procedures in the United States are performed with the Bravo system.

We believe the Bravo system has a number of advantages that will help us to compete effectively and improve our competitive position compared to the catheter-based technology:

•	the Bravo system offers a convenient catheter-free alternative that has been shown to be better tolerated and possess a more favorable side-effect profile than the catheter-based procedure;
•	the Bravo system allows physicians to record up to 48 hours of pH data, providing a more comprehensive disease profile and potential improvement for patient care; and
•	we use our sizable field sales force and broad customer base to market and sell the Bravo system in comparison to the limited marketing and sale resources utilized by Medtronic prior to our acquisition of this business.

Our main competitors in the pH monitoring field also offer impedance and manometry technologies, which are currently only available with catheter-based products. Impedance testing is important in the view of some physicians to determine whether a patient has non-acid reflux and to show how far up the esophagus the content goes because, occasionally, due to reflux stomach content can reach high enough to cause reflux into the trachea and asthma symptoms, speech problems and even dental problems. Manometry examines esophageal muscle functionality and can indicate disorders of swallowing and therefore complements pH and impedance monitoring in diagnosis of the cause of esophageal problems. The growth rate of our Bravo business may be adversely impacted if these technologies are widely adopted by physicians and we are unable to offer similar technologies within our Bravo product or otherwise.

Customers and Customer Concentration

We market and sell our products through a direct sales force in the United States, Germany, France, Australia and Israel. We rely on third-party distributors in international markets outside these countries. We sell our products primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2009, we derived $30.9 million, or 21.8%, of our revenues from sales to local distributors, compared to $30.8 million, or 24.6% in 2008. Our direct sales revenues are derived from a large number of individual customers and have higher gross margins. In 2009, no single direct sales customer accounted for more than 0.3% of our revenues and no single distributor accounted for more than 2.8% of our revenues. It is our policy to require collateral or security in connection with sales to distributors. Due to these factors, the geographical dispersion of our customers and certain trade insurance tools that we use, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

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

The principal factors affecting our gross margins are related to the volume of sales of our disposable products, the sale prices, the product mix (namely, the proportion of our revenues derived from sales of capital equipment, as compared to sales of capsules), as well as the percentage of our sales made as direct sales. In general, our gross margins from capsule sales are higher than our average gross margins from sales of capital equipment, such as workstations and data recorders. A primary reason for the lower gross margins of capital equipment is that from time to time, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment, or replace older equipment of many customers with newer versions of our capital equipment, at a reduced price or at no charge. In addition, our gross margins in territories in which we use our direct sales force are generally higher than our gross margins in territories in which we market and sell our products through third-party distributors. In the future, our gross margins may also be negatively impacted by the emergence of direct competition in the field of capsule endoscopy.

Our average gross margins over the last three fiscal years were 73.5%. Gross margins in 2007 include a one-time charge of $4.8 million, reflecting early repayment of royalty-bearing grants to the Office of Chief Scientist in Israel. Our gross margins in 2009 improved to 76.6% from 73.6% in 2008. This increase is attributable to reduced material costs of PillCam SB, improved efficiencies in the manufacturing process and to the strengthening of certain non-U.S. currencies. The improvement in gross margins was negatively offset by the Bravo product during the transition of the Bravo manufacturing activities to Israel. Gross margins for the Bravo product are expected to improve in 2010 after we completed the integration of the Bravo product into our business and the transition of the Bravo manufacturing line to Israel. Average gross margins for the Bravo product are expected to remain lower than the average gross margins in our capsule endoscopy business.

Operating Expenses

Research and Development.  Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of, and enhancements to, our products, clinical studies and obtaining regulatory approvals, patent costs, sponsored research costs and other expenses related to our product development and research program. We expense our research and development costs as they are incurred. “Research and development expenses, net” are net of grants received from the Israeli Government through the OCS or from other sources. We plan to continue investing in research and development, as we enhance the Given System and the acquired Bravo business, pursue the development of new products and perform more clinical trials to drive continued expansion of reimbursement for our products worldwide.

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

Equity-Based Compensation.  Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Under Financial Accounting Standard, SFAS ASC 718-20, we recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees using the modified prospective method for the valuation of our equity-based compensation. The application of this accounting standard has a material impact on our earnings per share. In 2009, we recognized $7.3 million in equity-related compensation expense, compared to $6.9 million of equity-related compensation expense in 2008. We expect to continue our practice of granting equity awards to our directors, officers, employees and consultants. The resulting compensation expenses in 2009 were impacted by various factors, including the number of options we granted and their fair value at the date of grant.

Financial Income, Net.  Financial income, net consists primarily of interest earned on our cash balances, interest income from marketable securities and foreign exchange gains or losses, net of financing expenses.

Taxes.  In 2009, Israeli companies were generally subject to income tax at the corporate tax rate of 26%. This tax rate for 2010 is 25%. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in “Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

As of December 31, 2009, we have recorded a net deferred tax asset of $2.4 million. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The deferred tax asset represents our assessment of accumulated losses that could be carried forward to future years to reduce taxable income in those future years. We consider projected future taxable income and tax planning strategies in making this assessment. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. The deferred tax asset may be realized over time, depending upon the generation of future taxable income during the periods in which those accumulated losses become deductible.

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

Net Loss Attributable to Non-Controlling Interests in Subsidiary.  Net loss attributable to non-controlling interests in subsidiary consists of the losses attributed to the minority shareholders in our Japanese subsidiary, Given Imaging K.K, of which we owned 86% as of December 31, 2009.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 of the notes to our consolidated financial statements. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in the second quarter of 2001. Our critical accounting policies include:

•	Revenue Recognition. We recognize revenues from sales of our products upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. In any case, revenues are not recognized for an initial sale of a system until all equipment has been delivered so that the customer may use and operate the system as a whole for its intended purpose. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize revenue based on the term of the support period, which is generally a one-year period following the sale. The fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the standard warranty period for our products.
•	Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and finished goods and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. In addition, we add to the cost of finished products held in inventory the overhead from our manufacturing process.
•	Foreign Currency Translation. In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in our financial statements and the financial statements of our subsidiaries into U.S. dollars. Under the relevant accounting guidance the treatment of any gains or losses resulting from this translation is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary’s operations must also be considered. If any subsidiary’s functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary’s financial statements into U.S. dollars would be included as other comprehensive income. However, if the functional currency of a subsidiary is deemed to be the U.S. dollar, then any gain or loss associated with the translation of that subsidiary’s financial statements would be included within statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for us and each of our subsidiaries. All translations gains and losses derived from transactions in currencies other than the U.S. dollar are recorded in our statement of operations and are included in determining our net income. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any foreign currency gains or losses would not affect our net income for the year presented.
•	Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposures and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a net deferred tax asset of $2.4 million as of December 31, 2009. Based upon our projections for future taxable income in our U.S. subsidiary over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the unreserved benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Effective January 1, 2007, we adopted the provision of FASB Interpretation No. 48, “Accounting for

Uncertainties in Income Taxes” included in ASC Sub-topic 740-10, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. We performed our evaluation mainly in respect of tax years that may still be subject to, or are currently under examination by local tax authorities in some tax jurisdictions.
•	Accounting for Equity Awards. Effective January 1, 2006, we adopted SFAS ASC 718-20, which supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” ASC 718-20 requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. In 2009, we recognized equity-based compensation expense under ASC 718-20 in the amount of $7.3 million. Compensation costs recognized in 2009 also include compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2009. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.
•	Accounting for Business Combinations. In preparing our 2008 consolidated financial statements we had to evaluate the accounting for the Bravo pH monitoring business acquisition. The acquisition was accounted for by the purchase method. The results of operations of the Bravo business were included in the consolidated financial statements of the Company commencing December 2008. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired according to a valuation performed by a third party. Identifiable intangible assets, including purchased in-process research and development, were valued utilizing a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed. The purchase price allocated to patents of the existing core technology, customer relationships, trade names and trademarks is being amortized using the straight line method over a period of eight years to 20 years, which approximates their expected useful lives. These definite life intangible assets will be evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use were charged to In-process research and development acquired in a Business Combination in operating expense at the acquisition date. Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business acquired in December 2008 over the fair value of net assets as of the date of the acquisition. Goodwill is not amortized but rather tested for impairment at least annually.

Results of Operations

Our consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 are set forth below:

	Year Ended December 31,
	2007	2008	2009
	(In Thousands)
Statements of Operations Data:
Revenues	$112,868	$125,108	$141,763
Cost of revenues	(29,721)	(33,001)	(33,145)
Early repayment of royalty bearing government grants	(4,843)	—	—
Gross profit	78,304	92,107	108,618
Operating expenses:
Research and development, gross	(12,847)	(15,126)	(17,842)
In-process research and development acquired in a business combination	—	(4,700)	—
Government grants	1,242	1,530	1,109
Research and development, net	(11,605)	(18,296)	(16,733)
Sales and marketing	(55,446)	(60,902)	(61,428)
General and administrative	(20,981)	(19,320)	(18,919)
Termination of marketing agreement	22,860	5,443	—
Other, net	(422)	(867)	(1,220)
Total operating expenses	(65,594)	(93,942)	(98,300)
Operating profit (loss)	12,710	(1,835)	10,318
Financial income, net	5,520	4,004	1,584
Profit before taxes on income	18,230	2,169	11.902
Income tax benefit (expense)	(4,548)	(250)	1,542
Net profit	13,682	1,919	13,444
Net loss attributable to non-controlling interest	1,503	2,087	891
Net profit attributable to shareholders	$15,185	$4,006	$14,335

Our historical operating results as a percentage of net revenues for the years ended December 31, 2007, 2008 and 2009 are set forth below:

	Year Ended December 31,
	2007	2008	2009
Statements of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	26.3	26.4	23.4
Early repayment of royalty bearing government grant	4.3	—	—
Gross profit	69.4	73.6	76.6
Operating expenses:
Research and development, gross	(11.4)	(12.1)	(12.6)
In-process research and development acquired in a business combination	—	(3.7)	—
Government grants	1.1	1.2	0.8
Research and development, net	(10.3)	(14.6)	(11.8)
Sales and marketing	(49.1)	(48.7)	(43.3)
General and administrative	(18.6)	(15.4)	(13.3)
Termination of marketing agreement	20.2	4.3	—
Other, net	(0.4)	(0.7)	(0.9)
Total operating expenses	(58.2)	(75.1)	(69.3)
Operating profit (loss)	11.2	(1.5)	7.3
Financial income, net	4.9	3.2	1.1
Profit before taxes on income	16.1	1.7	8.4
Income tax benefit (expense)	(4.0)	(0.2)	1.1
Net profit	12.1	1.5	9.5
Net loss attributable to non-controlling interest	1.3	1.7	0.6
Net profit attributable to shareholders	13.4%	3.2%	10.1%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Revenues increased by $16.7 million, or 13.3%, to $141.8 million in 2009, compared to $125.1 million in 2008. This increase was primarily due to an increase of $14.0 million in Bravo sales and an increase of $7.4 million, or 7.2%, in sales of our PillCam SB capsule, offset by a decrease of $3.0 million, or 20%, in sales of workstation and data recorders and a decrease of $0.9 million, or 27%, in revenues from services. Approximately $14.4 million of the $16.7 million increase in revenues was attributable to increases in the volume of products and services sold, primarily sales of Bravo. Approximately $3.3 million was attributable to increase in sales price of our products, which was partially offset by a $1 million of exchange rates effect.

Cost of Revenues and Gross Margins.  Cost of revenues was $33.1 million in 2009, same as in 2008. Cost of revenues did not change despite revenue growth due to implementation of efficiency measures and a reduction in PillCam SB manufacturing costs. Gross margins were 76.6% in 2009, compared to 73.6% in 2008.

Research and Development.  Gross research and development expenses increased by $2.7 million to $17.8 million, compared to $15.1 million in 2008, excluding a charge in 2008 of $4.7 million for in-process research and development related (IPRD) to the Bravo acquisition. The increase in research and development expenses in 2009 is due to $1.0 million of amortized expenses resulting from the purchase price allocation of Bravo, $0.6 million Bravo R&D expenses, an increase of $0.7 million in clinical trials expenses and an increase of $0.1 million in QA expenses.

Research and development expenses, net of government grants, totaled $16.7 million in 2009, compared to $13.6 million in 2008, excluding the IPRD charge mentioned above in 2008 relating to the acquisition of Bravo. Government grants received in 2009 were $1.1 million, compared to $1.5 million received in 2008. In both years, the grants were received for new products under development.

Sales and Marketing.  Sales and marketing expenses increased by $1.4 million, or 0.9%, to $61.4 million in 2009 from $60.9 million in 2008. This increase consisted primarily of an increase of $2.3 million in employment-related expenses due to the increased number of sales and marketing employees and an increase in commissions to our sales representatives of $0.4 million, offset by a decrease of $0.7 million in expenses related to trade shows and workshops, a decrease of $0.4 million in travel expenses of sales and marketing personnel and a decrease of $0.2 million in other marketing expenses. The increase is also attributable to the impact of currency fluctuations and various other expenses.

General and Administrative.  General and administrative expenses decreased by $0.4 million, or 2.1%, to $18.9 million in 2009 from $19.3 million in 2008. This decrease was primarily due to a decrease of $0.8 million in legal expenses, offset by an increase in stock-based compensation expenses of $0.5 million.

Financial Income, Net.  Financial income, net, decreased by $2.4 million to $1.6 million in 2009 from $4.0 million in 2008. The decrease was due mainly to lower interest rates.

Taxes on Income.  We had a tax benefit of $1.5 million in 2009, compared to a tax expense of $0.3 million in 2008. Tax benefit in 2009 is comprised of $1.4 million tax credit resulting from the reversal of a tax provision due to a final tax assessment agreement related to the termination of our past agreement with Ethicon Endo Surgery, and an increase in tax assets, offset by current tax expenses.

Net Loss Attributable to Non-Controlling Interest.  Net loss attributable to non-controlling interest in our subsidiary, Given Imaging K.K., was $0.9 million in 2009, compared to $2.1 million in 2008. The decrease is attributable primarily to a decrease in the non-controlling interest.

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

Research and Development.  Gross research and development expenses, excluding a charge of $4.7 million for in-process research and development related to the Bravo acquisition, were $15.1 million, compared to $12.8 million in 2007. Including this one-time charge, gross research and development expenses were $19.8 million in 2008. The increase in research and development expenses is due to an increase of $1.4 million in labor expenses, an increase of $1.0 million in research and development projects, an increase of $0.2 in maintenance of patents and an increase in other expenses of $0.7 million. These increases were offset by a $1.0 million lower investment in clinical trials, resulting primarily from the decision of the FDA not to clear our PillCam COLON for marketing in the United States.

Research and development expenses, net of government grants, totaled $13.6 million in 2008, excluding the charge for in-process research and development mentioned above, compared to $11.6 million in 2007. Government grants totaling $1.5 million were received in 2008, compared to $1.2 million received in 2007. In both years, the grants were received for new products under development.

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

Net Loss Attributable to Non-Controlling Interest.  Our minority share in losses of a subsidiary, Given Imaging K.K., was $2.1 million in 2008, compared to $1.5 million in 2007. Given Imaging K.K. started marketing activities in Japan in April 2007, after our PillCam SB capsule was cleared for marketing in Japan.

Impact of Currency Fluctuations

Our sales to our customers in 2009 were denominated 64% in U.S. dollars, 24% in Euros, 5% in Japanese Yen, 4% in Australian dollars and 3% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. In 2009, 27% of our expenses, principally salaries and related personnel expenses, were denominated in Shekels, and we expect this level of Shekel expenses to continue for the foreseeable future. During 2009, the U.S. dollar weakened against the Shekel by 0.7%. In addition, 52% of our expenses were denominated in U.S. dollars, 14% were denominated in Euros and 7% were denominated in other currencies. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In addition, as of December 31, 2009, 34% of our cash and cash equivalents were denominated in currencies other than U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among U.S. dollar, Yen, Shekel, Australian dollar and Euro. In 2009, we have used different hedging tools in order to minimize the effect of currency fluctuations on our income and were generally able to neutralize the impact of exchange rate fluctuations on our financial results. If we wish to maintain the dollar-denominated price of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

B. Liquidity and Capital Resources

From our inception through December 31, 2009, we raised a total of $153 million through public and private sales of our equity securities. As of December 31, 2009, we had a cash balance of approximately $95.2 million, consisting of $46.5 million in cash and cash equivalents, $17 million invested in marketable securities and $31.7 million in short term investments. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $100.6 million.

On March 11, 2009, we paid a cash dividend of $0.54 per share, or a total of approximately $16 million. Following a request by our affiliated shareholders (48.5% ownership) to consider a potential cash dividend, our board of directors reviewed our current and projected liquidity, our anticipated operating performance, and our growth strategies, and concluded that a cash dividend in excess of our expected cash requirements was appropriate. This was a special dividend and we currently intend to retain future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, legal restrictions, financial condition and future prospects and other factors the board of directors may deem relevant.

In June 2009, we purchased half of the shares of Marubeni, a non-controlling shareholder in our Japanese subsidiary, Given Imaging K.K., for $0.4 million in cash. In addition, in October 2009, we invested $4.4 million in this subsidiary to finance its operations. As a result of these transactions, we have increased our ownership of this subsidiary from 56% to approximately 86.5%. We funded these transactions out of our cash resources.

We have no borrowings or loans. We believe that our cash reserves and expected cash from operations will be sufficient to meet our present working capital requirements. We do not rely on cash transfers from our subsidiaries to fund our operations. Distributions, loans and advances from our subsidiaries may be prohibited or restricted by tax regimes and statutory or contractual restrictions.

The following table sets forth the components of our cash flows for the periods indicated:

	2007	2008	2009
	(In Thousands)
Net cash provided by operating activities	$6,283	$9,478	$24,179
Net cash provided by (used in) investing activities	(18,866)	(17,334)	5,915
Net cash provided by (used in) financing activities	4,936	2,420	(15,358)
Effect of exchange rate changes on cash	240	30	25
Increase (decrease) in cash and cash equivalents	$(7,407)	$(5,406)	$14,761

Net cash provided by operating activities was $24.2 million in 2009, compared to $9.5 million in 2008 and $6.3 million in 2007. The increase in net cash from operating activities in 2009 compared to 2008 resulted primarily from an increase in net income of $11.5 million. The increase in net cash from operating activities in 2008 compared to 2007 resulted primarily from a decrease of $20.6 million in trade and non-trade accounts receivable and an increase of $7.0 million in deferred income, as well as the acquisition of $4.7 million of in-process research and development as part of the acquisition of the Bravo pH monitoring business from Medtronic, offset by a decrease in net income of $11.8 million, an increase of $5.2 million in inventories and a decrease of $11.9 million in accounts payable.

Net cash provided by investing activities was $5.9 million in 2009, compared to net cash used in investing activities of $17.3 million in 2008 and $18.9 million in 2007. Investment activities in 2009 consisted of investment of $4.8 million in fixed assets, offset by net proceeds of $10.7 million from sales of marketable securities and short term deposits. Our investment in fixed and intangible assets in 2009 included $1.8 million in manufacturing machinery and equipment, $1.4 million in computer hardware and software, and $1.0 million in patents. Investing activities in 2008 consisted primarily of investment of $6.3 million in fixed assets and an investment of $16.7 million in a business combination, namely the Bravo acquisition, offset by net proceeds from sales of marketable securities of $5.7 million. Our investments in fixed assets in 2008 consisted primarily of investments of $2.0 million in manufacturing machinery and equipment, $2.4 million in computer hardware and software, and $1.1 million in patents. Investing activities in 2007 consisted primarily of investment of $5.8 million in fixed and intangible assets and an investment of $17.8 million in marketable securities, net of proceeds from sales of such securities. Our investments in fixed and intangible assets in 2007 consisted primarily of investments of $2.7 million in manufacturing machinery and equipment, $1.3 million in computer hardware and software, and $1.2 million in patents. We expect to continue investing significant amounts in 2010 in order to support our growth plans.

Net cash used in financing activities was $15.4 million in 2009, compared to net cash provided by financing activities of $2.4 million in 2008 and $4.9 million in 2007. In 2009, net cash used in financing activities consisted primarily from the $15.8 million dividend distributed during the year, partially offset by proceeds from the exercise of stock options. In 2008, net cash provided by financing activities consisted primarily of $2.3 million, representing a minority investment in our Japanese subsidiary, Given Imaging K.K. In 2007, net cash provided by financing activities consisted primarily of proceeds of $4.3 million received from the exercise of employee stock options.

Market Risk

As of December 31, 2009, we had $46.5 million in cash and cash equivalents, which were invested in bank accounts and deposits with maturities of three months or less deposited with a number of highly-rated banks inside and outside of Israel. In addition, as of December 31, 2009, we had $38.8 million invested in marketable securities and $9.9 million in short term investments. We invest these additional amounts in longer-term financial instruments in order to seek to achieve a higher yield. Approximately two-thirds of these cash balances were invested in securities issued by the United States government or its agencies and in AAA-rated money market funds. The remainder was held in corporate bonds and commercial paper that were highly-rated by rating agencies at the time of investment. All investments are made in compliance with investment policies and authorization rights approved by the audit committee of our board of directors, are focused on the preservation of capital and are monitored periodically by our audit committee.

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

For more information about market risks, see Item 3 — “Risk Factors,” Item 5 — “Operating and Financial Review and Prospects — Impact of Currency Fluctuations” and Item 11 — “Quantitative and Qualitative Disclosures About Market Risks.”

Corporate Tax

Israeli companies were generally subject to income tax at the corporate rate of 26% in 2009. This tax rate was reduced to 25% in 2010, and will be further gradually reduced to 18% by 2016. As of December 31, 2009, there are no tax loss carry-forwards in Israel except for capital losses amounted to $10.2 million. Under Israeli tax law, capital losses can be carried forward indefinitely and offset against future taxable capital gains.

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

As of December 31, 2009, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $43 million. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

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

In light of our available cash position, in December 2007, we paid all our outstanding royalty obligation and accrued interest of approximately $4.8 million to the Office of the Chief Scientist. This payment resulted in a one-time charge of approximately $4.8 million to our statement of operations in the fourth quarter of 2007. As a result of this payment, we have no further outstanding royalty obligations to the Office of the Chief Scientist in Israel.

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

C. Research and Development

Our gross research and development expenditures were $17.8 million for the year ended December 31, 2009, $15.1 million for the year ended December 31, 2008 and $12.8 million for the year ended December 31, 2007. Our research and development activities are conducted by our research and development staff primarily at our headquarters in Israel. Our research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in the colon, improvements to our existing products and new technologies for future expansion of our product offering. In particular, during 2009, we advanced the development of a new version of the PillCam COLON capsule, which we refer to as PillCam COLON 2, integrated the Bravo product into our operations and completed the development of a new pH measurement review and analysis software, which we refer to as RAPID pH. We also developed and launched a new antenna for use in capsule endoscopy of the small bowel, in which the sensors are incorporated within a belt and eliminate the need for the medical staff to adhere sensors to a patient’s body. The sensor belt reduces the time required to prepare the patient for a capsule endoscopy procedure and time spent on equipment maintenance. We view our innovation and focus on capsule technology as an important competitive advantage and intend to continue our focus on research and development activities in this area.

D. Trend Information

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E. Off-Balance Sheet Arrangements

None.

F. Contractual Obligations

The following table of our material contractual obligations as of December 31, 2009, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	2010	2011	2012	2013	2014	Later Years
	(In Thousands)
Capital Leases(1)	$501	$145	$145	$145	$66	$—	$—
Operating Leases(2)	16,279	3,787	3,046	2,699	2,517	2,534	1,696
Purchasing Obligations(3)	17,423	5,953	220	860	1,875	2,938	5,577
Total	$34,203	$9,885	$3,411	$3,704	$4,458	$5,472	$7,273

(1)	Consists of capital leases for motor vehicles.
(2)	Consists of operating leases for office and manufacturing space and motor vehicles.
(3)	Consists of contractual obligations related to the acquisition of Bravo and obligations to third-party vendors and suppliers.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position
Executive Officers:
Nachum (Homi) Shamir	56	President, Chief Executive Officer and Director
Kevin Rubey	52	Chief Operations Officer
Yuval Yanai	57	Chief Financial Officer
Kazem Samandari	59	President, Asia-Pacific/Japan
Manfred Gehrtz	59	President, EMEA
Ori Braun	53	Senior Vice President, Business Development
Keith Chrzanowski	49	Senior Vice President, Global Human Resources
Israel Raz	61	Senior Vice President, Chief Marketing Officer
David Mason	63	Senior Vice President, Chief Medical Officer
Directors:
Nachum (Homi) Shamir	56	President, Chief Executive Officer and Director
Israel Makov(1)	70	Chairman of the Board of Directors
Doron Birger(2)	58	Director
James M. Cornelius(1)(2)(3)(4)	66	Director
Michael Grobstein(1)(2)(3)(4)	67	Director
Dennert O. Ware(3)	68	Director
Arie Mientkavich	67	Director
Prof. Anat Loewenstein	50	Director

(1)	Member of our executive committee.
(2)	Member of our compensation and nominating committee.
(3)	Member of our audit committee.
(4)	Outside director under the Israeli Companies Law.

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

Yuval Yanai has served as our Chief Financial Officer since September 1, 2005. From October 2000 through August 2005, he served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Prior to that, from April 1998 to September 2000, he served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and from 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the manufacturing of medical imaging devices that was acquired by larger companies in this field. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Previously, Mr. Yanai served as a director of Makteshim-Agan Industries Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group and Telrad Networks Ltd. Mr. Yanai holds a B.Sc. in Accounting and Economics from the Tel-Aviv University.

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

Ori Braun has served as Senior Vice President — Business Development since October 2006. Prior to joining us, Mr. Braun served as President of Valor Inc., a leader in productivity increasing engineering software solutions to the PCB design, fabrication and assembly industry. From 2004 to 2005, he served as President of LifeWatch Inc., a leading cardiac monitoring services company. From 1985 to 2004, he founded and held various executive positions, including as chief executive officer, at 3DV Systems Inc., a company developing and selling 3D camera technology, at Helios Software Engineering Ltd., a company in the business of simulation technology that was acquired by Cadence Design Systems Inc., and at Lansoft Computing Ltd. Between 1994 and 1996, Mr. Braun held the position of Vice President Business Development at RDC Rafael Development Corporation Ltd., or RDC, a large shareholder of Given Imaging, which is a holding company controlled by Discount Investment Corporation Ltd., or DIC, another significant shareholder of Given Imaging. Mr. Braun holds a B.Sc. in Mechanical Engineering from the Ben Gurion University in Beer Sheva, Israel.

Keith A. Chrzanowski has served as our Senior Vice President of Human Resources since January 1, 2008. Prior to that, from January 2005 until December 2007, he was Director of Human Resources of our Americas region. Prior to joining us, from July 2002 until January 2005, Mr. Chrzanowski was Senior Director/Vice President of Human Resources for McKesson Provider Technologies, a division of McKesson specializing in delivering software to include automation and robotics, business process re-engineering, analytics, and other services that connect healthcare providers, physicians, third-party payors and patients across all care settings. From July 2000 until July 2002, Mr. Chrzanowski was Vice President of Human Resources for Spherion’s Outsourcing Group, which provided services to Fortune 500 customers. From 1991 to 2000, Mr. Chrzanowski worked as a Human Resource Manager and Director of Human Resources for diagnostic and medical supply divisions which initially were a part of Baxter Healthcare and were later acquired by Cardinal

Health in 1999. Prior to joining Baxter, Mr. Chrzanowski worked for Schlumberger Industries in the United States and Canada as a Human Resources Manager from 1987 until 1991. From 1983 until 1987 Mr. Chrzanowski held a variety of Human Resources positions in support of Beecham’s Consumer Products businesses. Mr. Chrzanowski has a B.A. in Communications from Western Illinois University and an M.A. in Organizational Theory from Norwich University.

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

David Mason has served as our Senior Vice President and Chief Medical Officer since November 2008. Prior to joining Given Imaging, Mr. Mason was the founding partner and Chief Medical Officer at Percept BioSciences. Prior to that, from 2003 until 2007, he was Vice President and Global Head of Inflammation at UCB Pharma. From 2000 until the end of 2003, he was Senior Vice President of Clinical Research and Regulatory Affairs at AVI BioPharma and from 1994 until 2000, he was Vice President and Head of Medical Affairs at Elan Pharmaceuticals. From 1985 until 1993, he held several senior roles at Somatogen, Lederle Laboratories and Ciba-Geigy. Prior to becoming a business executive, Dr. Mason was in private practice of Internal Medicine in North Carolina and also was an Assistant Professor of Internal Medicine and Infectious Diseases at the University of Michigan Medical Center, where he did his postgraduate training. Dr. Mason holds a BA in Chemistry from Willams College and an MD from Duke University School of Medicine. Dr. Mason is Board Certified in Internal Medicine.

Israel Makov has served as the Chairman of our board of directors since July 2007. Mr. Makov also serves as the Chairman of Netafim Ltd., a leader in the irrigation field. Prior to joining us, he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007. Previously, he served as Teva’s Chief Operating Officer from January 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 until 1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993 until 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 until 1993 and Chairman of Axiom Ltd. from 1987 until 1991. Mr. Makov was also a director of Bank Hapoalim Ltd. from October 2002 until February 2006, a director of Ramot at Tel-Aviv University from 2001 until January 2006, and one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003. Mr. Makov has also served on the Board of Governors of the Technion — Israel Institute of Technology since 2006 and on the Board of Governors of the Weizmann Institute of Science since 2007. He also serves as the President of the Friends of Schneider Children’s Medical Center of Israel and also the Chairman of the Board of the Institute for Policy and Strategy at the Interdisciplinary Center, or IDC, in Herzliya since 2008. Mr. Makov holds a B.Sc. in Agriculture and M.Sc. in Economics from the Hebrew University Jerusalem.

Doron Birger has served as a director since June 2000. From August 2002 until July 2007, Mr. Birger was the Chairman of our board of directors. He currently serves as a director and chairman of several private companies in Israel in the high-technology sector. Mr. Birger served as Chief Executive Officer of Elron Electronic Industries, Ltd., or Elron, from August 2002 until April 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Until April 2009, Mr. Birger was a director of RDC and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors and communication. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items.

From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

James M. Cornelius has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Cornelius was elected Chief Executive Officer of Bristol-Myers Squibb Company, or BMS on April 30, 2007 and also became Chairman of BMS in February 2008. He will retire as Chief Executive Officer of BMS effective May 5, 2010. In addition, he serves as Non-executive Chairman of the Board of Mead Johnson Nutrition, or MJN, since its split off from BMS on December 18, 2009. MJN is also listed on the New York Stock Exchange. Prior to that, he served as interim Chief Executive Officer of BMS from September 12, 2006. He has been a member of the BMS Board since January 2005. From November 15, 2005 to April 21, 2006, Mr. Cornelius was Chairman of the Board and Chief Executive Officer of Guidant Corporation (a leading cardiac and vascular medical device company listed on the New York Stock Exchange), until the sale of Guidant to Boston Scientific Corporation. From 2000 until 2006, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, member of the Executive Committee, and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius holds a B.A. in accounting and an M.B.A. from Michigan State University.

Michael Grobstein has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Grobstein serves as a director of BMS, as chairman of its audit committee and a member of its compensation and management development committee. Mr. Grobstein served as a director of Guidant Corporation from 1999 to 2006, at which time Guidant was acquired by Boston Scientific Corporation. During that period, he was chairman of Guidant’s audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm’s worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

Arie Mientkavich has served as a director since July 2007. In addition, he has served as Chairman of the Board of Directors of Elron and RDC since January 2007 and as Deputy Chairman of IDB Holding Corporation Ltd. since May 2006. Mr. Mientkavich has also served as a director of NuLens Ltd. since January 2010, as a director of Medingo Ltd. since November 2007, Chairman of the Board of Directors of Gazit Globe (Development) Ltd. since July 2006, and Deputy Chairman of Gazit Globe Ltd. since May 2005. Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987 and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority — the Israeli equivalent of the United States Securities and Exchange Commission. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance. Mr. Mientkavich holds degrees in Political Science and Law from the Hebrew University, Jerusalem and is a member of the Israeli Bar Association.

Dennert (Denny) O. Ware has served as a director since July 2007. Mr. Ware has served as a director of CeloNova Biosciences, Inc. since October 2009 and as its Interim Chief Executive Officer since January 2010. Since April 2008, Mr. Ware has also served as a director of Pelikan Technologies, Inc., a company developing products for the self monitoring blood glucose business. Prior to joining our board of directors, he served as a Director, President and Chief Executive Officer of Kinetic Concepts, Inc., or KCI, from April 2000 to December 2006. Before joining KCI, he served as President and Chief Executive Officer of Boehringer Mannheim Corporation, a market leader in medical diagnostic equipment. He joined Boehringer in 1972 as Vice President of Technical Affairs of DePuy, the company’s Orthopedic Division. He later held senior management positions in the Diagnostic Division and became President and Chief Executive Officer of Boehringer Mannheim’s North American operations in 1997, a position he held until the acquisition of Boehringer Mannheim Group by Hoffman La Roche in 1998. After this acquisition, Mr. Ware continued on as President and Chief Executive Officer of Roche Diagnostics Corp. until the end of 1999. Mr. Ware holds a BSChE degree from Purdue University and an M.B.A from Indiana University.

Prof. Anat Loewenstein has served as a director since August 2005. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She has been the Director of the Department of Ophthalmology, Tel-Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel-Aviv University since September 2006, and a Professor at the Sackler School of Medicine since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss and serves as a consultant to several companies in the healthcare industry, including Novartis, Allergan Orabio, Lumenis and Forsighlabs. She is a member of the IRB committee of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel-Aviv University.

B. Compensation

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers for the year ended December 31, 2009 was $12.9 million. This amount includes the fees we paid our directors and $6.3 million of stock based-compensation and also includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in the jurisdictions in which we operate.

In 2009, we granted our directors and executive officers a total of 668,000 options to purchase our ordinary shares. The total number of options granted includes a total of 138,000 options granted to our non-employee directors as part of their directors’ fee. The exercise price of these options ranges between $8.20 and $11.55 with a weighted average exercise price of $9.62. Equity awards granted to executive officers typically vest ratably over a four-year period. Equity awards granted to non-employee directors typically vest after one year of continued service on the board of directors or a committee thereof. The exercise price of these options was equal to the fair market value of our ordinary shares on the date of grant. These options will expire five or six years from the date of grant.

The regular fees for each non-employee director include a quarterly fee of $6,250 for their service on our board of directors, and a $1,500 fee for attending and participating in each meeting of the board of directors or any committee of the board of directors. The total amount of these payments in 2009 was $0.3 million. In addition, all of our directors were reimbursed for their expenses for each board of directors meeting attended. The directors’ fees for service by our director Arie Mientkavich is paid to Elron, where he serves as Chairman of the board of directors.

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

Please see Item 7 — “Major Shareholders and Related Party Transactions — Agreements with Directors and Officers — Employment Agreements” for information regarding the employment agreements and compensation of Nachum Shamir, our President and Chief Executive Officer and Mr. Israel Makov, the Chairman of our board of directors.

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

Each of our executive officers serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. All of our executive officers have signed employment agreements.

Mr. Richard Aderman, who was President of our U.S. subsidiary during part of 2009, left his employment with us in February 2010 for personal reasons. A search for a replacement is underway.

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

Under the Israeli Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, including in consultation with the internal auditor or the company’s independent public accountants, and, if irregularities are found, suggest an appropriate course of action to the board of directors. In addition, it is the role of the audit committee to approve transactions with related parties and other corporate actions specified in the Israeli Companies Law. Under the Nasdaq Global Market listing requirements, our audit committee has adopted a charter setting forth its responsibilities. The audit committee’s charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountants, and is not obligated to conduct any independent investigation or verification. The charter also states that the audit committee is required to nominate the company’s independent public accountants, which the shareholders subsequently are required to approve.

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

Executive Committee

We have an executive committee, consisting of three directors: Michael Grobstein (Chairman), Israel Makov and James Cornelius. According to the committee’s charter, the executive committee may exercise the full powers of our board of directors between board meetings where, at the discretion of the chairman of the board, timely action is required or warranted, provided that the committee may not act in lieu of our board in any matter in respect of which the delegation of powers is prohibited under applicable law or that requires the approval of our shareholders. Among other things, the executive committee is empowered to review the details of our business strategy and make recommendations to the board, to oversee and assist our chief executive officer as necessary in the ordinary course of business, to monitor organizational and management changes in our company and to take any other action delegated or assigned from time to time by our board of directors.

D. Employees

The table below shows the number of employees in our primary markets as of December 31 of each of the years indicated:

	2007	2008	2009
Israel	232	247	267
Americas	150	153	161
EMEA	50	53	56
AP/J	26	32	34
	458	485	518

Headcount grew by approximately 7.0% in 2009 compared to 2008 and 5.9% in 2008 compared to 2007. This growth occurred predominantly in Israel to support manufacturing operations following our acquisition of the Bravo pH monitoring business and research and development activities.

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

E. Share Ownership

Share Ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, and regarding equity awards granted to Nachum Shamir, our President and Chief Executive Officer and to Israel Makov, the Chairman of our board of directors, see Item 7 — “Major Shareholders and Related Party Transactions.”

Stock Option Plans

2009 Equity Incentive Plan

Our 2009 Equity Incentive Plan provides for the grant of equity awards, such as options to purchase our ordinary shares or awards of restricted stock or restricted stock units to our (and our subsidiaries’) eligible employees, directors and consultants. The 2009 equity plan is administered by our board of directors and compensation and nominating committee. The 2009 equity plan contains provisions relating to the vesting, price, exercise and other terms of awards; however, our compensation and nominating committee has authority to grant awards under different terms at its discretion. A total of 1,000,000 authorized but unissued ordinary shares are reserved for issuance under the 2009 equity plan. As of December 31, 2009, we have not granted any equity awards under the 2009 equity plan.

The 2009 equity plan permits us to grant a number of equity instruments, such as options, restricted stock, restricted stock units and stock appreciation rights. Option awards under this plan must be granted at no less than the fair market value of our ordinary shares on the date of the grant and the term of the awards may not exceed ten years.

Generally, where a grant of an award under the 2009 equity plan is the first grant of equity to a particular person, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants to a recipient, awards vest in four equal installments beginning with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

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

Under the 2009 equity plan, in the event of an acquisition, merger or other change of control events in which we are not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards of each plan participant having been employed by us at least one year, will be accelerated and exercisable, ten days prior to the completion of the acquisition or merger. In addition, if the employment of a particular holder of outstanding awards is terminated by us as of or during the 12-month period following an acquisition or merger, all unvested awards of such holder will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

Awards granted under the 2009 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Awards granted under Section 102 may qualify for certain tax benefits under the Israeli Tax Ordinance.

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

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan provides for the grant of options to purchase our ordinary shares or the grant of restricted stock or restricted stock units to our (and our subsidiaries’) eligible employees, directors and consultants. The 2006 equity plan is administered by our board of directors and compensation and nominating committee. The plan contains provisions relating to the vesting, price, exercise and other terms of awards; however, in many cases our Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. We have reserved for issuance a total of 4,000,000 authorized but unissued ordinary shares under the 2006 equity plan. As of December 31, 2009, we had outstanding under this plan options to purchase 3,796,912 ordinary shares and 106,000 shares of restricted stock.

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

Awards granted under the 2006 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Awards granted under Section 102 may qualify for certain tax benefits under the Israeli Tax Ordinance.

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

2003 Stock Option Plan

Our 2003 stock option plan provides for a grant of options to our directors, employees and consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We have reserved a total of 2,500,000 ordinary shares for issuance under the plan. In addition, we have reserved for issuance under the plan any ordinary shares underlying unvested options granted under our 1998 and 2000 stock option plans that expired without exercise. As of December 31, 2009, we had outstanding options to purchase 2,198,003 ordinary shares under the 2003 stock option plan.

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

Options granted under the 2003 plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be deposited with a trustee for a minimum period equal to the shorter of 30 months commencing on the date of grant or 24 months commencing on the end of the year in which the grant was made. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares. Awards granted under Section 102 may qualify for certain tax benefits under the Israeli Tax Ordinance.

Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. The exercise price for incentive stock options must not be less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

2000 Stock Option Plan

Our 2000 stock option plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. As of December 31, 2009, we had outstanding options to purchase 552,537 ordinary shares under the 2000 stock option plan. Ordinary shares underlying options which expire without exercise under the 2000 stock option plan become available for issuance under the 2003 stock option plan.

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

1998 Stock Option Plan

Our 1998 stock option plan provides for the grant of options to our directors, employees, or consultants, including members of our medical advisory committee. Our 1998 stock option plan has been superseded by our 2000 stock option plan and we have ceased issuing options under our 1998 stock option plan. As of December 31, 2009, we had outstanding options to purchase 500 ordinary shares under the 1998 stock option plan. Ordinary shares underlying options which expire without exercise under the 1998 stock option plan become available for issuance under the 2003 stock option plan.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 15, 2010 for: (1) each person who we believe beneficially owns 5% or more of the outstanding ordinary shares, (2) each of our directors individually, (3) each of the listed executive officers individually, and (4) all of our directors and listed executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of February 15, 2010. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders. Unless otherwise noted below, each shareholder’s address is c/o Given Imaging Ltd., P.O. Box 258, Yoqneam 20692, Israel.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal Shareholders:
IDB Holding Corporation Ltd.(1)	14,184,348	48.3%
Leon Cooperman(2)	1,997,310	6.8
Directors and Listed Executive Officers:
Nachum Shamir(3)	385,000	1.3
Yuval Yanai(4)	196,250	*
Kevin Rubey(5)	343,750	1.2
Israel Makov(6)	300,371	1.0
Doron Birger(7)	71,878	*
James M. Cornelius(8)	351,038	1.2
Michael Grobstein(9)	310,000	1.0
Arie Mientkavich(10)	14,211,848	48.4
Dennert O. Ware(11)	37,500	*
Anat Loewenstein(12)	53,000	*
All directors and listed executive officers as a group(13)	16,260,635	54.2%

*	Less than 1%
(1)	Based on a Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally, this number consists of 6,802,710 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 4,719,528 ordinary shares owned by Discount Investment Corporation Ltd., or DIC and 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC.

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

Based on such Schedule 13D/A, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the 2,662,110 ordinary shares owned by RDC. In addition, Elron and DIC are parties to a voting agreement pursuant to which, among other things, Elron shares the power to vote

4,719,528 Ordinary Shares owned by DIC and, therefore, may be deemed to be the beneficial owner of a total of 14,184,348, or 48.3% of our ordinary shares. This voting agreement was entered into on September 29, 2003 with a term of one year and renews automatically annually thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

The 6,802,710 ordinary shares owned by Elron include 1,462,640 shares purchased by Elron in June 2008 at a price of $16.54 per share through a special tender offer conducted under the provisions of the Israeli Companies Law. As a result of this purchase, Elron and its affiliates increased their ownership of our ordinary shares from approximately 43.5% to approximately 48.5% as of June 20, 2008. Prior to that, based on a Schedule 13D/A filed on May 22, 2007, each of Elron and DIC purchased 579,701 of our ordinary shares, or 1,159,402 ordinary shares in the aggregate, in a series of transactions on the open market between May 10, 2007 and May 21, 2007. Additionally, based on Schedule 13D/A filed on June 4, 2007, Elron purchased 137,666 of our ordinary shares and DIC purchased 137,665 of our ordinary shares in a series of transactions on the open market between May 22, 2007 and May 24, 2007.

Based on such Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally, as of February 15, 2010, DIC owned approximately 48.7% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. As of such date, IDB Holding Corporation Ltd., or IDBH, owned all of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned 73.51% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of DIC, IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of each of Elron and RDC is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. IDBH, DIC and Elron are public companies traded on the Tel-Aviv Stock Exchange. IDBD is subject to reporting requirements in Israel.

As of February 15, 2010, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 54.52% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.17% of the outstanding shares of IDBH; (iii) Ytzhak Dankner (the father of Shelly Bergman and Nochi Dankner) held approximately 3.28% of IDBH’s shares; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.25% of the outstanding shares of IDBH; and (v) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor and Isaac Manor, held, directly and through a majority-owned subsidiary, approximately 13.24% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, approximately 31%, 10% and 10% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, Isaac Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by these entities.

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

(2)	Based on a Schedule 13G/A filed on February 4, 2010, Mr. Cooperman is the managing member of Omega Associates, L.L.C., or Associates, a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., or Capital LP, Omega Capital Investors, L.P., or Investors LP, and Omega Equity Investors, L.P., or Equity LP. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. Mr. Cooperman is the President, CEO and majority stockholder of Omega Advisors, Inc., or Advisors, a Delaware corporation engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd., or Overseas, a Cayman Island exempted company. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments. Advisors serves as a discretionary investment advisor to a limited number of institutional clients referred to as the Managed Accounts.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors. Therefore, Mr. Cooperman may be deemed the beneficial owner of 1,997,310 of our ordinary shares, consisting of 517,477 ordinary shares owned by Capital LP, 179,186 ordinary shares owned by Equity LP, 116,246 ordinary shares owned by Investors LP, 426,649 ordinary shares owned by Overseas and 757,752 ordinary shares owned by the Managed Accounts.

(3)	Consists of 5,000 ordinary shares, 100,000 shares of restricted stock and options to purchase 280,000 ordinary shares.
(4)	Consists of 5,000 ordinary shares and options to purchase 191,250 ordinary shares.
(5)	Consists of options to purchase 343,750 ordinary shares.
(6)	Consists of 10,000 ordinary shares and options to purchase 290,371 ordinary shares.
(7)	Consists of 2,878 ordinary shares and options to purchase 69,000 ordinary shares owned by Mr. Birger.
(8)	Consists of 121,038 ordinary shares and options to purchase 230,000 ordinary shares.
(9)	Consists of 30,000 ordinary shares and options to purchase 280,000 ordinary shares.
(10)	Consists of options to purchase 27,500 ordinary shares owned by Mr. Mientkavich personally, 6,802,710 ordinary shares owned by Elron, 2,662,110 ordinary shares owned by RDC and 4,719,528 ordinary shares owned by DIC. Mr. Mientkavich is the Chairman of the board of directors of Elron and by virtue of his position and the voting agreement between Elron and DIC may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares that DIC, Elron and RDC own. Mr. Mientkavich disclaims such beneficial ownership except to the extent of his pecuniary interest therein.
(11)	Consists of options to purchase 37,500 ordinary shares.
(12)	Consists of options to purchase 53,000 ordinary shares.
(13)	Includes 14,184,348 ordinary shares beneficially owned by DIC, Elron and RDC, as well as ordinary shares and options to purchase ordinary shares beneficially held by directors and listed executive officers in their personal capacities or by their nominees. Our directors and listed executive officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

Based on a Schedule 13G/A filed on February 12, 2010, HealthCor Management L.P. and its affiliates no longer own our ordinary shares. On March 31, 2009, we reported in our annual report on Form 20-F for the year ended December 31, 2008, that this entity and its affiliates owned approximately 8.5% of our ordinary shares as of February 15, 2009.

Based on a Schedule 13G/A filed on November 10, 2009, Morgan Stanley and its affiliate Front Point Partners LLC own 890,450, or approximately 3.0% of our ordinary shares. On March 31, 2009, we reported in our annual report on Form 20-F for the year ended December 31, 2008, that these entities owned approximately 6.8% of our ordinary shares as of February 15, 2009.

B. Related Party Transactions

Registration Rights Agreement

In July 2007, our shareholders approved a Registration Rights Agreement among us, Elron, DIC and RDC. Elron, DIC and RDC own an aggregate of 48.3% of our ordinary shares and are collectively referred to as the “affiliated shareholders.” This Registration Rights Agreement has replaced earlier registration rights granted by us to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement of our ordinary shares completed in September 2000, before our initial public offering. These earlier registration rights expired in October 2006.

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

The main terms of the registration rights agreement are as follows:

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

Employment Agreement With the Chairman of the Board of Directors

In June 2007, we entered into an employment agreement with Mr. Israel Makov, who serves as the Chairman of our board of directors. This agreement was approved by our shareholders in the annual shareholders meeting held in July 2007. In consideration for his service as a director and Chairman of the Board of Directors, Mr. Makov receives a monthly payment of NIS 64,900, or NIS 778,800 annually (approximately $17,400 per month, or $209,350 annually, as of the date of this annual report), subject to adjustment based on the Israeli Consumer Price Index, in lieu of any statutory or other typical adjustments. For fiscal year 2009, Mr. Makov agreed to reduce his annual base salary for 2009 by 10%. In addition, Mr. Makov is entitled to pension, disability, study fund, health insurance and other benefits in accordance with standard terms of employment in Israel, including a monthly deduction to severance fund in lieu of statutory severance. The total monthly contributions required to be made by us under all of these items is 23.3% of base salary and the total contribution by Mr. Makov is 7.5% of base salary. Mr. Makov is entitled to vacation and sick leave in accordance with standard practices in Israel. We reimburse Mr. Makov for all business-related expenses and provide him with directors’ and officers’ insurance coverage and indemnification, in accordance with the terms approved by our shareholders.

In addition, in 2007 we granted Mr. Makov options to purchase 580,742 of our ordinary shares. The exercise price of these options is $29.42, equal to the closing price of the ordinary shares on the Nasdaq Global Market on July 18, 2007, the date of the annual meeting of our shareholders approving this grant. These options vest in three installments: 50% on the second anniversary of the grant and 25% on each of the third and fourth anniversary of the grant. These options may be exercised by Mr. Makov at any time during a period beginning with the vesting date of each installment and ending four years thereafter. Any options not exercised within the exercise period will be forfeited and cancelled. In the event of a “change of control” of Given Imaging, Mr. Makov will be entitled to full acceleration of his options, which will then terminate if not exercised within 12 months. “Change of control” is defined as a change in share ownership of our company resulting in a person who is not holding, personally or on his own behalf, at least 5% of our ordinary shares on the effective date of the agreement owning a number of shares giving such person effective control over our business.

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

In fiscal year 2009, Mr. Shamir agreed to reduce his annual base salary for 2009 by 10% from $416,000 to $374,400 as part of our commitment and efforts to control operating expenses at times of a global economic crisis. In addition, in 2009 Mr. Shamir received (1) a cash bonus of $361,000 relating to our results in 2008, which Mr. Shamir agreed to reduce by 10% to $326,000, (2) a grant of options to purchase 125,000 of our ordinary shares under the Company’s 2006 Plan, at an exercise price of $11.55, equal to the closing price of the ordinary shares on the Nasdaq Global Market on the date the shareholders approved the grant, vesting in four equal installments beginning on the first anniversary of the date of the grant. These options may be exercised by Mr. Shamir at any time during a period of six years from the date of grant. Any options not exercised within the exercise period will be forfeited and cancelled.

Under his employment agreement, Mr. Shamir is entitled to pension, disability, health insurance and other benefits in accordance with standard terms of employment in the United States, including a monthly car allowance, vacation and sick leave. We reimburse Mr. Shamir for all business-related expenses and provide him with directors’ and officers’ insurance coverage and indemnification, in accordance with the terms approved by our shareholders.

Mr. Shamir’s employment may be terminated by either side without cause upon three months’ prior written notice. The employment agreement provides for certain severance payments and benefits depending on the reason for the termination. In addition, Mr. Shamir’s agreement provides for full acceleration of all unvested options upon a termination by us without cause or by Mr. Shamir for specified reasons in connection with a change of control event. “Change of control” is as defined in the 2006 Plan.

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

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking by an Israeli company to indemnify an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court, to extent such liability is related to events, which in the opinion of the Board, are anticipated in light of our actual activities at the time of granting the obligation to indemnify and is limited to sum or measurements determined by the Board as reasonable under the circumstances;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent; and
•	reasonable expenses, including attorneys’ fee, incurred by the office holder in connection with an investigation or other proceeding by a governmental authority, if such proceeding did not result in an indictment of the office holder, or if such proceeding did not result in an indictment of the office holder and the office holder was requested to pay a fine for a crime that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care to the company or to a third party; and
•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

•	a breach of duty of loyalty, except for insurance and indemnification where the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine levied against the office holder.

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

Item 8. Financial Information

A. Consolidated Financial Statements and Other Information

Financial Statements

See Item 18 — “Financial Statements” for audited consolidated financial statements.

Export Sales

Our manufacturing facilities are located in Israel. Substantially all of our products are exported out of Israel. For information regarding our revenues by geographic market, see Item 5 — “Operating and Financial Review and Prospects.”

Legal Proceedings

From time to time we may be involved in legal proceedings. We are not currently party to any legal proceedings whose outcome we expect will be material to our financial condition or results of operations.

Dividend Policy

On March 11, 2009, we paid a cash dividend of $0.54 per share, or a total of approximately $16 million. Following a request by our affiliated shareholders (48.3% ownership) to consider a potential cash dividend, our board of directors reviewed our current and projected liquidity, our anticipated operating performance, and our growth strategies, and concluded that a cash dividend in excess of our expected cash requirements was appropriate. This was a special dividend and we currently intend to retain future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, legal restrictions, financial condition and future prospects and other factors the board of directors may deem relevant.

Significant Changes

Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial position since December 31, 2009.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Global Market

The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Nasdaq Global Market:

Annual Highs and Lows	High	Low
2009	$18.00	$7.06
2008	23.59	6.51
2007	31.49	19.25
2006	28.37	14.46
2005	36.04	20.39

Quarterly Highs and Lows	High	Low
4th quarter 2009	$18.00	$14.05
3rd quarter 2009	15.15	8.87
2nd quarter 2009	10.29	7.23
1st quarter 2009	10.37	7.06
4th quarter 2008	$11.19	$6.51
3rd quarter 2008	16.97	10.75
2nd quarter 2008	17.39	14.66
1st quarter 2008	23.59	14.36

Most Recent Six Months	High	Low
February 2010	$17.43	$14.90
January 2010	18.00	14.61
December 2009	18.00	15.40
November 2009	17.89	14.05
October 2009	16.58	14.24
September 2009	15.15	11.75

On March 18, 2010, the closing price of our ordinary shares on the Nasdaq Global Market was $19.20 per share. We estimate that there are approximately 4,500 holders of record of our ordinary shares.

Tel-Aviv Stock Exchange

The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Tel-Aviv Stock Exchange:

Annual Highs and Lows	High	Low
2009	NIS 68.23	NIS 29.50
2008	89.95	24.32
2007	135.90	81.47
2006	132.60	65.02
2005	155.30	95.79

Quarterly Highs and Lows	High	Low
4th quarter 2009	NIS 68.23	NIS 52.48
3rd quarter 2009	56.73	35.13
2nd quarter 2009	39.91	29.80
1st quarter 2009	40.35	29.50
4th quarter 2008	NIS 39.14	NIS 24.32
3rd quarter 2008	60.93	40.40
2nd quarter 2008	61.48	48.55
1st quarter 2008	89.95	47.17

Most Recent Six Months	High	Low
February 2010	NIS 65.32	NIS 54.33
January 2010	68.07	54.28
December 2009	68.23	58.13
November 2009	67.65	52.48
October 2009	63.00	54.34
September 2009	56.73	43.65

On March 18, 2010, the closing price of our ordinary shares on the Tel-Aviv Stock Exchange was NIS 71.40 per share. The average exchange ratio of NIS to U.S. dollar in 2009 was NIS 3.9326 to $1.00.

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

B. Memorandum and Articles of Association

Objects

We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-257802-2. Our objects under our memorandum of association are to engage in any type of manufacturing, trade, production, labor, agriculture, and professional and business services in all branches and areas of economic activity, to advance trade, importing and exporting, and any other object determined by our board of directors from time to time. Our objects under our articles of association are to engage in any lawful business. Our ordinary shares are the only class of shares we have issued and outstanding.

Share Capital

Our registered share capital is NIS4,500,000, divided into 90,000,000 authorized shares, par value NIS0.05 per share. Changes in registered capital and the number of authorized shares must be approved by the shareholders.

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

Under the Israeli Companies Law and our articles of association, a director must disclose to us any personal interest he or she has, directly or indirectly, in any existing or proposed transaction to which we are a party (a “Related Party Transaction”) and specify the nature of such interest. Generally, a director is not permitted to participate in a discussion and vote on any transaction in which he or she has a personal interest, unless and to the extent permitted under the Israeli Companies Law. If a majority of the directors have an interest in a “Related Party Transaction,” all of the directors may attend the meeting and vote and the transaction will require the approval of the shareholders. Under the Israeli Companies Law, Related Party Transactions with our directors, including compensation to directors, must be approved by the audit committee, the board of directors and the shareholders.

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

Shareholder Meetings

We are required under the Israeli Companies Law to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of (i) two directors, (ii) one-quarter of the members of our board of directors, (iii) one or more holders of 5% or more of our share capital and 1% of our voting power, or (iv) the holder or holders of 5% or more of our voting power. The chairperson of our board of directors or any other person appointed by the board presides over our general meetings. Under the Israeli Companies Law, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the total voting rights attached to the shares then outstanding. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of one or more shareholders present in person or by proxy, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders holding the minimum number of voting shares necessary to make such requisition as described under “— Shareholder Meetings.”

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

C. Material Contracts

Summaries of certain material contracts and amendments to these contracts are included in this Form 20-F under Item 4 — “Information on the Company — Part B: Business Overview” and under Item 7 — “Major Shareholders and Related Party Transaction — Related Party Transactions.”

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

Taxation of Companies in Israel

General Corporate Tax Structure.  In 2009, Israeli companies were subject to corporate tax at the rate of 26% of taxable income. This tax rate is expected to decrease to 25% in 2010 and will be further gradually reduced to 18% by 2016. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed further below, may be considerably less.

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

Grants Under the Law for the Encouragement of Industrial Research and Development, 1984.  Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3.0% to 5.0% on sales of products and services within the framework of the Office of the Chief Scientist research plan until 100% of the dollar-linked grant is repaid, together with interest equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for repayment of such grants.

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

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. Transfer of know-how, including within Israel, is subject to an undertaking of the recipient to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay compensation based on a formula described in the Research Law and related regulations. We cannot provide any assurance that any consent, if requested, will be granted.

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

Under the Industry Encouragement Law, industrial companies are entitled to certain preferred corporate tax benefits, including the following:

•	deduction of 12% per year on purchases of know-how and patents over an eight-year period for tax purposes;
•	claiming expenses in connection with the issuance and listing of shares on the Tel-Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel, over a period of three years; and
•	Accelerated depreciation rates on equipment and buildings.

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

The capital gain recognized by individuals on the sale of our shares that were purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the shareholder is a person who holds, directly or indirectly, 10% or more of one of our means of control at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 25%. In addition, an individual claiming deduction of financing expenses in respect of capital gain recognized from the sale of our shares will be taxed at the rate of 25%. Generally, the capital gain recognized by a corporation will be subject to tax at the rate of 25%. The capital gain recognized from the sale of our shares that were purchased prior to January 1, 2003 will be subject to different tax rates depending on the date of acquisition of such shares. The marginal tax rate for individuals (up to 46% in 2009 and 45% in 2010) and the regular corporate tax rate for corporations (26% in 2009 and 25% in 2010) will be applied to the amount obtained by multiplying the entire recognized gain on the sale by a fraction the numerator of which is the number of days from the date of the purchase of such shares until January 1, 2003 and the denominator of which is the number of days from the date of purchase of such shares and the date of sale. The remainder of the gain realized on the sale will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003, as described above.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income. In 2009, these regular tax rates were 26% for corporations and up to 46% for individuals. In 2010, these rates were reduced to 25% and 45%, respectively.

Non-Israeli Residents.  Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents.

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

However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli Tax Treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such U.S. resident generally will be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Dividends.  A distribution of dividends from income attributed to an “approved enterprise” is subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “approved enterprise,” to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a person who holds 10% or more of one of the company’s means of control at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

A distribution of dividends which is not attributed to an “approved enterprise” to a non-Israeli resident is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20%, or 25% if the dividend recipient is a “Controlling Shareholder,” as defined above. Those rates may be subject to a reduced tax rate under an applicable double tax treaty.

Under the U.S.-Israel Tax Treaty, the tax rate in respect of dividends distributed by an Israeli resident company to a U.S. resident corporation may be 12.5%, 15% or 25%, depending on the percentage of holding in the resident company and the resident company’s type of income distributed. Dividends distributed to a U.S. individual resident are taxed at a rate of 20%, or 25% if this individual is considered to be a “controlling shareholder.”

Upon the distribution of a dividend attributed to an Approved Enterprise’s income, an Israeli resident company whose shares are listed on a stock exchange is obligated to withhold tax from the amount distributed at the rate of 15%, subject to a reduced tax rate under an applicable double tax treaty If the dividend is distributed from income not attributed to the approved enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation — 0%, (ii) Israeli resident individual — 20%, and (iii) non-Israeli resident — 20%, subject to a reduced tax rate under an applicable double tax treaty.

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

Certain Material U.S. Federal Income Tax Considerations

U.S. Shareholders.  The following is a description of certain material U.S. federal income tax consequences of the ownership of our ordinary shares. This description does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares. This description assumes that holders of our ordinary shares will hold the ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, referred to as the Code. This discussion does not address all of the tax considerations that may be relevant to shareholders in light of their particular circumstances or certain types of shareholders subject to special tax treatment, including, without limitation:

•	broker-dealers (including in securities or foreign currency) or insurance companies;
•	persons who have elected to apply a mark-to-market method of accounting;
•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;
•	certain former citizens or former long-term residents of the United States;
•	persons subject to the alternative minimum tax;
•	banks, real estate investment trusts, regulated investment companies or other financial institutions;
•	persons who hold their shares as part of a position in a “straddle” or as part of a “hedging,” “conversion,” “constructive sale,” synthetic security, or other integrated investment;
•	holders who received their shares through the exercise of compensatory stock options or otherwise as compensation;

•	holders who own directly, indirectly or by attribution at least 10.0% of the voting power of our shares or holders who within the past five-year period owned at least 10.0% of the voting power of our shares; and
•	persons whose functional currency is not the U.S. dollar.

Further, this description does not address any U.S. federal estate and gift or alternative minimum tax consequences, nor any state, local, or non-U.S. tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

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

The following description applies only to owners of our ordinary shares that are U.S. Holders, as defined below, for U.S. federal income tax purposes.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	An individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if it has made a valid election to continue to be treated as a U.S. person under the Code.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor.

Shareholders should consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the entire amount of any distribution made to you with respect to our ordinary shares, other than any distributions of our ordinary shares made to all of our shareholders, will constitute a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may be taxed on the dividend distributions made in taxable years beginning on or before December 31, 2010 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. In addition, the dividends generally will not be eligible for the dividends received deduction applicable to corporate U.S. holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution made by us with respect to our ordinary shares will constitute a dividend.

If we pay a dividend or distribution in Shekels, any such dividend or distribution will be included in your gross income in an amount equal to the U.S. dollar value of the Shekels on the date of receipt, regardless of whether the Shekels are converted into U.S. dollars at that time. You will have a tax basis for U.S. federal income tax purposes in the Shekels received equal to that dollar value, and any subsequent gain or loss in respect of the Shekels arising from exchange rate fluctuations will generally be taxable as U.S.-source ordinary income or loss.

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

Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2009. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, there can be no assurance that we will not be considered a PFIC for any taxable year. In general, if we were characterized as a PFIC for any taxable year, any gain recognized by a U.S. Holder who sells our ordinary shares, absent the making and ongoing maintenance of certain elections described below, would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of such ordinary shares. The amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an additional tax equal to the interest on such tax liability for such years.

If we were a PFIC, you could make a variety of elections that may alleviate the tax consequences referred to above. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ordinary shares. You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding and Information Reporting

United States backup withholding taxes and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting requirements will, and a backup withholding tax may, apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). Backup withholding is not an additional tax and may be claimed as a credit against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information. The backup withholding tax rate currently is 28% for years through 2010.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Currency Fluctuations.  Our sales in 2009 were denominated 64% in U.S. dollars, 24% in Euros, 5% in Japanese Yen, 4% in Australian dollars and 3% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. As most of our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets and could cause our non-U.S. customers to cancel or decrease orders or default on payment.

We develop and manufacture products primarily in Israel and sell the majority of the products in the United States, and to a lesser extent in other countries. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In 2009, 52% of our expenses were denominated in U.S. dollars and 27% of our expenses were denominated in Shekels, principally consisting of salaries and related personnel expenses. We expect this level of Shekel expenses to continue for the foreseeable future. During 2009, the U.S. dollar weakened against the Shekel by approximately 0.7%. We estimate that a change of 10% in the exchange rate between the Shekel and the U.S. dollar has an impact of approximately $3 million on our operating expenses. In addition, 14% of our expenses were denominated in Euros and 7% were denominated in Yen or other currencies. However, since we also generate revenues in these currencies the net effect on our business of exchange rate fluctuations of these currencies against the U.S. dollars is not material.

As of December 31, 2009, 34% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among the U.S. dollar, Yen, Shekel, Australian dollar and Euro. In 2009, we have used a variety of hedging tools to seek to minimize the effect of currency fluctuations on our income.

Interest Rate Fluctuations.  We invest some of our cash in bank accounts and deposits with maturities of three months or less located with a number of highly-rated banks inside and outside of Israel. We invest the majority of our cash in longer-term financial instruments in order to seek to achieve a higher yield. As of December 31, 2009, approximately 43% of our investments were subject to the risk of changes in interest rates. Due to the current low interest rates in the United States and other countries, we estimate that a change of 10% in interest rates would not have a material impact on our finance income.

General Market Risks.  As of December 31, 2009, approximately $10.5 million of our cash balances were invested in securities issued by the United States government or its agencies and in AAA money market funds. The remainder was held in corporate bonds and commercial paper that were highly-rated by rating agencies at the time of investment. We believe this represents a conservative investment policy primarily intended to preserve our cash resources. Nonetheless, these investments are subject to general credit, counterparty, liquidity and market risks, which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit and liquidity issues for a number of reputable financial institutions.

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

As of the end of the period covered by this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the participation and supervision of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO in Internal Control — Integrated Framework. Based on our assessment, management believes that, as of December 31, 2009, the company’s internal control over financial reporting is effective.

Auditors’ Attestation Report.  Our independent auditor, Somekh Chaikin, a member firm of KPMG has issued a combined report on the company’s consolidated financial statements and management’s assessment of the company’s internal control over financial reporting. This report is contained in Item 17 — “Financial Statements,” on page F-2.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International, for the audit of our financial statements for the years ended December 31, 2008 and 2009, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2008	2009
	(In Thousands)
Audit fees	$519	$673
Audit-related fees	15	30
Tax fees(1)	252	280
All other fees	—	5
Total	$786	$988

(1)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions and work regarding transfer prices.

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountants

Not applicable.

Item 16G. Corporate Governance

None.

PART III

Item 17. Financial Statements

See pages F-1 to F-36.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit	Description
1.1	Amended and Restated Articles of Association as of June 17, 2008, incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Commission on March 31, 2009.
4.1	Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on March 17, 2004.†
4.2	Addendum, dated as of June 10, 2005, to Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.†
4.3	Amended Form of Indemnification Agreement between directors and officers of the Registrant and the Registrant, as of June 17, 2008, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Commission on March 31, 2009.
4.4	Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.
4.5	Summary of Material Terms of Addendum, dated December 2002, to Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Commission on April 10, 2003.
4.6	Second Addendum, dated July 5, 2004, to the Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.
4.7	Development and Supply Agreement, dated April 8, 2002, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†
4.8	Addendum to Development and Supply Agreement, dated July 2005, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.†
4.9	Termination Agreement, dated as of December 18, 2007, by and between Ethicon Endo-Surgery, Inc. and the Registrant incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.

Exhibit	Description
4.10	Registration Rights Agreement, dated as of July 18, 2007, by and among the Registrant and Discount Investment Corporation Ltd., Elron Electronic Industries Ltd. and RDC Rafael Development Corporation Ltd. incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.
4.11	Distribution Agreement, dated May 9, 2002, by and between Given Imaging K.K. and Suzuken Co., Ltd. incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.†
8.1	List of subsidiaries of the Registrant, incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Commission on March 31, 2009.
11.1	Code of Ethics adopted on December 9, 2003, incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on March 17, 2004.
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Somekh Chaikin, a member firm of KPMG International, independent registered public accountants.

†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.
*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

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

GIVEN IMAGING LTD.
By: /s/ Nachum Shamir Name: Nachum Shamir Title: President and Chief Executive Officer
By: /s/ Yuval Yanai Name: Yuval Yanai Title: Chief Financial Officer

Date: March 26, 2010

Given Imaging Ltd. and its Subsidiaries

Consolidated Financial Statements
As of and for the Year Ended December 31, 2009

Given Imaging Ltd. and its subsidiaries

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Given Imaging Ltd.:

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and non-controlling interests and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited Given Imaging Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Given Imaging Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 of Part II of this Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Given Imaging Ltd. and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S generally accepted accounting principles. Also in our opinion, Given Imaging Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

As discussed in Note 1Q to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in ASC Subtopic 740-10, Income Taxes — Overall, as of January 1, 2007.

As discussed in Note 1W to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, as of January 1, 2009.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel – Aviv, Israel
March 25, 2010

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In Thousands Except per Share Data)

		December 31,
	Note	2009	2008
ASSETS
Current assets
Cash and cash equivalents	1D; 2	$46,458	$31,697
Short-term investments	1H; 5	31,736	28,509
Accounts receivable:
Trade, net	1E	24,742	21,673
Other	3	3,799	4,662
Inventories	1F; 4	17,302	18,931
Advances to suppliers		534	3,540
Deferred tax assets	1Q; 14D	2,207	1,178
Prepaid expenses		1,036	1,631
Total current assets		127,814	111,821
Deposits		1,062	1,094
Assets held for employees’ severance payments	1G; 10	4,968	3,686
Marketable securities	1H; 5	16,956	30,063
Non-current inventory	1F; 4	6,015	—
Fixed assets, less accumulated depreciation	1I; 6	13,843	15,115
Deferred tax assets	1Q; 14D	192	—
Intangible assets less accumulated amortization	1J; 7; 16	11,284	12,067
Goodwill	1K; 16; 17	3,586	4,069
Total Assets		$185,720	$177,915

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In Thousands Except Share Data)

		December 31,
	Note	2009	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current installments of obligation under capital lease	8B	$145	$114
Accounts payable:
Trade		6,789	7,418
Other	9	20,060	17,612
Deferred income		234	1,523
Total current liabilities		27,228	26,667
Long-term liabilities
Obligation under capital lease	8B	356	485
Liability in respect of employees’ severance payments	10	5,530	4,599
Total long-term liabilities		5,886	5,084
Total liabilities		33,114	31,751
Commitments and contingencies	8
Equity
Shareholders’ equity:	11
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of December 31, 2008 and 2009, 29,257,785 and 29,370,972 shares issued and fully paid as of December 31, 2008 and 2009, respectively)		345	343
Additional paid-in capital		182,203	173,983
Capital reserve		2,166	2,166
Accumulated other comprehensive income (loss)		399	(600)
Accumulated deficit		(33,185)	(31,721)
Shareholders’ equity		151,928	144,171
Non-controlling interests		678	1,993
Total equity		152,606	146,164
Total liabilities, shareholders’ equity and non-controlling interests		$185,720	$177,915

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Operations
(In Thousands Except Share and per Share Data)

		Year Ended December 31,
	Note	2009	2008	2007
Revenues	1O; 12	$141,763	$125,108	$112,868
Cost of revenues		(33,145)	(33,001)	(29,721)
Early repayment of royalty bearing government Grants	8A	—	—	(4,843)
Gross profit		108,618	92,107	78,304
Operating expenses
Research and development, gross	1R	(17,842)	(15,126)	(12,847)
In-process research and development acquired in a business combination	16	—	(4,700)	—
		(17,842)	(19,826)	(12,847)
Government grants	1P; 8A	1,109	1,530	1,242
Research and development, net		(16,733)	(18,296)	(11,605)
Sales and marketing		(61,428)	(60,902)	(55,446)
General and administrative		(18,919)	(19,320)	(20,981)
Termination of marketing agreement	8C	—	5,443	22,860
Other, net	6; 7; 17	(1,220)	(867)	(422)
Total operating expenses		(98,300)	(93,942)	(65,594)
Operating profit (loss)		10,318	(1,835)	12,710
Financial income, net	13	1,584	4,004	5,520
Profit before taxes on income		11,902	2,169	18,230
Income tax benefit (expense)	1Q; 14C	1,542	(250)	(4,548)
Net Profit		13,444	1,919	13,682
Net loss attributable to non-controlling interest		891	2,087	1,503
Net profit attributable to shareholders		$14,335	$4,006	$15,185
Earnings per share:
Basic Earnings per Ordinary Share	1M	$0.49	$0.14	$0.52
Diluted Earnings per Ordinary Share	1M	$0.47	$0.13	$0.49
Weighted average number of Ordinary Shares used to compute basic Earnings per Ordinary Share	1M	29,281,897	29,254,035	28,961,968
Weighted average number of Ordinary Shares used to compute diluted Earnings per Ordinary Share	1M	30,423,162	30,798,360	31,030,459

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity and Non-controlling Interests
(In Thousands Except Share Data)

	Company’s Shareholders
	Ordinary Shares		Additional Paid-In Capital	Capital Reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non-controlling Interests	Total
	Shares	Amount
Balance as of January 1, 2007	28,641,291	$335	$156,197	$2,166	$—	$(50,912)	$3,499	$111,285
Change during the year 2007:
Exercise of stock options	589,262	8	4,272	—	—	—	—	4,280
Excess tax benefits related to stock based compensation	—	—	693	—	—	—	—	693
Exercise of warrants	5,232	*	—	—	—	—	—	—
Restricted shares issued	6,000	—	—	—	—	—	—	—
Stock based compensation	—	—	5,651	—	—	—	—	5,651
Net profit	—	—	—	—	—	15,185	(1,503)	13,682
Balance as of December 31, 2007	29,241,785	343	166,813	2,166	—	(35,727)	1,996	135,591
Changes during the year 2008:
Exercise of stock options	16,000	*	252	—	—	—	—	252
Stock based compensation	—	—	6,918	—	—	—	—	6,918
Change in unrealized loss on available for sale securities	—	—	—	—	(600)	—	—	(600)
Issuance of shares with respect to non-controlling interest	—	—	—	—	—	—	2,084	2,084
Net profit	—	—	—	—	—	4,006	(2,087)	1,919
Balance as of December 31, 2008	29,257,785	343	173,983	2166	(600)	(31,721)	1,993	146,164
Change during the year 2009:
Exercise of stock options	113,187	2	952	—	—	—	—	954
Stock based compensation	—	—	7,268	—	—	—	—	7,268
Change in unrealized income on available for sale securities	—	—	—	—	999	—	—	999
Dividend distribution	—	—	—	—	—	(15,799)	—	(15,799)
Change in noncontrolling interest	—	—	—	—	—	—	(424)	(424)
Net profit	—	—	—	—	—	14,335	(891)	13,444
Balance as of December 31, 2009	29,370,972	$345	$182,203	$2,166	$399	$(33,185)	$678	$152,606

*	Less than US$1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net profit	$13,444	$1,919	$13,682
Adjustments required to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	6,096	5,183	4,771
In-process research and development	—	4,700	—
Goodwill impairment	483	406	—
Deferred tax assets	(1,221)	172	24
Stock based compensation	7,268	6,918	5,651
Excess tax benefits related to stock based compensation	—	—	(693)
Other	570	621	380
Decrease (increase) in accounts receivable – trade	(3,069)	1,642	(4,428)
Decrease (increase) in other accounts receivable	863	5,723	(8,922)
Decrease (increase) in prepaid expenses	595	(342)	51
Decrease (increase) in advances to suppliers	3,006	(3,350)	(108)
Decrease (increase) in inventories	(4,386)	(2,971)	2,208
Increase (decrease) in accounts payable	1,819	(3,287)	8,570
Decrease in deferred income	(1,289)	(7,856)	(14,903)
Net cash provided by operating activities	24,179	9,478	6,283
Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(4,794)	(6,300)	(5,772)
Purchase of fixed assets, intangible assets, and goodwill in a business combination	—	(16,660)	—
Deposits	34	(192)	(355)
Proceeds from sale of trading and marketable securities and short term investments	38,085	67,743	23,845
Proceeds from sales of fixed assets	—	61	—
Investments in trading and marketable securities	(27,410)	(61,986)	(36,584)
Net cash provided by (used in) investing activities	5,915	(17,334)	(18,866)
Cash flows from financing activities:
Principal payments on capital lease obligation	(131)	(120)	(37)
Proceeds from the issuance of Ordinary Shares	954	252	4,280
Dividend distribution	(15,799)	—	—
Excess tax benefits related to stock based compensation	—	—	693
Purchase of shares from a noncontrolling shareholder in a subsidiary	(382)	—	—
Issuance of shares by a consolidated company	—	2,288	—
Net cash provided by (used in) financing activities	(15,358)	2,420	4,936
Effect of exchange rate changes on cash	25	30	240
Increase (decrease) in cash and cash equivalents	14,761	(5,406)	(7,407)
Cash and cash equivalents at beginning of year	31,697	37,103	44,510
Cash and cash equivalents at end of year	$46,458	$31,697	$37,103

Supplementary cash flow information

	Year Ended December 31,
	2009	2008	2007
Income taxes paid	$877	$259	$1,098
Assets acquired under capital lease	—	$109	$569

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies

A.  General

Given Imaging Ltd. (the “Company”) was incorporated in Israel in January 1998.

The Company has developed the Given System, a proprietary wireless imaging system for visual examination of the gastrointestinal tract. The system uses a miniaturized video camera contained in a capsule, referred to as the PillCamTM capsule, which is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

The Given System consists of three principal components:

•	a single-use, disposable PillCam color-imaging capsule that is ingested by the patient;
•	a portable data recorder and array of sensors that are worn by the patient; and
•	a proprietary software, known as RAPID, for downloading, processing and analyzing recorded data.

In 2001, the Company commenced marketing the Given System with the PillCam SB capsule for visualizing and detecting disorders of the small bowel. PillCam SB is cleared for marketing in the United States, the European Union and Japan, which are the Company’s principal markets. In November 2004, the Company began marketing and sale of the PillCam ESO capsule for visualization of the esophagus. This capsule is cleared for marketing in all principal markets, except Japan. In the second half of 2007, the Company began selling the first generation of its PillCam COLON capsule in Europe following receipt of the CE mark for this capsule in late 2009. The European Union is currently the only major market with clearance to market and sell the PillCam COLON capsule.

The Company has direct or indirect wholly-owned subsidiaries in the United States, the Netherlands, Germany, France, Australia and Singapore. The Company also has a subsidiary in Japan, Given Imaging K.K. (“Given K.K.”), in which it has a controlling interest (for more details see Note 16).

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the standard test for diagnosing GERD. As part of this acquisition, the Company acquired 100% of the shares of Endonetics, Inc., which owns a number of intellectual property assets related to the Bravo business and is not an operating entity (for more details see Note 16).

The Company operates in the medical device industry and its business is subject to numerous risks, including, without limitations, (1) the Company’s ability to develop and bring to market new products, (2) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (3) the Company’s success in implementing its sales, marketing and manufacturing plans, (4) continuous supply of certain components from third-party suppliers, (5) protection and validity of patents and other intellectual property rights, (6) the impact of currency exchange rates, (7) the effect of competition by other companies, (8) the outcome of significant litigation, and (9) the existence of favorable reimbursement for its product from government and commercial payors, (10) changes and reforms in applicable healthcare laws and regulations, (11) quarterly variations in operating results, (12) the possibility of armed conflicts or civil or military unrest in Israel, (13) risks associated with the acquisition and integration of other businesses, and (14) the impact of macro economic and market conditions in the Company’s main markets.

B.  Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands, Singapore and Australia and its 86.5% owned subsidiary in Japan. As part of the acquisition of the Bravo pH monitoring business from

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies  – (continued)

Medtronic, Inc., the Company acquired 100% of the shares of Endonetics, Inc. The accounts of the subsidiaries are consolidated from the date of their inception, except for the accounts of Endonetics, Inc., which are consolidated from December 8, 2008, the closing date of the Bravo acquisition. All the subsidiaries were established for the purpose of marketing and selling the Company’s products, except Endonetics, Inc. which holds a number of intellectual property assets related to the Bravo business and is not an operating entity. All intercompany balances and transactions have been eliminated in consolidation. As of December 31, 2009, the Company considers itself operating in only one segment.

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

Restricted Cash

The Company has restricted cash held in short-term deposits as collateral against a bank guarantee that the Company provided totaling $848 as of December 31, 2009. This amount is included in the consolidated financial statement under the item short-term investments. See Note 8(b).

E.  Allowance for Doubtful Accounts Receivable — Trade

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2009 is as follows:

	Year Ended December 31,
	2009	2008	2007
Opening balance	$210	$329	$787
Provision	265	10	(79)
Write-offs	(223)	(129)	(379)
Closing balance	$252	$210	$329

F.  Inventories

Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials, components and finished goods and on the basis of actual manufacturing costs for work in progress.

Inventory that is not expected to be consumed in the next year, based upon sales forecast is classified as non-current (for more details see Note 4).

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies  – (continued)

G.  Assets Held for Employees’ Severance Payments

Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

H.  Marketable Securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards ASC 320-10 “Accounting for Certain Investments in Debt and Equity Securities (“ASC 320-10”). As of December 31, 2009, marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as “available-for-sale” or “trading”.

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

I.  Fixed Assets

Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and software	33
Instruments and laboratory equipment	15
Leasehold improvements	10
Motor vehicles	15
Machinery and equipment	15
Communication equipment	15
Office furniture and equipment	10 – 15

Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized, respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

J.  Definite-Life Intangible Assets

Pursuant to ASC 350-20, “Goodwill and Other Intangible Assets,” goodwill and indefinite life intangible assets are not amortized but rather tested for impairment at least annually.

Definite-life intangible assets acquired in a business combination in December 2008 consist mainly of acquired technology, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (for more details see Note 16).

Legal expenses related to patents and trademarks registration have been capitalized and amortized over the expected useful life of the assets, which is mainly 8 years.

Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s website that are capitalized and amortized over their estimated useful life which is generally 3 years.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies  – (continued)

Definite — life intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company evaluates long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of ASC 360-10, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“ASC 360-10). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the assets is less than the undiscounted future net cash flows, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

K.  Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles — Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. (See also Note 17 for details.)

L.  Stock Compensation Plans

Employees and Directors

The Company recognizes compensation expense relating to share-based payments in net income using a fair-value measurement method. Under the fair value method, the estimated grant date fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

Stock-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2008 and 2009 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

M.  Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are presented in conformity with ASC 260-10, “Earnings Per Share”, for all years presented. Basic earnings per Ordinary Share are calculated by dividing the net profit attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted earnings per Ordinary share calculation is similar to basic earnings per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options had been exercised.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies  – (continued)

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated.

	Year Ended December 31,
	2009	2008	2007
Net profit attributable to Ordinary Shares	$14,335	$4,006	$15,185
Weighted average number of Ordinary Shares outstanding used in basic earnings per Ordinary Share calculation	29,281,897	29,254,035	28,961,968
Add assumed exercise of outstanding dilutive potential Ordinary Shares	1,141,265	1,544,325	2,068,491
Weighted average number of Ordinary Shares outstanding used in diluted earnings per Ordinary Share calculation	30,423,162	30,798,360	31,030,459
Basic earnings per Ordinary Share	$0.49	$0.14	$0.52
Diluted earnings per Ordinary Share	$0.47	$0.13	$0.49
Number of options excluded from the diluted earnings per share calculation because of anti-dilutive effect	4,849,070	5,461,047	1,881,033

N.  Use of Estimates

The preparation of the consolidated financial statements, in accordance with generally accepted principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts and sales returns, deferred tax assets, intangible assets, goodwill measurement, inventory, warranty, investments, share-based compensation, income tax uncertainties and other contingencies. Actual results could differ from those estimates.

O.  Revenue Recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with ASC 605-25, “Revenue Arrangements with Multiple Deliverables”, are deferred and recognized ratably over the term of the support period, which is generally one year.

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company’s policy is not to grant return rights.

Taxes collected from customers and remitted to governmental authorities are presented in the financial statements on a net basis.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC 985-605, “Software Revenue Recognition”. Based on such evaluation, the Company has concluded that none of its products have such embedded software.

P.  Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a reduction of research and development expenses.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies  – (continued)

Q.  Taxes on Income

The Company accounts for income taxes under ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”). Under ASC 740-10, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carryforwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

On January 1, 2007, the Company adopted ASC 740-10, “Accounting for Uncertainty in Income Taxes” (“ASC 740-10”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expenses in the consolidated statements of operations.

R.  Research and Development Costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred. ASC 985-20, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Technological feasibility is established upon completion of a working model and success in clinical trials. Costs, incurred by the Company between completion of the working models and success in clinical trials and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

In 2008, in connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to In-process research and development acquired in a Business Combination in operating expense at the acquisition date.

S.  Allowance for Product Warranty

It is the Company’s policy to grant a warranty for certain products. The balance sheet provision for warranties is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

T.  Concentration of Credit Risk

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

U.  Comprehensive Income

For the year ended December 31, 2007, comprehensive income equals net profit.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies  – (continued)

For the year ended December 31, 2008, comprehensive income of $3,406 is comprised of a net profit in the amount of $4,006 and unrealized losses on available-for-sale debt securities in the amount of $600.

For the year ended December 31, 2009, comprehensive income of $15,334 is comprised of a net profit in the amount of $14,335 and unrealized profits on available-for-sale debt securities in the amount of $999.

V.  Fair Value Measurements

The Company’s financial instruments include mainly cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

The Company adopted ASC Topic 820 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	inputs are unobservable inputs for the asset or liability. (For details see Note 15).

Further to the implementation in the statement of cash flows, the Company presents changes in trading securities as part of investing activities and no longer as part of operating activities.

W.  Accounting Pronouncements Adopted in 2009

In June 2009, the FASB issued SFAS No. 168 (“SFAS 168”), “Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles”. The FASB Accounting Standards CodificationTM (“Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP. All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. However, rules and interpretive releases of the Securities Exchange Commission (“SEC”) issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual reporting periods ending after September 15, 2009. Therefore, beginning 2009, all references made by it to GAAP in its consolidated financial statements now use the new Codification numbering system. The Codification does not change or alter existing GAAP and, therefore, it does not have an impact on the Company’s financial position, results of operations and cash flows.

The Company treats non-controlling interest as required by FASB ASC 810-10 Consolidation — Overall. As a result of the initial adoption of the treatment as at January 1, 2009, the following retroactive adjustments were made: the December 31, 2008 Non-controlling interest balance of $1,993, previously presented as a Minority Interest balance in the same amount has been reclassified in the balance sheet and presented as part of Total Equity. Also, Non-controlling interest and related amounts have been reclassified and presented in the

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies  – (continued)

consolidated statement of operations, consolidated statement of changes in shareholders’ equity and non-controlling interests and the consolidated statement of cash flows for the year ended December 31, 2008 and 2007.

Effective April 1, 2009, the Company adopted ASC 855-10, subsequent events which with minimal impact establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued (subsequent events). This disclosure has been provided in Note 19 below.

On April 9, 2009, the FASB issued ASC 320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC 320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC 320 has no material effect on the Company’s consolidated results of operations and financial position.

In April 2009, the FASB issued ASC 820-10-65-4 (formerly referred to as FSP No. 157-4 “Determining Whether a Market is Not Active and a Transaction Is Not Distressed”), which clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. The guidance identifies factors to consider when determining whether or not a market is inactive, and would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of ASC 820-10-65-4 has no material effect on the Company’s financial statements.

On January 1, 2009, the Company adopted the provisions of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (included in Subtopic 815-10: Derivatives and Hedging — Overall), which amends the disclosure requirements for derivative instruments and hedging activities. The amended disclosures require entities to provide information to enable users of the financial statements to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under ASC Topic 815, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. (See Note 15).

In April 2009, the FASB issued ASC 805-20-35 (formerly referred to as FSP No. FAS 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”). ASC 805-20-35 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20-35 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria and instead carries forward most of the provisions in ASC 805 for acquired contingencies. ASC 805-20-351 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805-20-35 has no material impact on the Company’s consolidated results of operations and financial position.

X.  Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 860 (formerly referred to as SFAS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140,”). ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies  – (continued)

ASC 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company does not expect ASC 860 to have any impact on the Company’s consolidated results of operations and financial position.

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13.

Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

Early adoption is permitted. The Company expects to early adopt the pronouncement in fiscal year 2010.

In October 2009, the FASB issued Accounting Standards Update 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements. This update changed the accounting model for revenue arrangements that include both tangible products and software elements. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects to early adopt the provisions of ASU 2009-14 in fiscal year 2010.

Y.  Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income.

Note 2 — Cash and Cash Equivalents

	December 31,
	2009	2008
Denominated in U.S. dollars	$30,515	$18,401
Denominated in New Israeli Shekels	3,058	3,118
Denominated in Euros	4,920	4,422
Denominated in Australian dollars	1,439	277
Denominated in Singapore dollars	331	216
Denominated in Japanese Yen	6,195	5,263
	$46,458	$31,697

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts Receivable — Other

	December 31,
	2009	2008
Government institutions	$2,397	$3,434
Other	1,402	1,228
	$3,799	$4,662

Note 4 — Inventories

	December 31,
	2009	2008
Raw materials and components	$14,432	$9,651
Work-in-progress	1,784	3,024
Finished goods	7,101	6,256
	$23,317	$18,931

Inventories are presented in:

	December 31,
	2009	2008
Current assets	$17,302	$18,931
Non-current assets	6,015	—
	$23,317	$18,931

Note 5 — Short-Term Investments and Marketable Securities

A.  Short-Term Investments and Marketable Securities

As of December 31, 2008 and 2009, Short-term investments consist of:

	December 31,
	2009	2008
Available-for-sale securities	$7,789	$14,254
Trading securities	14,058	—
Deposits	9,889	14,255
Total	$31,736	$28,509

B.  Marketable Securities

As of December 31, 2008 and 2009, marketable securities consist of U.S. government bonds and corporate bonds.

During the first quarter of 2008, and in light of the turmoil in the US financial markets, the Company decided to transfer its “held-to-maturity” securities into the “available-for-sale” category.

As of December 31, 2009, the Company held approximately $5.3 million of government or government agencies marketable securities and approximately $19.3 million of marketable corporate debt securities. During 2009, the Company recorded $999 of unrealized gains from corporate bonds. Proceeds from the sale of available-for-sale securities were $33.7 million in 2009; net realized losses included in finance income in 2009 were $102.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Short-Term Investments and Marketable Securities  – (continued)

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

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale by major security type and class of security at December 31, 2009 and 2008 are as follows:

	Carrying Amount	Gross Unrealized Holding Gains	Gross Unrealized Holding (Losses)	Fair Value
At December 31, 2009
Available-for-sale:
U.S government or government agencies	$5,318	$54	$—	$5,372
Corporate debt securities	19,028	346	(1)	19,373
Total At December 31, 2009	$24,346	$400	$(1)	$24,745

	Carrying Amount	Gross Unrealized Holding Gains	Gross Unrealized Holding (Losses)	Fair Value
At December 31, 2008
Available-for-sale:
U.S government or government agencies	$22,967	$407	$—	$23,374
Corporate debt securities	21,950	35	(1,042)	20,943
Total At December 31, 2008	$44,917	$442	$(1,042)	$44,317

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2009:

	Carrying Amount	Fair Value
Available-for-sale:
Current maturities	$7,641	$7,789
Due after one year through five years	16,705	16,956
	$24,346	$24,745

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 were as follows:

	Less than 12 Months		Total
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Available for sale:
Corporate debt securities	$1	$1,998	$1	$1,998
	$1	$1,998	$1	$1,998

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31,
	2009	2008
Computers and software	$9,630	$9,026
Instruments and laboratory equipment	1,343	1,367
Leasehold improvements	4,932	4,743
Motor vehicles	233	233
Machinery and equipment	16,558	16,120
Communication equipment	480	475
Office furniture and equipment	1,951	1,857
Fixed assets, at cost	35,127	33,821
Accumulated depreciation	(21,284)	(18,706)
Fixed assets at cost, less accumulated depreciation	$13,843	$15,115

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 were $4,311, $4,378, and $4,055, respectively. During 2009, the Company wrote off manufacturing equipment which was no longer in use. This resulted in a charge of $504 recorded in operating expenses — other on the consolidated statement of operations.

As of December 31 2009, the cost of fixed assets under capital lease was $607, and the accumulated depreciation for year ended December 31, 2009 and 2008 was $213 and $117, respectively.

Note 7 — Intangible Assets, at Cost, Less Accumulated Amortization

	December 31,
	2009	2008
Capitalized patents and trademarks	$7,212	$6,560
Web site development	1,396	1,214
Software development	647	647
Patents, trademarks and trade names acquired in a business combination (note 16)	6,400	6,400
Customer relationships acquired in a business combination (note 16)	1,800	1,800
Intangible assets, at cost	17,455	16,621
Accumulated amortization	(6,171)	(4,554)
Intangible assets, less accumulated amortization	$11,284	$12,067

Amortization expenses for the years ended December 31, 2009, 2008 and 2007 were $1,785, $805 and $716, respectively. Estimated amortization expenses for the next five years are: $1,630 in 2010, $1,530 in 2011, $1,460 in 2012, $1,335 in 2013 and $1,235 in 2014. During 2009, the Company wrote off patents, trademarks and software development which are no longer expected to be used. This resulted in a charge of $215 recorded in Operating expenses — other in the consolidated statement of operations.

Note 8 — Commitments and Contingencies

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

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Commitments and Contingencies  – (continued)

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

B.  Leases

The Company and its subsidiaries lease office space and manufacturing space for periods of up to 11 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,696 a year in rent and management fees. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided a bank guarantee in the amount of approximately $848 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $190 to guarantee their performance under the terms of the lease agreements.

The Company is committed to minimum annual payments over the next five years as follows:

	Capital Leases	Operating Leases
2010	$145	$3,787
2011	145	3,046
2012	145	2,699
2013	66	2,517
2014 and thereafter	—	4,230
	$501	$16,279

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2007, 2008 and 2009 was $25, $56 and $96, respectively.

Rental expenses under the lease agreements for the years ended December 31, 2007, 2008 and 2009 were $3,484, $4,338 and $4,194, respectively.

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

Milestone payments received were deferred and were being systematically recognized, on a straight-line basis, by the Company, as a reduction of sales and marketing expenses over the 15 year term of the Agreement.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Commitments and Contingencies  – (continued)

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

Pursuant to the early termination and the change in the remaining life of the Agreement, the Company amortized the remaining deferred income balance at the date of termination of $20,683 over the remaining term of the Agreement. As a result, the Company has recognized income of $22,860 in its consolidated statement of operations for the year ended December 31, 2007, under “Termination of marketing agreement,” comprised of additional accelerated amortization of $15,240 of previously received milestones, and $7,620 in termination payments and the remaining in the amount of $5,443 were recognized in the Company’s consolidated financial statements for the year ended December 31, 2008.

D.  Agreements with Key Single — Source Suppliers and Commitments to Suppliers

(1)	The Company has agreements with a number of single source suppliers for some of the components necessary for the production of its products. For example, the Company has sole suppliers for the imaging sensor and transmitter of its PillCam capsules and the data recorder unit of the Bravo system.

The Company relies on other single source suppliers with whom it does not have long term contracts for some other components necessary for the production of its products, such as the electrical circuit boards used in the PillCam and Bravo capsules and for computer workstations.

Purchases under such agreements with the five largest single source suppliers for the years ended December 31, 2007, 2008 and 2009 were $6,042, $10,404 and $10,134, respectively.

(2)	The Company’s annual commitments under agreements with single source and other suppliers for the next 5 years are as follows:

2010	$5,953
2011	220
2012	860
2013	1,875
2014 and beyond	8,515
$17,423

E.  Patent Litigation

In June 2008, the Company settled its patent litigation against Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as “Olympus.” The litigation began in May 2006, was conducted in the United States and was related to the two companies’ respective capsule endoscopy products.

The settlement agreement includes certain worldwide cross-licenses under which each party receives a royalty-free license under all existing patents of the other party for its respective capsule endoscopy products existing as of the settlement date. The parties also exchanged covenants not to sue on currently available

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Commitments and Contingencies  – (continued)

medical device products and agreed to a release of all past causes of action. The settlement also includes a cross-license under existing and future patents of each party for future capsule endoscopy products, which may include the payment of royalties by either party at a rate to be determined through an agreed upon mechanism. Finally, as part of the settlement, the Company received a cash payment of $2,330 which was recorded as a reduction of litigation expenses as part of the general and administrative expenses in the statement of operations for the year ended December 31, 2008.

F.  Other Claims

Claims are filed against the company from time to time in the regular course business. The Company’s management believes that currently there are no claims that are material, individually or in the aggregate, to the consolidated financial statements as a whole.

G.  Registration Rights Agreement

In July 2007, the Company’s shareholders approved a Registration Rights Agreement between the Company and its major shareholders holding together an aggregate of 48.2% of the Company’s ordinary shares (“affiliated shareholders.”). This Registration Rights Agreement has replaced earlier registration rights, which expired in October 2006, granted by the Company in connection with a private placement completed in September 2000, before the Company’s initial public offering.

Under this agreement, at the request of one or more of the affiliated shareholders holding at least 5% of the Company’s then outstanding ordinary shares, the Company must use its best efforts to register any or all of these shareholders’ ordinary shares to the extent that the aggregate offering price of the shares to be registered is at least $15 million. In addition, the affiliated shareholders also have the right to request that the Company includes their ordinary shares in any registration statements filed by the Company in the future for the purposes of a public offering, subject to specified limitations. All registration rights will expire on the fifth anniversary of the agreement. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended. Generally, the Company is obligated to pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

Note 9 — Accounts Payable — Other

	December 31,
	2009	2008
Government institutions	$3,584	$4,596
Liabilities relating to employees	11,985	8,292
Advances from customers	62	139
Warranty	57	98
Commissions	975	826
Accrued expenses	3,397	3,661
	$20,060	$17,612

Note 10 — Liability in Respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company’s liability for these severance payments is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability related to these severance payments is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Liability in Respect of Employee Severance Payments  – (continued)

liability for employee severance payments included in the balance sheet represents the total amount due for such severance payment, while the assets held for severance benefits included in the balance sheet represents the Company’s contributions to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

Expenses recorded in respect of employees’ severance payments for the years ended December 31, 2007, 2008 and 2009 are $ 806, $1,490 and $683, respectively.

The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee’s salary subject to regulatory limits. Employees are vested in the Company’s contributions after 30 days of employment. Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2007, 2008 and 2009 are $604, $596 and $688, respectively.

Note 11 — Share Capital

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

B.  Employees’ and Non Employees’ Stock Options

In 2003, the Company adopted a stock option plan for directors, employees and consultants. The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000. Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The Company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2009, 479,346 options out of this plan had not been granted.

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

In 2006, the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The 2006 Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The 2006 Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating committee has authority to grant awards under different terms at its discretion. The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the 2006 Plan. As of December 31, 2009 there were 3,796,912 options outstanding under this plan, and 106,000 shares of restricted stock issued and outstanding under this plan.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Share Capital  – (continued)

Equity awards under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years. The Company’s current policy is that options granted under the Plan expire six years following the date of the grant.

Generally, where a grant of an award under the 2006 Plan is the first grant of equity to an employee or consultant, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration as long as the recipient is providing services to the Company.

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

Under this 2006 Plan, in the event of an acquisition or merger in which the Company is not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards will be accelerated and exercisable, ten days prior to the acquisition or merger. In addition, if the employment of a holder of outstanding awards is terminated in anticipation of or during the 12 month period following an acquisition or merger, all awards that are scheduled to vest within two years of such acquisition or merger, will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

Awards granted under the 2006 Plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the Ordinary Shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the plan are subject to capital gains tax of 25% and the Company is not entitled to a tax deduction. Options granted under the 2006 Plan to U.S. residents may also qualify as incentive stock options (ISO) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. Options that do not contain terms that will qualify them as ISOs are treated as Non-Qualified Stock Options.

In 2009, the Company adopted the 2009 Equity Incentive Plan (the “2009 Plan”). A total of 1,000,000 authorized but unissued ordinary shares are reserved for issuance under the 2009 Plan. As of December 31, 2009, the Company has not granted any equity awards under the 2009 Plan.

The terms of the 2009 Plan are similar to those of the 2006 Plan, except that:

•	The 2009 Plan permits the grant of “Other Awards” defined as a right or other interest granted to a plan participant that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares;

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Share Capital  – (continued)

•	If the employment of a particular holder of outstanding awards is terminated by the Company or by such holder in circumstances of “constructive termination” (as defined in the 2009 Plan), as of or during the 12-month period following an acquisition or merger, all unvested awards of such holder (as opposed to awards that are scheduled to vest within two years of such acquisition or merger) will be automatically accelerated and exercisable, subject to certain adjustments and exceptions; and
•	In the event the Company distributes a dividend in cash and the record date for such distribution is subsequent to the date of grant of a stock option but prior to the exercise or other termination of such stock option, the board or compensation committee administering the 2009 Plan may in its discretion determine that the exercise price of all or any portion of such outstanding stock option shall be reduced by the dividend amount, net of applicable tax.

During 2009 the Company extended the term of outstanding stock options previously granted under the Company’s 2006 Equity Incentive Plan by two additional years. The incremental cost recoded due to this modification in the consolidated statements of operations was $480.

The fair value of options granted during the years ended December 31, 2008 and 2009 was estimated on the date of grant using the Black-Scholes model, with the following assumptions:

(1)	Dividend yield of zero percent.
(2)	Risk free average interest rate of 2.59% and 1.72% for the years ended December 31, 2008 and 2009, respectively, which represents the risk free rate of US$ zero — coupon U.S Government Bonds.
(3)	Weighted average expected life of 3.41 and 4.32 years for the years ended December 31, 2008 and 2009, respectively, which represents the period for which the options granted are expected to be outstanding.
(4)	Expected average volatility of 35.06% and 44.54% for the years ended December 31, 2008 and 2009 respectively, which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ National Market.

The following table summarizes information relating to stock options for Ordinary Shares outstanding, as of December 31, 2008 and 2009:

	Options Outstanding as of December 31, 2009
Exercise Prices	Number Outstanding at	Weighted Average Remaining Contractual Life (In Years)
$1 – $10	1,256,467	4.19
$10.01 – $20	2,647,138	3.91
$20.01 – $30	2,144,907	3.51
$30.01 – $40	499,440	4.90
	6,547,952

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Share Capital  – (continued)

	Options Outstanding as of December 31, 2008
Exercise Prices	Number Outstanding at	Weighted Average Remaining Contractual Life (In Years)
$1 – $10	488,217	2.95
$10.01 – $20	2,542,100	3.87
$20.01 – $30	2,275,006	3.84
$30.01 – $40	500,816	5.90
	5,806,139

The stock option activity under the Plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Balance at January 1, 2008	4,933,870
Granted	990,350	$15.91	$4.98
Forfeited	(102,081)	20.79	8.69
Exercised	(16,000)	15.73	7.91
Balance at December 31, 2008	5,806,139
Granted	1,096,350	$9.14	$3.48
Forfeited	(241,350)	18.61	7.45
Exercised	(113,187)	8.43	4.98
Balance at December 31, 2009	6,547,952

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2009 and 2008 and related changes during the years ended December 31, 2009 and 2008:

Non-Vested Options	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2009	2,520,376	$8.20
Granted	1,096,350	3.48
Vested	(1,004,525)	8.06
Forfeited	(170,900)	7.33
Balance at December 31, 2009	2,441,301	$6.20

Non-Vested Options	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2008	2,202,466	$9.18
Granted	988,850	4.96
Vested	(577,545)	8.71
Forfeited	(93,395)	8.58
Balance at December 31, 2008	2,520,376	$8.20

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Share Capital  – (continued)

As of December 31, 2009, unrecognized compensation costs related to non-vested options aggregated $7,193 to be recognized over a weighted average period of 1.33 years.

The aggregate intrinsic value of options outstanding as of December 31, 2008 and 2009 is $1,344 and $18,518, respectively. The aggregate intrinsic value of options excisable as of December 31, 2008 and 2009 is $1,297 and $8,319, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2008 and 2009, is $45 and $723, respectively.

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares vest in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is being amortized over the vesting period. Unrecognized compensation costs related to the restricted shares, as of December 31, 2008 and 2009, to be recognized over 2.4 and 1.4 years, were $725 and $240, respectively, and compensation expenses of $486 and $485 were recognized for the years ended December 31, 2008 and 2009, respectively.

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year Ended December 31,
	2009	2008	2007
Research and development costs	$257	$307	$406
Selling and marketing expenses	1,619	1,756	1,889
General and administrative expenses	5,392	4,855	3,356
	$7,268	$6,918	$5,651

Note 12 — Revenues

A.  Revenues by Activities

	Year Ended December 31,
	2009	2008	2007
Workstations and recorders	$11,523	$14,523	$15,267
PillCam SB capsule	110,371	103,005	90,614
PillCam ESO capsule	702	1,213	1,012
PillCam Colon capsule	1,021	1,465	1,106
Patency capsules and scanners	718	662	523
Bravo pH monitoring products	14,985	884	—
Services	2,443	3,356	4,346
	$141,763	$125,108	$112,868

B.  Revenues by Geographic Areas

	Year Ended December 31,
	2009	2008	2007
Americas	$89,671	$75,609	$73,849
Europe, Middle East and Africa (mainly Europe)	38,481	34,908	27,299
Asia Pacific	13,611	14,591	11,720
	$141,763	$125,108	$112,868

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Financial Income, Net

	Year Ended December 31,
	2009	2008	2007
Currency gains, net	$397	$1,504	$1,456
Interest income	239	753	1,069
Income from marketable securities	1,344	2,115	3,109
Other	(396)	(368)	(114)
	$1,584	$4,004	$5,520

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $37.1 million, $43.1 million and $42.5 million and with estimated fair values that totaled $824, $520 and $480 at December 31, 2009, 2008 and 2007, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of $304, $45 and $496 for the years ended December 31, 2009, 2008 and 2007 have been recognized to finance income in those years. The periodic net cash (receipts) settlements totaled $(435), $1,073 and $(600) for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts have been recorded as reductions or additions to finance expense in those years.

Note 14 — Taxes on Income

A. Company

(1)	Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes. Until 2007, the Company was assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits. Starting January 1, 2008, this law was postponed and most of its provisions are not applicable.

Pursuant to the Encouragement Capital Investments Law — 1959 (the “Law”), the Company was awarded “Approved Enterprise” status under the government alternative benefits track beginning in 1999. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income.

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

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% – 25% depending on the percentage of foreign investment holding in the Company as defined by the Law.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Taxes on Income  – (continued)

If the Company derives income from sources other than the Approved Enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (4) below).

Additional provisions of the 2005 amendment to the Encouragement of Capital Investments Law — 1959 which apply to the Company are as follows:

(a)	Companies that meet the criteria of the Alternative Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternative Path. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.
(b)	Tax benefits of the Alternative Path include lower tax rates or zero tax depending on the investment zone and the path chosen, lower tax rates on dividends and accelerated depreciation.
(c)	In order to receive benefits in the Grant Path or the Alternative Path, the Industrial Enterprise must contribute to the economic independence of Israel’s economy in one of the following ways:
(1)	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;
(2)	Its revenue from a specific country is not greater than 75% of its total revenues that year;
(3)	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

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

(2)	As of December 31, 2009, the Company has no tax loss carryforwards in Israel except for capital losses of approximately $10.2 million which are available to offset future taxable capital gains for an indefinite period.
(3)	As explained above, the Israeli Company is exempt from tax for a ten-year period. Therefore, the Israeli Company has not recorded deferred tax assets and liabilities. Out of the Company’s accumulated deficit as of December 31, 2009, approximately $4.7 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $4.5 million are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently — 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders). As of December 31, 2009, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $1.2 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, the

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Taxes on Income  – (continued)

Company would incur a tax liability in the amount of approximately $1.1 million. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.
(4)	On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147) — 2005, which provides, inter-alia, for a gradual reduction in the company tax rate to 25% as from the 2010 tax year.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) — 2009, which provided, inter-alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: in the 2009 tax year- 26%, in the 2010 tax year — 25%, in the 2011 tax year — 24%, in the 2012 tax year — 23%, in the 2013 tax year — 22%, in the 2014 tax year — 21%, in the 2015 tax year — 20% and as from the 2016 tax year the company tax rate will be 18%. The aforementioned change in the tax rates had no material impact on the Company’s financial position or results of operations.

(5)	In 2009, the Company signed a settlement agreement with the Israeli Tax Authorities (ITA) for fiscal years 2004 through 2007. (See also Note 14(F) below).

B.  Foreign Subsidiaries

At December 31, 2009, all of the Company’s subsidiaries had local, federal and state accumulated net operating loss carryforwards of approximately $43,000. Federal state and tax loss carryforwards in the U.S subsidiary, totaling approximately $6,600 will expire through 2023. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $19,100 will expire through 2016. Operating loss carryforwards in the German, French and Australian subsidiaries amounted to approximately $13,100, $3,900 and $300, respectively, can be carried forward indefinitely.

C.  Profit (loss) Before Tax and Income Tax Benefit (Expense) Included in the Consolidated Statements of Operations

	Year Ended December 31,
	2009	2008	2007
Profit (loss) before taxes on income and non controlling interest:
Israel	$12,096	$2,536	$13,438
Foreign jurisdiction	(194)	(367)	4,792
	$11,902	$2,169	$18,230
Current taxes:
Israel	$500	$(286)	$(3,669)
Foreign jurisdiction	(179)	208	(855)
	$321	$(78)	$(4,524)
Deferred taxes:
Israel	$—	$—	$—
Foreign jurisdiction	1,221	(172)	(24)
	$1,221	$(172)	$(24)
Income tax expense	$1,542	$(250)	$(4,548)

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Taxes on Income  – (continued)

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31,
	2009	2008
Tax loss carryforwards of subsidiaries	$14,138	$11,076
Other timing differences	1,474	1,109
Total gross deferred tax assets	15,612	12,185
Valuation allowance	(13,213)	(11,007)
Net deferred tax asset	$2,399	$1,178

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2009	2008
Current assets – Deferred tax assets	$2,207	$1,178
Long-term assets – Deferred tax assets	192	—
	$2,399	$1,178

The net changes in the total valuation allowance for the years ended December 31, 2007, 2008 and 2009 are $1,446, $2,324 and $2,206, respectively.

E.  Reconciliation of the Statutory Tax Benefit (Expense) to Actual Income Tax Benefit (Expense)

	Year Ended December 31,
	2009	2008	2007
Profit before taxes on income	$11,902	$2,169	$18,230
Tax rate	0%	0%	0%
Computed expected tax	—	—	—
Changes in unrecognized tax benefits	2,561	(320)	(2,901)
Permanent difference and Other	1,020	2,034	1,256
Change in valuation allowance	(2,206)	(2,324)	(1,446)
Foreign tax rate differential	167	360	(1,457)
Income tax benefit (expense)	$1,542	$(250)	$(4,548)

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Taxes on Income  – (continued)

F.  Accounting for Income Tax Uncertainties

The Company and its subsidiaries file income tax returns in Israel, the U.S and other foreign jurisdictions. The U.S. subsidiary files income tax returns in federal jurisdictions, and various states within the U.S. The Company is no longer subject to Israeli, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

On June 30, 2009, the Company signed a settlement agreement with the ITA, relating to an audit of its income tax returns for 2004 through 2007. As a result of this agreement, the unrecognized tax benefits decreased significantly. In addition, in January 2010, the German subsidiary signed a settlement agreement with the German Tax Authorities relating to an audit of its income tax returns for 2002 through 2007. The said agreement did not have a material impact on the Company’s financial position or results of operations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB ASC Subtopic 740-10, is as follows:

	2009	2008	2007
Balance at January 1	$7,091	$6,771	$3,870
Additions based on tax positions related to the current year	1,497	180	2,901
Additions for tax positions of prior years	507	140	—
Reductions for tax positions of prior years	(4,433)	—	—
Settlements	(688)	—	—
Balance at December 31	$3,974	$7,091	$6,771

Unrecognized tax benefits in the amount of $3,974, if recognized, would affect the effective tax rate of the Company. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months.

During the years ended December 31, 2008 and 2009 the Company recorded approximately $415 and $248, respectively in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued $514 and $248 in the balance sheets as of December 31, 2008 and 2009, respectively.

Note 15 — Fair Value of Financial Instruments

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2009 and 2008:

	December 31, 2009	In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Short-term investment	$21,847	$21,847	$—	$—
Marketable securities	16,956	16,956	—	—
Foreign exchange contracts	824	—	824	—
Total At December 31, 2009	$39,627	$38,803	$824	$—

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Fair Value of Financial Instruments  – (continued)

	December 31, 2008	In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Short-term investment	$14,254	$14,254	$—	$—
Marketable securities	30,063	30,063	—	—
Foreign exchange contracts	521	—	521	—
Total At December 31, 2008	$44,838	$44,317	$521	$—

Foreign Exchange Contracts

The Company and its subsidiaries complete transactions in currencies other than their functional currencies. The Company’s primary objective with respect to currency risk is to reduce net income volatility that would otherwise occur due to exchange-rate fluctuations. In order to minimize the risk of gain or loss due to exchange rates, the Company uses foreign currency derivatives. As of December 31, 2009, the Company held foreign currency forward contracts aggregating $581 hedging Australian dollar, $17,915 hedging Euros, $15,112 hedging Israeli Shekel and $3,508 hedging Japanese Yens. Such instruments had a combined fair value gain of $824 and $521 as of December 31, 2009 and 2008, respectively, based on quotations from financial institutions. The Company is not applying hedge accounting. Gain /losses on these instruments are recognized in the consolidated statement of operations.

Note 16 — Acquisition and Investment

A. Acquisition of Bravo pH Monitoring Business

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. (“Medtronic”) for $20,000 in cash. For accounting purposes, the transaction was valued at $20,501 (including transaction costs of $501).

During a twelve month transition period ended December 8, 2009, Medtronic supplied the Bravo system to the Company. During this time the Company completed the transfer of the manufacturing lines of this product to Israel. In addition, during this transition period, Medtronic completed product development tasks assigned to it under the acquisition agreements and received $500, initially held in escrow pending completion of these tasks on schedule. In addition, a small percentage of the purchase price was put in escrow to secure Medtronic’s indemnity obligations under the acquisition agreement. The acquired Bravo business consisted of intangible assets related to the core technology of the business, manufacturing equipment, customer relationships, in-process research and development, and shares in a wholly owned subsidiary of Medtronic holding a number of intellectual property assets and goodwill.

The Company also assumed Medtronic’s commitment to suppliers in the amount of approximately $579, mostly related to open purchase orders from third party suppliers for components of the Bravo system.

The Bravo system is the only wireless, catheter-free pH test for GERD. The Bravo system uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. The Company sells the Bravo system through its direct sales force and distribution chain throughout the world. Currently, the Bravo business is primarily focused on the market in the United States.

The acquisition was accounted for by the purchase method. The results of operations of the Bravo business were included in the consolidated financial statements of the Company commencing December 2008. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired according to a valuation performed by a third party.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Acquisition and Investment  – (continued)

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

An amount of $4,700 of the purchase price was allocated to the estimated fair value of purchased in-process research and development, which, as of the closing date of the acquisition had not reached technological feasibility and had no alternative future use, was charged to operating expenses upon acquisition.

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

B.  Investment in the Japanese Subsidiary

On June 30, 2009, the Company purchased shares from a non-controlling shareholder in Given Imaging K.K. (“GIKK), representing 12% of the outstanding shares of GIKK, for a total consideration of $382. Following this purchase the Company held 68% of the total number of shares of GIKK.

Subsequently, in October 2009, the Board of Directors of GIKK approved an additional round of financing of $4.4 million (in Japanese Yen). The two other shareholders of GIKK declined to invest and the Company invested the entire amount and was issued 6.4 million new shares of GIKK. As a result, the Company’s share in GIKK increased to 86.5% of the total issued and outstanding shares of GIKK, as of December 31, 2009.

Following the annual impairment test as of December 31, 2009, this goodwill was impaired by $483. (For more details see Note 17).

Note 17 — Goodwill

Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business acquired in December 2008 over the fair value of net assets (see note 16 A) and the excess of the cash invested over the fair value of the Company’s share in the net assets of its subsidiary in Japan.

Based on the annual impairment tests performed relating to the goodwill in the Japanese subsidiary, the Company recorded impairment charges of $406 and $483 in 2008 and 2009, respectively, as a result of ongoing operating losses. The Company recognized the impairment expenses as part of the Operating expenses — other. The carrying amount of the goodwill in the Japanese subsidiary less accumulated impairment as of December 31, 2009 is $76.

GIVEN IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Goodwill  – (continued)

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

	December 31,
	2009	2008
Balance as of January 1
Goodwill	$4,475	$—
Accumulated impairment losses	(406)	—
	4,069	—
Goodwill acquired during the year	—	4,475
Impairment loss	(483)	(406)
Balance as of December 31
Goodwill	4,475	4,475
Accumulated impairment losses	(889)	(406)
	$3,586	$4,069

Note 18 — Dividend

On February 10, 2009, the Board of Directors decided to declare and distribute a dividend of $0.54 per share. This dividend was paid on March 11, 2009. In making the decision to pay the dividend, the Board reviewed the Company’s current and projected liquidity, its anticipated operating performance, and its growth strategies. No additional dividends are currently anticipated.

Note 19 — Subsequent Events

On March 21, 2010, the Company signed a definitive agreement to acquire privately-held Sierra Scientific Instruments (“Sierra”), for $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract. The closing of the transaction is expected on April 1, 2010 subject to customary closing conditions. Sierra’s business is primarily in high-resolution esophageal manometry and it also offers a line of reflux monitoring solutions. In 2009, Sierra had unaudited revenues of approximately $18 million of which approximately 60% came from sales in the United States and 40% from sales in the rest of the world, principally Europe. Sierra has 175 employees worldwide who are located primarily in two main facilities, with more than 70 in its Los Angeles headquarters and approximately 100 in a manufacturing facility in Vietnam.

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Association as of June 17, 2008, incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Commission on March 31, 2009.
4.1	Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on March 17, 2004.†
4.2	Addendum, dated as of June 10, 2005, to Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.†
4.3	Amended Form of Indemnification Agreement between directors and officers of the Registrant and the Registrant, as of June 17, 2008, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Commission on March 31, 2009.
4.4	Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.
4.5	Summary of Material Terms of Addendum, dated December 2002, to Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Commission on April 10, 2003.
4.6	Second Addendum, dated July 5, 2004, to the Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.
4.7	Development and Supply Agreement, dated April 8, 2002, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on March 25, 2005.†
4.8	Addendum to Development and Supply Agreement, dated July 2005, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 7, 2006.†
4.9	Termination Agreement, dated as of December 18, 2007, by and between Ethicon Endo-Surgery, Inc. and the Registrant, incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.
4.10	Registration Rights Agreement, dated as of July 18, 2007, by and among the Registrant and Discount Investment Corporation Ltd., Elron Electronic Industries Ltd. and RDC Rafael Development Corporation Ltd., incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.
4.11	Distribution Agreement, dated May 9, 2002, by and between Given Imaging K.K. and Suzuken Co., Ltd., incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on March 31, 2008.†

Exhibit	Description
8.1	List of subsidiaries of the Registrant, incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Commission on March 31, 2009.
11.1	Code of Ethics adopted on December 9, 2003, incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on March 17, 2004.
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Somekh Chaikin, a member of KPMG International, independent registered public accountants.

†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.
*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.