Form 20-F
period 2010-12-31
GIVEN IMAGING LTD
filed 2011-03-09
CIK 1126140

As filed with the Securities Exchange Commission on March 9, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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

Ido Warshavski, Adv.
Tel: + 972 (4) 909-7777
E-mail: Ido.Warshavski@givenimaging.com
Fax: +972 (4) 959 2466
Hermon Building, New Industrial Park
Yoqneam 20692, Israel
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value NIS 0.05 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010:

29,829,277 Ordinary Shares, par value NIS 0.05 per share

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

Yes ☐   No ☐1

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

Yes ☐   No ☒

1 Because the Company is an accelerated filer, it will become subject to this requirement beginning with the 2011 Annual Report on Form 20-F.

GIVEN IMAGING LTD.

i

TRADEMARK DISCLAIMER

GIVEN, GIVEN & Design, PILLCAM, PILLCAM & Logo, PILLCAM IMAGING CAPSULE & Design, AGILE, RAPID, RAPID ACCESS, ORDERWIN, ORDER WHEN I NEED, FINGERS HOLDING A CAPSULE & Logo, FINGERS HOLDING PILLCAM CAPSULE & Logo, ICCE, ICCE Logos, International Conference on Capsule Endoscopy, BRAVO, BRAVO PH SYSTEM, ENDONETICS, VUESPAN VERSAFLEX, GEROFLEX, REPHLUX TRACER, ION, GASTROTRAC, BILITEC, DIGITRAPPER, SLIMLINE, PHERSAFLEX, MANOSCAN, MANOSCAN 360, MANOSCAN Z, MANOSCAN 3D, MANOSCAN HD, MANOSCAN V, MANOSHIELD, MANOSHIELD AR, MANOVIEW, MANOVIEW Z, ACCUTRAC, ACCUTRAC Z, ACCUVIEW, ACCUVIEW Z, SURETEC, ACCUFET, ACCUFET Z, INSERTASSIST, BOLUSVIEW, POLYGRAF ID, RESPSPONSE, ION Z, and GPS are Trademarks and/or Registered Trademarks of Given Imaging Ltd. its subsidiaries and/or affiliates in the United States and/or other countries. All other company or product names are the trademarks or registered trademarks of their respective holders. All rights not expressly granted are reserved.

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

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	the adequacy of our cash balances and cash flow from operations to support our operations or future growth, in general or for specified periods of time;

•	statements as to the potential or expected acceptance of our current and future products by the medical community, particularly gastroenterologists;

•	statements as to expected increases in sales, operating results and certain expenses, including research and development and sales and marketing expenses;

•	statements as to anticipated reimbursement from U.S. and non-U.S. third-party payors for our products;

•	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

•	expectations as to the market opportunities for our products, as well as our ability to take advantage of those opportunities;

•	expectations as to the timing, results and content of future clinical studies and publications;

•	statements regarding the expected benefits from acquisitions;

•	statements as to the expected outcome of legal and patent proceedings in which we are involved;

•	statements as to the expectation for the content of future publications regarding our products;

•	expectations as to the receipt and timing of regulatory clearances and approvals, and the anticipated timing of sales of our products in new markets or for new indications;

•	estimates of the impact of changes in currency exchange rates on our operating results;

•	expectations as to the adequacy of our inventory of critical components and finished products;

•	expectations as to the adequacy of our manufacturing facilities; and

•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new tax and corporate legislation may have on our operations.

ii

In addition, forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “will,” “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products and to provide evidence of the clinical and economic effectiveness of our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) continuous supply of certain product or system components by third party suppliers,  (6) the level of adoption of our products by medical practitioners, (7) the emergence of other products that may make our products obsolete, (8) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (9) protection and validity of patents and other intellectual property rights, (10) the impact of currency exchange rates, (11) the effect of competition by other companies, (12) the outcome of significant litigation, (13) the availability of reimbursement or other forms of funding for our products from government and commercial payors, (14) quarterly variations in operating results, (15) the possibility of armed conflict or civil or military unrest in Israel, (16) the impact of macro-economic and market conditions in our main markets, (17) our ability to successfully integrate acquired businesses, (18) changes and reforms in applicable healthcare laws and regulations and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in this Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Except to the extent of the Company’s obligations under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.
Item 3. Key Information

Selected Financial Data

The selected consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008, have been derived from our audited consolidated financial statements not included in this Form 20-F, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial information set forth below in conjunction with our audited consolidated financial statements and the related notes as well as Item 5 — “Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In Thousands, Except Share and per Share Data)
Statements of Operations Data:
Revenues	$95,029	$112,868	$125,108	$141,763	$157,809
Cost of revenues	(24,154)	(29,721)	(33,001)	(33,145)	(37,629)
Early repayment of royalty bearing government grants	—	(4,843)	—	—	—
Gross profit	70,875	78,304	92,107	108,618	120.180
Operating expenses:
Research and development, gross	(12,678)	(12,847)	(15,126)	(17,842)	(21,695)
In-process research and development acquired in a business combination	—	—	(4,700)	—	—
Government grants	1,867	1,242	1,530	1,109	1,477
Research and development, net	(10,811)	(11,605)	(18,296)	(16,733)	(20,218)
Sales and marketing	(50,732)	(55,446)	(60,902)	(61,428)	(67,114)
General and administrative	(16,027)	(20,981)	(19,320)	(18,919)	(25,138)
Termination of marketing agreement	—	22,860	5,443	—	—
Other, net	—	(422)	(867)	(1,220)	(759)
Total operating expenses	(77,570)	(65,594)	(93,942)	(98,300)	(113,229)
Operating profit (loss)	(6,695)	12,710	(1,835)	10,318	6,951
Financial income, net	3,980	5,520	4,004	1,584	2,599
Profit (loss) before taxes on income	(2,715)	18,230	2,169	11,902	9,550
Income tax benefit (expense)	(127)	(4,548)	(250)	1,542	(1,362)
Net profit (loss)	(2,842)	13,682	1,919	13,444	8,188
Net loss attributable to non-controlling interest	1,334	1,503	2,087	891	290
Net profit (loss) attributable to shareholders	(1,508)	$15,185	$4,006	$14,335	$8,478
Basic earnings (loss) per ordinary share	(0.05)	$0.52	$0.14	$0.49	$0.29
Diluted earnings (loss) per ordinary share	(0.05)	$0.49	$0.13	$0.47	$0.28
Weighted average number of ordinary shares used in computing basic earnings (loss) per ordinary share	28,053,849	28,961,968	29,254,035	29,281,297	29,670,842
Weighted average number of ordinary shares used in computing diluted earnings (loss) per ordinary share	28,053,849	31,030,459	30,798,360	30,423,162	30,525,654

	As of December 31,
	2006	2007	2008	2009	2010
	(In Thousands)
Balance Sheet Data:
Cash and cash equivalents	$44,510	$37,103	$31,697	$46,458	$34,619
Short term investments	17,245	23,191	28,509	31,736	51,973
Working capital	79,015	74,996	85,154	100,586	105,066
Marketable securities	34,769	41,629	30,063	16,956	3,873
Total assets	158,177	177,316	177,915	185,720	222,136
Long-term liabilities	22,838	3,938	5,084	5,886	12,758
Total liabilities	46,892	41,725	31,751	33,114	49,348
Accumulated deficit (1)	(50,912)	(35,727)	(31,721)	(33,185)	(24,707)
Total shareholders’ equity	107,786	133,595	144,171	151,928	172,688

(1)	In March 2009 we paid a dividend of approximately $15.8 million. See Note 18 of the notes to our consolidated financial statements.

Exchange rate information

The following table lists the high and low exchange rate of New Israeli Shekel to one U.S. dollar for the periods indicated as reported by the Bank of Israel:

Most Recent Six Months	High	Low
February 2011	NIS 3.713	NIS 3.602
January 2011	3.710	3.528
December 2010	3.665	3.549
November 2010	3.684	3.580
October 2010	3.645	3.509
September 2010	3.798	3.665

The following table lists the average exchange rate of New Israeli Shekel to one U.S. dollar for the periods indicated, as reported by the Bank of Israel, calculated based on the average of the exchange rates on the last day of each month during the period:

Year	Average Exchange Rate
20102010	NIS 3.732
20092009	3.927
20082008	3.563
20072007	4.084
20062006	5.011

On February 28, 2011, the exchange ratio of NIS to U.S. dollar was NIS 3.622 to $1.00.

RISK FACTORS

We face a number of risks that may adversely affect our business, financial condition and operating results. The risks described below are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

If we are unable to manufacture, market or sell any of our main products, our revenue growth and profitability could be materially adversely affected.

A substantial portion of our revenues to date has resulted from sales of the PillCam SB capsule and to a lesser extent from sales of the Bravo system and Sierra’s high resolution manometry products. We expect that a majority of our revenues for the foreseeable future will continue to come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $110.2 million, or 70% of our revenues in 2010, $110 million, or 78%, of our revenues in 2009, and $103 million, or 82% of our revenues, in 2008. If we are unable to manufacture, market or sell any of our main products, and PillCam SB in particular, for any reason, including, for example, product recall, natural disaster, unavailability of components, hostilities in Israel or as a result of a legal action against us, our revenue growth and profitability could be materially adversely affected. For discussion on our disaster preparedness, see Item 4 — “Information on the Company — Manufacturing — Manufacturing Facilities and Disaster-Preparedness.”

Our future growth depends in part on our ability to market the PillCam SB capsule for additional indications other than obscure gastrointestinal bleeding.

The PillCam SB capsule has been cleared for marketing by the United States Food and Drug Administration, or FDA, for the visualization and detection of abnormalities of the small intestine. In recent years, sales of PillCam SB capsules have accounted for the significant majority of our revenues. To date, the PillCam SB capsule has been used primarily for detection of obscure gastrointestinal bleeding, or OGIB. Our ability to expand the use and increase utilization of the PillCam SB capsule for the detection of additional small bowel abnormalities, such as Crohn’s disease, depends substantially on our ability to provide clinical evidence and economic analysis supporting such expanded use, our ability to educate and train our customers on these expanded use opportunities and our ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If we are unable to expand the use of the PillCam SB capsule beyond OGIB, sales of the PillCam SB capsule may decline or not increase as we expect.

If we are unable to expand reimbursement coverage from third-party payors for procedures using our products, or if reimbursement is insufficient to create an economic benefit for purchasing or using our products when compared to alternative procedures, demand for our products may not grow at the rate we expect.

Demand for our products depends significantly on the eligibility of the procedures performed using our products for reimbursement through government-sponsored healthcare payment systems and private third-party payors. Reimbursement practices vary significantly from country to country and within some countries, by region, and we must obtain reimbursement approvals on a country-by-country and/or region-by-region basis. In general, the process of obtaining reimbursement coverage approvals has been longer outside of the United States. Historically, we have experienced higher sales in territories in which we have received reimbursement coverage for our products and in territories in which health authorities and regulators approved the marketing or use of our products. We may not be able to obtain further approvals in a timely manner or at all and existing reimbursement coverage policies may be revised from time to time outside of our control by third-party payors. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for procedures using our products, or if reimbursement is, or is perceived by our customers to be, insufficient to create an economic incentive for purchasing or using our products or does not adequately compensate physicians and health care providers compared to the other procedures they offer, demand for our products may decline or not grow at the rate we expect.

If we are unable to market and sell our PillCam COLON capsule, we may miss a significant market opportunity and our revenue growth could be materially adversely affected.

We do not have regulatory clearance to market and sell PillCam COLON in the United States or Japan and to date we have had only limited sales of our PillCam COLON capsule in countries relying on the CE mark certification system. There can be no assurance that we will be able to receive FDA clearance or the approval of the Japanese Ministry of Health, Labor and Welfare, or MHLW, for PillCam COLON in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization or screening of the colon. Our ability to market and sell the PillCam COLON successfully depends on one or more of the following:

•	Our ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule.

•
Receipt of FDA marketing clearance in the United States or regulatory approvals in other countries such as Japan:  We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.

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

If we are unable to achieve one or more of the above, we may not be able to market and sell the PillCam COLON capsule or the demand for the PillCam COLON may be lower than expected and our revenue growth could be materially adversely affected.

Acquisitions, launch of new products and other factors may have a material adverse effect on our gross margins and profitability.

The principal factors affecting our gross margins are the volume of sales of our disposable products, the sale prices, the product mix and the percentage of our sales made as direct sales. Our average gross margins over the last three fiscal years were 75.5%. Our gross margins in 2010 were76.2%, compared to 76.6% in 2009 and 73.6% in 2008.  There is no assurance we will be able to maintain or increase our gross margins.  Our gross margins may be materially adversely affected if we acquire products having lower gross margins than our current products, if we launch a new product having lower gross margins than our existing products, if we reduce our prices due to promotional activities, competition or otherwise, or if our productivity declines for any reason.  If our gross margins decline, our profitability may be materially adversely affected.

If we are unable to establish a robust, high volume manufacturing process for PillCam COLON before obtaining regulatory clearance in the United States and/or Japan, we may not be able to meet demand for this product.

To date, we have been manufacturing our new PillCam COLON capsule in a semi-automated manufacturing process, which is sufficient to meet the current demand for this product that is not yet cleared for marketing in the large markets of the United States and Japan.  This capsule includes several components that are based on new technologies and are difficult to manufacture and many are being supplied to us by single source suppliers.  If we are unable to develop or purchase manufacturing equipment, expand the number of suppliers for components of the PillCam COLON capsule or establish a robust, high volume manufacturing process for this capsule, we may not be able to meet demand for this capsule when demand increases, as we expect, if we are able to obtain regulatory clearances in the United States and/or Japan.

If we do not successfully integrate the business of Sierra Scientific Instruments into our existing operational infrastructure our revenue growth and profitability could be materially adversely affected.

In April 2010, we acquired Sierra Scientific Instruments, LLC, or Sierra.  Our operational plan includes integration of Sierra into our company-wide operations, including our IT infrastructure, sales administration, financial management, customer service functions, and migration of certain manufacturing operations from the United States to Israel and Vietnam.  It is anticipated that this integration will reduce our overall operating expense and increase margins.  If we do not effectively execute the integration, we could experience delay or interruption in execution of business process, customer service or product production.  This could result in loss of revenues and lower gross margin and profitability of the Sierra products.

If we do not successfully integrate Sierra’s sales organization and international distribution channels into our regional business units, we may lose market share and our revenues may decline.

Our commercial operations plan includes integration of Sierra sales and distribution activities into our regional commercial management organizations.   This integration is intended to leverage existing management and resources to provide increased marketing exposure, sales territory coverage, and efficiencies of scale in our distribution channels outside the United States.  The utilization of these resources and channels for the Sierra product line is untested.  If we do not realize anticipated synergies either due to ineffective execution of the integration or by overestimation of their benefit, we may lose market share and our revenues and profitability from the Sierra products could decline.

We may lose market share and our revenues and gross margins may be negatively affected due to competition.

Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe, Japan, Australia and other countries. In addition, other companies from South Korea and China are selling capsule endoscopy systems for the small bowel in Europe, Asia and Australia and possibly other countries and may be selling these systems at a lower price than ours. We also have a number of competitors in and outside the United States in the field of manometry and pH measurement competing with our Bravo and Sierra products.  If we are unable to compete effectively in the marketplace, we may lose market share, experience delays in completing sales as a result of longer decision making process among potential customers, or experience erosion of our gross margins as a result of price pressure.

We face competition from large, well-established manufacturers of traditional technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general which compete for the limited capital expenditure budgets of customers.

Competition for our capsule endoscopy products also comes from traditional technologies for detecting gastrointestinal disorders and diseases, such as traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Hoya, and Fuji Film. The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, Philips Medical Systems Ltd. and Toshiba Corporation. These companies have substantially greater financial resources than we do, and they have established reputations as well as research and development resources and capabilities and worldwide distribution channels for medical instruments to physicians. If we are unable to convince physicians to adopt our capsule endoscopy products over technologies developed and marketed by our competitors, our results of operations may suffer. For details regarding our cooperation agreement with Fuji Film, see Item 4 — “Business Overview — Competition.”

In addition to competition from products performing similar clinical functions to our products, there is also competition for the limited capital expenditure budgets of customers. Another capital equipment item for gastroenterology may compete with our products for the same capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment. If we are unable to market our products more effectively than other products which could be purchased using the same budget, we may be unable to maintain our current growth rate.

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

We began marketing and selling our capsule endoscopy products in August 2001. Since then, we have introduced new products or significant improvements to existing components of our products frequently. Newer products or system components may not be able to support and work with older product versions. In order for as many of our customers as possible to utilize our most advanced technology, we need to manage new product introductions and installations efficiently, addressing concerns of customers regarding product upgrade costs, time constraints and training and education in light of possible short product life cycles. If we are unable to cause our customers to use the most advanced technology available or effectively address compatibility issues between older and newer products, we may harm our competitive position and our sales may be negatively affected. In addition, a failure to successfully manage the transition to newer products may result in obsolete inventory of older products, which we may be required to write off.

If we are unable to introduce new capsules and products for use in the gastrointestinal tract, our growth may be negatively affected.

Our objective is to expand the use of our capsule endoscopy and other products for a variety of indications. We intend to continue developing and introducing new capsules and products. There can be no assurance that we will be able to develop new products that will enjoy widespread market acceptance as superior offerings to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that can be used in other parts of the gastrointestinal tract. In addition, we may be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing our existing products for use in parts of the gastrointestinal tract for which they are not indicated, or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive and we cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of new products, we may be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of these new products. If future clinical trials indicate that new products are not as clinically-effective or cost-effective as current methods, or that they may cause unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell these new products or obtain reimbursement coverage, and our growth would be adversely affected.

Any disruption in the United States, our primary market for our products, may result in a material reduction in our revenues and negatively affect our operating results.

Most of our revenues since our inception have been generated from sales in the United States. Sales in the United States accounted for $97 million, or 61%, of our revenues in 2010, $89.7 million, or 63%, of our revenues in 2009, and $74 million, or 59%, of our revenues in 2008. Any disruption to our operations or market in the United States resulting from changes in management or the sales team of our U.S. subsidiary, adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside our control, may result in a material reduction in our revenues and negatively affect our operating results.

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

If we fail to meet safety and quality requirements we may incur significant costs to recall our products from the market, lose market share and damage our reputation.

As a manufacturer of medical devices, our products are subject to safety and quality regulations. These regulations require us to report to regulatory bodies events where our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.  Irrespective of an injury to any person, if we fail to meet these safety and quality requirements, we may need to recall our products from the market, or make changes to our products or shutdown our manufacturing operations, which in turn will result in losing market share, lower revenues and earnings and damage to our reputation.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, we will not be able to market and sell our products in that country or region.

In addition to the United States, Germany, France, Australia, Hong Kong, Canada and Israel, where we market and sell our products directly with our own direct sales and marketing organizations, we sell our products in more than 75 other countries through local distributors or representatives. To be able to market and sell our products in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals for all of our products in each country or region in which we plan to market our products. If we modify our products, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell them. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be materially and adversely affected.

Our failure to comply with radio frequency regulations in a specific country or region could impair our ability to commercially distribute and market products using radio frequency in such country or region.

Some of our products, such as our capsule endoscopy and Bravo systems include a wireless radio frequency transmitter and receiver, and are therefore subject to equipment authorization requirements in a number of countries and regions. In the United States, Europe and Japan, authorities require advance clearance of all radio frequency devices before they can be sold or marketed in these jurisdictions. Modifications to the approved system design and specifications may require new or further regulatory approvals before we are permitted to market and sell a modified system. If we are unable to maintain our current approvals or obtain any additional required approvals from the authorities responsible for the radio frequency regulations in these and other jurisdictions where we sell products using radio frequencies, an enforcement action could be brought to prevent the sale or use of these systems in these countries. Any such action could negatively affect our results of operations.

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

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies and certain non-U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Such payments could be common in some foreign countries. If our employees or other agents are found to have engaged in such practices, we might be held responsible and could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

With the exception of Australia, France, Germany, Israel, Canada and the United States, we rely on distributors for the marketing and distribution of our products. Under most of our agreements with local distributors, a distributor is granted the right to market our products for a specified period in a particular country or region, subject to the attainment of minimum sales targets. The distributor is required to prepare and submit to us for our approval a sales plan and to obtain the requisite regulatory and reimbursement approvals for our products. Our success in generating sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. In 2010, we derived $36.7 million, or 23%, of our revenues from sales to local distributors, compared to$30.9 million, or 21.8%, in 2009. To date, we have replaced a number of our distributors due to a failure to meet minimum sales targets and for other reasons. If a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor and to train its personnel to market our products and our ability to sell our products in that distributor’s country or region could be adversely affected.

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

Our corporate offices, main manufacturing facilities and research and development facilities are located in Israel. The political and national security environment in Israel may directly affect our operations. Armed conflicts between Israel and its neighboring countries and territories occur periodically and a protracted state of hostility, varying in degree and intensity over time, has in the past led to security and economic difficulties for Israel. These hostilities, any escalation thereof or any future armed conflict or violence in the region, could prevent us from using our corporate offices and primary manufacturing facility in Israel, and therefore harm our ability to manufacture and sell our products. For details regarding our disaster recovery plans, see Item 4 — “Business Overview — Manufacturing facilities and disaster-preparedness.”

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

In 2010, we derived 65% of our revenues in U.S. dollars, 22% in Euro, 5% in Japanese Yen and 4% in Australian dollars, with the remainder denominated in other currencies. The currency denomination of our revenues depends on the location of the customer or the distributor used to fulfill our customers’ orders. Conversely, in 2010, in addition to our U.S. dollar and Euro-denominated liabilities, 25% of our expenses were denominated in New Israeli Shekels, or Shekels. Our Shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in Shekels. If the value of a currency in which our receivables are denominated devalues against the value of a currency in which our liabilities are denominated, there will be a negative impact on our operating margins, as well as on our net income. Our revenues and expenses may not always be fully hedged against our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment, or alternatively, we may experience pressure to reduce prices in these markets. In addition, as of December 31, 2010, 26% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among the U.S. dollar, the Yen, the Shekel, the Australian dollar and the Euro.

Recent global economic market conditions may negatively affect our liquidity and financial results.

As of December 31, 2010, we had $34.6 million in cash and cash equivalents, which were held in bank accounts and deposits with maturities of three months or less located with a number of high rated banks inside and outside of Israel. In addition, as of December 31, 2010, we had $3.9 million invested in marketable securities and $52.0 million in short term investments, primarily time deposits. Our cash and investments are subject to general credit, counterparty, liquidity, market and interest rate risks, which were exacerbated by the turmoil that has recently affected the financial markets and the global economy and caused credit and liquidity issues for a number of reputable financial institutions and a general economic slowdown. These risks associated with our investment portfolio may have a negative effect on our liquidity and financial results.

Market acceptance of our products in the United States and other countries is dependent upon the medical equipment purchasing and procurement practices of our customers, patient demand for our products and procedures and the reimbursement of patient’s medical expenses by third-party payors, including government healthcare programs. The current uncertainty surrounding world financial markets has resulted in the purchasers of medical equipment decreasing their medical equipment purchasing and procurement activities, which trend could continue in the foreseeable future. In addition, further tightening in world credit markets may result in our customers having increased difficulty securing the financing necessary to purchase our products which may result in decreased sales. The financial condition of our customers may deteriorate and our ability to collect payments due to us may be adversely affected. Continued economic uncertainty in our main markets may result in further decline in the number of medical procedures performed by our customers or in cost-conscious patients making fewer trips to their physicians and specialists, either of which could result in reduced demand for our products and procedures. Furthermore, third-party payors, including governments, around the world facing tightening budgets could move to further reduce their offered reimbursement rates or countries may adopt healthcare reforms to reduce healthcare spending. For as long as these circumstances continue to impact the global economy, our business and potential growth may be materially and adversely affected.

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

Our ordinary shares commenced trading on the Nasdaq Global Select Market in October 2001 and on the Tel-Aviv Stock Exchange in March 2004. In 2010, the closing price of our shares has ranged from $13.61 to $23.61 per share on the Nasdaq Global Select Market and NIS51.33 to NIS87.80 on the Tel-Aviv Stock Exchange. The price of our shares could fluctuate significantly for, among other things, the following reasons: macroeconomic or general market conditions, future announcements concerning us or our competitors, the existence and outcome of litigation concerning our intellectual property assets, changes in third-party reimbursement practices, regulatory developments,  new clinical or economic data regarding our current or future products and political and national security environment in Israel. In addition, it is our practice to provide guidance to the market as to our expected revenues and earnings per share based on information available to us at the time of the guidance. If our operating results do not meet our guidance or the expectations of securities analysts or investors, the price of our shares would likely decline. In addition, based on our experience to date, we believe that many of our customers delay purchasing our products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales are concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, we believe that demand for our products may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and patients are more likely to postpone less urgent medical procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume and the concentration of ownership of our ordinary shares and changes in trading practices in our ordinary shares, such as short selling. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

The largest beneficial owner of our shares, IDB Holding Corporation Ltd., has significant influence over matters requiring shareholder approval.

The largest beneficial owners of our shares, IDB Holding Corporation Ltd., beneficially owned approximately 47.6% of our ordinary shares, as of December 31, 2010. As a result, IDB Holding Corporation Ltd. could exercise a significant influence over our operations and business strategy and has sufficient voting power to influence the outcome of many matters requiring shareholder approval. These matters may include:

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

As of December 31, 2010, we had 29,829,277 ordinary shares outstanding. Approximately 50% of these shares are “control securities” available for resale on the Nasdaq Global Select Market subject, however, to volume limitations under Rule 144. In addition, all of our ordinary shares are available for resale on the Tel-Aviv Stock Exchange, subject to compliance with Regulation S under the Securities Act of 1933. Most of these restricted securities are held by the largest beneficial owner of our shares, IDB Holding Corporation Ltd. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have periodically experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the Nasdaq Global Select Market and the Tel-Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the Nasdaq Global Select Market, and Shekels on the Tel-Aviv Stock Exchange) and at different times (due to different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets which produce passive income, exceeds specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders that may include having gains realized on the sale of our shares treated as, or taxed as, ordinary income (rather than as capital gains) and potential payment of interest on the taxes payable on such gains. Furthermore, the reduced rate otherwise applicable to certain qualified dividends would not apply to dividends paid by us to our shareholders and, in the case of certain “excess distributions” made by us, interest may also be payable on the taxes payable on such dividends. We believe we were not a PFIC for the fiscal year ended December 31, 2010. However, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations, and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we cannot give any assurance that we will not become a PFIC, in particular, since the value of our shares is likely to fluctuate. For a more detailed discussion of the consequences of our being classified as a PFIC, see Item 10 — “Additional Information — Taxation — Certain Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.” U.S. shareholders should consult their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Israeli law regulating government grants we have received from the Office of the Chief Scientist in Israel for research and development expenditures limit our ability to transfer manufacturing of products or know-how developed in whole or in part with funds from the Office of Chief Scientist to third parties outside of Israel. If we fail to observe these limitations, we may be required to pay additional royalties to the Office of the Chief Scientist or be subject to criminal charges.

From 1998 through 2007 we received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or OCS, for the financing of a portion of our research and development expenditures in Israel. While to date we have paid all of our royalty obligations resulting from these grants, the restrictions associated with receiving such grants under the applicable law continue to apply. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the OCS for certain actions and transactions and pay additional royalties to the OCS.  If we fail to comply with the R&D Law, we may be subject to criminal charges.  See Item 10 — “Additional Information — Taxation – Taxation of Companies in Israel – Grants Under the Law of Encouragement of Industrial Research and Development, 1984.”

We receive significant tax benefits in Israel that may be reduced or eliminated in the future.

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

Government authorities may question our tax positions or transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe we have proper transfer pricing arrangements, our transfer pricing procedures are not binding on applicable tax authorities. Tax laws are continually changing and are subject to the interpretation of government agencies, which from time to time review and audit our business in the jurisdictions in which we conduct business throughout the world.  If regulators challenge our tax positions, corporate structure, transfer pricing arrangements or intercompany transfers, we may be subject to fines and payment of back taxes, our effective tax rate may increase and our financial condition, results of operations and cash flow could be materially adversely affected.

We may not be able to enforce covenants not to compete and therefore may be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

We currently have non-competition agreements with substantially all of our employees who are involved in research and development, nearly all of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. In many jurisdictions, courts are increasingly refusing to enforce restrictions on competition by former employees or have interpreted them narrowly. For example, in Israel, where a majority of our research and development employees reside, courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Item 4. Information on the Company

A. History and Development of the Company

Given Imaging Ltd. was incorporated under the laws of the State of Israel on January 4, 1998. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-257802-2. Our address is Hermon Building, New Industrial Park, Yoqneam 20692, Israel. Our telephone number is +972-4-909-7777. Our agent in the United States is our subsidiary Given Imaging, Inc., which is located at 3950 Shackelford Road, Suite 500, Duluth GA 30096.

See Item 5 — “Operating and Financial Review and Prospects” and Item 18 — “Financial Statements” for a description of capital expenditures by us that are in progress or took place in the past three fiscal years and see “Business Overview” below for our history. We have not made any divestitures during the same time period.

B. Business Overview

We develop, manufacture and market innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract. We pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in an ingestible disposable capsule. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that uses our disposable video capsules, which we refer to as the PillCam capsules. The PillCam capsules can be easily ingested by patients and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting to a portable recorder, enabling the gastroenterologist to view high quality video, images and data on a computer workstation, utilizing our proprietary RAPID software. We believe that capsule endoscopy is a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional tools for detecting gastrointestinal disorders. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures. In 2001, we commenced marketing the Given System, our capsule endoscopy platform, with the M2A capsule (which we re-branded in 2004 as the PillCam Small Bowel capsule, or PillCam SB), for detection of disorders of the small bowel. As of December 31, 2010, we had sold more than 1.4 million capsules in more than 75 countries worldwide and had an installed base of approximately 5,600 Given Systems and 900 Rapid Access units. RAPID Access is the version of software that can be installed on customers’ hardware and enables PillCam capsule endoscopy study management to be performed in a network environment. A substantial portion of our revenues and our annual revenue growth to date is attributable to sales of the PillCam SB capsule. Since November 2004, we also market and sell the PillCam ESO capsule for visualizing the esophagus. After receiving our first CE mark in 2007, we began selling the first generation of our PillCam COLON capsule in Europe and in 2010 began gradual and limited marketing and sales of our second-generation PillCam COLON capsule in European countries, following receipt of the CE mark for this capsule in late 2009. We have also developed the Agile patency capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam SB capsule.

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

On April 1, 2010, we acquired privately-held Sierra Scientific Instruments, or Sierra, for $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract.  Sierra’s primary business is the development, manufacture and sale of high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. Sierra’s high resolution manometry systems are sold under the name ManoScan 360.  Since sales began in 2004, Sierra has produced and installed hundreds of ManoScan™ systems world-wide and supported tens of thousands of clinical procedures. Sierra also markets and sells catheter-based pH and impedance monitoring systems.

Disorders of the Gastrointestinal Tract

The gastrointestinal tract is a series of organs in the body responsible for digesting food. These organs principally include the mouth, esophagus, stomach, small intestine and colon. The following is an illustration of the gastrointestinal tract:

The upper gastrointestinal tract consists of the mouth, esophagus, stomach and duodenum, which is the first portion of the small intestine. The esophagus is an approximately 10-inch long tube that connects the throat and the stomach. The stomach is a sac-like organ that produces enzymes to break down food. The small intestine is an approximately 21-foot long hollow organ that is primarily responsible for absorption of food components. The three parts of the small intestine are the duodenum, the jejunum and the ileum. The small intestine is located in the abdominal cavity between the stomach and the large intestine, or colon. The lower gastrointestinal tract consists of the lower two-thirds of the small intestine (the jejunum and the ileum), the colon and the rectum. The colon is responsible for absorbing water before waste is excreted and the rectum, the final segment of the gastrointestinal tract, stores the waste prior to a bowel movement.

The gastrointestinal tract is susceptible to various disorders, including:

•	inflammatory bowel disease , including Crohn’s disease and ulcerative colitis, both of which inflame the lining of the digestive tract;

•	obscure bleeding and iron deficiency anemia, or IDA ;

•	celiac disease, which causes damage to the intestine due to an allergic reaction to gluten;

•
gastro-esophageal reflux disease , or GERD, which is a chronic disease in which the acidic stomach content flows back into the esophagus due to the weakening of the valve between the esophagus and the stomach, known as the lower esophageal sphincter. Stomach acid, enzymes and bile irritate the esophagus and cause a wide range of symptoms and complications, most commonly persistent are severe heartburn and chest pain and esophagitis, which is inflammation of the esophageal lining. If left untreated, GERD can cause strictures, respiratory problems, esophageal ulcers, Barrett’s esophagus , a pre-cancerous condition and, ultimately, esophageal cancer;

•
Other esophageal disorders associated with malfunction of esophageal muscles and backward flow of food from the stomach up to the esophagus include dysphagia, which is a condition causing difficulty and pain in swallowing, achalasia, the failure of the lower esophageal sphincter to relax preventing normal passage of food to the stomach, and esophageal spasm, abnormal contractions of the esophagus causing pain or abnormal food transit;

•	irritable bowel syndrome , which is a functional disorder characterized by abdominal pain or cramping and changes in bowel function without any organic manifestation;

•	peptic ulcer disease , which occurs when the lining of the stomach or duodenum is worn away by stomach acid; and

•	growths, such as tumor or polyps, which may be cancerous; and

•
Anorectal disorders, such as constipation, irregular or infrequent evacuation of the bowels, fecal incontinence, loss of regular control of the bowels, and Hirschsprung's disease, absence of certain nerves in the distal GI tract.

Typical symptoms of the foregoing disorders include heartburn, upper or lower abdominal pain, bleeding, diarrhea, constipation, anemia, weight loss and nausea. Some of these symptoms are not specific to any particular disorder, but may be common to more than one underlying disorder, often requiring the gastroenterologist to make a differential diagnosis. We believe that PillCam capsule endoscopy, the Bravo pH monitoring system and Sierra’s manometry, impedence and pH monitoring systems can have a significant role in assisting gastroenterologists in making an evidence-based diagnosis of disorders of the small intestine, the esophagus and the colon. We believe that our products may also assist in ongoing management of patients with many of these disorders.

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

•
Esophageal Disorders.   GERD is the most common esophageal disorder, affecting millions of lives in the United States. Estimates regarding the prevalence of GERD varies among sources. According to the AGA study mentioned above, there are approximately nine million physician office visits each year diagnosing GERD. It is estimated that approximately 10% to 15% of patients with GERD symptoms have Barrett’s esophagus, a pre-cancerous condition with an associated risk for esophageal cancer. Our Bravo pH monitoring system has a leading position in the market for pH testing, which is considered the standard diagnostic procedure for GERD. Our catheter-based pH and impedance monitoring products are also used in the diagnosis of GERD.  Sierra’s high resolution pressure systems are designed to assist in the diagnosis of those esophageal disorders associated with malfunction of esophageal muscles, such as dysphagia and esophageal spasms.  Esophageal varices is another serious disorder of the esophagus. This disorder is often a life-threatening complication of serious liver disease because it can lead to severe bleeding from dilated esophageal veins. Thus, it is very important to screen patients with cirrhosis of the liver for the presence of varices and to monitor those patients with known varices. We believe that the PillCam ESO capsule may provide an effective method for visualization of the esophagus in patients with esophageal varices.

•
Colonic Disorders.   Colonic disorders, including colorectal cancer, inflammatory bowel disease such as ulcerative colitis and Crohn’s colitis, diverticulosis, and lower gastrointestinal hemorrhage, account for significant mortality. According to data from the American Cancer Society, in the United States colon cancer is the third most common cancer diagnosed in both men and women and the second leading cause of death from cancer. It was recently estimated that each year approximately 150,000 Americans are diagnosed with colon cancer and approximately 50,000 Americans die from colorectal cancer. According to data published by World Gastroenterology News, the official publication of the World Gastroenterolgy Organization, it is estimated that each year approximately 400,000 Europeans are diagnosed with colon cancer and approximately 212,000 die from this disease. Importantly, most colorectal cancer cases and deaths are thought to be preventable with screening tests that allow for the detection and removal of precancerous lesions. Despite the ever-growing body of evidence supporting the benefits of colorectal cancer screening, many eligible average-risk Americans do not undergo any form of screening, including conventional screening colonoscopy. Numerous reasons have been postulated to explain this including patient fears, presumed procedural discomfort, potential procedural complications, such as bowel perforation, and embarrassment. The PillCam COLON capsule was developed for use as a safe, minimally invasive, sedation-free, patient-friendly modality to visualize the colon and rectum.

•
Anorectal disorders.  Constipation and anal incontinence, or the loss of regular control of the bowels, are the primary indications for referral for anorectal manometry.  Anal incontinence is particularly important because of its profound psychological and sociological impact. Estimates of prevalence of anal incontinence in the general population range from six to 17 million people in the United States. The prevalence is higher in women than men by approximately 40-50% with a common cause being obstetrical trauma. The prevalence is particularly high among the elderly; studies in nursing home residents have found that more than 40% of subjects have fecal incontinence with this condition being a significant factor in the decision to institutionalize the individual. Prior technologies used in anorectal manometry have had limitations that can lead to unreliability of test results and patient discomfort.  These arise from having relatively few points of pressure measurement (typically three to six), the use of “spot” sensors that do not measure the pressure asymmetries of this area, the use of water in some systems as the working media which can lead to untidiness, and the need to reposition the probe during the procedure.  The ManoScan anorectal and ManoScan 3D anorectal systems overcome these limitations by providing a high density solid state array of pressure sensors allowing a more comprehensive assessment of pressure physiology with a single placement of the sensor probe.

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

•
Double Balloon Endoscopy .  This technique involves the use of a balloon at the end of a special enteroscope camera and an overtube, which is a tube that fits over the endoscope, and is also fitted with a balloon. This technique allows for viewing of the entire small bowel and therapeutic intervention once pathology is identified. However, it requires sedation and is skill- and time- intensive.

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

Non-Imaging Diagnostic Methods

Impedance and pH Monitoring

Certain disorders of the gastrointestinal track can be detected through non-imaging tests.  A common test to detect disorders in the esophagus, such as reflux disease, or GERD, is pH measurement.  Traditional pH testing involves inserting a small catheter through the nostril and advancing it into the esophagus, where it remains in place for 24 hours. It can also be combined with impedance monitoring, which detects reflux events independent of the pH and thereby assists physicians in identifying acid and non-acid reflux episodes as well as providing esophageal transit data. Impedance monitoring is often combined with pH monitoring and used in GERD patients whose symptoms are not resolved with proton pump inhibitor, or PPI, therapy, which is intended to suppress acidic reflux.  Impedance testing is only available with catheters.

Catheter-based pH and impedance monitoring has a few limitations:

•	it provides a 24-hour test period compared to the more accurate 48-hour test period offered by the Bravo wireless capsule;

•
the catheter is uncomfortable and could involve social embarrassment for the patients because there is visible indication that a medical test is taking place. As a result, patients may choose or be forced to refrain from their normal activity for the duration of the test;

•	the catheter may cause throat irritation and can make eating and resting difficult;

•	the procedure can be complicated by nosebleed, and on occasion can be associated with aspiration of esophageal or gastric contents into the trachea or lungs; and

•	the catheter can lose its correct position as a result of patient movement, swallowing or eating, affecting the ability to properly interpret the pH or impedance reading.

Conventional Manometry

Manometry tests measure the contractile pressures inside an organ, such as the esophagus or the rectum.  During this procedure, a pressure-sensitive tube, or “catheter,” is passed through the patient’s mouth or nose into the stomach for esophageal diagnosis, or through the anal canal for anorectal diagnosis. In esophageal manometry, a small amount of water is swallowed by the patient as the system records the contractile pressure wave of the esophagus and pressure activity of the upper and lower esophageal sphincters, which are valves controlling passage of food and liquids in and out of the esophagus.  Anorectal manometry procedures involve insertion of the catheter in the anal canal and monitoring pressures of the anal sphincter and rectum as the patient undergoes various procedures.  At the end of the examination, the catheter is removed and the data saved for analysis and reporting using a specially designed software.  The pressure sensors on conventional manometry catheters are widely separated from one another and typically include only three to six sensors over a 10cm to 40cm long tube.  As a result, conventional manometry has several limitations:

•
It requires that the catheter be repeatedly repositioned by a technician or a nurse to locate various anatomical points of interest while the patient performs a series of breathing and swallowing maneuvers that are uncomfortable to the patient;

•	It requires a substantial degree of technician skill and can be tedious, time consuming and lead to uncertainty as to whether the true regions of interest were properly surveyed;

•	It is often uncomfortable to patients due to the length of procedure time and movement of the catheter within sensitive tissues;

•
Due to the limited number of pressure sensors, relevant physiological information from locations between the sensors is not available, and certain measurement artifacts can result from movement of the catheter relative to the anatomy and vice versa; and

•	Due to the limited amount of pressure sensor and movement of the catheter, the accuracy of the data collected and data analysis may be compromised.

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

Non-Imaging Diagnostic Methods

Bravo pH Monitoring

In December 2008, we acquired the Bravo pH monitoring business from Medtronic. The Bravo pH monitoring system is the only wireless and catheter-free pH test for GERD. It uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. Ambulatory pH monitoring is considered the standard diagnostic procedure for GERD. We believe that the Bravo pH monitoring system is a patient-friendly test for GERD and is a synergistic and strategic fit with our innovative capsule endoscopy products. The main advantages of the Bravo system over catheter-based technologies are as follows:

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

There are risks associated with placement and use of the Bravo capsule. Occasionally, the capsule placement procedure may fail.  A failure to place the capsule in the desired location within the esophagus could harm the accuracy of the data and lead to repeat procedures or, rarely, to an injury to the esophageal tissue or aspiration of the capsule.  In other cases, the capsule may not detach from the esophageal wall.  Failure of the Bravo capsule to attach or detach could require endoscopic or surgical intervention to remove it. Placement and 48-hour attachment of the capsule occasionally may produce pain or a sense of fullness in the esophagus or chest. This may require medication to reduce the pain during the course of the 48-hour data collection. Rarely, insertion and placement of the capsule can lead to complications which can include perforation or tears of the esophagus if the capsule introducer is not released and removed as required by the procedure. The Bravo capsule may occasionally become loose prior to completion of the 48-hour monitoring, or be displaced by food during eating, thus reducing the accuracy of the collected data.

Catheter- Based pH Monitoring

With the acquisition of Sierra in April 2010 we acquired catheter-based products for pH and impedance measurement.  Catheter-based pH testing involves inserting a small disposable catheter through the nostril and advancing it into the esophagus, where it measures pH levels over a 24-hour period. It is typically administered on an outpatient basis and the patient is released to go about “normal” activities while a small catheter remains in place through their nose and extending to the bottom of their esophagus.  The patient typically returns the next day so that the catheter may be removed and data uploaded from the recorder and into a software program for analysis.

The use of catheter-based pH monitoring is preferred over Bravo pH monitoring in cases where measurement is required over a longer section of the esophagus, such as in the case of impedance measurement or if pH levels need to be measured at multiple locations, such as the upper and lower parts of the esophagus.  The addition of impedance testing allows for the monitoring of non-acid reflux.  It can be useful in association of symptoms with non-acid reflux and allow for certain tests to be done while the patient remains on acid suppressing medication.

Catheter-based pH monitoring has a number of risks and limitations.  For more information, see in this Item 4 under the heading “Current Detection Methods for Gastrointestinal Disorders – Non-Imaging Diagnostic Methods – Impedance and pH Monitoring.”

High-resolution manometry

With the acquisition of Sierra in April 2010, we acquired its high-resolution manometry, or HRM, technology.  Sierra was the first company to develop, market and sell solid-state high resolution manometry systems for use in the gastrointestinal tract, which are known as the ManoScan family of products.  The primary applications of this technology are esophageal manometry and anorectal manometry.  Sierra’s high resolution manometry catheter includes 36 pressure sensors, compared to three to six sensors on a conventional manometry catheter, and is currently the only high resolution manometry catheter available in the market utilizing fully circumferential pressure sensors along the length of the catheter.  This provides the following advantages:

•
It allows for the visualization of the contractile physiology from the esophageal entry point, or the pharymx, to the stomach with a single placement of the catheter and eliminates the need for constant re-positioning of the catheter by the clinician.

•
The high resolution procedure time is typically 15 to 20 minutes compared to 30 to 60 minutes with conventional manometry, which makes the high resolution manometry procedure more efficient for the medical staff and more tolerable for the patient.

•	The system provides improved accuracy and reliability of the data collected during the procedure.

•	ManoScan is also supplied with specialized catheters and software for anorectal manometry, providing similar advantages to those listed above.

The data are subsequently analyzed using proprietary software known as ManoView, which utilizes proprietary methods of data display and analysis designed to facilitate intuitive visualization and measurement of physiology and efficiently generate diagnostic reports.

Our ManoScan three-dimensional, high resolution sensor probes and accompanying software measure pressure at multiple locations around the circumference of the probe and distributed along its length.  This allows for measurement of both the circumferential and axial distribution of pressure, which may provide significant diagnostic benefits in regions of high asymmetry such as the upper and lower esophageal sphincters and the anal sphincter. This technology is currently in the market only for the anorectal application.

ManoScan catheters and anorectal probes are limited use devices that typically require replacement every 200 to 400 uses.  Sierra also produces a proprietary disposable sheath that eliminates the need for routine disinfection of the catheter between procedures.  In addition to ManoScan high-resolution manometry, Sierra also produces conventional manometry products under the Polygraph brand that remain a mainstay for esophageal and anorectal manometry in certain price sensitive markets.  This system utilizes a choice of third-party single and multi-use catheters – also distributed through Sierra.

Manometry procedures involve a number of risks. The passage of the catheter may not be tolerated by some patients.  The esophageal manometry procedure is not recommended for patients with a significant bleeding disorder or known obstruction that would prevent passage of the catheter.

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

We are currently selling the following PillCam capsules:

•
PillCam SB  — The PillCam SB video capsule is used for visualization and detection of abnormalities of the small bowel in patients ages two years and older. We started selling PillCam SB in August 2001. The PillCam SB capsule measures 11mm by 26mm (approximately 0.43 by 1.02 inches) and transmits images at a rate of two images per second, generally for eight hours or more, resulting in more than 50,000 images, at which time the operation of the capsule stops and recording ceases. After ingesting the capsule at the physician’s office, the patient can continue his or her daily routine as the capsule transmits the images to a portable data recorder, which is later returned to the physician’s office for review and diagnosis. PillCam SB is cleared for use in adults and in children from age two and above.

•
PillCam ESO — The PillCam ESO capsule is used to visualize the esophageal mucosa. The PillCam ESO capsule is similar in size to the PillCam SB capsule and contains an imaging device and light source at both ends of the capsule and captures 18 frames per second. The procedure with PillCam ESO is fairly short and is done entirely within the physician’s office.

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

We began selling the first generation of this product in Europe in the second half of 2007, following receipt of the CE mark permitting us to market this product in the European Union. In November 2009, we received the CE mark for the second-generation of the PillCam COLON capsule, or PillCam COLON 2 which we began selling gradually in Europe during 2010. Currently, this product does not have FDA clearance for marketing in the United States or MHLW approval  in Japan.

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

Data Recorder, Sensor Array and SensorBelt.

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

Non-Imaging Products

Bravo pH Monitoring

The Bravo pH monitoring system consists of the following primary components:

•	a small pH capsule about the size of a gel capsule that is attached to the wall of the esophagus and transmits data to the receiver;

•	a proprietary delivery system that is used to place the Bravo capsule in the esophagus;

•	a pager-sized receiver worn by the patient that receives pH data from the Bravo capsule; and

•	proprietary pH analysis software used to perform the diagnosis.

The Bravo capsule, which contains a miniature pH sensor, is attached by a gastroenterologist to the esophagus using a proprietary delivery system, usually in conjunction with an endoscopy or manometry test, which are helpful in determining the exact location for the placement of Bravo capsule. The physician advances the Bravo capsule to the desired location in the esophagus. After proper placement, vacuum is applied, filling the capsule’s suction chamber with a small piece of esophageal tissue. A locking pin is then advanced by depressing a plunger on top of the handle of the delivery system, securely attaching the Bravo capsule to the wall of the esophagus and the delivery system is removed. The capsule transmits pH data wirelessly to the receiver. Within days, the capsule spontaneously sloughs off the wall of the esophagus and passes through the patient’s gastrointestinal tract. After the study is completed, the patient returns the receiver to the hospital or clinic, and the data is downloaded via an infrared link to a specially-configured computer, where proprietary software known as RAPID pH assists in analyzing the results and provides a comprehensive report for patient diagnosis. The Bravo pH monitoring system is cleared for use in adults and, beginning in January 2011, in children from age four and above.

Catheter-Based pH Monitoring

We market and sell the AccuTrac pH and impedance monitoring system and the Digitrapper pH-only monitoring system.  These systems consist of the following primary components:

•	a portable data recorder capable of recording pH signals (Digitrapper) or pH and impedance signals (AccuTrac);

•	single use pH and pH plus impedance catheters with a single and dual channels of pH sensing and up to six channels of impedance sensing;

•	AccuView pH and pH with impedance reflux analysis software; and

•	pH buffer solutions for pre-test calibration of the pH sensors, and other minor accessories.

After calibrating, the catheter is inserted into the nose and positioned so that the pH sensor(s) are placed at a prescribed distance above the lower esophageal sphincter, or LES.  An esophageal manometry test is useful in indentifying the exact location of the LES and, therefore, catheter-based pH monitoring procedures are often done following a manometry test.  Following the insertion of the catheter, the patient leaves the clinic and goes about daily activities while the acidity (pH) and presence (impedance) of any reflux is recorded. The patient returns in approximately 24 hours and the clinician removes the catheter and uploads the data from the recorder to the AccuView reflux monitoring software for analysis.  The program provides a comprehensive set of reflux analysis measurements and generates a report to be interpreted by the responsible physician.

Manometry

Our ManoScan high resolution manometry system is comprised of the following components:

•	a workstation with a computer, monitor, electrical isolation transformer, and calibration system;

•	specialized proprietary electronics that energize the pressure sensors , process their signals and send them to the workstation computer;

•	a high-resolution solid-state manometry catheter that may optionally include up to 19 impedance electrodes;

•	ManoScan real-time display software that guides the nurse or technician through the procedure, displays the data in real time and stores the information to file;

•	ManoView Software that provides a full set data visualization, analysis, and report generation functions; and

•	ManoShield, optional disposable sanitary sheath that eliminate the need for routine disinfection between uses.

The ManoScan system obtains a high resolution mapping of pressures levels, and optionally, impedance levels, within organs of the human gastrointestinal tract, primarily the esophagus and anorectal organs. During a manometry procedure, a pressure-sensitive tube, or “catheter,” is passed through the patient’s mouth or nose into the stomach for esophageal diagnosis, or through the anal canal for anorectal diagnosis. In esophageal manometry, a small amount of water is swallowed by the patient as the system records the contractile pressure wave of the esophagus and pressure activity of the upper and lower esophageal sphincters, which are valves controlling passage of food and liquids in and out of the esophagus.  Anorectal manometry procedures involve insertion of the catheter in the anal canal and monitoring pressures of the anal sphincter and rectum as the patient undergoes various procedures.  The physician, nurse or other clinician performing the procedure uses the ManoScan real-time display software to place the catheter in the correct location and observe the data in real-time.  At the end of the examination, the catheter is removed and the data saved for analysis and reporting using our ManoView software.

We also offer conventional manometry products under the Polygraf brand.  Our conventional manometry system comprises analogous components to those described above for our ManoScan high resolution manometry system, but has typically only four to eight sensors, no impedance capability and no available sanitary sheaths.  Its catheters may be solid state, air charged, or water perfusion based. In conventional manometry, the procedure is similar to that of high resolution manometry except that, due to the limited number of pressure sensors along the catheter, the person performing the test must move the catheter back and forth in a series of positions as the patient undergoes certain breathing and swallowing maneuvers to identify the position of the LES and other anatomical landmarks and to complete the data collection.  The data analysis procedure is also generally more complex and less intuitive than in high resolution manometry.

Warranty and Service

We provide standard warranties for each of our products. Warranty periods typically range between six months to two years. During the warranty period, we are obligated to repair or replace, at our election, every defective product. Our warranty-related costs are immaterial.

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

The application and benefits of high-resolution manometry in the diagnosis of gastrointestinal motility disorders have been described in more than 40 peer-reviewed publications with the majority of the recent articles being based on studies that use the ManoScan family of products.  These studies document the diagnostic benefits of the system in the clinical setting and its use to establish the most current methods of disease classification including the stratification of disease into sub-types with distinct management and therapies.

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

Capsule Endoscopy

We market our products using either direct or indirect sales, depending on the potential size of the market and local market conditions. Currently, we market our products directly in Australia, Canada, France, Germany, the United States and Israel. Our sales in direct markets accounted for approximately 77% of our revenues in 2010. In addition to our direct markets, we market and sell our products in more than 75 other countries through local distributors or representatives. Sales to our local distributors worldwide, including Japan, accounted for approximately 23% of our revenues in 2010. Under standard terms of our distribution agreements, we generally grant to one distributor in each particular country or region the right to market our products for a defined period. During the contract period, the distributor is required to meet minimum sales targets set out in each distribution agreement. Generally, we may, in our sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets. To date, we have changed a number of our distributors due to failure to meet minimum sales targets and for other reasons. We have the right not to renew a distribution agreement if we are unable to reach an agreement with the distributor as to minimum sales targets during any renewal period. In general, each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell our products in that distributor’s sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for our products in that distributor’s sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan, including, participating in local and national trade shows, conducting education and training sessions and conducting marketing clinical trials in its sales territory.

In Japan, we operate through Given Imaging, K.K., our Japanese subsidiary, or GIKK, which was established as a joint venture with Marubeni Corporation and Suzuken Co., Ltd. to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is a large Japanese pharmaceutical wholesaler. During 2009 and 2010, we acquired all of the shares of Marubeni in GIKK for an aggregate price of $0.8 million, and provided additional funding to the operation of GIKK, which in the aggregate resulted in the increase of our ownership of GIKK to approximately 93%. Suzuken owns approximately 7% of GIKK. We have been selling our small bowel capsule endoscopy system in Japan since April 2007. We sell this system through two independent distributors - Suzuken and Fuji Medical Co. Ltd., an affiliate of Fuji Film Corporation. Sales to these two Japanese distributors accounted for 4% of our revenues in 2010. We support these distributors with the sales support, customer support, clinical and regulatory affairs and general management employees of our Japanese subsidiary.  For more information regarding our business in Japan, see Item 5 — “Operating Results.”

Most of our revenues come from recurring sales of our PillCam capsules. Our marketing strategy in our mature and educated markets focuses on increasing the utilization of PillCam capsules by each account and consequently increasing capsule reorders. We seek to achieve this by providing a complete platform for capsule endoscopy that may cover more than one area of the gastrointestinal tract and by performing market development activities, such as, clinical trials and working with third-party payors to obtain appropriate reimbursement in order to expand the use of our PillCam capsules for additional medical indications covered by the regulatory clearance we have for our capsules. We seek to maintain a close relationship with our customers, educating them about the clinical and economic benefits of our products and enhancing the operating efficiencies of the Given System. In new markets, our initial focus is on driving the placement of Given Systems in order to expand our market penetration in gastroenterology physician offices and gastroenterology departments within hospitals.

The clinical benefits of capsule endoscopy and its place in routine practice management are demonstrated in hundreds of articles published in peer-reviewed journals. We also use trade shows and scientific meetings and offer workshops, courses, videos and seminars to educate our customers. In 2010, we participated in the Digestive Disease Week, or DDW, and the annual meeting of the American College of Gastroenterology, or ACG, in the United States, and the United European Gastro Week, or UEGW, and numerous other national, regional and local trade shows. In addition, we held numerous regional and local courses and seminars and trained hundreds of physicians and nurses on capsule endoscopy and our products. We believe that these education programs helped also to expand the knowledge of participating physicians and provide an independent endorsement of the clinical value and importance of the Given System.

A variety of special interest groups related to capsule endoscopy have been formed in the United States, Europe, Japan, Australia and in other regions to provide a dynamic forum to share knowledge, encourage research, and support the advancement of capsule endoscopy. One of the first groups formed was the Capsule Endoscopy Special Interest Group, which is sponsored by the American Society of Gastrointestinal Endoscopy, or ASGE. In Europe, a group of leading gastroenterologists gathered to form the European Capsule Endoscopy Group, or ECEG. A similar group, the Japanese Academy for Capsule Endoscopy, or JACE, exists in Japan and plays an important role in educating the Japanese physician community on the practical application of capsule endoscopy. In Australia, there is the Australian Small Bowel and Capsule Endoscopy Interest Group, which is an interest group for the Gastroenterological Society of Australia. We believe that these special interest groups provide an important contribution to the adoption of capsule endoscopy around the world.

Bravo pH Monitoring

In most cases, we sell the Bravo pH monitoring system through the same sales force and distribution channels that sell our capsule endoscopy products. We believe that we can capture the existing market opportunity and increase the utilization of this product, primarily due to:

•	our sizable field sales force and numerous professional education activities, compared to the limited resources used to market and sell this product prior to our acquiring it;

•
the considerable overlap that exists between our capsule endoscopy customer base and Bravo customer base and the synergy that we believe exists between these two capsule-based, patient-friendly technologies;

•	the existence of widespread reimbursement coverage in the United States with higher reimbursement rates than those applicable to catheter-based pH monitoring products;

•	the increased awareness that we believe exists for management of GERD symptoms, partly due to consumer advertisement of GERD medications by pharmaceutical companies; and

•	untapped potential for market development outside the United States, where the use of wireless pH monitoring is not well established.

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

Sierra Reflux Monitoring and Manometry

We market and sell our Sierra’s pH, impedance and manometry products in the United States and Australia through the same sales organization selling our capsule endoscopy and Bravo products.  Outside the United States and Australia, we sell these products through independent distributors, whose contracts we acquired when we acquired Sierra in April 2010.  Some of these distributors do not have written agreements with us.  Some of these distributors have had a prior relationship with us, having also distributed our capsule endoscopy or Bravo products, and others have not, which has resulted in us having more than one distributor in certain territories distributing different product lines.  We have begun the integration of Sierra’s sales and distribution activities into our regional commercial management organizations.   This integration is intended to leverage existing management and resources to provide increased marketing exposure, sales territory coverage, and efficiencies of scale in our distribution channels outside the United States.

We believe that we can expand our market share and the market as a whole due to the following factors:

•
our sizable field sales force and numerous professional education activities, compared to the limited resources available from Sierra prior to our acquisition of it and compared to other competitors in this space;

•	the considerable overlap that exists between our Bravo customer base and Sierra customer base and opportunities for each among customers that do not have both;

•
the ability to provide the market with a single platform that provides Bravo and catheter-based monitoring capability and  high-resolution manometry in an integrated workstation environment to displace existing multiple workstations with incompatible interfaces supplied by multiple vendors;

•
advocacy for the use of high-resolution manometry to displace conventional manometry by leading experts in the field as evidenced  in the Chicago Classification of esophageal disorders in development by a consensus group of internationally recognized experts using Sierra’s ManoScan 360 high resolution manometry system; and

•
education of the gastroenterological community as to the growing medical evidence of risk associated with the existing widespread use of proton pump inhibitor, or PPI, an acid suppression medication, and the need for reflux testing.

Manufacturing

PillCam Capsules

We manufacture the PillCam capsules at our facilities in Yoqneam, Israel. The manufacture of the PillCam capsules is a complex process involving a number of separate processes and components. Our manufacturing process consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. After assembly, each PillCam capsule is inspected and packaged.

For most of our capsule endoscopy products we have a robust, efficient, fully- or semi-automated manufacturing process.  To date, we have been manufacturing our new PillCam COLON capsule in a fixture-assisted manufacturing process, which is sufficient to meet the current demand for this product that is not yet cleared for marketing in the large markets of the United States and Japan.  This capsule includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to us by single source suppliers.  We are working to establish a robust, high volume manufacturing process for this capsule to allow us to meet the increased demand we expect if we are able to obtain regulatory clearances in the United States and/or Japan for our PillCam COLON capsule.

We believe we have adequate capacity to manufacture capsules needed to satisfy estimated demand for the foreseeable future.

We rely on single-source suppliers for two key components of the PillCam capsule:

•
A U.S.-based supplier developed the imaging sensor that is integrated into the PillCam capsules based on our specifications and has also been manufacturing and supplying this imaging sensor exclusively to us since 2002. Under our contract with this supplier, it may not offer the imaging sensor as a standard catalog part. In the event that this supplier ceases operations or enters into liquidation, we are entitled to receive all information necessary to manufacture the sensor upon the payment of reasonable royalties to be agreed upon with the supplier. We have agreed to specified minimum purchase commitments, which we may terminate if the supplier fails to satisfy agreed-upon performance criteria. We have agreed to purchase the sensor only from this supplier and the supplier has agreed to sell the sensor exclusively to us. The agreement permits the supplier to disregard the exclusive sales requirement if we materially breach the agreement and fail to cure such breach within a specified time. The agreement is currently scheduled to expire in November 2012 and may be extended with a mutual agreement.

•
A Canadian company supplies the transmitter that is integrated into the PillCam capsules. This company began supplying the transmitter to us in the fourth quarter of 2004. We currently expect that this Canadian supplier will fulfill substantially all of our future needs for transmitters for the PillCam capsules. The agreement includes non-compete provisions prohibiting this supplier from selling the transmitters to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the transmitter to any potential competitors in our market. The agreement is currently scheduled to expire in April 2012, subject to earlier termination in specified circumstances, with the option for us to extend annually thereafter for up to five years.

We believe that in the ordinary course of business we would be able to arrange substitute sources of supply for these two components within approximately two years of lead time. We believe that if we need to find a substitute source of supply, our inventory of components and finished products, together with our right to submit final purchase orders prior to termination of our agreements with these suppliers, should be sufficient to continue sales of the Given System for all or most of the lead-time period.

We depend on single source suppliers with whom we do not have written contracts or long term contracts for some other components necessary for the production of the Given System. For example, we depend on single source suppliers for a few important components of our PillCam COLON capsule.  While sales of this capsule in 2010 were immaterial, a possible future increase in sales of this capsule will increase our dependency on these suppliers.  For a description of the risks associated with our dependence on single source suppliers, see Item 3 — “Risk Factors — Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

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

We manufacture the Bravo product in our own manufacturing facility in Israel. The manufacturing process of the Bravo system consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. We believe we have adequate capacity to satisfy estimated demand for Bravo system in the foreseeable future.

We depend on single source suppliers for some components necessary for the production of the Bravo system. We do not have written contracts or long-term contracts with some of these suppliers. We believe that in the ordinary course of business we would be able to arrange substitute sources of supply for these components without interrupting the supply of the Bravo product to customers. Our inventory of components and finished products should be sufficient to continue sales of the Bravo product until we develop an alternative source of supply.

For a description of the risks associated with our dependence on single source suppliers, see Item 3 — “Risk Factors — Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

High Resolution Manometry Systems

High resolution catheters

The manufacture of the high-resolution and three-dimensional high-resolution ManoScan manometry catheters involves a number of complex processes.  The manufacturing activities primarily consist of assembling externally purchased or processed components and subassemblies and integrating them through manual processes, which include standard assembly techniques as well as custom developed techniques, processes and equipment.   The manufacturing takes place on a dedicated production floor with most activities performed at individual workstation benches.  After assembly, each catheter is inspected, tested and packaged.

We manufacture the various ManoScan catheters at our facility in Los Angeles, California.  We currently manufacture seven different types of catheters and three different types of sensors to support these catheter configurations.  We have one production line focused on the various sensor assemblies, one production line focused on the various electrical harness assemblies and one line focused on final catheter assembly.  We believe we have adequate capacity to support manufacturing of catheters needed to satisfy estimated demand for the foreseeable future.

We rely on some single source suppliers who provide unique products or who have developed unique processes to manufacture certain components to the catheter assemblies.  In particular, a U.S-based supplier that provided a copper on Kapton substrate material, known as membrane, chose to exit this business in 2006.  Sierra has purchased a last-time buy amount of spooled membrane and has since been working to develop a relationship with an alternate supplier.  We have approximately 12 to 18 months of material on-hand to support current sensor and catheter manufacturing demand forecasts.  We may not be able to manufacture high resolution manometry catheters if we are unable to find an alternative supplier for this component.

We depend on other single source suppliers with whom we do not have written contracts or long term contracts for some other components necessary for the production of our high resolution manometry catheters. We believe that we would be able to arrange substitute sources of supply for all of our single source components within approximately three to twelve months of lead time. We believe that if we need to find a substitute source of supply, our relationship with our suppliers, our inventory of components, sub-assemblies and finished products and our right or expected ability to submit final purchase orders prior to termination of the supply relationship with these suppliers, should be sufficient to continue sales of our high-resolution catheters for all or most of the lead-time period.

Manometry Data Modules, Carts and Computer Workstations

Our high resolution ManoScan data modules are designed internally and manufactured with mostly externally procured components and subassemblies. All final assemblies are tested at our manufacturing facility.  We have transitioned most of the manufacturing operations of the ManoScan data modules to our facility in Israel, with our facility in Los Angeles being used as a backup manufacturing facility.  The primary components used in manufacturing on these items are off-the-shelf electronic components used on the various printed circuit board assemblies.

The ManoScan cart systems are designed internally and manufactured at an external subcontractor location within the United States.  We provide certain components to the subcontractor and they are responsible for all assembly and testing.  We believe that based upon our planned inventory levels and projected ability to execute final buy assemblies, our business will not be materially adversely affected if the relationship with this subcontractor is terminated and qualification of new cart manufacturer becomes necessary.

Our computer workstation is based upon a generic platform manufactured by a U.S-based supplier and configured in accordance with our specifications.  We pre-load the workstation with our proprietary ManoView software.

Our conventional manometry platform, known as Polygraf, is manufactured by a subcontractor in Denmark.  The relationship with this vendor was inherited during a merger between Sierra and the gastroenterology diagnostic division of Alpine Biomed Corporation in September 2009 and we have since continued taking receipt of these devices from this supplier.  We own the intellectual property associated with the Polygraf manometry platform and could transfer manufacturing and testing to a different supplier within an estimated six months, if necessary.

For a description of the additional risks associated with our dependence on single source suppliers, see Item 3 — “Risk Factors — Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

Disposable Sheaths (ManoShields)

We design and manufacture various disposable sheaths for use with our high resolution and three dimensional high resolution catheters.  We are in the process of establishing our facility in Vietnam as the primary manufacturing facility for ManoShields. These accessories are packaged in kits that include some off-the-shelf type components as well as some custom designed components manufactured specifically for this application.  We rely on a few single source suppliers who provide unique components or who have developed unique processes to manufacture certain components to the disposable sheath assemblies according to our specifications.  We do not have written agreements with these suppliers.  We believe that based upon our planned inventory levels and projected ability to execute final buy orders, we should be able to maintain product availability continuity during the lead time required to qualify a replacement supplier, if necessary.

Disposable and Ambulatory pH Monitoring Devices

Our ambulatory reflux products are made up of three main components:

•
Disposable pH Catheters. We design all of our disposable pH catheter devices in our Los Angeles facility and transfer to our Vietnam facility for production.  The catheter manufacturing uses a number of custom developed processes that are used within the Vietnam facility.  Most of the raw material components are procured as standard items from a variety of worldwide sources.

•	Ambulatory Recorders. We manufacture three different ambulatory data recorders:

▪	We procure one finished goods configuration from a sole source U.S.-based supplier who owns the design and intellectual property.

▪	We procure one configuration from a supplier in Denmark. We own the design and intellectual property for this device.

▪	We have designed one configuration in-house and manufacture it in our Los Angeles facility. We are in the process of establishing our facility in Yoqneam, Israel as a backup manufacturing facility.

•	Analysis Software. We own two different internally-developed, proprietary analysis software applications which can be installed on a computer workstation.

For a description of the additional risks associated with our dependence on single source suppliers, see Item 3 — “Risk Factors — Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

Other Gastrointestinal Diagnostics Equipment and Supplies

We have a number of third-party developed or manufactured products and devices that we sell as part of our product portfolio.  We depend on a number of single source relationships to maintain continuity of supply of these products.  In some instances, there are alternate third-party solutions that would serve as adequate replacements; in other cases, we would need to work on transfer of manufacturing process should relationships with these suppliers be terminated.

Manufacturing Facilities and Disaster-Preparedness

In order to maintain our special tax benefits under our approved enterprise status, we conduct most of our manufacturing and a majority of our subcontracting in specific locations in Israel. We also have manufacturing facilities in Los Angeles for the manufacturing of our high resolution manometry catheters and a facility in Vietnam for the manufacturing of our pH and pH plus impedance catheters and other accessories.  For more information, see Item 10 — “Additional Information — Taxation — Certain Material Israeli Tax Considerations and Government Programs — Taxation of Companies in Israel — Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

We have also taken the following measures for disaster-preparedness:

•
Our production lines in Israel are located in two adjacent but separate buildings and we can alternate the production activity between these two buildings if we are unable to use one of them.  We also have a back-up space and clean room in Ireland, which can be used to build up a manufacturing line for PillCam SB.

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

As of December 31 2010, we owned or co-owned 276 issued patents in the United States, Australia, Canada, China, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan and the United Kingdom covering different elements of our technology. Most of our patents cover inventions of our employees and consultants and some we acquired from third parties.  For example, as part of the acquisition of the Bravo pH monitoring business from Medtronic in late 2008 and the acquisition of Sierra in April 2010, we acquired a number of patents and patent applications relating to various aspects of these products and technologies.

These patents expire between 2017 and 2027. We also hold one utility model in South Korea and seven utility models in Germany. As of December 31, 2010, we also had more than 460 pending patent applications worldwide based on approximately 210 priority applications relating to various elements and functions of our products and related enhancements.

We seek to protect our product names and logos through trademark use and registration in the United States and other countries. GIVEN, GIVEN & Design, PILLCAM, PILLCAM & Logo, PILLCAM IMAGING CAPSULE & Design, AGILE, RAPID, RAPID ACCESS, ORDERWIN, ORDER WHEN I NEED, FINGERS HOLDING A CAPSULE & Logo, FINGERS HOLDING PILLCAM CAPSULE & Logo, ICCE, ICCE Logos, International Conference on Capsule Endoscopy, VUESPAN, BRAVO, BRAVO PH SYSTEM, ENDONETICS, VERSAFLEX, GEROFLEX, REPHLUX TRACER, ION, GASTROTRAC, BILITEC, DIGITRAPPER, SLIMLINE, PHERSAFLEX, MANOSCAN, MANOSCAN 360, MANOSCAN Z, MANOSCAN 3D, MANOSCAN HD, MANOSCAN V, MANOSHIELD, MANOSHIELD AR, MANOVIEW, MANOVIEW Z, ACCUTRAC, ACCUTRAC Z, ACCUVIEW, ACCUVIEW Z, SURETEC, ACCUFET, ACCUFET Z, INSERTASSIST, BOLUSVIEW, POLYGRAF ID, RESPSPONSE, ION Z, and GPS are our trademarks or registered trademarks.

Competition

Capsule endoscopy

Olympus Corporation markets and sells a competing capsule endoscopy system in all of the world’s major markets for our capsule endoscopy products, including the United States, Europe and Japan. In addition, a South Korean company is selling a competing system in Asia, Europe and Australia. Also, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries and in some European countries at lower prices than our system and presented its systems at industry trade shows outside Asia.

While we have the largest market share in the capsule endoscopy field in most countries, generally competition has intensified in recent years with our competitors working to establish competing sales channels and grow their presence in the market. We believe that we have a competitive advantage compared to other sellers of capsule endoscopes. First, we were the first company to sell and market capsule endoscopes and have the largest installed base of customers and a recognized and trusted brand name. Second, we are focused on a diversified capsule and software portfolio for visualization of the esophagus, small bowel and colon while our competitors offer only a small bowel capsule at this time. Third, we believe our technology is superior to the technology embedded in the products introduced by competitors and we continue to invest to maintain this competitive advantage. Fourth, we provide comprehensive customer support, extensive professional education and training to physicians and nurses, and support clinical research worldwide. Finally, our capsule endoscopy products are supported by the largest body of clinical evidence having been tested in hundreds of clinical studies with the results presented at major gastroenterology meetings and in more than 1,000 peer-reviewed-articles.

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

Esophageal Motility and pH Monitoring

With the acquisition of the Bravo product in late 2008 and the acquisition of Sierra in April 2010, we became a leading company in the field of motility and pH measurement.  Our main competitors in this field are Sandhill Scientific, Inc., a privately-held U.S. company, and Medical Measurements Systems, a privately-held company based in the Netherlands. In pH monitoring, we are the only company offering both wireless pH monitoring technology and catheter-based pH monitoring capability.  The Bravo system in particular has a number of advantages that will help us to compete effectively and improve our competitive position. First, the Bravo system offers a convenient catheter-free alternative that has been shown to be better tolerated and possess a more favorable side-effect profile than the catheter-based procedure. Second, the Bravo system allows physicians to record up to 48 hours of pH data, providing a more comprehensive disease profile and potential improvement for patient care.

In motility measurement, also known as manometry, Sierra was the first company to develop, sell and market high resolution and three dimensional high resolution manometry systems and it has a recognized and trusted brand name in this field.  We believe Sierra’s technology is superior to the technology used by our competitors.  For example, Sierra is the only company offering and selling three-dimensional high resolution catheters.  In addition, Sierra developed its technology internally and we own or have exclusive license to use the know-how of Sierra’s high resolution manometry technology, while the technology embedded in the high resolution manometry catheters sold by our main competitors was not developed by them and they are dependent on a single source supplier for the supply of these catheters.  Finally, we have the largest sales force among our competitors in this field.  We can leverage our sizable field sales force and the customer base of our capsule endoscopy and Bravo products to market and sell our manometry and pH measurement products and we expect this will increase our market share.

U.S. Government Regulation

FDA Clearance and Regulation

All of the products we market and sell in the United States have received FDA clearance. All of our products that have been cleared to date by the FDA, have been cleared through the 510(k) clearance process that is further described below. Currently, we have FDA clearance to market the Given System with our PillCam SB and PillCam ESO capsules, as well as Bravo and Sierra’s manometry system and pH monitoring systems in the United States. Our capsule endoscopy and manometry products are categorized as Class II devices.  Our pH monitoring products are categorized as a Class I exempt device, the lowest risk category for medical devices.

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

510(k) Clearance Process.   To obtain 510(k) clearance, an applicant must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” — either a previously 510(k) cleared device or a pre-amendment device for which the FDA has not called for premarket applications. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a premarket application approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the determination, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket application approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market application approval is obtained. Our PillCam ESO capsule, the advanced versions of the RAPID software and data recorder, the Bravo system and Sierra’s products have each received FDA marketing clearance under the 510(k) clearance process. We cannot be sure that any of our future products will be eligible for the same abbreviated regulatory treatment. Recently, the FDA has announced plans to review the 510(k) clearance process. Changes in existing regulatory requirements or adoption of new requirements may make it more difficult or prevent us from obtaining marketing clearance for our products in the United States.

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

FCC Clearance and Regulation

Because some of our products use a wireless radio frequency transmitter and receiver, they are subject to equipment authorization requirements in the United States. The U.S. Federal Communications Commission, or FCC, requires advance clearance of all radio frequency devices before they can be sold or marketed in the United States. These clearances ensure that the proposed products comply with FCC radio frequency emission and power level standards and will not cause interference. We have the required clearances from the FCC; however any modifications to our products may require new or further FCC approval before we are permitted to market and sell these products, and it could take several months to obtain any necessary FCC approval.

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

Regulation in Japan and in Other Countries

In Japan, we have regulatory clearance to market our capsule endoscopy system with our second-generation PillCam SB capsule and Sierra’s manometry and catheter-based pH monitoring systems. Marketing our other products in Japan will require additional, product-specific regulatory clearances. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from twelve months for products with only very minor modifications from previous cleared product versions, to a few years in the case of a completely new device.

To date, the Bravo system does not have regulatory clearance in Japan and is not marketed there. We do not have immediate plans to submit the Bravo system for clearance in Japan.

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

For Bravo and catheter-based pH monitoring and esophageal manometry procedures performed in a physician’s office, the CPT code includes a global value for both the technical and the professional components of the procedure. In the outpatient hospital setting, claims are submitted using the CPT code and paid by Medicare under the APC, which covers the technical component and includes the cost of the facility and supplies related to the procedure. The physician is paid for the interpretation separately.

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

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2010, most Medicare carriers and private third-party payors, with a total insured population in the United States of approximately 220 million individuals, also cover capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies.

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

Most of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using capsule endoscopy and some may require prior authorization. We are continuously seeking to convince third-party payors, through economic and health outcomes analyses, that capsule endoscopy of the small bowel should be used earlier in the typical diagnostic process for patients with inflammatory bowel diseases such as Crohn’s disease, and be entitled to reimbursement coverage without requiring upper endoscopy or radiology procedures to be performed prior to administering the capsule. As a result of these efforts, as of December 31, 2010, several third-party payors issued new or updated policies covering approximately 65 million individuals in the United States that no longer require an upper endoscopy and require only a colonoscopy as an endoscopic procedure to be performed prior to a small bowel capsule endoscopy procedure for detecting suspected Crohn’s. Finally, out of the 220 million individuals who have coverage in the United States for small bowel capsule endoscopy for suspected Crohn’s, approximately 45 million individuals have coverage for a small bowel capsule endoscopy procedure in cases of known Crohn’s of the large bowel that require small bowel evaluation.

As of December 31, 2010, approximately 45 million individuals had reimbursement coverage for capsule endoscopy of the esophagus using our PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease. Numerous third-party payors are reimbursing this procedure on a case-by-case basis. We have established a toll-free reimbursement help-line whereby reimbursement specialists assist our customers with general information about the process of submitting prior authorizations, claims and appeals in the event of a denial.

As of December 31, 2010, approximately 220 million individuals in the United States had reimbursement coverage for catheter-based pH monitoring procedure and Bravo pH monitoring procedure. The most common accepted indications for coverage are for patients with esophageal reflux who are being considered for surgical anti-reflux repairs and patients with normal endoscopic findings and reflux symptoms who are unresponsive to therapy.

As of December 31, 2010, approximately 220 million individuals in the United States had reimbursement coverage for esophageal manometry. Esophageal manometry is a procedure for determining how well the muscle of the esophagus works when diseases of the muscle are suspected by measuring pressures generated by the esophageal muscles. The most common accepted indications for coverage are evaluation of the esophagus when there is reflux of the stomach acid and contents back into the esophagus, evaluation of swallowing disorders (dysphagia) and evaluation of chest pain that may be coming from the esophagus.

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

In 2010, for procedures performed in a physician’s office, the national average global fee paid by Medicare under the CPT code for capsule endoscopy of the small bowel was $862, a decrease of $14 compared to 2009. For procedures performed in an outpatient hospital setting, the national average physician fee paid by Medicare was $194, an increase of one dollar compared to 2009, and the national average payment rate to the hospital for the technical component was $664. These payment rates are modified annually. Effective January 1, 2011, the national average global fee paid by Medicare for a procedure in a physician’s office was increased to $920, the national average physician fee for the professional component of a hospital outpatient procedure was increased to $197 and the national average payment rate to the hospital for the technical component increased to $701 due to an increase in the APC rate for gastrointestinal small bowel procedures classified under APC 142.

For capsule endoscopy of the esophagus, in 2010, the national average global fee paid by Medicare for a procedure in a physician’s office was $677. The national average physician fee paid by Medicare in an outpatient hospital setting was $54 and the national average payment rate to the hospital for the technical component was $590, under the APC 141 for upper gastrointestinal procedures. Effective January 1, 2011, the national average global fee paid by Medicare for a procedure in a physician’s office increased to $737, the national average physician fee paid by Medicare in an outpatient hospital setting remained the same at $54 and the national average payment rate to the hospital for the technical component increased to $612 under the APC 141 for upper gastrointestinal procedures.

For Bravo pH monitoring, in 2010, the national average global fee paid by Medicare for a procedure in a physician’s office was $451 compared to $456 in 2009. The national average physician fee paid by Medicare in an outpatient hospital setting was $84, the same as in 2009, and the national average payment rate to the hospital for the technical component was $275, compared to $264 in 2009, under the APC 361 for Level II alimentary tests. Effective January 1, 2011, the national average global fee paid by Medicare for a procedure in a physician’s office increased to $485, the national average physician fee paid by Medicare in an outpatient hospital setting remained the same at $84 and the national average payment rate to the hospital for the technical component increased to $282 under the APC 361 for Level II alimentary tests.

For catheter-based pH monitoring, in 2010, the national average global fee paid by Medicare for a procedure in a physician’s office was $191 compared to $194 in 2009. The national average physician fee paid by Medicare in an outpatient hospital setting was $52, the same as in 2009, and the national average payment rate to the hospital for the technical component was $275, compared to $264 in 2009, under the APC 361 for Level II alimentary tests. Effective January 1, 2011, the national average global fee paid by Medicare for a catheter-based pH monitoring procedure in a physician’s office increased to $198, the national average physician fee paid by Medicare in an outpatient hospital setting remained the same compared to 2009 at $52, and the national average payment rate to the hospital for the technical component increased to $282 under the APC 361 for Level II alimentary tests.

For esophageal manometry in 2010, the national average global fee paid by Medicare for a procedure in a physician’s office was $183 compared to $185 in 2009. The national average physician fee paid by Medicare in an outpatient hospital setting was $68 compared to $67 in 2009, and the national average payment rate to the hospital for the technical component was $275, compared to $264 in 2009, under the APC 361 for Level II alimentary tests. Effective January 1, 2011, the national average global fee paid by Medicare for an esophageal manometry procedure in a physician’s office increased to $188, the national average physician fee paid by Medicare in an outpatient hospital setting increased to $69 and the national average payment rate to the hospital for the technical component increased to $282 under the APC 361 for Level II alimentary tests.

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

In Europe, the population with reimbursable access to small bowel capsule endoscopy at the end of 2010 was approximately 226 million, similar to the situation at the end of 2009. The number of people in Europe with reimbursement for indications in addition to OGIB at the end of 2010 was approximately 161 million. In January 2011, the German Ministry of Health has announced its intention to create an outpatient reimbursement code for PillCam SB capsule endoscopy for obscure gastrointestinal bleeding. The declaration begins a 12 to 15-month process for establishing a medical code, after which the 73 million Germans covered by the public health system, or about 90% of the entire German population, will have access to the PillCam SB procedure, with full reimbursement under the German statutory health insurance system. Approximately eight million Germans, or 10% of the population, already have coverage for PillCam SB capsule endoscopy through private health insurers.  PillCam SB capsule endoscopy has been covered for inpatient use in Germany since 2004.  In addition, in January 2011, Germany’s Institut fuer das Entgeltsystem im Krankenhaus (INEK, Institute for Reimbursement in Hospitals) has published the 2011 update of the Diagnosis Related Group , or DRG, Codes and Grouper algorithm, which includes an inpatient reimbursement pathway for PillCam®  COLON capsule endoscopy. The Grouper algorithm assists in determining the reimbursement value of a particular use of this capsule. Any publicly insured individual, or approximately 90% of the German population, will have coverage under this updated scheme, which establishes a reimbursement framework for PillCam COLON capsule endoscopy as an inpatient hospital procedure for a number of cases, enabling hospitals to seek reimbursement for such cases.

In Japan, the entire adult population has been eligible for reimbursement of the PillCam SB capsule procedure for small bowel indications with obscure gastrointestinal bleeding since October 2007.

In Australia, reimbursement coverage for use of capsule endoscopy in the detection of gastrointestinal bleeding and for the surveillance of patients with Peutz Jeghers Syndrome exists for all permanent residents, including those holding Australian and/or New Zealand citizenship, providing coverage for approximately 20 million residents. In May 2008, the Department of Health and Ageing in Australia approved permanent government funding and reimbursement for capsule endoscopy of the small bowel. Prior to this approval, capsule endoscopy has been funded and reimbursed on a temporary basis since 2004.

In December 2010, Brazil’s Medical Association issued a reimbursement code for capsule endoscopy of the small bowel, which over the next 12 to 18 months will gradually enable all of Brazil’s 190 million citizens to have access to capsule endoscopy with our PillCam SB capsule.

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

 Outside the United States, reimbursement coverage for our esophageal motility or pH monitoring products varies significantly country by country.  In many countries it exists for manometry and catheter-based pH monitoring, in others it does not exist at all and in others still it is insufficient to cover the cost of the procedure.

C. Organizational Structure

Given Imaging Ltd. is organized under the laws of the State of Israel and, as of December 31, 2010, held directly or indirectly the outstanding capital stock of the following subsidiaries and in the following ownership percentages:

Name of Subsidiary	Country of Incorporation	Percentage Ownership
Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	Delaware	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging K.K.	Japan	93
Given Imaging (Asia-Pacific) PTE Ltd.	Singapore	100
Given Imaging (Asia) Company Ltd.	Hong Kong	100
Sierra Scientific Instruments Holding Corporation	Delaware	100
Sierra Scientific Instruments, LLC	Delaware	100
Given Imaging Vietnam Co., Ltd.	Vietnam	100
Endonetics, Inc.	California	100

D. Property, Plants and Equipment

We lease a total of approximately 10,300 square meters (approximately 110,869 square feet) in Yoqneam, Israel, hosting our corporate headquarters and a number of production lines, under a lease that expires on December 31, 2015.

We believe that our existing facilities will be adequate to meet our production and other needs in Israel for the foreseeable future.

Our subsidiaries are party to the following leases:
•	Given Imaging, Inc. leases 2,318 square meters (24,919 square feet) of office space in Duluth, Georgia under a sub-lease that expires in May 2015;

•
Given Imaging GmbH leases approximately 1,217 square meters (13,094 square feet) of office space in Hamburg, Germany, pursuant to a lease for an indefinite term that may be terminated by us or the landlord with an advance notice of six months;

•	Given Imaging Pty. Ltd. leases 560 square meters (6,023 square feet) of office space in North Ryde, Australia, pursuant to a lease that expires on January 31, 2017;

•	Given Imaging s.a.s. leases a total of 460 square meters (4,951 square feet) of office space in Maisons-Laffitte, France pursuant to a lease that expires in December 2015;

•	Given Imaging K.K. leases 443 square meters (4,765 square feet) of office space in Tokyo, Japan pursuant to a lease that expires in August 2013;

•	Given Imaging (Asia) Company Ltd. leases 110 square meters (1,183 square feet) of office space in Hong Kong, pursuant to a lease that expires on August 31, 2013;

•	Sierra Scientific Instruments, LLC leases 1,411 square meters (15,180 square feet) of office and manufacturing facility in Los Angeles, California pursuant to a lease that expires in July 2012; and

•	Given Imaging Vietnam Co. Ltd leases 1,091 square meters (11,739 square feet) of factory and office space in Ho-chi-minh City, Vietnam pursuant to a lease expiring March 1, 2012.

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

In 2001, we commenced marketing the Given System with the PillCam SB capsule for detection of disorders of the small bowel. As of December 31, 2010, we had sold more than 1.4 million capsules in more than 75 countries worldwide and had an installed base of approximately 5,600 Given Systems and 900 Rapid Access units. RAPID Access is the version of software that can be installed on customers’ hardware and enables PillCam capsule endoscopy study management to be performed in a network environment. Since November 2004, we also market and sell our PillCam ESO capsule for visualization of the esophagus. In the second half of 2007, we began selling the first generation of our PillCam COLON capsule in Europe and in 2010 began a gradual and limited marketing and sales of our second-generation PillCam COLON capsule in European countries following receipt of the CE mark for this capsule in late 2009. We also have limited sales of the PillCam COLON capsule in our AP/J region. To date, we have not been able to obtain regulatory clearance to market the PillCam COLON capsule in the United States and Japan. We have also developed and are selling in the United States, Europe and several other jurisdictions, a patency capsule, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam capsules.

We were incorporated in Israel in January 1998. We raised approximately $53.2 million of net proceeds in our initial public offering in October 2001 and have been listed since then on the Nasdaq Global Select Market. We completed a follow-on offering in June 2004 in which we raised additional net proceeds of $44.3 million. Since March 2004, our shares have also been listed on the Tel-Aviv Stock Exchange. We devote substantially all of our resources to developing the Given System and other devices to detect gastrointestinal disorders, acquiring new products and technologies, performing clinical trials and marketing and selling our products worldwide.

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

Acquisition of Sierra Scientific Instruments

On April 1, 2010, we acquired Sierra Scientific Instruments, or Sierra, for $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract.

We believe this acquisition strengthens our position as a global leader in the gastro-esophageal diagnostic market. With our wireless Bravo pH monitoring product and the manometry, impedance and catheter-based pH monitoring products we obtained with the acquisition of Sierra, we advance our goal of providing comprehensive solutions to our customers. From a financial perspective, we believe that acquiring Sierra will increase our revenue base and profitability. This acquisition enables us to diversify our product and geographic revenues through access to additional products, people, and manufacturing assets.

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

Reflux monitoring involves measurement of pH or a combination of pH and impedance in the esophagus. pH monitoring measures acid reflux from the stomach into the esophagus for patients thought to have GERD, while impedance measures acid and non-acidic reflux. With Sierra’s products, esophageal pH monitoring is performed by passing a thin plastic catheter through one nostril and placing it in the esophagus. The catheter is then attached to a recorder that the patient wears on a shoulder strap or around their waist to capture the pH measurements of the esophagus. The patient is sent home with the catheter and recorder and returns the next day to have the catheter removed. The data from the recorder is downloaded into a computer for analysis.

Impedance monitoring utilizes a catheter to detect reflux events independent of the pH allowing for identification of acid and non-acid reflux episodes as well as providing esophageal transit data. Impedance monitoring is often combined with pH monitoring and used in GERD patients whose symptoms are not resolved with proton pump inhibitor, or PPI, therapy. It can also be combined with manometry to provide a more complete picture of esophageal motility.

Revenues

We derive most of our revenues from recurring sales of our PillCam SB capsules to our existing installed base, from sales of our Bravo system and sales of Sierra’s high resolution manometry systems, known as the ManoScan family of equipment, and catheter-based pH and pH and impedance monitoring systems.  To a lesser extent, we derive our revenues from sales of capsule endoscopy capital equipment, such as RAPID workstations and data recorders, software, such as RAPID Access. We also derive a small portion of our revenues from post-sale customer support contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. We also derive limited revenues from sales of our Agile patency system.

Revenue Breakdown.   A majority of our revenues is generated from sales of our PillCam capsules, particularly PillCam SB capsules. The proportion of our revenues derived from sales of capital equipment components of the Given System, such as the RAPID workstations and portable data recorders, and revenues derived from sales of the PillCam capsules, which generate recurring sales, is an important indicator of our results of operations. In 2010, we derived approximately 70% of our revenues from sales of our PillCam SB capsules compared to 77.9% of our revenues in 2009 and 82.3% of our revenues in 2008. Sales of each of the PillCam ESO capsule and the PillCam COLON capsule were insignificant.

In 2010, we derived approximately 12% of our revenues from sales of the Bravo system and its components, compared to 10.6% of our revenues in 2009, following our acquisition of the Bravo pH monitoring business in December 2008. In 2010, we derived approximately 11% of our revenues from sales of Sierra products, following our acquisition of Sierra in April 2010.  We expect that sales of the Bravo system and Sierra products will continue to contribute significantly to our revenues, particularly in the United States. We also expect that a majority of our revenues in the future will continue to come from recurring sales of our capsules.

The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	$				% of Annual Revenues
	2008	2009	2010		2008	2009	2010
	(U.S. Dollar in Thousands)
Workstations, RAPID Access and data recorders	$14,523	$11,523	$8,120		11.6%	8.1%	5.0%
PillCam SB capsule	103,005	110,371	110,189		82.3	77.9	70.0
PillCam COLON capsule	1,463	1,021	1,291		1.2	0.7	1.0
Other capsule endoscopy products	1,875	1,420	1,205		1.5	1.0	0.7
Bravo business	886*	14,985	18,603		0.7*	10.6	11.7
Manometry business	N/A	N/A	9,614	**	N/A	N/A	6.1	**
Catheter-based pH and Impedance	N/A	N/A	8,300	**	N/A	N/A	5.2	**
Service and accessories	3,356	2,443	488		2.7	1.7	0.3
Total	$125,108	$141,763	$157,809		100%	100%	100%

* Represents revenues from December 8, 2008, the date we acquired Bravo, until December 31, 2008.
** Represents revenues from April 1, 2010

Capsule Endoscopy Products

Workstations and Data Recorders.   In 2010, our revenues from the sale of capsule endoscopy workstations and data recorders decreased compared to our revenues from the sale of these products in 2009. Typically, sales of capital equipment are more significant in new markets or in areas where a major reimbursement announcement occurs. In the more mature markets, such as Europe and the United States, our revenues from the sale of workstations and data recorders are decreasing compared to prior periods. The decrease in revenues from sale of capital equipment in those other markets is attributable to both lower quantities of workstations and data recorders sold and lower average selling price. We believe this decrease in revenues from sale of capital equipment is due in part to our already existing large installed based in the major markets, in part to the global economic crisis that has caused customers to delay capital investment decisions and in part due to competitive pressure.

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

PillCam SB.   Substantially all of our revenues from capsule sales were attributable to sales of the PillCam SB capsule, which we began selling worldwide in the fourth quarter of 2001. In 2010, worldwide PillCam SB sales were $110.2 million, similar to 2009. Sales of our PillCam SB capsule were negatively affected by an estimated decrease of approximately 10% in endoscopic procedure in the United States that usually precede the use of capsule endoscopy and by a decrease in sales to distributors in certain European countries due to difficult macroeconomic environment.  We expect recurring sales of the PillCam SB capsule to continue to account for a substantial majority of our revenues from capsule sales in 2011. We believe this is primarily because the market for the PillCam SB capsule is currently a more developed market, including in terms of the scope of reimbursement coverage around the world and the large amount of clinical data to support the use of this capsule, compared to the market for our PillCam ESO capsule and PillCam COLON capsule, and due to the lack of other accepted imaging modalities of the small bowel.  The recent reimbursement coverage announcements for PillCam SB in Germany and Brazil, which we describe in more details below in this section under the heading “Reimbursement,” are expected to significantly contribute to sales of PillCam SB over the next few years.

PillCam ESO.   We have marketed the PillCam ESO in the United States since November 2004. Since then, sales of our PillCam ESO were insignificant due primarily to the lack of favorable reimbursement coverage, as well as limited clinical data to support widespread use of the PillCam ESO capsule compared to other available alternatives to visualize the esophagus and detect esophageal disorders.

As of December 31, 2010, approximately 45 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices, a common condition in patients diagnosed with cirrhosis of the liver, a chronic liver disease. Reimbursement coverage for the use of PillCam ESO in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices, is not expected before additional clinical data supporting such use is available. Because esophageal varices is not a common condition in the general population, we expect that sales of PillCam ESO in the foreseeable future will continue to be immaterial to our total revenues. We believe that sales of the PillCam ESO capsule could increase when and if there is clinical data and reimbursement coverage to support and cover the use of this capsule in GERD patients; however, significant market development, planning and other resources are required to achieve these results and there is no assurance that we will be able to do so.

PillCam COLON.   PillCam COLON is the third capsule we developed. The first generation of this capsule unveiled in 2007 was not successful and the FDA did not clear the product for marketing in the United States.  During 2009, we achieved substantial progress with the development and commercial plans for our second-generation PillCam COLON capsule, including completing  an initial clinical study conducted in five hospitals in Israel designed to evaluate the performance of new technologies embedded in the new colon capsule and the PillCam platform. Despite statistical limitations resulting from the size of the trial and the relatively low prevalence of polyps, the results of this feasibility trial confirmed the functionality of these new technologies and gave us increased confidence about the potential of PillCam COLON as a useful tool for visualizing pathology in the colon. In September 2009, following completion of this initial trial, we obtained the CE mark permitting us to market the second-generation PillCam COLON capsule in the European Union. In November 2009, we introduced this product at a European medical conference and began limited sales in Europe during 2010. Presently, there is only limited clinical evidence to support the use of this second-generation colon capsule. We are currently planning a large multi-center clinical study in the United States that will serve as a basis for a subsequent application to the FDA to clear this capsule for marketing in the United States.  We are also planning a clinical study in Japan that will serve as a basis for a subsequent submission to PMDA to receive MHLW approval of this capsule for marketing in Japan.

To date, sales of our PillCam COLON capsule were insignificant. PillCam COLON has not yet received FDA marketing clearance in the United States or MHLW approval in Japan. In February 2008, the FDA determined that the first-generation PillCam COLON capsule was not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore could not be cleared for marketing in the United States, our biggest market, through the 510(k) process, based on the clinical data available at the time. There can be no assurance that we will have sufficient data to submit our second-generation PillCam COLON for FDA clearance, or that we will be able to obtain FDA clearance for this capsule through the 510(k) process or otherwise, or even if we do, that this capsule will achieve widespread market acceptance as superior to existing technologies for visualization or screening of the colon.

We believe the following are important factors in determining the success of our PillCam COLON capsule in the foreseeable future:

•
Receipt of FDA marketing clearance in the United States or regulatory approvals in other countries such as Japan: We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.

•
The existence of clinical data sufficient to support the use of our PillCam COLON for visualization or screening of the colon as compared to other colon visualization or screening modalities: If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell this capsule or physicians may be reluctent to use it.

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

Because these factors have not yet been resolved, we do not expect that the PillCam COLON capsule will contribute significantly to our revenues in 2011. We believe that there is a significant market for a simple, cost-effective and non-invasive technique for colorectal cancer screening, which represents a significant market opportunity for the PillCam COLON capsule. According to guidelines of professional associations in the United States, it is estimated that approximately 88 million people over the age of 50 or that are otherwise at increased risk for colon cancer need to be screened annually in the United States, yet patient compliance is only around 50%. Patient compliance rates in Europe and Japan are believed to be even lower. We believe that the PillCam COLON procedure will eventually provide a non-invasive cancer screening alternative for patients. However, further procedure development as well as significant additional clinical data to support the use of this capsule as a screening tool is necessary before we can realize this market opportunity. In the meantime, we market PillCam COLON in Europe for visualization of the colon in patients who refuse to undergo traditional colonoscopy or in cases of incomplete colonoscopies.

Esophageal Manometry and  pH Monitoring Products

Bravo pH Monitoring.   In 2009, we added the Bravo pH monitoring products to our product portfolio following the acquisition of this product line from Medtronic in December 2008. Sales of this product contributed significantly to our revenue growth in 2009 and 2010, particularly in the United States. In 2010, sales of the Bravo products were approximately $18.6 million, or 12% of our total sales, compared to $14.9 million, or 10.6% of our total sales in 2009. Outside the United States, the Bravo pH monitoring system has not been widely used, primarily due to lack of market development and we believe there is a potential for revenue growth of this product outside the United States over the next several years.

Sierra Products. We acquired Sierra in April 2010. We believe this acquisition strengthens our position as a global leader in the gastro-esophageal diagnostic market. With our wireless Bravo pH monitoring product and the manometry, impedance and catheter-based pH monitoring products we obtained with the acquisition of Sierra, we advance our goal of providing comprehensive solutions to our customers. From a financial perspective, we believe that acquiring Sierra will increase our revenue base and profitability. This acquisition enables us to diversify our product and geographic revenues through access to additional products, people, and manufacturing assets.

Sierra’s primary technology is esophageal manometry.  Esophageal manometry is a test to measure the pressure inside the esophagus. Sierra pioneered the development of high-resolution solid state manometry in which motility physiology is clearly visualized through the length of the esophagus. This technology is embodied in Sierra’s industry-leading ManoScan family of equipment. It represents Sierra’s primary innovation and competitive strength.  We also market and sell Sierra’s catheter-based reflux monitoring products for measurement of pH or a combination of pH and impedance in the esophagus. Sierra acquired this line of products from Alpine Biomed Corporation in September 2009.  Since our acquisition of Sierra in April 2010 and through December 31, 2010, we sold approximately $17.9 million of Sierra’s products, consisting of approximately $9.6 million of manometry products and approximately $8.3 million of catheter-based pH and impedance products.

We expect that our future revenue growth will continue to depend, in part, on our ability to grow the Bravo pH monitoring business and the Sierra manometry and catheter-based pH and pH plus impedance monitoring businesses, in particular in light of the fact that the growth rate of sales of the PillCam SB capsule, our primary selling product, has declined from 2008 through 2010 compared to prior years, particularly in the United States.

Geographical Breakdown

The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	2008	2009	2010
Americas	60%	63%	64%
EMEA	28%	27%	25%
AP/J	12%	10%	11%

Sales in the Americas region were $100.6 million in 2010, compared to $89.7 million in 2009. PillCam SB sales in the Americas in 2010 were $67.6 million, a decrease of 2.5% compared to $69.3 million in 2009.

We believe that the slight decline in sales of PillCam SB in the United States is due in part to the maturity of the market for the most common use of the PillCam SB capsule, namely the detection of obscure gastrointestinal bleeding, or OGIB. If we are unable to expand the use of the PillCam SB capsule beyond OGIB, particularly in the United States, sales of the PillCam SB capsule may decline or not increase as we expect. In addition, there was a decline in the number of upper and lower endoscopy procedures, which are often performed by physician prior to prescribing capsule endoscopy or are required by third-party payors as a preceding condition for covering capsule endoscopy procedures.   The decline in the number of endoscopic procedures may be attributable to the economic slowdown in the United States and may continue in 2011.

Offsetting the decline in sales of capsule endoscopy products in the United States, were sales of the Bravo products, which increased to $17.0 million, or by 28%, compared to $13.3 million in 2009, and sales of Sierra’s products, which amounted to $11.2 million, or approximately 11% of sales in the United States, since our acquisition of Sierra in April 2010. In the United States, we have the largest field sales force and marketing organization among our competitors in this field of specialty GI diagnostic equipment.  We plan to leverage this sizable sales force and marketing resources along with the customer base of our capsule endoscopy products to increase the sales of our manometry and pH measurement products.

In EMEA, sales in 2010 increased 2.5% to $40.2 million, compared to $38.5 million in 2009.  This increase is attributable to the additional sales of $5.3 million of our Sierra products, which we began selling in April 2010 following the acquisition of Sierra. PillCam SB sales in the EMEA region decreased to $28.8 million, or by 9%, from $31.6 million in 2009.  This decline is primarily attributable to a decline in sales in certain indirect distribution markets.  We believe this decline was due to the unfavorable economic environment in Europe, which resulted in decreased healthcare spending by governments in the region, more conservative purchasing patterns by customers in the region and lower sales to a few European distributors in key markets resulting from their decision to reduce inventory levels in light of the economic uncertainty.   This decline was partially offset by a growth in sales of our PillCam SB capsule in our direct markets in Germany and France.   The recent reimbursement coverage announcements in Germany, our single largest market in EMEA, for the use of PillCam SB for obscure gastrointestinal bleeding in an outpatient setting, and for PillCam COLON for inpatient use, which we describe in more details below in this section under the heading “Reimbursement,” are expected to contribute to the growth of our capsule endoscopy product sales in Germany over the next few years.

Sales in the AP/J region increased by 26% to $17.1 million, compared to $13.6 million in 2009. Sales of PillCam SB sales in the AP/J region increased to $14.0 million, or by 49%, compared to 2009. An additional revenue growth in the AP/J region of $1.4 million came from sales of the Sierra products since April 2010.  We do not have regulatory clearance to sell our Bravo system in Japan and sales of this product in other countries in this region were insignificant.

In Japan, we received marketing clearance and reimbursement for the Given System with the second generation of the PillCam SB capsule in the second quarter of 2009. Behind the United States, Japan is considered one of the largest markets in the world for medical devices for use in the gastrointestinal tract. Therefore, we believe that the Japanese market represents an attractive potential growth opportunity for our business in 2011 and beyond.

We expect that a majority of our revenues from a single market in the foreseeable future will continue to come from the United States, mainly due to the size of the market, the size of our direct sales force, our ability to leverage existing market share to generate additional sales, a favorable reimbursement system and general acceptance of new technologies among physicians. However, we expect that in 2011 the growth rate in sales of our capsule endoscopy products outside the United States will continue to be higher than the growth rate in the United States.

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

Reimbursement

Capsule endoscopy

We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect the proportion of our revenues that are derived from sales in the United States. Availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase our products and perform medical procedures with them. Once a payor has decided to provide reimbursement for use of our products, the level of reimbursement coverage provided also becomes a key factor in a physician’s decision. We estimate that as of December 31, 2010, reimbursement for small bowel capsule endoscopy was available worldwide to approximately 580 million people. In the United States approximately 220 million people are covered with most reimbursement policies providing coverage for a number of small bowel indications, including obscure gastrointestinal bleeding, suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. In December 2010, Brazil’s Medical Association issued a reimbursement code for capsule endoscopy of the small bowel, which over the next 12 to 18 months will gradually enable all of Brazil’s 190 million citizens to have access to capsule endoscopy with our PillCam SB capsule.

In Europe, reimbursement coverage for small bowel capsule endoscopy was available for approximately 226 million people as of December 31, 2010, and reimbursement coverage for expanded indications, such as Crohn’s disease and other small bowel disorders was available for approximately 161 million people at the end of 2010. This includes approximately 60 million people in France. In January 2011, the German Ministry of Health has announced its intention to create an outpatient reimbursement code for PillCam SB capsule endoscopy for obscure gastrointestinal bleeding. The declaration begins a 12 to 15-month process for establishing a medical code, after which the 73 million Germans covered by the public health system, or about 90% of the entire German population, will have access to the PillCam SB procedure, with full reimbursement under the German statutory health insurance system. Approximately eight million Germans, or 10% of the population, already have coverage for PillCam SB capsule endoscopy through private health insurers.  PillCam SB capsule endoscopy has been covered for inpatient use in Germany since 2004.  The establishment of an outpatient reimbursement code for PillCam SB capsule endoscopy represents an important milestone for us, potentially enabling us to significantly increase our annual sales in Germany from the current level of several million dollars after receipt of the medical code.

In addition, in January 2011, Germany’s Institut fuer das Entgeltsystem im Krankenhaus (INEK, Institute for Reimbursement in Hospitals) has published the 2011 update of the Diagnosis Related Group, or DRG, Codes and Grouper algorithm, which includes an inpatient reimbursement pathway for PillCam COLON capsule endoscopy. The Grouper algorithm assists in determining the reimbursement value of a particular use of this capsule. Any publicly insured individual, or approximately 90% of the German population, will have coverage under this updated scheme, which establishes a reimbursement framework for PillCam COLON capsule endoscopy as an inpatient hospital procedure for a number of cases, enabling hospitals to seek reimbursement for such cases. Under the German DRG system, there is no pre-determined reimbursement value for the PillCam COLON capsule endoscopy procedure, and the amount of reimbursement is determined on a case-by-case basis based on the Grouper algorithm which takes into account various elements, including the base diagnosis, co-morbidities or any additional procedures.

Germany is the first country to issue a reimbursement code for PillCam COLON capsule endoscopy, making this an important milestone for us in our efforts to expand access to this new patient-friendly colon imaging technology.  We believe it validates the importance of PillCam COLON and shows that the medical community sees a role for the procedure as an additional diagnostic tool for gastrointestinal disorders. We plan to work closely with physicians and hospitals in Germany to educate them on how PillCam COLON can be reimbursed under the DRG system.  We also plan to conduct additional clinical studies with our PillCam COLON in Germany and other locations in Europe and the U.S. to expand the body of data available.  As a result, we expect modest sales growth of PillCam COLON in Germany over time.

Effective October 1, 2007, the entire adult population in Japan (approximately 105 million people) is eligible for reimbursement of the PillCam SB capsule procedure for small bowel indications with OGIB. We believe this reimbursement has contributed to the growth in sales of the Given System with the PillCam SB capsule in Japan. Finally, reimbursement coverage for use of the PillCam SB capsule in the detection of gastrointestinal bleeding is available for approximately 20 million individuals in Australia and New Zealand.

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

We also continued our efforts to improve reimbursement coverage for the PillCam SB capsule. First, we are working with third-party payors to expand the number of International Statistical Classification of Diseases, known as ICD, diagnosis codes, for small bowel diseases. ICD diagnosis codes are used to classify diseases and a wide variety of medical symptoms, findings and complaints and to report diagnoses to third-party payors to support medical necessity for services provided. We believe that the availability of more ICD diagnosis codes for small bowel-related conditions will enhance the ability of physicians to submit and receive payment for claims relating to small bowel diagnostic procedures using our PillCam SB capsule, which, in turn, may result in an increased usage of this capsule. Second, we continue our efforts to convince third-party payors, through economic and health outcomes analyses, that capsule endoscopy of the small bowel should be used earlier in the typical diagnostic process for patients with inflammatory bowel diseases, such as Crohn’s disease, and be entitled to reimbursement coverage without requiring upper endoscopy and radiology procedures to be performed prior to administering the capsule. We believe this could increase physicians’ use of the PillCam SB capsule. As of December 31, 2010, approximately 65 million individuals in the United States had reimbursement coverage for PillCam SB following colonoscopy as the only endoscopic procedure to be performed prior to administration of the PillCam SB capsule.

As of December 31, 2010, 44 million individuals in the United States have coverage for using our PillCam ESO for the diagnosis of esophageal varices.

To date, other than the recent coverage in Germany for inpatient hospital use, there is no reimbursement coverage for procedures with our PillCam COLON capsule. This capsule is new to the market and more clinical evidence will be necessary to support reimbursement. Reimbursement coverage for this capsule in the United States and Japan is not expected in the foreseeable future.

Esophageal motility and pH monitoring

As of December 31, 2010, approximately 220 million individuals in the United States had reimbursement coverage for catheter - based pH monitoring, Bravo pH monitoring and esophageal manometry procedures. The most common accepted indications for coverage for pH monitoring are for patients with esophageal reflux who are being considered for surgical anti-reflux repairs and patients with normal endoscopic findings and reflux symptoms who are unresponsive to therapy and those patients that are refractory to PPI therapy. The most common accepted indications for coverage of esophageal manometry is when there is reflux of stomach acid and contents back into the esophagus, to determine the cause of swallowing problems (dysphagia) and to evaluate chest pain that may be coming from the esophagus.

Outside the United States, reimbursement coverage for our esophageal motility or pH monitoring products varies significantly country by country.  In many countries it exists for manometry and catheter-based pH monitoring, in others it does not exist at all and in others still it is insufficient to cover the cost of the procedure.

For discussion of the reimbursement rates applicable to various procedures with our products see in Item 4 — “The Business of the Company — Business Overview — Third-Party Reimbursement — Reimbursement Rates.” Reimbursement rates may also be modified in the future. Based on recent history, we do not expect that modest changes to reimbursement rates will have a material effect on our business.

Competition

Capsule endoscopy

Olympus Corporation markets and sells a competing capsule endoscopy system in all of the world’s major markets for our small bowel capsule endocopy products, including the United States, Europe and Japan. In addition, a South Korean company is selling a competing system in Asia, Europe and Australia. Also, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries and in some European countries at lower prices than our system and has presented its systems at industry trade shows outside Asia.

While we have the largest market share in the capsule endoscopy field in most countries, generally competition has intensified in recent years with our competitors working to establish competing sales channels and grow their presence in the market. Since the introduction of competition in the capsule endoscopy market our competitors have gained some market share in their home countries of Japan, South Korea and China and, to a lesser extent, in our main markets in Europe and the United States.

Despite the competition, we believe we are the leading company in the capsule endoscopy field and that our capsule endoscopy products have a number of advantages over competing products. First, we were the first company to sell and market capsule endoscopes and have the largest installed base of customers and a recognized and trusted brand name. Second, we have resources dedicated primarily to capsule endoscopy, which we believe are greater than the dedicated resources of most of our competitors. Third, we are focused on a diversified capsule and software portfolio for visualization of the esophagus, small bowel and colon while our competitors offer only a small bowel capsule at this time. Fourth, we provide comprehensive customer support, extensive professional education and training to physicians and nurses, and support clinical research worldwide. Fifth, we believe our technology is superior to the technology embedded in the products introduced by competitors and we continue to invest to maintain this competitive advantage. Finally, our capsule endoscopy products are supported by the largest body of clinical evidence, having been tested in hundreds of clinical studies with the results presented at major gastroenterology meetings and in more than 1,000 peer-reviewed-articles.

Esophageal motility and pH monitoring

With the acquisition of the Bravo product in late 2008 and the acquisition of Sierra in April 2010, we became a leading company in the field of esophageal motility and pH measurement with the ability to offer the full range of products in this field.  Our main competitors in this field are Sandhill Scientific, Inc., a privately-held U.S. company, and Medical Measurements Systems, a privately-held company based in the Netherlands.

In pH monitoring, we are the only company offering both wireless pH monitoring technology, which we acquired in the Bravo acquisition, and catheter-based pH monitoring capability, which we acquired from Sierra.  The Bravo system in particular has a few advantages that will help us to compete effectively. First, the Bravo system offers a convenient catheter-free alternative that has been shown to be better tolerated and possess a more favorable side-effect profile than the catheter-based procedure. Second, the Bravo system allows physicians to record up to 48 hours of pH data, providing a more comprehensive disease profile and potential improvement for patient care. In addition to being the only company to offer both wireless and catheter-based pH measurement products, we are also currently the only company in this field that manufactures pH catheters in Vietnam, where we have our own manufacturing facility.  As a result, we believe we have more efficient manufacturing at a lower cost than our competitors.

In motility measurement, also known as manometry, Sierra was the first company to develop, sell and market solid-state high resolution and three dimensional high resolution manometry systems and it has a recognized and trusted brand name in this field.  We believe Sierra’s technology is superior to the technology used by our competitors.  For example, Sierra is the only company offering and selling three-dimensional high resolution catheters.  In addition, Sierra developed its technology internally and we own or have exclusive license to use the know-how of Sierra’s high resolution manometry technology, while the technology embedded in the solid-state high resolution manometry catheters sold by our main competitors was not developed by them and they are dependent on a single source supplier for the supply of these catheters.  Our acquisition of Sierra also allows us to offer impedance technology, which is currently only available with catheter-based products.  Impedance-based reflux testing is important in the view of some physicians to determine whether a patient has non-acid reflux and to show how far up the esophagus the content goes because reflux can, in some cases, reach high enough to infiltrate the pharynx, larynx and even trachea. This can lead to asthma symptoms, speech problems and even dental problems. We also offer impedance manometry catheters, where our higher impedance sensing resolution, compared to our competitors’ products, combined with our unique data visualization method produces a clearer and more intuitive visualization of the movement of food and liquid content within the esophagus. Finally, we have the largest field sales force and marketing organization among our competitors in this field.  We can leverage this sizable sales force and marketing resources along with the customer base of our capsule endoscopy and Bravo products to market and sell our manometry and pH measurement products. We expect that this combination of the largest sales force and the full range of products that no other competitor can offer is a significant competitive strength and will increase our market share.

Customers and Customer Concentration

        We market and sell our products through a direct sales force in the United States, Germany, France, Canada, Australia and Israel. We rely on third-party distributors in international markets outside these countries. We sell our products primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2010, we derived $36.7 million, or 23%, of our revenues from sales to local distributors, compared to $30.9 million, or 21.8% in 2009. However, sales to distributors in 2010 included sales of Sierra products, which we did not have in 2009.  Our direct sales revenues are derived from a large number of individual customers and have higher gross margins. In 2010, no single direct sales customer accounted for more than 0.003% of our revenues and no single distributor accounted for more than 3.2% of our revenues. It is our policy to require collateral or security in connection with sales to distributors. Due to these factors, the geographical dispersion of our customers and certain trade insurance tools that we use, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

Cost of Revenues and Gross Margins

Cost of revenues consists primarily of materials and components, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff assembling our products, warranty costs and product liability insurance.

The principal factors affecting our gross margins are related to the volume of sales of our disposable products, the sale prices, the product mix (namely, the proportion of our revenues derived from sales of capital equipment compared to sales of capsules and the proportion of sales of esophageal manometry and pH measurement products compared to sales of capsule endoscopy products), as well as the percentage of our sales made as direct sales. In general, our gross margins from capsule sales are higher than our average gross margins from sales of capital equipment, such as workstations and data recorders. A primary reason for the lower gross margins of capital equipment is that from time to time, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment, or replace older equipment of many customers with newer versions of our capital equipment, at a reduced price or at no charge. In addition, our gross margins in territories in which we use our direct sales force are generally higher than our gross margins in territories in which we market and sell our products through third-party distributors. Our gross margins from sales of the Bravo system are lower than our gross margins related to our capsule endoscopy products.  Our average gross margins from sale of the Sierra products are the lowest among our products.  Generally, our gross margins may also be negatively impacted as a result of increasing direct competition in our field.

Our average gross margins over the last three fiscal years were 75.5%. Our gross margins in 2010 were76.2%, compared to 76.6% in 2009 and 73.6% in 2008. The decrease in gross margins in 2010 is attributable to a one-time charge and ongoing purchase price allocation expenses related to the acquisition of Sierra. The decline was offset by reduced material costs of PillCam SB, improved efficiencies in the manufacturing process and the transition of the Bravo manufacturing activities to Israel. Gross margins were also negatively affected in 2010 by the sale of Sierra products since the average gross margins from these products is the lowest amongst all products that we sell.  Gross margins for the Sierra products are expected to improve in 2011 after we complete the integration of the operational and manufacturing functions of the Sierra business. The average gross margins from sales of our capsule endoscopy products are expected to remain higher than the average gross margins from sales of our Bravo product and of the Sierra products.

Operating Expenses

Research and Development.   Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of, and enhancements to, our products, clinical studies and obtaining regulatory approvals, patent costs, sponsored research costs and other expenses related to our product development and research program. We expense our research and development costs as they are incurred. “Research and development expenses, net” are net of grants received from the Israeli Government through the OCS or from other sources. We plan to continue investing in research and development, as we enhance our various product lines, pursue the development of new products and perform more clinical trials to drive continued expansion of reimbursement for our products worldwide.

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

Equity-Based Compensation.   Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Under Accounting Standard Codification, or ASC 718-20, we recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees using the modified prospective method for the valuation of our equity-based compensation. The application of this accounting standard has a material impact on our earnings per share. In 2010, we recognized $8.5 million in equity-related compensation expense, compared to $7.3 million of equity-related compensation expense in 2009. We expect to continue our practice of granting equity awards to our directors, officers, employees and consultants. The resulting compensation expenses in 2009 and 2010 were impacted by various factors, including the number of equity awards we granted and their fair value at the date of grant.

Financial Income, Net.   Financial income, net consists primarily of interest earned on our cash balances, interest income from marketable securities and foreign exchange gains or losses, net of financing expenses.

Taxes.   In 2010, Israeli companies were generally subject to income tax at the corporate tax rate of 25%. This tax rate for 2011 is 24%. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in “Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

As of December 31, 2010, we have recorded a net deferred tax asset of $1.6 million. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The deferred tax asset represents our assessment of accumulated losses that could be carried forward to future years to reduce taxable income in those future years and other expenses that were already recognized for accounting purposes but will be recognized for tax purposes only in future years. We consider projected future taxable income and tax planning strategies in making this assessment. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we cannot record a tax benefit, or must include an expense within the tax provision in the statement of operations. The deferred tax asset may be realized over time, depending upon the generation of future taxable income during the periods in which those accumulated losses become deductible.

Significant management judgment is required in determining our deferred tax assets and any related valuation allowance. Based upon our projections for future taxable income of our subsidiaries over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of these deferred tax assets. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. Significant management judgment is also required in determining our tax liability under ASC 740-10, “Accounting for Uncertainty in Income Taxes.”

Net Loss Attributable to Non-Controlling Interests in Subsidiary.   Net loss attributable to non-controlling interests in subsidiary consists of the losses attributed to the minority shareholders in our Japanese subsidiary, Given Imaging K.K, of which we owned 93% as of December 31, 2010.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 of the notes to our consolidated financial statements. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

•
Revenue Recognition.   We recognize revenues from sales of our products upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. In any case, revenues are not recognized for an initial sale of a system until all equipment has been delivered so that the customer may use and operate the system as a whole for its intended purpose. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize revenue based on the term of the support period, which is generally a one-year period following the sale. The fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the standard warranty period for our products. In 2010, we have elected to early adopt recently issued ASU 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements,” and therefore for multi-element arrangements that include tangible products that contain software that is essential to the tangible product’s functionality and undelivered software elements that relate to the tangible product’s essential software, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value, (ii) third-party evidence of selling price, and (iii) best estimate of the selling price. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flow.

•
Inventories.   Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and finished goods and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. In addition, we add to the cost of finished products held in inventory the overhead from our manufacturing process. Inventory that is not expected to be consumed in the subsequent year based upon sales forecast is classified as a non-current asset.  Management regularly evaluates the necessity of provisions for obsolescence, which may result from excess, slow-moving or obsolete inventories.

•
Foreign Currency Translation.   In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in our financial statements and the financial statements of our subsidiaries into U.S. dollars. Under the relevant accounting guidance the treatment of any gains or losses resulting from this translation is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary’s operations must also be considered. If any subsidiary’s functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary’s financial statements into U.S. dollars would be included as other comprehensive income. However, if the functional currency of a subsidiary is deemed to be the U.S. dollar, then any gain or loss associated with the translation of that subsidiary’s financial statements would be included within statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for us and each of our subsidiaries. All translations gains and losses derived from transactions in currencies other than the U.S. dollar are recorded in our statement of operations and are included in determining our net income. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any translation gains or losses from transactions in currencies other than the U.S. dollar would not affect our net income for the year presented.

•
Accounting for Income Taxes.   As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposures and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and any related valuation allowance. We have recorded a net deferred tax asset of $1.6 million as of December 31, 2010. Based upon our projections for future taxable income in our U.S. subsidiary over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the unreserved benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

We follow the guidance in ASC Sub-topic 740-10, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. We follow a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit.  The second step is to measure the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement. We performed our evaluation mainly in respect of tax years that may still be subject to, or are currently under examination by local tax authorities in some tax jurisdictions.

•
Accounting for Equity Awards.   We account for equity awards according to SFAS ASC 718-20. ASC 718-20 requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. In 2010, we recognized equity-based compensation expense in the amount of $8.5 million. Compensation costs recognized in 2010 also include compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2010. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

•
Accounting for Business Combinations.    The acquisitions of the Bravo product line and the business of Sierra was accounted for by the purchase method. The results of operations of the Bravo business were included in the consolidated financial statements of the Company commencing December 2008. The results of operations of the Sierra business were included in the consolidated financial statements of the Company commencing April 2010. The consideration for each acquisition was attributed to net assets on the basis of fair value of assets acquired according to a valuation performed by a third party. Identifiable intangible assets, including purchased in-process research and development, were valued utilizing a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed. The purchase price allocated to patents of the existing core technology, customer relationships, trade names and trademarks is being amortized using the straight line method over a period of eight years to 20 years, which approximates their expected useful lives. These definite life intangible assets will be evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In the Bravo acquisition, amounts assigned to tangible and intangible assets to be used in a particular research and development project that has not reached technological feasibility and have no alternative future use, were charged to in-process research and development acquired in a Business Combination in operating expense at the acquisition date. In addition, in the Bravo acquisition, transaction costs were included in consideration paid and consequently attributed to net assets as part of the purchase price allocation.  As to the Sierra acquisition, revised accounting guidelines for business combinations were implemented.  Accordingly, amounts assigned to tangible and intangible assets to be used in a particular research and development project that has not reached technological feasibility and have no alternative future use, were recognized as an intangible asset, which will be amortized once the project reaches technological feasibility.  Applying the revised guidance, transaction costs were expensed and not included in consideration paid for the purpose of the purchase price allocation.  Goodwill reflects the excess of the purchase price paid in each acquisition over the fair value of net assets as of the date of the acquisition. Goodwill is not amortized but rather tested for impairment at least annually.

Results of Operations

Our consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 are set forth below:

	Year Ended December 31,
	2008	2009	2010
	(In Thousands)
Statements of Operations Data:
Revenues	$125,108	$141,763	$157,809
Cost of revenues	(33,001)	(33,145)	(37,629)
Gross profit	92,107	108,618	120,180
Operating expenses:
Research and development, gross	(15,126)	(17,842)	(21,695)
In-process research and development acquired in a business combination	(4,700)	—	—
Government grants	1,530	1,109	1,477
Research and development, net	(18,296)	(16,733)	(20,218)
Sales and marketing	(60,902)	(61,428)	(67,114)
General and administrative	(19,320)	(18,919)	(25,138)
Termination of marketing agreement	5,443	—	—
Other, net	(867)	(1,220)	(759)
Total operating expenses	(93,942)	(98,300)	(113,229)
Operating profit (loss)	(1,835)	10,318	6,951
Financial income, net	4,004	1,584	2,599
Profit before taxes on income	2,169	11.902	9,550
Income tax benefit (expense)	(250)	1,542	(1,362)
Net profit	1,919	13,444	8,188
Net loss attributable to non-controlling interest	2,087	891	290
Net profit attributable to shareholders	$4,006	$14,335	$8,478

Our historical operating results as a percentage of net revenues for the years ended December 31, 2008, 2009 and 2010 are set forth below:

	Year Ended December 31,
	2008	2009	2010
Statements of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	26.4	23.4	23.8
Gross profit	73.6	76.6	76.2
Operating expenses:
Research and development, gross	(12.1)	(12.6)	(13.7)
In-process research and development acquired in a business combination	(3.7)	—	—
Government grants	1.2	0.8	0.9
Research and development, net	(14.6)	(11.8)	(12.8)
Sales and marketing	(48.7)	(43.3)	(42.6)
General and administrative	(15.4)	(13.3)	(15.9)
Termination of marketing agreement	4.3	—	—
Other, net	(0.7)	(0.9)	(0.4)
Total operating expenses	(75.1)	(69.3)	(71.7)
Operating profit (loss)	(1.5)	7.3	4.4
Financial income, net	3.2	1.1	1.6
Profit before taxes on income	1.7	8.4	6.0
Income tax benefit (expense)	(0.2)	1.1	(0.8)
Net profit	1.5	9.5	5.2
Net loss attributable to non-controlling interest	1.7	0.6	0.2
Net profit attributable to shareholders	3.2%	10.1%	5.4%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.   Revenues increased by $16.0 million, or 11.3%, to $157.8 million in 2010, compared to $141.8 million in 2009. This increase was primarily due to sales of Sierra products, which totaled $17.9 million since we acquired this company in April 2010. Bravo sales increased $3.6 million, or 24.8%, while sales of our PillCam SB capsule decreased 1.5%. The decrease in sales of Pillcam SB capsule was primarily due to a decline in sales to certain European distributors and a decline in the number of endoscopic procedures in the United States that are typically required prior to prescribing the capsule. Sales of workstation and data recorders decreased by $3.4 million, or 29.5%.  Out of the total increase in revenues, approximately $2.9 million was attributable to increase in sales price of our products, which was partially offset by $0.56 million of exchange rates effect.

Cost of Revenues and Gross Margins.   Cost of revenues was $37.6 million in 2010, compared to $33.1 million in 2009. The increase in cost of revenues resulted primarily from increased sales. Gross margins in 2010 were 76.2%, compared to 76.6% in 2009. The decrease in gross margins is attributable to charges from the acquisition of Sierra, offset by the continued impact of implementation of efficiency measures, an additional reduction in PillCam SB manufacturing costs, and the transfer of the manufacturing of Bravo products from the U.S. to Israel.

Research and Development.  Gross research and development expenses increased by $3.9 million to $21.7 million, compared to $17.8 million in 2009. The increase in research and development expenses in 2010 is primarily due to $2.7 million of research and development expenses of Sierra, $2.1 million increase in personnel costs mainly due to increase in headcount, $0.4 million increase in clinical trials expenses and $0.3 million increase in medical affairs expenses, offset by a decrease of $0.5 million resulting from expenses related to the acquisition of Bravo and a decrease of $0.7 million of R&D projects expenses.

Research and development expenses, net of government grants, totaled $20.2 million in 2010, compared to $16.7 million in 2009. Government grants received in 2010 were $1.5 million, compared to $1.1 million received in 2009. In both years, the grants were received for new products under development.

Sales and Marketing.   Sales and marketing expenses increased by $5.7 million, or 9.3%, to $67.1 million in 2010 from $61.4 million in 2009. The increase in sales and marketing expenses is primarily due to $4.2 million of Sierra sales and marketing expenses,  an increase of $1.3 million in employment-related expenses due to the increased number of sales and marketing employees and an increase in travel expenses of $0.3 million, offset by a decrease in commissions to our sales representatives of $0.4 million.

General and Administrative.   General and administrative expenses increased by $6.2 million, or 33%, to $25.1 million in 2010, compared to $18.9 million in 2009. This increase was primarily due to $3.9 million of additional general and administrative expenses resulting from the acquisition of Sierra, including acquisition expenses, $1.1 million of equity-based compensation expenses resulting from extending the term for exercising stock options, $0.6 million increase in personnel costs mainly due to increase of salaries and impact of exchange rate and an increase of $0.3 million in IP Litigation expenses.

Financial Income, Net.   Financial income, net, increased by $1.0 million to $2.6 million in 2010, compared to $1.6 million in 2009. The increase was due mainly to an increase of $1.6 million in currency gains, net, and an increase of $0.2 million in interest income, offset by a decline of $0.7 million in income from marketable securities. The decline in marketable securities is attributable to our decision to reduce the total amount invested in such securities.

Taxes on Income.   We had a tax expense of $1.4 million in 2010, compared a tax credit of $1.5 million in 2009. The current 2010 tax expense is partially offset by a tax benefit of $0.9 million resulting from the amortization of the deferred tax liability that was recognized against the intangible assets acquired in the Sierra acquisition. Tax benefit in 2009 is comprised of $1.4 million tax credit resulting from the reversal of a tax provision due to a final tax assessment agreement related to the termination of our past agreement with Ethicon Endo Surgery, and an increase in tax assets, offset by current tax expenses.

Net Loss Attributable to Non-Controlling Interest.   Net loss attributable to non-controlling interest in our subsidiary, Given Imaging K.K., was $0.3 million in 2010, compared to $0.9 million in 2009. The decrease is attributable primarily to a decrease in the non-controlling interest.

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

Cost of Revenues and Gross Margins.   Cost of revenues was $33.1 million in 2009, similar to 2008. Cost of revenues did not change despite revenue growth due to implementation of efficiency measures and a reduction in PillCam SB manufacturing costs. Gross margins were 76.6% in 2009, compared to 73.6% in 2008.

Research and Development.   Gross research and development expenses increased by $2.7 million to $17.8 million, compared to $15.1 million in 2008, excluding a charge in 2008 of $4.7 million for in-process research and development (IPRD) related to the Bravo acquisition. The increase in research and development expenses in 2009 is due to $0.9 million of expenses resulting from the acquisition of Bravo, $0.6 million Bravo R&D expenses, an increase of $0.7 million in clinical trials expenses and an increase of $0.1 million in quality assurance expenses.

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

Impact of Currency Fluctuations

In 2010, we derived 65% of our revenues in U.S. dollars, 22% in Euro, 5% in Japanese Yen and 4% in Australian dollars, with the remainder denominated in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. In 2010, 25% of our expenses, principally salaries and related personnel expenses, were denominated in Shekels, and we expect this level of Shekel expenses to continue for the foreseeable future. During 2010, the U.S. dollar weakened against the Shekel by 6%. In addition, 56% of our expenses were denominated in U.S. dollars, 12% were denominated in Euros, 4% were denominated in Japanese yen, 2% were denominated in Australian dollars and 1% was denominated in other currencies. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In addition, as of December 31, 2010, 26% of our cash and cash equivalents were denominated in currencies other than U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among U.S. dollar, Yen, Shekel, Australian dollar and Euro. In 2010, we have used different hedging tools in order to minimize the effect of currency fluctuations on our income and were generally able to neutralize the impact of exchange rate fluctuations on our financial results. If we wish to maintain the dollar-denominated price of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

B. Liquidity and Capital Resources

From our inception through December 31, 2010, we raised a total of $153 million through public and private sales of our equity securities. As of December 31, 2010, we had a cash balance of approximately $90.5 million, consisting of $34.6 million in cash and cash equivalents, $3.9 million invested in marketable securities and $52.0 million in short term investments, primarily time deposits. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $105.3 million.

In June 2009, we purchased half of the shares of Marubeni, a non-controlling shareholder in our Japanese subsidiary, Given Imaging K.K., for $0.4 million in cash. In October 2009, we invested $4.4 million in this subsidiary to finance its operations. In July 2010, we purchased the remaining shares of Marubeni in our Japanese subsidiary for $0.4 million in cash.  As a result of these transactions, we have increased our ownership of this subsidiary from 56% to approximately 93%. We funded these transactions out of our cash resources.

We have no borrowings or loans. We believe that our cash reserves and expected cash from operations will be sufficient to meet our present working capital requirements. We do not rely on cash transfers from our subsidiaries to fund our operations. Distributions, loans and advances from our subsidiaries may be prohibited or restricted by tax regimes and statutory or contractual restrictions.

The following table sets forth the components of our cash flows for the periods indicated:

	2008	2009	2010
	(In Thousands)
Net cash provided by operating activities	$9,478	$24,179	$31,684
Net cash provided by (used in) investing activities	(17,334)	5,915	(47,387)
Net cash provided by (used in) financing activities	2,420	(15,358)	3,673
Effect of exchange rate changes on cash	30	25	191
Increase (decrease) in cash and cash equivalents	$(5,406)	$14,761	$(11,839)

Net cash provided by operating activities was $31.7 million in 2010, compared to $24.2 million in 2009 and $9.5 million in 2008. The increase in net cash from operating activities in 2010 compared to 2009 resulted primarily from a decrease in accounts receivable of $3.6 million, a decrease in inventory of $6.7 million and an increase in accounts payable of $1.6 million, offset by a decrease of $5.3 million in net income.. The increase in net cash from operating activities in 2009 compared to 2008 resulted primarily from an increase in net income of $11.5 million.

Net cash used in investing activities was $47.4 million in 2010, compared to net cash provided by investment activities of $5.9 million in 2009 and net cash used in investing activities of $17.3 million in 2008. Investment activities in 2010 consisted primarily of an investment of $35 million in the acquisition of Sierra, an investment of $7.6 million in marketable securities and short term deposits, and $5.0 million in fixed and intangible assets.  Our investments in fixed and intangible assets in 2010 consisted primarily of investments of $1.6 million in manufacturing machinery and equipment, $2.0 million in computer hardware and software, $0.9 million in furniture, fixtures and leasehold improvements and $1.0 million in patents.  Investment activities in 2009 consisted of investment of $4.8 million in fixed assets, offset by net proceeds of $10.7 million from sales of marketable securities and short term deposits. Our investment in fixed and intangible assets in 2009 included $1.8 million in manufacturing machinery and equipment, $1.4 million in computer hardware and software, and $1.0 million in patents. Investing activities in 2008 consisted primarily of investment of $6.3 million in fixed assets and an investment of $16.7 million in a business combination, namely the Bravo acquisition, offset by net proceeds from sales of marketable securities of $5.7 million. Our investments in fixed assets in 2008 consisted primarily of investments of $2.0 million in manufacturing machinery and equipment, $2.4 million in computer hardware and software, and $1.1 million in patents. We expect to continue investing significant amounts in 2011 in order to support our growth plans.

Net cash provided in financing activities was $3.7 million in 2010, compared to net cash used in financing activities of $15.4 million in 2009 and net cash provided by financing activities of $2.4 million in 2008. In 2010, net cash provided in financing activities consisted primarily of $4.2 million of proceeds from exercise of stock options, offset by $0.4 million used to purchase the entire holding of a third party in our Japanese subsidiary.  In 2009, net cash used in financing activities consisted primarily from the $15.8 million dividend distributed during the year, partially offset by proceeds of $1.0 million from the exercise of stock options. In 2008, net cash provided by financing activities consisted primarily of $2.3 million, representing a minority investment in our Japanese subsidiary, Given Imaging K.K.

Market Risk

As of December 31, 2010, we had $34.6 million in cash and cash equivalents, which were invested in bank accounts and deposits with maturities of six months or less deposited with a number of highly-rated banks inside and outside of Israel. In addition, as of December 31, 2010, we had $3.9 million invested in marketable securities and $52 million in short term investments, primarily time deposits. We invest these additional amounts in longer-term financial instruments in order to seek to achieve a higher yield. More than 90% of the marketable securities are held in corporate bonds and commercial paper that were highly-rated by rating agencies at the time of investment. All investments are made in compliance with investment policies and authorization rights approved by the audit committee of our board of directors, are focused on the preservation of capital and are monitored periodically by our audit committee.

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

Corporate Tax

Israeli companies were generally subject to income tax at the corporate rate of 25% in 2010. This tax rate was reduced to 24% in 2011, and will be further gradually reduced to 18% by 2016. As of December 31, 2010, we had no tax loss carry-forwards in Israel except for capital losses amounting to $11.8 million. Under Israeli tax law, capital losses can be carried forward indefinitely and offset against future taxable capital gains.

In addition, our investments in equipment and leasehold improvements at our manufacturing facility in Yoqneam, Israel are eligible for tax benefits as an “approved enterprise” or “beneficiary enterprise” under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise programs will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received approved enterprise status for investments beginning in 1999. The first year in which we generated taxable income was 2005.  Accordingly, the ten-year period applicable to our initial approved enterprise program will end in 2014 and our income will be subject to corporate tax after such date; however, we have additional investments that we believe qualify for approved or beneficiary enterprise status that are expected to result in tax benefits on a portion of our income generated under these additional investments until approximately 2021.  We are permitted to claim tax benefits in respect of future investments retroactively on our corporate tax returns instead of filing an application for tax benefits in advance with the Investment Center, the administrator of the Investment Law, and without prior approval and without submitting any reports to the Investment Center. Audits of any claim for tax benefits will take place by the Israeli income tax authority as part of the general tax assessments it may perform from time to time. There can be no assurance that we will receive approvals in the future for approved enterprise status or that tax benefits for approved investments will continue at current levels or at all.

We expect that a substantial portion of the income we derive in the future will be from our approved enterprise programs. These benefits should result in income recognized by us being tax exempt for a specified period as described in the preceding paragraph.   These benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our products manufactured at our facility in Yoqneam, Israel.

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

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011.  Due to our election, this amendment is currently not applicable to us.  For more information, see Item 10 – “Taxation – Taxation of Companies in Israel - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

As of December 31, 2010, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $43.6 million. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

Until the end of 2007, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry, Trade and Labor. Over the years, we have received grants totaling $7.5 million from the Office of the Chief Scientist.

Under the Law for the Encouragement of Industrial Research and Development of 1984, or the R&D Law, royalties on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable to the Israeli government, generally at the rate of between 3.0% and 5.0%. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month London Interbank Offered Rate, or LIBOR, applicable to dollar deposits, which is published on the first business day of each calendar year.

In light of our available cash position, in December 2007, we paid our entire outstanding royalty obligation and accrued interest of approximately $4.8 million to the Office of the Chief Scientist. This payment resulted in a one-time charge of approximately $4.8 million to our statement of operations in the fourth quarter of 2007. As a result of this payment, we have no further outstanding royalty obligations to the Office of the Chief Scientist in Israel.

While to date we have paid all of our royalty obligations resulting from these grants, the restrictions associated with receiving such grants under the R&D Law continue to apply. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the OCS for certain actions and transactions and pay additional royalties to the OCS.  In particular, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the OCS in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the R&D Law, we may be subject to criminal charges. For more information on the R&D Law, see Item 10 – “Taxation – Taxation of Companies in Israel - Grants Under the Law for the Encouragement of Industrial Research and Development, 1984.”

We continue to be involved in non-royalty bearing government-funded research programs inside and outside of Israel. One example is our leadership of a consortium of Israeli companies, academic and healthcare institutions that is partially funded by the OCS. The goal of this Israeli consortium is to develop new technologies based on light that could be used for medical and biological applications particularly relevant to diagnosis and therapy of diseases of the gastrointestinal tract. This consortium began its work in late 2007 and is expected to last until 2012.

C. Research and Development

Our gross research and development expenditures were $21.7 million for the year ended December 31, 2010, $17.8 million for the year ended December 31, 2009 and $15.1 million for the year ended December 31, 2008. Our research and development activities are conducted by our research and development staff primarily at our headquarters in Israel and to a lesser extent in the facility of Sierra in Los Angeles. Our research and development efforts are focused primarily on developing new capsules to be used in the visualization of the colon, improvements to our existing products and new technologies for future expansion of our product offering. In particular, during 2010, we completed the development and launched improved version of our RAPID software, new software for our Bravo pH monitoring system known as RAPID pH, and PillCam Express, a device to deliver our PillCam SB capsule into the body of patients having difficulty swallowing the capsule.  We view our innovation as an important competitive advantage and intend to continue our focus on research and development activities.

D. Trend Information

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E. Off-Balance Sheet Arrangements

None.

F. Contractual Obligations

The following table of our material contractual obligations as of December 31, 2010, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	2011	2012	2013	2014		2015		Later Years
	(In Thousands)
Capital Leases (1)	$493	$172	$172	$149	$	---	$	---	$	---
Operating Leases (2)	17,741	4,977	4,420	3,456		2,667		2,113		108
Purchasing Obligations (3)	16,944	5,694	260	817		1,251		1,893		7,029
Total	$35,178	$10,843	$4,852	$4,422		$3,918		$4,006		$7,137

(1)	Consists of capital leases for motor vehicles.

(2)	Consists of operating leases for office and manufacturing space and motor vehicles.

(3)	Consists of contractual obligations to third-party vendors and suppliers.

(4)
The Company adopted the applicable accounting guidance governing uncertain tax positions as of January 1, 2007. The total amount of gross unrecognized tax benefits for uncertain tax positions was $4.0 million at December 31, 2010. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position
Executive Officers:
Nachum (Homi) Shamir	57	President, Chief Executive Officer and Director
Kevin Rubey	53	Chief Operations Officer
Yuval Yanai	58	Chief Financial Officer
Skip Baldino	50	President, Americas
Kazem Samandari	60	President, Asia-Pacific/Japan
Manfred Gehrtz	60	President, EMEA
Tom Parks	54	President, Sierra Scientific Instruments
Ori Braun	54	Senior Vice President, Business Development
Keith Chrzanowski	50	Senior Vice President, Global Human Resources
Thomas Looby	39	Senior Vice President, Chief Marketing Officer
David Mason	64	Senior Vice President, Chief Medical Officer
Directors:
Nachum (Homi) Shamir (4)	57	President, Chief Executive Officer and Director
Israel Makov (1)(4)	71	Chairman of the Board of Directors
Doron Birger (2)	59	Director
James M. Cornelius (1) (2) (3) (5)	67	Director
Michael Grobstein (1) (2) (3) (5)	68	Director
Dennert O. Ware (3)	69	Director
Arie Mientkavich	68	Director
Prof. Anat Loewenstein(4)	51	Director
Ari Bronshtein	41	Director

(1)	Member of our executive committee.

(2)	Member of our compensation and nominating committee.

(3)	Member of our audit committee.

(4)	Member of our science and technology committee

(5)	Outside director under the Israeli Companies Law.

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

Skip Baldino has served as President, Americas since June 2010. Prior to joining us, Mr. Baldino spent 26 years at Abbott Laboratories, a worldwide diversified health care company. During his Abbott career, Mr. Baldino held various sales, marketing and operational positions with increased responsibility and seniority in several Abbott divisions, including diabetes care, diagnostics, medical products, hospital products, health systems and specialty products.  His most recent role at Abbott was Vice President in the diabetes division from June 2007 until May 2010.  Mr. Baldino graduated with a bachelor's degree in Marketing from Philadelphia College of Textiles and Sciences.

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

Tom Parks has served as President, Sierra Business Unit since we acquired Sierra in April 2010. Prior to joining Given Imaging, from 2003 through April 2010, Dr. Parks served as President and CEO of Sierra, a developer and manufacturer of novel physiological pressure imaging and reflux monitoring systems that serve the gastroenterology diagnostics market. Prior to that, from 1990 until 2003 Dr. Parks co-founded and served as Co-President of ECP Systems, a developer of electromechanical apparatuses and real-time control systems used in the engineering laboratories of hundreds of colleges and universities worldwide.  Prior to and concurrent with that, Dr. Parks served for 18 years in the aerospace industry during which he filled senior management and technologist roles for Hughes Space and Communications Group and Boeing Satellite Systems. Dr. Parks holds a BSME from CSU-Fresno and an MSME and a Ph.D. from the University of Southern California.

Ori Braun has served as Senior Vice President — Business Development since October 2006. Prior to joining us, Mr. Braun served as President of Valor Computerized Systems Inc., a leader in productivity increasing engineering software solutions to the PCB design, fabrication and assembly industry. From 2004 to 2005, he served as President of LifeWatch Inc., a leading cardiac monitoring services company. From 1985 to 2004, he founded and held various executive positions, including as chief executive officer, at 3DV Systems Inc., a company developing and selling 3D camera technology, at Helios Software Engineering Ltd., a company in the business of simulation technology that was acquired by Cadence Design Systems Inc., and at Lansoft Computing Ltd. Between 1994 and 1996, Mr. Braun held the position of Vice President Business Development at RDC Rafael Development Corporation Ltd., or RDC, a large shareholder of Given Imaging, which is a holding company controlled by Discount Investment Corporation Ltd., or DIC, another significant shareholder of Given Imaging. Mr. Braun holds a B.Sc. in Mechanical Engineering from the Ben Gurion University in Beer Sheva, Israel.

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

Thomas Looby has served as Senior Vice President and Chief Marketing Officer since July 2010. Prior to that, from September 2006 until July 2010, he has served us in various roles including the Vice President of Corporate Strategy and Planning and Director of Upper GI Products. Before joining us, from January 2001 until September 2006, Mr. Looby worked for Eastman Kodak and Scitex Digital Printing as Director of Global Product Marketing and Business Strategy.  Additionally, Mr. Looby has worked for Bayer, Chemineer and Giddings & Lewis in a variety of marketing and business management roles.  Mr. Looby graduated with a B.S. in Chemical Engineering from the University of Notre Dame and holds an MBA from the University of Dayton.

David Mason has served as our Senior Vice President and Chief Medical Officer since November 2008. Prior to joining Given Imaging, Dr. Mason was the founding partner and Chief Medical Officer at Percept BioSciences. Prior to that, from 2003 until 2007, he was Vice President and Global Head of Inflammation at UCB Pharma. From 2000 until the end of 2003, he was Senior Vice President of Clinical Research and Regulatory Affairs at AVI BioPharma and from 1994 until 2000, he was Vice President and Head of Medical Affairs at Elan Pharmaceuticals. From 1985 until 1993, he held several senior roles at Somatogen, Lederle Laboratories and Ciba-Geigy. Prior to becoming a business executive, Dr. Mason was in private practice of Internal Medicine in North Carolina and also was an Assistant Professor of Internal Medicine and Infectious Diseases at the University of Michigan Medical Center, where he completed his postgraduate training. Dr. Mason’s postgraduate training also included internship and fellowship at Duke University School of Medicine and fellowship at the US National Institutes of Health, NIAID, Laboratory of Viral Diseases. Dr. Mason holds a BA in Chemistry from Willams College and an MD from Duke University School of Medicine. Dr. Mason is Board Certified in Internal Medicine.

Israel Makov has served as the Chairman of our board of directors since July 2007. Mr. Makov also serves as the Chairman of Netafim Ltd., a leader in the irrigation field. Prior to joining us, he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007. Previously, he served as Teva’s Chief Operating Officer from January 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 until 1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993 until 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 until 1993 and Chairman of Axiom Ltd. from 1987 until 1991. Mr. Makov was also a director of Bank Hapoalim Ltd. from October 2002 until February 2006, a director of Ramot at Tel-Aviv University from 2001 until January 2006, and one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003. Mr. Makov has also served on the Board of Governors of the Technion — Israel Institute of Technology since 2006 and on the Board of Governors of the Weizmann Institute of Science since 2007. He has also serves as the President of the Friends of Schneider Children’s Medical Center of Israel and as the Chairman of the Board of the Institute for Policy and Strategy at the Interdisciplinary Center, or IDC, in Herzliya since 2008. Mr. Makov holds a B.Sc. in Agriculture and M.Sc. in Economics from the Hebrew University of Jerusalem.

Doron Birger has served as a director since June 2000. From August 2002 until July 2007, Mr. Birger was the Chairman of our board of directors. He currently serves as the Managing Director of Landmark Ventures Israel and as a director and chairman of several private companies in Israel in the high-technology sector. Mr. Birger served as Chief Executive Officer of Elron Electronic Industries, Ltd., or Elron, from August 2002 until April 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Until April 2009, Mr. Birger was a director of RDC and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors and communication. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

James M. Cornelius has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Cornelius was elected Chief Executive Officer of Bristol-Myers Squibb Company, or BMS on April 30, 2007 and also became Chairman of BMS in February 2008. He retired as Chief Executive Officer of BMS effective May 5, 2010. In addition, he serves as non-executive Chairman of the Board of Mead Johnson Nutrition, or MJN, since its split off from BMS on December 18, 2009. MJN is also listed on the New York Stock Exchange. Prior to that, he served as interim Chief Executive Officer of BMS from September 12, 2006. He has been a member of the BMS Board since January 2005. From November 15, 2005 to April 21, 2006, Mr. Cornelius was Chairman of the Board and Chief Executive Officer of Guidant Corporation (a leading cardiac and vascular medical device company listed on the New York Stock Exchange), until the sale of Guidant to Boston Scientific Corporation. From 2000 until 2006, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, member of the Executive Committee, and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius holds a B.A. in accounting and an M.B.A. from Michigan State University.

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

Arie Mientkavich has served as a director since July 2007. In addition, he has served as Chairman of the Board of Directors of Elron and RDC since January 2007 and as Deputy Chairman of IDB Holding Corporation Ltd. since May 2006. Mr. Mientkavich has also served as a director of NuLens Ltd. since January 2010, as a director of Medingo Ltd. since November 2007, Chairman of the Board of Directors of Gazit Globe (Development) Ltd. since July 2006, and Deputy Chairman of Gazit Globe Ltd. since May 2005. Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987 and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority, the Israeli equivalent of the United States Securities and Exchange Commission. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance. Mr. Mientkavich holds degrees in Political Science and Law from the Hebrew University, Jerusalem and is a member of the Israeli Bar Association.

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

Prof. Anat Loewenstein has served as a director since August 2005. Prof. Loewenstein completed her training in Johns Hopkins University Hospital in Baltimore in 1996. She has been the Director of the Department of Ophthalmology, Tel-Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel-Aviv University since September 2006, and a Professor at the Sackler School of Medicine since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss and serves as a consultant to several companies in the healthcare industry, including Novartis, Allergan Orabio, Lumenis and ForSight Labs. She is a member of the Institutional Review Board committee of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel-Aviv University.

Mr. Ari Bronshtein has served as our director since December 2010.  Mr. Bronstein has served as Chief Executive Officer of Elron, since May 2009.  From January 2006, Mr. Bronshtein has also served as vice president at Discount Investment Corporation, or DIC, a holding company in Israel.  From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq, a leading Israeli telecommunication company. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. From 1999 to 2000, Mr. Bronshtein served as Manager of Business Analysis at Comverse Technologies, a telecommunication company. From 1996 to 1999, Mr. Bronshtein held various positions at Tadiran, his last position being Director of the Finance and Investments division. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd., a publicly traded cellular telephone company, and other companies within the DIC group. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel-Aviv University.

B. Compensation

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers for the year ended December 31, 2010 was $15 million. This amount includes the fees we paid our directors and $6.5 million of stock based-compensation and also includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in the jurisdictions in which we operate.

The regular fees for each non-employee director include a quarterly fee of $6,250 for their service on our board of directors, and a $1,500 fee for attending and participating in each meeting of the board of directors or any committee of the board of directors. The total amount of these payments in 2010 was $0.3 million. In addition, all of our directors were reimbursed for their expenses for each board of directors and committee meeting attended. The directors’ fees for service by our directors Arie Mientkavich and Ari Bronshtein are paid to Elron, where they serve as Chairman of the board of directors and as the Chief Executive Officer, respectively.

In 2010, we granted our directors and executive officers a total of 291,520 restricted share units, or RSUs. The total number of RSUs granted includes a total of 70,200 RSUs granted to our non-employee directors as part of their directors’ fee. RSUs granted to executive officers typically vest ratably over a four-year period. RSUs granted to non-employee directors typically vest after one year of continued service on the board of directors or a committee thereof. Fiscal 2010 was the first year in which we granted RSUs.  Prior to 2010 we granted our directors and executive officers options to purchase our ordinary shares with an exercise price equal to the fair market value of our ordinary shares on the date of grant.  We decided to transition from stock options to RSUs to reduce the potential dilutive effect on shareholders as the total number of RSUs we grant is significantly lower than the number of stock options.

As part of their board service fee, our non-employee directors receive recurring annual grants of equity units relating to our ordinary shares. Any non-employee chairperson of our board of directors and any committee thereof receives an annual grant of 5,000 RSUs, any non-employee director receives an annual grant of 4,545 RSUs for board service and any non-employee director serving on a committee of the board of directors receives an annual grant of 2,275 RSUs for each committee on which such director is serving. These grants are cumulative.

Please see Item 7 — “Major Shareholders and Related Party Transactions — Agreements with Directors and Officers — Employment Agreements” for information regarding the employment agreements and compensation of Nachum Shamir, our President and Chief Executive Officer and Mr. Israel Makov, the Chairman of our board of directors.

C. Board Practice

Board of Directors and Officers

Our articles of association provide that we may have up to 12 directors. Except for “outside directors” whose election is governed by the Israeli Companies Law as further described below, each of our directors is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of nine directors. Each director listed above will hold office until the next annual general meeting of our shareholders, except for our outside directors who were initially elected in December 2001 for a three-year term and are now serving their fourth three-year term, which will expire December 31, 2013. Other than Nachum Shamir, our President and Chief Executive Officer, and Mr. Israel Makov, our Chairman, none of our directors are our employees or are party to a service contract with us. Mr. Arie Mientkavich, our director, is the Chairman of the Board of Elron and Mr. Ari Bronshtein is the Chief Executive Officer of Elron.   See, Item 7 – “Major Shareholders and Related Party Transactions – Major Shareholders,” for information regarding ownership of our ordinary shares by Elron.

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

Outside and Independent Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange, including the Nasdaq Global Select Market, are required to appoint at least two outside directors. Outside directors are required to meet standards of independence set forth in the Israeli Companies Law. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting and excluding abstaining votes, vote in favor of the election of the outside director, or (2) the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company. The initial term of an outside director is three years. An outside director of a company whose shares are dually listed on an Israeli exchange and on a foreign exchange, including the Nasdaq Global Select Market, may be re-elected to one or more additional three-year terms, subject to the conditions described above for election of outside directors, if the audit committee and the board of directors have determined that these additional terms benefit the company in light of the outside director’s expertise and contribution to the company and the reasons for this determination have been presented to the shareholders prior to their approval of the re-election. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant and there are no other two serving outside directors, a company’s board of directors is required under the Israeli Companies Law to immediately call a shareholders’ meeting to appoint a new outside director. Our two outside directors are James Cornelius and Michael Grobstein. At our annual shareholders meeting in June 2010 after our audit committee and board of directors determined that re-election will benefit the company in light of their expertise and contribution to the company and the reasons for such determination were presented to the shareholders at the meeting, they were elected to a fourth term as outside directors, which will expire in December 2013.

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

In addition to the requirements of the Israeli Companies Law, we comply with the Nasdaq Global Select Market listing requirements, under which a majority of the members of our board of directors (including all members of our audit committee) are required to be independent, as that term is defined in the rules of the Nasdaq Global Select Market. Our board of directors has determined that all of our directors, except Messrs. Makov and Shamir, qualify as independent directors in accordance with the applicable rules.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors. The audit committee may not include the chairman of the board of directors, a director employed by the company or who provides services to the company on a regular basis, or a controlling shareholder or a relative of a controlling shareholder. Under the Nasdaq Global Select Market listing requirements, we are required to have an audit committee consisting of at least three members, each of whom must be “independent,” as defined under the rules of the Nasdaq Global Select Market and the Securities Exchange Act of 1934 (the “Exchange Act”), and each must be able to read and understand fundamental financial statements. In addition, one member of the audit committee must have past employment experience in finance or accounting or other comparable experience which results in the individual’s financial sophistication. We believe that each of the current members of our audit committee, Michael Grobstein, James Cornelius and Dennert Ware, meets these independence and financial literacy requirements. In addition, the board of directors has determined that Mr. Grobstein has the requisite experience and is the financial expert serving on our audit committee.

Under the Israeli Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, including in consultation with the internal auditor or the company’s independent public accountants, and, if irregularities are found, suggest an appropriate course of action to the board of directors. In addition, it is the role of the audit committee to approve transactions with related parties and other corporate actions specified in the Israeli Companies Law. Under the Nasdaq Global Select Market listing requirements, our audit committee has adopted a charter setting forth its responsibilities. The audit committee’s charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountants, and is not obligated to conduct any independent investigation or verification. The charter also states that the audit committee is required to nominate the company’s independent public accountants, which the shareholders subsequently are required to approve.

Compensation and Nominating Committee

Our compensation and nominating committee consists of our directors James Cornelius, Doron Birger and Michael Grobstein. In accordance with the rules of the Nasdaq Global Select Market, our compensation and nominating committee adopted a charter, which sets forth its responsibilities. Pursuant to the charter, the compensation and nominating committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, as well as to recommend that the board of directors issue equity under our equity plans. The compensation and nominating committee is also responsible for recommending to the board of directors nominees for board membership. The composition of the committee satisfies the Nasdaq Global Select Market’s independent director requirements.

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

Science and Technology Committee

Our science and technology committee consists of our directors Prof. Anal Loewenstein, Israel Makov and Nachum Shamir.   According to the committee’s charter, this committee is responsible for periodically reviewing and advising the Board on the Company’s strategic direction, investments and activities in research and development and identifying and discussing significant emerging trends, issues, science and technologies and their potential impact on our business. According to the charter of this committee, at least one member of the committee must meet the independence requirements of the Nasdaq Global Select Market and at least one member must have medical or scientific research expertise.

D. Employees

The table below shows the number of employees in our primary markets as of December 31 of each of the years indicated:

	2008	2009	2010
Israel	247	267	293
Americas	153	161	255
EMEA	53	56	65
AP/J	32	34	129
	485	518	742

Headcount grew by approximately 43% in 2010 compared to 2009 and 7.0% in 2009 compared to 2008. The growth in 2010 is primarily a result of the Sierra acquisition, which included employees in the United States and Vietnam.  The growth in 2009 occurred predominantly in Israel to support manufacturing operations following our acquisition of the Bravo pH monitoring business and research and development activities.

We employ most of our employees under individual terms and conditions.  Except in Vietnam, our employees are not represented by a labor union.  We have written employment agreements with most of our Israeli employees, with all of our senior non-Israeli employees and with many employees outside Israel. In our manufacturing facility in Vietnam all of our employees are represented by a labor union with which we have a collective labor agreement in effect until March, 2013.  We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in the jurisdictions we operate.  Competition for qualified personnel in our industry is intense and we dedicate significant resources to employee retention.

In each jurisdiction we operate, the employment relationship is subject to laws and regulations that may impact the contractual employment relationship.  For example, such laws may include protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, minimum termination notice, sick pay, severance pay and social security as well as equal opportunity and anti-discrimination laws. In Israel, orders issued by the Israeli Ministry of Labor and Welfare make certain industry-wide collective bargaining agreements and collective bargaining agreements in the electricity, steel and electronics industries applicable to us. These agreements affect matters such as cost of living adjustments to salaries, number of daily and weekly working hours, recuperation, travel expenses, and pension rights. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E. Share Ownership

Share Ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, and regarding equity awards granted to Nachum Shamir, our President and Chief Executive Officer and to Israel Makov, the Chairman of our board of directors, see Item 7 — “Major Shareholders and Related Party Transactions.”

Stock Option Plans

2009 Equity Incentive Plan

Our 2009 Equity Incentive Plan provides for the grant of equity awards, such as options to purchase our ordinary shares or awards of restricted stock or restricted stock units to our (and our subsidiaries’) eligible employees, directors and consultants. The 2009 equity plan is administered by our board of directors and compensation and nominating committee. The 2009 equity plan contains provisions relating to the vesting, price, exercise and other terms of awards; however, our compensation and nominating committee has authority to grant awards under different terms at its discretion. A total of 1,000,000 authorized but unissued ordinary shares are reserved for issuance under the 2009 equity plan. As of December 31, 2010, we had outstanding under this plan 533,966 restricted share units, or RSUs.

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

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan provides for the grant of options to purchase our ordinary shares or the grant of restricted stock or restricted stock units to our (and our subsidiaries’) eligible employees, directors and consultants. The 2006 equity plan is administered by our board of directors and compensation and nominating committee. The plan contains provisions relating to the vesting, price, exercise and other terms of awards; however, in many cases our Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. We have reserved for issuance a total of 4,000,000 authorized but unissued ordinary shares under the 2006 equity plan. As of December 31, 2010, we had outstanding under this plan options to purchase 3,598,445 ordinary shares and 68,500 shares of restricted stock.

The 2006 equity plan permits us to grant a number of equity instruments, such as options, restricted stock, restricted stock units and stock appreciation rights. Our previous plans only permitted the grant of options. Option awards under this plan must be granted at no less than the fair market value of our ordinary shares on the date of the grant and the term of the awards may not exceed ten years. Generally, stock options granted under the 2006 equity plan expire five years following the date of the grant.

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

2003 Stock Option Plan

Our 2003 stock option plan provides for a grant of options to our directors, employees and consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We have reserved a total of 2,500,000 ordinary shares for issuance under the plan. In addition, we have reserved for issuance under the plan any ordinary shares underlying unvested options granted under our 1998 and 2000 stock option plans that expired without exercise. As of December 31, 2010, we had outstanding options to purchase 1,948,760 ordinary shares under the 2003 stock option plan.

The plan is substantially similar to our 2000 stock option plan. Generally, where a grant of options under the plan is our first grant of options to that person, the options are not exercisable before the second anniversary of the date of grant, at which time 50% of the options become exercisable with 25% becoming exercisable on each of the third and fourth anniversaries of the date of the grant. However, in cases of subsequent grants, options vest in four equal installments beginning with the first anniversary of the grant. Our Compensation and Nominating Committee has the authority to accelerate the time periods for the vesting of options. Unexercised options expire ten years after the date of grant. To the extent the options have been vested, they may be exercised in whole or in part from time to time until their expiration. Upon the termination of the employment of an employee other than for cause, the employee may exercise all vested options. Our Compensation and Nominating Committee determined that in respect of grants made beginning in 2006, plan participants will have 180 days to exercise vested options following termination. If the employment of an employee is terminated for cause, all of his or her vested and unvested options will be automatically forfeited and cancelled.

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

2000 Stock Option Plan

Our 2000 stock option plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. As of December 31, 2010, we had outstanding options to purchase 359,425 ordinary shares under the 2000 stock option plan. Ordinary shares underlying options which expire without exercise under the 2000 stock option plan become available for issuance under the 2003 stock option plan.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 15, 2011 for: (1) each person who we believe beneficially owns 5% or more of the outstanding ordinary shares, (2) each of our directors individually, (3) each of the listed executive officers individually, and (4) all of our directors and listed executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of February 15, 2011. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders. Unless otherwise noted below, each shareholder’s address is c/o Given Imaging Ltd., P.O. Box 258, Yoqneam 20692, Israel.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal Shareholders:
IDB Holding Corporation Ltd. (1)	14,184,348	47.6%
Leon Cooperman (2)	2,930,556	9.8
Sectoral Asset Management Inc. (3)	1,437,640	5.0
Directors and Listed Executive Officers:
Nachum Shamir (4)	523,750	1.7
Yuval Yanai (5)	253,750	*
Kevin Rubey (6)	403,750	1.3
Israel Makov (7)	445,556	1.5
Doron Birger (8)	86,878	*
James M. Cornelius (9)	362,038	1.2
Michael Grobstein (10)	362,000	1.2
Arie Mientkavich (11)	14,230,598	47.7
Dennert O. Ware (12)	61,250	*
Anat Loewenstein (13)	63,000	*
All directors and listed executive officers as a group (14)	16,430,932	55.0%

*	Less than 1%

(1)	Based on a Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally:

This number consists of 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC, 6,802,710 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, and 4,719,528 ordinary shares owned by Discount Investment Corporation Ltd., or DIC.

Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the 2,662,110 ordinary shares owned by RDC. In addition, Elron and DIC are parties to a voting agreement pursuant to which, among other things, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC and, therefore, may be deemed to be the beneficial owner of a total of 14,184,348, or approximately 47.6% of our ordinary shares. This voting agreement was entered into on September 29, 2003 with a term of one year and renews automatically annually thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

The 6,802,710 ordinary shares owned by Elron include 1,462,640 shares purchased by Elron in June 2008 at a price of $16.54 per share through a special tender offer conducted under the provisions of the Israeli Companies Law. As a result of this purchase, Elron and its affiliates increased their ownership of our ordinary shares from approximately 43.5% to approximately 48.5% as of June 20, 2008.

As of February 15, 2011, DIC owned approximately 50.5% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. As of such date, IDB Holding Corporation Ltd., or IDBH, owned all of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned approximately 73.5% of the outstanding shares of DIC. As a result, IDBD and IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of DIC, IDBD and IDBH is The Triangular Tower, 44 th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of each of Elron and RDC is The Triangular Tower, 42 nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. IDBH, DIC and Elron are public companies traded on the Tel-Aviv Stock Exchange. IDBD is subject to reporting requirements in Israel.

As of February 15, 2011, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 54.7% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.17% of the outstanding shares of IDBH; (iii) Yitzhak Dankner (the father of Shelly Bergman and Nochi Dankner) held approximately 3.28% of IDBH’s shares; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH; and (v) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor and Isaac Manor, held, directly and through a majority-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH. A portion of the foregoing shareholdings in IDBH have been pledged to financial institutions as collateral for loans taken to finance their purchase. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of, or sell such shareholdings.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders’ agreement with respect to their shares of IDBH constituting, respectively, approximately 31%, 10% and 10% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional shareholdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by these entities.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Rona Dankner, the daughter of Nochi Dankner, is a director of Elron. Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman and the wife of Yitzhak Dankner, is a director of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD and Elron. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44 th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 69697, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(2)
Based on a Schedule 13G/A filed on February 7, 2011, Mr. Cooperman is the managing member of Omega Associates, L.L.C., or Associates, a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., or Capital LP, Omega Capital Investors, L.P., or Investors LP, and Omega Equity Investors, L.P., or Equity LP. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. Mr. Cooperman is the President, CEO and majority stockholder of Omega Advisors, Inc., or Advisors, a Delaware corporation engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd., or Overseas, a Cayman Island exempted company. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments. Advisors serves as a discretionary investment advisor to a limited number of institutional clients referred to as the Managed Accounts.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors. Therefore, Mr. Cooperman may be deemed the beneficial owner of 2,930,556 of our ordinary shares, consisting of 728,677 ordinary shares owned by Capital LP, 252,986 ordinary shares owned by Equity LP, 166,346 ordinary shares owned by Investors LP, 604,949 ordinary shares owned by Overseas and 1,177,598 ordinary shares owned by the Managed Accounts.

(3)
Based on Schedule 13G, dated February 2, 2011, Sectoral Asset Management Inc., or Sectoral, is a Canadian company acting as an investment adviser for various persons.  The majority of the shares of Sectoral are held by Mr. Jérôme G. Pfund and Mr. Michael L. Sjöström.  Messrs. Pfund and Sjöström disclaim beneficial ownership of our ordinary shares held by Sectoral.

(4)	Consists of 5,000 ordinary shares, 62,500 shares of restricted stock and options to purchase 456,250 ordinary shares.

(5)	Consists of 5,000 ordinary shares and options to purchase 248,750 ordinary shares.

(6)	Consists of options to purchase 403,750 ordinary shares.

(7)	Consists of 10,000 ordinary shares and options to purchase 435,556 ordinary shares.

(8)	Consists of 2,878 ordinary shares and options to purchase 84,000 ordinary shares owned by Mr. Birger.

(9)	Consists of 121,038 ordinary shares and options to purchase 241,000 ordinary shares.

(10)	Consists of 30,000 ordinary shares and options to purchase 332,000 ordinary shares.

(12)	Consists of options to purchase 61,250 ordinary shares.

(13)	Consists of options to purchase 63,000 ordinary shares.

(14)
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

B. Related Party Transactions

Registration Rights Agreement

In July 2007, our shareholders approved a Registration Rights Agreement among us, Elron, DIC and RDC. Elron, DIC and RDC own an aggregate of 47.6% of our ordinary shares and are collectively referred to as the “affiliated shareholders.” This Registration Rights Agreement has replaced earlier registration rights granted by us to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement of our ordinary shares completed in September 2000, before our initial public offering. These earlier registration rights expired in October 2006.

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

Employment Agreement With the Chairman of the Board of Directors

In June 2007, we entered into an employment agreement with Mr. Israel Makov, who serves as the Chairman of our board of directors. This agreement was approved by our shareholders in the annual shareholders meeting held in July 2007. In consideration for his service as a director and Chairman of the Board of Directors, Mr. Makov receives NIS67,785 per month, or NIS 813,420 annually (approximately $19,100  per month, or $229,197  annually, as of the date of this annual report), subject to adjustment based on the Israeli Consumer Price Index, in lieu of any statutory or other typical adjustments. In addition, Mr. Makov is entitled to pension, disability, study fund, health insurance and other benefits in accordance with standard terms of employment in Israel, including a monthly deduction to severance fund in lieu of statutory severance. The total monthly contributions required to be made by us under all of these items is 23.3% of base salary and the total contribution by Mr. Makov is 7.5% of base salary. Mr. Makov is entitled to vacation and sick leave in accordance with standard practices in Israel. We reimburse Mr. Makov for all business-related expenses and provide him with directors’ and officers’ insurance coverage and indemnification, in accordance with the terms approved by our shareholders.

In addition, in 2007 we granted Mr. Makov options to purchase 580,742 of our ordinary shares. The exercise price of these options is $29.42, equal to the closing price of the ordinary shares on the Nasdaq Global Select Market on July 18, 2007, the date of the annual meeting of our shareholders approving this grant. These options vest in three installments: 50% on the second anniversary of the grant and 25% on each of the third and fourth anniversary of the grant. These options may be exercised by Mr. Makov at any time during a period beginning with the vesting date of each installment and ending four years thereafter. Any options not exercised within the exercise period will be forfeited and cancelled. In the event of a “change of control” of Given Imaging, Mr. Makov will be entitled to full acceleration of his options, which will then terminate if not exercised within 12 months. “Change of control” is defined as a change in share ownership of our company resulting in a person who is not holding, personally or on his own behalf, at least 5% of our ordinary shares on the effective date of the agreement owning a number of shares giving such person effective control over our business.

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

Following the approval of the annual shareholders meeting held in June 2010, Mr. Shamir’s annual salary increased 4% in July 2010 from $416,000 to $432,640.  In addition, in 2010 Mr. Shamir received (1) a cash bonus of $624,000 relating to our results in 2009, and (2) a grant of 57,000 RSUs under the Company’s 2009 Plan, vesting 50% at the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date.

In February 2011, our compensation committee, audit committee and board of directors approved for Mr. Shamir (1) a cash bonus of $535,392 relating to our results in 2010, (2) a grant of 42,750 RSUs under our 2009 Plan vesting 50% at the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date, and (3) a bonus plan for 2011 under which Mr. Shamir may be entitled to a bonus of up to 200% of his annual base salary, similar to percentage cap in prior years, subject to meeting certain personal and company performance targets determined by the board of directors. The payment of the amounts and the grant of RSUs approved by our board of directors in February 2011 as described above are subject to approval by our shareholders at our next annual shareholders’ meeting expected in June 2011.

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

Our articles of association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Israeli Companies Law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. To date, no claims for directors’ and officers’ liability insurance have been filed under this policy.

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

Item 8. Financial Information

A. Consolidated Financial Statements and Other Information

Financial Statements

See Item 17 — “Financial Statements” for audited consolidated financial statements.

Export Sales

Our manufacturing facilities are located in Israel and Vietnam. Substantially all of our products are exported out of Israel and Vietnam. For information regarding our revenues by geographic market, see Item 5 — “Operating and Financial Review and Prospects.”

Legal Proceedings

From time to time we may be involved in legal proceedings. We are not currently party to any legal proceedings whose outcome we expect will be material to our financial condition or results of operations.

Dividend Policy

On March 11, 2009, we paid a cash dividend of $0.54 per share, or a total of approximately $16 million. Following a request by our affiliated shareholders (48.3% ownership at the time of the dividend payment) to consider a potential cash dividend, our board of directors reviewed our current and projected liquidity, our anticipated operating performance, and our growth strategies, and concluded that a cash dividend in excess of our expected cash requirements was appropriate. This was a special dividend paid out of income not related to our “approved enterprise” status under Israeli law and we currently intend to retain future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, potential loss of tax benefits, legal restrictions, financial condition and future prospects and other factors the board of directors may deem relevant.

We have an approved enterprise status under Israel’s Investment Law and are therefore eligible for tax benefits that may we lost if we pay dividend out of income derived from the approved enterprise during the tax exemption period.  Substantially all of our income is derived from our approved enterprise.  If we pay dividends out of this income, we will be subject to corporation tax on the gross amount of dividends distributed and may lose our tax benefits for future periods. The rate of the tax will be the rate which would have been applicable had we not been tax exempt.  The tax rate for 2010 was 25% and for 2011 is 24%.  This potential loss of tax benefits would impact any future determination on the payment of dividends or any other payment to shareholders treated as dividend under Israeli law, such as stock repurchase.   An amendment to the Investment Law enacted in December 2010 provides an elective alternative tax benefit track in future years that may reduce the tax benefit associated with the approved enterprise status and at the same time reduce the potential adverse tax consequences of dividend distributions out of income derived from the approved enterprise.  For more details, see Item 10 – “Taxation - Taxation of Companies in Israel - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

Significant Changes

Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial position since December 31, 2010.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Global Select Market

The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Nasdaq Global Select Market:

Annual Highs and Lows	High	Low
2010	$23.61	$13.61
2009	18.00	7.06
2008	23.59	6.51
2007	31.49	19.25
2006	28.37	14.46

Quarterly Highs and Lows	High	Low
4th quarter 2010	$18.00	$14.56
3rd quarter 2010	18.45	13.61
2nd quarter 2010	23.11	15.62
1st quarter 2010	23.61	14.61
4th quarter 2009	18.00	14.05
3rd quarter 2009	15.15	8.87
2nd quarter 2009	10.29	7.23
1st quarter 2009	10.37	7.06

Most Recent Six Months	High	Low
February 2011	$20.02	$16.83
January 2011	18.03	14.52
December 2010	15.09	14.56
November 2010	17.70	14.90
October 2010	18.00	16.79
September 2010	18.45	14.57

On February 28, 2011, the closing price of our ordinary shares on the Nasdaq Global Select Market was $19.00 per share. We estimate that there are approximately 7,000 holders of record of our ordinary shares.

Tel-Aviv Stock Exchange

The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Tel-Aviv Stock Exchange:

Annual Highs and Lows	High	Low
2010	NIS 87.80	NIS 51.33
2009	68.23	29.50
2008	89.95	24.32
2007	135.90	81.47
2006	132.60	65.02

Quarterly Highs and Lows	High	Low
4th quarter 2010	NIS 65.00	NIS 52.16
3rd quarter 2010	68.48	51.33
2nd quarter 2010	87.80	60.05
1st quarter 2010	86.00	54.28
4th quarter 2009	68.23	52.48
3rd quarter 2009	56.73	35.13
2nd quarter 2009	39.91	29.80
1st quarter 2009	40.35	29.50

Most Recent Six Months	High	Low
February 2011	NIS 72.64	NIS 61.40
January 2011	65.68	52.00
December 2010	55.21	52.16
November 2010	64.31	53.80
October 2010	65.00	61.20
September 2010	68.48	55.12

On February 28, 2011, the closing price of our ordinary shares on the Tel-Aviv Stock Exchange was NIS 68.25 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have traded publicly on the Nasdaq Global Select Market under the symbol “GIVN” since October 2001 and on the Tel-Aviv Stock Exchange under the symbol “GIVN” since March 2004. Our ordinary shares trade publicly only on the Nasdaq Global Select Market and the Tel-Aviv Stock Exchange.

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

Share Capital

Our registered share capital is NIS 4,500,000, divided into 90,000,000 authorized shares, par value NIS0.05 per share. Changes in registered capital and the number of authorized shares must be approved by the shareholders.

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

Anti-Takeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. However, the Israeli Securities Law will prevent our ordinary shares from trading on the Tel-Aviv Stock Exchange if we create shares having different voting rights than those attached to our ordinary shares.  In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shareholders at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law described in “Voting.”

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

Taxation of Companies in Israel

General Corporate Tax Structure.   In 2010, Israeli companies were subject to corporate tax at the rate of 25% of taxable income. This tax rate has decreased to 24% in 2011 and will be further gradually reduced to 18% by 2016. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed further below, may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.   The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment by a company in eligible facilities maybe designated as an approved enterprise. Prior to March 2005, companies were required to submit an application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel to get an approval for each specific capital investment program in its facilities.

Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment  purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

In March 2005, the Investment Law was reformed and its provisions were significantly changed. Under this reform, the term “approved enterprise” was replaced by “beneficiary enterprise.” Beneficiary enterprise status is generally limited to companies that derive at least 25% of their income from export activities, such as our company. In addition, instead of filing an application in advance for approval of tax benefits with the Investment Center, companies are now allowed to claim the tax benefits on their corporate tax returns subject to fulfilling certain conditions, without prior approval and without submitting any reports to the Investment Center. Audit of any claim for tax benefits will take place by the Israeli income tax authority as part of general tax assessments it may perform from time to time. If a company does not meet the conditions specified by the Investment Law for an approved or beneficiary enterprise, it would be required to refund the amount of tax benefits, with the addition of a consumer price index linkage adjustment and interest.

Generally, taxable income of a company derived from an approved or beneficiary enterprise is subject to company tax at a reduced tax rate, rather than the regular corporate tax rate, for a period of seven years, or ten years if the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, the ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. A company’s undistributed income derived from an approved enterprise in top priority locations (commonly known as “Zone A”) will be exempt from corporate tax for a period of ten years.

A company that has an approved or beneficiary enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company where more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program, if undistributed, may be exempt from tax for a period of between two to 10 years, and will be subject to a reduced tax rate for the remainder of the benefit period. The tax rate for the remainder of the benefit period will be (i) 25% for levels of foreign investment that do not exceed 49%, (ii) 20% for levels of foreign investment of 49% or more and less than 74%, (iii) 15% for levels of foreign investment of 74% or more and less than 90%, and (iv) 10% for levels of foreign investment of 90% or more.

The Investment Law also provides that an approved or beneficiary enterprise is entitled to accelerated depreciation for property and equipment that is included in an approved investment program. Generally, such accelerated depreciation ranges from 200% of ordinary depreciation rates for equipment to 400% for buildings, and is applied during the first five tax years of the operation of these assets, with a ceiling of 20% per year for depreciation on buildings.

A company having an approved or beneficiary enterprise status may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

A company that has an approved or beneficiary enterprise in Zone A or that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period is subject to corporation tax on the gross amount of dividends distributed. The rate of the tax will be the rate which would have been applicable had the company not been tax exempt. This corporation tax rate ranges from 10% to 25%, depending on the percentage of the company’s shares held by foreign shareholders. The recipient of dividends distributed from such income is taxed at the rate applicable to dividends from approved enterprises which is 15%, or less under certain anti double-taxation treaties, if the dividend is distributed during the tax benefit period or within 12 years after the period and there is no time limit with respect to dividend distributed from an exempt income of foreign investors’ company. The company must withhold this tax at source.

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

The Investment Center of the Ministry of Industry and Trade granted our manufacturing facility approved enterprise status under the Investment Law for several investments between 1999 and March 2005 and we have claimed an approved enterprise status on our tax returns for several capital investments programs in our facility in Israel since 2005. We have elected the alternative package of benefits under these approved enterprise programs. Since our manufacturing facility is located in a “Zone A,” the portion of our income derived from these approved enterprise programs will be exempt from tax for a period of ten years, commencing when we begin to realize net income from these programs, but such period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. The first year in which we generated taxable income was 2005.  Accordingly, the ten-year period applicable to our initial approved enterprise program will end in 2014 and our income will be subject to corporate tax after such date; however, we have additional investments that we believe qualify for approved or beneficiary enterprise status that are expected to result in tax benefits on a portion of our income generated under these additional investments until approximately 2021.  We expect to derive a substantial portion of our income from our approved enterprise programs. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in the Investment Law and in the certificate of approval.

The Investment Law and the criteria for receiving an “approved enterprise” or “beneficiary enterprise” status may be amended from time to time and there is no assurance that we will be able to obtain additional benefits under the Investment Law.

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011.  The December 2010 amendment introduced a new status of “preferred enterprise,” replacing the existing status of “beneficiary enterprise.” Similarly to “beneficiary enterprise,” a preferred enterprise is an industrial company meeting certain conditions, including deriving a minimum of 25% of its income from export activities. However, under the December 2010 amendment, the requirement for a minimum investment in production assets in order to be eligible for the benefits granted under the Investments Law was cancelled. A preferred enterprise is entitled to a reduced flat tax rate with respect to preferred enterprise income at the following rates:

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	23%-24%
2013-2014	7%	12.5%	21%-22%
2015 onwards	6%	12%	20% and in 2016 onwards- 18%

In addition, the December 2010 amendment introduced a new status of "special preferred enterprise" which is an industrial company fulfilling certain additional conditions, including having a total preferred enterprise income of at least NIS 1.5 billion in a given tax year. The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5% if located in development “Zone A,” or to 8% if located in other area within the State of Israel.

Dividend distributed from income which is attributed to “preferred enterprise” or “special preferred enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The December 2010 amendment was also revised to allow financial assistance to companies located in development Zone A to be granted not only as a cash grant but also as a loan. The rates for grants and loans could be up to 20% of the amount of the approved investment.

The provisions of the December 2010 amendment do not apply to companies currently having an “approved enterprise” or “beneficiary enterprise “status, which will continue to be entitled to the tax benefits according to the provisions of the Investment Law prior to the December 2010 amendment, unless the company having the benefits of such status has elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company's annual tax return for the respective year, to adopt the provisions of the December 2010 amendment. Such election cannot be later rescinded. A company having the status of “beneficiary enterprise” or “approved enterprise” making such election by July 30, 2015 will be entitled to distribute income generated by the “approved enterprise,” subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Currently, we believe that the tax benefits we have as an “approved” or “beneficiary” enterprise under the Investment Law as existed prior to the December 2010 amendment are greater than the benefits we can derive from a “preferred” enterprise status that we can elect under the December 2010 amendment and, therefore, we plan to maintain our status as a beneficiary enterprise under the Investment Law as existed prior to the December 2010 amendment.

Grants Under the Law for the Encouragement of Industrial Research and Development, 1984.   Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the R&D Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist, or OCS, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the OCS. The royalties are  generally at a range of 3.0% to 5.0% of revenues until the entire OCS grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. To date, we have repaid in full all the grants we had received from the OCS and currently have no financial obligation to the OCS.  However, other restrictions under the R&D Law regarding location of manufacturing activities and transfer of know-how continue, irrespective of the grant repayment, as described in more details below.

The terms of the R&D Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the OCS.  Under the regulations of the R&D Law, assuming we receive approval from the Chief Scientist to manufacture our OCS-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant
Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the R&D Law from obtaining the prior approval of the OCS.  A company requesting funds from the OCS also has the option of declaring in its OCS grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval.  On January 6, 2011, the R&D Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the OCS approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its OCS grant application.

In addition, in recent years the government of Israel has accelerated the repayment of Chief Scientist grants, and may further accelerate them in the future. Following our request, the Office of the Chief Scientist has approved the manufacture of limited quantities of the PillCam capsule using the back-up production line that we have established in Ireland without increasing royalty rates.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration.  The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate OCS grants to the company's aggregate R&D expenses, multiplied by the transaction consideration. While the January 2011 Amendment mentions that regulations will be enacted setting maximum amounts for the OCS redemption fees, such regulations have not yet been promulgated as of the date of this annual report.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the R&D Law and related regulations.

The funds available for grants from the Chief Scientist depend on several criteria and prevailing government policy and budget, and may be reduced or eliminated in the future. Even if the ability to apply for these grants is maintained, there is no assurance that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist. We cannot provide any assurance that applications to the Chief Scientist will be approved and, until approved, the amounts of any grants are not determinable.

While to date we have paid all of our royalty obligations resulting from grants we received from the Office of the Chief Scientist, the restrictions described above associated with receiving such grants under the R&D Law continue to apply. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the OCS for certain actions and transactions and pay additional royalties to the OCS.  In particular, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the OCS in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the R&D Law, we may be subject to criminal charges.

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

Under the Industry Encouragement Law, industrial companies are entitled to certain preferred corporate tax benefits, including the following:

•	deduction of 12.5% per year on purchases of know-how and patents over an eight-year period for tax purposes; and

•
claiming expenses in connection with the issuance and listing of shares on the Tel-Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel, over a period of three years.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

If we qualify as an industrial company within the definition of the Industry Encouragement Law, we are entitled to the benefits described above. We believe that in 2010 we qualified as an Industrial Company under the Industry Encouragement Law. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

Taxation of Our Shareholders

Capital Gains on Sales of Our Ordinary Shares.   Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the Shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below. Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company which are traded on certain stock markets, including the Nasdaq Global Select Market, subject to the provisions of any applicable double taxation treaty.

The capital gain recognized by individuals on the sale of our shares that were purchased on or after January 1, 2003, will be taxed at the rate of 20%. However, if the shareholder is a “Controlling Shareholder,” namely a person holding, directly or indirectly, 10% or more of one of our means of control at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 25%. In addition, an individual claiming deduction of financing expenses in respect of capital gain recognized from the sale of our shares will be taxed at the rate of 25%. Generally, the capital gain recognized by a corporation was subject to tax at the rate of 25% in 2010, or 24% in 2011. The capital gain recognized from the sale of our shares that were purchased prior to January 1, 2003 will be subject to different tax rates depending on the date of acquisition of such shares. The marginal tax rate for individuals (up to  45% in 2010 and 2011) and the regular corporate tax rate for corporations (25% in 2010 and 24% in 2011) will be applied to the amount obtained by multiplying the entire recognized gain on the sale by a fraction the numerator of which is the number of days from the date of the purchase of such shares until January 1, 2003 and the denominator of which is the number of days from the date of purchase of such shares and the date of sale. The remainder of the gain realized on the sale will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003, as described above.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income. In 2010, these regular tax rates were 25% for corporations and up to 45% for individuals. In 2011, the corporate tax rate was reduced to 24%.

Non-Israeli Residents .  Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Select Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents.

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

Dividends .  A distribution of dividends from income attributed to an “approved enterprise” is subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income attributed to a “preferred enterprise” status under the December 2010 amendment to the Investment Law will be subject to tax in Israel at the following rates: Israeli resident individuals - 15%, Israeli resident companies – 0% and non-Israeli residents – 15%, subject to a reduced rate under the provisions of any applicable double tax treaty.

A distribution of dividend from income, which is not attributed to an “approved enterprise,” to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder.” If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

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

Israeli Withholding Tax on Dividends.  We are required to withhold income tax upon the distribution of a dividend attributed to an approved enterprise’s income at the following rates: (i) Israeli resident corporations – 15%, (ii) Israeli resident individuals – 15%, and (iii) non-Israeli residents – 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty. If a dividend is distributed from an income attributed to a “preferred enterprise,” the following withholding tax rates will apply: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from an income not attributed to the “approved enterprise” the following withholding tax rates will apply: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals– 20% (iii) non-Israeli residents - 20%, or 25% if this individual is considered to be a “Controlling Shareholder,” subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the entire amount of any distribution made to you with respect to our ordinary shares, other than any distributions of our ordinary shares made to all of our shareholders, will constitute a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may be taxed on the dividend distributions made in taxable years beginning on or before December 31, 2012 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. In addition, the dividends generally will not be eligible for the dividends received deduction applicable to corporate U.S. holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution made by us with respect to our ordinary shares will constitute a dividend.

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

Sale or Exchange of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize capital gain or loss for U.S. federal income tax purposes when you sell, exchange or otherwise dispose of our ordinary shares equal to the difference between your adjusted tax basis in the ordinary shares and the amount realized on their disposition. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for our ordinary shares exceeds one year ( i.e. , such gain is long-term capital gain). Any gain or loss recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2010. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, there can be no assurance that we will not be considered a PFIC for any taxable year. In general, if we were characterized as a PFIC for any taxable year, any gain recognized by a U.S. Holder who sells our ordinary shares, absent the making and ongoing maintenance of certain elections described below, would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of such ordinary shares. The amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an additional tax equal to the interest on such tax liability for such years.

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

Backup Withholding and Information Reporting

United States backup withholding taxes and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting requirements will, and a backup withholding tax may, apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). Backup withholding is not an additional tax and may be claimed as a credit against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information. The backup withholding tax rate currently is 28% for years through 2012.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

In 2010, we derived 65% of our revenues in U.S. dollars, 22% in Euro, 5% in Japanese Yen and 4% in Australian dollars, with the remainder denominated in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. As most of our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets and could cause our non-U.S. customers to cancel or decrease orders or default on payment.

We develop and manufacture products primarily in Israel and Vietnam and sell the majority of the products in the United States, and to a lesser extent in other countries. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In 2010, 56% of our expenses were denominated in U.S. dollars and 25% of our expenses were denominated in Shekels, principally consisting of salaries and related personnel expenses. We expect this level of Shekel expenses to continue for the foreseeable future. During 2010, the U.S. dollar weakened against the Shekel by approximately 6%. We estimate that a change of 10% in the exchange rate between the Shekel and the U.S. dollar has an impact of approximately $2.0 to $2.5 million on our operating expenses. In addition, 12% of our expenses were denominated in Euros and 4% were denominated in Yen or other currencies. However, since we also generate revenues in these currencies the net effect on our business of exchange rate fluctuations of these currencies against the U.S. dollars is not material.

As of December 31, 2010, 26% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among the U.S. dollar, Yen, Shekel, Australian dollar and Euro. In 2010, we have used a variety of hedging tools to seek to minimize the effect of currency fluctuations on our income.

Interest Rate Fluctuations.  We invest some of our cash in bank accounts and deposits with maturities of three months or less located with a number of highly-rated banks inside and outside of Israel. We invest the majority of our cash in longer-term financial instruments in order to seek to achieve a higher yield. As of December 31, 2010, all ofour investments were subject to the risk of changes in interest rates. Due to the current low interest rates in the United States and other countries, we estimate that a change of 10% in interest rates would not have a material impact on our finance income.

General Market Risks.   Our cash balances are held in bank deposits, commercial papers and corporate bonds  that were highly-rated by rating agencies at the time of investment. We believe this represents a conservative investment policy primarily intended to preserve our cash resources. Nonetheless, these investments are subject to general credit, counterparty, liquidity and market risks, which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit and liquidity issues for a number of reputable financial institutions.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO in Internal Control — Integrated Framework. Management has excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of Sierra, which was acquired on April 1, 2010. At December 31, 2010, and for the period from April 1, 2010 through December 31, 2010, total assets and revenues subject to Sierra’s internal control over financial reporting represented 4% and 11% of the company’s consolidated total assets and total revenues as of and for the year ended December 31, 2010, respectively. Based on its assessment, management believes that, as of December 31, 2010, the company’s internal control over financial reporting is effective.

Auditors’ Attestation Report.  Our independent auditor, Somekh Chaikin, a member firm of KPMG has issued a combined report on the company’s consolidated financial statements and management’s assessment of the company’s internal control over financial reporting. This report is contained in Item 17 — “Financial Statements,” on page F-2 .

Changes in Internal Controls Over Financial Reporting.   There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The board of directors has determined that Michael Grobstein is the financial expert serving on its audit committee and that Mr. Grobstein is independent as that term is defined under the Nasdaq Global Select Market listing requirements.

Item 16B. Code of Ethics.

We have adopted a code of ethics applicable to our chief executive officer, chief financial officer, controller and persons performing similar functions. The code of ethics was filed with the Securities and Exchange Commission as Exhibit 11.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and is also available on our website, www.givenimaging.com . A hard copy of our code of ethics may be obtained by sending an e-mail request to info@givenimaging.com or by a written request to the corporate secretary at 2 Hacarmel Street, 20692, Yoqneam, Israel.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International, for the audit of our financial statements for the years ended December 31, 2009 and 2010, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2009	2010
	(In Thousands)
Audit fees	$673	$750
Audit-related fees	30	70
Tax fees (1)	280	255
All other fees(2)	5	185
Total	$988	$1,260

(1)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions and work regarding transfer prices.

(2)	“All other fees” includes fees for due diligence performed by KPMG in connection with business development activities.

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

See pages F-1 to F-48.

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

Exhibit	Description
4.9
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

GIVEN IMAGING LTD.
By: By: /s/ Nachum Shamir Name: Nachum Shamir Title: President and Chief Executive Officer
By: By: /s/ Yuval Yanai Name: Yuval Yanai Title: Chief Financial Officer

Date: March 9, 2011

Given Imaging Ltd. and its Subsidiaries Consolidated Financial Statements As of and for the Year Ended December 31, 2010

Given Imaging Ltd. and its subsidiaries

Somekh Chaikin 18 Hanevi’im Street PO Box 4484 Haifa 33104 Israel	Telephone 972 4 861 4800 Fax 972 4 861 4844 Internet www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Given Imaging Ltd. :

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited Given Imaging Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Given Imaging Ltd.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 of Part II of this Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Somekh Chaikin 18 Hanevi’im Street PO Box 4484 Haifa 33104 Israel	Telephone 972 4 861 4800 Fax 972 4 861 4844 Internet www.kpmg.co.il

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Given Imaging Ltd. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S generally accepted accounting principles. Also in our opinion, Given Imaging Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission".

As discussed in Note 1V and 1W to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in ASC Subtopic 820-10, Fair Value Measurements and Disclosures-Overall and the revised FASB Statement No. 141 included in ASC Topic 805, Business Combinations, respectively, as of January 1, 2009.

Given Imaging Ltd. acquired Sierra Scientific Instruments during 2010, and management excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of Sierra Scientific Instruments. At December 31, 2010, and for the period from April 1, 2010 through December 31, 2010, total assets and revenues subject to Sierra Scientific Instruments’ internal control over financial reporting represented 4% and 11% of the Company’s consolidated total assets and total revenues as of and for the year ended December 31, 2010, respectively. Our audit of internal control over financial reporting of Given Imaging Ltd. also excluded an evaluation of the internal control over financial reporting of Sierra Scientific Instruments.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Haifa, Israel
March 9, 2011

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2010	2009
Assets

Current assets
Cash and cash equivalents	1D; 2	$34,619	$46,458
Short-term investments	1H; 5	51,973	31,736
Accounts receivable:
Trade, net	1E	27,862	24,742
Other	3	4,291	3,799
Inventories	1F; 4	19,076	17,302
Advances to suppliers		441	534
Deferred tax assets	1Q; 14D	1,638	2,207
Prepaid expenses		1,585	1,036

Total current assets		141,485	127,814

Deposits		1,212	1,062

Assets held for employees’ severance payments	1G; 10	6,393	4,968

Marketable securities	1H; 5	3,873	16,956

Long-term inventory	1F; 4	5,626	6,015

Fixed assets, less accumulated depreciation	1I; 6	13,709	13,843

Deferred tax assets	1Q; 14D	-	192

Intangible assets less accumulated amortization	1J; 7; 16	25,813	11,284

Goodwill	1K; 16; 17	24,089	3,586

Total Assets		$222,200	$185,720

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2010	2009
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	8A	$168	$145
Accounts payable:
Trade		9,125	6,789
Other	9	26,065	20,060
Deferred revenue		788	234

Total current liabilities		36,146	27,228

Long-term liabilities
Obligation under capital lease	8A	244	356
Liability in respect of employees’ severance payments	10	7,151	5,530
Deferred tax liabilities	14D	5,871	-
Total long-term liabilities		13,266	5,886

Total liabilities		49,412	33,114

Commitments and contingencies	8

Equity
Shareholders` equity:	11
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2010 and 2009,
29,829,277 and 29,370,972 shares issued and fully
paid as of December 31, 2010 and 2009, respectively)		350	345
Additional paid-in capital		194,899	182,203
Capital reserve		2,051	2,166
Accumulated other comprehensive income		95	399
Accumulated deficit		(24,707)	(33,185)
Shareholders` equity		172,688	151,928
Non-controlling interests		100	678
Total equity		172,788	152,606

Total liabilities, shareholders’ equity and non-controlling interests		$222,200	$185,720

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,
	Note	2010	2009	2008
Revenues	1O; 12	$157,809	$141,763	$125,108
Cost of revenues		(37,629)	(33,145)	(33,001)

Gross profit		120,180	108,618	92,107

Operating expenses
Research and development, gross	1R	(21,695)	(17,842)	(15,126)
In-process research and development acquired
in a business combination	16	-	-	(4,700)
		(21,695)	(17,842)	(19,826)
Government grants	1P; 8A	1,477	1,109	1,530
Research and development, net		(20,218)	(16,733)	(18,296)

Sales and marketing		(67,114)	(61,428)	(60,902)
General and administrative		(25,138)	(18,919)	(19,320)
Termination of marketing agreement	8C	-	-	5,443
Other, net	6; 7; 17	(759)	(1,220)	(867)

Total operating expenses		(113,229)	(98,300)	(93,942)

Operating profit (loss)		6,951	10,318	(1,835)

Financial income, net	13	2,599	1,584	4,004

Profit before taxes on income		9,550	11,902	2,169

Income tax benefit (expense)	1Q; 14	(1,362)	1,542	(250)

Net Profit		8,188	13,444	1,919

Net loss attributable to non-controlling interest		290	891	2,087

Net profit attributable to shareholders		$8,478	$14,335	$4,006

Earnings per share:

Basic Earnings per Ordinary Share	1M	$0.29	$0.49	$0.14

Diluted Earnings per Ordinary Share	1M	$0.28	$0.47	$0.13

Weighted average number of Ordinary
Shares used to compute basic Earnings
per Ordinary Share	1M	29,670,842	29,281,897	29,254,035
Weighted average number of Ordinary
Shares used to compute diluted Earnings
per Ordinary Share	1M	30,525,654	30,423,162	30,798,360

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity
(In thousands except share data)

	Company’s shareholders
					Accumulated Other Comprehensive
			Additional Paid-In
				Capital		Accumulated	Non-controlling
	Ordinary shares		Capital	Reserve	Income (loss)	Deficit	interests	Total
	Shares	Amount
Balance as of January 1, 2008	29,241,785	$343	$166,813	$2,166	-	$(35,727)	$1,996	$135,591

Change during the year 2008:
Exercise of stock options	16,000	*	252	-	-	-	-	252
Stock based compensation	-	-	6,918	-	-	-	-	6,918
Change in unrealized loss on available for sale securities	-	-	-	-	(600)	-	-	(600)
Issuance of shares with respect to non-controlling interest	-	-	-	-	-	-	2,084	2,084
Net profit	-	-	-	-	-	4,006	(2,087)	1,919
Balance as of December 31, 2008	29,257,785	343	173,983	2166	(600)	(31,721)	1,993	146,164

Change during the year 2009:
Exercise of stock options	113,187	2	952	-	-	-	-	954
Stock based compensation	-	-	7,268	-	-	-	-	7,268
Change in unrealized income on available for sale securities	-	-	-	-	999	-	-	999
Dividend distribution	-	-	-	-	-	(15,799)	-	(15,799)
Change in noncontrolling interest	-	-	-	-	-	-	(424)	(424)
Net profit	-	-	-	-	-	14,335	(891)	13,444
Balance as of December 31, 2009	29,370,972	345	182,203	2,166	399	(33,185)	678	152,606

Change during the year 2010:
Exercise of stock options	458,305	5	4,214	-	-	-	-	4,219
Stock based compensation			8,482					8,482
Change in unrealized income on available for sale securities	-	-	-	-	(304)	-	-	(304)
Acquisition of non-controlling interest	-	-	-	(115)	-	-	(288)	(403)
Net profit	-	-	-	-	-	8,478	(290)	8,188
Balance as of December 31, 2010	$29,829,277	$350	$194,899	$2,051	$95	$(24,707)	$100	$172,788

*      Less than US$ 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net profit	$8,188	$13,444	$1,919

Adjustments required to reconcile net profit to net cash provided by operating activities:

Depreciation and amortization	7,662	6,096	5,183
In-process research and development	-	-	4,700
Goodwill impairment	20	483	406
Deferred tax assets	761	(1,221)	172
Deferred tax liabilities	(888)	-	-
Stock based compensation	8,482	7,268	6,918
Loss from disposal of long term assets	739	714	473
Other	304	(144)	148
Decrease (increase) in accounts receivable – trade	560	(3,069)	1,642
Decrease (increase) in other accounts receivable	(488)	863	5,723
Decrease (increase) in prepaid expenses	(23)	595	(342)
Decrease (increase) in advances to suppliers	93	3,006	(3,350)
Decrease (increase) in inventories	2,331	(4,386)	(2,971)
Increase (decrease) in accounts payable	3,389	1,819	(3,287)
Increase (decrease) in deferred revenue	554	(1,289)	(7,856)
Net cash provided by operating activities	31,684	24,179	9,478

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(5,056)	(4,794)	(6,300)
Purchase of fixed assets, intangible assets, and goodwill in a business combination	-	-	(16,660)
Deposits, net	(6)	34	(192)
Acquisition of Sierra, net of cash acquired (1)	(34,709)
Proceeds from sale and maturity of marketable securities and short term investments	29,352	38,085	67,743
Proceeds from sales of fixed assets	-	-	61
Investments in marketable securities	(36,968)	(27,410)	(61,986)
Net cash provided by (used in) investing activities	(47,387)	5,915	(17,334)

Cash flows from financing activities:
Principal payments on capital lease obligation	(143)	(131)	(120)
Proceeds from the issuance of Ordinary Shares	4,219	954	252
Dividend distribution	-	(15,799)	-
Purchase of shares from a non-controlling shareholder in a subsidiary	(403)	(382)	-
Issuance of shares by a consolidated company	-	-	2,288
Net cash provided by (used in) financing activities	3,673	(15,358)	2,420

Effect of exchange rate changes on cash and cash equivalents	191	25	30
Increase (decrease) in cash and cash equivalents	(11,839)	14,761	(5,406)
Cash and cash equivalents at beginning of year	46,458	31,697	37,103
Cash and cash equivalents at end of year	$34,619	$46,458	$31,697

Supplementary cash flow information:

Income taxes paid	$234	$877	$259

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

(1)           Acquisition of Sierra, net of cash acquired:

Year ended
December 31,
2010
Working capital (excluding cash and cash equivalents)	$(3,165)
Deposits	(65)
Fixed assets, net	(533)
Intangible assets (including Goodwill)	(37,714)
Deferred tax liabilities	6,759
Other long-term liabilities	9

$(34,709)

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

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

The Company has direct or indirect wholly-owned subsidiaries in the United States, the Netherlands, Germany, France, Australia, Hong Kong, Vietnam and Singapore. The Company also has a subsidiary in Japan, Given Imaging K.K. (“Given K.K.”), in which it has a controlling interest (for more details see Note 16B).

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the standard test for diagnosing GERD. As part of this acquisition, the Company acquired 100% of the shares of Endonetics, Inc., which owns a number of intellectual property assets related to the Bravo business and is not an operating entity (for more details see Note 16A).

On April 1, 2010, the Company acquired privately-held Sierra Scientific Instruments, (“Sierra”), for approximately $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract.  Sierra’s primary business is the development, manufacture and sale of high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. Sierra’s high resolution manometry systems are sold under the name ManoScan 360.  Since sales began in 2004, Sierra has produced and installed ManoScan™ systems world-wide and supported numerous clinical procedures. Sierra also markets and sells catheter-based pH and impedance monitoring systems. As part of the acquisition, the Company gained holding in 100% of the shares of Sierra’s subsidiary, a Vietnamese company, which manufactures catheters as a contract manufacturer to the Company and third party users (for more details see Note 16C).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

A.           General (cont’d)

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

B.           Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States (including Sierra, see note 16C), Germany, France, the Netherlands, Hong-Kong, Singapore, Vietnam and Australia and its 93% owned subsidiary in Japan.  As part of the acquisition of the Bravo pH monitoring business from Medtronic, Inc., the Company acquired 100% of the shares of Endonetics, Inc.  The accounts of the subsidiaries are consolidated from the date of their inception, except for the accounts of Endonetics, Inc., which are consolidated from December 8, 2008, the closing date of the Bravo acquisition, and Sierra, which are consolidated from April 1, 2010, the closing date of the Sierra acquisition. All intercompany balances and transactions have been eliminated in consolidation.  As of December 31, 2010, the Company considers itself operating in only one segment.

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

Restricted Cash

The Company has restricted cash held in treasury bills as collateral against guarantees for a buildings lease agreement that the Company provided totaling $848 as of December 31, 2009. This amount is included in the consolidated financial statement under the item short-term investments. See Note 8A.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2010 is as follows:

	Year ended December 31,
	2010	2009	2008
Opening balance	$252	$210	$329
Provision	362	265	10
Write-offs	(319)	(223)	(129)

Closing balance	$295	$252	$210

F.           Inventories

Inventories are stated at lower of cost or market.  Cost is determined using the average cost method for raw materials, components and finished goods and on the basis of actual manufacturing costs for work in progress.

Inventory that is not expected to be consumed in the subsequent year, based upon sales forecast, is classified as non-current (for more details see Note 4).

G.           Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

H.           Marketable securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards ASC 320-10 “Accounting for Certain Investments in Debt and Equity Securities” (“ASC 320-10”). As of December 31, 2010, marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as “available-for-sale” or "trading".

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

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

Definite-life intangible assets acquired in business combinations consist mainly of acquired technology (including in-process research and development expenditures), trademarks, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (for more details see Note 16).

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

Definite-life intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company evaluates long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of ASC 360-10, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“ASC 360-10"). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the assets is less than the undiscounted future net cash flows, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

K.           Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. (See also Note 17 for details.)

L.	Stock compensation plans

Stock-based compensation is accounted for based on the provisions of SFAS ASC 718-20, “Share-Based Payment” (“ASC 718-20”). ACS 718-20 requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

Stock-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2010 2009 and 2008 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. ASC 718-20 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

M.           Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are presented in conformity with ASC 260-10, “Earnings Per Share”, for all years presented.  Basic earnings per Ordinary Share are calculated by dividing the net profit attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding.  Diluted earnings per Ordinary share calculation is similar to basic earnings per share except that the weighted average of Ordinary Shares outstanding is increased to include the number of additional Ordinary Shares that would have been outstanding if the dilutive potential Ordinary Shares from options had been exercised.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

M.           Earnings per Ordinary Share (cont’d)

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated.

	Year ended December 31,
	2010	2009	2008

Net profit attributable to Ordinary Shares	$8,478	$14,335	$4,006

Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share
calculation	29,670,842	29,281,897	29,254,035

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	854,812	1,141,265	1,544,325

Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share
calculation	30,525,654	30,423,162	30,798,360

Basic earnings per Ordinary Share	$0.29	$0.49	$0.14

Diluted earnings per Ordinary Share	$0.28	$0.47	$0.13

Number of equity awards excluded from the
diluted earnings per share calculation
because of anti-dilutive effect	4,763,410	4,849,070	5,461,047

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

O.           Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, persuasive evidence of an arrangement exists, no significant obligations in respect of installation remain and the sales price is fixed or determinable.

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience.  The Company's policy is not to grant return rights.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

O.           Revenue recognition (cont’d)

Taxes collected from customers and remitted to governmental authorities are presented in the financial statements on a net basis.

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with ASC Subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements”, are deferred and recognized ratably over the term of the support period. In 2010, the Company has elected to early adopt recently issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multi-element arrangements that include tangible products that contain software that is essential to the tangible product’s functionality and undelivered software elements that relate to the tangible product’s essential software, the Company allocates revenue to all deliverables based on their relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“ESP”).

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, “Software Revenue Recognition”.  Based on such evaluation, the Company had concluded that none of its products have such embedded software. In 2010, the Company has elected to early adopt recently issued ASU 2009-14, “Software (Topic 985)”, which amends ASC Subtopic 985-605 to exclude from its scope tangible products which contain both software and nonsoftware components that function together to deliver a tangible product’s essential functionality. The adoption of ASU 2009-13 and ASU 2009-14 did not have a material effect on the financial position, results of operations or cash flows of the Company.

The Company accounts for multiple element arrangements that consist only of software or software-related products, including PCS, in accordance with ASC Subtopic 985-605. For such arrangements, revenue that includes multiple elements is allocated to each element based on the relative fair value of each element, and fair value is determined by VSOE. If the Company cannot objectively determine the fair value of any undelivered element included in such multiple-element arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

P.	Government-Sponsored Research and Development

The Company participates in non-royalty bearing programs of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). Grants received from the OCS are recorded as a reduction of research and development expenses.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

Q.           Taxes on income

The Company accounts for income taxes under ASC 740, “Accounting for Income Taxes” (“ASC 740”). Under ASC 740, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carryforwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized.  The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertainty in income taxes, under ASC 740-10 which prescribe a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expenses in the consolidated statements of operations.

R.           Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred (excluding in-process research and development expenditures acquired in business combinations). ASC 985-20, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Technological feasibility is established upon completion of a working model and success in clinical trials. Costs, incurred by the Company between completion of the working models and success in clinical trials and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

In 2008, in connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use were charged to in-process research and development acquired in a business combination among operating expenses at the acquisition date.

S.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products. The balance sheet provision for warranties is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

T.           Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and marketable securities.

Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia, Singapore, Hong Kong and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of requiring collateral or security with respect to receivables due from distributors.

U.           Comprehensive Income

For the year ended December 31, 2010, comprehensive income of $8,174 is comprised of a net profit in the amount of $8,478 offset by realization of unrealized profits recorded in prior years on available-for-sale debt securities in the amount of $304.

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

V.           Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

The Company adopted ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

Further to the implementation in the statement of cash flows changes, the Company presents investments in trading securities as part of investing activities and no longer as operating activities.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

V.           Fair Value Measurements (cont’d)

Derivative financial instruments

The Company enters into forward exchange contracts to hedge certain anticipated transactions which are expected to be denominated in non-dollar currencies. These derivatives are not designated as hedging instruments for accounting purposes. The derivatives are recognized on the balance sheet at their fair value. Changes in the fair value are recognized in the statement of operations as ‘financial income – net’.

W.           Business Combinations

Beginning 2009, the Company accounts for business combinations under the revised principles of ASC Topic 805 (“ASC 805”), Business Combinations, related to business combinations and noncontrolling interests.  ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

The Company applied the revised principles to the acquisitions of Sierra, (see Note 16C for details.)

X.           Recent accounting pronouncements

In June 2009, the FASB issued ASC 860 (formerly referred to as SFAS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140,”). ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company adoption of ASC 860 did not have any impact on the Company’s consolidated results of operations and financial position.

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public entity presents comparative pro forma financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands disclosure requirements as to material pro forma adjustments. This ASU is effective as of the beginning of each reporting entity’s first annual reporting period that begins after December 15, 2010. The Company adopted this ASU and reported pro forma information in Note 16C accordingly.

See also Note 1O.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

Y.           Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company's shareholders' equity or net income.

Note 2 - Cash and Cash Equivalents

	December 31,
	2010	2009

Denominated in U.S. dollars	$25,471	$30,515
Denominated in New Israeli Shekels	2,251	3,058
Denominated in Euros	3,653	4,920
Denominated in Japanese Yen	2,372	6,195
Denominated in other currencies	872	1,770

	$34,619	$46,458

Note 3 - Accounts Receivable - Other

	December 31,
	2010	2009
Government institutions	$2,514	$2,397
Other	1,777	1,402

	$4,291	$3,799

Note 4 - Inventories

	December 31,
	2010	2009
Raw materials and components	$12,782	$11,736
Work-in-progress	4,973	6,012
Finished goods	6,947	5,569

	$24,702	$23,317

Inventories are presented in:

	December 31,
	2010	2009
Current assets	19,076	$17,302
Non-current assets	5,626	6,015
	$24,702	$23,317

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 4 – Inventories (cont’d)

Long term Inventory:

At December 31, 2010, $ 5,626 of the Company's components inventory is in excess of requirements for the year 2011 based on management’s estimate of sales. This long term components inventory is mainly comprised of imaging sensor and transmitter of its PillCam capsules. Management believes that this amount will be utilized according to its forecasted sales.

Note 5 - Short-term Investments and Marketable Securities

A.	Short-term investments and marketable securities

As of December 31, 2010 and 2009, Short-term investments consist of:

	December 31,
	2010	2009

Available-for-sale securities	$10,058	$7,789
Trading securities	1,123	14,058
Deposits	40,792	9,889
Total	$51,973	$31,736

B.           Available for sale marketable securities

As of December 31, 2010 and 2009, marketable securities consist of U.S. government bonds and corporate bonds.

As of December 31, 2010, the Company held approximately $2,033 of government or government agencies marketable securities and approximately $11,898 of marketable corporate debt securities. During 2010, the Company recorded $304 of realization and adjustments of unrealized profits recorded in prior years from corporate bonds. Proceeds from the sale and maturity of available-for-sale securities were $10,457 in 2010; net realized gains included in finance income in 2010 were $43.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 5 - Short-term Investments and Marketable Securities (cont'd)

B.           Available for sale marketable securities (cont’d)

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value marketable securities classified as available-for-sale by major security type and class of security at December 31, 2010 and 2009 are as follows:

		Gross	Gross
	Carrying	unrealized	unrealized
	amount	holding gains	holding (losses)	Fair value
At December 31, 2010
U.S government or government agencies	$2,021	$12	$-	$2,033
Corporate debt securities	11,814	102	(18)	11,898
Total At December 31, 2010	$13,835	$114	$(18)	$13,931

		Gross	Gross
	Carrying	unrealized	unrealized
	amount	holding gains	holding (losses)	Fair value
At December 31, 2009
U.S government or government agencies	$5,318	$54	$-	$5,372
Corporate debt securities	19,028	346	(1)	19,373
Total At December 31, 2009	$24,346	$400	$(1)	$24,745

Maturities of debt securities classified as available-for-sale at December 31, 2010 were as follows:

	Carrying
	amount	Fair value
Current maturities	$10,035	$10,058
Due after one year through five years	3,800	3,873
	$13,835	$13,931

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 5 - Short-term Investments and Marketable Securities (cont'd)

B.           Available for sale marketable securities (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 were as follows:

	More than 12 months	Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Corporate debt securities	$18	$1,981	$18	$1,981
	$18	$1,981	$18	$1,981

Note 6 - Fixed Assets Less Accumulated Depreciation

	December 31,
	2010	2009
Computers and software	$11,368	$9,630
Instruments and laboratory equipment	1,413	1,343
Leasehold improvements	5,514	4,932
Motor vehicles	170	233
Machinery and equipment	17,561	16,558
Communication equipment	504	480
Office furniture and equipment	2,199	1,951

Fixed assets, at cost	38,729	35,127

Accumulated depreciation	(25,020)	(21,284)

Fixed assets at cost, less accumulated depreciation	$13,709	$13,843

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 were $4,321, $4,311, and $4,378, respectively. During 2010, the Company wrote off fixed assets which was no longer in use. This resulted in a charge of $345 recorded in operating expenses - other on the consolidated statement of operations.

As of December 31 2010 and 2009, the cost of fixed assets under capital lease was $607, and the accumulated depreciation for year ended December 31, 2010 and 2009 was $304 and $213, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 7 - Intangible Assets, at Cost, Less Accumulated Amortization

	December 31,
	2010	2009
Capitalized patents and trademarks	$7,600	$7,212
Web site development	1,453	1,396
Software development	647	647
IPR&D acquired in a business combination (note 16)	5,306	-
Patents and technology acquired in a business
combination (note 16)	12,562	5,000
Trademarks and trade names acquired in a
business combination (note 16)	4,020	1,400
Customer relationships acquired in a business
combination (note 16)	2,891	1,800

Intangible assets, at cost	34,479	17,455

Accumulated amortization	(8,666)	(6,171)

Intangible assets, less accumulated amortization	$25,813	$11,284

Amortization expenses for the years ended December 31, 2010, 2009 and 2008 were $2,729, $1,785 and $805, respectively (expenses for 2010 do not include $612 amortization of backlog acquired as part of the Sierra acquisition). Estimated amortization expenses for the next five years are:  $2,819 in 2011, $3,193 in 2012, $3,082 in 2013, $2,997 in 2014 and $2,896 in 2015. During 2010, the Company wrote off patents, trademarks and software development which are no longer expected to be used. This resulted in a charge of $394 recorded in Operating expenses - other in the consolidated statements of operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

  Note 8 - Commitments and Contingencies

A.           Leases

The Company and its subsidiaries lease office space and manufacturing space for periods of up to 11 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,855 a year in rent and management fees. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided bank guarantees in the amount of approximately $902 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $211 to guarantee their performance under the terms of the lease agreements.

The Company is committed to minimum annual lease payments over the next five years as follows:

	Capital leases	Operating leases
2011	$172	$4,977
2012	172	4,420
2013	149	3,456
2014	-	2,667
2015 and thereafter	-	2,221

	$493	$17,741

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2010, 2009 and 2009 was $91, $91 and $56, respectively.

Rental expenses under the lease agreements for the years ended December 31, 2010, 2009 and 2008 were $4,557, $4,194 and $4,338, respectively.

B.           Agreement with InScope

On May 10, 2004, the Company entered into an exclusive sales representation, co-promotion and cooperation Agreement (the “Agreement”) with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company, providing InScope with the exclusive rights to market the Company’s PillCam ESO capsule for visual examination of the esophagus in the United States.

In November 2007 InScope advised the Company that it had decided to terminate the Agreement.  Under the terms of termination agreed to between the parties in December 2007, InScope agreed to pay the Company termination payments. The final amount of $5,443 was recognized in the Company’s consolidated financial statements for the year ended December 31, 2008.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

  Note 8 - Commitments and Contingencies (cont'd)

C.           Agreements with key single - source suppliers and commitments to suppliers

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

Purchases under such agreements with the five largest single source suppliers for the years ended December 31, 2010, 2009 and 2008 were $9,880, $10,134 and $10,404, respectively.

(2)	The Company’s annual commitments under agreements with single source and other suppliers for the next 5 years are as follows:

2011	$5,694
2012	260
2013	817
2014	1,251
2015 and beyond	8,922
$16,994

D.           Litigation

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

From time to time, as a result of the nature of its business, the Company is subject to actual or threatened patent litigation. Based on consultation with counsel, management believes that the potential exposure to the Company from such actual or threatened patent litigation as of December 31, 2010 is remote. Accordingly, no provision has been made in the Company’s financial statements for any of such claims.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 8 - Commitments and Contingencies (cont'd)

E.           Registration Rights Agreement

In July 2007, the Company's shareholders approved a Registration Rights Agreement between the Company and its major shareholders holding together an aggregate of 47.5% of the Company's ordinary shares (“affiliated shareholders.”). This Registration Rights Agreement has replaced earlier registration rights, which expired in October 2006, granted by the Company in connection with a private placement completed in September 2000, before the Company's initial public offering.

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

Note 9 - Accounts Payable – Other

	December 31,
	2010	2009
Government institutions	$4,983	$3,584
Liabilities relating to employees	14,385	11,985
Advances from customers	109	62
Warranty	340	57
Commissions	1,497	975
Accrued expenses	4,751	3,397

	$26,065	$20,060

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 10 - Liability in Respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company's liability for these severance payments is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability related to these severance payments is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The liability for employee severance payments included in the balance sheet represents the total amount due for such severance payment, while the assets held for severance benefits included in the balance sheet represents the Company’s contributions to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

Expenses recorded in respect of employees’ severance payments for the years ended December 31, 2010, 2009 and 2008 are $1,347, $664 and $1,490, respectively.

The U.S. subsidiaries have a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee's salary subject to regulatory limits. Employees are vested in the Company's contributions after 30 days of employment. Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2010, 2009 and 2008 are $804, $688 and $596, respectively.

Note 11 - Shareholders’ equity

A.           Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are authorized, issued and fully paid.  The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum or articles of association or the laws of the State of Israel, except that citizens of countries (including corporations incorporated in countries) which are considered under the applicable law as "enemy states" of Israel may not be recognized as owners of Ordinary Shares."

B.	Employees’ and non employees’ stock options

In 2003, the Company adopted a stock option plan for directors, employees and consultants.  The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000.  Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The Company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2010, 479,346 options out of this plan had not been granted.

The purchase price of each share pursuant to the options granted under the 2003 Plan shall be the fair market value on the date the Board approves the grant of the option or as otherwise determined by the Board.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

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

In 2006, the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The 2006 Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The 2006 Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating committee has authority to grant awards under different terms at its discretion.  The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the 2006 Plan. As of December 31, 2010 there were 3,599,945 options outstanding under this plan, and 6,000 shares of restricted stock issued and outstanding under this plan.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

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

In 2009, the Company adopted the 2009 Equity Incentive Plan (the “2009 Plan”). A total of 1,000,000 authorized but unissued ordinary shares are reserved for issuance as restricted share units under the 2009 Plan.   As of December 31, 2010 there were 533,966 restricted share units outstanding under the 2009 Plan.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

During 2009 the Company extended the term of outstanding stock options previously granted under the Company’s 2006 Equity Incentive Plan by two additional years. On June 3, the shareholders at their Annual General Meeting approved extension of the term of outstanding stock options previously granted to external directors under the Company’s 2006 Equity Incentive Plan by two additional years.

The incremental cost recorded due to this modification in the consolidated statements of operations for year ended December 31, 2010 and 2009 was $721 and $480, respectively.

The fair value of options granted during the years ended December 31, 2009 and 2008 (in 2010 the Company didn’t grant options) was estimated on the date of grant using the Black - Scholes model, with the following assumptions:

1.            Dividend yield of zero percent.

2.	Risk free average interest rate of 2.59% and 1.72% for the years ended December 31, 2008 and 2009, respectively, which represents the risk free rate of US$ zero - coupon U.S Government Bonds.

3.
Weighted average expected life of 3.41 and 4.32 years for the years ended December 31, 2008 and 2009, respectively, which represents the period for which the options granted are expected to be outstanding.

4.
Expected average volatility of 35.06% and 44.54% for the years ended December 31, 2008 and 2009 respectively, which represents a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ National Market.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The following table summarizes information relating to stock options for Ordinary Shares outstanding, as of December 31, 2010 and 2009:

	Options outstanding as of
	December 31, 2010
		Weighted
		average
		remaining
	Number	contractual life
Exercise prices	outstanding at	(in years)

$1 - $10	976,986	3.68
$10.01-$20	2,354,500	3.06
$20.01-$30	2,075,704	2.65
$30.01-$40	499,440	3.90
	5,906,630

	Options outstanding as of
	December 31, 2009
		Weighted
		average
		remaining
	Number	contractual life
Exercise prices	outstanding at	(in years)

$1 - $10	1,256,467	4.19
$10.01-$20	2,647,138	3.91
$20.01-$30	2,144,907	3.51
$30.01-$40	499,440	4.90
	6,547,952

The stock option activity under the Plans is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value

Balance at January 1, 2009	5,806,139
Granted	1,096,350	$9.14	$3.48
Forfeited	(241,350)	18.61	7.45
Exercised	(113,187)	8.43	4.98
Balance at December 31, 2009	6,547,952
Granted	-	-	-
Forfeited	(183,017)	14.85	6.31
Exercised	(458,305)	9.35	6.65
Balance at December 31, 2010	5,906,630

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2010 and 2009 and related changes during the years ended December 31, 2010 and 2009:

		Weighted average
Non-vested options	Number of shares	grant date fair value
Balance at January 1, 2010	2,441,301	6.20
Granted	-	-
Vested	(1,026,143)	7.46
Forfeited	(126,062)	5.32
Balance at December 31, 2010	1,289,096	5.29

		Weighted average
Non-vested options	Number of shares	grant date fair value
Balance at January 1, 2009	2,520,376	$8.20
Granted	1,096,350	3.48
Vested	(1,004,525)	8.06
Forfeited	(170,900)	7.33
Balance at December 31, 2009	2,441,301	$6.20

As of December 31, 2010, unrecognized compensation costs related to non-vested options aggregated $3,926 to be recognized during 2011.

The aggregate intrinsic value of options outstanding as of December 31, 2010 and 2009 is $8,208 and $18,518, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2010 and 2009 is $4,141 and $8,319, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2010 and 2009, is $4,995 and $723, respectively.

    The following table summarizes information relating to restricted shares units as of December 31, 2010 and related changes during the year ended December 31, 2010:

		Weighted average
Non-vested restricted shares units	Number of shares	grant date fair value
Balance at January 1, 2010	0
Granted	538,966	$12.89
Vested	0	0.00
Forfeited	(5,000)	15.88
Exercised	0	0.00
Balance at December 31, 2010	533,966	12.86

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares vest in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is amortized over the vesting period. Unrecognized compensation costs related to the restricted shares, as of December 31, 2008, 2009 and 2010, to be recognized over 2.4, 1.4 and 0.4 years, were $725, $240 and $18, respectively, and compensation expenses of $486, $485 and $485 were recognized for the years ended December 31, 2008, 2009 and 2010, respectively.

During 2010 the Company issued 468,946 restricted shares units (“RSU”) to employees and non-employees. 50% of the RSU vest on the second anniversary of the date of grant, and 25% vest on each of the third and fourth anniversaries of the date of the grant. 70,020 restricted shares units were issued to directors - 100% vest on the first anniversary. The fair value of the RSU as of the date of issue is amortized over the vesting period. Unrecognized compensation costs related to the RSU as of December 31, 2010, to be recognized over 1.54 years, were $ 6.9   million, and compensation expenses of $ 2.0 million were recognized in the year ended December 31, 2010.

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2010	2009	2008
Research and development costs	$428	$257	$307
Selling and marketing expenses	1,557	1,619	1,756
General and administrative expenses	6,497	5,392	4,855
	$8,482	$7,268	$6,918

Note 12 - Revenues

                      A.             Revenues by product lines

	Year ended December 31,
	2010	2009	2008
Workstations, recorders and software	$8,120	$11,523	$14,523
PillCam SB capsule	110,189	110,371	103,005
PillCam ESO capsule	539	702	1,213
PillCam Colon capsule	1,291	1,021	1,465
Patency capsules and scanners	666	718	662
Bravo pH monitoring products	18,603	14,985	884
Sierra manometry and catheters	17,913	-	-
Services	488	2,443	3,356
	$157,809	$141,763	$125,108

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 12 – Revenues (cont’d):

                B.      Revenues by geographic areas

	Year ended December 31,
	2010	2009	2008
Americas	$100,501	$89,671	$75,609
Europe, Middle East and Africa (mainly Europe)	40,224	38,481	34,908
Asia Pacific	17,084	13,611	14,591

	$157,809	$141,763	$125,108

In the year ended December 31, 2010, revenues from Sierra in the Americas region totaled $11.2 million, in the Europe, Middle East and Africa region $5.3 million and in the Asia Pacific region $1.4 million.

Note 13 - Financial Income, net

	Year ended December 31,
	2010	2009	2008
Currency gains, net	$1,989	$397	$1,504
Income from marketable securities and deposits	1,165	1,583	2,868
Other	(555)	(396)	(368)

	$2,599	$1,584	$4,004

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $ 58.5  million, $37.1 million and $43.1 million  and with estimated fair values that totaled $ (132)   , $824 and $520 at December 31, 2010, 2009 and 2008, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of $ (956), $304 and $45 for the years ended December 31, 2010, 2009 and 2008 have been recognized to finance income in those years as currency gains, net. The periodic net cash (receipts) settlements totaled $1,602, $(435) and $1,073 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 14 - Taxes on Income

A.           Company

(1)	Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes.

Pursuant to the Encouragement Capital Investments Law -1959 (the “Law”), the Company was awarded “Approved Enterprise” status under the government alternative benefits track beginning in 1999. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income (if distributed within a certain time limit).

Under the alternative benefits track, the income derived from an Approved Enterprise will be exempt from tax for a ten-year period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

A.           Company (cont'd)

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

Additional provisions of the 2005 amendment to the Encouragement of Capital Investments Law – 1959 which apply to the Company are as follows:

a.
Companies that meet the criteria of the Alternative Path of tax benefits will receive those benefits (now called “Beneficiating Enterprise” benefits) without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternative Path. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

A.	Company (cont'd)

(2)
As of December 31, 2010, the Company has no tax loss carryforwards in Israel except for capital losses of approximately $11.8 million which are available to offset future taxable capital gains for indefinite period.

(3)
As explained above, the Israeli Company is exempt from tax for a ten-year period.  Therefore, the Israeli Company has not recorded deferred tax assets and liabilities. Out of the Company’s accumulated deficit as of December 31, 2010, approximately $10.9 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $17 million are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently- 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders). As of December 31, 2010, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $2.7 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $4.2 million. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

(4)
On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147) - 2005, which provides, inter-alia, for a gradual reduction in the company tax rate to 25% as from the 2010 tax year.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter-alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: in the 2009 tax year- 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%. The aforementioned change in the tax rates had no material impact on the Company's financial position or results of operations.

(5)	In 2009, the Company signed a settlement agreement with the Israeli Tax Authorities (ITA) for fiscal years 2004 through 2007. (see also Note 14(F) below).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

A.	Company (cont'd)

(6)	Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010 an amendment to the Law for the Encouragement of Capital Investments – 1959 was approved (hereinafter – “the Amendment to the Law”). The Amendment to the Law was published in the Official Gazette on January 6, 2011. The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment to the Law. Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland track” and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The Amendment to the Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, similar to the provisions of the existing law. Furthermore, the Amendment to the Law provides relief (hereinafter – “the relief”) with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice.

B.	Foreign subsidiaries

At December 31, 2010, all of the Company’s subsidiaries had local, federal and state accumulated net operating loss carryforwards of approximately $43,598. Federal and state tax loss carryforwards in the U.S subsidiary, totaling approximately $3,542, will expire through 2023. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $24,572, will expire through 2016. Operating loss carryforwards in the German, French and Australian subsidiaries amounted to approximately $10,800, $4,640 and $44, respectively, and can be carried forward indefinitely.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

C.	Profit (loss) before tax and income tax benefit (expense) included in the consolidated statements of operations

	Year ended December 31,
	2010	2009	2008
Profit (loss) before taxes on income and non controlling interest:
Israel	$8,232	$12,096	$2,536
Foreign jurisdiction	1,318	(194)	(367)
	$9,550	$11,902	$2,169

Current taxes:
Israel	$(294)	$500	$(286)
Foreign jurisdiction	(1,195)	(179)	208
	$(1,489)	$321	$(78)

Deferred taxes:
Israel	$-	$-	$-
Foreign jurisdiction	127	1,221	(172)
	127	$1,221	$(172)

Income tax benefit (expense)	$(1,362)	$1,542	$(250)

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

D.           Deferred taxes (cont’d)

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31,
	2010	2009
Deferred tax assets:
Tax loss carryforwards of subsidiaries	$15,111	$14,138
Other timing differences	1,638	1,474

Total gross deferred tax assets	16,749	15,612
Valuation allowance	(15,111)	(13,213)

Net deferred tax asset	$1,638	$2,399

Deferred tax liabilities - intangible assets acquired in business combination (see Note 16C)	$(5,871)	-

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2010	2009

Current assets – Deferred tax assets	$1,638	$2,207
Long-term assets – Deferred tax assets	-	192

	$1,638	$2,399

Long-term liabilities – Deferred tax liabilities	$(5,871)	-

The net changes in the total valuation allowance for the years ended December 31, 2010, 2009 and 2008 are $1,898 and $2,206 and $2,324, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

E.	Reconciliation of the statutory tax benefit (expense) to actual income tax benefit (expense)

	Year ended December 31,
	2010		2009	2008
Profit before taxes on income		$9,550	$11,902	$2,169
Tax rate		25%	26%	27%
Computed expected tax		(2,388)	(3,095)	(586)
Tax benefits arising from approved enterprises (*)		2,058	3,145	707
Changes in unrecognized tax benefits		(57)	2,561	(320)
Permanent difference and other		64	1,020	2,034
Change in valuation allowance		(1,898)	(2,206)	(2,324)
Foreign tax rate differential		859	117	239
Income tax benefit (expense)	$	(1,362)	$1,542	$(250)

(*) Net earnings per share – amounts of the benefit resulting from the Approved Enterprises:

Basic	$0.07	$0.11	$0.02
Diluted	$0.07	$0.10	$0.02

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

F.           Accounting for income tax uncertainties

The Company and its subsidiaries file income tax returns in Israel, the U.S and other foreign jurisdictions. The U.S. subsidiary files income tax returns in federal jurisdictions, and various states within the U.S. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

On June 30, 2009, the Company signed a settlement agreement with the ITA, relating to an audit of its income tax returns for 2004 through 2007. As a result of this agreement, the unrecognized tax benefits decreased significantly. In addition, in January 2010, the German subsidiary signed a settlement agreement with the German Tax Authorities relating to an audit of its income tax returns for 2002 through 2007. This agreement did not have a material impact on the Company’s financial position or results of operations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB ASC Subtopic 740-10, is as follows:

	2010	2009	2008
Balance at January 1	$3,974	$7,091	$6,771
Additions based on tax positions related to the current year	635	1,497	180
Additions for tax positions of prior years	-	507	140
Reductions for tax positions of prior years	(618)	(2,010)	-
Settlements	-	(3,111)	-
Balance at December 31	$3,991	$3,974	$7,091

Unrecognized tax benefits in the amount of $3,991, if recognized, would affect the effective tax rate of the Company. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months.

During the years ended December 31, 2010, 2009 and 2008 the Company recorded approximately $76, $248 and $415, respectively in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued $248 and $324 in the balance sheets as of December 31, 2009 and 2010, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 15 - Fair Value of Financial Instruments

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2010 and 2009:

		In active markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2010	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$11,181	$11,181	$-	$-
Long-term marketable securities	3,873	3,873	-	-
Derivatives	(132)		(132)	-
Total At December 31, 2010	$14,922	$15,054	$(132)	$-

		In active markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2009	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$21,847	$21,847	$-	$-
Long-term marketable securities	16,956	16,956	-	-
Derivatives	824	-	824	-
Total At December 31, 2009	$39,627	$38,803	$824	$-

Foreign Exchange Contracts

The Company and its subsidiaries complete transactions in currencies other than their functional currencies. The Company’s primary objective with respect to currency risk is to reduce net income volatility that would otherwise occur due to exchange-rate fluctuations. In order to minimize the risk of gain or loss due to exchange rates, the Company uses foreign currency derivatives. As of December 31, 2010, the Company held foreign currency forward contracts aggregating $2,121 hedging Australian dollar, $15,920 hedging Euros, and $40,478 hedging Israeli Shekel. Such instruments had a combined fair value loss of $132 and gain of $824 as of December 31, 2010 and 2009, respectively, based on quotations from financial institutions. The Company is not applying hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 16 - Acquisition and Investment

A.           Acquisition of Bravo pH monitoring business

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. (“Medtronic”) for $20,000 in cash. For accounting purposes, the transaction was valued at $20,501 (including transaction costs of $501).

During a twelve month transition period ended December 8, 2009, Medtronic supplied the Bravo system to the Company. During this time the Company completed the transfer of the manufacturing lines of this product to Israel. In addition, during this transition period, Medtronic completed product development tasks assigned to it under the acquisition agreements and received $500, initially held in escrow pending completion of these tasks on schedule. In addition, small percentage of the purchase price was put in escrow to secure Medtronic’s indemnity obligations under the acquisition agreement. The acquired Bravo business consisted of intangible assets related to the core technology of the business, manufacturing equipment, customer relationships, in-process research and development, and shares in a wholly owned subsidiary of Medtronic holding a number of intellectual property assets and goodwill.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 16 - Acquisition and Investment (cont'd)

A.           Acquisition of Bravo pH monitoring business (cont'd)

An amount of $4,700 of the purchase price was allocated to the estimated fair value of purchased in-process research and development, which, as of the closing date of the acquisition had not reached technological feasibility and had no alternative future use, and therefore charged to operating expenses upon acquisition.

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

Subsequently, in October 2009, the Board of Directors of GIKK approved an additional round of financing of $4.4 million (in Japanese Yen). The two other shareholders of GIKK declined to invest and the Company invested the entire amount and was issued 6.4 million new shares of GIKK. As a result, the Company’s share in GIKK increased to 86% of the total issued and outstanding shares of GIKK, as of December 31, 2009.

On July 7, 2010 the Company purchased the remaining 721,025 shares from the non-controlling   shareholder, representing the entire shares held by the seller, for a total consideration of approximately $403. As a result, the Company’s share in GIKK increased by 7%, to 93% of the total issued and outstanding shares of GIKK.

As to impairment of goodwill, see Note 17.

C.     Acquisition of Sierra

On April 1, 2010, as part of the Company’s strategy of expanding its product offerings, the Company completed the acquisition of Sierra, a leading provider of specialty diagnostic devices for the gastrointestinal tract (the “SSI Acquisition”). Under the terms governing the SSI Acquisition, on the closing date of the SSI Acquisition (the “SSI Closing Date”), the Company paid $34.8 million in cash for all of the issued and outstanding shares of Sierra’s common stock. Transaction costs in connection with the SSI Acquisition, in the amount of $936,000, were recorded as expenses in the Company’s consolidated statement of operations for the year ended December 31, 2010.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 16 - Acquisition and Investment (cont'd)

The Company accounted for the SSI Acquisition using the purchase method of accounting. The following table represents the final allocation of the purchase price of Sierra:

$ in thousands

Current assets	$7,967
Property, plant and equipment	533
Other long-term assets	65
Identifiable intangible assets:
In-process research and development	5,306
Technological intellectual property (1)	7,562
Backlog	612
Business-related intellectual property (2)	3,711
Goodwill	20,523
Total assets acquired	46,279
Current liabilities	4,761
Deferred tax liability	6,759
Other non-current liabilities	9
Total liabilities assumed	11,529

Net assets acquired	$34,750

(1)          Amortized over a period of 8 years.
(2)          Amortized over periods ranging from 8 to 15 years.

The goodwill is attributable to the significant synergies expected to arise after the Company’s acquisition of Sierra.

The operations of Sierra have been included in the consolidated financial statements of the Company from April 1, 2010.  The acquisition of Sierra contributed revenues of $17.9 million and net loss of $716 to the Company for the period from April 1, 2010 to December 31, 2010.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 16 - Acquisition and Investment (cont'd)

Below are certain unaudited pro forma, combined statement of operations data for the years ended December 31, 2010 and 2009, presented as if the SSI Acquisition had occurred on January 1, 2009, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets; and (b) estimated decrease in interest income due to the deduction of interest income on the Company’s cash, cash equivalents and marketable securities used as cash consideration in the acquisition.  This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition actually taken place at the beginning of 2009, nor is it necessarily indicative of future results.

	Year ended December 31
	2010	2009
	$ in millions
	(unaudited)
Net sales	$162.5	$160.3
Net income	$9.9	$12.9
Net income attributable to shareholders*	$10.2	$13.8
Earnings per share:
Basic	$0.34	$0.47
Diluted	$0.33	$0.45

*
Includes net amortization in the amount of approximately $766 and $1,528 and decrease in interest income of approximately $88 and $350  in 2010 and 2009, respectively. In addition, transaction costs of $936 that were recorded in 2010, were eliminated.

Note 17 - Goodwill

Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business acquired in December 2008 over the fair value of net assets (see note 16 A) and the excess of the cash invested over the fair value of the Company’s share in the net assets of its subsidiary in Japan.

Based on the annual impairment tests performed relating to the goodwill in the Japanese subsidiary, the Company recorded its impairment losses of $20, $483 and $406 in 2010, 2009 and 2008, respectively, as a result of ongoing operating losses. The Company recognized the impairment losses as part of the Operating expenses - other. All the goodwill related to the Japanese subsidiary has been written off.

The Company has set its annual impairment testing date for Sierra and for Bravo operations at December 31, 2010 and no impairment charge was recognized.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 17 - Goodwill (cont'd)

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009
Balance as of January 1
Goodwill	$4,475	$4,475
Accumulated impairment losses	(889)	(406)
	3,586	4,069
Goodwill acquired during the year	20,523	-
Impairment loss	(20)	(483)
Balance as of December 31
Goodwill	24,998	4,475
Accumulated impairment losses	(909)	(889)

	$24,089	$3,586

Note 18- Dividend

On February 10, 2009, the Board of Directors decided to declare and distribute a dividend of $0.54 per share. This dividend was paid on March 11, 2009. In making the decision to pay the dividend, the Board reviewed the Company's current and projected liquidity, its anticipated operating performance, and its growth strategies. No additional dividends are currently anticipated.