Form 20-F
period 2011-12-31
GIVEN IMAGING LTD
filed 2012-03-07
CIK 1126140

As filed with the Securities Exchange Commission on March 7, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011:

30,448,838 Ordinary Shares, par value NIS 0.05 per share

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting ☐ Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                      No ☒

GIVEN IMAGING LTD.

i

TRADEMARK DISCLAIMER

GIVEN, GIVEN & Design, PILLCAM, PILLCAM & Logo, PILLCAM EXPRESS, PILLCAM IMAGING CAPSULE & Design, AGILE, RAPID, RAPID ACCESS, FINGERS HOLDING A CAPSULE & Logo, ICCE, ICCE Logos, International Conference on Capsule Endoscopy, BRAVO, BRAVO PH SYSTEM, ENDONETICS, VUESPAN, VERSAFLEX, GEROFLEX, REPHLUX TRACER, ION, GASTROTRAC, BILITEC, DIGITRAPPER, PHERSAFLEX, MANOSCAN, MANOSHIELD, MANOVIEW, ACCUTRAC, ACCUVIEW, INSERTASSIST, BOLUSVIEW, and POLYGRAF ID are trademarks and/or registered trademarks of Given Imaging Ltd. its subsidiaries and/or affiliates in the United States and/or other countries. All other company or product names are the trademarks or registered trademarks of their respective holders. All rights not expressly granted are reserved.

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

ii

In addition, forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “will,” “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products and to provide evidence of the clinical and economic effectiveness of our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) quality issues and adverse events related to our products, such as capsule retention or aspiration, failure to attach or detach, bleeding or perforation, which could require us to recall our products and impact our sales and net income, (6) continuous supply of certain product or system components by third party suppliers, (7) the level of adoption of our products by medical practitioners, (8) the emergence of other products that may make our products obsolete, (9) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (10) protection and validity of patents and other intellectual property rights, (11) the impact of currency exchange rates, (12) the effect of competition by other companies, (13) the outcome of significant litigation, (14) the availability of reimbursement or other forms of funding for our products from government and commercial payors, (15) quarterly variations in operating results, (16) the possibility of armed conflict or civil or military unrest in Israel, (17) the impact of macro-economic and market conditions in our main markets, (18) our ability to successfully integrate acquired businesses, (19) changes and reforms in applicable healthcare laws and regulations and (20) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in this Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Except to the extent of the Company’s obligations under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

The selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009, have been derived from our audited consolidated financial statements not included in this Form 20-F, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial information set forth below in conjunction with our audited consolidated financial statements and the related notes as well as Item 5 — ”Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In Thousands, Except Share and per Share Data)
Statements of Operations Data:
Revenues	$177,955	$157,809	$141,763	$125,108	$112,868
Cost of revenues	(41,466)	(37,629)	(33,145)	(33,001)	(29,721)
Early repayment of royalty bearing government grants	–	–	–	–	(4,843)
Gross profit	136,489	120,180	108,618	92,107	78,304
Operating expenses:
Research and development, gross	(26,129)	(21,695)	(17,842)	(15,126)	(12,847)
In-process research and development acquired in a business combination	–	–	–	(4,700)	–
Government grants	1,113	1,477	1,109	1,530	1,242
Research and development, net	(25,016)	(20,218)	(16,733)	(18,296)	(11,605)
Sales and marketing	(75,014)	(67,114)	(61,428)	(60,902)	(55,446)
General and administrative	(23,078)	(25,138)	(18,919)	(19,320)	(20,981)
Termination of marketing agreement	–	–	–	5,443	22,860
Other, net	(397)	(759)	(1,220)	(867)	(422)
Total operating expenses	(123,505)	(113,229)	(98,300)	(93,942)	(65,594)
Operating profit (loss)	12,984	6,951	10,318	(1,835)	12,710
Financial income, net	1,343	2,599	1,584	4,004	5,520
Profit before taxes on income	14,327	9,550	11,902	2,169	18,230
Income tax benefit (expense)	(2,158)	(1,362)	1,542	(250)	(4,548)
Net profit	12,169	8,188	13,444	1,919	13,682
Net loss (profit) attributable to non-controlling interest	(191)	290	891	2,087	1,503
Net profit attributable to shareholders	$11,978	$8,478	$14,335	$4,006	$15,185
Basic earnings per ordinary share	$0.40	$0.29	$0.49	$0.14	$0.52
Diluted earnings per ordinary share	$0.39	$0.28	$0.47	$0.13	$0.49
Weighted average number of ordinary shares used in computing basic earnings per ordinary share	30,212,787	29,670,842	29,281,297	29,254,035	28,961,968
Weighted average number of ordinary shares used in computing diluted earnings per ordinary share	31,089,499	30,525,654	30,423,162	30,798,360	31,030,459

	As of December 31,
	2011	2010	2009	2008	2007
	(In Thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,285	$34,619	$46,458	$31,697	$37,103
Short term investments	64,762	51,973	31,736	28,509	23,191
Working capital	116,613	105,339	100,586	85,154	74,996
Long term marketable securities	16,003	3,873	16,956	30,063	41,629
Total assets	248,265	222,200	185,720	177,915	177,316
Long-term liabilities	13,202	13,266	5,886	5,084	3,938
Total liabilities	50,340	49,412	33,114	31,751	41,725
Accumulated deficit (1)	(12,729)	(24,707)	(33,185)	(31,721)	(35,727)
Total shareholders’ equity	197,634	172,688	151,928	144,171	133,595

(1)	In March 2009 we paid a dividend of approximately $15.8 million. See Note 18 of the notes to our consolidated financial statements.

Exchange rate information

The following table lists the high and low exchange rate of New Israeli Shekel to one U.S. dollar for the periods indicated as reported by the Bank of Israel:

Most Recent Six Months	High		Low

February 2012	NIS	3.803	NIS	3.700
January 2012		3.854		3.733
December 2011		3.821		3.727
November 2011		3.800		3.650
October 2011		3.763		3.602
September 2011		3.725		3.574

The following table lists the average exchange rate of New Israeli Shekel to one U.S. dollar for the periods indicated, as reported by the Bank of Israel, calculated based on the average of the exchange rates on the last day of each month during the period:

Year	Average Exchange Rate

2011	NIS	3.714
2010		3.732
2009		3.927
2008		3.563
2007		4.084

On February 29, 2012, the exchange ratio of NIS to U.S. dollar was NIS 3.7660 to $1.00.

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

A substantial portion of our revenues to date has resulted from sales of the PillCam SB capsule and to a lesser extent from sales of the Bravo system and our high resolution manometry products. We expect that a majority of our revenues for the foreseeable future will continue to come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $117.6 million, or 66% of our revenues on 2011, $110.2 million, or 70% of our revenues in 2010 and $110 million, or 78%, of our revenues in 2009. If we are unable to manufacture, market or sell any of our main products, and PillCam SB in particular, for any reason, including, for example, product recall, natural disaster, unavailability of components, hostilities in Israel or as a result of a legal action against us, our revenue growth and profitability could be materially adversely affected. For discussion on our disaster preparedness, see Item 4 —”Information on the Company — Manufacturing — Manufacturing Facilities and Disaster-Preparedness.”

Our future growth depends in part on our ability to market the PillCam SB capsule for additional indications other than obscure gastrointestinal bleeding.

To date, the PillCam SB capsule, which accounts for a significant majority of our revenues, has been used primarily for detection of obscure gastrointestinal bleeding, or OGIB. Our ability to expand the use and increase utilization of the PillCam SB capsule for the detection of additional small bowel abnormalities, such as Crohn’s disease, depends substantially on our ability to provide clinical evidence and economic analysis supporting such expanded use, our ability to educate and train our customers on these expanded use opportunities and our ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If we are unable to expand the use of the PillCam SB capsule beyond OGIB, sales of the PillCam SB capsule may decline or not increase as we expect.

If we are unable to expand reimbursement coverage from third-party payors for procedures using our products, or if reimbursement is insufficient to create an economic benefit for purchasing or using our products when compared to alternative procedures, demand for our products may not grow at the rate we expect.

Demand for our products depends significantly on the eligibility of the procedures performed using our products for reimbursement through government-sponsored healthcare payment systems and private third-party payors. Reimbursement practices vary significantly from country to country and within some countries, by region or state, and we must obtain reimbursement approvals on a country-by-country and/or region-by-region basis. In general, the process of obtaining reimbursement coverage approvals has been longer outside of the United States. Historically, we have experienced higher sales in territories in which we have received reimbursement coverage for our products and in territories in which health authorities and regulators approved the marketing or use of our products. We may not be able to obtain further approvals in a timely manner or at all and existing reimbursement coverage policies may be revised from time to time outside of our control by third-party payors. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for procedures using our products, or if reimbursement is, or is perceived by our customers to be, insufficient to create an economic incentive for purchasing or using our products or does not adequately compensate physicians and health care providers compared to the other procedures they offer, demand for our products may decline or not grow at the rate we expect.

If we are unable to market and sell our PillCam COLON capsule, we may miss a significant market opportunity and our revenue growth could be materially adversely affected.

We do not have regulatory clearance to market and sell PillCam COLON in the United States or Japan, two of our largest markets, and to date we have had only limited sales of our PillCam COLON capsule in countries relying on the CE mark certification system. There can be no assurance that we will be able to receive clearance from the United States Food and Drug Administration, or FDA, or the approval of the Japanese Ministry of Health, Labor and Welfare, or MHLW, for PillCam COLON in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization or screening of the colon. Our ability to market and sell the PillCam COLON successfully depends on one or more of the following:

•	Our ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule.

•
Receipt of FDA marketing clearance in the United States or regulatory approvals in other large markets such as Japan: We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.

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

•	The time it takes the physician to read the video captured by the PillCam COLON capsule.

•
The level of professional education and hands-on training of medical staff in performing the PillCam COLON procedure and reading and interpreting the images captured by the capsule, since the procedure and the reading are different than what many medical staff is used to with colonoscopy.

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

The principal factors affecting our gross margins are the volume of sales of our products, the sale prices, the product mix and the percentage of our sales made as direct sales. Our average gross margins over the last three fiscal years were 76.5%. Our gross margins in 2011 were 76.7%, compared to 76.2% in 2010 and 76.6% in 2009. There is no assurance we will be able to maintain or increase our gross margins. Our gross margins may be materially adversely affected if we acquire products having lower gross margins than our current products, if we launch a new product having lower gross margins than our existing products, if we reduce our prices due to promotional activities, competition or otherwise, or if our productivity declines for any reason. If our gross margins decline, our profitability may be adversely affected.

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

Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe, Japan, Australia and other countries. In addition, other companies from South Korea and China are selling capsule endoscopy systems for the small bowel in Europe, Asia and Australia and possibly other countries and may be selling these systems at a lower price than ours. We also have a number of competitors in and outside the United States in the field of manometry and pH measurement. If we are unable to compete effectively in the marketplace, we may lose market share, experience delays in completing sales as a result of a longer decision making process among potential customers, or experience erosion of our gross margins as a result of price pressure.

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

We frequently introduce new products or significant improvements to existing components of our products. Newer products or system components may not be able to support and work with older product versions. In order for as many of our customers as possible to utilize our most advanced technology, we need to manage new product introductions and installations efficiently, addressing concerns of customers regarding product upgrade costs, time constraints and training and education in light of possible short product life cycles. If we are unable to cause our customers to use the most advanced technology available or effectively address compatibility issues between older and newer products, we may harm our competitive position and our sales may be negatively affected. In addition, a failure to successfully manage the transition to newer products may result in obsolete inventory of older products, which we may be required to write off.

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

Since our inception, most of our revenues have been generated from sales in the United States. Sales in the United States accounted for $104.6 million, or 59% of our revenues in 2011, $97 million, or 61%, of our revenues in 2010 and $89.7 million, or 63%, of our revenues in 2009. Any disruption to our operations or market in the United States resulting from changes in management or the sales team of our U.S. subsidiary, adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside our control, may result in a material reduction in our revenues and negatively affect our operating results.

If we are unable to successfully market and sell our products in China and Japan, two of our significant potential growth opportunities may be materially and adversely affected.

We sell our products in Japan through a combination of our own sales force and local distributors and in China through an exclusive distributor.  Our ability to increase penetration into the Japanese and Chinese markets and grow our business depends significantly on our relationship with our distributors, our ability to expand indications for the use of our products and our ability to obtain regulatory clearance for additional products other than PillCam SB. Finally, our main competitor in the field of capsule endoscopy is based in Japan and competition in the Asia-Pacific region may be intense. If we are unable to successfully market and sell our products in China and Japan for any of the foregoing or other reasons, one of our significant potential growth opportunities will be materially and adversely affected.

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

We are required to adhere to the FDA’s Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. The FDA also requires us to adhere to the Quality System Regulation, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. The FDA enforces the Quality System Regulation through inspections. Our quality system is also subject to the Medical Devices Directive of the European Union requiring compliance with the International Standard Organization’s standards ISO 13485:2003, which are quality standards setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. If we fail a Quality System Regulation inspection by the FDA or a similar inspection by any other regulator, our operations could be disrupted and our manufacturing delayed. Failure of the Quality System Regulation inspection or other similar inspection could result in a shutdown of our manufacturing operations and a recall of our products, which would have a material adverse effect on our product sales, financial condition and results of operations.

If we fail to meet safety and quality requirements we may incur significant costs to recall our products from the market, lose market share and damage our reputation.

As a manufacturer of medical devices, our products are subject to safety and quality regulations. These regulations require us to report to regulatory bodies events where our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. Irrespective of an injury to any person, if we fail to meet these safety and quality requirements, we may need to recall our products from the market, or make changes to our products or shutdown our manufacturing operations, which in turn will result in losing market share, lower revenues and earnings and damage to our reputation. For details regarding recalls of our Bravo product in January and February 2012, see Item 5 – “Operating and Financial Review and Prospects - Operating Results – Revenues – Esophageal Manometry and pH Monitoring Products.”

We may be adversely affected by the imposition and enforcement of environmental laws and regulations.

We are subject to legislation and regulation by government agencies responsible for environmental and health laws and policies in the jurisdictions in which we conduct our operations. For example, our research and development and manufacturing processes involve the handling of potentially harmful hazardous materials, and we are subject to laws and regulations governing the use, handling, storage and disposal of these materials. In addition, we are required to comply with European Union Directive 2002/96/EC, entitled Waste Electrical and Electronic Equipment (WEEE) and EC No 1907/2006, entitled Registration Evaluation Authorization of Chemicals (REACH).

If we are found to have violated environmental laws or regulations, whether as a result of human error, equipment failure or other causes, we could be held liable for damages, penalties and costs of remedial actions which could materially adversely affect our business, financial condition and results of operations. Changes in these laws and regulations, or changes in their enforcement, could also adversely impact us by increasing our cost of compliance or operations. In addition, new laws or additional regulations, or more stringent interpretations of existing laws or regulations, could require us to spend additional funds on related matters in order to stay in compliance, thus increasing our costs and having an adverse effect on our results. We may also be banned from selling non-compliant products in certain jurisdictions, which could adversely affect our financial results.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, we will not be able to market and sell our products in that country or region.

In addition to the United States, Germany, France, Australia, Brazil, Canada and Israel, where we market and sell our products directly with our own direct sales and marketing organizations, we sell our products in more than 75 other countries through local distributors or representatives. To be able to market and sell our products in a specific country or region, we or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals for all of our products in each country or region in which we plan to market our products. If we modify our products, we or our distributors may need to apply for new regulatory approvals before we are permitted to sell them. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. In some countries, product registrations are done in the name of our local distributor and, if we have to change distributors, must be transferred to the new distributor.  In the past, this has occasionally caused delays in our ability to sell our products in a particular territory following a change of distributors and we may experience this problem again in the future.  If we or our distributors are unable to maintain our authorizations in a particular country or region, we will no longer be able to sell our products in that country or region, and our ability to generate revenues will be materially and adversely affected.

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

These laws may apply to the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, and may limit the kinds of financial arrangements we may have with hospitals, physicians, and other potential purchasers of medical devices. The anti-kickback statute, similar federal and state laws, and false claims laws prescribe substantial civil and criminal penalties for noncompliance. A government action against us under one of these legal regimes could result in financial and other penalties, delay or prohibit sales of some or all of our products or services and, even if unsuccessful, could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition. For details regarding pending proceedings, see Item 8 – “Financial Information – Legal Proceedings.”

Failure to comply with anti-corruption laws could subject us to penalties and other adverse consequences.

We may be subject to the United States Foreign Corrupt Practices Act and similar anti-corruption laws in other jurisdictions, which generally prohibit companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Such payments could be common in some foreign countries. If our employees or other agents are found to have engaged in such practices, we might be held responsible and could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators, and third-party payors to control these costs and, more generally, to reform the U.S. health care system. This legislation may, among other things, reduce Medicare provider reimbursement rates, introduce and/or pilot various new patient care and payment models and base reimbursement policies and rates on clinical outcomes and the comparative effectiveness and costs of different treatment technologies and modalities. In particular, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010. The legislation imposes significant new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales beginning in 2013. This significant increase in the tax burden on our industry could have a material, negative impact on our results of operations and our cash flows. The adoption of significant changes to the healthcare system in the United States could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products, could limit the acceptance and availability of our products, reduce medical procedure volumes and increase operational and other costs.  This could materially adversely affect our business and results of operations.

We rely on local distributors to market and distribute our products in most of the territories in which we sell them.

With the exception of Australia, Brazil, France, Germany, Israel, Canada and the United States, we rely on distributors for the marketing and distribution of our products. Under most of our agreements with local distributors, a distributor is granted the right to market our products for a specified period in a particular country or region, subject to the attainment of minimum sales targets. The distributor is required to prepare and submit to us for our approval a sales plan and to obtain and maintain the requisite regulatory and reimbursement approvals for our products. Our success in generating sales in countries or regions where we have engaged local distributors depends in part on the efforts of others whom we do not control. In 2011, we derived $43.6 million, or 25% of our revenues from sales to local distributors, compared to $36.7 million, or 23%, in 2010 and $30.9 million, or 21.8%, in 2009. To date, we have replaced a number of our distributors due to a failure to meet minimum sales targets and for other reasons. If we decide or it is otherwise becomes necessary to change a distributor, it may take us a period of time to locate an alternative distributor and to train its personnel to market our products and our ability to sell our products in that distributor’s country or region could be adversely affected.  In addition, terminated distributors may legally challenge our decision to terminate and demand compensation and damages; see, for example, the description of the dispute with our former distributor in Portugal in Item 8 – “Financial Information – Legal Proceedings”.  Such challenges may negatively impact the transition to a new distributor and our results of operation. Changes in distributors’ management, distributors’ financial position or distributors’ inventory management may also adversely affect our business.

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

Our corporate offices, main manufacturing facilities and research and development facilities are located in Israel. The political and national security environment in Israel may directly affect our operations. Armed conflicts between Israel and its neighboring countries and territories occur periodically and a protracted state of hostility, varying in degree and intensity over time, has in the past led to security and economic difficulties for Israel. These hostilities, any escalation thereof or any future armed conflict or violence in the region, could prevent us from using our corporate offices and primary manufacturing facility in Israel, and therefore harm our ability to manufacture and sell our products. For details regarding our disaster recovery plans, see Item 4 — ”Business Overview — Manufacturing facilities and disaster-preparedness.”

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

In 2011, we derived 64% of our revenues in U.S. dollars, 22% in Euro, 5% in Japanese Yen and 5% in Australian dollars, with the remainder denominated in other currencies. The currency denomination of our revenues depends on the location of the customer or the distributor used to fulfill our customers’ orders. Conversely, in 2011, in addition to our U.S. dollar and Euro-denominated liabilities, 26% of our expenses were denominated in New Israeli Shekels, or Shekels. Our Shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in Shekels. If the value of a currency in which our assets are denominated devalues against the value of a currency in which our liabilities are denominated, there will be a negative impact on our operating margins, as well as on our net income. Our revenues and expenses may not always be fully hedged against our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment, or alternatively, we may experience pressure to reduce prices in these markets. In addition, as of December 31, 2011, 18% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among the U.S. dollar, the Yen, the Shekel, the Australian dollar and the Euro.

Recent global economic market conditions may negatively affect our liquidity and financial results.

As of December 31, 2011, we had $24.3 million in cash and cash equivalents, which were held in bank accounts and deposits with maturities of three months or less located with a number of high rated banks inside and outside of Israel. In addition, as of December 31, 2011, we had $16.0 million invested in long-term marketable securities and $64.8 million in short term investments, primarily time deposits. Our cash and investments are subject to general credit, counterparty, liquidity, market and interest rate risks, which were exacerbated by the turmoil that has recently affected the financial markets and the global economy and caused credit and liquidity issues for a number of reputable financial institutions and a general economic slowdown. These risks associated with our investment portfolio may have a negative effect on our liquidity and financial results.

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

Our ordinary shares commenced trading on the Nasdaq Global Select Market in October 2001 and on the Tel-Aviv Stock Exchange in March 2004. In 2011, the closing price of our shares has ranged from $14.25 to $22.26 per share on the Nasdaq Global Select Market and NIS51.71 to NIS77.88 on the Tel-Aviv Stock Exchange. The price of our shares could fluctuate significantly for, among other things, the following reasons: macroeconomic or general market conditions, future announcements concerning us or our competitors, the existence and outcome of litigation concerning our intellectual property assets, changes in third-party reimbursement practices, regulatory developments, new clinical or economic data regarding our current or future products and political and national security environment in Israel. In addition, it is our practice to provide guidance to the market as to our expected revenues and earnings per share based on information available to us at the time of the guidance. If our operating results do not meet our guidance or the expectations of securities analysts or investors, the price of our shares would likely decline. In addition, based on our experience to date, we believe that many of our customers delay purchasing our products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales are concentrated at the end of each fiscal quarter making it difficult for us to determine the success of each quarter until its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, we believe that demand for our products may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and patients are more likely to postpone less urgent medical procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume and the concentration of ownership of our ordinary shares and changes in trading practices in our ordinary shares, such as short selling. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

The largest beneficial owner of our shares, IDB Holding Corporation Ltd., has significant influence over matters requiring shareholder approval.

The largest beneficial owners of our shares, IDB Holding Corporation Ltd., beneficially owned approximately 46.6% of our ordinary shares, as of December 31, 2011. As a result, IDB Holding Corporation Ltd. could exercise a significant influence over our operations and business strategy and has sufficient voting power to influence the outcome of many matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors, which has the authority to direct our business, appoint and remove our officers and declare dividends;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association which govern the rights attached to our ordinary shares.

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

Approximately 50% of our issued and outstanding shares are “control securities” available for resale on the Nasdaq Global Select Market subject, however, to volume limitations under Rule 144. In addition, all of our ordinary shares are available for resale on the Tel-Aviv Stock Exchange, subject to compliance with Regulation S under the Securities Act of 1933. Most of these restricted securities are held by the largest beneficial owner of our shares, IDB Holding Corporation Ltd. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have periodically experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

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

If, for any taxable year, our passive income, or our assets which produce passive income, exceeds specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders that may include having gains realized on the sale of our shares treated as, or taxed as, ordinary income (rather than as capital gains) and potential payment of interest on the taxes payable on such gains. Furthermore, the reduced rate otherwise applicable to certain qualified dividends would not apply to dividends paid by us to our shareholders and, in the case of certain “excess distributions” made by us, interest may also be payable on the taxes payable on such dividends. We believe we were not a PFIC for the fiscal year ended December 31, 2011. However, the tests for determining PFIC status are applied annually and are based in part on reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations, and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we cannot give any assurance that we will not become a PFIC, in particular, since the value of our shares is likely to fluctuate. For a more detailed discussion of the consequences of our being classified as a PFIC, see Item 10 - “Additional Information  - Taxation - Certain Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations.”  U.S. shareholders should consult their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

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

From 1998 through 2007 we received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or OCS, for the financing of a portion of our research and development expenditures in Israel. While to date we have paid all of our royalty obligations resulting from these grants, the restrictions associated with receiving such grants under the applicable law continue to apply. These restrictions may impair our ability to outsource manufacturing, engage in a change of control transaction or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the OCS for certain actions and transactions and pay additional royalties to the OCS. If we fail to comply with the R&D Law, we may be subject to criminal charges. See Item 10 - “Additional Information - Taxation - Taxation of Companies in Israel – Grants Under the Law of Encouragement of Industrial Research and Development, 1984.”

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

We currently have non-competition agreements with substantially all of our employees who are involved in research and development, most of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. In many jurisdictions, courts are increasingly refusing to enforce restrictions on competition by former employees or have interpreted them narrowly. For example, in Israel, where a majority of our research and development employees reside, courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

See Item 5 — ”Operating and Financial Review and Prospects” and Item 18 — ”Financial Statements” for a description of capital expenditures by us that are in progress or took place in the past three fiscal years and see “Business Overview” below for our history and important events in the development of our business. We have not made any divestitures during the same time period.

B. Business Overview

We develop, manufacture and market innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract. We pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in an ingestible disposable capsule. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that uses our disposable video capsules, which we refer to as the PillCam capsules. The PillCam capsules can be easily ingested by patients and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting to a portable recorder, enabling the gastroenterologist to view high quality video, images and data on a computer workstation, utilizing our proprietary RAPID software. We believe that capsule endoscopy is a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional tools for detecting gastrointestinal disorders. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures. In 2001, we commenced marketing the Given System, our capsule endoscopy platform, with our PillCam SB capsule for detection of disorders of the small bowel. Since November 2004, we also market and sell the PillCam ESO capsule for visualizing the esophagus. After receiving our first CE mark in 2007, we began selling the first generation of our PillCam COLON capsule in Europe. In 2010 we began limited marketing and sales of our second-generation PillCam COLON capsule in European countries, following receipt of the CE mark for this capsule in late 2009. We have also developed the Agile patency capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam SB capsule.

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

On April 1, 2010, we acquired privately-held Sierra Scientific Instruments, or Sierra, for $35 million in cash. Sierra was a leading provider of specialty diagnostic devices for the gastrointestinal tract. With this acquisition, we acquired Sierra’s business of developing, manufacturing and selling high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. We sell our high resolution manometry systems  under the name ManoScan 360. We also market and sell catheter-based pH and impedance monitoring systems we acquired from Sierra under the name Digitrapper™.

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

•
gastro-esophageal reflux disease , or GERD, which is a chronic disease in which the acidic stomach content flows back into the esophagus due to the weakening of the valve between the esophagus and the stomach, known as the lower esophageal sphincter. Stomach acid, enzymes and bile irritate the esophagus and cause a wide range of symptoms and complications. Most commonly persistent are severe heartburn and chest pain and esophagitis, which is inflammation of the esophageal lining. If left untreated, GERD can cause strictures, respiratory problems, esophageal ulcers, Barrett’s esophagus , a pre-cancerous condition and, ultimately, esophageal cancer;

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

Typical symptoms of the foregoing disorders include heartburn, upper or lower abdominal pain, bleeding, diarrhea, constipation, anemia, weight loss and nausea. Some of these symptoms are not specific to any particular disorder, but may be common to more than one underlying disorder, often requiring the gastroenterologist to make a differential diagnosis. We believe that PillCam capsule endoscopy, the Bravo pH monitoring system and our manometry and catheter-based impedance and pH monitoring systems can have a significant role in assisting gastroenterologists in making an evidence-based diagnosis of disorders of the small intestine, the esophagus and the colon. We believe that our products may also assist in ongoing management of patients with many of these disorders.

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

•
Esophageal Disorders. GERD is the most common esophageal disorder, affecting millions of lives in the United States. Estimates regarding the prevalence of GERD vary among sources. According to the AGA study mentioned above, there are approximately nine million physician office visits each year diagnosing GERD. It is estimated that approximately 10% to 15% of patients with GERD symptoms have Barrett’s esophagus, a pre-cancerous condition with an associated risk for esophageal cancer. Our Bravo pH monitoring system has a leading position in the market for pH testing, which is considered the standard diagnostic procedure for GERD. Our catheter-based pH and impedance monitoring products are also used in the diagnosis of GERD. Our high resolution pressure systems are designed to assist in the diagnosis of those esophageal disorders associated with malfunction of esophageal muscles, such as dysphagia and esophageal spasms. Esophageal varices is another serious disorder of the esophagus. This disorder is often a life-threatening complication of serious liver disease because it can lead to severe bleeding from dilated esophageal veins. Thus, it is very important to screen patients with cirrhosis of the liver for the presence of varices and to monitor those patients with known varices. We believe that the PillCam ESO capsule may provide an effective method for visualization of the esophagus in patients with esophageal varices.

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

Radiological Imaging

Radiological imaging is a commonly used method for initial detection of the small intestine and other parts of the gastrointestinal tract. Radiological imaging is used for detection of disorders of the esophagus only in limited situations, generally where gross structural lesions are suspected. During a radiological imaging examination, the patient swallows a contrast medium (such as barium), which is a dense liquid that coats the intestinal lining and provides contrast that allows the intestines to be visualized on x-ray film. The procedure produces a series of black and white x-ray images of the lumen, or cavity, of the small intestine. Radiological imaging is also used to visualize the colon in a test known as Barium Enema.  In this test, barium or other contrast agents are poured through a tube into the anus.  The barium blocks X-rays, causing the barium-filled colon to show up on the radiological image.

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

Catheter-based pH and impedance monitoring has a few limitations:

•	is typically performed over a 24-hour test period compared to the more accurate 48-hour test period offered by the Bravo wireless capsule;

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

Conventional Manometry

Manometry tests measure the contractile pressures inside an organ, such as the esophagus or the rectum. During this procedure, a pressure-sensitive tube, or “catheter,” is passed through the patient’s mouth or nose into the stomach for esophageal diagnosis, or through the anal canal for anorectal diagnosis. In esophageal manometry, a small amount of water is swallowed by the patient as the system records the contractile pressure wave of the esophagus and pressure activity of the upper and lower esophageal sphincters, which are valves controlling passage of food and liquids in and out of the esophagus. Anorectal manometry procedures involve insertion of the catheter in the anal canal and monitoring pressures of the anal sphincter and rectum as the patient undergoes various tightening and relaxation maneuvers. At the end of the examination, the catheter is removed and the data saved for analysis and reporting using a specially designed software. The pressure sensors on conventional manometry catheters are widely separated from one another and typically include only three to six sensors over a 10cm to 40cm long tube. As a result, conventional manometry has several limitations:

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

The Given Imaging Solution

Capsule Endoscopy

Our capsule endoscopy system referred to in this annual report as the “Given System,” features the PillCam capsule endoscope, a miniaturized video camera contained in a disposable capsule that is naturally ingested by the patient and delivers high quality color video images of the inside of the gastrointestinal tract in a painless manner. Capsule endoscopy with our PillCam capsules represents a fundamentally new approach to visual examination of the gastrointestinal tract and provides a solution to many of the shortcomings of other procedures by offering the following benefits:

•
Patient-Friendly Procedure with No Sedation. Capsule endoscopy provides a patient-friendly tool for the diagnosis of patients that present symptoms of suspected disorders of the small intestine, the esophagus and the Colon. Procedures with the PillCam capsules require no sedation and the capsules are easily ingested by the patient and do not use x-rays to produce images. Procedures with PillCam SB and PillCam ESO do not require significant patient preparation. The PillCam COLON procedure requires preparation and cleansing of the colon prior to ingesting the capsule, similar to colonoscopy. The PillCam COLON procedure itself, similar to other PillCam procedures, does not require sedation or the insertion of a tube into the body. We believe that this patient-friendly solution may increase the number of patients who undergo diagnosis, screening and monitoring of gastrointestinal disorders of the small intestine, the esophagus and the colon, since traditional methods are intimidating or uncomfortable for many potential candidates.

•
Improved or Comparable Diagnostic Yield for PillCam SB. Capsule endoscopy of the small bowel is the only wireless test that provides direct imaging of the entire small intestine. By comparison, double balloon endoscopy involves inserting a tube into the body, requires sedation and is skill- and time-intensive. Other methods provide access only to approximately the first one-third of the small intestine. As a result, clinical trials demonstrate that the PillCam SB capsule has a significantly higher diagnostic yield in detecting disorders of the small intestine when compared to other traditional modalities, including push enteroscopy and radiological imaging. Diagnostic yield means the number of patients who had a diagnosis made using a specific test expressed as a percentage. In addition, as demonstrated through clinical studies and ongoing experience with the Given System, a negative finding from the PillCam SB capsule, unlike conventional small bowel diagnostic techniques, has significant diagnostic value as it may allow physicians to rule out the existence of certain suspected abnormalities based on this finding, thereby avoiding the need to engage in additional costly or inconvenient diagnostic procedures.

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

•
Provides Convenient Digital Reporting, Storage and Remote Consulting Capabilities. The physician can review the video produced by the Given System without seeing the patient or having him or her remain in the office or clinic during the review, thereby providing the physician with greater flexibility. In addition, the RAPID software includes various features that enhance the physician’s efficiency and productivity, such as innovative display methods for faster review, localizing findings, help in identifying anatomical landmarks for easy orientation, managing images and patient information, reporting modules and convenient options for sending still images or short video files to the patient file, to the referring physician or a colleague for consultation. Some of these features are proprietary and covered by patents or patent applications, which we believe add an additional competitive advantage as physicians become more comfortable using these functions.

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

The PillCam capsules are not recommended for use by patients who have known or suspected gastrointestinal obstructions, narrowing, and certain other abnormalities, such as swallowing disorders. In patients with unsuspected or unknown obstructions, narrowing or certain other abnormalities of the gastrointestinal tract, the PillCam capsules can potentially become blocked from natural excretion, requiring hospitalization, and in some cases surgery, to remove it. According to the 2005 ICCE consensus report that was published in November 2005 in the peer-review journal Endoscopy, which defined practice guidelines and protocols for the use of both PillCam SB and PillCam ESO capsules by gastroenterologists, the rate of capsule retention depends on the indication. The rate of retention in patients with obscure gastrointestinal bleeding, or OGIB, is 1.5% (15 out of 1,089 cases); in patients with known Crohn’s disease it is 5% (4 out of 80 cases); and in patients with suspected Crohn’s disease it is 1.4% (1 out of 71 cases). The consensus report stated that the PillCam capsule has been reported to identify areas of narrowing of the gastrointestinal tract and there is nothing to indicate that the capsule itself is creating any obstructions or narrowing. The consensus report also stated that, while there is no accepted method of completely avoiding capsule retention, it is clear that obtaining a good medical history is the best single method to minimize such risk. Patients with abdominal pain, distension and nausea should be suspected of having a potential for capsule retention. Other risk factors include known Crohn’s disease and a history of chronic non-steroidal anti-inflamatory drug, or NSAID, use that is not necessarily current. A history of small bowel obstruction, previous small bowel resection or previous abdominal surgery is not in and of itself an indicator of probable retention. Once retention has been diagnosed, only endoscopic and surgical intervention has been shown to be effective for removal of the capsule. Surgical intervention is also recommended by the consensus report because it allows removal and treatment of the pathology that resulted in the capsule retention in the first place. There is no available data on the success of medical therapies for retention, such as initiating a course of steroids, stopping NSAIDs, or using prokinetics to aid in passing the capsule.

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

Catheter- Based pH Monitoring

With the acquisition of Sierra in April 2010 we acquired catheter-based products for pH and impedance measurement. Catheter-based pH testing involves inserting a small disposable catheter through the nostril and advancing it into the esophagus, where it measures pH levels, normally over a 24-hour period. It is typically administered on an outpatient basis and the patient is released to go about “normal” activities while a small catheter remains in place through their nose and extending to the bottom of their esophagus. The patient typically returns the next day so that the catheter may be removed and data uploaded from the recorder and into a software program for analysis.

The use of catheter-based pH monitoring is preferred over Bravo pH monitoring in cases where measurement is required over a longer section of the esophagus, such as in the case of impedance measurement, or if pH levels need to be measured at multiple locations, such as the upper and lower parts of the esophagus. The addition of impedance testing allows for the monitoring of non-acid reflux. It can be useful in association of symptoms with non-acid reflux and allow for certain tests to be done while the patient remains on acid suppressing medication.

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

Our high resolution manometry catheter includes 36 pressure sensors, compared to three to six sensors on a conventional manometry catheter, and is currently the only high resolution manometry catheter available in the market utilizing fully circumferential pressure sensors along the length of the catheter. This provides the following advantages:

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

ManoScan catheters and anorectal probes are limited use devices that typically require replacement every 200 to 400 uses. We also produce a proprietary disposable sheath that reduces the need for routine disinfection of the catheter between procedures. In addition to ManoScan high-resolution manometry, we also produce conventional manometry products under the Polygraph brand that remain a mainstay for esophageal and anorectal manometry in certain price sensitive markets. This system utilizes a choice of third-party single and multi-use catheters – also distributed by us.

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

•
PillCam ESO — The PillCam ESO capsule is used to visualize the esophageal mucosa. The PillCam ESO capsule is similar in size to the PillCam SB capsule and contains an imaging device and light source at both ends of the capsule. The procedure with PillCam ESO is fairly short and is done entirely within the physician’s office. In May 2011, we received FDA clearance to market and sell PillCam ESO 3, the third generation of this capsule, which incorporates many of the latest features of Given Imaging’s PillCam capsule technology, including advanced electronics and optics, a wider field of view and an image capture rate of up to 35 frames per second. With nearly double the frame rate available in the previous generation PillCam ESO, the PillCam ESO 3 capsule enables physicians to visualize the esophagus with improved confidence.

•
PillCam COLON — PillCam COLON is the third video capsule we have developed. PillCam COLON capsule measures 11 mm by 31 mm (approximately 0.43 by 1.29 inches), slightly larger than the PillCam SB and PillCam ESO capsules. It contains an imaging device and light source at both ends of the capsule. PillCam COLON is complementary to traditional colonoscopy and an appropriate exam for those patients who have received incomplete colonoscopy, are contraindicated for colonoscopy or are unwilling to undergo traditional colonoscopy. The platform for PillCam COLON includes some of the same elements as PillCam SB and PillCam ESO, including a sensor array and data recorder. Similar to other methods of colon visualization, the PillCam COLON capsule procedure includes a colon cleansing and preparation procedure, as well as additional cleansing agents to enhance capsule propulsion. However, the procedure does not require sedation, intubation, insufflation or radiation.

We began selling the first generation of this product in Europe in the second half of 2007, following receipt of the CE mark permitting us to market this product in the European Union. In November 2009, we received the CE mark for the second-generation of the PillCam COLON capsule, or PillCam COLON 2, which we began selling gradually in Europe during 2010. Currently, this product does not have FDA clearance for marketing in the United States or MHLW approval in Japan.

Since the lumen of the colon is wider than the small bowel and is highly compartmentalized, we have integrated several unique features into PillCam COLON 2, significantly enhancing this capsule over the first generation of the PillCam COLON capsule. The new PillCam COLON 2, combined with advancements in RAPID software and the new DataRecorder 3, or DR3, offers intelligent functionality, superior imaging, and convenient workflow. PillCam COLON 2 utilizes bi-directional communication which enables real-time adjustments to maximize colon tissue coverage. New RAPID software provides unique tools to increase reading efficiency and aid in image interpretation. The combined benefits of this state-of-the-art technology offer unique capabilities for minimally invasive visualization of the colon.

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

We believe that the availability of the Agile patency system contributes to the use of the PillCam SB capsule in the detection of disorders involving suspected or known gastrointestinal obstructions or narrowing, such as suspected or known Crohn’s disease.

Data Recorder, Sensor Array and SensorBelt.

After ingestion by the patient, the PillCam capsule transmits information from the body to a proprietary wireless data recorder. The data recorder is worn on a belt around the waist of the patient or hangs on a shoulder strap for the duration of the examination. The latest generation of our data recorder, DR3, enables communication to the capsules in addition to receiving capsule images. This capability of bi-directional communication is expected to significantly enhance operational efficiencies of the Given System, including improved energy control, optimization of the examination record length and easier adherence to required examination regimen.

The data recorder receives the data from inside the body through an array of antennae, or a sensor array, that is secured with adhesive pads to the patient’s body. SensorBelt is our latest antenna design in which the sensors are incorporated within a belt, eliminating the need for the medical staff to adhere sensors to a patient’s body. This antenna is used for capsule endoscopy of the small bowel with our PillCam SB capsule. The sensor belt reduces both the time required to prepare the patient for a capsule endoscopy procedure as well as the time spent on equipment maintenance.

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

Non-Imaging Products

Bravo pH Monitoring

The Bravo pH monitoring system consists of the following primary components:

•	a small pH capsule about the size of a gel capsule that is attached to the wall of the esophagus and transmits data to the receiver;

•	a proprietary delivery system that is used to place the Bravo capsule in the esophagus;

•	a pager-sized recorder worn by the patient that receives pH data from the Bravo capsule; and

•	proprietary pH analysis software used to perform the diagnosis.

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

Catheter-Based pH Monitoring

We market and sell the Digitrapper pH and impedance monitoring system. This system consists of the following primary components:

•	a portable data recorder capable of recording both pH and impedance signals;

•	single use pH and pH plus impedance catheters with a single and dual channels of pH sensing and up to six channels of impedance sensing;

•	AccuView pH and pH with impedance reflux analysis software; and

•	pH buffer solutions for pre-test calibration of the pH sensors, and other minor accessories.

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

When a customer reports a problem with any of our products, first line service is provided by our own technical personnel in the territories in which we operate directly. In territories in which we operate through a distributor, the distributor is responsible for providing first line service. If our personnel in the field or our distributors are not able to resolve the problem, the defective part is shipped to our main facility in Israel or Los Angeles for repair or replacement. Often, the defective part is replaced promptly out of a stock of spare parts we maintain in all of our direct territories. We are also able to resolve some service calls using remote access software that allows us to provide maintenance and support services for our products from a remote location, including our distributor’s office, through a telephone line or internet connection.

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

We market our products using either direct or indirect sales, depending on the potential size of the market and local market conditions. Currently, we market our products directly in Australia, Brazil, Canada, France, Germany, the United States and Israel. Our sales in direct markets accounted for approximately 75% of our revenues in 2011. In addition to our direct markets, we market and sell our products in more than 75 other countries through local distributors or representatives. Sales to our local distributors worldwide accounted for approximately 25% of our revenues in 2011. In each region, we support these distributors with the sales support, customer support, clinical and regulatory affairs and general management employees of our regional subsidiaries. Under standard terms of our distribution agreements, we generally grant to one distributor in each particular country or region the right to market our products for a defined period. During the contract period, the distributor is required to meet minimum sales targets set out in each distribution agreement. Generally, we may, in our sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets. To date, we have changed a number of our distributors due to failure to meet minimum sales targets and for other reasons. We have the right not to renew a distribution agreement if we are unable to reach an agreement with the distributor as to minimum sales targets during any renewal period. In general, each distributor is responsible for obtaining and maintaining any regulatory approvals or registrations required to sell our products in that distributor’s sales territory. Each distributor is also responsible for preparing and submitting to us for our approval a marketing plan for our products in that distributor’s sales territory. After receiving our approval of the marketing plan, each distributor is responsible for implementing the marketing plan, including, participating in local and national trade shows, conducting education and training sessions and conducting marketing clinical trials in its sales territory.

Capsule Endoscopy

Most of our revenues come from recurring sales of our PillCam capsules. Our marketing strategy in our mature and educated markets focuses on increasing the utilization of PillCam capsules by each account and consequently increasing capsule reorders. We seek to achieve this by conducting market research to receive feedback from our customers and evaluate their needs, by having a robust professional education program, by sponsoring and supporting clinical trials to generate clinical data supporting the use of our products, and working with third-party payors to obtain appropriate reimbursement in order to expand the use of our PillCam capsules for additional medical indications covered by the regulatory clearance we have for our capsules. We seek to maintain a close relationship with our customers, educating them about the clinical and economic benefits of our products and enhancing the operating efficiencies of the Given System. In new markets, our initial focus is on driving the placement of Given Systems in order to expand our market penetration in gastroenterology physician offices and gastroenterology departments within hospitals.

The clinical benefits of capsule endoscopy and its place in routine practice management are demonstrated in hundreds of articles published in peer-reviewed journals. We also use trade shows and scientific meetings and offer workshops, courses, videos and seminars to educate our customers. In 2011, we participated in the Digestive Disease Week, or DDW, and the annual meeting of the American College of Gastroenterology, or ACG, in the United States, and the United European Gastro Week, or UEGW, and numerous other national, regional and local trade shows. In addition, we held numerous regional and local courses and seminars and trained hundreds of physicians and nurses on capsule endoscopy and our products. Also, we occasionally collaborate with reputable institutions that are experienced users of our products to develop centers of excellence for our products and are working with these centers to develop training curriculum about our products and their use in clinical practice. We believe that these education programs helped also to expand the knowledge of participating physicians and provide an independent endorsement of the clinical value and importance of the Given System.

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

Catheter-Based Reflux Monitoring and Manometry

We market and sell our catheter-based pH, impedance and manometry products in the United States and Australia through the same sales organization selling our capsule endoscopy and Bravo products. Outside the United States and Australia, we sell these products through independent distributors. Some of these distributors do not have written agreements with us. Some of these distributors have had a prior relationship with us, having also distributed our capsule endoscopy or Bravo products, and others have not, which has resulted in us having more than one distributor in certain territories distributing different product lines. During 2011, we completed the integration of Sierra’s sales and distribution activities into our regional commercial management organizations. This integration is intended to leverage existing management and resources to provide increased marketing exposure, sales territory coverage, and efficiencies of scale in our distribution channels outside the United States.

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

•
advocacy for the use of high-resolution manometry to displace conventional manometry by leading experts in the field as evidenced in the Chicago Classification of esophageal disorders in development by a consensus group of internationally recognized experts using our ManoScan 360 high resolution manometry system; and

•
education of the gastroenterological community as to the growing medical evidence of risk associated with the existing widespread use of proton pump inhibitor, or PPI, an acid suppression medication, and the need for reflux testing.

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

For most of our capsule endoscopy products we have a robust, efficient, fully- or semi-automated manufacturing process. To date, we have been manufacturing our PillCam COLON capsule in a fixture-assisted manufacturing process, which is sufficient to meet the current demand for this product that is not yet cleared for marketing in the large markets of the United States and Japan. This capsule includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to us by single source suppliers. We are working to establish a robust, high volume manufacturing process for this capsule to allow us to meet the increased demand we expect if we are able to obtain regulatory clearances in the United States and/or Japan for our PillCam COLON capsule.

We believe we have adequate capacity to manufacture capsules needed to satisfy estimated demand for the foreseeable future.

We depend on single source suppliers for some of the components necessary for the production of our PillCam capsules. For example, we have sole suppliers for the imaging sensor and transmitter of all types of our PillCam capsules and for a few important components of our PillCam COLON capsule.  With some of our single source suppliers we do not have written contracts or long term contracts. We believe that in the ordinary course of business we would be able to arrange substitute sources of supply for critical components within approximately two years of lead time. We believe that if we need to find a substitute source of supply, our inventory of components and finished products, together with our right or expected ability to submit final purchase orders prior to termination of our agreements with some of these suppliers, should be sufficient to continue sales of the Given System for all or most of the lead-time period.

For a description of the risks associated with our dependence on single source suppliers, see Item 3 — ”Risk Factors — Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

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

For a description of the risks associated with our dependence on single source suppliers, see Item 3 — ”Risk Factors — Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

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

We rely on some single source suppliers that provide unique components or that have developed unique processes to manufacture certain components for the catheter assemblies. With many of these suppliers we do not have written contracts or long term contracts for some other components necessary for the production of our high resolution manometry catheters. We maintain high inventory levels of some critical components or otherwise believe that we would be able to arrange substitute sources of supply for all of our single source components within approximately three to twelve months of lead time. We believe that if we need to find a substitute source of supply, our relationship with our suppliers, our inventory of components, sub-assemblies and finished products and our right or expected ability to submit final purchase orders prior to termination of the supply relationship with these suppliers, should be sufficient to continue sales of our high-resolution catheters for all or most of the lead-time period.

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

Our conventional manometry platform, known as Polygraf, is manufactured by a subcontractor in Denmark. The relationship with this vendor was inherited as a result of a merger between Sierra and the gastroenterology diagnostic division of Alpine Biomed Corporation in September 2009 and we have since continued taking receipt of these devices from this supplier. We own the intellectual property associated with the Polygraf manometry platform and could transfer manufacturing and testing to a different supplier within an estimated six months, if necessary.

For a description of the additional risks associated with our dependence on single source suppliers, see Item 3 — “Risk Factors — Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.”

Disposable Sheaths

We design and manufacture various disposable sheaths for use with our high resolution and three dimensional high resolution catheters under the name ManoShield. Our facility in Vietnam is the primary manufacturing facility for ManoShields. These accessories are packaged in kits that include some off-the-shelf type components as well as some custom designed components manufactured specifically for this application. We rely on a few single source suppliers who provide unique components or who have developed unique processes to manufacture certain components to the disposable sheath assemblies according to our specifications. We do not have written agreements with these suppliers. We believe that based upon our planned inventory levels and projected ability to execute final buy orders, we should be able to maintain product availability continuity during the lead time required to qualify a replacement supplier, if necessary.

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

•	Ambulatory Recorders. We manufacture three different ambulatory data recorders:

•	We procure one finished goods configuration from a sole source U.S.-based supplier who owns the design and intellectual property.

•	We procure one configuration from a supplier in Denmark. We own the design and intellectual property for this device.

•	We have designed one configuration in-house and manufacture it in our facility in Yoqneam, Israel.

•	Analysis Software. We own two different internally-developed, proprietary analysis software applications which can be installed on a computer workstation.

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

Manufacturing Facilities and Disaster-Preparedness

In order to maintain our special tax benefits under our approved enterprise status, we conduct most of our manufacturing and a majority of our subcontracting in specific locations in Israel. We also have manufacturing facilities in Los Angeles for the manufacturing of our high resolution manometry catheters and a facility in Vietnam for the manufacturing of our pH and pH plus impedance catheters and other accessories. For more information, see Item 10 — ”Additional Information — Taxation — Certain Material Israeli Tax Considerations and Government Programs — Taxation of Companies in Israel — Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

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

The FDA requires us to adhere to the Quality System Regulation which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. In addition, we are required to comply with the Medical Devices Directive of the European Union requiring adherence to the International Standard Organization’s standard ISO 13485:2003, a European quality standard setting forth requirements for medical device manufacturers that are more specific than the general requirements specified in ISO 9001. These quality standards contain requirements that are generally similar to the Quality System Regulation required by the FDA.

Intellectual Property

An important part of our competitive strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents, trademarks, trade secrets and contractual arrangements. We intend to prosecute and defend our proprietary technology.

As of December 31, 2011, we owned or co-owned 361 issued patents in the United States, Australia, Belgium, Canada, China, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan and the United Kingdom covering different elements of our technology. Most of our patents cover inventions of our employees and consultants and some we acquired from third parties. For example, as part of the acquisition of the Bravo pH monitoring business from Medtronic in late 2008 and the acquisition of Sierra in April 2010, we acquired a number of patents and patent applications relating to various aspects of these products and technologies.

These patents expire between 2014 and 2029. We also hold four utility models in Germany. As of December 31, 2011, we also had more than 410 pending patent applications worldwide based on approximately170 priority applications relating to various elements and functions of our products and related enhancements.

Competition

Capsule endoscopy

Olympus Corporation markets and sells a competing capsule endoscopy system in all of the world’s major markets for our capsule endoscopy products, including the United States, Europe and Japan. In addition, a South Korean company is selling a competing system in Asia, Europe and Australia. Also, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries and in some European countries at lower prices than our system and presented its systems at industry trade shows outside Asia. We are aware of other companies attempting to enter the capsule endoscopy market or to commercialize capsule-based products for diagnosing gastrointestinal diseases.

While we have the largest market share in the capsule endoscopy field in most countries, generally competition has intensified in recent years with our competitors working to establish competing sales channels and grow their presence in the market. We believe that we have a competitive advantage compared to other sellers of capsule endoscopes. First, we were the first company to sell and market capsule endoscopes and have the largest installed base of customers and a recognized and trusted brand name. Second, we are focused on a diversified capsule and software portfolio for visualization of the esophagus, small bowel and colon while our competitors offer only a small bowel capsule at this time. Third, we believe our technology is superior to the technology embedded in the products introduced by competitors and we continue to invest to maintain this competitive advantage. Fourth, we provide comprehensive customer support, extensive professional education and training to physicians and nurses, and support clinical research worldwide. Finally, our capsule endoscopy products are supported by the largest body of clinical evidence having been tested in hundreds of clinical studies with the results presented at major gastroenterology meetings and in more than 1,500 peer-reviewed-articles.

In addition, we face competition from existing technologies for detecting gastrointestinal disorders and diseases, including traditional endoscopy and radiology. Our success depends in large part on convincing physicians to adopt the Given System over other technologies.

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

In motility measurement, also known as manometry, Sierra was the first company to develop, sell and market high resolution and three dimensional high resolution manometry systems and it has a recognized and trusted brand name in this field. We believe our technology is superior to the technology used by our competitors. For example, we are the only company offering and selling three-dimensional high resolution catheters. In addition, this technology was developed internally and we own or have exclusive license to use the know-how of our high resolution manometry technology, while the technology embedded in the high resolution manometry catheters sold by our main competitors was not developed by them and they are dependent on a single source supplier for the supply of these catheters. Finally, we have the largest sales force among our competitors in this field. We can leverage our sizable field sales force and the customer base of our capsule endoscopy and Bravo products to market and sell our manometry and pH measurement products and we expect this will increase our market share.

U.S. Government Regulation

FDA Clearance and Regulation

All of the products we market and sell in the United States have received FDA clearance. All of our products that have been cleared to date by the FDA have been cleared through the 510(k) clearance process that is further described below. Currently, we have FDA clearance to market the Given System with our PillCam SB and PillCam ESO capsules, as well as our functional diagnostic products, such as Bravo, Digitrapper and ManoScan in the United States. Our capsule endoscopy and manometry products are categorized as Class II devices. Our pH monitoring products are categorized as a Class I exempt device, the lowest risk category for medical devices.

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

510(k) Clearance Process. To obtain 510(k) clearance, an applicant must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” — either a previously 510(k) cleared device or a pre-amendment device for which the FDA has not called for premarket applications. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a premarket application approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the determination, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket application approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market application approval is obtained. Our PillCam SB and PillCam ESO capsules, the RAPID software and data recorder, the Bravo system and Sierra’s products have each received FDA marketing clearance under the 510(k) clearance process. We cannot be sure that any of our future products will be eligible for the same abbreviated regulatory treatment. Recently, the FDA has announced plans to review the 510(k) clearance process. Changes in existing regulatory requirements or adoption of new requirements may make it more difficult or prevent us from obtaining marketing clearance for our products in the United States.

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

Regulation in Japan and in Other Countries

In Japan, we have regulatory clearance to market our capsule endoscopy system with our second-generation PillCam SB capsule and our manometry and catheter-based pH monitoring systems. Marketing our other products in Japan will require additional, product-specific regulatory clearances. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from twelve months for products with only very minor modifications from previous cleared product versions, to a few years in the case of a completely new device.

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

In all of the countries in which we are currently selling our products we have either received regulatory approval or clearance or been informed that approval or clearance is not required. Renewals or updates of the regulatory status of our products in all these countries are done as required.

In many of the countries in which we sell our products through distributors, the regulatory clearance for our products, often referred to as the product registration, is issued in the name of our local distributor.  Applying, maintaining, extending or renewing regulatory clearances to our products in these countries may require actions by our distributors.  We therefore depend on our distributors to be able to sell our products in these countries.

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

For capsule endoscopy of the esophagus performed in a physician’s office, the CPT code includes a global value for both the technical and the professional components of the procedure. In the outpatient hospital setting, claims are submitted using the CPT code and paid by Medicare under the APC, which covers the technical component and includes the cost of the facility and supplies related to the procedure. The physician is paid for the interpretation separately. In November 2006, CMS assigned an upper gastrointestinal diagnostic category APC for capsule endoscopy of the esophagus in the hospital outpatient setting effective January 2007. In 2011, CMS re-assigned capsule endoscopy of the esophagus to a Level II upper gastrointestinal diagnostic APC category, effective January 2012.

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

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2011, most Medicare carriers and private third-party payors, with a total insured population in the United States of approximately 220 million individuals, also cover capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies.

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

Most of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using capsule endoscopy and some may require prior authorization. We are continuously seeking to convince third-party payors, through economic and health outcomes analyses, that capsule endoscopy of the small bowel should be used earlier in the typical diagnostic process for patients with inflammatory bowel diseases such as Crohn’s disease, and be entitled to reimbursement coverage without requiring upper endoscopy or radiology procedures to be performed prior to administering the capsule. As a result of these efforts, as of December 31, 2011, out of the 220 million individuals who have coverage in the United States for small bowel capsule endoscopy for suspected Crohn’s, approximately 51 million individuals have coverage that no longer requires an upper endoscopy and require only a colonoscopy as an endoscopic procedure to be performed prior to a small bowel capsule endoscopy procedure for detecting suspected Crohn’s , approximately 18 million individuals have coverage for a small bowel capsule endoscopy procedure in cases of known Crohn’s of the large bowel that require small bowel evaluation and 20 million individuals have coverage with no restrictions or limitations from their payers for capsule endoscopy. As of January 2012, approximately 35 million individuals with known Crohn’s disease who remain symptomatic after receiving treatment and there is no suspected or confirmed gastrointestinal obstruction, stricture or fistulae, have access to capsule endoscopy of the small bowel for diagnostic re-evaluation.  This new coverage supports the recently revised clearance to use PillCam SB to monitor inflammatory bowel disease, such as Crohn’s.

As of December 31, 2011, approximately 45 million individuals had reimbursement coverage for capsule endoscopy of the esophagus using our PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease. Numerous third-party payors are reimbursing this procedure on a case-by-case basis. We have established a toll-free reimbursement help-line whereby reimbursement specialists assist our customers with general information about the process of submitting prior authorizations, claims and appeals in the event of a denial.

As of December 31, 2011, approximately 220 million individuals in the United States had reimbursement coverage for catheter-based pH monitoring procedure and Bravo pH monitoring procedure. The most common accepted indications for coverage are for patients with esophageal reflux who are being considered for surgical anti-reflux repairs and patients with normal endoscopic findings and reflux symptoms who are unresponsive to therapy.

As of December 31, 2011, approximately 220 million individuals in the United States had reimbursement coverage for esophageal manometry. Esophageal manometry is a procedure for determining how well the muscle of the esophagus works when diseases of the muscle are suspected by measuring pressures generated by the esophageal muscles. The most common accepted indications for coverage are evaluation of the esophagus when there is reflux of the stomach acid and contents back into the esophagus, evaluation of swallowing disorders (dysphagia) and evaluation of chest pain that may be coming from the esophagus.

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

In 2011, for procedures performed in a physician’s office, the national average global fee paid by Medicare under the CPT code for capsule endoscopy of the small bowel was $920, an increase of $58 compared to 2010. For procedures performed in an outpatient hospital setting, the national average physician fee paid by Medicare was $197, an increase of three dollars compared to 2010, and the national average payment rate to the hospital for the technical component was $701. These payment rates are modified annually. Effective January 1, 2012, the national average global fee paid by Medicare for a procedure in a physician’s office was increased to $940, the national average physician fee for the professional component of a hospital outpatient procedure remained at $197 and the national average payment rate to the hospital for the technical component increased to $731 due to an increase in the APC rate for gastrointestinal small bowel procedures classified under APC 142.

For capsule endoscopy of the esophagus, in 2011, the national average global fee paid by Medicare for a procedure in a physician’s office was $737. The national average physician fee paid by Medicare in an outpatient hospital setting was $54 and the national average payment rate to the hospital for the technical component was $612, under the APC 141 for upper gastrointestinal procedures. Effective January 1, 2012, the national average global fee paid by Medicare for a procedure in a physician’s office increased to $745, the national average physician fee paid by Medicare in an outpatient hospital setting remained at $54 and the national average payment rate to the hospital for the technical component increased to $887 due to the change in the APC from APC 141 into APC 419 for Level II upper gastrointestinal procedures.

For Bravo pH monitoring, in 2011, the national average global fee paid by Medicare for a procedure in a physician’s office was $485 compared to $451 in 2010. The national average physician fee paid by Medicare in an outpatient hospital setting was $84, the same as in 2010, and the national average payment rate to the hospital for the technical component was $282, compared to $275 in 2010, under the APC 361 for Level II alimentary tests. Effective January 1, 2012, the national average global fee paid by Medicare for a procedure in a physician’s office increased to $508, the national average physician fee paid by Medicare in an outpatient hospital setting remained at $84 and the national average payment rate to the hospital for the technical component increased to $286 under the APC 361 for Level II alimentary tests.

For catheter-based pH monitoring, in 2011, the national average global fee paid by Medicare for a procedure in a physician’s office was $198 compared to $191 in 2010. The national average physician fee paid by Medicare in an outpatient hospital setting was $52, the same as in 2010, and the national average payment rate to the hospital for the technical component was $282, compared to $275 in 2010, under the APC 361 for Level II alimentary tests. Effective January 1, 2012, the national average global fee paid by Medicare for a catheter-based pH monitoring procedure in a physician’s office increased to $200, the national average physician fee paid by Medicare in an outpatient hospital setting decreased to $51, and the national average payment rate to the hospital for the technical component increased to $286 under the APC 361 for Level II alimentary tests.

For esophageal manometry in 2011, the national average global fee paid by Medicare for a procedure in a physician’s office was $188 compared to $183 in 2010. The national average physician fee paid by Medicare in an outpatient hospital setting was $69 compared to $68 in 2010, and the national average payment rate to the hospital for the technical component was $282, compared to $275 in 2010, under the APC 361 for Level II alimentary tests. Effective January 1, 2012, the national average global fee paid by Medicare for an esophageal manometry procedure in a physician’s office decreased to $187, the national average physician fee paid by Medicare in an outpatient hospital setting decreased to $68 and the national average payment rate to the hospital for the technical component increased to $286 under the APC 361 for Level II alimentary tests.

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

In Europe, the population with reimbursable access to small bowel capsule endoscopy at the end of 2011 was approximately 226 million, similar to the situation at the end of 2010. The number of people in Europe with reimbursement for indications in addition to OGIB at the end of 2011 was approximately 161 million. In January 2011, the German Ministry of Health has announced its intention to create an outpatient reimbursement code for PillCam SB capsule endoscopy for obscure gastrointestinal bleeding. The declaration began a process for establishing a medical code, after which the 73 million Germans covered by the public health system, or about 90% of the entire German population, will have access to the PillCam SB procedure, with full reimbursement under the German statutory health insurance system. We estimate that a medical code will not be in place before 2013.  Approximately eight million Germans, or 10% of the population, already have coverage for PillCam SB capsule endoscopy through private health insurers. PillCam SB capsule endoscopy has been covered for inpatient use in Germany since 2004. In addition, in January 2011, Germany’s Institut fuer das Entgeltsystem im Krankenhaus (INEK, Institute for Reimbursement in Hospitals) published the 2011 update of the Diagnosis Related Group , or DRG, Codes and Grouper algorithm, which includes an inpatient reimbursement pathway for PillCam® COLON capsule endoscopy. The Grouper algorithm assists in determining the reimbursement value of a particular use of this capsule. Any publicly insured individual, or approximately 90% of the German population, will have coverage under this updated scheme, which establishes a reimbursement framework for PillCam COLON capsule endoscopy as an inpatient hospital procedure for a number of cases, enabling hospitals to seek reimbursement for such cases.

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

In December 2010, Brazil’s Medical Association issued a reimbursement code for capsule endoscopy of the small bowel, which is expected to gradually enable all of Brazil’s 190 million citizens to have access to capsule endoscopy with our PillCam SB capsule over the next few years.

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

C. Organizational Structure

Given Imaging Ltd. is organized under the laws of the State of Israel and, as of the date of this annual report, held directly or indirectly the outstanding capital stock of the following subsidiaries and in the following ownership percentages:

Name of Subsidiary	Country of Incorporation	Percentage Ownership

Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	Delaware	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging K.K. (1)	Japan	93
Given Imaging (Asia-Pacific) PTE Ltd.	Singapore	100
Given Imaging (Asia) Company Ltd.	Hong Kong	100
Given Imaging do Brazil Ltda.	Brazil	100
Given Imaging(Los Angeles) Holding Corporation	Delaware	100
Given Imaging (Los Angeles) LLC	Delaware	100
Given Imaging Vietnam Co., Ltd.	Vietnam	100
Endonetics, Inc.	California	100

(1) In March 2012 we signed a definitive agreement to purchase the remaining 7% of this subsidiary for $650,000.

D. Property, Plants and Equipment

We lease a total of approximately 12,000 square meters (approximately 129,166 square feet) in Yoqneam, Israel, hosting our corporate headquarters and a number of production lines, under a lease that expires on December 31, 2018.

We believe that our existing facilities will be adequate to meet our production and other needs in Israel for the foreseeable future.

Our subsidiaries are party to the following leases:

•	Given Imaging, Inc. leases 3,363 square meters (35,579 square feet) of office and warehouse space in Duluth, Georgia under a lease that expires in May 2015;

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

•
Given Imaging do Brazil leases 20 square meters (215 square feet) of office space in Sao Paulo, Brazil, pursuant to a lease that expires in March 2012 and is automatically renewable for an additional indefinite period.

•	Given Imaging (Los Angeles), LLC leases 1,411 square meters (15,180 square feet) of office and manufacturing facility in Los Angeles, California pursuant to a lease that expires in July 2012; and

•	Given Imaging Vietnam Co. Ltd leases 1,091 square meters (11,739 square feet) of factory and office space in Ho-chi-minh City, Vietnam pursuant to a lease expiring February 28, 2014.

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

We commenced marketing the Given System with the PillCam SB capsule for detection of disorders of the small bowel in 2001. We later developed and began marketing PillCam ESO for visualizing the esophagus and PillCam COLON for visualizing the colon.  As of December 31, 2011 we had sold more than 1.5 million capsules, mostly PillCam SB capsules, in more than 75 countries worldwide and had approximately 5,500 active customers.  We have also developed a patency capsule, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam capsules.

In December 2008, we acquired the Bravo pH monitoring business from Medtronic. This was our first acquisition since our inception. The Bravo pH monitoring system is the only wireless, catheter-free pH test for GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. At the time of this acquisition, the Bravo pH monitoring business consisted primarily of intangible assets, goodwill, customer relationship and in-process research and development.

On April 1, 2010, we acquired Sierra Scientific Instruments, or Sierra. Sierra was a leading provider of specialty diagnostic devices for the gastrointestinal tract. With this acquisition, we advanced our goal of providing comprehensive diagnostic solutions to our customers in the field of  gastroenterology. From a financial perspective, this acquisition has contributed to the growth of our revenue and profitability. This acquisition enabled us to diversify our product and geographic revenues through access to additional products, people, and manufacturing assets.

We were incorporated in Israel in January 1998. We raised approximately $53.2 million of net proceeds in our initial public offering in October 2001 and have been listed since then on the Nasdaq Global Select Market. We completed a follow-on offering in June 2004 in which we raised additional net proceeds of $44.3 million. Since March 2004, our shares have also been listed on the Tel-Aviv Stock Exchange. We devote substantially all of our resources to developing and marketing devices to detect gastrointestinal disorders, acquiring new products and technologies in the field of gastroenterology, performing clinical trials and selling our products worldwide.

Revenues

We derive most of our revenues from recurring sales of our PillCam SB capsules to our existing installed base, from sales of our Bravo system and sales of our high resolution manometry systems, known as the ManoScan family of equipment, and catheter-based pH and pH and impedance monitoring systems. To a lesser extent, we derive our revenues from sales of capsule endoscopy capital equipment, such as RAPID workstations and data recorders, software, such as RAPID Access. We also derive a small portion of our revenues from post-sale customer support contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. We also derive limited revenues from sales of our Agile patency system.

Revenue Breakdown. A majority of our revenues is generated from sales of our PillCam capsules, particularly PillCam SB capsules. In 2011, we derived approximately 66.1% of our revenues from sales of our PillCam SB capsules, compared to 70% of our revenues in 2010 and 77.9% of our revenues in 2009. Sales of each of the PillCam ESO capsule and the PillCam COLON capsule were insignificant in these periods. The percentage of PillCam SB capsules revenues out of total revenues has declined primarily due to the increased sales of Bravo, manometry and catheter-based pH products.

In 2011, we derived approximately 11.1% of our revenues from sales of the Bravo system and its components, compared to 11.7% of our revenues in 2010 and 10.6% of our revenues in 2009. In 2011, we derived approximately 16% of our revenues from sales of our ManoScan and Digitrapper products, compared to 11.3% during the last three quarters of 2010, following our acquisition of Sierra in April 2010. We expect that sales of the Bravo system and our Digitrapper and ManoScan products will continue to contribute significantly to our revenues, particularly in the United States. We also expect that a majority of our revenues in the future will continue to come from recurring sales of our capsules.

The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	$				% of Annual Revenues
	2011	2010		2009	2011	2010	2009
	(U.S. Dollar in Thousands)
Workstations, RAPID Access and data recorders	$9,060	$8,120		$11,523	5.1%	5.0%	8.1%
PillCam SB capsule	117,561	110,189		110,371	66.1	70.0	77.9
PillCam COLON capsule	1,798	1,291		1,021	1.0	1.0	0.7
Other capsule endoscopy products	1,217	1,205		1,420	0.7	0.7	1.0
Bravo business	19,746	18,603		14,985	11.1	11.7	10.6
Manometry, catheter-based pH and Impedance	28,460	17,913	*	N/A	16.0	11.3 *	N/A
Service and accessories	113	488		2,443	--	0.3	1.7
Total	$177,955	$157,809		$141,763	100%	100%	100%

* Represents revenues from April 1, 2010

Capsule Endoscopy Products

Workstations and Data Recorders. In 2011, our revenues from the sale of capsule endoscopy workstations and data recorders decreased compared to our revenues from the sale of these products in 2010. Typically, sales of capital equipment are more significant in new markets or in areas where a major reimbursement announcement occurs. In the more mature markets, such as Europe and the United States, our revenues from the sale of workstations and data recorders are decreasing compared to prior periods. The decrease in revenues from sale of capital equipment in those other markets is attributable to both lower quantities of workstations and data recorders sold and lower average selling price. We believe this decrease in revenues from sale of capital equipment is due in part to our already existing large installed based in the major markets, in part to the global economic crisis that has caused customers to delay capital investment decisions and in part due to competitive pressure.

In addition, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment, or replace older equipment of many customers with newer versions of our capital equipment, at a reduced price. This resulted in a lower average selling price for our capital equipment.

RAPID Access. In 2009 we launched a version of our software, which we call RAPID Access, that can be installed on customers’ hardware and enables PillCam capsule endoscopy study management to be performed in a network environment. RAPID Access supports a variety of customized workflow models to best suit the customers’ unique needs, including import of patient demographic data and export of procedure reports, in addition to accessing network resources such as storage drives and printers. Most customers prefer this version of our software over the stand-alone RAPID workstations due to the customers’ reluctance to invest in capital equipment and the operational convenience afforded by working in a network environment.

PillCam SB. Substantially all of our revenues from capsule sales were attributable to sales of the PillCam SB capsule, which we began selling worldwide in the fourth quarter of 2001. We believe this is primarily because the market for the PillCam SB capsule is currently a more developed market, including in terms of the scope of reimbursement coverage around the world, the large amount of clinical data to support the use of this capsule and the lack of other accepted imaging modalities of the small bowel.

In 2011, worldwide PillCam SB sales were $117.6 million, compared to $110.1 million in 2010. This growth in sales is attributable to our growth in the EMEA and AP/J regions, as further described below in this Item 5 under "geographical breakdown". We expect recurring sales of the PillCam SB capsule to continue to account for a substantial majority of our revenues from capsule sales in 2012. In March 2011, we received updated clearance from the FDA our PillCam SB capsule. The PillCam SB capsule has been cleared since 2001 for the visualization of the small bowel mucosa and may be used as a tool in the detection of abnormalities of the small bowel in adults and children from two years of age. The updated labeling allows us to promote the use of this capsule for monitoring inflammatory bowel disease, such as Crohn’s disease.  We plan to increase our sales and marketing activities for this indication and expect that it will contribute to increased sales of this capsule in 2012, primarily in the United States.  Gradual implementation of recent reimbursement coverage announcements for PillCam SB in Germany and Brazil, which we describe in more details below in this section under the heading “Reimbursement,” are also expected to contribute to increased sales of PillCam SB over the next few years.

Conversely, there are a few factors having a negative impact on the growth rate of sales of our PillCam SB capsule, including a decrease  in endoscopic procedure in the United States, which usually precede the use of capsule endoscopy, and a decrease in sales to distributors in certain European countries due to difficult macroeconomic environment.

PillCam ESO. We have marketed the PillCam ESO in the United States since November 2004. Since then, sales of our PillCam ESO were insignificant due primarily to the lack of favorable reimbursement coverage, as well as limited clinical data to support widespread use of the PillCam ESO capsule compared to other available alternatives to visualize the esophagus and detect esophageal disorders.

As of December 31, 2011, approximately 45 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices, a common condition in patients diagnosed with cirrhosis of the liver, a chronic liver disease. Reimbursement coverage for the use of PillCam ESO in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than esophageal varices, is not expected before additional clinical data supporting such use is available. Because esophageal varices is not a common condition in the general population, we expect that sales of PillCam ESO in the foreseeable future will continue to be immaterial to our total revenues. We believe that sales of the PillCam ESO capsule could increase when and if there is clinical data and reimbursement coverage to support and cover the use of this capsule in GERD patients; however, significant market development, planning and other resources are required to achieve these results and there is no assurance that we will be able to do so.

PillCam COLON. PillCam COLON is the third capsule we developed. To date, sales of our PillCam COLON capsule have been insignificant. PillCam COLON has not yet received FDA marketing clearance in the United States or MHLW approval in Japan. We failed to obtain FDA clearance for the first generation of this capsule unveiled in 2007; however, in early 2012, we received regulatory clearance to market and sell the first generation of PillCam COLON in China.  During 2009, we achieved substantial progress with the development and commercial plans for our second-generation PillCam COLON capsule, including completing an initial clinical study conducted in five hospitals in Israel designed to evaluate the performance of new technologies embedded in the new colon capsule and the PillCam platform with encouraging results. In September 2009, following completion of this initial trial, we obtained the CE mark permitting us to market the second-generation PillCam COLON capsule in the European Union. In November 2009, we introduced this product at a European medical conference and began limited sales in Europe during 2010 and 2011. In June 2011, we began a large, multi-center, pivotal clinical study comparing PillCam COLON to optical colonoscopy.  This study will support our planned 510(k) submission to the FDA. Seventeen sites will enroll a total of 800 patients, aged 50 to75 years, who are at average risk for colonic polyps and comprise the normal screening population. We expect it will take approximately until June 2012 to complete enrollment and analyze the data from this study and we plan to submit the data to the FDA during the fourth quarter of 2012. In November 2011, we began our pivotal clinical study with PillCam COLON in Japan.  This study will enroll 72 patients and is expected to end in June 2012.

There can be no assurance that we will have sufficient data to submit our second-generation PillCam COLON for FDA clearance or MHLW approval, or that we will be able to obtain FDA clearance or MHLW approval for this capsule, or even if we do, that this capsule will achieve widespread market acceptance as superior to existing technologies for visualization or screening of the colon.

We believe the following are important factors in determining the success of our PillCam COLON capsule in the foreseeable future:

•
Receipt of FDA marketing clearance in the United States or regulatory approvals in other large markets such as Japan: We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.

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

•	The time it takes the physician to read the video captured by the PillCam COLON capsule.

•
The level of professional education and hands-on training of medical staff in performing the PillCam COLON procedure and reading and interpreting the images captured by the capsule, since the procedure and the reading are different than what many medical staff is used to with colonoscopy.

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

We believe that there is a significant market opportunity for the PillCam COLON capsule as a simple, cost effective and non-invasive procedure for both diagnostic and screening applications. We believe that PillCam COLON is a suitable diagnostic procedure for patients who are unable to undergo colonoscopy due to higher risk for complications, such as patients taking blood thinning medications, patients with a higher risk of cardiopulmonary events during or after sedation, or those at risk of bowel perforation.

We also believe that our PillCam COLON capsule is a suitable procedure for colon screening. According to guidelines of professional associations in the United States, it is estimated that approximately 88 million people over the age of 50 or that are otherwise at increased risk for colon cancer need to be screened annually in the United States, yet patient compliance is estimated to be in the range of 50% to 60%. Patient compliance rates in Europe and Japan are believed to be significantly lower. We believe that the PillCam COLON procedure will eventually provide a non-invasive cancer screening alternative for patients. However, further procedure development as well as significant additional clinical data to support the use of this capsule as a screening tool is necessary before we can realize this market opportunity.

While we expect PillCam COLON to be a significant growth driver for us in the foreseeable future, we do not expect it will have significant impact on our revenues until we are able to obtain marketing clearance for this product in the U.S. and Japan, which will not occur in 2012.  In the meantime, we market PillCam COLON in Europe for visualization of the colon in patients who refuse to undergo traditional colonoscopy or in cases of incomplete colonoscopies.

Esophageal Manometry and pH Monitoring Products

Bravo pH Monitoring. In 2009, we added the Bravo pH monitoring products to our product portfolio following the acquisition of this product line from Medtronic in December 2008. Sales of this product contributed significantly to our revenue growth since 2009, particularly in the United States. In 2011, sales of the Bravo products were approximately $19.8million, or 11% of our total sales, compared to $18.6 million, or 12% of our total sales, in 2010 and $14.9 million, or 10.6% of our total sales, in 2009. Outside the United States, the Bravo pH monitoring system has not been widely used, primarily due to lack of market development and we believe there is a potential for revenue growth of this product outside the United States over the next several years.

In January 2012, the Company conducted a voluntary recall of certain lots of our Bravo product.  The recall was related to reports that, in some cases, the Bravo capsules were not attaching or detaching from the esophagus as intended.  The Company developed a root cause analysis of this issue and developed a plan to remediate the problem. In accordance with this recall and remediation plan, we replaced affected product lots with new products manufactured according to newly defined product specifications and tolerances.  In February 2012, we initiated a second voluntary recall of certain additional lots of the Bravo product due to continued reports of failures to attach to the esophagus. All recalled lots have been replaced with new products manufactured according to the most updated product specifications and tolerances.

These recalls did not have a material adverse effect on our financial results to date; however, if we need or are required to recall the Bravo product from the market again, on a temporary or permanent basis, make changes to this product or shutdown our manufacturing operations due to these or other quality issues, our sales of the Bravo product may decline, our financial results could be materially adversely affected and we may suffer damage to our reputation that could adversely affect sales of our other products.  It is also possible that we could be subject to lawsuits relating to the product failures.

Catheter-based Products. The manometry, impedance and catheter-based pH monitoring products and technologies we acquired from Sierra in April 2010, have advanced our goal of providing comprehensive solutions to our customers. This acquisition strengthened our position as a global leader in the gastro-esophageal diagnostic market. From a financial perspective, this acquisition has significantly contributed to our revenue growth in 2011 and is expected to continue to be a growth driver to our revenues and profitability in 2012. This acquisition enabled us to diversify our product and geographic revenues through access to additional products, people, and manufacturing assets.

The primary technology we acquired from Sierra is esophageal manometry. Esophageal manometry is a test to measure the pressure inside the esophagus. Sierra pioneered the development of high-resolution solid state manometry in which motility physiology is clearly visualized through the length of the esophagus. This technology is embodied in our industry-leading ManoScan family of equipment. It represents Sierra’s primary innovation and competitive strength. We also market and sell catheter-based reflux monitoring products for measurement of pH or a combination of pH and impedance in the esophagus. In 2011, we sold approximately $28.5million of manometry and catheter-based pH monitoring products,  compared to approximately $17.9 million in the last three quarters of 2010 (we acquired these products from Sierra in April 2010).

We expect that our future revenue growth will continue to depend, in part, on our ability to grow the Bravo pH monitoring business and our manometry and catheter-based pH and pH plus impedance monitoring businesses, in particular in light of the fact that the growth rate of sales of the PillCam SB capsule, our primary selling product, has declined from 2008 through 2011 compared to prior years, particularly in the United States.

Geographical Breakdown

The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	2011	2010	2009
Americas	61%	64%	63%
EMEA	26%	25%	27%
AP/J	13%	11%	10%

Sales in the Americas region were $108.8 million in 2011, compared to $100.6 million in 2010 and $89.7 million in 2009. PillCam SB sales in the Americas in 2011 were $66.9 million, similar to the $67.6 million in 2010.

We believe that the slight decline in sales of PillCam SB in the United States is due in part to the maturity of the market for the most common use of the PillCam SB capsule, namely the detection of obscure gastrointestinal bleeding, or OGIB. If we are unable to expand the use of the PillCam SB capsule beyond OGIB, particularly in the United States, sales of the PillCam SB capsule may decline or not increase as we expect. In addition, there was a decline in the number of upper and lower endoscopy procedures, which are often performed by physician prior to prescribing capsule endoscopy or are required by third-party payors as a preceding condition for covering capsule endoscopy procedures. The decline in the number of endoscopic procedures may be attributable to the economic slowdown in the United States and may continue in 2012.

Offsetting the decline in sales of capsule endoscopy products in the United States, were sales of the Bravo products, which increased to $18.4 million, or by 8%, compared to $17.0 million in 2010, and sales of Sierra’s products, which increased to $19.2 million, or by approximately 71%, compared to $11.2 million in the last three quarters of 2010 since our acquisition of Sierra in April 2010. In the United States, we have one of the largest field sales force and marketing organization among our competitors in this field of specialty GI diagnostic equipment. We plan to leverage this sizable sales force and marketing resources along with the customer base of our capsule endoscopy products to increase the sales of our manometry and pH measurement products.

In January 2012, we began operating directly in Brazil through a wholly-owned subsidiary.  We expect this new direct market to contribute to revenue growth in the Americas region, in particular in light of the December 2010 reimbursement announcement in Brazil, which is described below, and is expected to gradually enable all of Brazil’s 190 million citizens to have access to capsule endoscopy with our PillCam SB capsule over the next few years, although the exact timing is not in our control and is unpredictable.

In EMEA, sales in 2011 increased by 12% to $45.1 million, compared to $40.2 million in 2010. This increase is attributable to the additional sales of $5.3 million of our Sierra products, which we began selling in April 2010 following the acquisition of Sierra. PillCam SB sales in the EMEA region increased to $33.1 million, or by 16%, from $28.6 million in 2010. This increase is primarily attributable to a recovery from the decline in sales in certain indirect distribution markets in 2010. However, the economic environment in Europe is still volatile and uncertain, resulting in decreased healthcare spending by governments in the region, more conservative purchasing patterns by customers in the region and financial difficulties to a few of our European distributors. Consequently, our ability to accurately predict and estimate our financial results in Europe has been negatively affected.  The reimbursement coverage announcements in January 2011 in Germany, our single largest market in EMEA, for the use of PillCam SB for obscure gastrointestinal bleeding in an outpatient setting, and for PillCam COLON for inpatient use, which we describe in more details below in this section under the heading “Reimbursement,” are expected to contribute to the growth of our capsule endoscopy product sales in Germany over the next few years. However, the date on which this reimbursement becomes effective is not in our control and unpredictable.

Sales in the AP/J region increased by 40% to $24.1 million, compared to $17.1 million in 2010. Sales of PillCam SB sales in the AP/J region increased to $17.6 million, or by 26%, compared to 14.0 million in 2010, attributable primarily to a significant sales growth in China following the appointment of a new distributor with a large sales force dedicated to capsule endoscopy and an increase in sales in Australia.   Any difficulties in our business in China could have a material adverse effect on our revenue growth plans.  We do not have regulatory clearance to sell our Bravo system in Japan and sales of this product in other countries in this region were insignificant.

We expect that a majority of our revenues from a single market in the foreseeable future will continue to come from the United States, mainly due to the size of the market, the size of our direct sales force, our ability to leverage existing market share to generate additional sales, a favorable reimbursement system and general acceptance of new technologies among physicians. However, we expect that in 2012 the growth rate in sales of our capsule endoscopy products outside the United States will continue to be higher than the growth rate in the United States.

Seasonality

We believe that demand for our products may be affected by seasonal factors, mainly during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to our products due to summer vacations, and patients are more likely to postpone less urgent diagnostic procedures until later in the year.

Reimbursement

Capsule endoscopy

We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect our revenues.  Availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase our products and perform medical procedures with them. Once a payor has decided to provide reimbursement for use of our products, the level of reimbursement coverage provided also becomes a key factor in a physician’s decision. We estimate that as of December 31, 2011, reimbursement for small bowel capsule endoscopy was available worldwide to approximately 600 million people. In the United States approximately 220 million people are covered with most reimbursement policies providing coverage for a number of small bowel indications, including obscure gastrointestinal bleeding, suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. In December 2010, Brazil’s Medical Association issued a reimbursement code for capsule endoscopy of the small bowel, which is expected to gradually enable all of Brazil’s 190 million citizens to have access to capsule endoscopy with our PillCam SB capsule over the next few years.

In Europe, reimbursement coverage for small bowel capsule endoscopy was available for approximately 226 million people as of December 31, 2011, and reimbursement coverage for expanded indications, such as Crohn’s disease and other small bowel disorders was available for approximately 161 million people at the end of 2011. This includes approximately 60 million people in France. In January 2011, the German Ministry of Health has announced its intention to create an outpatient reimbursement code for PillCam SB capsule endoscopy for obscure gastrointestinal bleeding. The declaration began a process for establishing a medical code, which normally takes up to 15 months, but is out of our control and may take longer.  After establishment of this medical code, the 73 million Germans covered by the public health system, or about 90% of the entire German population, will have access to the PillCam SB procedure, with full reimbursement under the German statutory health insurance system. Approximately eight million Germans, or 10% of the population, already have coverage for PillCam SB capsule endoscopy through private health insurers. PillCam SB capsule endoscopy has been covered for inpatient use in Germany since 2004. The establishment of an outpatient reimbursement code for PillCam SB capsule endoscopy represents an important milestone for us, potentially enabling us to significantly increase our annual sales in Germany from the current level of several million dollars after receipt of the medical code.

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

In Japan, the entire adult population (approximately 105 million people) is eligible for reimbursement of the PillCam SB capsule procedure for small bowel indications with OGIB. Reimbursement coverage for use of the PillCam SB capsule in the detection of gastrointestinal bleeding is available for approximately 20 million individuals in Australia and New Zealand.

In addition to continuing our efforts to expand reimbursement coverage, we have made significant efforts to educate our customers regarding coverage conditions and rates. For example, we maintain frequent contact with existing and potential third-party payors on the one hand, and with our customers on the other hand. We believe that increased customer awareness and knowledge is important to remove any misunderstandings that may exist among physicians regarding the availability of reimbursement or coverage rates and to allow more patients to access the benefit of our technology. We also maintain a reimbursement telephone support line in the United States to respond directly to inquiries from customers.

We also work constantly to improve reimbursement coverage for the PillCam SB capsule. First, we are working with third-party payors to expand the number of International Statistical Classification of Diseases, known as ICD, diagnosis codes, for small bowel diseases. ICD diagnosis codes are used to classify diseases and a wide variety of medical symptoms, findings and complaints and to report diagnoses to third-party payors to support medical necessity for services provided. We believe that the availability of more ICD diagnosis codes for small bowel-related conditions will enhance the ability of physicians to submit and receive payment for claims relating to small bowel diagnostic procedures using our PillCam SB capsule, which, in turn, may result in an increased usage of this capsule. Second, we continue our efforts to convince third-party payors, through economic and health outcomes analyses, that capsule endoscopy of the small bowel should be used earlier in the typical diagnostic process for patients with inflammatory bowel diseases, such as Crohn’s disease, and be entitled to reimbursement coverage without requiring upper endoscopy and radiology procedures to be performed prior to administering the capsule. We believe this could increase physicians’ use of the PillCam SB capsule. As of December 31, 2011, approximately 51 million individuals in the United States had reimbursement coverage for PillCam SB following colonoscopy as the only endoscopic procedure to be performed prior to administration of the PillCam SB capsule.

As of December 31, 2011, 45 million individuals in the United States have coverage for using our PillCam ESO for the diagnosis of esophageal varices.

To date, other than the recent coverage in Germany for inpatient hospital use, there is no reimbursement coverage for procedures with our PillCam COLON capsule. This capsule is new to the market and more clinical evidence will be necessary to support reimbursement. Reimbursement coverage for this capsule in the United States and Japan is not expected in the foreseeable future.

Esophageal motility and pH monitoring

As of December 31, 2011, approximately 220 million individuals in the United States had reimbursement coverage for catheter - based pH monitoring, Bravo pH monitoring and esophageal manometry procedures. The most common accepted indications for coverage for pH monitoring are for patients with esophageal reflux who are being considered for surgical anti-reflux repairs and patients with normal endoscopic findings and reflux symptoms who are unresponsive to therapy and those patients that are refractory to PPI therapy. The most common accepted indications for coverage of esophageal manometry is when there is reflux of stomach acid and contents back into the esophagus, to determine the cause of swallowing problems (dysphagia) and to evaluate chest pain that may be coming from the esophagus.

Outside the United States, reimbursement coverage for our esophageal motility or pH monitoring products varies significantly country by country. In many countries it exists for manometry and catheter-based pH monitoring, in others it does not exist at all and in others still it is insufficient to cover the cost of the procedure.

For discussion of the reimbursement rates applicable to various procedures with our products see in Item 4 — ”The Business of the Company — Business Overview — Third-Party Reimbursement — Reimbursement Rates.” Reimbursement rates may also be modified in the future. Based on recent history, we do not expect that modest changes to reimbursement rates will have a material effect on our business.

Competition

Capsule endoscopy

Olympus Corporation markets and sells a competing capsule endoscopy system in all of the world’s major markets for our small bowel capsule endoscopy products, including the United States, Europe and Japan. In addition, a South Korean company is selling a competing system in Asia, Europe and Australia. Also, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries and in some European countries at lower prices than our system and has presented its systems at industry trade shows outside Asia.

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

Despite the competition, we believe we are the leading company in the capsule endoscopy field and that our capsule endoscopy products have a number of advantages over competing products. First, we were the first company to sell and market capsule endoscopes and have the largest installed base of customers and a recognized and trusted brand name. Second, we have resources dedicated primarily to capsule endoscopy, which we believe are greater than the dedicated resources of most of our competitors. Third, we are focused on a diversified capsule and software portfolio for visualization of the esophagus, small bowel and colon while our competitors offer only a small bowel capsule at this time. Fourth, we provide comprehensive customer support, extensive professional education and training to physicians and nurses, and support clinical research worldwide. Fifth, we believe our technology is superior to the technology embedded in the products introduced by competitors and we continue to invest to maintain this competitive advantage. Finally, our capsule endoscopy products are supported by the largest body of clinical evidence, having been tested in hundreds of clinical studies with the results presented at major gastroenterology meetings and in more than 1,500 peer-reviewed-articles.

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

In pH monitoring, we are the only company offering both wireless pH monitoring technology, which we acquired in the Bravo acquisition, and catheter-based pH monitoring capability, which we acquired from Sierra. This allows us to offer both pH monitoring techniques according to physician preference and medical circumstances.

In motility measurement, also known as manometry, Sierra was the first company to develop, sell and market solid-state high resolution and three dimensional high resolution manometry systems and it has a recognized and trusted brand name in this field. We believe the technology we acquired from Sierra is superior to the technology used by our competitors. For example, we are the only company offering and selling three-dimensional high resolution catheters. In addition, Sierra developed its technology internally and we own or have exclusive license to use the know-how related to our high resolution manometry technology, while the technology embedded in the solid-state high resolution manometry catheters sold by our main competitors was not developed by them and they are dependent on a single source supplier for the supply of these catheters. Our acquisition of Sierra also allows us to offer impedance technology, which is currently only available with catheter-based products. Impedance-based reflux testing is important in the view of some physicians to determine whether a patient has non-acid reflux and to show how far up the esophagus the content goes because reflux can, in some cases, reach high enough to infiltrate the pharynx, larynx and even trachea. This can lead to asthma symptoms, speech problems and even dental problems. We also offer impedance manometry catheters, where our higher impedance sensing resolution, compared to our competitors’ products, combined with our unique data visualization method produces a clearer and more intuitive visualization of the movement of food and liquid content within the esophagus. Finally, we have the largest field sales force and marketing organization among our competitors in this field. We can leverage this sizable sales force and marketing resources along with the customer base of our capsule endoscopy and Bravo products to market and sell our manometry and pH measurement products. We expect that this combination of the largest sales force and the full range of products that no other competitor can offer is a significant competitive strength and will increase our market share.

Customers and Customer Concentration

We market and sell our products through a direct sales force in the United States, Germany, France, Canada, Australia, Brazil and Israel. We rely on third-party distributors in international markets outside these countries. We sell our products primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2011, we derived $43.6 million, or 25%, of our revenues from sales to local distributors, compared to $36.7 million, or 23% in 2010. However, sales to distributors in 2010 included only three fiscal quarters of sales of the products we acquired from Sierra, which we began selling in April 2010. Our direct sales revenues are derived from a large number of individual customers and have higher gross margins. In 2011, no single direct sales customer accounted for more than 0.3% of our revenues and no single distributor accounted for more than 3% of our revenues. It is our policy to require pre-payment or collateral or security in connection with sales to most distributors. Due to these factors, the geographical dispersion of our customers and certain trade insurance tools that we use, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

Cost of Revenues and Gross Margins

Cost of revenues consists primarily of materials and components, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff assembling our products, warranty costs and product liability insurance.

The principal factors affecting our gross margins are related to the volume of sales of our disposable products, the sale prices, the product mix (namely, the proportion of our revenues derived from sales of capital equipment compared to sales of capsules and the proportion of sales of esophageal manometry and pH measurement products compared to sales of capsule endoscopy products), as well as the percentage of our sales made as direct sales. In general, our gross margins from capsule sales are higher than our average gross margins from sales of capital equipment, such as workstations and data recorders. A primary reason for the lower gross margins of capital equipment is that from time to time, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment, or replace older equipment of many customers with newer versions of our capital equipment, at a reduced price or at no charge. In addition, our gross margins in territories in which we use our direct sales force are generally higher than our gross margins in territories in which we market and sell our products through third-party distributors. Our gross margins from sales of the Bravo system and of our manometry and catheter-based pH monitoring products are lower than our gross margins related to our capsule endoscopy products. Generally, our gross margins may also be negatively impacted as a result of increasing direct competition in our field.

Our average gross margins over the last three fiscal years were 76.5%. Our gross margins in 2011 were 76.7%, compared to 76.2% in 2010 and 76.6% in 2009. The decrease in gross margins in 2010 is attributable to a one-time charge and ongoing purchase price allocation expenses related to the acquisition of Sierra. The decline was offset by reduced material costs of PillCam SB, improved efficiencies in the manufacturing process and the transition of the Bravo manufacturing activities to Israel. Gross margins were also negatively affected in 2010 by the mix of products sold. Gross margins for our manometry products improved in 2011 after we completed the integration of the operational and manufacturing functions of the Sierra business.

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

Equity-Based Compensation. Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Under Accounting Standard Codification, or ASC 718-20, we recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees using the modified prospective method for the valuation of our equity-based compensation. The application of this accounting standard has a material impact on our earnings per share. In 2011, we recognized $7.4 million in equity-related compensation expense, compared to $8.5 million of equity-related compensation expense in 2010. We expect to continue our practice of granting equity awards to our directors, officers, employees and consultants. The resulting compensation expenses in 2010 and 2011 were impacted by various factors, primarily the number of equity awards we granted and their fair value at the date of grant.

Financial Income, Net. Financial income, net consists primarily of interest earned on our cash balances, interest income from marketable securities and foreign exchange gains or losses, net of financing expenses.

Taxes. In 2011, Israeli companies were generally subject to income tax at the corporate tax rate of 24%. This tax rate for 2012 is 25%. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in “Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

As of December 31, 2011, we have recorded a net deferred tax asset of $1.5 million. On a regular basis, we estimate our actual current tax exposures and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The deferred tax asset represents our assessment of accumulated losses that could be carried forward to future years to reduce taxable income in those future years and other expenses that were already recognized for accounting purposes but will be recognized for tax purposes only in future years. We consider projected future taxable income and tax planning strategies in making this assessment. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we cannot record a tax benefit, or must include an expense within the tax provision in the statement of operations. The deferred tax asset may be realized over time, depending upon the generation of future taxable income during the periods in which those accumulated losses become deductible.

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

Net Loss Attributable to Non-Controlling Interests in Subsidiary. Net loss attributable to non-controlling interests in subsidiary consists of the losses attributed to the minority shareholders in our Japanese subsidiary, Given Imaging K.K, of which we owned 93% as of December 31, 2011.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 of the notes to our consolidated financial statements. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

•
Revenue Recognition. We recognize revenues from sales of our products upon shipment, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. In any case, revenues are not recognized for an initial sale of a system until all equipment has been delivered so that the customer may use and operate the system as a whole for its intended purpose. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize revenue based on the term of the support period, which is generally a one-year period following the sale. The fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the standard warranty period for our products. In 2010, we elected to early adopt ASU 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements,” and therefore for multi-element arrangements that include tangible products that contain software that is essential to the tangible product’s functionality and undelivered software elements that relate to the tangible product’s essential software, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value, (ii) third-party evidence of selling price, and (iii) best estimate of the selling price. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flow.

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

•
Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposures and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and any related valuation allowance. We have recorded a net deferred tax asset of $1.5 million as of December 31, 2011. Based upon our projections for future taxable income in our U.S. subsidiary over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the unreserved benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

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

We may incur additional tax liability in the event we decide to distribute intercompany dividends from some of our non-Israeli subsidiaries; however we do not expect these subsidiaries to distribute dividends in the foreseeable future.

•
Accounting for Equity Awards. We account for equity awards according to SFAS ASC 718-20. ASC 718-20 requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. In 2011, we recognized equity-based compensation expense in the amount of $7.4 million. Compensation costs recognized in 2011 also include compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2011. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

•
Accounting for Business Combinations. The acquisitions of the Bravo product line and the business of Sierra were accounted for by the purchase method. The results of operations of the Bravo business were included in the consolidated financial statements of the Company commencing December 2008. The results of operations of the Sierra business were included in the consolidated financial statements of the Company commencing April 2010. The consideration for each acquisition was attributed to net assets on the basis of fair value of assets acquired as determined by management. In making such determinations, management has considered and relied in part upon a report of  a third party appraiser. Identifiable intangible assets, including purchased in-process research and development, were valued utilizing a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed. The purchase price allocated to patents of the existing core technology, customer relationships, trade names and trademarks is being amortized using the straight line method over a period of eight years to twenty years, which approximates their expected useful lives. These definite life intangible assets will be evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the Bravo acquisition, amounts assigned to tangible and intangible assets to be used in a particular research and development project that has not reached technological feasibility and have no alternative future use, were charged to “in-process research and development acquired in a business combination” among operating expenses at the acquisition date. In addition, in the Bravo acquisition, transaction costs were included in consideration paid and consequently attributed to net assets as part of the purchase price allocation. As to the Sierra acquisition, revised accounting guidelines for business combinations were implemented. Accordingly, amounts assigned to tangible and intangible assets to be used in a particular research and development project that has not reached technological feasibility and have no alternative future use, were recognized as an intangible asset, which will be amortized once the project reaches technological feasibility. Applying the revised guidance, transaction costs were expensed and not included in consideration paid for the purpose of the purchase price allocation. Goodwill reflects the excess of the purchase price paid in each acquisition over the fair value of net assets as of the date of the acquisition. Goodwill is not amortized but rather tested for impairment at least annually.

Results of Operations

Our consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 are set forth below:

	Year Ended December 31,
	2011	2010	2009
	(In Thousands)
Statements of Operations Data:
Revenues	$177,955	$157,809	$141,763
Cost of revenues	(41,466)	(37,629)	(33,145)
Gross profit	136,489	120,180	108,618
Operating expenses:
Research and development, gross	(26,129)	(21,695)	(17,842)
Government grants	1,113	1,477	1,109
Research and development, net	(25,016)	(20,218)	(16,733)
Sales and marketing	(75,014)	(67,114)	(61,428)
General and administrative	(23,078)	(25,138)	(18,919)
Other, net	(397)	(759)	(1,220)
Total operating expenses	(123,505)	(113,229)	(98,300)
Operating profit	12,984	6,951	10,318
Financial income, net	1,343	2,599	1,584
Profit before taxes on income	14,327	9,550	11.902
Income tax benefit (expense)	(2,158)	(1,362)	1,542
Net profit	12,169	8,188	13,444
Net loss (profit) attributable to non-controlling interest	(191)	290	891
Net profit attributable to shareholders	$11,978	$8,478	$14,335

Our historical operating results as a percentage of net revenues for the years ended December 31, 2009, 2010 and 2011 are set forth below:

	Year Ended December 31,
	2011	2010	2009
Statements of Operations Data:
Revenues	100%	100%	100%
Cost of revenues	(23.3)	(23.8)	(23.4)
Gross profit	76.7	76.2	76.6
Operating expenses:
Research and development, gross	(14.7)	(13.7)	(12.6)
Government grants	0.6	0.9	0.8
Research and development, net	(14.1)	(12.8)	(11.8)
Sales and marketing	(42.1)	(42.6)	(43.3)
General and administrative	(13.0)	(15.9)	(13.3)
Other, net	(0.2)	(0.4)	(0.9)
Total operating expenses	(69.4)	(71.7)	(69.3)
Operating profit	7.2	4.4	7.3
Financial income, net	0.8	1.6	1.1
Profit before taxes on income	8.0	6.0	8.4
Income tax benefit (expense)	(1.2)	(0.8)	1.1
Net profit	6.8	5.2	9.5
Net loss (profit) attributable to non-controlling interest	(0.1)	0.2	0.6
Net profit attributable to shareholders	6.7%	5.4%	10.1%

Non-GAAP Financial Measures

In our earnings press releases and conference calls we discuss non-GAAP gross profit, operating profit, net income and earnings per share which are not calculated in accordance with U.S. GAAP. Our management uses non-GAAP financial measures in assessing our results and in planning, forecasting and analyzing future trends. We also use non-GAAP financial measures internally to evaluate our performance, to compare against work plans and budgets and ultimately to evaluate the performance of management and management compensation. In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that have a non-recurring impact on our financial statements, or which, in the judgment of management, are items that as a result of their nature or size could, had they not been singled out, potentially cause investors to extrapolate future performance from an improper base.  While not all inclusive, examples of these items primarily include non-cash charges related to employee stock based compensation expenses, charges related to amortization of purchase price allocation, or PPA, and tax benefits. We believe these non-GAAP measures, when taken together with the corresponding U.S. GAAP financial measures, provide meaningful and useful supplemental information to investors regarding our performance. However, these non-GAAP financial measures should be considered in addition to, and not as a substitute for or preferable to, financial measures prepared in accordance with U.S. GAAP. Also, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with the calculation of similar measures of other companies.  The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition and other charges, and may not provide a comparable view of our performance to other companies in our industry.

The following table provides supplemental non-GAAP income data for the years 2009 through 2011:

	Year ended December 31,
	2011	2010	2009
	(in thousands of U.S dollars, except per share data)
Supplemental non-GAAP income data:
Gross profit	$137,437	$122,162	$108,618
Operating profit	21,619	18,991	18,069
Profit before taxes on income	22,962	21,590	19,653
Income tax	(2,667)	(2,250)	(1,066)
Net profit attributable to shareholders	20,104	19,340	19,478
Diluted earnings per ordinary share	$0.65	$0.64	$0.64

A reconciliation of these non-GAAP measures to the most directly comparable U.S. GAAP measures for 2011 and 2010 is as follows:

	Year ended December 31, 2011			Year ended December 31, 2010

		Excluded	Non		Excluded	Non
	U.S. GAAP	Items	GAAP	U.S. GAAP	Items	GAAP

Revenues	$177,955	$-	$177,955	$157,809	-	$157,809
Cost of revenues	(41,466)	948	(40,518)	(37,629)	1,982	(35,647)
Gross profit	136,489	948	137,437	120,180	1,982	122,162
Gross profit as a % of revenues	76.7%	-	77.2%	76.2%	-	77.4%

Operating expenses
Research and development, net	(25,016)	708	(24,308)	(20,118)	428	(19,790)
Sales and marketing	(75,014)	2,499	(72,515)	(67,114)	1,802	(65,312)
General and administrative	(23,078)	4,480	(18,598)	(25,138)	7,828	(17,310)
Other, net	(397)	-	(397)	(759)	-	(759)
Total operating expenses	(123,505)	7,687	(115,818)	(113,229)	10,058	(103,171)

Operating profit	12,984	8,635	21,619	6,951	12,040	18,991
Operating profit as a % of revenues	7.3%		12.1%	4.4%		12.0%

Financing income, net	1,343	-	1,343	2,599	-	2,599

Profit before taxes on income	14,327	8,635	22,962	9,550	12,040	21,590
Income tax	(2,158)	(509)	(2,667)	(1,362)	(888)	(2,250)
Net Profit	12,169	8,126	20,295	13,444	5,143	18,587
Net loss (profit) attributable to non-controlling interest	(191)	-	(191)	290	-	290
Net profit attributable to shareholders	$11,978	$8,126	$20,104	$8,478	$11,152	$19,630
Net profit attributable to shareholders as a % of revenues	6.7%		11.3%	5.4%		12.4%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.40	$0.27	$0.67	$0.29	$0.37	$0.66

Diluted Earnings attributable to shareholders per Ordinary Share	$0.39	$0.26	$0-	$0.28	$0.36	$0.64

A reconciliation of these non-GAAP measures to the most directly comparable U.S. GAAP measures for 2010 and 2009 is as follows:

	Year ended December 31, 2010			Year ended December 31, 2009

		Excluded	Non		Excluded	Non
	U.S. GAAP	Items	GAAP	U.S. GAAP	Items	GAAP

Revenues	$157,809	-	$157,809	$141,763	-	$141,763
Cost of revenues	(37,629)	1,982	(35,647)	(33,145)	-	(33,145)
Gross profit	120,180	1,982	122,162	108,618	-	108,618
Gross profit as a % of revenues	76.2%	-	77.4%	76.6%	-	76.6%

Operating expenses
Research and development, net	(20,118)	428	(19,790)	(16,733)	257	(16,476)
Sales and marketing	(67,114)	1,802	(65,312)	(61,428)	1,619	(59,809)
General and administrative	(25,138)	7,828	(17,310)	(18,919)	5,392	(13,527)
Termination of marketing agreement	(759)	-	(759)	(1,220)	483	(737)
Total operating expenses	(113,229)	10,058	(103,171)	(98,300)	7,751	(90,549)

Operating profit	6,951	12,040	18,991	10,318	7,751	18,069
Operating profit as a % of revenues	4.4%		12.0%	7.3%		12.7%

Financing income, net	2,599	-	2,599	1,584	-	1,584

Profit before taxes on income	9,550	12,040	21,590	11,902	7,751	19,653
Income tax benefit (expense)	(1,362)	(888)	(2,250)	1,542	(2,608)	(1,066)
Net Profit	13,444	5,143	18,587	13,444	5,143	18,587
Net loss attributable to non-controlling interest	290	-	290	891	-	891

Net profit attributable to shareholders	$8,478	$11,152	$19,630	$14,335	$5,143	$19,478
Net profit attributable to shareholders as a % of revenues	5.4%		12.4%	10.1%		13.7%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.29	$0.37	$0.66	$0.49	$0.18	$0.67

Diluted Earnings attributable to shareholders per ordinary share	$0.28	$0.36	$0.64	$0.47	$0.17	$0.64

The following table provides details of the excluded items for 2011, 2010 and 2009:

	Gross	Research and	Selling And	General And	Termination of Marketing Agreement	Other	Tax Expense
	Profit	Development	Marketing	Admin		Expenses	(Benefit)	Total

Year ended December 31, 2011

Stock-based compensation	$-	$708	$2,175	$4,480	$-	$-	$-	$7,363
Amortization of PPA	948	-	324	-	-	-	(509)	763
Total	$948	$708	$2,499	$4,480	$-	$-	$(509)	$8,126

Year ended December 31, 2010

Stock-based compensation	$-	$428	$1,557	$6,497	$-	$-	$-	$8,482
Amortization of PPA	1,982	-	245	645	-	-	(888)	1,984
Acquisition expenses	-	-	-	686	-	-	-	686
Total	$1,982	$428	$1,802	$7,828	$-	$-	$(888)	$11,152

Year ended December 31, 2009
Stock-based compensation	$-	$257	$1,619	$5,392	$-	$-	$-	$7,268
Impairment of goodwill	-	-	-	-	-	483	-	483
Tax benefit	-	-	-	-	-	-	(2,608)	(2,608)
Total	$-	$257	$1,619	$5,392	$-	$483	$(2,608)	$5,143

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Revenues increased by $20.1 million, or 12.8%, to $178 million in 2011, compared to $157.8 million in 2010. This increase was primarily due to sales of our manometry and catheter-based pH measurement products we acquired from Sierra, which totaled $28.5 million in 2011, an increase of $10.5 million, or 58.9%, compared to 2010. We acquired Sierra in April 2010. Sales of PillCam SB capsules increased by $7.4 million, or 6.7%, to $117.6 million. Sales of our other PillCam capsules have increased by $0.6 million or 22.2%.  Sales of workstations, data recorders and Rapid software increased by $0.5 million, or 5.7%. Sales of Bravo capsules increased by $1.4 million, or 11.0%, offset by a decrease in sales of Bravo systems of $0.2 million, or 3.5%. Out of the total increase in revenues, approximately $3.4 million was attributable to exchange rates effect, which was partially offset by a $1.1 million decrease in revenues resulting from a decrease in the average sales prices of our products.

Cost of Revenues and Gross Margins. Cost of revenues was $41.5 million in 2011, compared to $37.6 million in 2010. The increase in cost of revenues resulted primarily from the increase in sales. Gross margins in 2011 were 76.7%, compared to 76. 2% in 2010. The increase in gross margins in 2011 is attributable primarily to implementation of efficiency and saving measures and to the absence of certain non-recurring expenses recorded in 2010 relating to the acquisition of Sierra.

Research and Development. Gross research and development expenses increased by $4.4 million to $26.1 million, compared to $21.7 million in 2010. The increase in research and development expenses in 2011 is primarily due to $2.0 million of clinical trials expenses related to clinical trials with our PillCam COLON capsule and $0.2 million increase in other clinical trials expenses, $1.2 million increase in labor expenses mainly due to increase in headcount and impact of exchange rate, $0. 7 million increase in research and development expenses related to our manometry products and $0.3 increase in equity-based compensation expenses.

Research and development expenses, net of government grants, totaled $25.0 million in 2011, compared to $20.2 million in 2010. Government grants received in 2011 were $1.1 million, compared to $1.5 million received in 2010. In both years, the grants were received for new products under development.

Sales and Marketing. Sales and marketing expenses increased by $7.9 million, or 11.8%, to $75.0 million in 2011 from $67.1 million in 2010. The increase in sales and marketing expenses is primarily due to an increase of $9.9 million in labor related expenses, including salaries, sales commission and travel expenses.  This increase was offset by a decrease of $1.5 million in Sierra sales and marketing expenses and a decrease of $0.4 million in trade shows expenses.

General and Administrative. General and administrative expenses decreased by $2.0 million, or 8%, to $23.1 million in 2011, compared to $25.1 million in 2010. This decrease was primarily due to a decrease of $2.0 million of equity-based compensation expenses compared to 2010 and a decrease of $1.8 million in general and administrative expenses compared to these expenses in 2010, which included the Sierra acquisition expenses.  This decrease was partially offset by an increase of $1.3 million in labor expenses mainly due to increase of salaries and impact of exchange rate, an increase of $0.3 million in travel expenses and an increase of $0.2 million in other expenses.

Financial Income, Net. Financial income, net, decreased by $1.3 million to $1.3 million in 2011, compared to $2.6 million in 2010. The decrease was due mainly to a decrease of $1.3 million in currency gains, net.  In addition, we had an increase of $0.2 million in interest income, which was offset by an increase of $0.1 in bank charges and other financial expenses.

Taxes on Income. We had a tax expense of $2.2 million in 2011, compared to $1.4 million in 2010. The 2011 tax expense was partially offset by a tax benefit of $0.5 million resulting from the amortization of the deferred tax liability that was recognized against the intangible assets acquired in the Sierra acquisition. The increase in taxes on income is mainly attributed to an increase in tax expense in the United States as a result of Sierra’s operations.

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

Impact of Currency Fluctuations

In 2011, we derived 64% of our revenues in U.S. dollars, 22% in Euro, 5% in Japanese Yen and 5% in Australian dollars, with the remainder denominated in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. In 2011, 26% of our expenses, principally salaries and related personnel expenses, were denominated in Shekels, and we expect this level of Shekel expenses to continue for the foreseeable future. During 2011, the U.S. dollar strengthened against the Shekel by 7.7%. In addition, 54.9% of our expenses were denominated in U.S. dollars, 11.2% were denominated in Euros, 4.5% were denominated in Japanese yen, 2.1% were denominated in Australian dollars and 1.2% was denominated in other currencies. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In addition, as of December 31, 2011, 18% of our cash and cash equivalents were denominated in currencies other than U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among U.S. dollar, Yen, Shekel, Australian dollar and Euro. In 2011, we have used different hedging tools in order to minimize the effect of currency fluctuations on our income and were generally able to neutralize the impact of exchange rate fluctuations on our financial results. If we wish to maintain the dollar-denominated price of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

B. Liquidity and Capital Resources

From our inception through December 31, 2011, we raised a total of $153 million through public and private sales of our equity securities. As of December 31, 2011, we had a balance of cash, cash equivalents and investments totaling approximately $105 million, consisting of $24.3 million in cash and cash equivalents, $16.0 million invested in long-term marketable securities and $64.8 million in short term investments, primarily time deposits. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $116.6 million.

In June 2009, we purchased half of the non-controlling shares of Marubeni in Given Imaging K.K., our Japanese subsidiary, for $0.4 million in cash. In October 2009, we invested $4.4 million in this subsidiary to finance its operations. In July 2010, we purchased the remaining shares of Marubeni in our Japanese subsidiary for $0.4 million in cash. As a result of these transactions, we have increased our ownership of this subsidiary from 56% to approximately 93% as of December 31, 2011. We funded these transactions out of our cash resources. In March 2012, we signed a definitive agreement to purchase the remaining shares in GIKK from the other minority shareholder of GIKK, Suzuken Co., Ltd., for a total consideration of $650,000 in cash. Upon closing, which is expected in the next few weeks, we will own 100% of the shares of GIKK.

In January 2012, we paid $450,000 in a combination of cash and cancellation of a credit line in connection with setting up a direct sales and marketing team in Brazil.  Under our agreement to enter this market, we may be obligated to pay up to an additional $600,000 if certain conditions and performance milestones are achieved between January 2013 and December 31, 2015.

In addition, in January 2012, we made a loan of $600,000 to a private company that is collaborating with us on a research and development project.  The loan bears interest of 8% per year and is secured by the borrower’s intellectual property from the business collaboration and by a personal guarantee of the principal of the borrower.  The maturity date of the loan is April 30, 2013.

We believe that our cash reserves and expected cash from operations will be sufficient to meet our present working capital requirements. We do not rely on cash transfers from our subsidiaries to fund our operations. Distributions, loans and advances from our subsidiaries may be prohibited or restricted by tax regimes and statutory or contractual restrictions.

The following table sets forth the components of our cash flows for the periods indicated:

	2011	2010	2009
	(In Thousands)

Net cash provided by operating activities	$19,929	$31,684	$24,179
Net cash provided by (used in) investing activities	(36,535)	(47,387)	5,915
Net cash provided by (used in) financing activities	6,417	3,673	(15,358)
Effect of exchange rate changes on cash	(145)	191	25
Increase (decrease) in cash and cash equivalents	$(10,334)	$(11,839)	$14,761

Net cash provided by operating activities was $19.9 million in 2011, compared to $31.7 million in 2010 and $24.2 million in 2009. The decrease in net cash from operating activities in 2011 compared to 2010 resulted primarily from an increase of $5.5 million in accounts receivables and $5.5 million in inventory.  The increase in net cash from operating activities in 2010 compared to 2009 resulted primarily from a decrease in accounts receivable of $3.6 million, a decrease in inventory of $6.7 million and an increase in accounts payable of $1.6 million, offset by a decrease of $5.3 million in net income.

Net cash used in investing activities was $36.5 million in 2011, compared to $47.4 million in 2010 and net cash provided by investment activities of $5.9 million in 2009. Investment activities in 2011 consisted primarily of an investment of $25.9 million in marketable securities and short term deposits and an investment of $10.6 million in fixed and intangible assets. Our investments in fixed and intangible assets in 2011 consisted primarily of investments of $2.0 million in manufacturing machinery and equipment, $1.2 million in computer hardware and software, $0.2 million in furniture, fixtures and leasehold improvements and $7.2 million in patents. Investment activities in 2010 consisted primarily of an investment of $35 million in the acquisition of Sierra, an investment of $7.6 million in marketable securities and short term deposits, and $5.0 million in fixed and intangible assets. Our investments in fixed and intangible assets in 2010 consisted primarily of investments of $1.3 million in manufacturing machinery and equipment, $2.0 million in computer hardware and software, $0.6 million in furniture, fixtures and leasehold improvements and $1.0 million in patents. Investment activities in 2009 consisted of investment of $4.8 million in fixed assets, offset by net proceeds of $10.7 million from sales of marketable securities and short term deposits. Our investment in fixed and intangible assets in 2009 included $1.8 million in manufacturing machinery and equipment, $1.4 million in computer hardware and software, $1.0 million in patents, $0.3 in fixtures and leasehold improvements and $0.2 in our website.

Net cash provided by financing activities was $6.4 million in 2011, compared to net cash provided by financing activities of $3.7 million in 2010 and net cash used in financing activities of $15.4 million in 2009. In 2011, net cash provided by financing activities consisted primarily of $6.6 million of proceeds from exercise of stock options.  In 2010, net cash provided by financing activities consisted primarily of $4.2 million of proceeds from exercise of stock options, offset by $0.4 million used to purchase the entire holding of a third party in our Japanese subsidiary. In 2009, net cash used in financing activities consisted primarily from the $15.8 million dividend distributed during the year, partially offset by proceeds of $1.0 million from the exercise of stock options.

Market Risk

As of December 31, 2011, we had $24.3 million in cash and cash equivalents, which were invested in bank accounts and deposits with maturities of three months or less deposited with a number of highly-rated banks inside and outside of Israel. In addition, as of December 31, 2011, we had $16.0 million invested in long-term marketable securities and $64.8 million in short term investments, primarily time deposits. We invest these additional amounts in longer-term financial instruments in order to seek to achieve a higher yield. As of December 31, 2011, all of the marketable securities are held in corporate bonds and commercial paper that were highly-rated by rating agencies at the time of investment. All investments are made in compliance with investment policies and authorization rights approved by the audit committee of our board of directors, are focused on the preservation of capital and are monitored periodically by our audit committee.

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

For more information about market risks, see Item 3 — ”Risk Factors,” Item 5 — ”Operating and Financial Review and Prospects — Impact of Currency Fluctuations” and Item 11 — ”Quantitative and Qualitative Disclosures About Market Risks.”

Corporate Tax

Israeli companies were generally subject to income tax at the corporate rate of 24% in 2011. This tax rate increased to 25% in 2012. As of December 31, 2011, we had no tax loss carry-forwards in Israel except for capital losses amounting to $13.7 million. Under Israeli tax law, capital losses can be carried forward indefinitely and offset against future taxable capital gains.

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

As of December 31, 2011, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $38 million. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

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

We continue to be involved in non-royalty bearing government-funded research programs inside and outside of Israel. One example is our leadership of a consortium of Israeli companies, academic and healthcare institutions that is partially funded by the OCS. The goal of this Israeli consortium is to develop new technologies based on light that could be used for medical and biological applications particularly relevant to diagnosis and therapy of diseases of the gastrointestinal tract. This consortium began its work in late 2007 and is expected to last until the end of 2012.

C. Research and Development

Our gross research and development expenditures were $26.1 million in 2011, compared to $21.7 in 2010 and $17.8 million in 2009. Our research and development activities are conducted by our research and development staff primarily at our headquarters in Israel and to a lesser extent in the facility in Los Angeles. Our research and development efforts are focused primarily on developing new capsules to be used in the visualization of the colon, improvements to our existing products and new technologies for future expansion of our product offering. We view our innovation as an important competitive advantage and intend to continue our focus on research and development activities.

D. Trend Information

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E. Off-Balance Sheet Arrangements

None.

F. Contractual Obligations

The following table of our material contractual obligations as of December 31, 2011, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	2012	2013	2014	2015	2016	Later Years
	(In Thousands)

Capital Leases (1)	$178	$140	$38	$-	$-	$-	$-
Operating Leases (2)	14,253	4,846	3,913	2,890	2,311	283	10
Purchasing Obligations (3)	18,484	7,422	298	1,562	2,946	3,999	2,257
Total	$32,915	$12,408	$4,249	$4,452	$5,257	$4,282	$2,267

(1)	Consists of capital leases for motor vehicles.

(2)	Consists of operating leases for office and manufacturing space and motor vehicles.

(3)	Consists of contractual obligations to third-party vendors and suppliers.

(4)
The Company adopted the applicable accounting guidance governing uncertain tax positions as of January 1, 2007. The total amount of gross unrecognized tax benefits for uncertain tax positions was $5.3 million at December 31, 2011. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position

Executive Officers:
Nachum (Homi) Shamir	58	President, Chief Executive Officer and Director
Kevin Rubey	54	Chief Operations Officer
Yuval Yanai	59	Chief Financial Officer
Skip Baldino	51	President, Americas
Kazem Samandari	61	President, Asia-Pacific/Japan
Thomas Pracht	54	President, EMEA
Tom Parks	55	President, Sierra Scientific Instruments
Ori Braun	55	Senior Vice President, Business Development
Keith Chrzanowski	51	Senior Vice President, Global Human Resources
Thomas Looby	40	Senior Vice President, Chief Marketing Officer
David Mason	65	Senior Vice President, Chief Medical Officer
Directors:
Nachum (Homi) Shamir	58	President, Chief Executive Officer and Director
Israel Makov	72	Chairman of the Board of Directors
Doron Birger (2)	60	Director
James M. Cornelius (1) (2) (3)	68	Director
Michael Grobstein (1) (2) (3)	69	Director
Dennert O. Ware (1)	70	Director
Arie Mientkavich	69	Director
Prof. Anat Loewenstein	52	Director
Ari Bronshtein	42	Director

(1)           Member of our audit committee.

(2)           Member of our compensation and nominating committee.

(3)           Outside director under the Israeli Companies Law.

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

Skip Baldino has served as President, Americas since June 2010. Prior to joining us, Mr. Baldino spent 26 years at Abbott Laboratories, a worldwide diversified health care company. During his Abbott career, Mr. Baldino held various sales, marketing and operational positions with increased responsibility and seniority in several Abbott divisions, including diabetes care, diagnostics, medical products, hospital products, health systems and specialty products. His most recent role at Abbott was Vice President in the diabetes division from June 2007 until May 2010. Mr. Baldino graduated with a bachelor’s degree in Marketing from Philadelphia College of Textiles and Sciences.

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

Thomas Pracht has served as President, Europe Middle East and Africa (EMEA), since May 2011. Prior to joining us, from April 2009 until April 2011, Mr. Pracht was a partner at Schaaf Peemoller and Partner, an international executive consulting firm. Prior to that, from 1992 until 2009, Mr. Pracht was with Olympus Medical in various management roles, including Managing Director of the EMEA region for Olympus Life Science Europe in the In-Vitro-Diagnostics unit from July 2006 until March 2009, Managing Director of the Medical Systems unit from January 2005 to June 2006, General Manager of the Endoscope division from 2001 to 2005 and other various sales and marketing roles.  Mr. Pracht holds a master’s degree in Biomedical Engineering from Hamburg University of Applied Sciences.

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

Ori Braun has served as Senior Vice President — Business Development since October 2006. Prior to joining us, Mr. Braun served as President of Valor Computerized Systems Inc., a leader in productivity increasing engineering software solutions to the PCB design, fabrication and assembly industry. From 2004 to 2005, he served as President of LifeWatch Inc., a leading cardiac monitoring services company. From 1985 to 2004, he founded and held various executive positions, including as chief executive officer, at 3DV Systems Inc., a company developing and selling 3D camera technology that was acquired by Microsoft, at Helios Software Engineering Ltd., a company in the business of simulation technology that was acquired by Cadence Design Systems Inc., and at Lansoft Computing Ltd. Between 1994 and 1996, Mr. Braun held the position of Vice President Business Development at RDC Rafael Development Corporation Ltd., or RDC, a large shareholder of Given Imaging, which is a holding company controlled by Discount Investment Corporation Ltd., or DIC, another significant shareholder of Given Imaging. Mr. Braun holds a B.Sc. in Mechanical Engineering from the Ben Gurion University in Beer Sheva, Israel.

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

Thomas Looby has served as Senior Vice President and Chief Marketing Officer since July 2010. Prior to that, from September 2006 until July 2010, he has served us in various roles including the Vice President of Corporate Strategy and Planning and Director of Upper GI Products. Before joining us, from January 2001 until September 2006, Mr. Looby worked for Eastman Kodak and Scitex Digital Printing as Director of Global Product Marketing and Business Strategy. Additionally, Mr. Looby has worked for Bayer, Chemineer and Giddings & Lewis in a variety of marketing and business management roles. Mr. Looby currently serves on the Board of the Southeast Medical Device Association.  Mr. Looby graduated with a B.S. in Chemical Engineering from the University of Notre Dame and holds an MBA from the University of Dayton.

David Mason has served as our Senior Vice President and Chief Medical Officer since November 2008. Prior to joining Given Imaging, Dr. Mason was the founding partner and Chief Medical Officer at Percept BioSciences. Prior to that, from 2003 until 2007, he was Vice President and Global Head of Inflammation at UCB Pharma. From 2000 until the end of 2003, he was Senior Vice President of Clinical Research and Regulatory Affairs at AVI BioPharma and from 1994 until 2000 he was Vice President and Head of Medical Affairs at Elan Pharmaceuticals. From 1985 until 1993, he held several senior roles at Somatogen, Lederle Laboratories and Ciba-Geigy. Prior to becoming a business executive, Dr. Mason was in private practice of Internal Medicine in North Carolina and also was an Assistant Professor of Internal Medicine and Infectious Diseases at the University of Michigan Medical Center, where he completed his postgraduate training. Dr. Mason’s postgraduate training also included internship and fellowship at Duke University School of Medicine and fellowship at the US National Institutes of Health, NIAID, Laboratory of Viral Diseases. Dr. Mason holds a BA in Chemistry from Williams College and an MD from Duke University School of Medicine. Dr. Mason is Board Certified in Internal Medicine.

Israel Makov has served as the Chairman of our board of directors since July 2007. Mr. Makov also serves as the Chairman of each of Biolight Life Science Investments Ltd., Micromedic Technologies Ltd. and ELTAV Wireless Monitoring Ltd. Prior to joining us, he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007. Previously, he served as Teva’s Chief Operating Officer from January 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 until 1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex from 1993 until 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 until 1993 and Chairman of Axiom Ltd. from 1987 until 1991. Mr. Makov was also a director of Bank Hapoalim Ltd. from October 2002 until February 2006, a director of Ramot at Tel-Aviv University from 2001 until January 2006, and one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003. Mr. Makov has also served on the Board of Governors of the Technion — Israel Institute of Technology since 2006 and is a member of the Executive Board and Management Committee of the Weizmann Institute of Science since 2007. He has also served as the President of the Friends of Schneider Children’s Medical Center of Israel, Chairman of the Friends of Gesher Theatre and as the Chairman of the Board of the Institute for Policy and Strategy at the Interdisciplinary Center, or IDC, in Herzliya. Mr. Makov holds a B.Sc. in Agriculture and M.Sc. in Economics from the Hebrew University of Jerusalem.

Doron Birger has served as a director since June 2000. From August 2002 until July 2007, Mr. Birger was the Chairman of our board of directors. He currently serves as the Managing Director of Landmark Ventures Israel, as a director of Hadasit Bio-Holdings Ltd., a publicly traded life sciences company in Israel, and as a director and chairman of several private companies in Israel in the high-technology sector. Mr. Birger served as Chief Executive Officer of Elron Electronic Industries, Ltd., or Elron, from August 2002 until April 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Until April 2009, Mr. Birger was a director of RDC and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors and communication. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

James M. Cornelius has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Cornelius was elected Chief Executive Officer of Bristol-Myers Squibb Company, or BMS, on April 30, 2007 and also became Chairman of BMS in February 2008. He retired as Chief Executive Officer of BMS effective May 5, 2010 and became BMS’s non-executive Chairman of the Board. In addition, he serves as non-executive Chairman of the Board of Mead Johnson Nutrition, or MJN, since its split off from BMS on December 18, 2009. MJN is also listed on the New York Stock Exchange. Prior to that, he served as interim Chief Executive Officer of BMS from September 12, 2006. He has been a member of the BMS Board since January 2005. From November 15, 2005 to April 21, 2006, Mr. Cornelius was Chairman of the Board and Chief Executive Officer of Guidant Corporation (a leading cardiac and vascular medical device company listed on the New York Stock Exchange), until the sale of Guidant to Boston Scientific Corporation. From 2000 until 2006, Mr. Cornelius served as the non-executive Chairman of the board of directors of Guidant Corporation. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, member of the Executive Committee, and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius holds a B.A. in accounting and an M.B.A. from Michigan State University.

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

Arie Mientkavich has served as a director since July 2007. In addition, he has served as Chairman of the Board of Directors of Elron and RDC since January 2007 and as Deputy Chairman of IDB Holding Corporation Ltd. since May 2006. Mr. Mientkavich has also served as a director of NuLens Ltd. since January 2010, Chairman of the Board of Directors of Gazit Globe Israel (Development) Ltd. and subsidiaries and affiliates thereof since July 2006 and Deputy Chairman of Gazit Globe Ltd. since May 2005. Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987 and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority, the Israeli equivalent of the United States Securities and Exchange Commission. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance. Mr. Mientkavich holds degrees in Political Science and Law from the Hebrew University, Jerusalem and is a member of the Israeli Bar Association.

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

Mr. Ari Bronshtein has served as our director since December 2010. Mr. Bronstein has served as Chief Executive Officer of Elron, since May 2009. From January 2006, Mr. Bronshtein has also served as vice president at Discount Investment Corporation, or DIC, a holding company in Israel. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq, a leading Israeli telecommunication company. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. From 1999 to 2000, Mr. Bronshtein served as Manager of Business Analysis at Comverse Technologies, a telecommunication company. From 1996 to 1999, Mr. Bronshtein held various positions at Tadiran, his last position being Director of the Finance and Investments division. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd., a publicly traded cellular telephone company, and other companies within the IDB group. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel-Aviv University.

B. Compensation

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers for the year ended December 31, 2011 was $11.6 million. This amount includes the fees we paid our directors and $4.9 million of stock based-compensation and also includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in the jurisdictions in which we operate.

The regular fees for each non-employee director include a quarterly fee of $6,250 for their service on our board of directors, and a $1,500 fee for attending and participating in each meeting of the board of directors or any committee of the board of directors. The total amount of these payments in 2011 was $0.3 million. In addition, all of our directors were reimbursed for their expenses for each board of directors and committee meeting attended. The directors’ fees for service by our directors Arie Mientkavich and Ari Bronshtein are paid to Elron, where they serve as Chairman of the board of directors and as the Chief Executive Officer, respectively.

In 2011, we granted our directors and executive officers a total of 211,445 restricted share units, or RSUs. The total number of RSUs granted includes a total of 53,195 RSUs granted to our non-employee directors as part of their directors’ fee. RSUs granted to executive officers typically vest 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date.  RSUs granted to non-employee directors typically vest after one year of continued service on the board of directors or a committee thereof. Fiscal 2010 was the first year in which we granted RSUs. Prior to 2010 we granted our directors and executive officers options to purchase our ordinary shares with an exercise price equal to the fair market value of our ordinary shares on the date of grant. We decided to transition from stock options to RSUs to reduce the potential dilutive effect on shareholders as the total number of RSUs we grant is significantly lower than the number of stock options.

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

Please see Item 7 — ”Major Shareholders and Related Party Transactions — Agreements with Directors and Officers — Employment Agreements” for information regarding the employment agreements and compensation of Nachum Shamir, our President and Chief Executive Officer and Mr. Israel Makov, the Chairman of our board of directors.

C. Board Practice

Board of Directors and Officers

Our articles of association provide that we may have up to 12 directors. Except for “outside directors” whose election is governed by the Israeli Companies Law as further described below, each of our directors is elected at an annual general meeting of our shareholders by a vote of the holders of a majority of the voting power present and voting at that meeting. Our board of directors currently consists of nine directors. Each director listed above will hold office until the next annual general meeting of our shareholders, except for our outside directors who were initially elected in December 2001 for a three-year term and are now serving their fourth three-year term, which will expire December 31, 2013. Other than Nachum Shamir, our President and Chief Executive Officer, and Mr. Israel Makov, our Chairman, none of our directors are our employees or are party to a service contract with us. Mr. Arie Mientkavich, a director, is the Chairman of the Board of Elron and Mr. Ari Bronshtein, also a director, is the Chief Executive Officer of Elron. See, Item 7 – “Major Shareholders and Related Party Transactions – Major Shareholders,” for information regarding ownership of our ordinary shares by Elron.

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

Outside and Independent Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange, including the Nasdaq Global Select Market, are required to appoint at least two outside directors. Outside directors are required to meet standards of independence and qualifications set forth in the Israeli Companies Law and related regulations. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholders and shareholders having no personal interest in approving such election voted at the meeting and excluding abstaining votes, vote in favor of the election of the outside director, or (2) the total number of shares voted against the election of the outside director does not exceed two percent of the aggregate voting rights in the company. The initial term of an outside director is three years. An outside director of a company whose shares are dually listed on an Israeli exchange and on a foreign exchange, including the Nasdaq Global Select Market, may be re-elected to one or more additional three-year terms, subject to the conditions described above for election of outside directors, if the audit committee and the board of directors have determined that these additional terms benefit the company in light of the outside director’s expertise and contribution to the company and the reasons for this determination have been presented to the shareholders prior to their approval of the re-election. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant and there are no other two serving outside directors, a company’s board of directors is required under the Israeli Companies Law to immediately call a shareholders’ meeting to appoint a new outside director. Our two outside directors are James Cornelius and Michael Grobstein. At our annual shareholders meeting in June 2010, after our audit committee and board of directors determined that their re-election will benefit the company in light of their expertise and contribution to the company and the reasons for such determination were presented to the shareholders, Messrs. Cornelius and Grobstein were re-elected to a fourth term as outside directors, which will expire in December 2013.

In addition, the Israeli Companies Law provides that every outside director appointed to the board of directors of an Israeli company must qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Israeli Companies Law, and that at least one outside director must qualify as a “financial and accounting expert.” We comply with these requirements. In addition, the Israeli Companies Law requires Israeli companies to determine how many directors, in addition to the outside directors, qualify as “financial and accounting experts” taking into account the nature of the company’s business, the complexity of the activities carried out by the company and the size of its board of directors. In February 2012, our board of directors determined that at least one of our directors will be a “financial and accounting expert,” in addition to the outside directors. Currently, Doron Birger qualifies as a “financial and accounting expert,” as defined in the applicable regulations.

Each committee of a company’s board of directors is required to include at least one outside director and our audit committee is required to include both of our outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his or her service as a director.

In addition to the requirements of the Israeli Companies Law, we comply with the Nasdaq Global Select Market listing requirements, under which a majority of the members of our board of directors (including all members of our audit committee) are required to be independent, as that term is defined in the rules of the Nasdaq Global Select Market. Our board of directors has determined that a majority of our directors qualify as independent directors in accordance with the applicable rules.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors. The audit committee may not include the chairman of the board of directors, a controlling shareholder or a relative of a controlling shareholder, a director employed by the company or its controlling shareholder or by an entity controlled by a controlling shareholder, a director who provides services to the company or its controlling shareholder or by an entity controlled by a controlling shareholder on a regular basis, or a director who derives most of its income from a controlling shareholder. Under the Nasdaq Global Select Market listing requirements, we are required to have an audit committee consisting of at least three members, each of whom must be “independent,” as defined under the rules of the Nasdaq Global Select Market and the Securities Exchange Act of 1934 (the “Exchange Act”), and each must be able to read and understand fundamental financial statements. In addition, one member of the audit committee must have past employment experience in finance or accounting or other comparable experience which results in the individual’s financial sophistication. We believe that each of the current members of our audit committee, Michael Grobstein, James Cornelius and Dennert Ware, meets these independence and financial literacy requirements. In addition, the board of directors has determined that Mr. Grobstein has the requisite experience and is the financial expert serving on our audit committee.

Under the Israeli Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, including in consultation with the internal auditor or the company’s independent public accountants, and, if irregularities are found, suggest an appropriate course of action to the board of directors. In addition, it is the role of the audit committee to approve certain transactions with related parties and other corporate actions specified in the Israeli Companies Law, to assess the scope of work and compensation of our independent auditors and to assess our internal controls and the performance of our internal auditor. Under the Nasdaq Global Select Market listing requirements, our audit committee has adopted a charter setting forth its responsibilities. The audit committee’s charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountants, and is not obligated to conduct any independent investigation or verification. The charter also states that the audit committee is required to nominate the company’s independent public accountants, which the shareholders subsequently are required to approve.

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

D. Employees

The table below shows the number of employees in our primary markets as of December 31 of each of the years indicated:

	2011	2010	2009

Israel	299	293	267
Americas	261	255	161
EMEA	68	65	56
AP/J	136	129	34
	764	742	518

Headcount grew by approximately 3% in 2011 compared to 43% in 2010. The growth in 2011 was primarily due to production requirements in Israel, further integration of the former Sierra business in the Americas and additional selling resources in Asia.  The growth in 2010 is primarily a result of the Sierra acquisition, which included employees in the United States and Vietnam.

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

Stock Option Plans

2009 Equity Incentive Plan

Our 2009 Equity Incentive Plan provides for the grant of equity awards, such as options to purchase our ordinary shares or awards of restricted stock or restricted stock units to our (and our subsidiaries’) eligible employees, directors and consultants. The 2009 equity plan is administered by our board of directors and compensation and nominating committee. The 2009 equity plan contains provisions relating to the vesting, price, exercise and other terms of awards; however, our compensation and nominating committee has authority to grant awards under different terms at its discretion. A total of 1,000,000 authorized but unissued ordinary shares are reserved for issuance under the 2009 equity plan. As of December 31, 2011, we had outstanding under this plan 793,517 restricted share units, or RSUs.

The 2009 equity plan permits us to grant a number of equity instruments, such as options, restricted stock, restricted stock units and stock appreciation rights. Option awards under this plan must be granted at no less than the fair market value of our ordinary shares on the date of the grant and the term of the awards may not exceed ten years.

Generally, where a grant of an award under the 2009 equity plan is the first grant of equity to a particular person, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants to a recipient, awards vest in four equal installments beginning with the first anniversary of the grant. Our Compensation and Nominating Committee has the authority to grant awards with different vesting terms and to accelerate the time periods for the vesting of awards. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

Upon the termination of employment or service of participating employees and consultants, all unvested awards are cancelled. All vested awards may be exercised within 180 days following termination, except if termination of employment is due to specified circumstances such as death or disability of a plan participant, in which case vested awards may be exercised within one year following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause and who have been members of our board of directors for more than five years, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination of service, except in cases of where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

Under the 2009 equity plan, in the event of an acquisition, merger or other share exchange in which we are not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards of each plan participant having been employed by us at least one year, will be accelerated and exercisable, ten days prior to the completion of the acquisition, merger or share exchange. In addition, if the employment of a particular holder of outstanding awards is terminated by us as of or during the 12-month period following a change in control (as defined in the 2009 equity plan), all unvested awards of such holder will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

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

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan provides for the grant of options to purchase our ordinary shares or the grant of restricted stock or restricted stock units to our (and our subsidiaries’) eligible employees, directors and consultants. The 2006 equity plan is administered by our board of directors and compensation and nominating committee. The plan contains provisions relating to the vesting, price, exercise and other terms of awards; however, in many cases our Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. We have reserved for issuance a total of 4,000,000 authorized but unissued ordinary shares under the 2006 equity plan. As of December 31, 2011, we had outstanding under this plan options to purchase 3,446,691 ordinary shares.

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

Generally, where a grant of an award under the plan is the first grant of equity to a particular person, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant. Our Compensation and Nominating Committee has the authority to grant awards with different vesting terms and to accelerate the time periods for the vesting of awards. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

Upon the termination of employment or service of participating employees and consultants, all unvested awards are cancelled. All vested awards may be exercised within 180 days following termination, except if termination of employment is due to specified circumstances such as death or disability of a plan participant, in which case vested awards may be exercised within one year following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause and who have been members of our board of directors for more than five years, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination of service, except in cases of where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

Under the 2006 equity plan, in the event of an acquisition, merger or other share exchange in which we are not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards of each plan participant having been employed by us at least one year will be accelerated and exercisable, ten days prior to the completion of the acquisition, merger or share exchange. In addition, if the employment of a particular holder of outstanding awards is terminated by us as of or during the 12 month period following a change in control (as defined in the 2006 equity plan), all unvested awards of such holder will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

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

2003 Stock Option Plan

Our 2003 stock option plan provides for a grant of options to our directors, employees and consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. We have reserved a total of 2,500,000 ordinary shares for issuance under the plan. In addition, we have reserved for issuance under the plan any ordinary shares underlying unvested options granted under our 1998 and 2000 stock option plans that expired without exercise. As of December 31, 2011, we had outstanding options to purchase 1,492,790 ordinary shares under the 2003 stock option plan.

The 2003 stock option plan was materially amended in February 2012 and renamed the Amended and Restated 2003 Equity Incentive Plan, or the 2003 equity plan.  The 2003 equity plan permits us to grant a number of equity instruments, such as options, restricted stock, restricted stock units and stock appreciation rights. Our previous 2003 stock option plan only permitted the grant of options. Option awards under this plan must be granted at no less than the fair market value of our ordinary shares on the date of the grant and the term of the awards may not exceed ten years.

Generally, where a grant of an award under the 2003 equity plan is the first grant of equity to a particular person, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant. Our Compensation and Nominating Committee has the authority to grant awards with different vesting terms or accelerate the time periods for the vesting of awards. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration. Upon the termination of employment or service of participating employees and consultants, all unvested awards are cancelled. For awards made beginning in 2006, vested awards may be exercised within 180 days following termination, except if termination of employment is due to specified circumstances such as death or disability of a plan participant, in which case vested awards may be exercised within one year following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause and who have been members of our board of directors for more than five years, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination of service, except in cases of where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

Under the 2003 equity plan, in the event of an acquisition, merger or other share exchange in which we are not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards of each plan participant having been employed by us at least one year, will be accelerated and exercisable, ten days prior to the completion of the acquisition, merger or share exchange. In addition, if the employment of a particular holder of outstanding awards is terminated by us as of or during the 12-month period following a change in control (as defined in the 2003 equity plan), all unvested awards of such holder will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

Options granted under the 2003 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be deposited with a trustee for a minimum period equal to the shorter of 30 months commencing on the date of grant or 24 months commencing on the end of the year in which the grant was made. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares. Awards granted under Section 102 may qualify for certain tax benefits under the Israeli Tax Ordinance.

Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. The exercise price for incentive stock options must not be less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

2000 Stock Option Plan

Our 2000 stock option plan provides for the grant of options to our directors, employees or consultants, including members of our medical advisory committee, and to the directors, employees or consultants of our subsidiaries. As of December 31, 2011, we had outstanding options to purchase 166,075 ordinary shares under the 2000 stock option plan. Ordinary shares underlying options which expire without exercise under the 2000 stock option plan become available for issuance under the 2003 stock option plan.

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

Shareholder Approval of Stock Option Plans

In connection with Nasdaq Listing Rule 5615(a)(3) and IM 5615-3, which allow foreign private issuers such as us to follow such issuer’s home country practices in lieu of certain listing requirements of Nasdaq, we have elected to follow Israel’s practices in lieu of the requirement of Nasdaq Listing Rule 5635(c) that companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended.  We seek shareholder approval in specified situations, including upon issuance of options to directors in their capacity as directors or to controlling shareholders, as required by Israeli law.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 16, 2012 for: (1) each person who we believe beneficially owns 5% or more of the outstanding ordinary shares, (2) each of our directors individually, (3) each of the listed executive officers individually, and (4) all of our directors and listed executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of February 16, 2012. We had 30,668,638 issued and outstanding shares as of February 16, 2012.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders. Unless otherwise noted below, each shareholder’s address is c/o Given Imaging Ltd., P.O. Box 258, Yoqneam 20692, Israel.

Name and Address		Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Principal Shareholders:
IDB Holding Corporation Ltd. (1)		14,184,348	46.2%
Leon Cooperman (2)		2,539,228	8.3
AllianceBernstein L.P. (3)	`	1,573,845	5.1
Sectoral Asset Management Inc. (4)		1,521,194	5.0

Directors and Listed Executive Officers:
Nachum Shamir (5)		593,500	1.9
Yuval Yanai (6)		209,750	*
Kevin Rubey (7)		340,250	1.1
Israel Makov (8)		590,742	1.9
Doron Birger (9)		93,698	*
James M. Cornelius (10)		393,370	1.2
Michael Grobstein (11)		385,645	1.2
Arie Mientkavich (12)		14,243,893	46.4
Dennert O. Ware (13)		76,820	*
Anat Loewenstein (14)		74,820	*
All directors and listed executive officers as a group (15)		17,002,488	55.4%

*              Less than 1%

(1)           Based on a Schedule 13D/A filed on May 11, 2011 and on information provided to us supplementally:

This number consists of 2,662,110 ordinary shares held by RDC Rafael Development Corporation Ltd., or RDC, a private Israeli company, 6,802,710 ordinary shares held by Elron Electronic Industries Ltd., or Elron, a public Israeli company, and 4,719,528 ordinary shares held by Discount Investment Corporation Ltd., or DIC, a public Israeli company.

Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be a beneficial owner of, and to share with RDC the power to vote and dispose of, the 2,662,110 ordinary shares held by RDC. In addition, Elron and DIC are parties to a voting agreement with respect to our ordinary share held by them, as a result of which Elron shares the power to vote 4,719,528 Ordinary Shares held by DIC and, therefore, may be deemed to be a beneficial owner of a total of 14,184,348, or approximately 46.6% of our ordinary shares. This voting agreement was entered into on September 29, 2003 with a term of one year which renews automatically annually unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto, and currently it is in effect.

As of February 16, 2012, DIC held approximately 50.5% of the outstanding shares of Elron and, as a result and also due to the voting agreement described above, DIC may be deemed to be a beneficial owner of, and to share with Elron and RDC the power to vote and dispose of, the foregoing 14,184,348 ordinary shares held by RDC Elron and DIC.

As of such date, (i) IDB Holding Corporation Ltd., or IDBH, a public Israeli company, owned all of the outstanding shares of IDB Development Corporation Ltd., or IDBD, a private Israeli company, which, in turn, held approximately 73.5% of the outstanding shares of DIC; (ii) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 54.8% of the outstanding shares of IDBH; (iii) Shelly Bergman, through a wholly-owned company, held approximately 4.2% of the outstanding shares of IDBH; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH; and (v) Manor Holdings B.A. Ltd., or Manor, a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor are parties to a shareholders’ agreement with respect to shares of IDBH held by them, constituting, respectively, approximately 31%, 10% and 10% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional shareholdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Based on the foregoing, each of IDBD and IDBH (by reason of their control DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to be a beneficial owner of, and to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by DIC, Elron and RDC. Each of IDBD, IDBH, Ganden, Manor, Livnat, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat disclaims beneficial ownership of our ordinary shares held by DIC, Elron and RDC.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Rona Dankner, the daughter of Nochi Dankner, is a director of Elron. Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman, is a director of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD and Elron. Dori Manor (a son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

Securities of each of IDBH, IDBD, DIC and Elron are traded on the Tel-Aviv Stock Exchange. The address of each of DIC, IDBD, IDBH and Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of each of Elron and RDC is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 69697, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel.

(2)
Based on a Schedule 13G/A filed on February 2, 2012, Mr. Cooperman is the managing member of Omega Associates, L.L.C., or Associates, a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., or Capital LP, Omega Capital Investors, L.P., or Investors LP, and Omega Equity Investors, L.P., or Equity LP. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. Mr. Cooperman is the President, CEO and majority stockholder of Omega Advisors, Inc., or Advisors, a Delaware corporation engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd., or Overseas, a Cayman Island exempted company. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments. Advisors serves as a discretionary investment advisor to a limited number of institutional clients referred to as the Managed Accounts.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors. Therefore, Mr. Cooperman may be deemed the beneficial owner of 2,539,228 of our ordinary shares, consisting of 612,077 ordinary shares owned by Capital LP, 223,786 ordinary shares owned by Equity LP, 145,446 ordinary shares owned by Investors LP, 513,149 ordinary shares owned by Overseas and 1,044,770 ordinary shares owned by the Managed Accounts.

The address of the principal business office of Mr. Cooperman is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431 and the principal business office of each Capital LP, Equity LP, Investors LP,  Overseas,  and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.

(3)
Based on schedule 13G filed on February 13, 2012, AllianceBernstein L.P. or Alliance, is a majority owned subsidiary of AXA Financial, Inc. and an indirect majority owned subsidiary of AXA S.A.  Alliance operates under independent management and makes independent decisions from AXA and AXA Financial and their respective subsidiaries. The address of Alliance is 1345 Avenue of the Americas NewYork, N.Y.  10105.

(4)
Based on Schedule 13G/A filed on February 13, 2012, Sectoral Asset Management Inc., or Sectoral, is a Canadian company acting as an investment adviser for various persons. The majority of the shares of Sectoral are held by Mr. Jérôme G. Pfund and Mr. Michael L. Sjöström. Messrs. Pfund and Sjöström disclaim beneficial ownership of our ordinary shares held by Sectoral. The address of Sectoral is 2120-1000 Sherbrooke St. West Montreal PQ H3A 3G4 Canada.

(5)	Consists of 33,500 ordinary shares, including 28,500 shares issued upon vesting of restricted share units, 22,500 shares of restricted stock, and options to purchase 537,500 ordinary shares.

(6)	Consists of 21,000 ordinary shares, including 16,000 shares issued upon vesting of restricted share units,and options to purchase 188,750 ordinary shares.

(7)	Consists of options to purchase 332,750 ordinary shares and 7,500 shares issued upon vesting of restricted share units.

(8)	Consists of 10,000 ordinary shares and options to purchase 580,742 ordinary shares.

(9)	Consists of 9,698 ordinary shares, including 6,820 ordinary shares issued upon vesting of restricted share units, and options to purchase 84,000 ordinary shares.

(10)	Consists of 207,370 ordinary shares, including 16,370 ordinary shares issued upon vesting of restricted share units, and options to purchase 186,000 ordinary shares.

(11)	Consists of 78,645 ordinary shares, including 23,645 ordinary shares issued upon vesting of restricted share units, and options to purchase 307,000 ordinary shares.

(12)
Consists of 4,545 ordinary shares issued upon vesting of restricted share units, 55,000 options to purchase ordinary shares, and 14,184,348 ordinary shares beneficially owned by DIC, Elron and RDC.  Mr. Mientkavich may be deemed an affiliate of these entities.  Mr. Mientkavich disclaims beneficial ownership of the shares owned by these entities.

(13)	Consists of 6,820 ordinary shares issued upon vesting of restricted share units and options to purchase 70,000 ordinary shares.

(14)	Consists of 11,820 ordinary shares issued upon vesting of restricted share units and options to purchase 63,000 ordinary shares.

(15)
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

B. Related Party Transactions

Registration Rights Agreement

In November 2011, an Amended and Restated  Registration Rights Agreement among us, Elron, DIC and RDC was approved at a special meeting of our shareholders. Elron, DIC and RDC collectively owned an aggregate of 46.2% of our ordinary shares as of February 16, 2012 and are collectively referred to as the “affiliated shareholders.” The Amended and Restated Registration Rights Agreement was signed as of February 29, 2012 and amended and restated a similar agreement among us and the affiliated shareholders that had been entered into in 2007.  The 2007 agreement replaced earlier registration rights granted by us to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement of our ordinary shares completed in September 2000, before our initial public offering. These earlier registration rights expired in October 2006.

The main terms of the registration rights agreement are as follows:

Demand Registration Rights

At the request of one or more of the affiliated shareholders holding at least 5% of our then outstanding ordinary shares, we must use our commercially reasonable efforts to register any or all of the requesting shareholders’ ordinary shares on the condition that the minimum aggregate offering price of the shares to be registered is at least $15 million. We must also give notice of the registration to other affiliated shareholders and include in the registration any ordinary shares that they request to include. This registration also may include ordinary shares offered by us for our own account and by our directors and officers. We may only be requested to carry out two of these demand registrations.

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

February 2012 Amendment

The main changes incorporated into the Amended and Restated Registration Rights Agreement are as follows:

•	The extension of the affiliated shareholders’ registration rights until July 18, 2017;

•
In the event that any of the affiliated shareholders pledge its respective shares in the company in favor of a lending institution in connection with any credit line or loan and an event of default occurs that would allow the lending institution to institute foreclosure  proceedings regarding the pledged shares, then in connection with any transfer  of such shares to one or more purchasers pursuant to such foreclosure, we agreed:

o	to waive the requirement for a legal opinion or “no action” letter prior to the transfer of such shares;

o	to lower the financial thresholds necessary for a lending institution to require registration of shares;

o	to waive the requirement that a shareholder not transfer shares during a specified period following the effective date of any registration statement filed by us; and

o	to waive certain restrictions on the right of a shareholder to assign registration rights.

•	Each of the affiliated shareholders could require that any registration be a shelf registration under Rule 415 under the United States Securities Act of 1933.

•	We agreed to maintain such a shelf registration for the maximum possible time, which, as of the date hereof, is three (3) years from the effective date of registration.

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

Employment Agreement With the Chairman of the Board of Directors

In June 2007, we entered into an employment agreement with Mr. Israel Makov, who serves as the Chairman of our board of directors. This agreement was approved by our shareholders in the annual shareholders meeting held in July 2007. In consideration for his service as a director and Chairman of the Board of Directors, Mr. Makov receives NIS69,028 per month, or NIS 828,339 annually (approximately $19,292 per month, or $231,502 annually, as of the date of this annual report), subject to adjustment based on the Israeli Consumer Price Index, in lieu of any statutory or other typical adjustments. In addition, Mr. Makov is entitled to pension, disability, study fund, health insurance and other benefits in accordance with standard terms of employment in Israel, including a monthly deduction to severance fund in lieu of statutory severance. The total monthly contributions required to be made by us under all of these items is 23.3% of base salary and the total contribution by Mr. Makov is 7.5% of base salary. Mr. Makov is entitled to vacation and sick leave in accordance with standard practices in Israel. We reimburse Mr. Makov for all business-related expenses and provide him with directors’ and officers’ insurance coverage and indemnification, in accordance with the terms approved by our shareholders.

In addition, in 2007 we granted Mr. Makov options to purchase 580,742 of our ordinary shares. The exercise price of these options is $29.42, equal to the closing price of the ordinary shares on the Nasdaq Global Select Market on July 18, 2007, the date of the annual meeting of our shareholders approving this grant. These options have vested over four years and became fully vested in July 2011. These options may be exercised by Mr. Makov at any time during a period beginning with the vesting date of each installment and ending four years thereafter. Any options not exercised within the exercise period will be forfeited and cancelled.

Mr. Makov’s employment agreement contains provisions that we believe are customary for a firm in our industry regarding non-competition and confidentiality of information.

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

Mr. Shamir’s annual salary has been $432,640 since June 2010. In May 2011, following approval of our shareholders at the annual shareholders meeting Mr. Shamir received (1) a cash bonus of $535,392 relating to our results in 2010, and (2) a grant of 42,750 RSUs under the Company’s 2009 Plan, vesting 50% at the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date.

In February 2012, our compensation committee, audit committee and board of directors approved for Mr. Shamir (1) a cash bonus of $649,000 relating to our results in 2011, (2) a grant of 35,000 RSUs under our 2009 Plan vesting 50% at the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date, and (3) a bonus plan for 2012 under which Mr. Shamir may be entitled to a bonus of up to 200% of his annual base salary, similar to percentage cap in prior years, subject to meeting certain personal and company performance targets determined by the board of directors. The payment of the amounts and the grant of RSUs approved by our board of directors in February 2012 as described above are subject to approval by our shareholders at our next annual shareholders’ meeting expected in May 2012.

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

Item 8. Financial Information

A. Consolidated Financial Statements and Other Information

Financial Statements

See Item 17 — “Financial Statements” for audited consolidated financial statements.

Export Sales

We maintain our primary manufacturing facilities in Israel and Vietnam. We also have a small manufacturing facility in Los Angeles.  Substantially all of our products are exported out of Israel and Vietnam. For information regarding our revenues by geographic market, see Item 5 — “Operating and Financial Review and Prospects.”

Legal Proceedings

From time to time we may be involved in legal proceedings.

In June 2011, our U.S. subsidiary, Given Imaging, Inc., received a subpoena from the United States Department of Health and Human Services Office of Inspector General, or OIG, requesting the production of documents relating to certain of our subsidiary’s discount programs for products sold in two sales regions in the United States. We produced responsive documents to the OIG in two separate productions in August and September 2011.  There has been no communications with the OIG or other government officials since the date of our last document production.  We are cooperating with any investigation, to the extent that it is still ongoing; however, we do not know the extent and scope of this government inquiry, or its current status.  No allegations have been made against us and no additional requests have been made as of the date of this annual report.

In October 2011, we became aware of a claim filed against us in Portugal by a former distributor seeking equitable compensation and damages in an amount of approximately €1.7 million due to alleged wrongful termination of a distribution agreement.  We filed our defense statement in this case in January 2012.  Based on advice of counsel, we believe we were entitled to terminate the distribution agreement without compensation and that the amount sought by the former distributor is excessive. .

Other than as described above, we are not currently party to any legal proceedings whose outcome we expect will be material to our financial condition or results of operations.

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

We have an approved enterprise status under Israel’s Investment Law and are therefore eligible for tax benefits that may we lost if we pay dividend out of income derived from the approved enterprise during the tax exemption period. Substantially all of our income is derived from our approved enterprise. If we pay dividends out of this income, we will be subject to corporation tax on the gross amount of dividends distributed and may lose our tax benefits for future periods. The tax rate on dividend distributions is subject to corporate taxes at rates varying from 10% - 25%, depending on the percentage of foreign investment.  This tax rate is at 25% as of the date of this annual report.

holding in the Company as defined by the Law.. This potential loss of tax benefits would impact any future determination on the payment of dividends or any other payment to shareholders treated as dividend under Israeli law, such as stock repurchase. An amendment to the Investment Law enacted in December 2010 provides an elective alternative tax benefit track in future years that may reduce the tax benefit associated with the approved enterprise status and at the same time reduce the potential adverse tax consequences of dividend distributions out of income derived from the approved enterprise. For more details, see Item 10 – “Taxation - Taxation of Companies in Israel - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

Significant Changes

Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial position since December 31, 2011.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Global Select Market

The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Nasdaq Global Select Market:

Annual Highs and Lows	High	Low

2011	$22.26	$14.25
2010	23.61	13.61
2009	18.00	7.06
2008	23.59	6.51
2007	31.49	19.25

Quarterly Highs and Lows	High	Low

4th quarter 2011	$17.78	$14.29
3rd quarter 2011	22.19	14.25
2nd quarter 2011	22.26	19.27
1st quarter 2011	20.02	14.52
4th quarter 2010	18.00	14.56
3rd quarter 2010	18.45	13.61
2nd quarter 2010	23.11	15.62
1st quarter 2010	23.61	14.61

Most Recent Six Months	High	Low

February 2012	$19.52	$17.27
January 2012	17.43	18.56
December 2011	17.43	16.37
November 2011	17.78	15.14
October 2011	16.51	14.29
September 2011	16.88	14.25

On February 29, 2012, the closing price of our ordinary shares on the Nasdaq Global Select Market was $19.48 per share. We estimate that there are approximately 7,000 holders of record of our ordinary shares.

Tel-Aviv Stock Exchange

The following table lists the high and low closing sale prices of our ordinary shares for the periods indicated as reported by the Tel-Aviv Stock Exchange:

Annual Highs and Lows	High		Low

2011	NIS	77.88	NIS	51.71
2010		87.80		51.33
2009		68.23		29.50
2008		89.95		24.32
2007		135.90		81.47

Quarterly Highs and Lows	High		Low

4th quarter 2011	NIS	67.90	NIS	54.13
3rd quarter 2011		75.53		51.71
2nd quarter 2011		77.88		64.86
1st quarter 2011		72.64		52.00
4th quarter 2010		65.00		52.16
3rd quarter 2010		68.48		51.33
2nd quarter 2010		87.80		60.05
1st quarter 2010		86.00		54.28

Most Recent Six Months	High		Low

February 2012	NIS	74.18	NIS	64.63
January 2012		71.18		66.33
December 2011		66.40		62.33
November 2011		67.90		55.39
October 2011		60.67		54.13
September 2011		61.97		51.71

On February 29, 2012, the closing price of our ordinary shares on the Tel-Aviv Stock Exchange was NIS 74.18 per share.

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

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits, as defined in the Israeli Companies Law, namely surplus funds or profits accrued over a period of eight quarters, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying out existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

Acquisitions Under Israeli Law

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares is required by the Israeli Companies Law to make a full tender offer to all of the company’s shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. A full tender offer can only be accepted if either (i)  the shareholders who do not accept the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.  In such case, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the full tender offer is not accepted, the acquirer may not acquire additional shares of the company or of such class of shares, as applicable, from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of the shares comprising such class, as applicable.

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

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting. Shareholder approval is not required in certain specified circumstances, such as a merger between a company and its wholly-owned subsidiary. Under the Israeli Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the voting shares present and voting, excluding shares abstaining and shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. In certain circumstances, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company. In addition, a merger may not be executed unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the parties.

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

Taxation of Companies in Israel

General Corporate Tax Structure. In 2011, Israeli companies were subject to corporate tax at the rate of 24% of taxable income. This tax rate has increased to 25% in 2012. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed further below, may be considerably less.

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

Tax Year	Development “Zone A”	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013-2014	7%	12.5%	25%
2015 onwards	6%	12%	25%

In addition, the December 2010 amendment introduced a new status of “special preferred enterprise” which is an industrial company fulfilling certain additional conditions, including having a total preferred enterprise income of at least NIS 1.5 billion in a given tax year. The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5% if located in development “Zone A,” or to 8% if located in other area within the State of Israel.

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

Grants Under the Law for the Encouragement of Industrial Research and Development, 1984. Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the R&D Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist, or OCS, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the OCS. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire OCS grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. To date, we have repaid in full all the grants we had received from the OCS and currently have no financial obligation to the OCS. However, other restrictions under the R&D Law such as restrictions regarding location of manufacturing activities and transfer of know-how continue to apply, irrespective of the grant repayment, as described in more details below.

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

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate OCS grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. However, regulations implementing the January 2011 amendment have not yet been promulgated as of the date of this annual report.

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

If we qualify as an industrial company within the definition of the Industry Encouragement Law, we are entitled to the benefits described above. We believe that in 2011 we qualified as an Industrial Company under the Industry Encouragement Law. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

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

The capital gain recognized by individuals on the sale of our shares that were purchased on or after January 1, 2003, will be taxed at the rate of 25%. However, if the shareholder is a “Controlling Shareholder,” namely a person holding, directly or indirectly, 10% or more of one of our means of control at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. In addition, an individual claiming deduction of financing expenses in respect of capital gain recognized from the sale of our shares will be taxed at the rate of 30%. Generally, the capital gain recognized by a corporation was subject to tax at the rate of 24% in 2011 and 25% in 2012. The capital gain recognized from the sale of our shares that were purchased prior to January 1, 2003 will be subject to different tax rates depending on the date of acquisition of such shares. The marginal tax rate for individuals (up to 45% in 2011 and up to 48% in 2012) and the regular corporate tax rate for corporations (24% in 2011 and 25% in 2012) will be applied to the amount obtained by multiplying the entire recognized gain on the sale by a fraction the numerator of which is the number of days from the date of the purchase of such shares until January 1, 2003 and the denominator of which is the number of days from the date of purchase of such shares and the date of sale. The remainder of the gain realized on the sale will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003, as described above.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income. In 2011, these regular tax rates were 24% for corporations and up to 45% for individuals. In 2012, the corporate tax rate was increased to 25% and tax rate for individuals is up to 48%.

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

If our securities are sold in Israel, the purchaser of such shares, any Israeli stockbroker used in the transaction and any financial institution through which the sold securities are held, are obliged, subject to some exemptions, to withhold tax on the amount of consideration paid with respect to such sale (or on the capital gain realized on the sale, if known) at the rate of 25% for corporations and individuals.

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

In 2012, a distribution of dividend from income, which is not attributed to an “approved enterprise,” to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder.” If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

In 2012, a distribution of dividends which is not attributed to an “approved enterprise” to a non-Israeli resident is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25%, or 30% if the dividend recipient is a “Controlling Shareholder,” as defined above. Those rates may be subject to a reduced tax rate under an applicable double tax treaty.

Under the U.S.-Israel Tax Treaty, the tax rate in respect of dividends distributed by an Israeli resident company to a U.S. resident corporation may be 12.5%, 15% or 25%, depending on the percentage of holding in the resident company and the resident company’s type of income distributed. Dividends distributed to a U.S. individual resident are taxed at a rate of 25%, or 30% if this individual is considered to be a “Controlling Shareholder.”

Israeli Withholding Tax on Dividends. We are required to withhold income tax upon the distribution of a dividend attributed to an approved enterprise’s income at the following rates: (i) Israeli resident corporations – 15%, (ii) Israeli resident individuals – 15%, and (iii) non-Israeli residents – 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty. If a dividend is distributed from an income attributed to a “preferred enterprise,” the following withholding tax rates will apply: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from an income not attributed to the “approved enterprise” the following withholding tax rates will apply in 2012: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals– 25% (iii) non-Israeli residents - 25%, or 30% if this individual is considered to be a “Controlling Shareholder,” subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2011. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, there can be no assurance that we will not be considered a PFIC for any taxable year. In general, if we were characterized as a PFIC for any taxable year, any gain recognized by a U.S. Holder who sells our ordinary shares, absent the making and ongoing maintenance of certain elections described below, would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of such ordinary shares. The amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an additional tax equal to the interest on such tax liability for such years.

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

Medicare Surtax on Unearned Income

For tax years beginning after December 31, 2012, certain U.S. Holders who are individuals, estates or trusts will be required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  A U.S. Holder’s net investment income generally will include interest, dividends, royalties, rents, gross income from a trade or business involving certain passive or trading activities, and net gain from disposition of property (other than property held in a trade or business that does not consist of certain passive or trading activities), less certain deductions.  Each U.S. Holder that is an individual, estate or trust is urged to consult its own tax advisor regarding the applicability of this tax to its income and gains in respect of its investment in our ordinary shares.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

In 2011, we derived 64% of our revenues in U.S. dollars, 22% in Euro, 5% in Japanese Yen and 5% in Australian dollars, with the remainder denominated in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. As most of our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets and could cause our non-U.S. customers to cancel or decrease orders or default on payment.

We develop and manufacture products primarily in Israel and Vietnam and sell the majority of the products in the United States, and to a lesser extent in other countries. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In 2011, 55% of our expenses were denominated in U.S. dollars and 26% of our expenses were denominated in Shekels, principally consisting of salaries and related personnel expenses. We expect this level of Shekel expenses to continue for the foreseeable future. During 2011, the U.S. dollar strengthened against the Shekel by approximately 7.7%. We estimate that a change of 10% in the exchange rate between the Shekel and the U.S. dollar has an impact of approximately  $3.2 million on our operating expenses. In addition, 11.2% of our expenses were denominated in Euros and 4.5% were denominated in Yen, 2.1% denominated in Australian dollar and 1.2% in other currencies. However, since we also generate revenues in these currencies the net effect on our business of exchange rate fluctuations of these currencies against the U.S. dollars is not material.

As of December 31, 2011, 18% of our cash and cash equivalents were denominated in currencies other than the U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among the U.S. dollar, Yen, Shekel, Australian dollar and Euro. In 2011, we have used a variety of hedging tools to seek to minimize the effect of currency fluctuations on our income.

Interest Rate Fluctuations. We invest some of our cash in bank accounts and deposits with maturities of three months or less located with a number of highly-rated banks inside and outside of Israel. We invest the majority of our cash in longer-term financial instruments in order to seek to achieve a higher yield. As of December 31, 2011, all of our investments were subject to the risk of changes in interest rates. Due to the current low interest rates in the United States and other countries, we estimate that a change of 10% in interest rates would not have a material impact on our finance income.

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

As of the end of the period covered by this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the participation and supervision of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective at the reasonable assurance level, as of December 31, 2011.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2011, the company’s internal control over financial reporting is effective.

Auditors’ Attestation Report. Our independent auditor, Somekh Chaikin, a member firm of KPMG International, has issued a report on the company’s consolidated financial statements and a report on management’s assessment of the company’s internal control over financial reporting. This report is contained in Item 17 — “Financial Statements,” on page F-2.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International, for the audit of our financial statements for the years ended December 31, 2010 and 2011, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2011	2010
	(In Thousands)

Audit fees	$760	$750
Audit-related fees	30	70
Tax fees (1)	205	255
All other fees (2)	--	185
Total	$995	$1,260

(1)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions and work regarding transfer prices.

(2)	“All other fees” includes fees for due diligence performed by KPMG in connection with business development activities.

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountants

Not applicable.

Item 16G. Corporate Governance

In connection with Nasdaq Listing Rule 5615(a)(3) and IM 5615-3, which allow foreign private issuers such as us to follow such issuer’s home country practices in lieu of certain listing requirements of Nasdaq, we have elected to follow Israel’s practices in lieu of the requirement of Nasdaq Listing Rule 5635(c) that companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended.  We seek shareholder approval in specified situations, including upon issuance of options to directors in their capacity as directors or to controlling shareholders, as required by Israeli law.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See pages F-1 to F-46.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit	Description

1.1
Amended and Restated Articles of Association as of June 17, 2008, incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009.

4.1
Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on March 17, 2004.†

4.2
Addendum, dated as of June 10, 2005, to Production Development, Manufacturing and Sales Agreement, dated as of November 26, 2002, by and between Micron Technology, Inc. and the Registrant, incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Commission on March 31, 2008.†

4.3
Amended Form of Indemnification Agreement between directors and officers of the Registrant and the Registrant, as of June 17, 2008, incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009.

4.4
Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-81514) filed with the Commission on February 1, 2002.

4.5
Summary of Material Terms of Addendum, dated December 2002, to Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on April 10, 2003.

4.6
Second Addendum, dated July 5, 2004, to the Lease Agreement, dated as of November 26, 2001, by and between Sha’ar Yoqneam L.P. and the Registrant, incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on March 25, 2005.

4.7
Development and Supply Agreement, dated April 8, 2002, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on March 25, 2005.†

4.8
Addendum to Development and Supply Agreement, dated July 2005, by and between Zarlink Semiconductor AB and the Registrant, incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on April 7, 2006.†

Exhibit	Description

4.9
Amended and Restated Registration Rights Agreement, dated as of February 29, 2012, by and among the Registrant and Discount Investment Corporation Ltd., Elron Electronic Industries Ltd. and RDC Rafael Development Corporation Ltd.

4.10	Distribution Agreement, dated May 9, 2002, by and between Given Imaging K.K. and Suzuken Co., Ltd. incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Commission on March 31, 2008.†

4.11	Amended and restated 2003 Equity Incentive Plan

4.12	Amended and Restated 2006 Equity Incentive Plan

4.13	Amended and Restated 2009 Equity Incentive Plan

8.1	List of subsidiaries of the Registrant.

11.1
Code of Ethics adopted on December 9, 2003, incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on March 17, 2004.

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
Name: Yuval Yanai
Title: Chief Financial Officer

Date: March 7, 2012

Given Imaging Ltd. and its Subsidiaries Consolidated Financial Statements As of and for the Year Ended December 31, 2011

Given Imaging Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. (the “Company”) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2012  expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As discussed in Note 1O to the consolidated financial statements, the Company adopted the provisions of ASU 2009-13, Revenue Recognition included in ASC Topic 605: Multiple-Deliverable Revenue Arrangements and ASU 2009-14, Software included in ASC Topic 985, as of January 1, 2010.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Haifa, Israel
March 6, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Given Imaging Ltd.

We have audited Given Imaging Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 of Part II of this Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 6, 2012 expressed an unqualified opinion on those consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Haifa, Israel
March 6, 2012

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2011	2010
Assets

Current assets
Cash and cash equivalents	1D; 2	$24,285	$34,619
Short-term investments	1H; 5	64,762	51,973
Accounts receivable:
Trade, net	1E	32,406	27,862
Other	3	5,259	4,291
Inventories	1F; 4	22,921	19,076
Advances to suppliers		1,207	441
Deferred tax assets	1Q; 14D	1,538	1,638
Prepaid expenses		1,373	1,585

Total current assets		153,751	141,485

Deposits		1,266	1,212

Assets held for employees’ severance payments	1G; 10	6,854	6,393

Marketable securities	1H; 5	16,003	3,873

Long-term inventory	1F; 4	4,926	5,626

Fixed assets, less accumulated depreciation	1I; 6	12,301	13,709

Intangible assets, less accumulated amortization	1J; 7; 16	29,075	25,813

Goodwill	1K; 16; 17	24,089	24,089

Total Assets		$248,265	$222,200

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2011	2010
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	8A	$139	$168
Accounts payable:
Trade		8,081	9,125
Other	9	28,397	26,065
Deferred revenue		521	788

Total current liabilities		37,138	36,146

Long-term liabilities
Obligation under capital lease	8A	120	244
Liability in respect of employees’ severance payments	10	7,720	7,151
Deferred tax liabilities	14D	5,362	5,871
Total long-term liabilities		13,202	13,266

Total liabilities		50,340	49,412

Commitments and contingencies	8

Equity
Shareholders` equity:	11
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2011 and 2010,
30,448,838 and 29,829,277 shares issued and fully
paid as of December 31, 2011 and 2010, respectively)		359	350
Additional paid-in capital		208,838	194,899
Capital reserve		2,051	2,051
Accumulated other comprehensive income (loss)		(885)	95
Accumulated deficit		(12,729)	(24,707)
Total shareholders` equity		197,634	172,688
Non-controlling interests		291	100
Total equity		197,925	172,788

Total liabilities, shareholders’ equity and non-controlling
Interests		$248,265	$222,200

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,
	Note	2011	2010	2009
Revenues	1O; 12	$177,955	$157,809	$141,763
Cost of revenues		(41,466)	(37,629)	(33,145)

Gross profit		136,489	120,180	108,618

Operating expenses
Research and development, gross	1R	(26,129)	(21,695)	(17,842)
Government grants	1P	1,113	1,477	1,109
Research and development, net		(25,016)	(20,218)	(16,733)

Sales and marketing		(75,014)	(67,114)	(61,428)
General and administrative		(23,078)	(25,138)	(18,919)
Other, net	6; 7; 17	(397)	(759)	(1,220)

Total operating expenses		(123,505)	(113,229)	(98,300)

Operating profit		12,984	6,951	10,318

Financial income, net	13	1,343	2,599	1,584

Profit before taxes on income		14,327	9,550	11,902

Income tax benefit (expense)	1Q; 14	(2,158)	(1,362)	1,542

Net Profit		12,169	8,188	13,444

Net loss (profit) attributable to non-controlling interest		(191)	290	891

Net profit attributable to shareholders		$11,978	$8,478	$14,335

Earnings per share:

Basic Earnings per Ordinary Share	1M	$0.40	$0.29	$0.49

Diluted Earnings per Ordinary Share	1M	$0.39	$0.28	$0.47

Weighted average number of Ordinary
Shares used to compute basic Earnings
per Ordinary Share	1M	30,212,787	29,670,842	29,281,897
Weighted average number of Ordinary
Shares used to compute diluted Earnings
per Ordinary Share	1M	31,089,499	30,525,654	30,423,162

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity
(In thousands except share data)

	Company’s shareholders
					Accumulated
			Additional		Other		Non-
			Paid-In	Capital	Comprehensive	Accumulated	controlling
	Ordinary shares		Capital	Reserve	Income (loss)	Deficit	interests	Total
	Shares	Amount
Balance as of January 1, 2009	29,257,785	$343	$173,983	2,166	(600)	(31,721)	1,993	146,164

Change during the year 2009:
Net profit (loss)	-	-	-	-	-	14,335	(891)	13,444
Net change in respect of available for sale securities	-	-	-	-	999	-	-	999
Total comprehensive income	-	-	-	-	999	14,335	(891)	14,443
Exercise of stock options	113,187	2	952	-	-	-	-	954
Stock based compensation	-	-	7,268	-	-	-	-	7,268
Dividend distribution	-	-	-	-	-	(15,799)	-	(15,799)
Change in non-controlling interest	-	-	-	-	-	-	(424)	(424)
Balance as of December 31, 2009	29,370,972	345	182,203	2,166	399	(33,185)	678	152,606

Change during the year 2010:
Net profit (loss)	-	-	-	-	-	8,478	(290)	8,188
Net change in respect of available for sale securities	-	-	-	-	(304)	-	-	(304)
Total comprehensive income	-	-	-	-	(304)	8,478	(290)	7,884
Exercise of stock options	458,305	5	4,214	-	-	-	-	4,219
Stock based compensation	-	-	8,482	-	-	-	-	8,482
Change in non-controlling interest	-	-	-	(115)	-	-	(288)	(403)
Balance as of December 31, 2010	29,829,277	350	194,899	2,051	95	(24,707)	100	172,788

Change during the year 2011:
Net profit	-	-	-	-	-	11,978	191	12,169
Net change in respect of available for sale securities	-	-	-	-	(980)	-	-	(980)
Total comprehensive income	-	-	-	-	(980)	11,978	191	11,189
Exercise of equity awards	619,561	9	6,576	-	-	-	-	6,585
Stock based compensation	-	-	7,363	-	-	-	-	7,363
Balance as of December 31, 2011	30,448,838	$359	$208,838	$2,051	$(885)	$(12,729)	$291	$197,925

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net profit	$12,169	$8,188	$13,444

Adjustments required to reconcile net profit to net cash
provided by operating activities:

Depreciation and amortization	8,296	7,662	6,096
Goodwill impairment	-	20	483
Deferred tax assets	100	761	(1,221)
Deferred tax liabilities	(509)	(888)	-
Stock based compensation	7,363	8,482	7,268
Loss from disposal of long term assets	397	739	714
Decrease (increase) in accounts receivable – trade	(4,544)	560	(3,069)
Decrease (increase) in other accounts receivable	(968)	(488)	863
Decrease (increase) in prepaid expenses	212	(23)	595
Decrease (increase) in advances to suppliers	(766)	93	3,006
Decrease (increase) in inventories	(3,145)	2,331	(4,386)
Increase in accounts payable	1,433	3,389	1,819
Increase (decrease) in deferred revenue	(267)	554	(1,289)
Other	158	304	(144)
Net cash provided by operating activities	19,929	31,684	24,179

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(10,551)	(5,056)	(4,794)
Deposits, net	(39)	(6)	34
Acquisition of Sierra, net of cash acquired (1)	-	(34,709)	-
Change in short term deposit, net	(20,176)	(26,830)	4,341
Proceeds from sale and maturity of marketable securities	11,141	25,167	39,002
Purchase of marketable securities	(16,910)	(5,953)	(32,668)
Net cash provided by (used in) investing activities	(36,535)	(47,387)	5,915

Cash flows from financing activities:
Principal payments on capital lease obligation	(168)	(143)	(131)
Proceeds from the issuance of Ordinary Shares	6,585	4,219	954
Dividend distribution	-	-	(15,799)
Purchase of shares from a non-controlling shareholder in a subsidiary	-	(403)	(382)
Net cash provided by (used in) financing activities	6,417	3,673	(15,358)

Effect of exchange rate changes on cash and cash equivalents	(145)	191	25
Increase (decrease) in cash and cash equivalents	(10,334)	(11,839)	14,761
Cash and cash equivalents at beginning of year	34,619	46,458	31,697
Cash and cash equivalents at end of year	$24,285	$34,619	$46,458

Supplementary cash flow information:

Income taxes paid	$2,179	$234	$877

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
(In thousands)

Note 1 -  Organization and Summary of Significant Accounting Policies

A.           General

Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998.

The Company has developed the Given System, a proprietary wireless imaging system for visual examination of the gastrointestinal (“GI”) tract. The system uses a miniaturized video camera contained in a capsule, referred to as the PillCam™ capsule, which is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

The Given System consists of three principal components:

•           a single-use, disposable PillCam color-imaging capsule that is ingested by the patient;

•           a portable data recorder and array of sensors that are worn by the patient; and

•   a proprietary software, known as RAPID, for downloading, processing and analyzing recorded data.

In 2001, the Company commenced marketing the Given System with the PillCam SB capsule for visualizing and detecting disorders of the small bowel.  PillCam SB is cleared for marketing in the United States, the European Union and Japan, which are the Company’s principal markets. In November 2004, the Company began marketing and sale of the PillCam ESO capsule for visualization of the esophagus. This capsule is cleared for marketing in all principal markets, except Japan.  In the second half of 2007, the Company began selling the first generation of its PillCam COLON capsule in Europe. The Company received the CE mark for this capsule in late 2009. The European Union is currently the only major market with clearance to market and sell the PillCam COLON capsule.

The Company has direct or indirect wholly-owned subsidiaries in the United States, the Netherlands, Germany, France, Australia, Hong Kong, Vietnam and Singapore. The Company also has a subsidiary in Japan, Given Imaging K.K. (“Given K.K.”), in which it has a controlling interest (for more details see Note 16A).

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

On April 1, 2010, the Company acquired privately-held Sierra Scientific Instruments, (“Sierra”), for approximately $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract.  Sierra’s primary business is the development, manufacture and sale of high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. Sierra’s high resolution manometry systems are sold under the name ManoScan 360.  Since sales began in 2004, Sierra has produced and installed ManoScan™ systems world-wide and supported numerous clinical procedures. Sierra also markets and sells catheter-based pH and impedance monitoring systems. As part of the acquisition, the Company acquired 100% of the shares of Sierra’s subsidiary, a Vietnamese company, which manufactures catheters (for more details see Note 16B).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 -  Organization and Summary of Significant Accounting Policies (cont'd)

A.           General (cont’d)

The Company operates in the medical device industry and its business is subject to numerous risks, including, without limitations, (1) the Company’s ability to develop and bring to market new products, (2) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (3) the Company’s success in implementing its sales, marketing and  manufacturing plans, (4) continuous supply of certain components from third-party suppliers, (5) protection and validity of patents and other intellectual property rights, (6) the impact of currency exchange rates, (7) the effect of competition by other companies, (8) the outcome of significant litigation, and (9) the existence of favorable reimbursement for its product from government and commercial payors, (10) changes and reforms in applicable healthcare laws and regulations, (11) quarterly variations in operating results, (12) the possibility of armed conflicts or civil or military unrest in Israel, (13) risks associated with the acquisition and integration of other businesses, and (14) the impact of macro-economic and market conditions in the Company’s main markets.

B.           Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States (including Sierra, see note 16B), Germany, France, the Netherlands, Hong-Kong, Singapore, Vietnam and Australia and its 93% owned subsidiary in Japan.  The accounts of the subsidiaries are consolidated from the date of their inception, except for the accounts of Sierra, which are consolidated from April 1, 2010, the closing date of the Sierra acquisition. All intercompany balances and transactions have been eliminated in consolidation.  As of December 31, 2011, the Company considers itself operating in only one segment.

C.           Functional and reporting currency

The Company and all its subsidiaries’ functional and reporting currency is the U.S. dollar.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using the prevailing exchange rates at the date of the transactions. Monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the representative foreign exchange rate at the balance sheet date. Gains and losses from the translation of foreign currency balances are recorded in financial income, net.

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
(In thousands)

Note 1 -  Organization and Summary of Significant Accounting Policies (cont'd)

E.            Allowance for doubtful accounts receivable - trade (cont’d)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2011 is as follows:

	Year ended December 31,
	2011	2010	2009

Opening balance	$295	$252	$210
Additional provision	150	362	265
Write-offs	(134)	(319)	(223)

Closing balance	$311	$295	$252

F.            Inventories

Inventories are stated at lower of cost or market.  Cost is determined using the average cost method for raw materials, components and finished goods and on the basis of actual manufacturing costs for work in progress.

Inventory that is not expected to be consumed in the next operating cycle, based upon sales forecast, is classified as non-current (for more details see Note 4).

G.           Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

H.           Marketable securities

The Company accounts for marketable securities under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320-10 “Accounting for Certain Investments in Debt and Equity Securities” (“ASC 320-10”).

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

As of December 31, 2011, marketable securities consist of corporate bonds, which the Company classified as “available-for-sale”. As of December 31, 2011, the Company does not hold marketable securities classified as “trading”.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

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

The Company evaluates fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of ASC 360-10, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“ASC 360-10"). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the assets is less than the undiscounted future net cash flows, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets

J.            Definite-life intangible assets

Definite-life intangible assets acquired in business combinations consist mainly of acquired technology (including in-process research and development expenditures), trademarks, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (for more details see Note 16B).

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

Amortization charges are classified according to the expense category that benefits from the related intangible asset.

Definite-life intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with ASC 360-10 (see Note 1I above).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

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

L.           Stock compensation plans

Stock-based compensation is accounted for based on the provisions of ASC 718-20, “Share-Based Payment” (“ASC 718-20”). ACS 718-20 requires compensation expense relating to share-based payments to be recognized in income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

Stock-based compensation recognized in the consolidated statements of operations is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. ASC 718-20 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

M.          Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are presented in conformity with ASC 260-10, “Earnings Per Share”.  Basic earnings per Ordinary Share are calculated by dividing the net profit attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding.  Diluted earnings per Ordinary share calculation is similar to basic earnings per share except that the weighted average of Ordinary Shares outstanding is increased to include the number of additional Ordinary Shares that would have been outstanding if the dilutive potential Ordinary Shares from options and restricted share units had been exercised.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

M.          Earnings per Ordinary Share (cont’d)

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated.

	Year ended December 31,
	2011	2010	2009

Net profit attributable to Ordinary Shares	$11,978	$8,478	$14,335

Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share
Calculation	30,212,787	29,670,842	29,281,897

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	876,712	854,812	1,141,265

Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share
Calculation	31,089,499	30,525,654	30,423,162

Basic earnings per Ordinary Share	$0.40	$0.29	$0.49

Diluted earnings per Ordinary Share	$0.39	$0.28	$0.47

Number of equity awards excluded from the
diluted earnings per share calculation
due to their anti-dilutive effect	3,904,630	4,763,410	4,849,070

N.           Use of estimates

The preparation of the consolidated financial statements, in accordance with generally accepted principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, the valuation of deferred tax assets, intangible assets, goodwill, inventory, derivatives, share-based compensation, reserves for income tax uncertainties and other contingencies. Actual results could differ from those estimates.

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
(In thousands)

Note 1 -  Organization and Summary of Significant Accounting Policies (cont'd)

O.           Revenue recognition (cont’d)

Taxes collected from customers and remitted to governmental authorities are presented in the financial statements on a net basis.

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with ASC Subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements”, are deferred and recognized ratably over the term of the support period. In 2010, the Company adopted ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multi-element arrangements that include tangible products that contain software that is essential to the tangible product’s functionality and undelivered software elements that relate to the tangible product’s essential software, the Company allocates revenue to all deliverables based on their relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“ESP”).

Through 2009, the Company routinely evaluated its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, “Software Revenue Recognition”.  Based on such evaluation, the Company had concluded that none of its products have such embedded software. In 2010, the Company adopted ASU 2009-14, “Software (Topic 985)”, which amends ASC Subtopic 985-605 to exclude from its scope tangible products which contain both software and nonsoftware components that function together to deliver a tangible product’s essential functionality. The adoption of ASU 2009-13 and ASU 2009-14 did not have a material effect on the financial position, results of operations or cash flows of the Company.

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

P.           Government-Sponsored Research and Development

The Company participates in non-royalty bearing programs of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). Grants received from the OCS are recorded as a reduction of research and development expenses, at the time the related expense is incurred and subject to grant approval.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 -  Organization and Summary of Significant Accounting Policies (cont'd)

Q.           Taxes on income

The Company accounts for income taxes under ASC 740, “Accounting for Income Taxes” (“ASC 740”). Under ASC 740, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carry forwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized.  The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries.  Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as the Company does not expect these subsidiaries to distribute dividends in the foreseeable future.

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

S.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products. The balance sheet provision for warranties is determined based upon the Company’s experience regarding the relationship between sales and warranty costs.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

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

U.           Comprehensive Income

In addition to net profit, comprehensive income includes unrealized gains or losses arising from marketable securities classified as available for sale.

V.           Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, short term investments, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

The Company implements ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 -  Organization and Summary of Significant Accounting Policies (cont'd)

W.         Business Combinations

Beginning 2009, the Company accounts for business combinations under the revised principles of ASC Topic 805 (“ASC 805”), Business Combinations, related to business combinations and non-controlling interests.  ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

The Company applied the revised principles to the acquisitions of Sierra in 2010 (see Note 16B for details).

X.           Recent accounting pronouncements

In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which revises the manner in which entities present comprehensive income in their financial statements. This ASU requires entities to report components of comprehensive income in either (1) a single continuous financial statement or (2) two separate but consecutive financial statements. This ASU does not change the items that must be reported in other comprehensive income. The amendments are effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. Since the Company currently presents comprehensive income within the consolidated statements of changes of equity, it is expected this ASU would change the presentation of comprehensive income in the Company’s consolidated financial statements upon its adoption. It is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210)-Disclosures about Offsetting Assets and Liabilities: The amendments in this ASU will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The Company will be required to apply the amendments for annual reporting periods beginning on January 1, 2013. It is not expected to have a material impact on the Company’s consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 2 -  Cash and Cash Equivalents

	December 31,
	2011	2010

Denominated in U.S. dollars	$15,405	$25,471
Denominated in New Israeli Shekels	1,686	2,251
Denominated in Euros	4,754	3,653
Denominated in Japanese Yen	1,146	2,372
Denominated in other currencies	1,294	872

	$24,285	$34,619

Note 3 - Accounts Receivable - Other

	December 31,
	2011	2010
Government institutions	$2,139	$2,514
Other	3,120	1,777

	$5,259	$4,291

Note 4 -  Inventories

	December 31,
	2011	2010
Raw materials and components	$13,051	$12,782
Work-in-progress	6,169	4,973
Finished goods	8,627	6,947

	$27,847	$24,702

Inventories are presented in:

	December 31,
	2011	2010
Current assets	$22,921	$19,076
Non-current assets	4,926	5,626
	$27,847	$24,702

Long term Inventory:

At December 31, 2011, $4,926 of the Company's components inventory is in excess of requirements for the year 2012 based on management’s estimate of sales. This long term components inventory is mainly comprised of imaging sensor and transmitter of its PillCam capsules and raw material used for the production of new products. Management believes that this amount will be utilized according to its forecasted sales.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 5 -  Short-term Investments and Marketable Securities

A.           Short-term investments and marketable securities

As of December 31, 2011 and 2010, Short-term investments consist of:

	December 31,
	2011	2010

Available-for-sale securities	$3,794	$10,058
Trading securities	-	1,123
Bank deposits	60,968	40,792
Total	$64,762	$51,973

B.           Available for sale marketable securities

As of December 31, 2011, all of the marketable securities consist of corporate bonds.

As of December 31, 2010, marketable securities consist of U.S. government bonds and corporate bonds.

During 2011, the Company recorded $980 of realization and adjustments of unrealized losses recorded in prior years from corporate bonds. Proceeds from the sale and maturity of available-for-sale securities were $10,000 in 2011; net realized gains included in finance income in 2011 were $281.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 5 -  Short-term Investments and Marketable Securities (cont'd)

B.           Available for sale marketable securities (cont’d)

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value marketable securities classified as available-for-sale by major security type and class of security at December 31, 2011 and 2010 are as follows:

		Gross	Gross
	Carrying	unrealized	unrealized
	amount	holding gains	holding (losses)	Fair value
At December 31, 2011 -
corporate debt securities	$20,682	$3	$(888)	$19,797

At December 31, 2010
U.S government or government
agencies	$2,021	$12	$-	$2,023
Corporate debt securities	11,815	101	(18)	11,898
Total At December 31, 2010	$13,836	$113	$(18)	$13,931

Maturities of debt securities classified as available-for-sale at December 31, 2011 were as follows:

	Carrying
	amount	Fair value
Current maturities	$3,791	$3,794
Due after one year through five years	16,891	16,003
	$20,682	$19,797

At December 31, 2011, all marketable securities which were in an unrealized loss position, had been in such a position for less than 12 months.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 6 -  Fixed Assets, Less Accumulated Depreciation

	December 31,
	2011	2010
Computers and software	$12,195	$11,368
Instruments and laboratory equipment	1,476	1,413
Leasehold improvements	5,471	5,514
Motor vehicles	140	170
Machinery and equipment	18,926	17,561
Communication equipment	558	504
Office furniture and equipment	2,306	2,199

Fixed assets, at cost	41,072	38,729

Accumulated depreciation	(28,771)	(25,020)

Fixed assets at cost, less accumulated depreciation	$12,301	$13,709

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 were $4,550, $4,321, and $4,311, respectively. During 2011, the Company wrote off fixed assets which was no longer in use. This resulted in a charge of $157 recorded in operating expenses - other on the consolidated statement of operations.

As of December 31, 2011 and 2010, the cost of fixed assets under capital lease was $607,and the accumulated depreciation for year ended December 31, 2011 and 2010 was $397 and $304, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 7 -  Intangible Assets, at Cost, Less Accumulated Amortization

	December 31,
	2011	2010
Patents and trademarks	$14,414	$7,600
Web site development	1,518	1,453
Software development	647	647
IPR&D acquired in a business combination (note 16B)	5,306	5,306
Patents and technology acquired in business
combinations	12,562	12,562
Trademarks and trade names acquired in
business combinations	4,020	4,020
Customer relationships acquired in business
combinations	2,891	2,891

Intangible assets, at cost	41,358	34,479

Accumulated amortization	(12,283)	(8,666)

Intangible assets, less accumulated amortization	$29,075	$25,813

Amortization expenses for the years ended December 31, 2011, 2010 and 2009 were $3,746, $2,729 and $1,785, respectively (expenses for 2010 do not include $612 amortization of backlog acquired as part of the Sierra acquisition, see Note 16B). Estimated amortization expenses for the next five years are:  $4,012 in 2012, $3,905 in 2013, $3,824 in 2014, $3,742 in 2015 and $3,694 in 2016. During 2011, the Company wrote off patents, trademarks and software development which are no longer expected to be used. This resulted in a charge of $240 recorded in Operating expenses - other in the consolidated statements of operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)
Note 8 -  Commitments and Contingencies

A.           Leases

The Company and its subsidiaries lease office space and manufacturing space for periods of up to 11 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,775 a year in rent and management fees. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided bank guarantees in the amount of approximately $788 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements, which are viewed as capital leases. The companies deposited a total amount of $210 to guarantee their performance under the terms of the lease agreements.

The Company is committed to minimum annual lease payments over the next five years as follows:

	Capital leases	Operating leases
2012	$140	$4,846
2013	38	3,913
2014	-	2,890
2015	-	2,311
2016 and thereafter	-	293
	$178	$14,253

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2011, 2010 and 2009 was $93, $91 and $91, respectively (see also note 6).

Rental expenses under the lease agreements for the years ended December 31, 2011, 2010 and 2009 were $5,311, $4,557 and $4,194, respectively.

B.           Agreements with key single - source suppliers and commitments to suppliers

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

Purchases under such agreements with the five largest single source suppliers for the years ended December 31, 2011, 2010, 2009 were $5,553, $9,880 and $10,134, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 8 -  Commitments and Contingencies (cont'd)

B.           Agreements with key single - source suppliers and commitments to suppliers (cont’d)

(2)	The Company’s annual commitments under agreements with single source and other suppliers for the next 5 years are as follows:

2012	$7,422
2013	298
2014	1,562
2015	2,946
2016 and beyond	6,256
$18,484

C.           Litigation

In October 2011, a claim was filed against the Company in Portugal by a former distributor seeking equitable compensation and damages in an amount of approximately EURO 1.7 million due to alleged wrongful termination of a distribution agreement.   The Company filed its defense statement in this case on or about January 30, 2012.  Based on the advice of counsel, management believes that the Company was entitled to terminate the distribution agreement without any compensation. Accordingly, no provision has been made in the Company’s financial statements for the claim.

From time to time, as a result of the nature of its business, the Company is subject to actual or threatened patent litigation. Based on consultation with counsel, management believes that the potential exposure to the Company from such actual or threatened patent litigation as of December 31, 2011 is remote. Accordingly, no provision has been made in the Company’s financial statements for any of such claims.

D.           Registration Rights Agreement

In November 2011, an Amended and Restated  Registration Rights Agreement among the Company, Elron Electronic Industries (“Elron”), Discount Investment Corporation (“DIC”) and Rafael Development Corporation (“RDC”) was approved at a special meeting of our shareholders. The agreement was signed as of February 29, 2012. As of December 31, 2011, Elron, DIC and RDC collectively owned an aggregate of 46.6% of the Company’s ordinary shares and are collectively referred to as the “affiliated shareholders.” This Amended and Restated Registration Rights Agreement has amended and restated a similar agreement among us and the affiliated shareholders that had been entered into in 2007.  The 2007 agreement replaced earlier registration rights granted by the Company to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement of our ordinary shares completed in September 2000, before our initial public offering. These earlier registration rights expired in October 2006.

Under this agreement, at the request of one or more of the affiliated shareholders holding at least 5% of the Company's then outstanding ordinary shares, the Company must use its best efforts to register any or all of these shareholders’ ordinary shares to the extent that the aggregate offering price of the shares to be registered is at least $15 million. In addition, the affiliated shareholders also have the right to request that the Company include their ordinary shares in any registration statements filed by the Company in the future for the purpose of a public offering, subject to specified limitations. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended. Generally, the Company is obligated to pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

The 2011Amended and Restated Registration Rights Agreement extended the affiliated shareholders’ registration rights until July 18, 2017 and provides relief from certain requirements and financial thresholds necessary to trigger registration rights to the benefit of lending institution to which any of the affiliated shareholders pledge its respective shares in the Company in connection with any credit line or loan provided to the affiliated shareholders. Finally, the Company has agreed that each of the affiliated shareholders could require that any registration be a shelf registration under Rule 415 under the United States Securities Act of 1933, and to maintain such a shelf registration for the maximum possible time

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 9 -   Accounts Payable – Other

	December 31,
	2011	2010
Government institutions	$5,145	$4,983
Liabilities relating to employees	15,370	14,385
Advances from customers	201	109
Warranty	665	340
Commissions	1,857	1,497
Accrued expenses	5,159	4,751

	$28,397	$26,065

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

Expenses recorded in respect of employees’ severance payments for the years ended December 31, 2011, 2010 and 2009 are $1,471, $1,347 and $664, respectively.

The U.S. subsidiaries have a defined contribution retirement plan for their employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee's salary subject to regulatory limits. Employees are vested in the Company's contributions after 30 days of employment. Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2011, 2010 and 2009 are $1,157, $804 and $688, respectively.

Note 11 - Shareholders’ equity

A.           Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are authorized and fully paid.  The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum or articles of association or the laws of the State of Israel, except that citizens of countries (including corporations incorporated in countries) which are considered under the applicable law as "enemy states" of Israel may not be recognized as owners of Ordinary Shares.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont'd)

B.           Employees’ and non employees’ stock options

In 2003, the Company adopted a stock option plan for directors, employees and consultants (the “2003 Plan”).  The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000.  Under these plans, the Board of Directors (the “Board”), or a compensation committee appointed by the Board, has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The Company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2011, 518,424 options out of this plan had not been granted.

The purchase price of each share pursuant to the options granted under the 2003 Plan shall be the fair market value on the date the Board approves the grant of the option or as otherwise determined by the Compensation and Nominating Committee.

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

In 2006, the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The 2006 Plan is administered by the Company’s Compensation and Nominating Committee. The 2006 Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating committee has authority to grant awards under different terms at its discretion.  The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the 2006 Plan. As of December 31, 2011 there were 3,446,691 options outstanding and 28,500 shares of restricted stock issued and outstanding, under the 2006 Plan.

Options under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years. The Company’s current policy is that options granted under the 2006 Plan expire six years following the date of the grant.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont'd)

B.           Employees’ and non employees’ stock options (cont’d)

In case of participating employees and consultants, all unvested awards are cancelled upon the termination of their employment or service. All vested awards may be exercised within 180 days following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause after more than five years of service on the Company’s Board, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination or discontinuation of service, except in cases where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

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

Awards granted under the 2006 Plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the Ordinary Shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the 2006 Plan are subject to capital gains tax of 25% and the Company is not entitled to a tax deduction. Options granted under the 2006 Plan to U.S. residents may also qualify as incentive stock options (ISO) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986.  Options that do not contain terms that will qualify them as ISOs are treated as Non-Qualified Stock Options.

In 2009, the Company adopted the 2009 Equity Incentive Plan (the “2009 Plan”). A total of 1,000,000 authorized but unissued ordinary shares are reserved for issuance as restricted share units (“RSUs”) under the 2009 Plan. As of December 31, 2011 there were 793,517 restricted share units outstanding under the 2009 Plan.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont'd)

B.           Employees’ and non employees’ stock options (cont'd)

The terms of the 2009 Plan are similar to those of the 2006 Plan.

During 2009 the Company extended the term of outstanding stock options previously granted under the Company’s 2006 Plan by two additional years. On June 3, 2009, the shareholders at their Annual General Meeting approved extension of the term of outstanding stock options previously granted to external directors under the Company’s 2006 Plan by two additional years.

The incremental cost recorded due to this modification in the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 was $61, $721 and $480, respectively.

Awards granted to consultants are immaterial.

Options

The fair value of options granted during the years ended December 31, 2009 (in 2011 and 2010 the Company did not grant options) was estimated on the date of grant using the Black - Scholes model, with the following assumptions:

1.           Dividend yield of zero percent.

2.	Risk free average interest rate of 1.72%, which represents the risk free rate of US$ zero - coupon U.S Government Bonds.

3.	Weighted average expected life of 4.32 years, which represents the period for which the options granted are expected to be outstanding, based on experience from previous employee behavior.

4.	Expected average volatility of 44.54%, which represents a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ National Market.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont'd)

B.           Employees’ and non employees’ stock options (cont'd)

The following table summarizes information relating to stock options for Ordinary Shares outstanding, as of December 31, 2011 and 2010:

	Options outstanding as of
	December 31, 2011
		Weighted
		Average
		Remaining
	Number	contractual life
Exercise prices	outstanding at	(in years)
$1 - $10	790,080	2.87
$10.01-$20	1,990,864	2.29
$20.01-$30	1,825,172	1.96
$30.01-$40	499,440	2.90
	5,105,556

	Options outstanding as of
	December 31, 2010
		Weighted
		Average
		Remaining
	Number	contractual life
Exercise prices	outstanding at	(in years)
$1 - $10	976,986	3.68
$10.01-$20	2,354,500	3.06
$20.01-$30	2,075,704	2.65
$30.01-$40	499,440	3.90
	5,906,630

The stock option activity under the Plans is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
Balance at January 1, 2011	5,906,630	$19.75	$9.20
Forfeited	(251,533)	21.90	10.23
Exercised	(549,541)	12.01	5.45
Balance at December 31, 2011	5,105,556	20.48	9.55
Exercisable at December 31, 2011	4,515,612	$21.75	$10.30

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)
Note 11 - Shareholders’ equity (cont'd)

B.           Employees’ and non employees’ stock options (cont'd)

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2011 and 2010 and related changes during the years ended December 31, 2011 and 2010:

Non-vested options	Number of shares	Weighted average grant date fair value
Balance at January 1, 2011	1,289,096	$5.29
Vested	(696,001)	6.50
Forfeited	(3,151)	3.83
Balance at December 31, 2011	589,944	$3.86

As of December 31, 2011, unrecognized compensation costs related to non-vested options aggregated $2,306 to be recognized over 1.6 years.

The aggregate intrinsic value of options outstanding as of December 31, 2011 and 2010 is $10,944 and $8,208, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2011 and 2010 is $6,946 and $4,141, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2011 and 2010, is $3,490 and $4,995, respectively.

RSUs

The following table summarizes information relating to RSUs as of December 31, 2011 and related changes during the year ended December 31, 2011:

		Weighted average
Non-vested RSUs	Number of shares	grant date fair value
Balance at January 1, 2011	533,966	$16.68
Granted	338,104	19.53
Vested	(70,020)	17.30
Forfeited	(8,533)	20.80
Balance at December 31, 2011	793,517	$17.80

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont’d)

B.           Employees’ and non employees’ stock options (cont’d)

During 2011 the Company granted 284,909 RSUs to employees and non-employees. 50% of the RSUs vest on the second anniversary of the date of grant, and 25% vest on each of the third and fourth anniversaries of the date of the grant. 53,195 RSUs were granted to directors - 100% vest on the first anniversary. The fair value of the RSUs as of the date of grant is amortized over the vesting period. Unrecognized compensation costs related to the RSUs as of December 31, 2011, to be recognized over a weighted average period of 1.72 years, were $9.2 million, and compensation expenses of $4.1 million and $2.0 million were recognized in the years ended December 31, 2011 and 2010, respectively.

Restricted Shares

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares vested in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is amortized over the vesting period. As of December 31, 2011 there were no unrecognized compensation costs related to the restricted shares. Compensation expenses related to the restricted shares of $18, $485 and $485 and $18 were recognized for the years ended December 31, 2011, 2010 and 2009, respectively.

Total compensation costs

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2011	2010	2009
Research and development costs	$708	$428	$257
Selling and marketing expenses	2,175	1,557	1,619
General and administrative expenses	4,480	6,497	5,392
	$7,363	$8,482	$7,268

Note 12 - Revenues

A.           Revenues by product lines

	Year ended December 31,
	2011	2010	2009
Workstations, recorders and software	$9,060	$8,120	$11,523
PillCam SB capsule	117,561	110,189	110,371
PillCam ESO capsule	425	539	702
PillCam Colon capsule	1,798	1,291	1,021
Patency capsules and scanners	792	666	718
Bravo pH monitoring products	19,746	18,603	14,985
Sierra manometry and catheters	28,460	17,913	-
Services	113	488	2,443
	$177,955	$157,809	$141,763

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 12 – Revenues (cont’d)

B.	Revenues by geographic areas
	Year ended December 31,
	2011	2010	2009
Americas	$108,745	$100,501	$89,671
Europe, Middle East and Africa (mainly Europe)	45,122	40,224	38,481
Asia Pacific	24,088	17,084	13,611

	$177,955	$157,809	$141,763

In the year ended December 31, 2011, revenues from Sierra in the Americas region totaled $19.2 million, in the Europe, Middle East and Africa region $5.9 million and in the Asia Pacific region $3.4 million.

In the year ended December 31, 2010, revenues from Sierra in the Americas region totaled $11.2 million, in the Europe, Middle East and Africa region $5.3 million and in the Asia Pacific region $1.4 million.

Note 13 - Financial Income, net

	Year ended December 31,
	2011	2010	2009
Currency gains, net	$650	$1,989	$397
Income from marketable securities and deposits	1,347	1,165	1,583
Other	(654)	(555)	(396)

	$1,343	$2,599	$1,584

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $64.7  million, $58.5 million and $37.1 million  and with estimated fair values that totaled $1,431, $(132) and $824 as of December 31, 2011, 2010 and 2009, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of $1,563, $(956) and $304 for the years ended December 31, 2011, 2010 and 2009 have been recognized as finance income in those years among “currency gains, net”. The periodic net cash (receipts) settlements totaled $1,617, $1,602 and $(435) for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 14 - Taxes on Income

A.            Israeli Taxation

(1)	Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes.

Pursuant to the Encouragement Capital Investments Law -1959 (the “Law”), the Company was awarded “Approved Enterprise” status under the government alternative benefits path (“Alternative Path”) beginning in 1999, upon completion of the project as approved by the Investment Center. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income (if distributed within a certain time limit).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

A.            Israeli Taxation (cont'd)

Under the Alternative Path, the income derived from an Approved Enterprise will be exempt from tax for a ten-year period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received).

Dividend distributions originating from income of an Approved Enterprise will be subject to a withholding tax at the shareholders level at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% - 25% (currently 25%) depending on the percentage of foreign investment holding in the Company as defined by the Law.

If the Company derives income from sources other than the Approved Enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (4) below).

In 2005, an amendment to the Law was enacted (the “2005 Amendment”). Provisions of the 2005 Amendment which apply to the Company are as follows:

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

The 2005 Amendment does not apply retroactively for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

A.	Israeli Taxation (cont'd)

(2)
As of December 31, 2011, the Company has no tax loss carryforwards in Israel except for capital losses of approximately $13,700 which are available to offset future taxable capital gains for indefinite period

(3)
As explained above, the Israeli Company is exempt from tax for a ten-year period.  Therefore, the Israeli Company has not recorded deferred tax assets and liabilities. Out of the Company’s accumulated deficit as of December 31, 2011, approximately $12,700 are tax-exempt earnings attributable to its Approved Enterprise and approximately $28,200 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently- 25% pursuant to the implementation of the Investment Law). According to the 2005 Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders). As of December 31, 2011, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $3,200. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $7,100. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

(4)
On July 14, 2009, the Knesset (the Israeli parliament) passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter-alia, an additional gradual reduction in the regular company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the regular company tax rates applicable as from the 2009 tax year are as follows: in the 2009 tax year- 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the regular company tax rate will be 18%. The aforementioned change in the tax rates had no material impact on the Company's financial position or results of operations, since the Israeli company is currently tax exempt as explained above.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law, the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the regular company statutory tax rate will be 25% as from 2012.

(5)	In 2009, the Company signed a settlement agreement with the Israeli Tax Authorities (ITA) for fiscal years 2004 through 2007 (see also Note 14(F) below).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

A.	Israeli Taxation (cont'd)

(6)	The 2010 Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010 an amendment to the Law for the Encouragement of Capital Investments – 1959 was approved (hereinafter – “the 2010 Amendment”). The 2010 Amendment was published in the Official Gazette on January 6, 2011. The 2010 Amendment is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the 2010 Amendment. Companies can choose to not be included in the scope of the 2010 Amendment and to stay in the scope of the Law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

The 2010 Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland track” and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The 2010 Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, similar to the provisions of the existing law. Furthermore, the 2010 Amendment provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the 2010 Amendment and the dividend is distributed after the date of the notice.

As of the December 31, 2011, the Company has not chosen the election of the Amendment to the law. Under the Company’s current tax status, the Company is eligible for tax exemption through 2021.

B.	Foreign subsidiaries

As of December 31, 2011, all of the Company’s subsidiaries had accumulated net operating loss carryforwards of approximately $38,047. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $23,615, will expire through 2021. Operating loss carryforwards in the German and French subsidiaries amounted to approximately $9,915 and $4,517, respectively, and can be carried forward indefinitely.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

C.	Profit (loss) before tax and income tax benefit (expense) included in the consolidated statements of operations

	Year ended December 31,
	2011	2010	2009
Profit (loss) before taxes on income
and non controlling interest:
Israel	$6,598	$8,232	$12,096
Foreign jurisdiction	7,729	1,318	(194)
	14,327	9,550	11,902

Current tax benefit (expense):
Israel	(1,002)	(294)	500
Foreign jurisdiction	(1,565)	(1,195)	(179)
	(2,567)	(1,489)	321

Deferred taxes (see Note 14D):
Israel	-	-	-
Foreign jurisdiction	409	127	1,221
	409	127	1,221

Income tax benefit (expense)	$(2,158)	$(1,362)	$1,542

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

D.           Deferred taxes (cont’d)

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31,
	2011	2010
Deferred tax assets:
Tax loss carryforwards of subsidiaries	$13,123	$15,111
Other timing differences	1,550	1,638

Total gross deferred tax assets	14,673	16,749
Valuation allowance	(13,135)	(15,111)

Net deferred tax assets (presented among current assets)	$1,538	$1,638

Long term deferred tax liabilities -
intangible assets acquired in business combination (see Note 16B)	$(5,362)	$(5,871)

The net changes in the total valuation allowance for the years ended December 31, 2011, 2010 and 2009 are $(1,976) and $1,898 and $2,206, respectively.

E.	Reconciliation of statutory tax benefit (expense) to actual income tax benefit (expense)

	Year ended December 31,
	2011	2010		2009
Profit before taxes on income	$14,327		$9,550	$11,902
Tax rate	24%		25%	26%
Computed expected tax	(3,438)		(2,388)	(3,095)
Tax benefits arising from approved enterprises (*)	1,584		2,058	3,145
Changes in unrecognized tax benefits (expense)	(1,471)		(57)	2,561
Permanent difference and other	(311)		64	1,020
Change in valuation allowance	1,976		(1,898)	(2,206)
Foreign tax rate differential	(498)		859	117

Income tax benefit (expense)	$(2,158)	$	(1,362)	$1,542

(*) Net earnings per share – amounts of the benefit resulting from the Approved Enterprises:

Basic	$0.05	$0.07	$0.11
Diluted	$0.05	$0.07	$0.10

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)
Note 14 - Taxes on Income (cont’d)

F.            Accounting for income tax uncertainties

The Company and its subsidiaries file income tax returns in Israel, the U.S and other foreign jurisdictions. The U.S. subsidiary files income tax returns in federal jurisdictions, and various states within the U.S. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008.

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

A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB ASC Subtopic 740-10, is as follows:

	2011	2010	2009
Balance at January 1	$3,991	$3,974	$7,091
Additions based on tax positions related to the current year	1,479	635	1,497
Additions for tax positions of prior years	-	-	507
Reductions for tax positions of prior years	(169)	(618)	(2,010)
Settlements	-	-	(3,111)
Balance at December 31	$5,301	$3,991	$3,974

Unrecognized tax benefits in the amount of $5,301, if recognized, would affect the effective tax rate of the Company. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months.

During the years ended December 31, 2011, 2010 and 2009 the Company recorded approximately $161, $76 and $248, respectively in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued $485 and $324 in the balance sheets as of December 31, 2011 and 2010, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)
Note 15 - Fair Value of Financial Instruments

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2011 and 2010:

		In active
		markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2011	(Level 1)	inputs (Level 2)	inputs (Level 3)

Assets:
Short-term investments	$3,794	$3,794	$-	$-
Long-term marketable securities	16,003	16,003	-	-
Derivatives	1,431	-	1,431	-
Total At December 31, 2011	$21,228	$19,797	$1,431	$-

		In active
		markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2010	(Level 1)	inputs (Level 2)	inputs (Level 3)

Assets:
Short-term investments	$11,181	$11,181	$-	$-
Long-term marketable securities	3,873	3,873	-	-
Derivatives	(132)	-	(132)	-
Total At December 31, 2010	$14,922	$15,054	$(132)	$-

Foreign Exchange Contracts

The Company and its subsidiaries complete transactions in currencies other than their functional currencies. The Company’s primary objective with respect to currency risk is to reduce net income volatility that would otherwise occur due to exchange-rate fluctuations. In order to minimize the risk of gain or loss due to exchange rates, the Company uses foreign currency derivatives. As of December 31, 2011, the Company held foreign currency forward contracts aggregating $3,628 hedging Australian dollar, $19,889 hedging Euro, $3,642 hedging Yen and $37,546 hedging Israeli Shekel. Such instruments had a combined fair value gain (loss) of $1,431 and $(132) as of December 31, 2011 and 2010, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)
Note 16 - Acquisition and Investment

A.           Investment in the Japanese Subsidiary

Since June 2009, the Company has purchased shares from the non-controlling shareholders in Given Imaging K.K. (“GIKK”), for a total consideration of $785.

In October 2009, the Company invested $4.4 million (in Japanese Yen) in GIKK. The two other shareholders of GIKK declined to invest in this financial round.

As a result of the share purchase and the investment, the Company’s share in GIKK increased to 93% of the total issued and outstanding shares of GIKK.
As to impairment of goodwill, see Note 17.

B.           Acquisition of Sierra

On April 1, 2010, as part of the Company’s strategy of expanding its product offerings, the Company completed the acquisition of Sierra, a leading provider of specialty diagnostic devices for the gastrointestinal tract (the “SSI Acquisition”). Under the terms governing the SSI Acquisition, on the closing date of the SSI Acquisition (the “SSI Closing Date”), the Company paid $34.8 million in cash for all of the issued and outstanding shares of Sierra’s common stock. Transaction costs in connection with the SSI Acquisition, in the amount of $936, were recorded as expenses in the Company’s consolidated statement of operations for the year ended December 31, 2010.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)
Note 16 - Acquisition and Investment (cont'd)

B.     Acquisition of Sierra (cont’d)

The Company accounted for the SSI Acquisition using the purchase method of accounting. The following table represents the final allocation of the purchase price of Sierra:

$ in thousands

Current assets	$7,967
Property, plant and equipment	533
Other long-term assets	65
Identifiable intangible assets:
In-process research and development	5,306
Technological intellectual property (1)	7,562
Backlog	612
Business-related intellectual property (2)	3,711
Goodwill	20,523
Total assets acquired	46,279
Current liabilities	(4,761)
Deferred tax liability	(6,759)
Other non-current liabilities	(9)
Total liabilities assumed	(11,529)

Net assets acquired	$34,750

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

Below are certain unaudited pro forma, combined statements of operations data for the years ended December 31, 2010 and 2009, presented as if the SSI Acquisition had occurred on January 1, 2009, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets; and (b) estimated decrease in interest income due to the deduction of interest income on the Company’s cash, cash equivalents and marketable securities used as cash consideration in the acquisition.  This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition actually taken place at the beginning of 2009, nor is it necessarily indicative of future results.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)
Note 16 - Acquisition and Investment (cont'd)

B.           Acquisition of Sierra (cont’d)

	Year ended December 31
	2010	2009
	$ in millions (except Earnings per share)
	(unaudited)
Net sales	$162.5	$160.3
Net income	$9.9	$12.9
Net income attributable to shareholders*	$10.2	$13.8
Earnings per share:
Basic	$0.34	$0.47
Diluted	$0.33	$0.45

*
Includes net amortization in the amount of approximately $766 and $1,528 and decrease in interest income of approximately $88 and $350 in 2010 and 2009, respectively. In addition, transaction costs of $936 that were recorded in 2010 were eliminated.

Note 17 - Goodwill

Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business and Sierra acquired in December 2008 and April 2010, respectively, over the fair value of net assets (see note 16B) and the excess of the cash invested over the fair value of the Company’s share in the net assets of its subsidiary in Japan.

Based on the annual impairment tests performed relating to the goodwill in the Japanese subsidiary, the Company recorded impairment losses of $20 and $483 in 2010 and 2009, respectively, as a result of ongoing operating losses. The Company recognized the impairment losses as part of the Operating expenses - other. All the goodwill related to the Japanese subsidiary has been written off.

The Company has set its annual impairment testing date for Sierra and for Bravo operations at December 31 of each year and no impairment charge was recognized.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)
Note 17 - Goodwill (cont'd)

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Balance as of January 1
Goodwill	$24,998	$4,475
Accumulated impairment losses	(909)	(889)
	24,089	3,586
Goodwill acquired during the year	-	20,523
Impairment loss	-	(20)
Balance as of December 31
Goodwill	24,998	24,998
Accumulated impairment losses	(909)	(909)

	$24,089	$24,089

Note 18 - Dividend

On February 10, 2009, the Board decided to declare and distribute a dividend of $0.54 per share. This dividend was paid on March 11, 2009. In making the decision to pay the dividend, the Board reviewed the Company's current and projected liquidity, its anticipated operating performance, and its growth strategies. No additional dividends are currently anticipated.

Note 19 – Subsequent Events

A.	Marketing Subsidiary in Brazil

In January 2012, the Company paid $450 in a combination of cash and cancellation of a credit line in connection with setting up a sales and marketing subsidiary in Brazil.  Under the terms of the agreement,  the Company may be obligated to pay up to an additional $600 if certain conditions and performance milestones are achieved between January 2013 and December 31, 2015.

B.	Acquisition of Non-controlling Interests

In March 2012, the Company signed a definitive agreement to purchase all of the shares held by a non-controlling shareholder of GIKK, for a total consideration of $650.
As a result of this share purchase, the Company will hold 100% of  GIKK.